Form 20-F
period 2011-12-31
China Zenix Auto International Ltd
filed 2012-04-24
CIK 1506756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-35154

CHINA ZENIX AUTO INTERNATIONAL LIMITED

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

No. 1608, North Circle Road State Highway

Zhangzhou, Fujian Province 363000

People’s Republic of China

(Address of Principal Executive Offices)

Yifan Li

No. 1608, North Circle Road State Highway

Zhangzhou, Fujian Province 363000

People’s Republic of China

Phone (86) 596-2600308

Facsimile (86) 596-2600558

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

American Depositary Shares, each representing four ordinary shares, par value US$0.0001 per share,

New York Stock Exchange

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

206,440,000 ordinary shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐                    Accelerated Filer  ☐                    Non-Accelerated Filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:     ☐   Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

INTRODUCTION

Conventions Used in this Annual Report

Unless otherwise indicated, references in this annual report on Form 20-F, or annual report, to:

•	“ADRs” are to the American depositary receipts, which evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares;

•	“aftermarket” are to the market for sales and replacement of commercial vehicle wheels after the sale of a commercial vehicle by an OEM;

•	“China” or “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“commercial vehicles” are to heavy-duty, medium-duty, light-duty and mini trucks, large, medium and small buses, and off-road vehicles;

•	“commercial vehicle wheels” are to steel and/or aluminum wheels for use in commercial vehicles;

•	“distributors” are to our tier-one and tier-two distributors;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;

•

“international sales” are to our sales to distributors located outside the PRC who then resell our products to OEMs and retail stores, repair and maintenance shops or end-users in the aftermarket, and directly to OEMs outside the PRC;

•	“OEMs” are to original equipment manufacturers;

•	“off-road steel wheels” are to steel wheels typically used for construction and other types of off-road vehicles;

•	“off-road vehicles” are to loaders, forklifts, wheel excavators, wheel bulldozers, land levelers and road rollers;

•	“ordinary shares” or “shares” are to our ordinary shares, par value US$0.0001 per share;

•	“PRC aftermarket sales” are to our sales to tier-one distributors who then resell through tier-two distributors our products which are ultimately purchased by end-users in the aftermarket in the PRC;

•	“PRC OEM sales” are to our sales to OEMs in the PRC;

•	“RMB” or “Renminbi” are to the legal currency of the PRC;

•	“SEC” are to the Securities and Exchange Commission;

•	“steel wheels” are to steel wheels used primarily in commercial vehicles;

•	“tier-one distributors” are to our tier-one distributors, with whom we have direct contractual relationships, and which exclusively resell our products to tier-two distributors;

•	“tier-two distributors” are to our tier-two distributors, retail stores and repair and maintenance shops, which can be divided into exclusive and non-exclusive tier-two distributors;

•	“tubed steel wheels” are to steel wheels which are typically used for commercial vehicles using tires that contain a rubber inner tube;

•	“tubeless steel wheels” are to steel wheels which are typically used for commercial vehicles using tubeless tires;

•	“United States” or “U.S.” are to the United States of America;

•	“US$” or “U.S. dollars” are to the legal currency of the United States; and

•

“China Zenix,” “we,” “us,” “our,” “our company” and “our group” are to China Zenix Auto International Limited and, unless otherwise indicated or as the context may otherwise require, our predecessor, Zhengxing Wheel Group Co., Ltd., or Zhengxing Wheel (initially named Fujian Zhengxing Wheel Co., Ltd.), and our consolidated entities.

Unless otherwise indicated, our historical number of shares and per share data contained in this annual report have been restated to give retroactive effect to the change in authorized and issued share capital and repurchase of our issued and outstanding shares which became effective on February 21, 2011.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3D “Key Information—Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You should not place undue reliance on these forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “project,” “potential,” “should,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	the trends, risks, challenges and uncertainties in the automotive industry and commercial vehicle wheel industry and for our business generally;

•	our beliefs regarding our strengths and strategies;

•	our current expansion strategy;

•	market acceptance of our products;

•	our ability to develop and successfully market new products, including aluminum wheel products;

•	our ability to stay abreast of market trends and technological advances;

•	competition in the commercial vehicle wheel industry;

•	our ability to maintain strong working relationships with our distributors and OEM customers;

•	our ability to comply with all relevant environmental, health and safety laws and regulations;

•	our future prospects, business development, financial condition and results of operations;

•	PRC governmental policies and regulations relating to the automotive industry and commercial vehicle wheel industry;

•	fluctuations in general economic and business conditions in the PRC and international markets; and

•	other matters described in this annual report that are not historical facts.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events, unless we are required by applicable securities laws and rules to do so. You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2009, 2010 and 2011 (successor) and the selected consolidated statements of financial position data as of December 31, 2010 and 2011 (successor) have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive income data for the year ended December 31, 2007 (predecessor), the period from January 1, 2008 to December 28, 2008 (predecessor) and the period from July 11, 2008 to December 31, 2008 (successor), and the selected consolidated statements of financial position data as of December 31, 2007 (predecessor), December 28, 2008 (predecessor) and December 31, 2008 and 2009 (successor) have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm.

China Zenix was incorporated on July 11, 2008 and completed the acquisition of Zhengxing Wheel through its wholly-owned subsidiary, China Wheel Limited, on December 29, 2008. Zhengxing Wheel is considered to be the predecessor of our company as our company and China Wheel Limited had no significant operations prior to succeeding to the business of Zhengxing Wheel on December 29, 2008.

You should read the selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and Item 5 “Operating and Financial Review and Prospects.” Our historical results are not necessarily indicative of our results expected for any future periods.

	Zhengxing Wheel (Predecessor)		China Zenix (Successor)
	Year Ended December 31,	The Period From January 1 to December 28,	The Period From July 11 to December 31,	Year Ended December 31,
	(in thousands, except per share data)
	2007	2008	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statements of Comprehensive Income Data:
Revenue	1,326,276	1,835,037	6,796	2,139,229	3,199,804	4,093,874		650,451
Cost of sales	(1,073,410)	(1,464,738)	(6,457)	(1,635,260)	(2,387,782)	(3,005,590)		(477,540)

Gross profit	252,866	370,299	339	503,969	812,022	1,088,284		172,911
Other operating income	4,302	5,641	—	8,248	6,110	11,653		1,851
Net exchange loss	(2,987)	(4,092)	(8)	(154)	(2,614)	(5,832)		(927)
Selling and distribution costs	(87,107)	(103,053)	(406)	(133,176)	(197,635)	(256,487)		(40,752)
Research and development expenses	(13,480)	(18,320)	(78)	(27,136)	(44,698)	(85,398)		(13,568)
Administrative expenses	(45,815)	(58,502)	(488)	(69,591)	(99,432)	(129,035)		(20,502)
Finance costs	(25,974)	(32,859)	(386)	(53,999)	(57,928)	(60,536)		(9,618)

Profit (loss) before taxation	81,805	159,114	(1,027)	228,161	415,825	562,649		89,395
Income tax (expense) credit	(19,361)	(26,105)	6	(44,776)	(88,055)	(110,448)		(17,548)

Profit (loss) and total comprehensive income (expense) for the period/year	62,444	133,009	(1,021)	183,385	327,770	452,201		71,847

Profit (loss) and total comprehensive income (expense) attributable to:
Owners of the Predecessor/Successor	58,744	132,210	(1,021)	183,385	327,770	452,201		71,847
Non-controlling interests	3,700	799	—	—	—	—		—

	62,444	133,009	(1,021)	183,385	327,770	452,201		71,847

(Loss) earnings per share
Basic			RMB(0.01)	RMB1.15	RMB2.05	RMB2.38	US$	0.38
Diluted			RMB(0.01)	RMB1.15	RMB2.05	RMB2.38	US$	0.38

Earnings per ADS
Basic					RMB8.19	RMB9.53	US$	1.51
Diluted					RMB8.19	RMB9.53	US$	1.51

	Zhengxing Wheel (Predecessor)		China Zenix (Successor)
	As of December 31,	As of December 28,	As of December 31,
	(in thousands, except per share data)
	2007	2008	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statements of Financial Position Data:
ASSETS
Current assets
Inventories	272,458	355,779	366,381	464,881	493,381	552,104	87,721
Trade and other receivables and prepayments	517,622	366,363	352,165	623,588	766,432	1,108,182	176,072
Prepaid lease payments	4,026	4,061	5,666	6,165	6,080	8,332	1,323
Taxation recoverable	4,166	17,830	17,830	—	—	—	—
Pledged bank deposits	67,179	49,200	90,800	74,740	71,433	96,211	15,286
Fixed bank deposits with maturity period over three months	—	—	—	—	—	105,000	16,683
Bank balances and cash	96,556	98,403	96,793	134,782	318,020	729,621	115,925

Total current assets	962,007	891,636	929,635	1,304,156	1,655,346	2,599,450	413,010

Non-current assets
Property, plant and equipment	622,948	790,709	815,130	970,608	1,198,652	1,184,756	188,239
Prepaid lease payments	180,217	177,978	257,710	276,380	266,875	371,142	58,969
Deposits paid for acquisition of property, plant and equipment	29,309	20,195	20,195	—	2,503	40,849	6,490
Deposit paid for acquisition of prepaid lease payments	—	—	—	—	20,000	—	—
Deferred tax assets	1,014	2,088	2,088	4,020	3,974	5,208	828
Intangible assets	—	—	17,000	17,000	17,000	17,000	2,701

Total non-current assets	833,488	990,970	1,112,123	1,268,008	1,509,004	1,618,955	257,227

Total assets	1,795,495	1,882,606	2,041,758	2,572,164	3,164,350	4,218,405	670,237

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	621,355	559,489	562,092	814,443	960,907	1,168,319	185,627
Amounts due to related parties	437,370	241,370	381,370	81,370	—	—	—
Taxation payable	1,635	—	—	13,802	24,234	21,810	3,465
Bank borrowings	389,500	538,000	551,000	608,000	813,500	998,500	158,646

Total current liabilities	1,449,860	1,338,859	1,494,462	1,517,615	1,798,641	2,188,629	347,738

Non-current liabilities
Bank borrowings	20,000	120,000	120,000	292,000	238,500	—	—
Deferred income	—	—	—	14,071	13,275	12,479	1,983
Deferred tax liabilities	—	—	33,208	39,401	57,305	81,672	12,976

Total non-current liabilities	20,000	120,000	153,208	345,472	309,080	94,151	14,959

Total liabilities	1,469,860	1,458,859	1,647,670	1,863,087	2,107,721	2,282,780	362,697

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 160,000,000 issued and outstanding as of December 31, 2007, 2008, 2009 and 2010 and 206,440,000 issued and outstanding as of December 31, 2011)	—	—	106	106	106	136	22
Registered and/or additional paid in capital	131,000	131,000	234	234	234	411,225	65,337
Reserves	156,097	292,747	393,748	708,737	1,056,289	1,524,264	242,181

Total equity attributable to owners of the Predecessor/Successor	287,097	423,747	394,088	709,077	1,056,629	1,935,625	307,540
Non-controlling interests	38,538	—	—	—	—	—	—

Total equity	325,635	423,747	394,088	709,077	1,056,629	1,935,625	307,540

Total equity and liabilities	1,795,495	1,882,606	2,041,758	2,572,164	3,164,350	4,218,405	670,237

Exchange Rate Information

Our business is primarily conducted in the PRC, and we expect that most of our revenue will be denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts in this annual report were made at the rate of RMB6.2939 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2011.

The following table sets forth exchange rate information for the periods indicated:

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2011
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 13, 2012)	6.3022	6.3048	6.3123	6.2975

Source: For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or the Renminbi, as the case may be, at any particular rate or at all.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business and Industry

Our operations are affected by the economic conditions of the overall automotive market, both in the PRC and in other countries, which in turn are subject to the conditions of the overall economic environment, government policies and other factors beyond our control.

As our products, steel wheels, are components of commercial vehicles, our sales are largely dependent on the demand for and usage of such vehicles in the overall automotive market, both in the PRC and in other countries where our products are sold. We sell steel wheels both through a network of distributors to aftermarket end-users as replacements for worn out or lower quality wheels, and directly to OEMs such as automotive manufacturers for use on their commercial vehicles. The demand from both of these types of customers depends on the overall demand for and usage of commercial vehicles, which in turn depends on a number of factors including overall economic conditions, vehicle sales and availability and quality of transportation networks in the markets where we sell and distribute our products. All of these factors are beyond our control.

In the PRC, as the economy continues to develop, domestic commercial vehicle sales have increased significantly in recent years, which partially drove the domestic sales of our products. The growth of the PRC automotive market, however, began to slow in 2011, with domestic commercial vehicle sales decreasing in that year primarily due to the prolonged slowdown in the global economy and PRC government policies including control over capital investment and cancellation of the government stimulus measures implemented to assist the automotive industry in 2009 and 2010. As a result, the rate of growth of our PRC OEM sales decreased significantly in 2011 compared to the prior year. Outside the PRC, our international sales have been affected by the recent global financial crisis which began in the second half of 2008, as some of the countries to which we export our products experienced an economic slowdown and the demand in the international automotive market reduced significantly between 2008 and 2009. Our international sales improved in 2010 as a result of the gradual recovery of the global economy in 2010 but ongoing economic difficulties in various markets limited growth of such sales in 2011. In addition, implementation, renewal, change or cancellation of any government policies in the future, such as economic stimulus or tightening measures or currency controls, in the PRC or in any of the international markets where our products are sold or distributed, may significantly affect our business.

If the demand for our steel wheels declines as a result of changes of economic conditions in the automotive industry or does not grow at the pace we anticipate, our business, financial condition, results of operations and prospects could be harmed.

We are reliant on our major customers and currently do not have multi-year contracts with almost all such customers.

We rely on our major customers. In 2009, 2010 and 2011, the aggregate sales to our five largest customers (including the PRC aftermarket, PRC OEMs and international sales) accounted for 21.7%, 23.0% and 21.4% of our revenue, respectively. Tata Motors, our largest customer worldwide in 2010 and 2011 and second largest customer worldwide in 2009, accounted for 5.3%, 8.3% and 5.5% of our revenue for 2009, 2010 and 2011, respectively. Our largest customer worldwide in 2009 accounted for 6.0% of our revenue for that year.

Although we generally have longstanding business relationships with our major customers, we do not have multi-year contracts with almost all such customers. For our aftermarket customers in the PRC, we sign distribution agreements with our tier-one distributors and three-party distribution agreements with our tier-one distributors and exclusive tier-two distributors. These agreements are automatically renewed every year unless terminated by the parties. We do not, however, enter into any contracts with our non-exclusive tier-two distributors to which the tier-one distributors resell our products. For our OEM customers in the PRC, we typically sign framework agreements that are renewable every year upon mutual agreement. Under these framework agreements, the volume of products to be sold in any given period is not fixed and the sale price is fixed but is periodically revised based on the market price of steel and mutual agreement between the parties. For our ten largest international customers, we enter into strategic cooperation agreements which are renewable every three years upon mutual agreement unless terminated by the parties and pursuant to which such customers place orders from time to time that specify the actual price and amount of purchases. Our remaining international customers purchase our products pursuant to standalone purchase orders.

We cannot assure you that our future sales to our major customers will equal or exceed our previous sales or will continue to exist at all, because we have no multi-year contracts with such customers guaranteeing minimum sales volumes or prices for future years. As the existing agreements with our customers expire, we may be unable to renew these agreements with our desired customers on favorable terms in a timely manner or at all. As a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may be unable to maintain, renew or develop business relationships with current or future distributors, and our tier-one distributors may be unable to maintain, renew or develop their relationships with tier-two distributors, and any of such factors could lead to a reduction of our revenue or our revenue growth.

A significant portion of our revenue comes from distributors, on which we exclusively rely to reach the aftermarket in the PRC. We have 24 tier-one distributors in the PRC, with whom we have direct contractual relationships. In turn, these tier-one distributors resell our products to tier-two distributors. Our five largest tier-one distributors accounted for 19.0%, 16.2% and 16.8% of our revenue in 2009, 2010 and 2011, respectively. We believe that we will continue to generate a significant portion of our revenue from sales to our tier-one distributors in the PRC.

As described in the preceding risk factor, we cannot assure you that our business relationships with any of our existing distributors will continue or that any such distributor will continue to purchase our products in the same quantities or at the same prices as in prior years. Furthermore, we expect that we will continue to rely on engaging distributors and expanding volume with existing distributors for our revenue growth. However, competition for distributors in our industry is intense. We compete for distributors with other companies that may have greater financial resources or name recognition in certain markets, broader product selection and more favorable pricing than us. If we lose one or more distributors and are unable to replace them at similar terms in a timely manner or if we fail to develop relationships with new distributors, we may be unable to effectively market and sell our products, which could materially and adversely affect our business, financial condition, results of operations and prospects.

In addition, we cannot be certain that our tier-one distributors will be able to maintain their relationships with tier-two distributors or that such tier-two distributors will be able to effectively sell our products to the ultimate aftermarket end-users. Our tier-one distributors are not the ultimate end-users of our products, and their orders to us depend on downstream sales to tier-two distributors and such distributors’ sales to ultimate end-users. Any failure by our tier-one distributors to maintain their relationships with tier-two distributors or by the tier-two distributors to effectively sell our products to end-users could also materially and adversely affect us.

Failure to effectively manage our network of distributors or any non-compliance by them under our distribution agreements could negatively affect our ability to sell our products or subject us to liability.

We generally select our tier-one distributors based on business reputation, size, industry and sales experience, quality of the management team and prior sales performance. Under our contractual arrangements, our tier-one distributors may not distribute any other commercial vehicle wheel manufacturer’s products, and are required to sell our products at our suggested prices and in designated sales regions.

We have both exclusive and non-exclusive tier-two distributors, both of which purchase our products from our tier-one distributors. Each of our exclusive tier-two distributors is operated by third parties, exclusively sells our products and follows our branding and marketing requirements, pursuant to annually renewable three-party distribution agreements that such exclusive tier-two distributors enter into with us and the relevant tier-one distributor in the designated sales region. Our non-exclusive tier-two distributors sell our products along with products from our competitors.

Our sales and marketing team manages and supports the activities of our tier-one distributors and exclusive tier-two distributors to ensure that they comply with our sales guidelines, policies and procedures. Despite our contractual arrangements and the efforts of our sales and marketing team, we cannot assure you that our tier-one distributors and exclusive tier-two distributors will fully comply with their contractual obligations to us. For example, they may:

•	fail to meet sales targets for our products in accordance with relevant agreements;

•	sell our products outside their designated regions, possibly in violation of the exclusive distribution rights of our other distributors;

•	fail to maintain requisite licenses or otherwise comply with regulatory requirements when selling our products;

•	sell products that compete with ours; or

•	violate applicable laws, including the anti-corruption laws of the PRC, the United States or other countries, during the course of the marketing and sale of our products.

Furthermore, we generally have no direct contractual relations with our non-exclusive tier-two distributors, all of which are independent from us. Instead, our tier-one distributors directly contract with non-exclusive tier-two distributors to implement certain sales policies and restrictions reflected in the contracts between tier-one distributors and us. We rely on tier-one distributors to enforce these arrangements with non-exclusive tier-two distributors, and we cannot assure you that our tier-one distributors can be successful in doing so. As a result, we have limited ability to manage the activities of our non-exclusive tier-two distributors, and we may not be able to timely mitigate or correct any non-compliance by such distributors with our sales policies and restrictions.

If our distributors do not comply with our agreements with them or if they violate applicable laws or otherwise engage in illegal practices with respect to their sales and marketing of our products, then our brand and reputation may be harmed or our sales activities may be disrupted, and we could also be liable for such actions by our distributors. Therefore, if we are unable to effectively manage our network of distributors, our brand, business, financial condition, results of operations and prospects may be materially and adversely affected.

We may not be successful in expanding our international sales or operations due to various factors, including political or economic issues such as trade barriers.

Our products are mainly sold in the PRC, but international sales to India and more than 30 other countries worldwide, both to international distributors and OEMs, are significant, accounting for 15.4%, 16.7% and 13.8% of our revenue in 2009, 2010 and 2011, respectively. As a result, our operations and financial performance are affected by the social, economic, political and regulatory conditions in these countries and countries where we may operate or where our products may be sold in the future. Furthermore, regulations and policies affecting trade and bilateral relations between the PRC and the countries and regions to which we export our products can adversely affect our international sales in those countries and regions.

We intend to expand our international sales, particularly sales in India, which is already our largest international market. We are in the process of establishing a steel wheel manufacturing facility in India. However, we may not be successful in expanding our international sales or operations or benefiting from any such expansion, due to the following factors:

•	fluctuations in currency foreign exchange rates;

•	inability to execute or manage international expansion;

•	instability of local political and economic conditions;

•	difficulties caused by cultural or language differences;

•	inability to timely attract or train sufficient experienced staff and skilled workers, including sales staff knowledgeable in each international market;

•	increasing costs and expenses associated with maintaining marketing and sales efforts or establishing other operations outside the PRC;

•

difficulty and costs relating to compliance with different commercial and legal requirements of various international markets, including but not limited to any permits, licenses, registrations or certificates that may be required in those markets;

•	inability to obtain, maintain or enforce intellectual property rights; and

•

trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses (including anti-dumping duties as discussed below), which could increase the prices of our products and make us less competitive in some countries and regions.

In particular, we have already faced trade barriers in our international markets. For example, the Indian government initiated proceedings in 2006 to impose anti-dumping duties on Indian companies for importing steel wheel products from the PRC primarily in an attempt to protect local Indian steel wheel manufacturers, which generally do not offer steel wheels at the prices that we and our PRC competitors are able to offer in India. We participated in the relevant investigation and proceedings initiated by the Indian government, which ended in 2007. As a result of our efforts, Indian importers are subject to a lower import tax rate when importing from us compared to some of our PRC competitors. However, we and our products may still from time to time be subject to further import taxes or anti-dumping duties in India and other countries where our products are sold, which could have an adverse impact on the prices and sales of our products in those countries. In addition, responding to any initiation of protection measures against us or our products in our international markets may significantly divert the resources and attention of our management.

If we are unable to successfully expand our international sales or operations, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may be unable to prevent potential resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to independent non-U.S. distributors over which we have limited control.

The U.S. Department of the Treasury’s Office of Foreign Assets Control administers certain laws and regulations, or U.S. Economic Sanctions Laws, that restrict U.S. persons and, under limited circumstances, foreign entities, in conducting activities, transacting business with or making investments in certain countries, governments, entities and individuals that are the subject of U.S. economic sanctions, or Sanctions Targets. U.S. persons are also generally prohibited from facilitating such activities or transactions engaged in by non-U.S. persons.

We sell a portion of our products in international markets through independent non-U.S. distributors that are responsible for interacting with the end-users of our products. Historically, some of our independent non-U.S. distributors were located in countries that were subject to U.S. economic sanctions, namely, Burma, Iraq, Iran, Lebanon and Syria. In each of 2009 and 2010, our aggregate sales to the non-U.S. distributors in those sanctioned countries accounted for less than 2.0% of our revenue in the respective periods. We ceased selling to such non-U.S. distributors in those sanctioned countries in October 2010.

We believe that, under their current terms, U.S. Economic Sanctions Laws are not applicable to our historical activities with respect to the sanctioned countries named above. Nonetheless, we have decided not to engage in any sales to non-U.S. distributors located in any countries that are subject to U.S. economic sanctions and have implemented measures to prevent any future sales of our products to any Sanctions Targets.

Due to our limited control over our independent non-U.S. distributors, however, we may be unable to prevent all potential resales or transfers of our products to Sanctions Targets. We do not always know the end-users to whom our distributors resell our products, and, although we have required our distributors to covenant with us not to resell our products to Sanctions Targets, one or more of our distributors may breach that covenant. If our activities are found to violate applicable sanctions or other trade controls, our reputation could be adversely affected, some of our U.S. investors might be required to sell their interests in our company under the laws of certain U.S. states or under internal investment policies or might decide for reputational reasons to sell such interests, and some U.S. institutional investors might forgo the purchase of our ADSs, all of which could materially and adversely affect the value of our ADSs and your investment in us.

We rely on a limited number of key suppliers for steel, our key raw material, and certain components required for our production.

Our principal raw material is steel which accounts for substantially all of our current total raw material requirements. We source steel from a handful of key suppliers in the PRC, with whom we typically enter into annual supply agreements. In addition, we purchase from a limited number of suppliers a majority of our locking rings, a key component used in our production of tubed steel wheels.

We have optimized our manufacturing process by procuring steel that meets our specifications, and we purchase such steel from a handful of established key suppliers. Although there are alternative steel suppliers in the market, any disruption in steel from our key suppliers may disrupt our manufacturing operations until we can secure customized steel from other suppliers at similar pricing and other terms in a timely manner. One of our five largest suppliers in 2009, Tianjin Tiantie Metallurgical, our purchase from which accounted for 13.1% of our total raw material costs for the year ended 2009, stopped supplying steel to us since August 2010 as a result of its plans to use its steel production for its own manufacturing operations instead of selling such production to third-party customers such as us. Subsequently, we located a substitute steel supplier which agreed to supply steel that we require on substantially the same terms as Tianjin Tiantie Metallurgical. We, however, cannot assure you that we will always be successful in adequately handling similar situations in the future.

Furthermore, we cannot assure you that our annual agreements with the relevant suppliers will be renewed on a timely basis, on the same terms as we have previously received or at all. We do not hedge or otherwise fix supply prices in advance by contract, although we typically increase our inventory of steel when prices decline and limit our purchases to the extent possible when steel prices increase. Accordingly, we cannot guarantee that we will be able to purchase sufficient quantities of the appropriate types of steel for our various products at the prices we have historically paid. Similarly, we may be unable to obtain adequate supplies of locking rings at or lower than the prices we have historically paid. If any of the above events occurs, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We are subject to risks associated with the volatile prices and availability of raw materials and utilities.

The primary raw material for our production is steel, which is a commodity with frequently fluctuating prices. In addition to steel, utilities, particularly electricity, are another significant input in our manufacturing process.

The prices of raw materials and utilities may fluctuate due to intervening factors such as global demand and supply conditions and changes in economic conditions. Any shortages or interruptions in the supply of raw materials or utilities may result in an increase in raw material or utility prices, and we may not be able to pass on these increases in prices to our customers or we may be unable to find alternative sources of such raw materials or utilities at competitive prices. We cannot assure you that such shortages or interruptions will not occur in the future. Alternatively, if the prices of raw materials decrease significantly, especially in the case of steel, which we typically increase our purchases when prices decline, we may have to reduce the prices we charge for our products to remain competitive. This may require us to write down the value of inventory on hand that we purchased prior to such decrease in prices. If any of these events occurs, our business, financial condition, results of operations and prospects may be adversely affected.

We operate in a highly competitive industry.

As we operate in a highly competitive industry, we currently face competition from other manufacturers of steel and aluminum wheels in the PRC. In the PRC market, we primarily compete with companies such as Shandong Xingmin Wheel, Dongfeng Motor Wheel, Changchun FAWAY Automobile Components, Alcoa Inc. and Alex Global Technology, Inc. In India, our principal international market, we primarily compete with local wheel manufacturers such as Wheels India and Hayes Lemmerz. Our success depends, among other things, on our ability to maintain and improve our products and production capabilities to meet the needs of our existing and new customers. In particular, there is intense competition for a limited number of OEM customers. If our products do not meet the requirements of our existing and new customers, if our competitors offer better products or more competitive prices for similar products, or if our products otherwise fail to compete successfully in the industry, our financial performance may be adversely affected.

In addition, there is increasing consolidation within the commercial vehicle wheel industry in the PRC. If we fail to maintain or increase our market share, this consolidation in our industry could cause our competitors to develop advantages over us in their available capital, per-unit cost in manufacturing operations, purchasing power with suppliers, pricing power with customers, scale of distribution network, brand recognition and other factors that could adversely affect our business, financial condition, results of operations and prospects.

There are changing demands within the commercial vehicle wheel market, involving shifts in demand from certain types of wheels to others, and our business, financial condition, results of operations and prospects may be materially and adversely affected if we fail to meet such changing market demands.

The market for commercial vehicle wheels is constantly evolving, with demand for different types of wheels shifting over time. For example, it is anticipated that tubeless steel wheels will gradually displace demand for tubed steel wheels and that there will be a shift from steel wheels to aluminum wheels. These particular trends are driven by a desire for wheels that provide greater safety and/or fuel efficiency. Successfully meeting the changing market demands will be critical for us to remain competitive in the industry.

These and other market changes may increase or decrease demand for certain of our existing and planned products. We anticipate incurring significant costs to appropriately accommodate such changing market trends. For example, we have increased the weight of tubeless steel wheel production as a proportion of our overall production in recent years and are in the process of establishing a new aluminum wheel manufacturing facility in the PRC which is expected to be completed in the second half of 2012 and have an estimated initial production capacity of approximately 250,000 units by the end of 2012. We have devoted significant financial and other resources to these activities and expect to incur additional costs in the future. Furthermore, we may not be successful in keeping up with or foreseeing the changing demands in the market, and we may not otherwise realize the full benefit of our investments made in anticipation of any particular market trend. Although, as described in the next risk factor, we are actively engaging in research and development activities to keep up with changing market demands, we cannot assure you that we will successfully meet future market demands. Any of these factors could adversely affect our business, financial condition, results of operations and prospects.

Our product development efforts may not result in successful new products that meet changing market demands. In particular, our plans to launch new aluminum wheel products may not be successful.

In order to maintain and enhance our leading competitive position and to continue to grow our business, we work to further optimize our manufacturing processes and to design, develop and market new products and improved versions of our existing products to meet changing market demands. In particular, we are conducting research and development for the production of aluminum wheels for use in commercial vehicles in anticipation of changing market demands.

Accordingly, we expect our research and development expenses to continue to increase for the foreseeable future as we continue to develop new and enhanced steel wheels and as we further enhance our research and development for aluminum wheels. However, as a percentage of revenue, we expect our research and development expenses to remain relatively stable for the foreseeable future. Further, research and development activities are inherently uncertain, and the success of our new products will depend on a number of factors, including product quality, competition, customer acceptance, price, general market conditions, government policies, our ability to reflect customer feedback into our new products, our ability to accurately assess technological trends and customer needs and the strength of our marketing and distribution capabilities.

We have no prior experience in designing and producing aluminum wheels on a commercial scale. Entering the aluminum wheel market may be a challenge for us, since the production of aluminum wheels differs from that of our existing steel wheel products. For example, aluminum wheels require certain manufacturing equipment and techniques different from those used for steel wheels. Therefore, we may not be successful in the aluminum wheel market. Our competitors may be able to introduce aluminum wheels to markets faster than us, adopt more efficient manufacturing techniques or develop products that are more effective or commercially attractive than ours. If we fail to succeed in the aluminum wheel market, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may not successfully expand or manage our production capacity.

Our future success depends on, among other things, our ability to maintain optimal production capacity and to maximize the utilization rate of our production capacity. If we fail to achieve either, we may be unable to benefit from economies of scale to decrease our cost per wheel, apply capital efficiently, improve our profitability, maintain our leading competitive position in the commercial vehicle wheel industry or meet customer needs.

We have undergone a series of expansions in recent years. We constructed a new manufacturing facility in Chengdu, Sichuan Province in 2009, and we expanded our existing manufacturing facilities in 2010 and 2011. As a result of these expansion activities, our annual capacity expanded from approximately 10.0 million steel wheels in 2009 to approximately 15.0 million steel wheels in 2011. We are also in the process of establishing a new aluminum wheel manufacturing facility.

Although we have significantly expanded our production capacity and are planning to further expand our manufacturing facilities, it is possible that demand for our products may exceed our production capacity in future periods, in which case we may be required to further expand our production capacity to maintain or increase our market share. However, such future expansion is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds to purchase additional production equipment or to build additional factories, which we may be unable to obtain on commercially viable terms or at all;

•	cost overruns and delays as a result of a number of factors, many of which are beyond our control, such as increased costs associated with equipment procurement;

•	delays or denial of required approvals by relevant government authorities;

•

failures to obtain adequate land or buildings that are suitable for our manufacturing facilities and within geographic proximity to regions with demand for our products or with adequate shipping facilities, utilities and labor pools;

•	production inefficiency or inadequate quality control from new or expanded manufacturing facilities;

•	inability to quickly implement an adequate set of financial controls to track the increased scale of our business;

•	inability to attract, retain or appropriately train and manage new personnel; and

•	delays in commencing operations at our new or expanded facilities.

After any expansion of production capacity, the utilization rate of our expanded production capacity is subject to various factors, many of which are beyond our control, including: inability to increase our sales volume due to market conditions, unanticipated disruptions in our operations which may impact our ability to manufacture products or make timely deliveries to our customers, and inadequate access to raw materials, labor or other inputs required for our manufacturing operations. As a result, we cannot assure you that we will always be able to adequately utilize our production capacity at any given time.

If we fail to appropriately expand and manage our production capacity, our business, financial condition, results of operations and prospects may be adversely affected.

We may seek to expand through acquisitions, but we may be unsuccessful in our ability to manage such acquisitions and we may not realize the anticipated benefits from such acquisitions.

To enhance our growth, we may acquire businesses, manufacturing facilities, technologies or know-how that we believe would benefit us in terms of product development, manufacturing or distribution. For example, we established our Chengdu manufacturing facility in July 2004 through an asset purchase from Sichuan Xinbao Wheel Co., Ltd. We may continue to expand our operations, when opportunities arise, through acquisitions of other businesses.

As we have limited experience with acquisitions, we may experience:

•

difficulties in integrating the acquired companies, technologies, personnel or products into our existing business, particularly integrating different quality management, customer relationship management and other business functions;

•

delays or failures in realizing the benefits from any acquired company, products or know-how, which could result from, for example, delays in governmental approvals of products developed by acquired businesses;

•	diversion of our management’s time and attention from other business concerns;

•	higher costs of integration than we anticipated; or

•	difficulties in retaining key employees of any acquired business who are necessary to manage these acquisitions.

If we acquire businesses that operate outside the PRC or offer products that are different from our existing products, these risks may increase because of our limited experience in operating such businesses.

An acquisition could also materially impair our results of operations by causing us to incur debt or requiring us to amortize acquired intangible assets. We may also discover deficiencies in internal controls, data adequacy and integrity, product quality and regulatory compliance, and product liabilities in acquired businesses which we did not uncover prior to such acquisition. As a consequence, we may become subject to penalties, lawsuits or other liabilities. Any difficulties in the integration of acquired businesses, product or technologies or unexpected penalties, lawsuits or liabilities in connection with acquired businesses, product or technologies could have a material adverse effect on our business, financial condition and results of operations.

Our success depends substantially on the continuing efforts of our executive management team and other key personnel, and losing their services would severely disrupt our business and materially and adversely impact our results of operations.

Our future success depends substantially on the continuing services of our senior management team, in particular, Mr. Jianhui Lai, our founder, chairman and chief executive officer. Mr. Lai has over 20 years of experience in the commercial vehicle wheel industry, particularly in managing vehicle wheel businesses. Mr. Lai’s experience and efforts have been instrumental in the development of our company. If Mr. Lai or any of our other senior executives or key personnel are unable or unwilling to remain with our company, we may not be able to replace them with appropriate candidates, our business may be disrupted and our business, financial condition, results of operations and prospects may be materially and adversely affected.

We do not maintain key-man insurance for members of our management team or any of our other key personnel. If we lose the services of any member of our senior management team or key personnel, we may not be able to locate suitable or qualified replacements, and we may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose some of our customers and trade secrets. While we protect our trade secrets by entering into non-disclosure/confidentiality and non-competition agreements with each of our executive officers as well as key personnel who have access to sensitive and confidential information, we cannot assure you that, in light of uncertainties associated with the PRC legal system, these agreements could be enforced in the PRC. Please refer to “—Risks Relating to Doing Business in the PRC—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

Our business depends on our ability to maintain a skilled labor force, and our business may be adversely disrupted if we fail to continue to attract, train and retain our highly qualified technical personnel.

Our success depends, to a significant extent, on our ability to attract, train and retain technical experts, research and development personnel, engineers, post-sales services personnel and sales and marketing personnel, particularly those with expertise and experience in the automotive or automotive component industry. There is substantial competition for those professionals, and there can be no assurance that we will be able to continuously attract or retain them. If we are unable to attract and retain valuable employees, to keep pace with our expected growth, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our labor costs may increase in the PRC.

Labor is a key component of our manufacturing operations in the PRC. In addition to the labor contract law, discussed below in “—Risks Relating to Doing Business in the PRC—The enforcement of new labor contract law and its implementation rules and increase in labor costs in the PRC may adversely affect our business and our profitability,” other factors may increase our costs of labor in the PRC. As the PRC economy continues to develop, its labor force is becoming more educated and is undergoing other demographic changes. As a result, the number of available workers for our manufacturing operations may decrease or such workers may demand higher wages. In addition, increases in the size or number of our competitors or other manufacturing businesses may adversely affect our ability to recruit and retain workers for our own manufacturing operations. Our total staff costs in 2009, 2010 and 2011 were RMB155.7 million, RMB215.9 million and RMB263.9 million (US$41.9 million), which represented 7.3%, 6.8% and 6.4% of our revenue in each of those years, respectively. A significant increase in labor costs for our operations in the PRC could adversely affect our business, financial condition, results of operations and prospects.

We are subject to credit risks of our customers, and our trade receivables are relatively large.

Our customers may default in their payments to us from time to time. We conduct regular reviews of our credit exposure to our customers. Credit risk arises from events and circumstances beyond our control or events which are difficult to anticipate or detect, such as an economic downturn or deterioration in the financial position of our customers.

For our PRC aftermarket sales, our tier-one distributors are required to provide us a credit deposit typically equal to approximately one-month of indicative annual purchase amount. Depending on the actual sales amount, we typically provide our tier-one distributors a credit term of 45 to 55 days from the delivery of our products. We typically provide our OEM customers in the PRC a credit term of 55 to 75 days from the delivery of our products, depending on the sales amount. For international sales, we typically provide our customers a credit term of 30 days from delivery of our products. For certain new international customers, we require payment of the entire purchase price at the time of purchase. As of December 31, 2009, 2010 and 2011, we had trade receivables of RMB437.8 million, RMB452.0 million and RMB728.9 million (US$115.8 million), respectively, which represented 20.5%, 14.1% and 17.8% of our revenue in each of those years, respectively.

If our customers fail to timely pay us, require us to extend credit to them beyond our customary payment periods, or otherwise default on their payments in an amount in excess of any previously paid deposit, we may be unable to generate sufficient cash flow to meet our cash flow requirements and we would need to make provisions for doubtful debts or incur bad debt write-offs, which may adversely affect our financial performance. Disputes which arise due to default in payment by customers may also incur time and substantial costs in claiming for such payments and thus affect our liquidity, business, financial condition, results of operations and prospects.

Our operating results may fluctuate considerably from quarter to quarter, and these fluctuations could have an adverse effect on the price of our ADSs.

Our results of operations have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter as a result of a number of factors, many of which are beyond our control, including, among others:

•	seasonal or periodic fluctuations in our customers’ and end-users’ businesses, which could cause variability or unpredictability in the volume and timing of our customers’ purchase orders;

•	price fluctuations and shortages of raw materials that we purchase from suppliers;

•	the rate and cost at which we are able to expand our internal production capacity to meet customer demand and the timeliness and success of these expansion efforts;

•	foreign currency fluctuations, particularly fluctuations in the exchange rates of the Renminbi, U.S. dollar and Euro;

•	our success in maintaining, establishing and expanding customer relationships;

•	changes in our manufacturing costs, selling prices and the relative sales mix of our products;

•	timing of new product or technology developments, announcements, or introductions by us or our competitors and other developments in our competitive environment;

•	changes in the regulatory environment of our industry; and

•	economic, political and other conditions in the PRC and elsewhere.

Historically, our revenues have typically been higher in the second and fourth quarters and lower in the first and third quarters of each year. We cannot be certain if or how our results of operations will be affected by seasonal trends in future periods.

In addition, if our revenue in a particular quarter is lower than we expect, we may be unable to reduce our operating expenses, in particular our advertising expenses, for that quarter by a corresponding amount. This could have a material adverse effect on our operating results for that quarter. You should not rely on our results from any quarter as an indication of future performance. Quarterly variations in our operations could result in significant volatility in the market for our ADSs, and the market price for our ADSs might fall below the initial public offering price. The occurrence of any of the risks described above could result in harm to our business, financial condition, results of operations and prospects, especially if it continues for a period of time or is not mitigated in subsequent periods.

Our patents, trademarks and other intellectual property are important assets for our business, and if we are unable to protect them, or if other parties claim we are infringing their intellectual property, then our business, financial condition, results of operations and prospects may be materially and adversely affected.

We have developed a large portfolio of intellectual property rights in the PRC to protect the technologies, inventions and improvements significant to our business, and we believe that this is important for us to maintain a competitive advantage in the marketplace. As of December 31, 2011, we owned a total of 97 patents in the PRC. In addition, we had registered 532 trademarks with China’s Trademark Office as of December 31, 2011, and are currently in the process of applying for 10 additional trademarks in the PRC. We also have a number of trademarks and trademark applications in a number of the countries to which we export our products.

Our success will depend in part on our ability to obtain and enforce protection for patents, trademarks and other intellectual property against third-party challenges. We will only be able to protect our patents, trademarks and other intellectual property from unauthorized use by third parties to the extent that we obtain valid and enforceable intellectual property rights with respect to them. Furthermore, the degree of future protection of our intellectual property rights is uncertain because legal means may only provide limited protection and may not adequately protect our exclusive proprietary interest or permit us to gain or keep our competitive advantage.

We rely primarily on intellectual property laws and contractual arrangements with our employees and others to protect our intellectual property rights. We have entered into agreements with our executive officers and employees involved in technology and research and development, under which intellectual property during their employment belongs to us, and they waive all relevant rights or claims to such intellectual property. Our executive officers and employees involved in technology and research and development are also bound by a confidentiality obligation, and have agreed to disclose and assign to us inventions conceived by them during their term of employment. While we actively take steps to protect our intellectual property rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. The counterparties to our confidentiality agreements may not follow such agreements, or our confidentiality agreements may not be enforceable or provide an adequate remedy in the event of unauthorized use or disclosure. Infringement or misappropriation of our intellectual property could harm our business and leading market position.

We have sold, and expect to continue to sell, a significant portion of our products outside the PRC, where we currently have no patent protection. In these jurisdictions, others may independently develop substantially equivalent technologies or processes, or otherwise gain access to our proprietary technologies or processes, and obtain patents for such intellectual properties, including in countries in which we sell our products, which could allow those patent holders to prevent us from selling any of our products that infringe those foreign patents in those countries.

Our competitors are also developing and seeking patent protection for technologies in connection with the manufacturing of steel wheels. We expect these competitors to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending held by others that cover significant parts of our technology or business methods. Disputes over rights to these technologies may arise in the future. We cannot be certain that our products do not or will not infringe valid patents or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others.

If we are not able to protect our patents, trademarks and other intellectual property, we will not be able to exclude competitors from developing or producing competing products using the relevant technologies or processes. Similarly, if other parties assert claims that we are infringing their intellectual property, they may be able to prevent us from using certain technologies or processes or from producing certain types of products. Any of these situations may materially and adversely affect our business, financial condition, results of operations and prospects.

Our future capital needs are uncertain, and we may not be successful in raising sufficient funds in the future, particularly to fund our expansion activities.

Our future capital needs are uncertain because our expenditures may exceed our current expectations. This could occur for a number of reasons, including, for example, if we devote a significant amount of financial resources to expansion of production capacity or to the research and development of new products or manufacturing techniques that we believe to have significant commercial potential. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

•	market conditions for capital-raising activities by PRC-based companies, such as investors’ perception of, and demand for, securities of PRC-based auto component manufacturers;

•	the regulatory environment, including regulation of our industry and PRC governmental policies relating to foreign currency borrowings;

•	our future financial condition, results of operations and cash flows; and

•	economic, political and other conditions in the PRC and elsewhere.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds that are necessary for our operations on terms favorable to us could have a material adverse effect on our liquidity and financial condition.

If we raise additional funds, we may dilute existing shareholders or increase our debt, which in turn could restrict our operations or ability to pay dividends.

If our revenue is not sufficient to meet our operational needs and capital requirements or if we have future liquidity needs or other business reasons, we may need (or we may elect) to sell additional equity or debt securities or borrow funds to raise capital. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders and a reduction in the price of our ADSs. The incurrence of additional debt would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends. As a result, we may be more vulnerable to general adverse economic and industrial conditions, be limited in our ability to pursue our expansion plans, be required to allocate a significant portion of our cash flow from operations to repay our debts, reducing the availability of our cash flow to fund capital expenditures, working capital and other corporate purposes, and limiting our flexibility in planning for, or reacting to, changes in our business and the market environment.

If we are unable to remediate our significant deficiencies or any material weaknesses that may arise in our internal control over financial reporting, we may be unable to timely issue accurate financial reports and prevent fraud, which in turn could negatively impact investor confidence and the price of our ADSs or otherwise harm our reputation.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements in financial reporting on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected and corrected on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Under the rules and regulations implementing Section 404 of the U.S. Sarbanes-Oxley Act of 2002, we expect to be required, beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2012, to deliver a report by management that assesses the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm may be required to audit and report on the effectiveness of our internal control over financial reporting. We have a substantial effort ahead of us to complete the documentation and testing of our internal control over financial reporting and to remediate any material weaknesses and significant deficiencies identified during that process. We may not be able to complete the required management assessment by our reporting deadline. An inability to complete this assessment in a timely manner or at all would result in receiving something other than an unqualified report from our independent registered public accounting firm with respect to our assessment of internal control over financial reporting. In addition, if material weaknesses or a combination of significant deficiencies are identified and not remediated, we would not be able to conclude that our internal control over financial reporting was effective, which would result in the inability of our independent registered public accounting firm to deliver an unqualified report on the effectiveness of our internal control over financial reporting.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2011, we did not identify any material weaknesses, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, in our internal control over financial reporting. We did, however, identify certain significant deficiencies relating to, among other things, a lack of certain documented IFRS accounting policies and procedures, and accounting staff trained in IFRS and U.S. public company reporting requirements.

We have begun taking actions and measures to improve our internal control over financial reporting in order to address the foregoing deficiencies and to obtain reasonable assurance regarding the reliability of our financial statements. However, we have not yet implemented all of these actions and measures and tested them. Furthermore, we cannot assure you if or when we will be able to remedy these significant deficiencies, that our independent registered public accounting firm will agree with our assessment, or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. If our significant deficiencies are not corrected, or if we identify additional deficiencies or fail to implement new or improved controls successfully in a timely manner, we may be unable to issue timely and accurate financial reports.

Inferior internal control over financial reporting or the inability to issue timely and accurate financial reports could cause investors to lose confidence in the reliability of our financial statements, and such loss of confidence could negatively impact the trading price of our ADSs or otherwise harm our reputation.

Our manufacturing operations are subject to environmental, health and safety regulations. Any actual or alleged violation of these regulations could result in regulatory actions, fines and other penalties, including suspending production or ceasing operations, civil or criminal claims resulting in potentially significant monetary damages, adverse publicity, and other negative consequences.

Our production process primarily generates and discharges waste water, waste gas, noises and solid wastes, and we are required to comply with certain national and local environmental, health and safety regulations. We believe that we have instituted environmental, health and safety procedures and measures that comply with the relevant regulations in the PRC in all material respects. We also sell certain of our solid wastes, such as scrap steel, to third parties or recycling stations. However, we cannot completely eliminate the environmental, health and safety risks associated with our waste materials. If more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental, health and safety regulations, we could be subject to regulatory actions, fines and other penalties, including suspending production or ceasing operations, civil or criminal claims resulting in potentially significant monetary damages, adverse publicity and other negative consequences, all of which could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.

Our business benefits from certain PRC government tax incentives. Expiration of, or changes to, these incentives and PRC tax laws could have a material adverse effect on our operating results.

Prior to January 1, 2008, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory tax rate of 33.0%. The PRC Enterprise Income Tax Law, or the new EIT Law, and the implementation rules issued by the State Council of the PRC, or the State Council, became effective as of January 1, 2008. The new EIT Law provides that all enterprises in the PRC, including foreign-invested companies, are subject to a uniform 25.0% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Accordingly, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory rate of 25.0% after January 1, 2008, except for (i) Zhengxing Wheel, which was recognized as a “High and New Technology Enterprise” in 2008 and 2012 and enjoys a preferential tax rate of 15.0% from 2008 to 2013, (ii) Zhengxing Group Langfang Wheel Co., Ltd., which was recognized as a “High and New Technology Enterprise” in 2009 and enjoys a preferential tax rate of 15.0% from 2009 to 2011, (iii) Zhengxing Group Hefei Wheel Co., Ltd., which was recognized as a “High and New Technology Enterprise” in 2011 and enjoys a preferential tax rate of 15.0% from 2010 to 2012 (the preferential tax rate of 15.0% applied retrospectively for 2010, the effect of which was not reflected in our income tax expense in 2010, and relevant adjustments were made in our consolidated financial statements for 2011) and (iv) Zhengxing Group Chengdu Wheel Co., Ltd., which was incorporated in the western region of the PRC in July 2004 and derived more than 70.0% of its total income from the business of state-encouraged industry, and enjoys a preferential tax rate of 15.0% from its inception in 2004 to 2020.

These preferential income tax rates are subject to periodic review and renewal by PRC authorities. For example, we would need to apply for the renewal of the status as a “High and New Technology Enterprise” for Zhengxing Group Langfang Wheel Co., Ltd. in the second quarter of 2012 in order for this entity to continue enjoying the preferential tax treatment upon the expiration of the relevant period indicated above. If our subsidiaries fail to maintain their preferential tax statuses, their applicable EIT rate may increase to up to 25.0%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

We also benefit from PRC tax policies designed to encourage exports. In the PRC, steel wheels are normally subject to a value-added tax, or VAT, of 17.0%, but we receive a full rebate of or exemption from the VAT for the steel wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB44.1 million, RMB94.7 million and RMB92.1 million (US$14.6 million) in 2009, 2010 and 2011, respectively. However, these VAT exemptions and rebates for exported steel wheels may be eliminated by the PRC government. If this occurs, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may suffer uncompensated losses from events that disrupt our operations because we do not have adequate insurance.

We currently only maintain limited insurance, covering our major fixed assets, equipment and machinery. Our manufacturing operations are subject to risks including fire, theft, labor disputes, equipment breakdown or failure, natural disasters and non-compliance with the applicable laws or regulations. If any of these events occur at our manufacturing facilities, our manufacturing operations may be materially and adversely disrupted. There is no certainty that our insurance for our major fixed assets, equipment and machinery is sufficient to indemnify us against the losses that may arise from such events. We do not currently maintain insurance coverage for business interruption, product liability or death of key members of management. If an event occurs for which we have inadequate or no insurance coverage, our business, financial condition, results of operations and prospects may be adversely affected.

We incurred non-cash share-based compensation expenses in 2011 and expect to continue to incur such expenses. If our company or shareholders grant restricted shares, share options and other share-based compensation to our employees, directors or consultants in consideration of their services to our company in the future, we may incur additional non-cash share-based compensation expenses, and our net income may be adversely affected.

Newrace Limited, one of our shareholders, has made a grant of restricted ordinary shares to Mr. Yifan Li, our chief financial officer, in consideration of his service to our company. As a result of this grant of restricted shares by Newrace Limited, we incurred non-cash share-based compensation expenses of RMB3.0 million (US$0.5 million) in 2011, and we expect to incur additional compensation expenses in 2012 and 2013 in connection with this grant. We also incurred non-cash share-based compensation expenses of RMB1.9 million (US$0.3 million) in 2011 in connection with the share option granted to one of our executive officers in August 2011 under our 2011 Share Incentive Plan. We may incur additional such expenses in connection with other share-based compensation grants we or our shareholders may make to our employees, directors or consultants in the future as an important means to attract and retain such personnel. We account for compensation costs for all such restricted share grants and share options using the fair value determined on the grant date and recognize the expenses in our consolidated statement of comprehensive income. These compensation expenses may materially and adversely affect our net income. Please refer to Item 5A “Operating and Financial Review and Prospects—Operating Results—Equity-settled Share-based Compensation Expense.”

We have had net current liabilities.

As of December 31, 2009 and 2010, we had net current liabilities of RMB213.5 million and RMB143.3 million, respectively. We had net current assets of RMB410.8 million (US$65.3 million) as of December 31, 2011. Our previous net current liability position was primarily due to our need for a significant amount of working capital in connection with our continuous expansion of business in recent years and the fact that parts of our capital expenditures were funded by cash flows from operations and current bank borrowings. Such position was improved by net proceeds from our initial public offering and profit for the year in 2011 and resulted in a net current asset position as of December 31, 2011. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing and the net proceeds from our initial public offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all. If we have difficulty obtaining sufficient capital for operations or expansion, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We have not obtained property ownership certificate for a portion of our manufacturing facilities in Hefei, Anhui Province.

We are in the process of applying for the relevant property ownership certificate for a portion of our manufacturing facilities in Hefei, Anhui Province with an aggregate floor area of approximately 8,500 square meters, and expect to obtain the relevant property ownership certificate in the second half of 2012. As advised by our PRC counsel, there is no legal impediment for us to obtain the relevant property ownership certificate. There is, however, no assurance that we will be able to continue to use the relevant facilities and/or obtain the relevant property ownership certificate. We may be required to incur additional costs to relocate the relevant facilities and be subject to a one-time fine of up to RMB50,000 (approximately US$7,944) pursuant to the relevant PRC laws and regulations. If we are required to cease using these facilities, we may experience a disruption in our business operation which could materially and adversely affect our business, financial condition and results of operations. In addition, without the relevant property ownership certificate, we may not be able to sell, mortgage or otherwise dispose of the relevant facilities, which could reduce our flexibility in operations or our ability to obtain or secure bank loans or credits.

Risks Relating to Doing Business in the PRC

Adverse changes in political and economic policies of the PRC government could have a material and adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially and adversely affect our leading competitive position.

We conduct all of our manufacturing and have historically derived the majority of our revenue in the PRC. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in the PRC. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	access to financing; and

•	the allocation of resources.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in the PRC is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC economy has also experienced certain adverse effects due to the recent global financial crisis. The PRC government has implemented various measures to encourage and maintain economic growth and to guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us, and by government policies or guidance aimed at curtailing the perceived over-capacity of certain industry sectors, such as steel. The PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. The PRC government has also discontinued certain stimulus measures implemented to deal with the recent global financial crisis, including incentives for consumers to purchase automobiles and other vehicles and may implement tightening measures to control inflation. These actions may cause decreased economic activity in the PRC, which could in turn reduce the demand for our products and materially and adversely affect our financial condition and results of operations.

Any adverse change in the economic conditions or government policies in the PRC could have a material and adverse effect on overall economic growth, particularly in the automotive industry in the PRC, which in turn could lead to a reduction in demand for our products and consequently have a material and adverse effect on our businesses.

Uncertainties with respect to the PRC legal system could limit the protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike in common law systems, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in the PRC. We conduct all of our business through our subsidiaries established in the PRC. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in the PRC. However, since many laws, rules and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract.

However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of PRC administrative and court proceedings and the level of legal protection we enjoy in the PRC than in more developed legal systems. These uncertainties may impede our ability to enforce the agreements we have entered into with our business partners, distributors, customers and suppliers. Currently, all governmental approvals relating to our operations and production capacity expansion plans have been issued by the relevant competent local government authorities. However, if a central government agency requires us to obtain its approval and if we fail to obtain such approval in a timely manner, or at all, we may be subject to the imposition of fines against us or the suspension or cessation of our production capacity expansion plans.

In addition, such uncertainties, including the inability to enforce our agreements, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in the PRC may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of our resources and management attention.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We currently conduct our business through our subsidiaries established in the PRC. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. As of December 31, 2011, the accumulated profits of our PRC subsidiaries, on a consolidated basis under PRC accounting standards, that were unrestricted and were available for distribution amounted to RMB1,173.0 million (US$186.4 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we receive from our initial public offering to make loans or additional capital contributions to our PRC operating subsidiaries.

In utilizing the proceeds we received from our initial public offering, as an offshore holding company with PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. Loans by us to domestic PRC enterprises must be approved by the relevant government authorities and must also be registered with the SAFE or its local counterpart.

Any capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce of the PRC, or the MOFCOM, or its local counterpart. On August 29, 2008, the State Administration of Foreign Exchange of the PRC, or the SAFE, promulgated the Circular on Issues Relating to the Improvement of Business Operation With Respect to the Administration of Foreign Exchange Capital Payment and Settlement of FIEs, or Circular 142, which regulates the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, the SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules.

We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future loans or capital contributions to our direct or indirect subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our consolidated PRC entities, limit the ability of our consolidated PRC entities to distribute profits to us, or otherwise adversely affect us.

The SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control Over Financing and Return Investment of Domestic Residents through Overseas Special Purpose Vehicles, or Circular 75, in October 2005, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside the PRC for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Furthermore, PRC residents are required to file amendments to their registrations with the local SAFE branch if their special purpose companies undergo material events involving changes in capital, such as changes in share capital, mergers and acquisitions, share transfers or exchanges, spin-off transactions or long-term equity or debt investments. Our current beneficial owners who are PRC residents are in the process of registering with the local SAFE branch as required under Circular 75. We cannot, however, provide any assurances that such registration will be completed in a timely manner, or at all, or that any future beneficial owners who are PRC residents will be able to comply with the SAFE regulations in a timely manner, or at all. Any failure of our current or future beneficial owners who are PRC residents to comply with the registration procedures set forth in Circular 75 may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our consolidated PRC entities, limit our consolidated PRC entities’ ability to distribute dividends to us or the offshore entities set up by our beneficial owners or otherwise materially and adversely affect our business.

Any requirement to obtain prior approval from the China Securities Regulatory Commission, or the CSRC, and a failure to obtain this approval, if required, could have a material and adverse effect on our business, operating results, reputation and trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, namely, the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council of the PRC, or the SASAC, the State Administration of Taxation of the PRC, or the SAT, the State Administration for Industry and Commerce of the PRC, or the SAIC, the CSRC and the SAFE, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the 2006 M&A Rule, which became effective on September 8, 2006 and was amended in June 2009. The 2006 M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC.

While the application of the 2006 M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval is not required in the context of our initial public offering as, among other reasons, we are not considered a special purpose vehicle formed or controlled by PRC companies or PRC individuals. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for our initial public offering, we may face regulatory actions or other sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material and adverse effect on our reputation, business, financial condition, results of operations and prospects, as well as the trading price of our ADSs.

We cannot predict when the CSRC will promulgate additional rules or other guidance, if at all. Moreover, implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under the 2006 M&A Rule. Uncertainties or negative publicity regarding the 2006 M&A Rule also could have a material and adverse effect on the trading price of our ADSs.

The 2006 M&A Rule and Security Review Rule set forth complex procedures for acquisitions conducted by foreign investors that could make it more difficult to pursue acquisitions.

The 2006 M&A Rule sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Complying with the requirements of the 2006 M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

In addition, on February 3, 2011, the State Council promulgated the Notice on the Establishment of the Security Review System in Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rule, which became effective 30 days after February 3, 2011. The Security Review Rule, among other things, provides that merger and acquisition transactions by foreign investors of domestic enterprises in sensitive sectors or industries may be subject to security review and, as a result may be blocked due to their impact on the national defense security, national economic stability, basic social life order, or capacity of indigenous research and development of key technologies. The impact of the Security Review Rule with respect to our future merger and acquisition transactions of PRC domestic enterprises remains unclear as such rule does not include a detailed list of sensitive sectors or industries. Although our industry is generally deemed as non-sensitive, the relevant PRC regulatory authorities may have a different view or interpretation in this regard when implementing the Security Review Rule. As a result, our future mergers and acquisitions of PRC domestic enterprises may be subject to PRC security review, which could be time-consuming and complex, and in turn affect our ability to expand our business or maintain our market share.

The enforcement of new labor contract law and its implementation rules and increase in labor costs in the PRC may adversely affect our business and our profitability.

The PRC Labor Contract Law, or the new Labor Contract Law, became effective on January 1, 2008 and the implementation rules became effective on September 18, 2008. The new Labor Contract Law and its implementation rules impose more stringent obligations on employers for, among others, entering into written employment contracts, hiring temporary employees, dismissing employees, setting compensations for dismissal and protecting certain sick or disabled employees from dismissal and setting forth detailed requirements relating to the contents of the employment contracts. The implementation of the new Labor Contract Law may increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the new Labor Contract Law may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Share Option Plan of Overseas-Listed Company, or the Share Option Rule. On February 15, 2012, the SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or the Stock Incentive Plan Rule, which replaced the Share Option Rule. Under the Stock Incentive Plan Rule, PRC citizens who are granted share options or other employee equity incentive awards by an overseas publicly-listed company are required, through a qualified PRC agent or a PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options or other employee equity incentive plans. We adopted our 2011 Share Incentive Plan in February 2011, and to date, all grantees of awards under that plan have not been PRC citizens. If we grant equity incentive awards to PRC citizens in the future, we and such PRC grantees will be subject to the Stock Incentive Plan Rule. If we or such PRC grantees fail to comply with these regulations, we or such PRC grantees may be subject to fines and other legal or administrative sanctions.

Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment.

Substantially all of our sales outside the PRC are in U.S. dollars, with the remaining portion in Euros. The change in value of the Renminbi against the U.S. dollar and the Euro is affected by, among other things, changes in the PRC’s political and economic conditions. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately RMB8.28 per U.S. dollar. On July 21, 2005, the PRC government reformed this policy to allow the Renminbi to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There have been a number of changes to the currency policy in the PRC since July 2005, and the Renminbi has appreciated significantly since then. There currently remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Significant revaluation of the Renminbi may also have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. If such events occur, the value of your investment in our shares or ADSs may be materially and adversely affected.

In addition, appreciation of the Renminbi against the U.S. dollar, the Euro or other currencies may adversely affect the competitiveness of our product pricing in markets outside the PRC. If such appreciation occurs, our products will cost more, as denominated in U.S. dollars, Euros or other currencies, when exported to our international markets, and thus our products may not be as competitively priced in those markets as products produced in other countries which use a currency that has not appreciated as much as the Renminbi. As a result, our export volume may be adversely affected, which may cause a decrease in our revenue from international sales. Therefore, appreciation of the Renminbi against the U.S. dollar, the Euro or other currencies could materially and adversely affect our business, financial condition, results of operations and prospects.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We receive the majority of our revenue in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax.

Under the new EIT Law, and its implementation rules, both of which came into effect on January 1, 2008, PRC enterprise income tax at the rate of 10.0% is generally applicable to dividends payable to investors that are “non-resident enterprises,” to the extent such dividends have their sources within the PRC, unless the tax rate is reduced by a tax treaty between the PRC and the relevant jurisdiction. We are a British Virgin Islands holding company, and substantially all of our income may come from dividends we receive from our subsidiary located in Hong Kong, which in turn derives substantially all of its income from our indirect subsidiaries located in the PRC. If our subsidiary in Hong Kong is considered a non-resident enterprise, dividends it receives from the subsidiaries in the PRC will generally be subject to a 10.0% withholding tax under the new EIT Law and its implementing rules, or 5.0% withholding tax if the tax treaty between Hong Kong and the PRC is applicable, either of which will reduce the amount of dividends, if any, we may pay to our shareholders and ADS holders.

We may be treated as a resident enterprise for PRC tax purposes under the new EIT Law and we may therefore be subject to PRC income tax on our global income.

Under the new EIT Law and its implementation rules, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and will generally be subject to the uniform enterprise income tax at the rate of 25.0% on its global income, which excludes dividends received directly from another PRC resident enterprise. “De facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the SAT, issued the Notice on Determination of Tax Resident Enterprises of Chinese-controlled Offshore Incorporated Enterprises in accordance with Their De Facto Management Bodies, or Circular 82, that sets forth certain specific criteria for determining whether the “de facto management bodies” are located in the PRC for an offshore incorporated enterprise controlled by PRC enterprises. However, the relevant PRC laws and regulations remain unclear as to how the PRC tax authorities will treat an overseas enterprise, with all of its management team members residing in the PRC, invested or controlled by another overseas enterprise as in our case. If we are treated as a resident enterprise for PRC tax purposes, we would be subject to PRC enterprise income tax at the rate of 25.0% on our global income, which could adversely affected our net income and results of operations.

Dividends payable by us to our foreign investors, and gains on the sales of our ordinary shares or ADSs, may be subject to taxes under PRC tax laws, which may materially reduce the value of your investment.

Under the new EIT Law and its implementation rules, PRC enterprise income tax at the rate of 10.0% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, gains realized on the transfer of ordinary shares or ADSs by such investors are also subject to the 10.0% PRC enterprise income tax if such gains are regarded as income derived from sources within the PRC. We are a British Virgin Islands holding company, and substantially all of our income may come from dividends we receive from our indirect subsidiaries located in the PRC. It is unclear whether the dividends we pay with respect to our ordinary shares or ADSs, or the gains realized on the transfer of our ordinary shares or ADSs, would be treated as PRC-sourced income and be subject to PRC taxes. If we are required under the new EIT Law to withhold PRC enterprise income tax on our dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

The strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.

In connection with the new EIT Law, the Ministry of Finance of the PRC and the SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retrospectively on January 1, 2008. By promulgating and implementing these circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-resident enterprise. For example, Circular 698 specifies that the SAT is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed by abusing corporate structures for tax-avoidance purposes and without reasonable commercial intention. We may pursue acquisitions as one of our growth strategies, and may conduct acquisitions involving complex corporate structures. We cannot be assured that the PRC tax authorities will not, at their discretion, adjust the taxable capital gains of the seller, which may indirectly increase acquisition costs.

Our financial performance and prospects could be affected by natural disasters or health epidemics.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics. In March 2011, a magnitude 9.0 earthquake followed by a tsunami struck northeast Japan devastating much of the affected areas and causing widespread damage and casualties. In addition, in May 2008, a magnitude 8.0 earthquake struck Sichuan Province and certain other parts of the PRC, causing severe damage and casualties. Moreover, certain countries and regions, including the PRC, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past few years and, more recently in 2009, the outbreak of influenza A (H1N1). We are unable to predict the effect, if any, that any future natural disasters and health and public security hazards may have on our business. Furthermore, such natural disasters and health and public security hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects.

The audit report included in this annual report has been prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws in the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws in the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Relating to Our ADSs

The market price for our ADSs has been and may continue to be volatile which could result in substantial loss to you.

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations in response to factors, including the following:

•	announcements of competitive developments;

•	regulatory developments in the PRC affecting us, our customers or our competitors;

•	announcements regarding litigation or administrative proceedings involving us;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	additions or departures of our executive officers;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, since August 2008, multiple exchanges in the United States, Europe and other countries and regions, including China, experienced sharp declines in response to the growing global credit market crisis and the recession in the United States and Europe. Prolonged global capital markets volatility may affect overall investor sentiment towards our ADSs, which would also negatively affect the trading prices for our ADSs.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 1, 2012, we had 206,440,000 ordinary shares outstanding, including 51,600,000 ordinary shares represented by 12,900,000 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to restrictions as applicable under Rule 144 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our controlling shareholder has substantial influence over our company and its interests may not be aligned with your interests.

As of March 1, 2012, our controlling shareholder, Newrace Limited, beneficially owned approximately 69.6% of our outstanding ordinary shares. The amount of ordinary shares beneficially owned by Newrace Limited also includes certain restricted ordinary shares granted to Mr. Yifan Li in connection with his service as our chief financial officer. Under such arrangement, Mr. Li is entitled to receive 103,200 and 103,200 ordinary shares from Newrace Limited on December 31, 2012 and 2013, respectively. Please refer to Item 6E “Directors, Senior Management and Employees—Share Ownership” and Item 7B “Major Shareholders and Related Party Transactions—Related Party Transactions—Restricted Shares Granted to Mr. Yifan Li by Newrace Limited.” Mr. Jianhui Lai, our founder, chairman and chief executive officer, has an option to purchase any or all of the share capital of Newrace Limited pursuant to a share purchase option agreement, and as a result, would become our controlling shareholder if he exercises such option in full. Please refer to Item4A “Information on the Company—History and Development of the Company” for more details. Our controlling shareholder has a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those who purchased ADSs in our initial public offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

We are exempt from certain corporate governance requirements of the New York Stock Exchange.

We are exempt from certain corporate governance requirements of the New York Stock Exchange by virtue of being a foreign private issuer, as such term is defined in the rules promulgated by the SEC. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practice required to be followed by U.S. domestic companies under the New York Stock Exchange rules. The standards applicable to us are considerably different from the standards applied to U.S. domestic issuers. For instance, we are not required to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a minimum of three members on our audit committee;

•	have a compensation committee, a nominating or corporate governance committee;

•	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the New York Stock Exchange;

•	have regularly scheduled executive sessions with only non-management directors; or

•	have at least one executive session of solely independent directors each year.

We have relied and intend to continue to rely on some or all of these exemptions. As a result, you are not provided with the benefits of certain corporate governance requirements of the New York Stock Exchange. Please refer to Item16G “Corporate Governance.”

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have an adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated memorandum and articles of association, as amended and restated from time to time, or memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date and the depositary will send a notice to you about the upcoming vote and will arrange to deliver our voting materials to you. The depositary and its agents, however, may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses and any applicable taxes and government charges. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. For example, in March 2012, our board of directors declared a dividend to our shareholders in the amount of US$3.1 million, which has been paid to holders of ordinary shares and ADSs. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities whose offering would require registration under the Securities Act but not so properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not reasonably practicable to distribute certain property. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under the U.S. securities laws any offering of ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depository does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

If we are a passive foreign investment company, you may experience adverse tax consequences.

We do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year or any future taxable year. The PFIC determination, however, depends on the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and these rules are uncertain in some respects. In addition, the market value of our assets may be determined in large part by the market price of our ADSs or ordinary shares, which is likely to fluctuate, and the composition of our company’s income and assets will be affected by how, and how quickly, we spend any cash we raise or generate. Accordingly, there can be no assurance that we will not be a PFIC for the current taxable year or in any future taxable year.

If we are treated as a PFIC for any taxable year, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. Please refer to Item 10E “Additional Information—Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

You may have difficulty enforcing judgments obtained against us.

We are a company incorporated under the laws of the British Virgin Islands, and substantially all of our assets are located outside the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Item 4.	Information on the Company

A.	History and Development of the Company

History of Our Predecessor, Zhengxing Wheel, and its Subsidiaries

Our business commenced in 2003 with the incorporation of our predecessor, Zhengxing Wheel (initially named Fujian Zhengxing Wheel Co., Ltd.) under the laws of the PRC, which was then 80.0% owned by Mr. Jianhui Lai, our founder, chairman and chief executive officer, 5.0% owned by Mrs. Lizhu Lai (Mr. Jianhui Lai’s spouse), 5.0% owned by Mr. Deshun Lai (Mr. Jianhui Lai’s brother), 5.0% owned by Mr. Dexiong Lai (Mr. Jianhui Lai’s brother) and 5.0% owned by Mr. Jianping Lai (Mr. Jianhui Lai’s brother). Mr. Jianhui Lai and the other four founders subsequently made additional capital contributions to Zhengxing Wheel in 2003, 2005 and 2006, which ultimately increased Mr. Jianhui Lai’s shareholding in Zhengxing Wheel to 89.3% with the other four founders owning the remaining equity interest.

In July 2004, Zhengxing Group Benxi Wheel Co., Ltd., or Zhengxing Benxi Wheel, was established under the laws of the PRC by Zhengxing Wheel (which owned 90.0% of its equity interest) and Mrs. Lizhu Lai (who owned 10.0% of its equity interest). In March 2008, Mrs. Lai sold her 10.0% equity interest in Zhengxing Benxi Wheel to Zhengxing Wheel, and Zhengxing Benxi Wheel became a wholly-owned subsidiary of Zhengxing Wheel. Zhengxing Benxi Wheel owns our manufacturing facilities in Benxi, Liaoning Province.

In July 2004, Zhengxing Group Chengdu Wheel Co., Ltd., or Zhengxing Chengdu Wheel, was established under the laws of the PRC by Zhengxing Wheel (which owned 60.0% of its equity interest) and Mrs. Lizhu Lai (who owned 40.0% of its equity interest). In March 2008, Mrs. Lai sold her 40.0% equity interest in Zhengxing Chengdu Wheel to Zhengxing Wheel, and Zhengxing Chengdu Wheel became a wholly-owned subsidiary of Zhengxing Wheel. Zhengxing Chengdu Wheel owns our manufacturing facilities in Chengdu, Sichuan Province, which we established through an asset purchase from Sichuan Xinbao Wheel Co., Ltd. in July 2004.

In January 2005, Zhengxing Group Langfang Wheel Co., Ltd., or Zhengxing Langfang Wheel, was established under the laws of the PRC by Zhengxing Wheel (which owned 90.0% of its equity interest) and Mrs. Lizhu Lai (who owned 10.0% of its equity interest). In March 2008, Mrs. Lai sold her 10.0% equity interest in Zhengxing Langfang Wheel to Zhengxing Wheel, and Zhengxing Langfang Wheel became a wholly-owned subsidiary of Zhengxing Wheel. Zhengxing Langfang Wheel owns our manufacturing facilities in Langfang, Hebei Province.

In June 2005, Zhengxing Group Hefei Wheel Co., Ltd., or Zhengxing Hefei Wheel, was established under the laws of the PRC by Zhengxing Wheel (which owned 90.0% of its equity interest) and Mrs. Lizhu Lai (who owned 10.0% of its equity interest). In March 2008, Mrs. Lai sold her 10.0% equity interest in Zhengxing Hefei Wheel to Zhengxing Wheel, and Zhengxing Hefei Wheel became a wholly-owned subsidiary of Zhengxing Wheel. Zhengxing Hefei Wheel owns our manufacturing facilities in Hefei, Anhui Province.

Mrs. Lizhu Lai initially held interests in each of the above-mentioned PRC subsidiaries as a minority shareholder due to certain PRC laws and regulations then in effect, which required that a PRC limited liability company must have more than one shareholder. She subsequently sold her minority interests in March 2008 to facilitate the acquisition of Zhengxing Wheel as described below.

In addition, we established Hua’an Zhengxing Wheel Co., Ltd. in November 2010 which is expected to own our planned aluminum wheel manufacturing facility upon its completion in the second half of 2012. We also established Zhengxing Indo Wheels Private Limited in January 2012 which is expected to own our planned steel wheel manufacturing facility in India upon its completion.

Our Company and Our Hong Kong Subsidiary

We, China Zenix Auto International Limited, are a British Virgin Islands holding company incorporated on July 11, 2008, with an authorized share capital of US$50,000 consisting of 50,000 ordinary shares with a par value of US$1.00 per share, by Newrace Limited and Richburg Holdings Limited, each incorporated under the laws of the British Virgins Islands. Pursuant to a share subscription and shareholders agreement dated August 10, 2008, as amended on August 12, 2008 (the terms of which were confirmed and further clarified by a deed of confirmation on April 21, 2011), we issued 45,000 and 5,000 ordinary shares, par value US$1.00 per share, to Newrace Limited and Richburg Holdings Limited, respectively. We were initially named Richwheel Limited, and, in preparation for our initial public offering, we changed our name to China Zenix Auto International Limited on November 3, 2010. We also effected a change to our authorized and issued share capital and a repurchase of our issued and outstanding shares on February 21, 2011, as a result of which and as of December 31, 2011, our authorized share capital consisted of 500,000,000 shares, with a par value of US$0.0001 each. As of December 31, 2011, there were 206,440,000 ordinary shares issued, fully-paid and outstanding.

On September 26, 2008, we established a wholly-owned subsidiary, China Wheel Limited, under the laws of Hong Kong. China Wheel Limited is an intermediate holding company with no operations of its own. The dividends it receives from the subsidiaries in the PRC are subject to a PRC withholding tax of 10.0%, to the extent it is considered a non-PRC resident enterprise under the new EIT Law and its implementing rules, or 5.0%, to the extent the tax treaty between Hong Kong and the PRC is applicable. There is uncertainty as to the application of the new EIT Law and its implementing rules. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax.”

Acquisition of Zhengxing Wheel by Us

On December 29, 2008, we, through China Wheel Limited, completed the acquisition of the entire equity interest of Zhengxing Wheel from its shareholders, including Mr. Jianhui Lai, with a cash consideration in the aggregate amount of RMB140.0 million (US$22.2 million) as well as the grant of an option to Mr. Jianhui Lai described in the following paragraph. As a result of this acquisition, Zhengxing Wheel, together with its wholly-owned subsidiaries, Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, became our indirect wholly-owned subsidiaries. We currently conduct substantially all of our business through these PRC subsidiaries. This acquisition was approved by the relevant PRC government authorities on December 29, 2008.

In connection with our acquisition of Zhengxing Wheel, Ms. Laifan Chu, who is the sole shareholder of Newrace Limited and an independent third party from Mr. Jianhui Lai and us prior to this acquisition, entered into a memorandum of understanding with Mr. Jianhui Lai on November 1, 2008, under which the parties agreed that Mr. Lai has an option to purchase any or all of the shares of Newrace Limited from Ms. Chu at a price to be agreed by the parties. On November 26, 2008, Ms. Chu and Mr. Lai orally agreed on the specific terms of Mr. Lai’s option to purchase any or all of the shares of Newrace Limited, including the exercise price and that such option would take effect from January 1, 2009. On October 25, 2010, Ms. Chu and Mr. Lai entered into a share purchase option agreement which reiterated and finalized the terms of, and superseded, the prior memorandum of understanding and oral agreement between Ms. Chu and Mr. Lai. Pursuant to, and subject to the terms of, this share purchase option agreement, Mr. Lai has an option to purchase any or all of the share capital of Newrace Limited, consisting of 50,000 ordinary shares, par value US$1.00 per share, from Ms. Chu during the period from January 1, 2009 to December 31, 2013 at a price of US$400.0 per ordinary share, which price increases by 10.0% annually, calculated on a daily basis starting from January 1, 2009, until this option is exercised or lapses. Mr. Lai had undertaken not to exercise this option until the expiration of the six-month period following May 11, 2011 and, as of the date of this annual report, has not exercised this option.

Our Initial Public Offering and Corporate Information

We completed our initial public offering, which involved the sale by us and a selling shareholder of 11,610,000 and 1,290,000 of our ADSs, representing 46,440,000 and 5,160,000 of our ordinary shares, on May 17, 2011.

Our principal executive offices are located at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China. Our telephone number at this address is (86) 596-2600308, and our fax number is (86) 596-2600558.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.zenixauto.com. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

In 2009, 2010 and 2011, our capital expenditures totaled RMB229.4 million, RMB358.7 million and RMB243.0 million (US$38.6 million), respectively. In past years, our capital expenditures consisted primarily of the purchase of property, plant and equipment, and the cost of obtaining land use rights and other costs incurred in connection with the construction and expansion of our various manufacturing facilities and a new aluminum wheel manufacturing facility. We estimate that our capital expenditure in 2012 will primarily include commitments made in connection with the construction of a new aluminum wheel manufacturing facility and the establishment of a new steel wheel manufacturing facility in India. Our capital expenditures in 2011 have been, and are expected to continue to be in future periods, funded by cash flow from operations, funds available to us through financing and the net proceeds from our initial public offering.

B.	Business Overview

Overview

We are the largest commercial vehicle wheel manufacturer in the PRC in both the aftermarket and OEM market in terms of sales volume, and our leading market share has been increasing continuously in recent years. We believe that our products enjoy premium brand recognition in the industry, especially among end-users. We also export our products to more than 30 countries worldwide.

We design, manufacture and sell high quality steel wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial vehicle wheel industry. We currently offer more than 330 series of tubed steel wheels (which are typically used for commercial vehicles using tires that contain a rubber inner tube), tubeless steel wheels (which are typically used for commercial vehicles using tubeless tires), and off-road steel wheels (which are typically used for construction and other types of off-road vehicles). Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers. We believe that our products are well recognized for safety, strength and durability by our customers, especially under extreme road conditions. According to tests conducted by the National Automobile Quality Supervision and Test Center (Xiangfan) and the Fujian Inspection and Research Institute for Product Quality, a PRC provincial testing institute, our products exceed industry standards in all major technical aspects, including safety, durability and stability. In particular, we have developed a type of tubeless steel wheel using a patented production technique for the design of the wheel disc. This type of wheel, other than its improved strength and reduced weight, exceeds industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan). In addition, we have won a number of awards in the PRC in recognition of, among other things, our overall business operation capabilities, brand awareness and market share, including The Most Influential Brands in the PRC Machinery Industry in 2009, The Leading Enterprises of the PRC Wheel Industry in 2009, Top 20 PRC Automotive Component Manufacturers in 2009, Fujian Brand-name Product Certificate in 2010 and Top 30 PRC Automobile Industry Enterprise in 2011.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network which we believe is the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC. As of December 31, 2011, our distribution network consisted of more than 5,200 distributors, including 24 tier-one distributors, 3,259 exclusive tier-two distributors and 1,962 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 90 automotive manufacturers in the PRC as of December 31, 2011, including the group members of a number of large PRC commercial vehicle manufacturers such as SAIC-IVECO Hongyan Commercial Vehicle, Beiqi Foton Motor, Baotou Bei Ben Heavy-Duty Truck, Zhengzhou Yutong, FAW Jiefang Automotive, Dongfeng Motor, Anhui Jianghuai Automobile Group and China National Heavy Duty Truck Group. In international markets, we sold our products to more than 110 distributors in the aftermarket and directly to seven OEMs as of December 31, 2011, including Tata Motors of India, Tokyo Sharin of Japan, Mahindra of India and Daewoo Motor of South Korea. India is currently our largest international market, with Tata Motors being our largest customer worldwide in 2010 and 2011 and second largest customer worldwide in 2009.

We have five manufacturing facilities across China, located in Zhangzhou, Fujian Province, Langfang, Hebei Province, Chengdu, Sichuan Province, Hefei, Anhui Province and Benxi, Liaoning Province. These manufacturing facilities are strategically located in close proximity to our steel suppliers, our OEM customers or ports for export, which we believe provide us with a significant advantage in production costs. Since our inception in 2003, we have established an integrated production platform covering all aspects of the design and production of a wide range of steel wheels, enabling us to quickly develop high quality products which are responsive to our customer needs, as well as to continuously improve our manufacturing process and operational efficiency.

We are committed to the research and development of new models of wheels as well as ongoing enhancements in existing product quality and production technology, in order to effectively adapt to the changing demands of our customers for better quality wheel products, as well as to improve our production efficiency. We maintain our own research and development team which we believe is one of the largest in the PRC commercial vehicle wheel industry, with 310 employees as of December 31, 2011 most having 10 to 20 years of experience in the industry. As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of December 31, 2011, we owned a total of 97 patents in the PRC, including three invention patents, 74 utility model patents and 20 design patents.

We place great emphasis on quality control in our operations and have implemented quality control procedures throughout our production process. Our comprehensive quality management system has been awarded ISO/TS 16949 quality management system certification since 2007, which certifies the satisfaction of specific quality management system requirements for the design and development, production and, when relevant, installation and service of automotive-related products, and ISO 9001:2000 quality management system certification from 2003 to 2006, which certifies the satisfaction of specific quality management system requirements for an organization to consistently provide products that meet customer and applicable regulatory requirements. At our headquarters in Zhangzhou, Fujian Province, we have also maintained one of the national wheel test centers designated by the PRC government for the testing of the specifications and roadworthiness of wheels sold in the PRC since September 2008. This test center has been granted ISO/IEC 17025 certification, which certifies the satisfaction of the general requirements to carry out tests and/or calibrations.

In 2009, 2010 and 2011, we had revenue of RMB2,139.2 million, RMB3,199.8 million and RMB4,093.9 million (US$650.5 million), respectively, representing an increase of 49.6% from 2009 to 2010 and an increase of 27.9% from 2010 to 2011. In 2009, 2010 and 2011, we had profit of RMB183.4 million, RMB327.8 million and RMB452.2 million (US$71.8 million), respectively, representing an increase of 78.7% from 2009 to 2010 and an increase of 38.0% from 2010 to 2011.

Our Products

We design, manufacture and sell steel wheels in the PRC and internationally, which are used primarily in commercial vehicles. We currently offer more than 330 series of tubed, tubeless and off-road steel wheels, with sizes ranging from 8 to 51 inches in diameter and 3 to 28 inches in width and which meet various specifications (including designs and colors) of our customers. In addition, we also sell our wheel components such as wheel discs to distributors for use in the aftermarket in the PRC and internationally, which accounted for an insignificant portion of our revenue in 2009, 2010 and 2011.

We believe that our broad range of products provides us with a competitive advantage over our competitors, enabling us to supply wheels for most types of commercial vehicles in the aftermarket and OEM market. Our diversified product offering also enables us to capture opportunities in the aftermarket, which is characterized by demand for a wide range of wheel types and sizes, but each in relatively small quantities, as well as to meet the various specifications required by OEMs and to adapt to changes in their requirements as they arise.

We focus on developing and manufacturing steel wheels with enhanced safety, strength and durability while, to the extent possible, reduced weight (and thus improved fuel efficiency). We believe that our products are well recognized for safety, strength and durability by our customers, especially under extreme road conditions. According to tests conducted by the National Automobile Quality Supervision and Test Center (Xiangfan) and the Fujian Inspection and Research Institute for Product Quality, a PRC provincial testing institute, our products exceed industry standards in all major technical aspects, including in fatigue tests to determine how long the wheel can last and pulsation tests to determine a wheel’s ability to roll smoothly on the road. In particular, we have developed a type of tubeless steel wheel using a patented production technique for the design of the wheel disc. This type of wheel, other than its improved strength and reduced weight, exceeds industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan).

Tubed Steel Wheels

Tubed steel wheels are typically used with traditional tires which have a tube to seal the air inside. These traditional tires have been or are currently being gradually replaced by tubeless tires in most markets in the world (with tubeless tires being widely used in developed countries and increasingly being used in developing countries). Tubed steel wheels and traditional tires are generally stronger than tubeless steel wheels and tubeless tires, and are generally used on unpaved roadways such as rural areas, construction sites and mines under low driving speed. They are also generally used by commercial vehicles carrying heavy loads on paved roadways, such as highways and city streets. A tubed steel wheel typically consists of a wheel rim, a wheel disc and a locking ring which are assembled together. The locking ring is removable to allow tire mounting.

We currently offer more than 120 series of tubed steel wheels with sizes ranging from 15 to 24 inches in diameter and 4.5 to 14 inches in width. Tubed steel wheels generated 68.0%, 64.6% and 56.4% of our revenue in 2009, 2010 and 2011, respectively.

The following shows the components of our tubed steel wheels:

Tubeless Steel Wheels

Tubeless steel wheels are typically used with tubeless tires. Tubeless tires are more advanced than traditional tires (which have a tube to seal the air inside) primarily in terms of safety (as the air is released slowly when the tire is punctured leading to a gentle deflation of the tire), weight and fuel efficiency. Tubeless steel wheels and tubeless tires are suited for high driving speeds and are generally used on paved roadways such as highways and city streets. A tubeless steel wheel typically consists of a wheel rim and a wheel disc which are assembled together.

We currently offer more than 110 series of tubeless steel wheels with sizes ranging from 8 to 26 inches in diameter and 3 to 20 inches in width. Tubeless steel wheels generated 27.5%, 31.0% and 38.8% of our revenue in 2009, 2010 and 2011, respectively.

The following shows the components of our tubeless steel wheels:

Off-road Steel Wheels

Off-road steel wheels are used in off-road vehicles, which are typically designed for short-distance loading and off-loading purposes at locations such as construction sites and mines. Off-road steel wheels can be tubed or tubeless, typically with larger sizes and stronger or thicker materials compared to our other steel wheels. Off-road steel wheels are generally approximately five to eight times more expensive than our other steel wheels because they require the use of more raw materials and are generally produced in relatively small batches due to the specialized nature of such wheels. A majority of our off-road steel wheels are tubed.

We currently offer more than 100 series of off-road steel wheels with sizes ranging from 15 to 51 inches in diameter and 6.5 to 28 inches in width. We commenced sales of off-road steel wheels in 2008 which accounted for 1.5%, 1.9% and 2.1% of our revenue in 2009, 2010 and 2011, respectively.

The following shows the components of our tubed off-road steel wheels:

Manufacturing

Manufacturing Facilities

We have five manufacturing facilities across China, located in Zhangzhou, Fujian Province (our headquarters), Langfang, Hebei Province, Chengdu, Sichuan Province, Hefei, Anhui Province and Benxi, Liaoning Province. In addition, we are in the process of expanding our manufacturing facilities in Chengdu, Sichuan Province. Our manufacturing facilities are strategically located in close proximity to our steel suppliers, our OEM customers or ports for export. In particular, our manufacturing facilities in Langfang, Hebei Province and Benxi, Liaoning Province are located close to our steel suppliers, and our manufacturing facilities in Chengdu, Sichuan Province and Hefei, Anhui Province are located close to our OEM customers. Our manufacturing facilities in Zhangzhou, Fujian Province are located close to ports for export. These strategic locations enable us to (i) reduce our raw material and product delivery transportation costs, which is an important cost component of both our raw materials and steel wheels, (ii) respond to changes in customer demand quickly, and (iii) access a sufficient supply of skilled local labor force at relatively low cost compared to the labor cost at major urban centers in the PRC.

The following shows the geographic locations of our manufacturing facilities, with floor area and number of employees as of December 31, 2011:

Production Capacity

We believe that we have the largest production capacity of any commercial vehicle wheel manufacturer in the PRC. As of December 31, 2011, our manufacturing facilities had an aggregate annual production capacity of approximately 15.0 million units of steel wheels, of which 9,420,000 units were tubed steel wheels, 5,520,000 units were tubeless steel wheels and 33,600 units were off-road steel wheels. The size of our manufacturing platform allows us to achieve significant economies of scale as we increase our production volume. With our large scale, we are also able to lower our costs by preparing various wheel components internally.

Production Process

Components and Raw Materials

The two principal parts of our steel wheels are a wheel rim, onto which the tire is attached, and a wheel disc which fits into the center of the wheel rim. In addition, our tubed steel wheels use one or more removable metal locking rings attached to the outside edge of a wheel rim so that a tire with inner tube can be mounted. Locking rings are typically assembled to the wheels by our distributors or OEM customers.

Our principal raw materials are steel, as well as other auxiliary materials including welding material, paint and powder coating. We use different types of steel for tubed and tubeless steel wheels. We typically use rim-shaped steel (which we make ourselves using raw steel purchased from our suppliers) for tubed steel wheels and rolled steel plates (i.e., steel which is shaped into plates and rolled in a spool under high heat by the steel manufacturer) for tubeless steel wheels. We have also introduced tubeless steel wheels using rim-shaped steel internally produced by applying our unique patented tubeless steel wheel production method, which provides enhanced strength and durability. Our work-in-progress primarily includes wheel rims, wheel discs and locking rings.

We source our principal raw materials and a majority of locking rings from third-party suppliers and manufacture the remaining wheel components, including rim-shaped steel, wheel rims, wheel discs and the remaining portion of locking rings, internally. We believe that self-producing most of our steel wheel components, in particular rim-shaped steel, enables us to reduce our production costs and production time, ensure timely delivery to meet customers orders, and also ensure high product quality. In addition, as the largest commercial vehicle wheel manufacturer in the PRC, we have been able to maintain a more than eight-year relationship with our largest steel supplier, Benxi Iron & Steel, from whom we source steel that meets our specific requirements. This allows us to optimize our production process and increase our raw material utilization rate.

Steps

Our manufacturing process primarily involves the following steps:

Wheel Rims
Preparation of Raw Materials(1)
Rounding and Welding
Refining
Shaping(1)
Inspection and Testing
Wheel Discs
Preparation of Raw Materials and Stamping
Punching Holes
Spinning and Pressing
Punching Additional Holes
Refining
Inspection and Testing
Wheel Assembly
Welding
Testing
Coating
Packaging

(1)	This step differs for tubed steel wheels and tubeless steel wheels as explained below.

Each of the foregoing manufacturing steps is described below:

Wheel Rims

Preparation of raw materials: For our tubed steel wheels, we press and roll under high heat raw steel sourced from our steel suppliers to form rim-shaped steel, which is then cut into rectangular slices and used in the production of wheel rims.

For our tubeless steel wheels, we flatten rolled steel plates sourced from our steel suppliers and cut it into rectangular slices (with the edges refined), which is then used in the production of wheel rims. We have also introduced tubeless steel wheels using rim-shaped steel internally produced by applying our unique patented tubeless steel wheel production method, which provides enhanced strength and durability. Please refer to “—Research and Development” below.

Rounding and welding: The rectangular steel slice is rounded to produce a cylindrical sleeve with the two free edges of the sleeve welded together.

Refining: Surface and welded edges of the sleeve are refined and smoothed.

Shaping: For our tubed steel wheels, the sleeve is expanded and compressed into the required circular shape and becomes a wheel rim.

For our tubeless steel wheels, the sleeve is expanded and rolled (as opposed to being compressed, in order to enhance and improve the safety and weight of the wheel rim) into the required circular shape and becomes a wheel rim.

Inspection and testing: The wheel rim is inspected for sizes and undergoes pulsation tests to determine the wheel’s ability to roll smoothly on the road.

Wheel Discs

Preparation of raw materials: We flatten rolled steel plates sourced from our steel suppliers and stamp the steel to produce multiple rounded plates.

Punching holes: The rounded plate is punched for holes.

Spinning and pressing: The rounded plate is spun and pressed into geometric shape.

Punching additional holes: Additional holes are punched into the edge of the geometric-shaped plate.

Refining: Geometric shape of the plate is refined and the plate becomes a wheel disc.

Inspection and testing: The wheel disc is inspected for its shape and undergoes pulsation tests.

Wheel Assembly

Welding: The wheel rim and the wheel disc are welded together to become a wheel.

Testing: The assembled wheel undergoes pulsation and balancing tests.

Coating: The assembled wheel is coated through pre-treatment and painting or powder coating.

Packaging: Wheels are packaged using cartons, wooden pallets or packaging foil based on customers’ requirements.

Design and Production

We conduct each of the above steps in-house. When we commence production of new products, we design and manufacture different molds, based on different customers’ requirements and market needs, which are then used in the production process. Using specialized computer software that enables us to create three-dimensional designs, our highly experienced research and development team can efficiently develop new molds for most types of commercial vehicle wheels. With our industry-leading production scale in the PRC and integrated production process, we are able to manufacture a wide variety of molds and quickly commence commercial production of multiple new wheel models at the same time, which distinguishes us from our competitors. Our integrated production process also increases our production efficiency and reduces our dependence on third-party suppliers. Our design expertise, large production scale and integrated production process enable us to adjust our production quickly to respond to changes in market demand for our products. It generally takes us less than one week to produce our existing products after we receive purchase orders. For new products, it typically takes us another 20 days for the design and manufacture of new molds and commencement of commercial production.

We maintain separate production lines for our tubed, tubeless and off-road steel wheels, the production of which primarily involves similar processes as described above but different machinery and equipment, molds and techniques. Our production process satisfies ISO/TS 16949 quality management requirements.

Electricity is the primary utility used in our manufacturing process. We receive our electricity supply from local power grids where our plants are located. To date, we have not experienced any material disruption in electricity and other utilities. We sell scrap steel from our manufacturing process to third parties or recycling stations.

Techniques and Machinery

We apply various advanced techniques in our production process, which reduce our production costs and make our wheels superior in terms of strength, durability and/or weight in comparison to the wheels offered by our competitors in the PRC. For example, in the manufacturing of wheel discs, we use a refined and more cost-effective steel cutting technique when stamping the steel. This technique enables us to maximize the number of rounded plates we can stamp from a steel plate, thereby increasing our raw material utilization rate and reducing the amount of scrap steel and in turn our production costs. We also use a spinning and pressing technique when making the plates into a geometric shape. By spinning and pressing the wheel disc instead of simply pressing it into the desired shape, which is the traditional method employed, we can reduce the weight of the wheel disc and amount of steel used without lessening the strength and durability of the wheel disc.

We use various advanced machinery and equipment in our production process, substantially all of which is sourced from PRC machinery and equipment manufacturers. We also imported from Germany an advanced spinning and pressing machine used in the manufacturing of our wheel discs. We are in the process of enhancing the automation of our manufacturing process, which will enable us to increase production efficiency and reduce production costs. Our principal manufacturing machinery and equipment is not difficult to obtain. We have implemented a comprehensive maintenance system for our machinery and equipment. To date, we have not experienced any material or prolonged interruptions of our machinery or equipment due to its failure.

Aluminum Wheel Manufacturing Facility in the PRC and Steel Wheel Manufacturing Facility in India

We anticipate that commercial vehicles will increasingly use wheels made of aluminum instead of steel in the future, and we are in the process of establishing a state-of-the-art aluminum wheel manufacturing facility in Zhangzhou, Fujian Province. We are currently constructing this aluminum wheel manufacturing facility (including offices, a research and development center, a test center and employee dormitories) which will have an aggregate floor area of approximately 65,000 square meters. This aluminum wheel manufacturing facility is expected to be completed in the second half of 2012 and have an estimated initial annual production capacity of approximately 250,000 units by the end of 2012. We are in the process of obtaining land use rights and will apply for property ownership certificates upon completion of its construction for this manufacturing facility. We are also in the process of obtaining the necessary machinery and equipment, developing a specialized production process designed for manufacturing aluminum wheels for commercial vehicles, conducting research and development, procuring raw materials and recruiting additional industry experts. We believe we are well positioned to enter the aluminum wheel market, and by developing different types of high quality aluminum wheels and being an early market entrant, we believe that we will be well positioned to capture future growth in the market for aluminum wheels in the PRC as it emerges and also to enter select international markets over time.

In addition, we are in the process of establishing a steel wheel manufacturing facility in India to support our international expansion. We established Zhengxing Indo Wheels Private Limited in January 2012 which is expected to own our planned steel wheel manufacturing facility in India upon its completion. We believe that establishing a manufacturing facility in India will reduce our logistics costs and delivery times for transporting products to our Indian customers, including Tata Motors, our largest international customer, and enable us to respond more quickly to customer orders and changing market preferences, thereby allowing us to capture additional market share in the fast-growing Indian commercial vehicle wheel market.

Sales and Marketing

We have a diversified customer base. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2011, such network consisted of more than 5,200 distributors, including 24 tier-one distributors, 3,259 exclusive tier-two distributors and 1,962 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. PRC aftermarket sales accounted for 46.8%, 41.3% and 48.5% of our revenue in 2009, 2010 and 2011, respectively. PRC OEM sales accounted for 37.8%, 42.0% and 37.7% of our revenue in 2009, 2010 and 2011, respectively.

In addition, we sell our products outside the PRC to both international distributors in the aftermarket and directly to international OEMs, primarily in India and more than 30 other countries worldwide. International sales accounted for 15.4%, 16.7% and 13.8% of our revenue in 2009, 2010 and 2011, respectively.

In 2009, 2010 and 2011, the aggregate sales to our five largest customers accounted for 21.7%, 23.0% and 21.4% of our revenue, respectively.

We have a dedicated sales and marketing team, which had 237, 248 and 312 employees as of December 31, 2009, 2010 and 2011, respectively, responsible for the sales and marketing of our products and managing and supporting our distributors. We believe that the combination of our extensive distribution network and our effective management of such network provides us with the broadest coverage among PRC commercial vehicle wheel manufacturers, which has contributed to our leadership position in the PRC aftermarket and presents a significant barrier to entry in that market.

Domestic Sales

Aftermarket Sales

Our products are sold to end-users in the aftermarket in the PRC as replacements for worn out or lower quality wheels through our nationwide distribution network which covers all provinces, autonomous regions and municipalities in the PRC and includes various distributors, retail stores and repair and maintenance shops. In addition to selling our products, these distributors typically also sell other automotive components. End users in the aftermarket typically focus on wheel manufacturers’ product quality, value for money, brand reputation, technology and ability to develop new products, delivery timeliness, after-sales service and customer relationships. We believe that our extensive distribution network provides us with a distinct competitive advantage over our competitors because it enables us to: (i) reach end-users across China in a cost-effective manner, thereby increasing our penetration of the fragmented PRC aftermarket, (ii) closely monitor market trends and end-user preferences, enabling us to swiftly meet end-user demands, and (iii) lower our logistics costs as we can get our products to end-users quickly and efficiently through our distributors.

As of December 31, 2009, 2010 and 2011, we had 23, 23 and 24 tier-one distributors, respectively, with whom we have direct contractual relationships. In turn, these tier-one distributors sold our products to 3,331, 4,635 and 5,221 tier-two distributors as of December 31, 2009, 2010 and 2011, respectively. Tier-two distributors are divided into exclusive and non-exclusive distributors, depending on whether they only sell steel wheels manufactured by us. The following table sets forth the total number of our tier-one, exclusive tier-two and non-exclusive tier-two distributors in the PRC as of December 31, 2009, 2010 and 2011, respectively:

	As of December 31,
	2009	2010	2011
Tier-one	23	23	24
Exclusive tier-two	1,079	2,143	3,259
Non-exclusive tier-two	2,252	2,492	1,962

Total	3,354	4,658	5,245

We generally select our tier-one distributors based on business reputation, size, industry and sales experience, quality of the management team, and prior sales performance, and enter into annual distribution agreements with our tier-one distributors which are renewed automatically every year unless terminated by the parties. Pursuant to our contractual arrangements, (i) our tier-one distributors may not distribute any other commercial vehicle wheel manufacturer’s products, and should sell our products at the suggested prices provided by us, (ii) our tier-one distributors generally cover particular regions and may not distribute our products outside their respective regions, (iii) we set sales targets for our tier-one distributors and generally provide sales incentives or raise credit limits if the sales targets are met or exceeded by our tier-one distributors, (iv) our tier-one distributors are required to provide us a credit deposit typically equal to approximately one-month of indicative annual purchase amount, and depending on the actual sales amount, we typically provide our tier-one distributors a credit term of 45 to 55 days from the receipt of our invoice after product delivery, and (v) our tier-one distributors are typically required to comply with all applicable laws and regulations in distributing our products. We conduct annual evaluations of our tier-one distributors.

We enter into a three-party distribution agreement with each exclusive tier-two distributor and the tier-one distributor covering the particular locale in which the exclusive tier-two distributor is located for a one-year term which is renewed automatically every year unless terminated by the parties. These agreements enable us to directly interact with and monitor our exclusive tier-two distributors while at the same time maximize our efficiency by delegating certain management oversight of our tier-two distributors to the relevant tier-one distributors. Pursuant to our contractual agreements, (i) our exclusive tier-two distributors may not distribute any other commercial vehicle wheel manufacturer’s products, and should sell our products at the suggested prices provided by us and tier-one distributors, (ii) our exclusive tier-two distributors generally cover particular regions and may not distribute our products outside their respective regions, (iii) tier-one distributors set sales targets for our exclusive tier-two distributors and generally provide sales incentives or raise credit limits if the sales targets are met or exceeded by our exclusive tier-two distributors, and (iv) our exclusive tier-two distributors are typically required to comply with all applicable laws and regulations in distributing our products. In order to better enhance our brand recognition, exclusive tier-two distributors display signage and posters bearing our “Zhengxing” brand name and logo and follow decoration and product display standards based on our requirements, with the relevant expenses paid by us. We and our tier-one distributors conduct annual evaluations of our exclusive tier-two distributors.

Although we do not have contractual agreements with our non-exclusive tier-two distributors, we require our tier-one distributors to enforce our pricing policies, guidelines and procedures on the non-exclusive tier-two distributors. Non-exclusive tier-two distributors can distribute other commercial vehicle wheel manufacturer’s products, although in practice, certain of our tier-two distributors voluntarily sell our products on an exclusive basis. Any non-compliance with our guidelines by non-exclusive tier-two distributors will be the responsibility of the relevant tier-one distributors.

Our sales and marketing team monitors, manages and supports the activities of our tier-one distributors and exclusive tier-two distributors to ensure that they comply with our sales guidelines, policies and procedures, and contractual arrangements. Our sales and marketing team regularly visits and inspects distributors, including their inventory levels, and assists and resolves any problems encountered by them. In addition, we provide periodic training to our tier-one distributors and principal exclusive tier-two distributors to impart product-related knowledge and information as well as to improve their sales and marketing skills.

OEM Sales

We also sell our products directly to OEMs in the PRC for use on their commercial vehicles. We had 74, 71 and 91 OEM customers as of December 31, 2009, 2010 and 2011, respectively. Our OEM customers include the group members of a number of large PRC commercial vehicle manufacturers such as SAIC-IVECO Hongyan Commercial Vehicle, Beiqi Foton Motor, Baotou Bei Ben Heavy-Duty Truck, Zhengzhou Yutong, FAW Jiefang Automotive, Dongfeng Motor, Anhui Jianghuai Automobile Group and China National Heavy Duty Truck Group. When selecting wheel suppliers, OEM customers typically look at factors such as price, product quality (and typically require suppliers to provide product test reports issued by a recognized test center), technology and ability to develop new products that meet their specifications, production scale, delivery timeliness, after-sales service and customer relationships.

Our existing OEM customers typically give us their product specifications and ask us to provide samples. When developing new vehicle models, our OEM customers will often notify us of their plans and ask us to develop new wheel designs meeting their new requirements. Our sales and marketing team also provides samples of our products to existing OEM customers when we develop new models of wheels. After we receive confirmation from the OEM customers that the samples of our products are acceptable to them, we will produce a small amount of the product for test use. Upon satisfactory completion of the test use, we typically enter into framework agreements with our OEM customers which are renewed every year upon mutual agreement unless terminated by the parties, and commence mass production. This process typically takes about six months. In addition, our sales and marketing team proactively contacts, visits and introduces our products to new OEMs to develop new customer relationships, and on occasion OEMs who are not our customers will initiate contact with our company requesting product samples.

Our framework agreements with OEM customers generally set a price, which is subject to periodic revision based on the market price of steel, and the OEM customers place orders from time to time which specify the actual amount of purchases pursuant to the framework agreements. The framework agreements do not contain minimum purchase requirements. Depending on the sales amount, we typically provide our OEM customers in the PRC a credit term of 55 to 75 days from the receipt of our invoice after product delivery.

We have long-term business relationships with most of our OEM customers, and to date we have not had any material disputes with our OEM customers. In addition, we have been strengthening, and will continue to strengthen, our relationships with leading commercial vehicle OEMs by becoming their preferred wheel supplier through, among others, utilizing our continuously expanding nationwide distribution network to provide aftermarket sales service and support to end-users for OEM customers across the PRC. We believe this (i) benefits OEMs because end-users generally prefer commercial vehicles that can be easily serviced at a variety of locations and (ii) leads to high brand awareness of our products among end-users in the aftermarket, resulting in some end-users requesting that our wheels be used on the OEMs’ vehicles at the time of purchase. In addition, we have been enhancing, and plan to continue to enhance, our research and development capabilities in order to continue to develop products meeting the specific requirements and changing needs of our PRC OEM customers and will continue to leverage the strategic locations of our nationwide manufacturing facilities to further improve our ability to promptly meet the demands of our PRC OEM customers. We believe that maintaining strong relationships with multiple OEMs will enable us to acquire additional market share in the PRC OEM market and fully benefit from the ongoing trend of OEMs increasingly outsourcing the production of commercial vehicle wheels.

International Sales

Our international sales include sales to international distributors which resell our products to OEMs and retail stores, repair and maintenance shops or end-users in the aftermarket, and direct sales to international OEMs. In addition to selling our products, these distributors, retail stores and repair and maintenance shops also typically sell other automotive components. We had 83, 73 and 113 international distributors and seven, six and seven OEM customers as of December 31, 2009, 2010 and 2011, respectively, including Tata Motors of India, Tokyo Sharin of Japan, Mahindra of India and Daewoo Motor of South Korea. India is currently our largest international market, representing 6.1%, 9.9% and 6.6% of our revenue in 2009, 2010 and 2011, respectively, with Tata Motors being our largest customer worldwide in 2010 and 2011 and second largest customer worldwide in 2009, accounting for 5.3%, 8.3% and 5.5% of our revenue for 2009, 2010 and 2011, respectively.

We also export to more than 30 other countries worldwide, including Indonesia, Malaysia, Thailand, South Korea and Singapore. In addition, we have been increasing our distribution network and sales in India, select countries in Southeast Asia and the Middle East which we believe present attractive market opportunities, and the number of our distributors increased to ten, 51 and 26 as of December 31, 2011 from one, 37 and 18 as of December 31, 2010 in India, select countries in Southeast Asia and the Middle East, respectively. In North America and Europe, we focus on partnering with local distributors to increase our sales in the aftermarket as well as to OEMs to establish our brand name in those markets.

We typically procure sales to international distributors and OEMs through participation in various exhibitions and seminars for the automotive industry. The selection criteria for international distributors are similar to that for domestic distributors. We enter into strategic cooperation agreements with our ten largest international customers (including distributors and OEMs) which are renewed every three years upon mutual agreement unless terminated by the parties, pursuant to which such customers place orders from time to time that specify the actual price and amount of purchases. These strategic cooperation agreements provide that we are the preferred wheel supplier of these international distributor or OEM customers. We do not have strategic cooperation agreements with our other international distributor or OEM customers, who place orders with us from time to time pursuant to standalone purchase orders. We typically provide our international distributor and OEM customers a credit term of 30 days from the receipt of our invoice after product delivery. For certain new international customers, we require payment of the entire purchase price at the time of purchase.

Our sales and marketing team periodically visits our international distributors to ensure that they comply with our sales guidelines, policies and procedures and to provide relevant support.

Product Delivery

We generally deliver our products to tier-one distributors and OEM customers in the PRC by truck or by train. We pay the cost of transporting our products to our customers and include such transportation cost in the prices of our products. We make international deliveries primarily by sea. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay for shipping of the goods to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and shipping from the port of destination to the factory.

We outsource the delivery of our products to reputable transportation service providers, and on behalf of our international customers, we engage a number of shipping agents to transport our finished products overseas. Our strategically located manufacturing facilities in different regions of China enable us to lower product delivery transportation costs, reduce transit time and satisfy the needs of our customers promptly, which distinguish us from our competitors. To date, we have not experienced any material backlogs or delays in meeting customer orders.

Pricing

We determine the prices of our products on the basis of market supply and demand and adjust such prices from time to time based on the prices of our raw materials, particularly steel. Because of our leading market position and the strong demand for our products, we generally are able to set the prices of our products at a premium and pass on any significant increases in our raw material costs to our customers. Also, as wheels generally extend the useful lives of tires, which are usually more expensive than wheels, we believe that wheels are typically less subject to downward price pressure by end-users and end-users are usually willing to pay higher prices for high-quality wheels, like ours, thus strengthening our ability to set the prices of our products. In addition, we generally reduce the selling prices of our products when there are significant decreases in our raw material costs.

Warranty

In line with market practice, we do not provide exchanges or returns of our products. For our products sold to tier-one distributors and OEMs in the PRC, we allow them to deduct an amount (typically equal to or less than 1.0% of the total invoice amount) from the invoice amount we charge which can be used to cover any defective products. For our PRC aftermarket sales, our tier-two distributors typically provide end-users with product exchanges or returns for defective products within a three-month warranty period. Upon an exchange or acceptance of a return of a defective product, two-tier distributors will either exchange the defective product with, or return the defective product to, their tier-one distributors, or deduct an amount from the invoice payable to their tier-one distributors, depending on their arrangements with the particular tier-one distributors.

We also do not provide any warranty for our products sold to international customers, and we do not provide exchanges or returns of our products for these customers.

Marketing

Our sales and marketing team markets and promotes our brands and products. In the PRC, most of our products are sold under our “Zhengxing” and “Zhengxing Prince” brands, which we use for our more advanced wheels with higher specifications in terms of strength, durability, weight and other factors. We also sell less complex, lower cost products under our “Haixia,” “Zhengchang” and “Lianxing” brands. In the international markets, most of our products are sold under our “CZX” brand.

In the PRC, our sales and marketing team regularly visits our distributors to better understand the needs and requirements of the end-users and any new market trends. We also regularly visit OEM customers to better understand their operations, needs and requirements and to introduce our new products. In addition, we participate in various exhibitions and seminars for the automotive industry to promote and market our products to new customers. Our marketing efforts include advertising on billboards and in automotive magazines and distributing product brochures and product-related gifts such as T-shirts, posters and calendars to our customers and end-users. Generally, we are responsible for our marketing costs, and our distributors typically cooperate with us in conducting our marketing and promotional activities.

In the international markets, our marketing efforts primarily consist of periodic visits to our distributors and OEM customers and participation in various exhibitions and seminars for the automotive industry.

In addition, we maintain a customer service hotline for our customers and end-users to respond to their inquiries and feedback on our products.

Research and Development

We are committed to the research and development of new models of wheels as well as ongoing enhancements in existing product quality and production technology, in order to effectively adapt to the changing demands of our customers for better quality wheel products, as well as to improve our production efficiency. We have established strong research and development capabilities which are an important competitive factor in the commercial vehicle wheel industry, particularly for OEM customers who prefer to work with vehicle wheel manufacturers that can quickly develop safe, strong, durable and/or light-weight wheels meeting their specifications.

We believe that we maintain one of the largest skilled teams of research and development engineers and technicians in the commercial vehicle wheel industry in the PRC. As of December 31, 2009, 2010 and 2011, our research and development department had 244, 286 and 310 employees, respectively, most having 10 to 20 years of experience in the industry. In particular, our chief technology officer, Mr. Guohe Zhang, who leads our research and development team, has over 40 years of research and production technology management experience in the commercial vehicle wheel and machinery industry in the PRC.

We conduct substantially all of our research and development efforts internally and also collaborate with leading industry experts in the PRC and internationally. Our research and development efforts currently focus on the development of new models of steel wheels, and we have developed and commercialized approximately 100, 130 and 100 new models of steel wheels in 2009, 2010 and 2011, respectively. We also focus on making ongoing enhancements in existing product quality and production technology so as to improve, among other things, the safety, strength and balance, and reduce the weight (and thus improve fuel efficiency), of our products, and reduce the overall cost of our production process, as well as to further automate our manufacturing process. For example, we have developed a tubeless steel wheel production method that is patented and unique, whereby we can produce tubeless steel wheels which have enhanced strength and durability by applying certain manufacturing processes traditionally only used for tubed steel wheels. Under this patented method, we use rim-shaped steel (which we make from raw steel by pressing and rolling it under high heat), instead of rolled steel plate, as the raw material, and we apply compression, instead of rolling, at the stage of shaping. Please also refer to “—Production Process” above. We first commercialized tubeless steel wheels using this innovative production method in 2008. We are also in the process of using this patented method to develop light-weight tubeless steel wheels. In addition, we are conducting research and development of commercial vehicle wheels made of aluminum.

Our research and development team works closely with our sales and marketing team which collects requests regarding new wheel products and feedback on product quality and improvements from our distributors and OEM customers. We intend to continue further enhancing our existing research and development efforts.

We maintain a well-equipped research and development center at our headquarters in Zhangzhou, Fujian Province and at our manufacturing facilities in Langfang, Hebei Province and Hefei, Anhui Province, and perform all of our research and development activities in-house. In addition, we utilize advanced techniques in our product research and development, such as specialized computer software that enables us to create three-dimensional designs for the development of new types of wheels.

Furthermore, at our headquarters in Zhangzhou, Fujian Province, we have maintained one of the national wheel test centers designated by the PRC government for the testing of the specifications and roadworthiness of wheels sold in the PRC since September 2008. This test center has been granted ISO/IEC 17025 certification. It enables us to quickly test our new products onsite, thereby shortening our product development cycle to less than 30 days, which we believe is significantly less than that of our competitors. This test center also assists our penetration of the OEM market because OEMs typically require test certifications demonstrating that the wheels they use meet or exceed industry standards.

Intellectual Property

We have developed a large portfolio of intellectual property rights in the PRC to protect the technologies, inventions and improvements significant to our business, and we believe that this is important in order for us to maintain a competitive advantage in the marketplace.

As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of December 31, 2011, we owned a total of 97 patents in the PRC, including three invention patents, 74 utility model patents and 20 design patents. The benefits of our patented technology include, among other things, improving the performance of our wheels and increasing the utilization of raw materials. In particular, our three invention patents relate to enhancing the performance of our wheels and thus extending the useful lives of tires. In addition, as of December 31, 2011, we had registered 532 trademarks with China’s Trademark Office, and are currently in the process of applying for 10 additional trademarks in the PRC. Through the Madrid System for the International Registration of Marks, we have registered two trademarks each with one jurisdiction in the United States and South Korea, respectively. We also have two registered trademarks in Taiwan and one registered trademark in the Special Administrative Region of Hong Kong. These trademarks are primarily related to the name and logo of our company. In 2005, “Zhengxing” was recognized as a “PRC Famous Trademark.”

We rely primarily on intellectual property laws and contractual arrangements with our employees and others to protect our intellectual property rights. We have entered into agreements with our executive officers and employees involved in technology and research and development, under which intellectual property during their employment belongs to us, and they waive all relevant rights or claims to such intellectual property. Our executive officers and employees involved in technology and research and development are also bound by a confidentiality obligation, and have agreed to disclose and assign to us inventions conceived by them during their term of employment. While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. The counterparties to our confidentiality agreements may not follow such agreements, or our confidentiality agreements may not be enforceable or provide an adequate remedy in the event of an unauthorized use or disclosure. Infringement or misappropriation of our intellectual property could harm our business and competitive position. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our patents, trademarks and other intellectual property are important assets for our business, and if we are unable to protect them, or if other parties claim we are infringing their intellectual property, then our business, financial condition, results of operations and prospects may be materially and adversely affected.” PRC patent and trademark laws are discussed in greater detail in “—Regulations—Other Regulations Relevant to Our Operation” below.

Our competitors are also developing and seeking patent protection for technologies in connection with the manufacturing of wheels. We expect these competitors to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending held by others that cover significant parts of our technology or business methods. Disputes over rights to these technologies may arise in the future. We cannot be certain that our products do not or will not infringe valid patents or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in Item 3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our patents, trademarks and other intellectual property are important assets for our business, and if we are unable to protect them, or if other parties claim we are infringing their intellectual property, then our business, financial condition, results of operations and prospects may be materially and adversely affected.”

To date, we have not been a party to any material intellectual property claim. We are not aware of any proceedings concerning, and are not aware of any material claims or infringements of, any intellectual property rights that may be threatened or pending, in which we may be involved whether as a claimant or respondent.

Quality Control and Assurance

We place great emphasis on quality control in our operations and have implemented quality control procedures throughout our production process to ensure consistent product quality that meets our quality control standards and policies. Our products are also subject to customized quality requirements of our customers. Our quality control department works closely with our technology and manufacturing departments to carry out our quality control procedures. Our senior management team is also actively involved in setting our quality control policies.

We have established a comprehensive quality management system from procurement to delivery in accordance with ISO/TS 16949 quality management requirements for our operations. Our comprehensive quality management system has been awarded ISO/TS 16949 quality management system certification since 2007, which certifies the satisfaction of specific quality management system requirements for the design and development, production and, when relevant, installation and service of automotive-related products, and ISO 9001:2000 quality management system certification from 2003 to 2006, which certifies the satisfaction of specific quality management system requirements for an organization to consistently provide products that meet customer and applicable regulatory requirements. In addition, as describe above under “—Research and Development,” at our headquarters in Zhangzhou, Fujian Province, we have maintained one of the national wheel test centers designated by the PRC government for the testing of the specifications and roadworthiness of wheels sold in the PRC since September 2008. This test center has been granted ISO/IEC 17025 certification, which certifies the satisfaction of the general requirements to carry out tests and/or calibrations. We source substantially all of our principal test equipment from PRC suppliers. In addition, representatives of our tier-one distributors, OEM customers and international distributors and OEMs periodically inspect our manufacturing facilities and quality management system.

Our quality control procedures primarily consist of the following:

•

Raw material inspection: We purchase our principal raw materials from selected reputable suppliers (generally in terms of product quality, prices, production capabilities and management) and conduct periodic evaluations of our principal suppliers. All raw materials delivered by suppliers to us are inspected before acceptance to ensure that they comply with our raw material standards.

•

Process control: We have implemented various quality control measures (including conducting various tests such as pulsation and balance tests and inspections of sizes) in each of the key stages of our production process.

•	Product inspection: We examine our finished products for defects.

•

Periodic functionality tests: Based on the requirements of our customers, we conduct periodic functionality tests of our products, including radial fatigue tests, bending fatigue tests, welding strength tests and material inspection.

In addition, in conjunction with the expansion of our production capacity, we improve our production efficiency and operational effectiveness by, among other things, implementing advanced management systems designed to improve performance, such as lean manufacturing techniques and six-sigma quality control processes. We have commenced training for our employees of six-sigma quality control processes and are gradually implementing such processes to our business operations.

Suppliers and Procurement

As the largest commercial vehicle wheel manufacturer in the PRC, we are able to develop strong relationships with our suppliers and obtain our key raw materials and supplies at competitive prices. We source almost all of our raw materials from suppliers in the PRC.

Our principal raw material is steel (including raw steel which we make into rim-shaped steel and rolled steel plates) which accounts for substantially all of our total raw material requirements. We purchase steel from a limited number of selected reputable suppliers in the PRC. We generally enter into framework agreements with our steel suppliers which typically set a total purchase amount, pursuant to which we place orders from time to time. These agreements typically have a one-year term and are renewed every year upon mutual agreement. The actual purchase price and amount of steel vary from order to order. Prices of steel are subject to fluctuation depending on supply and demand in the market, and we are generally able to purchase steel at prices slightly lower than the prevailing market prices because of our large volume of purchases. In addition, we purchase steel which meets our specific requirements from our primary steel supplier, Benxi Iron & Steel, allowing us to optimize our production process and increase our raw material utilization rate. Unlike our company, certain of our competitors in the PRC, which operate on a relatively smaller scale, often may need to buy steel with standard specifications indirectly through distributors, which may increase their costs and decrease their raw material utilization rate.

Our other raw materials include welding material, paint and powder coating, and we purchase such auxiliary materials from multiple suppliers which are easily replaceable. In addition, we also purchase a majority of our locking rings used in the production of tubed steel wheels from a limited number of suppliers. We do not have annual framework agreements with suppliers of our auxiliary materials and locking rings and generally place orders for these materials from time to time.

In line with market practice, we typically make full prepayment at the time of purchase to the suppliers of our steel. Our suppliers of other auxiliary materials including welding material, paint and powder coating and our suppliers of locking rings typically provide us a credit term of 30 to 35 days and a credit term of 50 to 60 days, respectively.

We have long-term business relationships with most of our principal suppliers. For example, we have a more than eight-year relationship with Benxi Iron & Steel, our primary steel supplier. To date, we have not had any material disputes with our suppliers.

We manage our inventory levels by monitoring in real time our production activities and incoming sales orders and also taking into consideration market prices of the raw materials, particularly steel. Based on this, we assess our requirements for raw materials and locking rings, and place orders with suppliers accordingly. We typically maintain approximately one to two months’ supply of steel, approximately one month’s supply of other auxiliary materials and less than one month’s supply of locking rings.

We have been dependent on a limited number of suppliers for a significant portion of our raw material and locking ring requirements. In 2009, 2010 and 2011, the aggregate purchases from our five largest suppliers accounted for 85.5%, 84.1% and 79.6% of our total raw material and locking ring costs, respectively. Purchases from our largest supplier, Benxi Iron & Steel, for the same periods accounted for 49.8%, 44.3% and 37.9% of our total raw material and locking ring costs, respectively. Although there are alternate steel suppliers in the market, because we have optimized our manufacturing process to rely on the steel of our established key suppliers (especially Benxi Iron & Steel), which meet certain specifications, any disruption in steel from those suppliers may disrupt our manufacturing operations until we can secure appropriate steel from other suppliers. We believe that we will continue to purchase a significant portion of our raw materials and locking rings from a limited number of suppliers. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We rely on a limited number of key suppliers for steel, our key raw material, and certain components required for our production” and “—We are subject to risks associated with the volatile prices and availability of raw materials and utilities.”

Competition

The market for commercial vehicle wheels, especially the OEM market, is characterized by intense competition among multiple vehicle wheel manufacturers, with competition based on a number of factors. The key competitive factors in the aftermarket are product quality, product diversification, brand reputation, technology and ability to develop new products, delivery timeliness, after-sales service and customer relationships. In the OEM market, the same factors apply, except that OEMs are relatively more concerned with production scale rather than product diversification or brand reputation. We believe that our competitive advantages include economies of scale, high product quality and brand recognition, comprehensive product offerings, strong research and development abilities, nationwide strategic locations of our manufacturing facilities and nationwide coverage of our distribution network, which have enabled us to achieve our leadership position in the commercial vehicle wheel market in the PRC and to establish a strong presence internationally.

In the PRC market, we primarily compete with companies such as Shandong Xingmin Wheel, Dongfeng Motor Wheel, Changchun FAWAY Automobile Components, Alcoa Inc. and Alex Global Technology, Inc. In India, our principal international market, we primarily compete with local vehicle wheel manufacturers such as Wheels India and Hayes Lemmerz.

In addition, there is increasing consolidation within the commercial vehicle wheel industry in the PRC. We believe that with our leadership position in the commercial vehicle wheel industry in the PRC, we are well positioned to lead or participate in this industry consolidation which may further strengthen our leading market position. Nevertheless, if we fail to maintain or increase our market share, this consolidation in our industry could cause our competitors to develop advantages over us in their available capital, per-unit cost in manufacturing operations, purchasing power with suppliers, pricing power with customers, scale of distribution network, brand recognition and other factors that could adversely affect our business, financial condition, results of operations and prospects.

Other types of commercial vehicle wheels, such as aluminum wheels, also compete with our products. We plan to offer our own aluminum wheels by the end of 2012, but have no experience in the production and sales of such wheels on a commercial scale. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our product development efforts may not result in successful new products that meet changing market demands. In particular, our plans to launch new aluminum wheel products may not be successful.”

Environmental Matters and Safety

Our production process primarily generates and discharges waste water, waste gas, noises and solid wastes. We have adopted various policies and implemented various measures to treat and process such wastes and to ensure our compliance with applicable environmental laws and regulations. We sell certain of our solid wastes such as scrap steel to third parties or recycling stations.

We are required to comply with applicable PRC national and local environmental protection laws and regulations, and our operations are subject to periodic inspection by national and local environmental protection authorities. PRC national and local environmental laws and regulations impose fees for any discharge of waste materials above prescribed levels and fines for any serious violation, and provide that the relevant authorities may at their own discretion shut down or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. To date, we have not been subject to any material fines, suspension orders or other administrative actions from the PRC environmental authorities, and we believe that we are currently in compliance with all applicable environmental regulations and standards in all material respects. We are not aware of any pending or threatened environmental investigation, proceedings or action by any governmental agency or other third party.

We have adopted various policies and implemented various measures to ensure health and safety in our manufacturing facilities. We require that our employees comply with such policies and measures and also provide training to our new employees and periodic training to our employees. To date, our manufacturing facilities have not encountered any material unplanned work stoppages due to health and safety issues. We have complied with applicable PRC laws and regulations on heath, safety and other relevant administrative regulations issued by the local governments in the regions where we operate. To date, we have not been subject to any material fines, orders or administrative actions involving non-compliance with these laws and regulations relating to any of our existing manufacturing facilities.

Insurance

We maintain property insurance to cover our fixed assets. We do not have product liability insurance coverage for our products. We do not carry liability insurance that extends coverage to all potential liabilities that may arise in the ordinary course of our business, and we do not maintain any insurance coverage for business interruption. We do not maintain key-man life insurance for our executive officers or employee liability insurance.

Although we consider our insurance coverage to be adequate and in line with our industry practice, our insurance coverage, however, may still not be sufficient to cover damage to our fixed assets. Please refer to Item3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We may suffer uncompensated losses from events that disrupt our operations because we do not have adequate insurance.” To date, we have not made or been subject to any material insurance claims.

Regulations

We operate our business in the PRC under a legal regime consisting of the laws enacted and adopted by the National People’s Congress of the PRC, or the NPC, and its Standing Committee, the administrative regulations promulgated by the State Council, the highest executive branch of the PRC government and the ministerial decrees adopted by several ministries and agencies directly under the State Council’s authority including, among others, the National Development and Reform Commission of the PRC, or the NDRC, the Ministry of Transport of the PRC, or the MOT, the MOFCOM, and the SAFE, and local rules promulgated by local governmental authorities at different levels. The following summarizes all material PRC laws and regulations that are relevant to our business.

Regulations on Automotive Components Industry

General Policies on Automotive Industry

The Policy on Development of the Automotive Industry, or the Automotive Development Policy, was promulgated by the NDRC on May 21, 2004 and became effective on May 21, 2004.

The Automotive Development Policy contains provisions relating to, among other things, technology policies, structure adjustments, market entry requirements, trademark usage, product development, spare parts sales, distribution networks, investment administration, customs administration and automobile consumption of automotive industry. The main objective of Automotive Development Policy was to develop the PRC automotive industry and make China a major automotive manufacturing country by 2010.

Under the Automotive Development Policy, a series of favorable policies were released to encourage technology innovation by automotive components manufacturers and to attract social capital to automotive components industry to enhance competitiveness and expand production capacity of automotive components manufacturers with leading market positions. Automotive components manufacturers that are deemed as international manufacturers or are able to provide a full range of products to multiple auto makers are entitled to more favorable treatment in several aspects, including technology importation, technology improvement, financing and merger and acquisition.

Regulations on Quality Control of Automotive Components

The Circular on Further Enhancing the Automobile Sales and Quality Control of Automotive Components Manufacturing, or the Quality Control Circular, was jointly promulgated by the SAIC, the MOT and the General Administration of Quality Supervision, Inspection and Quarantine of the PRC on July 26, 2010. The Quality Control Circular authorizes local branches of the SAIC, the MOT, and the General Administration of Quality Supervision, Inspection and Quarantine to jointly establish an automotive component tracing system to enhance supervision on manufacturing, distribution and usage of automotive components.

Under the Quality Control Circular, local branches of the SAIC are required to enhance their inspection of packaging, branding and quality of automotive components in the market, in particular, branded automotive components in distributors’ stores. A penalty may be imposed on the distributor of the automotive components if any such product bears no signs of the manufacturer’s information, product name, name of distributor or quality certificate, or is not in compliance with the quality standard under applicable laws.

Product Liability

Under PRC laws, manufacturers and vendors of defective products in the PRC may be liable for loss and injury caused by such defective products. In accordance with the General Principles of the Civil Law of the PRC promulgated by the NPC on April 12, 1986, manufacturers and vendors of a defective product which causes property damage and/or personal injuries to any person are subject to civil liability for such damage and/or injuries.

The Product Quality Law of the PRC, or the Product Quality Law, was promulgated by the Standing Committee of the NPC on February 22, 1993, as amended on July 8, 2000. Under the Product Quality Law, manufacturers who produce defective products are subject to civil and criminal liability and may have their business licenses revoked.

The Law of Protection of the Rights and Interests of Consumers, or the Consumers Protection Law, was promulgated by the Standing Committee of the NPC on October 31, 1993, and became effective on January 1, 1994. The Consumers Protection Law provides further protection to the legal rights and interests of consumers in connection with their purchase or use of goods and services. All business operations must observe and comply with the Consumers Protection Law when selling goods and offering services.

The Tort Law of the PRC, or the Tort Law, was promulgated by the Standing Committee of the NPC on December 26, 2009 and became effective on July 1, 2010. The Tort Law establishes a separate chapter regarding product liability. Compared to other laws and regulations in relation to product liability, the Tort Law expressly provides that, in the event a defective product causes death or serious personal injury and the entity that manufactures and distributes such defective products has knowledge of the existence of such defects, such entity may be sued for punitive damages.

Other Regulations Relevant to Our Operation

Company Law

The Company Law of the PRC was promulgated by the Standing Committee of the NPC on December 29, 1993 and became effective on May 1, 1994 and was amended on December 25, 1999 and August 28, 2004. On October 27, 2005, the Standing Committee of the NPC further amended the Company Law, which came into effect on January 1, 2006.

Under the Company Law, the term “company” refers to a limited liability company or a joint stock limited company established within the PRC in accordance with the Company Law. Shareholders of a company are only responsible for the company or to the company’s creditors to the extent of the capital contributions they have made. The shareholders of a company are entitled to enjoy the capital proceeds, participate in making important decisions, including choosing managers.

In accordance with the Company Law, the registered capital of a limited liability company is the total amount of the capital contributions subscribed by all the shareholders that have registered with the SAIC or its local counterparts. The minimum amount of registered capital of a limited liability company is RMB30,000 unless otherwise required by laws or administrative regulations. The capital contributions can be made in cash or non-cash properties with at least 30.0% of the registered capital in the form of cash.

Wholly Foreign-Owned Enterprise Law

The Law of the PRC on Wholly Foreign-Owned Enterprises, or the WFOE Law, was promulgated by the NPC on April 12, 1986 and amended on October 31, 2000. The Implementation Regulation of the WFOE Law was promulgated on December 12, 1990 and amended on April 12, 2001. The minimum amount of registered capital of a wholly foreign-owned enterprise, or WFOE, is RMB100,000, unless otherwise provided by the PRC laws and regulations. The ratio between the registered capital of a WFOE and total amount of investment in it needs to meet certain threshold under the relevant regulations of the PRC, and the difference between its registered capital and total amount of investment will be the amount of foreign exchange loans that the WFOE is permitted to borrow from its foreign investor.

Property

The properties that we lease and own in the PRC are subject to the Law of the PRC on Property, or the Property Law, which was promulgated by the Standing Committee of the NPC on March 16, 2007 and became effective on October 1, 2007. Under the Property Law, any creation, modification, transfer or termination of property rights becomes effective only upon registration with the relevant government authorities. Ownership of all lawful properties of the State, collective organizations and individuals are protected by the Property Law.

The Land Administration Law of the PRC, or the Land Administration Law, was promulgated by the Standing Committee of the NPC on June 25, 1986, became effective on January 1, 1987, and was amended on December 29, 1988 and August 28, 2004. According to the Land Administration Law, lands within the territory of the PRC fall into two categories: state-owned land and collectively-owned land. The use right of state-owned lands can be obtained through either government allocation or grant upon payment of appropriate grant fees. The Land Administration Law further provides that any construction must be conducted on state-owned lands except as otherwise permitted under the Land Administration Law. Collectively-owned lands may not be granted, assigned or leased for use of construction that is unrelated to agriculture unless otherwise permitted under the Land Administration Law. Violation of the Land Administration Law may result in facilities built thereon being demolished and, consequently, related businesses being forced to move to other locations.

Intellectual Property Rights

Patent

The Patent Law of the PRC, or the Patent Law, promulgated in 1984 and amended in 1992, 2000 and 2008, provides patents for the protection of proprietary rights. Pursuant to the Patent Law, patents are effective for 20 years from the initial date the patent application was filed.

Patent Prosecution

The PRC patent prosecution system adopts the principle of “first to file.” This means that, where more than one person files a patent application for the same invention, a patent will be granted to the person who first filed the application. The United States uses a principle of “first to discover” to determine the granting of patents. In addition, the PRC requires absolute novelty in order for an invention to be patentable. If a technology that is the subject of an invention patent application was known to the public prior to the filling of the application, then such technology is not qualified to be patented as an invention. In contrast, inventors in the United States have a one-year grace period after publication of the invention during which they may file a patent. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macau, each of which has an independent patent system. Patents are filed at the State Intellectual Property Office of the PRC, or the SIPO, in Beijing.

Patent Enforcement

A patent holder who believes his patent is being infringed may either file a civil legal suit or file an administrative complaint with a provincial or municipal office of the SIPO. A PRC court may issue a preliminary injunction upon the patent holder’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined in the range of from one to three times of the license fee under a contractual license. If damages still cannot be determined, statutory damages from RMB10,000 to 1,000,000 may apply. As in other jurisdictions, patent holders in the PRC have the burden of proving that a patent is being infringed, with one notable exception that if the holder of a manufacturing process patent alleges infringement of such patent, the alleged infringing party has the burden of proving that there has been no infringement.

International Patent Treaties

The PRC is also a signatory to all major intellectual property conventions, including the Paris Convention for the Protection of Industrial Property, the Madrid Agreement on the International Registration of Marks and Madrid Protocol, or the Madrid Agreement and Protocol, the Patent Cooperation Treaty, the Budapest Treaty on the International Recognition of the Deposit of Microorganisms for the Purposes of Patent Procedure and the Agreement on Trade-Related Aspects of Intellectual Property Rights.

Although patent rights are national rights, there is also a large degree of international co-operation under the Patent Cooperation Treaty, or the PCT, to which the PRC is a signatory. Under the PCT, applicants in one country can seek patent protection for an invention simultaneously in a number of other member countries by filing a single international patent application. The fact that a patent application is pending is not a guarantee that a patent will be granted, and even if granted, the scope of a patent may not be as broad as the subject of the initial application.

Trademark

The Trademark Law of the PRC, or the Trademark Law, was promulgated by the Standing Committee of the NPC on August 23, 1982 and was amended on February 22, 1993 and October 27, 2001. The PRC Trademark Law Implementation Rules was promulgated by the State Council on August 3, 2002 and became effective on September 15, 2002. The PRC is a signatory country to the Madrid Agreement and Protocol. The Madrid Agreement and Protocol provides for a mechanism under which an international registration produces the same effects as an application for registration of the trademark made in each of the countries designated by the applicant.

According to the Trademark Law, the National Trademark Bureau under the SAIC is responsible for the registration and administration of trademarks in the PRC. A “first-to-file” principle with respect to trademarks has been adopted. Where a trademark is infringed, the trademark owner may file a complaint with the relevant administrative department or competent courts. Where the infringement is so serious that it constitutes a crime, the trademark owner may file a complaint with the relevant public security organization. If a registered trademark owner intends to assign his or her registered trademarks, a registered trademark transfer agreement must be entered into between the owner and the assignee. The owner and assignee are required to jointly apply with the National Trademark Bureau and its local counterparts for registration of such assignment under the Trademark Law. Registered trademark owners may license others to use their registered trademarks. Relevant license agreements shall be filed with the National Trademark Bureau or its relevant local counterparts.

Domain Names

The Measures on the Administration of Domain Names for the Chinese Internet, or the Domain Names Measures, were promulgated by the Ministry of Information Industry on November 5, 2004 and became effective on December 20, 2004. The Domain Names Measures govern registration of domain names with the Internet country code “cn” and domain names in Chinese. The Measures on Domain Names Dispute Resolution, or the Domain Names Dispute Resolution Measures, were promulgated by the China Internet Infrastructure Center on February 14, 2006 and became effective on March 17, 2006. The Domain Names Dispute Resolution Measures require domain name disputes to be submitted to institutions authorized by the China Internet Network Information Center for resolution.

Environmental Protection

The Environmental Protection Law of the PRC, or the Environmental Law, was promulgated on December 26, 1989 by the Standing Committee of the NPC and became effective on December 26, 1989. The Environmental Law establishes the legal framework for environmental protection in the PRC. The Ministry of Environmental Protection under the State Council is primarily responsible for the supervision and administration of environmental protection work nationwide and formulating national waste discharge limits and standards. Local environmental protection authorities at the county level and above are responsible for environmental protection in their jurisdictions.

The Law on Prevention and Control of Environmental Pollution by Solid Wastes, or the Solid Wastes Law, was promulgated by the NPC on December 29, 2004 and became effective on April 1, 2005. The Solid Wastes Law provides that any entity that discharges hazardous wastes must comply with relevant government provisions and approvals in disposing hazardous wastes. Moreover, it is prohibited to supply or transfer hazardous wastes to entities that do not have business licenses and qualifications for collection, storage, utilization and treatment of solid wastes. Parties that violate these provisions will be ordered to stop and correct such violation within a specified period of time or will be subject to a fine.

Labor Law

According to the new Labor Contract Law effective on January 1, 2008, labor contracts must be entered into if labor relationships are to be established between an entity and its employees. An employer may not require its employees to work in excess of the time limit permitted under the relevant labor laws and regulations and must pay the employees wages that are no lower than the minimum wages under local standards. According to the new Labor Contract Law and the Safe Production Law of the PRC, employers in the PRC are required to establish and perfect its system for labor safety and sanitation, comply with rules and standards relating to labor safety and sanitation, educate employees on labor safety and sanitation.

Foreign Currency Exchange

Foreign currency exchange in the PRC is primarily governed by the Foreign Exchange Administration Rules and the Regulations of Settlement, Sale and Payment of Foreign Exchange.

Under the Amended Foreign Exchange Administration Rules, which became effective on August 1, 2008, Renminbi is freely convertible for current account items, including the distribution of dividends payments, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is still generally subject to the approval or verification of the SAFE.

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, promulgated in 1996, foreign invested enterprises, or FIEs, including WFOEs, may buy, sell or remit foreign currencies only at those banks that are authorized to conduct foreign exchange business after providing such banks with valid commercial supporting documents and, in the case of capital account item transactions, after obtaining approvals from the SAFE. Capital investments by FIEs outside the PRC are also subject to limitations, which include approvals by the MOFCOM, the SAFE and the NDRC.

On August 29, 2008, the SAFE promulgated Circular 142, which stipulates that the registered capital of an FIE may only be used for the purpose within its approved business scope and shall not be used for equity investment within the PRC. Violations of Circular 142 may result in penalties, including fines as set forth in the Foreign Exchange Administration Rules.

Foreign Exchange Regulations on Special Purpose Vehicles

Circular 75 was promulgated by the SAFE on October 21, 2005 and became effective on November 1, 2005. Circular 75 provides that PRC residents, whether natural or legal persons, must register with the relevant provincial SAFE branch prior to establishing or taking control of an offshore entity established or controlled for the purpose of overseas equity financing involving onshore assets or equity interests held by such persons. The term “PRC legal person residents” as used in Circular 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in Circular 75 refers to all PRC residents and all other natural persons, including individuals who do not have a legal status in the PRC but habitually reside in the PRC for economic benefit. The implementation notice of Circular 75 further clarifies that “individuals who do not have a legal status in the PRC but reside in the PRC habitually for economic benefits” mainly include the following (whether or not they are PRC citizens):

•

individuals who have a permanent residence in the PRC or will return to this permanent residence after temporary leave for such reasons as overseas traveling, education, medical treatment, working, or requests for overseas residence, among others;

•	individuals who hold interests in a domestic enterprise with such interests being classified as domestic-owned interests; and

•	individuals who hold foreign-owned interests in a domestic enterprise that originally were domestic-owned interests and were owned by the same individuals.

Subsequent to establishing or taking control of an offshore entity, a PRC resident must file with the local SAFE branch relevant documents upon: (i) injection of equity interests or assets of an onshore enterprise to an offshore entity, and (ii) subsequent overseas equity financing by such offshore entity. PRC residents are required to complete amended registration or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing a security interest. PRC residents who have already incorporated or gained control of offshore entities that have made onshore investments in the PRC before Circular 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under Circular 75, PRC residents are required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in any offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under Circular 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the relevant offshore entity, such as inbound investments or shareholders loans, or capital outflow to such offshore entity, such as relevant payment of profits or dividends, liquidating distributions, equity sale proceeds, or return of funds upon a capital reduction.

Our current beneficial owners who are PRC residents are in the process of registering with the local SAFE branch as required under Circular 75. We cannot, however, provide any assurances that such registration will be completed in a timely manner, or at all, or that any future beneficial owners who are PRC residents will be able to comply with the SAFE regulations in a timely manner, or at all. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our consolidated PRC entities, limit the ability of our consolidated PRC entities to distribute profits to us, or otherwise adversely affect us.”

Regulations on Mergers and Acquisitions by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the SASAC, the SAT, the SAIC, the CSRC, and the SAFE, jointly promulgated the 2006 M&A Rule, which became effective on September 8, 2006 and were amended on June 22, 2009. The 2006 M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the 2006 M&A Rule to offshore special purpose vehicles.

The application of the 2006 M&A Rule with respect to our initial public offering and our corporate structure remains unclear. Our PRC counsel has advised us that we are not required to apply with any relevant PRC regulatory agencies, including the CSRC, for approval of our initial public offering or the current corporate structure for our initial public offering. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Any requirement to obtain prior approval from the China Securities Regulatory Commission, or the CSRC, and a failure to obtain this approval, if required, could have a material and adverse effect on our business, operating results, reputation and trading price of our ADSs.”

In addition, on February 3, 2011, the State Council promulgated the Security Review Rule, which became effective 30 days after February 3, 2011. The Security Review Rule, among other things, provides that merger and acquisition transactions by foreign investors of domestic enterprises in sensitive sectors or industries may be subject to security review and, as a result may be blocked due to their impact on the national defense security, national economic stability, basic social life order, or capacity of indigenous research and development of key technologies. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—The 2006 M&A Rule and Security Review Rule set forth complex procedures for acquisitions conducted by foreign investors that could make it more difficult to pursue acquisitions.”

Regulations on Employee Share Options

On March 28, 2007, the SAFE promulgated the Share Option Rule. On February 15, 2012, the SAFE issued the Stock Incentive Plan Rule which replaced the Share Option Rule. Under the Stock Incentive Plan Rule, PRC citizens who are granted share options or other employee equity incentive awards by an overseas publicly-listed company are required, through a qualified PRC agent or a PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options or other employee equity incentive plans. We adopted our 2011 Share Incentive Plan in February 2011, and to date, all grantees of awards under that plan have not been PRC citizens. If we grant equity incentive awards to PRC citizens in the future, we and such PRC grantees will be subject to the Stock Incentive Plan Rule. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.”

C.	Organizational Structure

The following diagram illustrates our shareholding and corporate structure as of March 1, 2012:

(1)	Newrace Limited is wholly-owned by Ms. Laifan Chu. Pursuant to, and subject to the terms of, a share purchase option agreement dated October 25, 2010 between Ms. Chu and Mr. Jianhui Lai, our founder, chairman and chief executive officer, Mr. Lai has an option to purchase any or all of the shares of Newrace Limited from Ms. Chu during the period from January 1, 2009 to December 31, 2013 at an agreed exercise price. As of the date of this annual report, Mr. Lai has not exercised this option. Please refer to “—History and Development of the Company” above.

In addition, Newrace Limited has agreed to grant certain restricted ordinary shares in our company which it beneficially owns to Mr. Yifan Li, our chief financial officer, in consideration of his service to us. Please refer to Item 6E “Directors, Senior Management and Employees—Share Ownership” and Item 7B “Major Shareholders and Related Party Transactions—Related Party Transactions—Restricted Shares Granted to Mr. Yifan Li by Newrace Limited.”

D.	Property, Plants and Equipment

We are headquartered in Zhangzhou, Fujian Province where we have our manufacturing facilities (including our main administrative offices, a research and development center, a test center and employee dormitories) with an aggregate floor area of approximately 121,630 square meters. We also have four other manufacturing facilities (including offices and employee dormitories) in Langfang, Hebei Province, Chengdu, Sichuan Province, Hefei, Anhui Province and Benxi, Liaoning Province with an aggregate floor area of approximately 138,040 square meters, 47,303 square meters, 37,670 square meters and 26,740 square meters, respectively. In addition, we have a research and development center at each of our manufacturing facilities in Langfang, Hebei Province and Hefei, Anhui Province. We have obtained land use rights and property ownership certificates for all our manufacturing facilities, except for a portion of our manufacturing facilities in Hefei, Anhui Province with an aggregate floor area of approximately 8,500 square meters, for which we are in the process of applying for the relevant property ownership certificate. Our PRC counsel has advised that there is no legal impediment for us to obtain the relevant property ownership certificate, and we expect to obtain such certificate in the second half of 2012. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Our

Business and Industry—We have not obtained property ownership certificate for a portion of our manufacturing facilities in Hefei, Anhui Province.” We are also in the process of expanding our manufacturing facilities in Chengdu, Sichuan Province. In addition, certain of our manufacturing facilities have been pledged to secure our bank borrowings, which amounted to RMB120.0 million, RMB266.0 million and RMB248.5 million (US$39.5 million) as of December 31, 2009, 2010 and 2011, respectively.

We are in the process of establishing a new aluminum wheel manufacturing facility in Zhangzhou, Fujian Province. We are currently constructing this aluminum wheel manufacturing facility (including offices, a research and development center, a test center and employee dormitories) which will have an aggregate floor area of approximately 65,000 square meters. This aluminum wheel manufacturing facility is expected to be completed in the second half of 2012. We are in the process of obtaining land use rights and will apply for property ownership certificates upon completion of its construction for this manufacturing facility.

We lease office space of approximately 340 square meters for our office in Shanghai.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with Item 3A “Key Information—Selected Financial Data” and our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3D “Key Information—Risk Factors” and elsewhere in this annual report.

A.	OPERATING RESULTS

Overview

We are the largest commercial vehicle wheel manufacturer in the PRC in both the aftermarket and OEM market in terms of sales volume, and our leading market share has been increasing continuously in recent years. We believe that our products enjoy premium brand recognition in the industry, especially among end-users. We also export our products to more than 30 countries worldwide.

We design, manufacture and sell high quality steel wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial vehicle wheel industry. We currently offer more than 330 series of tubed steel wheels, tubeless steel wheels and off-road steel wheels. Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network which we believe is the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC. As of December 31, 2011, our distribution network consisted of more than 5,200 distributors, including 24 tier-one distributors, 3,259 exclusive tier-two distributors and 1,962 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 90 automotive manufacturers in the PRC as of December 31, 2011, including the group members of a number of large PRC commercial vehicle manufacturers. In international markets, we sold our products to more than 110 distributors in the aftermarket and directly to seven OEMs as of December 31, 2011, including Tata Motors of India, Tokyo Sharin of Japan, Mahindra of India and Daewoo Motor of South Korea. India is currently our largest international market, with Tata Motors being our largest customer worldwide in 2010 and 2011 and second largest customer worldwide in 2009.

In 2009, 2010 and 2011, we had revenue of RMB2,139.2 million, RMB3,199.8 million and RMB4,093.9 million (US$650.5 million), respectively, representing an increase of 49.6% from 2009 to 2010 and an increase of 27.9% from 2010 to 2011. In 2009, 2010 and 2011, we had profit of RMB183.4 million, RMB327.8 million and RMB452.2 million (US$71.8 million), respectively, representing an increase of 78.7% from 2009 to 2010 and an increase of 38.0% from 2010 to 2011.

Factors Affecting Our Results of Operations

We believe that the most significant factors affecting our financial condition and results of operations are:

General Economic Conditions and Growth of the Automotive Market in the PRC and Worldwide

Our financial condition and results of operations have been, and we expect them to continue to be, dependent to a significant extent on general economic conditions and growth of the automotive market in the PRC and in other countries where our products are sold, such as India which currently is our largest international market. We sell steel wheels both through a network of distributors to aftermarket end-users as replacements for worn out or lower quality wheels, as well as to OEMs for use on their commercial vehicles. The actual demand from both aftermarket end-users and OEMs customers depends on the overall demand for and usage of commercial vehicles, which in turn depends on a number of factors including overall economic conditions, vehicle sales and availability and quality of transportation networks in the markets where we sell and distribute our products.

In the PRC, as the economy continues to develop, domestic commercial vehicle sales have increased significantly in recent years, which partially drove the domestic sales of our products. The growth of the PRC automotive market, however, began to slow in 2011, with domestic commercial vehicle sales decreasing in that year primarily due to the prolonged slowdown in the global economy and PRC government policies including control over capital investment and cancellation of the government stimulus measures implemented to assist the automotive industry in 2009 and 2010. As a result, the rate of growth of our PRC OEM sales decreased significantly in 2011 compared to the prior year. Outside the PRC, our international sales have been affected by the recent global financial crisis which began in the second half of 2008, as some of the countries to which we export our products experienced an economic slowdown and the demand in the international automotive market reduced significantly between 2008 and 2009. Our international sales improved in 2010 as a result of the gradual recovery of the global economy in 2010 but ongoing economic difficulties in various markets limited growth of such sales in 2011. In addition, implementation, renewal, change or cancellation of any government policies in the future, such as economic stimulus or tightening measures or currency controls, in the PRC or in any of the international markets where our products are sold, may significantly affect our business.

If the demand for our steel wheels declines as a result of changes of economic conditions in the automotive industry or does not grow at the pace we anticipate, our business, financial condition, results of operations and prospects could be harmed.

Competition and Prices of Our Products

The key competitive factors in the aftermarket are product quality, product diversification, brand reputation, technology and ability to develop new products, delivery timeliness, after-sales service and customer relationships. In the OEM market, the same factors apply, except that OEMs are relatively more concerned with production scale rather than product diversification or brand reputation. The prices of our products are based on a variety of factors, including supply and demand conditions for our products in the market, product quality and the terms of our arrangements with customers. We believe that as a result of our large market share, premium brand recognition and high product quality, we have been able to charge a premium for our products. Also, as wheels generally extend the useful lives of tires, which are usually more expensive than wheels, we believe that wheels are typically less subject to downward price pressure by end-users and end-users are usually willing to pay higher prices for high-quality wheels, like ours, thus strengthening our ability to set the prices of our products. We believe that prices of wheels in the PRC OEM market will increase for the foreseeable future. However, if through larger production scale, superior product quality, better technology or other factors, a competitor gains the pricing power that we currently enjoy, our prices and sales volume would be adversely affected. In addition, the average selling prices of our products in the aftermarket tend to be slightly higher than that for the OEM market, both in the PRC and internationally.

In our international markets, our prices are usually set by reference to the prevailing market prices in each jurisdiction where we sell our products, as well as the factors affecting pricing listed above. Our pricing outside the PRC is also affected by such factors as foreign exchange rates and government regulations such as import and export taxes.

Cost and Availability of Steel

Our principal raw material is steel which accounts for substantially all of our total raw material requirements. We purchase steel from a limited number of selected reputable suppliers in the PRC. We generally enter into framework agreements with our steel suppliers which typically set a purchase amount, pursuant to which we place orders from time to time. These agreements are renewed every year upon mutual agreement unless terminated by the parties. The actual purchase price and amount of steel vary from order to order. Prices of steel are subject to fluctuation depending on supply and demand in the market, and we generally are able to purchase steel at prices slightly lower than the prevailing market prices because of our large volume of purchases.

It is crucial to our business that we obtain from our suppliers sufficient quantities of steel meeting our specifications in a timely manner and at competitive prices for our production. We have long-term relationships with most of our steel suppliers, and to date, have not experienced any shortage of steel for our production. If one or more of our principal steel suppliers fails to meet our purchase orders, we believe that we can obtain steel from alternative suppliers, but we may experience a delay in deliveries in that case, which could adversely affect our production. Moreover, fluctuations in the prices of steel and our ability to pass on any increase in raw material costs to our customers will affect our cost of sales and our gross profit margins. Because of our leading market position and the strong demand for our products, we generally are able to set the prices of our products at a premium and pass on any significant increases in our raw material costs to our customers. In addition, we generally reduce the selling prices of our products when there are significant decreases in our raw material costs.

In the past few years, fluctuation in the price of steel has affected the prices of our products. The average selling prices of our products increased slightly in 2010 compared to 2009, mainly due to an increase in prices of steel from 2009 to 2010 which was partially offset by changes in our product mix. The average selling prices of our products continued to increase in 2011 mainly due to an increase in prices of steel from 2010 to 2011 and changes in our product mix.

Product Research and Development and Product Mix

Our success depends significantly on our ability to stay at the forefront of new product development and production technology in the commercial vehicle wheel industry in the PRC and internationally. Accordingly, we are committed to the research and development of new models of wheels, as well as ongoing enhancements in existing product quality and production technology. Please refer to Item 4B “Information on the Company—Business Overview—Research and Development” for more details on our research and development efforts. Nevertheless, we cannot be certain that our research and development activities will be successful or that our product mix will continue to be competitive in the commercial vehicle wheel market, particularly as we expand into other types of products such as aluminum wheels.

In addition, our results of operations are to a certain extent affected by our product mix as different products have different profitability. We generally adjust our product mix in favor of more profitable products. For example, we have allocated more weight to tubeless steel wheels in our product mix in recent years, as tubeless steel wheels generally have higher gross profit margin than tubed steel wheels. If the profitability of different wheel products change and we fail to reflect such changes in our product mix, our results of operations may be adversely affected.

Our International Sales and International Expansion Plans

As discussed above, international sales as a percentage of our revenue have been, and are expected to continue to be, affected by the conditions of the global economy and the automotive industry. Therefore, the rate of our international sales can be unstable. Furthermore, our international sales generally have a lower gross profit margin compared to our sales in the PRC primarily due to lower product prices in our international markets and a higher proportion of our international sales being tubed steel wheels, instead of tubeless steel wheels for which we have a higher gross profit margin.

As a result, our operations and financial performance are affected by the social, economic, political and regulatory conditions in the countries where we may operate or where our products may be sold in the future. Furthermore, regulations and policies affecting trade and bilateral relations between the PRC and the countries and regions to which we export our products can adversely affect our international sales in those countries and regions.

When exporting to international markets, we may be subject to import taxes, duties or other barriers to free trade. For example, steel wheels manufactured in the PRC and sold in India, including our products, are subject to anti-dumping duties which the Indian government imposed on Indian importers in 2007. The anti-dumping duties currently applicable to our products are 14,710 Indian Rupees (US$227.49 at a rate of 53.01 Indian Rupees to US$1.00, which is the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2011) per ton, and some of our competitors’ products are subject an anti-dumping duties of 16,970 Indian Rupees (US$320.13) per ton. Although we do not believe that we have engaged in anti-competitive behavior and have been challenging the imposition of these anti-dumping duties, we cannot be certain whether similar duties, taxes or other charges will be imposed against us in the future and to what extent such duties, taxes or other charges, or other regulatory changes in the international markets where we sell our products will adversely affect our business.

Therefore, we cannot assure you that we will be able to maintain or increase our revenue derived from international sales or that we will be able to benefit from our international expansion plans.

Components of Results of Operations

Revenue

Our revenue is primarily derived from sales of steel wheels, including tubed, tubeless and off-road steel wheels, for use in commercial vehicles. We sell our products to (i) tier-one distributors in the PRC who then resell our products to end-users in the PRC aftermarket through tier-two distributors, (ii) OEMs in the PRC and (iii) international distributors and OEMs. We categorize our business into the following three operating segments based on these sales channels: (i) PRC aftermarket sales, (ii) PRC OEM sales, and (iii) international sales. Our revenue represents the consideration received or receivable for our goods sold, net of discounts, sales related taxes and sales rebates. We recognize revenue when our products are delivered to locations designated by our customers, inspected by our customers to their satisfaction and title has passed.

PRC aftermarket sales accounted for 46.8%, 41.3% and 48.5% of our revenue in 2009, 2010 and 2011, respectively. PRC OEM sales accounted for 37.8%, 42.0% and 37.7%, respectively, of our revenue for the same periods. International sales accounted for 15.4%, 16.7% and 13.8%, respectively, of our revenue for the same periods. PRC aftermarket sales as a percentage of our revenue decreased from 46.8% in 2009 to 41.3% in 2010 primarily due to an increase in demand in the PRC OEM market in 2010. PRC aftermarket sales as a percentage of our revenue increased to 48.5% in 2011 primarily due to an increase in demand in the PRC aftermarket driven by our nationwide distribution network which provides us with a distinct competitive advantage and our increasing focus on the PRC aftermarket. PRC OEM sales as a percentage of our revenue increased from 37.8% in 2009 to 42.0% in 2010 primarily as a result of the economic recovery in the PRC in 2010. Such recovery was mainly due to economic stimulus measures implemented by the PRC government during the period. PRC OEM market sales as a percentage of our revenue decreased to 37.7% in 2011 primarily due to a decrease in demand in the PRC OEM market resulting mainly from decreased sales of commercial vehicles. International sales as a percentage of our revenue increased slightly from 15.4% in 2009 to 16.7% in 2010 primarily as a result of the gradual recovery of the global economy in 2010. International sales as a percentage of our revenue decrease to 13.8% in 2011 primarily as a result of ongoing economic difficulties in certain markets which limited growth of our international sales. We expect international sales as a percentage of our revenue to continue to be affected by the global economy.

Sales of tubed steel wheels accounted for 68.0%, 64.6% and 56.4% of our revenue in 2009, 2010 and 2011, respectively. Sales of tubeless steel wheels accounted for 27.5%, 31.0% and 38.8%, respectively, of our revenue for the same periods. We commenced sales of off-road steel wheels in 2008 which accounted for 1.5%, 1.9% and 2.1% of our revenue in 2009, 2010 and 2011, respectively. Sales of wheel components accounted for 3.0%, 2.5% and 2.7% of our revenue in 2009, 2010 and 2011, respectively. We expect sales of tubed steel wheels as a percentage of our revenue to continue to decrease and sales of tubeless steel wheels as a percentage of our revenue to continue to increase, primarily due to the overall market trend of the gradual replacement of tubed steel wheels by tubeless steel wheels.

The following table sets forth the breakdown of our revenue by sales channel/operating segment for the periods indicated:

	Year Ended December 31,
	2009		2010		2011		2011
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
PRC aftermarket sales	1,000,757	46.8	1,321,587	41.3	1,984,442	48.5	315,296	48.5
PRC OEM sales	808,621	37.8	1,342,318	42.0	1,543,363	37.7	245,216	37.7
International sales	329,851	15.4	535,899	16.7	566,069	13.8	89,939	13.8

Total	2,139,229	100.0	3,199,804	100.0	4,093,874	100.0	650,451	100.0

The following table sets forth the breakdown of our revenue by category of product for the periods indicated:

	Year Ended December 31,
	2009		2010		2011		2011
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Tubed steel wheels	1,454,177	68.0	2,068,480	64.6	2,309,378	56.4	366,923	56.4
Tubeless steel wheels	589,021	27.5	990,412	31.0	1,587,949	38.8	252,299	38.8
Off-road steel wheels	31,599	1.5	61,177	1.9	84,970	2.1	13,500	2.1
Wheel components	64,432	3.0	79,735	2.5	111,577	2.7	17,729	2.7

Total	2,139,229	100.0	3,199,804	100.0	4,093,874	100.0	650,451	100.0

Cost of Sales

Cost of sales primarily consists of (i) raw material costs, (ii) manufacturing overhead costs such as depreciation of property, plant and equipment used for production purposes, and utilities and auxiliary materials associated with the manufacturing of our products, and (iii) direct labor costs.

The following table sets forth the breakdown of our cost of sales for the periods indicated:

	Year Ended December 31,
	2009		2010		2011		2011
	RMB	% of Cost of Sales	RMB	% of Cost of Sales	RMB	% of Cost of Sales	US$	% of Cost of Sales
	(in thousands, except percentages)
Raw material costs	1,291,825	79.0	1,819,474	76.2	2,350,899	78.2	373,520	78.2
Utilities and auxiliary materials	193,798	11.9	320,293	13.4	354,075	11.8	56,257	11.8
Depreciation	51,985	3.1	84,909	3.6	96,173	3.2	15,280	3.2
Direct labor costs	94,848	5.8	158,415	6.6	180,272	6.0	28,642	6.0
Taxes	2,804	0.2	4,691	0.2	24,171	0.8	3,840	0.8

Total	1,635,260	100.0	2,387,782	100.0	3,005,590	100.0	477,540	100.0

We expect cost of sales to continue to increase, in line with our increase in production and sales. The increase in cost of sales is expected to be lower, however, than the increase in revenue for the foreseeable future, primarily due to (i) economies of scale achieved, (ii) our increasing percentage of sales from tubeless steel wheels, which typically have a higher gross profit margin than tubed steel wheels and (iii) the utilization and expansion of our strategically located manufacturing facilities which is expected to reduce our raw material transportation costs.

Other Operating Income

Other operating income primarily consists of (i) interest income, (ii) net gain from sales of scrap materials and (iii) government grants. Government grants primarily consist of grants, subsidies and similar incentives for which we apply and that we periodically receive from various PRC government authorities mainly in relation to our capital expenditures and research and development efforts. We do not receive government grants on a regular basis, and the amounts that we have received in the past have fluctuated. While we intend to continue to apply for government grants in the future, there can be no assurance that we will receive any such grants. Sales of scrap materials represent sales of scrap steel from our manufacturing process to third parties or recycling stations.

Net Exchange Losses

Net exchange losses represent losses arising from the translation of monetary assets and liabilities (primarily associated with trade receivables and cash balances from our international sales) denominated in foreign currencies, U.S. dollars and Euros, from such currencies to our functional currency, Renminbi.

Selling and Distribution Costs

Selling and distribution costs primarily consist of (i) transportation costs for delivery of our products, (ii) business promotion and advertising expenses in connection with our marketing efforts such as promotional campaigns and advertising on billboards, as well as subsidies for marketing and related expenses to our exclusive tier-two distributors in connection with our brand recognition enhancement efforts, in accordance with our agreements with them, and (iii) salaries, bonuses and related expenses for personnel engaged in sales and marketing. We incur significant transportation costs in connection with the delivery of our products to our customers in the PRC who are not located near our manufacturing facilities and to our customers outside the PRC. We usually deliver our finished products to customers in the PRC by truck or by train. We make international deliveries primarily by sea. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay for shipping of the goods to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and shipping from the port of destination to the factory. On behalf of our customers, we engage a number of shipping agents to transport our finished products overseas. Our transportation costs were RMB93.5 million, RMB137.3 million and RMB144.2 million (US$22.9 million) in 2009, 2010 and 2011, respectively.

We expect our selling and distribution costs to continue to increase for the foreseeable future as our business grows and as we further enhance our sales and marketing efforts. However, as a percentage of revenue, we expect our selling and distribution costs to remain relatively stable for the foreseeable future.

Research and Development Expenses

Research and development expenses primarily consist of (i) purchases of supplies and materials used in our research and development projects, (ii) salaries, bonuses and related expenses for personnel engaged in research and development, (iii) amortization of low-value consumables used in our research and development projects and (iv) depreciation of property, plant and equipment used in connection with our research and development efforts.

We expect our research and development expenses to continue to increase for the foreseeable future as we continue to develop new and enhanced wheel products. However, as a percentage of revenue, we expect our research and development expenses to remain relatively stable for the foreseeable future.

Administrative Expenses

Administrative expenses primarily consist of (i) salaries, bonuses and related expenses for administrative personnel and management, (ii) depreciation of property, plant and equipment used for administrative purposes, (iii) listing expenses incurred in connection with our initial public offering in 2010 but not attributable to the issuance of new shares (there were no such expenses in 2009), (iv) other tax expenses such as land taxes and property taxes in connection with our manufacturing facilities and stamp duty in connection with the agreements we entered into, and (v) amortization of land use rights. Administrative expenses also include equity-settled share-based compensation expenses. In addition, we incurred a one-off impairment charge of RMB10.3 million (US$1.6 million) in 2011 due to the fact that certain machinery and equipment became obsolete in 2011.

We expect our administrative expenses to continue to increase steadily for the foreseeable future as our business grows. However, as a percentage of revenue, we expect our administrative expenses to remain relatively stable for the foreseeable future.

Finance Costs

Finance costs primarily consist of interest expense on bank borrowings.

Taxation

British Virgin Islands

We are incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, as a business company incorporated under the BVI Business Companies Act (as amended), or the BVI Act, we are not subject to taxation on our income or capital gains. In addition, dividend payments made by us are not subject to withholding tax in the British Virgin Islands.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2009, 2010 and 2011. We do not anticipate having any income subject to income taxes in Hong Kong for the foreseeable future.

Peoples’ Republic of China

Our subsidiaries incorporated in the PRC are governed by applicable PRC income tax laws and regulations.

Prior to January 1, 2008, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory tax rate of 33.0%. The new EIT Law and the implementation rules issued by the State Council became effective as of January 1, 2008. The new EIT Law provides that all enterprises in the PRC, including foreign-invested companies, are subject to a uniform 25.0% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Accordingly, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory rate of 25.0% after January 1, 2008, except for (i) Zhengxing Wheel, which was recognized as a “High and New Technology Enterprise” in 2008 and 2012 and enjoys a preferential tax rate of 15.0% from 2008 to 2013, (ii) Zhengxing Langfang Wheel, which was recognized as a “High and New Technology Enterprise” in 2009 and enjoys a preferential tax rate of 15.0% from 2009 to 2011, (iii) Zhengxing Hefei Wheel, which was recognized as a “High and New Technology Enterprise” in 2011 and enjoys a preferential tax rate of 15.0% from 2010 to 2012 (the preferential tax rate of 15.0% applied retrospectively for 2010, the effect of which was not reflected in our income tax expense in 2010, and relevant adjustments were made in our consolidated financial statements for 2011) and (iv) Zhengxing Chengdu Wheel, which was incorporated in the western region of the PRC in July 2004 and derived more than 70.0% of its total income from the business of state-encouraged industry, and enjoys a preferential tax rate of 15.0% from its inception in 2004 to 2020.

These preferential income tax rates, however, are subject to periodic review and renewal by PRC authorities. For example, we would need to apply for the renewal of the status as a “High and New Technology Enterprise” for Zhengxing Langfang Wheel in the second quarter of 2012 in order for this entity to continue enjoying the preferential tax treatment upon the expiration of the relevant period indicated above. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business benefits from certain PRC government tax incentives. Expiration of, or changes to, these incentives and PRC tax laws could have a material adverse effect on our operating results.”

The new EIT Law also provides that enterprises established outside the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and are generally subject to the uniform 25.0% enterprise income tax rate as to their worldwide income. Under the implementation rules for the new EIT Law issued by the State Council, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Although all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the new EIT Law and the implementation rules issued by the State Council, PRC income tax at the rate of 10.0% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to PRC income tax at a rate of 10.0% if such gain is regarded as income derived from sources within the PRC. A lower income tax rate of 5.0% is applied if the “non-resident enterprises” are registered in Hong Kong or other jurisdiction that have a tax treaty arrangement with China. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

In addition, we also benefit from PRC tax policies designed to encourage exports. In the PRC, steel wheels are normally subject to a VAT of 17.0%, but we receive a full rebate of or exemption from the VAT for the steel wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB44.1 million, RMB94.7 million and RMB92.1 million (US$14.6 million) in 2009, 2010 and 2011, respectively.

Equity-settled Share-based Compensation Expenses

In December 2010, Newrace Limited granted to Mr. Yifan Li, our chief financial officer, restricted ordinary shares in our company in consideration of his service to us. Of these restricted shares, 35.0% and 25.0% vested on the date our initial public offering was completed and on December 31, 2011, respectively, and 20.0% and 20.0% will vest on December 31, 2012 and on December 31, 2013, respectively, subject to Mr. Li’s continuous service with our company. If Mr. Li deceases or becomes disabled following the first anniversary of his employment, any unvested restricted shares will become fully vested at that time. As a result of this grant of restricted shares by Newrace Limited, we incurred non-cash share-based compensation expenses of RMB3.0 million (US$0.5 million) in 2011, and we expect to incur additional compensation expenses in 2012 and 2013 in connection with this grant. We also incurred non-cash share-based compensation expenses of RMB1.9 million (US$0.3 million) in 2011 in connection with the share option granted to one of our executive officers in August 2011 under our 2011 Share Incentive Plan. We account for compensation costs for all such restricted share grants and share options using the fair value determined on the grant date and recognize the expenses in our consolidated statement of comprehensive income.

For a further description of these arrangements, please refer to Item 7B “Major Shareholders and Related Party Transactions— Related Party Transactions— Restricted Shares Granted to Mr. Yifan Li by Newrace Limited” and Item 6B “Directors, Senior Management and Employees—Compensation—Compensation of Directors and Executive Officers.”

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, which requires us to make judgments, estimates and assumptions that affect: (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

We believe that any reasonable deviation from those judgments and estimates would not have a material impact on our financial condition or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of comprehensive income and corresponding statement of financial condition accounts would be necessary. These adjustments would be made in future financial statements.

When reading our financial statements, you should consider (i) our critical accounting policies; (ii) the judgment and other uncertainties affecting the application of such policies; and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements. We have not made any material changes in the methodology used in these accounting policies during the past three years.

Basis of Preparation

We have prepared our consolidated financial statements on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for goods.

Revenue Recognition

We measure revenue at the fair value of the consideration received or receivable and revenue represents amounts receivable for goods sold in the normal course of business, net of discounts, sales related taxes and sales rebates. We recognize revenue when goods are delivered to, and inspected to their satisfaction by, our customers, and title has passed, when it is probable that the economic benefits will flow to us, and when the revenue can be measured reliably and collectability is reasonably assured.

Our revenue is primarily derived from sales of steel wheels, including tubed, tubeless and off-road steel wheels, for use in commercial vehicles, to distributors and OEMs in and outside the PRC. For our PRC aftermarket sales, we sell only to tier-one distributors who then resell our products to tier-two distributors. We do not sell directly to tier-two distributors or end-users. We also sell our wheel components such as wheel discs to distributors for use in the aftermarket in the PRC and internationally.

In line with market practice, we do not provide exchanges or returns of our products. For our products sold to tier-one distributors and OEMs in the PRC, we allow them to deduct an amount (typically equal to or less than 1.0% of the total invoice amount) from the invoice amount we charge which can be used to cover any defective products. For our PRC aftermarket sales, our tier-two distributors typically provide end-users with product exchanges or returns for defective products within a three-month warranty period. Upon an exchange or acceptance of a return of a defective product, two-tier distributors will either exchange the defective product with, or return the defective product to, their tier-one distributors, or deduct an amount from the invoice payable to their tier-one distributors, depending on their arrangements with the particular tier-one distributors. We do not have any responsibility or liability over the arrangements between tier-one and tier-two distributors. We also do not provide any warranty for our products sold to international customers, and we do not provide exchanges or returns of our products for these customers.

We accrue interest income from a financial asset on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. We calculate our liability for current tax using tax rates (and tax laws) that have been enacted or substantively enacted by the end of each reporting period.

We recognize deferred tax on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit. We generally recognize deferred tax liabilities for all taxable temporary differences. We generally recognize deferred tax assets for all deductible temporary difference to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. We do not recognize such assets and liabilities if the temporary difference arises from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

We recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, except where we are able to control the reversal of the temporary difference and it is probable that the temporary difference will not be reversed for the foreseeable future.

We review the carrying amount of deferred tax assets at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

We measure deferred tax assets and liabilities at the tax rates that are expected to apply in the period in which the liability is settled, or the asset is realized based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which we expect, at the end of the reporting period, to recover or settle the carrying amount of our assets and liabilities.

We recognize current and deferred taxes in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Inventories

We state inventories at the lower of cost and net realizable value. We calculate cost using the weighted average method.

Intangible Assets

We identify and recognize intangible assets acquired in a business combination separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. The cost of such intangible assets is their fair value at the acquisition date.

Subsequent to initial recognition, we carry intangible assets with finite useful lives at costs less accumulated amortization and any accumulated impairment losses. We provide amortization for intangible assets with finite useful lives on a straight-line basis over their estimated useful lives. Alternatively, we carry intangible assets with indefinite useful lives at cost less any subsequent accumulated impairment losses.

Results of Operations

The following summary consolidated statement of comprehensive income data for the years ended December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2009		2010		2011		2011
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Summary Consolidated Statements of Comprehensive Income Data:
Revenue	2,139,229	100.0	3,199,804	100.0	4,093,874	100.0	650,451	100.0
Cost of sales	(1,635,260)	(76.4)	(2,387,782)	(74.6)	(3,005,590)	(73.4)	(477,540)	(73.4)

Gross profit	503,969	23.6	812,022	25.4	1,088,284	26.6	172,911	26.6
Other operating income	8,248	0.4	6,110	0.2	11,653	0.3	1,851	0.3
Net exchange loss	(154)	(0.0)	(2,614)	(0.1)	(5,832)	(0.1)	(927)	(0.1)
Selling and distribution costs	(133,176)	(6.2)	(197,635)	(6.2)	(256,487)	(6.3)	(40,752)	(6.3)
Research and development expenses	(27,136)	(1.3)	(44,698)	(1.4)	(85,398)	(2.1)	(13,568)	(2.1)
Administrative expenses	(69,591)	(3.3)	(99,432)	(3.1)	(129,035)	(3.2)	(20,502)	(3.2)
Finance costs	(53,999)	(2.5)	(57,928)	(1.8)	(60,536)	(1.5)	(9,618)	(1.5)

Profit before taxation	228,161	10.7	415,825	13.0	562,649	13.7	89,396	13.7
Income tax expense	(44,776)	(2.1)	(88,055)	(2.8)	(110,448)	(2.7)	(17,548)	(2.7)

Profit and total comprehensive income for the year	183,385	8.6	327,770	10.2	452,201	11.0	71,848	11.0

Profit and total comprehensive income attributable to:
Owners of the Company	183,385	8.6	327,770	10.2	452,201	11.0	71,848	11.0

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue. Revenue increased by 27.9% from RMB3,199.8 million in 2010 to RMB4,093.9 million (US$650.5 million) in 2011. The increase was due to an increase in PRC aftermarket and OEM sales and, to a lesser extent, an increase in international sales.

PRC aftermarket sales: PRC aftermarket sales increased by 50.2% from RMB1,321.6 million in 2010 to RMB1,984.4 million (US$315.3 million) in 2011, primarily due to an increase in the sales volume and average selling prices of both tubeless steel wheels and tubed steel wheels. The increase in sales volume primarily resulted from (i) expansion of our distribution network in 2011, (ii) increasing recognition of the quality of our products and our brands and enhancement of our sales and marketing activities and (iii) increased sales of more advanced wheels with higher specifications in terms of strength, durability, weight and other factors, including a type of tubeless steel wheel using a patented production technique for the design of the wheel disc which was introduced in 2011.

PRC OEM sales: PRC OEM sales increased by 15.0% from RMB1,342.3 million in 2010 to RMB1,543.4 million (US$245.2 million) in 2011, primarily due to an increase in the sales volume of tubeless steel wheels and an increase in average selling prices of both tubeless steel wheels and tubed steel wheels. The increase in sales volume of tubeless steel wheels primarily resulted from (i) the addition of new PRC OEM customers, (ii) an increase in the demands from our existing PRC OEM customers and (iii) increasing recognition of the quality of our products and our brands and enhancement of our sales and marketing activities. The foregoing was offset in part by a decrease in the sales volume of tubed steel wheels, which primarily resulted from a decrease in demand from certain PRC OEM customers reflecting decreased sales of commercial vehicles and the overall market trend of the gradual replacement of tubed steel wheels by tubeless steel wheels.

International sales: International sales increased by 5.6% from RMB535.9 million in 2010 to RMB566.1 million (US$89.9 million) in 2011, primarily due to an increase in the sales volume of tubeless steel wheels and an increase in average selling prices of both tubeless steel wheels and tubed steel wheels. The increase in sales volume of tubeless steel wheels resulted primarily from (i) expansion of our international distribution network and an increase in the number of international OEM customers in 2011, (ii) increasing recognition of the quality of our products and our brands and enhancement of our sales and marketing activities and (iii) increased market demand internationally, though we believe that ongoing economic difficulties in certain markets adversely affected overall growth in demand. The foregoing was offset in part by a decrease in the sales volume of tubed steel wheels, which primarily resulted from the overall market trend of the gradual replacement of tubed steel wheels by tubeless steel wheels.

Average selling prices of tubed and tubeless steel wheels sold in the PRC and internationally increased from 2010 to 2011 mainly due to increases in the price of steel, our principal raw material, during the period, as well as a change in our product mix with increased sales in 2011 of more advanced wheels with higher specifications, as mentioned above, which have higher average selling prices.

Cost of Sales. Cost of sales increased by 25.9% from RMB2,387.8 million in 2010 to RMB3,005.6 million (US$477.5 million) in 2011. The increase was primarily due to a RMB531.4 million increase in raw material costs, mainly as a result of increased sales volume and increases in the price of steel. The increase in cost of sales was smaller than the increase in revenue, mainly due to (i) economies of scale achieved, (ii) changes in our product mix with increased sales as a percentage of revenue of tubeless steel wheels which typically have a higher gross profit margin than tubed steel wheels, as well as increased sales in 2011 of more advanced wheels with higher specifications, as mentioned above, which have higher average selling prices, and (iii) the utilization and expansion of our strategically located manufacturing facilities which reduce our raw material transportation costs. As a percentage of revenue, cost of sales decreased from 74.6% in 2010 to 73.4% in 2011.

Gross Profit. As a result of the foregoing factors, gross profit increased by 34.0% from RMB812.0 million in 2010 to RMB1,088.3 million (US$172.9 million) in 2011, and gross profit margin increased from 25.4% in 2010 to 26.6% in 2011.

Other Operating Income. Other operating income increased by 90.7% from RMB6.1 million in 2010 to RMB11.7 million (US$1.9 million) in 2011. The increase was primarily due to (i) a RMB2.6 million increase in interest income, (ii) a RMB2.1 million increase in net gain from sales of scrap materials and (iii) a RMB0.8 million increase in government grants.

Net Exchange Losses. Net exchange losses increased significantly from RMB2.6 million in 2010 to RMB5.8 million (US$0.9 million) in 2011.

Selling and Distribution Costs. Selling and distribution costs increased by 29.8% from RMB197.6 million in 2010 to RMB256.5 million (US$40.8 million) in 2011. The increase was primarily due to (i) a RMB30.9 million increase in business promotion and advertising expenses and subsidies in connection with our enhanced sales and marketing and brand recognition efforts, (ii) a RMB7.4 million increase in salaries, bonuses and related expenses for personnel engaged in sales and marketing resulting from an increase in the average salaries we paid and an increase in the number of our sales and marketing personnel and (iii) a RMB6.9 million increase in transportation costs, in line with our increase in revenue. As a percentage of revenue, selling and distribution costs increased from 6.2% in 2010 to 6.3% in 2011.

Research and Development Expenses. Research and development expenses increased by 91.1% from RMB44.7 million in 2010 to RMB85.4 million (US$13.6 million) in 2011. The increase was primarily due to (i) a RMB27.3 million increase in purchases of supplies and materials used in our research and development projects in connection with our increased research and development efforts, in particular for aluminum wheels, tubeless steel wheels and off-road steel wheels, as well as due to increases in the prices of such supplies and materials, (ii) a RMB5.0 million increase in others resulting from a research and development collaboration with a third party in 2011, (iii) a RMB4.9 million increase in salaries, bonuses and related expenses for personnel engaged in research and development resulting from an increase in the average salaries we paid and an increase in the number of our research and development personnel, and (iv) a RMB3.0 million increase in amortization of low-value consumables used in our research and development projects in connection with our increased research and development efforts. As a percentage of revenue, research and development expenses increased from 1.4% in 2010 to 2.1% in 2011.

Administrative Expenses. Administrative expenses increased by 29.8% from RMB99.4 million in 2010 to RMB129.0 million (US$20.5 million) in 2011. The increase was primarily due to (i) a RMB10.9 million increase in salaries, bonuses and related expenses for administrative personnel and management resulting from an increase in the average salaries we paid and an increase in the number of our administrative personnel and management, (ii) a one-off impairment charge of RMB10.3 million in 2011 due to the fact that certain machinery and equipment became obsolete in 2011, (iii) non-cash share-based compensation expenses of RMB4.9 million and (iv) a RMB2.7 million increase in other tax expense mainly due to an increase in land taxes and property taxes in connection with our manufacturing facilities. As a percentage of revenue, administrative expenses increased from 3.1% in 2010 to 3.2% in 2011.

Finance Costs. Finance costs increased by 4.5% from RMB57.9 million in 2010 to RMB60.5 million (US$9.6 million) in 2011. The increase was primarily due to an increase in interest rates.

Income Tax Expense. Income tax expense increased by 25.4% from RMB88.1 million in 2010 to RMB110.4 million (US$17.5 million) in 2011. The increase was primarily due to an increase in our profit before taxation. Our effective tax rate decreased from 21.2% in 2010 to 19.6% in 2011.

Profit for the Year. As a result of the foregoing factors, profit for the year increased by 38.0% from RMB327.8 million in 2010 to RMB452.2 million (US$71.8 million) in 2011, and net profit margin increased from 10.2% in 2010 to 11.0% in 2011.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue. Revenue increased by 49.6% from RMB2,139.2 million in 2009 to RMB3,199.8 million in 2010. The increase was due to an increase in PRC OEM and international sales and, to a lesser extent, an increase in PRC aftermarket sales.

PRC aftermarket sales: PRC aftermarket sales increased by 32.1% from RMB1,000.8 million in 2009 to RMB1,321.6 million in 2010, primarily due to an increase in the sales volume of tubeless steel wheels and an increase in average selling prices of tubed steel wheels. The increase in sales volume of tubeless steel wheels primarily resulted from (i) overall growth of the automotive market in the PRC, the effect of the economic stimulus measures implemented by the PRC government on the automotive industry, and the overall market trend of the gradual replacement of tubed steel wheels by tubeless steel wheels, (ii) increasing recognition of the quality of our products and enhancement of our sales and marketing activities, (iii) expansion of our distribution network in 2010, and (iv) the expansion of our manufacturing facilities in Langfang, Hebei Province and Chengdu, Sichuan Province. The increase in average selling prices of tubed steel wheels primarily resulted from increases in the price of steel, our principal raw material, during the period, as well as a change in our product mix with increased sales of tubed steel wheels with higher prices. The foregoing as a whole was offset in part by a decrease in the sales volume of tubed steel wheels, which primarily resulted from the fact that we allocated more resources for the production of steel wheels to meet increased demand of PRC OEM customers. Average selling prices of tubeless steel wheels remained relatively stable mainly due to the fact that the effect of increases in the price of steel during the period was partially offset by a change in our product mix with increased sales of tubeless steel wheels with lower prices.

PRC OEM sales: PRC OEM sales increased by 66.0% from RMB808.6 million in 2009 to RMB1,342.3 million in 2010, primarily due to an increase in the sales volume of both tubed and tubeless steel wheels resulting from the same principal factors explained above for PRC aftermarket sales (other than the expansion of our distribution network in 2010, which only affected our PRC aftermarket sales). Average selling prices of both tubed and tubeless steel wheels remained relatively stable resulting from the same principal factors explained above for PRC aftermarket sales.

International sales: International sales increased by 62.5% from RMB329.9 million in 2009 to RMB535.9 million in 2010, primarily due to an increase in the sales volume and average selling prices of both tubed and tubeless steel wheels. The increase in sales volume resulted primarily from increased market demand in the international market as a result of the gradual recovery of the global economy in 2010. The increase in average selling prices resulted primarily from increases in the price of steel during the period.

Cost of Sales. Cost of sales increased by 46.0% from RMB1,635.3 million in 2009 to RMB2,387.8 million in 2010. The increase was primarily due to a RMB527.6 million increase in raw material costs and a RMB159.4 million increase in manufacturing overhead costs, mainly as a result of increased sales volume. The increase in cost of sales was smaller than the increase in revenue, mainly due to (i) economies of scale achieved, (ii) a change in our product mix with increased sales as a percentage of revenue of tubeless steel wheels which typically have a higher gross profit margin than tubed steel wheels, and (iii) the utilization and expansion of our strategically located manufacturing facilities which reduce our raw material transportation costs. As a percentage of revenue, cost of sales decreased from 76.4% in 2009 to 74.6% in 2010.

Gross Profit. As a result of the foregoing factors, gross profit increased by 61.1% from RMB504.0 million in 2009 to RMB812.0 million in 2010, and gross profit margin increased from 23.6% in 2009 to 25.4% in 2010.

Other Operating Income. Other operating income decreased by 26.0% from RMB8.2 million in 2009 to RMB6.1 million in 2010. The decrease was primarily due to a RMB4.0 million decrease in government grants, partially offset by a RMB0.9 million increase in net gain from sales of scrap materials.

Net Exchange Losses. Net exchange losses increased significantly from RMB0.2 million in 2009 to RMB2.6 million in 2010.

Selling and Distribution Costs. Selling and distribution costs increased by 48.4% from RMB133.2 million in 2009 to RMB197.6 million in 2010. The increase was primarily due to (i) a RMB43.8 million increase in transportation costs, in line with our increase in revenue, (ii) a RMB15.6 million increase in business promotion and advertising expenses and subsidies in connection with our enhanced sales and marketing and brand recognition efforts, and (iii) a RMB3.1 million increase in salaries, bonuses and related expenses for personnel engaged in sales and marketing resulting from an increase in the average salaries we paid and an increase in the number of our sales and marketing personnel. As a percentage of revenue, selling and distribution costs remained stable at 6.2% in 2009 and 2010.

Research and Development Expenses. Research and development expenses increased by 64.7% from RMB27.1 million in 2009 to RMB44.7 million in 2010. The increase was primarily due to (i) a RMB10.6 million increase in purchases of supplies and materials used in our research and development projects in connection with our increased research and development efforts, in particular for off-road steel wheels, as well as due to increases in the prices of such supplies and materials, (ii) a RMB3.1 million increase in salaries, bonuses and related expenses for personnel engaged in research and development resulting from an increase in the average salaries we paid and an increase in the number of our research and development personnel, and (iii) a RMB2.9 million increase in amortization of low-value consumables used in our research and development projects in connection with our increased research and development efforts. As a percentage of revenue, research and development expenses increased from 1.3% in 2009 to 1.4% in 2010.

Administrative Expenses. Administrative expenses increased by 42.8% from RMB69.6 million in 2009 to RMB99.4 million in 2010. The increase was primarily due to (i) listing expenses of RMB17.2 million incurred in connection with our initial public offering in 2010 but not attributable to the issuance of new shares, (ii) a RMB5.3 million increase in salaries, bonuses and related expenses for administrative personnel and management resulting from an increase in the average salaries we paid and an increase in the number of our administrative personnel and management, (iii) a RMB3.1 million increase in depreciation of property, plant and equipment used for administrative purposes in connection with the expansion of our manufacturing facilities in Langfang, Hebei Province and Chengdu, Sichuan Province, and (iv) a RMB1.8 million increase in other tax expense mainly due to an increase in stamp duty in line with our increase in revenue and business activities. As a percentage of revenue, administrative expenses decreased from 3.3% in 2009 to 3.1% in 2010.

Finance Costs. Finance costs increased by 7.3% from RMB54.0 million in 2009 to RMB57.9 million in 2010. The increase was primarily due to a decrease in the amount capitalized with respect to our construction in progress and an increase in bank borrowings.

Income Tax Expense. Income tax expense increased by 96.7% from RMB44.8 million in 2009 to RMB88.1 million in 2010. The increase was primarily due to an increase in our profit before taxation, an increase in non-deductible expenses for tax purposes, and deferred tax provided on withholding tax on retained earnings of our PRC subsidiaries. Our effective tax rate increased from 19.6% in 2009 to 21.2% in 2010.

Profit for the Year. As a result of the foregoing factors, profit for the year increased by 78.7% from RMB183.4 million in 2009 to RMB327.8 million in 2010, and net profit margin increased from 8.6% in 2009 to 10.2% in 2010.

B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flow from operations, bank borrowings, advances from related parties (which we repaid in full in September 2010), equity contributions by our shareholders and net proceeds from our initial public offering. As of December 31, 2011, we had RMB729.6 million (US$115.9 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and bank balances.

As of December 31, 2009 and 2010, we had net current liabilities of RMB213.5 million and RMB143.3 million, respectively. We had net current assets of RMB410.8 million (US$65.3 million) as of December 31, 2011. Our previous net current liability position was primarily due to our need for a significant amount of working capital in connection with our continuous expansion of business in recent years and the fact that parts of our capital expenditures were funded by cash flows from operations and current bank borrowings. Such position was improved by net proceeds from our initial public offering and profit for the year in 2011 and resulted in a net current asset position as of December 31, 2011. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing and the net proceeds from our initial public offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Our bank borrowings were primarily obtained from two PRC banks for the purposes of general working capital and funding of capital expenditure needs. As of December 31, 2009, 2010 and 2011, our total current and non-current bank borrowings amounted to RMB900.0 million, RMB1,052.0 million and RMB998.5 million (US$158.6 million), of which RMB608.0 million, RMB813.5 million and RMB998.5 million (US$158.6 million) were current bank borrowings and RMB292.0 million, RMB238.5 million and nil were non-current bank borrowings, respectively. In 2009, 2010 and 2011, our variable-rate bank borrowings and fixed-rate bank borrowings carried interest rates ranging from 5.4% to 7.0%, 5.6% to 6.2% and 6.2% to 6.9% per annum, and 4.8% to 5.8%, 4.8% to 5.8% and 4.8% to 6.6% per annum, respectively. Our variable-rate bank borrowings carry interest at the rate prescribed by the PBOC, which is adjusted every six months.

A portion of our current bank borrowings and all of our non-current bank borrowings were secured. As of December 31, 2009, bank borrowings amounting to RMB120.0 million were secured by pledged bank deposits, property plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB780.0 million were unsecured. As of December 31, 2010, bank borrowings amounting to RMB266.0 million were secured by pledged bank deposits, property plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB786.0 million were unsecured. As of December 31, 2011, bank borrowings amounting to RMB248.5 million (US$39.5 million) were secured by pledged bank deposits, property plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB750.0 million (US$119.2 million) were unsecured.

In addition, certain of our current and non-current bank borrowings were guaranteed by our subsidiaries, namely Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to three guarantee agreements entered into in January 2008 and 2009. As of December 31, 2009, 2010 and 2011, these guaranteed bank borrowings amounted to RMB380.0 million, RMB446.0 million and RMB429.0 million (US$68.2 million), respectively.

The following table sets forth a breakdown of our bank borrowings by maturity dates as of December 31, 2009, 2010 and 2011:

	As of December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
Variable-rate bank borrowings repayable:
Within one year	28,000	53,500	238,500	37,894
In more than one year but not more than two years	53,500	238,500	—	—
In more than two years but not more than three years	238,500	—	—	—

	320,000	292,000	238,500	37,894
Fixed-rate bank borrowings repayable:
Within one year	580,000	760,000	760,000	120,752

Total bank borrowings	900,000	1,052,000	998,500	158,646
Less: Amounts due within one year shown under current liabilities	(608,000)	(813,500)	(998,500)	(158,646)

	292,000	238,500	—	—

We plan to repay these bank borrowings with cash generated from our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. As of December 31, 2009, 2010 and 2011, we had available undrawn one-year borrowing facilities from two PRC banks of RMB730.6 million, RMB483.7 million and RMB631.5 million (US$100.3 million), respectively. We have historically been able to repay our bank borrowings when they become due. We expect to be able to obtain additional bank borrowings should we need additional funding for working capital and capital expenditures.

Cash Flow

The following table sets forth a summary of our cash flow for the periods indicated:

	Year Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	234,140	498,870	475,102	75,485
Net cash used in investing activities	(338,348)	(347,358)	(370,378)	(58,846)
Net cash from financing activities	142,197	31,726	307,893	48,920
Net increase in cash and cash equivalents	37,989	183,238	412,617	65,559
Cash and cash equivalent at beginning of the year	96,793	134,782	318,020	50,528
Cash and cash equivalent at end of the year	134,782	318,020	729,621	115,925

Operating Activities

We derive cash inflow from operations primarily through the receipt of payments for the sales of our products. Our cash outflow from operations is used primarily for raw material purchases, staff costs and miscellaneous expenses used in operating activities. Our net cash from operating activities reflects our profit for the year, as adjusted for non-cash items such as depreciation and amortization, and the effects of changes in working capital such as increases or decreases in trade and other receivables and prepayments and trade and other payables and accruals, and increases or decreases in inventories.

Net cash from operating activities was RMB475.1 million (US$75.5 million) in 2011, which was primarily attributable to (i) profit before taxation of RMB562.6 million (US$89.4 million), (ii) an increase in trade and other payables and accruals of RMB203.8 million (US$32.4 million) primarily due to higher bills payable to raw material suppliers in anticipation of increased sales and (iii) depreciation of property, plant and equipment of RMB116.5 million (US$18.5 million), partially offset by (A) an increase in trade and other receivables and prepayments of RMB340.7 million (US$54.1 million) primarily due to increased sales and higher prepayments to raw material suppliers in 2011 and (B) income tax of RMB89.7 million (US$14.3 million).

Net cash from operating activities was RMB498.9 million in 2010, which was primarily attributable to (i) profit before taxation of RMB415.8 million, (ii) an increase in trade and other payables and accruals of RMB146.5 million primarily due to higher bills payable to raw material suppliers in anticipation of increased sales and the accrual of listing expenses in 2010 and (iii) depreciation of property, plant and equipment of RMB104.2 million, partially offset by (A) an increase in trade and other receivables and prepayments of RMB142.8 million primarily due to higher prepayments to raw material suppliers and increased sales in 2010 and (B) income tax of RMB59.7 million.

Net cash from operating activities was RMB234.1 million in 2009, which was primarily attributable to (i) an increase in trade and other payables and accruals of RMB251.6 million primarily due to higher bills payable to raw material suppliers in anticipation of increased sales, (ii) profit before taxation of RMB228.2 million and (iii) depreciation of property, plant and equipment of RMB73.6 million, partially offset by (A) an increase in trade and other receivables and prepayments of RMB271.4 million primarily resulting from increased sales in 2009 and (B) an increase in inventories of RMB98.5 million in anticipation of increased sales.

Investing Activities

Net cash used in investing activities was RMB370.4 million (US$58.8 million) in 2011, which was primarily attributable to (i) purchase of property, plant and equipment of RMB109.5 million (US$17.4 million) in connection with the expansion of our manufacturing facilities in Chengdu, Sichuan Province and the construction of a new aluminum wheel manufacturing facility, (ii) placement of fixed bank deposits with maturity periods over three months of RMB105.0 million (US$16.7 million), (iii) acquisition of leasehold land of RMB92.6 million (US$14.7 million) in connection with the construction of a new aluminum wheel manufacturing facility, (iv) deposit paid for acquisition of property, plant and equipment of RMB40.8 million (US$6.5 million) and (v) placement of pledged bank deposits of RMB27.1 million (US$4.3 million).

Net cash used in investing activities was RMB347.4 million in 2010, which was primarily attributable to (i) purchase of property, plant and equipment of RMB335.7 million in connection with the expansion of our manufacturing facilities in Langfang, Hebei Province, Chengdu, Sichuan Province and Hefei, Anhui Province and (ii) deposit paid for acquisition of prepaid lease payment of RMB20.0 million, partially offset by (A) proceeds on disposal of properties, plant and equipment of RMB4.0 million and (B) a decrease in pledged bank deposits of RMB3.3 million.

Net cash used in investing activities was RMB338.3 million in 2009, which was primarily attributable to (i) purchase of property, plant and equipment of RMB204.5 million in connection with the commencement of operation of our new manufacturing facility in Chengdu, Sichuan Province and the commencement of expansion of our manufacturing facility in Langfang, Hebei Province and (ii) payment of cash consideration for acquisition of subsidiaries of RMB140.0 million, partially offset by a decrease in pledged bank deposits of RMB16.1 million.

Financing Activities

Net cash from financing activities was RMB307.9 million (US$48.9 million) in 2011, which was primarily attributable to (i) new bank borrowings raised of RMB760.0 million (US$120.8 million) and (ii) proceeds from issue of shares through initial public offering of RMB452.4 million (US$71.9 million), partially offset by (A) repayment of bank borrowings of RMB813.5 million (US$129.3 million) and (B) interest paid of RMB60.5 million (US$9.6 million).

Net cash from financing activities was RMB31.7 million in 2010, which was primarily attributable to (i) new bank borrowings raised of RMB760.0 million and (ii) capital contribution from shareholders of RMB19.8 million, partially offset by (A) repayment of bank borrowings of RMB608.0 million, (B) repayment to related parties of RMB81.4 million in connection with the advances previously made to us from Mr. Jianhui Lai, our founder, chairman and chief executive officer, and Mr. Jianping Lai (Mr. Jianhui Lai’s brother), which were used for our business operations and capital expenditures, and (C) interest paid of RMB58.7 million.

Net cash from financing activities was RMB142.2 million in 2009, which was primarily attributable to (i) new bank borrowings raised of RMB780.0 million and (ii) capital contributions from shareholders of RMB131.6 million, partially offset by (A) repayment of bank borrowings of RMB551.0 million and (B) repayment to related parties, Mr. Jianhui Lai and Mr. Jianping Lai, of RMB160.0 million.

Capital Expenditures

Please refer to Item 4A “Information on the Company—History and Development of the Company—Our Initial Public Offering and Corporate Information.”

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Please refer to Item 4B “Information on the Company—Business Overview—Research and Development” and “—Intellectual Property.”

D.	TREND INFORMATION

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operation results or financial condition.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not engage in trading activities involving non-exchange traded contracts or interest rate swap transactions or foreign currency forward contracts. In the ordinary course of our business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2011:

	Contractual Obligations(1)
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Operating lease commitment	1,247	2,330	—	—	3,577	568
Purchase commitment	3,620,754	—	—	—	3,620,754	575,280
Capital commitment	58,853	—	—	—	58,853	9,351

Total	3,680,854	2,330	—	—	3,683,184	585,199

(1)	Non-current bank borrowings include principal amounts and interest.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of March 1, 2012:

Name	Age	Position
Jianhui Lai	46	Chairman of the board of directors and chief executive officer
Junqiu Gao	45	Director, deputy chief executive officer and chief sales and marketing officer
William John Sharp	70	Independent director
Ian Frances Wade	70	Independent director
Yichun Zhang	78	Independent director
Yifan Li	44	Chief financial officer
Xichuan Lai	44	Financial controller
Guohe Zhang	66	Chief technology officer
Jiangjun Yang	35	Chief production officer

The business address of our directors and executive officers is c/o No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China. Mr. Xu Gao served as a director and member of our audit committee from May 11, 2011 until September 1, 2011 when he resigned from such positions for personal reasons.

Mr. Jianhui Lai is our founder, chairman of our board of directors and chief executive officer. Mr. Lai has over 20 years of experience in the commercial vehicle wheel industry in the PRC, particularly in managing vehicle wheel businesses. Prior to founding us in 2003, Mr. Lai was factory manager of Zhangzhou Xiangcheng Zhengxing Automobile Wheel Factory from 1996 to 2003, factory manager of Fujian Pinghe Guanxi Automobile Wheel Factory from 1993 to 1996, and factory manager of Pinghe Automobile Tire and Bicycle Repair Depot from 1988 to 1993. Mr. Lai was awarded The Outstanding Private Entrepreneur in the PRC in 2004 and The Outstanding Individual of the PRC Automotive Industry in 2008, in recognition of his business achievements and stature in the industry. Mr. Lai is also the founder of two schools (providing primary school to high school education) in the PRC, namely Pinghe Zhengxing School and Zhangzhou Zhengxing School.

Mr. Junqiu Gao has served as our director since February 2009, and as our deputy chief executive officer and chief sales and marketing officer since June 2008. Mr. Gao also served as our marketing and sales manager from 2004 to 2008. Mr. Gao has over 20 years of marketing and sales and management experience in the commercial vehicle wheel and machinery industry in the PRC. Prior to joining us in 2004, Mr. Gao was head of the marketing and sales department of Zhangzhou Xiangcheng Zhengxing Automobile Wheel Factory from 1999 to 2004 and was a regional product sales manager of Xuzhou Press System Company Limited from 1993 to 1999. Mr. Gao also served as an electrical design technician and product after-sales engineer of Xuzhou Press System Company Limited from 1990 to 1993. Mr. Gao is a senior engineer and received his bachelor’s degree in industrial electrical automation from Hefei University of Technology in 1990.

Mr. William John Sharp has served as our independent director since May 11, 2011. Mr. Sharp has over 40 years of experience in the tire manufacturing industry. Since 2001, Mr. Sharp has served as president of Global Industrial Consulting, a consulting firm. Since 1998, Mr. Sharp has been a director of Ferro Corporation, a New York Stock Exchange listed company that produces performance materials where he serves as chairman of the audit committee and as a member of the compensation committee and the finance committee. Since 2005, Mr. Sharp has been a director of Xingda International Holdings Limited, a Hong Kong Stock Exchange listed company which manufactures components for radial tires where he serves as chairman of the compensation committee and a member of the audit committee. Since 2009, he has been a director of Exceed Co. Ltd., a NASDAQ listed company that produces footwear, apparel and accessories where he serves as chairman of the audit committee and the compensation committee. Since 2008, Mr. Sharp has been a director of Acquity Group LLC, a multi-channel commerce and digital marketing company where he serves as a member of the audit and compensation committees. Mr. Sharp joined The Goodyear Tire & Rubber Company in 1964 and was the president of its North America Tire group from 1999 to 2000. Prior to that, he was the president of its Global Support Operations from 1996 to 1999, and the president of Goodyear Europe, Middle East and Africa from 1992 to 1996. Mr. Sharp received his bachelor of science degree in industrial engineering from Ohio State University in 1963.

Mr. Ian Frances Wade has served as our independent director since September 1, 2011. Mr. Wade has over 50 years of corporate management experience. From 2009 to 2010, he served as chief executive officer of China Nepstar Chain Drugstore Limited, a New York Stock Exchange listed company which is the largest drugstore chain in China based on the number of directly operated stores. From 1982 to 2006, Mr. Wade was the group managing director of A.S. Watson Group, or Watson, a wholly owned subsidiary of the international retail and manufacturing arm of Hutchison Whampoa Limited. During his tenure with Watson, he was instrumental in Watson’s geographic expansion, organic growth, acquisition, profitable divestment, brand re-invention, and channel development. Under Mr. Wade’s leadership, Watson grew its retail business from 16 to approximately 7,700 stores with approximately 100,000 employees and over 35 retail and product brands serving approximately 25 million customers a week across over 30 countries. From 2001 to 2006, Mr. Wade was also a member of the board of directors of Priceline.com Inc., a NASDAQ listed company which is a leading global online travel reservation company. Mr. Wade is currently a member of the Board of the Community Chest of Hong Kong and a member of the Hong Kong Red Cross Advisory Committee.

Mr. Yichun Zhang has served as our independent director since May 11, 2011. Mr. Zhang is the head of the Financial Research Institute of Xiamen University. Since 1960, Mr. Zhang has been a lecturer of the economics department, associate professor and deputy head of the finance and fiscal department of the economics faculty, professor, supervisor of doctoral candidates and department head of the finance and fiscal department, professor, supervisor of doctoral candidates and faculty head of the economics faculty, and professor, supervisor of doctoral candidates and head of the fiscal research institute, all of Xiamen University. In addition, Mr. Zhang has served as an independent director of CNFOL.COM Company Limited, a PRC online financial information provider, Shanghai CiFi Company Limited, a PRC property developer, and Shenzhen Minsheng Royal Fund Management Co., Ltd., a PRC fund management company (where he serves as a member of the audit committee), since 2007. Mr. Zhang also served as an independent director of Zhengzhou Gas Company Limited, a Hong Kong Stock Exchange listed company, from 2002 to 2008, and Fujian Zhonghe Company Limited, a Shenzhen Stock Exchange listed company, from 2002 to 2008. Mr. Zhang served as an external supervisor of Industrial Bank Company Limited, a Shanghai Stock Exchange listed company, from 2004 to 2007. Mr. Zhang received his bachelor’s degree in economics from Xiamen University in 1960.

Mr. Yifan Li has served as our chief financial officer since December 2010. Mr. Li has over 17 years of finance experience. Prior to joining us, Mr. Li served as chief financial officer of Standard Water Ltd., a water and wastewater treatment solution provider in the PRC, from August 2009 to December 2010. Mr. Li served as chief financial officer of China Time Share Media Co. Ltd, an advertising service provider in the PRC, from December 2007 to August 2009. Mr. Li was a co-founder of China Network Exchange, where he served as a director and chief financial officer from July 2005 to December 2007. Mr. Li worked at Shanghai Pudong Development Bank as a deputy general manager of treasury & finance from July 2003 to June 2005. From August 2000 to June 2003, Mr. Li was an investment banker at JPMorgan Chase in New York. Mr. Li has been a Certified Public Accountant in the United States since 1995. Mr. Li received a bachelor’s degree in economics in world economy from Fudan University in 1989, a master’s degree in accounting from the University of Texas at Dallas in 1994, and a master of business administration from the University of Chicago (Booth School of Business) in 2000 with dual concentrations in finance and entrepreneurship.

Mr. Xichuan Lai has served as our financial controller since August 2006. Mr. Lai also served as our financial manager from 2004 to 2006. Mr. Lai has over 18 years of finance experience. Prior to joining us in 2004, Mr. Lai served as manager of the finance department of Fujian Motor Industry Group Company from 1999 to 2004. Mr. Lai also served as an accountant of Fujian Automobile Factory from 1992 to 1999. Mr. Lai is a senior accountant and received his bachelor’s degree in auditing from Fuzhou University in 1992.

Mr. Guohe Zhang has served as our chief technology officer since 2003. Mr. Zhang has over 40 years of research and production technology management experience in the commercial vehicle wheel and machinery industry in the PRC. Prior to joining us in 2003, Mr. Zhang was the deputy chief engineer and the director of the wheel research institution of Zhenjiang Jinhuan Group Co., Ltd. from 1981 to 2003. Mr. Zhang received the Jiangsu New Product Development Golden Bull Award in 1990, in recognition of his achievements in research and development. Mr. Zhang is a senior engineer and received his bachelor’s degree in mechanical design and manufacturing from Jiangsu University in 1970.

Mr. Jiangjun Yang has served as our chief production officer since January 2007. Mr. Yang also served as our production manager from 2005 to 2006 and our head of production line from 2003 to 2005. Mr. Yang has over 12 years of production and management experience in the commercial vehicle wheel industry in the PRC. Prior to joining us in 2003, Mr. Yang worked at Zhangzhou Xiangcheng Zhengxing Automobile Wheel Factory from 1998 to 2003. Mr. Yang completed his junior college study in administrative management at Xiamen University in 2001.

B.	Compensation

Terms of Directors and Executive Officers

Our executive officers are elected by and serve at the discretion of our board of directors. Our directors may be subject to a term of office if fixed by the resolution of shareholders or the resolution of directors, as the case may be, appointing them. The term of office of our directors will terminate upon their death, resignation, removal or bankruptcy. Our directors may resign from their office by giving written notice to us. Our directors may be removed from office, with or without cause, by a resolution of shareholders.

Employment and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment (i) with cause effective immediately upon delivery of written notice to the executive officer or (ii) without cause by giving the executive a three months’ prior written notice. Termination for cause may occur for the continued failure by an executive officer substantially to perform his duties and obligations to us, fraud or material dishonesty against us, or a conviction or plea of guilty for the commission of a felony or other crime. In the event of the termination by us without cause, we agree to pay the executive officer certain compensation for a certain period following the date of termination. The executive officer may also voluntarily terminate his employment with us upon not less than three months’ prior written notice to us.

Each executive officer has agreed, for the term of employment with us and thereafter, to keep and retain in the strictest confidence all our confidential information that the executive may develop or learn in the course of employment with us. Our executive officers also agree to assign to us all right, title and interest in and to all patents, trademarks, copyrights, business secrets, operation secrets or know-how, which they may solely or jointly conceive, discover, develop or reduce to practice during the period of employment. Moreover, each of our executive officers has agreed, for the term of employment with us and for a period of six months or one year thereafter, (i) to not engage in any business in competition with our business, (ii) to not solicit any entity that has been our customer within two years before termination of employment or our potential customer within one year before termination of employment and (iii) to not solicit for employment, hire or otherwise engage anyone who has been our employee, member or partner within the previous year.

We have entered into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our memorandum and articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director or executive officer is or is threatened to be made a party, witness or other participant.

Compensation of Directors and Executive Officers

In 2011, the aggregate cash compensation, including basic salary and bonus and other benefits, to all of our directors and our executive officers was RMB4.2 million (US$0.7 million). On August 17, 2011, we granted an option to purchase certain ordinary shares (which represent less than 1% of our total outstanding ordinary shares) at an exercise price of US$1.1175 per share under our 2011 Share Incentive Plan to one of our executive officers, a portion of which are issuable upon exercise by such executive officer within 60 days after March 1, 2012. The expiration date of this option is August 17, 2019. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, employment and other statutory benefits.

2011 Share Incentive Plan

Our board of directors and shareholders approved and adopted our 2011 Share Incentive Plan in February 2011. Under the 2011 Share Incentive Plan, a total of 25,000,000 ordinary shares have been reserved for issuance. A general description of the terms of the 2011 Share Incentive Plan is set forth below:

Purpose of the Plan

The purpose of the 2011 Share Incentive Plan is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business.

Eligibility

Under the 2011 Share Incentive Plan, awards may be granted to employees, directors or consultants of our company, our subsidiaries or our parent corporation (as defined therein).

Types of Awards

Awards that can be granted under the 2011 Share Incentive Plan include, among others:

•	options to purchase our ordinary shares,

•	share appreciation rights, the value of which is measured by appreciation in the value of our ordinary shares,

•	dividend equivalent rights, the value of which is measured by the dividends paid with respect to our ordinary shares,

•	restricted shares, and

•	restricted share units.

Under the 2011 Share Incentive Plan, we may also grant incentive stock options, or ISOs, within the meaning of the U.S. Internal Revenue Code of 1986, as amended, to employees who are located in the United States or who are U.S. taxpayers.

Plan Administration

Our board of directors designated our compensation committee to administer the 2011 Share Incentive Plan. References in this subsection to our board of directors include our compensation committee designated by our board of directors to administer the 2011 Share Incentive Plan.

Awards

Awards granted under the 2011 Share Incentive Plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award.

Acceleration of Awards upon Corporate Transactions or Change in Control

The 2011 Share Incentive Plan provides for acceleration of awards upon the occurrence of specified corporate transactions or changes in control. Our board of directors will have the authority, exercisable either in advance of any actual or anticipated corporate transaction or change in control or at the time of an actual corporate transaction or change in control and exercisable at the time of the grant of an award under the 2011 Share Incentive Plan or any time while an award remains outstanding, to provide for the full or partial automatic vesting and exercisability of one or more outstanding unvested awards under the 2011 Share Incentive Plan and the release from restrictions on transfer and repurchase or forfeiture rights of such awards in connection with a corporate transaction or change in control, on such terms and conditions as our board of directors may specify. Our board of directors also will have the authority to condition any such award vesting and exercisability or release from such limitations upon the subsequent termination of the continuous service of the grantee within a specified period following the effective date of the corporate transaction or change in control. Our board of directors may provide that any awards so vested or released from such limitations in connection with a change in control, shall remain fully exercisable until the expiration or sooner termination of the award.

Exercise or Purchase Price and Term of Awards

Our board of directors determines the exercise price, purchase price, expiration date, vesting schedule and other terms and conditions of each grant of award.

Transferability

Under the 2011 Share Incentive Plan, ISOs may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the grantee only by the grantee. Other awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee, to the extent and in the manner authorized by our board of directors. The 2011 Share Incentive Plan permits the designation of beneficiaries by holders of awards, including ISOs.

Termination of Service

The period following the termination of a grantee’s employment or service with us during which the grantee can exercise his or her option, if any, will be specified in the award agreement, and it cannot end later than the last day of the specified period or the last day of the original term of the award. Any restricted shares and restricted share units that are at the time of termination subject to restrictions will generally be forfeited and automatically transferred to and reacquired by us at no cost to us, unless otherwise specified in the applicable award agreement.

Amendment or Termination of the 2011 Share Incentive Plan

Under the 2011 Share Incentive Plan, our board of directors may at any time amend, suspend, or terminate the 2011 Share Incentive Plan in any respect, except that no amendment will be effective without shareholder approval if such approval is required to comply with any law, regulation or stock exchange rule or our memorandum and articles of association and no suspension or termination may adversely affect any award previously granted. Unless terminated earlier, the 2011 Share Incentive Plan will terminate automatically in 2021.

C.	Board Practices

Duties of Directors

Under British Virgin Islands law, our directors have a fiduciary duty to act honestly, in good faith and in what the director believes to be in our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account, without limitation: (a) the nature of the company, (b) the nature of the decision, and (c) the position of the director and the nature of the responsibilities undertaken by him. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the BVI Act.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeeming or purchasing outstanding shares of our company;

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Committee of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. William John Sharp, Ian Frances Wade and Yichun Zhang. Mr. Sharp is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that Messrs. Sharp, Wade and Zhang are “independent directors” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual, or NYSE Listed Company Manual, and meet the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit issues or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately and periodically with management, our internal auditor and independent registered public accounting firm.

Compensation Committee

Our compensation committee consists of Messrs. Yichun Zhang, Jianhui Lai and William John Sharp, and is chaired by Mr. Zhang. Our board of directors has determined that each of Messrs. Zhang and Sharp of the compensation committee is an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to our compensation policies and the compensation of our directors; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Jianhui Lai, Junqiu Gao and William John Sharp, and is chaired by Mr. Lai. Our board of directors has determined that Mr. Sharp of the nominating and corporate governance committee is an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy of the board;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote with respect to any contract or transaction in which he is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him at or prior to the board’s consideration and vote on such contract or transaction.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

D.	Employees

We had 4,581, 5,185 and 5,209 employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2011:

Function	Number
Manufacturing	3,994
Research and development and technology	326
Sales and marketing	255
Quality control	245
Management and administration	389

Total	5,209

All of our employees are stationed in the PRC. We do not have any part-time employees.

In compliance with the relevant PRC labor laws, we enter into individual employment contracts with our employees typically covering matters such as wages, bonuses, employee benefits, workplace safety, confidentiality obligations and non-competition (for our executive officers and employees involved in technology and research and development), and grounds for termination. In addition, we provide various healthcare benefits and insurance to our employees and participate in various employee benefit plans in accordance with applicable laws and regulations. These employment contracts generally have a term of three years. The total amount of contributions we made to employee benefit plans in 2009, 2010 and 2011 was RMB24.5 million, RMB35.7 million and RMB42.8 (US$6.8 million), respectively.

We invest in continuing education and training programs for our management staff and other employees to upgrade their skills and knowledge continuously. We provide our employees with internal training in various areas.

We have a labor union that protect employees’ rights, help fulfill our economic objectives, encourage employee participation in management decisions and assist in mediating disputes between us and union members. To date, we have not experienced any strikes, labor disputes or industrial action which had a material effect on our business, and consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of March 1, 2012 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person or the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 1, 2012, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned(1)
	Number	Percentage (%)
Directors and Executive Officers:
Jianhui Lai(2)	—	—
Junqiu Gao(3)	143,750,400	69.63
William John Sharp	—	—
Ian Frances Wade	—	—
Yichun Zhang	—	—
Yifan Li(4)	*	*
Xichuan Lai	—	—
Guohe Zhang	—	—
Jiangjun Yang	—	—
All directors and executive officers as a group	144,518,756	69.85

Principal Shareholders:
Newrace Limited(2)	143,690,400	69.60
Richburg Holdings Limited(5)	10,840,000	5.25
Capital Research Global Investors(6)	10,322,000	5.00

*	Less than 1% of our total outstanding ordinary shares.
(1)	Percentage of beneficial ownership of each listed person or group is based on 206,440,000 ordinary shares outstanding as of March 1, 2012 and the ordinary shares underlying all options held by such person or group that have vested or will vest within 60 days after March 1, 2012, each as held by such person or group as of that date.
(2)	Newrace Limited is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Ms. Laifan Chu. The registered address of Newrace Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. The amount of ordinary shares beneficially owned by Newrace Limited also includes certain restricted ordinary shares granted to Mr. Yifan Li in connection with his service as our chief financial officer. Under such arrangement, Mr. Li is entitled to receive 103,200 and 103,200 ordinary shares from Newrace Limited on December 31, 2012 and 2013, respectively. Pursuant to, and subject to the terms of, a share purchase option agreement dated October 25, 2010 between Ms. Laifan Chu, the sole shareholder of Newrace Limited, and Mr. Jianhui Lai, our founder, chairman and chief executive officer, Mr. Lai has an option to purchase any or all of the shares of Newrace Limited from Ms. Chu during the period from January 1, 2009 to December 31, 2013 at an agreed exercise price. As of the date of this annual report, Mr. Lai has not exercised this option. Please refer to Item 4A “Information on the Company—History and Development of the Company” and Item 7B “Majority Shareholders and Related Party Transactions—Related Party Transactions.”
(3)	Represents (i) 143,690,400 ordinary shares held by Newrace Limited and (ii) 60,000 ordinary shares owned by Mr. Junqiu Gao. Mr. Gao, a director of Newrace Limited, disclaims beneficial ownership of 144,690,400 ordinary shares held by Newrace Limited.
(4)	Represents (i) 309,600 restricted ordinary shares granted by Newrace Limited to Mr. Yifan Li in connection with his service as our chief financial officer which have vested and (ii) certain ordinary shares issuable upon the exercise of options held by Mr. Li which are exercisable within 60 days of March 1, 2012. Please refer to Item 7B “Majority Shareholders and Related Party Transactions—Related Party Transactions—Restricted Shares Granted to Mr. Yifan Li by Newrace Limited.”
(5)	Richburg Holdings Limited is a company incorporated under the laws of the British Virgin Islands and is jointly owned by (i) RichWise Investment Financial Limited, a British Virgin Islands company owned by Mr. Yuanzhe Huang and RichWise International Investment Group Limited, a British Virgin Islands company wholly-owned by RichWise International Group Limited, a British Virgins Islands company wholly-owned by Mr. Jinlei Shi, (ii) RichWise Capital International Limited, a British Virgins Islands company owned by RichWise International Group Limited, Fortune Dynamic Investment Limited, a British Virgin Islands company wholly-owned by Mr. Yuanzhe Huang, and IMV & Associates, Ltd., a British Virgin Islands company wholly-owned by Mr. Jia Yao, and (iii) IMV & Associates, Ltd. The registered address of Richburg Holdings Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.
(6)	Based solely upon information contained in the Schedule 13G filed by Capital Research Global Investors, a division of Capital Research and Management Company, with the SEC on February 14, 2012. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2011. The address of the principal business office of Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.

As of March 1, 2012, there were two ordinary shareholders of record with an address in the United States, including The Bank of New York Mellon, depositary of our ADS program, which held 51,600,000 ordinary shares as of that date, representing 25.0% of our outstanding ordinary shares.

None of our shareholders has different voting rights from other shareholder. To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to Item 6E “Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

Acquisition of Zhengxing Wheel by Us

Our business commenced in 2003 with the incorporation of our predecessor, Zhengxing Wheel, under the laws of the PRC by Mr. Jianhui Lai, our founder, chairman and chief executive officer, and his family members. Through organic growth and acquisition, Zhengxing Wheel established a number of subsidiaries in the PRC. We are a British Virgin Islands holding company incorporated on July 11, 2008 by Newrace Limited and Richburg Holdings Limited, each incorporated under the laws of the British Virgins Islands. Pursuant to a share subscription and shareholders agreement dated August 10, 2008, as amended on August 12, 2008 (the terms of which were confirmed and further clarified by a deed of confirmation on April 21, 2011), we issued 45,000 and 5,000 ordinary shares, par value US$1.00 per share, to Newrace Limited and Richburg Holdings Limited, respectively. On December 29, 2008, we, through our wholly-owned subsidiary, China Wheel Limited, completed the acquisition of Zhengxing Wheel from its shareholders including Mr. Jianhui Lai. As a result of this acquisition, Zhengxing Wheel, together with its PRC subsidiaries, became our indirect wholly-owned subsidiaries. In connection with this acquisition and pursuant to, and subject to the terms of, a share purchase option agreement dated October 25, 2010 between Ms. Laifan Chu, the sole shareholder of Newrace Limited, and Mr. Jianhui Lai, Mr. Lai has an option to purchase any or all of the shares of Newrace Limited from Ms. Chu during the period from January 1, 2009 to December 31, 2013 at an agreed exercise price. Mr. Lai had undertaken not to exercise this option until the expiration of the six-month period following May 11, 2011 and, as of the date of this annual report, has not exercised this option. For additional information regarding the foregoing transactions, please refer to Item 4A “Information on the Company—History and Development of the Company.”

Share Subscription and Shareholders Agreement

Pursuant to a share subscription and shareholders agreement dated August 10, 2008 between Newrace Limited and Richburg Holdings Limited, as amended on August 12, 2008 (the terms of which were confirmed and further clarified by a deed of confirmation on April 21, 2011), Newrace Limited and Richburg Holdings Limited agreed that, among other things, each such party would have the right to subscribe for its pro rata share of new securities prior to the allotment and issue of any new securities by our company to any third party. In addition, if Newrace Limited agreed to sell its ordinary shares to any third party, Richburg Holdings Limited would be entitled to purchase such ordinary shares proposed to be sold or might participate in such sale on the same terms and conditions as agreed with the third party. The foregoing rights and other provisions of the share subscription and shareholders agreement terminated upon the completion of our initial public offering.

Advances from Mr. Jianhui Lai and Mr. Jianping Lai

Mr. Jianhui Lai, our founder, chairman and chief executive officer, and his brother, Mr. Jianping Lai, previously made advances to us from time to time which were used for our business operations and capital expenditures. These advances were unsecured, interest-free and repayable on demand. As of December 31, 2009, the amounts due to these parties were RMB81.4 million. All outstanding amounts were repaid in full by us in September 2010.

Guarantees Provided by Our Subsidiaries

Certain of our current and non-current bank borrowings were guaranteed by our subsidiaries, namely Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to three guarantee agreements entered into in January 2008 and 2009. As of December 31, 2009, 2010 and 2011, these guaranteed bank borrowings amounted to RMB380.0 million, RMB446.0 million and RMB429.0 million (US$68.2 million), respectively.

Patents Licensed from Mr. Jianhui Lai

Although our group developed all of our patented technologies and designs, substantially all of our patents were initially received under the name of Mr. Jianhui Lai, our founder, chairman and chief executive officer. We previously entered into licensing agreements with Mr. Lai under which we were authorized to use such patents for free for a period of ten years commencing from 2007 or 2009. We completed the transfer of all such patents to our group prior to the completion of our initial public offering.

Restricted Shares Granted to Mr. Yifan Li by Newrace Limited

Pursuant to a letter agreement for grant of restricted shares between Newrace Limited and Mr. Yifan Li, our chief financial officer, dated December 17, 2010, Mr. Li was granted 516,000 ordinary shares, representing 0.25% of our ordinary shares outstanding immediately after the completion of our initial public offering, beneficially owned by Newrace Limited in consideration for his serving as our chief financial officer. Of these restricted shares, 35.0% and 25.0% vested on the date our initial public offering was completed and on December 31, 2011, respectively, and 20.0% and 20.0% will vest on December 31, 2012 and on December 31, 2013, respectively, subject to Mr. Li’s continuous service with our company. If Mr. Li dies or becomes disabled following the first anniversary of his employment, any unvested restricted shares will become fully vested at that time.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18 “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

A.7	Legal Proceedings

We are currently not a party to, and are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition and results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

A.8	Dividend Policy

In March 2012, our board of directors declared a dividend to our shareholders in the amount of US$3.1 million, which has been paid to holders of ordinary shares and ADSs. Our board of directors has complete discretion on whether to pay dividends, after considering our operations, earnings, cash flows, capital requirements and surplus, general financial condition, contractual restrictions, regulatory limitations on our PRC and other subsidiaries’ ability to distribute dividends to us and other factors that the board of directors may deem relevant. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the British Virgin Islands, and our ability to pay dividends to our shareholders depends upon dividends that we receive from our subsidiaries. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement (including the fees and expenses payable thereunder), to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Our ADSs, each representing four of our ordinary shares, are listed on the New York Stock Exchange under the symbol “ZX.” Trading in our ADSs commenced on May 11, 2011.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the period indicated.

	Price per ADS (US$)
	High	Low
Annual High and Low
2011(1)	6.64	2.65

Quarterly Highs and Lows
Second Quarter 2011	6.64	4.08
Third Quarter 2011	6.39	4.01
Fourth Quarter 2011	5.35	2.65
First Quarter 2012	4.06	3.00

Monthly Highs and Lows
October 2011	5.29	4.21
November 2011	5.35	3.78
December 2011	4.11	2.65
January 2012	4.06	3.00
February 2012	4.06	3.51
March 2012	3.96	3.43
April 2012 (through April 13, 2012)	3.84	3.55

(1)	Our ADSs began trading on the New York Stock Exchange on May 11, 2011.

B.	Plan of Distribution

Not applicable.

C.	Markets

Please refer to Item 9A “The Offer and Listing—Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our memorandum and articles of association and other related information contained in the sections captioned “Description of Share Capital,” “Description of American Depositary Shares” and “Shares Eligible of Future Sale” in our registration statement on Form F-1 (File No. 333-173587), as amended, initially filed with the SEC on April 19, 2011.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

Please refer to Item 4B “Information on the Company—Business Overview—Regulations—Other Regulations Relevant to Our Operation—Foreign Currency Exchange.”

E.	Taxation

The following is a summary of the material British Virgin Islands, the People’s Republic of China and United States federal income tax consequences and considerations relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular holder of our ADSs and ordinary shares. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the British Virgin Islands, the People’s Republic of China and the United States.

British Virgin Islands Taxation

Under British Virgin Islands law as currently in effect, a holder of ordinary shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the ordinary shares and all holders of ordinary shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act or persons not resident in the British Virgin Islands. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

People’s Republic of China Taxation

On March 16, 2007, the NPC passed the new EIT Law, and on December 6, 2007, the State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The new EIT Law and its implementation rules apply a uniform 25.0% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25.0% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the new EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “High and New Technology Enterprises” are entitled to a 15.0% enterprise income tax rate.

The new EIT Law and its implementation rules provide that enterprises established outside the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises.” The “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management bodies.” The SAT issued Circular 82 setting forth specific standards for determination of the “de facto management bodies” of offshore companies controlled by PRC enterprises. However, it remains unclear as to how the PRC tax authorities will treat an overseas enterprise, with all of its management team members residing in the PRC, invested or controlled by other overseas enterprises as in our case.

Under the new EIT Law and its implementation rules, PRC withholding tax at the rate of 10.0% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest and dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10.0% PRC withholding tax if such gain is regarded as income derived from sources within the PRC. A lower income tax rate of 5.0% is applied if the “non-resident enterprises” are registered in Hong Kong or other jurisdiction that have a tax treaty arrangement with the PRC. Therefore, if we are considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered as income derived from sources within the PRC and be subject to PRC withholding tax.

Moreover, non-resident individual investors are required to pay PRC individual income tax on interests or dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC. Under the PRC Individual Income Tax Law, or IIT Law, non-resident individual refers to an individual who has no domicile in the PRC and does not stay in the territory of the PRC or who has no domicile in the PRC and has stayed in the territory of the PRC for less than one year. Pursuant to the IIT Law and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be the balance of the total income obtained from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered as a PRC “resident enterprise” and dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares are considered income derived from sources within the PRC by relevant competent PRC tax authorities, such gains earned by non-resident individuals may also be subject to 20.0% PRC withholding tax.

Please also refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax,” “—We may be treated as a resident enterprise for PRC tax purposes under the new EIT Law and we may therefore be subject to PRC income tax on our global income” and “—Dividends payable by us to our foreign investors, and gains on the sales of our ordinary shares or ADSs, may be subject to taxes under PRC tax laws, which may materially reduce the value of your investment.”

Material United States Federal Income Tax Considerations

The following is a general summary of material U.S. federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by U.S. Investors (as defined below) that hold such ADSs or ordinary shares as capital assets as defined under the Internal Revenue Code of 1986, as amended, or the Code. This summary is based on the Code, the Treasury regulations issued pursuant to the Code, or the Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which is subject to change, possibly with retroactive effect, or to different interpretation. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service, or IRS, would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Investors in light of their particular circumstances or to U.S. Investors subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships, regulated investment companies, dealers in stock, securities or currencies, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire ADSs or ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or constructively 10% or more of our company’s shares, persons that are resident or hold ADSs or ordinary shares in connection with a permanent establishment outside the United States or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this summary, the term “U.S. Investor” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust, (a) if a court within the United States is able to exercise primary supervision over its administration and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all of its substantial decisions, or (b) if a valid election is in effect for the trust to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds the ADSs or ordinary shares, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax adviser regarding the U.S. federal income tax considerations applicable to it and its partners of the ownership and disposition of the ADSs or ordinary shares.

Prospective investors should consult their tax advisers as to the particular tax considerations applicable to them relating to the ownership and disposition of ADSs or ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends

Subject to the PFIC discussion below, a U.S. Investor will be required to include in gross income the gross amount of any distribution paid on the ADSs or ordinary shares (including any amount of taxes withheld by our company) out of our company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our company’s current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Investor’s adjusted tax basis in the ADSs or ordinary shares and thereafter will be treated as a gain from the sale of the ADSs or ordinary shares. However, our company does not currently maintain, and does not intend to maintain, calculations of our earnings and profits in accordance with U.S. federal income tax principles. Consequently, a U.S. Investor should treat the entire amount of any distribution received as a dividend.

In case of a U.S. Investor that is a corporation, dividends paid on the ADSs or ordinary shares will be subject to regular corporate rates and will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Subject to the discussion below, dividends paid on the ADSs or ordinary shares to individuals and certain other non-corporate persons will generally be subject to tax at ordinary income rates.

Certain dividends received by non-corporate U.S. Investors, including individuals, in taxable years beginning before January 1, 2013, generally will be subject to a maximum income tax rate of 15%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only if certain holding period requirements and other conditions are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S. Unless legislation is enacted extending the favorable tax treatment of dividends, dividends received by non-corporate U.S. investors in taxable years beginning after December 31, 2012 will generally be subject to tax at ordinary income rates.

As described above in the discussion of “—People’s Republic of China Taxation,” in the event our company is treated as a PRC “resident enterprise” under PRC law, our company may be required to withhold PRC income tax on dividends paid on the ADSs or ordinary shares under the new EIT Law. For U.S. federal income tax purposes, U.S. Investors will be treated as having received the amount of PRC taxes withheld by our company, and as then having paid over the withheld taxes to the PRC taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Investor with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Investor from our company with respect to the payment.

A U.S. Investor may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or ordinary shares. A U.S. Investor who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such investor elects to do so for all creditable foreign income taxes. For purposes of calculating the foreign tax credit limitation, dividends paid by our company will, depending on the circumstances of the U.S. investor, be either general or passive income.

Our company expects to pay dividends, if any, in non-U.S. currency. A dividend paid in non-U.S. currency must be included in a U.S. Investor’s income as a U.S. dollar amount based on the exchange rate in effect on the date such dividend is actually or constructively received, regardless of whether the dividend is in fact converted into U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Investor generally will not recognize a foreign currency gain or loss. If the non-U.S. currency is converted into U.S. dollars on a later date, however, the U.S. Investor must include in income any gain or loss resulting from any exchange rate fluctuations. Such gain or loss will generally be ordinary income or loss, and will be from sources within the United States for foreign tax credit limitation purposes. U.S. Investors should consult their own tax advisors regarding the tax consequences to them if our company pays dividends in non-U.S. currency.

Taxation of Sale, Exchange or Other Disposition of ADSs or ordinary shares

Subject to the PFIC discussion below, a U.S. Investor generally will recognize capital gain or loss upon the sale, exchange or other disposition of ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and the U.S. Investor’s adjusted tax basis in such ADSs or ordinary shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Investor’s holding period in the ADSs or ordinary shares exceeds one year. Long-term capital gain of a non-corporate U.S. investor is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes. U.S. Investors are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on the disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under an investor’s own particular circumstances.

A U.S. Investor that receives non-U.S. currency on the disposition of the ADSs or ordinary shares will realize an amount equal to the U.S. dollar value of the foreign currency received on the date of disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date) whether or not converted into U.S. dollars at that time. Very generally, the U.S. Investor will recognize currency gain or loss if the U.S. dollar value of the currency received on the settlement date differs from the amount realized with respect to the ADSs or ordinary shares. Any currency gain or loss on the settlement date or on any subsequent disposition of the foreign currency generally will be U.S. source ordinary income or loss.

Passive Foreign Investment Company

In general, a foreign corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its total assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, certain royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a foreign corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We do not expect to be a PFIC for the current taxable year or any future taxable year. The PFIC determination, however, depends upon the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose and the application of these rules is uncertain in some respects. Under the income and asset tests, whether our company is a PFIC will be determined annually based upon the composition and nature of our income and the composition, nature and valuation of our assets, all of which are subject to change. For purposes of the asset test, any cash will generally be treated as a passive asset and the amount of cash held by our company in any year will depend, in part, on when our company spends any cash raised or generated in our operations. In addition, the determination of our company’s PFIC status will depend upon the nature of the assets acquired by our company. Moreover, the determination of the value of our company’s assets may depend on our market capitalization, and that market capitalization may fluctuate. Accordingly, there can be no assurance that we will not be a PFIC in the current or any future taxable year. In addition, there can be no assurance that the IRS will not challenge any determination by our company that we do not constitute a PFIC.

If our company is classified as a PFIC for any taxable year during which a U.S. Investor owns ADSs or ordinary shares, the U.S. Investor, absent certain elections (including a mark-to-market election), will generally be subject to adverse rules (regardless of whether our company continues to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Investor on the ADSs or ordinary shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Investor in the three preceding taxable years or, if shorter, the U.S. Investor’s holding period for the ADSs or ordinary shares) and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares.

Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Investor’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which our company is classified as a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years during which our company was classified as a PFIC will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayers for that year and an interest charge will be imposed with respect to the resulting tax attributable to each such taxable year.

If our company is a PFIC for any taxable year during which a U.S. Investor holds the ADSs or ordinary shares, our company will continue to be treated as a PFIC with respect to that U.S. Investor for all succeeding years during which the U.S. Investor holds the ADSs or ordinary shares. The U.S. Investor may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the special tax rules discussed above) as if the U.S. Investor’s ADSs or ordinary shares had been sold on the last day of the last taxable year for which our company was a PFIC. If our company holds or acquires an interest in an entity which is itself a PFIC, such an interest may be treated as owned by a U.S. Investor. U.S. Investors should consult their own tax advisers regarding the consequences to them if our company holds or acquires an interest in an entity which is itself a PFIC.

Although the PFIC rules permit a U.S. holder of stock in a PFIC in certain circumstances to avoid some of the disadvantageous tax treatment described above by making a “qualified electing fund,” or QEF, election, a U.S. Investor will not be able to elect to treat our company as a QEF because our company does not intend to prepare the information that the U.S. Investor would need to make a QEF election.

If our company is a PFIC in any year with respect to a U.S. Investor, the disadvantageous tax treatment described above may in part be avoided with respect to our company if a U.S. Investor validly makes a mark-to-market election as of the beginning of such U.S. Investor’s holding period. If such election is made, such U.S. Investor generally will be required to take into account the difference, if any, between the fair market value of, and its adjusted tax basis in, the ADSs or ordinary shares at the end of each taxable year as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to the tax basis of such ADSs or ordinary shares. In addition, any gain from a sale, exchange or other disposition of the ADSs or ordinary shares will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income). A mark-to-market election is available to a U.S. Investor only if the ADSs or ordinary shares are considered “marketable stock.” Generally, shares will be considered marketable stock if the shares are “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations.

If our company is a PFIC in any year with respect to a U.S. Investor, the U.S. Investor will be required to file an annual information return on IRS Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

In addition, under recently enacted U.S. tax legislation and subject to future guidance, if our company is a PFIC, U.S. Investors will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of the ADSs or ordinary shares. Pursuant to Notice 2011-55, the IRS has suspended this new filing requirement for U.S. Investors that are not otherwise required to file the current version of the IRS Form 8621 until the IRS releases a subsequent revision of IRS Form 8621, modified to reflect this recently enacted legislation. Guidance has not yet been issued regarding the information required to be included on such form.

U.S. Investors should consult their tax advisors regarding the potential application of the PFIC regime, including eligibility for and the manner and advisability of making a mark-to-market election.

Certain Reporting Requirements

Subject to specified exceptions and future guidance, recently enacted U.S. tax legislation generally requires a U.S. Investor (that is, an individual or, to the extent provided in future guidance, a domestic entity) to report to the IRS such U.S. Investor’s interests in stock or securities issued by a non-U.S. person (such as our company) for taxable years beginning after March 18, 2010. U.S. Investors should consult their tax advisors regarding the information reporting obligations that may arise from their ownership or disposition of ADSs or ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

Under certain circumstances, U.S. backup withholding tax and/or information reporting may apply to U.S. Investors with respect to dividend payments made on or the payment of proceeds from the sale, exchange or other disposition of the ADSs or ordinary shares, unless an applicable exemption is satisfied. U.S. Investors that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Investor’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Investor timely furnishes required information to the IRS.

Enforceability of Civil Liabilities

Substantially all of our assets are located in the PRC. Most of our directors and officers are nationals or residents of jurisdictions other than the United States, and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States. We have appointed Law Debenture Corporate Services Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been advised by our counsel as to British Virgin Islands law that there is uncertainty as to whether the courts of the British Virgin Islands would entertain original actions brought in the British Virgin Islands against us predicated upon the securities laws of the United States or any state in the United States. Our counsel as to British Virgin Islands law has further advised us that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable, other than a sum payable in respect of a claim by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages, and which was neither obtained in a waiver nor is of a kind the enforcement of which is contrary to natural justice or the public policy of the British Virgin Islands, may be the subject of an action on a debt in the court of British Virgin Islands under common law.

We have been advised by our counsel as to PRC law that there is uncertainty as to whether the courts of the PRC would entertain original actions brought in the PRC against us predicated upon the securities laws of the United States or any state in the United States. Our counsel as to PRC law has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Under the PRC Civil Procedures Law, courts in the PRC may recognize and enforce foreign judgments based either on treaties between China and the country where the judgment is rendered or on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of a foreign judgment in the PRC may be resolved through diplomatic channels. The PRC does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the British Virgin Islands. As a result, it is generally difficult to recognize and enforce in the PRC a judgment rendered by a court in either of these two jurisdictions.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to underlying ordinary shares represented by our ADSs. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. You are advised to read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

We intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

In accordance with Section 203.01 of the NYSE Listed Company Manual, we will post this annual report on our website at www.zenixauto.com. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our interest rate risk arises primarily from bank borrowings at fixed or variable rates and bank deposits that expose us to fair value interest rate risk and cash flow interest rate risk. We currently do not have any interest rate hedging policy and have not historically used any derivative financial instruments to manage our interest risk exposure. Our management monitors our interest rate profile and will consider hedging interest rate should there be a need.

In 2009, 2010 and 2011, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have (decreased)/increased our profit for the year by RMB(110,000), RMB97,000 and RMB587,000 (US$93,000), respectively.

Credit Risk

Our credit risk is primarily attributable to trade and other receivables and prepayments, cash at banks and deposits with banks. Our management has a credit policy in place, and our exposure to credit risk is monitored on an ongoing basis. We place deposits with banks which we believe are of a good reputation. We have concentration of credit risk to a certain extent as 22.0%, 25.0% and 26.0% of our trade receivables as of December 31, 2009, 2010 and 2011, respectively, was due from our five largest customers.

Currency Risk

A majority of our revenue and most of our expenditure are denominated in Renminbi. However, we are exposed to currency risk primarily through sales which give rise to receivables and cash balances that are denominated in a foreign currency. The currencies giving rise to this risk are primarily U.S. dollars and, to a lesser extent, Euros.

The exchange rate of the Renminbi with U.S. dollars, Euros and other currencies is affected by, among other things, China’s political and economic conditions. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollars as of December 31, 2009, 2010 and 2011, a 5.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB2.4 million, RMB1.9 million and RMB4.6 million (US$0.7 million) in our exchange losses, respectively.

We use Renminbi as the reporting and functional currency of our financial statements. All transactions in currencies other than Renminbi during the year are recorded at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. Fluctuations in exchange rates may also affect our balance sheet.

We do not believe that we currently have any significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

Liquidity Risk

Our policy is to regularly monitor our liquidity requirements to ensure that we maintain sufficient reserve of cash and adequate committed lines of funding from major banks and financial institutions to meet our liquidity requirements in the short and long terms. We also monitor the utilization of bank borrowings. We are exposed to liquidity risk to the extent we have insufficient cash or other source of funding to satisfy liabilities that we may incur from time to time.

Inflation

According to the PRC National Bureau of Statistics, Consumer Price Index was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively. Although there can be no assurance as to the impact in future periods, inflation has not had a material impact on our results of operation in recent years.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The Bank of New York Mellon is our depositary. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons Depositing or Withdrawing Ordinary Shares or ADS Holders Must Pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•        Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

•        Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of ordinary shares on our ordinary share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors. We did not receive any reimbursement payment from the depositary for the year ended December 31, 2011. In addition, the depositary has agreed to waive certain fees for standard costs associated with the administration of the ADS program. The depositary waived such costs in an aggregate amount of US$60,000 for the year ended December 31, 2011.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Please refer to Item 10B “Additional Information—Memorandum and Articles of Association” for a description of the rights of security holders, which remain unchanged.

The following “Use of Proceeds” information relates to our registration statement on Form F-1 (File No. 333-173587) for our initial public offering, including an offering of 11,610,000 ADSs, representing 46,440,000 ordinary shares, by us for an aggregate offering price of US$69,660,000 and an offering of 1,290,000 ADSs, representing 5,160,000 ordinary shares, by our selling shareholder for an aggregate offering price of US$7,740,000. The registration statement was declared effective by the SEC on May 11, 2011. We completed our initial public offering on May 17, 2011. The offering terminated after all of the registered securities were sold.

Morgan Stanley & Co. International plc, William Blair & Company, L.L.C. and Oppenheimer & Co. Inc. were the underwriters for our initial public offering.

We received net proceeds of approximately US$59.5 million from our initial public offering, after deducting approximately US$4.9 million for underwriting discounts and commissions, and approximately US$5.3 million for other expenses.

As of December 31, 2011, we have used the net proceeds from our initial public offering as follows:

•	approximately US$25.4 million for manufacturing facility expansion;

•	approximately US$1.6 million for the expansion and enhancement of our research and development activities;

•

approximately US$1.3 million for the expansion and strengthening of our PRC aftermarket distribution network and increasing the size of our sales and marketing team and the level of our promotional activities in the PRC; and

•	approximately US$0.9 million for the expansion of our international sales in India, select countries in Southeast Asia and the Middle East, North America and Europe.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2011, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and regulations, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements for the year ended December 31, 2011, we did not identify any material weaknesses, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, in our internal control over financial reporting. We did, however, identify certain significant deficiencies relating to, among other things, a lack of certain documented IFRS accounting policies and procedures, and accounting staff trained in IFRS and U.S. public company reporting requirements.

To address the deficiencies that have been identified, we are in the process of implementing a number of measures, including (i) developing formally documented accounting policies and procedures in accordance with IFRS, (ii) training or hiring sufficient staff with the knowledge of, and able to implement, such IFRS policies and procedures and (iii) implementing other accounting and governance policies and procedures in accordance with relevant international standards. However, we have not yet implemented all of these actions and measures and tested them. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—If we are unable to remediate our significant deficiencies or any material weaknesses that may arise in our internal control over financial reporting, we may be unable to timely issue accurate financial reports and prevent fraud, which in turn could negatively impact investor confidence and the price of our ADSs or otherwise harm our reputation.”

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. William John Sharp, chairman of our audit committee, meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC and is an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act.

Item 16B.	Code of Ethics

Our board of directors has adopted a code of business conduct and ethics, which is applicable to our senior executive and financial officers. Our code of business conduct and ethics has been filed as an exhibit to our registration statement on Form F-1 (File No. 333-173587), as amended, initially filed with the SEC on April 19, 2011.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, Deloitte Touche Tohmatsu, for the periods indicated.

	Year Ended December 31,
	2010	2011	2011
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	5,904	3,728	592
Audit-related fees(2)	—	1,074	171
Tax fees(3)	—	7	1

Total	5,904	4,809	764

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual financial statements and services that are provided by our principal external auditors in connection with statutory and regulatory filings or engagements, including fees for services rendered in connection with our initial public offering in 2011.

(2)

“Audit-related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services rendered by our principal external auditors that are reasonably related to the performance of the audit of our annual financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm, Deloitte Touche Tohmatsu.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountants

Not applicable.

Item 16G.	Corporate Governance

As a foreign private issuer, we are permitted to follow home country practices in lieu of some of the corporate governance practices required to be followed by U.S. companies listed on the New York Stock Exchange. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the New York Stock Exchange.

The significant differences between our corporate governance practices and those required to be followed by U.S. companies under the New York Stock Exchange’s corporate governance rules include:

•

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. We are not required under the laws of the British Virgin Islands to, and currently do not, hold such executive sessions.

•

Section 303A.04 and 303A.05 of the NYSE Listed Company Manual provide that the nominating/corporate governance committee and the compensation committee must be composed entirely of independent directors. There are no specific requirements under the laws of the British Virgin Islands on the composition of the nominating/corporate governance committee and the compensation committee. Our nominating and corporate governance committee consists of Messrs. Jianhui Lai, Junqiu Gao and William John Sharp, and is chaired by Mr. Lai. Our board of directors has determined that Mr. Sharp is an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. Our compensation committee consists of Messrs. Yichun Zhang, Jianhui Lai and William John Sharp, and is chaired by Mr. Zhang. Our board of directors has determined that each of Messrs. Zhang and Sharp is an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.

•

Section 303A.09 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose corporate governance guidelines addressing certain specified subjects. We are not required under the laws of the British Virgin Islands to adopt or disclose corporate governance guidelines. We adopted our corporate governance guidelines but do not disclose such guidelines.

•

Section 303A.12(a) of the NYSE Listed Company Manual provides that each listed company’s chief executive officer must certify to the New York Stock Exchange each year that he or she is not aware of any violation by the company of New York Stock Exchange corporate governance listing standards. Our chief executive officer is not required under the laws of the British Virgin Islands to, and currently does not, make similar certifications.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of China Zenix (incorporated by reference to Exhibit 3.3 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

2.1	China Zenix’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	China Zenix’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

2.3	Form of Deposit Agreement, among China Zenix, the Depositary and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 1 to Amendment No. 1 to Form F-6 (File No. 333-173588) filed with the SEC on April 27, 2011)

4.1	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.2	Form of Indemnification Agreement between China Zenix and its directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.3	Form of Employment Agreement between China Zenix and its executive officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.4	Letter Agreement for Grant of Restricted Shares between Newrace Limited and Mr. Yifan Li, dated December 17, 2010 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.5	Share Purchase Option Agreement between Mr. Jianhui Lai and Ms. Laifan Chu, dated October 25, 2010 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.6	Deed of Undertaking between Mr. Jianhui Lai and Ms. Laifan Chu, dated January 25, 2011 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.7	English translation of Form of Distribution Agreement between Zhengxing Wheel and tier-one distributors (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.8	English translation of Form of Three-Party Distribution Agreement among Zhengxing Wheel and tier-one and exclusive tier-two distributors (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.9	Form of Strategic Cooperation Agreement between Zhengxing Wheel and international distributors (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.10	Form of Strategic Cooperation Agreement between Zhengxing Wheel and international OEM customers (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.11	Form of English translation of Product Purchase and Sale Agreement between Zhengxing Wheel and Benxi Iron & Steel (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

8.1	Subsidiaries of China Zenix

11.1	Code of Business Conduct and Ethics of China Zenix (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Deloitte Touch Tohmatsu, an independent registered public accounting firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

By:	/s/ Yifan Li
Yifan Li
Chief Financial Officer

Date: April 24, 2012

CHINA ZENIX AUTO INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, DECEMBER 31, 2010

AND DECEMBER 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of China Zenix Auto International Limited:

We have audited the accompanying consolidated statements of financial position of China Zenix Auto International Limited (the “Company”) and subsidiaries (collectively the “Group”) as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years ended December 31, 2011. Our audits also included the financial statement schedule of the Company included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the management of the Group. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Group over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedule of the Company, when considered in relation to such consolidated financial statements taken as whole, present fairly in all material respects the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong

April 24, 2012

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	NOTES	2009	2010	2011	2011
		RMB’000	RMB’000	RMB’000	US$’000

Revenue	5	2,139,229	3,199,804	4,093,874		650,451
Cost of sales		(1,635,260)	(2,387,782)	(3,005,590)		(477,540)

Gross profit		503,969	812,022	1,088,284		172,911
Other operating income	6	8,248	6,110	11,653		1,851
Net exchange loss		(154)	(2,614)	(5,832)		(927)
Selling and distribution costs		(133,176)	(197,635)	(256,487)		(40,752)
Research and development expenses		(27,136)	(44,698)	(85,398)		(13,568)
Administrative expenses		(69,591)	(99,432)	(129,035)		(20,502)
Finance costs	7	(53,999)	(57,928)	(60,536)		(9,618)

Profit before taxation		228,161	415,825	562,649		89,395
Income tax expense	8	(44,776)	(88,055)	(110,448)		(17,548)

Profit and total comprehensive income for the year	9	183,385	327,770	452,201		71,847

Profit and total comprehensive income attributable to:
Owners of the Company		183,385	327,770	452,201		71,847

Earnings per share	10
Basic		RMB1.15	RMB2.05	RMB2.38	US$	0.38
Diluted		RMB1.15	RMB2.05	RMB2.38	US$	0.38

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31,
	NOTES	2010	2011	2011
		RMB’000	RMB’000	US$’000
ASSETS
Current assets
Inventories	12	493,381	552,104	87,721
Trade and other receivables and prepayments	13	766,432	1,108,182	176,072
Prepaid lease payments	14	6,080	8,332	1,323
Pledged bank deposits	15	71,433	96,211	15,286
Fixed bank deposits with maturity periods over three months	15	—	105,000	16,683
Bank balances and cash	15	318,020	729,621	115,925

Total current assets		1,655,346	2,599,450	413,010

Non-current assets
Property, plant and equipment	16	1,198,652	1,184,756	188,239
Prepaid lease payments	14	266,875	371,142	58,969
Deposit paid for acquisition of prepaid lease payments		20,000	—	—
Deposits paid for acquisition of property, plant and equipment		2,503	40,849	6,490
Deferred tax assets	17	3,974	5,208	828
Intangible assets	18	17,000	17,000	2,701

Total non-current assets		1,509,004	1,618,955	257,227

Total assets		3,164,350	4,218,405	670,237

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	19	960,907	1,168,319	185,627
Taxation payable		24,234	21,810	3,465
Bank borrowings	20	813,500	998,500	158,646

Total current liabilities		1,798,641	2,188,629	347,738

Non-current liabilities
Bank borrowings	20	238,500	—	—
Deferred income	21	13,275	12,479	1,983
Deferred tax liabilities	17	57,305	81,672	12,976

Total non-current liabilities		309,080	94,151	14,959

Total liabilities		2,107,721	2,282,780	362,697

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 160,000,000 and 206,440,000 shares issued and outstanding as at December 31, 2010 and 2011 respectively)	22	106	136	22
Additional paid in capital		234	411,225	65,337
Reserves		1,056,289	1,524,264	242,181

Total equity attributable to owners of the Company		1,056,629	1,935,625	307,540

Total equity and liabilities		3,164,350	4,218,405	670,237

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share capital	Additional paid in capital	Capital reserve	PRC statutory reserve	Share option reserve	Retained profits(loss)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(note i)	(note ii)

At January 1, 2009	106	234	394,769	—	—	(1,021)	394,088
Profit and total comprehensive income for the year	—	—	—	—	—	183,385	183,385
Capital contribution	—	—	131,604	—	—	—	131,604
Transfer	—	—	—	21,459	—	(21,459)	—

At December 31, 2009	106	234	526,373	21,459	—	160,905	709,077
Profit and total comprehensive income for the year	—	—	—	—	—	327,770	327,770
Capital contribution	—	—	19,782	—	—	—	19,782
Transfer	—	—	—	34,260	—	(34,260)	—

At December 31, 2010	106	234	546,155	55,719	—	454,415	1,056,629
Profit and total comprehensive income for the year	—	—	—	—	—	452,201	452,201
Capital contribution	—	—	10,908	—	—	—	10,908
Issue of shares through initial public offering	30	452,404	—	—	—	—	452,434
Transaction costs attributable to issue of shares	—	(41,413)	—	—	—	—	(41,413)
Recognition of equity-settled share-based payments (Note 24)	—	—	2,984	—	1,882	—	4,866
Transfer	—	—	—	38,013	—	(38,013)	—

At December 31, 2011	136	411,225	560,047	93,732	1,882	868,603	1,935,625

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At December 31, 2011	22	65,337	88,982	14,893	299	138,007	307,540

notes:

i.	Capital reserves include (i) additional capital contributions, comprising a cash injection of RMB140 million and an option of RMB386.3 million, being the fair value at grant date, by equity owners to acquire Zhengxing Wheel Group Co., Limited (ii) capital contribution of RMB19.8 million and RMB10.9 million in the years ended December 31, 2010 and 2011, respectively, by equity owners pursuant to a shareholder agreement and (iii) the recognition of share-based payment expenses of RMB2,984,000 in relation to restricted shares awarded to the Company’s Chief Financial Officer by an equity participant (see Note 24).
ii.	As stipulated by the relevant laws and regulations in the People’s Republic of China (the “PRC”), companies established in the PRC (the “PRC subsidiaries”) are required to maintain a statutory reserve made out of profit for the year based on the PRC subsidiaries’ statutory financial statements which are prepared in accordance with the accounting principles generally accepted in the PRC. The amount and allocation basis are decided by the board of directors of the relevant PRC subsidiaries annually and is not to be less than 10% of the profit for the year of the relevant PRC subsidiaries. Statutory reserve can be used for expanding the capital base of the PRC subsidiaries by means of capitalization issue.
iii.	The PRC laws and regulations restrict the distribution of registered capital of companies established in the PRC. Accordingly, the registered capital of PRC entities in the Group of RMB393,000,000 and RMB773,065,000 as of December 31, 2010 and December 31, 2011 are considered under restriction for distribution.

In addition, as a result of the relevant PRC laws and regulations which impose restriction on distribution or transfer of assets out of the PRC statutory reserve, RMB77,913,000 and RMB115,926,000 representing the PRC statutory reserve as of December 31, 2010 and December 31, 2011 are also considered under restriction for distribution.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000
OPERATING ACTIVITIES
Profit before taxation	228,161	415,825	562,649	89,395
Adjustments for:
Amortization of prepaid lease payments	5,791	6,112	6,080	966
Depreciation of property, plant and equipment	73,568	104,156	116,541	18,517
Release of deferred income	(133)	(796)	(796)	(126)
Finance costs	53,999	57,928	60,536	9,618
Interest income	(2,127)	(2,407)	(5,031)	(799)
Gain on disposal of leasehold land	—	(37)	—	—
Loss on disposal of property, plant and equipment	5	235	337	54
Impairment loss on property, plant and equipment	—	—	10,259	1,630
Share-based payment expense	—	—	4,866	773

Operating cash flows before movements in working capital	359,264	581,016	755,441	120,028
Increase in inventories	(98,500)	(28,500)	(58,723)	(9,330)
Increase in trade and other receivables and prepayments	(271,423)	(142,844)	(340,734)	(54,138)
Increase in trade and other payables and accruals	251,555	146,464	203,826	32,384

Cash generated from operations	240,896	556,136	559,810	88,944
Interest received	2,127	2,407	5,031	799
PRC income tax paid	(8,883)	(59,673)	(89,739)	(14,258)

NET CASH FROM OPERATING ACTIVITIES	234,140	498,870	475,102	75,485

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(204,463)	(335,705)	(109,542)	(17,404)
Acquisition of subsidiaries	(140,000)	—	—	—
Acquisition of leasehold land	(24,960)	(462)	(92,599)	(14,712)
Withdrawal of pledged bank deposits	16,060	3,307	2,333	371
Increase in deferred income	15,000	—	—	—
Proceeds on disposal of property, plant and equipment	15	4,028	2,390	380
Deposit paid for acquisition of leasehold land	—	(20,000)	—	—
Deposits paid for acquisition of property, plant and equipment	—	(2,503)	(40,849)	(6,490)
Proceeds on disposal of leasehold land	—	3,977	—	—
Placement of fixed bank deposits with maturity periods over three months	—	—	(105,000)	(16,683)
Placement of pledged bank deposits	—	—	(27,111)	(4,308)

NET CASH USED IN INVESTING ACTIVITIES	(338,348)	(347,358)	(370,378)	(58,846)

FINANCING ACTIVITIES
New bank borrowings raised	780,000	760,000	760,000	120,752
Capital contribution from shareholders	131,604	19,782	10,908	1,733
Repayment of bank borrowings	(551,000)	(608,000)	(813,500)	(129,252)
Repayment to related parties	(160,000)	(81,370)	—	—
Interest paid	(58,407)	(58,686)	(60,536)	(9,618)
Proceeds from issue of shares through initial public offering	—	—	452,434	71,885
Transaction cost paid attributable to issue of shares	—	—	(41,413)	(6,580)

NET CASH FROM FINANCING ACTIVITIES	142,197	31,726	307,893	48,920

NET INCREASE IN CASH AND CASH EQUIVALENTS	37,989	183,238	412,617	65,559

Effect of foreign exchange rate	—	—	(1,016)	(162)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	96,793	134,782	318,020	50,528

CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash	134,782	318,020	729,621	115,925

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Zenix Auto International Limited (the “Company”) is a company incorporated under the laws of the British Virgin Islands on July 11, 2008. It is an investment holding company and its parent company is Newrace Limited (“Newrace”), which is also a company incorporated under the laws of the British Virgin Islands. Ms. Laifan Chu (“Ms. Chu”) owns all the issued share capital of Newrace. The address of the registered and principal place of the Company’s business is room 1708, Nan Fung Tower, 173 Des Voeux Road Central, Hong Kong.

The Company owns 100% equity interest in China Wheel Limited (“China Wheel”).

China Wheel is a company incorporated under the laws of Special Administrative Region of Hong Kong on September 26, 2008. China Wheel had no activity since incorporation until November 26, 2008 when it entered into an agreement (the “Purchase Agreement”) to acquire all the registered and paid-up capital of Zhengxing Wheel Group Co., Limited (“Zhengxing Wheel”) from Mr. Jianhui Lai (“Mr. Lai”) and his family members (the “Lai Family”) for a cash consideration of RMB140 million. In connection with the acquisition of Zhengxing Wheel, Ms. Chu and Mr. Lai entered into a memorandum of understanding on November 1, 2008, under which both parties agreed that Mr. Lai has an option to purchase any or all of the shares of Newrace from Ms. Chu at a price to be agreed by both parties. On November 26, 2008, Ms. Chu and Mr. Lai orally agreed that Mr. Lai’s option to purchase any or all of the shares of Newrace would take effect from January 1, 2009. On October 25, 2010, Ms. Chu and Mr. Lai entered into a share purchase option agreement which reiterated and finalized the terms of, and superseded, the prior memorandum of understanding and oral agreement between Ms. Chu and Mr. Lai. Pursuant to the option agreement, Mr. Lai has the right, which could only be exercised after January 1, 2009, subject to certain terms of the share purchase option agreement which delayed any potential exercise until after an initial public offering of the Company, for a period of 5 years, to acquire any or all of the 50,000 ordinary shares in Newrace, at a price of US$400 per ordinary share, and such price is to be increased at a rate of 10% per annum, calculated on a daily basis starting from January 1, 2009, until the option is exercised or lapsed (the “Option”).

The acquisition of Zhengxing Wheel by China Wheel was completed on December 29, 2008 and it was accounted for as a business combination by China Wheel. The total purchase consideration included the cash price of RMB140 million and the fair value of the Option on December 29, 2008, the acquisition date, which is also the date when the Purchase Agreement was approved by the relevant government authority and upon which the purchase became effective.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Zhengxing Wheel was established as a limited liability company in the PRC by the Lai Family on June 23, 2003. Details of Zhengxing Wheel’s subsidiaries at December 31, 2010 and 2011 are as follows:

Name of company	Place and date of establishment	Attributable equity interests directly held by Zhengxing Wheel at December 31,
	and operation	2010	2011

Zhangzhou Hangshing Zhengxing Co., Ltd. (“Hangshing Zhengxing”)	The PRC May 7, 2003	—	—

Zhengxing Group Benxi Wheel Co., Ltd.	The PRC July 13, 2004	100%	100%

Zhengxing Group Chengdu Wheel Co., Ltd. (“Zhengxing Chengdu”)	The PRC July 30, 2004	100%	100%

Zhengxing Group Langfang Wheel Co., Ltd. (“Zhengxing Langfang”)	The PRC January 21, 2005	100%	100%

Zhengxing Group Hefei Wheel Co., Ltd. (“Zhengxing Hefei”)	The PRC June 9, 2005	100%	100%

Hua’an Zhengxing Wheel Co., Ltd.	The PRC November 19, 2010	100%	100%

Zhengxing Wheel and each of its subsidiaries were engaged in research, development, production and sale of commercial vehicle wheels.

Hangshing Zhengxing was deregistered on September 9, 2010 in accordance with relevant PRC Law. Upon the deregistration of Hangshing Zhengxing, all the assets and liabilities of Hangshing Zhengxing were transferred to Zhengxing Wheel at carrying amounts.

The Company and its subsidiaries are referred to as the “Group”.

The consolidated financial statements of the Group are presented in Renminbi (“RMB”) which is the functional currency of the Company.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Group’s consolidated financial statements comply with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”).

Basis of preparation

The Group’s consolidated financial statements have been prepared on the historical cost basis as explained in the accounting policies set out below. Historical cost is generally based on the fair value of the consideration given in exchange for goods.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold in the normal course of business, net of related taxes and sales rebates.

Revenue is recognized when goods are delivered and title has passed, it is probable that the economic benefits will flow to the Group, the revenue can be measured reliably and collectability is reasonably assured.

The Group’s revenues are principally from sales of commercial vehicle wheels to customers in the PRC and international markets. Revenue arising from sales made to PRC customers consists of sales to original equipment manufacturers (“OEMs”) and tier-one distributors who then resell the Group’s products to retail end-users in the aftermarket through tier-two distributors. The Group sells only to tier-one distributors and it does not sell directly to the tier-two distributors or end-users in the aftermarket. The Group offers discounts or rebates based on the contractual percentages of sales to OEMs in settlement of warranty obligations and the OEMs has no other right of return, the Group also offers discounts or rebates based on the contractual percentages of sales to tier-one distributors which are intended to cover any defective products. The tier-one distributors have no right of return other than for defective products under warranty in a period of three months. As the Group’s cost to fulfill such warranty provisions has historically been insignificant, it is expensed as incurred. The Group’s international sales are sales to international distributors and vehicle manufacturers, with no rights of returns or warranty obligations.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably. Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

Cost of sales

Cost of sales primarily consists of cost of raw materials, direct labour, manufacturing overhead which includes depreciation expenses of plant and machinery.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Property, plant and equipment

Property, plant and equipment including building held for use in the production or supply of goods or services, or for administrative purposes other than construction in progress are stated in the consolidated statements of financial position at cost less subsequent accumulated depreciation and accumulated impairment losses, if any.

Depreciation is recognized so as to write off the cost of items of property, plant and equipment other than construction in progress, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimated accounted for on a prospective basis.

Construction in progress includes property, plant and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognized impairment loss. Costs include professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the Group’s accounting policy. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Prepaid lease payments

Prepaid lease payments represent up-front payments to acquire leasehold land interests and are stated at cost and amortized over the period of the lease on a straight-line basis.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the re-translation of monetary items, are recognized in profit or loss in the period in which they arise.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the year in which they are incurred.

Government grants

Government grants are recognized as income over the periods necessary to match them with the related costs. Grants related to depreciable assets are presented as deferred income and are released to income over the useful lives of the assets. Grants related to expense items are recognized in the same period as those expenses are charged in the consolidated statements of comprehensive income and are reported separately as other income.

Retirement benefit costs

Payments to defined contribution scheme are charged as an expense when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution scheme where the Group’s obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statements of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. The Group’s liability for current tax is calculated using tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary difference to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not be reversed in the foreseeable future.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Taxation - continued

The carrying amount of deferred tax assets is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled, or the asset is realized based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax is recognized in profit or loss, except when it relates to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is charged to profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible asset is measured at cost less accumulated amortization and accumulated impairment losses (if any), on the same basis as intangible assets acquired separately.

As the Group does not have the ability to measure reliably the expenditure attributable to the intangible asset during its development, it has not capitalized any development cost during the years presented.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the weighted average method.

Financial instruments

Financial assets and financial liabilities are recognized in the consolidated statements of financial position when a group entity becomes a party to the contractual provisions of the instruments. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group’s financial assets are loans and receivables.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period to the net carrying amount on initial recognition.

Interest income is recognized on an effective interest basis.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables (including trade and other receivables, pledged bank deposits, fixed bank deposits with maturity periods over three months and bank balances) are carried at amortized cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment of financial assets below).

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

Financial assets - continued

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been affected.

Objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	breach of contract, such as default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, and observable changes in national or local economic conditions that correlate with default on receivables.

The amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables and other receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a trade receivable and other receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

If, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

Financial liabilities and equity instruments - continued

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Interest expense is recognized on an effective interest basis.

Financial liabilities

Financial liabilities (including trade and other payables and bank borrowings) are subsequently measured at amortized cost, using the effective interest method.

Derecognition

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group continues to recognize the asset to the extent of its continuing involvement and recognizes an associated liability. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

The Group derecognizes a financial liability when, and only when, the Group’s obligations are discharged, cancelled or expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based payment transactions

Equity-settled share-based payment transactions

Share options/awarded shares granted to employees

The fair value of services received determined by reference to the fair value of the share options and awarded shares granted at the grant date is expensed as staff costs on a straight-line basis over the vesting period, with a corresponding increase in equity (share option reserve and capital reserve respectively (see Note 24)).

At the end of the reporting period, the Group revises its estimates of the number of share options and awarded shares that are expected to ultimately vest. The impact of the revision of the original estimates during the vesting period, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to share option reserve and capital reserve respectively.

At the time when the share options are exercised, the amount previously recognized in share option reserve will be transferred to paid in capital. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share option reserve will be transferred to retained profits.

Intangible assets

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination are identified and recognized separately where they satisfy the definition of an intangible asset and their fair values can be measured reliably. The cost of such intangible assets is their fair value at the acquisition date.

Subsequent to initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortization and any accumulated impairment losses. Amortization for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives. Alternatively, intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses (see the accounting policy in respect of impairment losses on tangible and intangible assets below).

Impairment losses on tangible and intangible assets

At the end of the reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment losses on tangible and intangible assets - continued

Intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that they may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately.

Earnings per share

Basic earnings per share are calculated by dividing profit attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

Anti-dilutive potential ordinary shares are not considered in the calculation of the diluted earnings per share. Potential ordinary shares are anti-dilutive when the conversion of ordinary shares increases the earnings per share or decreases the net losses per share.

Translation into United States dollar

The consolidated financial statements of the Company are stated in RMB. The translation of RMB amounts as of and for the year ended December 31, 2011 into United States dollar (“US$”) is included solely for the convenience of readers and was made at the rate of RMB6.2939 to US$1.00, which was based on the noon buying rate on December 30, 2011 in The City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representation that RMB amounts could be converted, realized or settled into US$ at the above average rate or at any other rate.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied the following new and revised standards and interpretations issued by the IASB.

Amendments to IFRSs	Improvements to IFRSs issued in 2010
IAS 24 (Revised 2009)	Related Party Disclosures
Amendments to IAS 32	Classification of Rights Issues
Amendments to IFRIC 14	Prepayments of a Minimum Funding Requirement
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments

The application of the new and revised standards and interpretations in the year ended December 31, 2011 has had no material effect on the amounts reported in these consolidated financial statements and/or disclosures set out in these consolidated financial statements.

The Group has not early adopted the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

In May 2011, IASB issued a package of five standards on consolidation, joint arrangements, associates and disclosures including IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011).

IFRS 10 replaces the parts of IAS 27 “Consolidated and Separate Financial Statements” that deal with consolidated financial statements and SIC 12 “Consolidation - Special Purpose Entities”. IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

These five standards are effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted provided that all of these five standards are applied early at the same time.

The directors anticipate that these five standards will be adopted in the Group’s consolidated financial statements for the annual period beginning January 1, 2013. However, the directors have not yet performed a detailed analysis of the impact of the application of these Standards and hence have not yet quantified the extent of the impact.

In May 2011, IASB issued IFRS 13 “Fair Value Measurement” that establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The directors anticipate that HKFRS 13 will be adopted in the Group’s consolidated financial statements for the annual period beginning January 1, 2013 and that the application of the new Standard may not affect the amounts reported in the consolidated financial statements but may result in more extensive disclosures in the consolidated financial statements.

In June 2011, “Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income” was issued. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The presentation of items of other comprehensive income will be modified accordingly when the amendments are applied in the future accounting periods.

IFRS 9 “Financial Instruments (as issued in November 2009)” introduces new requirements for the classification and measurement of financial assets. IFRS 9 “Financial Instruments (as revised in November 2010)” adds requirements for financial liabilities and for derecognition. Under IFRS 9, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at either amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

In relation to financial liabilities, the significant change relates to financial liabilities that are designated as at fair value through profit or loss. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the presentation of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

The directors have not yet performed a detailed analysis of the impact of the application of IFRS 9 and hence have not yet quantified the extent of the impact.

4.	KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 2, the directors of the Company are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Following are the key sources of estimation uncertainty at the end of the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Estimated useful life of property, plant and equipment

Buildings and plant and machinery included in property, plant and equipment are amortized over its useful economic lives. The assessment of estimated useful lives is a matter of judgment based on the experience of the Group, taking into account factors such as conditions of the building and plant and machinery and changes in market demand. Useful lives are periodically reviewed for continued appropriateness. As at December 31, 2010 and December 31, 2011, the carrying amounts of property, plant and equipment were RMB1,198,652,000 and RMB1,184,756,000 (US$188,239,000) respectively.

During the year ended December 31, 2011, an impairment loss of property, plant and equipment of RMB10,259,000 was recognized. No impairment was made in the years ended December 31, 2009 and December 31, 2010.

Estimated impairment of trade receivables

When there is objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Where the actual future cash flows are less than expected, a material impairment loss may arise. As at December 31, 2010 and December 31, 2011, the carrying amounts of trade receivable were RMB451,974,000 and RMB728,884,000 (US$115,808,000) respectively.

No impairment loss of trade receivables was recognized for the years presented.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

4.	KEY SOURCES OF ESTIMATION UNCERTAINTY - continued

Allowance for inventories

Management reviews the aging of the inventories at the end of the reporting periods, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production nor saleable in the market. Management estimates the net realizable value for such items based primarily on the latest invoice prices and current market conditions. As at December 31, 2010 and December 31, 2011, the carrying amounts of inventories were RMB493,381,000 and RMB552,104,000 (US$87,721,000) respectively.

No impairment loss of inventories was recognized for the years presented.

5.	REVENUE AND SEGMENT INFORMATION

The Group determines its operating segments based on the report reviewed by the directors of the Company, who are also the chief operating decision makers, to make strategic decisions.

Information reported to the Group’s chief operating decision makers for the purposes of resource allocation and performance assessment focuses specifically on the sales channels through which the Group’s steel wheels are sold. Accordingly, the Group categorizes its business into three operating segments, namely (i) PRC OEM sales; (ii) PRC aftermarket sales; and (iii) International sales.

•	PRC OEM sales - production and sales of steel wheels to vehicle manufacturers in the PRC.

•	PRC aftermarket sales - production and sales of steel wheels to distributors in the PRC.

•	International sales - production and sales of steel wheels to distributors and vehicle manufacturers outside the PRC.

The Group’s chief operating decision makers make decisions according to the operating results of each segment. Information of segment assets and liabilities is not regularly provided to nor part of the regular reports reviewed by the Group’s chief operating decision makers for the purpose of resources allocation and performance assessment. Accordingly, only segment results are presented.

Segment result represents the profit earned by each segment without adjustments of sales gross up from netting off selling expense, provision of sales rebates and discount, fair value adjustments arose from acquisition of subsidiaries and amortization of capitalized general borrowing costs of qualifying assets, unrealized profit, and without allocation of other operating income, net exchange loss, selling and distribution costs, research and development expenses, administrative expenses, finance costs, income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

5.	REVENUE AND SEGMENT INFORMATION - continued

An analysis of the Group’s revenue and segment results by operating and reportable segments for the years are as follows:

	PRC OEM sales			PRC aftermarket sales			International sales			Consolidated
	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000

Revenue from external customers	814,633	1,352,293	1,549,748	1,000,757	1,323,457	1,984,442	326,363	529,027	561,373	2,141,753	3,204,777	4,095,563	650,719
Inter-segment revenue#	606,636	867,351	883,516	—	—	—	—	—	—	606,636	867,351	883,516	140,377

Total segment revenue	1,421,269	2,219,644	2,433,264	1,000,757	1,323,457	1,984,442	326,363	529,027	561,373	2,748,389	4,072,128	4,979,079	791,096

Reconciliation adjustments:
Gross up adjustment to reverse net off of selling expense	—	—	—	—	—	—	3,488	6,872	4,696	3,488	6,872	4,696	746
Provision of sales rebates and discount	(6,012)	(9,975)	(6,385)	—	(1,870)	—	—	—	—	(6,012)	(11,845)	(6,385)	(1,014)
Inter-segment revenue	(606,636)	(867,351)	(883,516)	—	—	—	—	—	—	(606,636)	(867,351)	(883,516)	(140,377)

Total consolidated net revenue, as reported	808,621	1,342,318	1,543,363	1,000,757	1,321,587	1,984,442	329,851	535,899	566,069	2,139,229	3,199,804	4,093,874	650,451

Total segment cost of sales	(1,252,826)	(1,906,271)	(2,086,136)	(691,669)	(892,084)	(1,319,144)	(281,852)	(451,996)	(480,186)	(2,226,347)	(3,250,351)	(3,885,466)	(617,338)
Reconciliation adjustments:
Fair value adjustments arose from acquisition of subsidiaries
- Additional inventory cost	(6,324)	—	—	(4,493)	—	—	(2,067)	—	—	(12,884)	—	—	—
- Additional depreciation of property, plant and equipment	(1,009)	(799)	(821)	(579)	(681)	(711)	(236)	(344)	(292)	(1,824)	(1,824)	(1,824)	(290)
- Additional amortization of prepaid lease payments	(887)	(703)	(722)	(510)	(599)	(626)	(208)	(303)	(257)	(1,605)	(1,605)	(1,605)	(255)
Amortization of capitalized general borrowing cost of qualifying assets	(89)	(154)	(172)	(51)	(131)	(149)	(21)	(66)	(61)	(161)	(351)	(382)	(61)
Unrealized profit	925	(1,002)	171	—	—	—	—	—	—	925	(1,002)	171	27
Inter-segment revenue	606,636	867,351	883,516	—	—	—	—	—	—	606,636	867,351	883,516	140,377

Total consolidated cost of sales, as reported	(653,574)	(1,041,578)	(1,204,164)	(697,302)	(893,495)	(1,320,630)	(284,384)	(452,709)	(480,796)	(1,635,260)	(2,387,782)	(3,005,590)	(477,540)

Segment result (gross profit before reconciliation)	168,443	313,373	347,128	309,088	431,373	665,298	44,511	77,031	81,187	522,042	821,777	1,093,613	173,758
Reconciliation adjustments:
Sales gross up from netting off selling expense	—	—	—	—	—	—	3,488	6,872	4,696	3,488	6,872	4,696	746
Provision of sales rebates and discount	(6,012)	(9,975)	(6,385)	—	(1,870)	—	—	—	—	(6,012)	(11,845)	(6,385)	(1,014)
Unrealized profit	925	(1,002)	171	—	—	—	—	—	—	925	(1,002)	171	27
Fair value adjustments arose from acquisition of subsidiaries
- Additional inventory cost	(6,324)	—	—	(4,493)	—	—	(2,067)	—	—	(12,884)	—	—	—
- Additional depreciation of property, plant and equipment	(1,009)	(799)	(821)	(579)	(681)	(711)	(236)	(344)	(292)	(1,824)	(1,824)	(1,824)	(290)
- Additional amortization of prepaid lease payments	(887)	(703)	(722)	(510)	(599)	(626)	(208)	(303)	(257)	(1,605)	(1,605)	(1,605)	(255)
Amortization of capitalized general borrowing cost of qualifying assets	(89)	(154)	(172)	(51)	(131)	(149)	(21)	(66)	(61)	(161)	(351)	(382)	(61)

Total consolidated gross profit, as reported	155,047	300,740	339,199	303,455	428,092	663,812	45,467	83,190	85,273	503,969	812,022	1,088,284	172,911

Other operating income										8,248	6,110	11,653	1,851
Net exchange loss										(154)	(2,614)	(5,832)	(927)
Selling and distribution costs										(133,176)	(197,635)	(256,487)	(40,752)
Research and development expenses										(27,136)	(44,698)	(85,398)	(13,568)
Administrative expenses										(69,591)	(99,432)	(129,035)	(20,502)
Finance costs										(53,999)	(57,928)	(60,536)	(9,618)

Profit before taxation										228,161	415,825	562,649	89,395
Income tax expense										(44,776)	(88,055)	(110,448)	(17,548)

Profit and total comprehensive income for the year										183,385	327,770	452,201	71,847

#	Inter-segment revenue is charged at cost plus certain mark up.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

5.	REVENUE AND SEGMENT INFORMATION - continued

The Group’s products can be categorized into tubed steel wheels, tubeless steel wheels, off-road steel wheels and wheel components. The categorization is mainly based on the type of vehicles to which the respective product is assembled as well as the product’s component composition. Revenue from these products is as follows:

	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000

Tubed steel wheels	1,454,177	2,068,480	2,309,378	366,923
Tubeless steel wheels	589,021	990,412	1,587,949	252,299
Off-road steel wheels	31,599	61,177	84,970	13,500
Wheel components	64,432	79,735	111,577	17,729

Total consolidated revenue	2,139,229	3,199,804	4,093,874	650,451

Geographical information

The Group’s operations are located in the PRC. The following table provides an analysis of the Group’s sales by geographical markets based on locations of customers:

	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000

The PRC (country of domicile)	1,809,378	2,663,905	3,527,805	560,512
India	130,796	317,129	272,166	43,243
Others*	199,055	218,770	293,903	46,696

	2,139,229	3,199,804	4,093,874	650,451

*	No further analysis by countries in this category is presented because the revenue from each individual country is insignificant to the total revenue.

All the Group’s non-current assets are located in the PRC.

Information about major customers

No single customer contributed over 10% of total sales to the Group during each of the years ended December 31, 2009, 2010 and 2011.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

6.	OTHER OPERATING INCOME

	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000

Net gain from sales of scrap materials	581	1,466	3,603	573
Government grants	5,407	1,404	2,223	353
Interest income	2,127	2,407	5,031	799
Release of deferred income (note)	133	796	796	126
Gain on disposal of prepaid lease payments (Note 14)	—	37	—	—

	8,248	6,110	11,653	1,851

note:	A grant of RMB15,000,000 was received from the PRC government in 2009 to subsidize the Group’s construction of a new manufacturing plant and related capital expenditures. It has been presented as deferred income (Note 21) and released to income over the useful lives of the related assets.

7.	FINANCE COSTS

	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000
Interest on bank borrowings wholly repayable within five years	58,407	58,686	60,536	9,618
Less: amount capitalized in construction in progress	(4,408)	(758)	—	—

	53,999	57,928	60,536	9,618

Borrowing costs capitalized arose on the general borrowing pool and are calculated by applying the following capitalization rates:

	2009	2010	2011

Capitalization rate	5.5%	5.6%	N/A

8.	INCOME TAX EXPENSE

	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000

Current tax:
PRC Enterprise Income Tax (“EIT”)
- current year	40,515	70,105	90,693	14,410
- overprovision in respect of prior years	—	—	(3,378)	(537)

	40,515	70,105	87,315	13,873

Deferred tax (Note 17):
- current year	4,261	17,950	23,133	3,675

	44,776	88,055	110,448	17,548

CHINA ZENIX AUTO INTERNATIONAL LIMITED

8.	INCOME TAX EXPENSE - continued

The Company is tax exempted in the British Virgin Islands where it was incorporated. No provision for Hong Kong Profits Tax has been made in the consolidated financial statements as China Wheel has no assessable profit for the years presented. All the subsidiaries established in the PRC are subject to PRC EIT at the rate of 25%, other than as follows:

(a)	Zhengxing Wheel was regarded as a “High-new technology enterprise” pursuant to a certificate jointly issued by the relevant Fujian Government authorities on November 25, 2008, MinkeGao [2008] No. 28 dated November 25, 2008 and MinkeGao [2009] No. 6 dated January 22, 2009. The certificate is valid for three years commencing from year 2008. According to relevant PRC regulations, Zhengxing Wheel was entitled to enjoy a preferential tax rate of 15% for the years from 2008 to 2010 provided that the qualifying conditions as a High-new technology enterprise are met.

Zhengxing Wheel applied for renewal of the High-new technology enterprise status prior to December 31, 2011. High-new technology enterprise status was not legally effective until an official certificate has been issued. The Group is in the opinion that it is highly likely that the certificate will be issued in the very near future. Accordingly a reduced rate of 15% was used in the calculation of Zhengxing Wheel’s PRC EIT.

Zhengxing Wheel subsequently received an approval notice jointly issued by the relevant Fujian Government authorities on January 17, 2012, Minke Gao [2012] No. 1. Pursuant to the approval notice, Zhengxing Wheel shall continue to enjoy preferential tax rate of 15% for the years from 2011 to 2013 provided that the qualifying conditions as a High-new technology enterprise are met;

(b)	Zhengxing Langfang was regarded as a “High-new technology enterprise” pursuant to a certificate jointly issued by the relevant Hebei Government authorities on September 15, 2009 and JiGaoRenBan [2009] No. 9 dated September 15, 2009. The certificate is valid for three years commencing from year 2009. According to the relevant PRC regulations, Zhengxing Langfang was entitled to enjoy a preferential tax rate of 15% for the years from 2009 to 2011 provided that the qualifying conditions as a High-new technology enterprise are met;

(c)	Zhengxing Hefei applied for High-new technology enterprise status for the first time prior to December 31, 2010. High-new technology enterprise status was not legally effective until an official certificate has been issued. It was uncertain that whether the certificate would be issued and accordingly the Group has applied the 25% income tax rate in the calculation of PRC EIT in 2010.

Zhengxing Hefei subsequently received a certificate jointly issued by the relevant Anhui Government authorities on March 29, 2011. The certificate is valid for the three years commencing from year 2010. According to the relevant PRC regulations, Zhengxing Hefei was entitled to enjoy a preferential tax rate of 15% for the years from 2010 to 2012 provided that the qualifying conditions as a High-new technology enterprise are met; and

CHINA ZENIX AUTO INTERNATIONAL LIMITED

8.	INCOME TAX EXPENSE - continued

(d)	Zhengxing Chengdu was established in the western region of the PRC and derived more than 70% of its total income from the business of state-encouraged industry as defined under the “Catalogue of Industries Products and Technologies Encouraged by the State of Development” (the “Catalogue”). According to Caishui [2001] No. 202 issued by the Ministry of Finance and the State Administration of Taxation and the General Administration of Customs, it was entitled to enjoy a preferential tax rate of 15% from its date of establishment to December 31, 2010. Such preferential tax treatment is further extended for a period of ten years from 2011 to 2020 on the condition that the enterprise must be engaged in state encouraged industries as defined under the Catalogue pursuant to Caishui [2011] No. 58 issued during 2011. Zhengxing Chengdu should continue to enjoy the preferential tax rate of 15% in 2011 provided that it is engaged in the state encouraged industry under the Catalogue.

The tax charge for the years stated below can be reconciled to the profit before taxation per the consolidated statements of comprehensive income as follows:

	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000

Profit before taxation	228,161	415,825	562,649	89,395

Tax at the domestic income tax rate of 25%	57,040	103,956	140,662	22,349
Tax effect of expenses not deductible for tax purpose	1,383	4,632	7,232	1,149
Overprovision in respect of prior years	—	—	(3,378)	(537)
Tax effect of tax losses not recognized	275	145	9	1
Effect of tax exemption and reliefs granted to PRC subsidiaries	(23,893)	(39,139)	(59,000)	(9,374)
Deferred tax provided on dividends withholding tax of PRC subsidiaries	9,971	18,461	24,923	3,960

Tax charge for the years	44,776	88,055	110,448	17,548

Without tax exemption and tax relief, PRC income taxes would have increased and basic and diluted earnings per share would have decreased by the following amounts:

	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000

Increase in PRC income tax	23,893	39,139	59,000		9,374

Decrease in basic and diluted earnings per share	RMB0.15	RMB0.24	RMB0.31	US$	0.049

CHINA ZENIX AUTO INTERNATIONAL LIMITED

9.	PROFIT AND TOTAL COMPREHENSIVE INCOME FOR THE YEARS

	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000
Profit for the years has been arrived at after charging

Directors and key management’s remuneration:
- Salary	943	1,236	4,123	655
- Retirement benefit scheme contributions	30	34	35	6
- Share-based payment	—	—	4,866	773

Total directors and key management’s remuneration	973	1,270	9,024	1,434
Other staff costs	139,379	192,368	228,028	36,230
Retirement benefit scheme contributions, excluding those of directors and key management	15,309	22,281	26,811	4,260

Total staff costs	155,661	215,919	263,863	41,924

Amortization of prepaid lease payments	5,791	6,112	6,080	966
Cost of inventories recognized as an expense	1,635,260	2,387,782	3,005,590	477,540
Depreciation of property, plant and equipment	73,568	104,156	116,541	18,517
Impairment loss on property, plant and equipment (included in administrative expense)	—	—	10,259	1,630
Loss on disposal of property, plant and equipment	5	235	337	54

10.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to owners of the Company is based on the following data:

	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000

Earnings

Profit for the years attributable to owners of the Company	183,385	327,770	452,201	71,847

Number of shares

Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share	160,000,000	160,000,000	189,772,493	189,772,493

CHINA ZENIX AUTO INTERNATIONAL LIMITED

10.	EARNINGS PER SHARE - continued

The Group had no dilutive potential ordinary shares in issued during 2009 and 2010. The computation of diluted earnings per share in 2011 does not assume the exercise of the Company’s share options as the exercise price of those options is higher than the average market price for shares.

The calculation of basic and diluted earnings per share in the years presented has been adjusted retrospectively to reflect the Share Repurchase and Share Capital Decrease transactions as disclosed in Note 22.

11.	DIVIDENDS

No dividend was paid or declared by the Company during the years presented.

On March 8, 2012, the directors have declared a final dividend of US$1.5 cents per share in cash (2010: nil). The cash dividend was paid in April 2012 to all shareholders of record as of the close of business on March 30, 2012.

12.	INVENTORIES

	As at December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Raw materials	162,899	258,241	41,031
Work in progress	278,520	253,091	40,212
Finished goods	51,962	40,772	6,478

	493,381	552,104	87,721

13.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As at December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Trade receivables	451,974	728,884	115,808
Prepayments to raw material suppliers	247,013	286,446	45,511
Receivables from sales of scrap materials	63,631	86,265	13,706
Value-added tax receivable	—	5,160	820
Prepayment for listing expenses	2,378	—	—
Other receivables	1,436	1,427	227

	766,432	1,108,182	176,072

CHINA ZENIX AUTO INTERNATIONAL LIMITED

13.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS - continued

The Group allows its trade customers an average credit period of 60 days. The following is an aged analysis of trade receivables presented based on the invoice date at the end of each reporting period:

	As at December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

0 - 30 days	340,259	424,713	67,480
31 - 60 days	104,996	275,473	43,768
61 - 90 days	6,719	28,698	4,560

	451,974	728,884	115,808

Before accepting any new customers, the Group assesses the potential customer’s credit quality and defines its credit limits based on the customer’s scale of operations and reputation in the industry.

At the end of the reporting date, the amounts of trade debts which were past due but not impaired were as follows:

	As at December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

61 - 90 days	6,719	8,472	1,346

No impairment loss was made in respect of the above past due debts because the directors considered that the credit quality of the related customers has not deteriorated.

14.	PREPAID LEASE PAYMENTS

	As at December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Analyzed for reporting purposes as:

Non-current assets	266,875	371,142	58,969
Current assets	6,080	8,332	1,323

	272,955	379,474	60,292

CHINA ZENIX AUTO INTERNATIONAL LIMITED

14.	PREPAID LEASE PAYMENTS - continued

Prepaid lease payments represent the rights to use the land (the “Land Use Rights”) in the PRC acquired by the Group.

Prepaid lease payments are amortized over the term of the Land Use Right of 50 years on a straight line basis.

At December 31, 2011, the Group has not yet obtained land use right certificate for certain leasehold land having a carrying amount of RMB112,599,000 (2010: nil). The land use right certificate for those leasehold land was subsequently obtained before the date of the financial statements.

15.	PLEDGED BANK DEPOSITS/FIXED BANK DEPOSITS WITH MATURITY PERIOD OVER THREE MONTHS/BANK BALANCES AND CASH

Pledged bank deposits

These are bank deposits placed at specified bank accounts to secure the Group’s bills payable and will be released upon maturity of the relevant bills.

Fixed bank deposits with maturity period over three months

These represent fixed bank deposits with an original maturity period over three months.

Bank balances and cash

These represent cash and short-term bank deposits with an original maturity of three months or less.

The pledged bank deposits, fixed bank deposits with maturity period over three months and bank balances carried interest at the end of the reporting period as follows:

	2010	2011

Range of interest rates (per annum)	0.1% - 4.6%	0.1% - 5.5%

The pledged bank deposits, fixed bank deposits with maturity period over three months and bank balances that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	2010	2011
	RMB’000	RMB’000

USD	1,726	34,253
Hong Kong Dollar (“HKD”)	—	5,618

CHINA ZENIX AUTO INTERNATIONAL LIMITED

16.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2010	614,576	419,670	3,481	6,799	—	1,044,526
Additions	—	296,331	969	3,631	35,532	336,463
Disposals	—	(6,908)	(195)	(345)	—	(7,448)
Transfer	35,532	—	—	—	(35,532)	—

At December 31, 2010	650,108	709,093	4,255	10,085	—	1,373,541
Additions	—	31,435	990	3,500	79,706	115,631
Disposals	—	(4,484)	(49)	—	—	(4,533)
Transfer	4,120	—	—	—	(4,120)	—

At December 31, 2011	654,228	736,044	5,196	13,585	75,586	1,484,639

DEPRECIATION AND IMPAIRMENT
At January 1, 2010	26,110	45,415	919	1,474	—	73,918
Provided for the year	32,607	68,881	897	1,771	—	104,156
Eliminated on disposals	—	(2,712)	(145)	(328)	—	(3,185)

At December 31, 2010	58,717	111,584	1,671	2,917	—	174,889
Provided for the year	33,916	79,386	956	2,283	—	116,541
Impairment loss	—	10,259	—	—	—	10,259
Eliminated on disposals	—	(1,765)	(41)	—	—	(1,806)

At December 31, 2011	92,633	199,464	2,586	5,200	—	299,883

CARRYING VALUE
At December 31, 2010	591,391	597,509	2,584	7,168	—	1,198,652

At December 31, 2011	561,595	536,580	2,610	8,385	75,586	1,184,756

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At December 31, 2011	89,229	85,254	415	1,332	12,009	188,239

Depreciation is provided to the above items of property, plant and equipment other than construction in progress so as to write off the cost of assets, over their estimated useful lives and after taking into account their estimated residual value of 5%, using the straight-line method, on the following bases:

Buildings	20 years or the remaining period of the leases, if shorter
Plant and machinery	3 to 10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years

The Group replaced certain plant and machinery in a parts production line step by step for quality improvement and new product development. During the year ended December 31, 2011, the directors conducted a review of the Group’s plant and machinery and determined those replaced plant and machinery were impaired due to technical obsolescence and having no residual value. Accordingly, an impairment loss of RMB10,259,000 has been recognized in respect of such plant and machinery.

At December 31, 2011, the Group has not yet obtained property ownership certificate for a portion of its buildings having a carrying amount of RMB10,843,000 (2010: RMB11,390,000).

CHINA ZENIX AUTO INTERNATIONAL LIMITED

17.	DEFERRED TAXATION

The following are the major deferred tax (assets) liabilities recognized and movement thereon during the current and prior reporting periods.

	Unrealized profit in inventories	Undistributed profits of PRC subsidiaries	Deferred income	Fair value adjustment on trade names	Fair value adjustments on acquisition of Zhengxing Wheel other than trade names	Impairment loss on property, plant and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2010	(1,790)	9,971	(2,230)	4,250	25,180	—	35,381
Charge (credit) to profit or loss	(73)	18,461	119	—	(557)	—	17,950

At December 31, 2010	(1,863)	28,432	(2,111)	4,250	24,623	—	53,331
Charge (credit) to profit or loss	185	24,923	119	—	(556)	(1,538)	23,133

At December 31, 2011	(1,678)	53,355	(1,992)	4,250	24,067	(1,538)	76,464

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At December 31, 2011	(267)	8,477	(316)	675	3,824	(245)	12,148

The following is the analysis of the deferred tax balances in the consolidated statements of financial position for financial reporting purposes:

	As at December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Deferred tax assets	(3,974)	(5,208)	(828)
Deferred tax liabilities	57,305	81,672	12,976

	53,331	76,464	12,148

At the end of each reporting period, the Group had the followings unused tax losses:

	As at December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Unused tax losses	26	62	10

No deferred tax asset has been recognized due to the unpredictability of future profit streams. The unused tax losses could be carried forward to offset future taxable profit for five years from the year of origination. During the year ended December 31, 2010, unused tax losses of RMB4,745,000 relating to Hangshing Zhengxing were eliminated as a result of its deregistration.

Under the PRC EIT law, withholding income tax is imposed on dividend paid by PRC entities out of its profits earned since January 1, 2008 to its overseas investors (including Hong Kong investors). Deferred taxation on the undistributed profits of the PRC subsidiaries has been provided in the consolidated financial statements to the extent that in the opinion of the directors such profits will be distributed in the foreseeable future.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

17.	DEFERRED TAXATION - continued

The aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2010 and December 31, 2011 were RMB284,320,000 and RMB533,550,000 (US$84,773,000) respectively, as the Group is able to control the timing of the reversal of the temporary differences and it is probable that such temporary difference will not reverse in the foreseeable future.

18.	INTANGIBLE ASSETS

	RMB’000	US$’000
COST
At January 1, 2010, December 31, 2010 and 2011	17,000	2,701

Intangible assets represent trade names acquired as part of a business combination relating to the acquisition of Zhengxing Wheel on December 29, 2008.

The trade names represent various logos, including those bearing the Chinese name of Zhengxing Wheel, registered both in the PRC and overseas.

The trade names have a legal life of 10 years but are renewable at a minimal cost. The directors of the Company are of the opinion that the Group would renew the trade names continuously and has the ability to do so. Various studies including product life cycle studies, market, competitive and environmental trends, and brand extension opportunities have been performed by management of the Group, which support that the trade names have no foreseeable limit to the period over which the trade name products are expected to generate net cash flows for the Group.

As a result, the trade names are considered by the management of the Group as having an indefinite useful life because they are expected to contribute to net cash inflows indefinitely. The trade names will not be amortized until their useful lives are determined to be finite. Instead they will be tested for impairment annually and whenever there is an indication that they may be impaired.

The recoverable amount of the intangible assets has been determined based on a value in use calculation. For impairment testing purpose, the calculation uses cash flow projections based on financial budgets approved by management covering a 5-year period, and a discount rate of 13.3% (2010: 14.7%). The cash flows beyond the 5-year period are extrapolated with 3% (2010: 3%) growth rate. This growth rate does not exceed the average long-term growth rate for the relevant industry. Other key assumptions for the value in use calculations relate to the estimation of cash inflows which include budgeted sales and gross margin. Such estimation is based on the CGU’s past performance and management’s expectations for market development. The management of the Company are of the opinion that their previous expectation on the potential profitability could be met and as a result, no intangible assets were impaired for both the years.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

19.	TRADE AND OTHER PAYABLES AND ACCRUALS

	As at December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Trade payables	59,790	67,708	10,758
Bills payable - secured	714,330	870,000	138,229

	774,120	937,708	148,987

Deposits from distributors	70,400	125,000	19,861
Payables in respect of acquisition of property, plant and equipment	24,533	3,586	569
Other tax payables	19,159	25,763	4,093
Other payable and accruals	72,695	76,262	12,117

	186,787	230,611	36,640

	960,907	1,168,319	185,627

In general, the Group is required to make full advance payments (including issuance of bills) to suppliers for the purchases of its major raw materials, steel. Suppliers of other raw materials other than steel generally allow the Group a credit period of 60 days.

Bills payable issued by the Group generally have a maturity of 6 months.

The Group has financial risk management policies in place to ensure that all payables are settled within the credit period.

The aging analysis of the Group’s trade payables (including bills payable which is analysed based on issue date) as at the end of each reporting period is as follows:

	As at December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

0 - 30 days	152,174	176,676	28,071
31 - 60 days	105,598	321,032	51,007
61 - 90 days	66,018	190,000	30,188
91 - 180 days	450,330	250,000	39,721

	774,120	937,708	148,987

CHINA ZENIX AUTO INTERNATIONAL LIMITED

20.	BANK BORROWINGS

	As at December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000
Variable-rate bank borrowings repayable:
Within one year	53,500	238,500	37,894
In more than one year but not more than two years	238,500	—	—

	292,000	238,500	37,894
Fixed-rate bank borrowings repayable:
Within one year	760,000	760,000	120,752

Total bank borrowings	1,052,000	998,500	158,646
Less: Amounts due within one year shown under current liabilities	(813,500)	(998,500)	(158,646)

	238,500	—	—

Analyzed as:
Secured	266,000	248,500	39,483
Unsecured	786,000	750,000	119,163

	1,052,000	998,500	158,646

The Group has variable-rate borrowings which carry interest at The People Bank of China Prescribed Interest Rate. Interest is repriced every six months.

Bank borrowings carried the following range of interest rates at the end of the respective reporting period:

	2010	2011

Variable-rate bank borrowings	5.6% - 6.2%	6.2% - 6.9%
Fixed-rate bank borrowings	4.8% - 5.8%	4.8% - 6.6%

All the Group’s bank borrowings are denominated in the functional currency of the relevant group entities.

Details of assets pledged in respect of the Group’s secured bank borrowings are set out in Note 25. In addition, certain secured bank borrowings are guaranteed by certain subsidiaries of the Company.

21.	DEFERRED INCOME

Deferred income represents government subsidy received in support of the Group’s plant and production capacity expansion. Government subsidy of RMB15,000,000 received by the Group in 2009 has been recognised as deferred income and released to income over the useful lives of the related assets.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

22.	CAPITAL STRUCTURE

	Legal number of shares	Accounting number of shares	Amount	Amount
		(note ii)	RMB’000	US$’000

Authorized:
At January 1, 2010 and December 31, 2010 of US$1 each	50,000	500,000,000	340
Net increase in authorized capital (note i)	499,950,000	—	—

At December 31, 2010 and 2011 of US$0.0001 each	500,000,000	500,000,000	340	50

Issued at nominal value:
At January 1, 2010 and December 31, 2010	50,000	160,000,000	106
Issuance of new shares (note i)	160,000,000	—	—
Repurchase of shares (note i)	(50,000)	—	—

	160,000,000	160,000,000	106
Issue of shares through initial public offering (note iii)	46,440,000	46,440,000	30

At December 31, 2011	206,440,000	206,440,000	136	22

notes:

i.	The Company was incorporated on July 11, 2008 with an authorized share capital of US$50,000 dividend into 50,000 ordinary shares of US$1 each. Subsequent to the incorporation, the Company issued and allotted 50,000 shares of US$1 each to the shareholders of the Company to provide the initial capital to the Company (the “Old Shares”). Pursuant to a special board resolution on February 21, 2011, the Company increased its authorized share capital by 500,000,000 ordinary shares of a nominal value of US$0.0001 each and on the same date, the Company resolved to repurchase the Old Shares held by its shareholders in consideration for the issuance of an aggregate 160,000,000 shares (the “Share Repurchase”). Immediately following the Share Repurchase, the Company cancelled the Old Shares and decreased its authorized share capital by US$50,000 dividend into 50,000 shares at a nominal value of US$1 each (the “Share Capital Decrease”), resulting in the Company to have an authorized share capital of US$50,000 divided into 500,000,000 ordinary shares at a nominal value of US$0.0001 each and an issued share capital of US$16,000 divided into 160,000,000 shares having a nominal value of US$0.0001 each.
ii.	All the share and per share data have been retrospectively restated unless otherwise indicated, in the accompanying consolidated financial statements and the related financial statement schedule included in Schedule I for all years presented to reflect the authorized share capital increment, Share Repurchase and Share Capital Decrease.
iii.	On May 2011, the Company issued 46,440,000 ordinary shares of US$0.0001 each for cash at a price of US$1.5 per share, totaling US$69,660,000 (equivalent to approximately RMB452,404,000) before the issuance cost of US$6,376,000 (equivalent to approximately RMB41,413,000), pursuant to the Company’s initial public offering for listing of those shares on the New York Stock Exchange.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

23.	CAPITAL COMMITMENTS

	As at December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of:
- acquisition of property, plant and equipment	27,898	33,943	5,393
- acquisition of leasehold land	100,000	24,910	3,958

	127,898	58,853	9,351

24.	SHARE-BASED PAYMENT TRANSACTIONS

(i)	Restricted shares award

On December 17, 2010, in consideration of his employment with the Company, Newrace agreed to award certain shares it held in the Company to a management executive of the Company at nil consideration. These shares, if and when awarded, would be equivalent to 0.25% of the outstanding shares of the Company on the date when the Company successfully completed the initial public offering of its shares on an internationally recognized stock exchange (the “IPO”).

The Company completed its IPO on May 17, 2011 and 516,100 shares of US$0.0001 each in the Company were awarded to the management executive (the “Restricted Shares”) subject to his continuous employment with the Company and in accordance with the following vesting schedule:

•	35% of the Shares vested on May 17, 2011;

•	25% of the Shares vested on December 31, 2011,

•	20% of the Shares shall vest on December 31, 2012,

•	20% of the Shares shall vest on December 31, 2013

In addition to the above vesting conditions, the management executive has also agreed not to sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale of, pledge or otherwise transfer or dispose of any interest in the Restricted Shares during the 200-day period following the Registration Date.

The total fair value of the Restricted Shares determined at the date of grant is approximately US$600,000 (equivalent to RMB3,863,000) calculated using the Binomial Option Pricing model. The major assumptions used for the calculation are as follows:

Vesting period	May 18, 2011 to December 31, 2013
Estimated share price at date of grant	US$1.52
Expected volatility	44.77% to 62.89%
Expected life	0.4 to 3.04 years
Risk free rate	0.15% to 1.01%
Lock-up discount	11.19% to 39.53%

CHINA ZENIX AUTO INTERNATIONAL LIMITED

24.	SHARE-BASED PAYMENT TRANSACTIONS - continued

(i)	Restricted shares award - continued

The expected volatility was estimated based on the historical daily share price volatility of comparable companies over a historical period commensurate with the expected life of the Restricted Shares.

The award of Restricted Shares by Newrace is regarded as a contribution by the Company’s equity participant. Accordingly, the Company recognized share-based payment expense of RMB2,984,000 for the year ended December 31, 2011(2009 and 2010: nil) in relation to the Restricted Shares with reference to their vesting period, with a corresponding credit to the Company’s capital reserve account.

(ii)	Share Incentive Plan (the “Plan”)

The Company adopted the Plan on February 24, 2011 which shall continue in effect for a period of 10 years unless sooner terminated. The purpose of the Plan is to attract and retain the best available personnel, to provide additional incentives to employees (including officers and directors) and consultants and to promote the success of the Company’s business. Pursuant to the Plan, the Company’s Board of Directors (the “Board”) may, at its discretion, offer to grant incentive share options (“Share Option”), share appreciation rights (“SAR”), dividend equivalent right, restricted shares or other similar benefits (collectively referred to as the “Award”) to any employees or consultants of the Company, its parents or its subsidiaries. The principal terms of the Plan, amongst others, are as follows:

(a)	Subject to adjustments upon changes in the Company’s capitalization, the maximum aggregate number of shares of US$0.0001 each (the “Share(s)”) in the Company which may be issued pursuant to the Awards is 25,000,000 Shares. SARs payable in Shares shall reduce the maximum aggregate number of Shares which may be issued under the Plan only by the net number of actual Shares issued to the grantee upon exercise of the SAR. The Shares to be issued pursuant to Awards may be authorized, but unissued, or repurchased Shares.

(b)	Subject to the terms of the Plan, the Administrator (being the Board or another committee appointed to administer the Plan) shall determine the provisions, terms, and conditions of each Award including but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria.

(c)	The term of each Award shall be the term stated in the Award agreement provided, however, that the term of an Share Option shall be no more than 10 years from the date of grant thereof. However, in the case of an Share Option granted to a grantee who, at the time the Share Option is granted, owns Shares representing more than 10% of the voting power of all classes of shares of the Company or any parent or subsidiary of the Company (“10% Shareholder”), the term of the Share Option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the Award agreement. Notwithstanding the foregoing, the specified term of any Award shall not include any period for which the grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Award.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

24.	SHARE-BASED PAYMENT TRANSACTIONS - continued

(ii)	Share Incentive Plan (the “Plan”) - continued

(d)	The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other later date as is determined by the Administrator.

(e)	The exercise price of an Share Option shall be not less than 100% of the quoted market value of the Share on the New York Stock Exchange on the date of grant unless the grantee is a 10% Shareholder in such a case the exercise price shall be not less than 110% of the quoted market value of the Share on the New York Stock Exchange on the date of grant.

(f)	In the case of SAR, the base appreciation amount shall not be less than 100% of the quoted market value of the Share on the New York Stock Exchange on the date of grant.

(g)	In the case of other Awards, the purchase price shall be determined by the Administrator.

On August 17, 2011 (the “Grant Date”), pursuant to the Plan and in accordance with an employment agreement with a management executive of the Company, the Company granted the management executive Share Options to subscribe for a total of 1,032,200 Shares at an exercise price of US$1.175 per share (being the market value of the Shares on the Grant Date). One-third of the Shares subject to the Share Options shall vest on December 17, 2011 (the “Vesting Commencement Date”), with the remaining Shares vesting ratably on a monthly basis for the twenty four month period following the Vesting Commencement Date.

The following table discloses movements in the Company’s Share Options during the year:

							Number of option shares
Date of grant	Vesting period	Exercise price		Exercisable period	Fair value of each option		Outstanding at 1.1.2009 and 12.31.2010	Granted during the year	Outstanding at 12.31.2011

8.17.2011	8.17.2011 to 12.17.2013	US$	1.175	12.18.2011 to 8.17.2019	US$	0.4807 to US$0.4993	—	1,032,200	1,032,200

The total fair value of the Share Option at the date of grant is approximately US$499,000 (equivalent to RMB3,216,000) calculated using the Binomial Option Pricing model. The major assumptions used for the calculation are as follows:

Share price at date of grant	US$	1.175
Exercise price	US$	1.175
Expected volatility		38.14%
Expected life		8 years
Risk free rate		2.00%

The expected volatility was estimated based on the historical daily share price volatility of comparable companies over a historical period commensurate with the expected life of the options.

The Group recognized share-based payment expenses of RMB1,882,000 for the year ended December 31, 2011 (2010 and 2009: nil) in relation to the Share Options with reference to their vesting period.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

25.	PLEDGE OF ASSETS

At the end of each reporting period, the carrying value of the Group’s assets which were pledged to secure credit facilities granted to the Group are as follows:

	As at December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Bank deposits	71,433	96,211	15,286
Property, plant and equipment	85,935	78,862	12,530
Prepaid lease payments	80,629	66,897	10,629

	237,997	241,970	38,445

26.	RETIREMENT BENEFIT PLANS

The employees of the Group’s subsidiaries in the PRC are members of state-managed retirement benefit schemes operated by the respective local government in the PRC. The Group is required to contribute a specified percentage of the payroll costs to the retirement benefit schemes to fund the benefits. The only obligation of the Group with respect to these schemes is to make the specified contributions.

The amount of contributions to retirement benefit scheme was RMB15,339,000, RMB22,315,000 and RMB26,846,000 (US$4,266,000) for the year ended December 31, 2009, 2010 and 2011, respectively.

27.	RELATED PARTY DISCLOSURES

(i)	Certain patents representing technology for wheel production registered in the name of Mr. Lai were used by the Group free of charge during the relevant years.

(ii)	Compensation of key management personnel

The emoluments of directors of the Company and other members of key management during the relevant years are set out in Note 9.

28.	MAJOR NON-CASH TRANSACTION

The Group recognized share-based payment expense of approximately RMB2,984,000 and RMB1,882,000 in relation to the share option granted and restricted shares awarded, respectively, during the year ended December 31, 2011 (see Note 24).

CHINA ZENIX AUTO INTERNATIONAL LIMITED

29.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that the group companies will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged during the reporting periods.

The capital structure of the Group consists of debts, which includes bank borrowings as disclosed in Note 20, and equity attributable to equity holders of the Company, comprising capital and reserves.

The directors of the Company review the capital structure regularly. As part of this review, the directors consider the cost and the risks associated with each class of the capital. Based on the recommendations of the directors, the Group will balance its overall capital structure through the payment of dividends, raise of new capital as well as the raise of new borrowings or the repayment of existing borrowings.

The Group manages capital risk by reference to total equity compared with bank borrowing. At 31 December 2010 and 2011, these metrics were as follows:

	As at December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Bank borrowings	1,052,000	998,500	158,646

Total Equity	1,056,629	1,935,625	307,540

30.	FINANCIAL INSTRUMENTS

(a)	Categories of financial instruments

	As at December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Financial assets
Loans and receivables (including cash and cash equivalents)	906,494	1,747,408	277,635

Financial liabilities
Amortized cost	1,943,139	2,102,091	333,989

CHINA ZENIX AUTO INTERNATIONAL LIMITED

30.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies

The Group’s major financial instruments include trade and other receivables, trade and other payables, pledged bank deposits, fixed bank deposits with maturity period over three months, bank balances and cash and bank borrowings. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments include market risk, credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Interest rate risk

The Group is exposed to fair value interest rate risk in relation to fixed-rate bank borrowings which carry fixed interest rate, as detailed in the liquidity risk tables below. The Group is also exposed to cash flow interest rate risk in relation to variable-rate borrowings and bank deposits because these balances carry interest at prevailing rates and they are of short maturity.

The Group currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Group’s exposure on ongoing basis and will consider hedging the interest rate should the need arise.

The Group’s exposures to interest rates on financial liabilities are detailed in the liquidity risk management section of this note.

Sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rates for variable-rate bank borrowings and bank deposits at the end of the reporting periods. The analysis is prepared assuming the amounts outstanding at the end of the reporting periods were outstanding for the whole year. If interest rates had been 10 basis points higher/lower for bank borrowings and bank deposits, and all other variables were held constant, the Group’s profit for the year would have increased/(decreased) by the following amount:

	2010	2011	2011
	RMB’000	RMB’000	US$’000

Profit of the year	97	587	93

Credit risk

At the end of each reporting period, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties is arising from the carrying amount of the respective recognized financial assets as stated in the consolidated statements of financial position.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

30.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

Credit risk - continued

In order to minimize the credit risk, the management of the Group has assigned a team to be responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. The Group also requires deposits from its distributors. In this regard, the directors consider that the Group’s credit risk on receivables is significantly reduced.

The Group’s total trade receivables due from the five largest customers accounted for 25% and 26% of its total trade receivables as of December 2010 and 2011.

The credit risk on liquid fund is limited because the counterparties are banks with good reputation.

Currency risk

The Group has foreign currency sales which expose the Group to risk due to changes in foreign exchange rates. At the end of each reporting period, the carrying amounts of the Group’s monetary assets denominated in a currency other than the functional currency of the relevant entities were as follows:

	As at December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Assets (HKD)	—	5,618	893
Assets (USD)	38,620	86,386	13,725

Sensitivity analysis

The Group’s foreign currency risk is mainly concentrated on the fluctuation of USD and HKD. The following table details the Group’s sensitivity to a 5% increase and decrease in RMB against the relevant foreign currencies. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the years end for a 5% change. On this basis, if RMB strengthens against foreign currencies by 5%, the Group will have the following exchange loss, and vice versa.

	2010	2011	2011
	RMB’000	RMB’000	US$’000

Exchange loss	1,931	4,600	731

CHINA ZENIX AUTO INTERNATIONAL LIMITED

30.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. Management monitors the utilization of borrowings.

The following tables detail the Group’s contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest dates on which the Group can be required to pay. The tables include both interest and principal cash flows.

Liquidity and interest risk tables

	Weighted average effective interest rate	On demand/ less than 3 months	3 months to 1 year	1 - 2 years	Total undiscounted cash flows	Carrying amount	Carrying amount
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As at December 31, 2010
Non-derivative financial liabilities
Trade and other payables	—	440,809	450,330	—	891,139	891,139
Bank borrowings - fixed rate	5.31	291,623	491,177	—	782,800	760,000
- variable rate	5.91	10,683	59,228	240,963	310,874	292,000

		743,115	1,000,735	240,963	1,984,813	1,943,139

As at December 31, 2011
Non-derivative financial liabilities
Trade and other payables	—	703,591	400,000	—	1,103,591	1,103,591	175,343
Bank borrowings - fixed rate	5.67	229,962	556,074	—	786,036	760,000	120,752
- variable rate	6.56	201,041	40,005	—	241,046	238,500	37,894

		1,134,594	996,079	—	2,130,673	2,102,091	333,989

(c)	Fair value

The fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the consolidated statements of financial position approximate their fair values.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

31.	OPERATING LEASES

The Group as lessee

	Year ended December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Minimum lease payments paid under operating leases during the year:
Premises	—	186	30

At the end of each reporting period, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of leasehold land and office properties, which fall due as follows:

	As at December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000
Office properties
Within one year	—	1,247	198
In the second to fifth years inclusive	—	2,330	370

	—	3,577	568

Operating lease payments represent rentals payable by the Group for certain of its office properties. Leases of office properties are negotiated for an average term of 3 years with fixed rentals. At December 31, 2011, the Group was committed to pay a consideration of RMB24,910,000 (US$3,958,000) to acquire land use rights, which represents the total consideration for the use of a piece of land in the PRC.

32.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the board of directors and authorized for issue on April 24, 2012.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CHINA ZENIX AUTO INTERNATIONAL LIMITED

STATEMENTS OF COMPREHENSIVE INCOME

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Net exchange loss	—	—	(882)
Administrative expenses	—	(17,196)	(19,690)

Loss and total comprehensive expense for the year	—	(17,196)	(20,572)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

STATEMENTS OF FINANCIAL POSITION

	As at December 31,
	2010	2011
	RMB’000	RMB’000
ASSETS
Current asset
Prepayment of listing expenses	2,378	—
Amount due from a subsidiary	445	—
Bank balances	—	13,210

	2,823	13,210

Non-current asset
Investment in a subsidiary	546,050	940,198

Total assets	548,873	953,408

EQUITY AND LIABILITIES
Current and total liabilities
Other payables	14,558	5,567
Amount due to a subsidiary	5,026	12,329

	19,584	17,896

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 160,000,000 and 206,440,000 ordinary shares issued and outstanding as at December 31, 2010 and 2011 respectively)	106	136
Additional paid-in capital	234	411,225
Reserves	528,949	524,151

Total equity	529,289	935,512

Total equity and liabilities	548,873	953,408

CHINA ZENIX AUTO INTERNATIONAL LIMITED

STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve	Share option reserve	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 31, 2009	106	234	394,769	—	(10)	395,099
Capital contribution	—	—	131,604	—	—	131,604

At December 31, 2009	106	234	526,373	—	(10)	526,703
Loss and total comprehensive expense for the year	—	—	—	—	(17,196)	(17,196)
Capital contribution	—	—	19,782	—	—	19,782

At December 31, 2010	106	234	546,155	—	(17,206)	529,289
Loss and total comprehensive expense for the year	—	—	—	—	(20,572)	(20,572)
Capital contribution	—	—	10,908	—	—	10,908
Issue of shares through initial public offering	30	452,404	—	—	—	452,434
Transaction costs attributable to issue of shares	—	(41,413)	—	—	—	(41,413)
Recognition of equity-settled share-based payments	—	—	2,984	1,882	—	4,866

At December 31, 2011	136	411,225	560,047	1,882	(37,778)	935,512

CHINA ZENIX AUTO INTERNATIONAL LIMITED

STATEMENT OF CASH FLOWS

2011
RMB’000
OPERATING ACTIVITIES
Loss for the year	(20,572)
Adjustment for share-based payment	4,866

Operating cash flows before movements in working capital	(15,706)
Decrease in prepayment	2,378
Decrease in other payables	(8,991)
Increase in amount due to a subsidiary	8,166

NET CASH USED IN OPERATING ACTIVITIES	(14,153)

CASH USED IN AN INVESTING ACTIVITY
Investment in a subsidiary	(394,148)

FINANCING ACTIVITIES
Proceeds from issue of shares through initial public offering	452,434
Capital contribution from a shareholder	10,908
Transaction cost paid attributable to issue of shares	(41,413)

NET CASH FROM FINANCING ACTIVITIES	421,929

NET INCREASE IN CASH AND CASH EQUIVALENTS	13,628

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	—

EFFECT OF CHANGE IN FOREIGN CURRENCY RATE	(418)

CASH AND CASH EQUIVALENTS AT END OF THE YEAR
- representing bank balances	13,210

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO FINANCIAL STATEMENT OF SCHEDULE I

Basis of Presentation

Schedule 1 has been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 per cent of consolidated net assets as of the end of the most recently completed fiscal year.

For the purpose of the presentation of the parent company only financial information, the Company records its investment in subsidiaries under the cost method of accounting. Such investment is presented on the statements of financial position as “Investment in a subsidiary” at cost less any identified impairment loss. As of December 31, 2010 and 2011, RMB470,913,000 and RMB888,991,000 (US$142,246,000), respectively, of the restricted capital and reserves are not available for distribution, as such the condensed financial information of the Company has been presented for the years ended December 31, 2009, 2010 and 2011.

As of December 31, 2010 and 2011, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

For all years presented, there were no cash dividends paid to the Company by its consolidated subsidiaries or associates.

No cash flow statement has been presented for the year 2009 and 2010 as the Company had no cash transaction during those years.