Form 20-F
period 2012-12-31
China Zenix Auto International Ltd
filed 2013-04-10
CIK 1506756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

New York Stock Exchange

(Title of Each Class and Name of Each Exchange on Which Registered)

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

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2010, 2011 and 2012 (successor) and the selected consolidated statements of financial position data as of December 31, 2011 and 2012 (successor) have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive income data for the period from January 1, 2008 to December 28, 2008 (predecessor), the period from July 11, 2008 to December 31, 2008 (successor) and the year ended December 31, 2009 (successor), and the selected consolidated statements of financial position data as of December 28, 2008 (predecessor) and December 31, 2008, 2009 and 2010 (successor) have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm.

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

	Zhengxing Wheel (Predecessor)	China Zenix (Successor)
	The Period From January 1 to December 28,		The Period From July 11 to December 31,	Year Ended December 31,
	(in thousands, except per share data)
	2008		2008	2009		2010		2011		2012		2012
	RMB		RMB	RMB		RMB		RMB		RMB		US$

Selected Consolidated Statements of Comprehensive Income Data:
Revenue	1,835,037		6,796		2,139,229		3,199,804		4,093,874		3,737,965		599,985
Cost of sales	(1,464,738)		(6,457)		(1,635,260)		(2,387,782)		(3,005,590)		(2,795,548)		(448,716)

Gross profit	370,299		339		503,969		812,022		1,088,284		942,417		151,269
Other income, gain and loss	5,641		—		8,248		6,110		11,653		17,066		2,739
Net exchange (loss) gain	(4,092)		(8)		(154)		(2,614)		(5,832)		922		148
Selling and distribution costs	(103,053)		(406)		(133,176)		(197,635)		(256,487)		(252,109)		(40,466)
Research and development expenses	(18,320)		(78)		(27,136)		(44,698)		(85,398)		(90,823)		(14,578)
Administrative expenses	(58,502)		(488)		(69,591)		(99,432)		(129,035)		(138,040)		(22,157)
Finance costs	(32,859)		(386)		(53,999)		(57,928)		(60,536)		(50,916)		(8,173)

Profit (loss) before taxation	159,114		(1,027)		228,161		415,825		562,649		428,517		68,782
Income tax (expense) credit	(26,105)		6		(44,776)		(88,055)		(110,448)		(66,885)		(10,736)

Profit (loss) and total comprehensive income (expense) for the period/year	133,009		(1,021)		183,385		327,770		452,201		361,632		58,046

Profit (loss) and total comprehensive income (expense) attributable to:
Owners of the Predecessor/Successor	132,210		(1,021)		183,385		327,770		452,201		361,632		58,046
Non-controlling interests	799		—		—		—		—		—		—

	133,009		(1,021)		183,385		327,770		452,201		361,632		58,046

(Loss) earnings per share
Basic		RMB	(0.01)	RMB	1.15	RMB	2.05	RMB	2.38	RMB	1.75	US$	0.28
Diluted		RMB	(0.01)	RMB	1.15	RMB	2.05	RMB	2.38	RMB	1.75	US$	0.28

Earnings per ADS
Basic						RMB	8.19	RMB	9.53	RMB	7.00	US$	1.12
Diluted						RMB	8.19	RMB	9.53	RMB	7.00	US$	1.12

Dividend declared and paid per share	—		—		—		—		—		0.09		0.015

	Zhengxing Wheel (Predecessor)	China Zenix (Successor)
	As of December 28,	As of December 31,
	(in thousands, except per share data)
	2008	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	RMB	US$

Selected Consolidated Statements of Financial Position Data:
ASSETS
Current assets
Inventories	355,779	366,381	464,881	493,381	552,104	364,351	58,482
Trade and other receivables and prepayments	366,363	352,165	623,588	766,432	1,108,182	813,445	130,567
Prepaid lease payments	4,061	5,666	6,165	6,080	8,332	9,425	1,513
Taxation recoverable	17,830	17,830	—	—	—	—	—
Pledged bank deposits	49,200	90,800	74,740	71,433	96,211	70,884	11,378
Fixed bank deposits with maturity period over three months	—	—	—	—	105,000	160,000	25,682
Bank balances and cash	98,403	96,793	134,782	318,020	729,621	827,271	132,786

Total current assets	891,636	929,635	1,304,156	1,655,346	2,599,450	2,245,376	360,408

Non-current assets
Property, plant and equipment	790,709	815,130	970,608	1,198,652	1,184,756	1,405,544	225,605
Prepaid lease payments	177,978	257,710	276,380	266,875	371,142	414,149	66,475
Deposits paid for acquisition of property, plant and equipment	20,195	20,195	—	2,503	40,849	55,198	8,860
Deposit paid for acquisition of prepaid lease payments	—	—	—	20,000	—	—	—
Deferred tax assets	2,088	2,088	4,020	3,974	5,208	4,629	743
Intangible assets	—	17,000	17,000	17,000	17,000	17,000	2,729

Total non-current assets	990,970	1,112,123	1,268,008	1,509,004	1,618,955	1,896,520	304,412

Total assets	1,882,606	2,041,758	2,572,164	3,164,350	4,218,405	4,141,896	664,820

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	559,489	562,092	814,443	960,907	1,168,319	1,060,095	170,157
Amounts due to related parties	241,370	381,370	81,370	—	—	—	—
Taxation payable	—	—	13,802	24,234	21,810	10,594	1,700
Bank borrowings	538,000	551,000	608,000	813,500	998,500	700,000	112,358

Total current liabilities	1,338,859	1,494,462	1,517,615	1,798,641	2,188,629	1,770,689	284,215

Non-current liabilities
Bank borrowings	120,000	120,000	292,000	238,500	—	—	—
Deferred income	—	—	14,071	13,275	12,479	11,681	1,875
Deferred tax liabilities	—	33,208	39,401	57,305	81,672	79,827	12,813

Total non-current liabilities	120,000	153,208	345,472	309,080	94,151	91,508	14,688

Total liabilities	1,458,859	1,647,670	1,863,087	2,107,721	2,282,780	1,862,197	298,903

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 160,000,000 issued and outstanding as of December 31, 2008, 2009 and 2010 and 206,440,000 issued and outstanding as of December 31, 2011 and 2012)	—	106	106	106	136	136	22
Registered and/or additional paid in capital	131,000	234	234	234	411,225	391,711	62,874
Reserves	292,747	393,748	708,737	1,056,289	1,524,264	1,887,852	303,021

Total equity attributable to owners of the Predecessor/Successor	423,747	394,088	709,077	1,056,629	1,935,625	2,279,699	365,917

Total equity	423,747	394,088	709,077	1,056,629	1,935,625	2,279,699	365,917

Total equity and liabilities	1,882,606	2,041,758	2,572,164	3,164,350	4,218,405	4,141,896	664,820

Exchange Rate Information

Our business is primarily conducted in the PRC, and we expect that most of our revenue will be denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts in this annual report were made at the rate of RMB6.2301 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2012.

The following table sets forth exchange rate information for the periods indicated:

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2012
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 3, 2013)	6.1962	6.2011	6.2078	6.1962

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

As the PRC economy developed, domestic commercial vehicle sales had enjoyed a relatively long period of growth, which partially drove the domestic sales of our products. Domestic commercial vehicle sales decreased, however, in 2011 and 2012 primarily due to the prolonged slowdown in the global economy and PRC government policies including control over capital investment and cancellation of the government stimulus measures implemented to assist the automotive industry in 2009 and 2010. As a result, the rate of growth of our PRC OEM sales decreased significantly in 2011 compared to the prior year, and our PRC aftermarket and OEM sales decreased in 2012 compared to the prior year. Outside the PRC, our international sales have been affected by the recent global financial crisis which began in the second half of 2008, as some of the countries to which we export our products experienced an economic slowdown and the demand in the international automotive market reduced significantly between 2008 and 2009. Our international sales improved in 2010 as a result of the gradual recovery of the global economy in 2010 but ongoing economic difficulties in various markets limited growth of such sales in 2011. Despite the ongoing economic difficulties in various markets, including India, our international sales improved in 2012 as a result of our enhanced sales and marketing efforts in various countries in Asia. In addition, the implementation, renewal, change or cancellation of any government policies in the future, such as economic stimulus or tightening measures or currency controls, in the PRC or in any of the international markets where our products are sold, may significantly affect our business.

If the demand for our steel wheels declines as a result of changes of economic conditions in the automotive industry or does not grow at the pace we anticipate, our business, financial condition, results of operations and prospects could be harmed.

We are reliant on our major customers and currently do not have multi-year contracts with almost all such customers.

We rely on our major customers. In 2010, 2011 and 2012, the aggregate sales to our five largest customers (including the PRC aftermarket, PRC OEMs and international sales) accounted for 23.0%, 21.4% and 19.0% of our revenue, respectively. Tata Motors, our largest customer worldwide in 2010 and 2011 and fifth largest customer worldwide in 2012, accounted for 8.3%, 5.5% and 3.3% of our revenue for 2010, 2011 and 2012, respectively. Our largest customer worldwide in 2012 accounted for 5.0% of our revenue for that year.

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

A significant portion of our revenue comes from distributors, on which we exclusively rely to reach the aftermarket in the PRC. We have 24 tier-one distributors in the PRC, with whom we have direct contractual relationships. In turn, these tier-one distributors resell our products to tier-two distributors. Our five largest tier-one distributors accounted for 16.2%, 16.8% and 16.7% of our revenue in 2010, 2011 and 2012, respectively. We believe that we will continue to generate a significant portion of our revenue from sales to our tier-one distributors in the PRC.

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

Our products are mainly sold in the PRC, but international sales to India and more than 30 other countries worldwide, both to international distributors and OEMs, are significant, accounting for 16.7%, 13.8% and 16.2% of our revenue in 2010, 2011 and 2012, respectively. As a result, our operations and financial performance are affected by the social, economic, political and regulatory conditions in these countries and countries where we may operate or where our products may be sold in the future. Furthermore, regulations and policies affecting trade and bilateral relations between the PRC and the countries and regions to which we export our products can adversely affect our international sales in those countries and regions.

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

For example, due to the ongoing economic difficulties in India including the instability of local economic conditions and fluctuation in the value of the Indian Rupee, we have suspended our plan to establish a steel wheel manufacturing facility in India for the time being, and we intend to resume such plan when the economic conditions in India improve.

In addition, we have faced trade barriers in our international markets. For example, the Indian government initiated proceedings in 2006 to impose anti-dumping duties on Indian companies for importing steel wheel products from the PRC primarily in an attempt to protect local Indian steel wheel manufacturers, which generally do not offer steel wheels at the prices that we and our PRC competitors are able to offer in India. We participated in the relevant investigation and proceedings initiated by the Indian government, which ended in 2007. As a result of our efforts, Indian importers are subject to a lower import tax rate when importing from us compared to some of our PRC competitors. The Indian government initiated similar proceedings in 2012 which may subject the products of us and our competitors to higher import tax rate. Such proceedings are still on-going. We and our products may from time to time be subject to further import taxes or anti-dumping duties in India and other countries where our products are sold, which could have an adverse impact on the prices and sales of our products in those countries. In addition, responding to any initiation of protection measures against us or our products in our international markets may significantly divert the resources and attention of our management.

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

We sell a portion of our products in international markets through independent non-U.S. distributors that are responsible for interacting with the end-users of our products. Historically, some of our independent non-U.S. distributors were located in countries that were subject to U.S. economic sanctions, namely, Burma, Iraq, Iran, Lebanon and Syria. In 2010, our aggregate sales to the non-U.S. distributors in those sanctioned countries accounted for less than 2.0% of our revenue in that year. We ceased selling to such non-U.S. distributors in those sanctioned countries in October 2010.

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

As we operate in a highly competitive industry, we currently face competition from other manufacturers of steel and aluminum wheels in the PRC. In the PRC market, we primarily compete with companies such as Shandong Xingmin Wheel, Dongfeng Motor Wheel, Changchun FAWAY Automobile Components, Xiamen Sunrise Wheel, Alcoa Inc. and Alex Global Technology, Inc. In India, our principal international market, we primarily compete with local wheel manufacturers such as Wheels India and Hayes Lemmerz. Our success depends, among other things, on our ability to maintain and improve our products and production capabilities to meet the needs of our existing and new customers. In particular, there is intense competition for a limited number of OEM customers. If our products do not meet the requirements of our existing and new customers, if our competitors offer better products or more competitive prices for similar products, or if our products otherwise fail to compete successfully in the industry, our financial performance may be adversely affected.

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

These and other market changes may increase or decrease demand for certain of our existing and planned products. We anticipate incurring significant costs to appropriately accommodate such changing market trends. For example, we have increased the weight of tubeless steel wheel production as a proportion of our overall production in recent years and are in the process of establishing a new aluminum wheel manufacturing facility in the PRC. We have devoted significant financial and other resources to these activities and expect to incur additional costs in the future. Furthermore, we may not be successful in keeping up with or foreseeing the changing demands in the market, and we may not otherwise realize the full benefit of our investments made in anticipation of any particular market trend. Although, as described in the next risk factor, we are actively engaging in research and development activities to keep up with changing market demands, we cannot assure you that we will successfully meet future market demands. Any of these factors could adversely affect our business, financial condition, results of operations and prospects.

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

We have undergone a series of expansions to our existing manufacturing facilities in recent years, including in 2010, 2011 and the first half of 2012. While we temporarily suspended such expansion in the second half of 2012 primarily due to a decrease in our PRC aftermarket and OEM sales, we intend to resume our expansion plan and further steadily expand our manufacturing facilities in the long-term depending on market conditions. In addition, we are in the process of establishing a new aluminum wheel manufacturing facility.

Although we have significantly expanded our production capacity and are planning to further steadily expand our manufacturing facilities in the long-term depending on market conditions, it is possible that demand for our products may exceed our production capacity in future periods, in which case we may be required to further expand our production capacity to maintain or increase our market share. However, such future expansion is subject to significant risks and uncertainties, including:

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

Our future success depends substantially on the continuing services of our senior management team, in particular, Mr. Jianhui Lai, our founder, chairman, chief executive officer and controlling shareholder. Mr. Lai has over 20 years of experience in the commercial vehicle wheel industry, particularly in managing vehicle wheel businesses. Mr. Lai’s experience and efforts have been instrumental in the development of our company. If Mr. Lai or any of our other senior executives or key personnel are unable or unwilling to remain with our company, we may not be able to replace them with appropriate candidates, our business may be disrupted and our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Labor is a key component of our manufacturing operations in the PRC. In addition to the labor contract law, discussed below in “—Risks Relating to Doing Business in the PRC—The enforcement of the PRC labor contract law and its implementation rules and increase in labor costs in the PRC may adversely affect our business and our profitability,” other factors may increase our costs of labor in the PRC. As the PRC economy continues to develop, its labor force is becoming more educated and is undergoing other demographic changes. As a result, the number of available workers for our manufacturing operations may decrease or such workers may demand higher wages. In addition, increases in the size or number of our competitors or other manufacturing businesses may adversely affect our ability to recruit and retain workers for our own manufacturing operations. Our total staff costs in 2010, 2011 and 2012 were RMB215.9 million, RMB263.9 million and RMB285.5 million (US$45.8 million), which represented 6.8%, 6.4% and 7.6% of our revenue in each of those years, respectively. A significant increase in labor costs for our operations in the PRC could adversely affect our business, financial condition, results of operations and prospects.

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

For our PRC aftermarket sales, our tier-one distributors are required to provide us a credit deposit typically equal to approximately one-month of indicative annual purchase amount. Depending on the actual sales amount, we typically provide our tier-one distributors a credit term of 45 to 55 days from the delivery of our products. We typically provide our OEM customers in the PRC a credit term of 55 to 75 days from the delivery of our products, depending on the sales amount. For international sales, we typically provide our customers a credit term of 30 days from delivery of our products. For certain new international customers, we require payment of the entire purchase price at the time of purchase. As of December 31, 2010, 2011 and 2012, we had trade receivables of RMB452.0 million, RMB728.9 million and RMB530.1 million (US$85.1 million), respectively, which represented 14.1%, 17.8% and 14.2% of our revenue in each of those years, respectively.

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

We have developed a large portfolio of intellectual property rights in the PRC to protect the technologies, inventions and improvements significant to our business, and we believe that this is important for us to maintain a competitive advantage in the marketplace. As of December 31, 2012, we owned a total of 102 patents in the PRC. In addition, we had registered 537 trademarks with China’s Trademark Office as of December 31, 2012, and are currently in the process of applying for 10 additional trademarks in the PRC. We also have a number of trademarks and trademark applications in a number of the countries to which we export our products.

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

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation.

The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. In addition, an independent registered public accounting firm for a public company may be required to issue an attestation report on the effectiveness of such company’s internal control over financial reporting.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2012. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2012. Please refer to Item 15 “Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting” and “—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

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

Prior to January 1, 2008, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory tax rate of 33.0%. The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation rules issued by the State Council of the PRC, or the State Council, became effective as of January 1, 2008. The EIT Law provides that all enterprises in the PRC, including foreign-invested companies, are subject to a uniform 25.0% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Accordingly, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory rate of 25.0% after January 1, 2008, except for (i) Zhengxing Wheel, which was recognized as a “High and New Technology Enterprise” in 2008 and 2012 and enjoys a preferential tax rate of 15.0% from 2008 to 2013, (ii) Zhengxing Group Langfang Wheel Co., Ltd., which was recognized as a “High and New Technology Enterprise” in 2009 and enjoyed a preferential tax rate of 15.0% from 2009 to 2011, (iii) Zhengxing Group Hefei Wheel Co., Ltd., which was recognized as a “High and New Technology Enterprise” in 2011 and enjoyed a preferential tax rate of 15.0% from 2010 to 2012 (the preferential tax rate of 15.0% applied retrospectively for 2010, the effect of which was not reflected in our income tax expense in 2010, and relevant adjustments were made in our consolidated financial statements for 2011) and (iv) Zhengxing Group Chengdu Wheel Co., Ltd., which was incorporated in the western region of the PRC in July 2004 and derived more than 70.0% of its total income from the business of state-encouraged industry, and enjoys a preferential tax rate of 15.0% from its inception in 2004 to 2020.

These preferential income tax rates are subject to periodic review and renewal by PRC authorities. For example, we are in the process of applying for the renewal of the status as a “High and New Technology Enterprise” for Zhengxing Group Langfang Wheel Co., Ltd. in order for this entity to continue enjoying the preferential tax treatment upon the expiration of the relevant period indicated above and will need to make a similar application for Zhengxing Group Hefei Wheel Co., Ltd. when its preferential tax treatment period expires. If our subsidiaries fail to maintain their preferential tax statuses, their applicable EIT rate may increase to up to 25.0%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

We also benefit from PRC tax policies designed to encourage exports. In the PRC, steel wheels are normally subject to a value-added tax, or VAT, of 17.0%, but we receive a full rebate of or exemption from the VAT for the steel wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB94.7 million, RMB92.1 million and RMB104.3 million (US$16.7 million) in 2010, 2011 and 2012, respectively. However, these VAT exemptions and rebates for exported steel wheels may be eliminated by the PRC government. If this occurs, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We incurred non-cash share-based compensation expenses in 2011 and 2012 and expect to continue to incur such expenses. If our company or shareholders grant restricted shares, share options and other share-based compensation to our employees, directors or consultants in consideration of their services to our company in the future, we may incur additional non-cash share-based compensation expenses, and our net income may be adversely affected.

Newrace Limited, one of our shareholders, has made a grant of restricted ordinary shares to Mr. Yifan Li, our chief financial officer, in consideration of his service to our company. As a result of this grant of restricted shares by Newrace Limited, we incurred non-cash share-based compensation expenses of RMB3.0 million and RMB0.6 million (US$0.1 million) in 2011 and 2012, respectively, and we expect to incur additional compensation expenses in 2013 in connection with this grant. We also incurred non-cash share-based compensation expenses of RMB1.9 million and RMB1.3 million (US$0.2 million) in 2011 and 2012, respectively, in connection with the share option granted to one of our executive officers in August 2011 and the restricted share unit awards granted to each of our independent directors in March 2012 under our 2011 Share Incentive Plan. We may incur additional such expenses in connection with other share-based compensation grants we or our shareholders may make to our employees, directors or consultants in the future as an important means to attract and retain such personnel. We account for compensation costs for all such restricted share grants, share options and restricted share unit awards using the fair value determined on the grant date and recognize the expenses in our consolidated statement of comprehensive income. These compensation expenses may materially and adversely affect our net income. Please refer to Item 5A “Operating and Financial Review and Prospects—Operating Results—Equity-settled Share-based Compensation Expense.”

We had net current liabilities.

As of December 31, 2010, we had net current liabilities of RMB143.3 million. We had net current assets of RMB410.8 million and RMB474.7 million (US$76.2 million) as of December 31, 2011 and 2012, respectively. Our previous net current liability position was primarily due to our need for a significant amount of working capital in connection with our continuous expansion of business in recent years and the fact that parts of our capital expenditures were funded by cash flows from operations and current bank borrowings. Such position was improved by net proceeds from our initial public offering and profit for the year in 2011 and 2012 and resulted in a net current asset position as of December 31, 2011 and 2012. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing and the net proceeds from our initial public offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all. If we have difficulty obtaining sufficient capital for operations or expansion, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We currently conduct our business through our subsidiaries established in the PRC. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. As of December 31, 2012, the accumulated profits of our PRC subsidiaries, on a consolidated basis under PRC accounting standards, that were unrestricted and were available for distribution amounted to RMB1,533.4 million (US$246.1 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

The SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control Over Financing and Return Investment of Domestic Residents through Overseas Special Purpose Vehicles, or Circular 75, in October 2005, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside the PRC for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Furthermore, PRC residents are required to file amendments to their registrations with the local SAFE branch if their special purpose companies undergo material events involving changes in capital, such as changes in share capital, mergers and acquisitions, share transfers or exchanges, spin-off transactions or long-term equity or debt investments. Our current beneficial owners who, to our knowledge, are PRC residents are in the process of registering with the local SAFE branch as required under Circular 75. We cannot, however, provide any assurances that such registration will be completed in a timely manner, or at all, or that any future beneficial owners who are PRC residents will be able to comply with the SAFE regulations in a timely manner, or at all. Any failure of our current or future beneficial owners who are PRC residents to comply with the registration procedures set forth in Circular 75 may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our consolidated PRC entities, limit our consolidated PRC entities’ ability to distribute dividends to us or the offshore entities set up by our beneficial owners or otherwise materially and adversely affect our business.

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

While the application of the 2006 M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval was not required in the context of our initial public offering as, among other reasons, we were not considered a special purpose vehicle formed or controlled by PRC companies or PRC individuals. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for our initial public offering, we may face regulatory actions or other sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material and adverse effect on our reputation, business, financial condition, results of operations and prospects, as well as the trading price of our ADSs.

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

The enforcement of the PRC labor contract law and its implementation rules and increase in labor costs in the PRC may adversely affect our business and our profitability.

The PRC Labor Contract Law, or the Labor Contract Law, became effective on January 1, 2008 and was amended on December 28, 2012, and the implementation rules became effective on September 18, 2008. The Labor Contract Law and its implementation rules impose more stringent obligations on employers for, among others, entering into written employment contracts, hiring temporary employees, dismissing employees, setting compensations for dismissal and protecting certain sick or disabled employees from dismissal and setting forth detailed requirements relating to the contents of the employment contracts. The implementation of the Labor Contract Law may increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen grantees or us to fines and other legal or administrative sanctions.

On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Share Option Plan of Overseas-Listed Company, or the Share Option Rule. On February 15, 2012, the SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or the Stock Incentive Plan Rule, which replaced the Share Option Rule. Under the Stock Incentive Plan Rule, PRC citizens who are granted share options or other employee equity incentive awards by an overseas publicly-listed company are required, through a qualified PRC agent or a PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options or other employee equity incentive plans. We and our PRC citizen grantees are subject to these regulations. If we or our PRC citizen grantees fail to comply with these regulations, we or our PRC citizen grantees may be subject to fines and other legal or administrative sanctions.

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

Under the EIT Law, and its implementation rules, both of which came into effect on January 1, 2008, PRC enterprise income tax at the rate of 10.0% is generally applicable to dividends payable to investors that are “non-resident enterprises,” to the extent such dividends have their sources within the PRC, unless the tax rate is reduced by a tax treaty between the PRC and the relevant jurisdiction. We are a British Virgin Islands holding company, and substantially all of our income may come from dividends we receive from our subsidiary located in Hong Kong, which in turn derives substantially all of its income from our indirect subsidiaries located in the PRC. If our subsidiary in Hong Kong is considered a non-resident enterprise, dividends it receives from the subsidiaries in the PRC will generally be subject to a 10.0% withholding tax under the EIT Law and its implementing rules, or 5.0% withholding tax if the tax treaty between Hong Kong and the PRC is applicable, either of which will reduce the amount of dividends, if any, we may pay to our shareholders and ADS holders.

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law and we may therefore be subject to PRC income tax on our global income.

Under the EIT Law and its implementation rules, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and will generally be subject to the uniform enterprise income tax at the rate of 25.0% on its global income, which excludes dividends received directly from another PRC resident enterprise. “De facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the SAT, issued the Notice on Determination of Tax Resident Enterprises of Chinese-controlled Offshore Incorporated Enterprises in accordance with Their De Facto Management Bodies, or Circular 82, that sets forth certain specific criteria for determining whether the “de facto management bodies” are located in the PRC for an offshore incorporated enterprise controlled by PRC enterprises. However, the relevant PRC laws and regulations remain unclear as to how the PRC tax authorities will treat an overseas enterprise, with all of its management team members residing in the PRC, invested or controlled by another overseas enterprise as in our case. If we are treated as a resident enterprise for PRC tax purposes, we would be subject to PRC enterprise income tax at the rate of 25.0% on our global income, which could adversely affected our net income and results of operations.

Dividends payable by us to our foreign investors, and gains on the sales of our ordinary shares or ADSs, may be subject to taxes under PRC tax laws, which may materially reduce the value of your investment.

Under the EIT Law and its implementation rules, PRC enterprise income tax at the rate of 10.0% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, gains realized on the transfer of ordinary shares or ADSs by such investors are also subject to the 10.0% PRC enterprise income tax if such gains are regarded as income derived from sources within the PRC. We are a British Virgin Islands holding company, and substantially all of our income may come from dividends we receive from our indirect subsidiaries located in the PRC. It is unclear whether the dividends we pay with respect to our ordinary shares or ADSs, or the gains realized on the transfer of our ordinary shares or ADSs, would be treated as PRC-sourced income and be subject to PRC taxes. If we are required under the EIT Law to withhold PRC enterprise income tax on our dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

The strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.

In connection with the EIT Law, the Ministry of Finance of the PRC and the SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retrospectively on January 1, 2008. By promulgating and implementing these circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-resident enterprise. For example, Circular 698 specifies that the SAT is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed by abusing corporate structures for tax-avoidance purposes and without reasonable commercial intention. We may pursue acquisitions as one of our growth strategies, and may conduct acquisitions involving complex corporate structures. We cannot be assured that the PRC tax authorities will not, at their discretion, adjust the taxable capital gains of the seller, which may indirectly increase acquisition costs.

Our financial performance and prospects could be affected by natural disasters or health epidemics.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics. In March 2011, a magnitude 9.0 earthquake followed by a tsunami struck northeast Japan devastating much of the affected areas and causing widespread damage and casualties. In addition, in May 2008, a magnitude 8.0 earthquake struck Sichuan Province and certain other parts of the PRC, causing severe damage and casualties. Moreover, certain countries and regions, including the PRC, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past few years and, more recently in 2009, the outbreak of influenza A (H1N1). There have also been recent reports of outbreaks of an avian flu caused by the H7N9 virus, including confirmed human cases, in China. We are unable to predict the effect, if any, that any future natural disasters and health and public security hazards may have on our business. Furthermore, such natural disasters and health and public security hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects.

The audit report included in this annual report has been prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws in the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws in the United States and professional standards. However, because we have substantial operations within the PRC, the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities. As a result, our auditors are not currently inspected fully by the PCAOB.

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

Sales of our ADSs or ordinary shares in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2013, we had 206,500,000 ordinary shares outstanding, including 62,440,000 ordinary shares represented by 15,610,000 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to restrictions as applicable under Rule 144 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our controlling shareholder has substantial influence over our company and its interests may not be aligned with your interests.

As of March 31, 2013, our controlling shareholder, Mr. Jianhui Lai (through Newrace Limited), beneficially owned approximately 69.5% of our outstanding ordinary shares. Mr. Lai is also our founder, chairman and chief executive officer. The amount of ordinary shares beneficially owned by Mr. Lai also includes certain restricted ordinary shares granted to Mr. Yifan Li in connection with his service as our chief financial officer. Under such arrangement, Mr. Li is entitled to receive 103,200 ordinary shares from Newrace Limited on December 31, 2013. Please refer to Item 6E “Directors, Senior Management and Employees—Share Ownership” and Item 7B “Major Shareholders and Related Party Transactions—Related Party Transactions—Restricted Shares Granted to Mr. Yifan Li by Newrace Limited.” Our controlling shareholder has a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those who purchased ADSs in our initial public offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

We are exempt from certain corporate governance requirements of the New York Stock Exchange.

We are exempt from certain corporate governance requirements of the New York Stock Exchange by virtue of being a foreign private issuer, as such term is defined in the rules promulgated by the SEC. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practice required to be followed by U.S. domestic companies under the New York Stock Exchange rules. The standards applicable to us are considerably different from the standards applied to U.S. domestic issuers. For instance, we are not required to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the Exchange Act);

•	have a minimum of three members on our audit committee;

•	have a compensation committee, a nominating or corporate governance committee;

•	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the New York Stock Exchange;

•	have regularly scheduled executive sessions with only non-management directors; or

•	have at least one executive session of solely independent directors each year.

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

History of Our Predecessor, Zhengxing Wheel, and its Subsidiaries

Our business commenced in 2003 with the incorporation of our predecessor, Zhengxing Wheel (initially named Fujian Zhengxing Wheel Co., Ltd.) under the laws of the PRC, which was then 80.0% owned by Mr. Jianhui Lai, our founder, chairman, chief executive officer and controlling shareholder, 5.0% owned by Mrs. Lizhu Lai (Mr. Jianhui Lai’s spouse), 5.0% owned by Mr. Deshun Lai (Mr. Jianhui Lai’s brother), 5.0% owned by Mr. Dexiong Lai (Mr. Jianhui Lai’s brother) and 5.0% owned by Mr. Jianping Lai (Mr. Jianhui Lai’s brother). Mr. Jianhui Lai and the other four founders subsequently made additional capital contributions to Zhengxing Wheel in 2003, 2005 and 2006, which ultimately increased Mr. Jianhui Lai’s shareholding in Zhengxing Wheel to 89.3% with the other four founders owning the remaining equity interest.

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

In addition, we established Hua’an Zhengxing Wheel Co., Ltd. in November 2010 which is expected to own our planned aluminum wheel manufacturing facility upon its completion. We also established Zhengxing Indo Wheels Private Limited in India in January 2012 to operate our planned steel wheel manufacturing facility in India. However, due to the ongoing economic difficulties in India including the instability of local economic conditions and fluctuation in the value of the Indian Rupee, we have suspended this plan for the time being and are in the process of deregistering this subsidiary.

Our Company and Our Hong Kong Subsidiary

We, China Zenix Auto International Limited, are a British Virgin Islands holding company incorporated on July 11, 2008, with an authorized share capital of US$50,000 consisting of 50,000 ordinary shares with a par value of US$1.00 per share, by Newrace Limited and Richburg Holdings Limited, each incorporated under the laws of the British Virgins Islands. Pursuant to a share subscription and shareholders agreement dated August 10, 2008, as amended on August 12, 2008 (the terms of which were confirmed and further clarified by a deed of confirmation on April 21, 2011), we issued 45,000 and 5,000 ordinary shares, par value US$1.00 per share, to Newrace Limited and Richburg Holdings Limited, respectively. We were initially named Richwheel Limited, and, in preparation for our initial public offering, we changed our name to China Zenix Auto International Limited on November 3, 2010. We also effected a change to our authorized and issued share capital and a repurchase of our issued and outstanding shares on February 21, 2011, as a result of which and as of December 31, 2012, our authorized share capital consisted of 500,000,000 shares, with a par value of US$0.0001 each. As of December 31, 2012, there were 206,440,000 ordinary shares issued, fully-paid and outstanding.

On September 26, 2008, we established a wholly-owned subsidiary, China Wheel Limited, under the laws of Hong Kong. China Wheel Limited is an intermediate holding company with no operations of its own. The dividends it receives from the subsidiaries in the PRC are subject to a PRC withholding tax of 10.0%, to the extent it is considered a non-PRC resident enterprise under the EIT Law and its implementing rules, or 5.0%, to the extent the tax treaty between Hong Kong and the PRC is applicable. There is uncertainty as to the application of the EIT Law and its implementing rules. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax.”

Acquisition of Zhengxing Wheel by Us

On December 29, 2008, we, through China Wheel Limited, completed the acquisition of the entire equity interest of Zhengxing Wheel from its shareholders, including Mr. Jianhui Lai, with a cash consideration in the aggregate amount of RMB140.0 million as well as the grant of an option to Mr. Jianhui Lai described in the following paragraph. As a result of this acquisition, Zhengxing Wheel, together with its wholly-owned subsidiaries, Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, became our indirect wholly-owned subsidiaries. We currently conduct substantially all of our business through these PRC subsidiaries. This acquisition was approved by the relevant PRC government authorities on December 29, 2008.

In connection with our acquisition of Zhengxing Wheel, Ms. Laifan Chu, who was the then sole shareholder of Newrace Limited and an independent third party from Mr. Jianhui Lai and us prior to this acquisition, entered into a memorandum of understanding with Mr. Jianhui Lai on November 1, 2008, under which the parties agreed that Mr. Lai had an option to purchase any or all of the shares of Newrace Limited from Ms. Chu at a price to be agreed by the parties. On November 26, 2008, Ms. Chu and Mr. Lai orally agreed on the specific terms of Mr. Lai’s option to purchase any or all of the shares of Newrace Limited, including the exercise price and that such option would take effect from January 1, 2009. On October 25, 2010, Ms. Chu and Mr. Lai entered into a share purchase option agreement which reiterated and finalized the terms of, and superseded, the prior memorandum of understanding and oral agreement between Ms. Chu and Mr. Lai. Pursuant to, and subject to the terms of, this share purchase option agreement, Mr. Lai had an option to purchase any or all of the share capital of Newrace Limited, consisting of 50,000 ordinary shares, par value US$1.00 per share, from Ms. Chu during the period from January 1, 2009 to December 31, 2013 at a price of US$400.0 per ordinary share, which price increased by 10.0% annually, calculated on a daily basis starting from January 1, 2009, until this option was exercised or lapsed. Mr. Lai previously undertook not to exercise this option until the expiration of the six-month period following May 11, 2011.

On December 19, 2012, Mr. Lai issued a notice of exercise to Ms. Chu pursuant to the terms of the share purchase option agreement. Pursuant to this notice, Mr. Lai exercised the option to purchase all of the 50,000 ordinary shares of Newrace Limited, and Mr. Lai and Ms. Chu agreed that these ordinary shares would be transferred and delivered to Mr. Lai on December 20, 2012 and the exercise price of US$27,934,000.0 will be paid by Mr. Lai to Ms. Chu within 90 business days from December 20, 2012. As a result, Mr. Lai became the sole shareholder of Newrace Limited on December 20, 2012.

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

In 2010, 2011 and 2012, our capital expenditures totaled RMB358.7 million, RMB243.0 million and RMB402.6 million (US$64.6 million), respectively. In past years, our capital expenditures consisted primarily of the purchase of property, plant and equipment, and the cost of obtaining land use rights and other costs incurred in connection with the construction and expansion of our various manufacturing facilities and a new aluminum wheel manufacturing facility. We estimate that our capital expenditure in 2013 will primarily include commitments made in connection with the construction of a new aluminum wheel manufacturing facility, planned investments in power plants to provide electricity supply to such aluminum wheel manufacturing facility and third parties, as well as enhanced automation of our manufacturing process. Our capital expenditures in 2012 have been, and are expected to continue to be in future periods, funded by cash flow from operations, funds available to us through financing and the net proceeds from our initial public offering.

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

We design, manufacture and sell high quality steel wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial vehicle wheel industry. We currently offer more than 430 series of tubed steel wheels (which are typically used for commercial vehicles using tires that contain a rubber inner tube), tubeless steel wheels (which are typically used for commercial vehicles using tubeless tires), and off-road steel wheels (which are typically used for construction and other types of off-road vehicles). Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers. We believe that our products are well recognized for safety, strength and durability by our customers, especially under extreme road conditions, and that our products exceed industry standards in all major technical aspects, including safety, durability and stability. In particular, we have developed a type of tubeless steel wheel using a patented production technique for the design of the wheel disc. This type of wheel, other than its improved strength and reduced weight, exceeds industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan). In addition, we have won a number of awards in the PRC in recognition of, among other things, our overall business operation capabilities, brand awareness and market share, including Fujian Brand-name Product Certificate in 2010, Top 30 PRC Automobile Industry Enterprise in 2011, The Most Influential Brands in the PRC Machinery Industry in 2012 and The Nation’s Top 100 Automotive Component Suppliers in 2012.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network which we believe is the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC. As of December 31, 2012, our distribution network consisted of more than 4,900 distributors, including 24 tier-one distributors, 3,373 exclusive tier-two distributors and 1,534 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 80 automotive manufacturers in the PRC as of December 31, 2012, including the group members of a number of large PRC commercial vehicle manufacturers such as SAIC-IVECO Hongyan Commercial Vehicle, Beiqi Foton Motor, Baotou Bei Ben Heavy-Duty Truck, Zhengzhou Yutong, FAW Jiefang Automotive, Dongfeng Motor, Anhui Jianghuai Automobile Group and China National Heavy Duty Truck Group. In international markets, we sold our products to more than 80 distributors in the aftermarket and directly to six OEMs as of December 31, 2012, including Tata Motors of India, Tokyo Sharin of Japan, Mahindra of India and Daewoo Motor of South Korea. India is currently our largest international market, with Tata Motors being our largest customer worldwide in 2010 and 2011 and fifth largest customer worldwide in 2012.

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

We are committed to the research and development of new models of wheels as well as ongoing enhancements in existing product quality and production technology, in order to effectively adapt to the changing demands of our customers for better quality wheel products, as well as to improve our production efficiency. We maintain our own research and development team which we believe is one of the largest in the PRC commercial vehicle wheel industry, with 322 employees as of December 31, 2012 most having 10 to 20 years of experience in the industry. As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of December 31, 2012, we owned a total of 102 patents in the PRC, including four invention patents, 78 utility model patents and 20 design patents.

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

Our Products

We design, manufacture and sell steel wheels in the PRC and internationally, which are used primarily in commercial vehicles. We currently offer more than 430 series of tubed, tubeless and off-road steel wheels, with sizes ranging from 8 to 51 inches in diameter and 3 to 28 inches in width and which meet various specifications (including designs and colors) of our customers. In addition, we also sell our wheel components such as wheel discs to distributors for use in the aftermarket in the PRC and internationally, which accounted for an insignificant portion of our revenue in 2010, 2011 and 2012.

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

We focus on developing and manufacturing steel wheels with enhanced safety, strength and durability while, to the extent possible, reduced weight (and thus improved fuel efficiency). We believe that our products are well recognized for safety, strength and durability by our customers, especially under extreme road conditions, and that our products exceed industry standards in all major technical aspects, including in fatigue tests to determine how long the wheel can last and pulsation tests to determine a wheel’s ability to roll smoothly on the road. In particular, we have developed a type of tubeless steel wheel using a patented production technique for the design of the wheel disc. This type of wheel, other than its improved strength and reduced weight, exceeds industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan).

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

We currently offer more than 180 series of tubed steel wheels with sizes ranging from 15 to 24 inches in diameter and 4.5 to 14 inches in width. Tubed steel wheels generated 64.6%, 56.4% and 57.0% of our revenue in 2010, 2011 and 2012, respectively.

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

We currently offer more than 140 series of tubeless steel wheels with sizes ranging from 8 to 26 inches in diameter and 3 to 20 inches in width. Tubeless steel wheels generated 31.0%, 38.8% and 38.8% of our revenue in 2010, 2011 and 2012, respectively.

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

We currently offer more than 100 series of off-road steel wheels with sizes ranging from 15 to 51 inches in diameter and 6.5 to 28 inches in width. We commenced sales of off-road steel wheels in 2008 which accounted for 1.9%, 2.1% and 1.6% of our revenue in 2010, 2011 and 2012, respectively.

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

We have undergone a series of expansions to our existing manufacturing facilities in recent years, including in 2010, 2011 and the first half of 2012. While we temporarily suspended such expansion in the second half of 2012 primarily due to a decrease in our PRC aftermarket and OEM sales, we intend to resume our expansion plan and further steadily expand our manufacturing facilities in the long-term depending on market conditions.

The following shows the geographic locations of our manufacturing facilities, with floor area and number of employees as of December 31, 2012:

Production Capacity

We believe that we have the largest production capacity of any commercial vehicle wheel manufacturer in the PRC. As of December 31, 2012, our manufacturing facilities had an aggregate annual production capacity of approximately 15.0 million units of steel wheels, of which 9,420,000 units were tubed steel wheels, 5,520,000 units were tubeless steel wheels and 33,600 units were off-road steel wheels. The size of our manufacturing platform allows us to achieve significant economies of scale as we increase our production volume. With our large scale, we are also able to lower our costs by preparing various wheel components internally.

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

We source our principal raw materials and a majority of locking rings from third-party suppliers and manufacture the remaining wheel components, including rim-shaped steel, wheel rims, wheel discs and the remaining portion of locking rings, internally. We believe that self-producing most of our steel wheel components, in particular rim-shaped steel, enables us to reduce our production costs and production time, ensure timely delivery to meet customers orders, and also ensure high product quality. In addition, as the largest commercial vehicle wheel manufacturer in the PRC, we have been able to maintain a more than nine-year relationship with our largest steel supplier, Benxi Iron & Steel, from whom we source steel that meets our specific requirements. This allows us to optimize our production process and increase our raw material utilization rate.

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

Aluminum Wheel Manufacturing Facility in the PRC and Steel Wheel Manufacturing Facility in India

We anticipate that commercial vehicles will increasingly use wheels made of aluminum instead of steel in the future, and we have substantially completed the construction of a state-of-the-art aluminum wheel manufacturing facility (including offices, a research and development center, a test center and employee dormitories) with an aggregate floor area of approximately 65,000 square meters in Zhangzhou, Fujian Province. We have obtained land use rights for this manufacturing facility and will apply for property ownership certificates upon completion of its construction. We have obtained substantially all of the necessary machinery and equipment and are in the process of developing a specialized production process designed for manufacturing aluminum wheels for commercial vehicles, conducting research and development, procuring raw materials and recruiting additional industry experts. We believe we are well positioned to enter the aluminum wheel market, and by developing different types of high quality aluminum wheels and being an early market entrant, we believe that we will be well positioned to capture future growth in the market for aluminum wheels in the PRC as it emerges and also to enter select international markets over time.

Due to the ongoing economic difficulties in India including the instability of local economic conditions and fluctuation in the value of the Indian Rupee, we have suspended our plan to establish a steel wheel manufacturing facility in India to support our international expansion for the time being, and we intend to resume such plan when the economic conditions in India improve. We believe that establishing a manufacturing facility in India will reduce our logistics costs and delivery times for transporting products to our Indian customers and enable us to respond more quickly to customer orders and changing market preferences, thereby allowing us to capture additional market share in the Indian commercial vehicle wheel market.

Sales and Marketing

We have a diversified customer base. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2012, such network consisted of more than 4,900 distributors, including 24 tier-one distributors, 3,373 exclusive tier-two distributors and 1,534 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. PRC aftermarket sales accounted for 41.3%, 48.5% and 48.9% of our revenue in 2010, 2011 and 2012, respectively. PRC OEM sales accounted for 42.0%, 37.7% and 34.9% of our revenue in 2010, 2011 and 2012, respectively.

In addition, we sell our products outside the PRC to both international distributors in the aftermarket and directly to international OEMs, primarily in India and more than 30 other countries worldwide. International sales accounted for 16.7%, 13.8% and 16.2% of our revenue in 2010, 2011 and 2012, respectively.

In 2010, 2011 and 2012, the aggregate sales to our five largest customers accounted for 23.0%, 21.4% and 19.0% of our revenue, respectively.

We have a dedicated sales and marketing team, which had 247, 251 and 254 employees as of December 31, 2010, 2011 and 2012, respectively, responsible for the sales and marketing of our products and managing and supporting our distributors. We believe that the combination of our extensive distribution network and our effective management of such network provides us with the broadest coverage among PRC commercial vehicle wheel manufacturers, which has contributed to our leadership position in the PRC aftermarket and presents a significant barrier to entry in that market.

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

As of December 31, 2010, 2011 and 2012, we had 23, 24 and 24 tier-one distributors, respectively, with whom we have direct contractual relationships. In turn, these tier-one distributors sold our products to 4,635, 5,221 and 4,907 tier-two distributors as of December 31, 2010, 2011 and 2012, respectively. Tier-two distributors are divided into exclusive and non-exclusive distributors, depending on whether they only sell steel wheels manufactured by us. The number of our tier-two distributors decreased in 2012 compared to the prior year, primarily due to the closure of certain distributors as a result of the decrease in market demand reflecting decreased sales of domestic commercial vehicles. The following table sets forth the total number of our tier-one, exclusive tier-two and non-exclusive tier-two distributors in the PRC as of December 31, 2010, 2011 and 2012, respectively:

	As of December 31,
	2010	2011	2012

Tier-one	23	24	24
Exclusive tier-two	2,143	3,259	3,373
Non-exclusive tier-two	2,492	1,962	1,534

Total	4,658	5,245	4,931

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

OEM Sales

We also sell our products directly to OEMs in the PRC for use on their commercial vehicles. We had 71, 91 and 84 OEM customers as of December 31, 2010, 2011 and 2012, respectively. The number of our OEM customers decreased in 2012 compared to the prior year, primarily due to the fact that certain OEM customers decided to select other suppliers that provide wheels at lower prices as a result of overall downward price pressure in the domestic commercial vehicle market created by weakening market demand. Our OEM customers include the group members of a number of large PRC commercial vehicle manufacturers such as SAIC-IVECO Hongyan Commercial Vehicle, Beiqi Foton Motor, Baotou Bei Ben Heavy-Duty Truck, Zhengzhou Yutong, FAW Jiefang Automotive, Dongfeng Motor, Anhui Jianghuai Automobile Group and China National Heavy Duty Truck Group. When selecting wheel suppliers, OEM customers typically look at factors such as price, product quality (and typically require suppliers to provide product test reports issued by a recognized test center), technology and ability to develop new products that meet their specifications, production scale, delivery timeliness, after-sales service and customer relationships.

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

We have long-term business relationships with most of our OEM customers, and to date we have not had any material disputes with our OEM customers. In addition, we have been strengthening, and will continue to strengthen, our relationships with leading commercial vehicle OEMs by becoming their preferred wheel supplier through, among others, utilizing our nationwide distribution network to provide aftermarket sales service and support to end-users for OEM customers across the PRC. We believe this (i) benefits OEMs because end-users generally prefer commercial vehicles that can be easily serviced at a variety of locations and (ii) leads to high brand awareness of our products among end-users in the aftermarket, resulting in some end-users requesting that our wheels be used on the OEMs’ vehicles at the time of purchase. In addition, we have been enhancing, and plan to continue to enhance, our research and development capabilities in order to continue to develop products meeting the specific requirements and changing needs of our PRC OEM customers and will continue to leverage the strategic locations of our nationwide manufacturing facilities to further improve our ability to promptly meet the demands of our PRC OEM customers. We believe that maintaining strong relationships with multiple OEMs will enable us to acquire additional market share in the PRC OEM market and fully benefit from the ongoing trend of OEMs increasingly outsourcing the production of commercial vehicle wheels.

International Sales

Our international sales include sales to international distributors which resell our products to OEMs and retail stores, repair and maintenance shops or end-users in the aftermarket, and direct sales to international OEMs. In addition to selling our products, these distributors, retail stores and repair and maintenance shops also typically sell other automotive components. We had 73, 113 and 87 international distributors and six, seven and six OEM customers as of December 31, 2010, 2011 and 2012, respectively, including Tata Motors of India, Tokyo Sharin of Japan, Mahindra of India and Daewoo Motor of South Korea. The number of our international distributors decreased in 2012 compared to the prior year, primarily resulting from our initiative to streamline our international distribution network. India is currently our largest international market, representing 9.9%, 6.6% and 4.4% of our revenue in 2010, 2011 and 2012, respectively, with Tata Motors being our largest customer worldwide in 2010 and 2011 and fifth largest customer worldwide in 2012, accounting for 8.3%, 5.5% and 3.3% of our revenue for 2010, 2011 and 2012, respectively.

We also export to more than 30 other countries worldwide, including Thailand, South Korea, Japan and the Philippines. In addition, we have been increasing our sales and marketing efforts in select countries in Asia and the Middle East which we believe present attractive market opportunities. In North America and Europe, we focus on partnering with local distributors to increase our sales in the aftermarket as well as to OEMs to establish our brand name in those markets.

We typically procure sales to international distributors and OEMs through participation in various exhibitions, trade shows and seminars for the automotive industry. The selection criteria for international distributors are similar to that for domestic distributors. We enter into strategic cooperation agreements with our ten largest international customers (including distributors and OEMs) which are renewed every three years upon mutual agreement unless terminated by the parties, pursuant to which such customers place orders from time to time that specify the actual price and amount of purchases. These strategic cooperation agreements provide that we are the preferred wheel supplier of these international distributor or OEM customers. We do not have strategic cooperation agreements with our other international distributor or OEM customers, who place orders with us from time to time pursuant to standalone purchase orders. We typically provide our international distributor and OEM customers a credit term of 30 days from the receipt of our invoice after product delivery. For certain new international customers, we require payment of the entire purchase price at the time of purchase.

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

In the PRC, our sales and marketing team regularly visits our distributors to better understand the needs and requirements of the end-users and any new market trends. We also regularly visit OEM customers to better understand their operations, needs and requirements and to introduce our new products. In addition, we participate in various exhibitions, trade shows and seminars for the automotive industry to promote and market our products to new customers. Our marketing efforts include advertising on billboards and in automotive magazines and distributing product brochures and product-related gifts such as T-shirts, posters and calendars to our customers and end-users. Generally, we are responsible for our marketing costs, and our distributors typically cooperate with us in conducting our marketing and promotional activities.

In the international markets, our marketing efforts primarily consist of periodic visits to our distributors and OEM customers and participation in various exhibitions, trade shows and seminars for the automotive industry.

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

We believe that we maintain one of the largest skilled teams of research and development engineers and technicians in the commercial vehicle wheel industry in the PRC. As of December 31, 2010, 2011 and 2012, our research and development department had 299, 323 and 322 employees, respectively, most having 10 to 20 years of experience in the industry. In particular, our chief technology officer, Mr. Guohe Zhang, who leads our research and development team, has over 40 years of research and production technology management experience in the commercial vehicle wheel and machinery industry in the PRC.

We conduct substantially all of our research and development efforts internally and also collaborate with leading industry experts in the PRC and internationally. Our research and development efforts currently focus on the development of new models of steel wheels, and we have developed and commercialized approximately 130, 100 and 100 new models of steel wheels in 2010, 2011 and 2012, respectively. We also focus on making ongoing enhancements in existing product quality and production technology so as to improve, among other things, the safety, strength and balance, and reduce the weight (and thus improve fuel efficiency), of our products, and reduce the overall cost of our production process, as well as to further automate our manufacturing process. For example, we have developed a tubeless steel wheel production method that is patented and unique, whereby we can produce tubeless steel wheels which have enhanced strength and durability by applying certain manufacturing processes traditionally only used for tubed steel wheels. Under this patented method, we use rim-shaped steel (which we make from raw steel by pressing and rolling it under high heat), instead of rolled steel plate, as the raw material, and we apply compression, instead of rolling, at the stage of shaping. Please also refer to “—Production Process” above. We first commercialized tubeless steel wheels using this innovative production method in 2008. We are also in the process of using this patented method to develop light-weight tubeless steel wheels. In addition, we are conducting research and development of commercial vehicle wheels made of aluminum.

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

As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of December 31, 2012, we owned a total of 102 patents in the PRC, including four invention patents, 78 utility model patents and 20 design patents. The benefits of our patented technology include, among other things, improving the performance of our wheels and increasing the utilization of raw materials. In particular, our four invention patents relate to enhancing the performance of our wheels and thus extending the useful lives of tires. In addition, as of December 31, 2012, we had registered 537 trademarks with China’s Trademark Office, and are currently in the process of applying for 10 additional trademarks in the PRC. Through the Madrid System for the International Registration of Marks, we have registered two trademarks each with one jurisdiction in the United States and South Korea, respectively. We also have two registered trademarks in Taiwan and one registered trademark in the Special Administrative Region of Hong Kong. These trademarks are primarily related to the name and logo of our company. In 2005, “Zhengxing” was recognized as a “PRC Famous Trademark.”

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

We have long-term business relationships with most of our principal suppliers. For example, we have a more than nine-year relationship with Benxi Iron & Steel, our primary steel supplier. To date, we have not had any material disputes with our suppliers.

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

We have been dependent on a limited number of suppliers for a significant portion of our raw material and locking ring requirements. In 2010, 2011 and 2012, the aggregate purchases from our five largest suppliers accounted for 84.1%, 79.6% and 82.5% of our total raw material and locking ring costs, respectively. Purchases from our largest supplier, Benxi Iron & Steel, for the same periods accounted for 44.3%, 37.9% and 35.8% of our total raw material and locking ring costs, respectively. Although there are alternate steel suppliers in the market, because we have optimized our manufacturing process to rely on the steel of our established key suppliers (especially Benxi Iron & Steel), which meet certain specifications, any disruption in steel from those suppliers may disrupt our manufacturing operations until we can secure appropriate steel from other suppliers. We believe that we will continue to purchase a significant portion of our raw materials and locking rings from a limited number of suppliers. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We rely on a limited number of key suppliers for steel, our key raw material, and certain components required for our production” and “—We are subject to risks associated with the volatile prices and availability of raw materials and utilities.”

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

In the PRC market, we primarily compete with companies such as Shandong Xingmin Wheel, Dongfeng Motor Wheel, Changchun FAWAY Automobile Components, Xiamen Sunrise Wheel, Alcoa Inc. and Alex Global Technology, Inc. In India, our principal international market, we primarily compete with local vehicle wheel manufacturers such as Wheels India and Hayes Lemmerz.

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

Other types of commercial vehicle wheels, such as aluminum wheels, also compete with our products. We plan to offer our own aluminum wheels by the end of 2013, but have no experience in the production and sales of such wheels on a commercial scale. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our product development efforts may not result in successful new products that meet changing market demands. In particular, our plans to launch new aluminum wheel products may not be successful.”

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

Labor Law

According to the Labor Contract Law which became effective on January 1, 2008 and was amended on December 28, 2012, labor contracts must be entered into if labor relationships are to be established between an entity and its employees. An employer may not require its employees to work in excess of the time limit permitted under the relevant labor laws and regulations and must pay the employees wages that are no lower than the minimum wages under local standards. According to the Labor Contract Law and the Safe Production Law of the PRC, employers in the PRC are required to establish and perfect its system for labor safety and sanitation, comply with rules and standards relating to labor safety and sanitation, educate employees on labor safety and sanitation.

Foreign Currency Exchange

Foreign currency exchange in the PRC is primarily governed by the Foreign Exchange Administration Rules and the Regulations of Settlement, Sale and Payment of Foreign Exchange.

Under the Amended Foreign Exchange Administration Rules, which became effective on August 5, 2008, Renminbi is freely convertible for current account items, including the distribution of dividends payments, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is still generally subject to the approval or verification of the SAFE.

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

Our current beneficial owners who, to our knowledge, are PRC residents are in the process of registering with the local SAFE branch as required under Circular 75. We cannot, however, provide any assurances that such registration will be completed in a timely manner, or at all, or that any future beneficial owners who are PRC residents will be able to comply with the SAFE regulations in a timely manner, or at all. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our consolidated PRC entities, limit the ability of our consolidated PRC entities to distribute profits to us, or otherwise adversely affect us.”

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

The application of the 2006 M&A Rule with respect to our initial public offering and our corporate structure remains unclear. Our PRC counsel has advised us that we were not required to apply with any relevant PRC regulatory agencies, including the CSRC, for approval of our initial public offering or the current corporate structure for our initial public offering. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Any requirement to obtain prior approval from the China Securities Regulatory Commission, or the CSRC, and a failure to obtain this approval, if required, could have a material and adverse effect on our business, operating results, reputation and trading price of our ADSs.”

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

Regulations on Employee Share Options

On March 28, 2007, the SAFE promulgated the Share Option Rule. On February 15, 2012, the SAFE issued the Stock Incentive Plan Rule which replaced the Share Option Rule. Under the Stock Incentive Plan Rule, PRC citizens who are granted share options or other employee equity incentive awards by an overseas publicly-listed company are required, through a qualified PRC agent or a PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options or other employee equity incentive plans. We and our PRC citizen grantees are subject to these regulations. If we or our PRC citizen grantees fail to comply with these regulations, we or our PRC citizen grantees may be subject to fines and other legal or administrative sanctions. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen grantees or us to fines and other legal or administrative sanctions.”

C.	Organizational Structure

The following diagram illustrates our corporate structure as of March 31, 2013:

D.	Property, Plants and Equipment

We are headquartered in Zhangzhou, Fujian Province where we have our manufacturing facilities (including our main administrative offices, a research and development center, a test center and employee dormitories) with an aggregate floor area of approximately 121,630 square meters. We also have four other manufacturing facilities (including offices and employee dormitories) in Langfang, Hebei Province, Chengdu, Sichuan Province, Hefei, Anhui Province and Benxi, Liaoning Province with an aggregate floor area of approximately 138,040 square meters, 47,303 square meters, 45,870 square meters and 26,740 square meters, respectively. In addition, we have a research and development center at each of our manufacturing facilities in Langfang, Hebei Province and Hefei, Anhui Province. We have obtained land use rights and property ownership certificates for all our manufacturing facilities. In addition, certain of our manufacturing facilities have been pledged to secure our bank borrowings, which amounted to RMB266.0 million, RMB248.5 million and RMB210.0 million (US$33.7 million) as of December 31, 2010, 2011 and 2012, respectively.

We have substantially completed the construction of an aluminum wheel manufacturing facility (including offices, a research and development center, a test center and employee dormitories) with an aggregate floor area of approximately 65,000 square meters in Zhangzhou, Fujian Province. We have obtained land use rights for this manufacturing facility and will apply for property ownership certificates upon completion of its construction.

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

We design, manufacture and sell high quality steel wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial vehicle wheel industry. We currently offer more than 430 series of tubed steel wheels, tubeless steel wheels and off-road steel wheels. Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network which we believe is the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC. As of December 31, 2012, our distribution network consisted of more than 4,900 distributors, including 24 tier-one distributors, 3,373 exclusive tier-two distributors and 1,534 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 80 automotive manufacturers in the PRC as of December 31, 2012, including the group members of a number of large PRC commercial vehicle manufacturers. In international markets, we sold our products to more than 80 distributors in the aftermarket and directly to six OEMs as of December 31, 2012, including Tata Motors of India, Tokyo Sharin of Japan, Mahindra of India and Daewoo Motor of South Korea. India is currently our largest international market, with Tata Motors being our largest customer worldwide in 2010 and 2011 and fifth largest customer worldwide in 2012.

In 2010, 2011 and 2012, we had revenue of RMB3,199.8 million, RMB4,093.9 million and RMB3,738.0 million (US$600.0 million), respectively, representing an increase of 27.9% from 2010 to 2011 and a decrease of 8.7% from 2011 to 2012. In 2010, 2011 and 2012, we had profit of RMB327.8 million, RMB452.2 million and RMB361.6 million (US$58.0 million), respectively, representing an increase of 38.0% from 2010 to 2011 and a decrease of 20.0% from 2011 to 2012.

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

As the PRC economy developed, domestic commercial vehicle sales had enjoyed a relatively long period of growth, which partially drove the domestic sales of our products. Domestic commercial vehicle sales decreased, however, in 2011 and 2012 primarily due to the prolonged slowdown in the global economy and PRC government policies including control over capital investment and cancellation of the government stimulus measures implemented to assist the automotive industry in 2009 and 2010. As a result, the rate of growth of our PRC OEM sales decreased significantly in 2011 compared to the prior year, and our PRC aftermarket and OEM sales decreased in 2012 compared to the prior year. Outside the PRC, our international sales have been affected by the recent global financial crisis which began in the second half of 2008, as some of the countries to which we export our products experienced an economic slowdown and the demand in the international automotive market reduced significantly between 2008 and 2009. Our international sales improved in 2010 as a result of the gradual recovery of the global economy in 2010 but ongoing economic difficulties in various markets limited growth of such sales in 2011. Despite the ongoing economic difficulties in various markets, including India, our international sales improved in 2012 as a result of our enhanced sales and marketing efforts in various countries in Asia. In addition, the implementation, renewal, change or cancellation of any government policies in the future, such as economic stimulus or tightening measures or currency controls, in the PRC or in any of the international markets where our products are sold, may significantly affect our business.

If the demand for our steel wheels declines as a result of changes of economic conditions in the automotive industry or does not grow at the pace we anticipate, our business, financial condition, results of operations and prospects could be harmed.

Competition and Prices of Our Products

The key competitive factors in the aftermarket are product quality, product diversification, brand reputation, technology and ability to develop new products, delivery timeliness, after-sales service and customer relationships. In the OEM market, the same factors apply, except that OEMs are relatively more concerned with production scale rather than product diversification or brand reputation. The prices of our products are based on a variety of factors, including supply and demand conditions for our products in the market, product quality and the terms of our arrangements with customers. We believe that as a result of our large market share, premium brand recognition and high product quality, we have been able to charge a premium for our products. Also, as wheels generally extend the useful lives of tires, which are usually more expensive than wheels, we believe that wheels are typically less subject to downward price pressure by end-users and end-users are usually willing to pay higher prices for high-quality wheels, like ours, thus strengthening our ability to set the prices of our products. The average selling prices of our products in the aftermarket tend to be slightly higher than that for the OEM market, both in the PRC and internationally. In addition, we believe that prices of wheels in the PRC OEM market will increase in the long-term, although average selling prices decreased in 2012 compared to the prior year due to decreased sales of domestic commercial vehicles by PRC OEMs, such fluctuation in market demand could adversely affect our prices in future periods. Moreover, if through larger production scale, superior product quality, better technology or other factors, a competitor gains the pricing power that we currently enjoy, our prices and sales volume would be adversely affected.

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

In the past few years, fluctuation in the price of steel has affected the prices of our products. The average selling prices of our products increased in 2011 compared to 2010 mainly due to an increase in prices of steel from 2010 to 2011 and changes in our product mix. The average selling prices of our products decreased in 2012 compared to 2011 mainly due to a decrease in prices of steel from 2011 to 2012. Average selling prices of our products in the PRC was also affected by the decrease in market demand reflecting decreased sales of domestic commercial vehicles.

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

When exporting to international markets, we may be subject to import taxes, duties or other barriers to free trade. For example, steel wheels manufactured in the PRC and sold in India, including our products, are subject to anti-dumping duties which the Indian government imposed on Indian importers in 2007. The anti-dumping duties currently applicable to our products are 14,710 Indian Rupees (US$268.14 at a rate of 54.86 Indian Rupees to US$1.00, which is the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2012) per ton, and some of our competitors’ products are subject an anti-dumping duties of 16,970 Indian Rupees (US$309.33) per ton. The Indian government initiated another proceeding in 2012 which may subject the products of us and our competitors to higher anti-dumping duties. Such proceeding is still on-going. Although we do not believe that we have engaged in anti-competitive behavior and had challenged the imposition of these anti-dumping duties, we cannot be certain whether similar duties, taxes or other charges will be imposed against us in the future and to what extent such duties, taxes or other charges, or other regulatory changes in the international markets where we sell our products will adversely affect our business.

Therefore, we cannot assure you that we will be able to maintain or increase our revenue derived from international sales or that we will be able to benefit from our international expansion plans.

Components of Results of Operations

Revenue

Our revenue is primarily derived from sales of steel wheels, including tubed, tubeless and off-road steel wheels, for use in commercial vehicles. We sell our products to (i) tier-one distributors in the PRC who then resell our products to end-users in the PRC aftermarket through tier-two distributors, (ii) OEMs in the PRC and (iii) international distributors and OEMs. We categorize our business into the following three operating segments based on these sales channels: (i) PRC aftermarket sales, (ii) PRC OEM sales, and (iii) international sales. Our revenue represents the consideration received or receivable for our goods sold, net of related taxes, sales rebates and discounts. We recognize revenue when our products are delivered to locations designated by our customers, inspected by our customers to their satisfaction and title has passed.

PRC aftermarket sales accounted for 41.3%, 48.5% and 48.9% of our revenue in 2010, 2011 and 2012, respectively. PRC OEM sales accounted for 42.0%, 37.7% and 34.9%, respectively, of our revenue for the same periods. International sales accounted for 16.7%, 13.8% and 16.2%, respectively, of our revenue for the same periods. PRC aftermarket sales as a percentage of our revenue increased from 41.3% in 2010 to 48.5% in 2011 primarily due to an increase in demand in the PRC aftermarket driven by our nationwide distribution network which provides us with a distinct competitive advantage and our increasing focus on the PRC aftermarket. PRC aftermarket sales as a percentage of our revenue remained relatively stable in 2012. PRC OEM market sales as a percentage of our revenue decreased from 42.0% in 2010 to 37.7% and 34.9% in 2011 and 2012, respectively, primarily due to a decrease in demand in the PRC OEM market resulting mainly from decreased sales of commercial vehicles. International sales as a percentage of our revenue decreased from 16.7% in 2010 to 13.8% in 2011 primarily as a result of ongoing economic difficulties in certain markets which limited growth of our international sales. Despite the ongoing economic difficulties in certain markets, including India, our international sales improved in 2012 as a result of our enhanced sales and marketing efforts in various countries in Asia. We expect international sales as a percentage of our revenue to continue to be affected by the global economy.

Sales of tubed steel wheels accounted for 64.6%, 56.4% and 57.0% of our revenue in 2010, 2011 and 2012, respectively. Sales of tubeless steel wheels accounted for 31.0%, 38.8% and 38.8%, respectively, of our revenue for the same periods. We commenced sales of off-road steel wheels in 2008 which accounted for 1.9%, 2.1% and 1.6% of our revenue in 2010, 2011 and 2012, respectively. Sales of wheel components accounted for 2.5%, 2.7% and 2.6% of our revenue in 2010, 2011 and 2012, respectively. Despite the slight increase in 2012 compared to 2011, we expect sales of tubed steel wheels as a percentage of our revenue to decrease and sales of tubeless steel wheels as a percentage of our revenue to increase in the long-term, primarily due to the overall market trend of the gradual replacement of tubed steel wheels by tubeless steel wheels.

The following table sets forth the breakdown of our revenue by sales channel/operating segment for the periods indicated:

	Year Ended December 31,
	2010		2011		2012		2012
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
PRC aftermarket sales	1,321,587	41.3	1,984,442	48.5	1,829,666	48.9	293,682	48.9
PRC OEM sales	1,342,318	42.0	1,543,363	37.7	1,303,627	34.9	209,247	34.9
International sales	535,899	16.7	566,069	13.8	604,672	16.2	97,056	16.2

Total	3,199,804	100.0	4,093,874	100.0	3,737,965	100.0	599,985	100.0

The following table sets forth the breakdown of our revenue by category of product for the periods indicated:

	Year Ended December 31,
	2010		2011		2012		2012
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Tubed steel wheels	2,068,480	64.6	2,309,378	56.4	2,131,571	57.0	342,141	57.0
Tubeless steel wheels	990,412	31.0	1,587,949	38.8	1,450,439	38.8	232,812	38.8
Off-road steel wheels	61,177	1.9	84,970	2.1	59,548	1.6	9,558	1.6
Wheel components	79,735	2.5	111,577	2.7	96,407	2.6	15,474	2.6

Total	3,199,804	100.0	4,093,874	100.0	3,737,965	100.0	599,985	100.0

Cost of Sales

Cost of sales primarily consists of (i) raw material costs, (ii) manufacturing overhead costs such as depreciation of property, plant and equipment used for production purposes, and utilities and auxiliary materials associated with the manufacturing of our products, and (iii) direct labor costs.

The following table sets forth the breakdown of our cost of sales for the periods indicated:

	Year Ended December 31,
	2010		2011		2012		2012
	RMB	% of Cost of Sales	RMB	% of Cost of Sales	RMB	% of Cost of Sales	US$	% of Cost of Sales
	(in thousands, except percentages)
Raw material costs	1,819,474	76.2	2,350,899	78.2	2,137,391	76.4	343,075	76.4
Utilities and auxiliary materials	320,293	13.4	354,075	11.8	343,581	12.3	55,148	12.3
Depreciation	84,909	3.6	96,173	3.2	97,848	3.5	15,706	3.5
Direct labor costs	158,415	6.6	180,272	6.0	191,666	6.9	30,764	6.9
Taxes	4,691	0.2	24,171	0.8	25,062	0.9	4,023	0.9

Total	2,387,782	100.0	3,005,590	100.0	2,795,548	100.0	448,716	100.0

Other Income, Gain and Loss

Other income, gain and loss primarily consists of (i) interest income, (ii) net gain/(loss) from sales of scrap materials and (iii) government grants. Government grants primarily consist of grants, subsidies and similar incentives for which we apply and that we periodically receive from various PRC government authorities mainly in relation to our capital expenditures and research and development efforts. We do not receive government grants on a regular basis, and the amounts that we have received in the past have fluctuated. While we intend to continue to apply for government grants in the future, there can be no assurance that we will receive any such grants. Sales of scrap materials represent sales of scrap steel from our manufacturing process to third parties or recycling stations.

Net Exchange (Losses)/Gains

Net exchange (losses)/gains represent losses or gains arising from the translation of monetary assets and liabilities (primarily associated with trade receivables and cash balances from our international sales) denominated in foreign currencies, U.S. dollars and Euros, from such currencies to our functional currency, Renminbi.

Selling and Distribution Costs

Selling and distribution costs primarily consist of (i) transportation costs for delivery of our products, (ii) business promotion and advertising expenses in connection with our marketing efforts such as promotional campaigns and advertising on billboards, as well as subsidies for marketing and related expenses to our exclusive tier-two distributors in connection with our brand recognition enhancement efforts, in accordance with our agreements with them, and (iii) salaries, bonuses and related expenses for personnel engaged in sales and marketing. We incur significant transportation costs in connection with the delivery of our products to our customers in the PRC who are not located near our manufacturing facilities and to our customers outside the PRC. We usually deliver our finished products to customers in the PRC by truck or by train. We make international deliveries primarily by sea. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay for shipping of the goods to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and shipping from the port of destination to the factory. On behalf of our customers, we engage a number of shipping agents to transport our finished products overseas. Our transportation costs were RMB137.3 million, RMB144.2 million and RMB148.2 million (US$23.8 million) in 2010, 2011 and 2012, respectively. We expect our selling and distribution costs, as a percentage of revenue, to remain relatively stable for the foreseeable future.

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

Administrative Expenses

Administrative expenses primarily consist of (i) salaries, bonuses and related expenses for administrative personnel and management, (ii) depreciation of property, plant and equipment used for administrative purposes, (iii) other tax expenses such as land taxes and property taxes in connection with our manufacturing facilities and stamp duty in connection with the agreements we entered into, (iv) listing expenses incurred in connection with our initial public offering in 2010 but not attributable to the issuance of new shares and (v) consulting fees. Administrative expenses also include equity-settled share-based compensation expenses. In addition, we incurred a one-off impairment charge of RMB10.3 million in 2011 due to the fact that certain machinery and equipment became obsolete in 2011.

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

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2010, 2011 and 2012. We do not anticipate having any income subject to income taxes in Hong Kong for the foreseeable future.

Peoples’ Republic of China

Our subsidiaries incorporated in the PRC are governed by applicable PRC income tax laws and regulations.

Prior to January 1, 2008, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory tax rate of 33.0%. The EIT Law and the implementation rules issued by the State Council became effective as of January 1, 2008. The EIT Law provides that all enterprises in the PRC, including foreign-invested companies, are subject to a uniform 25.0% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Accordingly, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory rate of 25.0% after January 1, 2008, except for (i) Zhengxing Wheel, which was recognized as a “High and New Technology Enterprise” in 2008 and 2012 and enjoys a preferential tax rate of 15.0% from 2008 to 2013, (ii) Zhengxing Langfang Wheel, which was recognized as a “High and New Technology Enterprise” in 2009 and enjoyed a preferential tax rate of 15.0% from 2009 to 2011, (iii) Zhengxing Hefei Wheel, which was recognized as a “High and New Technology Enterprise” in 2011 and enjoyed a preferential tax rate of 15.0% from 2010 to 2012 (the preferential tax rate of 15.0% applied retrospectively for 2010, the effect of which was not reflected in our income tax expense in 2010, and relevant adjustments were made in our consolidated financial statements for 2011) and (iv) Zhengxing Chengdu Wheel, which was incorporated in the western region of the PRC in July 2004 and derived more than 70.0% of its total income from the business of state-encouraged industry, and enjoys a preferential tax rate of 15.0% from its inception in 2004 to 2020.

These preferential income tax rates are subject to periodic review and renewal by PRC authorities. For example, we are in the process of applying for the renewal of the status as a “High and New Technology Enterprise” for Zhengxing Langfang Wheel in order for this entity to continue enjoying the preferential tax treatment upon the expiration of the relevant period indicated above and will need to make a similar application for Zhengxing Hefei Wheel when its preferential tax treatment period expires. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business benefits from certain PRC government tax incentives. Expiration of, or changes to, these incentives and PRC tax laws could have a material adverse effect on our operating results.”

The EIT Law also provides that enterprises established outside the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and are generally subject to the uniform 25.0% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law issued by the State Council, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Although all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the EIT Law and the implementation rules issued by the State Council, PRC income tax at the rate of 10.0% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to PRC income tax at a rate of 10.0% if such gain is regarded as income derived from sources within the PRC. A lower income tax rate of 5.0% is applied if the “non-resident enterprises” are registered in Hong Kong or other jurisdiction that have a tax treaty arrangement with China. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

In addition, we also benefit from PRC tax policies designed to encourage exports. In the PRC, steel wheels are normally subject to a VAT of 17.0%, but we receive a full rebate of or exemption from the VAT for the steel wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB94.7 million, RMB92.1 million and RMB104.3 million (US$16.7 million) in 2010, 2011 and 2012, respectively.

Equity-settled Share-based Compensation Expenses

In December 2010, Newrace Limited granted to Mr. Yifan Li, our chief financial officer, restricted ordinary shares in our company in consideration of his service to us. Of these restricted shares, 35.0%, 25.0% and 20.0% vested on the date our initial public offering was completed, on December 31, 2011 and on December 31, 2012, respectively, and 20.0% will vest on December 31, 2013, subject to Mr. Li’s continuous service with our company. If Mr. Li deceases or becomes disabled following the first anniversary of his employment, any unvested restricted shares will become fully vested at that time. As a result of this grant of restricted shares by Newrace Limited, we incurred non-cash share-based compensation expenses of RMB3.0 million and RMB0.6 million (US$0.1 million) in 2011 and 2012, respectively, and we expect to incur additional compensation expenses in 2013 in connection with this grant. We also incurred non-cash share-based compensation expenses of RMB1.9 million and RMB1.3 million (US$0.2 million) in 2011 and 2012, respectively, in connection with the share option granted to one of our executive officers in August 2011 and the restricted share unit awards granted to each of our independent directors in March 2012 under our 2011 Share Incentive Plan. We account for compensation costs for all such restricted share grants, share options and restricted share unit awards using the fair value determined on the grant date and recognize the expenses in our consolidated statement of comprehensive income.

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

Revenue Recognition

We measure revenue at the fair value of the consideration received or receivable and revenue represents amounts receivable for goods sold in the normal course of business, net of related taxes, sales rebates and discounts. We recognize revenue when goods are delivered to, and inspected to their satisfaction by, our customers, and title has passed, when it is probable that the economic benefits will flow to us, and when the revenue can be measured reliably and collectability is reasonably assured.

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

Inventories

We state inventories at the lower of cost and net realizable value. We calculate cost using the weighted average method. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Intangible Assets

We identify and recognize intangible assets acquired in a business combination separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. The cost of such intangible assets is measured at their fair value at the acquisition date.

Subsequent to initial recognition, we carry intangible assets with indefinite useful lives at cost less any subsequent accumulated impairment losses.

Results of Operations

The following summary consolidated statement of comprehensive income data for the years ended December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2010		2011		2012		2012
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Summary Consolidated Statements of Comprehensive Income Data:
Revenue	3,199,804	100.0	4,093,874	100.0	3,737,965	100.0	599,985	100.0
Cost of sales	(2,387,782)	(74.6)	(3,005,590)	(73.4)	(2,795,548)	(74.8)	(448,716)	(74.8)

Gross profit	812,022	25.4	1,088,284	26.6	942,417	25.2	151,269	25.2
Other income, gain and loss	6,110	0.2	11,653	0.3	17,066	0.5	2,739	0.5
Net exchange (loss) gain	(2,614)	(0.1)	(5,832)	(0.1)	922	0	148	0
Selling and distribution costs	(197,635)	(6.2)	(256,487)	(6.3)	(252,109)	(6.7)	(40,466)	(6.7)
Research and development expenses	(44,698)	(1.4)	(85,398)	(2.1)	(90,823)	(2.4)	(14,578)	(2.4)
Administrative expenses	(99,432)	(3.1)	(129,035)	(3.2)	(138,040)	(3.7)	(22,157)	(3.7)
Finance costs	(57,928)	(1.8)	(60,536)	(1.5)	(50,916)	(1.4)	(8,173)	(1.4)

Profit before taxation	415,825	13.0	562,649	13.7	428,517	11.5	68,782	11.5
Income tax expense	(88,055)	(2.8)	(110,448)	(2.7)	(66,885)	(1.8)	(10,736)	(1.8)

Profit and total comprehensive income for the year	327,770	10.2	452,201	11.0	361,632	9.7	58,046	9.7

Profit and total comprehensive income attributable to:
Owners of the Company	327,770	10.2	452,201	11.0	361,632	9.7	58,046	9.7

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue. Revenue decreased by 8.7% from RMB4,093.9 million in 2011 to RMB3,738.0 million (US$600.0 million) in 2012. The decrease was due to a decrease in PRC aftermarket and OEM sales, partially offset by an increase in international sales.

PRC aftermarket sales: PRC aftermarket sales decreased by 7.8% from RMB1,984.4 million in 2011 to RMB1,829.7 million (US$293.7 million) in 2012, primarily due to a decrease in the average selling prices of both tubeless steel wheels and tubed steel wheels, partially offset by an increase in the sales volume of both tubeless steel wheels and tubed steel wheels. The increase in sales volume primarily resulted from (i) increasing recognition of the quality of our products and our brands, (ii) reduced average selling prices and (iii) increased sales of more advanced wheels with higher specifications in terms of strength, durability, weight and other factors, including a type of tubeless steel wheel using a patented production technique for the design of the wheel disc which was introduced in 2011.

PRC OEM sales: PRC OEM sales decreased by 15.5% from RMB1,543.4 million in 2011 to RMB1,303.6 million (US$209.2 million) in 2012, primarily due to a decrease in the average selling prices and sales volume of both tubeless steel wheels and tubed steel wheels. The decrease in sales volume primarily resulted from a decrease in the demands from our PRC OEM customers reflecting decreased sales of commercial vehicles.

International sales: International sales increased by 6.8% from RMB566.1 million in 2011 to RMB604.7 million (US$97.1 million) in 2012, primarily due to an increase in the sales volume of both tubeless steel wheels and tubed steel wheels, partially offset by a decrease in the average selling prices of both tubeless steel wheels and tubed steel wheels. The increase in sales volume primarily resulted from (i) enhanced sales and marketing efforts in various countries in Asia, (ii) increasing recognition of the quality of our products and our brands and (iii) increased market demand internationally, though we believe that ongoing economic difficulties in certain markets, including India, adversely affected overall growth in demand.

Average selling prices of tubed and tubeless steel wheels sold in the PRC and internationally decreased from 2011 to 2012 mainly due to decreases in the price of steel, our principal raw material, during the period. Average selling prices of such wheels in the PRC was also affected by the decrease in market demand reflecting decreased sales of domestic commercial vehicles.

Cost of Sales. Cost of sales decreased by 7.0% from RMB3,005.6 million in 2011 to RMB2,795.5 million (US$448.7 million) in 2012. The decrease was primarily due to a RMB213.5 million decrease in raw material costs, mainly as a result of decreases in the price of steel and decreased sales volume. As a percentage of revenue, cost of sales increased from 73.4% in 2011 to 74.8% in 2012.

Gross Profit. As a result of the foregoing factors, gross profit decreased by 13.4% from RMB1,088.3 million in 2011 to RMB942.4 million (US$151.3 million) in 2012, and gross profit margin decreased from 26.6% in 2011 to 25.2% in 2012.

Other Income, Gain and Loss. Other income, gain and loss increased by 46.5% from RMB11.7 million in 2011 to RMB17.1 million (US$2.7 million) in 2012. The increase was primarily due to (i) a RMB7.7 million increase in interest income and (ii) a RMB1.9 million increase in government grants, partially offset by net loss from sales of scrap materials of RMB3.1 million.

Net Exchange (Losses)/Gains. We had net exchange gains of RMB0.9 million (US$0.1 million) in 2012, as compared to net exchange losses of RMB5.8 million in 2011.

Selling and Distribution Costs. Selling and distribution costs decreased by 1.7% from RMB256.5 million in 2011 to RMB252.1 million (US$40.5 million) in 2012. The decrease was primarily due to a RMB16.1 million decrease in business promotion and advertising expenses and subsidies in line with our reduced sales and a decrease in the number of distributors, partially offset by (A) a RMB4.0 million increase in transportation costs, in line with our increase in sales volume and (B) a RMB1.8 million increase in salaries, bonuses and related expenses for personnel engaged in sales and marketing resulting from an increase in the average salaries we paid and an increase in the number of our sales and marketing personnel. As a percentage of revenue, selling and distribution costs increased from 6.3% in 2011 to 6.7% in 2012.

Research and Development Expenses. Research and development expenses increased by 6.4% from RMB85.4 million in 2011 to RMB90.8 million (US$14.6 million) in 2012. The increase was primarily due to a RMB3.6 million increase in salaries, bonuses and related expenses for personnel engaged in research and development resulting from an increase in the average salaries we paid. As a percentage of revenue, research and development expenses increased from 2.1% in 2011 to 2.4% in 2012.

Administrative Expenses. Administrative expenses increased by 7.0% from RMB129.0 million in 2011 to RMB138.0 million (US$22.2 million) in 2012. The increase was primarily due to a RMB9.1 million increase in salaries, bonuses and related expenses for administrative personnel and management resulting from an increase in the average salaries we paid and an increase in the number of our administrative personnel and management. As a percentage of revenue, administrative expenses increased from 3.2% in 2011 to 3.7% in 2012.

Finance Costs. Finance costs decreased by 15.9% from RMB60.5 million in 2011 to RMB50.9 million (US$8.2 million) in 2012. The decrease was primarily due to a decrease in the amount of bank borrowings.

Income Tax Expense. Income tax expense decreased by 39.4% from RMB110.4 million in 2011 to RMB66.9 million (US$10.7 million) in 2012. The decrease was primarily due to a decrease in our profit before taxation and the fact that we ceased to provide deferred tax on withholding tax on retained earnings of our PRC subsidiaries. Our effective tax rate decreased from 19.6% in 2011 to 15.6% in 2012.

Profit for the Year. As a result of the foregoing factors, profit for the year decreased by 20.0% from RMB452.2 million in 2011 to RMB361.6 million (US$58.0 million) in 2012, and net profit margin decreased from 11.0% in 2011 to 9.7% in 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue. Revenue increased by 27.9% from RMB3,199.8 million in 2010 to RMB4,093.9 million in 2011. The increase was due to an increase in PRC aftermarket and OEM sales and, to a lesser extent, an increase in international sales.

PRC aftermarket sales: PRC aftermarket sales increased by 50.2% from RMB1,321.6 million in 2010 to RMB1,984.4 million in 2011, primarily due to an increase in the sales volume and average selling prices of both tubeless steel wheels and tubed steel wheels. The increase in sales volume primarily resulted from (i) expansion of our distribution network in 2011, (ii) increasing recognition of the quality of our products and our brands and enhancement of our sales and marketing activities and (iii) increased sales of more advanced wheels with higher specifications in terms of strength, durability, weight and other factors, including a type of tubeless steel wheel using a patented production technique for the design of the wheel disc which was introduced in 2011.

PRC OEM sales: PRC OEM sales increased by 15.0% from RMB1,342.3 million in 2010 to RMB1,543.4 million in 2011, primarily due to an increase in the sales volume of tubeless steel wheels and an increase in average selling prices of both tubeless steel wheels and tubed steel wheels. The increase in sales volume of tubeless steel wheels primarily resulted from (i) the addition of new PRC OEM customers, (ii) an increase in the demands from our existing PRC OEM customers and (iii) increasing recognition of the quality of our products and our brands and enhancement of our sales and marketing activities. The foregoing was offset in part by a decrease in the sales volume of tubed steel wheels, which primarily resulted from a decrease in demand from certain PRC OEM customers reflecting decreased sales of commercial vehicles and the overall market trend of the gradual replacement of tubed steel wheels by tubeless steel wheels.

International sales: International sales increased by 5.6% from RMB535.9 million in 2010 to RMB566.1 million in 2011, primarily due to an increase in the sales volume of tubeless steel wheels and an increase in average selling prices of both tubeless steel wheels and tubed steel wheels. The increase in sales volume of tubeless steel wheels resulted primarily from (i) expansion of our international distribution network and an increase in the number of international OEM customers in 2011, (ii) increasing recognition of the quality of our products and our brands and enhancement of our sales and marketing activities and (iii) increased market demand internationally, though we believe that ongoing economic difficulties in certain markets adversely affected overall growth in demand. The foregoing was offset in part by a decrease in the sales volume of tubed steel wheels, which primarily resulted from the overall market trend of the gradual replacement of tubed steel wheels by tubeless steel wheels.

Average selling prices of tubed and tubeless steel wheels sold in the PRC and internationally increased from 2010 to 2011 mainly due to increases in the price of steel, our principal raw material, during the period, as well as a change in our product mix with increased sales in 2011 of more advanced wheels with higher specifications, as mentioned above, which have higher average selling prices.

Cost of Sales. Cost of sales increased by 25.9% from RMB2,387.8 million in 2010 to RMB3,005.6 million in 2011. The increase was primarily due to a RMB531.4 million increase in raw material costs, mainly as a result of increased sales volume and increases in the price of steel. The increase in cost of sales was smaller than the increase in revenue, mainly due to (i) economies of scale achieved, (ii) changes in our product mix with increased sales as a percentage of revenue of tubeless steel wheels which typically have a higher gross profit margin than tubed steel wheels, as well as increased sales in 2011 of more advanced wheels with higher specifications, as mentioned above, which have higher average selling prices, and (iii) the utilization and expansion of our strategically located manufacturing facilities which reduce our raw material transportation costs. As a percentage of revenue, cost of sales decreased from 74.6% in 2010 to 73.4% in 2011.

Gross Profit. As a result of the foregoing factors, gross profit increased by 34.0% from RMB812.0 million in 2010 to RMB1,088.3 million in 2011, and gross profit margin increased from 25.4% in 2010 to 26.6% in 2011.

Other Income, Gain and Loss. Other income, gain and loss increased by 90.7% from RMB6.1 million in 2010 to RMB11.7 million in 2011. The increase was primarily due to (i) a RMB2.6 million increase in interest income, (ii) a RMB2.1 million increase in net gain from sales of scrap materials and (iii) a RMB0.8 million increase in government grants.

Net Exchange Losses. Net exchange losses increased significantly from RMB2.6 million in 2010 to RMB5.8 million in 2011.

Selling and Distribution Costs. Selling and distribution costs increased by 29.8% from RMB197.6 million in 2010 to RMB256.5 million in 2011. The increase was primarily due to (i) a RMB30.9 million increase in business promotion and advertising expenses and subsidies in connection with our enhanced sales and marketing and brand recognition efforts, (ii) a RMB7.4 million increase in salaries, bonuses and related expenses for personnel engaged in sales and marketing resulting from an increase in the average salaries we paid and an increase in the number of our sales and marketing personnel and (iii) a RMB6.9 million increase in transportation costs, in line with our increase in revenue. As a percentage of revenue, selling and distribution costs increased from 6.2% in 2010 to 6.3% in 2011.

Research and Development Expenses. Research and development expenses increased by 91.1% from RMB44.7 million in 2010 to RMB85.4 million in 2011. The increase was primarily due to (i) a RMB27.3 million increase in purchases of supplies and materials used in our research and development projects in connection with our increased research and development efforts, in particular for aluminum wheels, tubeless steel wheels and off-road steel wheels, as well as due to increases in the prices of such supplies and materials, (ii) a RMB5.0 million increase in others resulting from a research and development collaboration with a third party in 2011, (iii) a RMB4.9 million increase in salaries, bonuses and related expenses for personnel engaged in research and development resulting from an increase in the average salaries we paid and an increase in the number of our research and development personnel, and (iv) a RMB3.0 million increase in amortization of low-value consumables used in our research and development projects in connection with our increased research and development efforts. As a percentage of revenue, research and development expenses increased from 1.4% in 2010 to 2.1% in 2011.

Administrative Expenses. Administrative expenses increased by 29.8% from RMB99.4 million in 2010 to RMB129.0 million in 2011. The increase was primarily due to (i) a RMB10.9 million increase in salaries, bonuses and related expenses for administrative personnel and management resulting from an increase in the average salaries we paid and an increase in the number of our administrative personnel and management, (ii) a one-off impairment charge of RMB10.3 million in 2011 due to the fact that certain machinery and equipment became obsolete in 2011, (iii) non-cash share-based compensation expenses of RMB4.9 million and (iv) a RMB2.7 million increase in other tax expense mainly due to an increase in land taxes and property taxes in connection with our manufacturing facilities. As a percentage of revenue, administrative expenses increased from 3.1% in 2010 to 3.2% in 2011.

Finance Costs. Finance costs increased by 4.5% from RMB57.9 million in 2010 to RMB60.5 million in 2011. The increase was primarily due to an increase in interest rates.

Income Tax Expense. Income tax expense increased by 25.4% from RMB88.1 million in 2010 to RMB110.4 million in 2011. The increase was primarily due to an increase in our profit before taxation. Our effective tax rate decreased from 21.2% in 2010 to 19.6% in 2011.

Profit for the Year. As a result of the foregoing factors, profit for the year increased by 38.0% from RMB327.8 million in 2010 to RMB452.2 million in 2011, and net profit margin increased from 10.2% in 2010 to 11.0% in 2011.

B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flow from operations, bank borrowings, advances from related parties (which we repaid in full in September 2010), equity contributions by our shareholders and net proceeds from our initial public offering. As of December 31, 2012, we had RMB827.3 million (US$132.8 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and bank balances.

As of December 31, 2010, we had net current liabilities of RMB143.3 million. We had net current assets of RMB410.8 million and RMB474.7 million (US$76.2 million) as of December 31, 2011 and 2012, respectively. Our previous net current liability position was primarily due to our need for a significant amount of working capital in connection with our continuous expansion of business in recent years and the fact that parts of our capital expenditures were funded by cash flows from operations and current bank borrowings. Such position was improved by net proceeds from our initial public offering and profit for the year in 2011 and 2012 and resulted in a net current asset position as of December 31, 2011 and 2012. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing and the net proceeds from our initial public offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Our bank borrowings were primarily obtained from two PRC banks for the purposes of general working capital and funding of capital expenditure needs. As of December 31, 2010, 2011 and 2012, our total current and non-current bank borrowings amounted to RMB1,052.0 million, RMB998.5 million and RMB700.0 million (US$112.4 million), of which RMB813.5 million, RMB998.5 million and RMB700.0 million (US$112.4 million) were current bank borrowings and RMB238.5 million, nil and nil were non-current bank borrowings, respectively. In 2010, 2011 and 2012, our variable-rate bank borrowings and fixed-rate bank borrowings carried interest rates ranging from 5.6% to 6.2%, 6.2% to 6.9% and 6.2% to 6.9% per annum, and 4.8% to 5.8%, 4.8% to 6.6% and 6.0% to 6.6% per annum, respectively. Our variable-rate bank borrowings carried interest at 90.0% to 100.0% of the rate prescribed by the PBOC, which was adjusted every six months.

A portion of our current bank borrowings and all of our non-current bank borrowings were secured. As of December 31, 2010, bank borrowings amounting to RMB266.0 million were secured by pledged bank deposits, property plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB786.0 million were unsecured. As of December 31, 2011, bank borrowings amounting to RMB248.5 million were secured by pledged bank deposits, property plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB750.0 million were unsecured. As of December 31, 2012, bank borrowings amounting to RMB210.0 million (US$33.7 million) were secured by pledged bank deposits, property plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB490.0 million (US$78.7 million) were unsecured.

In addition, certain of our current and non-current bank borrowings were guaranteed by our subsidiaries, namely Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to three guarantee agreements entered into in January 2008 and 2009. As of December 31, 2010, 2011 and 2012, these guaranteed bank borrowings amounted to RMB446.0 million, RMB429.0 million and RMB700.0 million (US$112.4 million), respectively.

The following table sets forth a breakdown of our bank borrowings by maturity dates as of December 31, 2010, 2011 and 2012:

	As of December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)
Variable-rate bank borrowings repayable:
Within one year	53,500	238,500	—	—
In more than one year but not more than two years	238,500	—	—	—

	292,000	238,500	—	—

Fixed-rate bank borrowings repayable:
Within one year	760,000	760,000	700,000	112,358

Total bank borrowings	1,052,000	998,500	700,000	112,358
Less: Amounts due within one year shown under current liabilities	(813,500)	(998,500)	(700,000)	(112,358)

	238,500	—	—	—

We plan to repay these bank borrowings with cash generated from our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. As of December 31, 2010, 2011 and 2012, we had available undrawn one-year borrowing facilities from two PRC banks of RMB483.7 million, RMB631.5 million and RMB1,092.4 million (US$175.3 million), respectively. We have historically been able to repay our bank borrowings when they become due. We expect to be able to obtain additional bank borrowings should we need additional funding for working capital and capital expenditures.

Cash Flow

The following table sets forth a summary of our cash flow for the periods indicated:

	Year Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	498,870	475,102	896,972	143,974
Net cash used in investing activities	(347,358)	(370,378)	(431,420)	(69,248)
Net cash from (used in) financing activities	31,726	307,893	(367,589)	(59,002)
Net increase in cash and cash equivalents	183,238	412,617	97,963	15,724
Cash and cash equivalent at beginning of the year	134,782	318,020	729,621	117,112
Cash and cash equivalent at end of the year	318,020	729,621	827,271	132,786

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

Net cash from operating activities was RMB897.0 million (US$144.0 million) in 2012, which was primarily attributable to (i) profit before taxation of RMB428.5 million (US$68.8 million), (ii) a decrease in trade and other receivables and prepayments of RMB309.5 million (US$49.7 million) primarily due to reduced sales and lower prepayments to raw material suppliers in 2012, (iii) a decrease in inventories of RMB187.8 million (US$30.1 million), (iv) depreciation of property, plant and equipment of RMB119.9 million (US$19.2 million) and (v) finance costs of RMB50.9 million (US$8.2 million), partially offset by (A) a decrease in trade and other payables and accruals of RMB129.5 million (US$20.8 million) primarily due to lower bills payable to raw material suppliers and (B) PRC income tax paid of RMB79.8 million (US$12.8 million).

Net cash from operating activities was RMB475.1 million in 2011, which was primarily attributable to (i) profit before taxation of RMB562.6 million, (ii) an increase in trade and other payables and accruals of RMB203.8 million primarily due to higher bills payable to raw material suppliers in anticipation of increased sales and (iii) depreciation of property, plant and equipment of RMB116.5 million, partially offset by (A) an increase in trade and other receivables and prepayments of RMB340.7 million primarily due to increased sales and higher prepayments to raw material suppliers in 2011 and (B) PRC income tax paid of RMB89.7 million.

Net cash from operating activities was RMB498.9 million in 2010, which was primarily attributable to (i) profit before taxation of RMB415.8 million, (ii) an increase in trade and other payables and accruals of RMB146.5 million primarily due to higher bills payable to raw material suppliers in anticipation of increased sales and the accrual of listing expenses in 2010 and (iii) depreciation of property, plant and equipment of RMB104.2 million, partially offset by (A) an increase in trade and other receivables and prepayments of RMB142.8 million primarily due to higher prepayments to raw material suppliers and increased sales in 2010 and (B) PRC income tax paid of RMB59.7 million.

Investing Activities

Net cash used in investing activities was RMB431.4 million (US$69.2 million) in 2012, which was primarily attributable to (i) placement of fixed bank deposits with maturity periods over three months of RMB228.9 million (US$36.7 million), (ii) purchase of property, plant and equipment of RMB217.5 million (US$34.9 million) in connection with the expansion of our manufacturing facilities in Chengdu, Sichuan Province and the construction of a new aluminum wheel manufacturing facility, (iii) deposit paid for acquisition of property, plant and equipment of RMB130.6 million (US$21.0 million) and (iv) acquisition of leasehold land of RMB54.6 million (US$8.8 million) in connection with the construction of a new aluminum wheel manufacturing facility, partially offset by (A) withdrawal of fixed bank deposits with maturity periods over three months of RMB173.9 million (US$27.9 million) and (B) withdrawal of pledged bank deposits of RMB28.3 million (US$4.5 million).

Net cash used in investing activities was RMB370.4 million in 2011, which was primarily attributable to (i) purchase of property, plant and equipment of RMB109.5 million in connection with the expansion of our manufacturing facilities in Chengdu, Sichuan Province and the construction of a new aluminum wheel manufacturing facility, (ii) placement of fixed bank deposits with maturity periods over three months of RMB105.0 million, (iii) acquisition of leasehold land of RMB92.6 million in connection with the construction of a new aluminum wheel manufacturing facility, (iv) deposit paid for acquisition of property, plant and equipment of RMB40.8 million and (v) placement of pledged bank deposits of RMB27.1 million.

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

Financing Activities

Net cash used in financing activities was RMB367.6 million (US$59.0 million) in 2012, which was attributable to (i) repayment of bank borrowings of RMB998.5 million (US$160.3 million), (ii) interest paid of RMB49.6 million (US$8.0 million) and (iii) dividend paid of RMB19.5 million (US$3.1 million), partially offset by new bank borrowings raised of RMB700.0 million (US$112.4 million).

Net cash from financing activities was RMB307.9 million in 2011, which was primarily attributable to (i) new bank borrowings raised of RMB760.0 million and (ii) proceeds from issue of shares through initial public offering of RMB452.4 million, partially offset by (A) repayment of bank borrowings of RMB813.5 million and (B) interest paid of RMB60.5 million.

Net cash from financing activities was RMB31.7 million in 2010, which was primarily attributable to (i) new bank borrowings raised of RMB760.0 million and (ii) capital contribution from shareholders of RMB19.8 million, partially offset by (A) repayment of bank borrowings of RMB608.0 million, (B) repayment to related parties of RMB81.4 million in connection with the advances previously made to us from Mr. Jianhui Lai, our founder, chairman, chief executive officer and controlling shareholder, and Mr. Jianping Lai (Mr. Jianhui Lai’s brother), which were used for our business operations and capital expenditures, and (C) interest paid of RMB58.7 million.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2012:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Operating lease commitment	1,247	1,080	—	—	2,327	373
Purchase commitment	934,362	—	—	—	934,362	149,975
Capital commitment	80,388	—	—	—	80,388	12,903

Total	1,015,997	1,080	—	—	1,017,077	163,251

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of March 31, 2013:

Name	Age	Position

Jianhui Lai	47	Chairman of the board of directors and chief executive officer
Junqiu Gao	46	Director, deputy chief executive officer and chief sales and marketing officer
William John Sharp	71	Independent director
Ian Frances Wade	71	Independent director
Yichun Zhang	79	Independent director
Yifan Li	45	Chief financial officer
Xichuan Lai	45	Financial controller
Guohe Zhang	67	Chief technology officer
Jiangjun Yang	36	Chief production officer

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

Mr. William John Sharp has served as our independent director since May 2011. Mr. Sharp has over 40 years of experience in the tire manufacturing industry. Since 2001, Mr. Sharp has served as president of Global Industrial Consulting, a consulting firm. Since 2005, Mr. Sharp has been a director of Xingda International Holdings Limited, a Hong Kong Stock Exchange listed company which manufactures components for radial tires where he serves as chairman of the compensation committee and a member of the audit committee. Since 2008, Mr. Sharp has been a director of Acquity Group LLC, a multi-channel commerce and digital marketing company where he serves as a member of the audit and compensation committees. From 1998 to 2012, Mr. Sharp was a director of Ferro Corporation, a New York Stock Exchange listed company that produces performance materials where he served as a member of the compensation committee. From 2009 to February 2012, Mr. Sharp was a director of Exceed Co. Ltd., a NASDAQ listed company that produces footwear, apparel and accessories where he served as chairman of the audit committee and the compensation committee. Mr. Sharp joined The Goodyear Tire & Rubber Company in 1964 and was the president of its North America Tire group from 1999 to 2000. Prior to that, he was the president of its Global Support Operations from 1996 to 1999, and the president of Goodyear Europe, Middle East and Africa from 1992 to 1996. Mr. Sharp received his bachelor of science degree in industrial engineering from Ohio State University in 1963.

Mr. Ian Frances Wade has served as our independent director since September 2011. Mr. Wade has over 50 years of corporate management experience. From 2009 to 2010, he served as chief executive officer of China Nepstar Chain Drugstore Limited, a New York Stock Exchange listed company which is the largest drugstore chain in China based on the number of directly operated stores. From 1982 to 2006, Mr. Wade was the group managing director of A.S. Watson Group, or Watson, a wholly owned subsidiary of the international retail and manufacturing arm of Hutchison Whampoa Limited. During his tenure with Watson, he was instrumental in Watson’s geographic expansion, organic growth, acquisition, profitable divestment, brand re-invention, and channel development. Under Mr. Wade’s leadership, Watson grew its retail business from 16 to approximately 7,700 stores with approximately 100,000 employees and over 35 retail and product brands serving approximately 25 million customers a week across over 30 countries. From 2001 to 2006, Mr. Wade was also a member of the board of directors of Priceline.com Inc., a NASDAQ listed company which is a leading global online travel reservation company. Mr. Wade is currently a member of the Board of the Community Chest of Hong Kong and a member of the Hong Kong Red Cross Advisory Committee.

Mr. Yichun Zhang has served as our independent director since May 2011. Mr. Zhang is the head of the Financial Research Institute of Xiamen University. Since 1960, Mr. Zhang has been a lecturer of the economics department, associate professor and deputy head of the finance and fiscal department of the economics faculty, professor, supervisor of doctoral candidates and department head of the finance and fiscal department, professor, supervisor of doctoral candidates and faculty head of the economics faculty, and professor, supervisor of doctoral candidates and head of the fiscal research institute, all of Xiamen University. In addition, Mr. Zhang has served as an independent director of CNFOL.COM Company Limited, a PRC online financial information provider, Shanghai CiFi Company Limited, a PRC property developer, and Shenzhen Minsheng Royal Fund Management Co., Ltd., a PRC fund management company (where he serves as a member of the audit committee), since 2007. Mr. Zhang also served as an independent director of Zhengzhou Gas Company Limited, a Hong Kong Stock Exchange listed company, from 2002 to 2008, and Fujian Zhonghe Company Limited, a Shenzhen Stock Exchange listed company, from 2002 to 2008. Mr. Zhang served as an external supervisor of Industrial Bank Company Limited, a Shanghai Stock Exchange listed company, from 2004 to 2007. Mr. Zhang received his bachelor’s degree in economics from Xiamen University in 1960.

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

Terms of Directors and Executive Officers

Our executive officers are elected by and serve at the discretion of our board of directors. Our directors may be subject to a term of office if fixed by the resolution of shareholders or the resolution of directors, as the case may be, appointing them. At our annual general meeting of shareholders, our shareholders are asked to elect the directors nominated to serve for the ensuing year and until their successors are elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our directors may resign from their office by giving written notice to us. Our directors may be removed from office, with or without cause, by a resolution of shareholders. For information regarding the period during which our officers and directors have served in their respective positions, please refer to Item 6.A. “Directors and Senior Management.”

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

Compensation of Directors and Executive Officers

In 2012, the aggregate cash compensation, including basic salary and bonus and other benefits, to all of our directors and our executive officers was RMB5.5 million (US$0.9 million). On March 30, 2012, we also granted restricted share unit awards to each of our independent directors which vested on March 25, 2013. ADSs, representing less than 1% of our total outstanding ordinary shares, were given to the directors in settlement of such awards upon vesting. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, employment and other statutory benefits.

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

We had 5,185, 5,209 and 5,070 employees as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2012:

Function	Number

Manufacturing	3,823
Research and development and technology	322
Sales and marketing	254
Quality control	242
Management and administration	429

Total	5,070

All of our employees are stationed in the PRC. We do not have any part-time employees.

In compliance with the relevant PRC labor laws, we enter into individual employment contracts with our employees typically covering matters such as wages, bonuses, employee benefits, workplace safety, confidentiality obligations and non-competition (for our executive officers and employees involved in technology and research and development), and grounds for termination. In addition, we provide various healthcare benefits and insurance to our employees and participate in various employee benefit plans in accordance with applicable laws and regulations. These employment contracts generally have a term of three years. The total amount of contributions we made to employee benefit plans in 2010, 2011 and 2012 was RMB35.7 million, RMB42.8 million and RMB48.2 million (US$7.7 million), respectively.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of March 31, 2013 (unless otherwise indicated) by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person or the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2013, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned(1)
	Number	Percentage (%)

Directors and Executive Officers:
Jianhui Lai(2)	143,587,200	69.53
Junqiu Gao(3)	143,647,200	69.56
William John Sharp	*	*
Ian Frances Wade	*	*
Yichun Zhang	*	*
Yifan Li(4)	*	*
Xichuan Lai	—	—
Guohe Zhang	—	—
Jiangjun Yang	—	—
All directors and executive officers as a group	144,951,495	70.19

Principal Shareholders:
Newrace Limited(2)	143,587,200	69.53
Richburg Holdings Limited(5)	10,479,116	5.08
Capital Research Global Investors(6)	10,322,000	5.00
QVT Financial LP(7)	12,188,800	5.90

*	Less than 1% of our total outstanding ordinary shares.
(1)	Percentage of beneficial ownership of each listed person or group is based on 206,500,000 ordinary shares outstanding as of March 31, 2013 and the ordinary shares underlying all options held by such person or group that have vested or will vest within 60 days after March 31, 2013, each as held by such person or group as of that date.
(2)	Newrace Limited is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Mr. Jianhui Lai, our founder, chairman and chief executive officer. The registered address of Newrace Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. The amount of ordinary shares beneficially owned by Mr. Lai also includes certain restricted ordinary shares granted to Mr. Yifan Li in connection with his service as our chief financial officer. Under such arrangement, Mr. Li is entitled to receive 103,200 ordinary shares from Newrace Limited on December 31, 2013. Pursuant to, and subject to the terms of, a share purchase option agreement dated October 25, 2010 between Ms. Laifan Chu, the then sole shareholder of Newrace Limited, and Mr. Lai, Mr. Lai had an option to purchase any or all of the shares of Newrace Limited from Ms. Chu during the period from January 1, 2009 to December 31, 2013 at an agreed exercise price. On December 19, 2012, Mr. Lai exercised this option and became the sole shareholder of Newrace Limited on December 20, 2012. Please refer to Item 4A “Information on the Company—History and Development of the Company” and Item 7B “Majority Shareholders and Related Party Transactions—Related Party Transactions.”
(3)	Represents (i) 143,587,200 ordinary shares held by Newrace Limited and (ii) 60,000 ordinary shares owned by Mr. Junqiu Gao. Mr. Gao, a director of Newrace Limited, disclaims beneficial ownership of 143,587,200 ordinary shares held by Newrace Limited.
(4)	Represents (i) 412,800 restricted ordinary shares granted by Newrace Limited to Mr. Yifan Li in connection with his service as our chief financial officer which have vested and (ii) certain ordinary shares issuable upon the exercise of options held by Mr. Li which are exercisable within 60 days of March 31, 2013. Please refer to Item 7B “Majority Shareholders and Related Party Transactions—Related Party Transactions—Restricted Shares Granted to Mr. Yifan Li by Newrace Limited.”
(5)	Based solely upon information contained in the Schedule 13G/A filed by Richburg Holdings Limited with the SEC on January 22, 2013. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2012. Richburg Holdings Limited is a company incorporated under the laws of the British Virgin Islands and is jointly owned by (i) RichWise Investment Financial Limited, a British Virgin Islands company owned by Mr. Yuanzhe Huang and RichWise International Investment Group Limited, a British Virgin Islands company wholly-owned by RichWise International Group Limited, a British Virgins Islands company wholly-owned by Mr. Jinlei Shi, (ii) RichWise Capital International Limited, a British Virgins Islands company owned by RichWise International Group Limited, Fortune Dynamic Investment Limited, a British Virgin Islands company wholly-owned by Mr. Yuanzhe Huang, and IMV & Associates, Ltd., a British Virgin Islands company wholly-owned by Mr. Jia Yao, and (iii) IMV & Associates, Ltd. The registered address of Richburg Holdings Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

(6)	Based solely upon information contained in the Schedule 13G/A filed by Capital Research Global Investors, a division of Capital Research and Management Company, with the SEC on February 13, 2013. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2012. The address of the principal business office of Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.
(7)

Based solely upon information contained in the Schedule 13G/A filed by QVT Financial LP with the SEC on February 14, 2013. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2012. The address of the principal business office of QVT Financial LP is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036.

As of March 31, 2013, there were two ordinary shareholders of record with an address in the United States, including The Bank of New York Mellon, depositary of our ADS program, which held 62,500,000 ordinary shares as of that date, representing 30.27% of our outstanding ordinary shares.

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

Acquisition of Zhengxing Wheel by Us

Our business commenced in 2003 with the incorporation of our predecessor, Zhengxing Wheel, under the laws of the PRC by Mr. Jianhui Lai, our founder, chairman, chief executive officer and controlling shareholder, and his family members. Through organic growth and acquisition, Zhengxing Wheel established a number of subsidiaries in the PRC. We are a British Virgin Islands holding company incorporated on July 11, 2008 by Newrace Limited and Richburg Holdings Limited, each incorporated under the laws of the British Virgins Islands. Pursuant to a share subscription and shareholders agreement dated August 10, 2008, as amended on August 12, 2008 (the terms of which were confirmed and further clarified by a deed of confirmation on April 21, 2011), we issued 45,000 and 5,000 ordinary shares, par value US$1.00 per share, to Newrace Limited and Richburg Holdings Limited, respectively. On December 29, 2008, we, through our wholly-owned subsidiary, China Wheel Limited, completed the acquisition of Zhengxing Wheel from its shareholders including Mr. Jianhui Lai. As a result of this acquisition, Zhengxing Wheel, together with its PRC subsidiaries, became our indirect wholly-owned subsidiaries. In connection with this acquisition and pursuant to, and subject to the terms of, a share purchase option agreement dated October 25, 2010 between Ms. Laifan Chu, the then sole shareholder of Newrace Limited, and Mr. Jianhui Lai, Mr. Lai had an option to purchase any or all of the shares of Newrace Limited from Ms. Chu during the period from January 1, 2009 to December 31, 2013 at an agreed exercise price. Mr. Lai previously undertook not to exercise this option until the expiration of the six-month period following May 11, 2011. On December 19, 2012, Mr. Lai exercised this option to purchase all of the shares of Newrace Limited and these shares were transferred and delivered to Mr. Lai on December 20, 2012. As a result, Mr. Lai became the sole shareholder of Newrace Limited on December 20, 2012. For additional information regarding the foregoing transactions, please refer to Item 4A “Information on the Company—History and Development of the Company.”

Guarantees Provided by Our Subsidiaries

Certain of our current and non-current bank borrowings were guaranteed by our subsidiaries, namely Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to three guarantee agreements entered into in January 2008 and 2009. As of December 31, 2010, 2011 and 2012, these guaranteed bank borrowings amounted to RMB446.0 million, RMB429.0 million and RMB700.0 million (US$112.4 million), respectively.

Restricted Shares Granted to Mr. Yifan Li by Newrace Limited

Pursuant to a letter agreement for grant of restricted shares between Newrace Limited and Mr. Yifan Li, our chief financial officer, dated December 17, 2010, Mr. Li was granted 516,000 ordinary shares, representing 0.25% of our ordinary shares outstanding immediately after the completion of our initial public offering, beneficially owned by Newrace Limited in consideration for his serving as our chief financial officer. Of these restricted shares, 35.0%, 25.0% and 20.0% vested on the date our initial public offering was completed, on December 31, 2011 and on December 31, 2012, respectively, and 20.0% will vest on December 31, 2013, subject to Mr. Li’s continuous service with our company. If Mr. Li dies or becomes disabled following the first anniversary of his employment, any unvested restricted shares will become fully vested at that time.

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

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the period indicated.

	Price per ADS (US$)
	High	Low

Annual High and Low
2011(1)	6.64	2.65
2012	4.09	2.23

Quarterly Highs and Lows
Second Quarter 2011	6.64	4.08
Third Quarter 2011	6.39	4.01
Fourth Quarter 2011	5.35	2.65
First Quarter 2012	4.09	3.00
Second Quarter 2012	3.84	2.30
Third Quarter 2012	3.34	2.23
Fourth Quarter 2012	3.30	2.55
First Quarter 2013	4.11	2.97

Monthly Highs and Lows
October 2012	3.30	2.75
November 2012	3.06	2.61
December 2012	3.30	2.55
January 2013	3.90	3.01
February 2013	4.11	3.30
March 2013	3.54	2.97
April 2013 (through April 3, 2013)	3.29	2.91

(1)	Our ADSs began trading on the New York Stock Exchange on May 11, 2011.

B.	Plan of Distribution

Not applicable.

C.	Markets

Please refer to Item 9A “The Offer and Listing—Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

People’s Republic of China Taxation

On March 16, 2007, the NPC passed the EIT Law, and on December 6, 2007, the State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The EIT Law and its implementation rules apply a uniform 25.0% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25.0% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “High and New Technology Enterprises” are entitled to a 15.0% enterprise income tax rate.

The EIT Law and its implementation rules provide that enterprises established outside the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises.” The “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management bodies.” The SAT issued Circular 82 setting forth specific standards for determination of the “de facto management bodies” of offshore companies controlled by PRC enterprises. However, it remains unclear as to how the PRC tax authorities will treat an overseas enterprise, with all of its management team members residing in the PRC, invested or controlled by other overseas enterprises as in our case.

Under the EIT Law and its implementation rules, PRC withholding tax at the rate of 10.0% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest and dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10.0% PRC withholding tax if such gain is regarded as income derived from sources within the PRC. A lower income tax rate of 5.0% is applied if the “non-resident enterprises” are registered in Hong Kong or other jurisdiction that have a tax treaty arrangement with the PRC. Therefore, if we are considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered as income derived from sources within the PRC and be subject to PRC withholding tax.

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

Please also refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax,” “—We may be treated as a resident enterprise for PRC tax purposes under the EIT Law and we may therefore be subject to PRC income tax on our global income” and “—Dividends payable by us to our foreign investors, and gains on the sales of our ordinary shares or ADSs, may be subject to taxes under PRC tax laws, which may materially reduce the value of your investment.”

Material United States Federal Income Tax Considerations

The following is a general summary of material U.S. federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by U.S. Investors (as defined below) that hold such ADSs or ordinary shares as capital assets as defined under the Internal Revenue Code of 1986, as amended, or the Code. This summary is based on the Code, the Treasury regulations issued pursuant to the Code, or the Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service, or IRS, would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Investors in light of their particular circumstances or to U.S. Investors subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships, regulated investment companies, dealers in stock, securities or currencies, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire ADSs or ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or constructively 10% or more of our company’s shares, persons that are resident or hold ADSs or ordinary shares in connection with a permanent establishment outside the United States or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

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

In the case of a U.S. Investor that is a corporation, dividends paid on the ADSs or ordinary shares will be subject to regular corporate rates and will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Certain dividends received by non-corporate U.S. Investors, including individuals, are generally subject to preferential tax rates. A preferential tax rate is applicable to dividends paid by a non-U.S. corporation if such corporation is a “qualified foreign corporation” and only if certain holding period requirements and other conditions are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S.

As described above in the discussion of “—People’s Republic of China Taxation,” in the event our company is treated as a PRC “resident enterprise” under PRC law, our company may be required to withhold PRC income tax on dividends paid on the ADSs or ordinary shares under the EIT Law. For U.S. federal income tax purposes, U.S. Investors will be treated as having received the amount of PRC taxes withheld by our company, and as then having paid over the withheld taxes to the PRC taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Investor with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Investor from our company with respect to the payment.

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

Taxation of Sale, Exchange or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC discussion below, a U.S. Investor generally will recognize capital gain or loss upon the sale, exchange or other disposition of ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and the U.S. Investor’s adjusted tax basis in such ADSs or ordinary shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Investor’s holding period in the ADSs or ordinary shares exceeds one year. Long-term capital gain of a non-corporate U.S. investor is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes. In the event PRC tax were to be imposed on any gain from the disposition of ADSs or ordinary shares as described above in “—People’s Republic of China Taxation,” such gain may be treated as PRC source gain under the income tax treaty between the United States and the PRC, in which case a U.S. Investor eligible for treaty benefits may be able to claim a foreign tax credit, subject to applicable limitations. U.S. Investors are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on the disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under an investor’s own particular circumstances.

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

Net Investment Income Tax

For taxable years beginning after December 31, 2012, a 3.8% tax is imposed on the “net investment income” (as defined in section 1411 of the Code) of individuals whose income exceeds certain threshold amounts, and of certain trusts and estates under similar rules.

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

In addition, under recently enacted section 1298(f) of the Code, if our company is a PFIC, U.S. Investors will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of the ADSs or ordinary shares. Although the IRS has updated Form 8621 to include a new Part I, Summary of Annual Information, to reflect this filing requirement, pursuant to Notice 2011-55 and the instructions to the revised Form 8621, completion of that part is not required until the underlying Treasury Regulations are published.

U.S. Investors should consult their tax advisors regarding the potential application of the PFIC regime, including eligibility for and the manner and advisability of making a mark-to-market election.

Certain Reporting Requirements

Subject to specified exceptions and future guidance, recently enacted U.S. tax legislation generally requires a U.S. Investor (that is, an individual or, to the extent provided in final Treasury Regulations when published, certain domestic entities) to report to the IRS such U.S. Investor’s interests in stock or securities issued by a non-U.S. person (such as our company). U.S. Investors should consult their tax advisors regarding the information reporting obligations that may arise from their ownership or disposition of ADSs or ordinary shares.

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

In 2010, 2011 and 2012, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have increased/(decreased) our profit for the year by RMB97,000, RMB587,000 and RMB898,000 (US$144,000), respectively.

Credit Risk

Our credit risk is primarily attributable to trade and other receivables and prepayments, cash at banks and deposits with banks. Our management has a credit policy in place, and our exposure to credit risk is monitored on an ongoing basis. We place deposits with banks which we believe are of a good reputation. We have concentration of credit risk to a certain extent as 25.0%, 26.0% and 22.3% of our trade receivables as of December 31, 2010, 2011 and 2012, respectively, was due from our five largest customers.

Currency Risk

A majority of our revenue and most of our expenditure are denominated in Renminbi. However, we are exposed to currency risk primarily through sales which give rise to receivables and cash balances that are denominated in a foreign currency. The currencies giving rise to this risk are primarily U.S. dollars and, to a lesser extent, Euros.

The exchange rate of the Renminbi with U.S. dollars, Euros and other currencies is affected by, among other things, China’s political and economic conditions. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollars as of December 31, 2010, 2011 and 2012, a 5.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB1.9 million, RMB4.6 million and RMB2.5 million (US$0.4 million) in our exchange losses, respectively.

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

Inflation

According to the PRC National Bureau of Statistics, Consumer Price Index was -0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively. Although there can be no assurance as to the impact in future periods, inflation has not had a material impact on our results of operation in recent years.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors. We received reimbursement payments from the depositary totaling approximately US$0.5 million (net of withholding tax) for the year ended December 31, 2012. In addition, the depositary has agreed to waive certain fees for standard costs associated with the administration of the ADS program. The depositary waived such costs in an aggregate amount of approximately US$0.1 million for the year ended December 31, 2012.

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

As of December 31, 2012, we have used the net proceeds from our initial public offering as follows:

•	approximately US$36.7 million for manufacturing facility expansion;

•	approximately US$2.7 million for the expansion and enhancement of our research and development activities;

•

approximately US$1.8 million for the expansion and strengthening of our PRC aftermarket distribution network and increasing the size of our sales and marketing team and the level of our promotional activities in the PRC; and

•	approximately US$2.2 million for the expansion of our international sales in India, select countries in Asia and the Middle East, North America and Europe.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2012, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15 and 15d-15of the Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and regulations, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012, using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in Internal Control—Integrated Framework issued by COSO.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in its report, which appears on pages F-2 and F-3 of this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15 or 15d-15 of the Exchange Act that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2011	2012	2012
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	3,728	2,056	330
Audit-related fees(2)	1,074	997	160
Tax fees(3)	7	—	—

Total	4,809	3,053	490

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual financial statements and our internal control over financial reporting, as well as fees for services rendered in connection with our initial public offering in 2011.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of China Zenix (incorporated by reference to Exhibit 3.3 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

2.1	China Zenix’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	China Zenix’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

2.3	Form of Deposit Agreement, among China Zenix, the Depositary and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 1 to Amendment No. 1 to Form F-6 (File No. 333-173588) filed with the SEC on April 27, 2011)

4.1	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.2	Form of Indemnification Agreement between China Zenix and its directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.3	Form of Employment Agreement between China Zenix and its executive officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.4	Letter Agreement for Grant of Restricted Shares between Newrace Limited and Mr. Yifan Li, dated December 17, 2010 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.5	Share Purchase Option Agreement between Mr. Jianhui Lai and Ms. Laifan Chu, dated October 25, 2010 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.6	Deed of Undertaking between Mr. Jianhui Lai and Ms. Laifan Chu, dated January 25, 2011 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.7	Notice of Exercise by and between Mr. Jianhui Lai and Ms. Laifan Chu, dated December 19, 2012 (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by Mr. Jianhui Lai with the SEC on December 20, 2012)

4.8	English translation of Form of Distribution Agreement between Zhengxing Wheel and tier-one distributors (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

Exhibit Number	Document

4.9	English translation of Form of Three-Party Distribution Agreement among Zhengxing Wheel and tier-one and exclusive tier-two distributors (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.10	Form of Strategic Cooperation Agreement between Zhengxing Wheel and international distributors (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.11	Form of Strategic Cooperation Agreement between Zhengxing Wheel and international OEM customers (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.12	Form of English translation of Product Purchase and Sale Agreement between Zhengxing Wheel and Benxi Iron & Steel (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

8.1	Subsidiaries of China Zenix

11.1	Code of Business Conduct and Ethics of China Zenix (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Deloitte Touch Tohmatsu, an independent registered public accounting firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

By:	/s/ Yifan Li
Yifan Li
Chief Financial Officer

Date: April 10, 2013

CHINA ZENIX AUTO INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, DECEMBER 31, 2011

AND DECEMBER 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of China Zenix Auto International Limited:

We have audited the accompanying consolidated statements of financial position of China Zenix Auto International Limited (the “Company”) and subsidiaries (collectively the “Group”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years ended December 31, 2012. Our audits also included the financial statement schedule included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the management of the Group. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, present fairly in all material respects the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 10, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Hong Kong
April 10, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of China Zenix Auto International Limited:

We have audited the internal control over financial reporting of China Zenix Auto International Limited (the “Company”) and subsidiaries (collectively the “Group) as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’ assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - continued

To the Shareholders and the Board of Directors of China Zenix Auto International Limited:

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and related financial statement schedule as of and for the year ended December 31, 2012 of the Group and our report dated April 10, 2013 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Hong Kong
April 10, 2013

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	NOTES	2010		2011		2012		2012
		RMB’000		RMB’000		RMB’000		US$’000

Revenue	5		3,199,804		4,093,874		3,737,965		599,985
Cost of sales			(2,387,782)		(3,005,590)		(2,795,548)		(448,716)

Gross profit			812,022		1,088,284		942,417		151,269
Other income, gain and loss	6		6,110		11,653		17,066		2,739
Net exchange (loss) gain			(2,614)		(5,832)		922		148
Selling and distribution costs			(197,635)		(256,487)		(252,109)		(40,466)
Research and development expenses			(44,698)		(85,398)		(90,823)		(14,578)
Administrative expenses			(99,432)		(129,035)		(138,040)		(22,157)
Finance costs	7		(57,928)		(60,536)		(50,916)		(8,173)

Profit before taxation			415,825		562,649		428,517		68,782
Income tax expense	8		(88,055)		(110,448)		(66,885)		(10,736)

Profit and total comprehensive income for the year	9		327,770		452,201		361,632		58,046

Profit and total comprehensive income attributable to:
Owners of the Company			327,770		452,201		361,632		58,046

Earnings per share	10
Basic		RMB	2.05	RMB	2.38	RMB	1.75	US$	0.28
Diluted		RMB	2.05	RMB	2.38	RMB	1.75	US$	0.28

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31,
	NOTES	2011	2012	2012
		RMB’000	RMB’000	US$’000
ASSETS
Current assets
Inventories	12	552,104	364,351	58,482
Trade and other receivables and prepayments	13	1,108,182	813,445	130,567
Prepaid lease payments	14	8,332	9,425	1,513
Pledged bank deposits	15	96,211	70,884	11,378
Fixed bank deposits with maturity periods over three months	15	105,000	160,000	25,682
Bank balances and cash	15	729,621	827,271	132,786

Total current assets		2,599,450	2,245,376	360,408

Non-current assets
Property, plant and equipment	16	1,184,756	1,405,544	225,605
Prepaid lease payments	14	371,142	414,149	66,475
Deposits paid for acquisition of property, plant and equipment		40,849	55,198	8,860
Deferred tax assets	17	5,208	4,629	743
Intangible assets	18	17,000	17,000	2,729

Total non-current assets		1,618,955	1,896,520	304,412

Total assets		4,218,405	4,141,896	664,820

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	19	1,168,319	1,060,095	170,157
Taxation payable		21,810	10,594	1,700
Short-term bank borrowings	20	998,500	700,000	112,358

Total current liabilities		2,188,629	1,770,689	284,215

Non-current liabilities
Deferred income	21	12,479	11,681	1,875
Deferred tax liabilities	17	81,672	79,827	12,813

Total non-current liabilities		94,151	91,508	14,688

Total liabilities		2,282,780	1,862,197	298,903

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,440,000 shares issued and outstanding as at December 31, 2011 and 2012)	22	136	136	22
Additional paid in capital		411,225	391,711	62,874
Reserves		1,524,264	1,887,852	303,021

Total equity attributable to owners of the Company		1,935,625	2,279,699	365,917

Total equity and liabilities		4,218,405	4,141,896	664,820

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share capital	Additional paid in capital	Capital reserve	PRC statutory reserve	Share incentive plan reserve	Retained profits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(note i)	(note ii)

At January 1, 2010	106	234	526,373	21,459	—	160,905	709,077
Profit and total comprehensive income for the year	—	—	—	—	—	327,770	327,770
Capital contribution	—	—	19,782	—	—	—	19,782
Transfer	—	—	—	34,260	—	(34,260)	—

At December 31, 2010	106	234	546,155	55,719	—	454,415	1,056,629
Profit and total comprehensive income for the year	—	—	—	—	—	452,201	452,201
Capital contribution	—	—	10,908	—	—	—	10,908
Issue of shares through initial public offering	30	452,404	—	—	—	—	452,434
Transaction costs attributable to issue of shares	—	(41,413)	—	—	—	—	(41,413)
Recognition of equity-settled share-based payments (Note 24)	—	—	2,984	—	1,882	—	4,866
Transfer	—	—	—	38,013	—	(38,013)	—

At December 31, 2011	136	411,225	560,047	93,732	1,882	868,603	1,935,625
Profit and total comprehensive income for the year	—	—	—	—	—	361,632	361,632
Dividends recognized as distribution (Note 11)	—	(19,514)	—	—	—	—	(19,514)
Recognition of equity-settled share-based payments (Note 24)	—	—	623	—	1,333	—	1,956
Transfer	—	—	—	20,994	—	(20,994)	—

At December 31, 2012	136	391,711	560,670	114,726	3,215	1,209,241	2,279,699

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At December 31, 2012	22	62,874	89,994	18,415	516	194,096	365,917

notes:

i.	Capital reserve include (a) additional capital contributions, comprising a cash injection of RMB140 million and an option of RMB386.3 million, being the fair value at grant date, by equity owners to acquire Zhengxing Wheel Group Co., Limited (b) capital contribution of RMB19.8 million and RMB10.9 million in the years ended December 31, 2010 and 2011, respectively, by equity owners pursuant to a shareholder agreement and (c) the recognition of share-based payment expenses of RMB2,984,000 and RMB623,000 during the years ended December 31, 2011 and 2012, respectively, in relation to restricted shares awarded to a management executive by an equity participant (see Note 24).
ii.	As stipulated by the relevant laws and regulations in the People’s Republic of China (the “PRC”), companies established in the PRC (the “PRC subsidiaries”) are required to maintain a statutory reserve made out of profit for the year based on the PRC subsidiaries’ statutory financial statements which are prepared in accordance with the accounting principles generally accepted in the PRC. The amount and allocation basis are decided by the board of directors of the relevant PRC subsidiaries annually and is not to be less than 10% of the profit for the year of the relevant PRC subsidiaries. The aggregate amount allocated to the reserves will be limited to 50% of registered capital for certain subsidiaries. Statutory reserve can be used for expanding the capital base of the PRC subsidiaries by means of capitalization issue.

The PRC laws and regulations restrict the distribution of registered capital of companies established in the PRC. Accordingly, the registered capital of PRC entities in the Group of RMB773,065,000 as of December 31, 2011 and December 31, 2012 are considered restricted for distribution.

In addition, as a result of the relevant PRC laws and regulations which impose restriction on distribution or transfer of assets out of the PRC statutory reserve, RMB115,926,000 and RMB136,920,000 representing the PRC statutory reserve of the subsidiaries as of December 31, 2011 and December 31, 2012 are also considered under restriction for distribution.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000
OPERATING ACTIVITIES
Profit before taxation	415,825	562,649	428,517	68,782
Adjustments for:
Amortization of prepaid lease payments	6,112	6,080	10,540	1,692
Depreciation of property, plant and equipment	104,156	116,541	119,900	19,245
Release of deferred income	(796)	(796)	(798)	(128)
Finance costs	57,928	60,536	50,916	8,173
Interest income	(2,407)	(5,031)	(12,694)	(2,037)
Gain on disposal of leasehold land	(37)	—	—	—
Loss on disposal of property, plant and equipment	235	337	312	50
Impairment loss on property, plant and equipment	—	10,259	—	—
Share-based payment expense	—	4,866	1,956	314

Operating cash flows before movements in working capital	581,016	755,441	598,649	96,091
(Increase) decrease in inventories	(28,500)	(58,723)	187,753	30,136
(Increase) decrease in trade and other receivables and prepayments	(142,844)	(340,734)	309,492	49,677
Increase (decrease) in trade and other payables and accruals	146,464	203,826	(129,485)	(20,784)

Cash generated from operations	556,136	559,810	966,409	155,120
Interest received	2,407	5,031	10,320	1,656
PRC income tax paid	(59,673)	(89,739)	(79,757)	(12,802)

NET CASH FROM OPERATING ACTIVITIES	498,870	475,102	896,972	143,974

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(335,705)	(109,542)	(217,466)	(34,906)
Deposit paid for acquisition of leasehold land	(20,000)	—	—	—
Deposits paid for acquisition of property, plant and equipment	(2,503)	(40,849)	(130,563)	(20,957)
Acquisition of leasehold land	(462)	(92,599)	(54,640)	(8,770)
Proceeds on disposal of property, plant and equipment	4,028	2,390	493	79
Proceeds on disposal of leasehold land	3,977	—	—	—
Withdrawal of pledged bank deposits	3,307	2,333	28,331	4,547
Placement of fixed bank deposits with maturity periods over three months	—	(105,000)	(228,883)	(36,738)
Placement of pledged bank deposits	—	(27,111)	(3,004)	(482)
Placement of structured deposit	—	—	(20,000)	(3,210)
Withdrawal of fixed bank deposits with maturity periods over three months	—	—	173,883	27,910
Withdrawal of structured deposit	—	—	20,429	3,279

NET CASH USED IN INVESTING ACTIVITIES	(347,358)	(370,378)	(431,420)	(69,248)

FINANCING ACTIVITIES
New bank borrowings raised	760,000	760,000	700,000	112,358
Capital contribution from shareholders	19,782	10,908	—	—
Repayment of bank borrowings	(608,000)	(813,500)	(998,500)	(160,270)
Repayment to related parties	(81,370)	—	—	—
Interest paid	(58,686)	(60,536)	(49,598)	(7,961)
Proceeds from issue of shares through initial public offering	—	452,434	—	—
Transaction cost paid attributable to issue of shares	—	(41,413)	—	—
Dividend paid	—	—	(19,491)	(3,129)

NET CASH FROM (USED IN) FINANCING ACTIVITIES	31,726	307,893	(367,589)	(59,002)

NET INCREASE IN CASH AND CASH EQUIVALENTS	183,238	412,617	97,963	15,724

Effect of foreign exchange rate	—	(1,016)	(313)	(50)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	134,782	318,020	729,621	117,112

CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash	318,020	729,621	827,271	132,786

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

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

The Company owns 100% equity interest in China Wheel Limited (“China Wheel”).

China Wheel is a company incorporated under the laws of Special Administrative Region of Hong Kong on September 26, 2008. China Wheel had no activity since incorporation until November 26, 2008 when it entered into an agreement (the “Purchase Agreement”) to acquire all the registered and paid-up capital of Zhengxing Wheel Group Co., Limited (“Zhengxing Wheel”) from Mr. Jianhui Lai (“Mr. Lai”) and his family members (the “Lai Family”) for a cash consideration of RMB140 million. In connection with the acquisition of Zhengxing Wheel, Ms. Laifan Chu (“Ms. Chu”) and Mr. Lai entered into a memorandum of understanding on November 1, 2008, under which both parties agreed that Mr. Lai had an option to purchase any or all of the shares of Newrace from Ms. Chu at a price to be agreed by both parties. On November 26, 2008, Ms. Chu and Mr. Lai orally agreed that Mr. Lai’s option to purchase any or all of the shares of Newrace would take effect from January 1, 2009. On October 25, 2010, Ms. Chu and Mr. Lai entered into a share purchase option agreement which reiterated and finalized the terms of, and superseded, the prior memorandum of understanding and oral agreement between Ms. Chu and Mr. Lai. Pursuant to the option agreement, Mr. Lai had the right, which could only be exercised after January 1, 2009, subject to certain terms of the share purchase option agreement which delayed any potential exercise until after an initial public offering of the Company, for a period of 5 years, to acquire any or all of the 50,000 ordinary shares in Newrace, at a price of US$400 per ordinary share, and such price is to be increased at a rate of 10% per annum, calculated on a daily basis starting from January 1, 2009, until the option is exercised or lapsed (the “Option”).

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

On December 19, 2012, Mr. Lai issued a notice of exercise to Ms. Chu, pursuant to which Mr. Lai exercised his option to purchase all of the ordinary shares of Newrace. These ordinary shares were transferred and delivered to Mr. Lai on December 20, 2012, with the exercise price of US$27,934,000.00 to be paid within 90 business days from December 20, 2012.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Zhengxing Wheel was established as a limited liability company in the PRC on June 23, 2003. Details of Zhengxing Wheel’s subsidiaries at December 31, 2011 and 2012 are as follows:

	Place and date of establishment and operation	Attributable equity interests directly held by Zhengxing Wheel at December 31,
Name of company		2011	2012

Zhengxing Group Benxi Wheel Co., Ltd.	The PRC July 13, 2004	100%	100%

Zhengxing Group Chengdu Wheel Co., Ltd. (“Zhengxing Chengdu”)	The PRC July 30, 2004	100%	100%

Zhengxing Group Langfang Wheel Co., Ltd. (“Zhengxing Langfang”)	The PRC January 21, 2005	100%	100%

Zhengxing Group Hefei Wheel Co., Ltd. (“Zhengxing Hefei”)	The PRC June 9, 2005	100%	100%

Hua’an Zhengxing Wheel Co., Ltd.	The PRC November 19, 2010	100%	100%

Zhengxing Wheel and each of its subsidiaries were engaged in research, development, production and sale of commercial vehicle wheels.

The Company and its subsidiaries are referred to as the “Group”.

The consolidated financial statements of the Group are presented in Renminbi (“RMB”) which is the functional currency of the Company.

2.	SIGNIFICANT ACCOUNTING POLICIES

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

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold in the normal course of business, net of related taxes, sales rebates and discounts.

Revenue is recognized when goods are delivered and title has passed, it is probable that the economic benefits will flow to the Group, the revenue can be measured reliably and collectability is reasonably assured.

The Group’s revenues are principally from sales of commercial vehicle wheels to customers in the PRC and international markets. Revenue arising from sales made to PRC customers consists of sales to original equipment manufacturers (“OEMs”) and tier-one distributors who then resell the Group’s products to retail end-users in the aftermarket through tier-two distributors. The Group sells only to tier-one distributors and it does not sell directly to the tier-two distributors or end-users in the aftermarket. The Group offers discounts or rebates based on the contractual percentages of sales to OEMs in settlement of warranty obligations and the OEMs has no other right of return. The Group also offers discounts or rebates based on the contractual percentages of sales to tier-one distributors which are intended to cover any defective products. The tier-one distributors have no right of return other than for defective products under warranty in a period of three months. As the Group’s cost to fulfill such warranty provisions has historically been insignificant, it is expensed as incurred. The Group’s international sales are sales to international distributors and vehicle manufacturers, with no rights of returns or warranty obligations.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

Cost of sales

Cost of sales primarily consists of cost of raw materials, direct labour, manufacturing overhead which includes depreciation expenses of plant and machinery.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Property, plant and equipment

Property, plant and equipment including buildings held for use in the production or supply of goods or services, or for administrative purposes other than construction in progress as described below are stated in the consolidated statements of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Depreciation is recognized so as to write off the cost of items of property, plant and equipment other than construction in progress, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Construction in progress includes property, plant and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost, less any recognized impairment loss. Costs include professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the Group’s accounting policy. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

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

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attached to them and that the grants will be received.

Government grants are recognized as income over the periods necessary to match them with the related costs for which the grants are intended to compensate. Grants related to depreciable assets are presented as deferred income and are released to income on a systematic and rational basis over the useful lives of the assets. Grants related to expense items are recognized in the same period as those expenses are charged in the consolidated statements of comprehensive income and are reported separately as other income.

Retirement benefit costs

Payments to defined contribution scheme are recognized as an expense when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution scheme where the Group’s obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from ‘profit before taxation’ as reported in the consolidated statements of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

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

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled, or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax is recognized in profit or loss, except when they relates to items that are recognised in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognised in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Intangible assets

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination are identified and recognized separately where they satisfy the definition of an intangible asset and their fair values can be measured reliably. The cost of such intangible assets is measured at their fair value at the acquisition date.

Subsequent to initial recognition, intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses (see the accounting policy in respect of impairment losses on tangible and intangible assets below).

Research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development activities (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

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

The amount initially recognized for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred. Subsequent to initial recognition, internally-generated intangible asset is measured at cost less accumulated amortization and accumulated impairment losses (if any), on the same basis as intangible assets acquired separately.

The Group has not capitalized any development cost during the years presented.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs of inventories are calculated using the weighted average method. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments

Financial assets and financial liabilities are recognized in the consolidated statements of financial position when a group entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets

The Group’s financial assets are loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Interest income is recognized on an effective interest basis.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables (including trade and other receivables, pledged bank deposits, fixed bank deposits with maturity periods over three months and bank balances) are measured at amortized cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment of financial assets below).

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

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments and observable changes in national or local economic conditions that correlate with default on receivables.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

Financial assets - continued

Impairment of financial assets - continued

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

If, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities and equity instruments

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

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

Share-based payment transactions

Equity-settled share-based payment transactions

Share options/awarded shares granted to employees

The fair value of services received determined by reference to the fair value of the share options and awarded shares granted at the date of grant is expensed as staff costs on a straight-line basis over the vesting period, with a corresponding increase in equity (share incentive plan reserve and capital reserve respectively (see Note 24)).

At the end of the reporting period, the Group revises its estimates of the number of share options and awarded shares that are expected to ultimately vest. The impact of the revision of the original estimates during the vesting period, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to share incentive plan reserve and capital reserve respectively.

When share options are exercised, the amount previously recognized in share incentive plan reserve will be transferred to additional paid in capital. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share incentive plan reserve will be transferred to retained profits.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment losses on tangible assets and intangible assets

At the end of the reporting period, the Group reviews the carrying amounts of its tangible assets and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

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

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately.

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

Translation into United States dollar

The consolidated financial statements of the Company are stated in RMB. The translation of RMB amounts as of and for the year ended December 31, 2012 into United States dollar (“US$”) is included solely for the convenience of readers and was made at the rate of RMB6.2301 to US$1.00, which was based on the noon buying rate on December 31, 2012 in The City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied the following amendments to IFRS’s issued by the IASB.

Amendments to IAS 12	Deferred Tax: Recovery of Underlying Assets; and
Amendments to IFRS 7	Financial Instruments: Disclosures - Transfers of Financial Assets

The application of the above amendments in the current year has had no material impact on the Group’s financial performance and positions for the current and prior years and/or disclosures set out in these consolidated financial statements.

The Group has not early adopted the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued, including IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 Consolidated and Separate Financial Statement (as revised in 2011) and IAS 28 Investments in Associates and Joint Ventures (as revised in 2011).

IFRS 10 replaces the parts of IAS 27 that deal with consolidated financial statements and SIC 12 Consolidation - Special Purpose Entities will be withdrawn upon the effective date of IFRS 10. Under IFRS 10, there is only one basis for consolidation, that is, control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

In July 2012, the amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the application of these IFRSs for the first time.

These five standards, together with the amendments relating to the transitional guidance, are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted provided that all of these five standards are applied at the same time. The directors anticipate that the application of these five standards will be adopted in the Group’s consolidated financial statements for the annual period beginning January 1, 2013. The directors do not anticipate that the application of these five standards will have a material effect on the Group’s consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

IFRS 13 Fair Value Measurement establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The directors anticipate that the application of IFRS 13 may not affect the amounts reported in the consolidated financial statements but may result in more extensive disclosures in the consolidated financial statements.

The amendments to IAS 1 Presentation of Items of Other Comprehensive Income introduce new terminology for the statement of comprehensive income. Under the amendments to IAS 1, a ‘statement of comprehensive income’ is renamed as a ‘statement of profit or loss and other comprehensive income’. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis - the amendments do not change the option to present items of other comprehensive income either before tax or net of tax.

The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The presentation of items of other comprehensive income will be modified accordingly when the amendments are applied in future accounting periods.

IFRS 9 Financial Instruments (as issued in November 2009) introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

Under IFRS 9, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value of financial liabilities attributable to changes in the financial liabilities’ credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

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

Estimated useful life of property, plant and equipment

Buildings and plant and machinery included in property, plant and equipment are amortized over its useful economic lives. The assessment of estimated useful lives is a matter of judgment based on the experience of the Group, taking into account factors such as conditions of the building and plant and machinery and changes in market demand. Useful lives are periodically reviewed for continued appropriateness. As at December 31, 2011 and December 31, 2012, the carrying amounts of property, plant and equipment were RMB1,184,756,000 and RMB1,405,544,000 (US$225,605,000) respectively.

During the year ended December 31, 2011, an impairment loss of property, plant and equipment of RMB10,259,000 was recognized. No impairment loss was recognised for each of the years ended December 31, 2010 and December 31, 2012.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

4.	KEY SOURCES OF ESTIMATION UNCERTAINTY - continued

Estimated impairment of trade receivables

When there is objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Where the actual future cash flows are less than expected, a material impairment loss may arise. As at December 31, 2011 and December 31, 2012, the carrying amounts of trade receivable were RMB728,884,000 and RMB530,105,000 (US$85,088,000) respectively.

No impairment loss of trade receivables was recognized for the years presented.

Allowance for inventories

Management reviews the aging of the inventories at the end of the reporting periods, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production nor saleable in the market. Management estimates the net realizable value for such items based primarily on the latest invoice prices and current market conditions. As at December 31, 2011 and December 31, 2012, the carrying amounts of inventories were RMB552,104,000 and RMB364,351,000 (US$58,482,000) respectively.

No impairment loss of inventories was recognized for the years presented.

5.	REVENUE AND SEGMENT INFORMATION

The Group determines its operating segments based on the report reviewed by the executive directors of the Company, who are also the chief operating decision makers, to make strategic decisions.

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

Segment result represents the profit earned by each segment without adjustments of sales gross up from netting off selling expense, provision of sales rebates and discount, fair value adjustments arose from acquisition of subsidiaries and amortization of capitalized general borrowing costs of qualifying assets, unrealized profit, and without allocation of other income, gain and loss, net exchange (loss) gain, selling and distribution costs, research and development expenses, administrative expenses, finance costs, income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

5.	REVENUE AND SEGMENT INFORMATION - continued

An analysis of the Group’s revenue and segment results by operating and reportable segments for the years are as follows:

	PRC OEM sales			PRC aftermarket sales			International sales			Consolidated
	2010	2011	2012	2010	2011	2012	2010	2011	2012	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000

Revenue from external customers	1,352,293	1,549,748	1,303,627	1,323,457	1,984,442	1,845,882	529,027	561,373	596,654	3,204,777	4,095,563	3,746,163	601,301
Inter-segment revenue#	867,351	883,516	821,842	—	—	—	—	—	—	867,351	883,516	821,842	131,915

Total segment revenue	2,219,644	2,433,264	2,125,469	1,323,457	1,984,442	1,845,882	529,027	561,373	596,654	4,072,128	4,979,079	4,568,005	733,216

Reconciliation adjustments:
Gross up adjustment to reverse net off of selling expense	—	—	—	—	—	—	6,872	4,696	8,018	6,872	4,696	8,018	1,287
Provision of sales rebates and discount	(9,975)	(6,385)	—	(1,870)	—	(16,216)	—	—	—	(11,845)	(6,385)	(16,216)	(2,603)
Inter-segment revenue	(867,351)	(883,516)	(821,842)	—	—	—	—	—	—	(867,351)	(883,516)	(821,842)	(131,915)

Total consolidated net revenue, as reported	1,342,318	1,543,363	1,303,627	1,321,587	1,984,442	1,829,666	535,899	566,069	604,672	3,199,804	4,093,874	3,737,965	599,985

Total segment cost of sales	(1,906,271)	(2,086,136)	(1,842,562)	(892,084)	(1,319,144)	(1,274,276)	(451,996)	(480,186)	(499,808)	(3,250,351)	(3,885,466)	(3,616,646)	(580,512)
Reconciliation adjustments:
Fair value adjustments arose from acquisition of subsidiaries
- Additional depreciation of property, plant and equipment	(799)	(821)	(675)	(681)	(711)	(803)	(344)	(292)	(346)	(1,824)	(1,824)	(1,824)	(293)
- Additional amortization of prepaid lease payments	(703)	(722)	(594)	(599)	(626)	(706)	(303)	(257)	(305)	(1,605)	(1,605)	(1,605)	(258)
Amortization of capitalized general borrowing cost of qualifying assets	(154)	(172)	(141)	(131)	(149)	(168)	(66)	(61)	(73)	(351)	(382)	(382)	(61)
Unrealized profit	(1,002)	171	3,067	—	—	—	—	—	—	(1,002)	171	3,067	493
Inter-segment revenue	867,351	883,516	821,842	—	—	—	—	—	—	867,351	883,516	821,842	131,915

Total consolidated cost of sales, as reported	(1,041,578)	(1,204,164)	(1,019,063)	(893,495)	(1,320,630)	(1,275,953)	(452,709)	(480,796)	(500,532)	(2,387,782)	(3,005,590)	(2,795,548)	(448,716)

Segment result (gross profit before reconciliation)	313,373	347,128	282,907	431,373	665,298	571,606	77,031	81,187	96,846	821,777	1,093,613	951,359	152,704
Reconciliation adjustments:
Sales gross up from netting off selling expense	—	—	—	—	—	—	6,872	4,696	8,018	6,872	4,696	8,018	1,287
Provision of sales rebates and discount	(9,975)	(6,385)	—	(1,870)	—	(16,216)	—	—	—	(11,845)	(6,385)	(16,216)	(2,603)
Unrealized profit	(1,002)	171	3,067	—	—	—	—	—	—	(1,002)	171	3,067	493
Fair value adjustments arose from acquisition of subsidiaries
- Additional inventory cost	—	—	—	—	—	—	—	—	—	—	—	—	—
- Additional depreciation of property, plant and equipment	(799)	(821)	(675)	(681)	(711)	(803)	(344)	(292)	(346)	(1,824)	(1,824)	(1,824)	(293)
- Additional amortization of prepaid lease payments	(703)	(722)	(594)	(599)	(626)	(706)	(303)	(257)	(305)	(1,605)	(1,605)	(1,605)	(258)
Amortization of capitalized general borrowing cost of qualifying assets	(154)	(172)	(141)	(131)	(149)	(168)	(66)	(61)	(73)	(351)	(382)	(382)	(61)

Total consolidated gross profit, as reported	300,740	339,199	284,564	428,092	663,812	553,713	83,190	85,273	104,140	812,022	1,088,284	942,417	151,269

Other income, gain and loss										6,110	11,653	17,066	2,739
Net exchange (loss) gain										(2,614)	(5,832)	922	148
Selling and distribution costs										(197,635)	(256,487)	(252,109)	(40,466)
Research and development expenses										(44,698)	(85,398)	(90,823)	(14,578)
Administrative expenses										(99,432)	(129,035)	(138,040)	(22,157)
Finance costs										(57,928)	(60,536)	(50,916)	(8,173)

Profit before taxation										415,825	562,649	428,517	68,782
Income tax expense										(88,055)	(110,448)	(66,885)	(10,736)

Profit for the year										327,770	452,201	361,632	58,046

#	Inter-segment revenue is charged at cost plus certain mark up.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

5.	REVENUE AND SEGMENT INFORMATION - continued

The Group’s products can be categorized into tubed steel wheels, tubeless steel wheels, off-road steel wheels and wheel components. The categorization is mainly based on the type of vehicles to which the respective product is assembled as well as the product’s component composition. Revenue from these products is as follows:

	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000

Tubed steel wheels	2,068,480	2,309,378	2,131,571	342,141
Tubeless steel wheels	990,412	1,587,949	1,450,439	232,812
Off-road steel wheels	61,177	84,970	59,548	9,558
Wheel components	79,735	111,577	96,407	15,474

Total consolidated revenue	3,199,804	4,093,874	3,737,965	599,985

Geographical information

The Group’s operations are located in the PRC. The following table provides an analysis of the Group’s sales by geographical markets based on locations of customers:

	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000

The PRC (country of domicile)	2,663,905	3,527,805	3,133,293	502,928
India	317,129	272,166	164,012	26,326
Thailand	19,225	33,017	68,189	10,945
Others*	199,545	260,886	372,471	59,786

	3,199,804	4,093,874	3,737,965	599,985

*	No further analysis by countries in this category is presented because the revenue from each individual country is insignificant to the total revenue.

All the Group’s non-current assets are located in the PRC.

Information about major customers

No single customer contributed over 10% of total sales to the Group during each of the years ended December 31, 2010, 2011 and 2012.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

6.	OTHER INCOME, GAIN AND LOSS

	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000

Net gain (loss) from sales of scrap materials	1,466	3,603	(3,050)	(490)
Government grants	1,404	2,223	4,083	656
Interest income	2,407	5,031	12,694	2,037
Release of deferred income (note)	796	796	798	128
Gain on disposal of leasehold land	37	—	—	—
Others	—	—	2,541	408

	6,110	11,653	17,066	2,739

note:	A grant of RMB15,000,000 was received from the PRC government in 2009 to subsidize the Group’s construction of a new manufacturing plant and related capital expenditures. It has been presented as deferred income (Note 21) and released to income over the useful lives of the related assets.

7.	FINANCE COSTS

	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000
Interest on bank borrowings wholly repayable within five years	58,686	60,536	50,916	8,173
Less: amount capitalized in construction in progress	(758)	—	—	—

	57,928	60,536	50,916	8,173

Borrowing costs capitalized arose on the general borrowing pool and are calculated by applying the following capitalization rates:

	2010	2011	2012

Capitalization rate	5.6%	N/A	N/A

8.	INCOME TAX EXPENSE

	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000
Current tax:
PRC Enterprise Income Tax (“EIT”)
- current year	70,105	90,693	68,151	10,939
- overprovision in respect of prior years	—	(3,378)	—	—

	70,105	87,315	68,151	10,939
Deferred tax (Note 17):
- current year	17,950	23,133	(32)	(5)
- attributable to change in tax rate	—	—	(1,234)	(198)

	88,055	110,448	66,885	10,736

CHINA ZENIX AUTO INTERNATIONAL LIMITED

8.	INCOME TAX EXPENSE - continued

The Company is tax exempted in the British Virgin Islands where it was incorporated. No provision for Hong Kong Profits Tax has been made in the consolidated financial statements as the Group has no assessable profit arising from Hong Kong for the years presented. All the subsidiaries established in the PRC are subject to PRC EIT at the rate of 25%, other than as follows:

(a)	Zhengxing Wheel was regarded as a “High-new technology enterprise” pursuant to a certificate jointly issued by the relevant Fujian Government authorities. The certificate is valid for three years commencing from year 2008. According to relevant PRC regulations, Zhengxing Wheel was entitled to enjoy a preferential tax rate of 15% for the years from 2008 to 2010 provided that the qualifying conditions as a High-new technology enterprise were met.

Zhengxing Wheel applied for renewal of the High-new technology enterprise status prior to December 31, 2011. It subsequently received an approval notice and an official certificate jointly issued by the relevant Fujian Government authorities in Jan 2012 and in April 2012 respectively. The certificate is valid for three years commencing from year 2011. According to the relevant PRC regulations, Zhengxing Wheel was entitled to enjoy a preferential tax rate of 15% for the years from 2011 to 2013 provided that the qualifying conditions as a High-new technology enterprise were met.

(b)	Zhengxing Langfang was regarded as a “High-new technology enterprise” pursuant to a certificate jointly issued by the relevant Hebei Government authorities. The certificate is valid for three years commencing from year 2009. According to the relevant PRC regulations, Zhengxing Langfang was entitled to enjoy a preferential tax rate of 15% for the years from 2009 to 2011 provided that the qualifying conditions as a High-new technology enterprise were met.

Zhengxing Langfang applied for renewal of the High-new technology enterprise status prior to December 31, 2012. High-new technology enterprise status was not legally effective until an official certificate has been issued. The Group is in the opinion that it is highly likely that the certificate will be issued in the very near future. Accordingly, a reduced rate of 15% has been used in the calculation of Zhengxing Langfang’s PRC EIT for the year ended December 31, 2012.

Zhengxing Langfang subsequently received an approval notice issued by the relevant Henan Government authorities in February 2013. Pursuant to the approval notice, Zhengxing Langfang shall continue to enjoy a preferential tax rate of 15% for the years from 2012 to 2014 provided that the qualifying conditions as a High-new technology enterprise were met.

(c)	Zhengxing Hefei applied for High-new technology enterprise status for the first time prior to December 31, 2010 and subsequently received a certificate jointly issued by the relevant Anhui Government authorities on March 29, 2011. The certificate is valid for three years commencing from year 2010. According to the relevant PRC regulations, Zhengxing Hefei was entitled to enjoy a preferential tax rate of 15% for the years from 2010 to 2012 provided that the qualifying conditions as a High-new technology enterprise were met; and

CHINA ZENIX AUTO INTERNATIONAL LIMITED

8.	INCOME TAX EXPENSE - continued

(d)	Zhengxing Chengdu was established in the western region of the PRC and derived more than 70% of its total income from the business of state-encouraged industry as defined under the “Catalogue of Industries Products and Technologies Encouraged by the State of Development” (the “Catalogue”). According to Caishui [2001] No. 202 issued by the Ministry of Finance and the State Administration of Taxation and the General Administration of Customs, it was entitled to enjoy a preferential tax rate of 15% from its date of establishment to December 31, 2010. Such preferential tax treatment is further extended for a period of ten years from 2011 to 2020 on the condition that the enterprise must be engaged in state encouraged industries as defined under the Catalogue pursuant to Caishui [2011] No. 58 issued during 2011. Zhengxing Chengdu should continue to enjoy the preferential tax rate of 15% in 2011 and 2012 provided that it was engaged in the state encouraged industry under the Catalogue.

The tax charge for the years stated below can be reconciled to the profit before taxation per the consolidated statements of comprehensive income as follows:

	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000

Profit before taxation	415,825	562,649	428,517	68,782

Tax at the domestic income tax rate of 25%	103,956	140,662	107,129	17,195
Tax effect of expenses not deductible for tax purpose	4,632	7,232	4,750	763
Overprovision in respect of prior years	—	(3,378)	—	—
Tax effect of tax losses not recognized	145	9	1,908	306
Effect of tax exemption and reliefs granted to PRC subsidiaries	(39,139)	(59,000)	(45,668)	(7,330)
Deferred tax provided on dividends withholding tax of PRC subsidiaries	18,461	24,923	—	—
Decrease in opening deferred tax liability resulting from a decrease in applicable tax rate	—	—	(1,234)	(198)

Tax charge for the years	88,055	110,448	66,885	10,736

Without tax exemption and tax relief, PRC income taxes would have increased and basic and diluted earnings per share would have decreased by the following amounts:

	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000

Increase in PRC income tax	39,139	59,000	45,668		7,330

Increase in deferred tax	—	—	1,234		198

Decrease in basic and diluted earnings per share	RMB0.24	RMB0.31	RMB0.22	US$	0.036

CHINA ZENIX AUTO INTERNATIONAL LIMITED

9.	PROFIT FOR THE YEAR

	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000
Profit for the year has been arrived at after charging:

Directors and key management’s remuneration:
- Salary	1,236	4,123	5,432	872
- Retirement benefit scheme contributions	34	35	39	6
- Share-based payment	—	4,866	1,956	314

Total directors and key management’s remuneration	1,270	9,024	7,427	1,192
Other staff costs	192,368	228,028	247,617	39,745
Retirement benefit scheme contributions, excluding those of directors and key management	22,281	26,811	30,436	4,886

Total staff costs	215,919	263,863	285,480	45,823

Amortization of prepaid lease payments	6,112	6,080	10,540	1,692
Cost of inventories recognized as an expense included in:
- Cost of sales	2,387,782	3,005,590	2,795,548	448,716
- Net gain (loss) from sales of scrap material	438,121	571,430	518,964	83,299
- Research and development expense	21,769	47,989	48,698	7,817

Total	2,847,672	3,625,009	3,363,210	539,832

Depreciation of property, plant and equipment	104,156	116,541	119,900	19,245
Impairment loss on property, plant and equipment (included in administrative expense)	—	10,259	—	—
Loss on disposal of property, plant and equipment	235	337	312	50

CHINA ZENIX AUTO INTERNATIONAL LIMITED

10.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to owners of the Company is based on the following data:

	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000
Earnings

Profit for the years attributable to owners of the Company	327,770	452,201	361,632	58,046

Number of shares

Weighted average number of ordinary shares for the purposes of basic earnings per share	160,000,000	189,772,493	206,440,000
Effect of dilutive potential ordinary shares Restricted shares (Note 24 (ii))	—	—	45,410

Weighted average number of ordinary shares for the purpose of diluted earning per share	160,000,000	189,772,493	206,485,410

The Group had no dilutive potential ordinary shares in issue during 2010. The computation of diluted earnings per share in 2011 and 2012 does not assume the exercise of the Company’s share options as the exercise price of those options is higher than the average market price for shares.

The calculation of basic and diluted earnings per share for the years ended December 31, 2010 and 2011 has been adjusted retrospectively to reflect the Share Repurchase and Share Capital Decrease transactions as disclosed in Note 22.

11.	DIVIDENDS

Dividends recognized as distribution during the year:

	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000
2011 final dividend of US1.5 cents per ordinary share (2011 and 2010: nil)	—	—	19,514	3,132

The directors do not recommend the payment of a dividend for the year ended December 31, 2012 and propose that the profit for that year be retained.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

12.	INVENTORIES

	As at December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Raw materials	258,241	177,492	28,489
Work in progress	253,091	160,125	25,702
Finished goods	40,772	26,734	4,291

	552,104	364,351	58,482

13.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As at December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Trade receivables	728,884	530,105	85,088
Prepayments to raw material suppliers	286,446	195,627	31,400
Receivables from sales of scrap materials	86,265	62,026	9,956
Value-added tax receivable	5,160	9,685	1,555
Other receivables	1,427	16,002	2,568

	1,108,182	813,445	130,567

The Group allows its trade customers an average credit period of 30 to 75 days. The following is an aged analysis of trade receivables presented based on the invoice date at the end of each reporting period:

	As at December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

0 - 30 days	424,713	318,609	51,140
31 - 60 days	275,473	203,304	32,633
61 - 90 days	28,698	8,192	1,315

	728,884	530,105	85,088

Before accepting any new customers, the Group assesses the potential customer’s credit quality and defines its credit limits based on the customer’s scale of operations and reputation in the industry.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

13.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS - continued

At the end of the reporting date, the amounts of trade debts which were past due but not impaired were as follows:

	As at December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

61 - 90 days	8,472	—	—

No impairment loss was made in respect of the above past due debts because the directors considered that the credit quality of the related customers has not deteriorated.

14.	PREPAID LEASE PAYMENTS

	As at December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000
Analyzed for reporting purposes as:

Non-current assets	371,142	414,149	66,475
Current assets	8,332	9,425	1,513

	379,474	423,574	67,988

Prepaid lease payments represent the rights to use the land (the “Land Use Rights”) in the PRC acquired by the Group.

Prepaid lease payments are amortized over the term of the Land Use Right of 50 years on a straight line basis.

At December 31, 2011, the Group had not yet obtained land use right certificates for certain leasehold land having a carrying amount of RMB112,599,000. Such certificates were subsequently obtained during the year ended December 31, 2012.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

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

	2011	2012

Range of interest rates (per annum)	0.1% - 5.5%	0.35% - 3.5%

The pledged bank deposits, fixed bank deposits with maturity period over three months and bank balances that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	2011	2012
	RMB’000	RMB’000

US$	34,253	9,196
Hong Kong Dollar (“HK$”)	5,618	45

CHINA ZENIX AUTO INTERNATIONAL LIMITED

16.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2011	650,108	709,093	4,255	10,085	—	1,373,541
Additions	—	31,435	990	3,500	79,706	115,631
Disposals	—	(4,484)	(49)	—	—	(4,533)
Transfer	4,120	—	—	—	(4,120)	—

At December 31, 2011	654,228	736,044	5,196	13,585	75,586	1,484,639
Additions	—	45,636	885	1,918	293,054	341,493
Disposals	—	(1,603)	(258)	(131)	—	(1,992)
Transfer	79,073	—	—	—	(79,073)	—

At December 31, 2012	733,301	780,077	5,823	15,372	289,567	1,824,140

DEPRECIATION AND IMPAIRMENT
At January 1, 2011	58,717	111,584	1,671	2,917	—	174,889
Provided for the year	33,916	79,386	956	2,283	—	116,541
Impairment loss	—	10,259	—	—	—	10,259
Eliminated on disposals	—	(1,765)	(41)	—	—	(1,806)

At December 31, 2011	92,633	199,464	2,586	5,200	—	299,883
Provided for the year	35,435	80,892	927	2,646	—	119,900
Eliminated on disposals	—	(834)	(228)	(125)	—	(1,187)

At December 31, 2012	128,068	279,522	3,285	7,721	—	418,596

CARRYING VALUE
At December 31, 2011	561,595	536,580	2,610	8,385	75,586	1,184,756

At December 31, 2012	605,233	500,555	2,538	7,651	289,567	1,405,544

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At December 31, 2012	97,146	80,345	407	1,228	46,479	225,605

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

During the year ended December 31, 2011, the Group replaced certain plant and machinery in a production line stage by stage for quality improvement and new product development. The directors conducted a review of the Group’s plant and machinery and determined those replaced plant and machinery were impaired due to technical obsolescence and having no residual value. Accordingly, an impairment loss of RMB10,259,000 was recognized in respect of such plant and machinery.

At December 31, 2012, the Group has not yet obtained property ownership certificate for a portion of its buildings having a carrying amount of RMB53,161,000 (2011: RMB10,843,000). However, in the opinion of the directors, the absence of such ownership certificates has no material impact to the value of such properties to the Group.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

17.	DEFERRED TAXATION

The following are the major deferred tax (assets) liabilities recognized and movement thereon during the current and prior reporting periods.

	Unrealized profit in inventories	Undistributed profits of PRC subsidiaries	Deferred income	Fair value adjustment on trade names	Fair value adjustments on acquisition of Zhengxing Wheel other than trade names	Impairment loss on property, plant and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2011	(1,863)	28,432	(2,111)	4,250	24,623	—	53,331
Charge (credit) to profit or loss	185	24,923	119	—	(556)	(1,538)	23,133

At December 31, 2011	(1,678)	53,355	(1,992)	4,250	24,067	(1,538)	76,464
Charge (credit) to profit or loss	459	—	120	—	(611)	—	(32)
Effect of change in tax rate	—	—	—	—	(1,234)	—	(1,234)

At December 31, 2012	(1,219)	53,355	(1,872)	4,250	22,222	(1,538)	75,198

	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000

At December 31, 2012	(196)	8,564	(300)	682	3,567	(247)	12,070

The following is the analysis of the deferred tax balances in the consolidated statements of financial position for financial reporting purposes:

	As at December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Deferred tax assets	(5,208)	(4,629)	(743)
Deferred tax liabilities	81,672	79,827	12,813

	76,464	75,198	12,070

At the end of each reporting period, the Group had the followings unused tax losses:

	As at December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Unused tax losses	62	7,693	1,235

No deferred tax asset has been recognized due to the unpredictability of future profit streams. The unused tax losses could be carried forward to offset future taxable profit for five years from the year of origination and will expire at various dates up to and including 2017.

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

The aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2011 and December 31, 2012 were RMB533,550,000 and RMB893,770,000 (US$143,460,000) respectively, as the Group is able to control the timing of the reversal of such temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

18.	INTANGIBLE ASSETS

	RMB’000	US$’000
COST
At January 1, 2011, December 31, 2011 and 2012	17,000	2,729

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

The recoverable amount of the intangible assets has been determined based on a value in use calculation. For impairment testing purpose, the calculation uses cash flow projections covering a 5-year period, and a discount rate of 13.2% (2011: 13.3%). The cash flows beyond the 5-year period are extrapolated with 3% (2011: 3%) growth rate. This growth rate does not exceed the average long-term growth rate for the relevant industry. Other key assumptions for the value in use calculations relate to the estimation of cash inflows which include estimated sales and gross margin. Such estimation is based on the cash generating unit’s past performance and management’s expectations for market development. The management of the Company are of the opinion that their expectation on the potential profitability could be met and as a result, no intangible assets were impaired for both years.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

19.	TRADE AND OTHER PAYABLES AND ACCRUALS

	As at December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Trade payables	67,708	58,789	9,436
Bills payable - secured	870,000	707,600	113,578

	937,708	766,389	123,014

Deposits from distributors	125,000	167,000	26,805
Payables in respect of acquisition of property, plant and equipment	3,586	23,529	3,777
Other tax payables	25,763	31,386	5,038
Other payable and accruals	76,262	71,791	11,523

	230,611	293,706	47,143

	1,168,319	1,060,095	170,157

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

The aging analysis of the Group’s trade payables presented based on invoice date (including bills payable which is analyzed based on issue date) as at the end of each reporting period is as follows:

	As at December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

0 - 30 days	176,676	194,755	31,260
31 - 60 days	321,032	91,134	14,628
61 - 90 days	190,000	106,500	17,095
91 - 180 days	250,000	374,000	60,031

	937,708	766,389	123,014

CHINA ZENIX AUTO INTERNATIONAL LIMITED

20.	SHORT-TERM BANK BORROWINGS

	As at December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Variable-rate bank borrowings	238,500	—	—
Fixed-rate bank borrowings	760,000	700,000	112,358

Total bank borrowings	998,500	700,000	112,358

Analyzed as:
Secured	248,500	210,000	33,707
Unsecured	750,000	490,000	78,651

	998,500	700,000	112,358

The Group has variable-rate borrowings which carry interest at 90% to 100% of The People Bank of China Prescribed Interest Rate. Interest is repriced every six months.

Bank borrowings carried the following range of interest rates at the end of the respective reporting period:

	2011	2012

Variable-rate bank borrowings	6.2% - 6.9%	N/A
Fixed-rate bank borrowings	4.8% - 6.6%	6.0% - 6.56%

All the Group’s bank borrowings are denominated in the functional currency of the relevant group entities.

Details of assets pledged in respect of the Group’s secured bank borrowings are set out in Note 25. As at December 31, 2012 bank borrowings of RMB700,000,000 (2011: RMB429,000,000) are guaranteed by certain subsidiaries of the Company.

21.	DEFERRED INCOME

Deferred income represents government subsidy received in support of the Group’s plant and production capacity expansion. Government subsidy of RMB15,000,000 received by the Group in 2009 has been recognized as deferred income and released to income over the useful lives of the related assets.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

22.	CAPITAL STRUCTURE

	Legal number of shares	Accounting number of shares	Amount	Amount
		(note iii)	RMB’000	US$’000

Authorized:
At January 1, 2011 of US$1 each	50,000	500,000,000	340
Net increase in authorized capital (note i)	499,950,000	—	—

At December 31, 2011 and 2012 of US$0.0001 each	500,000,000	500,000,000	340

Issued at nominal value:
At January 1, 2011	50,000	160,000,000	106
Issuance of new shares (note i)	160,000,000	—	—
Repurchase of shares (note i)	(50,000)	—	—

	160,000,000	160,000,000	106
Issue of shares through initial public offering (note ii)	46,440,000	46,440,000	30

At December 31, 2011 and 2012	206,440,000	206,440,000	136	22

notes:

i.	The Company was incorporated on July 11, 2008 with an authorized share capital of US$50,000 dividend into 50,000 ordinary shares of US$1 each. Subsequent to the incorporation, the Company issued and allotted 50,000 shares of US$1 each to the shareholders of the Company to provide the initial capital to the Company (the “Old Shares”). Pursuant to a special board resolution on February 21, 2011, the Company increased its authorized share capital by 500,000,000 ordinary shares of a nominal value of US$0.0001 each and on the same date, the Company resolved to repurchase the Old Shares held by its shareholders in consideration for the issuance of an aggregate 160,000,000 shares (the “Share Repurchase”). Immediately following the Share Repurchase, the Company cancelled the Old Shares and decreased its authorized share capital by US$50,000 dividend into 50,000 shares at a nominal value of US$1 each (the “Share Capital Decrease”), resulting in the Company to have an authorized share capital of US$50,000 divided into 500,000,000 ordinary shares at a nominal value of US$0.0001 each and an issued share capital of US$16,000 divided into 160,000,000 shares having a nominal value of US$0.0001 each.
ii.	In May 2011, the Company issued 46,440,000 ordinary shares of US$0.0001 each for cash at a price of US$1.50 per share, totaling US$69,660,000 (equivalent to approximately RMB452,434,000) before the issuance cost of US$6,376,000 (equivalent to approximately RMB41,413,000), pursuant to the Company’s initial public offering for listing of those shares on the New York Stock Exchange.
iii.	All the share and per share data, when necessary, have been retrospectively restated unless otherwise indicated, in the accompanying consolidated financial statements and the related financial statement schedule included in Schedule 1 for all relevant years presented to reflect the authorized share capital increment, Share Repurchase and Share Capital Decrease.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

23.	CAPITAL COMMITMENTS

	As at December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of:
- acquisition of property, plant and equipment	33,943	80,388	12,903
- acquisition of leasehold land	24,910	—	—

	58,853	80,388	12,903

24.	SHARE-BASED PAYMENT TRANSACTIONS

(i)	Restricted shares awarded by Newrace

On December 17, 2010, Newrace agreed to award certain shares it held in the Company to a management executive of the Company at nil consideration in consideration of his employment with the Company. These shares, if and when awarded, would be equivalent to 0.25% of the outstanding shares of the Company on the date when the Company successfully completed the initial public offering of its shares on an internationally recognized stock exchange (the “IPO”).

The Company completed its IPO on May 17, 2011(the “Registration Day”) and 516,100 shares of US$0.0001 each in the Company were awarded to the management executive (the “ Newrace Restricted Shares”) subject to his continuous employment with the Company and in accordance with the following vesting schedule:

•	35% of the Newrace Restricted Shares vested on May 17, 2011;

•	25% of the Newrace Restricted Shares vested on December 31, 2011,

•	20% of the Newrace Restricted Shares vested on December 31, 2012,

•	20% of the Newrace Restricted Shares shall vest on December 31, 2013

In addition to the above vesting conditions, the management executive has also agreed not to sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale of, pledge or otherwise transfer or dispose of any interest in the Newrace Restricted Shares during the 200-day period following the Registration Date.

The total fair value of the Newrace Restricted Shares determined at the date of grant is approximately US$600,000 (equivalent to RMB3,863,000) calculated using the Binomial Option Pricing model. The major assumptions used for the calculation are as follows:

Estimated share price at date of grant	US$1.52
Expected volatility	44.77% to 62.89%
Expected life	0.4 to 3.04 years
Risk free rate	0.15% to 1.01%
Lock-up discount	11.19% to 39.53%

CHINA ZENIX AUTO INTERNATIONAL LIMITED

24.	SHARE-BASED PAYMENT TRANSACTIONS - continued

(i)	Restricted shares awarded by Newrace - continued

The expected volatility was estimated based on the historical daily share price volatility of comparable companies over a historical period commensurate with the locked-up period of the Newrace Restricted Shares.

The award of Newrace Restricted Shares is regarded as a contribution by the Company’s equity participant. Accordingly, the Company recognized share-based payment expense of RMB2,984,000 and RMB623,000 for the year ended December 31, 2011 and 2012, respectively, in relation to the Newrace Restricted Shares with reference to their vesting period, with a corresponding credit to the Company’s capital reserve account.

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

The following table discloses movements in the Company’s Share Options during the two years ended December 31, 2012:

						Number of option shares
Date of grant	Vesting period	Exercise price		Exercisable period	Fair value of each option	Outstanding at 1.1.2011	Granted during the year	Outstanding at 12.31.2011 and 2012

8.17.2011	8.17.2011 to 12.17.2013	US$	1.175	12.18.2011 to 8.17.2019	US$0.4807 to US$0.4993	—	1,032,200	1,032,200

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

24.	SHARE-BASED PAYMENT TRANSACTIONS - continued

(ii)	Share Incentive Plan (the “Plan”) - continued

During the year ended December 31, 2012, the Company granted a total of 5,000 restricted shares units (representing 20,000 shares) to each of the Company’s three independent non-executive directors. Such shares are to be fully vested on the second business day following the public release of the Company’s earnings results for the year ended December 31, 2012. The estimated fair value of these share grants is approximately US$58,000 (equivalent to RMB365,000).

The Group recognized total share-payment expenses of RMB nil, RMB1,882,000 and RMB1,333,000 for the year ended December 31, 2010, 2011 and 2012 respectively in relations to the Share Options and the restricted share units with reference to their vesting period.

25.	PLEDGE OF ASSETS

At the end of each reporting period, the carrying value of the Group’s assets which were pledged to secure credit facilities granted to the Group are as follows:

	As at December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Bank deposits	96,211	70,884	11,378
Property, plant and equipment	78,862	59,392	9,533
Prepaid lease payments	66,897	46,883	7,525

	241,970	177,159	28,436

26.	RETIREMENT BENEFIT PLANS

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

The amount of contributions to retirement benefit scheme was RMB22,315,000, RMB26,846,000 and RMB30,475,000 (US$4,892,000) for the year ended December 31, 2010, 2011 and 2012, respectively.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

27.	RELATED PARTY DISCLOSURES

(i)	Certain patents representing technology for wheel production registered in the name of Mr. Lai, a director of the Company were used by the Group free of charge during the years ended December 2011 and 2010.

(ii)	Compensation of key management personnel

The emoluments of directors of the Company and other members of key management during the three years ended December 2012 are set out in Note 9.

28.	MAJOR NON-CASH TRANSACTION

The Group recognized share-based payment expense of approximately RMB1,956,000 and RMB4,866,000 during the year ended December 31, 2012 and 2011, respectively (see Note 24).

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

The Group manages capital risk by reference to total equity compared with bank borrowing. At 31 December 2011 and 2012, these metrics were as follows:

	As at December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Bank borrowings	998,500	700,000	112,358

Total Equity	1,935,625	2,279,699	365,917

CHINA ZENIX AUTO INTERNATIONAL LIMITED

30.	FINANCIAL INSTRUMENTS

(a)	Categories of financial instruments

	As at December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000
Financial assets
Loans and receivables (including cash and cash equivalents)	1,747,408	1,653,768	265,448

Financial liabilities
Amortized cost	2,102,091	1,726,595	277,138

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

Sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rates for variable-rate bank borrowings and bank deposits at the end of the reporting periods. The analysis is prepared assuming the amounts outstanding at the end of the reporting periods were outstanding for the whole year. If interest rates had been 10 basis points higher/lower for variable-rate bank borrowings and bank deposits, and all other variables were held constant, the Group’s profit for the year would have increased (decreased) by the following amount:

	2011	2012	2012
	RMB’000	RMB’000	US$’000

Profit of the year	587	898	144

CHINA ZENIX AUTO INTERNATIONAL LIMITED

30.	FINANCIAL INSTRUMENTS - continued

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

The Group’s total trade receivables due from the five largest customers accounted for 26.0% and 22.3% of its total trade receivables as of December 31, 2011 and 2012, respectively.

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

Currency risk

The Group has foreign currency sales which expose the Group to risk due to changes in foreign exchange rates. At the end of each reporting period, the carrying amounts of the Group’s monetary assets denominated in a currency other than the functional currency of the relevant entities were as follows:

	As at December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Assets (HK$)	5,618	45	7
Assets (US$)	86,386	49,661	7,971

Sensitivity analysis

The Group’s foreign currency risk is mainly concentrated on the fluctuation of US$ and HK$. The following table details the Group’s sensitivity to a 5% increase and decrease in RMB against the relevant foreign currencies. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the years end for a 5% change. On this basis, if RMB strengthens against foreign currencies by 5%, the Group will have the following exchange loss, and vice versa.

	2011	2012	2012
	RMB’000	RMB’000	US$’000

Exchange loss	4,600	2,485	399

CHINA ZENIX AUTO INTERNATIONAL LIMITED

30.	FINANCIAL INSTRUMENTS - continued

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

Liquidity risk tables

	Weighted average effective interest rate	On demand/ less than 3 months	3 months to 1 year	Total undiscounted cash flows	Carrying amount	Carrying amount
	%	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As at December 31, 2011
Non-derivative financial liabilities
Trade and other payables	—	703,591	400,000	1,103,591	1,103,591
Bank borrowings - fixed rate	5.67	229,962	556,074	786,036	760,000
- variable rate	6.56	201,041	40,005	241,046	238,500

		1,134,594	996,079	2,130,673	2,102,091

As at December 31, 2012
Non-derivative financial liabilities
Trade and other payables		692,995	333,600	1,026,595	1,026,595	164,780
Bank borrowings - fixed rate	6.28	228,992	494,579	723,571	700,000	112,358

		921,987	828,179	1,750,166	1,726,595	277,138

(c)	Fair value

The fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the consolidated statements of financial position approximate their fair values.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

31.	OPERATING LEASES

The Group as lessee

	Year ended December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000
Minimum lease payments paid under operating leases during the year:
Premises	186	1,247	200

At the end of each reporting period, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of office properties, which fall due as follows:

	As at December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000
Office properties
Within one year	1,247	1,247	200
In the second to fifth years inclusive	2,330	1,080	173

	3,577	2,327	373

Operating lease payments represent rentals payable by the Group for certain of its office properties. Leases of office properties are negotiated for an average term of 3 years with fixed rentals.

At December 31, 2011, the Group was committed to pay a consideration of approximately RMB24,910,000 to acquire land use rights, which represents the total consideration for the use of a piece of land in the PRC. The consideration has been fully settled during the year ended December 31, 2012.

32.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the board of directors and authorized for issue on April 10, 2013.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

CHINA ZENIX AUTO INTERNATIONAL LIMITED

STATEMENTS OF COMPREHENSIVE INCOME

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Other income	—	—	2,541
Net exchange (loss) gain	—	(882)	553
Administrative expenses	(17,196)	(19,690)	(20,899)

Loss and total comprehensive expense for the year	(17,196)	(20,572)	(17,805)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

STATEMENTS OF FINANCIAL POSITION

	As at December 31,
	2011	2012
	RMB’000	RMB’000
ASSETS
Current assets
Prepayment	—	1
Bank balances	13,210	385

	13,210	386

Non-current asset
Investment in a subsidiary	940,198	940,198

Total assets	953,408	940,584

EQUITY AND LIABILITIES
Current and total liabilities
Other payables	5,567	10,311
Amount due to a subsidiary	12,329	30,124

	17,896	40,435

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,440,000 ordinary shares issued and outstanding as at December 31, 2011 and 2012)	136	136
Additional paid-in capital	411,225	391,711
Reserves	524,151	508,302

Total equity	935,512	900,149

Total equity and liabilities	953,408	940,584

CHINA ZENIX AUTO INTERNATIONAL LIMITED

STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve	Share incentive plan reserve	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2010	106	234	526,373	—	(10)	526,703
Loss and total comprehensive expense for the year	—	—	—	—	(17,196)	(17,196)
Capital contribution	—	—	19,782	—	—	19,782

At December 31, 2010	106	234	546,155	—	(17,206)	529,289
Loss and total comprehensive expense for the year	—	—	—	—	(20,572)	(20,572)
Capital contribution	—	—	10,908	—	—	10,908
Issue of shares through initial public offering	30	452,404	—	—	—	452,434
Transaction costs attributable to issue of shares	—	(41,413)	—	—	—	(41,413)
Recognition of equity-settled share-based payments	—	—	2,984	1,882	—	4,866

At December 31, 2011	136	411,225	560,047	1,882	(37,778)	935,512
Loss and total comprehensive expense for the year	—	—	—	—	(17,805)	(17,805)
Dividends recognized as distribution	—	(19,514)	—	—	—	(19,514)
Recognition of equity-settled share-based payments	—	—	623	1,333	—	1,956

At December 31, 2012	136	391,711	560,670	3,215	(55,583)	900,149

CHINA ZENIX AUTO INTERNATIONAL LIMITED

STATEMENT OF CASH FLOWS

	2011	2012
	RMB’000	RMB’000
OPERATING ACTIVITIES
Loss for the year	(20,572)	(17,805)
Adjustment for share-based payment	4,866	1,956

Operating cash flows before movements in working capital	(15,706)	(15,849)
Decrease (increase) in prepayment	2,378	(1)
Decrease in other payables	(8,991)	4,744
Increase (decrease) in amount due to a subsidiary	8,166	(411)

NET CASH USED IN OPERATING ACTIVITIES	(14,153)	(11,517)

CASH USED IN AN INVESTING ACTIVITY
Investment in a subsidiary	(394,148)	—

FINANCING ACTIVITIES
Proceeds from issue of shares through initial public offering	452,434	—
Capital contribution from a shareholder	10,908	—
Transaction cost paid attributable to issue of shares	(41,413)	—
Advance from a subsidiary	—	18,206
Dividend paid	—	(19,491)

NET CASH FROM (USED IN) FINANCING ACTIVITIES	421,929	(1,285)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,628	(12,802)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	—	13,210

EFFECT OF CHANGE IN FOREIGN CURRENCY RATE	(418)	(23)

CASH AND CASH EQUIVALENTS AT END OF THE YEAR
- representing bank balances	13,210	385

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO FINANCIAL STATEMENT OF SCHEDULE 1

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

As of December 31, 2011 and 2012, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Group’s consolidated financial statements, if any.

For all years presented, there were no cash dividends paid to the Company by its consolidated subsidiaries or associates.