Form 20-F
period 2013-12-31
China Zenix Auto International Ltd
filed 2014-04-28
CIK 1506756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Martin Cheung

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

206,500,000 ordinary shares, par value US$0.0001 per share.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “going forward,” “intend,” “ought to,” “plan,” “potential,” “project,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to,” and the negative forms of these words or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

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

The following selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated statements of financial position data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of profit or loss and other comprehensive income data for the year ended December 31, 2009 and 2010, and the selected consolidated statements of financial position data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm.

You should read the selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and Item 5 “Operating and Financial Review and Prospects.” Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	(in thousands, except per share data)
	2009		2010		2011		2012		2013		2013
	RMB		RMB		RMB		RMB		RMB		US$

Selected Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue		2,139,229		3,199,804		4,093,874		3,737,965		3,802,308		628,097
Cost of sales		(1,635,260)		(2,387,782)		(3,005,590)		(2,795,548)		(3,011,615)		(497,483)

Gross profit		503,969		812,022		1,088,284		942,417		790,693		130,614
Other income, gain and loss		8,248		6,110		11,653		17,066		27,300		4,510
Net exchange (loss) gain		(154)		(2,614)		(5,832)		922		(7,438)		(1,229)
Selling and distribution costs		(133,176)		(197,635)		(256,487)		(252,109)		(274,825)		(45,398)
Research and development expenses		(27,136)		(44,698)		(85,398)		(90,823)		(91,632)		(15,137)
Administrative expenses		(69,591)		(99,432)		(129,035)		(138,040)		(142,495)		(23,539)
Finance costs		(53,999)		(57,928)		(60,536)		(50,916)		(26,003)		(4,295)

Profit before taxation		228,161		415,825		562,649		428,517		275,600		45,526
Income tax expense		(44,776)		(88,055)		(110,448)		(66,885)		(42,947)		(7,094)

Profit and total comprehensive income for the period/year		183,385		327,770		452,201		361,632		232,653		38,432

Profit and total comprehensive income attributable to:
Owners of the Company		183,385		327,770		452,201		361,632		232,653		38,432
Non-controlling interests		—		—		—		—		—		—

		183,385		327,770		452,201		361,632		232,653		38,432

Earnings per share
Basic	RMB	1.15	RMB	2.05	RMB	2.38	RMB	1.75	RMB	1.13	US$	0.19
Diluted	RMB	1.15	RMB	2.05	RMB	2.38	RMB	1.75	RMB	1.13	US$	0.19

Earnings per ADS
Basic		—	RMB	8.19	RMB	9.53	RMB	7.00	RMB	4.51	US$	0.74
Diluted		—	RMB	8.19	RMB	9.53	RMB	7.00	RMB	4.51	US$	0.74

Dividend declared and paid per share		—		—		—		0.09		—		—

	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$

Selected Consolidated Statements of Financial Position Data:
ASSETS
Current assets
Inventories	464,881	493,381	552,104	364,351	394,758	65,209
Trade and other receivables and prepayments	623,588	766,432	1,108,182	813,445	971,806	160,531
Prepaid lease payments	6,165	6,080	8,332	9,425	9,425	1,557
Pledged bank deposits	74,740	71,433	96,211	70,884	76,600	12,653
Fixed bank deposits with maturity period over three months	—	—	105,000	160,000	160,000	26,430
Bank balances and cash	134,782	318,020	729,621	827,271	748,744	123,684

Total current assets	1,304,156	1,655,346	2,599,450	2,245,376	2,361,333	390,064

Non-current assets
Property, plant and equipment	970,608	1,198,652	1,184,756	1,405,544	1,494,848	246,931
Prepaid lease payments	276,380	266,875	371,142	414,149	404,724	66,856
Deposits paid for acquisition of property, plant and equipment	—	2,503	40,849	55,198	21,540	3,558
Deferred tax assets	4,020	3,974	5,208	4,629	4,365	721
Intangible assets	17,000	17,000	17,000	17,000	17,000	2,808

Total non-current assets	1,268,008	1,509,004	1,618,955	1,896,520	1,942,477	320,874

Total assets	2,572,164	3,164,350	4,218,405	4,141,896	4,303,810	710,938

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	814,443	960,907	1,168,319	1,060,095	1,132,172	187,021
Taxation payable	13,802	24,234	21,810	10,594	10,977	1,813
Short-term bank borrowings	608,000	813,500	998,500	700,000	558,000	92,175

Total current liabilities	1,517,615	1,798,641	2,188,629	1,770,689	1,701,149	281,009

Non-current liabilities
Bank borrowings	292,000	238,500	—	—	—	—
Deferred income	14,071	13,275	12,479	11,681	10,885	1,798
Deferred tax liabilities	39,401	57,305	81,672	79,827	78,942	13,040

Total non-current liabilities	345,472	309,080	94,151	91,508	89,827	14,838

Total liabilities	1,863,087	2,107,721	2,282,780	1,862,197	1,790,976	295,847

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,440,000 and 206,500,000 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	106	106	136	136	136	22
Additional paid in capital	234	234	411,225	391,711	392,076	64,766
Reserves	708,737	1,056,289	1,524,264	1,887,852	2,120,622	350,303

Total equity attributable to owners of the Company	709,077	1,056,629	1,935,625	2,279,699	2,512,834	415,091

Total equity and liabilities	2,572,164	3,164,350	4,218,405	4,141,896	4,303,810	710,938

Exchange Rate Information

Our business is primarily conducted in the PRC, and we expect that most of our revenue will be denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts in this annual report were made at the rate of RMB6.0537 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.0537	6.2438
2013
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2014
January	6.0590	6.0509	6.0402	6.0600
February	6.1448	6.0816	6.0591	6.1448
March	6.2117	6.1707	6.1183	6.2273
April (through April 18, 2014)	6.2240	6.2121	6.1966	6.2240

Source: The exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

As the PRC economy developed, domestic commercial vehicle sales had enjoyed a relatively long period of growth, which partially drove the domestic sales of our products. Domestic commercial vehicle sales decreased, however, in 2011 and 2012 primarily due to the prolonged slowdown in the global economy and PRC government policies including control over capital investment and cancellation of the government stimulus measures implemented to assist the automotive industry in 2009 and 2010. As a result, the rate of growth of our PRC aftermarket and OEM sales decreased significantly in 2012 compared to 2011. In 2013, our PRC aftermarket and OEM sales, however, increased slightly compared to 2012, primarily due to the gradual recovery of the global economy as well as an increase in domestic commercial vehicle sales in 2013 in anticipation of the promulgation of a policy that would substantially increase the prices of automotives.

Outside the PRC, our international sales have been affected by the recent global financial crisis which began in the second half of 2008, as some of the countries to which we export our products experienced an economic slowdown and the demand in the international automotive market reduced significantly between 2008 and 2009. Despite the ongoing economic difficulties in various markets, including India, our international sales improved in 2012 compared to 2011 as a result of our enhanced sales and marketing efforts in various countries in Asia. However, notwithstanding the growth of our sales in various countries in Asia, our international sales decreased in 2013 compared to 2012, primarily due to an increase in the anti-dumping duties imposed by the Indian government in India, which has resulted in a substantial decrease in our sales to the Indian market. In addition, the implementation, renewal, change or cancellation of any government policies in the future, such as economic stimulus or tightening measures or currency controls, in the PRC or in any of the international markets where our products are sold, may significantly affect our business.

If the demand for our steel wheels declines as a result of changes of economic conditions in the automotive industry or does not grow at the pace we anticipate, our business, financial condition, results of operations and prospects could be harmed.

We are reliant on our major customers and currently do not have multi-year contracts with almost all such customers.

We rely on our major customers. In 2011, 2012 and 2013, the aggregate sales to our five largest customers (including the PRC aftermarket, PRC OEMs and international sales) accounted for 21.4%, 19.0% and 18.6% of our revenue, respectively. For example, Anhui Jianghuai Automobile Group, our second largest customer worldwide in 2011 and our largest customer worldwide in 2012 and 2013 accounted for 4.4%, 5.0% and 5.3% of our revenue for 2011, 2012 and 2013, respectively. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2013, such network consisted of more than 4,700 distributors, including 24 tier-one distributors, 3,102 exclusive tier-two distributors and 1,651 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. In addition, we sell our products outside the PRC to both international distributors in the aftermarket and directly to international OEMs, primarily in India and more than 30 other countries worldwide. Although we generally have longstanding business relationships with our major customers, we do not have multi-year contracts with almost all such customers. For our aftermarket customers in the PRC, we sign distribution agreements with our tier-one distributors and three-party distribution agreements with our tier-one distributors and exclusive tier-two distributors. These agreements are automatically renewed every year unless terminated by the parties. We do not, however, enter into any contracts with our non-exclusive tier-two distributors to which the tier-one distributors resell our products. For our OEM customers in the PRC, we typically sign framework agreements that are renewable every year upon mutual agreement. Under these framework agreements, the volume of products to be sold in any given period is not fixed and the sale price is fixed but is periodically revised based on the market price of steel and mutual agreement between the parties. For our ten largest international customers, we enter into strategic cooperation agreements which are renewable every three years upon mutual agreement unless terminated by the parties and pursuant to which such customers place orders from time to time that specify the actual price and amount of purchases. Our remaining international customers purchase our products pursuant to standalone purchase orders.

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

A significant portion of our revenue comes from distributors, on which we exclusively rely to reach the aftermarket in the PRC. We have 24 tier-one distributors in the PRC, with whom we have direct contractual relationships. In turn, these tier-one distributors resell our products to tier-two distributors. Our five largest tier-one distributors accounted for 16.8%,16.7% and 16.6% of our revenue in 2011, 2012 and 2013, respectively. We believe that we will continue to generate a significant portion of our revenue from sales to our tier-one distributors in the PRC.

As described in the preceding risk factor, we cannot assure you that our business relationships with any of our existing distributors will continue or that any such distributor will continue to purchase our products in the same quantities or at the same prices as in prior years. Furthermore, we expect that we will continue to rely on engaging distributors and expanding volume with existing distributors for our revenue growth. However, competition for distributors in our industry is intense. We compete for distributors with other companies that may have greater financial resources or name recognition in certain markets, broader product selection and more favorable pricing than us. If we lose one or more distributors and are unable to replace them at similar terms in a timely manner or if we fail to develop relationships with new distributors, we may be unable to effectively market and sell our products, which could adversely affect our business, financial condition, results of operations and prospects.

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

Our products are mainly sold in the PRC, but international sales to India and more than 30 other countries worldwide, both to international distributors and OEMs, are significant, accounting for 13.8%, 16.2% and 14.7% of our revenue in 2011, 2012 and 2013, respectively. As a result, our operations and financial performance are affected by the social, economic, political and regulatory conditions in these countries and countries where we may operate or where our products may be sold in the future. Furthermore, regulations and policies affecting trade and bilateral relations between the PRC and the countries and regions to which we export our products can adversely affect our international sales in those countries and regions.

We intend to expand our international sales, particularly sales in South Eastern Asia. However, we may not be successful in expanding our international sales or operations or benefiting from any such expansion, due to the following factors:

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

In addition, we have faced trade barriers in our international markets. For example, the Indian government initiated proceedings in 2006 to impose anti-dumping duties on Indian companies for importing steel wheel products from the PRC primarily in an attempt to protect local Indian steel wheel manufacturers, which generally do not offer steel wheels at the prices that we and our PRC competitors are able to offer in India. We participated in the relevant investigation and proceedings initiated by the Indian government, which ended in 2007. As a result of our efforts, Indian importers are subject to a lower import tax rate when importing from us compared to some of our PRC competitors. The Indian government initiated similar proceedings in 2012 and increased the anti-dumping duties from 14,710 Indian Rupee per ton to 30,700 Indian Rupee per ton in 2013, which has resulted in a substantial decrease in our sales to the Indian market. We and our products may from time to time be subject to further import taxes or anti-dumping duties in India and other countries where our products are sold, which could have an adverse impact on the prices and sales of our products in those countries. In addition, responding to any initiation of protection measures against us or our products in our international markets may significantly divert the resources and attention of our management.

If we are unable to successfully expand our international sales or operations, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may not be able to prevent potential resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to independent non-U.S. distributors over which we have limited control.

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

We have optimized our manufacturing process by procuring steel that meets our specifications, and we purchase such steel from a handful of established key suppliers. Although there are alternative steel suppliers in the market, any disruption in steel from our key suppliers may disrupt our manufacturing operations until we can secure customized steel from other suppliers at similar pricing and other terms in a timely manner. We cannot assure you we could always be able to secure customized steels from alternative suppliers in a timely manner at commercially acceptable terms, or at all. Furthermore, we cannot assure you that our annual agreements with the relevant suppliers will be renewed on a timely basis, on the same terms as we have previously received or at all. We do not hedge or otherwise fix supply prices in advance by contract, although we typically increase our inventory of steel when prices decline and limit our purchases to the extent possible when steel prices increase. Accordingly, we cannot guarantee that we will be able to purchase sufficient quantities of the appropriate types of steel for our various products at the prices we have historically paid. Similarly, we may be unable to obtain adequate supplies of locking rings at or lower than the prices we have historically paid. If any of the above events occurs, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

As we operate in a highly competitive industry, we currently face competition from other manufacturers of steel and aluminum wheels in the PRC. In the PRC market, we primarily compete with companies such as Shandong Xingmin Wheel, Dongfeng Motor Wheel, Changchun FAWAY Automobile Components, Xiamen Sunrise Wheel, Alcoa Inc. and Alex Global Technology, Inc. In the international market, we primarily compete with various local wheel manufacturers at each of our sales region. Our success depends, among other things, on our ability to maintain and improve our products and production capabilities to meet the needs of our existing and new customers. In particular, there is intense competition for a limited number of OEM customers. If our products do not meet the requirements of our existing and new customers, if our competitors offer better products or more competitive prices for similar products, or if our products otherwise fail to compete successfully in the industry, our financial performance may be adversely affected.

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

These and other market changes may increase or decrease demand for certain of our existing and planned products. We anticipate incurring significant costs to appropriately accommodate such changing market trends. For example, we have increased the weight of tubeless steel wheel production as a proportion of our overall production in recent years and are in the process of ramping up a new aluminum wheel manufacturing facility in the PRC. We have devoted significant financial and other resources to these activities and expect to incur additional costs in the future. Furthermore, we may not be successful in keeping up with or foreseeing the changing demands in the market, and we may not otherwise realize the full benefit of our investments made in anticipation of any particular market trend. Although we are actively engaging in research and development activities to keep up with changing market demands, we cannot assure you that we will successfully meet future market demands. Any of these factors could adversely affect our business, financial condition, results of operations and prospects.

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

We have limited experience in designing and producing aluminum wheels on a commercial scale. Entering the aluminum wheel market may be a challenge for us, since the production of aluminum wheels differs from that of our existing steel wheel products. For example, aluminum wheels require certain manufacturing equipment and techniques different from those used for steel wheels. Therefore, we may not be successful in the aluminum wheel market. Our competitors may be able to introduce aluminum wheels to markets faster than us, adopt more efficient manufacturing techniques or develop products that are more effective or commercially attractive than ours. If we fail to succeed in the aluminum wheel market, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We have undergone a series of expansions to our existing manufacturing facilities in recent years, including in 2010, 2011 and the first half of 2012. While we temporarily suspended such expansion in the second half of 2012 and continued to suspend such expansion in 2013 primarily due to a decrease in our PRC aftermarket and OEM sales, we intend to resume our expansion plan and further steadily expand our manufacturing facilities in the long-term depending on market conditions. In addition, we are in the process of establishing a new aluminum wheel manufacturing facility.

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

We do not maintain key-man insurance for members of our management team or any of our other key personnel. If we lose the services of any member of our senior management team or key personnel, we may not be able to locate suitable or qualified replacements, and we may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose some of our customers and trade secrets. While we generally attempt to protect our trade secrets by entering into non-disclosure/confidentiality and non-competition agreements with our executive officers as well as key personnel who have access to sensitive and confidential information, we cannot assure you that, in light of uncertainties associated with the PRC legal system, these agreements could be enforced in the PRC. Please refer to “—Risks Relating to Doing Business in the PRC—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

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

Labor is a key component of our manufacturing operations in the PRC. In addition to the labor contract law, discussed below in “—Risks Relating to Doing Business in the PRC—The enforcement of the PRC labor contract law and its implementation rules and increase in labor costs in the PRC may adversely affect our business and our profitability,” other factors may increase our costs of labor in the PRC. As the PRC economy continues to develop, its labor force is becoming more educated and is undergoing other demographic changes. As a result, the number of available workers for our manufacturing operations may decrease or such workers may demand higher wages. In addition, increases in the size or number of our competitors or other manufacturing businesses may adversely affect our ability to recruit and retain workers for our own manufacturing operations. Our total staff costs in 2011, 2012 and 2013 were RMB263.9 million, RMB285.5 million and RMB 325.3 million (US$53.7 million), which represented 6.4%, 7.6% and 8.6% of our revenue in each of those years, respectively. A significant increase in labor costs for our operations in the PRC could adversely affect our business, financial condition, results of operations and prospects.

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

For our PRC aftermarket sales, our tier-one distributors are required to provide us a credit deposit typically equal to approximately one-month of indicative annual purchase amount. Depending on the actual sales amount, we typically provide our tier-one distributors a credit term of 45 to 55 days from the delivery of our products. We typically provide our OEM customers in the PRC a credit term of 55 to 75 days from the delivery of our products, depending on the sales amount. For international sales, we typically provide our customers a credit term of 30 days from delivery of our products. For certain new international customers, we require payment of the entire purchase price at the time of purchase. As of December 31, 2011, 2012 and 2013, we had trade receivables of RMB728.9 million, RMB530.1 million and RMB 666.8 million (US$110.2 million), respectively, which represented 17.8%, 14.2% and 17.5% of our revenue in each of those years, respectively.

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

In addition, if our revenue in a particular quarter is lower than we expect, we may be unable to reduce our operating expenses, in particular our advertising and promotion expenses, for that quarter by a corresponding amount. This could have a material adverse effect on our operating results for that quarter. You should not rely on our results from any quarter as an indication of future performance. Quarterly variations in our operations could result in significant volatility in the market for our ADSs, and the market price for our ADSs might fall below the initial public offering price. The occurrence of any of the risks described above could result in harm to our business, financial condition, results of operations and prospects, especially if it continues for a period of time or is not mitigated in subsequent periods.

Our patents, trademarks and other intellectual property are important assets for our business, and if we are unable to protect them, or if other parties claim we are infringing their intellectual property, then our business, financial condition, results of operations and prospects may be materially and adversely affected.

We have developed a large portfolio of intellectual property rights in the PRC to protect the technologies, inventions and improvements significant to our business, and we believe that this is important for us to maintain a competitive advantage in the marketplace. As of December 31, 2013, we owned a total of 85 patents in the PRC. In addition, we had registered 539 trademarks with China’s Trademark Office as of December 31, 2013, and are currently in the process of applying for eight additional trademarks in the PRC. We also have a number of trademarks and trademark applications in a number of the countries to which we export our products.

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

We rely primarily on intellectual property laws and contractual arrangements with our employees and others to protect our intellectual property rights. We have entered into agreements with our executive officers and employees involved in technology and research and development, under which intellectual property during most of their employment belongs to us, and they waive all relevant rights or claims to such intellectual property. Generally, our executive officers and employees involved in technology and research and development are also bound by a confidentiality obligation, and have agreed to disclose and assign to us inventions conceived by them during their term of employment. While we actively take steps to protect our intellectual property rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. The counterparties to our confidentiality agreements may not follow such agreements, or our confidentiality agreements may not be enforceable or provide an adequate remedy in the event of unauthorized use or disclosure. Infringement or misappropriation of our intellectual property could harm our business and leading market position.

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

Our competitors are also developing and seeking patent protection for technologies in connection with the manufacturing of steel wheels. We expect our competitors to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending held by others that cover significant parts of our technology or business methods. Disputes over rights to these technologies may arise in the future. We cannot be certain that our products do not or will not infringe valid patents or other intellectual property rights held by third parties. As a result, we may be subject to legal proceedings and claims from time to time relating to the intellectual property of others.

If we are not able to protect our patents, trademarks and other intellectual property, we will not be able to exclude competitors from developing or producing competing products using the relevant technologies or processes. Similarly, if other parties assert claims that we are infringing their intellectual property, they may be able to prevent us from using certain technologies or processes or from producing certain types of products. Any of these situations may adversely affect our business, financial condition, results of operations and prospects.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2013. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2013. Please refer to Item 15 “Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting” and “—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could also result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation. Furthermore, if we fail to maintain effective internal control over financial reporting in the future, we may also need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

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

Prior to January 1, 2008, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory tax rate of 33.0%. The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation rules issued by the State Council of the PRC, or the State Council, became effective as of January 1, 2008. The EIT Law provides that all enterprises in the PRC, including foreign-invested companies, are subject to a uniform 25.0% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Accordingly, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory rate of 25.0% after January 1, 2008, except for (i) Zhengxing Wheel, which was recognized as a “High and New Technology Enterprise” in 2008 and 2012 and enjoys a preferential tax rate of 15.0% from 2008 to 2013. (ii) Zhengxing Group Langfang Wheel Co., Ltd., which was recognized as a “High and New Technology Enterprise” in 2009 and enjoys a preferential tax rate of 15.0% from 2009 to 2014, (iii) Zhengxing Group Hefei Wheel Co., Ltd., which was recognized as a “High and New Technology Enterprise” in 2011 and enjoys a preferential tax rate of 15.0% from 2010 to 2015 (the preferential tax rate of 15.0% applied retrospectively for 2010, the effect of which was not reflected in our income tax expense in 2010, and relevant adjustments were made in our consolidated financial statements for 2011) and (iv) Zhengxing Group Chengdu Wheel Co., Ltd., which was incorporated in the western region of the PRC in July 2004 and derived more than 70.0% of its total income from the business of state-encouraged industry, and enjoys a preferential tax rate of 15.0% from its inception in 2004 to 2020.

These preferential income tax rates are subject to periodic review and renewal by PRC authorities. If our subsidiaries fail to maintain their preferential tax statuses, their applicable EIT rate may increase to up to 25.0%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

We also benefit from PRC tax policies designed to encourage exports. In the PRC, steel wheels are normally subject to a value-added tax, or VAT, of 17.0%, but we receive a full rebate of or exemption from the VAT for the steel wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB92.1 million, RMB104.3 million and RMB 91.5 million (US$15.1 million) in 2011, 2012 and 2013, respectively. However, these VAT exemptions and rebates for exported steel wheels may be eliminated by the PRC government. If this occurs, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We incurred non-cash share-based compensation expenses in 2011, 2012 and 2013 and expect to continue to incur such expenses. If our company or shareholders grant restricted shares, share options and other share-based compensation to our employees, directors or consultants in consideration of their services to our company in the future, we may incur additional non-cash share-based compensation expenses, and our net income may be adversely affected.

Newrace Limited, one of our shareholders, has made a grant of restricted ordinary shares to Mr. Yifan Li, our former chief financial officer, in consideration of his service to our company. As a result of this grant of restricted shares by Newrace Limited, we incurred non-cash share-based compensation expenses of RMB3.0 million, RMB0.6 million and RMB 0.2 million (US$0.04 million) in 2011, 2012 and 2013, respectively. We also incurred non-cash share-based compensation expenses of RMB1.9 million, RMB1.3 million and RMB 0.3 million (US$0.04 million) in 2011, 2012 and 2013, respectively, in connection with the share option granted to one of our executive officers in August 2011 and the restricted share unit awards granted to each of our independent directors in March 2012 under our 2011 Share Incentive Plan. We may incur additional such expenses in connection with other share-based compensation grants we or our shareholders may make to our employees, directors or consultants in the future as an important means to attract and retain such personnel. We account for compensation costs for all such restricted share grants, share options and restricted share unit awards using the fair value determined on the grant date and recognize the expenses in our consolidated statement of comprehensive income. These compensation expenses may materially and adversely affect our net income. Please refer to Item 5A “Operating and Financial Review and Prospects—Operating Results—Equity-settled Share-based Compensation Expense.”

If we have difficulty obtaining sufficient capital for operations or expansion, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We had net current assets of RMB410.8 million, RMB474.7 million and RMB 660.2 million (US$109.1 million) as of December 31, 2011, 2012 and 2013, respectively. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing and the net proceeds from our initial public offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all. If we have difficulty obtaining sufficient capital for operations or expansion, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We currently conduct our business through our subsidiaries established in the PRC. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. As of December 31, 2013, the accumulated profits of our PRC subsidiaries, on a consolidated basis under PRC accounting standards, that were unrestricted and were available for distribution amounted to RMB 1,757.5 million (US$ 290.3 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Sales of our ADSs or ordinary shares in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2014, we had 206,500,000 ordinary shares outstanding, including 62,499,988 ordinary shares represented by 15,624,997 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to restrictions as applicable under Rule 144 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. Our controlling shareholder has substantial influence over our company and its interests may not be aligned with your interests.

As of March 31, 2014, our controlling shareholder, Mr. Jianhui Lai (through Newrace Limited), beneficially owned approximately 69.5% of our outstanding ordinary shares. Mr. Lai is also our founder, chairman and chief executive officer. Please refer to Item 6E “Directors, Senior Management and Employees—Share Ownership” and Item 7B “Major Shareholders and Related Party Transactions—Related Party Transactions—Restricted Shares Granted to Mr. Yifan Li by Newrace Limited.” Our controlling shareholder has a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those who purchased ADSs in our initial public offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

In addition, we established Hua’an Zhengxing Wheel Co., Ltd. in November 2010 which is expected to own our planned aluminum wheel manufacturing facility upon its completion. We also established Zhengxing Indo Wheels Private Limited in India in January 2012 to operate our planned steel wheel manufacturing facility in India. However, due to the ongoing economic difficulties in India including the instability of local economic conditions and fluctuation in the value of the Indian Rupee, we have suspended our plan to operate our planned steel wheel manufacturing facility in India for the time being and have deregistered Zhengxing Indo Wheels Private Limited.

Our Company and Our Hong Kong Subsidiary

We, China Zenix Auto International Limited, are a British Virgin Islands holding company incorporated on July 11, 2008, with an authorized share capital of US$50,000 consisting of 50,000 ordinary shares with a par value of US$1.00 per share, by Newrace Limited and Richburg Holdings Limited, each incorporated under the laws of the British Virgins Islands. Pursuant to a share subscription and shareholders agreement dated August 10, 2008, as amended on August 12, 2008 (the terms of which were confirmed and further clarified by a deed of confirmation on April 21, 2011), we issued 45,000 and 5,000 ordinary shares, par value US$1.00 per share, to Newrace Limited and Richburg Holdings Limited, respectively. We were initially named Richwheel Limited, and, in preparation for our initial public offering, we changed our name to China Zenix Auto International Limited on November 3, 2010. We also effected a change to our authorized and issued share capital and a repurchase of our issued and outstanding shares on February 21, 2011, as a result of which and as of December 31, 2013, our authorized share capital consisted of 500,000,000 shares, with a par value of US$0.0001 each. As of December 31, 2013, there were 206,500,000 ordinary shares issued, fully-paid and outstanding.

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

On December 19, 2012, Mr. Lai issued a notice of exercise to Ms. Chu pursuant to the terms of the share purchase option agreement. Pursuant to this notice, Mr. Lai exercised the option to purchase all of the 50,000 ordinary shares of Newrace Limited, and Mr. Lai and Ms. Chu agreed that these ordinary shares would be transferred and delivered to Mr. Lai on December 20, 2012 and the exercise price of US$27,934,000.0 would be paid by Mr. Lai to Ms. Chu within 90 business days from December 20, 2012. As a result, Mr. Lai became the sole shareholder of Newrace Limited on December 20, 2012.

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

In 2011, 2012 and 2013, our capital expenditures totaled RMB243.0 million, RMB402.6 million and RMB 175.4 million (US$29.0 million), respectively. In past years, our capital expenditures consisted primarily of the purchase of property, plant and equipment, and the cost of obtaining land use rights and other costs incurred in connection with the construction and expansion of our various manufacturing facilities and a new aluminum wheel manufacturing facility. We estimate that our capital expenditure in 2014 will primarily include commitments made in connection with the construction of a new aluminum wheel manufacturing facility, planned investments in power plants to provide electricity supply to such aluminum wheel manufacturing facility and third parties, as well as enhanced automation of our manufacturing process. Our capital expenditures in 2013 have been, and are expected to continue to be in future periods, funded by cash flow from operations.

In November 2013, our board of directors received a preliminary non-binding proposal for a business restructuring of the Company from Mr. Jianhui Lai, the chairman of the board of directors and chief executive officer, and RichWise International Investment Group Limited and certain of its affiliated entities (together, the “Consortium Members”). According to the proposal letter, the proposed business restructuring would involve a reorganization of our shareholding structure concurrently with a number of other transactions which, if consummated, would result in a significant change in our business focus, as described in the proposal letter. According to the proposal letter, the Consortium Members currently own in the aggregate approximately 75% of the Company’s total outstanding ordinary shares. Our board of directors has established a special committee to consider the preliminary non-binding proposal letter for a restructuring of the Company’s business, dated November 23, 2013, from the Consortium Members.

On February 28, 2014, QVT Fund V LP, QVT Fund IV LP and Quintessence Fund L.P., filed a claim against the Company in the British Virgin Islands court on the basis that the proposed business restructuring and reorganization would (i) amount to conduct that contravenes the Business Companies Act (2004) (as amended) of the British Virgin Islands and the articles of association of the Company, and (ii) be, or would be likely to be, unfairly prejudicial to the claimants. The claimants are seeking relief by way of an order declaring that the restructuring is not in the best interests of the Company, that the Company or the Chairman purchase the claimants ADSs for a price no less than fair market value, or alternatively, restrain the Company from implementing the proposed business regularly. The Company intends to actively respond to and defend these claims.

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

We design, manufacture and sell high quality steel wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial vehicle wheel industry. We currently offer more than 510 series of tubed steel wheels (which are typically used for commercial vehicles using tires that contain a rubber inner tube), tubeless steel wheels (which are typically used for commercial vehicles using tubeless tires), and off-road steel wheels (which are typically used for construction and other types of off-road vehicles). Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers. We believe that our products are well recognized for safety, strength and durability by our customers, especially under extreme road conditions, and that our products exceed industry standards in all major technical aspects, including safety, durability and stability. In particular, we have developed a type of tubeless steel wheel using a patented production technique for the design of the wheel disc. This type of wheel, other than its improved strength and reduced weight, exceeds industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan). In addition, we have won a number of awards in the PRC in recognition of, among other things, our overall business operation capabilities, brand awareness and market share, including Fujian Brand-name Product Certificate in 2010, Top 30 PRC Automobile Industry Enterprise in 2011, The Most Influential Brands in the PRC Machinery Industry in 2012 and The Nation’s Top 100 Automotive Component Suppliers in 2012 and 2013.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network which we believe is the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC. As of December 31, 2013, our distribution network consisted of more than 4,700 distributors, including 24 tier-one distributors, 3,102 exclusive tier-two distributors and 1,651 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 80 automotive manufacturers in the PRC as of December 31, 2013, including the group members of a number of large PRC commercial vehicle manufacturers such as SAIC-IVECO Hongyan Commercial Vehicle, Beiqi Foton Motor, Baotou Bei Ben Heavy-Duty Truck, Zhengzhou Yutong, FAW Jiefang Automotive, Dongfeng Motor, Anhui Jianghuai Automobile Group and China National Heavy Duty Truck Group. In international markets, we sold our products to more than 80 distributors in the aftermarket and directly to six OEMs as of December 31, 2013, including Tata Motors of India, Tokyo Sharin of Japan, Mahindra of India and Daewoo Motor of South Korea. Thailand is currently our largest international market, and India was our largest international market in 2011 and 2012.

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

We are committed to the research and development of new models of wheels as well as ongoing enhancements in existing product quality and production technology, in order to effectively adapt to the changing demands of our customers for better quality wheel products, as well as to improve our production efficiency. We maintain our own research and development team which we believe is one of the largest in the PRC commercial vehicle wheel industry, with 328 employees as of December 31, 2013 most having 10 to 20 years of experience in the industry. As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of December 31, 2013, we owned a total of 85 patents in the PRC, including four invention patents, 67 utility model patents and 14 design patents. We place great emphasis on quality control in our operations and have implemented quality control procedures throughout our production process. Our comprehensive quality management system has been awarded ISO/TS 16949 quality management system certification since 2007, which certifies the satisfaction of specific quality management system requirements for the design and development, production and, when relevant, installation and service of automotive-related products, and ISO 9001:2000 quality management system certification from 2003 to 2006, which certifies the satisfaction of specific quality management system requirements for an organization to consistently provide products that meet customer and applicable regulatory requirements. At our headquarters in Zhangzhou, Fujian Province, we have also maintained one of the national wheel test centers designated by the PRC government for the testing of the specifications and roadworthiness of wheels sold in the PRC since September 2008. This test center has been granted ISO/IEC 17025 certification, which certifies the satisfaction of the general requirements to carry out tests and/or calibrations.

Our Products

We design, manufacture and sell steel wheels in the PRC and internationally, which are used primarily in commercial vehicles. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2013, such network consisted of more than 4,700 distributors, including 24 tier-one distributors, 3,102 exclusive tier-two distributors and 1,651 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. In addition, we sell our products outside the PRC to both international distributors in the aftermarket and directly to international OEMs, primarily in India and more than 30 other countries worldwide. We currently offer more than 510 series of tubed, tubeless and off-road steel wheels, with sizes ranging from 8 to 51 inches in diameter and 3 to 28 inches in width and which meet various specifications (including designs and colors) of our customers. In addition, we also sell our wheel components such as wheel discs to distributors for use in the aftermarket in the PRC and internationally, which accounted for an insignificant portion of our revenue in 2011, 2012 and 2013.

We believe that our broad range of products provides us with a competitive advantage over our competitors, enabling us to supply wheels for most types of commercial vehicles in the aftermarket and OEM market. Our diversified product offering also enables us to capture opportunities in the aftermarket, which is characterized by demand for a wide range of wheel types and sizes, but each in relatively small quantities, as well as to meet the various specifications required by OEMs of commercial vehicles and to adapt to changes in their requirements as they arise.

We focus on developing and manufacturing steel wheels with enhanced safety, strength and durability while, to the extent possible, reduced weight (and thus improved fuel efficiency). We believe that our products are well recognized for safety, strength and durability by our customers, especially under extreme road conditions, and that our products exceed industry standards in all major technical aspects, including in fatigue tests to determine how long the wheel can last and pulsation tests to determine a wheel’s ability to roll smoothly on the road. In particular, we have developed a tubeless steel wheel production method that is patented and unique, whereby we can produce tubeless steel wheels which have enhanced strength and durability by applying certain manufacturing processes traditionally only used for tubed steel wheels. Wheels manufactured under this processes, in addition to improved strength and reduced weight, also exceed industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan).

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

We currently offer more than 220 series of tubed steel wheels with sizes ranging from 15 to 24 inches in diameter and 4.5 to 14 inches in width. Tubed steel wheels generated 56.4%, 57.0% and 59.2% of our revenue in 2011, 2012 and 2013, respectively.

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

We currently offer more than 180 series of tubeless steel wheels with sizes ranging from 8 to 26 inches in diameter and 3 to 20 inches in width. Tubeless steel wheels generated 38.8%, 38.8% and 36.9% of our revenue in 2011, 2012 and 2013 respectively.

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

We currently offer more than 110 series of off-road steel wheels with sizes ranging from 15 to 51 inches in diameter and 6.5 to 28 inches in width. We commenced sales of off-road steel wheels in 2008 which accounted for 2.1%, 1.6% and 1.3% of our revenue in 2011, 2012 and 2013, respectively.

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

We have undergone a series of expansions to our existing manufacturing facilities in recent years, including in 2010, 2011 and the first half of 2012. While we temporarily suspended such expansion in the second half of 2012 and continued to suspend such expansion in 2013 primarily due to a decrease in our PRC aftermarket and OEM sales, we intend to resume our expansion plan and further steadily expand our manufacturing facilities in the long-term depending on market conditions.

The following shows the geographic locations of our manufacturing facilities, with floor area and number of employees as of December 31, 2013:

Production Capacity

We believe that we have the largest production capacity of any commercial vehicle wheel manufacturer in the PRC. As of December 31, 2013, our manufacturing facilities had an aggregate annual production capacity of approximately 15.0 million units of steel wheels, of which 9,420,000 units were tubed steel wheels, 5,520,000 units were tubeless steel wheels and 33,600 units were off-road steel wheels. The size of our manufacturing platform allows us to achieve significant economies of scale as we increase our production volume. With our large scale, we are also able to lower our costs by preparing various wheel components internally.

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

We source our principal raw materials and a majority of locking rings from third-party suppliers and manufacture the remaining wheel components, including rim-shaped steel, wheel rims, wheel discs and the remaining portion of locking rings, internally. We believe that self-producing most of our steel wheel components, in particular rim-shaped steel, enables us to reduce our production costs and production time, ensure timely delivery to meet customers orders, and also ensure high product quality. In addition, as the largest commercial vehicle wheel manufacturer in the PRC, we have been able to maintain a more than ten-year relationship with our largest steel supplier, Benxi Iron & Steel, from whom we source steel that meets our specific requirements. This allows us to optimize our production process and increase our raw material utilization rate.

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

Aluminum Wheel Manufacturing Facility in the PRC and Steel Wheel Manufacturing Facility in India

We anticipate that commercial vehicles will increasingly use wheels made of aluminum instead of steel in the future, and we have completed the construction of an advanced aluminum wheel manufacturing facility (including offices, a research and development center, a test center and employee dormitories) with an aggregate floor area of approximately 65,000 square meters in Zhangzhou, Fujian Province. We have obtained land use rights for this manufacturing facility and will apply for property ownership certificates. We have obtained substantially all of the necessary machinery and equipment and are in the process of developing a specialized production process designed for manufacturing aluminum wheels for commercial vehicles, conducting research and development, procuring raw materials and recruiting additional industry experts in order to ramp up our aluminum wheel production. We believe we are well positioned to enter the aluminum wheel market, and by developing different types of high quality aluminum wheels and being an early market entrant, we believe that we will be well positioned to capture future growth in the market for aluminum wheels in the PRC as it emerges and also to enter select international markets over time.

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

Sales and Marketing

We have a diversified customer base. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2013, such network consisted of more than 4,700 distributors, including 24 tier-one distributors, 3,102 exclusive tier-two distributors and 1,651 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. PRC aftermarket sales accounted for 48.5%, 48.9% and 50.7% of our revenue in 2011, 2012 and 2013, respectively. PRC OEM sales accounted for 37.7%, 34.9% and 34.6% of our revenue in 2011, 2012 and 2013, respectively.

In addition, we sell our products outside the PRC to both international distributors in the aftermarket and directly to international OEMs, primarily in India and more than 30 other countries worldwide. International sales accounted for 13.8%, 16.2% and 14.7% of our revenue in 2011, 2012 and 2013, respectively.

In 2011, 2012 and 2013, the aggregate sales to our five largest customers accounted for 21.4%, 19.0% and 18.6% of our revenue, respectively.

We have a dedicated sales and marketing team, which had 251 and 254 and 251 employees as of December 31, 2011, 2012 and 2013, respectively, responsible for the sales and marketing of our products and managing and supporting our distributors. We believe that the combination of our extensive distribution network and our effective management of such network provides us with the broadest coverage among PRC commercial vehicle wheel manufacturers, which has contributed to our leadership position in the PRC aftermarket and presents a significant barrier to entry in that market.

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

As of December 31, 2011, 2012 and 2013, we had 24, 24 and 24 tier-one distributors, respectively, with whom we have direct contractual relationships. In turn, these tier-one distributors sold our products to 5,221, 4,907 and 4,753 tier-two distributors as of December 31, 2011, 2012 and 2013, respectively. Tier-two distributors are divided into exclusive and non-exclusive distributors, depending on whether they only sell steel wheels manufactured by us. The number of our tier-two distributors decreased in 2012 compared to 2011, primarily due to the closure of certain distributors as a result of the decrease in market demand reflecting decreased sales of domestic commercial vehicles. The number of our tier-two distributors further decreased in 2013 compared to 2012 primarily due to market consolidation while our selection process for high quality tier-two distributors became increasingly stringent. The following table sets forth the total number of our tier-one, exclusive tier-two and non-exclusive tier-two distributors in the PRC as of December 31, 2011, 2012 and 2013, respectively:

	As of December 31,
	2011	2012	2013

Tier-one	24	24	24
Exclusive tier-two	3,259	3,373	3,102
Non-exclusive tier-two	1,962	1,534	1,651

Total	5,245	4,931	4,777

We generally select our tier-one distributors based on business reputation, size, industry and sales experience, quality of the management team, and prior sales performance, and enter into annual distribution agreements with our tier-one distributors which are renewed automatically every year unless terminated by the parties. Pursuant to our contractual arrangements, (i) our tier-one distributors may not distribute any other commercial vehicle wheel manufacturer’s products, (ii) our tier-one distributors generally cover particular regions and may not distribute our products outside their respective regions, (iii) we set sales targets for our tier-one distributors and generally provide sales incentives or raise credit limits if the sales targets are met or exceeded by our tier-one distributors, (iv) our tier-one distributors are required to provide us a credit deposit typically equal to approximately one-month of indicative annual purchase amount, and depending on the actual sales amount, we typically provide our tier-one distributors a credit term of 45 to 55 days from the receipt of our invoice after product delivery, and (v) our tier-one distributors are typically required to comply with all applicable laws and regulations in distributing our products. We conduct annual evaluations of our tier-one distributors.

We enter into a three-party distribution agreement with each exclusive tier-two distributor and the tier-one distributor covering the particular locale in which the exclusive tier-two distributor is located for a one-year term which is renewed automatically every year unless terminated by the parties. These agreements enable us to directly interact with and monitor our exclusive tier-two distributors while at the same time maximize our efficiency by delegating certain management oversight of our tier-two distributors to the relevant tier-one distributors. Pursuant to our contractual agreements, (i) our exclusive tier-two distributors may not distribute any other commercial vehicle wheel manufacturer’s products, (ii) our exclusive tier-two distributors generally cover particular regions and may not distribute our products outside their respective regions, (iii) tier-one distributors set sales targets for our exclusive tier-two distributors and generally provide sales incentives or raise credit limits if the sales targets are met or exceeded by our exclusive tier-two distributors, and (iv) our exclusive tier-two distributors are typically required to comply with all applicable laws and regulations in distributing our products. In order to better enhance our brand recognition, exclusive tier-two distributors display signage and posters bearing our “Zhengxing” brand name and logo and follow decoration and product display standards based on our requirements, with the relevant expenses paid by us. We and our tier-one distributors conduct annual evaluations of our exclusive tier-two distributors.

Although we do not have contractual agreements with our non-exclusive tier-two distributors, we require our tier-one distributors to enforce our sales and return policies, guidelines and procedures on the non-exclusive tier-two distributors. Non-exclusive tier-two distributors can distribute other commercial vehicle wheel manufacturer’s products, although in practice, certain of our tier-two distributors voluntarily sell our products on an exclusive basis. Any non-compliance with our guidelines by non-exclusive tier-two distributors will be the responsibility of the relevant tier-one distributors.

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

OEM Sales

We also sell our products directly to OEMs in the PRC for use on their commercial vehicles. We had 91, 84 and 84 OEM customers as of December 31, 2011, 2012 and 2013, respectively. The number of our OEM customers decreased in 2012 compared to 2011, primarily due to the fact that certain OEM customers decided to select other suppliers that provide wheels at lower prices as a result of overall downward price pressure in the domestic commercial vehicle market created by weakening market demand. The number of our OEM customers remained the steady from 2012 to 2013. Our OEM customers include the group members of a number of large PRC commercial vehicle manufacturers such as SAIC-IVECO Hongyan Commercial Vehicle, Beiqi Foton Motor, Baotou Bei Ben Heavy-Duty Truck, Zhengzhou Yutong, FAW Jiefang Automotive, Dongfeng Motor, Anhui Jianghuai Automobile Group and China National Heavy Duty Truck Group. When selecting wheel suppliers, OEM customers typically look at factors such as price, product quality (and typically require suppliers to provide product test reports issued by a recognized test center), technology and ability to develop new products that meet their specifications, production scale, delivery timeliness, after-sales service and customer relationships.

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

We have long-term business relationships with most of our OEM customers, and to date we have not had any material disputes with our OEM customers. In addition, we have been strengthening, and will continue to strengthen, our relationships with leading commercial vehicle OEMs by becoming their preferred wheel supplier through, among others, utilizing our nationwide distribution network to provide aftermarket sales service and support to end-users for OEM customers across the PRC. We believe this (i) benefits OEMs because end-users generally prefer commercial vehicles that can be easily serviced at a variety of locations, and (ii) leads to high brand awareness of our products among end-users in the aftermarket, resulting in some end-users requesting that our wheels be used on the OEMs’ vehicles at the time of purchase. In addition, we have been enhancing, and plan to continue to enhance, our research and development capabilities in order to continue to develop products meeting the specific requirements and changing needs of our PRC OEM customers and will continue to leverage the strategic locations of our nationwide manufacturing facilities to further improve our ability to promptly meet the demands of our PRC OEM customers. We believe that maintaining strong relationships with multiple OEMs will enable us to acquire additional market share in the PRC OEM market and fully benefit from the ongoing trend of OEMs increasingly outsourcing the production of commercial vehicle wheels.

International Sales

Our international sales include sales to international distributors which resell our products to OEMs and retail stores, repair and maintenance shops or end-users in the aftermarket, and direct sales to international OEMs. In addition to selling our products, these distributors, retail stores and repair and maintenance shops also typically sell other automotive components. We had 113, 87 and 87 international distributors and seven, six and six OEM customers as of December 31, 2011, 2012 and 2013, respectively, including Tata Motors of India, Tokyo Sharin of Japan, Mahindra of India and Daewoo Motor of South Korea. The number of our international distributors decreased in 2012 compared to the prior year, primarily resulting from our initiative to streamline our international distribution network. India was our largest international market in 2011 and 2012, representing 6.6%, 4.4% of our revenue in 2011 and 2012, respectively. However, Thailand has become our largest international market in 2013, representing 2.0% of our revenue in 2013.

We also export to more than 30 other countries worldwide, including Thailand, India, South Korea and Indonesia. In addition, we have been increasing our sales and marketing efforts in select countries in Asia and the Middle East which we believe present attractive market opportunities. In North America and Europe, we focus on partnering with local distributors to increase our sales in the aftermarket as well as to OEMs to establish our brand name in those markets.

We typically procure sales to international distributors and OEMs through participation in various exhibitions, trade shows and seminars for the automotive industry. The selection criteria for international distributors are similar to those for domestic distributors. We enter into strategic cooperation agreements with our ten largest international customers (including distributors and OEMs) which are renewed every three years upon mutual agreement unless terminated by the parties, pursuant to which such customers place orders from time to time that specify the actual price and amount of purchases. These strategic cooperation agreements provide that we are the preferred wheel supplier of these international distributor or OEM customers. We do not have strategic cooperation agreements with our other international distributor or OEM customers, who place orders with us from time to time pursuant to standalone purchase orders. We typically provide our international distributor and OEM customers a credit term of 30 days from the receipt of our invoice after product delivery. For certain new international customers, we require payment of the entire purchase price at the time of purchase. Our sales and marketing team periodically visits our international distributors to ensure that they comply with our sales guidelines, policies and procedures and to provide relevant support.

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

Pricing

We determine the prices of our products on the basis of market supply and demand and adjust such prices from time to time based on the prices of our raw materials, particularly steel. Because of our leading market position and the strong demand for our products, we believe we generally are able to set the prices of our products at a premium and pass on any significant increases in our raw material costs to our customers. Also, as wheels generally extend the useful lives of tires, which are usually more expensive than wheels, we believe that wheels are typically less subject to downward price pressure by end-users and end-users are usually willing to pay higher prices for high-quality wheels, like ours, thus strengthening our ability to set the prices of our products. In addition, we generally reduce the selling prices of our products when there are significant decreases in our raw material costs.

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

We believe that we maintain one of the largest skilled teams of research and development engineers and technicians in the commercial vehicle wheel industry in the PRC. As of December 31, 2011, 2012 and 2013, our research and development department had 323, 322 and 328 employees, respectively, most having 10 to 20 years of experience in the industry. In particular, our chief technology officer, Mr. Guohe Zhang, who leads our research and development team, has over 40 years of research and production technology management experience in the commercial vehicle wheel and machinery industry in the PRC.

We conduct substantially all of our research and development efforts internally and also collaborate with leading industry experts in the PRC and internationally. Our research and development efforts currently focus on the development of new models of steel wheels, and we have developed and commercialized approximately 100, 100 and 90 new models of steel wheels in 2011, 2012 and 2013, respectively. We also focus on making ongoing enhancements in existing product quality and production technology so as to improve, among other things, the safety, strength and balance, and reduce the weight (and thus improve fuel efficiency), of our products, and reduce the overall cost of our production process, as well as to further automate our manufacturing process. For example, we have developed a tubeless steel wheel production method that is patented and unique, whereby we can produce tubeless steel wheels which have enhanced strength and durability by applying certain manufacturing processes traditionally only used for tubed steel wheels. Under this patented method, we use rim-shaped steel (which we make from raw steel by pressing and rolling it under high heat), instead of rolled steel plate, as the raw material, and we apply compression, instead of rolling, at the stage of shaping. Please also refer to “—Production Process” above. We first commercialized tubeless steel wheels using this innovative production method in 2008. We are also in the process of using this patented method to develop light-weight tubeless steel wheels. In addition, we are conducting research and development of commercial vehicle wheels made of aluminum.

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

As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of December 31, 2013, we owned a total of 85 patents in the PRC, including four invention patents, 67 utility model patents and 14 design patents. The benefits of our patented technology include, among other things, improving the performance of our wheels and increasing the utilization of raw materials. In particular, our four invention patents relate to enhancing the performance of our wheels and thus extending the useful lives of tires. In addition, as of December 31, 2013, we had registered 539 trademarks with China’s Trademark Office, and are currently in the process of applying for 8 additional trademarks in the PRC. Through the Madrid System for the International Registration of Marks, we have registered two trademarks each with one jurisdiction in the United States and South Korea, respectively. We also have two registered trademarks in Taiwan and one registered trademark in the Special Administrative Region of Hong Kong. These trademarks are primarily related to the name and logo of our company. In 2005, “Zhengxing” was recognized as a “PRC Famous Trademark.”

We rely primarily on intellectual property laws and contractual arrangements with our employees and others to protect our intellectual property rights. We have entered into agreements with most of our executive officers and employees involved in technology and research and development, under which intellectual property during their employment belongs to us, and they waive all relevant rights or claims to such intellectual property. Generally, our executive officers and employees involved in technology and research and development are also bound by a confidentiality obligation, and have agreed to disclose and assign to us inventions conceived by them during their term of employment. While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. The counterparties to our confidentiality agreements may not follow such agreements, or our confidentiality agreements may not be enforceable or provide an adequate remedy in the event of an unauthorized use or disclosure. Infringement or misappropriation of our intellectual property could harm our business and competitive position. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our patents, trademarks and other intellectual property are important assets for our business, and if we are unable to protect them, or if other parties claim we are infringing their intellectual property, then our business, financial condition, results of operations and prospects may be materially and adversely affected.” PRC patent and trademark laws are discussed in greater detail in “—Regulations—Other Regulations Relevant to Our Operation” below.

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

In line with market practice, we typically make full prepayment at the time of purchase to the suppliers of our steel. Our suppliers of other auxiliary materials including welding material, paint and powder coating and our suppliers of locking rings typically provide us a credit term of 30 to 35 days and a credit term of 50 to 60 days, respectively. We have long-term business relationships with most of our principal suppliers. For example, we have a more than ten-year relationship with Benxi Iron & Steel, our primary steel supplier. To date, we have not had any material disputes with our suppliers.

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

We have been dependent on a limited number of suppliers for a significant portion of our raw material and locking ring requirements. In 2011, 2012 and 2013, the aggregate purchases from our five largest suppliers accounted for 79.6%, 82.5% and 78.8% of our total raw material and locking ring costs, respectively. Purchases from our largest supplier, Benxi Iron & Steel, for the same periods accounted for 37.9%, 35.8% and 34.9% of our total raw material and locking ring costs, respectively. Although there are alternate steel suppliers in the market, because we have optimized our manufacturing process to rely on the steel of our established key suppliers (especially Benxi Iron & Steel), which meet certain specifications, any disruption in steel from those suppliers may disrupt our manufacturing operations until we can secure appropriate steel from other suppliers. We believe that we will continue to purchase a significant portion of our raw materials and locking rings from a limited number of suppliers. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We rely on a limited number of key suppliers for steel, our key raw material, and certain components required for our production” and “—We are subject to risks associated with the volatile prices and availability of raw materials and utilities.”

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

In the PRC market, we primarily compete with companies such as Shandong Xingmin Wheel, Dongfeng Motor Wheel, Changchun FAWAY Automobile Components, Xiamen Sunrise Wheel, Alcoa Inc. and Alex Global Technology, Inc. In the international market, we primarily compete with various local wheel manufacturers at each of our sales region. In addition, there is increasing consolidation within the commercial vehicle wheel industry in the PRC. We believe that with our leadership position in the commercial vehicle wheel industry in the PRC, we are well positioned to lead or participate in this industry consolidation which may further strengthen our leading market position. Nevertheless, if we fail to maintain or increase our market share, this consolidation in our industry could cause our competitors to develop advantages over us in their available capital, per-unit cost in manufacturing operations, purchasing power with suppliers, pricing power with customers, scale of distribution network, brand recognition and other factors that could adversely affect our business, financial condition, results of operations and prospects.

Other types of commercial vehicle wheels, such as aluminum wheels, also compete with our products. We began offering our own aluminum wheels at the end of 2013, but we have limited experience in the production and sales of such wheels on a commercial scale. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our product development efforts may not result in successful new products that meet changing market demands. In particular, our plans to launch new aluminum wheel products may not be successful.”

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

We have adopted various policies and implemented various measures to ensure health and safety in our manufacturing facilities. We require that our employees comply with such policies and measures and also provide training to our new employees and periodic training to our employees. To date, our manufacturing facilities have not encountered any material unplanned work stoppages due to health and safety issues. We have complied with applicable PRC laws and regulations on health, safety and other relevant administrative regulations issued by the local governments in the regions where we operate. To date, we have not been subject to any material fines, orders or administrative actions involving non-compliance with these laws and regulations relating to any of our existing manufacturing facilities.

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

Other Regulations Relevant to Our Operation

Company Law

The Company Law of the PRC was promulgated by the Standing Committee of the NPC on December 29, 1993 and became effective on May 1, 1994 and was amended on December 25, 1999, August 28, 2004 and October 27, 2005. On December 28, 2013, the Standing Committee of the NPC further amended the Company Law, which came into effect on March 1, 2014.

Under the Company Law, the term “company” refers to a limited liability company or a joint stock limited company established within the PRC in accordance with the Company Law. Shareholders of a company are only responsible for the company or to the company’s creditors to the extent of the capital contributions they have made or the number of shares they have subscribed. The shareholders of a company are entitled to enjoy the capital proceeds, participate in making important decisions, including choosing managers.

In accordance with the Company Law, the registered capital of a limited liability company is the total amount of the capital contributions subscribed by all the shareholders that have registered with the SAIC or its local counterparts. The capital contributions can be made in cash or in kind, intellectual property, land use rights and other non-cash properties which can be evaluated in currency and transferred in accordance with the law, except for properties prohibited by laws and administrative regulations to be used for capital contribution.

Wholly Foreign-Owned Enterprise Law

The Law of the PRC on Wholly Foreign-Owned Enterprises, or the WFOE Law, was promulgated by the NPC on April 12, 1986 and amended on October 31, 2000. The Implementation Regulation of the WFOE Law was promulgated on December 12, 1990, as amended on April 12, 2001 and February 19, 2014. The ratio between the registered capital of a WFOE and total amount of investment in it needs to meet certain threshold under the relevant regulations of the PRC, and the difference between its registered capital and total amount of investment will be the amount of foreign exchange loans that the WFOE is permitted to borrow from its foreign investor.

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

Trademark

The Trademark Law of the PRC, or the Trademark Law, was promulgated by the Standing Committee of the NPC on August 23, 1982, as and was amended on February 22, 1993, and October 27, 2001 and August 30, 2013. The PRC Trademark Law Implementation Rules was promulgated by the State Council on August 3, 2002 and became effective on September 15, 2002. The PRC is a signatory country to the Madrid Agreement and Protocol. The Madrid Agreement and Protocol provides for a mechanism under which an international registration produces the same effects as an application for registration of the trademark made in each of the countries designated by the applicant. According to the Trademark Law, the National Trademark Bureau under the SAIC is responsible for the registration and administration of trademarks in the PRC. A “first-to-file” principle with respect to trademarks has been adopted. Where a trademark is infringed, the trademark owner may file a complaint with the relevant administrative department or competent courts. Where the infringement is so serious that it constitutes a crime, the trademark owner may file a complaint with the relevant public security organization. If a registered trademark owner intends to assign his or her registered trademarks, a registered trademark transfer agreement must be entered into between the owner and the assignee. The owner and assignee are required to jointly apply with the National Trademark Bureau and its local counterparts for registration of such assignment under the Trademark Law. Registered trademark owners may license others to use their registered trademarks. Relevant license agreements shall be filed with the National Trademark Bureau or its relevant local counterparts.

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

The following diagram illustrates our corporate structure as of March 31, 2014:

D.	Property, Plants and Equipment

We are headquartered in Zhangzhou, Fujian Province where we have our manufacturing facilities (including our main administrative offices, a research and development center, a test center and employee dormitories) with an aggregate floor area of approximately 121,630 square meters. We also have four other manufacturing facilities (including offices and employee dormitories) in Langfang, Hebei Province, Chengdu, Sichuan Province, Hefei, Anhui Province and Benxi, Liaoning Province with an aggregate floor area of approximately 138,040 square meters, 47,303 square meters, 45,870 square meters and 26,740 square meters, respectively. In addition, we have a research and development center at each of our manufacturing facilities in Langfang, Hebei Province and Hefei, Anhui Province. We have obtained land use rights and property ownership certificates for all our manufacturing facilities. In addition, certain of our manufacturing facilities have been pledged to secure our bank borrowings, which amounted to RMB248.5 million, RMB210.0 million and RMB 180.00 million (US$29.7 million) as of December 31, 2011, 2012 and 2013, respectively.

We have completed the construction of an aluminum wheel manufacturing facility (including offices, a research and development center, a test center and employee dormitories) with an aggregate floor area of approximately 65,000 square meters in Zhangzhou, Fujian Province. We have obtained land use rights for this manufacturing facility and will apply for property ownership certificates.

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

We design, manufacture and sell high quality steel wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial vehicle wheel industry. We currently offer more than 510 series of tubed steel wheels, tubeless steel wheels and off-road steel wheels. Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network which we believe is the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC. As of December 31, 2013, our distribution network consisted of more than 4,700 distributors, including 24 tier-one distributors, 3,102 exclusive tier-two distributors and 1,651 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 80 automotive manufacturers in the PRC as of December 31, 2013, including the group members of a number of large PRC commercial vehicle manufacturers. In international markets, we sold our products to more than 80 distributors in the aftermarket and directly to six OEMs as of December 31, 2013, including Tata Motors of India, Tokyo Sharin of Japan, Mahindra of India and Daewoo Motor of South Korea. India was our largest international market in 2011 and 2012 and Thailand became our largest international market in 2013. In 2011, 2012 and 2013, we had revenue of RMB4,093.9 million, RMB3,738.0 million and RMB3,802.3 million (US$628.1 million), respectively, representing a decrease of 8.7% from 2011 to 2012 and a slight increase of 1.7% from 2012 to 2013. In 2011, 2012 and 2013, we had profit of RMB452.2 million, RMB361.6 million and RMB232.7 million (US$38.4 million), respectively, representing a decrease of 20.0% from 2011 to 2012 and a decrease of 35.7% from 2012 to 2013.

Factors Affecting Our Results of Operations

We believe that the most significant factors affecting our financial condition and results of operations are:

General Economic Conditions and Growth of the Automotive Market in the PRC and Worldwide

Our financial condition and results of operations have been, and we expect them to continue to be, dependent to a significant extent on general economic conditions and growth of the automotive market in the PRC and in other countries where our products are sold, such as Thailand which currently is our largest international market, and India which was our largest international market in 2011 and 2012]. We sell steel wheels both through a network of distributors to aftermarket end-users as replacements for worn out or lower quality wheels, as well as to OEMs for use on their commercial vehicles. The actual demand from both aftermarket end-users and OEMs customers depends on the overall demand for and usage of commercial vehicles, which in turn depends on a number of factors including overall economic conditions, vehicle sales and availability and quality of transportation networks in the markets where we sell and distribute our products.

As the PRC economy developed, domestic commercial vehicle sales had enjoyed a relatively long period of growth, which partially drove the domestic sales of our products. Domestic commercial vehicle sales decreased, however, in 2011 and 2012 primarily due to the prolonged slowdown in the global economy and PRC government policies including control over capital investment and cancellation of the government stimulus measures implemented to assist the automotive industry in 2009 and 2010. As a result, our PRC aftermarket and OEM sales decreased in 2012 compared to 2011. In 2013, our PRC aftermarket and OEM sales increased slightly compared to 2012 primarily due to the gradual recovery of the global economy as well as an increase in domestic commercial vehicle sales in 2013 in anticipation of the promulgation of a policy that would substantially increase the prices of automotives. Outside the PRC, our international sales have been affected by the recent global financial crisis which began in the second half of 2008, as some of the countries to which we export our products experienced an economic slowdown and the demand in the international automotive market reduced significantly between 2008 and 2009. Ongoing economic difficulties in various markets limited growth of such sales in 2011. Despite the ongoing economic difficulties in various markets, including India, our international sales improved in 2012 compared to 2011 as a result of our enhanced sales and marketing efforts in various countries in Asia. However, notwithstanding the growth of our sales in various countries in Asia, our international sales decreased in 2013 compared to 2012, primarily due to an increase in the anti-dumping duties imposed by the Indian government in India, which has resulted in a substantial decrease in our sales to the Indian market. In addition, the implementation, renewal, change or cancellation of any government policies in the future, such as economic stimulus or tightening measures or currency controls, in the PRC or in any of the international markets where our products are sold, may significantly affect our business.

If the demand for our steel wheels declines as a result of changes of economic conditions in the automotive industry or does not grow at the pace we anticipate, our business, financial condition, results of operations and prospects could be harmed.

Competition and Prices of Our Products

The key competitive factors in the aftermarket are product quality, product diversification, brand reputation, technology and ability to develop new products, delivery timeliness, after-sales service and customer relationships. In the OEM market, the same factors apply, except that OEMs are relatively more concerned with production scale rather than product diversification or brand reputation. The prices of our products are based on a variety of factors, including supply and demand conditions for our products in the market, product quality and the terms of our arrangements with customers. We believe that as a result of our large market share, premium brand recognition and high product quality, we have been able to charge a premium for our products. Also, as wheels generally extend the useful lives of tires, which are usually more expensive than wheels, we believe that wheels are typically less subject to downward price pressure by end-users and end-users are usually willing to pay higher prices for high-quality wheels, like ours, thus strengthening our ability to set the prices of our products. The average selling prices of our products in the aftermarket tend to be slightly higher than that for the OEM market, both in the PRC and internationally. In addition, we believe that prices of wheels in the PRC OEM market will increase in the long-term, although average selling prices decreased in 2013 compared to the prior year due to decreased sales of domestic commercial vehicles by PRC OEMs, such fluctuation in market demand could adversely affect our prices in future periods. Moreover, if through larger production scale, superior product quality, better technology or other factors, a competitor gains the pricing power that we currently enjoy, our prices and sales volume would be adversely affected.

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

It is crucial to our business that we obtain from our suppliers sufficient quantities of steel meeting our specifications in a timely manner and at competitive prices for our production. We have long-term relationships with most of our steel suppliers, and to date, have not experienced any shortage of steel for our production. If one or more of our principal steel suppliers fails to meet our purchase orders, we believe that we can obtain steel from alternative suppliers, but we may experience a delay in deliveries in that case, which could adversely affect our production. Moreover, fluctuations in the prices of steel and our ability to pass on any increase in raw material costs to our customers will affect our cost of sales and our gross profit margins. Because of our leading market position and the strong demand for our products, we believe we generally are able to set the prices of our products at a premium and pass on any significant increases in our raw material costs to our customers. In addition, we generally reduce the selling prices of our products when there are significant decreases in our raw material costs.

In the past few years, fluctuation in the price of steel has affected the prices of our products. The average selling prices of our products decreased in 2012 compared to 2011 mainly due to a decrease in prices of steel from 2011 to 2012. The average selling prices of our products further decreased in 2013 compared to 2012 mainly due to a further decrease in the prices of steel from 2012 to 2013 and increasing market competition.

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

When exporting to international markets, we may be subject to import taxes, duties or other barriers to free trade. For example, steel wheels manufactured in the PRC and sold in India, including our products, are subject to anti-dumping duties which the Indian government imposed on Indian importers in 2007. The anti-dumping duties currently applicable to our products are 30,700 Indian Rupees (US$495.80 at a rate of 61.92 Indian Rupees to US$1.00, which is the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013) per ton. The Indian government initiated another proceeding in 2012 which may subject the products of us and our competitors to higher anti-dumping duties. Such proceeding is still on-going. Although we do not believe that we have engaged in anti-competitive behavior and had challenged the imposition of these anti-dumping duties, we cannot be certain whether similar duties, taxes or other charges will be imposed against us in the future and to what extent such duties, taxes or other charges, or other regulatory changes in the international markets where we sell our products will adversely affect our business.

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

PRC aftermarket sales accounted for 48.5%, 48.9% and 50.7% of our revenue in 2011, 2012 and 2013, respectively. PRC OEM sales accounted for 37.7%, 34.9% and 34.6%, respectively, of our revenue for the same periods. International sales accounted for 13.8%, 16.2% and 14.7%, respectively, of our revenue for the same periods. PRC aftermarket sales as a percentage of our revenue remained relatively stable in 2011 and 2012. PRC aftermarket sales as a percentage of our revenue slightly increased from 48.9% in 2012 to 50.7% in 2013, primarily due the gradual recovery of the global economy and our increasing focus on the PRC aftermarket. PRC OEM market sales as a percentage of our revenue decreased from 37.7% in 2011 to 34.9% 2012, primarily due to a decrease in demand in the PRC OEM market resulting mainly from decreased sales of commercial vehicles. PRC OEM market sales remained relatively stable in 2013. Despite the ongoing economic difficulties in certain markets, including India, our international sales improved in 2012 as a result of our enhanced sales and marketing efforts in various countries in Asia. However, notwithstanding the growth of our sales in various countries in Asia, our international sales as a percentage of our revenue decreased from 16.2% in 2012 to 14.7% in 2013 primarily an increase in the anti-dumping duties imposed by the Indian government in India, which has resulted in a substantial decrease in our sales to the Indian market. We expect international sales as a percentage of our revenue to continue to be affected by the global economy. Sales of tubed steel wheels accounted for 56.4%, 57.0% and 59.2% of our revenue in 2011, 2012 and 2013, respectively. Sales of tubeless steel wheels accounted for 38.8%, 38.8% and 36.9%, respectively, of our revenue for the same periods. We commenced sales of off-road steel wheels in 2008 which accounted for 2.1%, 1.6% and 1.3% of our revenue in 2011, 2012 and 2013, respectively. Sales of wheel components accounted for 2.7% , 2.6% and 2.6% of our revenue in 2011, 2012 and 2013, respectively. Our sales of tubed steel wheel slightly increased from 56.4% in 2011 to 57.0% in 2012, and further increased to 59.2% in 2013, and we expect sales of tubed steel wheels as a percentage of our revenue to decrease and sales of tubeless steel wheels as a percentage of our revenue to increase in the long-term, primarily due to the overall market trend of the gradual replacement of tubed steel wheels by tubeless steel wheels.

The following table sets forth the breakdown of our revenue by sales channel/operating segment for the periods indicated:

	Year Ended December 31,
	2011		2012		2013		2013
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
PRC aftermarket sales	1,984,442	48.5	1,829,666	48.9	1,928,221	50.7	318,519	50.7
PRC OEM sales	1,543,363	37.7	1,303,627	34.9	1,316,798	34.6	217,520	34.6
International sales	566,069	13.8	604,672	16.2	557,288	14.7	92,058	14.7

Total	4,093,874	100.0	3,737,965	100.0	3,802,308	100.0	628,097	100.0

The following table sets forth the breakdown of our revenue by category of product for the periods indicated:

	Year Ended December 31,
	2011		2012		2013		2013
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Tubed steel wheels	2,309,378	56.4	2,131,571	57.0	2,250,415	59.2	371,743	59.2
Tubeless steel wheels	1,587,949	38.8	1,450,439	38.8	1,403,612	36.9	231,860	36.9
Off-road steel wheels	84,970	2.1	59,548	1.6	50,906	1.3	8,409	1.3
Wheel components	111,577	2.7	96,407	2.6	97,375	2.6	16,085	2.6

Total	4,093,874	100.0	3,737,965	100.0	3,802,308	100.0	628,097	100.0

Cost of Sales

Cost of sales primarily consists of (i) raw material costs, (ii) manufacturing overhead costs such as depreciation of property, plant and equipment used for production purposes, and utilities and auxiliary materials associated with the manufacturing of our products, and (iii) direct labor costs.

The following table sets forth the breakdown of our cost of sales for the periods indicated:

	Year Ended December 31,
	2011		2012		2013		2013
	RMB	% of Cost of Sales	RMB	% of Cost of Sales	RMB	% of Cost of Sales	US$	% of Cost of Sales
	(in thousands, except percentages)
Raw material costs	2,350,899	78.2	2,137,391	76.4	2,276,193	75.6	376,000	75.6%
Utilities and auxiliary materials	354,075	11.8	343,581	12.3	394,634	13.1	65,189	13.1
Depreciation	96,173	3.2	97,848	3.5	101,964	3.4	16,843	3.4
Direct labor costs	180,272	6.0	191,666	6.9	220,031	7.3	36,347	7.3
Taxes	24,171	0.8	25,062	0.9	18,793	0.6	3,104	0.6

Total	3,005,590	100.0	2,795,548	100.0	3,011,615	100.0	497,483	100.0

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

Selling and Distribution Costs

Selling and distribution costs primarily consist of (i) transportation costs for delivery of our products, (ii) business promotion and advertising expenses in connection with our marketing efforts such as promotional campaigns and advertising on billboards, as well as subsidies for marketing and related expenses to our exclusive tier-two distributors in connection with our brand recognition enhancement efforts, in accordance with our agreements with them, and (iii) salaries, bonuses and related expenses for personnel engaged in sales and marketing. We incur significant transportation costs in connection with the delivery of our products to our customers in the PRC who are not located near our manufacturing facilities and to our customers outside the PRC. We usually deliver our finished products to customers in the PRC by truck or by train. We make international deliveries primarily by sea. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay for shipping of the goods to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and shipping from the port of destination to the factory. On behalf of our customers, we engage a number of shipping agents to transport our finished products overseas. Our transportation costs were RMB144.2 million, RMB148.2 million and RMB167.8 million (US$27.7 million) in 2011, 2012 and 2013, respectively. We expect our selling and distribution costs, as a percentage of revenue, to remain relatively stable for the foreseeable future.

Research and Development Expenses

Research and development expenses primarily consist of (i) purchases of supplies and materials used in our research and development projects, (ii) salaries, bonuses and related expenses for personnel engaged in research and development, (iii) consumption of low-value consumables used in our research and development projects and (iv) depreciation of property, plant and equipment used in connection with our research and development efforts.

We expect our research and development expenses to continue to increase for the foreseeable future as we continue to develop new and enhanced steel wheels and as we further enhance our research and development for aluminum wheels. However, as a percentage of revenue, we expect our research and development expenses to remain relatively stable for the foreseeable future.

Administrative Expenses

Administrative expenses primarily consist of (i) salaries, bonuses and related expenses for administrative personnel and management, (ii) depreciation of property, plant and equipment used for administrative purposes, and (iii) other tax expenses such as land taxes and property taxes in connection with our manufacturing facilities and stamp duty in connection with the agreements we entered into. Administrative expenses also include equity-settled share-based compensation expenses. In addition, we incurred a one-off impairment charge of RMB10.3 million in 2011 due to the fact that certain machinery and equipment became obsolete in 2011.

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

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2011, 2012 and 2013. We do not anticipate having any income subject to income taxes in Hong Kong for the foreseeable future.

Peoples’ Republic of China

Our subsidiaries incorporated in the PRC are governed by applicable PRC income tax laws and regulations.

Prior to January 1, 2008, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory tax rate of 33.0%. The EIT Law and the implementation rules issued by the State Council became effective as of January 1, 2008. The EIT Law provides that all enterprises in the PRC, including foreign-invested companies, are subject to a uniform 25.0% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Accordingly, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory rate of 25.0% after January 1, 2008, except for (i) Zhengxing Wheel, which was recognized as a “High and New Technology Enterprise” in 2008 and 2012 and enjoys a preferential tax rate of 15.0% from 2008 to 2013, (ii) Zhengxing Langfang Wheel, which was recognized as a “High and New Technology Enterprise” in 2009 and enjoys a preferential tax rate of 15.0% from 2009 to 2014, (iii) Zhengxing Hefei Wheel, which was recognized as a “High and New Technology Enterprise” in 2011 and enjoys a preferential tax rate of 15.0% from 2010 to 2015 (the preferential tax rate of 15.0% applied retrospectively for 2010, the effect of which was not reflected in our income tax expense in 2010, and relevant adjustments were made in our consolidated financial statements for 2011) and (iv) Zhengxing Chengdu Wheel, which was incorporated in the western region of the PRC in July 2004 and derived more than 70.0% of its total income from the business of state-encouraged industry, and enjoys a preferential tax rate of 15.0% from its inception in 2004 to 2020.

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

In addition, we also benefit from PRC tax policies designed to encourage exports. In the PRC, steel wheels are normally subject to a VAT of 17.0%, but we receive a full rebate of or exemption from the VAT for the steel wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB92.1 million, RMB104.3 million and RMB91.5 million (US$15.1 million) in 2011, 2012 and 2013, respectively.

Equity-settled Share-based Compensation Expenses

In December 2010, Newrace Limited granted to Mr. Yifan Li, our former chief financial officer, restricted ordinary shares in our company in consideration of his service to us. Of these restricted shares, 35.0%, 25.0% and 20.0% vested on the date our initial public offering was completed, on December 31, 2011 and on December 31, 2012, respectively, and 20.0% vested on December 31, 2013. As a result of this grant of restricted shares by Newrace Limited, we incurred non-cash share-based compensation expenses of RMB3.0 million, RMB0.6 million and RMB0.2 million (US$0.04 million) in 2011, 2012 and 2013, respectively,. We also incurred non-cash share-based compensation expenses of RMB1.9 million, RMB1.3 million and RMB0.3 million (US$0.04 million) in 2011, 2012 and 2013, respectively, in connection with the share option granted to one of our executive officers in August 2011 and the restricted share unit awards granted to each of our independent directors in March 2012 under our 2011 Share Incentive Plan. We account for compensation costs for all such restricted share grants, share options and restricted share unit awards using the fair value determined on the grant date and recognize the expenses in our consolidated statement of comprehensive income.

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

	Year Ended December 31,
	2011		2012		2013		2013
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Summary Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue	4,093,874	100.0	3,737,965	100.0	3,802,308	100.0	628,097	100.0
Cost of sales	(3,005,590)	(73.4)	(2,795,548)	(74.8)	(3,011,615)	(79.2)	(497,483)	(79.2)

Gross profit	1,088,284	26.6	942,417	25.2	790,693	20.8	130,614	20.8
Other income, gain and loss	11,653	0.3	17,066	0.5	27,300	0.7	4,510	0.7
Net exchange (loss) gain	(5,832)	(0.1)	922	0	(7,438)	(0.2)	(1,229)	(0.2)
Selling and distribution costs	(256,487)	(6.3)	(252,109)	(6.7)	(274,825)	(7.2)	(45,398)	(7.2)
Research and development expenses	(85,398)	(2.1)	(90,823)	(2.4)	(91,632)	(2.4)	(15,137)	(2.4)
Administrative expenses	(129,035)	(3.2)	(138,040)	(3.7)	(142,495)	(3.7)	(23,539)	(3.7)
Finance costs	(60,536)	(1.5)	(50,916)	(1.4)	(26,003)	(0.7)	(4,295)	(0.7)

Profit before taxation	562,649	13.7	428,517	11.5	275,600	7.3	45,526	7.3
Income tax expense	(110,448)	(2.7)	(66,885)	(1.8)	(42,947)	(1.1)	(7,094)	(1.1)

Profit and total comprehensive income for the year	452,201	11.0	361,632	9.7	232,653	6.2	38,432	6.2

Profit and total comprehensive income attributable to:
Owners of the Company	452,201	11.0	361,632	9.7	232,653	6.2	38,432	6.2

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue. Revenue increased by 1.7% from RMB3,738.0 million in 2012 to RMB3,802.3 million (US$628.1 million) in 2013. The increase was due to an increase in PRC aftermarket and OEM sales, partially offset by a decrease in international sales.

PRC aftermarket sales: PRC aftermarket sales increased by 5.4% from RMB1,829.7 million in 2012 to RMB1,928.2 million (US$318.5 million) in 2013, primarily due to a an increase in the sales volume of tubeless steel wheels. The increase in sales volume primarily resulted from (i) increasing recognition of the quality of our products and our brands and (ii) reduced average selling prices.

PRC OEM sales: PRC OEM sales slightly increased by 1.0% from RMB1,303.6 million in 2012 to RMB1,316.8 million (US$217.5 million) in 2013, primarily due to an increase in the sales volume of both tubed steel wheels and tubeless steel wheels. The increase in sales volume of tubed steel wheels and tubeless steel wheels primarily resulted from the enhancement of our sales and marketing activities and our efforts to develop new OEM customers.

International sales: International sales decreased by 7.8% from RMB604.7 million in 2012 to RMB557.3 million (US$92.1 million) in 2013, primarily due to an increase in the anti-dumping duties imposed by the Indian government in India, which has resulted in a substantial decrease in our sales to the Indian market.

Average selling prices of tubed and tubeless steel wheels sold in the PRC and internationally decreased from 2012 to 2013 mainly due to decreases in the price of steel, our principal raw material, during the period. Average selling prices of such wheels in the PRC was also driven by the increasing market competition.

Cost of Sales. Cost of sales increased by 7.7% from RMB2,795.5 million in 2012 to RMB3,011.6 million (US$497.5 million) in 2013. The increase was primarily due to a RMB144.6 million increase in raw material costs, mainly as a result of increased sales volume. As a percentage of revenue, cost of sales increased from 74.8% in 2012 to 79.2% in 2013.

Gross Profit. As a result of the foregoing factors, gross profit decreased by 16.1% from RMB942.4 million in 2012 to RMB790.7 million (US$130.6 million) in 2013, and gross profit margin decreased from 25.2% in 2012 to 20.8% in 2013.

Other Income, Gain and Loss. Other income, gain and loss increased by 60.0% from RMB17.1 million in 2012 to RMB27.3 million (US$4.5 million) in 2013. The increase was primarily due to (i) a RMB2.4 million increase in interest income and (ii) a RMB10.5 million increase in government grants.

Net Exchange (Losses)/Gains. We had net exchange loss of RMB7.4 million (US$1.2 million) in 2013 due to the depreciation of US dollar, as compared to net exchange gains of RMB0.9 million in 2012.

Selling and Distribution Costs. Selling and distribution costs increased by 9.0% from RMB252.1 million in 2012 to RMB274.8 million (US$45.4 million) in 2013. The increase was primarily due to (i) RMB28.5 million increase in transportation costs, in line with our increase in sales volume; and(ii) a RMB3.2 million increase in salaries, bonuses and related expenses for personnel engaged in sales and marketing resulting from an increase in the average salaries we paid and an increase in the number of our sales and marketing personnel and partially offset by a RMB9.0 million decrease in business promotion and advertising expenses and subsidies in line with a decrease in our promotion activities. As a percentage of revenue, selling and distribution costs increased from 6.7% in 2012 to 7.2% in 2013.

Research and Development Expenses. Research and development expenses increased by 0.9% from RMB90.8 million in 2012 to RMB91.6 million (US$15.1 million) in 2013. The increase was primarily due to a RMB2.6 million increase in salaries, bonuses and related expenses for personnel engaged in research and development resulting from an increase in the average salaries we paid. As a percentage of revenue, research and development expenses remained steady at 2.4% in 2012 and 2013, respectively.

Administrative Expenses. Administrative expenses increased by 3.2% from RMB138.0 million in 2012 to RMB142.5 million (US$23.5 million) in 2013. The increase was primarily due to a RMB7.3 million increase in salaries, bonuses and related expenses for administrative personnel and management resulting from an increase in the average salaries we paid and an increase in the number of our administrative personnel and management, partially offset by a RMB4.7 million decrease in consultant fee as we terminated a potential acquisition project. As a percentage of revenue, administrative expenses remained steadily at 3.7% in 2012 and 2013, respectively.

Finance Costs. Finance costs decreased by 48.9% from RMB50.9 million in 2012 to RMB26.0 million (US$4.3 million) in 2013. The decrease was primarily due to a decrease in the amount of interest on bank borrowings and the capitalization of interest expense in the current year.

Income Tax Expense. Income tax expense decreased by 35.8% from RMB66.9 million in 2012 to RMB43.0 million (US$7.1 million) in 2013. The decrease was primarily due to a decrease in our profit before taxation. Our effective tax rate remained steady at 15.6% in 2012 and 2013, respectively.

Profit for the Year. As a result of the foregoing factors, profit for the year decreased by 35.7% from RMB361.6 million in 2012 to RMB232.7 million (US$38.4 million) in 2013, and net profit margin decreased from 9.7% in 2012 to 6.1% in 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue. Revenue decreased by 8.7% from RMB4,093.9 million in 2011 to RMB3,738.0 million in 2012. The decrease was due to a decrease in PRC aftermarket and OEM sales, partially offset by an increase in international sales.

PRC aftermarket sales: PRC aftermarket sales decreased by 7.8% from RMB1,984.4 million in 2011 to RMB1,829.7 million in 2012, primarily due to a decrease in the average selling prices of both tubeless steel wheels and tubed steel wheels, partially offset by an increase in the sales volume of both tubeless steel wheels and tubed steel wheels. The increase in sales volume primarily resulted from (i) increasing recognition of the quality of our products and our brands, (ii) reduced average selling prices and (iii) increased sales of more advanced wheels with higher specifications in terms of strength, durability, weight and other factors, including a type of tubeless steel wheel using a patented production technique for the design of the wheel disc which was introduced in 2011.

PRC OEM sales: PRC OEM sales decreased by 15.5% from RMB1,543.4 million in 2011 to RMB1,303.6 million in 2012, primarily due to a decrease in the average selling prices and sales volume of both tubeless steel wheels and tubed steel wheels. The decrease in sales volume primarily resulted from a decrease in the demands from our PRC OEM customers reflecting decreased sales of commercial vehicles.

International sales: International sales increased by 6.8% from RMB566.1 million in 2011 to RMB604.7 million in 2012, primarily due to an increase in the sales volume of both tubeless steel wheels and tubed steel wheels, partially offset by a decrease in the average selling prices of both tubeless steel wheels and tubed steel wheels. The increase in sales volume primarily resulted from (i) enhanced sales and marketing efforts in various countries in Asia, (ii) increasing recognition of the quality of our products and our brands and (iii) increased market demand internationally, though we believe that ongoing economic difficulties in certain markets, including India, adversely affected overall growth in demand.

Average selling prices of tubed and tubeless steel wheels sold in the PRC and internationally decreased from 2011 to 2012 mainly due to decreases in the price of steel, our principal raw material, during the period. Average selling prices of such wheels in the PRC was also affected by the decrease in market demand reflecting decreased sales of domestic commercial vehicles.

Cost of Sales. Cost of sales decreased by 7.0% from RMB3,005.6 million in 2011 to RMB2,795.5 million in 2012. The decrease was primarily due to a RMB213.5 million decrease in raw material costs, mainly as a result of decreases in the price of steel and decreased sales volume. As a percentage of revenue, cost of sales increased from 73.4% in 2011 to 74.8% in 2012.

Gross Profit. As a result of the foregoing factors, gross profit decreased by 13.4% from RMB1,088.3 million in 2011 to RMB942.4 million in 2012, and gross profit margin decreased from 26.6% in 2011 to 25.2% in 2012.

Other Income, Gain and Loss. Other income, gain and loss increased by 46.5% from RMB11.7 million in 2011 to RMB17.1 million in 2012. The increase was primarily due to (i) a RMB7.7 million increase in interest income and (ii) a RMB1.9 million increase in government grants, partially offset by net loss from sales of scrap materials of RMB3.1 million.

Net Exchange (Losses)/Gains. We had net exchange gains of RMB0.9 million in 2012, as compared to net exchange losses of RMB5.8 million in 2011.

Selling and Distribution Costs. Selling and distribution costs decreased by 1.7% from RMB256.5 million in 2011 to RMB252.1 million in 2012. The decrease was primarily due to a RMB16.1 million decrease in business promotion and advertising expenses and subsidies in line with our reduced sales and a decrease in the number of distributors, partially offset by (A) a RMB4.0 million increase in transportation costs, in line with our increase in sales volume and (B) a RMB1.8 million increase in salaries, bonuses and related expenses for personnel engaged in sales and marketing resulting from an increase in the average salaries we paid and an increase in the number of our sales and marketing personnel. As a percentage of revenue, selling and distribution costs increased from 6.3% in 2011 to 6.7% in 2012.

Research and Development Expenses. Research and development expenses increased by 6.4% from RMB85.4 million in 2011 to RMB90.8 million in 2012. The increase was primarily due to a RMB3.6 million increase in salaries, bonuses and related expenses for personnel engaged in research and development resulting from an increase in the average salaries we paid. As a percentage of revenue, research and development expenses increased from 2.1% in 2011 to 2.4% in 2012.

Administrative Expenses. Administrative expenses increased by 7.0% from RMB129.0 million in 2011 to RMB138.0 million in 2012. The increase was primarily due to a RMB9.1 million increase in salaries, bonuses and related expenses for administrative personnel and management resulting from an increase in the average salaries we paid and an increase in the number of our administrative personnel and management. As a percentage of revenue, administrative expenses increased from 3.2% in 2011 to 3.7% in 2012.

Finance Costs. Finance costs decreased by 15.9% from RMB60.5 million in 2011 to RMB50.9 million in 2012. The decrease was primarily due to a decrease in the amount of bank borrowings.

Income Tax Expense. Income tax expense decreased by 39.4% from RMB110.4 million in 2011 to RMB66.9 million in 2012. The decrease was primarily due to a decrease in our profit before taxation and the fact that we ceased to provide deferred tax on withholding tax on retained earnings of our PRC subsidiaries. Our effective tax rate decreased from 19.6% in 2011 to 15.6% in 2012.

Profit for the Year. As a result of the foregoing factors, profit for the year decreased by 20.0% from RMB452.2 million in 2011 to RMB361.6 million in 2012, and net profit margin decreased from 11.0% in 2011 to 9.7% in 2012.

B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flow from operations, bank borrowings, equity contributions by our shareholders and net proceeds from our initial public offering. As of December 31, 2013, we had RMB748.7 million (US$123.7 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and bank balances.

We had net current assets of RMB410.8 million, RMB474.7 million RMB 660.2 million (US$109.1 million) as of December 31, 2011, 2012 and 2013, respectively. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing and the net proceeds from our initial public offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Our bank borrowings were primarily obtained from two PRC banks for the purposes of general working capital and funding of capital expenditure needs. As of December 31, 2011, 2012 and 2013, our total bank borrowings amounted to RMB998.5 million, RMB700.0 million and RMB558 million (US$92.2 million). The Company did not have any non-current borrowing. In 2011, 2012, our variable-rate bank borrowings and fixed-rate bank borrowings carried interest rates ranging from 6.2% to 6.9% and 6.2% to 6.9% per annum, respectively. We do not have any variable-rate borrowings in 2013. In 2011, 2012 and 2013, our fixed-rate bank borrowings carried interest rates ranging from 4.8% to 6.6%, 6.0% to 6.6% and 6.0% to 6.6% per annum, respectively.

A portion of our current bank borrowings and all of our non-current bank borrowings were secured. As of December 31, 2011, bank borrowings amounting to RMB248.5 million were secured by pledged bank deposits, property plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB750.0 million were unsecured. As of December 31, 2012, bank borrowings amounting to RMB210.0 million (US$33.7 million) were secured by pledged bank deposits, property plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB490.0 million (US$78.7 million) were unsecured. As of December 31, 2013, bank borrowings amounting to RMB180.0 million (US$29.7 million) were secured by pledged bank deposits, property plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB378.0 million (US$62.4 million) were unsecured.

In addition, certain of our current and non-current bank borrowings were guaranteed by our subsidiaries, namely Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to three guarantee agreements entered into in January 2008 and 2009. As of December 31, 2011, 2012 and 2013, these guaranteed bank borrowings amounted to RMB429.0 million, RMB700.0 million and RMB558.0 million (US$92.2 million), respectively.

The following table sets forth a breakdown of our bank borrowings by maturity dates as of December 31, 2011, 2012 and 2013:

	As of December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in thousands)
Variable-rate bank borrowings repayable:
Within one year	238,500	—	—	—
In more than one year but not more than two years	—	—	—	—

	238,500	—	—	—

Fixed-rate bank borrowings repayable:
Within one year	760,000	700,000	558,000	92,175

Total bank borrowings	998,500	700,000	558,000	92,175
Less: Amounts due within one year shown under current liabilities	(998,500)	(700,000)	(558,000)	(92,175)

	—	—	—	—

We plan to repay these bank borrowings with cash generated from our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. As of December 31, 2011, 2012 and 2013, we had available undrawn one-year borrowing facilities from two PRC banks of RMB631.5 million, RMB1,092.4 million and RMB1,176.0 million (US$194.3 million), respectively. We have historically been able to repay our bank borrowings when they become due. We expect to be able to obtain additional bank borrowings should we need additional funding for working capital and capital expenditures.

Cash Flow

The following table sets forth a summary of our cash flow for the periods indicated:

	Year Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	475,102	896,972	282,368	46,645
Net cash used in investing activities	(370,378)	(431,420)	(180,981)	(29,897)
Net cash from (used in) financing activities	307,893	(367,589)	(181,217)	(29,935)
Net increase (decrease) in cash and cash equivalents	412,617	97,963	(79,830)	(13,187)
Cash and cash equivalent at beginning of the year	318,020	729,621	827,271	136,655
Cash and cash equivalent at end of the year	729,621	827,271	748,744	123,684

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

Net cash from operating activities was RMB282.4 million (US$46.7 million) in 2013, which was primarily attributable to (i) profit before taxation of RMB275.6 million (US$45.5 million); (ii) depreciation of property, plant and equipment of RMB126.0 million (US$20.8 million); (iii) an increase in trade and other payables and accruals of RMB78.4 million (US$13.0 million), primarily due to increased sales in 2013 and (iv) finance costs of RMB26.0 million (US$4.3 million), partially offset by (A) an increase in trade and other receivables and prepayments of RMB160.0 million (US$26.4 million) primarily due to increased sales in 2013 and (B) PRC income tax paid of RMB43.2 million (US$7.1 million).

Net cash from operating activities was RMB897.0 million in 2012, which was primarily attributable to (i) profit before taxation of RMB428.5 million, (ii) a decrease in trade and other receivables and prepayments of RMB309.5 million primarily due to reduced sales and lower prepayments to raw material suppliers in 2012, (iii) a decrease in inventories of RMB187.8 million, (iv) depreciation of property, plant and equipment of RMB119.9 million and (v) finance costs of RMB50.9 million, partially offset by (A) a decrease in trade and other payables and accruals of RMB129.5 million primarily due to lower bills payable to raw material suppliers and (B) PRC income tax paid of RMB79.8 million.

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

Investing Activities

Net cash used in investing activities was RMB 181.0 million (US$29.9 million) in 2013, which was primarily attributable to (i) deposit paid for acquisition of property, plant and equipment of RMB112.8 million (US$18.6 million), (ii) purchase of property, plant and equipment of RMB62.7 million (US$10.4 million) in connection with the expansion of our manufacturing facilities in Chengdu, Sichuan Province and the construction of a new aluminum wheel manufacturing facility, and (iii) placement of pledged bank deposits of RMB11.5 million (US$1.9 million).

Net cash used in investing activities was RMB431.4 million in 2012, which was primarily attributable to (i) placement of fixed bank deposits with maturity periods over three months of RMB228.9 million, (ii) purchase of property, plant and equipment of RMB217.5 million in connection with the expansion of our manufacturing facilities in Chengdu, Sichuan Province and the construction of a new aluminum wheel manufacturing facility, (iii) deposit paid for acquisition of property, plant and equipment of RMB130.6 million and (iv) acquisition of leasehold land of RMB54.6 million in connection with the construction of a new aluminum wheel manufacturing facility, partially offset by (A) withdrawal of fixed bank deposits with maturity periods over three months of RMB173.9 million and (B) withdrawal of pledged bank deposits of RMB28.3 million.

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

Financing Activities

Net cash used in financing activities was RMB181.2 million (US$29.9 million) in 2013, which was attributable to (i) repayment of bank borrowings of RMB700.0 million (US$115.6 million) and (ii) interest paid of RMB39.2 million (US$6.5 million), partially offset by new bank borrowings raised of RMB558.0 million (US$92.2 million).

Net cash used in financing activities was RMB367.6 million in 2012, which was attributable to (i) repayment of bank borrowings of RMB998.5 million, (ii) interest paid of RMB49.6 million and (iii) dividend paid of RMB19.5 million, partially offset by new bank borrowings raised of RMB700.0 million.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2013:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Bank borrowings	558,000	—	—	—	558,000	92,175
Operating lease commitment	1,080	—	—	—	1,080	178
Purchase commitment	954,954	—	—	—	954,954	157,747
Capital commitment	63,194	—	—	—	63,194	10,439

Total	1,019,228	—	—	—	1,019,228	168,364

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of March 31, 2014:

Name	Age	Position

Jianhui Lai	48	Chairman of the board of directors and chief executive officer
Junqiu Gao	47	Director, deputy chief executive officer and chief sales and marketing officer
William John Sharp	72	Independent director
Ian Frances Wade	72	Independent director
Yichun Zhang	80	Independent director
Martin Cheung	45	Chief financial officer
Xichuan Lai	46	Financial controller
Guohe Zhang	68	Chief technology officer
Jiangjun Yang	37	Chief production officer

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

Mr. Martin Cheung has over 13 years of experience in accounting and finance with publicly and privately held companies. Mr. Cheung was most recently Chief Financial Officer of Profound Heavy Company Limited, and he has been Finance Director of Norstar Founders Group Limited (2339: HK), recently renamed Beijing West Industry International, and he was the Corporate Finance Director at Grant Thornton Corporate Finance Limited. Additionally, Mr. Cheung held management positions at Japan Asia Securities and Daiwa Securities. Mr. Cheung currently is an independent director of Ninetowns Internet Technology Group Company Ltd., (Nasdaq: NINE) and Boyaa Interactive International Ltd., (434: HK). Mr. Cheung was a senior auditor at Deloitte Touche Tohmatsu. Mr. Cheung is a Certified Public Accountant, with a master’s degree in Accounting from Curtin University of Technology (Australia), a master’s of Science degree in Finance (Investment Management) from the Hong Kong University of Science and Technology, and a bachelor’s degree in Social Sciences from the University of Hong Kong.

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

Compensation of Directors and Executive Officers

In 2013, the aggregate cash compensation, including basic salary and bonus and other benefits, to all of our directors and our executive officers was RMB5.7 —] million (US$1.0 million). On March 30, 2012, we also granted restricted share unit awards to each of our independent directors which vested on March 25, 2013. ADSs, representing less than 1% of our total outstanding ordinary shares, were given to the directors in settlement of such awards upon vesting. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, employment and other statutory benefits.

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

We had 5,209, 5,070 and 4,973 employees as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2013:

Function	Number

Manufacturing	3,668
Research and development and technology	328
Sales and marketing	251
Quality control	242
Management and administration	484

Total	4,973

All of our employees are stationed in the PRC. We do not have any part-time employees.

In compliance with the relevant PRC labor laws, we enter into individual employment contracts with our employees typically covering matters such as wages, bonuses, employee benefits, workplace safety, confidentiality obligations and non-competition (for our executive officers and employees involved in technology and research and development), and grounds for termination. In addition, we provide various healthcare benefits and insurance to our employees and participate in various employee benefit plans in accordance with applicable laws and regulations. These employment contracts generally have a term of three years. The total amount of contributions we made to employee benefit plans in 2011, 2012 and 2013 was RMB42.8 million, RMB48.2 million and RMB50.8 million (US$8.4 million), respectively. We invest in continuing education and training programs for our management staff and other employees to upgrade their skills and knowledge continuously. We provide our employees with internal training in various areas.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of March 31, 2014 (unless otherwise indicated) by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person or the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2014, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned(1)
	Number	Percentage (%)

Directors and Executive Officers:
Jianhui Lai(2)	143,587,200	69.53
Junqiu Gao(3)	143,647,200	69.56
William John Sharp	*	*
Ian Frances Wade	*	*
Yichun Zhang	*	*
Xichuan Lai	—	—
Guohe Zhang	—	—
Jiangjun Yang	—	—
All directors and executive officers as a group	144,951,495	70.19

Principal Shareholders:
Newrace Limited(2)	143,587,200	69.53
Richburg Holdings Limited(5)	10,479,116	5.08
Capital Research Global Investors(6)	10,322,000	5.00
QVT Financial LP(7)	24,299,232	11.77

*	Less than 1% of our total outstanding ordinary shares.
(1)	Percentage of beneficial ownership of each listed person or group is based on 206,500,000 ordinary shares outstanding as of March 31, 2014 and the ordinary shares underlying all options held by such person or group that have vested or will vest within 60 days after March 31, 2014, each as held by such person or group as of that date.
(2)	Newrace Limited is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Mr. Jianhui Lai, our founder, chairman and chief executive officer. The registered address of Newrace Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.
(3)	Represents (i) 143,587,200 ordinary shares held by Newrace Limited and (ii) 60,000 ordinary shares owned by Mr. Junqiu Gao. Mr. Gao, a director of Newrace Limited, disclaims beneficial ownership of 143,587,200 ordinary shares held by Newrace Limited.
(4)	Based solely upon information contained in the Schedule 13D filed by Richburg Holdings Limited with the SEC on November 26, 2013. Richburg Holdings Limited is a company incorporated under the laws of the British Virgin Islands and is jointly owned by (i) RichWise Investment Financial Limited, a British Virgin Islands company owned by Mr. Yuanzhe Huang and RichWise International Investment Group Limited, a British Virgin Islands company wholly-owned by RichWise International Group Limited, a British Virgins Islands company wholly-owned by Mr. Jinlei Shi, (ii) RichWise Capital International Limited, a British Virgins Islands company owned by RichWise International Group Limited, Fortune Dynamic Investment Limited, a British Virgin Islands company wholly-owned by Mr. Yuanzhe Huang, and IMV & Associates, Ltd., a British Virgin Islands company wholly-owned by Mr. Jia Yao, and (iii) IMV & Associates, Ltd. The registered address of Richburg Holdings Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.
(5)	Based solely upon information contained in the Schedule 13G/A filed by Capital Research Global Investors, a division of Capital Research and Management Company, with the SEC on February 13, 2014. The address of the principal business office of Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.
(6)

Based solely upon information contained in the Schedule 13G/A filed by QVT Financial LP with the SEC on March 6, 2014. The address of the principal business office of QVT Financial LP is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036.

As of March 31, 2014, there were two ordinary shareholders of record with an address in the United States, including The Bank of New York Mellon, depositary of our ADS program, which held 62,499,988 ordinary shares as of that date, representing 30.27% of our outstanding ordinary shares.

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

Guarantees Provided by Our Subsidiaries

Certain of our current and non-current bank borrowings were guaranteed by our subsidiaries, namely Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to three guarantee agreements entered into in January 2008 and 2009. As of December 31, 2011, 2012 and 2013, these guaranteed bank borrowings amounted to RMB429.0 million, RMB700.0 million and RMB558 million (US$92.2 million), respectively.

Restricted Shares Granted to Mr. Yifan Li by Newrace Limited

Pursuant to a letter agreement for grant of restricted shares between Newrace Limited and Mr. Yifan Li, our former chief financial officer, dated December 17, 2010, Mr. Li was granted 516,000 ordinary shares, representing 0.25% of our ordinary shares outstanding immediately after the completion of our initial public offering, beneficially owned by Newrace Limited in consideration for his serving as our chief financial officer. Of these restricted shares, 35.0%, 25.0% and 20.0% vested on the date our initial public offering was completed, on December 31, 2011 and on December 31, 2012, respectively, and 20.0% vested on December 31, 2013

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

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the period indicated.

	Price per ADS (US$)
	High	Low

Annual High and Low
2011(1)	6.64	2.65
2012	4.09	2.23
2013	4.27	2.11

Quarterly Highs and Lows
First Quarter 2012	4.09	3.00
Second Quarter 2012	3.84	2.30
Third Quarter 2012	3.34	2.23
Fourth Quarter 2012	3.30	2.55
First Quarter 2013	4.11	2.97
Second Quarter 2013	3.29	2.45
Third Quarter 2013	3.97	2.41
Fourth Quarter 2013	4.27	2.11
First Quarter 2014	3.15	2.32

Monthly Highs and Lows
October 2013	4.27	3.50
November 2013	4.05	2.12
December 2013	2.60	2.11
January 2013	3.15	2.40
February 2013	2.80	2.32
March 2013	3.09	2.34
April 2013 (through April 18, 2013)	2.67	2.30

(1)	Our ADSs began trading on the New York Stock Exchange on May 11, 2011.

B.	Plan of Distribution

Not applicable.

C.	Markets

Please refer to Item 9A “The Offer and Listing—Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Certain dividends received by non-corporate U.S. Investors, including individuals, are generally subject to preferential tax rates. A preferential tax rate is applicable to dividends paid by a non-U.S. corporation if such corporation is a “qualified foreign corporation” and only if certain holding period requirements and other conditions are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S. If the requirements of this paragraph are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. Investor, including a U.S. Investor that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates).

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

Net Investment Income Tax

For taxable years beginning after December 31, 2012, a 3.8% tax is imposed on the “net investment income” (as defined in section 1411 of the Code), which includes, among other items, dividends on, and capital gains from the sale or other taxable disposition of, the ADSs or ordinary shares (subject to certain limitations and exceptions), of certain U.S. Investors who are individuals whose income exceeds certain threshold amounts, and who are certain trusts and estates under similar rules.

Passive Foreign Investment Company

In general, a foreign corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its total assets (based on the average of the fair market values of the assets determined at the end of each quarterly period) is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, certain royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a foreign corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not expect to be a PFIC for the current taxable year or any future taxable year. The Company’s possible status as a PFIC, however, must be determined for each year and cannot be determined until the end of each taxable year. Also, the PFIC determination depends upon the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose and the application of these rules is uncertain in some respects. Under the income and asset tests, whether our company is a PFIC will be determined annually based upon the composition and nature of our income and the composition, nature and valuation of our assets, all of which are subject to change. For purposes of the asset test, any cash will generally be treated as a passive asset and the amount of cash held by our company in any year will depend, in part, on when our company spends any cash raised or generated in our operations. In addition, the determination of our company’s PFIC status will depend upon the nature of the assets acquired by our company. Moreover, the determination of the value of our company’s assets may depend on our market capitalization, and that market capitalization may fluctuate. Accordingly, there can be no assurance that we will not be a PFIC in the current or any future taxable year. In addition, there can be no assurance that the IRS will not challenge any determination by our company that we do not constitute a PFIC.

If our company is classified as a PFIC for any taxable year during which a U.S. Investor owns ADSs or ordinary shares, the U.S. Investor, absent certain elections (including a mark-to-market election), will generally be subject to adverse rules (even if the corporation no longer satisfies either the passive income or passive asset tests described above) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Investor on the ADSs or ordinary shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Investor in the three preceding taxable years or, if shorter, the U.S. Investor’s holding period for the ADSs or ordinary shares) and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Investor’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which our company is classified as a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years during which our company was classified as a PFIC will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayers for that year and an interest charge will be imposed with respect to the resulting tax attributable to each such taxable year.

As described above, if our company is a PFIC for any taxable year during which a U.S. Investor holds the ADSs or ordinary shares, our company will continue to be treated as a PFIC with respect to that U.S. Investor for all succeeding years during which the U.S. Investor holds the ADSs or ordinary shares. The U.S. Investor may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the special tax rules discussed above) as if the U.S. Investor’s ADSs or ordinary shares had been sold on the last day of the last taxable year for which our company was a PFIC.

If our company is treated as a PFIC and our company holds or acquires an interest in an entity which is itself a PFIC, a U.S. Investor may also be subject to the PFIC rules with respect to its indirect ownership of the lower-tier PFIC. U.S. Investors should consult their own tax advisers regarding the consequences to them if our company holds or acquires an interest in an entity which is itself a PFIC.

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

If our company is a PFIC in any year with respect to a U.S. Investor, the U.S. Investor will generally be required to file an annual information return on IRS Form 8621 relating to their ownership of the ADSs or ordinary shares.

U.S. Investors should consult their tax advisors regarding the potential application of the PFIC regime, including eligibility for and the manner and advisability of making a mark-to-market election.

Certain Reporting Requirements

Subject to specified exceptions and future guidance, recently enacted U.S. tax legislation generally requires a U.S. Investor (that is, an individual or, to the extent provided in final Treasury Regulations when published, certain domestic entities) to report to the IRS such U.S. Investor’s interests in stock or securities issued by a non-U.S. person (such as our company), if the aggregate value of these and certain other “specified foreign financial assets” exceeds an applicable reporting threshold. If required, this disclosure is made by filing IRS Form 8938. U.S. Investors should consult their tax advisors regarding the information reporting obligations that may arise from their ownership or disposition of ADSs or ordinary shares.

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

In 2011, 2013 and 2013, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have increased/(decreased) our profit for the year by RMB587,000, RMB898,000 and RMB 825,000 (US$136,000), respectively.

Credit Risk

Our credit risk is primarily attributable to trade and other receivables and prepayments, cash at banks and deposits with banks. Our management has a credit policy in place, and our exposure to credit risk is monitored on an ongoing basis. We place deposits with banks which we believe are of a good reputation. We have concentration of credit risk to a certain extent as 26.0%, 22.3% and 25.8% of our trade receivables as of December 31, 2011, 2012 and 2013, respectively, was due from our five largest customers.

Currency Risk

A majority of our revenue and most of our expenditure are denominated in Renminbi. However, we are exposed to currency risk primarily through sales which give rise to receivables and cash balances that are denominated in a foreign currency. The currencies giving rise to this risk are primarily U.S. dollars and, to a lesser extent, Euros.

The exchange rate of the Renminbi with U.S. dollars, Euros and other currencies is affected by, among other things, China’s political and economic conditions. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollars as of December 31, 2011, 2012 and 2013, a 5.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB4.6 million, RMB2.5 million and RMB1.8 million (US$0.3 million) in our exchange losses, respectively.

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

Inflation

China’s consumer price index, the broadest measure of inflation, rose 2.5% in January 2014 from the level in January 2013. Although there can be no assurance as to the impact in future periods, inflation has not had a material impact on our results of operation in recent years.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors. We received reimbursement payments from the depositary totaling approximately US$60,000 (net of withholding tax) for the year ended December 31, 2013. In addition, the depositary has agreed to waive certain fees for standard costs associated with the administration of the ADS program. The depositary waived such costs in an aggregate amount of approximately US45,330 for the year ended December 31, 2013.

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

As of December 31, 2013, we have used all the net proceeds from our initial public offering as follows:

•	approximately US$ 42.6 million for manufacturing facility expansion and construction of our aluminum wheel manufacturing facility;

•	approximately US$ 2.7 million for the expansion and enhancement of our research and development activities;

•

approximately US$ 1.8 million for the expansion and strengthening of our PRC aftermarket distribution network and increasing the size of our sales and marketing team and the level of our promotional activities in the PRC; and

•	approximately US$ 2.2 million for the expansion of our international sales in India, select countries in Asia and the Middle East, North America and Europe.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2013, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15 and 15d-15 of the Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and regulations, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013, using the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013 based on the criteria established in Internal Control—Integrated Framework (1992) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu, has audited the effectiveness of our internal control over financial reporting as of December 31, 2013, as stated in its report, which appears on pages F-2 and F-3 of this annual report.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, Deloitte Touche Tohmatsu, for the periods indicated. =

	Year Ended December 31,
	2012	2013	2013
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	2,056	3,874	640
Audit-related fees(2)	997	1,937	320
Tax fees(3)	—	—	—

Total	3,053	5,811	960

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual financial statements and our internal control over financial reporting,.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of China Zenix (incorporated by reference to Exhibit 3.3 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

2.1	China Zenix’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	China Zenix’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

2.3	Form of Deposit Agreement, among China Zenix, the Depositary and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 1 to Amendment No. 1 to Form F-6 (File No. 333-173588) filed with the SEC on April 27, 2011)

4.1	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.2	Form of Indemnification Agreement between China Zenix and its directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.3	Form of Employment Agreement between China Zenix and its executive officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.4	Notice of Exercise by and between Mr. Jianhui Lai and Ms. Laifan Chu, dated December 19, 2012 (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by Mr. Jianhui Lai with the SEC on December 20, 2012)

Exhibit Number	Document

4.5	Form of Strategic Cooperation Agreement between Zhengxing Wheel and international distributors (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.6	Form of Strategic Cooperation Agreement between Zhengxing Wheel and international OEM customers (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

8.1	Subsidiaries of China Zenix

11.1	Code of Business Conduct and Ethics of China Zenix (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Deloitte Touch Tohmatsu, an independent registered public accounting firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

By:	/s/ Martin Cheung
Martin Cheung
Chief Financial Officer

Date: April 28, 2014

CHINA ZENIX AUTO INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of China Zenix Auto International Limited:

We have audited the accompanying consolidated statements of financial position of China Zenix Auto International Limited (the “Company”) and subsidiaries (collectively the “Group”) as of December 31, 2012 and 2013, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, present fairly in all material respects the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Deloitte Touche Tohmatsu
Hong Kong
April 28, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of China Zenix Auto International Limited:

We have audited the internal control over financial reporting of China Zenix Auto International Limited (the “Company”) and subsidiaries (collectively the “Group) as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - continued

To the Shareholders and the Board of Directors of China Zenix Auto International Limited:

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and related financial statement schedule as of and for the year ended December 31, 2013 of the Group and our report dated April 28, 2014 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

Deloitte Touche Tohmatsu
Hong Kong
April 28, 2014

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	NOTES	2011		2012		2013		2013
		RMB’000		RMB’000		RMB’000		US$’000

Revenue	5		4,093,874		3,737,965		3,802,308		628,097
Cost of sales			(3,005,590)		(2,795,548)		(3,011,615)		(497,483)

Gross profit			1,088,284		942,417		790,693		130,614
Other income, gain and loss	6		11,653		17,066		27,300		4,510
Net exchange gain (loss)			(5,832)		922		(7,438)		(1,229)
Selling and distribution costs			(256,487)		(252,109)		(274,825)		(45,398)
Research and development expenses			(85,398)		(90,823)		(91,632)		(15,137)
Administrative expenses			(129,035)		(138,040)		(142,495)		(23,539)
Finance costs	7		(60,536)		(50,916)		(26,003)		(4,295)

Profit before taxation			562,649		428,517		275,600		45,526
Income tax expense	8		(110,448)		(66,885)		(42,947)		(7,094)

Profit and total comprehensive income for the year	9		452,201		361,632		232,653		38,432

Profit and total comprehensive income attributable to:
Owners of the Company			452,201		361,632		232,653		38,432

Earnings per share	10
Basic		RMB	2.38	RMB	1.75	RMB	1.13	USD	0.19
Diluted		RMB	2.38	RMB	1.75	RMB	1.13	USD	0.19

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	NOTES	2012	2013	2013
		RMB’000	RMB’000	US$’000
ASSETS
Current assets
Inventories	12	364,351	394,758	65,209
Trade and other receivables and prepayments	13	813,445	971,806	160,531
Prepaid lease payments	14	9,425	9,425	1,557
Pledged bank deposits	15	70,884	76,600	12,653
Fixed bank deposits with maturity periods over three months	15	160,000	160,000	26,430
Bank balances and cash	15	827,271	748,744	123,684

Total current assets		2,245,376	2,361,333	390,064

Non-current assets
Property, plant and equipment	16	1,405,544	1,494,848	246,931
Prepaid lease payments	14	414,149	404,724	66,856
Deposits paid for acquisition of property, plant and equipment		55,198	21,540	3,558
Deferred tax assets	17	4,629	4,365	721
Intangible assets	18	17,000	17,000	2,808

Total non-current assets		1,896,520	1,942,477	320,874

Total assets		4,141,896	4,303,810	710,938

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	19	1,060,095	1,132,172	187,021
Taxation payable		10,594	10,977	1,813
Short-term bank borrowings	20	700,000	558,000	92,175

Total current liabilities		1,770,689	1,701,149	281,009

Non-current liabilities
Deferred income	21	11,681	10,885	1,798
Deferred tax liabilities	17	79,827	78,942	13,040

Total non-current liabilities		91,508	89,827	14,838

Total liabilities		1,862,197	1,790,976	295,847

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,440,000 and 206,500,000 shares issued and outstanding as at December 31, 2012 and 2013, respectively)	22	136	136	22
Additional paid in capital		391,711	392,076	64,766
Reserves		1,887,852	2,120,622	350,303

Total equity attributable to owners of the Company		2,279,699	2,512,834	415,091

Total equity and liabilities		4,141,896	4,303,810	710,938

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share capital	Additional paid in capital	Capital reserve	PRC statutory reserve	Share incentive plan reserve	Retained profits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(note i)	(note ii)

As of January 1, 2011	106	234	546,155	55,719	—	454,415	1,056,629
Profit and total comprehensive income for the year	—	—	—	—	—	452,201	452,201
Capital contribution	—	—	10,908	—	—	—	10,908
Issue of shares through initial public offering	30	452,404	—	—	—	—	452,434
Transaction costs attributable to issue of shares	—	(41,413)	—	—	—	—	(41,413)
Recognition of equity-settled share-based payments (Note 24)	—	—	2,984	—	1,882	—	4,866
Transfer	—	—	—	38,013	—	(38,013)	—

As of December 31, 2011	136	411,225	560,047	93,732	1,882	868,603	1,935,625
Profit and total comprehensive income for the year	—	—	—	—	—	361,632	361,632
Dividends recognized as distribution (Note 11)	—	(19,514)	—	—	—	—	(19,514)
Recognition of equity-settled share-based payments (Note 24)	—	—	623	—	1,333	—	1,956
Transfer	—	—	—	20,994	—	(20,994)	—

As of December 31, 2012	136	391,711	560,670	114,726	3,215	1,209,241	2,279,699
Profit and total comprehensive income for the year	—	—	—	—	—	232,653	232,653
Issue of shares pursuant to Share
Incentive Plan (Note 22)	—	365	—	—	(365)	—	—
Recognition of equity-settled share-based payments (Note 24)	—	—	222	—	260	—	482
Transfer	—	—	—	8,521	—	(8,521)	—

As of December 31, 2013	136	392,076	560,892	123,247	3,110	1,433,373	2,512,834

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

As of December 31, 2013	22	64,766	92,653	20,359	514	236,777	415,091

notes:

i.	Capital reserve include (a) additional capital contributions, comprising a cash injection of RMB159.8 million and an option of RMB386.3 million, being the fair value at grant date, by equity owners to acquire Zhengxing Wheel Group Co., Limited (b) capital contribution of RMB10.9 million in the year ended December 31, 2011 by equity owners pursuant to a shareholder agreement and (c) the recognition of share-based payment expenses of RMB2,984,000, RMB623,000, and RMB222,000 during the years ended December 31, 2011, 2012 and 2013, respectively, in relation to restricted shares awarded to a management executive by an equity participant (see Note 24(i)).
ii.	As stipulated by the relevant laws and regulations in the People’s Republic of China (the “PRC”), companies established in the PRC (the “PRC subsidiaries”) are required to maintain a statutory reserve made out of profit for the year based on the PRC subsidiaries’ statutory financial statements which are prepared in accordance with the accounting principles generally accepted in the PRC. The amount and allocation basis are decided by the board of directors of the relevant PRC subsidiaries annually and is not to be less than 10% of the profit for the year of the relevant PRC subsidiaries. The aggregate amount allocated to the reserves will be limited to 50% of registered capital for certain subsidiaries. Statutory reserve can be used for expanding the capital base of the PRC subsidiaries by means of capitalization issue.

The PRC laws and regulations restrict the distribution of registered capital of companies established in the PRC. Accordingly, the registered capital of PRC entities in the Group of RMB773,065,000 as of December 31, 2012 and December 31, 2013 are considered restricted for distribution.

In addition, as a result of the relevant PRC laws and regulations which impose restriction on distribution or transfer of assets out of the PRC statutory reserve, RMB136,920,000 and RMB145,441,000 representing the PRC statutory reserve of the subsidiaries as of December 31, 2012 and December 31, 2013 are also considered under restriction for distribution.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2011	2012	2013	2013
	RMB’000	RMB’000	RMB’000	US$’000
OPERATING ACTIVITIES
Profit before taxation	562,649	428,517	275,600	45,526
Amortization of prepaid lease payments	6,080	10,540	9,425	1,557
Depreciation of property, plant and equipment	116,541	119,900	125,972	20,809
Release of deferred income	(796)	(798)	(796)	(131)
Finance costs	60,536	50,916	26,003	4,295
Interest income	(5,031)	(12,694)	(15,115)	(2,496)
Loss on disposal of property, plant and equipment	337	312	538	89
Impairment loss on property, plant and equipment	10,259	—	—	—
Share-based payment expense	4,866	1,956	482	80
Operating cash flows before movements in working capital	755,441	598,649	422,109	69,729

(Increase) decrease in inventories	(58,723)	187,753	(30,407)	(5,023)
(Increase) decrease in trade and other receivables and prepayments	(340,734)	309,492	(160,022)	(26,434)
Increase (decrease) in trade and other payables and accruals	203,826	(129,485)	78,400	12,951

Cash generated from operations	559,810	966,409	310,080	51,223
Interest received	5,031	10,320	15,473	2,556
PRC income tax paid	(89,739)	(79,757)	(43,185)	(7,134)

NET CASH FROM OPERATING ACTIVITIES	475,102	896,972	282,368	46,645

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(109,542)	(217,466)	(62,661)	(10,351)
Placement of fixed bank deposits with maturity periods over three months	(105,000)	(228,883)	(320,000)	(52,860)
Acquisition of leasehold land	(92,599)	(54,640)	—	—
Deposits paid for acquisition of property, plant and equipment	(40,849)	(130,563)	(112,780)	(18,630)
Placement of pledged bank deposits	(27,111)	(3,004)	(11,494)	(1,899)
Proceeds on disposal of property, plant and equipment	2,390	493	176	29
Withdrawal of pledged bank deposits	2,333	28,331	5,778	954
Placement of structured deposit	—	(20,000)	—	—
Withdrawal of fixed bank deposits with maturity periods over three months	—	173,883	320,000	52,860
Withdrawal of structured deposit	—	20,429	—	—

NET CASH USED IN INVESTING ACTIVITIES	(370,378)	(431,420)	(180,981)	(29,897)

FINANCING ACTIVITIES
New bank borrowings raised	760,000	700,000	558,000	92,175
Proceeds from issue of shares through initial public offering	452,434	—	—	—
Capital contribution from shareholders	10,908	—	—	—
Repayment of bank borrowings	(813,500)	(998,500)	(700,000)	(115,632)
Interest paid	(60,536)	(49,598)	(39,217)	(6,478)
Transaction cost paid attributable to issue of shares	(41,413)	—	—	—
Dividend paid	—	(19,491)

NET CASH FROM (USED IN) FINANCING ACTIVITIES	307,893	(367,589)	(181,217)	(29,935)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	412,617	97,963	(79,830)	(13,187)

Effect of foreign exchange rate	(1,016)	(313)	1,303	216

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	318,020	729,621	827,271	136,655

CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash	729,621	827,271	748,744	123,684

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Zenix Auto International Limited (the “Company”) is a company incorporated under the laws of the British Virgin Islands on July 11, 2008. It is an investment holding company and its ultimate parent company is Newrace Limited (“Newrace”), which is also a company incorporated under the laws of the British Virgin Islands. Its ultimate controlling party is Mr. Jianhui Lai, who is the chairman and chief executive officer of the Company. The address of the registered and principal place of the Company’s business are 171 Main Street, P.O. Box 4041, Road Town, Tortola, VG1110, Virgin Islands, British, and No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China, respectively.

The Company owns 100% equity interest in China Wheel Limited (“China Wheel”), a company incorporated under the laws of Special Administrative Region of Hong Kong and China Wheel owns 100% equity interest in Zhengxing Wheel Group Co., Limited (“Zhengxing Wheel”).

Zhengxing Wheel was established as a limited liability company in the PRC on June 23, 2003. Details of Zhengxing Wheel’s subsidiaries as of December 31, 2012 and 2013 are as follows:

	Place and date of establishment and operation	Attributable equity interests directly held by Zhengxing Wheel at December 31,
Name of company		2012	2013

Zhengxing Group Benxi Wheel Co., Ltd.	The PRC July 13, 2004	100%	100%

Zhengxing Group Chengdu Wheel Co., Ltd. (“Zhengxing Chengdu”)	The PRC July 30, 2004	100%	100%

Zhengxing Group Langfang Wheel Co., Ltd. (“Zhengxing Langfang”)	The PRC January 21, 2005	100%	100%

Zhengxing Group Hefei Wheel Co., Ltd. (“Zhengxing Hefei”)	The PRC June 9, 2005	100%	100%

Hua’an Zhengxing Wheel Co., Ltd.	The PRC November 19, 2010	100%	100%

Zhengxing Wheel and each of its subsidiaries were engaged in research, development, production and sale of commercial vehicle wheels.

The Company and its subsidiaries are referred to as the “Group”.

The consolidated financial statements of the Group are presented in Renminbi (“RMB”) which is the functional currency of the Company.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of International Financial Reporting Standard (“IFRS”) 2, leasing transactions that are within the scope of International Accounting Standard (“IAS”) 17, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Basis of consolidation - continued

Profit or loss and each item of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group assets and liabilities, equity, income and expenses and cash flow relating to transactions between members of the Group are eliminated in full on consolidation.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Revenue for the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the good sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Group; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Group’s revenues are principally from sales of commercial vehicle wheels to customers in the PRC and international markets. Revenue arising from sales made to PRC customers consists of sales to original equipment manufacturers (“OEMs”) and tier-one distributors who then resell the Group’s products to retail end-users in the aftermarket through tier-two distributors. The Group sells only to tier-one distributors and it does not sell directly to the tier-two distributors or end-users in the aftermarket. The Group offers discounts or rebates based on the contractual percentages of sales to OEMs in settlement of warranty obligations and the OEMs has no other right of return. The Group also offered discounts or rebates based on the contractual percentages of sales to tier-one distributors which are intended to cover any defective products during the year ended December 31, 2011. The tier-one distributors had no right of return other than for defective products under warranty in a period of three months. As the Group’s cost to fulfill such warranty provisions had historically been insignificant, it was expensed as incurred. No such discounts or rebates were offered during the years ended December 31, 2012 and 2013. The Group’s international sales are sales to international distributors and vehicle manufacturers, with no rights of returns or warranty obligations.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recognized at the rates of exchanges prevailing on the date of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

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

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Grants related to depreciable assets are presented as deferred income and are released to income on a systematic and rational basis over the useful lives of the assets. Grants related to expense items are recognized in the same period as those expenses are charged in the consolidated statements of comprehensive income and are reported separately as other income.

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

The tax currently payable is based on taxable profit for the year. Taxable profit differs from ‘profit before taxation’ as reported in the consolidated statements of profit or loss and other comprehensive income because of income or expense that are taxable or deductible in other years and items that are never taxable or tax deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax is recognized in profit or loss, except when they relates to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

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

Subsequent to initial recognition, internally-generated intangible asset is reported at cost less accumulated amortization and accumulated impairment losses (if any), on the same basis as intangible assets acquired separately.

The Group has not capitalized any development cost during the years presented.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs of inventories are determined on a weighted average method. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

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

Derecognition

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire.

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

Share-based payment transactions

Equity-settled share-based payment transactions

Share options/awarded shares granted to employees

The fair value of services received determined by reference to the fair value of the share options and awarded shares granted at the date of grant is expensed as staff costs on a straight-line basis over the vesting period, with a corresponding increase in share incentive plan reserve (see Note 24(ii)).

The fair value of services received determined by reference to the fair value of the awarded shares granted by the Newrace at the date of grant is expensed as staff costs on a straight-line basis over the vesting period, with a corresponding increase in capital reserve (see Note 24(i)).

At the end of the reporting period, the Group revises its estimates of the number of share options and awarded shares that are expected to ultimately vest. The impact of the revision of the original estimates during the vesting period, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to share incentive plan reserve or capital reserve where appropriate.

When share options are exercised/restricted share issued, the amount previously recognized in share incentive plan reserve will be transferred to additional paid in capital. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share incentive plan reserve will be transferred to retained profits.

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

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

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

Translation into United States dollar

The consolidated financial statements of the Group are stated in RMB. The translation of RMB amounts as of and for the year ended December 31, 2013 into United States dollar (“US$”) is included solely for the convenience of readers and was made at the rate of RMB6.0537 to US$1.00, which was based on the noon buying rate on December 31, 2013 in The City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has applied the following new and revised IFRSs issued by the IASB.

Amendments to IFRSs	Annual Improvements to IFRSs 2009-2011 Cycle
Amendments to IFRS 1	Government Loans
Amendments to IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities
Amendments to IFRS 10, IFRS 11 and IFRS 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IAS 19 (as revised in 2011)	Employee Benefits
IAS 27 (as revised in 2011)	Separate Financial Statements
IAS 28 (as revised in 2011)	Investments in Associates and Joint Ventures
Amendments to IAS 1	Presentation of Items of Other Comprehensive Income
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

Except as described below, the application of the new and revised IFRSs in the current year has had no material impact on the Group’s financial performance and positions for the current and prior years and/or disclosures set out in these consolidated financial statements.

The Group has applied the amendments to IAS 1 Presentation of Items of Other Comprehensive Income for the first time in the current year. The amendments introduce new terminology, whose use is not mandatory, for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the ‘statement of comprehensive income’ is renamed as the ‘statement of profit or loss and other comprehensive income’. Other than the above mentioned name change, the application of the amendments to IAS 1 has not resulted in any impact on profit or loss, or total comprehensive income of the Group.

New and revised Standards on consolidation, joint arrangements, associates and disclosures

In the current year, the Group has applied for the first time the package of five standards on consolidation, joint arrangements, associates and disclosures comprising IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures, together with the amendments to IFRS 10, IFRS 11 and IFRS 12 regarding transitional guidance.

IAS 27 (as revised in 2011) is not applicable to the Group as it deals only with separate financial statements.

The impact of the application of the relevant standard is set out below.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

Impact of the application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee, b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee.

The directors of the Company reviewed the Group structure and assessed the Group’s investees in accordance with the requirements of IFRS 10. The directors of the Company concluded that there was no impact to the Group’s consolidated financial statements upon the adoption of IFRS 10.

Amendment to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The Group has early adopted IAS 36 in advance of its effective date of January 1, 2014. The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash-generating unit (“CGU”) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements regarding the fair value hierarchy, key assumptions and valuation techniques used when the recoverable amount of an asset or CGU was determined based on its fair value less costs of disposal.

The directors of the Company reviewed and assessed the disclosure requirement in relation to the impairment assessment of the Group’s intangible assets with indefinite useful life in accordance with the requirements of IAS 36. No disclosure of the recoverable amount of the CGU to which goodwill or these intangible assets with indefinite useful lives has been made (see Note 18 for details).

CHINA ZENIX AUTO INTERNATIONAL LIMITED

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

The Group has not early adopted the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

Amendments to IFRSs	Annual Improvements to IFRSs 2010 - 2012 Cycle[5]
Amendments to IFRSs	Annual Improvements to IFRSs 2011 - 2013 Cycle[2]
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition
Disclosures[3]
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities[1]
IFRS 9	Financial Instruments[3]
IFRS 14	Regulatory Deferral Accounts[4]
Amendments to IAS 19	Defined Benefit Plans: Employee Contribution[2]
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities[1]
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge
Accounting[1]
IFRIC 21	Levies[1]

[1]	Effective for annual periods beginning on or after January 1, 2014
[2]	Effective for annual periods beginning on or after July 1, 2014
[3]	Available for application - the mandatory effective date will be determined when the outstanding phases of HKFRS 9 are finalised
[4]	Effective for annual periods beginning on or after January 1, 2016
[5]	Effective for annual periods beginning on or after July 1, 2014, with limited exception.

Annual Improvements to IFRSs 2010 - 2012 Cycle

The Annual Improvements to IFRSs 2010 - 2012 Cycle include a number of amendments to various IFRSs, in which the relevant amendments are summarised below.

The amendments to IFRS 2 (i) change the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

The amendments to the basis for conclusions of IFRS 13 clarify that the issue of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short- term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial.

The directors of the Company anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2010 - 2012 Cycle will have no material impact on the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

IFRS 9 Financial Instruments

IFRS 9 issued in 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in 2010 to include the requirements for the classification and measurement of financial liabilities and for derecognition, and further amended in 2013 to include the new requirements for hedge accounting.

Key requirements of IFRS 9 are described as follows:

•

All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent reporting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•

With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability, that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value of financial liabilities attributable to change in the financial liabilities’ credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

The directors anticipate that the adoption of IFRS 9 in the future may not have significant impact on amounts reported in respect of the Group’s financial assets and financial liabilities existing as at the end of the current year.

The directors anticipate that the application of the other new and revised IFRSs will have no material impact on the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

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

Estimated useful life of property, plant and equipment

Buildings and plant and machinery included in property, plant and equipment are amortized over its useful economic lives. The assessment of estimated useful lives is a matter of judgment based on the experience of the Group, taking into account factors such as conditions of the building and plant and machinery and changes in market demand. Useful lives are periodically reviewed for continued appropriateness. As of December 31, 2012 and 2013, the carrying amounts of property, plant and equipment were RMB1,405,544,000 and RMB1,494,848,000, (US$246,931,000), respectively.

During the year ended December 31, 2011, an impairment loss of property, plant and equipment of RMB10,259,000 was recognized. No impairment loss was recognized for each of the years ended December 31, 2012 and 2013.

Estimated impairment of trade receivables

When there is objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Where the actual future cash flows are less than expected, a material impairment loss may arise. As of December 31, 2012 and December 31, 2013, the carrying amounts of trade receivables were RMB530,105,000 and RMB666,827,000 (US$110,152,000), respectively.

No impairment loss of trade receivables was recognized for the years presented.

Allowance for inventories

Management reviews the aging of the inventories at the end of the reporting periods, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production nor saleable in the market. Management estimates the net realizable value for such items based primarily on the latest invoice prices and current market conditions. As of December 31, 2012 and 2013, the carrying amounts of inventories were RMB364,351,000 and RMB394,758,000 (US$65,209,000) respectively.

No impairment loss of inventories was recognized for the years presented.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

4.	KEY SOURCES OF ESTIMATION UNCERTAINTY - continued

Estimated impairment of intangible assets

Determining whether intangible assets are impaired requires an estimation of the value in use to which intangible assets has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the Group and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. As of December 31, 2012 and 2013, the carrying amount of intangible assets was RMB17,000,000 and RMB17,000,000 (US$2,808,000), respectively. Details of the recoverable amount calculation are disclosed in note 18.

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

Segment result represents the profit earned by each segment without adjustments of sales gross up from netting off selling expense, provision of sales rebates and discount, fair value adjustments arising from acquisition of subsidiaries and amortization of capitalized general borrowing costs of qualifying assets, unrealized profit, and without allocation of other income, gain and loss, net exchange gain (loss), selling and distribution costs, research and development expenses, administrative expenses, finance costs, income tax expenses. This is the measure reported to the chief operating decision makers for the purposes of resource allocation and assessment of segment performance.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

5.	REVENUE AND SEGMENT INFORMATION - continued

An analysis of the Group’s revenue and segment results by operating and reportable segments for the years are as follows:

	PRC OEM sales			PRC aftermarket sales			International sales			Consolidated
	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013	2013
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000

Revenue from external customers	1,549,748	1,303,627	1,316,798	1,984,442	1,845,882	1,945,896	561,373	596,654	547,176	4,095,563	3,746,163	3,809,870	629,347
Inter-segment revenue#	883,516	821,842	882,751	—	—	—	—	—	—	883,516	821,842	882,751	145,820

Total segment revenue	2,433,264	2,125,469	2,199,549	1,984,442	1,845,882	1,945,896	561,373	596,654	547,176	4,979,079	4,568,005	4,692,621	775,167

Reconciliation adjustments:
Gross up adjustment to reverse net off of selling expense	—	—	—	—	—	—	4,696	8,018	10,112	4,696	8,018	10,112	1,670
Provision of sales rebates and discount	(6,385)	—	—	—	(16,216)	(17,674)	—	—	—	(6,385)	(16,216)	(17,674)	(2,920)
Inter-segment revenue	(883,516)	(821,842)	(882,751)	—	—	—	—	—	—	(883,516)	(821,842)	(882,751)	(145,820)

Total consolidated net revenue, as reported	1,543,363	1,303,627	1,316,798	1,984,442	1,829,666	1,928,222	566,069	604,672	557,288	4,093,874	3,737,965	3,802,308	628,097

Total segment cost of sales	(2,086,136)	(1,842,562)	(1,945,205)	(1,319,144)	(1,274,276)	(1,474,959)	(480,186)	(499,808)	(471,354)	(3,885,466)	(3,616,646)	(3,891,518)	(642,833)
Reconciliation adjustments:
Fair value adjustments arose from acquisition of subsidiaries
- Additional depreciation of property, plant and equipment	(821)	(675)	(912)	(711)	(803)	(693)	(292)	(346)	(219)	(1,824)	(1,824)	(1,824)	(301)
- Additional amortization of prepaid lease payments	(722)	(594)	(802)	(626)	(706)	(610)	(257)	(305)	(193)	(1,605)	(1,605)	(1,605)	(265)
Amortization of capitalized general borrowing cost of qualifying assets	(172)	(141)	(191)	(149)	(168)	(145)	(61)	(73)	(46)	(382)	(382)	(382)	(63)
Unrealized profit	171	3,067	963	—	—	—	—	—	—	171	3,067	963	159
Inter-segment revenue	883,516	821,842	882,751	—	—	—	—	—	—	883,516	821,842	882,751	145,820

Total consolidated cost of sales, as reported	(1,204,164)	(1,019,063)	(1,063,396)	(1,320,630)	(1,275,953)	(1,476,407)	(480,796)	(500,532)	(471,812)	(3,005,590)	(2,795,548)	(3,011,615)	(497,483)

Segment result (gross profit before reconciliation)	347,128	282,907	254,344	665,298	571,606	470,937	81,187	96,846	75,822	1,093,613	951,359	801,103	132,334
Reconciliation adjustments:
Sales gross up from netting off selling expense	—	—	—	—	—	—	4,696	8,018	10,112	4,696	8,018	10,112	1,670
Provision of sales rebates and discount	(6,385)	—	—	—	(16,216)	(17,674)	—	—	—	(6,385)	(16,216)	(17,674)	(2,920)
Unrealized profit	171	3,067	963	—	—	—	—	—	—	171	3,067	963	159
Fair value adjustments arose from acquisition of subsidiaries
- Additional inventory cost	—	—	—	—	—	—	—	—	—	—	—	—	—
- Additional depreciation of property, plant and equipment	(821)	(675)	(912)	(711)	(803)	(693)	(292)	(346)	(219)	(1,824)	(1,824)	(1,824)	(301)
- Additional amortization of prepaid lease payments	(722)	(594)	(802)	(626)	(706)	(610)	(257)	(305)	(193)	(1,605)	(1,605)	(1,605)	(265)
Amortization of capitalized general borrowing cost of qualifying assets	(172)	(141)	(191)	(149)	(168)	(145)	(61)	(73)	(46)	(382)	(382)	(382)	(63)

Total consolidated gross profit, as reported	339,199	284,564	253,402	663,812	553,713	451,815	85,273	104,140	85,476	1,088,284	942,417	790,693	130,614

Other income, gain and loss										11,653	17,066	27,300	4,510
Net exchange gain (loss)										(5,832)	922	(7,438)	(1,229)
Selling and distribution costs										(256,487)	(252,109)	(274,825)	(45,398)
Research and development expenses										(85,398)	(90,823)	(91,632)	(15,137)
Administrative expenses										(129,035)	(138,040)	(142,495)	(23,539)
Finance costs										(60,536)	(50,916)	(26,003)	(4,295)

Profit before taxation										562,649	428,517	275,600	45,526
Income tax expense										(110,448)	(66,885)	(42,947)	(7,094)

Profit for the year										452,201	361,632	232,653	38,432

#	Inter-segment revenue is charged at cost plus certain mark up.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

5.	REVENUE AND SEGMENT INFORMATION - continued

The Group’s products can be categorized into tubed steel wheels, tubeless steel wheels, off-road steel wheels and wheel components. The categorization is mainly based on the type of vehicles to which the respective product is assembled as well as the product’s component composition. Revenue from these products is as follows:

	2011	2012	2013	2013
	RMB’000	RMB’000	RMB’000	US$’000

Tubed steel wheels	2,309,378	2,131,571	2,250,415	371,743
Tubeless steel wheels	1,587,949	1,450,439	1,403,612	231,860
Off-road steel wheels	84,970	59,548	50,906	8,409
Wheel components	111,577	96,407	97,375	16,085

Total consolidated revenue	4,093,874	3,737,965	3,802,308	628,097

Geographical information

The Group’s operations are located in the PRC. The following table provides an analysis of the Group’s sales by geographical markets based on locations of customers:

	2011	2012	2013	2013
	RMB’000	RMB’000	RMB’000	US$’000

The PRC (country of domicile)	3,527,805	3,133,293	3,245,020	536,039
India	272,166	164,012	32,251	5,327
Thailand	33,017	68,189	77,083	12,733
Indonesia	28,392	26,533	41,755	6,897
South Korea	17,816	33,947	40,247	6,648
Others*	214,678	311,991	365,952	60,453

	4,093,874	3,737,965	3,802,308	628,097

*	No further analysis by countries in this category is presented because the revenue from each individual country is insignificant to the total revenue.

All the Group’s non-current assets are located in the PRC.

Information about major customers

No single customer contributed over 10% of total sales to the Group during each of the years ended December 31, 2011, 2012 and 2013.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

6.	OTHER INCOME, GAIN AND LOSS

	2011	2012	2013	2013
	RMB’000	RMB’000	RMB’000	US$’000

Net gain (loss) from sales of scrap materials	3,603	(3,050)	(3,307)	(546)
Government grants (note a)	2,223	4,083	14,546	2,403
Interest income	5,031	12,694	15,115	2,496
Release of deferred income (note b)	796	798	796	131
Others	—	2,541	150	26

	11,653	17,066	27,300	4,510

Notes:

(a)	Government grants comprised various incentives and subsidies received from the PRC government. There were no unfulfilled conditions attaching to these government grants.
(b)	A grant of RMB15,000,000 was received from the PRC government in 2009 to subsidize the Group’s construction of a new manufacturing plant and related capital expenditures. It has been presented as deferred income (Note 21) and released to income over the useful lives of the related assets.

7.	FINANCE COSTS

	2011	2012	2013	2013
	RMB’000	RMB’000	RMB’000	US$’000
Interest on bank borrowings wholly repayable within five years	60,536	50,916	38,881	6,422
Less: amount capitalized in construction in progress	—	—	(12,878)	(2,127)

	60,536	50,916	26,003	4,295

Borrowing costs capitalized arose on the general borrowing pool and are calculated by applying the following capitalization rates:

	2011	2012	2013

Capitalization rate	N/A	N/A	6.1%

CHINA ZENIX AUTO INTERNATIONAL LIMITED

8.	INCOME TAX EXPENSE

	2011	2012	2013	2013
	RMB’000	RMB’000	RMB’000	US$’000
Current tax:
PRC Enterprise Income Tax (“EIT”)
- current year	90,693	68,151	43,568	7,197
- overprovision in respect of prior years	(3,378)	—	—	—

	87,315	68,151	43,568	7,197
Deferred tax (Note 17):
- current year	23,133	(32)	(291)	(48)
- attributable to change in tax rate	—	(1,234)	(330)	(55)

	110,448	66,885	42,947	7,094

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

Zhengxing Wheel applied for renewal of the High-new technology enterprise status prior to December 31, 2011. It subsequently received an approval notice and an official certificate jointly issued by the relevant Fujian Government authorities in January 2012 and in April 2012 respectively. The certificate is valid for three years commencing from year 2011. According to the relevant PRC regulations, Zhengxing Wheel was entitled to enjoy a preferential tax rate of 15% for the years from 2011 to 2013 provided that the qualifying conditions as a High-new technology enterprise were met.

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

Zhengxing Langfang applied for renewal of the High-new technology enterprise status prior to December 31, 2012. High-new technology enterprise status was not legally effective until an official certificate has been issued. The Group was of the opinion that it is highly likely that the certificate will be issued in the very near future. Accordingly, a reduced rate of 15% has been used in the calculation of Zhengxing Langfang’s PRC EIT for the year ended December 31, 2012.

Zhengxing Langfang subsequently received an approval notice issued by the relevant Henan Government authorities in February 2013. Pursuant to the approval notice, Zhengxing Langfang shall continue to enjoy a preferential tax rate of 15% for the years from 2012 to 2014 provided that the qualifying conditions as a High-new technology enterprise were met.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

8.	INCOME TAX EXPENSE - continued

(c)	Zhengxing Hefei applied for High-new technology enterprise status for the first time prior to December 31, 2010 and subsequently received a certificate jointly issued by the relevant Anhui Government authorities on March 29, 2011. The certificate is valid for three years commencing from year 2010. According to the relevant PRC regulations, Zhengxing Hefei was entitled to enjoy a preferential tax rate of 15% for the years from 2010 to 2012 provided that the qualifying conditions as a High-new technology enterprise were met.

Zhengxing Hefei applied for renewal of the High-new technology enterprise status prior to October 2013. It received an approval notice and an official certificate jointly issued by the relevant Anhui Government authorities in October 2013. Pursuant to the approval notice, Zhengxing Hefei shall continue to enjoy a preferential tax rate of 15% for the years from 2013 to 2015 provided that the qualifying conditions as a High-new technology enterprise were met.

(d)	Zhengxing Chengdu was established in the western region of the PRC and derived more than 70% of its total income from the business of state-encouraged industry as defined under the “Catalogue of Industries Products and Technologies Encouraged by the State of Development” (the “Catalogue”). According to Caishui [2001] No. 202 issued by the Ministry of Finance and the State Administration of Taxation and the General Administration of Customs, it was entitled to enjoy a preferential tax rate of 15% from its date of establishment to December 31, 2010. Such preferential tax treatment is further extended for a period of ten years from 2011 to 2020 on the condition that the enterprise must be engaged in state encouraged industries as defined under the Catalogue pursuant to Caishui [2011] No. 58 issued during 2011. Zhengxing Chengdu should continue to enjoy the preferential tax rate of 15% in 2012 and 2013 provided that it was engaged in the state encouraged industry under the Catalogue.

The tax charge for the years stated below can be reconciled to the profit before taxation per the consolidated statements of comprehensive income as follows:

	2011	2012	2013	2013
	RMB’000	RMB’000	RMB’000	US$’000

Profit before taxation	562,649	428,517	275,600	45,526

Tax at the domestic income tax rate of 25%	140,662	107,129	68,900	11,382
Tax effect of expenses not deductible for tax purpose	7,232	4,750	4,096	677
Overprovision in respect of prior years	(3,378)	—	—	—
Tax effect of tax losses not recognized	9	1,908	173	29
Recognition of tax losses previously not recognized	—	—	(1,923)	(318)
Effect of tax exemption and reliefs granted to PRC subsidiaries	(59,000)	(45,668)	(27,969)	(4,621)
Deferred tax provided on dividends withholding tax of PRC subsidiaries	24,923	—	—	—
Decrease in opening deferred tax liability resulting from a decrease in applicable tax rate	—	(1,234)	(330)	(55)

Tax charge for the years	110,448	66,885	42,947	7,094

CHINA ZENIX AUTO INTERNATIONAL LIMITED

9.	PROFIT FOR THE YEAR

	2011	2012	2013	2013
	RMB’000	RMB’000	RMB’000	US$’000
Profit for the year has been arrived at after charging:

Directors and key management’s remuneration:
- Salary	4,123	5,432	5,694	941
- Retirement benefit scheme contributions	35	39	43	7
- Share-based payment	4,866	1,956	482	80

Total directors and key management’s remuneration	9,024	7,427	6,219	1,028
Other staff costs	228,028	247,617	287,361	44,278
Retirement benefit scheme contributions, excluding those of directors and key management	26,811	30,436	31,710	8,429

Total staff costs	263,863	285,480	325,290	53,735

Cost of inventories recognized as an expense included in:
- Cost of sales	3,005,590	2,795,548	3,011,615	497,483
- Net gain (loss) from sales of scrap materials	571,430	518,964	491,404	81,174
- Research and development expense	47,989	48,698	55,808	10,678

Total cost of inventories recognized as an expense	3,625,009	3,363,210	3,558,827	589,335

Amortization of prepaid lease payments	6,080	10,540	9,425	1,557
Depreciation of property, plant and equipment	116,541	119,900	125,972	20,809
Impairment loss on property, plant and equipment (included in administrative expense)	10,259	—	—	—
Loss on disposal of property, plant and equipment	337	312	538	89

CHINA ZENIX AUTO INTERNATIONAL LIMITED

10.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to owners of the Company is based on the following data:

	2011	2012	2013	2013
	RMB’000	RMB’000	RMB’000	US$’000
Earnings

Profit for the years attributable to owners of the Company	452,201	361,632	232,653	38,432

Number of shares

Weighted average number of ordinary shares for the purposes of basic earnings per share	189,772,493	206,440,000	206,486,356	206,486,356
Effect of dilutive potential ordinary shares Share incentive plan - restricted shares (Note 24 (ii)(b))	—	45,410	13,644	13,644

Weighted average number of ordinary shares for the purpose of diluted earning per share	189,772,493	206,485,410	206,500,000	206,500,000

The Group had no dilutive potential ordinary shares during 2011. The computation of diluted earnings per share in 2012 and 2013 does not assume the exercise of the Company’s share options under the share incentive plan as the exercise price of those options is higher than the average market price for shares (see Note 24(ii)(a)).

The Company was incorporated on July 11, 2008 with an authorized share capital of US$50,000 dividend into 50,000 ordinary shares of US$1 each. Subsequent to the incorporation, the Company issued and allotted 50,000 shares of US$1 each to the shareholders of the Company to provide the initial capital to the Company (the “Old Shares”). Pursuant to a special board resolution on February 21, 2011, the Company resolved to repurchase the Old Shares held by its shareholders in consideration for the issuance of an aggregate 160,000,000 shares (the “Share Repurchase”). Immediately following the Share Repurchase, the Company cancelled the Old Shares and decreased its authorized share capital by US$50,000 divided into 50,000 shares at a nominal value of US$1 each (the “Share Capital Decrease”), resulting in the Company having authorized share capital of US$50,000 divided into 500,000,000 ordinary shares at a nominal value of US$0.0001 each and an issued share capital of US$16,000 divided into 160,000,000 shares having a nominal value of US$0.0001 each.

The calculation of basic and diluted earnings per share for the year ended December 31, 2011 has been adjusted retrospectively to reflect the Share Repurchase and Share Capital Decrease transactions.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

11.	DIVIDENDS

Dividends recognized as distribution during the year:

	2011	2012	2013	2013
	RMB’000	RMB’000	RMB’000	US$’000
2013 final dividend of US nil cents per ordinary share (2011: nil; 2012: US1.5 cents)	—	19,514	—	—

The directors of the Company do not recommend the payment of a dividend for the year ended December 31, 2013 and propose that the profit for that year be retained.

12.	INVENTORIES

	As of December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000

Raw materials	177,492	209,865	34,667
Work in progress	160,125	161,198	26,628
Finished goods	26,734	23,695	3,914

	364,351	394,758	65,209

13.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000

Trade receivables	530,105	666,827	110,152
Prepayments to raw material suppliers	195,627	197,030	32,547
Receivables from sales of scrap materials	62,026	57,467	9,493
Value-added tax receivable	9,685	40,864	6,750
Other receivables	16,002	9,618	1,589

	813,445	971,806	160,531

CHINA ZENIX AUTO INTERNATIONAL LIMITED

13.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS - continued

The Group allows its trade customers an average credit period of 30 to 75 days. The following is an aged analysis of trade receivables presented based on the invoice date at the end of each reporting period, which approximated the respective revenue recognition dates.

	As of December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000

0 - 30 days	318,609	382,486	63,182
31 - 60 days	203,304	268,134	44,293
61 - 90 days	8,192	16,207	2,677

	530,105	666,827	110,152

Before accepting any new customers, the Group assesses the potential customer’s credit quality and defines its credit limits based on the customer’s scale of operations and reputation in the industry.

As of December 31, 2012 and 2013, there was no trade receivable past due that have not been impaired.

Trade receivables denominated in currency other than the functional currency of the relevant group entities are set out below:

	2012	2013
	RMB’000	RMB’000

US$	40,465	33,910

14.	PREPAID LEASE PAYMENTS

	As of December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000
Analyzed for reporting purposes as:

Non-current assets	414,149	404,724	66,856
Current assets	9,425	9,425	1,557

	423,574	414,149	68,413

Prepaid lease payments represent the rights to use the land (the “Land Use Rights”) in the PRC acquired by the Group.

Prepaid lease payments are amortized over the term of the Land Use Right of 50 years on a straight line basis.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

15.	PLEDGED BANK DEPOSITS/FIXED BANK DEPOSITS WITH MATURITY PERIOD OVER THREE MONTHS/BANK BALANCES AND CASH

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

	2012	2013

Range of interest rates (per annum)	0.35% - 3.5%	0.35% - 3.25%

The pledged bank deposits, fixed bank deposits with maturity period over three months and bank balances that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	2012	2013
	RMB’000	RMB’000

US$	9,196	2,439
Hong Kong Dollar (“HK$”)	45	41

CHINA ZENIX AUTO INTERNATIONAL LIMITED

16.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
As of January 1, 2012	654,228	736,044	5,196	13,585	75,586	1,484,639
Additions	—	45,636	885	1,918	293,054	341,493
Disposals	—	(1,603)	(258)	(131)	—	(1,992)
Transfer	79,073	—	—	—	(79,073)	—

As of December 31, 2012	733,301	780,077	5,823	15,372	289,567	1,824,140
Additions	—	60,838	854	2,526	151,773	215,991
Disposals	—	(1,313)	(226)	(127)	—	(1,666)

As of December 31, 2013	733,301	839,602	6,451	17,771	441,340	2,038,465

DEPRECIATION AND IMPAIRMENT
As of January 1, 2012	92,633	199,464	2,586	5,200	—	299,883
Provided for the year	35,435	80,892	927	2,646	—	119,900
Eliminated on disposals	—	(834)	(228)	(125)	—	(1,187)

As of December 31, 2012	128,068	279,522	3,285	7,721	—	418,596
Provided for the year	37,864	84,813	822	2,473	—	125,972
Eliminated on disposals	—	(617)	(214)	(120)	—	(951)

As of December 31, 2013	165,932	363,718	3,893	10,074	—	543,617

CARRYING VALUE
As of December 31, 2012	605,233	500,555	2,538	7,651	289,567	1,405,544

As of December 31, 2013	567,369	475,884	2,558	7,697	441,340	1,494,848

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

As of December 31, 2013	93,723	78,610	423	1,271	72,904	246,931

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

As of December 31, 2012 and 2013, the Group has not yet obtained property ownership certificate for a portion of its buildings having a carrying amount of RMB53,161,000 and RMB50,595,000, respectively. However, in the opinion of the directors of the Company, the absence of such ownership certificates has no material impact to the ownership of such properties to the Group.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

17.	DEFERRED TAXATION

The following are the major deferred tax (assets) liabilities recognized and movement thereon during the current and prior reporting periods.

					Fair value
					adjustments
					on acquisition
		Undistributed		Fair value	of Zhengxing
	Unrealized	profits		adjustment	Wheel
	profit in	of PRC	Deferred	on trade	other than
	inventories	subsidiaries	income	names	trade names	Tax loss	Others*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2012	(1,678)	53,355	(1,992)	4,250	24,067	—	(1,538)	76,464
Charge (credit) to profit or loss	459	—	120	—	(611)	—	—	(32)
Effect of change in tax rate	—	—	—	—	(1,234)	—	—	(1,234)

At December 31, 2012	(1,219)	53,355	(1,872)	4,250	22,222	—	(1,538)	75,198
Charge (credit) to profit or loss	144	—	120	—	(555)	(3,219)	3,219	(291)
Effect of change in tax rate	—	—	—	—	(330)	—	—	(330)

At December 31, 2013	(1,075)	53,355	(1,752)	4,250	21,337	(3,219)	1,681	74,577

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At December 31, 2013	(178)	8,814	(290)	702	3,525	(532)	278	12,319

*	Others include impairment loss on property, plant and equipment, and interest expense capitalized of construction in progress.

For the purpose of presentation in the consolidated statement of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances in the consolidated statements of financial position for financial reporting purposes:

	As of December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000

Deferred tax assets	(4,629)	(4,365)	(721)
Deferred tax liabilities	79,827	78,942	13,040

	75,198	74,577	12,319

At the end of each reporting period, the Group had the followings unused tax losses:

	As of December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000

Unused tax losses	7,693	13,568	2,241

CHINA ZENIX AUTO INTERNATIONAL LIMITED

17.	DEFERRED TAXATION - continued

As of December 31, 2012 and 2013, a deferred tax asset has been recognized in respect of nil and RMB12,878,000 of such losses, respectively. No deferred tax asset in relation to unused tax losses has been recognized in respect of the remaining RMB7,693,000 and RMB690,000 to the years ended December 31, 2012 and 2013, respectively, due to the unpredictability of future profit streams. The unused tax losses could be carried forward to offset future taxable profit for five years from the year of origination and will expire at various dates up to and including 2017.

As of December 31, 2012, unused tax losses for which no deferred tax asset has been recognized of RMB62,000 and RMB7,631,000 will expire in 2016 and 2017 respectively. As of December 31, 2013, unused tax loss for which no deferred tax asset has been recognized of RMB690,000 will expire in 2018.

Under the PRC EIT law, withholding income tax is imposed on dividend paid by PRC entities out of its profits earned since January 1, 2008 to its overseas investors (including Hong Kong investors). Deferred taxation on the undistributed profits of the PRC subsidiaries has been provided in the consolidated financial statements to the extent that in the opinion of the directors of the Company such profits will be distributed in the foreseeable future.

The aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2012 and 2013 were RMB893,770,000 and RMB1,128,154,000 (US$186,357,000), respectively, as the Group is able to control the timing of the reversal of such temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future.

18.	INTANGIBLE ASSETS

	RMB’000	US$’000
COST
As of January 1, 2012, December 31, 2012 and 2013	17,000	2,808

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

18.	INTANGIBLE ASSETS - continued

The recoverable amount of the intangible assets has been determined based on a value in use calculation. For impairment testing purpose, the calculation uses cash flow projections covering a 5-year period, and a discount rate of 14.1% (2012: 13.2%). The cash flows beyond the 5-year period are extrapolated with 3% (2012: 3%) growth rate. This growth rate does not exceed the average long-term growth rate for the relevant industry. Other key assumptions for the value in use calculations relate to the estimation of cash inflows which include estimated sales and gross margin. Such estimation is based on the cash generating unit’s past performance and management’s expectations for market development. The management of the Company are of the opinion that their expectation on the potential profitability could be met and as a result, no intangible assets were impaired for both years.

Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of the intangible assets to exceed the recoverable amount of the intangible assets.

19.	TRADE AND OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000

Trade payables	58,789	78,113	12,903
Bills payable - secured	707,600	766,000	126,534

	766,389	844,113	139,437

Deposits from distributors	167,000	169,800	28,049
Payables in respect of acquisition of property, plant and equipment	23,529	17,543	2,898
Other tax payables	31,386	9,148	1,511
Other payable and accruals	71,791	91,568	15,126

	293,706	288,059	47,584

	1,060,095	1,132,172	187,021

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

19.	TRADE AND OTHER PAYABLES AND ACCRUALS - continued

The aging analysis of the Group’s trade payables presented based on invoice date (including bills payable which is analyzed based on issue date) as at the end of each reporting period is as follows:

	As of December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000

0 - 30 days	194,755	210,301	34,739
31 - 60 days	91,134	137,812	22,765
61 - 90 days	106,500	100,000	16,519
91 - 180 days	374,000	396,000	65,414

	766,389	844,113	139,437

20.	SHORT-TERM BANK BORROWINGS

	As of December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000

Fixed-rate bank borrowings	700,000	558,000	92,175

Analyzed as:
Secured	210,000	180,000	29,734
Unsecured	490,000	378,000	62,441

	700,000	558,000	92,175

Bank borrowings carried the following range of interest rates at the end of the respective reporting period:

	2012	2013

Fixed-rate bank borrowings	6.0% - 6.56%	6.0%

All the Group’s bank borrowings are denominated in the functional currency of the relevant group entities.

Details of assets pledged in respect of the Group’s secured bank borrowings are set out in Note 25. As of December 31, 2012 and 2013, bank borrowings of RMB700,000,000 and RMB558,000,000, respectively, are guaranteed by certain subsidiaries of the Company.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

21.	DEFERRED INCOME

Deferred income represents government subsidy received in support of the Group’s plant and production capacity expansion. Government subsidy of RMB15,000,000 received by the Group in 2009 has been recognized as deferred income and released to income over the useful lives of the related assets.

22.	CAPITAL STRUCTURE

	Number of shares	Amount	Amount
		RMB’000	US$’000
Authorized:
As of January 1, 2012 and December 31, 2012 and 2013 of US$0.0001 each	500,000,000	340

Issued at nominal value:
As of January 1, 2012 and 2013	206,440,000	136
Issue of shares pursuant to Share Incentive Plan (note)	60,000	—

As of December 31, 2012 and 2013	206,500,000	136	22

Note:	On March 25, 2013, the Company allotted and issued 20,000 ordinary shares of a par value of US$0.0001 to each of the three independent non-executive directors, including William John Sharp (“Mr. Sharp”), Ian Frances Wade (“Mr. Wade”), and Yichun Zhang (“Mr. Zhang”), pursuant to the vesting of restricted share unit award agreement made between the Company and the independent directors (see Note 24(ii)(b)).

23.	CAPITAL COMMITMENTS

	As of December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of:
- acquisition of property, plant and equipment	80,388	63,194	10,439

CHINA ZENIX AUTO INTERNATIONAL LIMITED

24.	SHARE-BASED PAYMENT TRANSACTIONS

(i)	Restricted shares awarded by Newrace

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

The Company completed its IPO on May 17, 2011 (the “Registration Date”) and 516,100 shares of US$0.0001 each in the Company were awarded to the management executive (the “Newrace Restricted Shares”) subject to his continuous employment with the Company and in accordance with the following vesting schedule:

•	35% of the Newrace Restricted Shares vested on May 17, 2011;

•	25% of the Newrace Restricted Shares vested on December 31, 2011,

•	20% of the Newrace Restricted Shares vested on December 31, 2012,

•	20% of the Newrace Restricted Shares vested on December 31, 2013

In addition to the above vesting conditions, the management executive has also agreed not to sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale of, pledge or otherwise transfer or dispose of any interest in the Newrace Restricted Shares during the 200-day period following the Registration Date.

The total fair value of the Newrace Restricted Shares determined at the date of grant is approximately US$600,000(equivalent to RMB3,863,000) calculated using the Binomial Option Pricing model. The major assumptions used for the calculation are as follows:

Estimated share price at date of grant	US$1.52
Expected volatility	44.77% to 62.89%
Expected life	0.4 to 3.04 years
Risk free rate	0.15% to 1.01%
Lock-up discount	11.19% to 39.53%

The expected volatility was estimated based on the historical daily share price volatility of comparable companies over a historical period commensurate with the locked-up period of the Newrace Restricted Shares.

The award of Newrace Restricted Shares is regarded as a contribution by the Company’s equity participant. Accordingly, the Company recognized share-based payment expense of RMB2,984,000, RMB623,000 and RMB222,000 for the years ended December 31, 2011, 2012 and 2013, respectively, in relation to the Newrace Restricted Shares with reference to their vesting period, with a corresponding credit to the Company’s capital reserve account.

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

•

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

•

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

•

The term of each Award shall be the term stated in the Award agreement provided, however, that the term of an Share Option shall be no more than 10 years from the date of grant thereof. However, in the case of a Share Option granted to a grantee who, at the time the Share Option is granted, owns Shares representing more than 10% of the voting power of all classes of shares of the Company or any parent or subsidiary of the Company (“10% Shareholder”), the term of the Share Option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the Award agreement. Notwithstanding the foregoing, the specified term of any Award shall not include any period for which the grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Award.

•	The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other later date as is determined by the Administrator.

•

The exercise price of an Share Option shall be not less than 100% of the quoted market value of the Share on the New York Stock Exchange on the date of grant unless the grantee is a 10% Shareholder in such a case the exercise price shall be not less than 110% of the quoted market value of the Share on the New York Stock Exchange on the date of grant.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

24.	SHARE-BASED PAYMENT TRANSACTIONS - continued

(ii)	Share Incentive Plan (the “Plan”) - continued

•	In the case of SAR, the base appreciation amount shall not be less than 100% of the quoted market value of the Share on the New York Stock Exchange on the date of grant.

•	In the case of other Awards, the purchase price shall be determined by the Administrator.

(a)	On August 17, 2011 (the “Grant Date”), pursuant to the Plan and in accordance with an employment agreement with a management executive of the Company, the Company granted the management executive Share Option to subscribe for a total of 1,032,200 Shares at an exercise price of US$1.175 per share (being the market value of the Shares on the Grant Date). One-third of the Shares subject to the Share Options shall vest on December 17, 2011 (the “Vesting Commencement Date”), with the remaining Shares vesting ratably on a monthly basis for the twenty four month period following the Vesting Commencement Date. As of December 31, 2012 and 2013, the number of exercisable option shares were 688,136 and 1,032,200 respectively.

The following table discloses movements in the Company’s Share Option during the years ended December 31, 2012 and 2013:

Date of grant	Vesting period	Exercise price		Exercisable period	Fair value of each option		Number of option shares outstanding as of 1.1.2012, 12.31.2012 and 2013

8.17.2011	8.17.2011 to 12.17.2013	US$	1.175	12.18.2011 to 8.17.2019	US$	0.4807 to US$0.4993	1,032,200

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

(b)	During the year ended December 31, 2012, the Company granted of 5,000 restricted share units to each of the Company’s three independent non-executive directors (totaling 15,000 restricted shares, representing a total of 60,000 shares). Such shares are to be fully vested on the second business day following the public release of the Company’s earnings results for the year ended December 31, 2012. The estimated fair value of these share grants is approximately US$58,000 (equivalent to RMB365,000). On March 25, 2013, the Company allotted and issued 20,000 ordinary shares of a par value of US$0.0001 to each of the three independent non-executive directors, pursuant to the vesting of the above restricted share unit award agreement (see Note 22).

The Group recognized total share-payment expenses of RMB1,882,000, RMB1,333,000 and RMB260,000 for the years ended December 31, 2011, 2012 and 2013, respectively in relation to the Share Option and the restricted share units with reference to their vesting period.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

25.	PLEDGE OF ASSETS

At the end of each reporting period, the carrying value of the Group’s assets which were pledged to secure credit facilities granted to the Group are as follows:

	As of December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000

Bank deposits	70,884	76,600	12,653
Property, plant and equipment	59,392	83,773	13,838
Prepaid lease payments	46,883	63,817	10,542

	177,159	224,190	37,033

26.	RETIREMENT BENEFIT PLANS

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

The amount of contributions to retirement benefit scheme was RMB26,846,000, RMB30,475,000 and RMB31,753,000 (US$5,245,000) for the years ended December 31, 2011, 2012 and 2013, respectively.

27.	RELATED PARTY DISCLOSURES

(i)	Certain patents representing technology for wheel production registered in the name of Mr. Lai, a director of the Company were used by the Group free of charge during the year ended December 31, 2011.

(ii)	Compensation of key management personnel

The emoluments of directors of the Company and other members of key management during the years ended December 31, 2011, 2012 and 2013 are set out in Note 9.

28.	MAJOR NON-CASH TRANSACTION

The Group recognized share-based payment expense of approximately RMB4,866,000, RMB1,956,000 and RMB482,000 during the years ended December 31, 2011, 2012 and 2013, respectively (see Note 24).

CHINA ZENIX AUTO INTERNATIONAL LIMITED

29.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged during the reporting periods.

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

The Group manages capital risk by reference to total equity compared with bank borrowing. As of December 31, 2012 and 2013, these metrics were as follows:

	As of December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000

Bank borrowings	700,000	558,000	92,175

Total Equity	2,279,699	2,512,834	415,091

		2012	2013
Debt to equity ratio		81.7%	71.3%

30.	FINANCIAL INSTRUMENTS

(a)	Categories of financial instruments

	As of December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000
Financial assets
Loans and receivables (including cash and cash equivalents)	1,653,768	1,716,178	283,492

Financial liabilities
Amortized cost	1,726,595	1,679,247	277,392

CHINA ZENIX AUTO INTERNATIONAL LIMITED

30.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies

The Group’s major financial instruments include trade and other receivables, trade and other payables, pledged bank deposits, fixed bank deposits with maturity period over three months, bank balances and cash and bank borrowings. Details of the financial instruments are disclosed in the respective notes. The risks associated with these financial instruments include market risk, credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Interest rate risk

The Group is exposed to fair value interest rate risk in relation to fixed-rate bank borrowings and fixed bank deposits, which carry fixed interest rate, as detailed in the liquidity risk tables below. The Group is also exposed to cash flow interest rate risk in relation to bank deposits and pledged bank deposits because these balances carry interest at prevailing rates and they are of short maturity.

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

Sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rates for bank deposits and pledged bank deposits at the end of the reporting periods. The analysis is prepared assuming the amounts outstanding at the end of the reporting periods were outstanding for the whole year. If interest rates had been 10 basis points higher/lower for bank deposits and pledged bank deposits, and all other variables were held constant, the Group’s profit for the year would have increased/(decreased) by the following amount:

	2012	2013	2013
	RMB’000	RMB’000	US$’000

Pre-tax profit for the year	898	825	136

CHINA ZENIX AUTO INTERNATIONAL LIMITED

30.	FINANCIAL INSTRUMENTS - continued

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

The Group’s total trade receivables due from the five largest customers accounted for 26.0% and 22.3% of its total trade receivables as of December 31, 2012 and 2013, respectively.

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

Currency risk

The Group has foreign currency sales which expose the Group to risk due to changes in foreign exchange rates. At the end of each reporting period, the carrying amounts of the Group’s monetary assets denominated in a currency other than the functional currency of the relevant entities were as follows:

	As of December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000

Assets (HK$)	45	41	7
Assets (US$)	49,661	36,349	6,004

Sensitivity analysis

The Group’s foreign currency risk is mainly concentrated on the fluctuation of US$ and HK$. The following table details the Group’s sensitivity to a 5% increase and decrease in RMB against the relevant foreign currencies. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the years end for a 5% change. On this basis, if RMB strengthens against foreign currencies by 5%, the Group’s pre-tax profit for the year would decrease by the following amount, and vice versa.

	2012	2013	2013
	RMB’000	RMB’000	US$’000

Pre-tax profit for the year	2,485	1,819	300

CHINA ZENIX AUTO INTERNATIONAL LIMITED

30.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of borrowings.

The following tables detail the Group’s contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest dates on which the Group can be required to pay. The tables include both interest and principal cash flows.

Liquidity risk tables

	Weighted average effective interest rate	On demand/ less than 3 months	3 months to 1 year	Total undiscounted cash flows	Carrying amount	Carrying amount
	%	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As of December 31, 2012
Non-derivative financial liabilities
Trade and other payables	—	692,995	333,600	1,026,595	1,026,595	164,780
Bank borrowings - fixed rate	6.28	228,992	494,579	723,571	700,000	112,358

		921,987	828,179	1,750,166	1,726,595	277,138

As of December 31, 2013
Non-derivative financial liabilities
Trade and other payables	—	725,247	396,000	1,121,247	1,121,247	185,217
Bank borrowings - fixed rate	6.00	211,210	364,137	575,347	558,000	92,175

		936,457	760,137	1,696,594	1,679,247	277,392

(c)	Fair value

The fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the consolidated statements of financial position approximate their fair values.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

31.	OPERATING LEASES

The Group as lessee

	Year ended December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000
Minimum lease payments paid under operating leases during the year:
Premises	1,247	1,080	178

At the end of each reporting period, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of office properties, which fall due as follows:

	As of December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000
Office properties
Within one year	1,247	1,080	178
In the second to fifth years inclusive	1,080	—	—

	2,327	1,080	178

Operating lease payments represent rentals payable by the Group for certain of its office properties. Leases of office properties are negotiated for an average term of 3 years with fixed rentals.

32.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the board of directors and authorized for issue on April 28, 2014.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

	2011	2012	2013
	RMB’000	RMB’000	RMB’000

Other income	—	2,541	—
Net exchange gain (loss)	(882)	553	922
Administrative expenses	(19,690)	(20,899)	(10,579)

Loss and total comprehensive expense for the year	(20,572)	(17,805)	(9,657)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

	As of December 31,
	2012	2013
	RMB’000	RMB’000
ASSETS
Current assets
Prepayment	1	183
Bank balances	385	563

	386	746

Non-current asset
Investment in a subsidiary	940,198	940,198

Total assets	940,584	940,944

EQUITY AND LIABILITIES
Current and total liabilities
Other payables	10,311	14,169
Amount due to a subsidiary	30,124	35,801

	40,435	49,970

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,440,000 and 206,500,000 ordinary shares issued and outstanding as of December 31, 2012 and 2013, respectively)	136	136
Additional paid-in capital	391,711	392,076
Reserves	508,302	498,762

Total equity	900,149	890,974

Total equity and liabilities	940,584	940,944

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

	Share capital	Additional paid in capital	Capital reserve	Share incentive plan reserve	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2011	106	234	546,155	—	(17,206)	529,289
Loss and total comprehensive expense for the year	—	—	—	—	(20,572)	(20,572)
Capital contribution	—	—	10,908	—	—	10,908
Issue of shares through initial public offering	30	452,404	—	—	—	452,434
Transaction costs attributable to issue of shares	—	(41,413)	—	—	—	(41,413)
Recognition of equity-settled share-based payments	—	—	2,984	1,882	—	4,866

As of December 31, 2011	136	411,225	560,047	1,882	(37,778)	935,512
Loss and total comprehensive expense for the year	—	—	—	—	(17,805)	(17,805)
Dividends recognized as distribution	—	(19,514)	—	—	—	(19,514)
Recognition of equity-settled share-based payments	—	—	623	1,333	—	1,956

As of December 31, 2012	136	391,711	560,670	3,215	(55,583)	900,149
Loss and total comprehensive expense for the year	—	—	—	—	(9,657)	(9,657)
Issue of shares pursuant to Share Incentive Plan	—	365	—	(365)	—	—
Recognition of equity-settled share-based payments	—	—	222	260	—	482

As of December 31, 2013	136	392,076	560,892	3,110	(65,240)	890,974

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

	2011	2012	2013
	RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES
Loss for the year	(20,572)	(17,805)	(9,657)
Adjustment for share-based payments	4,866	1,956	482
Exchange gain	—	—	(778)

Operating cash flows before movements in working capital	(15,706)	(15,849)	(9,953)
Decrease (increase) in prepayment	2,378	(1)	(182)
(Increase) decrease in other payables	(8,991)	4,744	6,455
Increase (decrease) in amount due to a subsidiary	8,166	(411)	3,870

NET CASH FROM (USED IN) OPERATING ACTIVITIES	(14,153)	(11,517)	190

CASH USED IN INVESTING ACTIVITY
Investment in a subsidiary	(394,148)	—	—

FINANCING ACTIVITIES
Proceeds from issue of shares through initial public offering	452,434	—	—
Capital contribution from a shareholder	10,908	—	—
Transaction cost paid attributable to issue of shares	(41,413)	—	—
Advance from a subsidiary	—	18,206	—
Dividend paid	—	(19,491)	—

NET CASH FROM (USED IN) FINANCING ACTIVITIES	421,929	(1,285)	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,628	(12,802)	190

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	—	13,210	385

EFFECT OF CHANGE IN FOREIGN CURRENCY RATE	(418)	(23)	(12)

CASH AND CASH EQUIVALENTS AT END OF THE YEAR
- representing bank balances	13,210	385	563

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

For the purpose of presenting the financial information of the parent company only, the Company records its investment in subsidiaries under the cost method of accounting. Such investment is presented on the statements of financial position as “Investment in a subsidiary” at cost less any identified impairment loss.

As of December 31, 2012 and 2013, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Group’s consolidated financial statements, if any.

For all years presented, there were no cash dividends paid to the Company by its consolidated subsidiaries.