Form 20-F
period 2014-12-31
China Zenix Auto International Ltd
filed 2015-04-30
CIK 1506756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐ Yes  ☐ No

i

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

The following selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated statements of financial position data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2010 and 2011, and the selected consolidated statements of financial position data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

You should read the selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and Item 5 “Operating and Financial Review and Prospects.” Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2010		2011		2012		2013		2014		2014
	RMB		RMB		RMB		RMB		RMB		US$
	(in thousands, except per share data)
Selected Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue		3,199,804		4,093,874		3,737,965		3,802,308		3,334,355		537,400
Cost of sales		(2,387,782)		(3,005,590)		(2,795,548)		(3,011,615)		(2,744,896)		(442,396)

Gross profit		812,022		1,088,284		942,417		790,693		589,459		95,004
Other income, gain and loss		6,110		11,653		17,066		27,300		25,781		4,155
Net exchange (loss) gain		(2,614)		(5,832)		922		(7,438)		1,664		269
Selling and distribution costs		(197,635)		(256,487)		(252,109)		(274,825)		(253,846)		(40,913)
Research and development expenses		(44,698)		(85,398)		(90,823)		(91,632)		(98,040)		(15,801)
Administrative expenses		(99,432)		(129,035)		(138,040)		(142,495)		(149,481)		(24,092)
Finance costs		(57,928)		(60,536)		(50,916)		(26,003)		(17,606)		(2,838)

Profit before taxation		415,825		562,649		428,517		275,600		97,931		15,784
Income tax expense		(88,055)		(110,448)		(66,885)		(42,947)		(18,704)		(3,015)

Profit and total comprehensive income for the year		327,770		452,201		361,632		232,653		79,227		12,769

Profit and total comprehensive income attributable to:
Owners of the Company		327,770		452,201		361,632		232,653		79,227		12,769

Earnings per share
Basic	RMB	2.05	RMB	2.38	RMB	1.75	RMB	1.13	RMB	0.38	US$	0.06
Diluted	RMB	2.05	RMB	2.38	RMB	1.75	RMB	1.13	RMB	0.38	US$	0.06

Earnings per ADS
Basic	RMB	8.19	RMB	9.53	RMB	7.00	RMB	4.51	RMB	1.53	US$	0.25
Diluted	RMB	8.19	RMB	9.53	RMB	7.00	RMB	4.51	RMB	1.53	US$	0.25

Dividend declared and paid per share		—		—		0.09		—		—		—

	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share data)
Selected Consolidated Statements of Financial Position Data:
ASSETS
Current assets
Inventories	493,381	552,104	364,351	394,758	382,067	61,578
Trade and other receivables and prepayments	766,432	1,108,182	813,445	971,806	921,653	148,544
Prepaid lease payments	6,080	8,332	9,425	9,425	9,425	1,519
Pledged bank deposits	71,433	96,211	70,884	76,600	59,100	9,525
Fixed bank deposits with maturity period over three months	—	105,000	160,000	160,000	260,000	41,904
Bank balances and cash	318,020	729,621	827,271	748,744	556,990	89,770

Total current assets	1,655,346	2,599,450	2,245,376	2,361,333	2,189,235	352,840

Non-current assets
Property, plant and equipment	1,198,652	1,184,756	1,405,544	1,494,848	1,525,567	245,877
Prepaid lease payments	266,875	371,142	414,149	404,724	395,299	63,711
Deposits paid for acquisition of property, plant and equipment	2,503	40,849	55,198	21,540	1,590	256
Deferred tax assets	3,974	5,208	4,629	4,365	4,356	702
Intangible assets	17,000	17,000	17,000	17,000	17,000	2,740

Total non-current assets	1,509,004	1,618,955	1,896,520	1,942,477	1,943,812	313,286

Total assets	3,164,350	4,218,405	4,141,896	4,303,810	4,133,047	666,126

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	960,907	1,168,319	1,060,095	1,132,172	938,251	151,218
Amount due to a shareholder	—	—	—	—	5,507	888
Taxation payable	24,234	21,810	10,594	10,977	1,063	171
Short-term bank borrowings	813,500	998,500	700,000	558,000	508,000	81,875

Total current liabilities	1,798,641	2,188,629	1,770,689	1,701,149	1,452,821	234,152

Non-current liabilities
Bank borrowings	238,500	—	—	—	—	—
Deferred income	13,275	12,479	11,681	10,885	10,088	1,626
Deferred tax liabilities	57,305	81,672	79,827	78,942	78,077	12,584

Total non-current liabilities	309,080	94,151	91,508	89,827	88,165	14,210

Total liabilities	2,107,721	2,282,780	1,862,197	1,790,976	1,540,986	248,362

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 shares issued and outstanding as of December 31, 2013 and 2014)	106	136	136	136	136	22
Additional paid in capital	234	411,225	391,711	392,076	392,076	63,191
Reserves	1,056,289	1,524,264	1,887,852	2,120,622	2,199,849	354,551

Total equity attributable to owners of the Company	1,056,629	1,935,625	2,279,699	2,512,834	2,592,061	417,764

Total equity and liabilities	3,164,350	4,218,405	4,141,896	4,303,810	4,133,047	666,126

Exchange Rate Information

Our business is primarily conducted in the PRC, and we expect that most of our revenue will be denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts in this annual report were made at the rate of RMB6.2046 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014.

	Noon Buying Rate
	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6.2591
October	6.1124	6.1251	6.1107	6.1385
November	6.1429	6.1249	6.1117	6.1429
December	6.2046	6.1886	6.1490	6.2256
2015
January	6.2495	6.2181	6.1870	6.2535
February	6.2695	6.2518	6.2399	6.2695
March	6.1990	6.2386	6.1955	6.2741
April (through April 29, 2015)	6.1930	6.2000	6.1927	6.2152

Source: The exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

As the PRC economy developed, domestic commercial vehicle sales had enjoyed a relatively long period of growth, which partially drove the domestic sales of our products. Domestic commercial vehicle sales decreased, however, since 2011 primarily due to the prolonged slowdown in the global economy and PRC government policies including control over capital investment and cancellation of the government stimulus measures implemented to assist the automotive industry in 2009 and 2010. As a result, the rate of growth of our PRC aftermarket and OEM sales decreased starting from 2011 and more significantly in 2012. In 2013, our PRC aftermarket and OEM sales, however, increased slightly compared to 2012, primarily due to the gradual recovery of the global economy as well as an increase in domestic commercial vehicle sales in 2013 in anticipation of the promulgation of a policy that would substantially increase the prices of automotives. In the second half of 2014, a slowdown in PRC economy resulted in a reduction of construction and infrastructure related activities, which led to a sluggish demand in our aftermarket segment. In the second half of 2014, our OEM sales also decreased as truck manufacturers cut back on new vehicle production in light of the looming switch from National III to National IV emission standard and the need to decrease inventory of current model of National III compliance vehicles prior to launching National IV compliance vehicles.

Outside the PRC, our international sales have been affected by the recent global financial crisis which began in the second half of 2008, as some of the countries to which we export our products experienced an economic slowdown and the demand in the international automotive market reduced significantly between 2008 and 2009. Despite the ongoing economic difficulties in various markets, including India, our international sales improved from 2011 to 2012 as a result of our enhanced sales and marketing efforts in various countries in Asia. However, notwithstanding the growth of our sales in various countries in Asia, our international sales decreased from 2012 to 2013, primarily due to an increase in the anti-dumping duties imposed by the Indian government in India, which has resulted in a substantial decrease in our sales to the Indian market. From 2013 to 2014, the depreciation of Indian rupee also adversely affected the Indian economy. As a result, we nearly ceased our sales to the Indian market. On the other hand, we had also gained new headway in the SouthEast Asian market, particularly with respect to Thailand. In addition, the implementation, renewal, change or cancellation of any government policies in the future, such as economic stimulus or tightening measures or currency controls, in the PRC or in any of the international markets where our products are sold, may significantly affect our business.

If the demand for our steel wheels declines as a result of changes of economic conditions in the automotive industry or does not grow at the pace we anticipate, our business, financial condition, results of operations and prospects could be harmed.

We are reliant on our major customers and currently do not have multi-year contracts with almost all such customers.

We rely on our major customers. In 2012, 2013 and 2014, the aggregate sales to our five largest customers (including the PRC aftermarket, PRC OEMs and international sales) accounted for 19.0%, 18.6% and 18.8% of our revenue, respectively. For example, Anhui Jianghuai Automobile Group, our largest customer worldwide in 2012,2013 and 2014 accounted for 5.0%, 5.3% and 5.1% of our revenue for 2012, 2013 and 2014, respectively. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2014, such network consisted of 4,374 distributors in the PRC, including 23 tier-one distributors, 2,857 exclusive tier-two distributors and 1,494 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. In addition, we sell our products outside the PRC to both international distributors in the aftermarket and directly to international OEMs, primarily in Thailand and more than 29 other countries worldwide. Although we generally have longstanding business relationships with our major customers, we do not have multi-year contracts with almost all such customers. For our aftermarket customers in the PRC, we sign distribution agreements with our tier-one distributors and three-party distribution agreements with our tier-one distributors and exclusive tier-two distributors. These agreements are automatically renewed every year unless terminated by the parties. We do not, however, enter into any contracts with our non-exclusive tier-two distributors to which the tier-one distributors resell our products. For our OEM customers in the PRC, we typically sign framework agreements that are renewable every year upon mutual agreement. Under these framework agreements, the volume of products to be sold in any given period is not fixed and the sale price is fixed but is periodically revised based on the market price of steel and mutual agreement between the parties. For our ten largest international customers, we enter into strategic cooperation agreements which are renewable every three years upon mutual agreement unless terminated by the parties and pursuant to which such customers place orders from time to time that specify the actual price and amount of purchases. Our remaining international customers purchase our products pursuant to standalone purchase orders.

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

A significant portion of our revenue comes from distributors, on which we exclusively rely to reach the aftermarket in the PRC. We have 23 tier-one distributors in the PRC, with whom we have direct contractual relationships. In turn, these tier-one distributors resell our products to tier-two distributors. Our five largest tier-one distributors accounted for 16.7%, 16.6% and 16.7% of our revenue in 2012, 2013 and 2014, respectively. We believe that we will continue to generate a significant portion of our revenue from sales to our tier-one distributors in the PRC.

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

Our products are mainly sold in the PRC, but international sales to Thailand and more than 29 other countries worldwide, both to international distributors and OEMs, are significant, accounting for 16.2%, 14.7% and 15.5% of our revenue in 2012, 2013 and 2014, respectively. As a result, our operations and financial performance are affected by the social, economic, political and regulatory conditions in these countries and countries where we may operate or where our products may be sold in the future. Furthermore, regulations and policies affecting trade and bilateral relations between the PRC and the countries and regions to which we export our products can adversely affect our international sales in those countries and regions.

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

In addition, we have faced trade barriers in our international markets. For example, the Indian government initiated proceedings in 2006 to impose anti-dumping duties on Indian companies for importing steel wheel products from the PRC primarily in an attempt to protect local Indian steel wheel manufacturers, which generally do not offer steel wheels at the prices that we and our PRC competitors are able to offer in India. We participated in the relevant investigation and proceedings initiated by the Indian government, which ended in 2007. As a result of our efforts, Indian importers are subject to a lower import tax rate when importing from us compared to some of our PRC competitors. The Indian government initiated similar proceedings in 2012 and increased the anti-dumping duties from 14,710 Indian Rupee per ton to 30,700 Indian Rupee per ton starting from 2013, which has resulted in a substantial decrease in our sales to the Indian market. Combined with a recessive economy that is brought on in part by the depreciation of Indian rupee, we nearly ceased our sales to the Indian market by 2014. We and our products may from time to time be subject to further import taxes or anti-dumping duties in India and other countries where our products are sold, which could have an adverse impact on the prices and sales of our products in those countries. In addition, responding to any initiation of protection measures against us or our products in our international markets may significantly divert the resources and attention of our management.

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

As we operate in a highly competitive industry, we currently face competition from other manufacturers of steel and aluminum wheels in the PRC. In the PRC market, we primarily compete with companies such as Shandong Xingmin Wheel, Dongfeng Motor Wheel, Changchun FAWAY Automobile Components, Xiamen Sunrise Wheel and Alcoa Inc. In the international market, we primarily compete with various local wheel manufacturers at each of our sales region. Our success depends, among other things, on our ability to maintain and improve our products and production capabilities to meet the needs of our existing and new customers. In particular, there is intense competition for a limited number of OEM customers. If our products do not meet the requirements of our existing and new customers, if our competitors offer better products or more competitive prices for similar products, or if our products otherwise fail to compete successfully in the industry, our financial performance may be adversely affected.

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

We have undergone a series of expansions to our existing manufacturing facilities in recent years, including in 2010, 2011 and the first half of 2012. While we temporarily suspended such expansion in the second half of 2012 and continued to suspend such expansion in 2013 primarily due to a decrease in our PRC aftermarket and OEM sales, we intend to resume our expansion plan and further steadily expand our manufacturing facilities in the long-term depending on market conditions. In addition, we are in the process of establishing a new aluminum wheel manufacturing facility, for which we purchased the principal equipment and trained a number of technicians during 2014, and expect to begin commercial production in the third quarter of 2015.

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

Labor is a key component of our manufacturing operations in the PRC. In addition to the labor contract law, discussed below in “—Risks Relating to Doing Business in the PRC—The enforcement of the PRC labor contract law and its implementation rules and increase in labor costs in the PRC may adversely affect our business and our profitability,” other factors may increase our costs of labor in the PRC. As the PRC economy continues to develop, its labor force is becoming more educated and is undergoing other demographic changes. As a result, the number of available workers for our manufacturing operations may decrease or such workers may demand higher wages. In addition, increases in the size or number of our competitors or other manufacturing businesses may adversely affect our ability to recruit and retain workers for our own manufacturing operations. Our total staff costs in 2012, 2013 and 2014 were RMB285.5 million, RMB325.3 million and RMB332.9 million (US$53.7 million), which represented 7.6%, 8.6% and 10.0% of our revenue in each of those years, respectively. A significant increase in labor costs for our operations in the PRC could adversely affect our business, financial condition, results of operations and prospects.

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

For our PRC aftermarket sales, our tier-one distributors are required to provide us a credit deposit typically equal to approximately one-month of indicative annual purchase amount. Depending on the actual sales amount, we typically provide our tier-one distributors a credit term of 45 to 55 days from the delivery of our products. We typically provide our OEM customers in the PRC a credit term of 55 to 75 days from the delivery of our products, depending on the sales amount and, in 2014, we extended credit terms to 90 days to allevitae the stress of some of our OEM customers. For international sales, we typically provide our customers a credit term of 30 days from delivery of our products. For certain new international customers, we require payment of the entire purchase price at the time of purchase. As of December 31, 2012, 2013 and 2014, we had trade receivables of RMB530.1 million, RMB666.8 million and RMB577.1 million (US$93.0 million), respectively, which represented 14.2%, 17.5% and 17.3% of our revenue in each of those years, respectively.

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

We have developed a large portfolio of intellectual property rights in the PRC to protect the technologies, inventions and improvements significant to our business, and we believe that this is important for us to maintain a competitive advantage in the marketplace. As of December 31, 2014, we owned a total of 91 patents in the PRC. In addition, we had registered 539 trademarks with China’s Trademark Office as of December 31, 2014, and are currently in the process of applying for 29 additional trademarks in the PRC. We also have a number of trademarks and trademark applications in a number of the countries to which we export our products.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2014. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could also result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation. Furthermore, if we fail to maintain effective internal control over financial reporting in the future, we may also need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

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

Prior to January 1, 2008, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory tax rate of 33.0%. The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation rules issued by the State Council of the PRC, or the State Council, became effective as of January 1, 2008. The EIT Law provides that all enterprises in the PRC, including foreign-invested companies, are subject to a uniform 25.0% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Accordingly, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory rate of 25.0% after January 1, 2008, except for (i) Zhengxing Wheel, which has been recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2008 to 2016. (ii) Zhengxing Group Langfang Wheel Co., Ltd., which has been recognized as a “High and New Technology Enterprise” enjoys a preferential tax rate of 15.0% from 2009 to 2014, (iii) Zhengxing Group Hefei Wheel Co., Ltd., which has been recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2010 to 2015 (the preferential tax rate of 15.0% applied retrospectively for 2010, the effect of which was not reflected in our income tax expense in 2010, and relevant adjustments were made in our consolidated financial statements for 2011) and (iv) Zhengxing Group Chengdu Wheel Co., Ltd., which was incorporated in the western region of the PRC in July 2004 and derived more than 70.0% of its total income from the business of state-encouraged industry, and enjoys a preferential tax rate of 15.0% from its inception in 2004 to 2020.

These preferential income tax rates are subject to periodic review and renewal by PRC authorities. If our subsidiaries fail to maintain their preferential tax statuses, their applicable EIT rate may increase to up to 25.0%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

We also benefit from PRC tax policies designed to encourage exports. In the PRC, steel wheels are normally subject to a value-added tax, or VAT, of 17.0%, but we receive a full rebate of or exemption from the VAT for the steel wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB104.3 million, RMB91.5 million and RMB85.9 million (US$13.8 million) in 2012, 2013 and 2014, respectively. However, these VAT exemptions and rebates for exported steel wheels may be eliminated by the PRC government. If this occurs, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We incurred non-cash share-based compensation expenses in 2012 and 2013. If our company or shareholders grant restricted shares, share options and other share-based compensation to our employees, directors or consultants in consideration of their services to our company in the future, we may incur additional non-cash share-based compensation expenses, and our net income may be adversely affected.

Newrace Limited, one of our shareholders, has made a grant of restricted ordinary shares to Mr. Yifan Li, our former chief financial officer, in consideration of his service to our company. As a result of this grant of restricted shares by Newrace Limited, we incurred non-cash share-based compensation expenses of RMB0.6 million, RMB0.2 million and nil in 2012, 2013 and 2014, respectively. We also incurred non-cash share-based compensation expenses of RMB1.3 million, RMB0.3 million and nil in 2012, 2013 and 2014, respectively, in connection with the share option granted to one of our executive officers in August 2011 and the restricted share unit awards granted to each of our independent directors in March 2012 under our 2011 Share Incentive Plan. We may incur additional such expenses in connection with other share-based compensation grants we or our shareholders may make to our employees, directors or consultants in the future as an important means to attract and retain such personnel. We account for compensation costs for all such restricted share grants, share options and restricted share unit awards using the fair value determined on the grant date and recognize the expenses in our consolidated statement of comprehensive income. These compensation expenses may materially and adversely affect our net income. Please refer to Item 5A “Operating and Financial Review and Prospects—Operating Results—Equity-settled Share-based Compensation Expense.”

If we have difficulty obtaining sufficient capital for operations or expansion, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We had net current assets of RMB474.7 million, RMB660.2 million and RMB736.4 million (US$118.7 million) as of December 31, 2012, 2013 and 2014, respectively. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing and the net proceeds from our initial public offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all. If we have difficulty obtaining sufficient capital for operations or expansion, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We currently conduct our business through our subsidiaries established in the PRC. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. As of December 31, 2014, the accumulated profits of our PRC subsidiaries, on a consolidated basis under PRC accounting standards, that were unrestricted and were available for distribution amounted to RMB1,227.2 million (US$197.8 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Substantially all of our sales outside the PRC are in U.S. dollars, with the remaining portion in Euros. The change in value of the Renminbi against the U.S. dollar and the Euro is affected by, among other things, changes in the PRC’s political and economic conditions. From 1995 until July 2005, the People’s Bank of China (the “PBOC”) intervened in the foreign exchange market to maintain an exchange rate of approximately RMB8.28 per U.S. dollar. On July 21, 2005, the PRC government reformed this policy to allow the Renminbi to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There have been a number of changes to the currency policy in the PRC since July 2005, and the Renminbi has appreciated significantly since then. On March 17, 2014, the PBOC announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2%. There currently remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

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

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets, may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10%, for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Circular 698 and Public Notice 7. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

Sales of our ADSs or ordinary shares in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31,2015, we had 206,500,000 ordinary shares outstanding, including 62,499,988 ordinary shares represented by 15,624,997 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to restrictions as applicable under Rule 144 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our controlling shareholder has substantial influence over our company and its interests may not be aligned with your interests.

As of March 31,2015, our controlling shareholder, Mr. Jianhui Lai (through Newrace Limited), beneficially owned approximately 69.5% of our outstanding ordinary shares. Mr. Lai is also our founder, chairman and chief executive officer. Please refer to Item 6E “Directors, Senior Management and Employees—Share Ownership” and Item 7B “Major Shareholders and Related Party Transactions—Related Party Transactions—Restricted Shares Granted to Mr. Yifan Li by Newrace Limited.” Our controlling shareholder has a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those who purchased ADSs in our initial public offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

We have relied and intend to continue to rely on some or all of these exemptions. As a result, you are not provided with the benefits of certain corporate governance requirements of the New York Stock Exchange. Please refer to Item 16G “Corporate Governance.”

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

In January 2005, Zhengxing Group Langfang Wheel Co., Ltd., or ZhengxingLangfang Wheel, was established under the laws of the PRC by Zhengxing Wheel (which owned 90.0% of its equity interest) and Mrs. Lizhu Lai (who owned 10.0% of its equity interest). In March 2008, Mrs. Lai sold her 10.0% equity interest in ZhengxingLangfang Wheel to Zhengxing Wheel, and ZhengxingLangfang Wheel became a wholly-owned subsidiary of Zhengxing Wheel. ZhengxingLangfang Wheel owns our manufacturing facilities in Langfang, Hebei Province.

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

In addition, we established Hua’anZhengxing Wheel Co., Ltd. in November 2010 which is expected to become our planned aluminum wheel manufacturing facility upon its completion in 2015. We also established Zhengxing Indo Wheels Private Limited in India in January 2012 to operate our planned steel wheel manufacturing facility in India. However, due to the ongoing economic difficulties in India including the instability of local economic conditions and fluctuation in the value of the Indian Rupee, we have suspended our plan to operate our planned steel wheel manufacturing facility in India for the time being and have deregistered Zhengxing Indo Wheels Private Limited.

Our Company and Our Hong Kong Subsidiary

We, China Zenix Auto International Limited, are a British Virgin Islands holding company incorporated on July 11, 2008, with an authorized share capital of US$50,000 consisting of 50,000 ordinary shares with a par value of US$1.00 per share, by Newrace Limited and Richburg Holdings Limited, each incorporated under the laws of the British Virgins Islands. Pursuant to a share subscription and shareholders agreement dated August 10, 2008, as amended on August 12, 2008 (the terms of which were confirmed and further clarified by a deed of confirmation on April 21, 2011), we issued 45,000 and 5,000 ordinary shares, par value US$1.00 per share, to Newrace Limited and Richburg Holdings Limited, respectively. We were initially named Richwheel Limited, and, in preparation for our initial public offering, we changed our name to China Zenix Auto International Limited on November 3, 2010. We also effected a change to our authorized and issued share capital and a repurchase of our issued and outstanding shares on February 21, 2011, as a result of which and as of December 31, 2014, our authorized share capital consisted of 500,000,000 shares, with a par value of US$0.0001 each. As of December 31, 2014, there were 206,500,000 ordinary shares issued, fully-paid and outstanding.

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

Acquisition of Zhengxing Wheel by Us

On December 29, 2008, we, through China Wheel Limited, completed the acquisition of the entire equity interest of Zhengxing Wheel from its shareholders, including Mr. Jianhui Lai, with a cash consideration in the aggregate amount of RMB140.0 million as well as the grant of an option to Mr. Jianhui Lai described in the following paragraph. As a result of this acquisition, Zhengxing Wheel, together with its wholly-owned subsidiaries, ZhengxingLangfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, became our indirect wholly-owned subsidiaries. We currently conduct substantially all of our business through these PRC subsidiaries. This acquisition was approved by the relevant PRC government authorities on December 29, 2008.

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

In 2012, 2013 and 2014, our capital expenditures totaled RMB402.6 million, RMB175.4 million and RMB133.5 million (US$21.5 million), respectively. In past years, our capital expenditures consisted primarily of the purchase of property, plant and equipment, and the cost of obtaining land use rights and other costs incurred in connection with the construction and expansion of our various manufacturing facilities and a new aluminum wheel manufacturing facility. We estimate that our capital expenditure in 2015 will primarily include commitments made in connection with the construction of a new aluminum wheel manufacturing facility, planned investments in power plants to provide electricity supply to such aluminum wheel manufacturing facility and third parties, as well as enhanced automation of our manufacturing process. Our capital expenditures in 2014 have been, and are expected to continue to be in future periods, funded by cash flow from operations.

In November 2013, our board of directors received a preliminary non-binding proposal for a business restructuring of the Company from Mr. Jianhui Lai, the chairman of the board of directors and chief executive officer, and RichWise International Investment Group Limited and certain of its affiliated entities (together, the “Consortium Members”). According to the proposal letter, the proposed business restructuring would involve a reorganization of our shareholding structure concurrently with a number of other transactions which, if consummated, would result in a significant change in our business focus, as described in the proposal letter. The proposal was subsequently withdrawn on July 18, 2014.

In February 2014, three minority shareholders of the Company (the “Claimants”) filed a claim against us in the Eastern Caribbean Supreme Court of the British Virgin Islands (the “Claim”). In November 2014, the Claimants served an amended claim (the “Re-Amended Claim) on the Company and included three other defendants to the proceedings, including our chairman. We served our defence in response to the Claim on April 28, 2014 and our Amended Defence in response to the Re-Amended Claim on January 23, 2015.

The Claimants argue that the affairs of the Company have been conducted in a manner that is oppressive to them as minority shareholders. Specifically, on November 23, 2013, our chairman had put forward a proposal that we should consider changing our business operations to an online vacation property business (the “Proposal”). As a result of receiving the Proposal, the Claimants alleged that, amongst other things, the Company and the other defendants have failed to act in the best interests of the Company by failing to reject the Proposal outright, which contributed to the falling share price of the Company. Further, the Claimants alleged that all defendants (including the Company) have conspired together to “injure” the Claimants through this actions. The principal remedy Claimants sought against the Company and the other defendants is an order that they are jointly and severally liable to purchase the Company’s shares from the Claimants. The Claimants also sought a permanent injunction to prevent the Proposal from taking place. On March 5, 2014, the Claimants obtained an ex-parte injunction against the Company and the other defendants to prevent them from going forward with the Proposal. The Company consented to the injunction staying in place for the time being, as it has always been our desire to seek shareholders approval before adopting the Proposal.

On July 21, 2014, the Proposal was formally withdrawn. As the Proposal was the basis for the ex parte injunction, the Company does not consider that the basis for the relief sought by the Claimants is still in existence. The Company further denies that we acted in a way that was oppressive to the Claimants or that we should have rejected the proposal outright without due consideration. Further, the Company denies that we took part in any conspiracy with the other defendants with a view to specifically “injure” the Claimants. We believe these claims are without merit and intends to vigorously defend itself in these allegations.

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

We design, manufacture and sell high quality steel wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial vehicle wheel industry. We currently offer more than 615 series of tubed steel wheels (which are typically used for commercial vehicles using tires that contain a rubber inner tube), tubeless steel wheels (which are typically used for commercial vehicles using tubeless tires), and off-road steel wheels (which are typically used for construction and other types of off-road vehicles). Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers. We believe that our products are well recognized for safety, strength and durability by our customers, especially under extreme road conditions, and that our products exceed industry standards in all major technical aspects, including safety, durability and stability. In particular, we have developed a type of tubeless steel wheel using a patented production technique for the design of the wheel disc. This type of wheel, other than its improved strength and reduced weight, exceeds industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan). In addition, we have won a number of awards in the PRC in recognition of, among other things, our overall business operation capabilities, brand awareness and market share, including Fujian Brand-name Product Certificate in 2010, Top 30 PRC Automobile Industry Enterprise in 2011, The Most Influential Brands in the PRC Machinery Industry in 2012 and The Nation’s Top 100 Automotive Component Suppliers in 2012, 2013 and 2014.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network which we believe is the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC. As of December 31, 2014, our distribution network consisted of more than 4,374 distributors in the PRC, including 23 tier-one distributors, 2,857 exclusive tier-two distributors and 1,494 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 84 automotive manufacturers in the PRC as of December 31, 2014, including the group members of a number of large PRC commercial vehicle manufacturers such as SAIC-IVECO Hongyan Commercial Vehicle, BeiqiFoton Motor, Baotou Bei Ben Heavy-Duty Truck, Zhengzhou Yutong, FAW Jiefang Automotive, Dongfeng Motor, Anhui Jianghuai Automobile Group and China National Heavy Duty Truck Group. In international markets, we sold our products to more than 80 distributors in the aftermarket and directly to six OEMs as of December 31, 2014, including Tata Motors of India, Tokyo Sharin of Japan, Tata Daewoo of South Korea, Mahindra & Mahindra of India and Eicher Motors of India. India was our largest international market in 2012 and Thailand was our largest international market in 2013 and 2014.

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

We are committed to the research and development of new models of wheels as well as ongoing enhancements in existing product quality and production technology, in order to effectively adapt to the changing demands of our customers for better quality wheel products, as well as to improve our production efficiency. We maintain our own research and development team which we believe is one of the largest in the PRC commercial vehicle wheel industry, with 329 employees as of December 31, 2014 most having 10 to 20 years of experience in the industry. As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of December 31, 2014, we owned a total of 91 patents in the PRC, including 4 invention patents, 73 utility model patents and 14 design patents. We place great emphasis on quality control in our operations and have implemented quality control procedures throughout our production process. Our comprehensive quality management system has been awarded ISO/TS 16949 quality management system certification since 2007, which certifies the satisfaction of specific quality management system requirements for the design and development, production and, when relevant, installation and service of automotive-related products, and ISO 9001:2000 quality management system certification from 2003 to 2006, which certifies the satisfaction of specific quality management system requirements for an organization to consistently provide products that meet customer and applicable regulatory requirements. At our headquarters in Zhangzhou, Fujian Province, we have also maintained one of the national wheel test centers designated by the PRC government for the testing of the specifications and roadworthiness of wheels sold in the PRC since September 2008. This test center has been granted ISO/IEC 17025 certification, which certifies the satisfaction of the general requirements to carry out tests and/or calibrations.

Our Products

We design, manufacture and sell steel wheels in the PRC and internationally, which are used primarily in commercial vehicles. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2014, such network consisted of more than 4,374 distributors in the PRC, including 23 tier-one distributors, 2,857 exclusive tier-two distributors and 1,494 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. In addition, we sell our products outside the PRC to both international distributors in the aftermarket and directly to international OEMs, primarily in Thailand and more than 29 other countries worldwide. We currently offer more than 615 series of tubed, tubeless and off-road steel wheels, with sizes ranging from 8 to 51 inches in diameter and 3 to 28 inches in width and which meet various specifications (including designs and colors) of our customers. In addition, we also sell our wheel components such as wheel discs to distributors for use in the aftermarket in the PRC and internationally, which accounted for an insignificant portion of our revenue in 2012, 2013 and 2014.

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

We currently offer more than 277 series of tubed steel wheels with sizes ranging from 15 to 24 inches in diameter and 4.5 to 14 inches in width. Tubed steel wheels generated 57.0%, 59.2% and 57.8% of our revenue in 2012, 2013 and 2014, respectively.

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

We currently offer more than 217 series of tubeless steel wheels with sizes ranging from 8 to 26 inches in diameter and 3 to 20 inches in width. Tubeless steel wheels generated 38.8%, 36.9% and 37.6% of our revenue in 2012, 2013 and 2014 respectively.

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

We currently offer more than 121 series of off-road steel wheels with sizes ranging from 15 to 51 inches in diameter and 6.5 to 28 inches in width. We commenced sales of off-road steel wheels in 2008 which accounted for 1.6%, 1.3% and 1.7% of our revenue in 2012, 2013 and 2014, respectively.

The following shows the components of our tubed off-road steel wheels:

Manufacturing

Manufacturing Facilities

We have five manufacturing facilities across China, located in Zhangzhou, Fujian Province (our headquarters), Langfang, Hebei Province, Chengdu, Sichuan Province, Hefei, Anhui Province and Benxi, Liaoning Province. We are also in the process of establishing a new aluminum wheel manufacturing facility in Hua’an, Fujian Province and expect to begin commercial production by the third quarter of 2015. Our manufacturing facilities are strategically located in close proximity to our steel suppliers, our OEM customers or ports for export. In particular, our manufacturing facilities in Langfang, Hebei Province and Benxi, Liaoning Province are located close to our steel suppliers, and our manufacturing facilities in Chengdu, Sichuan Province and Hefei, Anhui Province are located close to our OEM customers. Our manufacturing facilities in Zhangzhou, Fujian Province are located close to ports for export. These strategic locations enable us to (i) reduce our raw material and product delivery transportation costs, which is an important cost component of both our raw materials and steel wheels, (ii) respond to changes in customer demand quickly, and (iii) access a sufficient supply of skilled local labor force at relatively low cost compared to the labor cost at major urban centers in the PRC.

We have undergone a series of expansions to our existing manufacturing facilities in recent years, including in 2010, 2011 and the first half of 2012. While we temporarily suspended such expansion in the second half of 2012 and continued to suspend such expansion in 2013 primarily due to a decrease in our PRC aftermarket and OEM sales, we resumed our expansion plan in 2014, including establishing a new aluminum wheel manufacturing facility in Hua’an Fujian Province for which we purchased the principal equipment and trained a number of technicians during 2014, and expect to begin commercial production by the third quarter of 2015.

The following shows the geographic locations of our manufacturing facilities, with floor area and number of employees as of December 31, 2014:

Production Capacity

We believe that we have the largest production capacity of any commercial vehicle wheel manufacturer in the PRC. As of December 31, 2014, our manufacturing facilities had an aggregate annual production capacity of approximately 15 million units of steel wheels, of which 9,420,000 units were tubed steel wheels, 5,520,000 units were tubeless steel wheels and 33,600 units were off-road steel wheels. The size of our manufacturing platform allows us to achieve significant economies of scale as we increase our production volume. With our large scale, we are also able to lower our costs by preparing various wheel components internally.

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

We source our principal raw materials and a majority of locking rings from third-party suppliers and manufacture the remaining wheel components, including rim-shaped steel, wheel rims, wheel discs and the remaining portion of locking rings, internally. We believe that self-producing most of our steel wheel components, in particular rim-shaped steel, enables us to reduce our production costs and production time, ensure timely delivery to meet customers’ orders, and also ensure high product quality. In addition, as the largest commercial vehicle wheel manufacturer in the PRC, we have been able to maintain a more than ten-year relationship with our largest steel supplier, Benxi Iron & Steel, from whom we source steel that meets our specific requirements. This allows us to optimize our production process and increase our raw material utilization rate.

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

Sales and Marketing

We have a diversified customer base. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2014, such network consisted of more than 4,374 distributors in the PRC, including 23 tier-one distributors, 2,857 exclusive tier-two distributors and 1,494 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. PRC aftermarket sales accounted for 48.9%, 50.7% and 49.9% of our revenue in 2012, 2013 and 2014, respectively. PRC OEM sales accounted for 34.9%, 34.6% and 34.6% of our revenue in 2012, 2013 and 2014, respectively.

In addition, we sell our products outside the PRC to both international distributors in the aftermarket and directly to international OEMs, primarily in Thailand and more than 29 other countries worldwide. International sales accounted for 16.2%, 14.7% and 15.5% of our revenue in 2012, 2013 and 2014, respectively.

In 2012, 2013 and 2014, the aggregate sales to our five largest customers accounted for 19.0%, 18.6% and 18.8% of our revenue, respectively.

We have a dedicated sales and marketing team, which had 254, 251 and 252 employees as of December 31, 2012, 2013 and 2014, respectively, responsible for the sales and marketing of our products and managing and supporting our distributors. We believe that the combination of our extensive distribution network and our effective management of such network provides us with the broadest coverage among PRC commercial vehicle wheel manufacturers, which has contributed to our leadership position in the PRC aftermarket and presents a significant barrier to entry in that market.

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

As of December 31, 2012, 2013 and 2014, we had 24, 24 and 23 tier-one distributors, respectively, with whom we have direct contractual relationships. In turn, these tier-one distributors sold our products to 4,907, 4,753 and 4,351 tier-two distributors as of December 31, 2012, 2013 and 2014, respectively. Tier-two distributors are divided into exclusive and non-exclusive distributors, depending on whether they only sell steel wheels manufactured by us. The number of our tier-two distributors decreased in from 2012 to 2013 primarily due to market consolidation while our selection process for high quality tier-two distributors became increasingly stringent. The number of our tier-two distributors decreased from 2013 to 2014 primarily as a result of the economic slow down. The following table sets forth the total number of our tier-one, exclusive tier-two and non-exclusive tier-two distributors in the PRC as of December 31, 2012, 2013 and 2014, respectively:

	As of December 31,
	2012	2013	2014

Tier-one	24	24	23
Exclusive tier-two	3,373	3,102	2,857
Non-exclusive tier-two	1,534	1,651	1,494

Total	4,931	4,777	4,374

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

OEM Sales

We also sell our products directly to OEMs in the PRC for use on their commercial vehicles. We had 84, 84 and 84 OEM customers as of December 31, 2012, 2013 and 2014, respectively. The number of our OEM customers in the PRC remained the steady from 2012 to 2014. Our OEM customers include the group members of a number of large PRC commercial vehicle manufacturers such as SAIC-IVECO Hongyan Commercial Vehicle, BeiqiFoton Motor, Baotou Bei Ben Heavy-Duty Truck, Zhengzhou Yutong, FAW Jiefang Automotive, Dongfeng Motor, Anhui Jianghuai Automobile Group and China National Heavy Duty Truck Group. When selecting wheel suppliers, OEM customers typically look at factors such as price, product quality (and typically require suppliers to provide product test reports issued by a recognized test center), technology and ability to develop new products that meet their specifications, production scale, delivery timeliness, after-sales service and customer relationships.

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

Our framework agreements with OEM customers generally set a price, which is subject to periodic revision based on the market price of steel, and the OEM customers place orders from time to time which specify the actual amount of purchases pursuant to the framework agreements. The framework agreements do not contain minimum purchase requirements. Depending on the sales amount, we typically provide our OEM customers in the PRC a credit term of 55 to 75 days from the receipt of our invoice after product delivery and, in 2014, we extended credit terms to 90 days to allevitae the stress of some of our OEM customers.

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

International Sales

Our international sales include sales to international distributors which resell our products to OEMs and retail stores, repair and maintenance shops or end-users in the aftermarket, and direct sales to international OEMs. In addition to selling our products, these distributors, retail stores and repair and maintenance shops also typically sell other automotive components. We had 87, 87 and 74 international distributors and six, six and five OEM customers as of December 31, 2012, 2013 and 2014, respectively, including Tata Motors of India, Tokyo Sharin of Japan, Mahindra & Mahindra of India and Tata Daewoo Motor of South Korea. The number of our international distributors decreased from 2011 to 2012, primarily resulting from our initiative to streamline our international distribution network. India was our largest international market in 2012, representing 4.4% of our revenue in 2012. However, Thailand has become our largest international market in 2013 and 2014, representing 2.0% and 2.3% of our revenue in 2013 and 2014, respectively.

We also export to more than 30 countries worldwide, including Thailand, India, South Korea and Indonesia. In addition, we have been increasing our sales and marketing efforts in select countries in Asia and the Middle East which we believe present attractive market opportunities. In North America and Europe, we focus on partnering with local distributors to increase our sales in the aftermarket as well as to OEMs to establish our brand name in those markets.

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

Warranty

In line with market practice, we do not provide exchanges or returns of our products. For our products sold to OEMs in the PRC, we allow them to deduct an amount (typically equal to or less than 1.0% of the total invoice amount) from the invoice amount we charge which can be used to cover any defective products. For our PRC aftermarket sales, our tier-two distributors typically provide end-users with product exchanges or returns for defective products within a three-month warranty period. Upon an exchange or acceptance of a return of a defective product, two-tier distributors will either exchange the defective product with, or return the defective product to, their tier-one distributors, or deduct an amount from the invoice payable to their tier-one distributors, depending on their arrangements with the particular tier-one distributors.

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

We believe that we maintain one of the largest skilled teams of research and development engineers and technicians in the commercial vehicle wheel industry in the PRC. As of December 31, 2012, 2013 and 2014, our research and development department had 322, 328 and 329 employees, respectively, most having 10 to 20 years of experience in the industry. In particular, our chief technology officer, Mr. Guohe Zhang, who leads our research and development team, has over 40 years of research and production technology management experience in the commercial vehicle wheel and machinery industry in the PRC.

We conduct substantially all of our research and development efforts internally and also collaborate with leading industry experts in the PRC and internationally. Our research and development efforts currently focus on the development of new models of steel wheels, and we have developed and commercialized approximately 100, 90 and 102 new models of steel wheels in 2012, 2013 and 2014, respectively. We also focus on making ongoing enhancements in existing product quality and production technology so as to improve, among other things, the safety, strength and balance, and reduce the weight (and thus improve fuel efficiency), of our products, and reduce the overall cost of our production process, as well as to further automate our manufacturing process. For example, we have developed a tubeless steel wheel production method that is patented and unique, whereby we can produce tubeless steel wheels which have enhanced strength and durability by applying certain manufacturing processes traditionally only used for tubed steel wheels. Under this patented method, we use rim-shaped steel (which we make from raw steel by pressing and rolling it under high heat), instead of rolled steel plate, as the raw material, and we apply compression, instead of rolling, at the stage of shaping. Please also refer to “—Production Process” above. We first commercialized tubeless steel wheels using this innovative production method in 2008. We are also in the process of using this patented method to develop light-weight tubeless steel wheels. In addition, we are conducting research and development of commercial vehicle wheels made of aluminum.

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

As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of December 31, 2014, we owned a total of 91 patents in the PRC, including 4 invention patents, 73 utility model patents and 14 design patents. The benefits of our patented technology include, among other things, improving the performance of our wheels and increasing the utilization of raw materials. In particular, our four invention patents relate to enhancing the performance of our wheels and thus extending the useful lives of tires. In addition, as of December 31, 2014, we had registered 539 trademarks with China’s Trademark Office, and are currently in the process of applying for 19 additional trademarks in the PRC. Through the Madrid System for the International Registration of Marks, we have registered two trademarks each with one jurisdiction in the United States and South Korea, respectively. We also have two registered trademarks in Taiwan and one registered trademark in the Special Administrative Region of Hong Kong. These trademarks are primarily related to the name and logo of our company. In 2005, “Zhengxing” was recognized as a “PRC Famous Trademark.”

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

We have been dependent on a limited number of suppliers for a significant portion of our raw material and locking ring requirements. In 2012, 2013 and 2014, the aggregate purchases from our five largest suppliers accounted for 82.5%, 78.8% and 75.3% of our total raw material and locking ring costs, respectively. Purchases from our largest supplier, Benxi Iron & Steel, for the same periods accounted for 35.8%, 34.9% and 36.0% of our total raw material and locking ring costs, respectively. Although there are alternate steel suppliers in the market, because we have optimized our manufacturing process to rely on the steel of our established key suppliers (especially Benxi Iron & Steel), which meet certain specifications, any disruption in steel from those suppliers may disrupt our manufacturing operations until we can secure appropriate steel from other suppliers. We believe that we will continue to purchase a significant portion of our raw materials and locking rings from a limited number of suppliers. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We rely on a limited number of key suppliers for steel, our key raw material, and certain components required for our production” and “—We are subject to risks associated with the volatile prices and availability of raw materials and utilities.”

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

In the PRC market, we primarily compete with companies such as Shandong Xingmin Wheel, Dongfeng Motor Wheel, Changchun FAWAY Automobile Components, Xiamen Sunrise Wheel and Alcoa Inc. In the international market, we primarily compete with various local wheel manufacturers at each of our sales region. In addition, there is increasing consolidation within the commercial vehicle wheel industry in the PRC. We believe that with our leadership position in the commercial vehicle wheel industry in the PRC, we are well positioned to lead or participate in this industry consolidation which may further strengthen our leading market position. Nevertheless, if we fail to maintain or increase our market share, this consolidation in our industry could cause our competitors to develop advantages over us in their available capital, per-unit cost in manufacturing operations, purchasing power with suppliers, pricing power with customers, scale of distribution network, brand recognition and other factors that could adversely affect our business, financial condition, results of operations and prospects.

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

Although we consider our insurance coverage to be adequate and in line with our industry practice, our insurance coverage, however, may still not be sufficient to cover damage to our fixed assets. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We may suffer uncompensated losses from events that disrupt our operations because we do not have adequate insurance.” To date, we have not made or been subject to any material insurance claims.

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

Labor Law

According to the Labor Contract Law which became effective on January 1, 2008 and was amended on December 28, 2012, labor contracts must be entered into if labor relationships are to be established between an entity and its employees. An employer may not require its employees to work in excess of the time limit permitted under the relevant labor laws and regulations and must pay the employees’ wages that are no lower than the minimum wages under local standards. According to the Labor Contract Law and the Safe Production Law of the PRC, employers in the PRC are required to establish and perfect its system for labor safety and sanitation, comply with rules and standards relating to labor safety and sanitation, educate employees on labor safety and sanitation.

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

Foreign Exchange Regulations on Special Purpose Vehicles

In July 2014, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment and Financing and Reverse Investment Activities of Domestic Residents Conducted via Special Purpose Companies, or Notice 37, which became effective as of July 4, 2014, and replaced the previous Notice 75. Notice 37 maintain the registration requirement of PRC residents with the local SAFE branch for establishing or controlling any offshore company for the purpose of investment, and financing and conducting reverse investment in China with the domestic or overseas asset or equity that they legally hold, which is referred to as a “Special Purpose Vehicle” under Notice 75. It further requires amendment to a PRC resident’s registration in the event of significant changes to a Special Purpose Vehicle, such as an increase or decrease of capital, share transfer or exchange, merger, division or other material event. Notice 37 provides clearer guidance and procedures for the registration requirements compared to Notice 75. As Notice 37 is newly issued, it is unclear how these regulations will be interpreted and implemented. In addition, different local SAFE branches may have different views and procedures as to the interpretation and implementation of the SAFE regulations.

Under the relevant rules, failure to comply with the registration procedures set forth in Notice 37 may result in restrictions being imposed on the foreign-exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign-exchange administration regulations.

If any PRC shareholder of our company, which is an offshore company, fails to make the required SAFE registration and amendment registration, the PRC subsidiaries of our company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to our company. In addition, failure to comply with the SAFE registration and amendment registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign-exchange restrictions and subject us to large fines. We require all our shareholders who are PRC residents to comply with any SAFE registration requirements, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may materially and adversely affect our business and prospects.

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

The following diagram illustrates our corporate structure as of March 31, 2015:

D.	Property, Plants and Equipment

We are headquartered in Zhangzhou, Fujian Province where we have our manufacturing facilities (including our main administrative offices, a research and development center, a test center and employee dormitories) with an aggregate floor area of approximately 121,630 square meters. We also have four other manufacturing facilities (including offices and employee dormitories) in Langfang, Hebei Province, Chengdu, Sichuan Province, Hefei, Anhui Province and Benxi, Liaoning Province with an aggregate floor area of approximately 138,040 square meters, 47,303 square meters, 45,870 square meters and 26,740 square meters, respectively. In addition, we have a research and development center at each of our manufacturing facilities in Langfang, Hebei Province and Hefei, Anhui Province. We have obtained land use rights and property ownership certificates for all our manufacturing facilities. In addition, certain of our manufacturing facilities have been pledged to secure our bank borrowings, which amounted to RMB210.0 million, RMB180.0 million and RMB130.0 million (US$21.0 million) as of December 31, 2012, 2013 and 2014, respectively.

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

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with Item 3A “Key Information — Selected Financial Data” and our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3D “Key Information — Risk Factors” and elsewhere in this annual report.

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

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network which we believe is the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC. As of December 31, 2014, our distribution network consisted of more than 4,374 distributors, including 23 tier-one distributors, 2,857 exclusive tier-two distributors and 1,494 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 84 automotive manufacturers in the PRC as of December 31, 2014, including the group members of a number of large PRC commercial vehicle manufacturers. In international markets, we sold our products to more than 80 distributors in the aftermarket and directly to five OEMs as of December 31, 2014, including Tokyo Sharin of Japan, Tata Daewoo of South Korea, Mahindra & Mahindra of India and Eicher Motors of India. India was our largest international market in 2012 and Thailand was our largest international market in 2013 and 2014. In 2012, 2013 and 2014, we had revenue of RMB3,738.0 million, RMB3,802.3 million and RMB3,334.4 million (US$537.4 million), respectively, representing a slight increase of 1.7% from 2012 to 2013 and a decrease of 12.3% from 2013 to 2014. In 2012, 2013 and 2014, we had profit of RMB361.6 million, RMB232.7 million and RMB79.2 million (US$12.8 million), respectively, representing a decrease of 35.7% from 2012 to 2013 and a decrease of 66.0% from 2013 to 2014.

Factors Affecting Our Results of Operations

We believe that the most significant factors affecting our financial condition and results of operations are:

General Economic Conditions and Growth of the Automotive Market in the PRC and Worldwide

Our financial condition and results of operations have been, and we expect them to continue to be, dependent to a significant extent on general economic conditions and growth of the automotive market in the PRC and in other countries where our products are sold, such as Thailand which is our largest international market in 2013 and 2014, and India which was our largest international market in 2012. We sell steel wheels both through a network of distributors to aftermarket end-users as replacements for worn out or lower quality wheels, as well as to OEMs for use on their commercial vehicles. The actual demand from both aftermarket end-users and OEMs customers depends on the overall demand for and usage of commercial vehicles, which in turn depends on a number of factors including overall economic conditions, vehicle sales and availability and quality of transportation networks in the markets where we sell and distribute our products.

As the PRC economy developed, domestic commercial vehicle sales had enjoyed a relatively long period of growth, which partially drove the domestic sales of our products. In 2013, our PRC aftermarket and OEM sales increased slightly compared to 2012 primarily due to the gradual recovery of the global economy as well as an increase in domestic commercial vehicle sales in 2013 in anticipation of the promulgation of a policy that would substantially increase the prices of automotives when switching from National III emission standard to National IV emission standard. In 2014, our OEM sales also decreased as truck manufacturers cut back on new vehicle production in light of the looming switch from National III to National IV emission standard and the need to decrease inventory of current model of National III compliance vehicles prior to launching National IV compliance vehicles. We also experienced a slowdown in PRC economy that resulted in a reduction of construction and infrastructure related activities, which led to a sluggish demand in our aftermarket segment. Outside the PRC, our international sales have been affected by the recent global financial crisis which began in the second half of 2008, as some of the countries to which we export our products experienced an economic slowdown and the demand in the international automotive market reduced significantly between 2008 and 2011. Despite the ongoing economic difficulties in various markets, including India, our international sales improved in 2012 compared to 2011 as a result of our enhanced sales and marketing efforts in various countries in Asia. However, notwithstanding the growth of our sales in various countries in Asia, our international sales decreased in 2013 compared to 2012, primarily due to an increase in the anti-dumping duties imposed by the Indian government in India, which has resulted in a substantial decrease in our sales to the Indian market. From 2013 to 2014, the depreciation of Indian rupee also adversely affected Indian economy. As a result, we nearly ceased our sales to the Indian market. On the other hand, we had gain new headway in the SouthEast Asian market, particularly with respect to Thailand. In addition, the implementation, renewal, change or cancellation of any government policies in the future, such as economic stimulus or tightening measures or currency controls, in the PRC or in any of the international markets where our products are sold, may significantly affect our business.

If the demand for our steel wheels declines as a result of changes of economic conditions in the automotive industry or does not grow at the pace we anticipate, our business, financial condition, results of operations and prospects could be harmed.

Competition and Prices of Our Products

The key competitive factors in the aftermarket are product quality, product diversification, brand reputation, technology and ability to develop new products, delivery timeliness, after-sales service and customer relationships. In the OEM market, the same factors apply, except that OEMs are relatively more concerned with production scale rather than product diversification or brand reputation. The prices of our products are based on a variety of factors, including supply and demand conditions for our products in the market, product quality and the terms of our arrangements with customers. We believe that as a result of our large market share, premium brand recognition and high product quality, we have been able to charge a premium for our products. Also, as wheels generally extend the useful lives of tires, which are usually more expensive than wheels, we believe that wheels are typically less subject to downward price pressure by end-users and end-users are usually willing to pay higher prices for high-quality wheels, like ours, thus strengthening our ability to set the prices of our products. The average selling prices of our products in the aftermarket tend to be slightly higher than that for the OEM market, both in the PRC and internationally. In addition, we believe that prices of wheels in the PRC OEM market will increase in the long-term, although average selling prices decreased in 2013 and 2014 compared to the prior year due to decreased sales of domestic commercial vehicles by PRC OEMs, such fluctuation in market demand could adversely affect our prices in future periods. Moreover, if through larger production scale, superior product quality, better technology or other factors, a competitor gains the pricing power that we currently enjoy, our prices and sales volume would be adversely affected.

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

In the past few years, fluctuation in the price of steel has affected the prices of our products. The average selling prices of our products decreased from 2012 to 2014 mainly due to a decrease in the prices of steel from 2012 to 2014 and increasing market competition.

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

When exporting to international markets, we may be subject to import taxes, duties or other barriers to free trade. For example, steel wheels manufactured in the PRC and sold in India, including our products, are subject to anti-dumping duties which the Indian government imposed on Indian importers in 2007. The anti-dumping duties currently applicable to our products are 30,700 Indian Rupees (US$495.80 at a rate of 61.92 Indian Rupees to US$1.00, which is the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014) per ton. The Indian government initiated another proceeding in 2012 which may subject the products of us and our competitors to higher anti-dumping duties. Such proceeding is still on-going. Although we do not believe that we have engaged in anti-competitive behavior and had challenged the imposition of these anti-dumping duties, we cannot be certain whether similar duties, taxes or other charges will be imposed against us in the future and to what extent such duties, taxes or other charges, or other regulatory changes in the international markets where we sell our products will adversely affect our business.

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

PRC aftermarket sales accounted for 48.9%, 50.7% and 49.9% of our revenue in 2012, 2013 and 2014, respectively. PRC OEM sales accounted for 34.9%, 34.6% and 34.6%, respectively, of our revenue for the same periods. International sales accounted for 16.2%, 14.7% and 15.5%, respectively, of our revenue for the same periods.

PRC aftermarket sales as a percentage of our revenue slightly increased from 48.9% in 2012 to 50.7% in 2013, primarily due the gradual recovery of the global economy and our increasing focus on the PRC aftermarket, and decreased to 49.9% in 2014, in light of the economic slowdown. PRC OEM market sales as a percentage of our revenue remained relatively stable from 2012 to 2014. Despite the ongoing economic difficulties in certain markets, including India, our international sales improved in 2012 as a result of our enhanced sales and marketing efforts in various countries in Asia. However, notwithstanding the growth of our sales in various countries in Asia, our international sales as a percentage of our revenue decreased from 16.2% in 2012 to 14.7% in 2013 and increased to 15.5% in 2014 primarily due to an increase in the anti-dumping duties imposed by the Indian government in India, which has resulted in a substantial decrease in our sales to the Indian market. We have also gained further headway in Thailand, to offset our losses in India. We expect international sales as a percentage of our revenue to continue to be affected by both global economic trends and local conditions.

Sales of tubed steel wheels accounted for 57.0%, 59.2% and 57.8% of our revenue in 2012, 2013 and 2014, respectively. Sales of tubeless steel wheels accounted for 38.8%, 36.9% and 37.6%, respectively, of our revenue for the same periods. We commenced sales of off-road steel wheels in 2008 which accounted for 1.6%, 1.3% and 1.7% of our revenue in 2012, 2013 and 2014, respectively. Sales of wheel components accounted for 2.6%, 2.6% and 2.9% of our revenue in 2012, 2013 and 2014, respectively. Our sales of tubed steel wheel slightly increased from 57.0% in 2012 to 59.2% in 2013 and decreased to 57.8% in 2014, and we expect sales of tubed steel wheels as a percentage of our revenue to decrease and sales of tubeless steel wheels as a percentage of our revenue to increase in the long-term, primarily due to the overall market trend of the gradual replacement of tubed steel wheels by tubeless steel wheels.

The following table sets forth the breakdown of our revenue by sales channel/operating segment for the periods indicated:

	Year Ended December 31,
	2012		2013		2014		2014
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
PRC aftermarket sales	1,829,666	48.9	1,928,222	50.7	1,665,168	49.9	268,376	49.9
PRC OEM sales	1,303,627	34.9	1,316,798	34.6	1,153,623	34.6	185,930	34.6
International sales	604,672	16.2	557,288	14.7	515,564	15.5	83,094	15.5

Total	3,737,965	100.0	3,802,308	100.0	3,334,355	100.0	537,400	100.0

The following table sets forth the breakdown of our revenue by category of product for the periods indicated:

	Year Ended December 31,
	2012		2013		2014		2014
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Tubed steel wheels	2,131,571	57.0	2,250,415	59.2	1,927,598	57.8	310,672	57.8
Tubeless steel wheels	1,450,439	38.8	1,403,612	36.9	1,252,449	37.6	201,858	37.6
Off-road steel wheels	59,548	1.6	50,906	1.3	55,540	1.7	8,951	1.7
Wheel components	96,407	2.6	97,375	2.6	98,768	2.9	15,919	2.9

Total	3,737,965	100.0	3,802,308	100.0	3,334,355	100.0	537,400	100.0

Cost of Sales

Cost of sales primarily consists of (i) raw material costs, (ii) manufacturing overhead costs such as depreciation of property, plant and equipment and amortization of prepaid lease payments used for production purposes, and utilities and auxiliary materials associated with the manufacturing of our products, and (iii) direct labor costs.

The following table sets forth the breakdown of our cost of sales for the periods indicated:

	Year Ended December 31,
	2012		2013		2014		2014
	RMB	% of Cost of Sales	RMB	% of Cost of Sales	RMB	% of Cost of Sales	US$	% of Cost of Sales
	(in thousands, except percentages)
Raw material costs	2,137,391	76.4	2,276,193	75.6	2,041,442	74.4	329,021	74.4
Utilities and auxiliary materials	343,581	12.3	394,634	13.1	365,795	13.3	58,955	13.3
Depreciation and amortization	97,848	3.5	101,964	3.4	104,550	3.8	16,851	3.8
Direct labor costs	191,666	6.9	220,031	7.3	217,983	7.9	35,132	7.9
Taxes	25,062	0.9	18,793	0.6	15,126	0.6	2,437	0.6

Total	2,795,548	100.0	3,011,615	100.0	2,744,896	100.0	442,396	100.0

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

Selling and Distribution Costs

Selling and distribution costs primarily consist of (i) transportation costs for delivery of our products, (ii) business promotion and advertising expenses in connection with our marketing efforts such as promotional campaigns and advertising on billboards, as well as subsidies for marketing and related expenses to our exclusive tier-two distributors in connection with our brand recognition enhancement efforts, in accordance with our agreements with them, and (iii) salaries, bonuses and related expenses for personnel engaged in sales and marketing. We incur significant transportation costs in connection with the delivery of our products to our customers in the PRC who are not located near our manufacturing facilities and to our customers outside the PRC. We usually deliver our finished products to customers in the PRC by truck or by train. We make international deliveries primarily by sea. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay for shipping of the goods to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and shipping from the port of destination to the factory. On behalf of our customers, we engage a number of shipping agents to transport our finished products overseas. Our transportation costs were RMB148.2 million, RMB167.8 million and RMB152.9 million (US$24.6 million) in 2012, 2013 and 2014, respectively. We expect our selling and distribution costs, as a percentage of revenue, to remain relatively stable for the foreseeable future.

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

Administrative Expenses

Administrative expenses primarily consist of (i) salaries, bonuses and related expenses for administrative personnel and management, (ii) depreciation of property, plant and equipment and amortization of prepaid lease payments used for administrative purposes, and (iii) other tax expenses such as land taxes and property taxes in connection with our manufacturing facilities and stamp duty in connection with the agreements we entered into. Administrative expenses also include equity-settled share-based compensation expenses.

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

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2012, 2013 and 2014. We do not anticipate having any income subject to income taxes in Hong Kong for the foreseeable future.

People’s Republic of China

Our subsidiaries incorporated in the PRC are governed by applicable PRC income tax laws and regulations.

Prior to January 1, 2008, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory tax rate of 33.0%. The EIT Law and the implementation rules issued by the State Council became effective as of January 1, 2008. The EIT Law provides that all enterprises in the PRC, including foreign-invested companies, are subject to a uniform 25.0% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Accordingly, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory rate of 25.0% after January 1, 2008, except for (i) Zhengxing Wheel, which has been recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2008 to 2016, (ii) ZhengxingLangfang Wheel, which has been recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2009 to 2014, (iii) Zhengxing Hefei Wheel, which has been recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2010 to 2015 (the preferential tax rate of 15.0% applied retrospectively for 2010, the effect of which was not reflected in our income tax expense in 2010, and relevant adjustments were made in our consolidated financial statements for 2011) and (iv) Zhengxing Chengdu Wheel, which was incorporated in the western region of the PRC in July 2004 and derived more than 70.0% of its total income from the business of state-encouraged industry, and enjoys a preferential tax rate of 15.0% from its inception in 2004 to 2020.

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

In addition, we also benefit from PRC tax policies designed to encourage exports. In the PRC, steel wheels are normally subject to a VAT of 17.0%, but we receive a full rebate of or exemption from the VAT for the steel wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB104.3 million, RMB91.5 million and RMB85.9 million (US$13.8 million) in 2012, 2013 and 2014, respectively.

Equity-settled Share-based Compensation Expenses

In December 2010, Newrace Limited granted to Mr. Yifan Li, our former chief financial officer, restricted ordinary shares in our company in consideration of his service to us. Of these restricted shares, 35.0%, 25.0% and 20.0% vested on the date our initial public offering was completed, on December 31, 2011 and on December 31, 2012, respectively, and 20.0% vested on December 31, 2013. As a result of this grant of restricted shares by Newrace Limited, we incurred non-cash share-based compensation expenses of RMB0.6 million and RMB0.2 million in 2012 and 2013, respectively. We also incurred non-cash share-based compensation expenses of RMB1.3 million, RMB0.3 million and nilin 2012, 2013 and 2014, respectively, in connection with the share option granted to one of our executive officers in August 2011 and the restricted share unit awards granted to each of our independent directors in March 2012 under our 2011 Share Incentive Plan. We account for compensation costs for all such restricted share grants, share options and restricted share unit awards using the fair value determined on the grant date and recognize the expenses in our consolidated statement of comprehensive income.

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

Our revenue is primarily derived from sales of steel wheels, including tubed, tubeless and off-road steel wheels, for use in commercial vehicles, to distributors and OEMs in and outside the PRC. For our PRC aftermarket sales, we sell only to tier-one distributors who then resell our products to tier-two distributors. We do not sell directly to tier-two distributors or end-users. We also sell our wheel components such as wheel discs to distributors for use in the aftermarket in the PRC and internationally. In line with market practice, we do not provide exchanges or returns of our products. For our products sold to OEMs in the PRC, we allow them to deduct an amount (typically equal to or less than 1.0% of the total invoice amount) from the invoice amount we charge which can be used to cover any defective products. For our PRC aftermarket sales, our tier-two distributors typically provide end-users with product exchanges or returns for defective products within a three-month warranty period. Upon an exchange or acceptance of a return of a defective product, two-tier distributors will either exchange the defective product with, or return the defective product to, their tier-one distributors, or deduct an amount from the invoice payable to their tier-one distributors, depending on their arrangements with the particular tier-one distributors. We do not have any responsibility or liability over the arrangements between tier-one and tier-two distributors. We also do not provide any warranty for our products sold to international customers, and we do not provide exchanges or returns of our products for these customers.

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

Results of Operations

The following summary consolidated statement of comprehensive income data for the years ended December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2012		2013		2014		2014
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Summary Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue	3,737,965	100.0	3,802,308	100.0	3,334,355	100.0	537,400	100.0
Cost of sales	(2,795,548)	(74.8)	(3,011,615)	(79.2)	(2,744,896)	(82.3)	(442,396)	(82.3)

Gross profit	942,417	25.2	790,693	20.8	589,459	17.7	95,004	17.7
Other income, gain and loss	17,066	0.5	27,300	0.7	25,781	0.7	4,155	0.7
Net exchange gain (loss)	922	0	(7,438)	(0.2)	1,664	0	269	0
Selling and distribution costs	(252,109)	(6.7)	(274,825)	(7.2)	(253,846)	(7.6)	(40,913)	(7.6)
Research and development expenses	(90,823)	(2.4)	(91,632)	(2.4)	(98,040)	(2.9)	(15,801)	(2.9)
Administrative expenses	(138,040)	(3.7)	(142,495)	(3.7)	(149,481)	(4.5)	(24,092)	(4.5)
Finance costs	(50,916)	(1.4)	(26,003)	(0.7)	(17,606)	(0.5)	(2,838)	(0.5)

Profit before taxation	428,517	11.5	275,600	7.3	97,931	2.9	15,784	2.9
Income tax expense	(66,885)	(1.8)	(42,947)	(1.1)	(18,704)	(0.6)	(3,015)	(0.6)

Profit and total comprehensive income for the year	361,632	9.7	232,653	6.2	79,227	2.4	12,769	2.4

Profit and total comprehensive income attributable to:
Owners of the Company	361,632	9.7	232,653	6.2	79,227	2.4	12,769	2.4

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue. Revenue decreased by 12.3% from RMB3,802.3 million in 2013 to RMB3,334.4 million (US$537.4 million) in 2014. The decrease was due to slow down in PRC economy and the anticipated change of emission standard that weakened the demand for vehicles.

PRC aftermarket sales: PRC aftermarket sales decreased by 13.6% from RMB1,928.2 million in 2013 to RMB1,665.2 million (US$268.4 million) in 2014, primarily due to (i) a decrease in the sales volume of both tubed steel wheels and tubeless steel wheels and (ii) reduced average selling prices. The decrease in sales volume primarily resulted from reduced construction and infrastructure related project as the growth of PRC economy slowed down in the second half of 2014.

PRC OEM sales: PRC OEM sales decreased by 12.4% from RMB1,316.8 million in 2013 to RMB1,153.6 million (US$185.9 million) in 2014, primarily due to (i) a decrease in the sales volume of tubed steel wheels, and (ii) reduced average selling prices. The decrease in sales volume of tubed steel wheels primarily resulted from an expected implementation of PRC National IV emission standard that weakened the demand of current model of National III emission standard vehicles. As a result, wheel sales decreased as truck manufacturers cut back on new vehicle production in order to streamline inventory.

International sales: International sales decreased by 7.5% from RMB557.3 million in 2013 to RMB515.6 million (US$83.1 million) in 2014. Due to a recessive Indian market and an increase in the anti-dumping duties imposed by the Indian government in India, we have nearly ceased our sales to the Indian market. However, we had also achieved significant gain in the SouthEast Asian market, our total units sold as international sales only decreased by 1.5%.

Average selling prices of tubed and tubeless steel wheels sold in the PRC and internationally decreased from 2013 to 2014 mainly due to PRC market slow down and increased competition.

Cost of Sales. Cost of sales decreased by 8.9% from RMB3,011.6 million in 2013 to RMB2,744.9 million (US$442.4 million) in 2014. The decrease was primarily due to a RMB234.8 million (US$37.8 million) decrease in raw material costs, mainly as a result of decreased sales volume and a small decrease in the price of steel, our principal raw material, during the period. As a percentage of revenue, cost of sales increased from 79.2% in 2013 to 82.3% in 2014.

Gross Profit. As a result of the foregoing factors, gross profit decreased by 25.4% from RMB790.7 million in 2013 to RMB589.5 million (US$95.0 million) in 2014, and gross profit margin decreased from 20.8% in 2013 to 17.7% in 2014.

Other Income, Gain and Loss. Other income, gain and loss decreased by 5.6% from a gain of RMB27.3 million in 2013 to a gain of RMB25.8 million (US$4.2 million) in 2014. The decrease in gain was primarily due to a RMB6.5 million (US$1.0 million) decrease in government grants; partially offset by (i) a RMB2.3 million (US$0.4 million) decrease in losses from sales of scrap materials in 2014 compared to 2013 and an increase in interest income of RMB2.9 million (US$0.5 million).

Net Exchange Gains (Losses). We had net exchange gains of RMB1.7 million (US$0.3 million) in 2014 due to the depreciation of renminbi in the first two quarters of 2014, when we collected on certain U.S. dollar denominated accounts receivable, as compared to an exchange losses of RMB7.4 million in 2013.

Selling and Distribution Costs. Selling and distribution costs decreased by 7.6% from RMB274.8 million in 2013 to RMB253.8 million (US$40.9 million) in 2014. The decrease was primarily due to (i) RMB16.6 million (US$2.7 million) decrease in transportation and export costs, in line with our decrease in sales volume, (ii) a RMB2.6 million (US$0.4 million) decrease in business promotion and advertising expenses and subsidies in line with a decrease in our promotional activities. As a percentage of revenue, selling and distribution costs increased from 7.2% in 2013 to 7.6% in 2014.

Research and Development Expenses. Research and development expenses increased by 7.0% from RMB91.6 million in 2013 to RMB98.0 million (US$15.8 million) in 2014. The increase was primarily due to a RMB2.3 million (US$0.4 million) increase in raw material costs and RMB3.3 million (US$0.5 million) consumed in research and development activities. As a percentage of revenue, research and development expenses increased from 2.4% in 2013 to 2.9$ in 2014.

Administrative Expenses. Administrative expenses increased by 4.9% from RMB142.5 million in 2013 to RMB149.5 million (US$24.1 million) in 2014. The increase was primarily due to (i) a RMB9.2 million (US$1.5 million) increase in salaries, bonuses and related expenses, including compensation for our special committee to evaluate certain acquisition proposal, and for the salaries we paid for the increase in the number of our administrative personnel and management in connection with preparation of our planned aluminum wheel manufacturing facility under Hua’anZhengxing Wheel Co., Ltd., (ii) RMB1.7 million (US$0.3 million ) in consulting fees for the same acquisition proposal; partially offset by a RMB2.1 million (US$0.3 million) decrease in auditing expenses. As a percentage of revenue, administrative expenses increased from 3.7% in 2013 to 4.5% in 2014.

Finance Costs. Finance costs decreased by 32.3% from RMB26.0 million in 2013 to RMB17.6 million (US$2.8 million) in 2014. The decrease was primarily due to a decrease in the amount borrowed and interest rate on bank borrowings, as well as the capitalization of interest expense in the current year.

Income Tax Expense. Income tax expense decreased by 56.4% from RMB42.9 million in 2013 to RMB18.7 million (US$3.0 million) in 2014. The decrease was primarily due to a decrease in our profit before taxation. Our effective tax rate increased from 15.6% in 2013 to 19.1% in 2014.

Profit for the Year. As a result of the foregoing factors, profit for the year decreased by 65.9% from RMB232.7 million in 2013 to RMB79.2 million (US$12.8 million) in 2014, and net profit margin decreased from 6.1% in 2013 to 2.4% in 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue. Revenue increased by 1.7% from RMB3,738.0 million in 2012 to RMB3,802.3 million in 2013. The increase was due to an increase in PRC aftermarket and OEM sales, partially offset by a decrease in international sales.

PRC aftermarket sales: PRC aftermarket sales increased by 5.4% from RMB1,829.7 million in 2012 to RMB1,928.2 million in 2013, primarily due to an increase in the sales volume of tubeless steel wheels. The increase in sales volume primarily resulted from (i) increasing recognition of the quality of our products and our brands and (ii) reduced average selling prices.

PRC OEM sales: PRC OEM sales slightly increased by 1.0% from RMB1,303.6 million in 2012 to RMB1,316.8 million in 2013, primarily due to an increase in the sales volume of both tubed steel wheels and tubeless steel wheels. The increase in sales volume of tubed steel wheels and tubeless steel wheels primarily resulted from the enhancement of our sales and marketing activities and our efforts to develop new OEM customers.

International sales: International sales decreased by 7.8% from RMB604.7 million in 2012 to RMB557.3 million in 2013, primarily due to an increase in the anti-dumping duties imposed by the Indian government in India, which has resulted in a substantial decrease in our sales to the Indian market.

Average selling prices of tubed and tubeless steel wheels sold in the PRC and internationally decreased from 2012 to 2013 mainly due to decreases in the price of steel, our principal raw material, during the period. Average selling prices of such wheels in the PRC was also driven by the increasing market competition.

Cost of Sales. Cost of sales increased by 7.7% from RMB2,795.5 million in 2012 to RMB3,011.6 million in 2013. The increase was primarily due to a RMB144.6 million increase in raw material costs, mainly as a result of increased sales volume. As a percentage of revenue, cost of sales increased from 74.8% in 2012 to 79.2% in 2013.

Gross Profit. As a result of the foregoing factors, gross profit decreased by 16.1% from RMB942.4 million in 2012 to RMB790.7 million in 2013, and gross profit margin decreased from 25.2% in 2012 to 20.8% in 2013.

Other Income, Gain and Loss. Other income, gain and loss increased by 60.0% from RMB17.1 million in 2012 to RMB27.3 million in 2013. The increase was primarily due to (i) a RMB2.4 million increase in interest income and (ii) a RMB10.5 million increase in government grants.

Net Exchange (Losses)/Gains. We had net exchange loss of RMB7.4 million in 2013 due to the depreciation of US dollar, as compared to net exchange gains of RMB0.9 million in 2012.

Selling and Distribution Costs. Selling and distribution costs increased by 9.0% from RMB252.1 million in 2012 to RMB274.8 million in 2013. The increase was primarily due to (i) RMB28.5 million increase in transportation costs, in line with our increase in sales volume; and (ii) a RMB3.2 million increase in salaries, bonuses and related expenses for personnel engaged in sales and marketing resulting from an increase in the average salaries we paid and an increase in the number of our sales and marketing personnel and partially offset by a RMB9.0 million decrease in business promotion and advertising expenses and subsidies in line with a decrease in our promotion activities. As a percentage of revenue, selling and distribution costs increased from 6.7% in 2012 to 7.2% in 2013.

Research and Development Expenses. Research and development expenses increased by 0.9% from RMB90.8 million in 2012 to RMB91.6 million in 2013. The increase was primarily due to a RMB2.6 million increase in salaries, bonuses and related expenses for personnel engaged in research and development resulting from an increase in the average salaries we paid. As a percentage of revenue, research and development expenses remained steady at 2.4% in 2012 and 2013, respectively.

Administrative Expenses. Administrative expenses increased by 3.2% from RMB138.0 million in 2012 to RMB142.5 million in 2013. The increase was primarily due to a RMB7.3 million increase in salaries, bonuses and related expenses for administrative personnel and management resulting from an increase in the average salaries we paid and an increase in the number of our administrative personnel and management, partially offset by a RMB4.7 million decrease in consultant fee as we terminated a potential acquisition project. As a percentage of revenue, administrative expenses remained steadily at 3.7% in 2012 and 2013, respectively.

Finance Costs. Finance costs decreased by 48.9% from RMB50.9 million in 2012 to RMB26.0 million in 2013. The decrease was primarily due to a decrease in the amount of interest on bank borrowings and the capitalization of interest expense in the current year.

Income Tax Expense. Income tax expense decreased by 35.8% from RMB66.9 million in 2012 to RMB42.9 million in 2013. The decrease was primarily due to a decrease in our profit before taxation. Our effective tax rate remained steady at 15.6% in 2012 and 2013, respectively.

Profit for the Year. As a result of the foregoing factors, profit for the year decreased by 35.7% from RMB361.6 million in 2012 to RMB232.7 million in 2013, and net profit margin decreased from 9.7% in 2012 to 6.1% in 2013.

B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flow from operations, bank borrowings, equity contributions by our shareholders and net proceeds from our initial public offering. As of December 31, 2014, we had RMB557.0 million (US$89.8 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and bank balances.

We had net current assets of RMB474.7 million, RMB660.2 million and RMB736.4 million (US$118.7 million) as of December 31, 2012, 2013 and 2014, respectively. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing and the net proceeds from our initial public offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Our bank borrowings were primarily obtained from two PRC banks for the purposes of general working capital and funding of capital expenditure needs. As of December 31, 2012, 2013 and 2014, our total bank borrowings amounted to RMB700.0 million, RMB558 million and RMB508.0 million (US$81.9 million). We did not have any non-current borrowing. We do not have any variable-rate borrowings as of December 31, 2012,2013 and 2014. In 2012, 2013 and 2014, our fixed-rate bank borrowings carried interest rates ranging from 6.0% to 6.6%, 6.0% to 6.6% and 5.6% to 6.0% per annum, respectively.

A portion of our current bank borrowings and all of our non-current bank borrowings were secured. As of December 31, 2012, bank borrowings amounting to RMB210.0 million were secured by pledged bank deposits, property plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB490.0 million were unsecured. As of December 31, 2013, bank borrowings amounting to RMB180.0 million were secured by pledged bank deposits, property plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB378.0 million were unsecured. As of December 31, 2014, bank borrowings amounting to RMB130.0 million (US$21.0 million) were secured by pledged bank deposits, property plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB378.0 million (US$60.9 million) were unsecured.

	As of December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(in thousands)
Variable-rate bank borrowings	—	—	—	—
Fixed-rate bank borrowings repayable:
Within one year	700,000	558,000	508,000	81,875

Total bank borrowings	700,000	558,000	508,000	81,875
Less: Amounts due within one year shown under current liabilities	(700,000)	(558,000)	(508,000)	(81,875)

	—	—	—	—

In addition, certain of our current and non-current bank borrowings were guaranteed by our subsidiaries, namely ZhengxingLangfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to three guarantee agreements entered into in January 2008 and 2009. As of December 31, 2012, 2013 and 2014, these guaranteed bank borrowings amounted to RMB700.0 million, RMB558.0 million and RMB508.0 million (US$81.9 million), respectively .

We plan to repay these bank borrowings with cash generated from our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. As of December 31, 2012, 2013 and 2014, we had available undrawn one-year borrowing facilities from two PRC banks of RMB1,092.4 million, RMB1,176.0 million and RMB1,401.0 million (US$225.8 million), respectively. We have historically been able to repay our bank borrowings when they become due. We expect to be able to obtain additional bank borrowings should we need additional funding for working capital and capital expenditures.

Cash Flow

The following table sets forth a summary of our cash flow for the periods indicated:

	Year Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	896,972	282,368	101,579	16,374
Net cash used in investing activities	(431,420)	(180,981)	(215,846)	(34,788)
Net cash used in financing activities	(367,589)	(181,217)	(77,388)	(12,472)

Net increase (decrease) in cash and cash equivalents	97,963	(79,830)	(191,655)	(30,886)
Cash and cash equivalent at beginning of the year	729,621	827,271	748,744	120,676
Effect of foreign exchange rate changes	(313)	1,303	(99)	(20)

Cash and cash equivalent at end of the year	827,271	748,744	556,990	89,770

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

Net cash from operating activities was RMB101.6 million (US$16.4 million) in 2014, which was primarily attributable to (i) profit before taxation of RMB97.9 million (US$15.8 million); (ii) depreciation of property, plant and equipment of RMB128.8 million (US$20.8 million), (iii) a decrease in trade and other receivables and prepayments of RMB56.5 million (US$9.1 million) primarily due to decreased sales in 2014; partially offset by a decrease in trade and other payables and accruals of RMB184.9 million (US$29.8 million) primarily due to decreased sales in 2014.

Net cash from operating activities was RMB282.4 million in 2013, which was primarily attributable to (i) profit before taxation of RMB275.6 million; (ii) depreciation of property, plant and equipment of RMB126.0 million; (iii) an increase in trade and other payables and accruals of RMB78.4 million, primarily due to increased sales in 2013 and (iv) finance costs of RMB26.0 million, partially offset by (A) an increase in trade and other receivables and prepayments of RMB160.0 million primarily due to increased sales in 2013 and (B) PRC income tax paid of RMB43.2 million.

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

Investing Activities

Net cash used in investing activities was RMB215.8 million (US$34.8 million) in 2014, which was primarily attributable to (i) placement of fixed bank deposits with maturity periods over three months of RMB420.0 million (US$67.7 million), (ii) deposit paid for acquisition of property, plant and equipment of RMB85.6 million (US$13.8 million), (iii) purchase of property, plant and equipment of RMB47.9 million (US$7.7 million) in connection with the expansion of our manufacturing facilities in Chengdu, Sichuan Province and the construction of a new aluminum wheel manufacturing facility, and (iv) placement of pledged bank deposits of RMB9.5 million (US$1.5 million); partially offset by (A) withdrawal of fixed bank deposits with maturity periods over three months of RMB320.0 million (US$51.6 million) and (B) withdrawal of pledged bank deposits of RMB27.0 million (US$4.4 million).

Net cash used in investing activities was RMB181.0 million in 2013, which was primarily attributable to (i) deposit paid for acquisition of property, plant and equipment of RMB112.8 million, (ii) purchase of property, plant and equipment of RMB62.7 million in connection with the expansion of our manufacturing facilities in Chengdu, Sichuan Province and the construction of a new aluminum wheel manufacturing facility, and (iii) placement of pledged bank deposits of RMB11.5 million.

Net cash used in investing activities was RMB431.4 million in 2012, which was primarily attributable to (i) placement of fixed bank deposits with maturity periods over three months of RMB228.9 million, (ii) purchase of property, plant and equipment of RMB217.5 million in connection with the expansion of our manufacturing facilities in Chengdu, Sichuan Province and the construction of a new aluminum wheel manufacturing facility, (iii) deposit paid for acquisition of property, plant and equipment of RMB130.6 million and (iv) acquisition of leasehold land of RMB54.6 million in connection with the construction of a new aluminum wheel manufacturing facility; partially offset by (A) withdrawal of fixed bank deposits with maturity periods over three months of RMB173.9 million and (B) withdrawal of pledged bank deposits of RMB28.3 million.

Financing Activities

Net cash used in financing activities was RMB77.4 million (US$12.5 million) in 2014, which was attributable to (i) repayment of bank borrowings of RMB558.0 million (US$89.9) million, and (ii) interest paid of RMB32.9 million (US$5.3 million); partially offset by new bank borrowings raised of RMB508.0 million (US$81.9 million).

Net cash used in financing activities was RMB181.2 million in 2013, which was attributable to (i) repayment of bank borrowings of RMB700.0 million and (ii) interest paid of RMB39.2 million, partially offset by new bank borrowings raised of RMB558.0 million.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2014:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Bank borrowings	508,000	—	—	—	508,000	81,875
Operating lease commitment	—	—	—	—	—	—
Purchase commitment	965,250	—	—	—	965,250	155,570
Capital commitment	38,815	—	—	—	38,815	6,256

Total	1,512,065	—	—	—	1,512,065	243,701

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of March 31, 2015:

Name	Age	Position

Jianhui Lai	49	Chairman of the board of directors and chief executive officer
Junqiu Gao	48	Director, deputy chief executive officer and chief sales and marketing officer
William John Sharp	73	Independent director
Xiandai Zhang	46	Independent director
Yichun Zhang	81	Independent director
Martin Cheung	46	Chief financial officer
Xichuan Lai	47	Financial controller
Guohe Zhang	69	Chief technology officer
Jiangjun Yang	38	Chief production officer

The business address of our directors and executive officers is c/o No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China.

Mr. Jianhui Lai is our founder, chairman of our board of directors and chief executive officer. Mr. Lai has over 20 years of experience in the commercial vehicle wheel industry in the PRC, particularly in managing vehicle wheel businesses. Prior to founding us in 2003, Mr. Lai was factory manager of Zhangzhou XiangchengZhengxing Automobile Wheel Factory from 1996 to 2003, factory manager of Fujian PingheGuanxi Automobile Wheel Factory from 1993 to 1996, and factory manager of Pinghe Automobile Tire and Bicycle Repair Depot from 1988 to 1993. Mr. Lai was awarded The Outstanding Private Entrepreneur in the PRC in 2004 and The Outstanding Individual of the PRC Automotive Industry in 2008, in recognition of his business achievements and stature in the industry. Mr. Lai is also the founder of two schools (providing primary school to high school education) in the PRC, namely PingheZhengxing School and Zhangzhou Zhengxing School.

Mr. JunqiuGao has served as our director since February 2009, and as our deputy chief executive officer and chief sales and marketing officer since June 2008. Mr. Gao also served as our marketing and sales manager from 2004 to 2008. Mr. Gao has over 20 years of marketing and sales and management experience in the commercial vehicle wheel and machinery industry in the PRC. Prior to joining us in 2004, Mr. Gao was head of the marketing and sales department of Zhangzhou XiangchengZhengxing Automobile Wheel Factory from 1999 to 2004 and was a regional product sales manager of Xuzhou Press System Company Limited from 1993 to 1999. Mr. Gao also served as an electrical design technician and product after-sales engineer of Xuzhou Press System Company Limited from 1990 to 1993. Mr. Gao is a senior engineer and received his bachelor’s degree in industrial electrical automation from Hefei University of Technology in 1990.

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

Mr. Xiandai Zhang has served as our independent director since November 2014. Mr. Zhang is the director of taxation and a legal representative of Quanzhou Fangzheng Taxation since 2005. From 2000 to 2005, Mr. Zhang was the deputy director and an accountant at Quanzhou Fangzheng Accounting. Previously, he was the deputy director and accountant in the City of Shishi and an auditor in Yong’An City. Mr. Zhang is a Certified Public Accountant and Chartered Tax Adviser in China. He is also qualified as an economist and senior auditor. Mr. Zhang has over 20 years of experience in auditing, tax and accounting including 6 years of national auditing, 16 years experience with accounting and tax firms, and 12 years as an auditor or tax project manager. Mr. Zhang received his bachelor’s degree in accounting from Fuzhou University in 1992.

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

Mr. Martin Cheung has over 13 years of experience in accounting and finance with publicly and privately held companies. Mr. Cheung was most recently Chief Financial Officer of Profound Heavy Company Limited, and he has been Finance Director of Norstar Founders Group Limited (2339: HK), recently renamed Beijing West Industry International, and he was the Corporate Finance Director at Grant Thornton Corporate Finance Limited. Additionally, Mr. Cheung held management positions at Japan Asia Securities and Daiwa Securities. Mr. Cheung currently is an independent director of Boyaa Interactive International Ltd., (434: HK). Mr. Cheung was a senior auditor at Deloitte Touche Tohmatsu. Mr. Cheung is a Certified Public Accountant, with a master’s degree in Accounting from Curtin University of Technology (Australia), a master’s of Science degree in Finance (Investment Management) from the Hong Kong University of Science and Technology, and a bachelor’s degree in Social Sciences from the University of Hong Kong.

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

Mr. Jiangjun Yang has served as our chief production officer since January 2007. Mr. Yang also served as our production manager from 2005 to 2006 and our head of production line from 2003 to 2005. Mr. Yang has over 12 years of production and management experience in the commercial vehicle wheel industry in the PRC. Prior to joining us in 2003, Mr. Yang worked at Zhangzhou XiangchengZhengxing Automobile Wheel Factory from 1998 to 2003. Mr. Yang completed his junior college study in administrative management at Xiamen University in 2001.

B.	Compensation

Terms of Directors and Executive Officers

Our executive officers are elected by and serve at the discretion of our board of directors. Our directors may be subject to a term of office if fixed by the resolution of shareholders or the resolution of directors, as the case may be, appointing them. At our annual general meeting of shareholders, our shareholders are asked to elect the directors nominated to serve for the ensuing year and until their successors are elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our directors may resign from their office by giving written notice to us. Our directors may be removed from office, with or without cause, by a resolution of shareholders. For information regarding the period during which our officers and directors have served in their respective positions, please refer to Item 6A. “Directors and Senior Management.”

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

Compensation of Directors and Executive Officers

In 2014, the aggregate cash compensation, including basic salary and bonus and other benefits, to all of our directors and our executive officers was RMB8.0 million (US$1.3 million). On March 30, 2012, we also granted restricted share unit awards to each of our independent directors which vested on March 25, 2013. ADSs, representing less than 1% of our total outstanding ordinary shares, were given to the directors in settlement of such awards upon vesting. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, employment and other statutory benefits.

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

Audit Committee

Our audit committee consists of Messrs. William John Sharp, Xiandai Zhang and Yichun Zhang. Mr. Sharp is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that Messrs. Sharp, Zhang and Zhang are “independent directors” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual, or NYSE Listed Company Manual, and meet the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Jianhui Lai, JunqiuGao and William John Sharp, and is chaired by Mr. Lai. Our board of directors has determined that Mr. Sharp of the nominating and corporate governance committee is an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We had 5,070, 4,973 and 4,719 employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2014:

Function	Number

Manufacturing	3,412
Research and development and technology	329
Sales and marketing	252
Quality control	241
Management and administration	485

Total	4,719

All of our employees are stationed in the PRC. We do not have any part-time employees.

In compliance with the relevant PRC labor laws, we enter into individual employment contracts with our employees typically covering matters such as wages, bonuses, employee benefits, workplace safety, confidentiality obligations and non-competition (for our executive officers and employees involved in technology and research and development), and grounds for termination. In addition, we provide various healthcare benefits and insurance to our employees and participate in various employee benefit plans in accordance with applicable laws and regulations. These employment contracts generally have a term of three years. The total amount of contributions we made to employee benefit plans in 2012, 2013 and 2014 was RMB48.2 million, RMB51.1 million and RMB55.0 million (US$8.9 million), respectively. We invest in continuing education and training programs for our management staff and other employees to upgrade their skills and knowledge continuously. We provide our employees with internal training in various areas.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of March 31, 2015 (unless otherwise indicated) by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person or the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2015, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned(1)
	Number	Percentage (%)

Directors and Executive Officers:
Jianhui Lai (2)	143,587,200	69.53
Junqiu Gao (3)	143,647,200	69.56
William John Sharp	*	*
Yichun Zhang	*	*
Xiandai Zhang	—	—
Xichuan Lai	—	—
Guohe Zhang	—	—
Jiangjun Yang	—	—
All directors and executive officers as a group	144,931,495	70.18

Principal Shareholders:
Newrace Limited (2)	143,587,200	69.53
Richburg Holdings Limited (4)	10,479,116	5.07
Capital Research Global Investors (5)	10,322,000	5.00
QVT Financial LP(6)`	24,299,232	11.77

*	Less than 1% of our total outstanding ordinary shares.
(1)	Percentage of beneficial ownership of each listed person or group is based on 206,500,000 ordinary shares outstanding as of March 31, 2015 and the ordinary shares underlying all options held by such person or group that have vested or will vest within 60 days after March 31, 2015, each as held by such person or group as of that date.
(2)	Newrace Limited is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Mr. Jianhui Lai, our founder, chairman and chief executive officer. The registered address of Newrace Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.
(3)	Represents (i) 143,587,200 ordinary shares held by Newrace Limited and (ii) 60,000 ordinary shares owned by Mr. JunqiuGao. Mr. Gao, a director of Newrace Limited, disclaims beneficial ownership of 143,587,200 ordinary shares held by Newrace Limited.
(4)	Based solely upon information contained in the Schedule 13D filed by Richburg Holdings Limited with the SEC on November 26, 2013. Richburg Holdings Limited is a company incorporated under the laws of the British Virgin Islands and is jointly owned by (i) RichWise Investment Financial Limited, a British Virgin Islands company owned by Mr. Yuanzhe Huang and RichWise International Investment Group Limited, a British Virgin Islands company wholly-owned by RichWise International Group Limited, a British Virgins Islands company wholly-owned by Mr. Jinlei Shi, (ii) RichWise Capital International Limited, a British Virgins Islands company owned by RichWise International Group Limited, Fortune Dynamic Investment Limited, a British Virgin Islands company wholly-owned by Mr. Yuanzhe Huang, and IMV & Associates, Ltd., a British Virgin Islands company wholly-owned by Mr. Jia Yao, and (iii) IMV & Associates, Ltd. The registered address of Richburg Holdings Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.
(5)	Based solely upon information contained in the Schedule 13G/A filed by Capital Research Global Investors, a division of Capital Research and Management Company, with the SEC on February 13, 2015. The address of the principal business office of Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.
(6)	Based solely upon information contained in the Schedule 13G/A filed by QVT Financial LP with the SEC on March 6, 2014. The address of the principal business office of QVT Financial LP is 1177 Avenue of the Americas, 9 th Floor, New York, New York 10036.

As of March 31, 2015, there were two ordinary shareholders of record with an address in the United States, including The Bank of New York Mellon, depositary of our ADS program, which held 62,499,988 ordinary shares as of that date, representing 30.27% of our outstanding ordinary shares.

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

Guarantees Provided by Our Subsidiaries

Certain of our current and non-current bank borrowings were guaranteed by our subsidiaries, namely ZhengxingLangfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to three guarantee agreements entered into in January 2008 and 2009. As of December 31, 2012, 2013 and 2014, these guaranteed bank borrowings amounted to RMB700.0 million, RMB558.0 million and RMB508.0 million (US$81.9 million), respectively.

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

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the period indicated.

	Price per ADS (US$)
	High	Low

Annual High and Low
2012	4.09	2.23
2013	4.27	2.11
2014	3.15	1.01

Quarterly Highs and Lows
First Quarter 2013	4.11	2.97
Second Quarter 2013	3.29	2.45
Third Quarter 2013	3.97	2.41
Fourth Quarter 2013	4.27	2.11
First Quarter 2014	3.15	2.32
Second Quarter 2014	2.67	2.09
Third Quarter 2014	2.67	1.61
Fourth Quarter 2014	1.77	1.01
First Quarter 2015	1.46	1.07

Monthly Highs and Lows
October 2014	1.77	1.45
November 2014	1.60	1.06
December 2014	1.50	1.01
January 2015	1.40	1.07
February 2015	1.40	1.09
March 2015	1.46	1.05
April 2015 (through April 29, 2015)	1.45	1.08

(1)	Our ADSs began trading on the New York Stock Exchange on May 11, 2011.

B.	Plan of Distribution

Not applicable.

C.	Markets

Please refer to Item 9A “The Offer and Listing—Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Material United States Federal Income Tax Considerations

The following is a general summary of material U.S. federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by U.S. Investors (as defined below) that hold such ADSs or ordinary shares as capital assets as defined under the Internal Revenue Code of 1986, as amended, or the Code. This summary is based on the Code, the Treasury regulations issued pursuant to the Code, or the Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service, or IRS, would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Investors in light of their particular circumstances or to U.S. Investors subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships, regulated investment companies, dealers in stock, securities or currencies, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire ADSs or ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or constructively 10% or more of our company’s shares, persons that are resident outside the United States, persons that hold ADSs or ordinary shares in connection with a permanent establishment outside the United States or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

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

Certain Reporting Requirements

Subject to specified exceptions a U.S. Investor (that is, an individual or, to the extent provided in final Treasury Regulations when published, certain domestic entities) is required to report to the IRS such U.S. Investor’s interests in stock or securities issued by a non-U.S. person (such as our company), if the aggregate value of these and certain other “specified foreign financial assets” exceeds an applicable reporting threshold. If required, this disclosure is made by filing IRS Form 8938. U.S. Investors should consult their tax advisors regarding the information reporting obligations that may arise from their ownership or disposition of ADSs or ordinary shares.

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

Interest Rate Risk

Our interest rate risk arises primarily from bank borrowings and fixed bank deposits at fixed rates and bank balances and pledged bank deposits at prevailing interest rates that expose us to fair value interest rate risk and cash flow interest rate risk, respectively. We currently do not have any interest rate hedging policy and have not historically used any derivative financial instruments to manage our interest risk exposure. Our management monitors our interest rate profile and will consider hedging interest rate should there be a need.

In 2012, 2013 and 2014, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have increased/(decreased) our pre-tax profit for the year by RMB898,000, RMB825,000 and RMB616,000 (US$99,000), respectively.

Credit Risk

Our credit risk is primarily attributable to trade and other receivables and prepayments, cash at banks and deposits with banks. Our management has a credit policy in place, and our exposure to credit risk is monitored on an ongoing basis. We place deposits with banks which we believe are of a good reputation. We have concentration of credit risk to a certain extent as 26.0%, 22.3% and 20.8% of our trade receivables as of December 31, 2012, 2013 and 2014, respectively, was due from our five largest customers.

Currency Risk

A majority of our revenue and most of our expenditure are denominated in Renminbi. However, we are exposed to currency risk primarily through sales which give rise to receivables and cash balances that are denominated in a foreign currency. The currencies giving rise to this risk are primarily U.S. dollars and, to a lesser extent, Euros.

The exchange rate of the Renminbi with U.S. dollars, Euros and other currencies is affected by, among other things, China’s political and economic conditions. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollars as of December 31, 2012, 2013 and 2014, a 5.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB2.5 million, RMB1.8 million and RMB2.1 million (US$0.3 million) in our exchange losses, respectively.

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

Inflation

China’s consumer price index, the broadest measure of inflation, rose1.66%in January 2015 from the level in January 2014. Although there can be no assurance as to the impact in future periods, inflation has not had a material impact on our results of operation in recent years.

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

Persons Depositing or Withdrawing Ordinary Shares or ADS Holders Must Pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	•	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.05 (or less) per ADSs per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of ordinary shares on our ordinary share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors. We received reimbursement payments from the depositary totaling approximately US$27,600(net of withholding tax) for the year ended December 31, 2014. In addition, the depositary has agreed to waive certain fees for standard costs associated with the administration of the ADS program. The depositary waived such costs in an aggregate amount of approximately US$45,000 for the year ended December  31, 2014.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

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

As of December 31, 2013, we have used all the net proceeds from our initial public offering as follows:

•	approximately US$42.6 million for manufacturing facility expansion and construction of our aluminum wheel manufacturing facility;

•	approximately US$2.7 million for the expansion and enhancement of our research and development activities;

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

Disclosure Controls and Procedures

As of December 31, 2014, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15 and 15d-15 of the Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and regulations, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014, using criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, Deloitte Touche Tohmatsu, for the years ended December 31, 2013 and 2014 and Crowe Horwath (HK) CPA Limited for the year ended December 31, 2014.

	Year Ended December 31,
	2013	2014	2014
	RMB	RMB	US$
	(in thousands)
Audit fees (1)	3,874	1,884	304
Audit-related fees (2)	1,937	—	—

Total	5,811	1,884	304

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

The policy of our audit committee is to pre-approve all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm, Crowe Horwath (HK) CPA Limited.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountants

Effective October 17, 2014, Deloitte Touch Tohmatsu (“DTT”) resigned as our independent registered public accounting firm and we appointed Crowe Horwath (HK) CPA Limited (“Crowe Horwath”) in its place as our independent registered public accounting firm. The resignation of DTT and appointment of Crowe Horwath was made by our board of directors based on the recommendation of the audit committee.

DTT’s audit reports on our consolidated financial statements for the fiscal years ended December 31, 2012 and 2013 did not contain an adverse opinion nor a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2012 and 2013, the two most recent years for which DTT provided audit reports to us, and the subsequent interim period through the date of DTT’s dismissal:

i) there were no disagreements between us and DTT on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of DTT, would have caused DTT to make reference to the subject matter of the disagreement in its report on our consolidated financial statements, and

ii) there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided DTT with a copy of the foregoing statements and has requested and received from DTT a letter addressed to the Securities and Exchange Commission (the “SEC”) stating that DTT agrees with the above statements. A copy of the letter from DTT is attached as Exhibit 15.3.

During the fiscal years ended December 31, 2012 and 2013, and the subsequent interim period through the date of this Annual Report on Form 20-F, we did not consult Crowe Horwath regarding any of the matters or event described in Item 16F (a)(2) of Form 20-F. We have also requested Crowe Horwath to review the foregoing disclosure and offered Crow Horwath the opportunity to furnish us with a letter addressed to the SEC containing any new information, clarification of our expression of views or the respects in which Crowe Horwath does not agreement with our foregoing statements. Crowe Horwath informed us that it had no disagreement with the foregoing statement. Consequently, it did not furnish us with such a letter.

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

•

Section 303A.04 and 303A.05 of the NYSE Listed Company Manual provide that the nominating/corporate governance committee and the compensation committee must be composed entirely of independent directors. There are no specific requirements under the laws of the British Virgin Islands on the composition of the nominating/corporate governance committee and the compensation committee. Our nominating and corporate governance committee consists of Messrs. Jianhui Lai, JunqiuGao and William John Sharp, and is chaired by Mr. Lai. Our compensation committee consists of Messrs. Yichun Zhang, Jianhui Lai and William John Sharp, and is chaired by Mr. Zhang. Our board of directors has determined that each of Messrs. Zhang and Sharp is an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of China Zenix (incorporated by reference to Exhibit 3.3 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

2.1	China Zenix’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	China Zenix’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

2.3	Form of Deposit Agreement, among China Zenix, the Depositary and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 1 to Amendment No. 1 to Form F-6 (File No. 333-173588) filed with the SEC on April 27, 2011)

4.1	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.2	Form of Indemnification Agreement between China Zenix and its directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.3	Form of Employment Agreement between China Zenix and its executive officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.4	Notice of Exercise by and between Mr. Jianhui Lai and Ms. Laifan Chu, dated December 19, 2012 (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by Mr. Jianhui Lai with the SEC on December 20, 2012)

4.5	Form of Strategic Cooperation Agreement between Zhengxing Wheel and international distributors (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.6	Form of Strategic Cooperation Agreement between Zhengxing Wheel and international OEM customers (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

8.1	Subsidiaries of China Zenix

11.1	Code of Business Conduct and Ethics of China Zenix (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Crowe Horwath (HK) CPA Limited, an independent registered public accounting firm

15.2	Consent of Deloitte Touche Tohmatsu, an independent registered public accounting firm

15.3	Letter to the SEC by Deloitte Touche Tohmatsu concerning the change in registrant’s certifying accountants

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

By:	/s/ Martin Cheung
Martin Cheung
Chief Financial Officer

Date: April 30, 2015

CHINA ZENIX AUTO INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Zenix Auto International Limited

We have audited the accompanying consolidated statement of financial position of China Zenix Auto International Limited (the “Company”) and subsidiaries as of December 31, 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended. Our audit also included the financial statement schedule included in Schedule 1 as of December 31, 2014 and for the year then ended. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of China Zenix Auto International Limited and subsidiaries as of December 31, 2014, and the consolidated results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly in all material respects the information set forth therein.

Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Crowe Horwath (HK) CPA Limited

Crowe Horwath (HK) CPA Limited

Hong Kong, the People’s Republic of China

April 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of China Zenix Auto International Limited

We have audited the accompanying consolidated statements of financial position of Chin Zenix Auto International Limited (the “Company”) and subsidiaries (collectively the “Group”) as of December 31, 2013, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2013. Our audits also included the financial statement schedule included in Schedule 1. These consolidated financial statements and financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. As audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong

April 28, 2014

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2012, 2013 and 2014

	NOTE	2012		2013		2014		2014
		RMB’000		RMB’000		RMB’000		US$’000

Revenue	5		3,737,965		3,802,308		3,334,355		537,400
Cost of sales			(2,795,548)		(3,011,615)		(2,744,896)		(442,396)

Gross profit			942,417		790,693		589,459		95,004
Other income, gain and loss	6		17,066		27,300		25,781		4,155
Net exchange gain (loss)			922		(7,438)		1,664		269
Selling and distribution costs			(252,109)		(274,825)		(253,846)		(40,913)
Research and development expenses			(90,823)		(91,632)		(98,040)		(15,801)
Administrative expenses			(138,040)		(142,495)		(149,481)		(24,092)
Finance costs	7		(50,916)		(26,003)		(17,606)		(2,838)

Profit before taxation			428,517		275,600		97,931		15,784
Income tax expense	8		(66,885)		(42,947)		(18,704)		(3,015)

Profit and total comprehensive income for the year	9		361,632		232,653		79,227		12,769

Profit and total comprehensive income attributable to:
Owners of the Company			361,632		232,653		79,227		12,769

Earnings per share	10
Basic		RMB	1.75	RMB	1.13	RMB	0.38	US$	0.06
Diluted		RMB	1.75	RMB	1.13	RMB	0.38	US$	0.06

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	NOTE	2013	2014	2014
		RMB’000	RMB’000	US$’000
ASSETS
Current assets
Inventories	12	394,758	382,067	61,578
Trade and other receivables and prepayments	13	971,806	921,653	148,544
Prepaid lease payments	14	9,425	9,425	1,519
Pledged bank deposits	15	76,600	59,100	9,525
Fixed bank deposits with maturity periods over three months	15	160,000	260,000	41,904
Bank balances and cash	15	748,744	556,990	89,770

Total current assets		2,361,333	2,189,235	352,840

Non-current assets
Property, plant and equipment	16	1,494,848	1,525,567	245,877
Prepaid lease payments	14	404,724	395,299	63,711
Deposits paid for acquisition of property, plant and equipment		21,540	1,590	256
Deferred tax assets	17	4,365	4,356	702
Intangible assets	18	17,000	17,000	2,740

Total non-current assets		1,942,477	1,943,812	313,286

Total assets		4,303,810	4,133,047	666,126

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	19	1,132,172	938,251	151,218
Amount due to a shareholder	20	—	5,507	888
Taxation payable		10,977	1,063	171
Short-term bank borrowings	21	558,000	508,000	81,875

Total current liabilities		1,701,149	1,452,821	234,152

Non-current liabilities
Deferred income	22	10,885	10,088	1,626
Deferred tax liabilities	17	78,942	78,077	12,584

Total non-current liabilities		89,827	88,165	14,210

Total liabilities		1,790,976	1,540,986	248,362

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 shares issued and outstanding as of December 31, 2013 and 2014)	23	136	136	22
Additional paid in capital		392,076	392,076	63,191
Reserves		2,120,622	2,199,849	354,551

Total equity attributable to owners of the Company		2,512,834	2,592,061	417,764

Total equity and liabilities		4,303,810	4,133,047	666,126

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2012, 2013 and 2014

	Attributable to owners of the Company
	Share capital	Additional paid in capital	Capital reserve	PRC statutory reserve	Share incentive plan reserve	Retained profits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(note i)	(note ii)

As of January 1, 2012	136	411,225	560,047	93,732	1,882	868,603	1,935,625
Profit and total comprehensive income for the year	—	—	—	—	—	361,632	361,632
Dividends recognized as distribution(Note 11)	—	(19,514)	—	—	—	—	(19,514)
Recognition of equity-settled share-based payments(Note 25)	—	—	623	—	1,333	—	1,956
Transfer	—	—	—	20,994	—	(20,994)	—

As of December 31, 2012	136	391,711	560,670	114,726	3,215	1,209,241	2,279,699
Profit and total comprehensive income for the year	—	—	—	—	—	232,653	232,653
Issue of shares pursuant to Share Incentive Plan (Note 23)	—	365	—	—	(365)	—	—
Recognition of equity-settled share-based payments(Note 25)	—	—	222	—	260	—	482
Transfer	—	—	—	8,521	—	(8,521)	—

As of December 31, 2013	136	392,076	560,892	123,247	3,110	1,433,373	2,512,834
Profit and total comprehensive income for the year	—	—	—	—	—	79,227	79,227
Transfer	—	—	—	983	—	(983)	—

As of December 31, 2014	136	392,076	560,892	124,230	3,110	1,511,617	2,592,061

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

As of December 31, 2014	22	63,191	90,399	20,022	501	243,629	417,764

See accompanying notes to the consolidated financial statements.

Notes:

i.	Capital reserve include (a) additional capital contributions, comprising a cash injection of RMB159.8 million and an option of RMB386.3 million, being the fair value at grant date, by equity owners to acquire Zhengxing Wheel Group Co., Limited (b) capital contribution of RMB10.9 million in the year ended December 31, 2011 by equity owners pursuant to a shareholder agreement and (c) the recognition of share-based payment expenses of RMB2,984,000, RMB623,000 and RMB222,000 during the years ended December 31, 2011, 2012 and 2013, respectively, in relation to restricted shares awarded to a management executive by an equity participant (see Note 25(i)).
ii.	As stipulated by the relevant laws and regulations in the People’s Republic of China (the “PRC”), companies established in the PRC (the “PRC subsidiaries”) are required to maintain a statutory reserve made out of profit for the year based on the PRC subsidiaries’ statutory financial statements which are prepared in accordance with the accounting principles generally accepted in the PRC. The amount and allocation basis are decided by the board of directors of the relevant PRC subsidiaries annually and is not to be less than 10% of the profit for the year of the relevant PRC subsidiaries. The aggregate amount allocated to the reserves will be limited to 50% of registered capital for certain subsidiaries. Statutory reserve can be used for expanding the capital base of the PRC subsidiaries by means of capitalization issue.

The PRC laws and regulations restrict the distribution of registered capital of companies established in the PRC. Accordingly, the registered capital of PRC entities in the Group of RMB773,065,000 as of December 31, 2013 and 2014 are considered restricted for distribution.

In addition, as a result of the relevant PRC laws and regulations which impose restriction on distribution or transfer of assets out of the PRC statutory reserve,RMB145,441,000 and RMB146,424,000 representing the PRC statutory reserve of the subsidiaries as of December 31, 2013 and 2014, respectively, are also considered under restriction for distribution.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2012, 2013 and 2014

	2012	2013	2014	2014
	RMB’000	RMB’000	RMB’000	US$’000
OPERATING ACTIVITIES
Profit before taxation	428,517	275,600	97,931	15,784
Amortization of prepaid lease payments	10,540	9,425	9,425	1,519
Depreciation of property, plant and equipment	119,900	125,972	128,816	20,761
Release of deferred income	(798)	(796)	(797)	(128)
Finance costs	50,916	26,003	17,606	2,838
Interest income	(12,694)	(15,115)	(17,990)	(2,899)
Loss on disposal of property, plant and equipment	312	538	22	4
Share-based payment expense	1,956	482	—	—

Operating cash flows before movements in working capital	598,649	422,109	235,013	37,879

Decrease (increase) in inventories	187,753	(30,407)	12,691	2,045
Decrease (increase) in trade and other receivables and prepayments	309,492	(160,022)	56,494	9,106
(Decrease) increase in trade and other payables and accruals	(129,485)	78,400	(184,893)	(29,799)

Cash generated from operations	966,409	310,080	119,305	19,231
Interest received	10,320	15,473	17,327	2,793
PRC income tax paid	(79,757)	(43,185)	(35,053)	(5,650)

NET CASH FROM OPERATING ACTIVITIES	896,972	282,368	101,579	16,374

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(217,466)	(62,661)	(47,940)	(7,727)
Deposits paid for acquisition of property, plant and equipment	(130,563)	(112,780)	(85,584)	(13,794)
Proceeds on disposal of property, plant and equipment	493	176	178	29
Acquisition of leasehold land	(54,640)	—	—	—
Placement of pledged bank deposits	(3,004)	(11,494)	(9,500)	(1,531)
Withdrawal of pledged bank deposits	28,331	5,778	27,000	4,352
Placement of fixed bank deposits with maturity periods over three months	(228,883)	(320,000)	(420,000)	(67,692)
Withdrawal of fixed bank deposits with maturity periods over three months	173,883	320,000	320,000	51,575
Placement of structured deposit	(20,000)	—	—	—
Withdrawal of structured deposit	20,429	—	—	—

NET CASH USED IN INVESTING ACTIVITIES	(431,420)	(180,981)	(215,846)	(34,788)

FINANCING ACTIVITIES
New bank borrowings raised	700,000	558,000	508,000	81,875
Repayment of bank borrowings	(998,500)	(700,000)	(558,000)	(89,933)
Advance from a shareholder	—	—	5,507	888
Interest paid	(49,598)	(39,217)	(32,895)	(5,302)
Dividend paid	(19,491)	—	—	—

NET CASH USED IN FINANCING ACTIVITIES	(367,589)	(181,217)	(77,388)	(12,472)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	97,963	(79,830)	(191,655)	(30,886)

Effect of foreign exchange rate	(313)	1,303	(99)	(20)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	729,621	827,271	748,744	120,676

CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash	827,271	748,744	556,990	89,770

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Zenix Auto International Limited (the “Company”) is a company incorporated under the laws of the British Virgin Islands on July 11, 2008. It is an investment holding company and its ultimate parent company is Newrace Limited (“Newrace”), which is also a company incorporated under the laws of the British Virgin Islands. Its ultimate controlling party is Mr. Jianhui Lai, who is the chairman and chief executive officer of the Company. The address of the registered and principal place of the Company’s business are 171 Main Street, P.O. Box 4041, Road Town, Tortola, VG1110, British Virgin Islands and No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, the People’s Republic of China (the “PRC”), respectively.

The Company owns 100% equity interest in China Wheel Limited (“China Wheel”), a company incorporated under the laws of Special Administrative Region of Hong Kong. China Wheel owns 100% equity interest in Zhengxing Wheel Group Co., Limited (“Zhengxing Wheel”).

Zhengxing Wheel was established as a limited liability company in the PRC on June 23, 2003. Details of Zhengxing Wheel’s subsidiaries as of December 31, 2013 and 2014 are as follows:

	Place and date of establishment	Attributable equity interests directly held by Zhengxing Wheel at December 31,
Name of company	and operation	2013	2014

Zhengxing Group Benxi Wheel Co., Ltd.	The PRC July 13, 2004	100%	100%

Zhengxing Group Chengdu Wheel Co., Ltd. (“Zhengxing Chengdu”)	The PRC July 30, 2004	100%	100%

Zhengxing Group Langfang Wheel Co., Ltd. (“ZhengxingLangfang”)	The PRC January 21, 2005	100%	100%

Zhengxing Group Hefei Wheel Co., Ltd. (“Zhengxing Hefei”)	The PRC June 9, 2005	100%	100%

Hua’anZhengxing Wheel Co., Ltd.	The PRC November 19, 2010	100%	100%

Zhengxing Wheel and each of its subsidiaries were engaged in research, development, production and sale of commercial vehicle wheels.

The Company and its subsidiaries are referred to as the “Group”.

The consolidated financial statements of the Group are presented in Renminbi (“RMB”). Other than those subsidiaries established in the PRC whose functional currency is RMB, the functional currency of the Company and its subsidiaries is United States dollar(“US$”).

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards and Interpretations issued by the IASB.

The significant accounting policies that have been used in the preparation of these consolidated financial statements are summarized below. These policies have been consistently applied to all the years presented unless otherwise stated. The adoption of new or amended IFRSs and the impacts on the Company’s financial statements, if any, are disclosed in Note 3.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

2.	SIGNIFICANT ACCOUNTING POLLCIES - continued

Basis of preparation

The Group’s consolidated financial statements have been prepared on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for goods.

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying amounts of assets and liabilities not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 4.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue excludes value added tax or other sales taxes and is after deduction of estimated customer returns, rebates and other similar allowances. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

(i) Sale of goods

Revenue for the sale of goods is recognized when the goods are delivered and titles have passed, at which time when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods and retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the good sold.

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

The Group’s sales to tier-one distributors and international sales to international distributors and vehicle manufacturers, have rights of returns or warranty obligations.

(ii) Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

Cost of sales

Cost of sales primarily consists of cost of raw materials, direct labor, and manufacturing overhead which includes depreciation expenses of plant and machinery.

Property, plant and equipment

Property, plant and equipment including buildings held for use in the production or supply of goods or services, or for administrative purposes other than construction in progress as described below are stated in the consolidated statements of financial position at cost less subsequent accumulated depreciation and accumulated impairment losses, if any.

Properties, plant and equipment in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Costs include professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the Group’s accounting policy. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

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

Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Property, plant and equipment - continued

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are recognized in profit or loss during the financial period in which they are incurred.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the net proceeds on disposal and the carrying amount of the asset and is recognized in profit or loss.

Leased assets

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Where the Group has the use of assets under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged as expenses in the accounting period in which they are incurred.

Leasehold land for own use

Up-front payments to acquire leasehold land that is accounted for as an operating lease are presented as “prepaid lease payments” in the consolidated statements of financial position and is amortized over the lease term on a straight-line basis.

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

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attached to them and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets are included in non-current liabilities as deferred income in the consolidated statement of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets. Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.

Employee benefits

Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Payments to defined contribution scheme are recognized as an expense when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution scheme where the Group’s obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

Termination benefits

Termination benefits are recognized at the earlier of when the Group can no longer withdraw the offer of those benefits and when it recognizes restructuring costs involving the payment of termination benefits.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Employee benefits - continued

Share-based payment transactions

Equity-settled share-based payment transactions

Share options/awarded shares granted to employees

The fair value of services received determined by reference to the fair value of the share options and awarded shares granted at the date of grant is expensed as staff costs on a straight-line basis over the vesting period, with a corresponding increase in share incentive plan reserve (see Note 25(ii)).

The fair value of services received determined by reference to the fair value of the awarded shares granted by Newrace at the date of grant is expensed as staff costs on a straight-line basis over the vesting period, with a corresponding increase in capital reserve (see Note 25(i)).

At the end of the reporting period, the Group revises its estimates of the number of share options and awarded shares that are expected to ultimately vest. The impact of the revision of the original estimates during the vesting period, if any, is recognized in profit or loss for the year such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to share incentive plan reserve or capital reserve where appropriate. On the vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to share incentive plan reserve or capital reserve where appropriate) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares.

When share options are exercised/restricted shares are issued, the amount previously recognized in share incentive plan reserve will be transferred to additional paid in capital. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share incentive plan reserve will be transferred to retained profits.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax loses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided that those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Taxation - continued

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period. Deferred tax assets and liabilities are not discounted.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to beutilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Additional income taxes that arise from the distribution of dividends are recognized when the liability to pay the related dividends is recognized.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•

different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible asset is reported at cost less accumulated amortization and accumulated impairment losses (if any), on the same basis as intangible assets acquired separately.

The Group has not capitalized any development cost during the years presented.

Inventories

Inventories are stated at the lower of cost and net realizable value.

Costs of inventories are determined on a weighted average method and comprise all costs of purchase, costs of conversion and other costs incurred in bring the inventories to their present location and condition.

Net realizable value represents the estimated selling price for inventories in the ordinary course of business less all estimated costs of completion and costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been adversely affected.

Objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	breach of contract, such as default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization; or

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor.

If any such evidence exists, the impairment loss on trade receivables and other current receivables and other financial assets carried at amortized cost is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of trade receivables included within trade and other receivables and prepayments, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

Financial liabilities

Interest-bearing borrowings are subsequently measured at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

Trade and other payables are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

Derecognition

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expires.

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

Impairment of non-financial assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment

•	prepaid lease payments; and

•	intangible assets.

If any such indication exists, the recoverable amount of the asset is estimated. In addition, for intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

An impairment loss is recognized in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying amount of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Provisions and contingent liabilities

Provisions are recognized for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

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

Translation into United States dollar

The consolidated financial statements of the Group are stated in RMB. The translation of RMB amounts as of and for the year ended December 31, 2014 into US$ is included solely for the convenience of readers and was made at the rate of RMB6.2046 to US$1.00, which was based on the noon buying rate on December 31, 2014 in The City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2014, the Group has applied the following new and revised IFRSs issued by IASB.

IFRS 10 and 12 and IAS 27 (as revised in 2011)(Amendments)	Investment Entities
IAS 32 (Amendments)	Offsetting Financial Assets and Financial Liabilities
IAS 36 (Amendments)	Recoverable Amount Disclosures for Non-Financial Assets
IAS 39 (Amendments)	Novation of Derivatives and Continuation of Hedge Accounting
IFRIC – INT 21	Levies

Except as described below, the application of the new and revised IFRSs in the current year has had no material impact on the Group’s financial performance and positions for the current and prior years and/or disclosures set out in these consolidated financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 27: Investment entities

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. The investment entities amendments do not have an impact on the Company’s consolidated financial statements, since none of the entities in the Company would qualify to be an investment entity under IFRS 10.

Amendments to IAS 32: Offsetting financial assets and financial liabilities

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. The Company does not expect this amendment to have a significant impact on its consolidated results of operations and financial condition. The amendments to IAS 32 have no impact on the Company’s consolidated financial statements as they are consistent with the policies already adopted by the Company.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

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

The Group early adopted the amendments in the annual financial statements for the year ended December 31, 2013. The directors of the Company reviewed and assessed the disclosure requirement in relation to the impairment assessment of the Group’s intangible assets with indefinite useful life in accordance with the requirements of IAS 36. No disclosure of the recoverable amount of the CGU to which goodwill or these intangible assets with indefinite useful lives has been made (see Note 18 for details).

Amendments to IAS 39: Novation of derivatives and continuation of hedge accounting

The amendments to IAS 39 provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The amendments also clarify that any change to the fair value of the derivative hedging instrument arising from the novation should be included in the assessment of hedge effectiveness. The adoption of these amendments to IAS 39 does not have an impact on the Company’s consolidated financial statements as the Company does not have any derivatives that are subject to novation.

IFRIC 21: Levies

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The adoption of IFRIC 21 does not have an impact on the Company’s consolidated financial statements as the Company does not have any levy arrangements.

The Company has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

IFRS 9	Financial Instruments[3]
IFRS 14	Regulatory Deferral Accounts[4]
IFRS 15	Revenue from Contracts with Customers[6]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations[5]
Amendments to IAS 1	Disclosure Initiative[5]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation[5]
Amendments to IAS 27	Equity Method in Separate Financial Statements[5]
Amendments to IFRS 10,IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception[5]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[5]
Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle[1]
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle[2]
Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle[5]

[1]	Effective for annual periods beginning on or after July 1, 2014 with limited exceptions
[2]	Effective for annual periods beginning on or after July 1, 2014
[3]	Effective for annual periods beginning on or after January 1, 2018
[4]	Effective for first annual IFRS financial statements beginning on or after January 1, 2016
[5]	Effective for annual periods beginning on or after January 1, 2016
[6]	Effective for annual periods beginning on or after January 1, 2017

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

IFRS 9 Financial Instruments

IFRS 9 issued in 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and further amended in 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9 are described below:

•

All recognized financial assets that are within the scope of IAS 39 Financial Instruments Recognition and Measurement are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

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

•

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

The directors anticipate that the adoption of IFRS 9 in the future may not have significant impact on amounts reported in respect of the Group’s financial assets and financial liabilities existing as at the end of the current year.

The directors anticipate that the application of the other new and revised IFRSs will have no material impact on the consolidated financial statements.

4.	ACCOUNTING JUDGEMENTS AND ESTIATMES

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

4.	ACCOUNTING JUDGEMENTS AND ESTIATMES - continued

Estimated useful lives and impairment assessment of property, plant and equipment

Buildings and plant and machinery included in property, plant and equipment are depreciated over their estimated useful lives. The assessment of estimated useful lives is a matter of judgment based on the experience of the Group, taking into account factors such as conditions of the buildings and plant and machinery and changes in market demand. Useful lives are periodically reviewed for their appropriateness.

Property, plant and equipment are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against the consolidated statements of profit or loss and other comprehensive income.

As of December 31, 2013 and 2014, the carrying amounts of property, plant and equipment were RMB1,494,848,000 and RMB1,525,567,000 (US$245,877,000), respectively(net of accumulated impairment losses of RMB10,259,000 as of December 31, 2013 and 2014). No impairment loss was recognized for the years presented.

Estimated impairment of prepaid lease payments

Determining whether prepaid lease payments are impaired requires an estimation of the recoverable amount of the prepaid lease payments. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

As of December 31, 2013 and 2014, the carrying amounts of prepaid lease payments were RMB414,149,000 and RMB404,724,000 (US$65,230,000), respectively. No impairment loss was recognized for the years presented.

Estimated impairment of intangible assets

Determining whether intangible assets are impaired requires an estimation of the value in use to which intangible assets has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the Group and a suitable discount rate in order to calculate the present value. A change in the estimated future cash flows and/or the discount rate applied will result in an adjustment to the estimated impairment provision.

As of December 31, 2013 and 2014, the carrying amount of intangible assets was RMB17,000,000 and RMB17,000,000 (US$2,740,000), respectively. No impairment loss was recognized for the years presented.

Estimated impairment of trade receivables

The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers and other debtors to make the required payments. The Group bases the estimates on the aging of the receivable balance, debtors’ credit-worthiness, and historical write-off experience. If the financial condition of the customers and debtors were to deteriorate, actual impairment losses would be higher than estimated.

As of December 31, 2013 and 2014, the carrying amounts of trade receivables were RMB666,827,000 and RMB577,089,000 (US$93,010,000), respectively. No impairment loss of trade receivables was recognized for the years presented.

Allowance for inventories

Management reviews the aging of the inventories at the end of the reporting periods, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production or saleable in the market. Management estimates the net realizable value for such items based primarily on the latest invoice prices and current market conditions.

As of December 31, 2013 and 2014, the carrying amounts of inventories were RMB394,758,000 and RMB382,067,000 (US$61,578,000), respectively. No impairment loss of inventories was recognized for the years presented.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

5.	REVENUE AND SEGMENT INFORMATION - continued

An analysis of the Group’s revenue and segment results by operating and reportable segments for the years are as follows:

	PRC OEM sales			PRC aftermarket sales			International sales			Consolidated
	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014	2014
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Revenue from external customers	1,303,627	1,316,798	1,153,623	1,845,882	1,945,896	1,676,079	596,654	547,176	508,546	3,746,163	3,809,870	3,338,248	538,028
Reconciliation adjustments
Gross up adjustment to reverse net off of selling expense	—	—	—	—	—	—	8,018	10,112	7,018	8,018	10,112	7,018	1,131
Provision of sales rebates and discount	—	—	—	(16,216)	(17,674)	(10,911)	—	—	—	(16,216)	(17,674)	(10,911)	(1,759)

Total consolidated net revenue, as reported	1,303,627	1,316,798	1,153,623	1,829,666	1,928,222	1,665,168	604,672	557,288	515,564	3,737,965	3,802,308	3,334,355	537,400

Segment result (gross profit before reconciliation)	282,907	254,344	196,167	571,606	470,937	336,550	96,846	75,822	65,185	951,359	801,103	597,902	96,366
Reconciliation adjustments
Gross up adjustment to reverse net off of selling expense	—	—	—	—	—	—	8,018	10,112	7,018	8,018	10,112	7,018	1,131
Provision of sales rebates and discount	—	—	—	(16,216)	(17,674)	(10,911)	—	—	—	(16,216)	(17,674)	(10,911)	(1,759)
Unrealized profit	3,067	963	(738)	—	—	—	—	—	—	3,067	963	(738)	(119)
Fair value adjustments arose from acquisition of subsidiaries
- Additional depreciation of property, plant and equipment	(675)	(912)	(911)	(803)	(693)	(686)	(346)	(219)	(227)	(1,824)	(1,824)	(1,824)	(294)
- Additional amortization of prepaid lease payments	(594)	(802)	(801)	(706)	(610)	(604)	(305)	(193)	(200)	(1,605)	(1,605)	(1,605)	(259)
- Amortization of capitalized general borrowing cost of qualifying assets	(141)	(191)	(191)	(168)	(145)	(144)	(73)	(46)	(48)	(382)	(382)	(383)	(62)

Total consolidated gross profit, as reported	284,564	253,402	193,526	553,713	451,815	324,205	104,140	85,476	71,728	942,417	790,693	589,459	95,004

Other income, gains and losses										17,066	27,300	25,781	4,155
Net exchange gain (loss)										922	(7,438)	1,664	269
Selling and distribution costs										(252,109)	(274,825)	(253,846)	(40,913)
Research and development expenses										(90,823)	(91,632)	(98,040)	(15,801)
Administrative expenses										(138,040)	(142,495)	(149,481)	(24,092)
Finance costs										(50,916)	(26,003)	(17,606)	(2,838)

Profit before taxation										428,517	275,600	97,931	15,784
Income tax expense										(66,885)	(42,947)	(18,704)	(3,015)

Profit for the year										361,632	232,653	79,227	12,769

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

5.	REVENUE AND SEGMENT INFORMATION - continued

The Group’s products can be categorized into tubed steel wheels, tubeless steel wheels, off-road steel wheels and wheel components. The categorization is mainly based on the type of vehicles to which the respective product is assembled as well as the product’s component composition. Revenue from these products is as follows:

	2012	2013	2014	2014
	RMB’000	RMB’000	RMB’000	US$’000

Tubed steel wheels	2,131,571	2,250,415	1,927,598	310,672
Tubeless steel wheels	1,450,439	1,403,612	1,252,449	201,858
Off-road steel wheels	59,548	50,906	55,540	8,951
Wheel components	96,407	97,375	98,768	15,919

Total consolidated revenue	3,737,965	3,802,308	3,334,355	537,400

Geographical information

The Group’s operations are located in the PRC. The following table provides an analysis of the Group’s sales by geographical markets based on locations of customers:

	2012	2013	2014	2014
	RMB’000	RMB’000	RMB’000	US$’000

The PRC (country of domicile)	3,133,293	3,245,020	2,818,796	454,307
Thailand	68,189	77,083	75,736	12,206
Indonesia	26,533	41,755	48,380	7,797
South Korea	33,947	40,247	37,680	6,073
India	164,012	32,251	3,628	585
Others*	311,991	365,952	350,135	56,432

	3,737,965	3,802,308	3,334,355	537,400

*	No further analysis by countries in this category is presented because the revenue from each individual country is insignificant to the total revenue.

All the Group’s non-current assets are located in the PRC.

Information about major customers

No single customer contributed 10% or more of total sales to the Group during each of the years ended December 31, 2012, 2013 and 2014.

6.	OTHER INCOME, GAIN AND LOSS

	2012	2013	2014	2014
	RMB’000	RMB’000	RMB’000	US$’000

Interest income	12,694	15,115	17,990	2,899
Government grants (note a)	4,083	14,546	8,045	1,297
Release of deferred income (note b)	798	796	797	128
Net loss from sales of scrap materials	(3,050)	(3,307)	(1,051)	(169)
Others	2,541	150	—	—

	17,066	27,300	25,781	4,155

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

6.	OTHER INCOME, GAIN AND LOSS - continued

Notes:

(a)	Government grants comprised various incentives and subsidies received from the PRC government. There were no unfulfilled conditions attaching to these government grants.
(b)	A grant of RMB15,000,000 was received from the PRC government in 2009 to subsidize the Group’s construction of a new manufacturing plant and related capital expenditures. It has been presented as deferred income (Note 22) and released to income over the useful lives of the related assets.

7.	FINANCE COSTS

	2012	2013	2014	2014
	RMB’000	RMB’000	RMB’000	US$’000
Interest on bank borrowings wholly repayable within five years	50,916	38,881	32,835	5,292
Less: amount capitalized in construction in progress	—	(12,878)	(15,229)	(2,454)

	50,916	26,003	17,606	2,838

Borrowing costs capitalized arose on the general borrowing pool and are calculated by applying the following capitalization rates:

	2012	2013	2014

Capitalization rate	N/A	6.1%	6.0%

8.	INCOME TAX EXPENSE

	2012	2013	2014	2014
	RMB’000	RMB’000	RMB’000	US$’000
Current tax:
PRC Enterprise Income Tax (“EIT”)
- current year	68,151	43,568	17,428	2,809
- under provision in respect of prior year	—	—	2,132	344

	68,151	43,568	19,560	3,153

Deferred tax (Note 17):
- current year	(32)	(291)	(546)	(88)
- attributable to change in tax rate	(1,234)	(330)	(310)	(50)

- current year	(1,266)	(621)	(856)	(138)

	66,885	42,947	18,704	3,015

The Company is tax exempted in the British Virgin Islands where it was incorporated. No provision for Hong Kong Profits Tax has been made in the consolidated financial statements as the Group has no assessable profit arising from Hong Kong for the years presented. All the subsidiaries established in the PRC are subject to PRC EIT at the rate of 25%, other than as follows:

(a)	Zhengxing Wheel was regarded as a “High-new technology enterprise” pursuant to a certificate jointly issued by the relevant Fujian Government authorities. The certificate was valid for three years commencing from year 2008.

In 2011, Zhengxing Wheel received a certificate to renew its “High-new technology enterprise” status for three years commencing from year 2011, and was entitled to enjoy a preferential tax rate of 15% for the years from 2011 to 2013 provided that the qualifying conditions as a High-new technology enterprise were met. It subsequently received an approval notice to renew its “High-new technology enterprise” status for three years commencing from year 2014, and was entitled to enjoy a preferential tax rate of 15% for the years from 2014 to 2016 provided that the qualifying conditions as a High-new technology enterprise were met.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

8.	INCOME TAX EXPENSE - continued

(b)	ZhengxingLangfang was regarded as a “High-new technology enterprise” pursuant to a certificate jointly issued by the relevant Hebei Government authorities. The certificate was valid for three years commencing from year 2009.

In 2013, Zhengxing Langfang received a certificate by the relevant Henan Government authorities to renew its “High-new technology enterprise” status for three years commencing from year 2012, and was entitled to enjoy a preferential tax rate of 15% for the years from 2012 to 2014 provided that the qualifying conditions as a High-new technology enterprise were met.

(c)	Zhengxing Hefei applied for High-new technology enterprise status for the first time prior to December 31, 2010 and subsequently received a certificate jointly issued by the relevant Anhui Government authorities on March 29, 2011. The certificate was valid for three years commencing from year 2010. According to the relevant PRC regulations, Zhengxing Hefei was entitled to enjoy a preferential tax rate of 15% for the years from 2010 to 2012 provided that the qualifying conditions as a High-new technology enterprise were met.

In 2013, Zhengxing Hefei received a certificate to renew its “High-new technology enterprise” status for three years commencing from year 2013, and was entitled to enjoy a preferential tax rate of 15% for the years from 2013 to 2015 provided that the qualifying conditions as a High-new technology enterprise were met.

(d)	Zhengxing Chengdu was established in the western region of the PRC and derived more than 70% of its total income from the business of state-encouraged industry as defined under the “Catalogue of Industries Products and Technologies Encouraged by the State of Development” (the “Catalogue”). According to Caishui [2001] No. 202 issued by the Ministry of Finance and the State Administration of Taxation and the General Administration of Customs, it was entitled to enjoy a preferential tax rate of 15% from its date of establishment to December 31, 2010. Such preferential tax treatment is further extended for a period of ten years from 2011 to 2020 on the condition that the enterprise must be engaged in state encouraged industries as defined under the Catalogue pursuant to Caishui [2011] No. 58 issued during 2011. Zhengxing Chengdu should continue to enjoy the preferential tax rate of 15% in 2012, 2013 and 2014 provided that it was engaged in the state encouraged industry under the Catalogue.

The tax charge for the years stated below can be reconciled to the profit before taxation per the consolidated statements of comprehensive income as follows:

	2012	2013	2014	2014
	RMB’000	RMB’000	RMB’000	US$’000

Profit before taxation	428,517	275,600	97,931	15,784

Tax at the domestic income tax rate of 25%	107,129	68,900	24,483	3,946
Tax effect of expenses not deductible for tax purpose	4,750	4,096	3,832	618
Tax effect of tax losses not recognized	1,908	173	248	40
Recognition of tax losses previously not recognized	—	(1,923)	—	—
Effect of tax exemption and reliefs granted to PRC subsidiaries	(45,668)	(27,969)	(11,681)	(1,883)
Decrease in opening deferred tax liability resulting from a decrease in applicable tax rate	(1,234)	(330)	(310)	(50)
Under-provision in respect of prior years	—	—	2,132	344

Tax charge for the year	66,885	42,947	18,704	3,015

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

9.	PROFIT FOR THE YEAR

	2012	2013	2014	2014
	RMB’000	RMB’000	RMB’000	US$’000
Profit for the year has been arrived at after charging:

Directors and key management’s remuneration:
- Salary	5,432	5,694	7,906	1,274
- Retirement benefit scheme contributions	39	43	48	8
- Share-based payments	1,956	482	—	—

Total directors and key management’s remuneration	7,427	6,219	7,954	1,282
Other staff costs	247,617	287,361	290,393	46,803
Retirement benefit scheme contributions, excluding those of directors and key management	30,436	31,710	34,566	5,571

Total staff costs	285,480	325,290	332,913	53,656

Cost of inventories recognized as an expense included in:
- Cost of sales	2,795,548	3,011,615	2,744,896	442,396
- Sales of scrap materials	518,964	491,404	407,884	65,739
- Research and development expense	48,698	55,808	84,924	13,687

Total cost of inventories recognized as an expense	3,363,210	3,558,827	3,237,704	521,822

Amortization of prepaid lease payments	10,540	9,425	9,425	1,519
Depreciation of property, plant and equipment	119,900	125,972	128,816	20,761
Loss on disposal of property, plant and equipment	312	538	22	4

10.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to owners of the Company is based on the following data:

	2012	2013	2014	2014
Earnings
Profit for the year attributable to owners of the Company(RMB’000)	361,632	232,653	79,227	12,769

Number of shares

Weighted average number of ordinary shares for the purposes of basic earnings per share	206,440,000	206,486,356	206,500,000	206,500,000
Effect of dilutive potential ordinary shares Share incentive plan –restricted shares (Note 25 (ii)(b))	45,410	13,644	—	—
Share incentive plan –share options (Note 25(ii)(a))	—	—	—	—

Weighted average number of ordinary shares for the purpose of diluted earnings per share	206,485,410	206,500,000	206,500,000	206,500,000

Earnings per share
Basic - RMB	1.75	1.13	0.38	0.06

Diluted - RMB	1.75	1.13	0.38	0.06

The computation of diluted earnings per share in 2012, 2013 and 2014 does not assume the exercise of the Company’s share options under the share incentive plan as the exercise price of those options is higher than the average market price for shares (see Note 25(ii)(a)).

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

11.	DIVIDENDS

Dividends recognized as distribution during the years:

	2012	2013	2014	2014
	RMB’000	RMB’000	RMB’000	US$’000
2014 final dividend declared and paid of US$ nil cents per ordinary share (2012: US$1.5 cents; 2013: nil)	19,514	—	—	—

The directors of the Company do not recommend the payment of a dividend for the years ended December 31, 2013 and 2014.

12.	INVENTORIES

	As of December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000

Raw materials	209,865	207,661	33,469
Work in progress	161,198	145,540	23,457
Finished goods	23,695	28,866	4,652

	394,758	382,067	61,578

13.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000

Trade receivables	666,827	577,089	93,010
Prepayments to raw material suppliers	197,030	210,814	33,977
Receivables from sales of scrap materials	57,467	59,280	9,554
Value-added tax receivable	43,942	65,592	10,572
Income tax recoverable	—	5,579	899
Other receivables	6,540	3,299	532

	971,806	921,653	148,544

The Group allows its trade customers an average credit period of 30 to 90 days (2013: 30 to 75 days). The following is an aged analysis of trade receivables presented based on the invoice date at the end of each reporting period, which approximated the respective revenue recognition dates.

	As of December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000

0 - 30 days	382,486	361,280	58,228
31 - 60 days	268,134	177,242	28,566
61 - 90 days	16,207	38,567	6,216

	666,827	577,089	93,010

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

13.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS - continued

Before accepting any new customers, the Group assesses the potential customer’s credit quality and defines its credit limits based on the customer’s scale of operations and reputation in the industry.

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	As of December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000
Neither past due nor impaired	666,827	577,089	93,010

Past due but not impaired
Less than 1 month past due	—	—	—
1 to 3 months past due	—	—	—
	666,827	577,089	93,010

Trade receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default. The Group does not hold any collateral over these balances.

As of December 31, 2013 and 2014, there was no trade receivable past due that have not been impaired.

Trade receivables denominated in currency other than the functional currency of the relevant group entities are set out below:

	2013	2014	2014
	RMB’000	RMB’000	US$’000

US$	33,910	41,098	6,624

14.	PREPAID LEASE PAYMENTS

	As of December 31
	2013	2014	2014
	RMB’000	RMB’000	US$’000
The Group’s prepaid lease payments comprise: Land in the PRC:
Medium-term lease	374,358	365,595	58,924
Long-term lease	39,791	39,129	6,306

	414,149	404,724	65,230

	As of December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000
Analyzed for reporting purposes as:
Non-current assets	404,724	395,299	63,711
Current assets	9,425	9,425	1,519

	414,149	404,724	65,230

	As of December 31
	2013	2014	2014
	RMB’000	RMB’000	US$’000
Beginning of the year	423,574	414,149	66,749
Amortization charge for the year	(9,425)	(9,425)	(1,519)

End of the year	414,149	404,724	65,230

Prepaid lease payments represent the rights to use the land (the “Land Use Rights”) in the PRC acquired by the Group. They are amortized over the term of the Land Use Rights on a straight line basis. No impairment loss was made to the carrying amounts of the prepaid lease payments for the years ended December 31, 2013 and 2014.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

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

	2013	2014

Range of interest rates (per annum)	0.35% - 3.05%	0.35% - 3.05%

The pledged bank deposits, fixed bank deposits with maturity period over three months and bank balances that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	2013	2014	2014
	RMB’000	RMB’000	US$’000

US$	2,439	1,020	164
Hong Kong Dollar (“HK$”)	41	39	6

16.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
As of January 1, 2013	733,301	780,077	5,823	15,372	289,567	1,824,140
Additions	—	60,838	854	2,526	151,773	215,991
Disposals	—	(1,313)	(226)	(127)	—	(1,666)

As of December 31, 2013	733,301	839,602	6,451	17,771	441,340	2,038,465
Additions	—	57,725	327	387	101,296	159,735
Disposals	—	(757)	(63)	(95)	—	(915)

As of December 31, 2014	733,301	896,570	6,715	18,063	542,636	2,197,285

DEPRECIATION AND IMPAIRMENT
As of January 1, 2013	128,068	279,522	3,285	7,721	—	418,596
Provided for the year	37,864	84,813	822	2,473	—	125,972
Eliminated on disposal	—	(617)	(214)	(120)	—	(951)
As of December 31, 2013	165,932	363,718	3,893	10,074	—	543,617

Provided for the year	37,865	87,637	793	2,521	—	128,816
Eliminated on disposal	—	(566)	(59)	(90)	—	(715)

As of December 31, 2014	203,797	450,789	4,627	12,505	—	671,718

CARRYING VALUE
As of December 31, 2013	567,369	475,884	2,558	7,697	441,340	1,494,848

As of December 31, 2014	529,504	445,781	2,088	5,558	542,636	1,525,567

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

As of December 31, 2014	85,341	71,847	336	896	87,457	245,877

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

16.	PROPERTY, PLANT AND EQUIPMENT - continued

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

As of December 31, 2013 and 2014, the Group has not yet obtained property ownership certificate for a portion of its buildings having a carrying amount of RMB50,595,000 and RMB48,030,000, respectively. However, in the opinion of the directors of the Company, the absence of such ownership certificates has no material impact to the ownership of such properties to the Group.

No impairment loss was made to the carrying amounts of the property, plant and equipment for the years ended December 31, 2013 and 2014.

17.	DEFERRED TAXATION

The following are the major deferred tax (assets) liabilities recognized and movement thereon during the current and prior reporting periods.

					Fair value
					adjustments
					on acquisition
		Undistributed		Fair value	of Zhengxing
	Unrealized	profits		adjustment	Wheel
	profit in	of PRC	Deferred	on trade	other than
	inventories	subsidiaries	income	names	trade names	Tax loss	Others*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2013	(1,219)	53,355	(1,872)	4,250	22,222	—	(1,538)	75,198
Charge (credit) to profit or loss	144	—	120	—	(555)	(3,219)	3,219	(291)
Effect of change in tax rate	—	—	—	—	(330)	—	—	(330)

At December 31, 2013	(1,075)	53,355	(1,752)	4,250	21,337	(3,219)	1,681	74,577
Charge (credit) to profit or loss	(110)	—	118	—	(554)	(3,807)	3,807	(546)
Effect of change in tax rate	—	—	—	—	(310)	—	—	(310)

At December 31, 2014	(1,185)	53,355	(1,634)	4,250	20,473	(7,026)	5,488	73,721

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At December 31, 2014	(191)	8,599	(264)	685	3,300	(1,132)	885	11,882

*	Others include impairment loss on property, plant and equipment, and interest expense capitalized in construction in progress.

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances in the consolidated statements of financial position for financial reporting purposes:

	As of December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000

Deferred tax assets	(4,365)	(4,356)	(702)
Deferred tax liabilities	78,942	78,077	12,584

	74,577	73,721	11,882

At the end of each reporting period, the Group had the followings unused tax losses:

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

17.	DEFERRED TAXATION – continued

	As of December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000

Unused tax losses	13,568	29,789	4,801

As of December 31, 2013 and 2014, a deferred tax asset has been recognized in respect of RMB12,878,000 and RMB28,106,000 of such losses, respectively. No deferred tax asset in relation to unused tax losses has been recognized in respect of the remaining RMB690,000 and RMB1,683,000 to the years ended December 31, 2013 and 2014, respectively, due to the unpredictability of future profit streams. The unused tax losses could be carried forward to offset future taxable profit for five years from the year of origination and will expire at various dates up to and including 2019.

As of December 31, 2013, unused tax loss for which no deferred tax asset has been recognized of RMB690,000 will expire in 2018.As of December 31, 2014, unused tax loss for which no deferred tax asset has been recognized of RMB690,000 and RMB993,000 will expire in 2018 and 2019, respectively.

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

The aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2013 and 2014 were RMB1,128,154,000 and RMB1,227,151,000 (US$197,781,000), respectively, as the Group is able to control the timing of the reversal of such temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future.

18.	INTANGIBLE ASSETS

	RMB’000	US$’000
COST
As of January 1, 2013, December 31, 2013 and 2014	17,000	2,740

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

The recoverable amounts of the intangible assets have been determined by using value-in-use calculation. Having regard to the future plan of the Group, no impairment loss was made to the carrying amounts of the intangible assets for the years ended December 31, 2013 and 2014.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

19.	TRADE AND OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000
Trade payables	78,113	69,137	11,143
Bills payable - secured (see Note 15)	766,000	591,000	95,252

	844,113	660,137	106,395

Deposits from distributors	169,800	167,800	27,044
Payables in respect of acquisition of property, plant and equipment	17,543	8,575	1,382
Other tax payables	9,148	16,369	2,638
Advances from an unrelated party (note)	7,874	6,844	1,103
Accrued staff costs	37,776	37,580	6,057
Accrued transportation costs	25,241	25,592	4,125
Accrued utilities expenses	7,261	6,943	1,119
Deferred income (see Note 22)	796	797	128
Others	12,620	7,614	1,227

	288,059	278,114	44,823

	1,132,172	938,251	151,218

Note: The advances from an unrelated party is unsecured, interest free and repayable on demand.

In general, the Group is required to make full advance payments (including issuance of bills) to suppliers for the purchases of its major raw materials, steel. Suppliers of other raw materials other than steel generally allow the Group a credit period of 60 days.

Bills payable issued by the Group generally have a maturity of 3 and 6 months.

Other payables are expected to be settled or recognized as income within one year or are repayable on demand.

The Group has financial risk management policies in place to ensure that all payables are settled within the credit period.

20.	AMOUNT DUE TO A SHAREHOLDER

The amount is unsecured, interest free and repayable on demand.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

21.	SHORT-TERM BANK BORROWINGS

	As of December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000

Fixed-rate bank borrowings	558,000	508,000	81,875

Analyzed as:
Secured	180,000	130,000	20,952
Unsecured	378,000	378,000	60,923

	558,000	508,000	81,875

Bank borrowings carried the following range of interest rates at the end of the respective reporting period:

	2013	2014

Fixed-rate bank borrowings	6.0%	5.6% - 6.0%

All the Group’s bank borrowings are carried at amortized costs and are denominated in RMB.

Details of assets pledged in respect of the Group’s secured bank borrowings are set out in Note 26. As of December 31, 2013 and 2014, bank borrowings of RMB558,000,000 and RMB508,000,000, respectively, are guaranteed by certain subsidiaries of the Company.

22.	DEFERRED INCOME

Deferred income represents government subsidy received in support of the Group’s plant and production capacity expansion. Government subsidy of RMB15,000,000 received by the Group in 2009 has been recognized as deferred income and released to income on a straight-line basis over the useful lives of the related assets of 20 years. As of December 31, 2013 and 2014, non-current deferred income was RMB10,885,000 and RMB10,088,000 (US$1,626,000), respectively, and current portion of deferred income of RMB796,000 and RMB797,000 (US$128,000), respectively, was included in trade and other payables and accruals (Note 19).

23.	SHARE CAPITAL

	Number of shares	Amount	Amount
		RMB’000	US$’000
Authorized:
As of January 1, 2013 and December 31, 2013 and 2014 of US$0.0001 each	500,000,000	340

Issued at nominal value:
As of January 1, 2013	206,440,000	136
Issue of shares pursuant to Share Incentive Plan (note)	60,000	—

As of December 31, 2013 and 2014	206,500,000	136	22

Note:	On March 25, 2013, the Company allotted and issued 20,000 ordinary shares of a par value of US$0.0001 to each of the three independent non-executive directors, including William John Sharp (“Mr. Sharp”), Ian Frances Wade (“Mr. Wade”), and Yichun Zhang (“Mr. Zhang”), pursuant to the vesting of restricted share unit award agreement made between the Company and the independent directors (see Note 25(ii)(b)).

24.	CAPITAL COMMITMENTS

	As of December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of:
- acquisition of property, plant and equipment	63,194	38,815	6,256

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

25.	SHARE-BASED PAYMENT TRANSACTIONS

(i)	Restricted shares awarded by Newrace

On December 17, 2010, Newrace agreed to award certain shares it held in the Company to a management executive of the Company at nil consideration for his employment with the Company. These shares, if and when awarded, would be equivalent to 0.25% of the outstanding shares of the Company on the date when the Company successfully completed the initial public offering of its shares on an internationally recognized stock exchange (the “IPO”).

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

The award of Newrace Restricted Shares is regarded as a contribution by the Company’s equity participant. Accordingly, the Company recognized share-based payment expense of RMB623,000, RMB222,000 and nil for the years ended December 31, 2012, 2013 and 2014, respectively, in relation to the Newrace Restricted Shares with reference to their vesting period, with a corresponding credit to the Company’s capital reserve account.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

25.	SHARE-BASED PAYMENT TRANSACTIONS - continued

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

•

The term of each Award shall be the term stated in the Award agreement provided, however, that the term of a Share Option shall be no more than 10 years from the date of grant thereof. However, in the case of a Share Option granted to a grantee who, at the time the Share Option is granted, owns Shares representing more than 10% of the voting power of all classes of shares of the Company or any parent or subsidiary of the Company (“10% Shareholder”), the term of the Share Option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the Award agreement. Notwithstanding the foregoing, the specified term of any Award shall not include any period for which the grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Award.

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

25.	SHARE-BASED PAYMENT TRANSACTIONS - continued

(ii)	Share Incentive Plan (the “Plan”) - continued

•	In the case of SAR, the base appreciation amount shall not be less than 100% of the quoted market value of the Share on the New York Stock Exchange on the date of grant.

•	In the case of other Awards, the purchase price shall be determined by the Administrator.

(a)	On August 17, 2011 (the “Grant Date”), pursuant to the Plan and in accordance with an employment agreement with a management executive of the Company, the Company granted the management executive Share Option to subscribe for a total of 1,032,200 Shares at an exercise price of US$1.175 per share (being the market value of the Shares on the Grant Date). One-third of the Shares subject to the Share Options shall vest on December 17, 2011 (the “Vesting Commencement Date”), with the remaining Shares vesting ratably on a monthly basis for the twenty four month period following the Vesting Commencement Date. As of December 31, 2013 and 2014, the number of exercisable option shares were1,032,200 and 1,032,200 respectively.

The following table discloses movements in the Company’s Share Option during the years ended December 31, 2013 and 2014:

Date of grant	Vesting period	Exercise price		Exercisable period	Fair value of each option		Number of option shares outstanding as of 12.31.2013 and 2014

8.17.2011	8.17.2011 to 12.17.2013	US$	1.175	12.18.2011 to 8.17.2019	US$	0.4807 to US$0.4993	1,032,200

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

(b)	During the year ended December 31, 2012, the Company granted 5,000 restricted share units to each of the Company’s three independent non-executive directors (totaling 15,000 restricted shares, representing a total of 60,000 shares). Such shares are to be fully vested on the second business day following the public release of the Company’s earnings results for the year ended December 31, 2012. The estimated fair value of these share grants is approximately US$58,000 (equivalent to RMB365,000). On March 25, 2013, the Company allotted and issued 20,000 ordinary shares of a par value of US$0.0001 to each of the three independent non-executive directors, pursuant to the vesting of the above restricted share unit award agreement (see Note 23).

The Group recognized total share-payment expenses of RMB1,333,000, RMB260,000 and nil for the years ended December 31, 2012, 2013 and 2014, respectively in relation to the Share Option and the restricted share units with reference to their vesting period.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

26.	PLEDGE OF ASSETS

At the end of each reporting period, the carrying value of the Group’s assets which were pledged to secure credit facilities granted to the Group are as follows:

	As of December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000

Bank deposits	76,600	59,100	9,525
Property, plant and equipment	83,773	77,767	12,534
Prepaid lease payments	63,817	62,276	10,037

	224,190	199,143	32,096

27.	RETIREMENT BENEFIT PLANS

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

The amount of contributions to retirement benefit scheme was RMB30,475,000, RMB31,753,000 and RMB34,614,000 (US$5,579,000) for the years ended December 31, 2012, 2013 and 2014, respectively.

28.	RELATED PARTY DISCLOSURES

Compensation of key management personnel

The emoluments of directors of the Company and other members of key management during the years ended December 31, 2012, 2013 and 2014 are set out in Note 9.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

29.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged during the reporting periods.

The capital structure of the Group consists of debts, which includes bank borrowings as disclosed in Note 21, and equity attributable to equity holders of the Company, comprising capital and reserves.

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

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

The Group manages capital risk by reference to total equity compared with total borrowings. As of December 31, 2013 and 2014, these metrics were as follows:

	As of December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000

Bank borrowings	558,000	508,000	81,875
Advances from an unrelated party	7,874	6,844	1,103
Amount due to a shareholder	—	5,507	888

Total borrowings	565,874	520,351	83,866

Total Equity	2,512,834	2,592,061	417,764

	2013	2014

Debt to equity ratio	71.3%	59.5%

30.	FINANCIAL INSTRUMENTS

(a)	Categories of financial instruments

	As of December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000
Financial assets
Loans and receivables (including cash and cash equivalents)	1,716,178	1,517,758	244,618

Financial liabilities
Financial liabilities at amortized cost	1,679,247	1,433,672	231,066

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

30.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies

The Group’s major financial instruments include trade and other receivables, trade and other payables, pledged bank deposits, fixed bank deposits with maturity period over three months, bank balances and cash and bank borrowings. Details of the financial instruments are disclosed in the respective notes. The risks associated with these financial instruments include market risk, credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The Group’s management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Interest rate risk

The Group is exposed to fair value interest rate risk in relation to fixed-rate bank borrowings (see Note 21), amount due to a shareholder (see Note 20), advance from an unrelated party (see Note 19) and fixed bank deposits, which carry fixed interest rate. The Group is also exposed to cash flow interest rate risk in relation to bank balances and pledged bank deposits because these balances carry interest at prevailing rates. However, such exposure is minimal to the Group and the bank balances and pledged bank deposits are of short maturity.

The Group currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Group’s exposure on an ongoing basis and will consider hedging the interest rate should the need arise.

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

	2013	2014	2014
	RMB’000	RMB’000	US$’000

Pre-tax profit for the year	825	616	99

The 10 basis points increase or decrease represents management’s assessment of a reasonably possible change in interest rates over the period until the end of the next annual reporting period. The analysis is performed on the same basis for 2013.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

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

The Group’s total trade receivables due from the five largest customers accounted for 22.3% and 20.8% of its total trade receivables as of December 31, 2013 and 2014, respectively.

The credit risk on liquid funds is limited because the counterparties are banks with good reputations.

Currency risk

The Group has foreign currency sales which expose the Group to risk due to changes in foreign exchange rates. At the end of each reporting period, the carrying amounts of the Group’s monetary assets denominated in a currency other than the functional currency of the relevant entities were as follows:

	As of December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000

Assets (HK$)	41	39	6
Assets (US$)	36,349	42,118	6,788

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

	2013	2014	2014
	RMB’000	RMB’000	US$’000

Pre-tax profit for the year	1,819	2,108	340

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of the reporting period. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of next annual reporting period. The analysis is performed on the same basis for 2013.

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure at the end of the reporting period does not reflect the exposure during the year.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

30.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

Liquidity risk

The Group’s policy is to regularly monitor and maintain a level of cash and cash equivalents deemed adequate by management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of borrowings.

The following tables detail the Group’s contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest dates on which the Group can be required to pay. The tables include both interest and principal cash flows.

	Weighted average effective interest rate	On demand/ less than 3 months	3 months to 1 year	Total undiscounted cash flows	Carrying amount	Carrying amount
	%	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As of December 31, 2013
Non-derivative financial liabilities
Trade and other payables	—	725,247	396,000	1,121,247	1,121,247
Bank borrowings - fixed rate	6.00	211,210	364,137	575,347	558,000

		936,457	760,137	1,696,594	1,679,247

As of December 31, 2014
Non-derivative financial liabilities
Trade and other payables	—	660,165	260,000	920,165	920,165	148,303
Bank borrowings – fixed rate	6.00	210,397	312,602	522,999	508,000	81,875
Amount due to a shareholder		5,507	—	5,507	5,507	888

		876,069	572,602	1,448,671	1,433,672	231,066

Commodity price risk

The major raw material used in the production of the Company’s products includes steel. The Group is exposed to fluctuation in the prices of this raw material which are influenced by global as well as regional supply and demand conditions. Fluctuations in the prices of raw materials could adversely affect the Group’s financial performance. The Group historically has not entered into any commodity derivative instruments to hedge the potential commodity price changes.

(c)	Fair value

No disclosure of fair value is required as all of the Group’s financial assets and liabilities are carried at amounts not materially different from their fair values as of December 31, 2013 and 2014.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2013 and 2014

31.	OPERATING LEASES

The Group as lessee

	Year ended December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000
Minimum lease payments paid under operating leases during the year:
Office premises	1,080	312	50

At the end of each reporting period, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of office premises, which fall due as follows:

	As of December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000
Within one year	1,080	—	—
In the second to fifth years inclusive	—	—	—

	1,080	—	—

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases of office properties are negotiated for an average term of 3 years with fixed rentals.

32.	LITIGATIONS

In February 2014,three minority shareholders of the Company(the “Claimants”) filed a claim against the Company in BVI to the Eastern Caribbean Supreme Court (the “Claim”). In November 2014, the Claimants served an amended claim (the “Re-Amended Claim) on the Company and included three other defendants to the proceedings, including the Chairman of the Company. The Company served its Defence in response to the Claim on April 28, 2014 and its Amended Defence in response to the Re-Amended Claim on January 23, 2015.

The Claimants are arguing that the affairs of the Company have been conducted in a manner which is oppressive to them as minority shareholders. The Chairman put forward a proposal on November 23, 2013 that the Company should consider changing its business operations to an online vacation property business instead. Amongst other things, the Claimants allege that the Company and the other defendants have failed to act in the best interests of the Company by failing to reject this proposal outright, so as a result, the share price of the Company began to fall. Further, the Claimants alleged that all the defendants (including the Company) have conspired together to “injure” the Claimants through such actions. The main remedy Claimants are seeking against the Company and the other defendants is an order that they are jointly and severally liable to purchase their shares. They also seek a permanent injunction against the proposal taking place. On March 5, 2014, the Claimants obtained an ex parte injunction against the Company and the other defendants to prevent them from going ahead with this proposal. The Company has consented to the injunction staying in place for the time being.

The Company strongly denies that it acted in a way that was oppressive to the Claimants or that it should have rejected the proposal outright. Further, it denies that it took part in any conspiracy with the other defendants with a view of “injuring” the Claimants. In any event, the Claimants have undermined their case by purchasing more shares in the Company after commencing their Claim (at the lower price which they have been complaining about).

On July 21, 2014, the proposal was formally withdrawn. As this proposal was the basis for the ex parte injunction, the Company does not consider that the basis for the relief sought by the Claimants is in existence.

The Company believes that these claims are without merit and intends to vigorously defend itself in these allegations.

33.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the board of directors and authorized for issue on April 30, 2015.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Profit or Loss and Other Comprehensive Loss

For the years ended December 31, 2012, 2013 and 2014

	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Other income	2,541	—	—
Net exchange gain (loss)	553	922	(75)
Administrative expenses	(20,899)	(10,579)	(14,502)

Loss and total comprehensive loss for the year	(17,805)	(9,657)	(14,577)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Financial Position

	As of December 31,
	2013	2014
	RMB’000	RMB’000
ASSETS
Current assets
Prepayments	183	15
Bank balances	563	161

	746	176

Non-current asset
Investment in a subsidiary	940,198	940,198

Total assets	940,944	940,374

EQUITY AND LIABILITIES
Current and total liabilities
Other payables	14,169	12,518
Amount due to a shareholder	—	5,507
Amount due to a subsidiary	35,801	45,952

	49,970	63,977

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 ordinary shares issued and outstanding as of December 31, 2013 and 2014)	136	136
Additional paid-in capital	392,076	392,076
Reserves	498,762	484,185

Total equity	890,974	876,397

Total equity and liabilities	940,944	940,374

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Changes in Equity

For the years ended December 31, 2012, 2013 and 2014

	Share capital	Additional paid in capital	Capital reserve	Share incentive plan reserve	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2012	136	411,225	560,047	1,882	(37,778)	935,512
Loss and total comprehensive loss for the year	—	—	—	—	(17,805)	(17,805)
Dividends recognized as distribution	—	(19,514)	—	—	—	(19,514)
Recognition of equity-settled share-based payments	—	—	623	1,333	—	1,956

As of December 31, 2012	136	391,711	560,670	3,215	(55,583)	900,149
Loss and total comprehensive loss for the year	—	—	—	—	(9,657)	(9,657)
Issue of shares pursuant to Share Incentive Plan	—	365	—	(365)	—	—
Recognition of equity-settled share-based payments	—	—	222	260	—	482

As of December 31, 2013	136	392,076	560,892	3,110	(65,240)	890,974
Loss and total comprehensive loss for the year	—	—	—	—	(14,577)	(14,577)

As of December 31, 2014	136	392,076	560,892	3,110	(79,817)	876,397

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Cash Flows

For the years ended December 31, 2012, 2013 and 2014

	2012	2013	2014
	RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES
Loss for the year	(17,805)	(9,657)	(14,577)
Adjustment for share-based payments	1,956	482	—
Exchange gain	—	(778)	—

Operating cash flows before movements in working capital	(15,849)	(9,953)	(14,577)
(Increase)decrease in prepayments	(1)	(182)	168
Decrease(increase) in other payables	4,744	6,455	(1,651)
(Decrease)increase in amount due to a subsidiary	(411)	3,870	—

NET CASH (USED IN)FROM OPERATING ACTIVITIES	(11,517)	190	(16,060)

FINANCING ACTIVITIES
Advance from a subsidiary	18,206	—	10,028
Advance from a shareholder	—	—	5,507
Dividend paid	(19,491)	—	—

NET CASH (USED IN)FROM FINANCING ACTIVITIES	(1,285)	—	15,535

NET (DECREASE)INCREASE IN CASH AND CASH EQUIVALENTS	(12,802)	190	(525)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	13,210	385	563

EFFECT OF CHANGE IN FOREIGN CURRENCY RATE	(23)	(12)	123

CASH AND CASH EQUIVALENTS AT END OF THE YEAR
- representing bank balances	385	563	161

Basis of Presentation

Schedule 1 has been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

For the purpose of presenting the financial information of the parent company only, the Company records its investment in subsidiaries under the cost method of accounting. Such investment is presented on the statements of financial position as “Investment in a subsidiary” at cost less any identified impairment loss.

As of December 31, 2013 and 2014, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Group’s consolidated financial statements, if any.

For all years presented, there were no cash dividends paid to the Company by its consolidated subsidiaries.