Form 20-F
period 2015-12-31
China Zenix Auto International Ltd
filed 2016-04-28
CIK 1506756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “consider,”“continue,” “estimate,” “expect,” “forecast”, “going forward,” “intend,” “ought to,” “plan,” “predict”, “potential,” “project,” “propose,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is / are likely to,” and the negative forms of these words or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

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

The following selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated statements of financial position data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2011 and 2012, and the selected consolidated statements of financial position data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

You should read the selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and Item 5 “Operating and Financial Review and Prospects.” Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2011		2012		2013		2014		2015		2015
	RMB		RMB		RMB		RMB		RMB		US$
	(in thousands, except per share date)
Selected Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue		4,093,874		3,737,965		3,802,308		3,334,355		2,445,756		377,560
Cost of sales		(3,005,590)		(2,795,548)		(3,011,615)		(2,744,896)		(2,081,976)		(321,402)

Gross profit		1,088,284		942,417		790,693		589,459		363,780		56,158
Other income, gain and loss		11,653		17,066		27,300		25,781		16,410		2,533
Net exchange (loss) gain		(5,832)		922		(7,438)		1,664		5,793		894
Selling and distribution costs		(256,487)		(252,109)		(274,825)		(253,846)		(212,273)		(32,769)
Research and development expenses		(85,398)		(90,823)		(91,632)		(98,040)		(51,253)		(7,912)
Administrative expenses		(129,035)		(138,040)		(142,495)		(149,481)		(136,681)		(21,100)
Finance costs		(60,536)		(50,916)		(26,003)		(17,606)		(15,913)		(2,456)

Profit (loss) before taxation		562,649		428,517		275,600		97,931		(30,137)		(4,652)
Income tax (expense) credit		(110,448)		(66,885)		(42,947)		(18,704)		1,570		242

Profit (loss) and total comprehensive income (loss) for the year		452,201		361,632		232,653		79,227		(28,567)		(4,410)

Profit (loss) and total comprehensive income (loss) attributable to:
Owners of the Company		452,201		361,632		232,653		79,227		(28,567)		(4,410)

Earnings (loss) per share
Basic	RMB	2.38	RMB	1.75	RMB	1.13	RMB	0.38	RMB	(0.14)	US$	(0.02)
Diluted	RMB	2.38	RMB	1.75	RMB	1.13	RMB	0.38	RMB	(0.14)	US$	(0.02)

Earnings (loss) per ADS
Basic	RMB	9.53	RMB	7.00	RMB	4.51	RMB	1.53	RMB	(0.55)	US$	(0.09)
Diluted	RMB	9.53	RMB	7.00	RMB	4.51	RMB	1.53	RMB	(0.55)	US$	(0.09)

Dividend declared and paid per share		—		0.09		—		—		—		—

	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share data)
Selected Consolidated Statements of Financial Position Data:
ASSETS
Current assets
Inventories	552,104	364,351	394,758	382,067	181,905	28,081
Trade and other receivables and prepayments	1,108,182	813,445	971,806	921,653	613,418	94,696
Prepaid lease payments	8,332	9,425	9,425	9,425	9,425	1,455
Pledged bank deposits	96,211	70,884	76,600	59,100	28,200	4,353
Fixed bank deposits with maturity period over three months	105,000	160,000	160,000	260,000	260,000	40,137
Bank balances and cash	729,621	827,271	748,744	556,990	817,247	126,161

Total current assets	2,599,450	2,245,376	2,361,333	2,189,235	1,910,195	294,883

Non-current assets
Property, plant and equipment	1,184,756	1,405,544	1,494,848	1,525,567	1,506,318	232,535
Prepaid lease payments	371,142	414,149	404,724	395,299	385,874	59,569
Deposits paid for acquisition of property, plant and equipment	40,849	55,198	21,540	1,590	—	—
Deferred tax assets	5,208	4,629	4,365	4,356	15,958	2,463
Intangible assets	17,000	17,000	17,000	17,000	17,000	2,625

Total non-current assets	1,618,955	1,896,520	1,942,477	1,943,812	1,925,150	297,192

Total assets	4,218,405	4,141,896	4,303,810	4,133,047	3,835,345	592,075

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	1,168,319	1,060,095	1,132,172	938,251	606,922	93,693
Amount due to a shareholder	—	—	—	5,507	11,679	1,803
Taxation payable	21,810	10,594	10,977	1,063	674	104
Short-term bank borrowings	998,500	700,000	558,000	508,000	558,000	86,140

Total current liabilities	2,188,629	1,770,689	1,701,149	1,452,821	1,177,275	181,740

Non-current liabilities
Deferred income	12,479	11,681	10,885	10,088	9,292	1,434
Deferred tax liabilities	81,672	79,827	78,942	78,077	85,284	13,166

Total non-current liabilities	94,151	91,508	89,827	88,165	94,576	14,600

Total liabilities	2,282,780	1,862,197	1,790,976	1,540,986	1,271,851	196,340

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 shares issued and outstanding as of December 31, 2014 and 2015)	136	136	136	136	136	21
Additional paid in capital	411,225	391,711	392,076	392,076	392,076	60,526
Reserves	1,524,264	1,887,852	2,120,622	2,199,849	2,171,282	335,188

Total equity attributable to owners of the Company	1,935,625	2,279,699	2,512,834	2,592,061	2,563,494	395,735

Total equity and liabilities	4,218,405	4,141,896	4,303,810	4,133,047	3,835,345	592,075

Exchange Rate Information

Our business is primarily conducted in the PRC, and most of our revenue is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts in this annual report were made at the rate of RMB6.4778 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2015.

	Noon Buying Rate
	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6,2591
2015	6.4778	6.2827	6.1870	6.4896
October	6.3180	6.3505	6.3180	6.3591
November	6.3883	6.3640	6.3180	6.3945
December	6.4778	6.4491	6.3883	6.4896
2016
January	6.5752	6.5726	6.5219	6.5932
February	6.5525	6.5501	6.5154	6.5795
March	6.4480	6.5027	6.4480	6.5500
April (through April 27, 2016)	6.5004	6.4726	6.4571	6.5004

Source: The exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

As our products, steel and aluminum wheels, are components of commercial vehicles, our sales are largely dependent on the demand for and usage of such vehicles in the overall automotive market, both in the PRC and in other countries where our products are sold. We sell steel and aluminum wheels both through a network of distributors to aftermarket end-users as replacements for worn out or lower quality wheels, and directly to OEMs such as automotive manufacturers for use on their commercial vehicles. The demand from both of these types of customers depends on the overall demand for and usage of commercial vehicles, which in turn depends on a number of factors including overall economic conditions, vehicle sales and availability and quality of transportation networks in the markets where we sell and distribute our products. All of these factors are beyond our control.

As the PRC economy developed, domestic commercial vehicle sales had enjoyed a relatively long period of growth, which partially drove the domestic sales of our products. Domestic commercial vehicle sales decreased, however, since 2011 primarily due to the prolonged slowdown in the global economy and PRC government policies including control over capital investment and cancellation of the government stimulus measures implemented to assist the automotive industry in 2009 and 2010. As a result, the rate of growth of our PRC aftermarket and OEM sales decreased starting from 2011 and more significantly in 2012. In 2013, our PRC aftermarket and OEM sales, however, increased slightly compared to 2012, primarily due to the gradual recovery of the global economy as well as an increase in domestic commercial vehicle sales in 2013 in anticipation of the promulgation of a policy that would substantially increase the prices of automotives. In the second half of 2014, a slowdown in PRC economy resulted in a reduction of construction and infrastructure related activities, which led to a sluggish demand in our aftermarket segment. In the second half of 2014, our OEM sales also decreased as truck manufacturers cut back on new vehicle production in light of the looming switch from National III to National IV emission standard and the need to decrease inventory of current model of National III compliance vehicles prior to launching National IV compliance vehicles. In 2015, PRC economy slowed down significantly. The lowest rate of increase in the last 15 years in construction and infrastructure related activities led to a significant decline in truck sales, especially in the medium- and heavy-duty truck sectors. A lack of investment in infrastructure and real estate projects compared to previous trends also led to a continued weakness in our aftermarket segment.

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

In early 2015, our international sales decreased due to lower selling prices despite stable unit sales as a result of the Renminbi depreciation and competitive pricing. In the second half of 2015, currency depreciation in Southeastern Asian countries, including Thailand, Indonesia and Burma, also weakened the demand from these markets.

In addition, the implementation, renewal, change or cancellation of any government policies in the future, such as economic stimulus or tightening measures or currency controls, in the PRC or in any of the international markets where our products are sold, may significantly affect our business.

If the demand for our steel and aluminum wheels declines as a result of changes of economic conditions in the automotive industry or does not grow at the pace we anticipate, our business, financial condition, results of operations and prospects could be harmed.

We are reliant on our major customers and currently do not have multi-year contracts with almost all such customers.

We rely on our major customers. In 2013, 2014 and 2015, the aggregate sales to our five largest customers (including the PRC aftermarket, PRC OEMs and international sales) accounted for 18.6%, 18.8% and 17.8% of our revenue, respectively. For example, Anhui Jianghuai Automobile Group, our largest customer worldwide in 2013, 2014 and 2015 accounted for 5.3%, 5.1% and 4.6% of our revenue for 2013, 2014 and 2015, respectively. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2015, such network consisted of 4,187 distributors in the PRC, including 23 tier-one distributors, 2,741 exclusive tier-two distributors and 1,423 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. In addition, we sell our products outside the PRC to both international distributors in the aftermarket and directly to international OEMs, primarily in Thailand and more than 31 other countries worldwide. Although we generally have longstanding business relationships with our major customers, we do not have multi-year contracts with almost all such customers. For our aftermarket customers in the PRC, we sign distribution agreements with our tier-one distributors and three-party distribution agreements with our tier-one distributors and exclusive tier-two distributors. These agreements are automatically renewed every year unless terminated by the parties. We do not, however, enter into any contracts with our non-exclusive tier-two distributors to which the tier-one distributors resell our products. For our OEM customers in the PRC, we typically sign framework agreements that are renewable every year upon mutual agreement. Under these framework agreements, the volume of products to be sold in any given period is not fixed and the sale price is fixed but is periodically revised based on the market price of steel and mutual agreement between the parties. For our ten largest international customers, we enter into strategic cooperation agreements which are renewable every three years upon mutual agreement unless terminated by the parties and pursuant to which such customers place orders from time to time that specify the actual price and amount of purchases. Our remaining international customers purchase our products pursuant to standalone purchase orders.

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

A significant portion of our revenue comes from distributors, on which we exclusively rely to reach the aftermarket in the PRC. We have 23 tier-one distributors in the PRC, with whom we have direct contractual relationships. In turn, these tier-one distributors resell our products to tier-two distributors. Our five largest tier-one distributors accounted for 16.6%, 16.7% and 16.2% of our revenue in 2013, 2014 and 2015, respectively. We believe that we will continue to generate a significant portion of our revenue from sales to our tier-one distributors in the PRC.

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

Our products are mainly sold in the PRC, but international sales to Thailand and more than 31 other countries worldwide, both to international distributors and OEMs, are significant, accounting for 14.7%, 15.5% and 17.9% of our revenue in 2013, 2014 and 2015, respectively. As a result, our operations and financial performance are affected by the social, economic, political and regulatory conditions in these countries and countries where we may operate or where our products may be sold in the future. Furthermore, regulations and policies affecting trade and bilateral relations between the PRC and the countries and regions to which we export our products can adversely affect our international sales in those countries and regions.

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

These and other market changes may increase or decrease demand for certain of our existing and planned products. We anticipate incurring significant costs to appropriately accommodate such changing market trends. For example, we have increased the weight of tubeless steel wheel production as a proportion of our overall production in recent years and are in the process of ramping up a new aluminum wheel manufacturing facility in the PRC that began commercial production in the third quarter of 2015. We have devoted significant financial and other resources to these activities and expect to incur additional costs in the future. Furthermore, we may not be successful in keeping up with or foreseeing the changing demands in the market, and we may not otherwise realize the full benefit of our investments made in anticipation of any particular market trend. Although we are actively engaging in research and development activities to keep up with changing market demands, we cannot assure you that we will successfully meet future market demands. Any of these factors could adversely affect our business, financial condition, results of operations and prospects.

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

We have undergone a series of expansions to our existing manufacturing facilities in recent years, including in 2010, 2011 and the first half of 2012. While we temporarily suspended such expansion in the second half of 2012 and continued to suspend such expansion in 2013 primarily due to a decrease in our PRC aftermarket and OEM sales, we intend to resume our expansion plan and further steadily expand our manufacturing facilities in the long-term depending on market conditions. In addition, we are in the process of ramping up a new aluminum wheel manufacturing facility, for which we purchased the principal equipment and trained a number of technicians during 2014, and began commercial production at the third quarter of 2015.

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

Labor is a key component of our manufacturing operations in the PRC. In addition to the labor contract law, discussed below in “—Risks Relating to Doing Business in the PRC—The enforcement of the PRC labor contract law and its implementation rules and increase in labor costs in the PRC may adversely affect our business and our profitability,” other factors may increase our costs of labor in the PRC. As the PRC economy continues to develop, its labor force is becoming more educated and is undergoing other demographic changes. As a result, the number of available workers for our manufacturing operations may decrease or such workers may demand higher wages. In addition, increases in the size or number of our competitors or other manufacturing businesses may adversely affect our ability to recruit and retain workers for our own manufacturing operations. Our total staff costs in 2013, 2014 and 2015 were RMB325.3 million, RMB332.9 million and RMB297.3 million (US$45.9 million), which represented 8.6%, 10.0% and 12.2% of our revenue in each of those years, respectively. A significant increase in labor costs for our operations in the PRC could adversely affect our business, financial condition, results of operations and prospects.

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

For our PRC aftermarket sales, our tier-one distributors are required to provide us a credit deposit typically equal to approximately one-month of indicative annual purchase amount. Depending on the actual sales amount, we typically provide our tier-one distributors a credit term of 45 to 55 days from the delivery of our products. We typically provide our OEM customers in the PRC a credit term of 55 to 75 days from the delivery of our products, depending on the sales amount and, in 2014, we extended credit terms to 60 to 90 days to alleviate the stress of some of our OEM customers. For international sales, we typically provide our customers a credit term of 30 days from delivery of our products. For certain new international customers, we require payment of the entire purchase price at the time of purchase. As of December 31, 2013, 2014 and 2015, we had trade receivables of RMB666.8 million, RMB577.1 million and RMB416.2 million (US$64.3 million), respectively, which represented 17.5%, 17.3% and 17.0% of our revenue in each of those years, respectively.

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

We have developed a large portfolio of intellectual property rights in the PRC to protect the technologies, inventions and improvements significant to our business, and we believe that this is important for us to maintain a competitive advantage in the marketplace. As of December 31, 2015, we owned a total of 91 patents in the PRC. In addition, we had registered 539 trademarks with China’s Trademark Office as of December 31, 2015, and are currently in the process of applying for 4 additional trademarks in the PRC. We also have a number of trademarks and trademark applications in a number of the countries to which we export our products.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2015. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could also result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation. Furthermore, if we fail to maintain effective internal control over financial reporting in the future, we may also need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

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

Prior to January 1, 2008, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory tax rate of 33.0%. The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation rules issued by the State Council of the PRC, or the State Council, became effective as of January 1, 2008. The EIT Law provides that all enterprises in the PRC, including foreign-invested companies, are subject to a uniform 25.0% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Accordingly, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory rate of 25.0% after January 1, 2008, except for (i) Zhengxing Wheel, which has been recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2008 to 2016, (ii) Zhengxing Group Langfang Wheel Co., Ltd., which has been recognized as a “High and New Technology Enterprise” enjoys a preferential tax rate of 15.0% from 2009 to 2014. (iii)Zhengxing Group Hefei Wheel Co., Ltd., which has been recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2010 to 2015 (the preferential tax rate of 15.0% applied retrospectively for 2010, the effect of which was not reflected in our income tax expense in 2010, and relevant adjustments were made in our consolidated financial statements for 2011) and (iv) Zhengxing Group Chengdu Wheel Co., Ltd., which was incorporated in the western region of the PRC in July 2004 and derived more than 70.0% of its total income from the business of state-encouraged industry, and enjoys a preferential tax rate of 15.0% from its inception in 2004 to 2020.

These preferential income tax rates are subject to periodic review and renewal by PRC authorities. If our subsidiaries fail to maintain their preferential tax statuses, their applicable EIT rate may increase to up to 25.0%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

We also benefit from PRC tax policies designed to encourage exports. In the PRC, steel and aluminum wheels are normally subject to a value-added tax, or VAT, of 17.0%, but we receive a full rebate of or exemption from the VAT for the steel and aluminum wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB91.5 million, RMB85.9 million and RMB80.0 million (US$12.3 million) in 2013, 2014 and 2015, respectively. However, these VAT exemptions and rebates for exported steel wheels may be eliminated by the PRC government. If this occurs, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Newrace Limited, one of our shareholders, has made a grant of restricted ordinary shares to Mr. Yifan Li, our former chief financial officer, in consideration of his service to our company. As a result of this grant of restricted shares by Newrace Limited, we incurred non-cash share-based compensation expenses of RMB0.2 million, nil and nil in 2013, 2014 and 2015, respectively. We also incurred non-cash share-based compensation expenses of RMB0.3 million, nil and nil in 2013, 2014 and 2015, respectively, in connection with the share option granted to one of our executive officers in August 2011 and the restricted share unit awards granted to each of our independent directors in March 2012 under our 2011 Share Incentive Plan. We may incur additional such expenses in connection with other share-based compensation grants we or our shareholders may make to our employees, directors or consultants in the future as an important means to attract and retain such personnel. We account for compensation costs for all such restricted share grants, share options and restricted share unit awards using the fair value determined on the grant date and recognize the expenses in our consolidated statement of comprehensive income. These compensation expenses may materially and adversely affect our net income. Please refer to Item 5A “Operating and Financial Review and Prospects—Operating Results—Equity-settled Share-based Compensation Expense.”

If we have difficulty obtaining sufficient capital for operations or expansion, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We had net current assets of RMB660.2 million, RMB736.4 million and RMB732.9 million (US$113.1 million) as of December 31, 2013, 2014 and 2015, respectively. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing and the net proceeds from our initial public offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all. If we have difficulty obtaining sufficient capital for operations or expansion, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We currently conduct our business through our subsidiaries established in the PRC. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. As of December 31, 2015, the accumulated profits of our PRC subsidiaries, that were unrestricted and were available for distribution amounted to RMB1,178.5 million (US$181.9 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

On July 4, 2014, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which replaced the Circular on Relevant Issues Concerning Foreign Exchange Control Over Financing and Return Investment of Domestic Residents through Overseas Special Purpose Vehicles, or Circular 75, previously issued in October 2005. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a “special purpose vehicle.” Our current beneficial owners who, to our knowledge, are PRC residents are in the process of registering with the local SAFE branch as required under Circular 75. We cannot, however, provide any assurances that such registration will be completed in a timely manner, or at all, or that any future beneficial owners who are PRC residents will be able to comply with the SAFE regulations in a timely manner, or at all. Any failure of our current or future beneficial owners who are PRC residents to comply with the registration procedures set forth in Circular 37 may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our consolidated PRC entities, limit our consolidated PRC entities’ ability to distribute dividends to us or the offshore entities set up by our beneficial owners or otherwise materially and adversely affect our business.

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

Substantially all of our sales outside the PRC are in U.S. dollars. The change in value of the Renminbi against the U.S. dollar is affected by, among other things, changes in the PRC’s political and economic conditions. From 1995 until July 2005, the People’s Bank of China (the “PBOC”) intervened in the foreign exchange market to maintain an exchange rate of approximately RMB8.28 per U.S. dollar. On July 21, 2005, the PRC government reformed this policy to allow the Renminbi to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There have been a number of changes to the currency policy in the PRC since July 2005, and the Renminbi has appreciated significantly since then. On March 17, 2014, the PBOC announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2%.

In 2015, the RMB depreciated significantly. The center point of the currency’s official trading band was 6.1265 in January, and was 6.4465 in December, which contributed to a decline in our 2015 international revenues.

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

In addition, appreciation of the Renminbi against the U.S. dollar, the Euro or other currencies may adversely affect the competitiveness of our product pricing in markets outside the PRC. If such appreciation occurs, our products would cost more, if denominated in U.S. dollars, Euros or other currencies, when exported to our international markets, and thus our products may not be as competitively priced in those markets as products produced in other countries which use a currency that has not appreciated as much as the Renminbi. As a result, our export volume may be adversely affected, which may cause a decrease in our revenue from international sales. Therefore, appreciation of the Renminbi against the U.S. dollar, the Euro or other currencies could materially and adversely affect our business, financial condition, results of operations and prospects.

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

As of March 31, 2016, our controlling shareholder, Mr. Jianhui Lai (through Newrace Limited), beneficially owned approximately 69.5% of our outstanding ordinary shares. Mr. Lai is also our founder, chairman and chief executive officer. Please refer to Item 6E “Directors, Senior Management and Employees—Share Ownership” and Item 7B “Major Shareholders and Related Party Transactions—Related Party Transactions—Restricted Shares Granted to Mr. Yifan Li by Newrace Limited.” Our controlling shareholder has a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those who purchased ADSs in our initial public offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

We established Zhengxing Indo Wheels Private Limited in India in January 2012 to operate our planned steel wheel manufacturing facility in India. However, due to the ongoing economic difficulties in India including the instability of local economic conditions and fluctuation in the value of the Indian Rupee, we have suspended our plan to operate our planned steel wheel manufacturing facility in India for the time being and have deregistered Zhengxing Indo Wheels Private Limited.

In addition, we established Hua’anZhengxing Wheel Co., Ltd. in November 2010 which began commercial production of our aluminum wheels in the third quarter of 2015 and is expected to continue to ramp up its capacity through 2019.

Our Company and Our Hong Kong Subsidiary

We, China Zenix Auto International Limited, are a British Virgin Islands holding company incorporated on July 11, 2008, with an authorized share capital of US$50,000 consisting of 50,000 ordinary shares with a par value of US$1.00 per share, by Newrace Limited and Richburg Holdings Limited, each incorporated under the laws of the British Virgins Islands. Pursuant to a share subscription and shareholders agreement dated August 10, 2008, as amended on August 12, 2008 (the terms of which were confirmed and further clarified by a deed of confirmation on April 21, 2011), we issued 45,000 and 5,000 ordinary shares, par value US$1.00 per share, to Newrace Limited and Richburg Holdings Limited, respectively. We were initially named Richwheel Limited, and, in preparation for our initial public offering, we changed our name to China Zenix Auto International Limited on November 3, 2010. We also effected a change to our authorized and issued share capital and a repurchase of our issued and outstanding shares on February 21, 2011, as a result of which and as of December 31, 2015, our authorized share capital consisted of 500,000,000 shares, with a par value of US$0.0001 each. As of December 31, 2015, there were 206,500,000 ordinary shares issued, fully-paid and outstanding.

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

On December 19, 2012, Mr. Lai issued a notice of exercise to Ms. Chu pursuant to the terms of the share purchase option agreement. Pursuant to this notice, Mr. Lai exercised the option to purchase all of the 50,000 ordinary shares of Newrace Limited, and Mr. Lai and Ms. Chu agreed that these ordinary shares would be transferred and delivered to Mr. Lai on December 20, 2012 and the exercise price of US$27,934,000 would be paid by Mr. Lai to Ms. Chu within 90 business days from December 20, 2012. As a result, Mr. Lai became the sole shareholder of Newrace Limited on December 20, 2012.

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

In 2013, 2014 and 2015, our capital expenditures totaled RMB175.4 million, RMB133.5 million and RMB90.6 million (US$14.0 million), respectively. In past years, our capital expenditures consisted primarily of the purchase of property, plant and equipment, and the cost of obtaining land use rights and other costs incurred in connection with the construction and expansion of our various manufacturing facilities and a new aluminum wheel manufacturing facility. Our capital expenditures in 2015 have been funded by cash flow from operations.

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

The Claimants argue that the affairs of the Company have been conducted in a manner that is oppressive to them as minority shareholders. Specifically, on November 23, 2013, our chairman put forward a proposal that we should consider changing our business operations to an online vacation property business (the “Proposal”). As a result of receiving the Proposal, the Claimants alleged that, amongst other things, the Company and the other defendants have failed to act in the best interests of the Company by failing to reject the Proposal outright, which contributed to the falling share price of the Company. Further, the Claimants alleged that all defendants (including the Company) have conspired together to “injure” the Claimants through this actions. The principal remedy Claimants sought against the Company and the other defendants is an order that they are jointly and severally liable to purchase the Company’s shares from the Claimants. The Claimants also sought a permanent injunction to prevent the Proposal from taking place. On March 5, 2014, the Claimants obtained an ex-parte injunction against the Company and the other defendants to prevent them from going forward with the Proposal. The Company consented to the injunction staying in place for the time being, as it has always been our desire to seek shareholders approval before adopting the Proposal.

On July 21, 2014, the Proposal was formally withdrawn by our chairman. As the Proposal was the basis for the ex parte injunction, the Company believes the foundation to the Claimants’ claims is weak. The Company further denies that we acted in a way that was oppressive to the Claimants or that we should have rejected the Proposal outright without due consideration. Further, the Company denies that we took part in any conspiracy with the other defendants with a view to specifically “injure” the Claimants. We believe these claims are without merit and intends to vigorously defend itself in these allegations.

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

We design, manufacture and sell high quality steel wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial vehicle wheel industry. We currently offer more than 715 series of tubed steel wheels (which are typically used for commercial vehicles using tires that contain a rubber inner tube), tubeless steel wheels (which are typically used for commercial vehicles using tubeless tires), and off-road steel wheels (which are typically used for construction and other types of off-road vehicles). Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers. We believe that our products are well recognized for safety, strength and durability by our customers, especially under extreme road conditions, and that our products exceed industry standards in all major technical aspects, including safety, durability and stability. In particular, we have developed a type of tubeless steel wheel using a patented production technique for the design of the wheel disc. This type of wheel, other than its improved strength and reduced weight, exceeds industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan). In addition, we have won a number of awards in the PRC in recognition of, among other things, our overall business operation capabilities, brand awareness and market share, including Fujian Brand-name Product Certificate in 2010, Top 30 PRC Automobile Industry Enterprise in 2011, The Most Influential Brands in the PRC Machinery Industry in 2012 and The Nation’s Top 100 Automotive Component Suppliers in 2013 and 2014.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network which we believe is the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC. As of December 31, 2015, our distribution network consisted of more than 4,187 distributors in the PRC, including 23 tier-one distributors, 2,741 exclusive tier-two distributors and 1,423 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 84 automotive manufacturers in the PRC as of December 31, 2014, including the group members of a number of large PRC commercial vehicle manufacturers such as Anhui Jianghuai Automobile Group, Zhengzhou Yutong, SAIC-IVECO Hongyan Commercial Vehicle, China National Heavy Duty Truck Group, Hino Motors(China) Co., Ltd., BeiqiFoton Motor and Sichuang Hyundai Motor Company. In international markets, we sold our products to more than 80 distributors in the aftermarket and directly to four OEMs as of December 31, 2015, including Tokyo Sharin of Japan, Tata Daewoo of South Korea, Mahindra & Mahindra of India and Eicher Motors of India. India was our largest international market in 2012 and Thailand was our largest international market in 2013, 2014 and 2015.

We have six manufacturing facilities across China, located in Zhangzhou, Fujian Province, Langfang, Hebei Province, Chengdu, Sichuan Province, Hefei, Anhui Province and Benxi, Liaoning Province. These manufacturing facilities are strategically located in close proximity to our steel suppliers, our OEM customers or ports for export, which we believe provide us with a significant advantage in production costs. Since our inception in 2003, we have established an integrated production platform covering all aspects of the design and production of a wide range of steel wheels, enabling us to quickly develop high quality products which are responsive to our customer needs, as well as to continuously improve our manufacturing process and operational efficiency.

We are committed to the research and development of new models of wheels as well as ongoing enhancements in existing product quality and production technology, in order to effectively adapt to the changing demands of our customers for better quality wheel products, as well as to improve our production efficiency. We maintain our own research and development team which we believe is one of the largest in the PRC commercial vehicle wheel industry, with 286 employees as of December 31, 2015 most having 10 to 20 years of experience in the industry. As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of December 31, 2015, we owned a total of 91 patents in the PRC, including 4 invention patents, 73 utility model patents and 14 design patents. We place great emphasis on quality control in our operations and have implemented quality control procedures throughout our production process. Our comprehensive quality management system has been awarded ISO/TS 16949 quality management system certification since 2007, which certifies the satisfaction of specific quality management system requirements for the design and development, production and, when relevant, installation and service of automotive-related products, and ISO 9001:2000 quality management system certification from 2003 to 2006, which certifies the satisfaction of specific quality management system requirements for an organization to consistently provide products that meet customer and applicable regulatory requirements. At our headquarters in Zhangzhou, Fujian Province, we have also maintained one of the national wheel test centers designated by the PRC government for the testing of the specifications and roadworthiness of wheels sold in the PRC since September 2008. This test center has been granted ISO/IEC 17025 certification, which certifies the satisfaction of the general requirements to carry out tests and/or calibrations.

Our Products

We design, manufacture and sell steel and aluminum wheels in the PRC and internationally, which are used primarily in commercial vehicles. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2015, such network consisted of more than 4,187 distributors in the PRC, including 23 tier-one distributors, 2,741 exclusive tier-two distributors and 1,423 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. In addition, we sell our products outside the PRC to both international distributors in the aftermarket and directly to international OEMs, primarily in Thailand and more than 31 other countries worldwide. We currently offer more than 715 series of tubed, tubeless and off-road wheels, with sizes ranging from 8 to 51 inches in diameter and 3 to 28 inches in width and which meet various specifications (including designs and colors) of our customers. In addition, we also sell our wheel components such as wheel discs to distributors for use in the aftermarket in the PRC and internationally, which accounted for an insignificant portion of our revenue in 2013, 2014 and 2015.

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

We focus on developing and manufacturingwheels with enhanced safety, strength and durability while, to the extent possible, reduced weight (and thus improved fuel efficiency). We believe that our products are well recognized for safety, strength and durability by our customers, especially under extreme road conditions, and that our products exceed industry standards in all major technical aspects, including in fatigue tests to determine how long the wheel can last and pulsation tests to determine a wheel’s ability to roll smoothly on the road. In particular, we have developed a tubeless steel wheel production method that is patented and unique, whereby we can produce tubeless steel wheels which have enhanced strength and durability by applying certain manufacturing processes traditionally only used for tubed steel wheels. Wheels manufactured under this processes, in addition to improved strength and reduced weight, also exceed industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan).

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

We currently offer more than 277 series of tubed steel wheels with sizes ranging from 15 to 24 inches in diameter and 4.5 to 14 inches in width. Tubed steel wheels generated 59.2%, 57.8% and 56.1% of our revenue in 2013, 2014 and 2015, respectively.

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

We currently offer more than 217 series of tubeless steel wheels with sizes ranging from 8 to 26 inches in diameter and 3 to 20 inches in width. Tubeless steel wheels generated 36.9%, 37.6% and 37.5% of our revenue in 2013, 2014 and 2015 respectively.

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

We currently offer more than 121 series of off-road steel wheels with sizes ranging from 15 to 51 inches in diameter and 6.5 to 28 inches in width. We commenced sales of off-road steel wheels in 2008 which accounted for 1.3%, 1.7% and 1.8% of our revenue in 2013, 2014 and 2015, respectively.

The following shows the components of our tubed off-road steel wheels:

Aluminum Wheels

In November 2010, we established Hua’an Zhengxing Wheel Co., Ltd. as a part of our expansion to the aluminum wheel business, as the manufacturing of aluminum wheels require certain manufacturing equipment and techniques that are different from those used for steel wheels. After conducting extensive research and development for the production of aluminum wheels for use in commercial vehicles, we purchased the principal equipment and trained a number of technicians throughout 2014 and began commercial production at the third quarter of 2015. We expected to continue to ramp up our aluminum wheels production capacity through 2019.

We currently offer more than 4 series of tubeless aluminum wheels. We commenced sales of aluminum wheels in September 2015 which accounted for 1.1% of our revenue in 2015.

Manufacturing

Manufacturing Facilities

We have six manufacturing facilities across China, located in Zhangzhou, Fujian Province (our headquarters), Langfang, Hebei Province, Chengdu, Sichuan Province, Hefei, Anhui Province and Benxi, Liaoning Province. We have also established a new aluminum wheel manufacturing facility in Hua’an, Fujian Province and began production at the third quarter of 2015. Our manufacturing facilities are strategically located in close proximity to our steel suppliers, our OEM customers or ports for export. In particular, our manufacturing facilities in Langfang, Hebei Province and Benxi, Liaoning Province are located close to our steel suppliers, and our manufacturing facilities in Chengdu, Sichuan Province and Hefei, Anhui Province are located close to our OEM customers. Our manufacturing facilities in Zhangzhou, Fujian Province are located close to ports for export. These strategic locations enable us to (i) reduce our raw material and product delivery transportation costs, which is an important cost component of both our raw materials and steel wheels, (ii) respond to changes in customer demand quickly, and (iii) access a sufficient supply of skilled local labor force at relatively low cost compared to the labor cost at major urban centers in the PRC.

We have undergone a series of expansions to our existing manufacturing facilities in recent years, including in 2010, 2011 and the first half of 2012. While we temporarily suspended such expansion in the second half of 2012 and continued to suspend such expansion in 2013 primarily due to a decrease in our PRC aftermarket and OEM sales, we resumed our expansion plan in 2014, including establishing a new aluminum wheel manufacturing facility in Hua’an Fujian Province with a planned annual production capacity of 0.5 million aluminum wheel for which we purchased the principal equipment and trained a number of technicians during 2014, and began production at the third quarter of 2015. In the fourth quarter of 2015, we produced approximately 250-300 sets of aluminum wheels per day.

The following shows the geographic locations of our manufacturing facilities, with floor area and number of employees as of December 31, 2015:

Production Capacity

We believe that we have the largest production capacity of any commercial vehicle wheel manufacturer in the PRC. As of December 31, 2015, our manufacturing facilities had a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels, of which 9.4 million units were tubed steel wheels, 5.5 million units were tubeless steel wheels, 33,600 units were off-road steel wheels and 0.5 million units were aluminum wheels. The size of our manufacturing platform allows us to achieve significant economies of scale as we increase our production volume. With our large scale, we are also able to lower our costs by preparing various wheel components internally.

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

Aluminum Wheel Manufacturing Facility in the PRC and Steel Wheel Manufacturing Facility in India

We anticipate that commercial vehicles will increasingly use wheels made of aluminum instead of steel in the future, and we have completed the construction of an advanced aluminum wheel manufacturing facility (including offices, a research and development center, a test center and employee dormitories) with an aggregate land area of approximately 65,000 square meters in Zhangzhou, Fujian Province. We have obtained land use rights for this manufacturing facility and will apply for property ownership certificates. We have obtained substantially all of the necessary machinery and equipment and are in the process of upgrading a specialized production process designed for manufacturing aluminum wheels for commercial vehicles, conducting research and development, procuring raw materials and recruiting additional industry experts in order to ramp up our aluminum wheel production. We believe we are well positioned to enter the aluminum wheel market, and by developing different types of high quality aluminum wheels and being an early market entrant, we believe that we will be well positioned to capture future growth in the market for aluminum wheels in the PRC as it emerges and also to enter selected international markets over time.

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

Sales and Marketing

We have a diversified customer base. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2015, such network consisted of more than 4,187 distributors in the PRC, including 23 tier-one distributors, 2,741 exclusive tier-two distributors and 1,423 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. PRC aftermarket sales accounted for 50.7%, 49.9% and 48.8% of our revenue in 2013, 2014 and 2015, respectively. PRC OEM sales accounted for 34.6%, 34.6% and 33.3% of our revenue in 2013, 2014 and 2015, respectively.

In addition, we sell our products outside the PRC to both international distributors in the aftermarket and directly to international OEMs, primarily in Thailand and more than 31 other countries worldwide. International sales accounted for 14.7%, 15.5% and 17.9% of our revenue in 2013, 2014 and 2015, respectively.

In 2013, 2014 and 2015, the aggregate sales to our five largest customers accounted for 18.6%, 18.8% and 17.8% of our revenue, respectively.

We have a dedicated sales and marketing team, which had 251, 252 and 235 employees as of December 31, 2013, 2014 and 2015, respectively, responsible for the sales and marketing of our products and managing and supporting our distributors. We believe that the combination of our extensive distribution network and our effective management of such network provides us with the broadest coverage among PRC commercial vehicle wheel manufacturers, which has contributed to our leadership position in the PRC aftermarket and presents a significant barrier to entry in that market.

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

As of December 31, 2013, 2014 and 2015, we had 24, 23 and 23 tier-one distributors, respectively, with whom we have direct contractual relationships. In turn, these tier-one distributors sold our products to 4,753, 4,351 and 4,164 tier-two distributors as of December 31, 2013, 2014 and 2015, respectively. Tier-two distributors are divided into exclusive and non-exclusive distributors, depending on whether they only sell steel wheels manufactured by us. The number of our tier-two distributors decreased from 2012 to 2013 primarily due to market consolidation while our selection process for high quality tier-two distributors became increasingly stringent. The number of our tier-two distributors decreased from 2013 to 2015 primarily as a result of the economic slowdown. The following table sets forth the total number of our tier-one, exclusive tier-two and non-exclusive tier-two distributors in the PRC as of December 31, 2013, 2014 and 2015, respectively:

	As of December 31,
	2013	2014	2015

Tier-one	24	23	23
Exclusive tier-two	3,102	2,857	2,741
Non-exclusive tier-two	1,651	1,494	1,423

Total	4,777	4,374	4,187

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

OEM Sales

We also sell our products directly to OEMs in the PRC for use on their commercial vehicles. We had 84 OEM customers as of each of December 31, 2013, 2014 and 2015. The number of our OEM customers in the PRC remained the steady from 2013 to 2015. Our OEM customers include the group members of a number of large PRC commercial vehicle manufacturers such as SAIC-IVECO Hongyan Commercial Vehicle, BeiqiFoton Motor, Baotou Bei Ben Heavy-Duty Truck, Zhengzhou Yutong, FAW Jiefang Automotive, Dongfeng Motor, Anhui Jianghuai Automobile Group and China National Heavy Duty Truck Group. When selecting wheel suppliers, OEM customers typically look at factors such as price, product quality (and typically require suppliers to provide product test reports issued by a recognized test center), technology and ability to develop new products that meet their specifications, production scale, delivery timeliness, after-sales service and customer relationships.

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

Our framework agreements with OEM customers generally set a price, which is subject to periodic revision based on the market price of steel, and the OEM customers place orders from time to time which specify the actual amount of purchases pursuant to the framework agreements. The framework agreements do not contain minimum purchase requirements. Depending on the sales amount, we typically provide our OEM customers in the PRC a credit term of 55 to 75 days from the receipt of our invoice after product delivery and, in 2014, we extended credit terms to 60 to 90 days to alleviate the stress of some of our OEM customers.

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

International Sales

Our international sales include sales to international distributors which resell our products to OEMs and retail stores, repair and maintenance shops or end-users in the aftermarket, and direct sales to international OEMs. In addition to selling our products, these distributors, retail stores and repair and maintenance shops also typically sell other automotive components. We had 87, 74 and 81 international distributors and 6, 5 and 5 OEM customers as of December 31, 2013, 2014 and 2015, respectively, including Tokyo Sharin of Japan, Eicher Motors Limited , Chien Thang Vehicles Co., Ltd, Fuwa Engineering(s) Pte Ltd and Tata Daewoo Motor of South Korea. The number of our international distributors decreased from 2011 to 2012, primarily resulting from our initiative to streamline our international distribution network. India was our largest international market in 2012, representing 4.4% of our revenue in 2012. However, Thailand has become our largest international market in 2013, 2014 and 2015, representing 2.0%, 2.3% and 2.3% of our revenue in 2013, 2014 and 2015, respectively.

We also export to more than 32 countries worldwide, including Thailand, India, South Korea and Indonesia. In addition, we have been increasing our sales and marketing efforts in select countries in Asia and the Middle East which we believe present attractive market opportunities. In North America and Europe, we focus on partnering with local distributors to increase our sales in the aftermarket as well as to OEMs to establish our brand name in those markets.

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

We believe that we maintain one of the largest skilled teams of research and development engineers and technicians in the commercial vehicle wheel industry in the PRC. As of December 31, 2013, 2014 and 2015, our research and development department had 328, 329 and 286 employees, respectively, most having 10 to 20 years of experience in the industry. In particular, our chief technology officer, Mr. Guohe Zhang, who leads our research and development team, has over 40 years of research and production technology management experience in the commercial vehicle wheel and machinery industry in the PRC.

We conduct substantially all of our research and development efforts internally and also collaborate with leading industry experts in the PRC and internationally. Our research and development efforts currently focus on the development of new models of steel wheels, and we have developed and commercialized approximately 90, 102 and 90 new models of steel wheels in 2013, 2014 and 2015, respectively. We also focus on making ongoing enhancements in existing product quality and production technology so as to improve, among other things, the safety, strength and balance, and reduce the weight (and thus improve fuel efficiency), of our products, and reduce the overall cost of our production process, as well as to further automate our manufacturing process. For example, we have developed a tubeless steel wheel production method that is patented and unique, whereby we can produce tubeless steel wheels which have enhanced strength and durability by applying certain manufacturing processes traditionally only used for tubed steel wheels. Under this patented method, we use rim-shaped steel (which we make from raw steel by pressing and rolling it under high heat), instead of rolled steel plate, as the raw material, and we apply compression, instead of rolling, at the stage of shaping. Please also refer to “—Production Process” above. We first commercialized tubeless steel wheels using this innovative production method in 2008. We are also in the process of using this patented method to develop light-weight tubeless steel wheels. In addition, we are conducting research and development of commercial vehicle wheels made of aluminum.

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

As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of December 31, 2015, we owned a total of 91 patents in the PRC, including 4 invention patents, 73 utility model patents and 14 design patents. The benefits of our patented technology include, among other things, improving the performance of our wheels and increasing the utilization of raw materials. In particular, our four invention patents relate to enhancing the performance of our wheels and thus extending the useful lives of tires. In addition, as of December 31, 2015, we had registered 539 trademarks with China’s Trademark Office, and are currently in the process of applying for 4 additional trademarks in the PRC. Through the Madrid System for the International Registration of Marks, we have registered two trademarks each with one jurisdiction in the United States and South Korea, respectively. We also have three registered trademarks in Taiwan and one registered trademark in the Special Administrative Region of Hong Kong. These trademarks are primarily related to the name and logo of our company. In 2005, “Zhengxing” was recognized as a “PRC Famous Trademark.”

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

We have been dependent on a limited number of suppliers for a significant portion of our raw material and locking ring requirements. In 2013, 2014 and 2015, the aggregate purchases from our five largest suppliers accounted for 78.8%, 75.3% and 75.4% of our total raw material and locking ring costs, respectively. Purchases from our largest supplier, Benxi Iron & Steel, for the same periods accounted for 34.9%, 36.0% and 35.3% of our total raw material and locking ring costs, respectively. Although there are alternate steel suppliers in the market, because we have optimized our manufacturing process to rely on the steel of our established key suppliers (especially Benxi Iron & Steel), which meet certain specifications, any disruption in steel from those suppliers may disrupt our manufacturing operations until we can secure appropriate steel from other suppliers. We believe that we will continue to purchase a significant portion of our raw materials and locking rings from a limited number of suppliers. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We rely on a limited number of key suppliers for steel, our key raw material, and certain components required for our production” and “—We are subject to risks associated with the volatile prices and availability of raw materials and utilities.”

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

The following diagram illustrates our corporate structure as of March 31, 2016:

D.	Property, Plants and Equipment

We are headquartered in Zhangzhou, Fujian Province where we have our manufacturing facilities (including our main administrative offices, a research and development center, a test center and employee dormitories) with an aggregate floor area of approximately 121,630 square meters. We also have four other manufacturing facilities (including offices and employee dormitories) in Langfang, Hebei Province, Chengdu, Sichuan Province, Hefei, Anhui Province and Benxi, Liaoning Province with an aggregate floor area of approximately 138,040 square meters, 47,303 square meters, 45,870 square meters and 26,740 square meters, respectively. In addition, we have a research and development center at each of our manufacturing facilities in Langfang, Hebei Province and Hefei, Anhui Province. We have obtained land use rights and property ownership certificates for all these manufacturing facilities. In addition, certain of our manufacturing facilities have been pledged to secure our bank borrowings, which amounted to RMB180.0 million, RMB130.0 million and RMB180.0 million (US$27.8 million) as of December 31, 2013, 2014 and 2015, respectively.

In the third quarter of 2015, we completed the construction of an aluminum wheel manufacturing facility (including offices, a research and development center, a test center and employee dormitories) with an aggregate floor area of approximately 65,000 square meters in Zhangzhou, Fujian Province. We have obtained land use rights for this manufacturing facility and will apply for property ownership certificates.

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

Overview

We are the largest commercial vehicle wheel manufacturer in the PRC in both the aftermarket and OEM market in terms of sales volume, and our leading market share has been increasing continuously in recent years. We believe that our products enjoy premium brand recognition in the industry, especially among end-users. We also export our products to more than 32 countries worldwide.

We design, manufacture and sell high quality steel and aluminum wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial vehicle wheel industry. We currently offer more than 715 series of tubed steel wheels, tubeless steel wheels, off-road steel wheels and aluminum wheels. Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network which we believe is the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC. As of December 31, 2015, our distribution network consisted of more than 4,187 distributors, including 23 tier-one distributors, 2,741 exclusive tier-two distributors and 1,423 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 84 automotive manufacturers in the PRC as of December 31, 2015, including the group members of a number of large PRC commercial vehicle manufacturers. In international markets, we sold our products to more than 80 distributors in the aftermarket and directly to five OEMs as of December 31, 2015, including Tokyo Sharin of Japan, Eicher Motors Limited , Chien Thang Vehicles Co., Ltd, Fuwa Engineering(s) Pte Ltd and Tata Daewoo Motor of South Korea. India was our largest international market in 2012 and Thailand was our largest international market in 2013, 2014 and 2015. In 2013, 2014 and 2015, we had revenue of RMB3,802.3 million, RMB3,334.4 million and RMB2,445.8 million (US$377.6 million), respectively, representing a decrease of 12.3% from 2013 to 2014 and 26.6% from 2014 to 2015. In 2013 and 2014, we had profit of RMB232.7 million in 2013 and RMB79.2 million 2014 and a loss of RMB28.6 million (US$4.4 million) in 2015.

Factors Affecting Our Results of Operations

We believe that the most significant factors affecting our financial condition and results of operations are:

General Economic Conditions and Growth of the Automotive Market in the PRC and Worldwide

Our financial condition and results of operations have been, and we expect them to continue to be, dependent to a significant extent on general economic conditions and growth of the automotive market in the PRC and in other countries where our products are sold, such as Thailand which is our largest international market from 2013 to 2015. We sell steel wheels both through a network of distributors to aftermarket end-users as replacements for worn out or lower quality wheels, as well as to OEMs for use on their commercial vehicles. The actual demand from both aftermarket end-users and OEMs customers depends on the overall demand for and usage of commercial vehicles, which in turn depends on a number of factors including overall economic conditions, vehicle sales and availability and quality of transportation networks in the markets where we sell and distribute our products.

As the PRC economy developed, domestic commercial vehicle sales had enjoyed a relatively long period of growth, which partially drove the domestic sales of our products. In 2013, our PRC aftermarket and OEM sales increased slightly compared to 2012 primarily due to the gradual recovery of the global economy as well as an increase in domestic commercial vehicle sales in 2013 in anticipation of the promulgation of a policy that would substantially increase the prices of automotives when switching from National III emission standard to National IV emission standard. In 2014, our OEM sales also decreased as truck manufacturers cut back on new vehicle production in light of the looming switch from National III to National IV emission standard and the need to decrease inventory of current model of National III compliance vehicles prior to launching National IV compliance vehicles. In 2015, PRC economy slowed down significantly. The lowest rate of increase in the last 15 years in construction and infrastructure related activities led to a significant decline in truck sales, especially in the medium- and heavy-duty truck sectors. A lack of investment in infrastructure and real estate projects compared to previous trends also led to a continued weakness in our aftermarket segment. As a result, PRC truck sale is estimated to have decreased approximately 27% in 2015 compared to 2014.

Outside the PRC, our international sales have been affected by the recent global financial crisis which began in the second half of 2008, as some of the countries to which we export our products experienced an economic slowdown and the demand in the international automotive market reduced significantly between 2008 and 2011. Our international sales decreased in 2013 compared to 2012, primarily due to an increase in the anti-dumping duties imposed by the Indian government in India, which has resulted in a substantial decrease in our sales to the Indian market. In 2014, the depreciation of Indian rupee also adversely affected Indian economy. As a result, we nearly ceased our sales to the Indian market. At the same time, we had also gain new headway in the Southeast Asian market, particularly with respect to Thailand. In early 2015, our international sales decreased due to lower selling prices despite stable unit sales as a result of the Renminbi depreciation and competitive pricing. In the second half of 2015, currency depreciation in Southeastern Asian countries, including Thailand, Indonesia and Burma, also weakened the demand from these markets.

The implementation, renewal, change or cancellation of any government policies in the future, such as economic stimulus or tightening measures or currency controls, in the PRC or in any of the international markets where our products are sold, may significantly affect our business. If the demand for our wheels declines as a result of changes of economic conditions in the automotive industry or does not grow at the pace we anticipate, our business, financial condition, results of operations and prospects could be harmed.

Competition and Prices of Our Products

The key competitive factors in the aftermarket are price, product quality, product diversification, brand reputation, technology and ability to develop new products, delivery timeliness, after-sales service and customer relationships. In the OEM market, the same factors apply, except that OEMs are relatively more concerned with production scale rather than product diversification or brand reputation. The prices of our products are based on a variety of factors, including macro economic conditions, supply and demand conditions for our products in the market, product quality and the terms of our arrangements with customers.

We believe that as a result of our large market share, premium brand recognition and high product quality, we have been able to charge a slight premium for our products. Also, as wheels generally extend the useful lives of tires, which are usually more expensive than wheels, we believe that wheels are typically less subject to downward price pressure by end-users and end-users are usually willing to pay higher prices for high-quality wheels, like ours, thus strengthening our ability to set the prices of our products. The average selling prices of our products in the aftermarket tend to be slightly higher than that for the OEM market, both in the PRC and internationally. Although our average selling prices decreased from 2013 to 2015 compared to the prior year due to the deteriorating macroeconomic condition in the PRC that resulted in a decreased sales of domestic commercial vehicles by PRC OEMs, we believe that prices of wheels in the PRC OEM market will increase once the macroeconomic condition stabilizes or improves. However, in the foreseeable future, we would continue to be subject to a deteriorating market condition in the PRC, the need to continue our competition pricing strategy to maintain our market share, and sharp fluctuation in market demand that could adversely affect our prices in future periods. Moreover, if through larger production scale, superior product quality, better technology or other factors, a competitor gains the pricing power that we currently enjoy, our prices and sales volume would be adversely affected. A weak OEM market would also affect the aftermarket segment in China as completion intensified and pricing pressure increased.

In our international markets, our prices are usually set by reference to the prevailing market prices in each jurisdiction where we sell our products, as well as the factors affecting pricing listed above. Our pricing outside the PRC is also affected by such factors as RMB foreign exchange rates in terms of our sales price, the strengths of the local currency from the perspective of the buyers and government regulations such as import and export taxes.

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

In the past few years, fluctuation in the price of steel has affected the prices of our products in part. The average selling prices of our products decreased from 2012 to 2015 mainly due to deteriorating macroeconomic condition and market competition, the prices of steel also decreased during this period.

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

When exporting to international markets, we may be subject to import taxes, duties or other barriers to free trade. For example, steel wheels manufactured in the PRC and sold in India, including our products, are subject to anti-dumping duties which the Indian government imposed on Indian importers in 2007. The anti-dumping duties currently applicable to our products are 30,700 Indian Rupees (US$463.82 at a rate of 66.19 Indian Rupees to US$1.00, which is the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014) per ton. The Indian government initiated another proceeding in 2012 which may subject the products of us and our competitors to higher anti-dumping duties. Such proceeding is still on-going. Although we do not believe that we have engaged in anti-competitive behavior and had challenged the imposition of these anti-dumping duties, we cannot be certain whether similar duties, taxes or other charges will be imposed against us in the future and to what extent such duties, taxes or other charges, or other regulatory changes in the international markets where we sell our products will adversely affect our business.

Therefore, we cannot assure you that we will be able to maintain or increase our revenue derived from international sales or that we will be able to benefit from our international expansion plans.

Components of Results of Operations

Revenue

Our revenue is primarily derived from sales of steel wheels, including tubed, tubeless, off-road steel wheels and aluminum wheels, for use in commercial vehicles. We sell our products to (i) tier-one distributors in the PRC who then resell our products to end-users in the PRC aftermarket through tier-two distributors, (ii) OEMs in the PRC and (iii) international distributors and OEMs. We categorize our business into the following three operating segments based on these sales channels: (i) PRC aftermarket sales, (ii) PRC OEM sales, and (iii) international sales. Our revenue represents the consideration received or receivable for our goods sold, net of related taxes, sales rebates and discounts. We recognize revenue when our products are delivered to locations designated by our customers, inspected by our customers to their satisfaction and title has passed.

PRC aftermarket sales accounted for 50.7%, 49.9% and 48.8% of our revenue in 2013, 2014 and 2015, respectively. PRC OEM sales accounted for 34.6%, 34.6% and 33.3%, respectively, of our revenue for the same periods. International sales accounted for 14.7%, 15.5% and 17.9%, respectively, of our revenue for the same periods.

PRC aftermarket sales as a percentage of our revenue decreased from 50.7% in 2013 to 49.9% in 2014 and 48.8% in 2015, in light of the deterioration of the PRC economic. PRC OEM market sales as a percentage of our revenue remained relatively stable from 2013 and 2014 at 34.6% and decreased to 33.3% in 2015.

Our international sales as a percentage of our revenue increased from 14.7% in 2013 to 15.5% in 2014 and 17.9% in 2015 as a result of our enhanced sales and marketing efforts in various countries in Asia. In 2013, an increase in the anti-dumping duties imposed by the Indian government in India, which has resulted in a substantial decrease in our sales to the Indian market. From 2013 to 2014, the depreciation of Indian rupee also adversely affected the Indian economy. As a result, we nearly ceased our sales to the Indian market. On the other hand, we had also gained new headway in the Southeast Asian market, particularly with respect to Thailand, to offset our losses in India. We expect international sales as a percentage of our revenue to continue to be affected by both global economic trends and local conditions.

Sales of tubed steel wheels accounted for 59.2%, 57.8% and 56.1% of our revenue in 2013, 2014 and 2015, respectively. Sales of tubeless steel wheels accounted for 36.9%, 37.6% and 37.5%, respectively, of our revenue for the same periods. We commenced sales of off-road steel wheels in 2008 which accounted for 1.3%, 1.7% and 1.8% of our revenue in 2013, 2014 and 2015, respectively. We commenced sales of aluminum wheels in the third quarter of 2015 which accounted for 1.1% of our revenue in 2015. Sales of wheel components accounted for 2.6%, 2.9% and 3.5% of our revenue in 2013, 2014 and 2015, respectively. Our sales of tubed steel wheel decreased from 59.2% in 2013 and decreased to 57.8% in 2014 and 56.1% in 2015 and we expect sales of tubed steel wheels as a percentage of our revenue to decrease and sales of tubeless steel wheels as a percentage of our revenue to increase in the long-term, primarily due to the overall market trend of the gradual replacement of tubed steel wheels by tubeless steel wheels.

The following table sets forth the breakdown of our revenue by sales channel/operating segment for the periods indicated:

	Year Ended December 31,
	2013		2014		2015		2015
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
PRC aftermarket sales	1,928,222	50.7	1,665,168	49.9	1,194,205	48.8	184,354	48.8
PRC OEM sales	1,316,798	34.6	1,153,623	34.6	814,621	33.3	125,756	33.3
International sales	557,288	14.7	515,564	15.5	436,930	17.9	67,450	17.9

Total	3,802,308	100.0	3,334,355	100.0	2,445,756	100.0	377,560	100.0

The following table sets forth the breakdown of our revenue by category of product for the periods indicated:

	Year Ended December 31,
	2013		2014		2015		2015
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Tubed steel wheels	2,250,415	59.2	1,927,598	57.8	1,373,210	56.1	211,988	56.1
Tubeless steel wheels	1,403,612	36.9	1,252,449	37.6	918,191	37.5	141,744	37.5
Off-road steel wheels	50,906	1.3	55,540	1.7	43,403	1.8	6,700	1.8
Aluminum wheels	—	—	—	—	27,413	1.1	4,232	1.1
Wheel components	97,375	2.6	98,768	2.9	83,539	3.5	12,896	3.5

Total	3,802,308	100.0	3,334,355	100.0	2,445,756	100.0	377,560	100.0

Cost of Sales

Cost of sales primarily consists of (i) raw material costs, (ii) manufacturing overhead costs such as depreciation of property, plant and equipment and amortization of prepaid lease payments used for production purposes, and utilities and auxiliary materials associated with the manufacturing of our products, and (iii) direct labor costs.

The following table sets forth the breakdown of our cost of sales for the periods indicated:

	Year Ended December 31,
	2013		2014		2015		2015
	RMB	% of Cost of Sales	RMB	% of Cost of Sales	RMB	% of Cost of Sales	US$	% of Cost of Sales
	(in thousands, except percentages)
Raw material costs	2,276,193	75.6	2,041,442	74.4	1,483,364	71.2	228,992	71.2
Utilities and auxiliary materials	394,634	13.1	365,795	13.3	286,403	13.8	44,213	13.8
Depreciation and amortization	101,964	3.4	104,550	3.8	103,445	5.0	15,969	5.0
Direct labor costs	220,031	7.3	217,983	7.9	195,278	9.4	30,146	9.4
Taxes	18,793	0.6	15,126	0.6	13,486	0.6	2,082	0.6

Total	3,011,615	100.0	2,744,896	100.0	2,081,976	100.0	321,402	100.0

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

Selling and Distribution Costs

Selling and distribution costs primarily consist of (i) transportation costs for delivery of our products, (ii) business promotion and advertising expenses in connection with our marketing efforts such as promotional campaigns and advertising on billboards, as well as subsidies for marketing and related expenses to our exclusive tier-two distributors in connection with our brand recognition enhancement efforts, in accordance with our agreements with them, and (iii) salaries, bonuses and related expenses for personnel engaged in sales and marketing. We incur significant transportation costs in connection with the delivery of our products to our customers in the PRC who are not located near our manufacturing facilities and to our customers outside the PRC. We usually deliver our finished products to customers in the PRC by truck or by train. We make international deliveries primarily by sea. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay for shipping of the goods to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and shipping from the port of destination to the factory. On behalf of our customers, we engage a number of shipping agents to transport our finished products overseas. Our transportation costs were RMB167.8 million, RMB152.9 million and RMB120.4 million (US$18.6 million) in 2013, 2014 and 2015, respectively. We expect our selling and distribution costs, as a percentage of revenue, to remain relatively stable for the foreseeable future.

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

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2013, 2014 and 2015. We do not anticipate having any income subject to income taxes in Hong Kong for the foreseeable future.

People’s Republic of China

Our subsidiaries incorporated in the PRC are governed by applicable PRC income tax laws and regulations.

Prior to January 1, 2008, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory tax rate of 33.0%. The EIT Law and the implementation rules issued by the State Council became effective as of January 1, 2008. The EIT Law provides that all enterprises in the PRC, including foreign-invested companies, are subject to a uniform 25.0% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Accordingly, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory rate of 25.0% after January 1, 2008, except for (i) Zhengxing Wheel, which has been recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2008 to 2016, (ii) Zhengxing Hefei Wheel, which has been recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2010 to 2015 (the preferential tax rate of 15.0% applied retrospectively for 2010, the effect of which was not reflected in our income tax expense in 2010, and relevant adjustments were made in our consolidated financial statements for 2011) and (iii) Zhengxing Chengdu Wheel, which was incorporated in the western region of the PRC in July 2004 and derived more than 70.0% of its total income from the business of state-encouraged industry, and enjoys a preferential tax rate of 15.0% from its inception in 2004 to 2020.

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

In addition, we also benefit from PRC tax policies designed to encourage exports. In the PRC, steel wheels are normally subject to a VAT of 17.0%, but we receive a full rebate of or exemption from the VAT for the steel wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB91.5 million, RMB85.9 million and RMB80.0 million (US$12.3 million) in 2013, 2014 and 2015, respectively.

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

Results of Operations

The following summary consolidated statement of comprehensive income data for the years ended December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2013		2014		2015		2015
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Summary Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue	3,802,308	100.0	3,334,355	100.0	2,445,756	100.0	377,560	100.0
Cost of sales	(3,011,615)	(79.2)	(2,744,896)	(82.3)	(2,081,976)	(85.1)	(321,402)	(85.1)

Gross profit	790,693	20.8	589,459	17.7	363,780	14.9	56,158	14.9
Other income, gain and loss	27,300	0.7	25,781	0.7	16,410	0.7	2,533	0.7
Net exchange gain (loss)	(7,438)	(0.2)	1,664	0	5,793	0.2	894	0.2
Selling and distribution costs	(274,825)	(7.2)	(253,846)	(7.6)	(212,273)	(8.7)	(32,769)	(8.7)
Research and development expenses	(91,632)	(2.4)	(98,040)	(2.9)	(51,253)	(2.1)	(7,912)	(2.1)
Administrative expenses	(142,495)	(3.7)	(149,481)	(4.5)	(136,681)	(5.6)	(21,100)	(5.6)
Finance costs	(26,003)	(0.7)	(17,606)	(0.5)	(15,913)	(0.7)	(2,456)	(0.7)

Profit (loss) before taxation	275,600	7.3	97,931	2.9	(30,137)	(1.2)	(4,652)	(1.2)
Income tax (expense) credit	(42,947)	(1.1)	(18,704)	(0.6)	1,570	0.1	242	0.1

Profit (loss) and total comprehensive income (loss) for the year	232,653	6.2	79,227	2.4	(28,567)	(1.2)	(4,410)	(1.2)

Profit (loss) and total comprehensive income (loss) attributable to:
Owners of the Company	232,653	6.2	79,227	2.4	(28,567)	(1.2)	(4,410)	(1.2)

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue. Revenue decreased by 26.6% from RMB3,334.4 million in 2014 to RMB2,445.8 million (US$377.6 million) in 2015. The decrease was due to slow down in PRC economy and the anticipated change of emission standard that weakened the demand for vehicles.

PRC aftermarket sales: PRC aftermarket sales decreased by 28.3% from RMB1,665.2 million in 2014 to RMB1,194.2 million (US$184.4 million) in 2015. The macro economic conditions of the PRC slowed down significantly in 2015. A reduction in construction and infrastructure related activities lead to a significant decline in demand for aftermarket wheels.

PRC OEM sales: PRC OEM sales decreased by 29.4% from RMB1,153.6 million in 2014 to RMB814.6 million (US$125.8 million) in 2015. The slowdown in the macroeconomic conditions of the PRC resulted in a reduction in construction and infrastructure related activities which, in turn, lead to a significant decline in truck sales, especially in the medium- to heavy-duty truck sectors. PRC truck sale is estimated to have decreased by approximately 27.0% in 2015 compared to 2014. We proactively lowered our prices in the first three quarters of 2015 to maintain our market shares but began to raise our prices again in the fourth quarter, the historical high season.

International sales: International sales decreased by 15.3% from RMB515.6 million in 2014 to RMB436.9 million (US$67.5 million) in 2015. We continued to open new markets such as Dubai and Pakistan in 2015. However, in early 2015, despite a higher unit sales, our international sales decreased as a result of the Renminbi depreciation and competitive pricing. In the second half of 2015, the slowdown of China also resulted in sufficient uncertainty on the world market and the developing countries in particular. The resulting currency depreciation in Southeastern Asian countries, including Thailand, Indonesia and Burma, weakened the demand for our products from these markets.

Average selling prices of tubed and tubeless steel wheels sold in the PRC and internationally decreased from 2014 to 2015 mainly due to PRC market slow down and increased competition.

Cost of Sales. Cost of sales decreased by 24.2% from RMB2,744.9 million in 2014 to RMB2,082.0 million (US$321.4 million) in 2015. The decrease was primarily due to a RMB558.1 million (US$86.2 million) decrease in raw material costs, mainly as a result of decreased sales volume and a small decrease in the price of steel, our principal raw material, during the period. As a percentage of revenue, cost of sales increased from 82.3% in 2014 to 85.1% in 2015.

Gross Profit. As a result of the foregoing factors, gross profit decreased by 38.3% from RMB589.5 million in 2014 to RMB363.8 million (US$56.2 million) in 2015, and gross profit margin decreased from 17.7% in 2014 to 14.9% in 2015.

Our gross profit margin decreased by 2.8% from 2014 to 2015 primarily due to (i) while there was a decrease in sales volume, depreciation and certain other fixed overhead costs remained, (ii) while we adjusted the salary and other compensations of our employees, the decrease in sales volume outpaced the decreases in salary and compensations, and (iii) we proactively lowered our prices in the first three quarters of 2015 to maintain our market shares, the decrease in our sale price outpaced the decreases in raw material costs.

Our fourth quarter gross profit margin was 19.2%, higher than our gross profit margin for the year of 14.9%, primarily due to (i) raising our prices in the fourth quarter, the traditional high season for our sales, (ii) the prices of raw materials continued to decrease in the fourth quarter, and (iii) we began commercial production of aluminum wheels, which enjoys a much higher profit margin than other steel products.

Other Income, Gain and Loss. Other income, gain and loss decreased by 36.3% from a gain of RMB25.8 million in 2014 to a gain of RMB16.4 million (US$2.5 million) in 2015. The decrease in gain was primarily due to (i) a RMB5.0 million (US$0.8 million) decrease in government grants, (ii) a RMB3.5 million (US$0.5 million) decrease in interest income, and (iii) a RMB0.9 million (US$0.1 million) increase of net loss from sales of scrap materials in 2015 compared to 2014.

Net Exchange Gains (Losses). We had net exchange gains of RMB5.8 million (US$0.9 million) in 2015 due to the depreciation of Renminbi in 2015, when we collected on certain U.S. dollar denominated accounts receivable, as compared to a gain of RMB1.7 million in 2014.

Selling and Distribution Costs. Selling and distribution costs decreased by 16.4% from RMB253.8 million in 2014 to RMB212.3 million (US$32.8 million) in 2015. The decrease was primarily due to (i) a RMB31.7 million (US$4.9 million) decrease in transportation and export costs, in line with our decrease in sales volume, (ii) a RMB3.2 million (US$0.5 million) decrease in business promotion and advertising expenses and subsidies in line with a decrease in our promotional activities, (iii) a RMB2.6 million (US$0.4 million decrease in warranty compensation paid to our distributors, and (iv) a RMB2.5 million (US$0.4 million) decrease in salaries, bonuses and related expenses. As a percentage of revenue, selling and distribution costs increased from 7.6% in 2014 to 8.7% in 2015.

Research and Development Expenses. Research and development expenses decreased by 47.7% from RMB98.0 million in 2014 to RMB51.3 million (US$7.9 million) in 2015. The decrease was primarily due to a RMB38.8 million (US$6.0 million) decrease in raw material costs. As a percentage of revenue, research and development expenses increased from 2.9% in 2014 to 2.1% in 2015.

Administrative Expenses. Administrative expenses decreased by 8.6% from RMB149.5 million in 2014 to RMB136.7 million (US$21.1 million) in 2015. The decrease was primarily due to (i) a RMB8.8 million (US$1.4 million) decrease in salaries, bonuses and related expenses, (ii) a RMB3.4 million (US$0.5 million ) decrease in consulting fees; partially offset by a RMB3.8 million (US$0.6 million) increase in depreciation expenses. As a percentage of revenue, administrative expenses increased from 4.5% in 2014 to 5.6% in 2015.

Finance Costs. Finance costs decreased by 9.6% from RMB17.6 million in 2014 to RMB15.9 million (US$2.5 million) in 2015. The decrease was primarily due to loan balances decreased in 2015.

Income Tax (Expense) Credit. Income tax expense decreased by 108.4% from an expense of RMB18.7 million in 2014 to a credit of RMB1.6 million (US$0.2 million) in 2015. The decrease was primarily due to a decrease in our profit before taxation.

Profit (loss) for the Year. As a result of the foregoing factors, profit for the year decreased from a profit of RMB79.2 million and a net profit margin of 2.4% in 2014 to a loss of RMB28.6 million (US$4.4 million) and a net loss margin of 1.2% in 2015.

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

Selling and Distribution Costs. Selling and distribution costs decreased by 7.6% from RMB274.8 million in 2013 to RMB253.8 million (US$40.9 million) in 2014. The decrease was primarily due to (i) a RMB16.6 million (US$2.7 million) decrease in transportation and export costs, in line with our decrease in sales volume, and (ii) a RMB2.6 million (US$0.4 million) decrease in business promotion and advertising expenses and subsidies in line with a decrease in our promotional activities. As a percentage of revenue, selling and distribution costs increased from 7.2% in 2013 to 7.6% in 2014.

Research and Development Expenses. Research and development expenses increased by 7.0% from RMB91.6 million in 2013 to RMB98.0 million (US$15.8 million) in 2014. The increase was primarily due to a RMB2.3 million (US$0.4 million) increase in raw material costs and RMB3.3 million (US$0.5 million) consumed in research and development activities. As a percentage of revenue, research and development expenses increased from 2.4% in 2013 to 2.9% in 2014.

Administrative Expenses. Administrative expenses increased by 4.9% from RMB142.5 million in 2013 to RMB149.5 million (US$24.1 million) in 2014. The increase was primarily due to (i) a RMB9.2 million (US$1.5 million) increase in salaries, bonuses and related expenses, including compensation for our special committee to evaluate certain acquisition proposal, and for the salaries we paid for the increase in the number of our administrative personnel and management in connection with preparation of our planned aluminum wheel manufacturing facility under Hua’anZhengxing Wheel Co., Ltd., (ii) a RMB1.7 million (US$0.3 million ) in consulting fees for the same acquisition proposal; partially offset by a RMB2.1 million (US$0.3 million) decrease in auditing expenses. As a percentage of revenue, administrative expenses increased from 3.7% in 2013 to 4.5% in 2014.

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

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flow from operations, bank borrowings, equity contributions by our shareholders and net proceeds from our initial public offering on May 17, 2011. As of December 31, 2015, we had RMB817.2 million (US$126.2 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and bank balances.

We had net current assets of RMB660.2 million, RMB736.4 million and RMB732.9 (US$113.1 million) as of December 31, 2013, 2014 and 2015, respectively. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing and the net proceeds from our initial public offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Our bank borrowings were primarily obtained from two PRC banks for the purposes of general working capital and funding of capital expenditure needs. As of December 31, 2013, 2014 and 2015, our total bank borrowings amounted to RMB558.0 million, RMB508.0 million and RMB558.0 million (US$86.1 million). We did not have any non-current borrowing. We do not have any variable-rate borrowings as of December 31, 2013, 2014 and 2015. In 2013, 2014 and 2015, our fixed-rate bank borrowings carried interest rates ranging from 6.0% to 6.6%, 5.6% to 6.0% and 4.35% to 5.6% per annum, respectively.

A portion of our bank borrowings were secured. As of December 31, 2013, bank borrowings amounting to RMB180.0 million were secured by pledged bank deposits, property, plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB378.0 million were unsecured. As of December 31, 2014, bank borrowings amounting to RMB130.0 million were secured by pledged bank deposits, property, plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB378.0 million were unsecured. As of December 31, 2015, bank borrowings amounting to RMB180 million (US$27.8 million) were secured by pledged bank deposits, property, plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB378.0 million (US$58.4 million) were unsecured.

	As of December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(in thousands)
Variable-rate bank borrowings	—	—	—	—
Fixed-rate bank borrowings repayable:
Within one year	558,000	508,000	558,000	86,140

Total bank borrowings	558,000	508,000	558,000	86,140
Less: Amounts due within one year shown under current liabilities	(558,000)	(508,000)	(558,000)	(86,140)

	—	—	—	—

In addition, certain of our bank borrowings were guaranteed by our subsidiaries, namely ZhengxingLangfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to three guarantee agreements entered into in January 2008 and 2009. As of December 31, 2013, 2014 and 2015, these guaranteed bank borrowings amounted to RMB558.0 million, RMB508.0 million and RMB558.0 million (US$86.1 million), respectively.

We plan to repay these bank borrowings with cash generated from our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. As of December 31, 2013, 2014 and 2015, we had available undrawn one-year borrowing facilities from two PRC banks of RMB1,176.0 million, RMB1,401.0 million and RMB1,660 million (US$256.3 million), respectively. We have historically been able to repay our bank borrowings when they become due. We expect to be able to obtain additional bank borrowings should we need additional funding for working capital and capital expenditures.

Cash Flow

The following table sets forth a summary of our cash flow for the periods indicated:

	Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	282,368	101,579	293,807	45,357
Net cash used in investing activities	(180,981)	(215,846)	(59,627)	(9,205)
Net cash (used in) from financing activities	(181,217)	(77,388)	24,702	3,813

Net increase (decrease) in cash and cash equivalents	(79,830)	(191,655)	258,882	39,965
Cash and cash equivalent at beginning of the year	827,271	748,744	556,990	85,984
Effect of foreign exchange rate changes	1,303	(99)	1,375	212

Cash and cash equivalent at end of the year	748,744	556,990	817,247	126,161

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

Net cash from operating activities was RMB293.8 million (US$45.4 million) in 2015, which was primarily attributable to (i) a decrease in trade and other receivables and prepayments of RMB306.0 million (US$47.2 million) primarily due to reduced sales and lower prepayment to raw material suppliers, (ii) decrease in inventory of RMB200.2 million (US$30.9 million), and (iii) deprecation of property, plant and equipment of RMB131.3 million (US$20.3 million); partially offset by a decrease in trade and other payables and accruals of RMB335.7 million (US$51.8 million) primarily due to decreased sales in 2015.

Net cash from operating activities was RMB101.6 million in 2014, which was primarily attributable to (i) profit before taxation of RMB97.9 million (US$15.8 million); (ii) depreciation of property, plant and equipment of RMB128.8 million, (iii) a decrease in trade and other receivables and prepayments of RMB56.5 million primarily due to decreased sales in 2014; partially offset by a decrease in trade and other payables and accruals of RMB184.9 million primarily due to decreased sales in 2014.

Net cash from operating activities was RMB282.4 million in 2013, which was primarily attributable to (i) profit before taxation of RMB275.6 million; (ii) depreciation of property, plant and equipment of RMB126.0 million; (iii) an increase in trade and other payables and accruals of RMB78.4 million, primarily due to increased sales in 2013 and (iv) finance costs of RMB26.0 million; partially offset by (A) an increase in trade and other receivables and prepayments of RMB160.0 million primarily due to increased sales in 2013 and (B) PRC income tax paid of RMB43.2 million.

Investing Activities

Net cash used in investing activities was RMB59.6 million (US$9.2 million) in 2015, which was primarily attributable to (i) placement of fixed bank deposits with maturity periods over three months of RMB520.0 million (US$80.3 million), (ii) deposit paid for acquisition of property, plant and equipment of RMB70.1 million (US$10.8 million), (iii) purchase of property, plant and equipment of RMB20.5 million (US$3.2 million) in connection with the expansion of our manufacturing facilities in Chengdu, Sichuan Province and the construction of a new aluminum wheel manufacturing facility, and (iv) placement of pledged bank deposits of RMB2.9 million (US$0.4 million); partially offset by (A) withdrawal of fixed bank deposits with maturity periods over three months of RMB520.0 million (US$80.3 million) and (B) withdrawal of pledged bank deposits of RMB33.8 million (US$5.2 million).

Net cash used in investing activities was RMB215.8 million in 2014, which was primarily attributable to (i) placement of fixed bank deposits with maturity periods over three months of RMB420.0 million, (ii) deposit paid for acquisition of property, plant and equipment of RMB85.6 million, (iii) purchase of property, plant and equipment of RMB47.9 million in connection with the expansion of our manufacturing facilities in Chengdu, Sichuan Province and the construction of a new aluminum wheel manufacturing facility, and (iv) placement of pledged bank deposits of RMB9.5 million; partially offset by (A) withdrawal of fixed bank deposits with maturity periods over three months of RMB320.0 million and (B) withdrawal of pledged bank deposits of RMB27.0 million (US$4.4 million).

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

Financing Activities

Net cash from financing activities was RMB24.7 million (US$3.8 million) in 2015, which was attributable to (i) new bank borrowings raised of RMB558.0 million (US$86.1 million), and (ii) advance from related parties of RMB6.2 million (US$1.0 million); partially offset by (i) repayment of bank borrowings of RMB508.0 million (US$78.4) million, and (ii) interest paid of RMB31.5 million (US$4.9 million).

Net cash used in financing activities was RMB77.4 million in 2014, which was attributable to (i) repayment of bank borrowings of RMB558.0 million, and (ii) interest paid of RMB32.9 million; partially offset by new bank borrowings raised of RMB508.0 million.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2015:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Bank borrowings	558,000	—	—	—	558,000	86,140
Operating lease commitment		—	—	—
Purchase commitment	—	—	—	—	—	—
Capital commitment	1,117	—	—	—	1,117	172

Total	559,117	—	—	—	559,117	86,312

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of March 31, 2016:

Name	Age	Position

Jianhui Lai	50	Chairman of the board of directors and chief executive officer
Junqiu Gao	49	Director, deputy chief executive officer and chief sales and marketing officer
William John Sharp	74	Independent director
Xiandai Zhang	47	Independent director
Yichun Zhang	82	Independent director
Martin Cheung	47	Chief financial officer
Xichuan Lai	48	Financial controller
Guohe Zhang	70	Chief technology officer
Jiangjun Yang	39	Chief production officer

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

Mr. Martin Cheung has over 13 years of experience in accounting and finance with publicly and privately held companies. Mr. Cheung was most recently Chief Financial Officer of Profound Heavy Company Limited, and he has been Finance Director of Norstar Founders Group Limited (2339: HK), recently renamed Beijing West Industry International, and he was the Corporate Finance Director at Grant Thornton Corporate Finance Limited. Additionally, Mr. Cheung held management positions at Japan Asia Securities and Daiwa Securities. Mr Cheung currently is an independent director of Boyaa International Ltd., (434.HK) and Co-Prosperity Holdings Limtied (707.HK). Mr. Cheung was a senior auditor at Deloitte Touche Tohmatsu. Mr. Cheung is a Certified Public Accountant, with a master’s degree in Accounting from Curtin University of Technology (Australia), a master’s of Science degree in Finance (Investment Management) from the Hong Kong University of Science and Technology, and a bachelor’s degree in Social Sciences from the University of Hong Kong.

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

Compensation of Directors and Executive Officers

In 2015, the aggregate cash compensation, including basic salary and bonus and other benefits, to all of our directors and our executive officers was RMB4.1 million (US$0.6 million). On March 30, 2012, we also granted restricted share unit awards to each of our independent directors which vested on March 25, 2013. ADSs, representing less than 1% of our total outstanding ordinary shares, were given to the directors in settlement of such awards upon vesting. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, employment and other statutory benefits.

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

We had 4,973, 4,719 and 4,239 employees as of December 31, 2013, 2014 and 2015, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2015:

Function	Number

Manufacturing	3,090
Research and development and technology	286
Sales and marketing	235
Quality control	216
Management and administration	412

Total	4,239

All of our employees are stationed in the PRC. We do not have any part-time employees.

In compliance with the relevant PRC labor laws, we enter into individual employment contracts with our employees typically covering matters such as wages, bonuses, employee benefits, workplace safety, confidentiality obligations and non-competition (for our executive officers and employees involved in technology and research and development), and grounds for termination. In addition, we provide various healthcare benefits and insurance to our employees and participate in various employee benefit plans in accordance with applicable laws and regulations. These employment contracts generally have a term of three years. The total amount of contributions we made to employee benefit plans in 2013, 2014 and 2015 was RMB51.1 million, RMB55.0 million and RMB52.5 million (US$8.1 million), respectively. We invest in continuing education and training programs for our management staff and other employees to upgrade their skills and knowledge continuously. We provide our employees with internal training in various areas.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of March 31, 2016 (unless otherwise indicated) by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person or the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2016, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned (1)
	Number	Percentage (%)

Directors and Executive Officers:
Jianhui Lai (2)	143,587,200	69.53
Junqiu Gao (3)	143,647,200	69.56
William John Sharp	*	*
Yichun Zhang	*	*
Xiandai Zhang	—	—
Xichuan Lai	—	—
Guohe Zhang	—	—
Jiangjun Yang	—	—
All directors and executive officers as a group	144,931,495	70.18

Principal Shareholders:
Newrace Limited (2)	143,587,200	69.53
Richburg Holdings Limited (4)	10,479,116	5.07
Capital Research Global Investors (5)	10,322,000	5.00
QVT Financial LP (6)	24,299,232	11.77

*	Less than 1% of our total outstanding ordinary shares.
(1)	Percentage of beneficial ownership of each listed person or group is based on 206,500,000 ordinary shares outstanding as of March 31, 2016 and the ordinary shares underlying all options held by such person or group that have vested or will vest within 60 days after March 31, 2016, each as held by such person or group as of that date.
(2)	Newrace Limited is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Mr. Jianhui Lai, our founder, chairman and chief executive officer. The registered address of Newrace Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.
(3)	Represents (i) 143,587,200 ordinary shares held by Newrace Limited and (ii) 60,000 ordinary shares owned by Mr. Junqiu Gao. Mr. Gao,, a director of Newrace Limited, disclaims beneficial ownership of 143,587,200 ordinary shares held by Newrace Limited.
(4)	Based solely upon information contained in the Schedule 13D filed by Richburg Holdings Limited with the SEC on November 26, 2013. Richburg Holdings Limited is a company incorporated under the laws of the British Virgin Islands and is jointly owned by (i) RichWise Investment Financial Limited, a British Virgin Islands company owned by Mr. Yuanzhe Huang and RichWise International Investment Group Limited, a British Virgin Islands company wholly-owned by RichWise International Group Limited, a British Virgins Islands company wholly-owned by Mr. Jinlei Shi, (ii) RichWise Capital International Limited, a British Virgins Islands company owned by RichWise International Group Limited, Fortune Dynamic Investment Limited, a British Virgin Islands company wholly-owned by Mr. Yuanzhe Huang, and IMV & Associates, Ltd., a British Virgin Islands company wholly-owned by Mr. Jia Yao, and (iii) IMV & Associates, Ltd. The registered address of Richburg Holdings Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.
(5)	Based solely upon information contained in the Schedule 13G/A filed by Capital Research Global Investors, a division of Capital Research and Management Company, with the SEC on February 16, 2016. The address of the principal business office of Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.
(6)	Based solely upon information contained in the Schedule 13G/A filed by QVT Financial LP with the SEC on March 6, 2014. The address of the principal business office of QVT Financial LP is 1177 Avenue of the Americas, 9 th Floor, New York, New York 10036.

As of March 31, 2016, there were two ordinary shareholders of record with an address in the United States, including The Bank of New York Mellon, depositary of our ADS program, which held 62,499,988 ordinary shares as of that date, representing 30.27% of our outstanding ordinary shares.

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

Guarantees Provided by Our Subsidiaries

Certain of our bank borrowings were guaranteed by our subsidiaries, namely ZhengxingLangfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to three guarantee agreements entered into in January 2008 and 2009. As of December 31, 2013, 2014 and 2015, these guaranteed bank borrowings amounted to RMB558.0 million, RMB508.0 million and RMB558.0 million (US$86.1 million), respectively.

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

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the period indicated.

	Price per ADS (US$)
	High	Low

Annual High and Low
2012	4.09	2.23
2013	4.27	2.11
2014	3.15	1.01
2015	1.46	0.64

Quarterly Highs and Lows
First Quarter 2014	3.15	2.32
Second Quarter 2014	2.67	2.09
Third Quarter 2014	2.67	1.61
Fourth Quarter 2014	1.77	1.01
First Quarter 2015	1.46	1.07
Second Quarter 2015	1.45	1.08
Third Quarter 2015	1.19	0.72
Fourth Quarter 2015	1.00	0.64
First Quarter 2016	1.15	0.43

Monthly Highs and Lows
October 2015	1.00	0.88
November 2015	0.92	0.68
December 2015	0.87	0.64
January 2016	0.81	0.55
February 2016	1.09	0.43
March 2016	1.15	0.97
April 2016 (through April 27, 2016)	1.17	0.90

(1)	Our ADSs began trading on the New York Stock Exchange on May 11, 2011.

B.	Plan of Distribution

Not applicable.

C.	Markets

Please refer to Item 9A “The Offer and Listing—Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

In 2013, 2014 and 2015, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have increased/(decreased) our pre-tax profit for the year by RMB825,000, RMB476,000 and RMB525,000 (US$81,000), respectively.

Credit Risk

Our credit risk is primarily attributable to trade and other receivables and prepayments, cash at banks and deposits with banks. Our management has a credit policy in place, and our exposure to credit risk is monitored on an ongoing basis. We place deposits with banks which we believe are of a good reputation. We have concentration of credit risk to a certain extent as 22.3%, 20.8% and 20.2% of our trade receivables as of December 31, 2013, 2014 and 2015, respectively, was due from our five largest customers.

Currency Risk

A majority of our revenue and most of our expenditure are denominated in Renminbi. However, we are exposed to currency risk primarily through sales which give rise to receivables and cash balances that are denominated in a foreign currency. The currencies giving rise to this risk are primarily U.S. dollars and, to a lesser extent, Euros.

The exchange rate of the Renminbi with U.S. dollars, Euros and other currencies is affected by, among other things, China’s political and economic conditions. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollars as of December 31, 2013, 2014 and 2015, a 5.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB1.8 million, RMB2.1 million and RMB1.3 million (US$0.2 million) in our exchange losses, respectively.

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

Inflation

China’s consumer price index, the broadest measure of inflation, rose 2.3% in February 2016 from the level in February 2015. Although there can be no assurance as to the impact in future periods, inflation has not had a material impact on our results of operation in recent years.

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

Persons Depositing or Withdrawing Ordinary Shares or ADS Holders Must Pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	•	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.05 (or less) per ADSs per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of ordinary shares on our ordinary share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors. We have receivable reimbursement payments from the depositary totaling approximately US$39,376.21 (net of withholding tax) for the year ended December 31, 2015. In addition, the depositary has agreed to waive certain fees for standard costs associated with the administration of the ADS program. The depositary waived such costs in an aggregate amount of approximately US$45,000 for the year ended December  31, 2015.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

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

Disclosure Controls and Procedures

As of December 31, 2015, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15 and 15d-15 of the Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and regulations, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015, using criteria established in the updated framework in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, Deloitte Touche Tohmatsu, for the years ended December 31, 2013 and 2014 and Crowe Horwath (HK) CPA Limited for the year ended December 31, 2014 and 2015.

	Year Ended December 31,
	2014	2015	2015
	RMB	RMB	US$
	(in thousands)
Audit fees (1)	1,884	1,480	228
Audit-related fees (2)	—	—	—

Total	1,884	1,480	228

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

Date: April 28, 2016

CHINA ZENIX AUTO INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Zenix Auto International Limited

We have audited the accompanying consolidated statements of financial position of China Zenix Auto International Limited (the “Company”) and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2015. Our audits also included the financial statement schedule included in Schedule 1 as of December 31, 2015 and 2014 and for each of the years in the two-year period ended December 31, 2015. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of China Zenix Auto International Limited and subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly in all material respects the information set forth therein.

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

April 28, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of China Zenix Auto International Limited

We have audited the accompanying consolidated statement of profit or loss and other comprehensive income, changes in equity, and cash flows of China Zenix Auto International Limited (the “Company”) and subsidiaries (collectively the “Group”) for the year ended December 31, 2013 and the related financial statement schedule included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the Group’s operations and their cash flows for the year ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong

April 28, 2014

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2013, 2014 and 2015

	NOTE	2013		2014		2015		2015
		RMB’000		RMB’000		RMB’000		US$’000

Revenue	5		3,802,308		3,334,355		2,445,756		377,560
Cost of sales			(3,011,615)		(2,744,896)		(2,081,976)		(321,402)

Gross profit			790,693		589,459		363,780		56,158
Other income, gain and loss	6		27,300		25,781		16,410		2,533
Net exchange (loss) gain			(7,438)		1,664		5,793		894
Selling and distribution costs			(274,825)		(253,846)		(212,273)		(32,769)
Research and development expenses			(91,632)		(98,040)		(51,253)		(7,912)
Administrative expenses			(142,495)		(149,481)		(136,681)		(21,100)
Finance costs	7		(26,003)		(17,606)		(15,913)		(2,456)

Profit (loss) before taxation			275,600		97,931		(30,137)		(4,652)
Income tax (expense) credit	8		(42,947)		(18,704)		1,570		242

Profit (loss) and total comprehensive income (loss) for the year	9		232,653		79,227		(28,567)		(4,410)

Profit (loss) and total comprehensive income (loss) attributable to:
Owners of the Company			232,653		79,227		(28,567)		(4,410)

Earnings (loss) per share	10
Basic		RMB	1.13	RMB	0.38	RMB	(0.14)	USD	(0.02)
Diluted		RMB	1.13	RMB	0.38	RMB	(0.14)	USD	(0.02)

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	NOTE	2014	2015	2015
		RMB’000	RMB’000	US$’000
ASSETS
Current assets
Inventories	12	382,067	181,905	28,081
Trade and other receivables and prepayments	13	921,653	613,418	94,696
Prepaid lease payments	14	9,425	9,425	1,455
Pledged bank deposits	15	59,100	28,200	4,353
Fixed bank deposits with maturity periods over three months	15	260,000	260,000	40,137
Bank balances and cash	15	556,990	817,247	126,161

Total current assets		2,189,235	1,910,195	294,883

Non-current assets
Property, plant and equipment	16	1,525,567	1,506,318	232,535
Prepaid lease payments	14	395,299	385,874	59,569
Deposits paid for acquisition of property, plant and equipment		1,590	—	—
Deferred tax assets	17	4,356	15,958	2,463
Intangible assets	18	17,000	17,000	2,625

Total non-current assets		1,943,812	1,925,150	297,192

Total assets		4,133,047	3,835,345	592,075

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	19	938,251	606,922	93,693
Amount due to a shareholder	20	5,507	11,679	1,803
Taxation payable		1,063	674	104
Short-term bank borrowings	21	508,000	558,000	86,140

Total current liabilities		1,452,821	1,177,275	181,740

Non-current liabilities
Deferred income	22	10,088	9,292	1,434
Deferred tax liabilities	17	78,077	85,284	13,166

Total non-current liabilities		88,165	94,576	14,600

Total liabilities		1,540,986	1,271,851	196,340

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 shares issued and outstanding as of December 31, 2014 and 2015)	23	136	136	21
Additional paid in capital		392,076	392,076	60,526
Reserves		2,199,849	2,171,282	335,188

Total equity attributable to owners of the Company		2,592,061	2,563,494	395,735

Total equity and liabilities		4,133,047	3,835,345	592,075

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2013, 2014 and 2015

	Attributable to owners of the Company
	Share capital	Additional paid in capital	Capital reserve	PRC statutory reserve	Share incentive plan reserve	Retained profits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(note i)	(note ii)

As of January 1, 2013	136	391,711	560,670	114,726	3,215	1,209,241	2,279,699
Profit and total comprehensive income for the year	—	—	—	—	—	232,653	232,653
Issue of shares pursuant to Share Incentive Plan	—	365	—	—	(365)	—	—
Recognition of equity-settled share-based payments (Note 25)	—	—	222	—	260	—	482
Transfer	—	—	—	8,521	—	(8,521)	—

As of December 31, 2013	136	392,076	560,892	123,247	3,110	1,433,373	2,512,834
Profit and total comprehensive income for the year	—	—	—	—	—	79,227	79,227
Transfer	—	—	—	983	—	(983)	—

As of December 31, 2014	136	392,076	560,892	124,230	3,110	1,511,617	2,592,061
Loss and total comprehensive loss for the year	—	—	—	—	—	(28,567)	(28,567)

As of December 31, 2015	136	392,076	560,892	124,230	3,110	1,483,050	2,563,494

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

As of December 31, 2015	21	60,526	86,587	19,178	480	228,943	395,735

See accompanying notes to the consolidated financial statements.

Notes:

i.	Capital reserve include (a) additional capital contributions, comprising a cash injection of RMB159.8 million and an option of RMB386.3 million, being the fair value at grant date, by equity owners to acquire Zhengxing Wheel Group Co., Limited (b) capital contribution of RMB10.9 million in the year ended December 31, 2011 by equity owners pursuant to a shareholder agreement and (c) the recognition of share-based payment expenses of RMB3,607,000 as of January 1, 2013, and RMB222,000, nil and nil during the years ended December 31, 2013, 2014 and 2015, respectively, in relation to restricted shares awarded to a management executive by an equity participant (see Note 25(i)).
ii.	As stipulated by the relevant laws and regulations in the People’s Republic of China (the “PRC”), companies established in the PRC (the “PRC subsidiaries”) are required to maintain a statutory reserve made out of profit for the year based on the PRC subsidiaries’ statutory financial statements which are prepared in accordance with the accounting principles generally accepted in the PRC. The amount and allocation basis are decided by the board of directors of the relevant PRC subsidiaries annually and is not to be less than 10% of the profit for the year of the relevant PRC subsidiaries. The aggregate amount allocated to the reserves will be limited to 50% of registered capital for certain subsidiaries. Statutory reserve can be used for expanding the capital base of the PRC subsidiaries by means of capitalization issue.

The PRC laws and regulations restrict the distribution of registered capital of companies established in the PRC. Accordingly, the registered capital of PRC entities in the Group of RMB773,065,000 as of December 31, 2014 and 2015 are considered restricted for distribution.

In addition, as a result of the relevant PRC laws and regulations which impose restriction on distribution or transfer of assets out of the PRC statutory reserve, RMB146,424,000 and RMB146,424,000 representing the PRC statutory reserve of the subsidiaries as of December 31, 2014 and 2015, respectively, are also considered under restriction for distribution.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013, 2014 and 2015

	2013	2014	2015	2015
	RMB’000	RMB’000	RMB’000	US$’000
OPERATING ACTIVITIES
Profit before taxation	275,600	97,931	(30,137)	(4,652)
Amortization of prepaid lease payments	9,425	9,425	9,425	1,455
Depreciation of property, plant and equipment	125,972	128,816	131,277	20,266
Release of deferred income	(796)	(797)	(796)	(123)
Finance costs	26,003	17,606	15,913	2,457
Interest income	(15,115)	(17,990)	(14,464)	(2,233)
Loss on disposal of property, plant and equipment	538	22	13	2
Share- based payment expense	482	—	—	—

Operating cash flows before movements in working capital	422,109	235,013	111,231	17,172

Decrease (increase) in inventories	(30,407)	12,691	200,162	30,900
Decrease (increase) in trade and other receivables and prepayments	(160,022)	56,494	305,960	47,232
(Decrease) increase in trade and other payables and accruals	78,400	(184,893)	(335,696)	(51,823)

Cash generated from operations	310,080	119,305	281,657	43,481
Interest received	15,473	17,327	15,364	2,372
PRC income tax paid	(43,185)	(35,053)	(3,214)	(496)

NET CASH FROM OPERATING ACTIVITIES	282,368	101,579	293,807	45,357

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(62,661)	(47,940)	(20,512)	(3,167)
Deposits paid for acquisition of property, plant and equipment	(112,780)	(85,584)	(70,065)	(10,816)
Proceeds on disposal of property, plant and equipment	176	178	50	8
Placement of pledged bank deposits	(11,494)	(9,500)	(2,900)	(448)
Withdrawal of pledged bank deposits	5,778	27,000	33,800	5,218
Placement of fixed bank deposits with maturity periods over three months	(320,000)	(420,000)	(520,000)	(80,274)
Withdrawal of fixed bank deposits with maturity periods over three months	320,000	320,000	520,000	80,274

NET CASH USED IN INVESTING ACTIVITIES	(180,981)	(215,846)	(59,627)	(9,205)

FINANCING ACTIVITIES
New bank borrowings raised	558,000	508,000	558,000	86,140
Repayment of bank borrowings	(700,000)	(558,000)	(508,000)	(78,422)
Advance from a shareholder	—	5,507	6,172	953
Interest paid	(39,217)	(32,895)	(31,470)	(4,858)

NET CASH FROM/ (USED IN) FINANCING ACTIVITIES	(181,217)	(77,388)	24,702	3,813

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(79,830)	(191,655)	258,882	39,965
Effect of foreign exchange rate	1,303	(99)	1,375	212
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	827,271	748,744	556,990	85,984

CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash	748,744	556,990	817,247	126,161

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

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

Zhengxing Wheel was established as a limited liability company in the PRC on June 23, 2003. Details of Zhengxing Wheel’s subsidiaries as of December 31, 2014 and 2015 are as follows:

	Place and date of establishment	Attributable equity interests directly held by Zhengxing Wheel at December 31,
Name of company	and operation	2014	2015

Zhengxing Group Benxi Wheel Co., Ltd.	The PRC July 13, 2004	100%	100%

Zhengxing Group Chengdu Wheel Co., Ltd. (“Zhengxing Chengdu”)	The PRC July 30, 2004	100%	100%

Zhengxing Group Langfang Wheel Co., Ltd. (“ZhengxingLangfang”)	The PRC January 21, 2005	100%	100%

Zhengxing Group Hefei Wheel Co., Ltd. (“Zhengxing Hefei”)	The PRC June 9, 2005	100%	100%

Hua’an Zhengxing Wheel Co., Ltd.	The PRC November 19, 2010	100%	100%

Zhengxing Wheel and each of its subsidiaries were engaged in research, development, production and sale of commercial vehicle wheels.

The Company and its subsidiaries are referred to as the “Group”.

The consolidated financial statements of the Group are presented in Renminbi (“RMB”). Other than those subsidiaries established in the PRC whose functional currency is RMB, the functional currency of the Company and its subsidiaries is United States dollar (“US$”).

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

For the years ended December 31, 2013, 2014 and 2015

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

The Group’s sales to tier-one distributors and international sales to international distributors and vehicle manufacturers have rights of returns or warranty obligations.

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

For the years ended December 31, 2013, 2014 and 2015

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

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

For the years ended December 31, 2013, 2014 and 2015

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

For the years ended December 31, 2013, 2014 and 2015

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

For the years ended December 31, 2013, 2014 and 2015

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

For the years ended December 31, 2013, 2014 and 2015

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

For the years ended December 31, 2013, 2014 and 2015

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Translation into United States dollar

The consolidated financial statements of the Group are stated in RMB. The translation of RMB amounts as of and for the year ended December 31, 2015 into US$ is included solely for the convenience of readers and was made at the rate of RMB6.4778 to US$1.00, which was based on the noon buying rate on December 31, 2015 in The City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2015, the Group has applied the following IFRSs issued by the IASB.

Amendments to IFRSs	Annual Improvements to IFRSs 2010 – 2012 Cycle
Amendments to IFRSs	Annual Improvements to IFRSs 2011 – 2013 Cycle
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions

Except as described below, the application of the new and revised IFRSs in the current year has had no material impact on the Group’s financial performance and positions for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

Annual Improvements to IFRSs 2010 – 2012 Cycle

These two cycles of annual improvements contain amendments to nine standards with consequential amendments to other standards. Among them, IAS 24, Related party disclosures has been amended to expand the definition of a “related party” to include a management entity that provides key management personnel services to the reporting entity, and to require the disclosure of the amounts incurred for obtaining the key management personnel services provided by the management entity. These amendments do not have an impact on the Company’s related party disclosures as the Group does not obtain key management personnel services from management entities.

The Company has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

Amendments to IFRSs	Annual Improvements to IFRSs 2012 – 2014 Cycle[1]
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception[1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations[1]
IFRS 9	Financial Instruments[2]
IFRS 14	Regulatory Deferral Accounts[3]
IFRS 15	Revenue from Contracts with Customers[2]
Amendments to IAS 1	Disclosure Initiative[1]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation[1]
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants[1]
Amendments to IAS 27	Equity Method in Separate Financial Statements[1]

[1]	Effective for annual periods beginning on or after January 1, 2016
[2]	Effective for annual periods beginning on or after January 1, 2018
[3]	Effective for first annual IFRS financial statements beginning on or after January 1, 2016 and therefore is not applicable to the Group
[4]	No mandatory effective date is determined but is available for early adoption

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

IFRS 9 Financial Instruments

IFRS 9 issued in 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9:

•

All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•

With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

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

•

The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the retrospective quantitative effectiveness test has been removed. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The directors of the Company anticipate that the adoption of IFRS 9 in the future may not have a significant impact on amounts reported in respect of the Group’s financial assets and financial liabilities existing as at the end of the current year.

The directors of the Company anticipate that the application of the other new and revised IFRSs will have no material impact on the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

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

As of December 31, 2014 and 2015, the carrying amounts of property, plant and equipment were RMB1,525,567,000 and RMB1,506,318,000 (US$232,535,000), respectively (net of accumulated impairment losses of RMB10,259,000 as of December 31, 2014 and 2015). No impairment loss was recognized for the years presented.

Estimated impairment of prepaid lease payments

Determining whether prepaid lease payments are impaired requires an estimation of the recoverable amount of the prepaid lease payments. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

As of December 31, 2014 and 2015, the carrying amounts of prepaid lease payments were RMB404,724,000 and RMB395,299,000 (US$61,024,000), respectively. No impairment loss was recognized for the years presented.

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

As of December 31, 2014 and 2015, the carrying amount of intangible assets was RMB17,000,000 and RMB17,000,000 (US$2,625,000), respectively. No impairment loss was recognized for the years presented.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

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

As of December 31, 2014 and 2015, the carrying amounts of trade receivables were RMB577,089,000 and RMB416,232,000 (US$64,255,000), respectively. No impairment loss of trade receivables was recognized for the years presented.

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

As of December 31, 2014 and 2015, the carrying amounts of inventories were RMB382,067,000 and RMB181,905,000 (US$28,081,000), respectively. No impairment loss of inventories was recognized for the years presented.

5.	REVENUE AND SEGMENT INFORMATION

In accordance with the Group’s internal financial reporting, the Group has identified operating segments based on similar economic characteristics, products and services and delivery methods. The Group determines its operating segments based on the report reviewed by the directors of the Company, who are also the chief operating decision makers, to make strategic decisions.

Information reported to the Group’s chief operating decision makers for the purposes of resource allocation and performance assessment focuses specifically on the sales channels through which the Group’s steel wheels are sold. Accordingly, the Group categorizes its business into three operating segments, namely (i) PRC OEM sales; (ii) PRC aftermarket sales; and (iii) International sales.

•	PRC OEM sales - production and sales of steel and aluminum wheels to vehicle manufacturers in the PRC.

•	PRC aftermarket sales - production and sales of steel and aluminum wheels to distributors in the PRC.

•	International sales - production and sales of steel wheels to distributors and vehicle manufacturers outside the PRC.

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

5.	REVENUE AND SEGMENT INFORMATION - continued

An analysis of the Group’s revenue and segment results by operating and reportable segments for the years are as follows:

	PRC OEM sales			PRC aftermarket sales			International sales			Consolidated
	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015	2015
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Revenue from external customers	1,316,798	1,153,623	814,621	1,945,896	1,676,079	1,203,753	547,176	508,546	431,361	3,809,870	3,338,248	2,449,735	378,174
Reconciliation adjustments
Gross up adjustment to reverse net off of selling expense	—	—	—	—	—	—	10,112	7,018	5,569	10,112	7,018	5,569	860
Provision of sales rebates and discount	—	—	—	(17,674)	(10,911)	(9,548)	—	—	—	(17,674)	(10,911)	(9,548)	(1,474)

Total consolidated net revenue, as reported	1,316,798	1,153,623	814,621	1,928,222	1,665,168	1,194,205	557,288	515,564	436,930	3,802,308	3,334,355	2,445,756	377,560

Segment result (gross profit before reconciliation)	254,344	196,167	101,014	470,937	336,550	199,929	75,822	65,185	64,709	801,103	597,902	365,652	56,447
Reconciliation adjustments
Gross up adjustment to reverse net off of selling expense	—	—	—	—	—	—	10,112	7,018	5,569	10,112	7,018	5,569	860
Provision of sales rebates and discount	—	—	—	(17,674)	(10,911)	(9,548)	—	—	—	(17,674)	(10,911)	(9,548)	(1,474)
Unrealized profit	963	(738)	5,883	—	—	—	—	—	—	963	(738)	5,883	908
Fair value adjustments arose from acquisition of subsidiaries
- Additional depreciation of property, plant and equipment	(912)	(911)	(670)	(693)	(686)	(544)	(219)	(227)	(198)	(1,824)	(1,824)	(1,412)	(218)
- Additional amortization of prepaid lease payments	(802)	(801)	(762)	(610)	(604)	(618)	(193)	(200)	(225)	(1,605)	(1,605)	(1,605)	(248)
- Amortization of capitalized general borrowing cost of qualifying assets	(191)	(191)	(360)	(145)	(144)	(292)	(46)	(48)	(107)	(382)	(383)	(759)	(117)

Total consolidated gross profit, as reported	253,402	193,526	105,105	451,815	324,205	188,927	85,476	71,728	69,748	790,693	589,459	363,780	56,158

Other income, gains and losses										27,300	25,781	16,410	2,533
Net exchange gain (loss)										(7,438)	1,664	5,793	894
Selling and distribution costs										(274,825)	(253,846)	(212,273)	(32,769)
Research and development expenses										(91,632)	(98,040)	(51,253)	(7,912)
Administrative expenses										(142,495)	(149,481)	(136,681)	(21,100)
Finance costs										(26,003)	(17,606)	(15,913)	(2,456)

Profit (loss) before taxation										275,600	97,931	(30,137)	(4,652)
Income tax (expense) credit										(42,947)	(18,704)	1,570	242

Profit (loss) for the year										232,653	79,227	(28,567)	(4,410)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

5.	REVENUE AND SEGMENT INFORMATION - continued

The Group’s products can be categorized into tubed steel wheels, tubeless steel wheels, off-road steel wheels, aluminum wheels and wheel components. The categorization is mainly based on the type of vehicles to which the respective product is assembled as well as the product’s component composition. Revenue from these products is as follows:

	2013	2014	2015	2015
	RMB’000	RMB’000	RMB’000	US$’000

Tubed steel wheels	2,250,415	1,927,598	1,373,210	211,987
Tubeless steel wheels	1,403,612	1,252,449	918,191	141,744
Off-road steel wheels	50,906	55,540	43,403	6,700
Aluminum wheels	—	—	27,413	4,233
Wheel components	97,375	98,768	83,539	12,896

Total consolidated revenue	3,802,308	3,334,355	2,445,756	377,560

Geographical information

The Group’s operations are located in the PRC. The following table provides an analysis of the Group’s sales by geographical markets based on locations of customers:

	2013	2014	2015	2015
	RMB’000	RMB’000	RMB’000	US$’000

The PRC (country of domicile)	3,245,020	2,818,796	2,008,826	310,109
Thailand	77,083	75,736	55,752	8,607
Indonesia	41,755	48,380	26,134	4,034
South Korea	40,247	37,680	34,520	5,329
India	32,251	3,628	5,487	847
Others*	365,952	350,135	315,037	48,634

	3,802,308	3,334,355	2,445,756	377,560

*	No further analysis by countries in this category is presented because the revenue from each individual country is insignificant to the total revenue.

All the Group’s non-current assets are located in the PRC.

Information about major customers

No single customer contributed 10% or more of total sales to the Group during each of the years ended December 31, 2013, 2014 and 2015.

6.	OTHER INCOME, GAIN AND LOSS

	2013	2014	2015	2015
	RMB’000	RMB’000	RMB’000	US$’000

Interest income	15,115	17,990	14,464	2,232
Government grants (note a)	14,546	8,045	3,095	478
Release of deferred income (note b)	796	797	796	123
Net loss from sales of scrap materials	(3,307)	(1,051)	(1,945)	(300)
Others	150	—	—	—

	27,300	25,781	16,410	2,533

Notes:

(a)	Government grants comprised various incentives and subsidies received from the PRC government. There were no unfulfilled conditions attaching to these government grants.
(b)	A grant of RMB15,000,000 was received from the PRC government in 2009 to subsidize the Group’s construction of a new manufacturing plant and related capital expenditures. It has been presented as deferred income (Note 22) and released to income over the useful lives of the related assets.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

7.	FINANCE COSTS

	2013	2014	2015	2015
	RMB’000	RMB’000	RMB’000	US$’000
Interest on bank borrowings wholly repayable within five years	38,881	32,835	31,398	4,847
Less: amount capitalized in construction in progress	(12,878)	(15,229)	(15,485)	(2,391)

	26,003	17,606	15,913	2,456

Borrowing costs capitalized arose on the general borrowing pool and are calculated by applying the following capitalization rates:

	2013	2014	2015

Capitalization rate	6.1%	6.0%	5.6%

8.	INCOME TAX EXPENSE (CREDIT)

	2013	2014	2015	2015
	RMB’000	RMB’000	RMB’000	US$’000
Current tax:
PRC Enterprise Income Tax (“EIT”)
- current year	43,568	17,428	2,825	436
- under provision in respect of prior year	—	2,132	—	—

	43,568	19,560	2,825	436

Deferred tax (Note 17):
- current year	(291)	(546)	(4,395)	(678)
- attributable to change in tax rate	(330)	(310)	—	—

	(621)	(856)	(4,395)	(678)

	42,947	18,704	(1,570)	(242)

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

In 2013, Zhengxing Langfang received a certificate by the relevant Henan Government authorities to renew its “High-new technology enterprise” status for three years commencing from year 2012, and was entitled to enjoy a preferential tax rate of 15% for the years from 2012 to 2014 provided that the qualifying conditions as a High-new technology enterprise were met. The preferential tax rate expired in 2015 and Zhengxing Langfang is subject to PRC EIT at the rate of 25% thereafter.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

8.	INCOME TAX EXPENSE (CREDIT) - continued

(c)	Zhengxing Hefei applied for High-new technology enterprise status for the first time prior to December 31, 2010 and subsequently received a certificate jointly issued by the relevant Anhui Government authorities on March 29, 2011. The certificate was valid for three years commencing from year 2010. According to the relevant PRC regulations, Zhengxing Hefei was entitled to enjoy a preferential tax rate of 15% for the years from 2010 to 2012 provided that the qualifying conditions as a High-new technology enterprise were met.

In 2013, Zhengxing Hefei received a certificate to renew its “High-new technology enterprise” status for three years commencing from year 2013, and was entitled to enjoy a preferential tax rate of 15% for the years from 2013 to 2015 provided that the qualifying conditions as a High-new technology enterprise were met.

(d)	Zhengxing Chengdu was established in the western region of the PRC and derived more than 70% of its total income from the business of state-encouraged industry as defined under the “Catalogue of Industries Products and Technologies Encouraged by the State of Development” (the “Catalogue”). According to Caishui [2001] No. 202 issued by the Ministry of Finance and the State Administration of Taxation and the General Administration of Customs, it was entitled to enjoy a preferential tax rate of 15% from its date of establishment to December 31, 2010. Such preferential tax treatment is further extended for a period of ten years from 2011 to 2020 on the condition that the enterprise must be engaged in state encouraged industries as defined under the Catalogue pursuant to Caishui [2011] No. 58 issued during 2011. Zhengxing Chengdu should continue to enjoy the preferential tax rate of 15% in 2013, 2014 and 2015 provided that it was engaged in the state encouraged industry under the Catalogue.

The tax charge for the years stated below can be reconciled to the profit (loss) before taxation per the consolidated statements of comprehensive income as follows:

	2013	2014	2015	2015
	RMB’000	RMB’000	RMB’000	US$’000

Profit (loss) before taxation	275,600	97,931	(30,137)	(4,652)

Tax at the domestic income tax rate of 25%	68,900	24,483	(7,534)	(1,163)
Tax effect of expenses not deductible for tax purpose	4,096	3,832	3,045	470
Tax effect of tax losses not recognized	173	248	—	—
Recognition of tax losses previously not recognized	(1,923)	—	(2,230)	(344)
Effect of tax exemption and reliefs granted to PRC subsidiaries	(27,969)	(11,681)	4,750	733
Decrease in opening deferred tax liability resulting from a decrease in applicable tax rate	(330)	(310)	—	—
Under-provision in respect of prior years	—	2,132	399	62

Tax charge/ (credit) for the year	42,947	18,704	(1,570)	(242)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

9.	PROFIT (LOSS) FOR THE YEAR

	2013	2014	2015	2015
	RMB’000	RMB’000	RMB’000	US$’000
Profit (loss) for the year has been arrived at after charging:

Directors and key management’s remuneration:
- Salary	5,694	7,906	4,088	631
- Retirement benefit scheme contributions	43	48	52	8
- Share-based payments	482	—	—	—

Total directors and key management’s remuneration	6,219	7,954	4,140	639
Other staff costs	287,361	290,393	260,006	40,138
Retirement benefit scheme contributions, excluding those of directors and key management	31,710	34,566	33,119	5,113

Total staff costs	325,290	332,913	297,265	45,890

Cost of inventories recognized as an expense included in:
- Cost of sales	3,011,615	2,744,896	2,081,976	321,402
- Sales of scrap materials	491,404	407,884	399,391	61,655
- Research and development expense	55,808	84,924	68,668	10,601

Total cost of inventories recognized as an expense	3,558,827	3,237,704	2,550,035	393,658

Amortization of prepaid lease payments	9,425	9,425	9,425	1,455
Depreciation of property, plant and equipment	125,972	128,816	131,277	20,266
Loss on disposal of property, plant and equipment	538	22	13	2

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

10.	EARNINGS (LOSS) PER SHARE

The calculation of the basic and diluted earnings (loss) per share attributable to owners of the Company is based on the following data:

	2013	2014	2015	2015
Earnings (Loss)
Profit (loss) for the year attributable to owners of the Company(RMB’000)	232,653	79,227	(28,567)	(4,410)

Number of shares

Weighted average number of ordinary shares for the purposes of basic earnings (loss) per share	206,486,356	206,500,000	206,500,000	206,500,000
Effect of dilutive potential ordinary shares Share incentive plan –restricted shares (Note 25 (ii)(b))	13,644	—	—	—

Weighted average number of ordinary shares for the purpose of diluted earnings (loss) per share	206,500,000	206,500,000	206,500,000	206,500,000

Earnings (loss) per share
Basic - RMB	1.13	0.38	(0.14)	(0.02)

Diluted - RMB	1.13	0.38	(0.14)	(0.02)

The computation of diluted earnings (loss) per share in 2013, 2014 and 2015 does not assume the exercise of the Company’s share options under the share incentive plan as the exercise price of those options is higher than the average market price for shares (see Note 25(ii)(a)).

11.	DIVIDENDS

The directors of the Company do not recommend the payment of a dividend for the years ended December 31, 2013, 2014 and 2015.

12.	INVENTORIES

	As of December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000

Raw materials	207,661	79,197	12,226
Work in progress	145,540	81,831	12,632
Finished goods	28,866	20,877	3,223

	382,067	181,905	28,081

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

13.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000
Trade receivables	577,089	416,232	64,255
Prepayments to raw material suppliers	210,814	84,920	13,109
Receivables from sales of scrap materials	59,280	53,556	8,268
Value-added tax receivable	65,592	51,068	7,884
Income tax recoverable	5,579	5,579	861
Other receivables	3,299	2,063	319

	921,653	613,418	94,696

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

13.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS - continued

The Group allows its trade customers an average credit period of 30 to 90 days (2014: 30 to 90 days). The following is an aged analysis of trade receivables presented based on the invoice date at the end of each reporting period, which approximated the respective revenue recognition dates.

	As of December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000

0 - 30 days	361,280	239,394	36,956
31 - 60 days	177,242	140,780	21,733
61 - 90 days	38,567	36,058	5,566

	577,089	416,232	64,255

Before accepting any new customers, the Group assesses the potential customer’s credit quality and defines its credit limits based on the customer’s scale of operations and reputation in the industry.

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	As of December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000
Neither past due nor impaired	577,089	416,232	64,255

Past due but not impaired
Less than 1 month past due	—	—	—
1 to 3 months past due	—	—	—

	577,089	416,232	64,255

Trade receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default. The Group does not hold any collateral over these balances.

As of December 31, 2014 and 2015, there was no trade receivable past due that have not been impaired.

Trade receivables denominated in currency other than the functional currency of the relevant group entities are set out below:

	2014	2015	2015
	RMB’000	RMB’000	US$’000

US$	41,098	26,718	4,125

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

14.	PREPAID LEASE PAYMENTS

	As of December 31
	2014	2015	2015
	RMB’000	RMB’000	US$’000
The Group’s prepaid lease payments comprise were analyzed for reporting purposes as:
Non-current assets	395,299	385,874	59,569
Current assets	9,425	9,425	1,455

	404,724	395,299	61,024

	As of December 31
	2014	2015	2015
	RMB’000	RMB’000	US$’000
Beginning of the year	414,149	404,724	62,479
Amortization charge for the year	(9,425)	(9,425)	(1,455)

End of the year	404,724	395,299	61,024

Prepaid lease payments represent the rights to use the land (the “Land Use Rights”) in the PRC acquired by the Group. They are amortized over the term of the Land Use Rights on a straight line basis. No impairment loss was made to the carrying amounts of the prepaid lease payments for the years ended December 31, 2013, 2014 and 2015.

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

	2014	2015

Range of interest rates (per annum)	0.35% - 3.05%	0.35% - 1.80%

The pledged bank deposits, fixed bank deposits with maturity period over three months and bank balances that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	2014	2015	2015
	RMB’000	RMB’000	US$’000

US$	1,020	250	39
Hong Kong Dollar (“HK$”)	39	171	26

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

16.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
As of January 1, 2014	733,301	839,602	6,451	17,771	441,340	2,038,465
Additions	—	57,725	327	387	101,296	159,735
Disposals	—	(757)	(63)	(95)	—	(915)

As of December 31, 2014	733,301	896,570	6,715	18,063	542,636	2,197,285
Additions	81	81,501	35	374	30,100	112,091
Transfer	219,393	258,015	—	—	(477,408)	—
Disposals	—	(70)	(17)	(245)	—	(332)

As of December 31, 2015	952,775	1,236,016	6,733	18,192	95,328	2,309,044

ACCUMULATED DEPRECIATION AND IMPAIRMENT
As of January 1, 2014	165,932	363,718	3,893	10,074	—	543,617
Provided for the year	37,865	87,637	793	2,521	—	128,816
Eliminated on disposal	—	(566)	(59)	(90)	—	(715)

As of December 31, 2014	203,797	450,789	4,627	12,505	—	671,718
Provided for the year	40,318	88,347	676	1,936	—	131,277
Eliminated on disposal	—	(20)	(16)	(233)	—	(269)

As of December 31, 2015	244,115	539,116	5,287	14,208	—	802,726

CARRYING VALUE
As of December 31, 2014	529,504	445,781	2,088	5,558	542,636	1,525,567

As of December 31, 2015	708,660	696,900	1,446	3,984	95,328	1,506,318

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

As of December 31, 2015	109,398	107,583	223	615	14,716	232,535

Depreciation is provided to the above items of property, plant and equipment other than construction in progress so as to write off the cost of assets, over their estimated useful lives and after taking into account their estimated residual value of 5%, using the straight-line method, on the following bases:

Buildings	20 years or the remaining period of the leases, if shorter
Plant and machinery	3 to 13 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years

As of December 31, 2014 and 2015, the Group has not yet obtained property ownership certificate for a portion of its buildings having a carrying amount of RMB48,030,000 and RMB200,891,000, respectively. However, in the opinion of the directors of the Company, the absence of such ownership certificates has no material impact to the ownership of such properties to the Group. The directors expect that they will obtain the property ownership rights by December 2016.

No impairment loss was made to the carrying amounts of the property, plant and equipment for the years ended December 31, 2013, 2014 and 2015.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

17.	DEFERRED TAXATION

The following are the major deferred tax (assets) liabilities recognized and movement thereon during the current and prior reporting periods.

					Fair value
					adjustments
					on acquisition
		Undistributed		Fair value	of Zhengxing
	Unrealized	profits		adjustment	Wheel
	profit in	of PRC	Deferred	on trade	other than
	inventories	subsidiaries	income	names	trade names	Tax loss	Others*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2014	(1,075)	53,355	(1,752)	4,250	21,337	(3,219)	1,681	74,577
Charge (credit) to profit or loss	(110)	—	118	—	(554)	(3,807)	3,807	(546)
Effect of change in tax rate	—	—	—	—	(310)	—	—	(310)

At December 31, 2014	(1,185)	53,355	(1,634)	4,250	20,473	(7,026)	5,488	73,721
Charge (credit) to profit or loss	883	—	120	—	(493)	(8,682)	3,777	(4,395)

At December 31, 2015	(302)	53,355	(1,514)	4,250	19,980	(15,708)	9,265	69,326

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At December 31, 2015	(47)	8,237	(234)	656	3,084	(2,425)	1,431	10,702

*	Others include impairment loss on property, plant and equipment, and interest expense capitalized in construction in progress.

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances in the consolidated statements of financial position for financial reporting purposes:

	As of December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000

Deferred tax assets	(4,356)	(15,958)	(2,463)
Deferred tax liabilities	78,077	85,284	13,166

	73,721	69,326	10,703

At the end of each reporting period, the Group had the followings unused tax losses:

	As of December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000

Unused tax losses	29,789	97,701	15,082

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

17.	DEFERRED TAXATION – continued

As of December 31, 2014 and 2015, a deferred tax asset has been recognized in respect of RMB28,106,000 and RMB89,934,000 of such losses, respectively. No deferred tax asset in relation to unused tax losses has been recognized in respect of the remaining RMB1,683,000 and RMB7,767,000 to the years ended December 31, 2014 and 2015, respectively, due to the unpredictability of future profit streams. The unused tax losses could be carried forward to offset future taxable profit for five years from the year of origination and will expire at various dates up to and including 2020.

As of December 31, 2014, unused tax loss for which no deferred tax asset has been recognized of RMB690,000 and RMB993,000 will expire in 2018 and 2019, respectively. As of December 31, 2015, unused tax loss for which no deferred tax asset has been recognized of RMB7,767,000 will expire in 2019.

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

The aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2014 and 2015 were RMB1,227,151,000 and RMB1,178,549,000 (US$181,937,000), respectively, as the Group is able to control the timing of the reversal of such temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future.

18.	INTANGIBLE ASSETS

	RMB’000	US$’000
COST
As of January 1, 2014, December 31, 2014 and 2015	17,000	2,625

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

The recoverable amounts of the intangible assets have been determined by using value-in-use calculation. Having regard to the future plan of the Group, no impairment loss was made to the carrying amounts of the intangible assets for the years ended December 31, 2014 and 2015.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

19.	TRADE AND OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000
Trade payables	69,137	61,724	9,529
Bills payable - secured (see Note 15)	591,000	282,000	43,533

	660,137	343,724	53,062

Deposits from distributors	167,800	167,800	25,904
Payables in respect of acquisition of property, plant and equipment	8,575	13,013	2,009
Other tax payables	16,369	22,029	3,401
Advances from an unrelated party (note)	6,844	7,268	1,122
Accrued staff costs	37,580	28,867	4,456
Accrued transportation costs	25,592	12,389	1,913
Accrued utilities expenses	6,943	4,124	637
Deferred income (see Note 22)	797	796	123
Others	7,614	6,912	1,066

	278,114	263,198	40,631

	938,251	606,922	93,693

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

21.	SHORT-TERM BANK BORROWINGS

	As of December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000

Fixed-rate bank borrowings	508,000	558,000	86,140

Analyzed as:
Secured	130,000	180,000	27,787
Unsecured	378,000	378,000	58,353

	508,000	558,000	86,140

Bank borrowings carried the following range of interest rates at the end of the respective reporting period:

	2014	2015

Fixed-rate bank borrowings	5.6% - 6.0%	4.4% - 5.6%

All the Group’s bank borrowings are carried at amortized costs and are denominated in RMB.

Details of assets pledged in respect of the Group’s secured bank borrowings are set out in Note 26. As of December 31, 2014 and 2015, bank borrowings of RMB508,000,000 and RMB558,000,000, respectively, are guaranteed by certain subsidiaries of the Company.

One of the banking facilities are subject to the fulfilment of covenants. If the Group were in breach of the covenants, the drawn down facilities would become repayable on demand. The Group regularly monitors its compliance with these covenants, is up to date with the scheduled repayments of the term loans and does not consider it probable that the banks will exercise their discretion to demand repayment so long as the Group continues to meet these requirements. Further details of the Group’s management of liquidity risk are set out in Note 30. As at 31 December 2014 and 2015 none of the covenants relating to drawn down facilities had been breached.

22.	DEFERRED INCOME

Deferred income represents government subsidy received in support of the Group’s plant and production capacity expansion. Government subsidy of RMB15,000,000 received by the Group in 2009 has been recognized as deferred income and released to income on a straight-line basis over the useful lives of the related assets of 20 years. As of December 31, 2014 and 2015, non-current deferred income was RMB10,088,000 and RMB9,292,000 (US$1,434,000), respectively, and current portion of deferred income of RMB797,000 and RMB796,000 (US$122,881), respectively, was included in trade and other payables and accruals (Note 19).

23.	SHARE CAPITAL

	Number of shares	Amount	Amount
		RMB’000	US$’000
Authorized:
As of January 1, 2014, December 31, 2014 and 2015 of US$0.0001 each	500,000,000	340

Issued at nominal value:
As of January 1, 2014, December 31, 2014 and 2015	206,500,000	136	21

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

24.	CAPITAL COMMITMENTS

	As of December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of:
- acquisition of property, plant and equipment	38,815	1,117	172

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

25.	SHARE-BASED PAYMENT TRANSACTIONS

(i)	Restricted shares awarded by Newrace

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

The Company completed its IPO on May 17, 2011 (the “Registration Date”) and 516,100 shares of US$0.0001 each in the Company were awarded to the management executive (the “Newrace Restricted Shares”) subject to his continuous employment with the Company and in accordance with the following vesting schedule:

•	35% of the Newrace Restricted Shares vested on May 17, 2011;

•	25% of the Newrace Restricted Shares vested on December 31, 2011;

•	20% of the Newrace Restricted Shares vested on December 31, 2012; and

•	20% of the Newrace Restricted Shares vested on December 31, 2013

In addition to the above vesting conditions, the management executive has also agreed not to sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale of, pledge or otherwise transfer or dispose of any interest in the Newrace Restricted Shares during the 200-day period following the Registration Date.

The total fair value of the Newrace Restricted Shares determined at the date of grant is approximately US$600,000 calculated using the Binomial Option Pricing model. The major assumptions used for the calculation are as follows:

Estimated share price at date of grant	US$1.52
Expected volatility	44.77% to 62.89%
Expected life	0.4 to 3.04 years
Risk free rate	0.15% to 1.01%
Lock-up discount	11.19% to 39.53%

The expected volatility was estimated based on the historical daily share price volatility of comparable companies over a historical period commensurate with the locked-up period of the Newrace Restricted Shares.

The award of Newrace Restricted Shares is regarded as a contribution by the Company’s equity participant. Accordingly, the Company recognized share-based payment expense of RMB222,000, nil and nil for the years ended December 31, 2013, 2014 and 2015, respectively, in relation to the Newrace Restricted Shares with reference to their vesting period, with a corresponding credit to the Company’s capital reserve account.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

25.	SHARE-BASED PAYMENT TRANSACTIONS - continued

(ii)	Share Incentive Plan (the “Plan”) - continued

•	In the case of SAR, the base appreciation amount shall not be less than 100% of the quoted market value of the Share on the New York Stock Exchange on the date of grant.

•	In the case of other Awards, the purchase price shall be determined by the Administrator.

(a)	On August 17, 2011 (the “Grant Date”), pursuant to the Plan and in accordance with an employment agreement with a management executive of the Company, the Company granted the management executive Share Option to subscribe for a total of 1,032,200 Shares at an exercise price of US$1.175 per share (being the market value of the Shares on the Grant Date). One-third of the Shares subject to the Share Options shall vest on December 17, 2011 (the “Vesting Commencement Date”), with the remaining Shares vesting ratably on a monthly basis for the twenty four month period following the Vesting Commencement Date. As of December 31, 2014 and 2015, the number of exercisable option shares were 1,032,200.

The following table discloses movements in the Company’s Share Option during the years ended December 31, 2014 and 2015:

Date of grant	Vesting period	Exercise price		Exercisable period	Fair value of each option		Number of option shares outstanding as of 12.31.2014 and 2015

8.17.2011	8.17.2011 to 12.17.2013	US$	1.175	12.18.2011 to 8.17.2019	US$	0.4807 to US$0.4993	1,032,200

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

(b)	During the year ended December 31, 2012, the Company granted 5,000 restricted share units to each of the Company’s three independent non-executive directors (totaling 15,000 restricted shares, representing a total of 60,000 shares). Such shares are to be fully vested on the second business day following the public release of the Company’s earnings results for the year ended December 31, 2012. The estimated fair value of these share grants is approximately US$58,000. On March 25, 2013, the Company allotted and issued 20,000 ordinary shares of a par value of US$0.0001 to each of the three independent non-executive directors, pursuant to the vesting of the above restricted share unit award agreement.

The Group recognized total share-payment expenses of RMB260,000, nil and nil for the years ended December 31, 2013, 2014 and 2015, respectively in relation to the Share Option and the restricted share units with reference to their vesting period.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

26.	PLEDGE OF ASSETS

At the end of each reporting period, the carrying value of the Group’s assets which were pledged to secure credit facilities granted to the Group are as follows:

	As of December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000

Bank deposits	59,100	28,200	4,353
Property, plant and equipment	77,767	71,761	11,078
Prepaid lease payments	62,276	60,736	9,376

	199,143	160,697	24,807

27.	RETIREMENT BENEFIT PLANS

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

The amount of contributions to retirement benefit scheme was RMB31,753,000, RMB34,614,000 and RMB33,171,000 (US$5,121,000) for the years ended December 31, 2013, 2014 and 2015, respectively.

28.	RELATED PARTY DISCLOSURES

Compensation of key management personnel

The emoluments of directors of the Company and other members of key management during the years ended December 31, 2013, 2014 and 2015 are set out in Note 9.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

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

The Group manages capital risk by reference to total equity compared with total borrowings. As of December 31, 2014 and 2015, these metrics were as follows:

	As of December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000

Bank borrowings	508,000	558,000	86,140
Advances from an unrelated party	6,844	7,268	1,122
Amount due to a shareholder	5,507	11,679	1,803

Total borrowings	520,351	576,947	89,065

Total Equity	2,592,061	2,563,494	395,735

	2014	2015

Debt to equity ratio	59.5%	49.6%

30.	FINANCIAL INSTRUMENTS

(a)	Categories of financial instruments

	As of December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000
Financial assets
Loans and receivables (including cash and cash equivalents)	1,517,758	1,577,298	243,493

Financial liabilities
Financial liabilities at amortized cost	1,433,672	1,152,928	177,981

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

30.	FINANCIAL INSTRUMENTS - continued

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

Sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rates for bank deposits and pledged bank deposits at the end of the reporting periods. The analysis is prepared assuming the amounts outstanding at the end of the reporting periods were outstanding for the whole year. If interest rates had been 10 basis points higher/lower for bank deposits and pledged bank deposits, and all other variables were held constant, the Group’s pre tax (loss) profit for the year would have increased/(decreased) by the following amount:

	2014	2015	2015
	RMB’000	RMB’000	US$’000

Pre-tax profit (loss) for the year	48	(53)	(8)

The 10 basis points increase or decrease represents management’s assessment of a reasonably possible change in interest rates over the period until the end of the next annual reporting period. The analysis is performed on the same basis for 2014.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

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

The Group’s total trade receivables due from the five largest customers accounted for 20.8% and 20.2% of its total trade receivables as of December 31, 2014 and 2015, respectively.

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

Currency risk

The Group has foreign currency sales which expose the Group to risk due to changes in foreign exchange rates. At the end of each reporting period, the carrying amounts of the Group’s monetary assets denominated in a currency other than the functional currency of the relevant entities were as follows:

	As of December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000

Assets (HK$)	39	171	26
Assets (US$)	42,118	26,968	4,163

Sensitivity analysis

The Group’s foreign currency risk is mainly concentrated on the fluctuation of US$ and HK$. The following table details the Group’s sensitivity to a 5% increase and decrease in RMB against the relevant foreign currencies. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the years end for a 5% change. On this basis, if RMB depreciates against foreign currencies by 5%, the Group’s pre-tax profit (loss) for the year would increase (decrease) by the following amount, and vice versa.

	2014	2015	2015
	RMB’000	RMB’000	US$’000

Pre-tax profit (loss) for the year	2,108	(1,357)	(209)

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of the reporting period. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of next annual reporting period. The analysis is performed on the same basis for 2014.

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure at the end of the reporting period does not reflect the exposure during the year.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

30.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

Liquidity risk

The Group’s policy is to regularly monitor and maintain a level of cash and cash equivalents deemed adequate by management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of borrowings.

The following tables detail the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest dates on which the Group can be required to pay. The tables include both interest and principal cash flows.

	Weighted average effective interest rate	On demand/ less than 3 months	3 months to 1 year	Total undiscounted cash flows	Carrying amount	Carrying amount
	%	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As of December 31, 2014
Non-derivative financial liabilities
Trade and other payables	—	660,165	260,000	920,165	920,165
Bank borrowings - fixed rate	6.00	210,397	312,602	522,999	508,000
Amount due to a shareholder		5,507	—	5,507	5,507

		876,069	572,602	1,448,671	1,433,672

As of December 31, 2015
Non-derivative financial liabilities
Trade and other payables	—	451,248	132,000	583,248	583,248	90,038
Bank borrowings – fixed rate	5.61	259,569	310,416	569,985	558,000	86,140
Amount due to a shareholder		11,679	—	11,679	11,679	1,803

		722,496	442,416	1,164,912	1,152,927	177,981

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

No disclosure of fair value is required as all of the Group’s financial assets and liabilities are carried at amounts not materially different from their fair values as of December 31, 2014 and 2015.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2014 and 2015

31.	OPERATING LEASES

The Group as lessee

	Year ended December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000
Minimum lease payments paid under operating leases during the year:
Office premises	312	85	13

At the end of each reporting period, the Group had no commitments for future minimum lease payments under non-cancellable operating leases in respect of office premises.

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases of office properties are negotiated for an average term of 3 years with fixed rentals.

32.	LITIGATIONS

In February 2014, three minority shareholders of the Company(the “Claimants”) filed a claim against the Company in BVI to the Eastern Caribbean Supreme Court (the “Claim”). In November 2014, the Claimants served an amended claim (the “Re-Amended Claim) on the Company and included three other defendants to the proceedings, including the Chairman of the Company. The Company served its Defence in response to the Claim on April 28, 2014 and its Amended Defence in response to the Re-Amended Claim on January 23, 2015.

The Claimants are arguing that the affairs of the Company have been conducted in a manner which is oppressive to them as minority shareholders. The Chairman put forward a proposal on November 23, 2013 that the Company should consider changing its business operations to an online vacation property business (the “Proposal”) instead. Amongst other things, the Claimants allege that the Company and the other defendants have failed to act in the best interests of the Company by failing to reject this proposal outright, so as a result, the share price of the Company began to fall. Further, the Claimants alleged that all the defendants (including the Company) have conspired together to “injure” the Claimants through such actions. The main remedy Claimants are seeking against the Company and the other defendants is an order that they are jointly and severally liable to purchase their shares. They also seek a permanent injunction against the proposal taking place. On March 5, 2014, the Claimants obtained an ex parte injunction against the Company and the other defendants to prevent them from going ahead with this proposal. The Company has consented to the injunction staying in place for the time being.

On July 21, 2014, the Proposal was formally withdrawn by the Company’s chairman. As the Proposal was the basis for the ex parte injunction, the Company believes it the foundation to its Claimants’ claims is weak. The Company denies that it acted in a way that was oppressive to the Claimants or that it should have rejected the Proposal outright without due consideration. Further, the Company denies that it took part in any conspiracy with the other defendants with a view to specifically “injure” the Claimants.

The Company believes that these claims are without merit and intends to vigorously defend itself in these allegations.

33.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the board of directors and authorized for issue on April 28, 2016.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Profit or Loss and Other Comprehensive Loss

For the years ended December 31, 2013, 2014 and 2015

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Other income	—	—	—
Net exchange gain (loss)	922	(75)	(3,265)
Administrative expenses	(10,579)	(14,502)	(6,821)

Loss and total comprehensive loss for the year	(9,657)	(14,577)	(10,086)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Financial Position

	As of December 31,
	2014	2015
	RMB’000	RMB’000
ASSETS
Current assets
Prepayments	15	13
Bank balances	161	139

	176	152

Non-current asset
Investment in a subsidiary	940,198	940,198

Total assets	940,374	940,350

EQUITY AND LIABILITIES
Current and total liabilities
Other payables	12,518	13,061
Amount due to a shareholder	5,507	11,679
Amount due to a subsidiary	45,952	49,299

	63,977	74,039

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 ordinary shares issued and outstanding as of December 31, 2014 and 2015)	136	136
Additional paid-in capital	392,076	392,076
Reserves	484,185	474,099

Total equity	876,397	866,311

Total equity and liabilities	940,374	940,350

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Changes in Equity

For the years ended December 31, 2013, 2014 and 2015

	Share capital	Additional paid in capital	Capital reserve	Share incentive plan reserve	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2013	136	391,711	560,670	3,215	(55,583)	900,149
Loss and total comprehensive loss for the year	—	—	—	—	(9,657)	(9,657)
Issue of shares pursuant to Share Incentive Plan	—	365	—	(365)	—	—
Recognition of equity-settled share-based payments	—	—	222	260	—	482

As of December 31, 2013	136	392,076	560,892	3,110	(65,240)	890,974
Loss and total comprehensive loss for the year	—	—	—	—	(14,577)	(14,577)

As of December 31, 2014	136	392,076	560,892	3,110	(79,817)	876,397
Loss and total comprehensive loss for the year	—	—	—	—	(10,086)	(10,086)

As of December 31, 2015	136	392,076	560,892	3,110	(89,903)	866,311

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Cash Flows

For the years ended December 31, 2013, 2014 and 2015

	2013	2014	2015
	RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES
Loss for the year	(9,657)	(14,577)	(10,086)
Adjustment for share-based payments	482	—	—
Exchange (gain) loss	(778)	—	2,911

Operating cash flows before movements in working capital	(9,953)	(14,577)	(7,175)
(Increase) decrease in prepayments	(182)	168	2
Decrease (increase) in other payables	6,455	(1,651)	543
Increase in amount due to a subsidiary	3,870	—	—

NET CASH (USED IN) FROM OPERATING ACTIVITIES	190	(16,060)	(6,630)

FINANCING ACTIVITIES
Advance from a subsidiary	—	10,028	361
Advance from a shareholder	—	5,507	6,172

NET CASH FROM FINANCING ACTIVITIES	—	15,535	6,533

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	190	(525)	(97)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	385	563	161

EFFECT OF CHANGE IN FOREIGN CURRENCY RATE	(12)	123	75

CASH AND CASH EQUIVALENTS AT END OF THE YEAR
- representing bank balances	563	161	139

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

As of December 31, 2014 and 2015, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Group’s consolidated financial statements, if any.

For all years presented, there were no cash dividends paid to the Company by its consolidated subsidiaries.