Form 20-F
period 2016-12-31
China Zenix Auto International Ltd
filed 2017-04-28
CIK 1506756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

INTRODUCTION

Conventions Used in this Annual Report

Unless otherwise indicated, references in this annual report on Form 20-F, or annual report, to:

•	“ADRs” are to the American depositary receipts, which evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares;

•	“aftermarket” are to the market for sales and replacement of commercial vehicle wheels after the sale of a commercial vehicle by an OEM;

•	“China” or “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“commercial vehicles” are to heavy-duty, medium-duty, light-duty and mini trucks, large, medium and small buses and off-road vehicles;

•	“commercial vehicle wheels” are to steel and/or aluminum wheels for use in commercial vehicles;

•	“distributors” are to our tier-one and tier-two distributors;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;

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

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “consider,”“continue,” “estimate,” “expect,” “forecast”, “going forward,” “intend,” “ought to,” “plan,” “potential,” “predict”, “project,” “propose,” “seek,” “can,” “could,” “may,” “might,” “will,” “would,” “shall,” “should,” “is / are likely to,” and the negative forms of these words or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

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

The following selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated statements of financial position data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2012 and 2013, and the selected consolidated statements of financial position data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

You should read the selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and Item 5 “Operating and Financial Review and Prospects.” Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2012		2013		2014		2015		2016		2016
	RMB		RMB		RMB		RMB		RMB		US$
	(in thousands, except per share date)
Selected Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue		3,737,965		3,802,308		3,334,355		2,445,756		2,249,533		324,000
Cost of sales		(2,795,548)		(3,011,615)		(2,744,896)		(2,081,976)		(1,862,017)		(268,186)

Gross profit		942,417		790,693		589,459		363,780		387,516		55,814
Other income, gain and loss		17,066		27,300		25,781		16,410		11,680		1,682
Net exchange (loss) gain		922		(7,438)		1,664		5,793		2,546		367
Selling and distribution costs		(252,109)		(274,825)		(253,846)		(212,273)		(181,911)		(26,201)
Research and development expenses		(90,823)		(91,632)		(98,040)		(51,253)		(84,639)		(12,191)
Administrative expenses		(138,040)		(142,495)		(149,481)		(136,681)		(139,377)		(20,074)
Finance costs		(50,916)		(26,003)		(17,606)		(15,913)		(21,387)		(3,080)

Profit (loss) before taxation		428,517		275,600		97,931		(30,137)		(25,572)		(3,683)
Income tax (expense) credit		(66,885)		(42,947)		(18,704)		1,570		(352)		(51)

Profit (loss) and total comprehensive income (loss) for the year		361,632		232,653		79,227		(28,567)		(25,924)		(3,734)

Profit (loss) and total comprehensive income (loss) attributable to:
Owners of the Company		361,632		232,653		79,227		(28,567)		(25,924)		(3,734)

Earnings (loss) per share
Basic	RMB	1.75	RMB	1.13	RMB	0.38	RMB	(0.14)	RMB	(0.13)	US$	(0.02)
Diluted	RMB	1.75	RMB	1.13	RMB	0.38	RMB	(0.14)	RMB	(0.13)	US$	(0.02)

Earnings (loss) per ADS
Basic	RMB	7.00	RMB	4.51	RMB	1.53	RMB	(0.55)	RMB	(0.50)	US$	(0.07)
Diluted	RMB	7.00	RMB	4.51	RMB	1.53	RMB	(0.55)	RMB	(0.50)	US$	(0.07)

Dividend declared and paid per share		0.09		—		—		—		—		—

	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share date)
Selected Consolidated Statements of Financial Position Data:
ASSETS
Current assets
Inventories	364,351	394,758	382,067	181,905	138,740	19,983
Trade and other receivables and prepayments	813,445	971,806	921,653	613,418	695,856	100,224
Prepaid lease payments	9,425	9,425	9,425	9,425	9,425	1,357
Pledged bank deposits	70,884	76,600	59,100	28,200	32,100	4,623
Fixed bank deposits with maturity period over three months	160,000	160,000	260,000	260,000	290,000	41,769
Bank balances and cash	827,271	748,744	556,990	817,247	896,799	129,166

Total current assets	2,245,376	2,361,333	2,189,235	1,910,195	2,062,920	297,122

Non-current assets
Property, plant and equipment	1,405,544	1,494,848	1,525,567	1,506,318	1,379,287	198,659
Prepaid lease payments	414,149	404,724	395,299	385,874	376,449	54,220
Deposits paid for acquisition of property, plant and equipment	55,198	21,540	1,590	—	—	—
Deferred tax assets	4,629	4,365	4,356	15,958	23,836	3,433
Intangible assets	17,000	17,000	17,000	17,000	17,000	2,449

Total non-current assets	1,896,520	1,942,477	1,943,812	1,925,150	1,796,572	258,761

Total assets	4,141,896	4,303,810	4,133,047	3,835,345	3,859,492	555,883

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	1,060,095	1,132,172	938,251	606,922	668,633	96,302
Amount due to a shareholder	—	—	5,507	11,679	1,398	201
Taxation payable	10,594	10,977	1,063	674	109	16
Short-term bank borrowings	700,000	558,000	508,000	558,000	558,000	80,369

Total current liabilities	1,770,689	1,701,149	1,452,821	1,177,275	1,228,140	176,888

Non-current liabilities
Deferred income	11,681	10,885	10,088	9,292	8,496	1,224
Deferred tax liabilities	79,827	78,942	78,077	85,284	85,286	12,284

Total non-current liabilities	91,508	89,827	88,165	94,576	93,782	13,508

Total liabilities	1,862,197	1,790,976	1,540,986	1,271,851	1,321,922	190,396

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 shares issued and outstanding as of December 31, 2015 and 2016)	136	136	136	136	136	20
Additional paid in capital	391,711	392,076	392,076	392,076	392,076	56,471
Reserves	1,887,852	2,120,622	2,199,849	2,171,282	2,145,358	308,996

Total equity attributable to owners of the Company	2,279,699	2,512,834	2,592,061	2,563,494	2,537,570	365,487

Total equity and liabilities	4,141,896	4,303,810	4,133,047	3,835,345	3,859,492	555,883

Exchange Rate Information

Our business is primarily conducted in the PRC, and most of our revenue is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts in this annual report were made at the rate of RMB6.9430 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2016.

	Noon Buying Rate
	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6,2591
2015	6.4778	6.2827	6.1870	6.4896
2016	6.9430	6.6631	6.4480	6.9580
October	6.7735	6.7303	6.6685	6.7819
November	6.8837	6.8402	6.7534	6.9195
December	6.9430	6.9197	6.8771	6.9580
2017
January	6.8768	6.8907	6.8360	6.9575
February	6.8665	6.8694	6.8517	6.8821
March	6.8832	6.8940	6.8687	6.9132
April (through April 27, 2017)	6.8845	6.8871	6.8778	6.8988

Source: The exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

As the PRC economy developed, domestic commercial vehicle sales enjoyed a relatively long period of growth, which helped drive the domestic sales of our products. Domestic commercial vehicle sales, however, have decreased since 2011 primarily due to the prolonged slowdown in the global economy as well as PRC government policies including control over capital investment and cancellation of the government stimulus measures implemented to assist the automotive industry in 2009 and 2010. As a result, the rate of growth of our PRC aftermarket and OEM sales decreased since 2011 and more significantly in 2012. In 2013, our PRC aftermarket and OEM sales, however, increased slightly compared to 2012, primarily due to the gradual recovery of the global economy as well as an increase in domestic commercial vehicle sales in 2013 in anticipation of the promulgation of a policy that would substantially increase the prices of automotives. In the second half of 2014, a slowdown in the PRC economy resulted in a reduction of construction and infrastructure related activities, which led to a sluggish demand in our aftermarket segment. In the second half of 2014, our OEM sales also decreased as truck manufacturers cut back on new vehicle production in light of the looming switch from the National III to the National IV emission standard and corresponding need to decrease inventory of National III compliant vehicles prior to launching National IV compliant vehicles. In 2015, the PRC economy again slowed down significantly. The lowest rate of increase in the last 15 years in construction and infrastructure related activities led to a significant decline in truck sales, especially in the medium- and heavy-duty truck sectors. A lack of investment in infrastructure and real estate projects compared to previous trends also led to a continued weakness in our aftermarket segment. In 2016, truck sales and steel rim sales rebounded slightly. However, as steel prices continued to drop, selling prices for our products was still slightly lower compared to last year. Furthermore, with a record low national GDP of 6.7%, the PRC economic slowdown led us to experience sluggish aftermarket sales and a decrease in sales volume and prices in 2016.

Outside of the PRC, our international sales have been affected by the recent global financial crisis that began in the second half of 2008, as some of the countries to which we export our products experienced an economic slowdown, and the demand in the international automotive market reduced significantly between 2008 and 2009. Despite the ongoing economic difficulties in various markets, including India, our international sales improved from 2011 to 2012 as a result of our enhanced sales and marketing efforts in various countries in Asia. However, notwithstanding the growth of our sales in various countries in Asia, our international sales as a whole decreased from 2012 to 2013, primarily due to an increase in the anti-dumping duties imposed by the Indian government, which has resulted in a substantial decrease in our sales to the Indian market. From 2013 to 2014, the depreciation of Indian rupee also adversely affected the Indian economy. As a result, we nearly ceased our sales to the Indian market. On the other hand, we have also gained new headway in the Southeast Asian market, particularly with respect to Thailand. In early 2015, our international sales decreased due to lower selling prices despite stable unit sales as a result of the Renminbi depreciation and competitive pricing. In the second half of 2015, currency depreciation in Southeastern Asian countries, including Thailand, Indonesia and Myanmar, also weakened the demand from these markets. In 2016, the global economic downturn and market turmoil, compounded by the slowdown of economic development in Southeast Asian countries and intense competition in the export market, led to decreases in our international sales and pricing.

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

We rely on our major customers. In 2014, 2015 and 2016, the aggregate sales to our five largest customers (including the PRC aftermarket, PRC OEMs and international sales) accounted for 18.8%, 17.8% and 18.0% of our revenue, respectively. For example, Anhui Jianghuai Automobile Group, our largest customer worldwide in 2014, 2015 and 2016 accounted for 5.1%, 4.6% and 5.9% of our revenue for 2014, 2015 and 2016, respectively. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2016, such network consisted of 3,799 distributors in the PRC, including 23 tier-one distributors, 2,461 exclusive tier-two distributors and 1,315 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. In addition, we sell our products outside the PRC to both international distributors in the aftermarket and directly to international OEMs, primarily in Thailand and more than 27 other countries worldwide. Although we generally have longstanding business relationships with our major customers, we do not have multi-year contracts with almost all such customers. For our aftermarket customers in the PRC, we sign distribution agreements with our tier-one distributors and three-party distribution agreements with our tier-one distributors and exclusive tier-two distributors. These agreements are automatically renewed every year unless terminated by the parties. We do not, however, enter into any contracts with our non-exclusive tier-two distributors to which the tier-one distributors resell our products. For our OEM customers in the PRC, we typically sign framework agreements that are renewable every year upon mutual agreement. Under these framework agreements, the volume of products to be sold in any given period is not fixed, but the sale price is fixed and then periodically revised based on the market price of steel and mutual agreement between the parties. For our ten largest international customers, we enter into strategic cooperation agreements which are renewable every three years upon mutual agreement unless terminated by the parties and pursuant to which such customers place orders from time to time that specify the actual price and amount of purchases. Our remaining international customers purchase our products pursuant to standalone purchase orders.

We cannot assure you that our future sales to our major customers will equal or exceed our previous sales or will continue to exist at all, because we have no multi-year contracts with such customers guaranteeing minimum sales volumes or prices for future years. As the existing agreements with our customers expire, we may be unable to renew these agreements with our desired customers on favorable terms in a timely manner or at all. As a result, our business, financial condition, results of operations and prospects may be adversely affected.

We may be required to record a significant charge to earnings if we are required to reassess our tangible and intangible assets.

We are required under International Financial Reporting Standards to test for impairment on tangible and intangible assets annually or more frequently when events or changes in circumstances indicate the carrying value may not be recoverable. Currently we are losing money, and our tangible and intangible assets may be impaired if the losses continue. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our tangible and intangible assets is determined.

We may be unable to maintain, renew or develop business relationships with current or future distributors, and our tier-one distributors may be unable to maintain, renew or develop their relationships with tier-two distributors, and any of such factors could lead to a reduction of our revenue or our revenue growth.

A significant portion of our revenue comes from distributors, on which we exclusively rely to reach the aftermarket in the PRC. We have 25 tier-one distributors in the PRC, with whom we have direct contractual relationships. In turn, these tier-one distributors resell our products to tier-two distributors. Our five largest tier-one distributors accounted for 16.7%, 16.2% and 15.0% of our revenue in 2014, 2015 and 2016, respectively. We believe that we will continue to generate a significant portion of our revenue from sales to our tier-one distributors in the PRC.

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

Our products are mainly sold in the PRC, but international sales to Thailand and more than 27 other countries worldwide, both to international distributors and OEMs, are significant, accounting for 15.5%, 17.9% and 16.5% of our revenue in 2014, 2015 and 2016, respectively. As a result, our operations and financial performance are affected by the social, economic, political and regulatory conditions in these countries and countries where we may operate or where our products may be sold in the future. Furthermore, regulations and policies affecting trade and bilateral relations between the PRC and the countries and regions to which we export our products can adversely affect our international sales in those countries and regions.

We intend to expand our international sales, particularly sales in Southeast Asia. However, we may not be successful in expanding our international sales or operations or benefiting from any such expansion, due to the following factors:

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

In addition, we have faced trade barriers in our international markets. For example, the Indian government initiated proceedings in 2006 to impose anti-dumping duties on Indian companies for importing steel wheel products from the PRC primarily in an attempt to protect local Indian steel wheel manufacturers, which generally do not offer steel wheels at the prices that we and our PRC competitors are able to offer in India. We participated in the relevant investigation and proceedings initiated by the Indian government, which ended in 2007. As a result of our efforts, Indian importers are subject to a lower import tax rate when importing from us compared to some of our PRC competitors. The Indian government initiated similar proceedings in 2012 and increased the anti-dumping duties from 14,710 Indian Rupees per ton in 2012 to 30,700 Indian Rupees per ton in 2013, which has resulted in a substantial decrease in our sales to the Indian market. Because of these duties and a recessive economy that was brought on in part by the depreciation of Indian Rupee, we nearly ceased our sales to the Indian market by 2014. We and our products may from time to time be subject to further import taxes or anti-dumping duties in India and other countries where our products are sold, which could have an adverse impact on the prices and sales of our products in those countries. In addition, responding to any initiation of protection measures against us or our products in our international markets may significantly divert the resources and attention of our management.

If we are unable to successfully expand our international sales or operations, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may not be able to prevent potential resales or transfers of our products to countries, governments, entities or persons targeted by United States economic sanctions, especially when we sell our products to independent non-U.S. distributors over which we have limited control.

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

We sell a portion of our products in international markets through independent non-U.S. distributors that are responsible for interacting with the end-users of our products. Historically, some of our independent non-U.S. distributors were located in countries that were subject to U.S. economic sanctions, namely Myanmar, Iraq, Iran, Lebanon and Syria. In 2010, our aggregate sales to the non-U.S. distributors in those sanctioned countries accounted for less than 2.0% of our revenue in that year. We ceased selling to such non-U.S. distributors in those sanctioned countries in October 2010.

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

We have optimized our manufacturing process by procuring steel that meets our specifications, and we purchase such steel from a handful of established key suppliers. Although there are alternative steel suppliers in the market, any disruption in steel from our key suppliers may disrupt our manufacturing operations until we can secure customized steel from other suppliers at similar pricing and other terms in a timely manner. We cannot assure you we can always be able to secure customized steels from alternative suppliers in a timely manner at commercially acceptable terms, or at all. Furthermore, we cannot assure you that our annual agreements with the relevant suppliers will be renewed on a timely basis, on the same terms as we have previously received or at all. We do not hedge or otherwise fix supply prices in advance by contract, although we typically increase our inventory of steel when prices decline and limit our purchases to the extent possible when steel prices increase. Accordingly, we cannot assure you that we will be able to purchase sufficient quantities of the appropriate types of steel for our various products at the prices we have historically paid. Similarly, we may be unable to obtain adequate supplies of locking rings at or lower than the prices we have historically paid. If any of the above events occur, our business, financial condition, results of operations and prospects could be adversely affected.

We are subject to risks associated with the volatile prices and availability of raw materials and utilities.

As stated above, the primary raw material for our production is steel, which is a commodity with frequently fluctuating prices. In addition to steel, utilities, particularly electricity, are another significant input in our manufacturing process.

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

As we operate in a highly competitive industry, we currently face competition from other manufacturers of steel and aluminum wheels in the PRC. In the PRC market, we primarily compete with companies such as Shandong Xingmin Wheel, Dongfeng Motor Wheel, Changchun FAWAY Automobile Components, Xiamen Sunrise Wheel and Alcoa Inc, Zhejiang Jingu Company Limited In the international market, we primarily compete with various local wheel manufacturers at each of our sales region. Our success depends, among other things, on our ability to maintain and improve our products and production capabilities to meet the needs of our existing and new customers. In particular, there is intense competition for a limited number of OEM customers. If our products do not meet the requirements of our existing and new customers, if our competitors offer better products or more competitive prices for similar products or if our products otherwise fail to compete successfully in the industry, our financial performance may be adversely affected.

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

These and other market changes may alter the demand for certain of our existing and planned products. We anticipate incurring significant costs to appropriately accommodate such changing market trends. For example, we developed a new type of energy-saving and environmentally friendly “Tulou Steel wheel” wheel and aluminum wheel for various types of vehicles such as high-end minibuses, and devoted substantial efforts toward the promotion of these products, including cooperating with large logistics companies in the PRC to allow their customers to test-install and try out our light-weight wheels. We have devoted significant financial and other resources to these activities and expect to incur additional costs in the future. Furthermore, we may not be successful in keeping up with or foreseeing the changing demands in the market, and we may not otherwise realize the full benefit of our investments made in anticipation of any particular market trend. Although we are actively engaging in research and development activities to keep up with changing market demands, we cannot assure you that we will successfully meet future market demands. Any of these factors could adversely affect our business, financial condition, results of operations and prospects.

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

We have undergone a series of expansions to our existing manufacturing facilities in recent years, including in 2010, 2011 and the first half of 2012. While we temporarily suspended such expansion in the second half of 2012 and continued to suspend such expansion in 2013 primarily due to a decrease in our PRC aftermarket and OEM sales, we intend to resume our expansion plan and further steadily expand our manufacturing facilities in the long-term depending on market conditions. In addition, we are in the process of ramping up a new aluminum wheel manufacturing facility, for which we purchased the principal equipment and trained a number of technicians during 2014 and began commercial production in the third quarter of 2015. As of December 31, 2016, our manufacturing facilities had a designed annual production capacity of approximately 15.5million units of steel and aluminum wheels, of which 9.5 million units were tubed steel wheels, 5.5 million units were tubeless steel wheels, 33,600 units were off-road steel wheels and 0.5 million units were aluminum wheels.

Although we have significantly expanded our production capacity and are planning to steadily expand our manufacturing facilities further in the long-term depending on market conditions, it is possible that demand for our products may exceed our production capacity in future periods, in which case we may be required to further expand our production capacity to maintain or increase our market share. However, such future expansion is subject to significant risks and uncertainties, including:

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

After any expansion of production capacity, the utilization rate of our expanded production capacity is subject to various factors, many of which are beyond our control, including: an inability to increase our sales volume due to market conditions, unanticipated disruptions in our operations which may impact our ability to manufacture products or make timely deliveries to our customers and inadequate access to raw materials, labor or other inputs required for our manufacturing operations. As a result, we cannot assure you that we will always be able to adequately utilize our production capacity at any given time.

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

Labor is a key component of our manufacturing operations in the PRC. In addition to the labor contract law, discussed below in “—Risks Relating to Doing Business in the PRC—The enforcement of the PRC labor contract law and its implementation rules and increase in labor costs in the PRC may adversely affect our business and our profitability,” other factors may increase our costs of labor in the PRC. As the PRC economy continues to develop, its labor force is becoming more educated and is undergoing other demographic changes. As a result, the number of available workers for our manufacturing operations may decrease or such workers may demand higher wages. In addition, increases in the size or number of our competitors or other manufacturing businesses may adversely affect our ability to recruit and retain workers for our own manufacturing operations. Our total staff costs in 2014, 2015 and 2016 were RMB332.9 million, RMB297.3 million and RMB278.7 million (US$40.1 million), which represented 10.0%, 12.2% and 12.4% of our revenue in each of those years, respectively. A significant increase in labor costs for our operations in the PRC could adversely affect our business, financial condition, results of operations and prospects.

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

For our PRC aftermarket sales, our tier-one distributors are required to provide us a credit deposit typically equal to approximately one-month of indicative annual purchase amount. Depending on the actual sales amount, we typically provide our tier-one distributors a credit term of 45 to 55 days from the delivery of our products. We typically provide our OEM customers in the PRC a credit term of 55 to 75 days from the delivery of our products, depending on the sales amount and, in 2014, we extended credit terms to 60 to 90 days to alleviate the stress of some of our OEM customers. For international sales, we typically provide our customers a credit term of 30 days from delivery of our products. For certain new international customers, we require payment of the entire purchase price at the time of purchase. As of December 31, 2014, 2015 and 2016, we had trade receivables of RMB577.1 million, RMB416.2 million and RMB438.8 million (US$63.2 million), respectively, which represented 17.3%, 17.0% and 19.5% of our revenue in each of those years, respectively.

If our customers fail to timely pay us, require us to extend credit to them beyond our customary payment periods or otherwise default on their payments in an amount in excess of any previously paid deposit, we may be unable to generate sufficient cash flow to meet our cash flow requirements, and we would need to make provisions for doubtful debts or incur bad debt write-offs, which may adversely affect our financial performance. Disputes which arise due to default in payment by customers may also incur time and substantial costs in claiming for such payments and thus affect our liquidity, business, financial condition, results of operations and prospects.

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

We have developed a large portfolio of intellectual property rights in the PRC to protect the technologies, inventions and improvements significant to our business, and we believe that this portfolio is important for us to maintain a competitive advantage in the marketplace. As of December 31, 2016, we owned a total of 83 patents in the PRC. In addition, we had registered 539 trademarks with China’s Trademark Office as of December 31, 2016, and are currently in the process of applying for 4 additional trademarks in the PRC. We also have a number of trademarks and trademark applications in a number of the countries to which we export our products.

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

We rely primarily on intellectual property laws and contractual arrangements with our employees and others to protect our intellectual property rights. We have entered into agreements with our executive officers and employees involved in technology and research and development, under which intellectual property during most of their employment belongs to us, and they waive all relevant rights or claims to such intellectual property. Generally, our executive officers and employees involved in technology and research and development are also bound by a confidentiality obligation and have agreed to disclose and assign to us inventions conceived by them during their term of employment. While we actively take steps to protect our intellectual property rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. The counterparties to our confidentiality agreements may not follow such agreements, or our confidentiality agreements may not be enforceable or provide an adequate remedy in the event of unauthorized use or disclosure. Infringement or misappropriation of our intellectual property could harm our business and leading market position.

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

Our future capital needs are uncertain because our expenditures may exceed our current expectations. Such increased expenditures could occur for a number of reasons, including, for example, if we devote a significant amount of financial resources to expansion of production capacity or to the research and development of new products or manufacturing techniques that we believe to have significant commercial potential. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2016. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could also result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation. Furthermore, if we fail to maintain effective internal control over financial reporting in the future, we may also need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

Our manufacturing operations are subject to environmental, health and safety regulations. Any actual or alleged violation of these regulations could result in regulatory actions, fines and other penalties, including suspending production or ceasing operations, civil or criminal claims resulting in potentially significant monetary damages, adverse publicity and other negative consequences.

Our production process primarily generates and discharges waste water, waste gas, noise and solid waste, and we are required to comply with certain national and local environmental, health and safety regulations. We believe that we have instituted environmental, health and safety procedures and measures that comply with the relevant regulations in the PRC in all material respects. We also sell certain of our solid waste, such as scrap steel, to third parties or recycling stations. However, we cannot completely eliminate the environmental, health and safety risks associated with our waste materials. If more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental, health and safety regulations, we could be subject to regulatory actions, fines and other penalties, including suspending production or ceasing operations, civil or criminal claims resulting in potentially significant monetary damages, adverse publicity and other negative consequences, all of which could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.

Our business benefits from certain PRC government tax incentives. Expiration of, or changes to, these incentives and PRC tax laws could have a material adverse effect on our operating results.

Prior to January 1, 2008, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory tax rate of 33.0%. The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation rules issued by the State Council of the PRC, or the State Council, became effective as of January 1, 2008. The EIT Law provides that all enterprises in the PRC, including foreign-invested companies, are subject to a uniform 25.0% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Accordingly, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory rate of 25.0% after January 1, 2008, except for (i) Zhengxing Wheel, which has been recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2008 to 2016, (ii) Zhengxing Group Langfang Wheel Co., Ltd., which has been recognized as a “High and New Technology Enterprise” enjoys a preferential tax rate of 15.0% from 2009 to 2014, (iii) Zhengxing Group Hefei Wheel Co., Ltd., which has been recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2010 to 2015 (the preferential tax rate of 15.0% applied retrospectively for 2010, the effect of which was not reflected in our income tax expense in 2010, and relevant adjustments were made in our consolidated financial statements for 2011) and (iv) Zhengxing Group Chengdu Wheel Co., Ltd., which was incorporated in the western region of the PRC in July 2004 and derived more than 70.0% of its total income from the business of state-encouraged industry and enjoys a preferential tax rate of 15.0% from its inception in 2004 to 2020.

These preferential income tax rates are subject to periodic review and renewal by PRC authorities. If our subsidiaries fail to maintain their preferential tax statuses, their applicable EIT rate may increase to up to 25.0%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

We also benefit from PRC tax policies designed to encourage exports. In the PRC, steel and aluminum wheels are normally subject to a value-added tax, or VAT, of 17.0%, but we receive a full rebate of or exemption from the VAT for the steel and aluminum wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB85.9 million, RMB80.0 million and RMB61.7 million (US$8.9 million) in 2014, 2015 and 2016, respectively. However, these VAT exemptions and rebates for exported steel wheels may be eliminated by the PRC government. If this occurs, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We had net current assets of RMB736.4 million, RMB732.9 million and RMB834.8 million (US$120.2 million) as of December 31, 2014, 2015 and 2016, respectively. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing and the net proceeds from our initial public offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurred debt could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all. If we have difficulty obtaining sufficient capital for operations or expansion, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Risks Relating to Doing Business in the PRC

Adverse changes in political and economic policies of the PRC government could have a material and adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and adversely affect our leading competitive position.

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

We currently conduct our business through our subsidiaries established in the PRC. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. As of December 31, 2016, the accumulated profits of our PRC subsidiaries, that were unrestricted and were available for distribution amounted to RMB1,157.9 million (US$166.8 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

On August 8, 2006, six PRC regulatory agencies, namely, the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council of the PRC, or the SASAC, the State Administration of Taxation of the PRC, or the SAT, the State Administration for Industry and Commerce of the PRC, or the SAIC, the CSRC, and the SAFE, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the 2006 M&A Rule, which became effective on September 8, 2006 and was amended in June 2009. The 2006 M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC.

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

In 2015, the RMB depreciated significantly. The center point of the currency’s official trading band was 6.1265 in January, and was 6.4465 in December, which contributed to a decline in our 2015 international revenues. In 2016, the RMB continued to depreciate, with the currency’s official trading band being 6.9430 at the end of the year.

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

Sales of our ADSs or ordinary shares in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2017, we had 206,500,000 ordinary shares outstanding, including 62,499,988 ordinary shares represented by 15,624,997 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to restrictions as applicable under Rule 144 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our controlling shareholder has substantial influence over our company and its interests may not be aligned with your interests.

As of March 31, 2017, our controlling shareholder, Mr. Jianhui Lai (through Newrace Limited), beneficially owned approximately 69.5% of our outstanding ordinary shares. Mr. Lai is also our founder, chairman and chief executive officer. Please refer to Item 6E “Directors, Senior Management and Employees—Share Ownership” and Item 7B “Major Shareholders and Related Party Transactions—Related Party Transactions—Restricted Shares Granted to Mr. Yifan Li by Newrace Limited.” Our controlling shareholder has a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those who purchased ADSs in our initial public offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

Our Company and Our Hong Kong Subsidiary

We, China Zenix Auto International Limited, are a British Virgin Islands holding company incorporated on July 11, 2008, with an authorized share capital of US$50,000 consisting of 50,000 ordinary shares with a par value of US$1.00 per share, by Newrace Limited and Richburg Holdings Limited, each incorporated under the laws of the British Virgins Islands. Pursuant to a share subscription and shareholders agreement dated August 10, 2008, as amended on August 12, 2008 (the terms of which were confirmed and further clarified by a deed of confirmation on April 21, 2011), we issued 45,000 and 5,000 ordinary shares, par value US$1.00 per share, to Newrace Limited and Richburg Holdings Limited, respectively. We were initially named Richwheel Limited, but, in preparation for our initial public offering, we changed our name to China Zenix Auto International Limited on November 3, 2010. We also effected a change to our authorized and issued share capital and a repurchase of our issued and outstanding shares on February 21, 2011, as a result of which and as of December 31, 2016, our authorized share capital consisted of 500,000,000 shares, with a par value of US$0.0001 each. As of December 31, 2016, there were 206,500,000 ordinary shares issued, fully-paid and outstanding.

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

In 2014, 2015 and 2016, our capital expenditures totaled RMB133.5 million, RMB87.3 million and RMB29.5 million (US$4.2 million), respectively. In past years, our capital expenditures consisted primarily of the purchase of property, plant and equipment, and the cost of obtaining land use rights and other costs incurred in connection with the construction and expansion of our various manufacturing facilities and a new aluminum wheel manufacturing facility. Our capital expenditures in 2016 have been funded by cash flow from operations.

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

On February 17, 2017, the Claimants, the Company and the three other defendants reached a confidential agreement to settle the Claim. The settlement does not obligate the Company to make any payment to the Claimants nor would the terms of the settlement affect the Company’s operations. Each party had also agreed to be responsible for their own legal costs.

B.	Business Overview

Overview

We are the largest commercial vehicle wheel manufacturer in the PRC in both the aftermarket and OEM market in terms of sales volume, and our leading market share has been increasing continuously in recent years. We believe that our products enjoy premium brand recognition in the industry, especially among end-users. We also export our products to more than 28 countries worldwide.

We design, manufacture and sell high quality steel wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial vehicle wheel industry. We currently offer more than 772 series of tubed steel wheels (which are typically used for commercial vehicles using tires that contain a rubber inner tube), tubeless steel wheels (which are typically used for commercial vehicles using tubeless tires), and off-road steel wheels (which are typically used for construction and other types of off-road vehicles). Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers. We believe that our products are well recognized for safety, strength and durability by our customers, especially under extreme road conditions, and that our products exceed industry standards in all major technical aspects, including safety, durability and stability. In particular, we have developed a type of tubeless steel wheel using a patented production technique for the design of the wheel disc. This type of wheel, other than its improved strength and reduced weight, exceeds industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan). In addition, we have won a number of awards in the PRC in recognition of, among other things, our overall business operation capabilities, brand awareness and market share, including Fujian Brand-name Product Certificate in 2010, Top 30 PRC Automobile Industry Enterprise in 2011, The Most Influential Brands in the PRC Machinery Industry in 2012 and The Nation’s Top 100 Automotive Component Suppliers in 2013 and 2014.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network which we believe is the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC. As of December 31, 2016, our distribution network consisted of more than 3,799 distributors in the PRC, including 23 tier-one distributors, 2,461 exclusive tier-two distributors and 1,315 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 82 automotive manufacturers in the PRC as of December 31, 2016, including the group members of a number of large PRC commercial vehicle manufacturers such as Anhui Jianghuai Automobile Group, SAIC Group, Zhengzhou Yutong Group, China National Heavy Duty Truck Group and Hino Motors Group. In international markets, we sold our products to more than 82 distributors in the aftermarket and directly to four OEMs as of December 31, 2016, including Li Li Ai of Burma, Oliver of the Philippines, Tata Daewoo of South Korea, Noman of Pakistan and LLC of Dubai India was our largest international market in 2012, and Thailand was our largest international market in 2014, 2015 and 2016.

We have six manufacturing facilities across China, located in Zhangzhou, Fujian Province; Langfang, Hebei Province; Chengdu, Sichuan Province; Hefei, Anhui Province; and Benxi, Liaoning Province. These manufacturing facilities are strategically located in close proximity to our steel suppliers, our OEM customers or ports for export, which we believe provide us with a significant advantage in production costs. Since our inception in 2003, we have established an integrated production platform covering all aspects of the design and production of a wide range of steel wheels, enabling us to quickly develop high quality products which are responsive to our customer needs, as well as to continuously improve our manufacturing process and operational efficiency.

We are committed to the research and development of new models of wheels as well as ongoing enhancements in existing product quality and production technology, in order to effectively adapt to the changing demands of our customers for better quality wheel products, as well as to improve our production efficiency. We maintain our own research and development team which we believe is one of the largest in the PRC commercial vehicle wheel industry, with 284 employees as of December 31, 2016 most having 10 to 20 years of experience in the industry. As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of December 31, 2016, we owned a total of 83 patents in the PRC, including 4 invention patents, 73 utility model patents and 6 design patents. We place great emphasis on quality control in our operations and have implemented quality control procedures throughout our production process. Our comprehensive quality management system has been awarded ISO/TS 16949 quality management system certification since 2007, which certifies the satisfaction of specific quality management system requirements for the design and development, production and, when relevant, installation and service of automotive-related products, and ISO 9001:2000 quality management system certification from 2003 to 2006, which certifies the satisfaction of specific quality management system requirements for an organization to consistently provide products that meet customer and applicable regulatory requirements. At our headquarters in Zhangzhou, Fujian Province, we have also maintained one of the national wheel test centers designated by the PRC government for the testing of the specifications and roadworthiness of wheels sold in the PRC since September 2008. This test center has been granted ISO/IEC 17025 certification, which certifies the satisfaction of the general requirements to carry out tests and/or calibrations.

Our Products

We design, manufacture and sell steel and aluminum wheels in the PRC and internationally, which are used primarily in commercial vehicles. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2016, such network consisted of more than 3,799 distributors in the PRC, including 23 tier-one distributors, 2,461 exclusive tier-two distributors and 1,315 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. In addition, we sell our products outside the PRC to both international distributors in the aftermarket and directly to international OEMs, primarily in Thailand and more than 27 other countries worldwide. We currently offer more than 772 series of tubed, tubeless and off-road wheels, with sizes ranging from 8 to 51 inches in diameter and 3 to 28 inches in width and which meet various specifications (including designs and colors) of our customers. In addition, we also sell our wheel components such as wheel discs to distributors for use in the aftermarket in the PRC and internationally, which accounted for an insignificant portion of our revenue in 2014, 2015 and 2016.

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

We focus on developing and manufacturing wheels with enhanced safety, strength and durability while, to the extent possible, reduced weight (and thus improved fuel efficiency). We believe that our products are well recognized for safety, strength and durability by our customers, especially under extreme road conditions, and that our products exceed industry standards in all major technical aspects, including in fatigue tests to determine how long the wheel can last and pulsation tests to determine a wheel’s ability to roll smoothly on the road. In particular, we have developed a tubeless steel wheel production method that is patented and unique, whereby we can produce tubeless steel wheels which have enhanced strength and durability by applying certain manufacturing processes traditionally only used for tubed steel wheels. Wheels manufactured under this processes, in addition to improved strength and reduced weight, also exceed industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan).

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

We currently offer more than 341 series of tubed steel wheels with sizes ranging from 15 to 24 inches in diameter and 4.5 to 14 inches in width. Tubed steel wheels generated 57.8%, 56.1% and 54.6% of our revenue in 2014, 2015 and 2016, respectively.

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

We currently offer more than 286 series of tubeless steel wheels with sizes ranging from 8 to 26 inches in diameter and 3 to 20 inches in width. Tubeless steel wheels generated 37.6%, 37.5% and 36.4% of our revenue in 2014, 2015 and 2016, respectively.

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

We currently offer more than 130 series of off-road steel wheels with sizes ranging from 15 to 51 inches in diameter and 6.5 to 28 inches in width. We commenced sales of off-road steel wheels in 2008 which accounted for 1.7%, 1.8% and 1.6% of our revenue in 2014, 2015 and 2016, respectively.

The following shows the components of our tubed off-road steel wheels:

Aluminum Wheels

In November 2010, we established Hua’an Zhengxing Wheel Co., Ltd. as a part of our expansion to the aluminum wheel business, as the manufacturing of aluminum wheels require certain manufacturing equipment and techniques that are different from those used for steel wheels. After conducting extensive research and development for the production of aluminum wheels for use in commercial vehicles, we purchased the principal equipment and trained a number of technicians throughout 2014 and began commercial production at the third quarter of 2015. We also began production of aluminum wheels for various types of vehicles, such as high-end minibuses. We expect to continue to ramp up our aluminum wheels production capacity through 2019.

We currently offer more than 10 series of tubeless aluminum wheels. We commenced sales of aluminum wheels in September 2015 which accounted for 1.1% of our revenue in 2015. For 2016, sales of aluminum wheels accounted for 4.6% of our revenue.

Manufacturing

Manufacturing Facilities

We have six manufacturing facilities across China, located in Zhangzhou, Fujian Province (our headquarters); Langfang, Hebei Province; Chengdu, Sichuan Province; Hefei, Anhui Province; and Benxi, Liaoning Province. We have also established a new aluminum wheel manufacturing facility in Hua’an, Fujian Province and began production at the third quarter of 2015. Our manufacturing facilities are strategically located in close proximity to our steel suppliers, our OEM customers or ports for export. In particular, our manufacturing facilities in Langfang, Hebei Province and Benxi, Liaoning Province are located close to our steel suppliers, and our manufacturing facilities in Chengdu, Sichuan Province and Hefei, Anhui Province are located close to our OEM customers. Our manufacturing facilities in Zhangzhou, Fujian Province are located close to ports for export. These strategic locations enable us to (i) reduce our raw material and product delivery transportation costs, which is an important cost component of both our raw materials and steel wheels, (ii) respond to changes in customer demand quickly and (iii) access a sufficient supply of skilled local labor force at relatively low cost compared to the labor cost at major urban centers in the PRC.

We have undergone a series of expansions to our existing manufacturing facilities in recent years, including in 2010, 2011 and the first half of 2012. While we temporarily suspended such expansion in the second half of 2012 and continued to suspend such expansion in 2013 primarily due to a decrease in our PRC aftermarket and OEM sales, we resumed our expansion plan in 2014, including establishing a new aluminum wheel manufacturing facility in Hua’an Fujian Province with a planned annual production capacity of 0.5 million aluminum wheel for which we purchased the principal equipment and trained a number of technicians during 2014, and began production at the third quarter of 2015. In the fourth quarter of 2015, we produced approximately 22,577 units of aluminum wheels. Our production volume for aluminum wheels reached 91,841 units in 2016.

The following shows the geographic locations of our manufacturing facilities, with floor area and number of employees as of December 31, 2016:

Production Capacity

We believe that we have the largest production capacity of any commercial vehicle wheel manufacturer in the PRC. As of December 31, 2016, our manufacturing facilities had a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels, of which 9.5 million units were tubed steel wheels, 5.5 million units were tubeless steel wheels, 33,600 units were off-road steel wheels and 0.5 million units were aluminum wheels. The size of our manufacturing platform allows us to achieve significant economies of scale as we increase our production volume. With our large scale, we are also able to lower our costs by preparing various wheel components internally.

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

Aluminum Wheel Manufacturing Facility in the PRC

We anticipate that commercial vehicles will increasingly use wheels made of aluminum instead of steel in the future, and we have completed the construction of an advanced aluminum wheel manufacturing facility (including offices, a research and development center, a test center and employee dormitories) with an aggregate land area of approximately 65,000 square meters in Zhangzhou, Fujian Province. We have obtained land use rights for this manufacturing facility and in the process of applying for property ownership certificates. We have obtained substantially all of the necessary machinery and equipment and are in the process of upgrading a specialized production process designed for manufacturing aluminum wheels for commercial vehicles, conducting research and development, procuring raw materials and recruiting additional industry experts in order to ramp up our aluminum wheel production. We believe we are well positioned to enter the aluminum wheel market, and by developing different types of high quality aluminum wheels and being an early market entrant, we believe that we will be well positioned to capture future growth in the market for aluminum wheels in the PRC as it emerges and also to enter selected international markets over time.

Sales and Marketing

We have a diversified customer base. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2016, such network consisted of more than 3,799 distributors in the PRC, including 23 tier-one distributors, 2,461 exclusive tier-two distributors and 1,315 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. PRC aftermarket sales accounted for 49.9%, 48.8% and 45.4% of our revenue in 2014, 2015 and 2016, respectively. PRC OEM sales accounted for 34.6%, 33.3% and 38.1% of our revenue in 2014, 2015 and 2016, respectively.

In addition, we sell our products outside the PRC to both international distributors in the aftermarket and directly to international OEMs, primarily in Thailand and more than 27 other countries worldwide. International sales accounted for 15.5%, 17.9% and 16.5% of our revenue in 2014, 2015 and 2016, respectively.

In 2014, 2015 and 2016, the aggregate sales to our five largest customers accounted for 18.8%, 17.7% and 18.0% of our revenue, respectively.

We have a dedicated sales and marketing team, which had 252, 235 and 235 employees as of December 31, 2014, 2015 and 2016, respectively, responsible for the sales and marketing of our products and managing and supporting our distributors. We believe that the combination of our extensive distribution network and our effective management of such network provides us with the broadest coverage among PRC commercial vehicle wheel manufacturers, which has contributed to our leadership position in the PRC aftermarket and presents a significant barrier to entry in that market.

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

We believe that our extensive distribution network provides us with a distinct competitive advantage over our competitors because it enables us to: (i) reach end-users across China in a cost-effective manner, thereby increasing our penetration of the fragmented PRC aftermarket, (ii) closely monitor market trends and end-user preferences, enabling us to swiftly meet end-user demands and (iii) lower our logistics costs as we can get our products to end-users quickly and efficiently through our distributors.

As of each of December 31, 2014, 2015 and 2016, we had 23 tier-one distributors with whom we have direct contractual relationships. In turn, these tier-one distributors sold our products to 4,351, 4,164 and 3,776 tier-two distributors as of December 31, 2014, 2015 and 2016, respectively. Tier-two distributors are divided into exclusive and non-exclusive distributors, depending on whether they only sell steel wheels manufactured by us. The number of our tier-two distributors decreased from 2014 to 2016 primarily as a result of the economic slowdown. The following table sets forth the total number of our tier-one, exclusive tier-two and non-exclusive tier-two distributors in the PRC as of December 31, 2014, 2015 and 2016, respectively:

	As of December 31,
	2014	2015	2016

Tier-one	23	23	23
Exclusive tier-two	2,857	2,741	2,461
Non-exclusive tier-two	1,494	1,423	1,315

Total	4,374	4,187	3,799

We generally select our tier-one distributors based on business reputation, size, industry and sales experience, quality of the management team, and prior sales performance, and enter into annual distribution agreements with our tier-one distributors which are renewed automatically every year unless terminated by the parties. Pursuant to our contractual arrangements, (i) our tier-one distributors may not distribute any other commercial vehicle wheel manufacturer’s products, (ii) our tier-one distributors generally cover particular regions and may not distribute our products outside their respective regions, (iii) we set sales targets for our tier-one distributors and generally provide sales incentives or raise credit limits if the sales targets are met or exceeded by our tier-one distributors, (iv) our tier-one distributors are required to provide us a credit deposit typically equal to approximately one-month of indicative annual purchase amount, and depending on the actual sales amount, we typically provide our tier-one distributors a credit term of 45 to 55 days from the receipt of our invoice after product delivery and (v) our tier-one distributors are typically required to comply with all applicable laws and regulations in distributing our products. We conduct annual evaluations of our tier-one distributors.

We enter into a three-party distribution agreement with each exclusive tier-two distributor and the tier-one distributor covering the particular locale in which the exclusive tier-two distributor is located for a one-year term which is renewed automatically every year unless terminated by the parties. These agreements enable us to directly interact with and monitor our exclusive tier-two distributors while at the same time maximize our efficiency by delegating certain management oversight of our tier-two distributors to the relevant tier-one distributors. Pursuant to our contractual agreements, (i) our exclusive tier-two distributors may not distribute any other commercial vehicle wheel manufacturer’s products, (ii) our exclusive tier-two distributors generally cover particular regions and may not distribute our products outside their respective regions, (iii) tier-one distributors set sales targets for our exclusive tier-two distributors and generally provide sales incentives or raise credit limits if the sales targets are met or exceeded by our exclusive tier-two distributors and (iv) our exclusive tier-two distributors are typically required to comply with all applicable laws and regulations in distributing our products. In order to better enhance our brand recognition, exclusive tier-two distributors display signage and posters bearing our “Zhengxing” brand name and logo and follow decoration and product display standards based on our requirements, with the relevant expenses paid by us. We and our tier-one distributors conduct annual evaluations of our exclusive tier-two distributors.

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

OEM Sales

We also sell our products directly to OEMs in the PRC for use on their commercial vehicles. We had 84 OEM customers as of each of December 31, 2014 and 2015 and 82 OEM customers as of December 31, 2016. The number of our OEM customers in the PRC remained steady from 2014 to 2016. Our OEM customers include the group members of a number of large PRC commercial vehicle manufacturers such as SAIC-IVECO Hongyan Commercial Vehicle, BeiqiFoton Motor, Baotou Bei Ben Heavy-Duty Truck, Zhengzhou Yutong, FAW Jiefang Automotive, Dongfeng Motor, Anhui Jianghuai Automobile Group and China National Heavy Duty Truck Group. When selecting wheel suppliers, OEM customers typically look at factors such as price, product quality (and typically require suppliers to provide product test reports issued by a recognized test center), technology and ability to develop new products that meet their specifications, production scale, delivery timeliness, after-sales service and customer relationships.

Our existing OEM customers typically give us their product specifications and ask us to provide samples. When developing new vehicle models, our OEM customers will usually notify us of their plans and ask us to develop new wheel designs to meet their new requirements. Our sales and marketing team also provides samples of our products to existing OEM customers when we develop new wheel models. After we receive confirmation from the OEM customers that the samples of our products are acceptable to them, we will produce a small amount of the product for test use. Upon satisfactory completion of the test use, we typically enter into framework agreements with our OEM customers, which are renewed every year upon mutual agreement unless terminated by the parties, and commence mass production. This process typically takes about six months. In addition, our sales and marketing team proactively contacts and visits new OEMs to introduce our products to them and to develop new customer relationships. On occasion OEMs who are not our customers will initiate contact by requesting product samples from us.

Our framework agreements with OEM customers generally set a price, which is subject to periodic revision based on the market price of steel. OEM customers, pursuant to the framework agreements, then periodically place orders which specify the amount of purchases desired. The framework agreements do not contain minimum purchase requirements. Depending on the sales amount, we typically provide our OEM customers in the PRC a credit term of 55 to 75 days from the receipt of our invoice after product delivery and, in 2014, we extended credit terms to 90 days to alleviate the stress of some of our OEM customers.

We have long-term business relationships with most of our OEM customers, and to date we have not had any material disputes with our OEM customers. In addition, we have been strengthening, and will continue to strengthen, our relationships with leading commercial vehicle OEMs by becoming their preferred wheel supplier by, among other things, utilizing our nationwide distribution network to provide aftermarket sales service and support to end-users for OEM customers across the PRC. We believe this (i) benefits OEMs because end-users generally prefer commercial vehicles that can be easily serviced at a variety of locations and (ii) leads to high brand awareness of our products among end-users in the aftermarket, resulting in some end-users requesting that our wheels be used on the OEMs’ vehicles at the time of purchase. In addition, we have been enhancing, and will continue to enhance, our research and development capabilities in order to continue to develop products meeting the specific requirements and changing needs of our PRC OEM customers. Furthermore, we will continue to leverage the strategic locations of our nationwide manufacturing facilities to further improve our ability to promptly meet the demands of our PRC OEM customers. We believe that maintaining strong relationships with multiple OEMs will enable us to acquire additional market share in the PRC OEM market and fully benefit from the ongoing trend of OEMs increasingly outsourcing the production of commercial vehicle wheels.

International Sales

Our international sales include sales to international distributors which resell our products to OEMs and retail stores, repair and maintenance shops or end-users in the aftermarket, and direct sales to international OEMs. In addition to selling our products, these distributors, retail stores and repair and maintenance shops also typically sell other automotive components. We had 74, 81 and 82 international distributors and 5, 5 and 5 OEM customers as of December 31, 2014, 2015 and 2016, respectively, including Tokyo Sharin of Japan, Eicher Motors Limited, Fuwa Engineering(s) Pte Ltd, York Transport Equipment (Asia) Pte Ltd and Tata Daewoo Motor of South Korea. Thailand is our largest international market in 2014, 2015 and 2016, representing 2.3%, 2.3% and 2.1% of our revenue in 2014, 2015 and 2016, respectively.

We also export to more than 28 countries worldwide, including Thailand, India, South Korea and Indonesia. We have been increasing our sales and marketing efforts in select countries in Asia and the Middle East which we believe present attractive market opportunities. In North America and Europe, we focus on partnering with local distributors to increase our sales in the aftermarket as well as to OEMs to establish our brand name in those markets.

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

Marketing

Our sales and marketing team markets and promotes our brands and products. In the PRC, most of our products are sold under our “Zhengxing” and “Zhengxing Prince” brands, which we use for our more advanced wheels with higher specifications in terms of strength, durability, weight and other factors. We also sell less complex, lower cost products under our “Haixia,” “Zhengchang,” and “Lianxing” brands. In the international markets, most of our products are sold under our “CZX” brand.

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

We believe that we maintain one of the largest skilled teams of research and development engineers and technicians in the commercial vehicle wheel industry in the PRC. As of December 31, 2014, 2015 and 2016, our research and development department had 329, 286 and 284 employees, respectively, most having 10 to 20 years of experience in the industry. In particular, our chief technology officer, Mr. Guohe Zhang, who leads our research and development team, has over 40 years of research and production technology management experience in the commercial vehicle wheel and machinery industry in the PRC.

We conduct substantially all of our research and development efforts internally and also collaborate with leading industry experts in the PRC and internationally. Our research and development efforts currently focus on the development of new models of steel wheels, and we have developed and commercialized approximately 102, 95 and 57 new models of steel wheels in 2014, 2015 and 2016, respectively. We also focus on making ongoing enhancements in existing product quality and production technology so as to improve, among other things, the safety, strength and balance, and reduce the weight (and thus improve fuel efficiency), of our products, and reduce the overall cost of our production process, as well as to further automate our manufacturing process. For example, we have developed a tubeless steel wheel production method that is patented and unique, whereby we can produce tubeless steel wheels which have enhanced strength and durability by applying certain manufacturing processes traditionally only used for tubed steel wheels. Under this patented method, we use rim-shaped steel (which we make from raw steel by pressing and rolling it under high heat), instead of rolled steel plate, as the raw material, and we apply compression, instead of rolling, at the stage of shaping. Please also refer to “—Production Process” above. We first commercialized tubeless steel wheels using this innovative production method in 2008. We are also in the process of using this patented method to develop light-weight tubeless steel wheels. Moreover, we have developed a new type of energy-saving and environmentally friendly “Tulou Steel wheel” wheel and aluminum wheel for various types of vehicles such as high-end minibuses. In addition, we are conducting research and development of commercial vehicle wheels made of aluminum.

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

As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of December 31, 2016, we owned a total of 83 patents in the PRC, including 4 invention patents, 73 utility model patents and 6 design patents. The benefits of our patented technology include, among other things, improving the performance of our wheels and increasing the utilization of raw materials. In particular, our four invention patents relate to enhancing the performance of our wheels and thus extending the useful lives of tires. In addition, as of December 31, 2016, we had registered 539 trademarks with China’s Trademark Office, and are currently in the process of applying for 4 additional trademarks in the PRC. Through the Madrid System for the International Registration of Marks, we have registered two trademarks each with one jurisdiction in the United States and South Korea, respectively. We also have three registered trademarks in Taiwan and one registered trademark in the Special Administrative Region of Hong Kong. These trademarks are primarily related to the name and logo of our company. In 2005, “Zhengxing” was recognized as a “PRC Famous Trademark.”

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

We have been dependent on a limited number of suppliers for a significant portion of our raw material and locking ring requirements. In 2014, 2015 and 2016, the aggregate purchases from our five largest suppliers accounted for 75.3%, 75.4% and 77.4% of our total raw material and locking ring costs, respectively. Purchases from one of our largest suppliers, Benxi Iron & Steel, for the same periods accounted for 36.0%, 35.3% and 19.3% of our total raw material and locking ring costs, respectively. Although there are alternate steel suppliers in the market, because we have optimized our manufacturing process to rely on the steel of our established key suppliers (especially Benxi Iron & Steel), which meet certain specifications, any disruption in steel from those suppliers may disrupt our manufacturing operations until we can secure appropriate steel from other suppliers. We believe that we will continue to purchase a significant portion of our raw materials and locking rings from a limited number of suppliers. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We rely on a limited number of key suppliers for steel, our key raw material, and certain components required for our production” and “—We are subject to risks associated with the volatile prices and availability of raw materials and utilities.”

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

Environmental Matters and Safety

Our production process primarily generates and discharges waste water, waste gas, noise and solid waste. We have adopted various policies and implemented various measures to treat and process such waste and to ensure our compliance with applicable environmental laws and regulations. We sell certain of our solid waste such as scrap steel to third parties or recycling stations.

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

Trademark

The Trademark Law of the PRC, or the Trademark Law, was promulgated by the Standing Committee of the NPC on August 23, 1982, as and was amended on February 22, 1993, October 27, 2001, and August 30, 2013. The PRC Trademark Law Implementation Rules was promulgated by the State Council on August 3, 2002 and became effective on September 15, 2002. The PRC is a signatory country to the Madrid Agreement and Protocol. The Madrid Agreement and Protocol provides for a mechanism under which an international registration produces the same effects as an application for registration of the trademark made in each of the countries designated by the applicant. According to the Trademark Law, the National Trademark Bureau under the SAIC is responsible for the registration and administration of trademarks in the PRC. A “first-to-file” principle with respect to trademarks has been adopted. Where a trademark is infringed, the trademark owner may file a complaint with the relevant administrative department or competent courts. Where the infringement is so serious that it constitutes a crime, the trademark owner may file a complaint with the relevant public security organization. If a registered trademark owner intends to assign his or her registered trademarks, a registered trademark transfer agreement must be entered into between the owner and the assignee. The owner and assignee are required to jointly apply with the National Trademark Bureau and its local counterparts for registration of such assignment under the Trademark Law. Registered trademark owners may license others to use their registered trademarks. Relevant license agreements shall be filed with the National Trademark Bureau or its relevant local counterparts.

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

Regulations on Employee Share Options

On March 28, 2007, SAFE promulgated the Share Option Rule. On February 15, 2012, SAFE issued the Stock Incentive Plan Rule which replaced the Share Option Rule. Under the Stock Incentive Plan Rule, PRC citizens who are granted share options or other employee equity incentive awards by an overseas publicly-listed company are required, through a qualified PRC agent or a PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options or other employee equity incentive plans. We and our PRC citizen grantees are subject to these regulations. If we or our PRC citizen grantees fail to comply with these regulations, we or our PRC citizen grantees may be subject to fines and other legal or administrative sanctions. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen grantees or us to fines and other legal or administrative sanctions.”

C.	Organizational Structure

The following diagram illustrates our corporate structure as of March 31, 2017:

D.	Property, Plants and Equipment

We are headquartered in Zhangzhou, Fujian Province where we have our manufacturing facilities (including our main administrative offices, a research and development center, a test center and employee dormitories) with an aggregate floor area of approximately 121,630 square meters. We also have four other manufacturing facilities (including offices and employee dormitories) in Langfang, Hebei Province, Chengdu, Sichuan Province, Hefei, Anhui Province, and Benxi, Liaoning Province with an aggregate floor area of approximately 138,040 square meters, 47,303 square meters, 45,870 square meters and 26,740 square meters, respectively. In addition, we have a research and development center at each of our manufacturing facilities in Langfang, Hebei Province and Hefei, Anhui Province. We have obtained land use rights and property ownership certificates for all these manufacturing facilities. In addition, certain of our manufacturing facilities have been pledged to secure our bank borrowings, which amounted to RMB130.0 million, RMB180.0 million and RMB180.0 million (US$25.9 million) as of December 31, 2014, 2015 and 2016, respectively.

In the third quarter of 2015, we completed the construction of an aluminum wheel manufacturing facility (including offices, a research and development center, a test center and employee dormitories) with an aggregate floor area of approximately 65,000 square meters in Zhangzhou, Fujian Province. We have obtained land use rights for this manufacturing facility and are in the process of applying for the relevant property ownership certificates.

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

A. OPERATING RESULTS

Overview

We are the largest commercial vehicle wheel manufacturer in the PRC in both the aftermarket and OEM market in terms of sales volume, and our leading market share has been increasing continuously in recent years. We believe that our products enjoy premium brand recognition in the industry, especially among end-users. We also export our products to more than 28 countries worldwide.

We design, manufacture and sell high quality steel and aluminum wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial vehicle wheel industry. We currently offer more than 772 series of tubed steel wheels, tubeless steel wheels, off-road steel wheels and aluminum wheels. Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network which we believe is the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC. As of December 31, 2016, our distribution network consisted of more than 3,799 distributors, including 23 tier-one distributors, 2,461 exclusive tier-two distributors and 1,315 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 82 automotive manufacturers in the PRC as of December 31, 2016, including the group members of a number of large PRC commercial vehicle manufacturers. In international markets, we sold our products to more than 82 distributors in the aftermarket and directly to 5 OEMs as of December 31, 2016, including Tokyo Sharin of Japan, Eicher Motors Limited, Fuwa Engineering(s) Pte Ltd, York Transport Equipment (Asia) Pte Ltd and Tata Daewoo Motor of South Korea. Thailand was our largest international market in 2014, 2015 and 2016. In 2014, 2015 and 2016, we had revenue of RMB3,334.4 million, RMB2,445.8 million and RMB2,249.5 million (US$324.0 million), respectively, representing a decrease of 26.6% from 2014 to 2015 and 8.02% from 2015 to 2016. In 2014, 2015 and 2016, we had a profit of RMB79.2 million, a loss of RMB28.6 million and a loss of RMB 25.9 million (US$3.7 million), respectively.

Factors Affecting Our Results of Operations

We believe that the most significant factors affecting our financial condition and results of operations are:

General Economic Conditions and Growth of the Automotive Market in the PRC and Worldwide

Our financial condition and results of operations have been, and we expect them to continue to be, dependent to a significant extent on general economic conditions and growth of the automotive market in the PRC and in other countries where our products are sold, such as Thailand which is our largest international market from 2013 to 2016. We sell steel wheels both through a network of distributors to aftermarket end-users as replacements for worn out or lower quality wheels, as well as to OEMs for use on their commercial vehicles. The actual demand from both aftermarket end-users and OEMs customers depends on the overall demand for and usage of commercial vehicles, which in turn depends on a number of factors including overall economic conditions, vehicle sales and availability and quality of transportation networks in the markets where we sell and distribute our products.

As the PRC economy developed, domestic commercial vehicle sales had enjoyed a relatively long period of growth, which partially drove the domestic sales of our products. In 2013, our PRC aftermarket and OEM sales increased slightly compared to 2012 primarily due to the gradual recovery of the global economy as well as an increase in domestic commercial vehicle sales in 2013 in anticipation of the promulgation of a policy that would substantially increase the prices of automotives when switching from National III emission standard to National IV emission standard. In 2014, our OEM sales also decreased as truck manufacturers cut back on new vehicle production in light of the looming switch from National III to National IV emission standard and the need to decrease inventory of current model of National III compliance vehicles prior to launching National IV compliance vehicles. In 2015, PRC economy slowed down significantly. The lowest rate of increase in the last 15 years in construction and infrastructure related activities led to a significant decline in truck sales, especially in the medium- and heavy-duty truck sectors. A lack of investment in infrastructure and real estate projects compared to previous trends also led to a continued weakness in our aftermarket segment. As a result, PRC truck sale is estimated to have decreased approximately 27% in 2015 compared to 2014. In 2016, with a slight growth in the road logistics market and the implementation of GB1589 regulations and over-limit policies, the heavy-duty truck sector showed a trend of recovery, and heavy-duty truck sales increased significantly. With respect to the PRC market, a total of 3.7 million commercial vehicles were manufactured with sales of 3.65 million commercial vehicles, representing an increase of 15.5% and 14.9%, respectively, from 2015. Of the commercial vehicles, 741,400 heavy-duty trucks were manufactured and 732,900 heavy-duty trucks sold, representing an increase of 38.3% and 33.1%, respectively, as compared to 2015. Further, the gradual increase in commodities prices stimulated market trading and drove the development of the logistics and transportation sector. Simultaneously, integration of the logistics sector and the production of more efficient and high-end vehicles also boosted the heavy-duty truck sector. The in-depth implementation of the “One Belt, One Road” policy to redevelop the southern silk road and strengthened international cooperation on production capacity in South and Southeast Asia will help support the export of heavy-duty trucks.

Outside the PRC, our international sales have been affected by the recent global financial crisis which began in the second half of 2008, as some of the countries to which we export our products experienced an economic slowdown and the demand in the international automotive market reduced significantly between 2008 and 2011. Our international sales decreased in 2013 compared to 2012, primarily due to an increase in the anti-dumping duties imposed by the Indian government in India, which has resulted in a substantial decrease in our sales to the Indian market. In 2014, the depreciation of Indian rupee also adversely affected Indian economy. As a result, we nearly ceased our sales to the Indian market. At the same time, we had also gain new headway in the Southeast Asian market, particularly with respect to Thailand. In early 2015, our international sales decreased due to lower selling prices despite stable unit sales as a result of the Renminbi depreciation and competitive pricing. In the second half of 2015, currency depreciation in Southeastern Asian countries, including Thailand, Indonesia and Myanmar, also weakened the demand from these markets. As cost increases persist, domestic export prospects look increasingly challenging, and the continued depreciation of Renminbi was not able to alleviate the situation. In 2016, excess production capacity in wheel manufacturing continues to plague the PRC market, and competition in export pricing remained intense. Notwithstanding this, we kept our focus on the Southeast Asian market and will continue to explore this new market for high value-added products.

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

We believe that as a result of our large market share, premium brand recognition and high product quality, we have been able to charge a slight premium for our products. Also, as wheels generally extend the useful lives of tires, which are usually more expensive than wheels, we believe that wheels are typically less subject to downward price pressure by end-users and end-users are usually willing to pay higher prices for high-quality wheels, like ours, thus strengthening our ability to set the prices of our products. The average selling prices of our products in the aftermarket tend to be slightly higher than that for the OEM market, both in the PRC and internationally. Although our average selling prices decreased in 2016 compared to the prior year due to the deteriorating macroeconomic condition in the PRC that resulted in decreased sales of domestic commercial vehicles by PRC OEMs, we believe that prices of wheels in the PRC OEM market will increase once the macroeconomic condition stabilizes or improves. However, in the foreseeable future, we would continue to be subject to a deteriorating market condition in the PRC, the need to continue our competition pricing strategy to maintain our market share, and sharp fluctuation in market demand that could adversely affect our prices in future periods. Moreover, if through larger production scale, superior product quality, better technology or other factors, a competitor gains the pricing power that we currently enjoy, our prices and sales volume would be adversely affected. A weak OEM market would also affect the aftermarket segment in China as completion intensified and pricing pressure increased.

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

In the past few years, fluctuation in the price of steel has affected the prices of our products in part. The average selling prices of our products decreased from 2012 to 2016 mainly due to deteriorating macroeconomic condition and market competition, the prices of steel also decreased during this period.

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

Components of Results of Operations

Revenue

Our revenue is primarily derived from sales of steel wheels, including tubed, tubeless, off-road steel wheels and aluminum wheels, for use in commercial vehicles. We sell our products to (i) tier-one distributors in the PRC who then resell our products to end-users in the PRC aftermarket through tier-two distributors, (ii) OEMs in the PRC, and (iii) international distributors and OEMs. We categorize our business into the following three operating segments based on these sales channels: (i) PRC aftermarket sales, (ii) PRC OEM sales, and (iii) international sales. Our revenue represents the consideration received or receivable for our goods sold, net of related taxes, sales rebates and discounts. We recognize revenue when our products are delivered to locations designated by our customers, inspected by our customers to their satisfaction and title has passed.

PRC aftermarket sales as a percentage of our revenue decreased from 49.9% in 2014 to 48.8% in 2015 and 45.4% in 2016, in light of the deterioration of the PRC economy. PRC OEM market sales as a percentage of our revenue decreased from 34.6% in 2014 to 33.3% in 2015 but increased to 38.1% in 2016. International sales accounted for 15.5%, 17.9% and 16.5%, respectively, of our revenue for the same periods.

Our international sales as a percentage of our revenue increased from 15.5% in 2014 to 17.9% in 2015 and 16.5% in 2016 as a result of our enhanced sales and marketing efforts in various countries in Asia. In 2013, an increase in the anti-dumping duties imposed by the Indian government in India, which has resulted in a substantial decrease in our sales to the Indian market. From 2013 to 2014, the depreciation of Indian rupee also adversely affected the Indian economy. As a result, we nearly ceased our sales to the Indian market. On the other hand, we had also gained new headway in the Southeast Asian market, particularly with respect to Thailand, to offset our losses in India. We expect international sales as a percentage of our revenue to continue to be affected by both global economic trends and local conditions.

Sales of tubed steel wheels accounted for 57.8%, 56.1% and 54.6% of our revenue in 2014, 2015 and 2016, respectively. Sales of tubeless steel wheels accounted for 37.6%, 37.5% and 36.4%, respectively, of our revenue for the same periods. We commenced sales of off-road steel wheels in 2008 which accounted for 1.7%, 1.8% and 1.6% of our revenue in 2014, 2015 and 2016, respectively. We commenced sales of aluminum wheels in the third quarter of 2015 which accounted for 1.1% of our revenue in 2015 and 4.6% of our revenue in 2016. We expect the upward trend shown in our sales of aluminum wheels as a percentage of our revenue to continue as a result of the boom in the aluminum wheel market. Sales of wheel components accounted for 2.9%, 3.5% and 2.8% of our revenue in 2014, 2015 and 2016, respectively. Our sales of tubed steel wheel decreased from 57.8% in 2014 to 56.1% in 2015 and 54.6% in 2016 and we expect sales of tubed steel wheels as a percentage of our revenue to decrease and sales of tubeless steel wheels as a percentage of our revenue to increase in the long-term, primarily due to the overall market trend of the gradual replacement of tubed steel wheels by tubeless steel wheels.

The following table sets forth the breakdown of our revenue by sales channel/operating segment for the periods indicated:

	Year Ended December 31,
	2014		2015		2016		2016
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
PRC aftermarket sales	1,665,168	49.9	1,194,205	48.8	1,021,269	45.4	147,093	45.4
PRC OEM sales	1,153,623	34.6	814,621	33.3	856,727	38.1	123,394	38.1
International sales	515,564	15.5	436,930	17.9	371,537	16.5	53,513	16.5

Total	3,334,355	100.0	2,445,756	100.0	2,249,533	100.0	324,000	100.0

The following table sets forth the breakdown of our revenue by category of product for the periods indicated:

	Year Ended December 31,
	2014		2015		2016		2016
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Tubed steel wheels	1,927,598	57.8	1,373,210	56.1	1,227,862	54.6	176,849	54.6
Tubeless steel wheels	1,252,449	37.6	918,191	37.5	818,488	36.4	117,887	36.4
Off-road steel wheels	55,540	1.7	43,403	1.8	36,593	1.6	5,270	1.6
Aluminum wheels	—	—	27,413	1.1	103,759	4.6	14,944	4.6
Wheel components	98,768	2.9	83,539	3.5	62,831	2.8	9,050	2.8

Total	3,334,355	100.0	2,445,756	100.0	2,249,533	100.0	324,000	100.0

Cost of Sales

Cost of sales primarily consists of (i) raw material costs, (ii) manufacturing overhead costs such as depreciation of property, plant and equipment and amortization of prepaid lease payments used for production purposes, and utilities and auxiliary materials associated with the manufacturing of our products, and (iii) direct labor costs.

The following table sets forth the breakdown of our cost of sales for the periods indicated:

	Year Ended December 31,
	2014		2015		2016		2016
	RMB	% of Cost of Sales	RMB	% of Cost of Sales	RMB	% of Cost of Sales	US$	% of Cost of Sales
	(in thousands, except percentages)
Raw material costs	2,041,442	74.4	1,483,364	71.2	1,319,820	71.0	190,094	71.0
Utilities and auxiliary materials	365,795	13.3	286,403	13.8	233,352	12.5	33,610	12.5
Depreciation and amortization	104,550	3.8	103,445	5.0	115,790	6.2	16,677	6.2
Direct labor costs	217,983	7.9	195,278	9.4	181,115	9.7	26,086	9.7
Taxes	15,126	0.6	13,486	0.6	11,940	0.6	1,719	0.6

Total	2,744,896	100.0	2,081,976	100.0	1,862,017	100.0	268,186	100.0

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

Selling and Distribution Costs

Selling and distribution costs primarily consist of (i) transportation costs for delivery of our products, (ii) business promotion and advertising expenses in connection with our marketing efforts such as promotional campaigns and advertising on billboards, as well as subsidies for marketing and related expenses to our exclusive tier-two distributors in connection with our brand recognition enhancement efforts, in accordance with our agreements with them, and (iii) salaries, bonuses and related expenses for personnel engaged in sales and marketing. We incur significant transportation costs in connection with the delivery of our products to our customers in the PRC who are not located near our manufacturing facilities and to our customers outside the PRC. We usually deliver our finished products to customers in the PRC by truck or by train. We make international deliveries primarily by sea. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay for shipping of the goods to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and shipping from the port of destination to the factory. On behalf of our customers, we engage a number of shipping agents to transport our finished products overseas. Our transportation costs were RMB152.9 million, RMB120.4 million and RMB90.6 million (US$13.0 million) in 2014, 2015 and 2016, respectively. We expect our selling and distribution costs, as a percentage of revenue, to remain relatively stable for the foreseeable future.

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

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2014, 2015 and 2016. We do not anticipate having any income subject to income taxes in Hong Kong for the foreseeable future.

People’s Republic of China

Our subsidiaries incorporated in the PRC are governed by applicable PRC income tax laws and regulations.

Prior to January 1, 2008, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory tax rate of 33.0%. The EIT Law and the implementation rules issued by the State Council became effective as of January 1, 2008. The EIT Law provides that all enterprises in the PRC, including foreign-invested companies, are subject to a uniform 25.0% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Accordingly, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory rate of 25.0% in 2016, except for (i) Zhengxing Wheel, which has been recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2008 to 2016, and (ii) Zhengxing Chengdu Wheel, which was incorporated in the western region of the PRC in July 2004 and derived more than 70.0% of its total income from the business of state-encouraged industry, and enjoys a preferential tax rate of 15.0% from its inception in 2004 to 2020.

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

In addition, we also benefit from PRC tax policies designed to encourage exports. In the PRC, steel wheels are normally subject to a VAT of 17.0%, but we receive a full rebate of or exemption from the VAT for the steel wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB85.9 million, RMB80.0 million and RMB61.7 million (US$8.9 million) in 2014, 2015 and 2016, respectively.

Equity-settled Share-based Compensation Expenses

In December 2010, Newrace Limited granted to Mr. Yifan Li, our former chief financial officer, restricted ordinary shares in our company in consideration of his service to us. Of these restricted shares, 35.0%, 25.0% and 20.0% vested on the date our initial public offering was completed, on December 31, 2011 and on December 31, 2012, respectively, and 20.0% vested on December 31, 2013. We did not incur non-cash share-based compensation expenses in each of 2014, 2015 and 2016 in connection with the share option granted to one of our executive officers in August 2011 and the restricted share unit awards granted to each of our independent directors in March 2012 under our 2011 Share Incentive Plan. We account for compensation costs for all such restricted share grants, share options and restricted share unit awards using the fair value determined on the grant date and recognize the expenses in our consolidated statement of comprehensive income.

For a further description of these arrangements, please refer to Item 7B “Major Shareholders and Related Party Transactions—Related Party Transactions—Restricted Shares Granted to Mr. Yifan Li by Newrace Limited” and Item 6B “Directors, Senior Management and Employees—Compensation—Compensation of Directors and Executive Officers.”

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

When reading our financial statements, you should consider (i) our critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements. We have not made any material changes in the methodology used in these accounting policies during the past three years.

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

Results of Operations

The following summary consolidated statement of comprehensive income data for the years ended December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2014		2015		2016		2016
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Summary Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue	3,334,355	100.0	2,445,756	100.0	2,249,533	100.0	324,000	100.0
Cost of sales	(2,744,896)	(82.3)	(2,081,976)	(85.1)	(1,862,017)	(82.8)	(268,186)	(82.8)

Gross profit	589,459	17.7	363,780	14.9	387,516	17.2	55,814	17.2
Other income, gain and loss	25,781	0.7	16,410	0.7	11,680	0.5	1,682	0.5
Net exchange gain	1,664	0	5,793	0.2	2,546	0.1	367	0.1
Selling and distribution costs	(253,846)	(7.6)	(212,273)	(8.7)	(181,911)	(8.1)	(26,201)	(8.1)
Research and development expenses	(98,040)	(2.9)	(51,253)	(2.1)	(84,639)	(3.8)	(12,191)	(3.8)
Administrative expenses	(149,481)	(4.5)	(136,681)	(5.6)	(139,377)	(6.2)	(20,074)	(6.2)
Finance costs	(17,606)	(0.5)	(15,913)	(0.7)	(21,387)	(0.9)	(3,080)	(0.9)

Profit (loss) before taxation	97,931	2.9	(30,137)	(1.2)	(25,572)	(1.2)	(3,683)	(1.2)
Income tax (expense) credit	(18,704)	(0.6)	1,570	0.1	(352)	0.02	(51)	0.02

Profit (loss) and total comprehensive income (loss) for the year	79,227	2.4	(28,567)	(1.2)	(25,924)	(1.2)	(3,734)	(1.2)

Profit (loss) and total comprehensive income (loss) attributable to:
Owners of the Company	79,227	2.4	(28,567)	(1.2)	(25,924)	(1.2)	(3,734)	(1.2)

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

Revenue. Revenue decreased by 8.0% from RMB2,445.8 million in 2015 to RMB2,249.5 million (US$324.0 million) in 2016. The decrease was mainly due to the downturn in the aftermarket segment caused by macro-economic conditions in the PRC.

PRC aftermarket sales: PRC aftermarket sales decreased by 14.5% from RMB1,194.2 million in 2015 to RMB1,021.3 million (US$147.1 million) in 2016. The aftermarket wheel segment remained weak as the logistic-used truck market remained sluggish and price competition stayed intense.

PRC OEM sales: PRC OEM sales increased by 5.2% from RMB814.6 million in 2015 to RMB856.7 million (US$123.4 million) in 2016. Overall OEM sales rose due to heavy-duty truck manufacturers increasing production in the second quarter of 2016, thereby enabling us to end the year with strong OEM sales related to truck sales, especially heavy-duty and medium-duty trucks. Total unit sales in the OEM market increased by 7.5% year-over-year.

International sales: International sales decreased by 15.0% from RMB436.9 million in 2015 to RMB371.5 million (US$53.5 million) in 2016. International sales remained weak in the first half of 2016 due to sluggish economies in Southeast Asian countries including Thailand, Indonesia and Myanmar. We adjusted pricing and increased our marketing campaign in Southeast Asian countries starting from the third quarter. However, affected by the global economic downturn and resulting uncertainty, demand from international markets continued to weaken.

Average selling prices of tubed and tubeless steel wheels sold in the PRC and internationally decreased from 2015 to 2016 mainly due to corresponding decreases in raw material prices.

Cost of Sales. Cost of sales decreased by 10.6% from RMB2,082.0 million in 2015 to RMB1,862.0 million (US$268.2 million) in 2016. The decrease was primarily due to a decrease in the price of steel, our principal raw material, during the period. As a percentage of revenue, cost of sales decreased from 85.1% in 2015 to 82.8% in 2016.

Gross Profit. As a result of the foregoing factors, gross profit increased by 6.5% from RMB363.8 million in 2015 to RMB387.5 million (US$55.8 million) in 2016, and gross profit margin increased from 14.9% in 2015 to 17.2% in 2016.

Our gross profit margin increased by 2.3% from 2015 to 2016. Although we proactively lowered our prices in the first three quarters of 2015 to maintain our market share, decreases in raw material costs continued and outpaced the decrease in our prices.

Our fourth quarter gross profit margin was 15.0%, lower than our gross profit margin for the year of 17.2%, primarily due to an increase in our costs of sales as a result of increases in raw material costs in the fourth quarter of 2016.

Other Income, Gain and Loss. Other income, gain and loss decreased by 28.7% from a gain of RMB16.4 million in 2015 to a gain of RMB11.7 million (US$1.7 million) in 2016. The decrease in gain was primarily due to (i) a RMB1.6 million (US$0.2 million) decrease in government grants and (ii) a RMB3.3 million (US$0.5 million) decrease in interest income, partially offset by a RMB0.2 million (US$33,127) decrease of net loss from sales of scrap materials in 2016 compared to 2015.

Net Exchange Gain (Loss). We had net exchange gain of RMB2.5 million (US$0.4 million) in 2016 due to the depreciation of Renminbi in 2016, when we collected on certain U.S. dollar denominated accounts receivable, as compared to a gain of RMB5.8 million in 2015.

Selling and Distribution Costs. Selling and distribution costs decreased by 14.3% from RMB212.3 million in 2015 to RMB181.9 million (US$26.2 million) in 2016. The decrease was primarily due to (i) a RMB29.8 million (US$4.3 million) decrease in transportation costs because of increased efficiencies from centralized procurement and (ii) a RMB0.7 million (US$0.1 million) decrease in export charges, offset in part by a RMB1.4 million (US$0.2 million) increase in business promotion and advertising expenses. As a percentage of revenue, selling and distribution costs decreased from 8.7% in 2015 to 8.1% in 2016.

Research and Development Expenses. Research and development expenses increased by 65.0% from RMB51.3 million in 2015 to RMB84.6 million (US$12.2 million) in 2016. The increase was primarily because we incurred more material costs for R&D activities. As a percentage of revenue, research and development expenses increased from 2.1% in 2015 to 3.8% in 2016.

Administrative Expenses. Administrative expenses increased by 2.0% from RMB136.7 million in 2015 to RMB139.4 million (US$20.1 million) in 2016. The increase was primarily due to a RMB11.7 million (US$1.7 million) increase in depreciation expenses, partially offset by (i) a RMB3.7 million (US$0.5 million) decrease in staff costs and (ii) a RMB 2.0 million (US$0.3 million) decrease in professional expenses. As a percentage of revenue, administrative expenses increased from 5.6% in 2015 to 6.2% in 2016.

Finance Costs. Finance costs increased by 34.6% from RMB15.9 million in 2015 to RMB21.4 million (US$3.1 million) in 2016. The increase was primarily due to lesser amount of interests being capitalized in construction in progress in 2016.

Income Tax (Expense) Credit. Income tax expense in 2016 was RMB0.4 million (US$0.06 million), as compared to an income tax credit of RMB1.6 million in 2015.

Loss for the Year. As a result of the foregoing factors, loss for the year decreased from RMB28.6 million and a net loss margin of 1.2% in 2015 to a loss of RMB26.0 million (US$3.7 million) and a net loss margin of 1.2% in 2016.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2015

Revenue. Revenue decreased by 26.6% from RMB3,334.4 million in 2014 to RMB2,445.8 million in 2015. The decrease was due to slow down in PRC economy and the anticipated change of emission standard that weakened the demand for vehicles.

PRC aftermarket sales: PRC aftermarket sales decreased by 28.3% from RMB1,665.2 million in 2014 to RMB1,194.2 million in 2015. The macro economic conditions of the PRC slowed down significantly in 2015. A reduction in construction and infrastructure related activities lead to a significant decline in demand for aftermarket wheels.

PRC OEM sales: PRC OEM sales decreased by 29.4% from RMB1,153.6 million in 2014 to RMB814.6 million in 2015. The slowdown in the macroeconomic conditions of the PRC resulted in a reduction in construction and infrastructure related activities which, in turn, lead to a significant decline in truck sales, especially in the medium- to heavy-duty truck sectors. PRC truck sale is estimated to have decreased by approximately 27.0% in 2015 compared to 2014. We proactively lowered our prices in the first three quarters of 2015 to maintain our market shares but began to raise our prices again in the fourth quarter, the historical high season.

International sales: International sales decreased by 15.3% from RMB515.6 million in 2014 to RMB436.9 million in 2015. We continued to open new markets such as Dubai and Pakistan in 2015. However, in early 2015, despite a higher unit sales, our international sales decreased as a result of the Renminbi depreciation and competitive pricing. In the second half of 2015, the slowdown of China also resulted in sufficient uncertainty on the world market and the developing countries in particular. The resulting currency depreciation in Southeast Asian countries, including Thailand, Indonesia and Myanmar, weakened the demand for our products from these markets.

Average selling prices of tubed and tubeless steel wheels sold in the PRC and internationally decreased from 2014 to 2015 mainly due to PRC market slow down and increased competition.

Cost of Sales. Cost of sales decreased by 24.2% from RMB2,744.9 million in 2014 to RMB2,082.0 million in 2015. The decrease was primarily due to a RMB558.1 million decrease in raw material costs, mainly as a result of decreased sales volume and a small decrease in the price of steel, our principal raw material, during the period. As a percentage of revenue, cost of sales increased from 82.3% in 2014 to 85.1% in 2015.

Gross Profit. As a result of the foregoing factors, gross profit decreased by 38.3% from RMB589.5 million in 2014 to RMB363.8 million in 2015, and gross profit margin decreased from 17.7% in 2014 to 14.9% in 2015.

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

Other Income, Gain and Loss. Other income, gain and loss decreased by 36.3% from a gain of RMB25.8 million in 2014 to a gain of RMB16.4 million in 2015. The decrease in gain was primarily due to (i) a RMB5.0 million decrease in government grants, (ii) a RMB3.5 million decrease in interest income, and (iii) a RMB0.9 million increase of net loss from sales of scrap materials in 2015 compared to 2014.

Net Exchange Gains (Losses). We had net exchange gains of RMB5.8 million in 2015 due to the depreciation of Renminbi in 2015, when we collected on certain U.S. dollar denominated accounts receivable, as compared to a gain of RMB1.7 million in 2014.

Selling and Distribution Costs. Selling and distribution costs decreased by 16.4% from RMB253.8 million in 2014 to RMB212.3 million in 2015. The decrease was primarily due to (i) a RMB31.7 million decrease in transportation and export costs, in line with our decrease in sales volume, (ii) a RMB3.2 million decrease in business promotion and advertising expenses and subsidies in line with a decrease in our promotional activities, (iii) a RMB2.6 million decrease in warranty compensation paid to our distributors, and (iv) a RMB2.5 million decrease in salaries, bonuses and related expenses. As a percentage of revenue, selling and distribution costs increased from 7.6% in 2014 to 8.7% in 2015.

Research and Development Expenses. Research and development expenses decreased by 47.7% from RMB98.0 million in 2014 to RMB51.3 million in 2015. The decrease was primarily due to a RMB38.8 million (US$6.0 million) decrease in raw material costs. As a percentage of revenue, research and development expenses increased from 2.9% in 2014 to 2.1% in 2015.

Administrative Expenses. Administrative expenses decreased by 8.6% from RMB149.5 million in 2014 to RMB136.7 million in 2015. The decrease was primarily due to (i) a RMB8.8 million decrease in salaries, bonuses and related expenses, and (ii) a RMB3.4 million decrease in consulting fees; partially offset by a RMB3.8 million increase in depreciation expenses. As a percentage of revenue, administrative expenses increased from 4.5% in 2014 to 5.6% in 2015.

Finance Costs. Finance costs decreased by 9.6% from RMB17.6 million in 2014 to RMB15.9 million in 2015. The decrease was primarily due to loan balances decreased in 2015.

Income Tax (Expense) Credit. Income tax expense decreased by 108.4% from an expense of RMB18.7 million in 2014 to a credit of RMB1.6 million in 2015. The decrease was primarily due to a decrease in our profit before taxation.

Profit (loss) for the Year. As a result of the foregoing factors, profit for the year decreased from a profit of RMB79.2 million and a net profit margin of 2.4% in 2014 to a loss of RMB28.6 million and a net loss margin of 1.2% in 2015.

B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flow from operations, bank borrowings, equity contributions by our shareholders and net proceeds from our initial public offering on May 17, 2011. As of December 31, 2016, we had RMB896.8 million (US$129.2 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and bank balances.

We had net current assets of RMB736.4 million, RMB732.9 million and RMB834.8 million (US$120.2 million) as of December 31, 2014, 2015 and 2016, respectively. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing and the net proceeds from our initial public offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Our bank borrowings were primarily obtained from two PRC banks for the purposes of general working capital and funding of capital expenditure needs. As of December 31, 2014, 2015 and 2016, our total bank borrowings amounted to RMB508.0 million, RMB558.0 million, and RMB558.0 million (US$80.4 million). We did not have any non-current borrowing. We do not have any variable-rate borrowings as of December 31, 2014, 2015 and 2016. In 2014, 2015 and 2016, our fixed-rate bank borrowings carried interest rates ranging from 5.6% to 6.0%, 4.35% to 5.6%, and 4.35% per annum, respectively.

A portion of our bank borrowings were secured. As of December 31, 2014, bank borrowings amounting to RMB130.0 million were secured by pledged bank deposits, property, plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB378.0 million were unsecured. As of December 31, 2015, bank borrowings amounting to RMB180.0 million were secured by pledged bank deposits, property, plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB378.0 million were unsecured. As of December 31, 2016, bank borrowings amounting to RMB180 million (US$25.9 million) were secured by (i) pledged bank deposits, (ii) property, plant and equipment, and (iii) prepaid lease payments; and the remaining bank borrowings of RMB378.0 million (US$54.4 million) were unsecured.

	As of December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(in thousands)
Variable-rate bank borrowings	—	—	—	—
Fixed-rate bank borrowings repayable:
Within one year	508,000	558,000	558,000	80,369

Total bank borrowings	508,000	558,000	558,000	80,369
Less: Amounts due within one year shown under current liabilities	(508,000)	(558,000)	(558,000)	(80,369)

	—	—	—	—

In addition, certain of our bank borrowings were guaranteed by our subsidiaries, namely Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to two guarantee agreements entered into in April 2016 and June 2016. As of December 31, 2014, 2015 and 2016, these guaranteed bank borrowings amounted to RMB508.0 million, RMB558.0 million and RMB558.0 million (US$80.4 million), respectively.

We plan to repay these bank borrowings with cash generated from our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. As of December 31, 2014, 2015 and 2016, we had available undrawn one-year borrowing facilities from two PRC banks of RMB1,401.0 million, RMB1,660.0 million and RMB1,621.0 million (US$233.5 million), respectively. We have historically been able to repay our bank borrowings when they become due. We expect to be able to obtain additional bank borrowings should we need additional funding for working capital and capital expenditures.

Cash Flow

The following table sets forth a summary of our cash flow for the periods indicated:

	Year Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	101,579	293,807	179,167	25,803
Net cash used in investing activities	(215,846)	(59,627)	(63,446)	(9,137)
Net cash (used in) from financing activities	(77,388)	24,702	(35,631)	(5,132)

Net increase (decrease) in cash and cash equivalents	(191,655)	258,882	80,090	11,534
Cash and cash equivalent at beginning of the year	748,744	556,990	817,247	117,708
Effect of foreign exchange rate changes	(99)	1,375	(538)	(76)

Cash and cash equivalent at end of the year	556,990	817,247	896,799	129,166

Operating Activities

We derive cash inflow from operations primarily through the receipt of payments for the sales of our products. Our cash outflow from operations is used primarily for raw material purchases, staff costs and miscellaneous expenses used in operating activities. Our net cash from operating activities reflects our profit(loss) for the year, as adjusted for non-cash items such as depreciation and amortization, and the effects of changes in working capital such as increases or decreases in trade and other receivables and prepayments and trade and other payables and accruals, and increases or decreases in inventories.

Net cash from operating activities was RMB179.2 million (US$25.8 million) in 2016, which was primarily attributable to (i) our net loss of RMB25.6 million (US$3.7 million), as adjusted for depreciation of property, plant and equipment of RMB154.8 million (US$22.3 million), (ii) an increase in trade and other payables and accruals of RMB67.4 million (US$9.7 million), (iii) a decrease in inventory of RMB43.2 million (US$6.2 million); partially offset by an increase in trade and other receivables and prepayments of RMB82.4 million (US$11.9 million) primarily due to increased sales in the fourth quarter of 2016 and increased prepayments for certain raw materials.

Net cash from operating activities was RMB293.8 million in 2015, which was primarily attributable to (i) a decrease in trade and other receivables and prepayments of RMB306.0 million primarily due to reduced sales and lower prepayment to raw material suppliers, (ii) decrease in inventory of RMB200.2 million, and (iii) deprecation of property, plant and equipment of RMB131.3 million; partially offset by a decrease in trade and other payables and accruals of RMB335.7 million primarily due to decreased sales in 2015.

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

Investing Activities

Net cash used in investing activities was RMB63.4 million (US$9.1 million) in 2016, which was primarily attributable to(i) placement of fixed bank deposits with maturity periods over three months of RMB720.0 million (US$103.7 million) and pledged bank deposits of RMB20.3 million (US$2.9 million), (ii) purchase of property, plant and equipment of RMB15.1 million (US$2.2 million) and (iii) deposits paid for acquisition of property, plant and equipment of RMB14.5 million (US$2.1 million), partially offset by (A) withdrawal of fixed bank deposits with maturity periods over three months of RMB690.0 million (US$99.4 million) and (B) withdrawal of pledged bank deposits of RMB16.4 million (US$2.4 million).

Net cash used in investing activities was RMB59.6 million in 2015, which was primarily attributable to (i) placement of fixed bank deposits with maturity periods over three months of RMB520.0 million, (ii) deposits paid for acquisition of property, plant and equipment of RMB70.1 million, (iii) purchase of property, plant and equipment of RMB20.5 million in connection with the expansion of our manufacturing facilities in Chengdu, Sichuan Province and the construction of a new aluminum wheel manufacturing facility, and (iv) placement of pledged bank deposits of RMB2.9 million; partially offset by (A) withdrawal of fixed bank deposits with maturity periods over three months of RMB520.0 million and (B) withdrawal of pledged bank deposits of RMB33.8 million.

Net cash used in investing activities was RMB215.8 million in 2014, which was primarily attributable to (i) placement of fixed bank deposits with maturity periods over three months of RMB420.0 million, (ii) deposits paid for acquisition of property, plant and equipment of RMB85.6 million, (iii) purchase of property, plant and equipment of RMB47.9 million in connection with the expansion of our manufacturing facilities in Chengdu, Sichuan Province and the construction of a new aluminum wheel manufacturing facility, and (iv) placement of pledged bank deposits of RMB9.5 million; partially offset by (A) withdrawal of fixed bank deposits with maturity periods over three months of RMB320.0 million and (B) withdrawal of pledged bank deposits of RMB27.0 million (US$4.4 million).

Financing Activities

Net cash used in financing activities was RMB35.6 million (US$5.1 million) in 2016, which was attributable to (i) repayment of bank borrowings of RMB558.0 million (US$80.4 million), (ii) interest paid of RMB25.4 million (US$3.7 million) and (iii) repayment to a related party of RMB14.7 million (US$2.1 million) and offset by new bank borrowings raised of RMB558.0 million (US$80.4 million) and advance from a related party of RMB4.5 million (US$0.6 million).

Net cash from financing activities was RMB24.7 million in 2015, which was attributable to (i) new bank borrowings raised of RMB558.0 million and (ii) advance from related parties of RMB6.2 million; partially offset by (i) repayment of bank borrowings of RMB508.0 million and (ii) interest paid of RMB31.5 million.

Net cash used in financing activities was RMB77.4 million in 2014, which was attributable to (i) repayment of bank borrowings of RMB558.0 million and (ii) interest paid of RMB32.9 million; partially offset by new bank borrowings raised of RMB508.0 million.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2016:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Bank borrowings	558,000	—	—	—	558,000	80,369
Operating lease commitment	—	—	—	—	—	—
Purchase commitment	—	—	—	—	—	—
Capital commitment	1,965	—	—	—	1,965	283

Total	559,965	—	—	—	559,965	80,652

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of March 31, 2017:

Name	Age	Position

Jianhui Lai	51	Chairman of the board of directors and chief executive officer
Junqiu Gao	50	Director, deputy chief executive officer and chief sales and marketing officer
William John Sharp	75	Independent director
Xiandai Zhang	48	Independent director
Yichun Zhang	83	Independent director
Martin Cheung	48	Chief financial officer
Xichuan Lai	49	Financial controller
Guohe Zhang	71	Chief technology officer
Jiangjun Yang	40	Chief production officer

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

Mr. Martin Cheung has over 13 years of experience in accounting and finance with publicly and privately held companies. Mr. Cheung was most recently Chief Financial Officer of Profound Heavy Company Limited, and he has been Finance Director of Norstar Founders Group Limited (2339: HK), recently renamed Beijing West Industry International, and he was the Corporate Finance Director at Grant Thornton Corporate Finance Limited. Additionally, Mr. Cheung held management positions at Japan Asia Securities and Daiwa Securities. Mr Cheung currently is an independent director of Boyaa International Ltd., (434.HK) and Co-Prosperity Holdings Limited (707.HK). Mr. Cheung was a senior auditor at Deloitte Touche Tohmatsu. Mr. Cheung is a Certified Public Accountant, with a master’s degree in Accounting from Curtin University of Technology (Australia), a master’s of Science degree in Finance (Investment Management) from the Hong Kong University of Science and Technology, and a bachelor’s degree in Social Sciences from the University of Hong Kong.

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

Employment and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment (i) with cause effective immediately upon delivery of written notice to the executive officer, or (ii) without cause by giving the executive a three months’ prior written notice. Termination for cause may occur for the continued failure by an executive officer substantially to perform his duties and obligations to us, fraud or material dishonesty against us, or a conviction or plea of guilty for the commission of a felony or other crime. In the event of the termination by us without cause, we agree to pay the executive officer certain compensation for a certain period following the date of termination. The executive officer may also voluntarily terminate his employment with us upon not less than three months’ prior written notice to us.

Each executive officer has agreed, for the term of employment with us and thereafter, to keep and retain in the strictest confidence all our confidential information that the executive may develop or learn in the course of employment with us. Our executive officers also agree to assign to us all right, title and interest in and to all patents, trademarks, copyrights, business secrets, operation secrets or know-how, which they may solely or jointly conceive, discover, develop or reduce to practice during the period of employment. Moreover, each of our executive officers has agreed, for the term of employment with us and for a period of six months or one year thereafter, (i) to not engage in any business in competition with our business, (ii) to not solicit any entity that has been our customer within two years before termination of employment or our potential customer within one year before termination of employment, and (iii) to not solicit for employment, hire or otherwise engage anyone who has been our employee, member, or partner within the previous year.

We have entered into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our memorandum and articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit, or proceeding to which such director or executive officer is or is threatened to be made a party, witness, or other participant.

Compensation of Directors and Executive Officers

In 2016, the aggregate cash compensation, including basic salary and bonus and other benefits, to all of our directors and our executive officers was RMB4.1 million (US$0.6 million). On March 30, 2012, we also granted restricted share unit awards to each of our independent directors which vested on March 25, 2013. ADSs, representing less than 1% of our total outstanding ordinary shares, were given to the directors in settlement of such awards upon vesting. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, employment and other statutory benefits.

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

We had 4,719, 4,239 and 4,162 employees as of December 31, 2014, 2015 and 2016, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2016:

Function	Number

Manufacturing	3,012
Research and development and technology	284
Sales and marketing	235
Quality control	216
Management and administration	415

Total	4,162

All of our employees are stationed in the PRC. We do not have any part-time employees.

In compliance with the relevant PRC labor laws, we enter into individual employment contracts with our employees typically covering matters such as wages, bonuses, employee benefits, workplace safety, confidentiality obligations and non-competition (for our executive officers and employees involved in technology and research and development), and grounds for termination. In addition, we provide various healthcare benefits and insurance to our employees and participate in various employee benefit plans in accordance with applicable laws and regulations. These employment contracts generally have a term of three years. The total amount of contributions we made to employee benefit plans in 2014, 2015 and 2016 was RMB55.0 million, RMB52.5 million and RMB48.9 million (US$7.0 million), respectively. We invest in continuing education and training programs for our management staff and other employees to upgrade their skills and knowledge continuously. We provide our employees with internal training in various areas.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of March 31, 2017 (unless otherwise indicated) by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person or the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2017, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned (1)
	Number	Percentage (%)

Directors and Executive Officers:
Jianhui Lai (2)	143,587,200	69.53
Junqiu Gao (3)	143,647,200	69.56
William John Sharp	*	*
Yichun Zhang	*	*
Xiandai Zhang	—	—
Xichuan Lai	—	—
Guohe Zhang	—	—
Jiangjun Yang	—	—
All directors and executive officers as a group	144,931,495	70.18

Principal Shareholders:
Newrace Limited (2)	143,587,200	69.53
Richburg Holdings Limited (4)	10,479,116	5.07
Capital Research Global Investors (5)	10,322,000	5.00

*	Less than 1% of our total outstanding ordinary shares.
(1)	Percentage of beneficial ownership of each listed person or group is based on 206,500,000 ordinary shares outstanding as of March 31, 2017 and the ordinary shares underlying all options held by such person or group that have vested or will vest within 60 days after March 31, 2017, each as held by such person or group as of that date.
(2)	Newrace Limited is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Mr. Jianhui Lai, our founder, chairman and chief executive officer. The registered address of Newrace Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.
(3)	Represents (i) 143,587,200 ordinary shares held by Newrace Limited and (ii) 60,000 ordinary shares owned by Mr. Junqiu Gao. Mr. Gao, a director of Newrace Limited, disclaims beneficial ownership of 143,587,200 ordinary shares held by Newrace Limited.
(4)	Based solely upon information contained in the Schedule 13D filed by Richburg Holdings Limited with the SEC on November 26, 2013. Richburg Holdings Limited is a company incorporated under the laws of the British Virgin Islands and is jointly owned by (i) RichWise Investment Financial Limited, a British Virgin Islands company owned by Mr. Yuanzhe Huang and RichWise International Investment Group Limited, a British Virgin Islands company wholly-owned by RichWise International Group Limited, a British Virgins Islands company wholly-owned by Mr. Jinlei Shi, (ii) RichWise Capital International Limited, a British Virgins Islands company owned by RichWise International Group Limited, Fortune Dynamic Investment Limited, a British Virgin Islands company wholly-owned by Mr. Yuanzhe Huang, and IMV & Associates, Ltd., a British Virgin Islands company wholly-owned by Mr. Jia Yao, and (iii) IMV & Associates, Ltd. The registered address of Richburg Holdings Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.
(5)	Based solely upon information contained in the Schedule 13G/A filed by Capital Research Global Investors, a division of Capital Research and Management Company, with the SEC on February 16, 2016. The address of the principal business office of Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.

As of March 31, 2017, there were two ordinary shareholders of record with an address in the United States, including The Bank of New York Mellon, depositary of our ADS program, which held 62,499,988 ordinary shares as of that date, representing 30.27% of our outstanding ordinary shares.

None of our shareholders has different voting rights from any other shareholder. To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to Item 6E “Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

Guarantees Provided by Our Subsidiaries

Certain of our bank borrowings were guaranteed by our subsidiaries, namely Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to three guarantee agreements entered into in January 2008 and 2009. As of December 31, 2014, 2015 and 2016, these guaranteed bank borrowings amounted to RMB508.0 million, RMB558.0 million and RMB558.0 million (US$80.4 million), respectively.

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

We are currently not a party to, and are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

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

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the period indicated.

	Price per ADS (US$)
	High	Low

Annual High and Low
2013	4.27	2.11
2014	3.15	1.01
2015	1.46	0.64
2016	1.49	0.43

Quarterly Highs and Lows
First Quarter 2015	1.46	1.07
Second Quarter 2015	1.45	1.08
Third Quarter 2015	1.19	0.72
Fourth Quarter 2015	1.00	0.64
First Quarter 2016	1.15	0.43
Second Quarter 2016	1.17	0.73
Third Quarter 2016	1.33	0.74
Fourth Quarter 2016	1.49	1.02
First Quarter 2017	1.95	1.02

Monthly Highs and Lows
October 2016	1.24	1.05
November 2016	1.35	1.02
December 2016	1.49	1.09
January 2017	1.95	1.02
February 2017	1.53	1.31
March 2017	1.75	1.52
April 2017 (through April 27, 2017)	1.75	1.22

(1)	Our ADSs began trading on the New York Stock Exchange on May 11, 2011.

B.	Plan of Distribution

Not applicable.

C.	Markets

Please refer to Item 9A “The Offer and Listing—Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Material United States Federal Income Tax Considerations

The following is a general summary of material U.S. federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by U.S. Investors (as defined below) that hold such ADSs or ordinary shares as capital assets as defined under the Internal Revenue Code of 1986, as amended, or the Code. This summary is based on the Code, the Treasury regulations issued pursuant to the Code, or the Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. Such change or differing interpretation could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service, or IRS, would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Investors in light of their particular circumstances or to U.S. Investors subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships, regulated investment companies, dealers in stock, securities or currencies, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire ADSs or ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or constructively 10% or more of our company’s shares, persons that are resident outside the United States, persons that hold ADSs or ordinary shares in connection with a permanent establishment outside the United States or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. As used in this summary, the term “U.S. Investor” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust, (a) if a court within the United States is able to exercise primary supervision over its administration and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all of its substantial decisions, or (b) if a valid election is in effect for the trust to be treated as a U.S. person.

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

If our company is classified as a PFIC for any taxable year during which a U.S. Investor owns ADSs or ordinary shares, the U.S. Investor, absent certain elections (including a mark-to-market election), will generally be subject to adverse rules (even if the corporation no longer satisfies either the passive income or passive asset tests described above) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Investor on the ADSs or ordinary shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Investor in the three preceding taxable years or, if shorter, the U.S. Investor’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Investor’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which our company is classified as a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years during which our company was classified as a PFIC will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayers for that year and an interest charge will be imposed with respect to the resulting tax attributable to each such taxable year.

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

If our company is a PFIC in any year with respect to a U.S. Investor, the U.S. Investor will generally be required to file an annual information return on IRS Form 8621 relating to its ownership of the ADSs or ordinary shares.

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

In 2014, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have increased/(decreased) our pre-tax profit for the year by RMB476,00. In 2015 and 2016, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have decreased/(increased) our pre-tax loss for the year by RMB525,000 and RMB569,000 (US$82,000), respectively.

Credit Risk

Our credit risk is primarily attributable to trade and other receivables and prepayments, cash at banks and deposits with banks. Our management has a credit policy in place, and our exposure to credit risk is monitored on an ongoing basis. We place deposits with banks which we believe are of a good reputation. We have concentration of credit risk to a certain extent as 20.8%, 20.2% and 18.9% of our trade receivables as of December 31, 2014, 2015 and 2016, respectively, was due from our five largest customers.

Currency Risk

A majority of our revenue and most of our expenditure are denominated in Renminbi. However, we are exposed to currency risk primarily through sales which give rise to receivables and cash balances that are denominated in a foreign currency. The currencies giving rise to this risk are primarily U.S. dollars and, to a lesser extent, Euros.

The exchange rate of the Renminbi with U.S. dollars, Euros and other currencies is affected by, among other things, China’s political and economic conditions. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollars as of December 31, 2014, 2015 and 2016, a 5.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB1.8 million, RMB0.8 million and RMB1.5 million (US$0.2 million) in our exchange gain, respectively.

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

Inflation

China’s consumer price index, the broadest measure of inflation, rose 0.8% in February 2017 from the level in February 2016. Although there can be no assurance as to the impact in future periods, inflation has not had a material impact on our results of operation in recent years.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors. We have receivable reimbursement payments from the depositary totaling approximately US$39,376.21 (net of withholding tax) for the year ended December 31, 2016. In addition, the depositary has agreed to waive certain fees for standard costs associated with the administration of the ADS program. The depositary waived such costs in an aggregate amount of approximately US$45,000 for the year ended December 31, 2016.

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

Morgan Stanley & Co. International plc, William Blair & Company, L.L.C., and Oppenheimer & Co. Inc. were the underwriters for our initial public offering.

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

Disclosure Controls and Procedures

As of December 31, 2016, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15 and 15d-15 of the Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and regulations, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2016, using criteria established in the updated framework in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors.

	Year Ended December 31,
	2015	2016	2016
	RMB	RMB	US$
	(in thousands)
Audit fees (1)	1,480	1,421	205
Audit-related fees (2)	—	—	—

Total	1,480	1,421	205

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual financial statements and our internal control over financial reporting.

(2)

“Audit-related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services rendered by our principal external auditors that are reasonably related to the performance of the audit of our annual financial statements and are not reported under “Audit fees.”

The policy of our audit committee is to pre-approve all auditing and non-auditing services permitted to be performed by our independent external auditors.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountants

On September 29, 2016, we engaged Centurion ZD CPA Limited (formerly known as DCAW (CPA) Limited) (“Centurion”) as our new independent auditing firm effective September 29, 2016. This action was taken as the Company’s current audit firm, Crowe Horwath (HK) CPA Limited (“CHHK”), will no longer provide audit and assurance services to public companies which are subject to the statutes and regulations of the United States effective as of October 1, 2016.

CHHK’s reports on the financial statements of the Company for the fiscal years ended December 31, 2014 and 2015 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended December 31, 2014 and 2015 and through September 29, 2016, there were no disagreements with CHHK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to CHHK’s satisfaction, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the Company’s consolidated financial statements for such periods. Furthermore, no reportable events as that term is defined in Item 16F(a)(1)(v) of Form 20-F, occurred within the periods covered by CHHK’s reports on the Company’s consolidated financial statements, or subsequently up to the date of CHHK’s dismissal.

The Company has provided CHHK with a copy of the foregoing disclosures and has requested that CHHK review such disclosures and provide a letter addressed to the SEC as specified by Item 16F(a)(3) of Form 20-F.

In connection with the audit of our financial statements for the two most recent fiscal years ended December 31, 2014 and 2015 and through September 29, 2016, neither the Company nor anyone on its behalf consulted Centurion regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or on the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that Centurion concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event as described above.

The Company has provided CHHK with a copy of these disclosures prior to the filing hereof and has requested that CHHK furnish to the Company a letter addressed to the SEC stating whether CHHK agrees with the statements made by the Company in this item. CHHK has furnished such letter, which letter is filed as Exhibit 16.1 hereto as required by Item 16F(a)(3) of Form 20-F.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of China Zenix (incorporated by reference to Exhibit 3.3 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

2.1	China Zenix’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	China Zenix’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

2.3	Form of Deposit Agreement, among China Zenix, the Depositary and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 1 to Amendment No. 1 to Form F-6 (File No. 333-173588) filed with the SEC on April 27, 2011)

4.1	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.2	Form of Indemnification Agreement between China Zenix and its directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.3	Form of Employment Agreement between China Zenix and its executive officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.4	Notice of Exercise by and between Mr. Jianhui Lai and Ms. Laifan Chu, dated December 19, 2012 (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by Mr. Jianhui Lai with the SEC on December 20, 2012)

4.5	Form of Strategic Cooperation Agreement between Zhengxing Wheel and international distributors (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.6	Form of Strategic Cooperation Agreement between Zhengxing Wheel and international OEM customers (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

8.1	Subsidiaries of China Zenix

11.1	Code of Business Conduct and Ethics of China Zenix (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Centurion ZD CPA Limited, an independent registered public accounting firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

By:	/s/ Martin Cheung
Martin Cheung
Chief Financial Officer

Date: April 28, 2017

CHINA ZENIX AUTO INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Zenix Auto International Limited

We have audited the accompanying consolidated statements of financial position of China Zenix Auto International Limited (the “Company”) and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016. Our audits also included the financial statement schedule included in Schedule 1 as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of China Zenix Auto International Limited and subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly in all material respects the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Centurion ZD CPA Limited

Centurion ZD CPA Limited
Hong Kong, China
April 28, 2017

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2014, 2015 and 2016

	NOTE	2014		2015		2016		2016
		RMB’000		RMB’000		RMB’000		US$’000

Revenue	5		3,334,355		2,445,756		2,249,533		324,000
Cost of sales			(2,744,896)		(2,081,976)		(1,862,017)		(268,186)

Gross profit			589,459		363,780		387,516		55,814
Other income, gain and loss	6		25,781		16,410		11,680		1,682
Net exchange gain			1,664		5,793		2,546		367
Selling and distribution costs			(253,846)		(212,273)		(181,911)		(26,201)
Research and development expenses			(98,040)		(51,253)		(84,639)		(12,191)
Administrative expenses			(149,481)		(136,681)		(139,377)		(20,074)
Finance costs	7		(17,606)		(15,913)		(21,387)		(3,080)

Profit (loss) before taxation			97,931		(30,137)		(25,572)		(3,683)
Income tax (expense) credit	8		(18,704)		1,570		(352)		(51)

Profit (loss) and total comprehensive income (loss) for the year	9		79,227		(28,567)		(25,924)		(3,734)

Profit (loss) and total comprehensive income (loss) attributable to:
Owners of the Company			79,227		(28,567)		(25,924)		(3,734)

Earnings (loss) per share	10
Basic		RMB	0.38	RMB	(0.14)	RMB	(0.13)	USD	(0.02)
Diluted		RMB	0.38	RMB	(0.14)	RMB	(0.13)	USD	(0.02)

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	NOTE	2015	2016	2016
		RMB’000	RMB’000	US$’000
ASSETS
Current assets
Inventories	12	181,905	138,740	19,983
Trade and other receivables and prepayments	13	613,418	695,856	100,224
Prepaid lease payments	14	9,425	9,425	1,357
Pledged bank deposits	15	28,200	32,100	4,623
Fixed bank deposits with maturity periods over three months	15	260,000	290,000	41,769
Bank balances and cash	15	817,247	896,799	129,166

Total current assets		1,910,195	2,062,920	297,122

Non-current assets
Property, plant and equipment	16	1,506,318	1,379,287	198,659
Prepaid lease payments	14	385,874	376,449	54,220
Deferred tax assets	17	15,958	23,836	3,433
Intangible assets	18	17,000	17,000	2,449

Total non-current assets		1,925,150	1,796,572	258,761

Total assets		3,835,345	3,859,492	555,883

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	19	606,922	668,633	96,302
Amount due to a shareholder	20	11,679	1,398	201
Taxation payable		674	109	16
Short-term bank borrowings	21	558,000	558,000	80,369

Total current liabilities		1,177,275	1,228,140	176,888

Non-current liabilities
Deferred income	22	9,292	8,496	1,224
Deferred tax liabilities	17	85,284	85,286	12,284

Total non-current liabilities		94,576	93,782	13,508

Total liabilities		1,271,851	1,321,922	190,396

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 shares issued and outstanding as of December 31, 2015 and 2016)	23	136	136	20
Additional paid in capital		392,076	392,076	56,471
Reserves		2,171,282	2,145,358	308,996

Total equity attributable to owners of the Company		2,563,494	2,537,570	365,487

Total equity and liabilities		3,835,345	3,859,492	555,883

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2014, 2015 and 2016

	Share capital	Additional paid in capital	Capital reserve	PRC statutory reserve	Share incentive plan reserve	Retained profits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(note i)	(note ii)

As of January 1, 2014	136	392,076	560,892	123,247	3,110	1,433,373	2,512,834
Profit and total comprehensive income for the year	—	—	—	—	—	79,227	79,227
Transfer	—	—	—	983	—	(983)	—

As of December 31, 2014	136	392,076	560,892	124,230	3,110	1,511,617	2,592,061
Loss and total comprehensive loss for the year	—	—	—	—	—	(28,567)	(28,567)

As of December 31, 2015	136	392,076	560,892	124,230	3,110	1,483,050	2,563,494
Loss and total comprehensive loss for the year	—	—	—	—	—	(25,924)	(25,924)

As of December 31, 2016	136	392,076	560,892	124,230	3,110	1,457,126	2,537,570

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

As of December 31, 2016	20	56,471	80,785	17,893	448	209,870	365,487

See accompanying notes to the consolidated financial statements.

Notes:

i.	Capital reserve include (a) additional capital contributions, comprising a cash injection of RMB159.8 million and an option of RMB386.3 million, being the fair value at grant date, by equity owners to acquire Zhengxing Wheel Group Co., Limited (b) capital contribution of RMB10.9 million in the year ended December 31, 2011 by equity owners pursuant to a shareholder agreement and (c) the recognition of share-based payment expenses of RMB3,829,000 as of January 1, 2014, December 31, 2014, 2015 and 2016, in relation to restricted shares awarded to a management executive by an equity participant (see Note 25(i)).
ii.	As stipulated by the relevant laws and regulations in the People’s Republic of China (the “PRC”), companies established in the PRC (the “PRC subsidiaries”) are required to maintain a statutory reserve made out of profit for the year based on the PRC subsidiaries’ statutory financial statements which are prepared in accordance with the accounting principles generally accepted in the PRC. The amount and allocation basis are decided by the board of directors of the relevant PRC subsidiaries annually and is not to be less than 10% of the profit for the year of the relevant PRC subsidiaries. The aggregate amount allocated to the reserves will be limited to 50% of registered capital for certain subsidiaries. Statutory reserve can be used for expanding the capital base of the PRC subsidiaries by means of capitalization issue.

The PRC laws and regulations restrict the distribution of registered capital of companies established in the PRC. Accordingly, the registered capital of PRC entities in the Group of RMB773,065,000 as of December 31, 2015 and 2016 are considered restricted for distribution.

In addition, as a result of the relevant PRC laws and regulations which impose restriction on distribution or transfer of assets out of the PRC statutory reserve, RMB146,424,000 representing the PRC statutory reserve of the subsidiaries as of December 31, 2015 and 2016, are also considered under restriction for distribution.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2014, 2015 and 2016

	2014	2015	2016	2016
	RMB’000	RMB’000	RMB’000	US$’000
OPERATING ACTIVITIES
Profit (loss) before taxation	97,931	(30,137)	(25,572)	(3,683)
Amortization of prepaid lease payments	9,425	9,425	9,425	1,357
Depreciation of property, plant and equipment	128,816	131,277	154,783	22,293
Release of deferred income	(797)	(796)	(796)	(115)
Finance costs	17,606	15,913	21,387	3,080
Interest income	(17,990)	(14,464)	(11,126)	(1,602)
Loss on disposal of property, plant and equipment	22	13	105	15

Operating cash flows before movements in working capital	235,013	111,231	148,206	21,345

Decrease in inventories	12,691	200,162	43,165	6,217
Decrease (increase) in trade and other receivables and prepayments	56,494	305,960	(82,407)	(11,870)
(Decrease) increase in trade and other payables and accruals	(184,893)	(335,696)	67,363	9,702

Cash generated from operations	119,305	281,657	176,327	25,394
Interest received	17,327	15,364	11,123	1,602
PRC income tax refunded	—	—	510	73
PRC income tax paid	(35,053)	(3,214)	(8,793)	(1,266)

NET CASH FROM OPERATING ACTIVITIES	101,579	293,807	179,167	25,803

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(47,940)	(20,512)	(15,082)	(2,172)
Deposits paid for acquisition of property, plant and equipment	(85,584)	(70,065)	(14,464)	(2,083)
Proceeds on disposal of property, plant and equipment	178	50	—	—
Placement of pledged bank deposits	(9,500)	(2,900)	(20,290)	(2,922)
Withdrawal of pledged bank deposits	27,000	33,800	16,390	2,361
Placement of fixed bank deposits with maturity periods over three months	(420,000)	(520,000)	(720,000)	(103,702)
Withdrawal of fixed bank deposits with maturity periods over three months	320,000	520,000	690,000	99,381

NET CASH USED IN INVESTING ACTIVITIES	(215,846)	(59,627)	(63,446)	(9,137)

FINANCING ACTIVITIES
New bank borrowings raised	508,000	558,000	558,000	80,369
Repayment of bank borrowings	(558,000)	(508,000)	(558,000)	(80,369)
Advance from a shareholder	5,507	6,172	4,455	642
Repayment to a shareholder	—	—	(14,736)	(2,123)
Interest paid	(32,895)	(31,470)	(25,350)	(3,651)

NET CASH (USED IN) FROM FINANCING ACTIVITIES	(77,388)	24,702	(35,631)	(5,132)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(191,655)	258,882	80,090	11,534
Effect of foreign exchange rate	(99	1,375	(538)	(76)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	748,744	556,990	817,247	117,708

CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash	556,990	817,247	896,799	129,166

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

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

Zhengxing Wheel was established as a limited liability company in the PRC on June 23, 2003. Details of Zhengxing Wheel’s subsidiaries as of December 31, 2014 and 2015 are as follows:

	Place and date of establishment	Attributable equity interests directly held by Zhengxing Wheel at December 31,
Name of company	and operation	2015	2016

Zhengxing Group Chengdu Wheel Co., Ltd. (“Zhengxing Chengdu”)	The PRC July 30, 2004	100%	100%

Zhengxing Group Langfang Wheel Co., Ltd. (“ZhengxingLangfang”)	The PRC January 21, 2005	100%	100%

Zhengxing Group Hefei Wheel Co., Ltd. (“Zhengxing Hefei”)	The PRC June 9, 2005	100%	100%

Hua’an Zhengxing Wheel Co., Ltd.	The PRC November 19, 2010	100%	100%

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

For the years ended December 31, 2014, 2015 and 2016

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards and related nterpretations issued by the IASB.

The significant accounting policies that have been used in the preparation of these consolidated financial statements are disclosed below. These policies have been consistently applied to all the years presented unless otherwise stated. The adoption of new or amended IFRSs and the impacts on the Company’s financial statements, if any, are disclosed in Note 3.

Basis of preparation

The Group’s consolidated financial statements have been prepared on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for goods.

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying amounts of assets and liabilities not readily apparent from other sources. Actual results may differ from these estimates.

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

For the years ended December 31, 2014, 2015 and 2016

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

The Group’s revenues are principally from sales of commercial vehicle wheels to customers in the PRC and international markets. Revenue arising from sales made to PRC customers consists of sales to original equipment manufacturers (“OEMs”) and tier-one distributors who then resell the Group’s products to retail end-users in the aftermarket through tier-two distributors. The Group sells only to tier-one distributors and it does not sell directly to the tier-two distributors or end-users in the aftermarket. The Group offers discounts or rebates based on the contractual percentages of sales to OEMs in settlement of warranty obligations and the OEMs have no other right of return.

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

For the years ended December 31, 2014, 2015 and 2016

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

Where the Group has the use of assets under operating leases, payments made under the leases are charged to profit or loss in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged as expenses in the accounting period in which they are incurred.

Leasehold land for own use

Up-front payments to acquire leasehold land that is accounted for as an operating lease are presented as “prepaid lease payments” in the consolidated statements of financial position and is amortized over the lease term on a straight-line basis.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Employee benefits - continued

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Taxation - continued

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

Intangible assets

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses (see the accounting policy in respect of impairment losses on tangible and intangible assets below).

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

Financial assets

The Group’s financial assets are loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value. Subsequent to initial recognition, loans and receivables (including trade and other receivables, pledged bank deposits, fixed bank deposits with maturity periods over three months and bank balances) are measured at amortized cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment of financial assets below).

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

For the years ended December 31, 2014, 2015 and 2016

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

Financial liabilities

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. They are subsequently stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

Trade and other payables are initially recognized at fair value. Theys are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of non-financial assets - continued

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

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

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

For the years ended December 31, 2014, 2015 and 2016

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Translation into United States dollar

The consolidated financial statements of the Group are stated in RMB. The translation of RMB amounts as of and for the year ended December 31, 2016 into US$ is included solely for the convenience of readers and was made at the rate of RMB6.943 to US$1.00, which was based on the noon buying rate on December 31, 2016 in The City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The IASB has issued a number of amendments to IFRSs that are first effective for the current accounting period of the Group. None of these developments are relevant to the Group’s results and financial position.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

Up to the date of issue of these financial statements, the IASB has issued a number of amendments and new standards which are not yet effective for the year ended 31 December 2016 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group:

Effective for accounting periods beginning on or after

IFRS 15	Revenue from Contracts with Customers and the related Amendments	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results and financial position.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

4.	ACCOUNTING JUDGMENTS AND ESTIATMES

In the application of the Group’s accounting policies, which are described in Note 2, the directors of the Company are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

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

As of December 31, 2016 and 2015, the carrying amounts of property, plant and equipment were RMB1,379,287,000 (US$198,659,000) and RMB1,506,318,000, respectively (net of accumulated impairment losses of RMB10,259,000 as of December 31, 2016 and 2015). No impairment loss was recognized for the years presented.

Estimated impairment of prepaid lease payments

Determining whether prepaid lease payments are impaired requires an estimation of the recoverable amount of the prepaid lease payments. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

As of December 31, 2016 and 2015, the carrying amounts of prepaid lease payments were RMB385,874,000 (US$55,577,000) and RMB395,299,000, respectively. No impairment loss was recognized for the years presented.

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

4.	ACCOUNTING JUDGMENTS AND ESTIATMES - continued

Estimated impairment of intangible assets - continued

As of December 31, 2016 and 2015, the carrying amount of intangible assets was RMB17,000,000 (US$2,449,000) and RMB17,000,000, respectively. No impairment loss was recognized for the years presented.

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

As of December 31, 2016 and 2015, the carrying amounts of trade receivables were RMB438,751,000 (US$63,193,000) and RMB416,232,000, respectively. No impairment loss of trade receivables was recognized for the years presented.

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

As of December 31, 2016 and 2015, the carrying amounts of inventories were RMB138,740,000 (US$19,983,000) and RMB181,905,000, respectively. No impairment loss of inventories was recognized for the years presented.

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

5.	REVENUE AND SEGMENT INFORMATION - continued

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

5.	REVENUE AND SEGMENT INFORMATION - continued

An analysis of the Group’s revenue and segment results by operating and reportable segments for the years are as follows:

	PRC OEM sales			PRC aftermarket sales			International sales			Consolidated
	2014	2015	2016	2014	2015	2016	2014	2015	2016	2014	2015	2016	2016
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Revenue from external customers	1,153,623	814,621	856,727	1,676,079	1,203,753	1,028,018	508,546	431,361	365,916	3,338,248	2,449,735	2,250,661	324,163
Reconciliation adjustments
Gross up adjustment to reverse net off of selling expense	—	—	—	—	—	—	7,018	5,569	5,621	7,018	5,569	5,621	809
Provision of sales rebates and discount	—	—	—	(10,911)	(9,548)	(6,749)	—	—	—	(10,911)	(9,548)	(6,749)	(972)

Total consolidated net revenue, as reported	1,153,623	814,621	856,727	1,665,168	1,194,205	1,021,269	515,564	436,930	371,537	3,334,355	2,445,756	2,249,533	324,000

Segment result (gross profit before reconciliation)	196,167	101,014	133,315	336,550	199,929	210,240	65,185	64,709	51,607	597,902	365,652	395,162	56,915
Reconciliation adjustments
Gross up adjustment to reverse net off of selling expense	—	—	—	—	—	—	7,018	5,569	5,621	7,018	5,569	5,621	810
Provision of sales rebates and discount	—	—	—	(10,911)	(9,548)	(6,749)	—	—	—	(10,911)	(9,548)	(6,749)	(972)
Unrealized profit	(738)	5,883	(918)	—	—	—	—	—	—	(738)	5,883	(918)	(132)
Fair value adjustments arose from acquisition of subsidiaries
- Additional depreciation of property, plant and equipment	(911)	(670)	(602)	(686)	(544)	(491)	(227)	(198)	(188)	(1,824)	(1,412)	(1,281)	(185)
- Additional amortization of prepaid lease payments	(801)	(762)	(754)	(604)	(618)	(615)	(200)	(225)	(236)	(1,605)	(1,605)	(1,605)	(231)
- Amortization of capitalized general borrowing cost of qualifying assets	(191)	(360)	(1,273)	(144)	(292)	(1,041)	(48)	(107)	(400)	(383)	(759)	(2,714)	(391)

Total consolidated gross profit, as reported	193,526	105,105	129,768	324,205	188,927	201,344	71,728	69,748	56,404	589,459	363,780	387,516	55,814

Other income, gains and losses										25,781	16,410	11,680	1,682
Net exchange gain (loss)										1,664	5,793	2,546	367
Selling and distribution costs										(253,846)	(212,273)	(181,911)	(26,201)
Research and development expenses										(98,040)	(51,253)	(84,639)	(12,191)
Administrative expenses										(149,481)	(136,681)	(139,377)	(20,074)
Finance costs										(17,606)	(15,913)	(21,387)	(3,080)

Profit (loss) before taxation										97,931	(30,137)	(25,572)	(3,683)
Income tax (expense) credit										(18,704)	1,570	(352)	(51)

Profit (loss) for the year										79,227	(28,567)	(25,924)	(3,734)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

5.	REVENUE AND SEGMENT INFORMATION - continued

The Group’s products can be categorized into tubed steel wheels, tubeless steel wheels, off-road steel wheels, aluminum wheels and wheel components. The categorization is mainly based on the type of vehicles to which the respective product is assembled as well as the product’s component composition. Revenue from these products is as follows:

	2014	2015	2016	2016
	RMB’000	RMB’000	RMB’000	US$’000

Tubed steel wheels	1,927,598	1,373,210	1,227,862	176,849
Tubeless steel wheels	1,252,449	918,191	818,488	117,887
Off-road steel wheels	55,540	43,403	36,593	5,270
Aluminum wheels	—	27,413	103,759	14,944
Wheel components	98,768	83,539	62,831	9,050

Total consolidated revenue	3,334,355	2,445,756	2,249,533	324,000

Geographical information

The Group’s operations are located in the PRC. The following table provides an analysis of the Group’s sales by geographical markets based on locations of customers:

	2014	2015	2016	2016
	RMB’000	RMB’000	RMB’000	US$’000

The PRC (country of domicile)	2,818,796	2,008,826	1,877,996	270,488
Thailand	75,736	55,752	49,148	7,079
Indonesia	48,380	26,134	25,556	3,681
South Korea	37,680	34,520	31,364	4,517
India	3,628	5,487	4,951	713
Others*	350,135	315,037	260,518	37,522

	3,334,355	2,445,756	2,249,533	324,000

*	No further analysis by countries in this category is presented because the revenue from each individual country is insignificant to the total revenue.

All the Group’s non-current assets are located in the PRC.

Information about major customers

No single customer contributed 10% or more of total sales to the Group during each of the years ended December 31, 2014, 2015 and 2016.

6.	OTHER INCOME, GAIN AND LOSS

	2014	2015	2016	2016
	RMB’000	RMB’000	RMB’000	US$’000

Interest income	17,990	14,464	11,126	1,602
Government grants (note a)	8,045	3,095	1,473	212
Release of deferred income (note b)	797	796	796	115
Net loss from sales of scrap materials	(1,051)	(1,945)	(1,715)	(247)

	25,781	16,410	11,680	1,682

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

6.	OTHER INCOME, GAIN AND LOSS - continued

Notes:

(a)	Government grants comprised various incentives and subsidies received from the PRC government. There were no unfulfilled conditions attaching to these government grants.
(b)	A grant of RMB15,000,000 was received from the PRC government in 2009 to subsidize the Group’s construction of a new manufacturing plant and related capital expenditures. It has been presented as deferred income (Note 22) and released to income over the useful lives of the related assets.

7.	FINANCE COSTS

	2014	2015	2016	2016
	RMB’000	RMB’000	RMB’000	US$’000
Interest on bank borrowings wholly repayable within five years	32,835	31,398	25,236	3,634
Less: amount capitalized in construction in progress	(15,229)	(15,485)	(3,849)	(554)

	17,606	15,913	21,387	3,080

Borrowing costs capitalized arose on the general borrowing pool and are calculated by applying the following capitalization rates:

	2014	2015	2016

Capitalization rate	6.0%	5.6%	4.5%

8.	INCOME TAX EXPENSE (CREDIT)

	2014	2015	2016	2016
	RMB’000	RMB’000	RMB’000	US$’000
Current tax:
PRC Enterprise Income Tax (“EIT”)
- current year	17,428	2,825	6,610	952
- under provision in respect of prior year	2,132	—	1,618	233

	19,560	2,825	8,228	1,185

Deferred tax (Note 17):
- current year	(546)	(4,395)	(7,876)	(1,134)
- attributable to change in tax rate	(310)	—	—	—

	(856)	(4,395)	(7,876)	(1,134)

	18,704	(1,570)	352	51

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

8.	INCOME TAX EXPENSE (CREDIT) - continued

(b)	Zhengxing Langfang was regarded as a “High-new technology enterprise” pursuant to a certificate jointly issued by the relevant Hebei Government authorities. The certificate was valid for three years commencing from year 2009.

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

In 2013, Zhengxing Hefei received a certificate to renew its “High-new technology enterprise” status for three years commencing from year 2013, and was entitled to enjoy a preferential tax rate of 15% for the years from 2013 to 2015 provided that the qualifying conditions as a High-new technology enterprise were met. The preferential tax rate expired in 2016 and Zhengxing Hefei is subject to PRC EIT at the rate of 25% thereafter.

(d)	Zhengxing Chengdu was established in the western region of the PRC and derived more than 70% of its total income from the business of state-encouraged industry as defined under the “Catalogue of Industries Products and Technologies Encouraged by the State of Development” (the “Catalogue”). According to Caishui [2001] No. 202 issued by the Ministry of Finance and the State Administration of Taxation and the General Administration of Customs, it was entitled to enjoy a preferential tax rate of 15% from its date of establishment to December 31, 2010. Such preferential tax treatment is further extended for a period of ten years from 2011 to 2020 on the condition that the enterprise must be engaged in state encouraged industries as defined under the Catalogue pursuant to Caishui [2011] No. 58 issued during 2011. Zhengxing Chengdu should continue to enjoy the preferential tax rate of 15% in 2014, 2015 and 2016 provided that it was engaged in the state encouraged industry under the Catalogue.

The tax charge for the years stated below can be reconciled to the profit (loss) before taxation per the consolidated statements of comprehensive income as follows:

	2014	2015	2016	2016
	RMB’000	RMB’000	RMB’000	US$’000

Profit (loss) before taxation	97,931	(30,137)	(25,572)	(3,683)

Tax at the domestic income tax rate of 25%	24,483	(7,534)	(6,393)	(921)
Tax effect of expenses not deductible for tax purpose	3,832	3,045	2,253	324
Tax effect of tax losses not recognized	248	—	—	—
Recognition of tax losses previously not recognized	—	(2,230)	—	—
Effect of tax exemption and reliefs granted to PRC subsidiaries	(11,681)	4,750	2,874	415
Decrease in opening deferred tax liability resulting from a decrease in applicable tax rate	(310)	—	—	—
Under-provision in respect of prior years	2,132	399	1,618	233

Tax charge (credit) for the year	18,704	(1,570)	352	51

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

9.	PROFIT (LOSS) FOR THE YEAR

	2014	2015	2016	2016
	RMB’000	RMB’000	RMB’000	US$’000
Profit (loss) for the year has been arrived at after charging:

Directors and key management’s remuneration:
- Salary	7,906	4,088	3,996	576
- Retirement benefit scheme contributions	48	52	50	7
- Share-based payments	—	—	—	—

Total directors and key management’s remuneration	7,954	4,140	4,046	583
Other staff costs	290,393	260,006	244,203	35,173
Retirement benefit scheme contributions, excluding those of directors and key management	34,566	33,119	30,424	4,382

Total staff costs	332,913	297,265	278,673	40,138

Cost of inventories recognized as an expense included in:
- Cost of sales	2,744,896	2,081,976	1,862,017	268,186
- Sales of scrap materials	407,884	399,391	343,738	49,509
- Research and development expense	84,924	68,668	56,839	8,187

Total cost of inventories recognized as an expense	3,237,704	2,550,035	2,262,594	325,882

Amortization of prepaid lease payments	9,425	9,425	9,425	1,357
Depreciation of property, plant and equipment	128,816	131,277	154,783	22,293
Loss on disposal of property, plant and equipment	22	13	105	15

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

10.	EARNINGS (LOSS) PER SHARE

The calculation of the basic and diluted earnings (loss) per share attributable to owners of the Company is based on the following data:

	2014	2015	2016	2016
Earnings (Loss)
Profit (loss) for the year attributable to owners of the Company (RMB’000)	79,227	(28,567)	(25,924)	(3,734)

Number of shares

Weighted average number of ordinary shares for the purposes of basic earnings (loss) per share	206,500,000	206,500,000	206,500,000	206,500,000
Effect of dilutive potential ordinary shares Share incentive plan –restricted shares (Note 25 (ii)(b))	—	—	—	—

Weighted average number of ordinary shares for the purpose of diluted earnings (loss) per share	206,500,000	206,500,000	206,500,000	206,500,000

Earnings (loss) per share
Basic - RMB	0.38	(0.14)	(0.13)	(0.02)

Diluted - RMB	0.38	(0.14)	(0.13)	(0.02)

The computation of diluted earnings (loss) per share in 2014, 2015 and 2016 does not assume the exercise of the Company’s share options under the share incentive plan as the exercise price of those options is higher than the average market price for shares (see Note 25(ii)(a)).

11.	DIVIDENDS

The directors of the Company do not recommend the payment of a dividend for the years ended December 31, 2014, 2015 and 2016.

12.	INVENTORIES

	As of December 31,
	2015	2016	2016
	RMB’000	RMB’000	US$’000

Raw materials	79,197	51,060	7,354
Work in progress	81,831	71,399	10,284
Finished goods	20,877	16,281	2,345

	181,905	138,740	19,983

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

13.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2015	2016	2016
	RMB’000	RMB’000	US$’000
Trade receivables	416,232	438,751	63,193
Prepayments to raw material suppliers	84,920	123,765	17,826
Receivables from sales of scrap materials	53,556	77,496	11,162
Value-added tax receivable	51,068	48,698	7,014
Income tax recoverable	5,579	5,069	730
Other receivables	2,063	2,077	299

	613,418	695,856	100,224

The Group allows its trade customers an average credit period of 30 to 90 days (2015: 30 to 90 days). The following is an aged analysis of trade receivables presented based on the invoice date at the end of each reporting period, which approximated the respective revenue recognition dates.

	As of December 31,
	2015	2016	2016
	RMB’000	RMB’000	US$’000

0 - 30 days	239,394	250,559	36,088
31 - 60 days	140,780	143,347	20,646
61 - 90 days	36,058	44,845	6,459

	416,232	438,751	63,193

Before accepting any new customers, the Group assesses the potential customer’s credit quality and defines its credit limits based on the customer’s scale of operations and reputation in the industry.

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	As of December 31,
	2015	2016	2016
	RMB’000	RMB’000	US$’000
Neither past due nor impaired	416,232	438,751	63,193

Past due but not impaired
Less than 1 month past due	—	—	—
1 to 3 months past due	—	—	—

	416,232	438,751	63,193

Trade receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default. The Group does not hold any collateral over these balances.

As of December 31, 2015 and 2016, there was no trade receivable past due that have not been impaired.

Trade receivables denominated in currency other than the functional currency of the relevant group entities are set out below:

	2015	2016	2016
	RMB’000	RMB’000	US$’000

US$	26,718	30,600	4,407

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

14.	PREPAID LEASE PAYMENTS

	As of December 31
	2015	2016	2016
	RMB’000	RMB’000	US$’000
The Group’s prepaid lease payments comprise were analyzed for reporting purposes as:
Non-current assets	385,874	376,449	54,220
Current assets	9,425	9,425	1,357

	395,299	385,874	55,577

	As of December 31
	2015	2016	2016
	RMB’000	RMB’000	US$’000
Beginning of the year	404,724	395,299	56,934
Amortization charge for the year	(9,425)	(9,425)	(1,357)

End of the year	395,299	385,874	55,577

Prepaid lease payments represent the rights to use the land (the “Land Use Rights”) in the PRC acquired by the Group. They are amortized over the term of the Land Use Rights on a straight line basis. No impairment loss was made to the carrying amounts of the prepaid lease payments for the years ended December 31, 2014, 2015 and 2016.

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

Bank balances and cash

These represent cash and short-term bank deposits with an original maturity of three months or less. Bank balances and cash included fixed bank deposits with with an original maturity period of three months or less totaled RMB360,000,000 (US$51,851,000), which carried fixed interest rate of 1.35% at December 31, 2016 (2015: RMB320,000,000). Cash at banks earns interest at floating rates based on daily bank deposit rates.

The pledged bank deposits, fixed bank deposits with maturity period over three months and bank balances carried fixed interest at the end of the reporting period as follows:

	2015	2016

Range of interest rates (per annum)	0.35% - 1.80%	0.35% - 1.55%

The pledged bank deposits, fixed bank deposits with maturity period over three months and bank balances that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	2015	2016	2016
	RMB’000	RMB’000	US$’000

US$	250	1,409	203
Hong Kong Dollar (“HK$”)	171	44	6

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

16.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
As of January 1, 2015	733,301	896,570	6,715	18,063	542,636	2,197,285
Additions	81	81,501	35	374	30,100	112,091
Transfer	219,393	258,015	—	—	(477,408)	—
Disposals	—	(70)	(17)	(245)	—	(332)

As of December 31, 2015	952,775	1,236,016	6,733	18,192	95,328	2,309,044
Additions	485	22,578	5	85	4,704	27,857
Transfer	—	24,522	—	—	(24,522)	—
Disposals	—	(3,318)	—	—	—	(3,318)

As of December 31, 2016	953,260	1,279,798	6,738	18,277	75,510	2,333,583

ACCUMULATED DEPRECIATION AND IMPAIRMENT
As of January 1, 2015	203,797	450,789	4,627	12,505	—	671,718
Provided for the year	40,318	88,347	676	1,936	—	131,277
Eliminated on disposal	—	(20)	(16)	(233)	—	(269)

As of December 31, 2015	244,115	539,116	5,287	14,208	—	802,726
Provided for the year	48,366	104,546	516	1,355	—	154,783
Eliminated on disposal	—	(3,213)	—	—	—	(3,213)

As of December 31, 2016	292,481	640,449	5,803	15,563	—	954,296

CARRYING VALUE
As of December 31, 2015	708,660	696,900	1,446	3,984	95,328	1,506,318

As of December 31, 2016	660,779	639,349	935	2,714	75,510	1,379,287

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

As of December 31, 2016	95,172	92,085	135	391	10,876	198,659

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

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

As of December 31, 2016 and 2015, the Group has not yet obtained property ownership certificate for a portion of its buildings having a carrying amount of RMB191,698,000 (US$27,610,255) and RMB200,891,000, respectively. However, in the opinion of the directors of the Company, the absence of such ownership certificates has no material impact to the ownership of such properties to the Group. The directors expect that they will obtain the property ownership rights by December 2017.

No impairment loss was made to the carrying amounts of the property, plant and equipment for the years ended December 31, 2014, 2015 and 2016.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

17.	DEFERRED TAXATION

The following are the major deferred tax (assets) liabilities recognized and movement thereon during the current and prior reporting periods.

					Fair value
					adjustments
					on acquisition
		Undistributed		Fair value	of Zhengxing
	Unrealized	profits		adjustment	Wheel
	profit in	of PRC	Deferred	on trade	other than
	inventories	subsidiaries	income	names	trade names	Tax loss	Others*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2015	(1,185)	53,355	(1,634)	4,250	20,473	(7,026)	5,488	73,721
Charge (credit) to profit or loss	883	—	120	—	(493)	(8,682)	3,777	(4,395)

At December 31, 2015	(302)	53,355	(1,514)	4,250	19,980	(15,708)	9,265	69,326
Charge (credit) to profit or loss	(235)	—	119	—	(562)	(7,578)	380	(7,876)

At December 31, 2016	(537)	53,355	(1,395)	4,250	19,418	(23,286)	9,645	61,450

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At December 31, 2016	(77)	7,685	(201)	612	2,797	(3,354)	1,389	8,851

*	Others include impairment loss on property, plant and equipment, and interest expense capitalized in construction in progress.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

17.	DEFERRED TAXATION – continued

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances in the consolidated statements of financial position for financial reporting purposes:

	As of December 31,
	2015	2016	2016
	RMB’000	RMB’000	US$’000

Deferred tax assets	(15,958)	(23,836)	(3,433)
Deferred tax liabilities	85,284	85,286	12,284

	69,326	61,450	8,851

At the end of each reporting period, the Group had the followings unused tax losses:

	As of December 31,
	2015	2016	2016
	RMB’000	RMB’000	US$’000

Unused tax losses	97,701	140,427	20,226

As of December 31, 2016 and 2015, a deferred tax asset has been recognized in respect of RMB130,747,000 (US$18,831,000) and RMB89,934,000 of such losses, respectively. No deferred tax asset in relation to unused tax losses has been recognized in respect of the remaining RMB9,680,000 and RMB7,767,000 to the years ended December 31, 2016 and 2015, respectively, due to the unpredictability of future profit streams. The unused tax losses could be carried forward to offset future taxable profit for five years from the year of origination and will expire at various dates up to and including 2020.

As of December 31, 2015, unused tax loss for which no deferred tax asset has been recognized of RMB7,767,000 will expire in 2019. As of December 31, 2016, unused tax loss for which no deferred tax asset has been recognized of RMB9,680,000 will expire in 2020.

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

The aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2016 and 2015 were RMB1,157,854,000 (US$166,766,000) and RMB1,178,549,000), respectively, as the Group is able to control the timing of the reversal of such temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

18.	INTANGIBLE ASSETS

	RMB’000	US$’000
COST
As of January 1, 2014, December 31, 2016 and 2015	17,000	2,449

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

The recoverable amounts of the intangible assets have been determined by using value-in-use calculation. Having regard to the future plan of the Group, no impairment loss was made to the carrying amounts of the intangible assets for the years ended December 31, 2015 and 2016.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

19.	TRADE AND OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2015	2016	2016
	RMB’000	RMB’000	US$’000
Trade payables	61,724	116,425	16,769
Bills payable - secured (see Note 15)	282,000	321,000	46,234

	343,724	437,425	63,003

Deposits from distributors	167,800	158,300	22,800
Payables in respect of acquisition of property, plant and equipment	13,013	7,475	1,077
Other tax payables	22,029	7,513	1,082
Advances from an unrelated party (note)	7,268	983	142
Accrued staff costs	28,867	29,882	4,304
Accrued transportation costs	12,389	16,104	2,319
Accrued utilities expenses	4,124	4,991	719
Deferred income (see Note 22)	796	796	115
Others	6,912	5,164	741

	263,198	231,208	33,299

	606,922	668,633	96,302

Note: The advances from an unrelated party are unsecured, interest free and repayable on demand.

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

21.	SHORT-TERM BANK BORROWINGS

	As of December 31,
	2015	2016	2016
	RMB’000	RMB’000	US$’000

Fixed-rate bank borrowings	558,000	558,000	80,369

Analyzed as:
Secured	180,000	180,000	25,925
Unsecured	378,000	378,000	54,444

	558,000	558,000	80,369

Bank borrowings carried the following range of interest rates at the end of the respective reporting period:

	2015	2016

Fixed-rate bank borrowings	4.4% - 5.6%	4.4%

All the Group’s bank borrowings are carried at amortized costs and are denominated in RMB.

Details of assets pledged in respect of the Group’s secured bank borrowings are set out in Note 26. As of December 31, 2016 and 2015, bank borrowings of RMB558,000,000 (US$80,369,000) and RMB558,000,000, respectively, are guaranteed by certain subsidiaries of the Company.

One of the banking facilities are subject to the fulfillment of covenants. If the Group were in breach of the covenants, the drawn down facilities would become repayable on demand. The Group regularly monitors its compliance with these covenants, is up to date with the scheduled repayments of the term loans and does not consider it probable that the banks will exercise their discretion to demand repayment so long as the Group continues to meet these requirements. Further details of the Group’s management of liquidity risk are set out in Note 30. As at 31 December 2016 and 2015 none of the covenants relating to drawn down facilities had been breached.

22.	DEFERRED INCOME

Deferred income represents government subsidy received in support of the Group’s plant and production capacity expansion. Government subsidy of RMB15,000,000 received by the Group in 2009 has been recognized as deferred income and released to income on a straight-line basis over the useful lives of the related assets of 20 years. As of December 31, 2016 and 2015, non-current deferred income was RMB8,496,000 (US$1,224,000) and RMB9,292,000, respectively, and current portion of deferred income of RMB796,000 (US$115,000) and RMB796,000), respectively, was included in trade and other payables and accruals (Note 19).

23.	SHARE CAPITAL

	Number of shares	Amount	Amount
		RMB’000	US$’000
Authorized:
As of January 1, 2015, December 31, 2015 and 2016 of US$0.0001 each	500,000,000	340

Issued at nominal value:
As of January 1, 2015, December 31, 2015 and 2016	206,500,000	136	20

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

24.	CAPITAL COMMITMENTS

	As of December 31,
	2015	2016	2016
	RMB’000	RMB’000	US$’000
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of:
- acquisition of property, plant and equipment	1,117	1,965	283

25.	SHARE-BASED PAYMENT TRANSACTIONS

(i)	Restricted shares awarded by Newrace

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

The award of Newrace Restricted Shares is regarded as a contribution by the Company’s equity participant. No share-based payment expense was recognized for the years ended December 31, 2014, 2015 and 2016 in relation to the Newrace Restricted Shares with reference to their vesting period, with a corresponding credit to the Company’s capital reserve account.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

25.	SHARE-BASED PAYMENT TRANSACTIONS - continued

(ii)	Share Incentive Plan (the “Plan”) - continued

•	In the case of SAR, the base appreciation amount shall not be less than 100% of the quoted market value of the Share on the New York Stock Exchange on the date of grant.

•	In the case of other Awards, the purchase price shall be determined by the Administrator.

(a)	On August 17, 2011 (the “Grant Date”), pursuant to the Plan and in accordance with an employment agreement with a management executive of the Company, the Company granted the management executive Share Option to subscribe for a total of 1,032,200 Shares at an exercise price of US$1.175 per share (being the market value of the Shares on the Grant Date). One-third of the Shares subject to the Share Options shall vest on December 17, 2011 (the “Vesting Commencement Date”), with the remaining Shares vesting ratably on a monthly basis for the twenty four month period following the Vesting Commencement Date. As of December 31, 2016 and 2015, the number of exercisable option shares was 1,032,200.

The following table discloses movements in the Company’s Share Option during the years ended December 31, 2015 and 2016:

Date of grant	Vesting period	Exercise price		Exercisable period	Fair value of each option

8.17.2011	8.17.2011 to 12.17.2013	US$	1.175	12.18.2011 to 8.17.2019	US$	0.4807 to US$0.4993

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

No share-payment expenses was recognized for the years ended December 31, 2014, 2015 and 2016, respectively in relation to the Share Option and the restricted share units with reference to their vesting period.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

26.	PLEDGE OF ASSETS

At the end of each reporting period, the carrying value of the Group’s assets which were pledged to secure credit facilities granted to the Group are as follows:

	As of December 31,
	2015	2016	2016
	RMB’000	RMB’000	US$’000

Bank deposits	28,200	32,100	4,623
Property, plant and equipment	71,761	65,756	9,471
Prepaid lease payments	60,736	59,196	8,526

	160,697	157,052	22,620

27.	RETIREMENT BENEFIT PLANS

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

The amount of contributions to retirement benefit scheme was RMB34,614,000 and RMB33,171,000 and RMB30,474,000 (US$4,389,000) for the years ended December 31, 2014, 2015 and 2016, respectively.

28.	RELATED PARTY DISCLOSURES

Compensation of key management personnel

The emoluments of directors of the Company and other members of key management during the years ended December 31, 2014, 2015 and 2016 are set out in Note 9.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

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

The Group manages capital risk by reference to total equity compared with total borrowings. As of December 31, 2015 and 2016, these metrics were as follows:

	As of December 31,
	2015	2016	2016
	RMB’000	RMB’000	US$’000

Bank borrowings	558,000	558,000	80,369
Advances from an unrelated party	7,268	983	142
Amount due to a shareholder	11,679	1,398	201

Total borrowings	576,947	560,381	80,712

Total Equity	2,563,494	2,537,570	365,487

	2015	2016

Debt (total liabilities) to equity ratio	49.6%	52.1%

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

30.	FINANCIAL INSTRUMENTS

(a)	Categories of financial instruments

	As of December 31,
	2015	2016	2016
	RMB’000	RMB’000	US$’000
Financial assets
Loans and receivables (including cash and cash equivalents)	1,577,298	1,737,223	250,212

Financial liabilities
Financial liabilities at amortized cost	1,152,928	1,218,987	175,571

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

Sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rates for bank deposits and pledged bank deposits at the end of the reporting periods. The analysis is prepared assuming the amounts outstanding at the end of the reporting periods were outstanding for the whole year. If interest rates had been 10 basis points higher/lower for bank deposits and pledged bank deposits, and all other variables were held constant, the Group’s pre tax loss for the year would have decreased/increased by the following amount:

	2015	2016	2016
	RMB’000	RMB’000	US$’000

Pre-tax loss for the year	525	569	82

The 10 basis points increase or decrease represents management’s assessment of a reasonably possible change in interest rates over the period until the end of the next annual reporting period. The analysis is performed on the same basis for 2015.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

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

The Group’s credit risk is primarily attributable to trade receivables. In order to minimize the credit risk, the management of the Group has assigned a team to be responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Ongoing credit evaluation is performed on the financial condition of customers. In addition, the Group reviews the recoverable amount of each individual trade debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. The Group also requires deposits from its distributors. In this regard, the directors consider that the Group’s credit risk on receivables is significantly reduced.

The Group’s total trade receivables due from the five largest customers accounted for 18.9% and 20.2% of its total trade receivables as of December 31, 2016 and 2015, respectively.

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

Currency risk

The Group has foreign currency sales which expose the Group to risk due to changes in foreign exchange rates. At the end of each reporting period, the carrying amounts of the Group’s monetary assets denominated in a currency other than the functional currency of the relevant entities were as follows:

	As of December 31,
	2015	2016	2016
	RMB’000	RMB’000	US$’000

Assets (HK$)	171	44	6
Assets (US$)	26,968	32,009	4,610
Liabilities (US$)	11,679	1,398	201

Sensitivity analysis

The Group’s foreign currency risk is mainly concentrated on the fluctuation of US$ and HK$. The following table details the Group’s sensitivity to a 5% increase and decrease in RMB against the relevant foreign currencies. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the years end for a 5% change. On this basis, if RMB depreciates against foreign currencies by 5%, the Group’s pre-tax loss for the year would have decreased/increased by the following amount, and vice versa.

	2015	2016	2016
	RMB’000	RMB’000	US$’000

Pre-tax loss for the year	773	1,533	221

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of the reporting period. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of next annual reporting period. The analysis is performed on the same basis for 2015.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

30.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure at the end of the reporting period does not reflect the exposure during the year.

Liquidity risk

The Group’s policy is to regularly monitor and maintain a level of cash and cash equivalents deemed adequate by management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of borrowings, its liquidity requirements and its compliance with lending covenants to ensure that it maintains sufficient amount of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The following tables detail the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest dates on which the Group can be required to pay. The tables include both interest and principal cash flows.

	Weighted average effective interest rate	On demand/ less than 3 months	3 months to 1 year	Total undiscounted cash flows	Carrying amount	Carrying amount
	%	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As of December 31, 2015
Non-derivative financial liabilities
Trade and other payables	—	451,249	132,000	583,249	583,249
Bank borrowings - fixed rate	5.61	259,569	310,416	569,985	558,000
Amount due to a shareholder		11,679	—	11,679	11,679

		722,497	442,416	1,164,913	1,152,928

As of December 31, 2016
Non-derivative financial liabilities
Trade and other payables		482,690	176,900	659,590	659,590	95,001
Bank borrowings – fixed rate	4.35%	259,168	310,160	569,328	558,000	80,369
Amount due to a shareholder		1,398	—	1,398	1,398	201

		743,256	487,060	1,230,316	1,218,988	175,571

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

No disclosure of fair value is required as all of the Group’s financial assets and liabilities are carried at amounts not materially different from their fair values as of December 31, 2015 and 2016.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

31.	OPERATING LEASES

The Group as lessee

	Year ended December 31,
	2015	2016	2016
	RMB’000	RMB’000	US$’000
Minimum lease payments paid under operating leases during the year:
Office premises	85	—	—

At the end of each reporting period, the Group had no commitments for future minimum lease payments under non-cancellable operating leases in respect of office premises.

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases of office properties are negotiated for an average term of 3 years with fixed rentals.

32.	LITIGATIONS

In February 2014, three minority shareholders of the Company (the “Claimants”) filed a claim against the Company in the Eastern Caribbean Supreme Court of the British Virgin Islands alleging that affairs of the Company had been conducted in a manner oppressive to them as minority shareheolders (the “Claim”). In November 2014, the Claimants served an amended claim (the “Re-Amended Claim) on the Company and included three other defendants to the proceedings, including the chairman of the Company. The Company served its Defense in response to the Claim on April 28, 2014 and its Amended Defense in response to the Re-Amended Claim on January 23, 2015. Specifically, the Claim arose from a restructuring proposal made by the chairman of the Company and the other defendants (collectively, the “Consortium”) to the Company on November 23, 2013, which was subsequently withdrawn by the Consortium on July 18, 2014.

On February 17, 2017, the Company, the Consortium and the Claimants reached a confidential agreement to settle the Claim.

In consideration of the terms of settlement, the Claimants agreed to discontinue their claims against the Company and the Consortium without any presumption or admission of liability or any wrongdoing on the part of the Company and the Consortium. The Company is a party to the settlement but does not have the obligation to make any payment to the Claimants, nor will the settlement affect the Company’s business operations. Each party had also agreed to be responsible for their own legal costs.

33.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the board of directors and authorized for issue on April 28, 2017.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Profit or Loss and Other Comprehensive Loss

For the years ended December 31, 2014, 2015 and 2016

	2014	2015	2016
	RMB’000	RMB’000	RMB’000

Other income	—	—	—
Net exchange gain (loss)	(75)	(3,265)	(3,196)
Administrative expenses	(14,502)	(6,821)	(4,768)

Loss and total comprehensive loss for the year	(14,577)	(10,086)	(7,964)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Financial Position

	As of December 31,
	2015	2016
	RMB’000	RMB’000
ASSETS
Current assets
Prepayments	13	17
Bank balances	139	51

	152	68

Non-current asset
Investment in a subsidiary	940,198	940,198

Total assets	940,350	940,266

EQUITY AND LIABILITIES
Current and total liabilities
Other payables	13,061	6,701
Amount due to a shareholder	11,679	1,398
Amount due to a subsidiary	49,299	73,820

	74,039	81,919

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 ordinary shares issued and outstanding as of December 31, 2015 and 2016)	136	136
Additional paid-in capital	392,076	392,076
Reserves	474,099	466,135

Total equity	866,311	858,347

Total equity and liabilities	940,350	940,266

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Changes in Equity

For the years ended December 31, 2014, 2015 and 2016

	Share capital	Additional paid in capital	Capital reserve	Share incentive plan reserve	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2014	136	392,076	560,892	3,110	(65,240)	890,974
Loss and total comprehensive loss for the year	—	—	—	—	(14,577)	(14,577)

As of December 31, 2014	136	392,076	560,892	3,110	(79,817)	876,397
Loss and total comprehensive loss for the year	—	—	—	—	(10,086)	(10,086)

As of December 31, 2015	136	392,076	560,892	3,110	(89,903)	866,311
Loss and total comprehensive loss for the year					(7,964)	(7,964)

As of December 31, 2016	136	392,076	560,892	3,110	(97,867)	858,347

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Cash Flows

For the years ended December 31, 2014, 2015 and 2016

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES
Loss for the year	(14,577)	(10,086)	(7,964)
Adjustment for share-based payments	—	—
Exchange loss	—	2,911	2,601

Operating cash flows before movements in working capital	(14,577)	(7,175)	(5,363)
Decrease (increase in prepayments	168	2	(4)
(Decrease) increase in other payables	(1,651)	543	(6,360)

NET CASH USED IN OPERATING ACTIVITIES	(16,060)	(6,630)	(11,727)

FINANCING ACTIVITIES
Advance from a subsidiary	10,028	361	21,911
Repayment to a shareholder	—	—	(14,736)
Advance from a shareholder	5,507	6,172	4,455

NET CASH FROM FINANCING ACTIVITIES	15,535	6,533	11,630

NET DECREASE IN CASH AND CASH EQUIVALENTS	(525)	(97)	(97)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	563	161	139

EFFECT OF CHANGE IN FOREIGN CURRENCY RATE	123	75	9

CASH AND CASH EQUIVALENTS AT END OF THE YEAR
- representing bank balances	161	139	51

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

As of December 31, 2015 and 2016, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Group’s consolidated financial statements, if any.

For all years presented, there were no cash dividends paid to the Company by its consolidated subsidiaries.