Form 20-F
period 2017-12-31
China Zenix Auto International Ltd
filed 2018-04-27
CIK 1506756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “consider,” “continue,” “estimate,” “expect,” “forecast”, “going forward,” “intend,” “ought to,” “plan,” “potential,” “predict”, “project,” “propose,” “seek,” “can,” “could,” “may,” “might,” “will,” “would,” “shall,” “should,” “is / are likely to,” and the negative forms of these words or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

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

The following selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated statements of financial position data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2013 and 2014, and the selected consolidated statements of financial position data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

You should read the selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and Item 5 “Operating and Financial Review and Prospects.” Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2013		2014		2015		2016		2017		2017
	RMB		RMB		RMB		RMB		RMB		US$
	(in thousands, except per share data)
Selected Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue		3,802,308		3,334,355		2,445,756		2,249,533		2,830,987		435,115
Cost of sales		(3,011,615)		(2,744,896)		(2,081,976)		(1,862,017)		(2,449,399)		(376,466)

Gross profit		790,693		589,459		363,780		387,516		381,588		58,649
Other income, gain and loss		27,300		25,781		16,410		11,680		21,171		3,254
Net exchange (loss) gain		(7,438)		1,664		5,793		2,546		(3,521)		(541)
Selling and distribution costs		(274,825)		(253,846)		(212,273)		(181,911)		(173,800)		(26,713)
Research and development expenses		(91,632)		(98,040)		(51,253)		(84,639)		(57,419)		(8,825)
Administrative expenses		(142,495)		(149,481)		(136,681)		(139,377)		(130,203)		(20,012)
Finance costs		(26,003)		(17,606)		(15,913)		(21,387)		(21,375)		(3,285)

Profit (loss) before taxation		275,600		97,931		(30,137)		(25,572)		16,441		2,527
Income tax (expense) credit		(42,947)		(18,704)		1,570		(352)		(7,389)		(1,136)

Profit (loss) and total comprehensive income (loss) for the year		232,653		79,227		(28,567)		(25,924)		9,052		1,391

Profit (loss) and total comprehensive income (loss) attributable to:
Owners of the Company		232,653		79,227		(28,567)		(25,924)		9,052		1,391

Earnings (loss) per share
Basic	RMB	1.13	RMB	0.38	RMB	(0.14)	RMB	(0.13)	RMB	0.04	US$	0.01
Diluted	RMB	1.13	RMB	0.38	RMB	(0.14)	RMB	(0.13)	RMB	0.04	US$	0.01

Earnings (loss) per ADS
Basic	RMB	4.51	RMB	1.53	RMB	(0.55)	RMB	(0.50)	RMB	0.18	US$	0.03
Diluted	RMB	4.51	RMB	1.53	RMB	(0.55)	RMB	(0.50)	RMB	0.18	US$	0.03

Dividend declared and paid per share		—		—		—		—		—		—

	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statements of Financial Position Data:
ASSETS
Current assets
Inventories	394,758	382,067	181,905	138,740	178,034	27,363
Trade and other receivables and prepayments	971,806	921,653	613,418	695,856	900,162	138,352
Prepaid lease payments	9,425	9,425	9,425	9,425	9,425	1,449
Pledged bank deposits	76,600	59,100	28,200	32,100	35,200	5,410
Fixed bank deposits with maturity period over three months	160,000	260,000	260,000	290,000	290,000	44,572
Bank balances and cash	748,744	556,990	817,247	896,799	751,612	115,521

Total current assets	2,361,333	2,189,235	1,910,195	2,062,920	2,164,433	332,667

Non-current assets
Property, plant and equipment	1,494,848	1,525,567	1,506,318	1,379,287	1,272,774	195,622
Prepaid lease payments	404,724	395,299	385,874	376,449	367,024	56,411
Deposits paid for acquisition of property, plant and equipment	21,540	1,590	—	—	—	—
Deferred tax assets	4,365	4,356	15,958	23,836	25,500	3,919
Intangible assets	17,000	17,000	17,000	17,000	17,000	2,613

Total non-current assets	1,942,477	1,943,812	1,925,150	1,796,572	1,682,298	258,565

Total assets	4,303,810	4,133,047	3,835,345	3,859,492	3,846,731	591,232

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	1,132,172	938,251	606,922	668,633	635,425	97,663
Amount due to a shareholder	—	5,507	11,679	1,398	8,742	1,344
Taxation payable	10,977	1,063	674	109	3,573	549
Short-term bank borrowings	558,000	508,000	558,000	558,000	558,000	85,763

Total current liabilities	1,701,149	1,452,821	1,177,275	1,228,140	1,205,740	185,319

Non-current liabilities
Deferred income	10,885	10,088	9,292	8,496	7,699	1,183
Deferred tax liabilities	78,942	78,077	85,284	85,286	86,670	13,321

Total non-current liabilities	89,827	88,165	94,576	93,782	94,369	14,504

Total liabilities	1,790,976	1,540,986	1,271,851	1,321,922	1,300,109	199,823

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 shares issued and outstanding as of December 31, 2016 and 2017)	136	136	136	136	136	21
Additional paid in capital	392,076	392,076	392,076	392,076	392,076	60,261
Reserves	2,120,622	2,199,849	2,171,282	2,145,358	2,154,410	331,127

Total equity attributable to owners of the Company	2,512,834	2,592,061	2,563,494	2,537,570	2,546,622	391,409

Total equity and liabilities	4,303,810	4,133,047	3,835,345	3,859,492	3,846,731	591,232

Exchange Rate Information

Our business is primarily conducted in the PRC, and most of our revenue is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts in this annual report were made at the rate of RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2017.

	Noon Buying Rate
	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
2016	6.9430	6.6631	6.4480	6.9580
2017	6.5063	6.7569	6.4773	6.9575
October	6.6328	6.6254	6.5712	6.6533
November	6.6090	6.6200	6.5967	6.6385
December	6.5063	6.5932	6.5063	6.6210
2018
January	6.2841	6.4233	6.2841	6.5263
February	6.3280	6.3183	6.2649	6.3471
March	6.2726	6.3174	6.2685	6.3565
April (through April 27, 2018)	6.2945	6.2859	6.2655	6.3045

Source: The exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

As the PRC economy developed, domestic commercial vehicle sales enjoyed a relatively long period of growth, which helped drive the domestic sales of our products. In the second half of 2014, a slowdown in the PRC economy resulted in a reduction of construction and infrastructure related activities, which led to a sluggish demand in our aftermarket segment. In the second half of 2014, our OEM sales also decreased as truck manufacturers cut back on new vehicle production in light of the looming switch from the National III to the National IV emission standard and corresponding need to decrease inventory of National III compliant vehicles prior to launching National IV compliant vehicles. In 2015, the PRC economy again slowed down significantly. The lowest rate of increase in the last 15 years in construction and infrastructure related activities led to a significant decline in truck sales, especially in the medium- and heavy-duty truck sectors. A lack of investment in infrastructure and real estate projects compared to previous trends also led to a continued weakness in our aftermarket segment. In 2016, truck sales and steel rim sales rebounded slightly. However, as steel prices continued to drop, selling prices for our products was still slightly lower compared to last year. Furthermore, with a record low national GDP of 6.7%, the PRC economic slowdown led us to experience sluggish aftermarket sales and a decrease in sales volume and prices in 2016. In 2017, the trend was reversed, as reflected by an increase in demand in the domestic OEM truck market due to a combination of the Chinese government’s stricter implementation of anti-overloading regulations, resurgence of construction and infrastructure related activities, and emerging replacement demand. Likewise, demand for our tubeless steel wheel, industrial wheel and aluminum wheel products experienced strong growth due to the Chinese government’s emphasis on emission control and road safety. However, gross margins were affected by sharply rising steel prices, despite an upward adjustment of the selling prices for our products in the second half of 2017.

Outside of the PRC, our sales to the Indian market, which represented a significant portion of our international sales in early years, significantly decreased in 2014. On the other hand, we gained new headway in the Southeast Asian market, particularly with respect to Thailand. In early 2015, our international sales decreased due to lower selling prices despite stable unit sales as a result of the Renminbi depreciation and competitive pricing. In the second half of 2015, currency depreciation in Southeastern Asian countries, including Thailand, Indonesia and Myanmar, also weakened the demand from these markets. In 2016, the global economic downturn and market turmoil, compounded by the slowdown of economic development in Southeast Asian countries and intense competition in the export market, led to decreases in our international sales and pricing. While the international demand for our products remains depressed, the pricing for products has gone up to reflect rising raw material costs, particularly steel.

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

We rely on our major customers. In 2015, 2016 and 2017, the aggregate sales to our five largest customers (including the PRC aftermarket, PRC OEMs and international sales) accounted for 17.8%, 18.0% and 24.6% of our revenue, respectively. For example, Anhui Jianghuai Automobile Group, our largest customer worldwide in 2015, 2016 and 2017 accounted for 4.6%, 5.9% and 9.2% of our revenue for 2015, 2016 and 2017, respectively. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2017, such network consisted of 3,547 distributors in the PRC, including 23 tier-one distributors, 2,308 exclusive tier-two distributors and 1,216 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. In addition, we sell our products outside the PRC to international distributors in the aftermarket, primarily in Vietnam and more than 27 other countries worldwide.

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

We are required under International Financial Reporting Standards to test for impairment on tangible and intangible assets annually or more frequently when events or changes in circumstances indicate the carrying value may not be recoverable. Our tangible and intangible assets may be impaired when we incur losses, which was the case in 2016. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our tangible and intangible assets is determined.

We may be unable to maintain, renew or develop business relationships with current or future distributors, and our tier-one distributors may be unable to maintain, renew or develop their relationships with tier-two distributors, and any of such factors could lead to a reduction of our revenue or our revenue growth.

A significant portion of our revenue comes from distributors, on which we exclusively rely to reach the aftermarket in the PRC. We have 23 tier-one distributors in the PRC, with whom we have direct contractual relationships. In turn, these tier-one distributors resell our products to tier-two distributors. Our five largest tier-one distributors accounted for 16.2%, 15.0% and 10.6% of our revenue in 2015, 2016 and 2017, respectively. We believe that we will continue to generate a significant portion of our revenue from sales to our tier-one distributors in the PRC.

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

Our products are mainly sold in the PRC, but international sales to Vietnam and more than 27 other countries worldwide, to international distributors are significant, accounting for 17.9%, 16.5% and 13.7% of our revenue in 2015, 2016 and 2017, respectively. As a result, our operations and financial performance are affected by the social, economic, political and regulatory conditions in these countries and countries where we may operate or where our products may be sold in the future. Furthermore, regulations and policies affecting trade and bilateral relations between the PRC and the countries and regions to which we export our products can adversely affect our international sales in those countries and regions.

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

In addition, we have faced trade barriers in our international markets. For example, the Indian government initiated proceedings in 2006 to impose anti-dumping duties on Indian companies for importing steel wheel products from the PRC primarily in an attempt to protect local Indian steel wheel manufacturers, which generally do not offer steel wheels at the prices that we and our PRC competitors are able to offer in India. We participated in the relevant investigation and proceedings initiated by the Indian government, which ended in 2007. As a result of our efforts, Indian importers are subject to a lower import tax rate when importing from us compared to some of our PRC competitors. The Indian government initiated similar proceedings in 2012 and increased the anti-dumping duties from 14,710 Indian Rupees per ton in 2012 to 30,700 Indian Rupees per ton in 2013, which has resulted in a substantial decrease in our sales to the Indian market. Because of these duties and the recession of the Indian economy which was brought on in part by the depreciation of Indian Rupee, we nearly ceased our sales to the Indian market by 2014. We and our products may from time to time be subject to further import taxes or anti-dumping duties in India and other countries where our products are sold, which could have an adverse impact on the prices and sales of our products in those countries. In addition, responding to any initiation of protection measures against us or our products in our international markets may significantly divert the resources and attention of our management.

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

The U.S. Department of the Treasury’s Office of Foreign Assets Control administers U.S. economic sanctions, which restrict U.S. persons and, under limited circumstances, foreign entities, in conducting activities, transacting business with or making investments in certain countries, governments, entities and individuals that are the subject of U.S. economic sanctions. U.S. persons are also generally prohibited from facilitating such activities or transactions engaged in by non-U.S. persons.

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

We believe that, under their current terms, U.S. economic sanctions do not apply to our historical activities with respect to the sanctioned countries named above. Nonetheless, we have decided not to engage in any sales to non-U.S. distributors located in any countries that are subject to U.S. economic sanctions and have implemented measures to prevent any future sales of our products to any sanctions targets.

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

Our principal raw material is steel, which accounts for substantially all of our current total raw material requirements. We source steel from a handful of key suppliers in the PRC, with whom we typically enter into annual supply agreements. In addition, we purchase from a limited number of suppliers a majority of our locking rings, a key component used in our production of tubed steel wheels.

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

Steel, the key material for our products is a commodity with frequently fluctuating prices. In addition to steel, utilities, particularly electricity, are another significant input in our manufacturing process. Given the strong sales of our aluminum wheel products and our intention to develop this product segment, our demand for aluminum will increase as well.

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

As we operate in a highly competitive industry, we currently face competition from other manufacturers of steel and aluminum wheels in the PRC. In the PRC market, we primarily compete with companies such as Shandong Xingmin Wheel, Dongfeng Motor Wheel, Changchun FAWAY Automobile Components, Xiamen Sunrise Wheel and Alcoa Inc, Zhejiang Jingu Company Limited. In the international market, we primarily compete with various local wheel manufacturers at each of our sales region. Our success depends, among other things, on our ability to maintain and improve our products and production capabilities to meet the needs of our existing and new customers. In particular, there is intense competition for a limited number of OEM customers. If our products do not meet the requirements of our existing and new customers, if our competitors offer better products or more competitive prices for similar products or if our products otherwise fail to compete successfully in the industry, our financial performance may be adversely affected.

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

There are changing demands within the commercial vehicle wheel market, such as shifts from certain types of wheels to others. Our business, financial condition, results of operations and prospects may be materially and adversely affected if we fail to meet such changing market demands.

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

These and other market changes may alter the demand for certain of our existing and planned products. We anticipate incurring significant costs to appropriately accommodate such changing market trends. For example, we developed a new type of energy-saving and environmentally friendly “Tulou Steel wheel” wheel and aluminum wheel for various types of vehicles such as high-end minibuses, and devoted substantial efforts toward the promotion of these products, including cooperating with large logistics companies in the PRC to allow their customers to test-install and try out our light-weight wheels. We have devoted significant financial and other resources to these activities and expect to incur additional costs in the future. Furthermore, we may not be successful in keeping up with or foreseeing the changing demands in the market, and we may not otherwise realize the full benefit of our investments made in anticipation of any particular market trend. Although we actively engage in research and development activities to keep up with changing market demands, we cannot assure you that we will successfully meet future market demands. Any of these factors could adversely affect our business, financial condition, results of operations and prospects.

Our product development efforts may not result in successful new products that meet changing market demands. In particular, our aluminum wheel products may not be successful.

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

We are in the process of ramping up the new aluminum wheel manufacturing facility, for which we purchased the principal equipment and trained a number of technicians during 2014 and began commercial production in the third quarter of 2015. As of December 31, 2017, our manufacturing facilities had a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels, of which 9.5 million units were tubed steel wheels, 5.5 million units were tubeless steel wheels, 33,600 units were off-road steel wheels and 0.5 million units were aluminum wheels. We are in the process of launching a second production line to meet the growing demand for aluminum wheels.

We have significantly expanded our production capacity and are planning to steadily expand our manufacturing facilities further in the long-term depending on market conditions. Demand for our products may exceed our production capacity in future periods, in which case we may be required to further expand our production capacity to maintain or increase our market share. However, such future expansion is subject to significant risks and uncertainties, including:

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

Labor is a key component of our manufacturing operations in the PRC. As the PRC economy continues to develop, its labor force is becoming more educated and is undergoing other demographic changes. Labor law requirements and changing demographic factors may increase our costs of labor in the PRC. As a result, the number of available workers for our manufacturing operations may decrease or such workers may demand higher wages. In addition, increases in the size or number of our competitors or other manufacturing businesses may adversely affect our ability to recruit and retain workers for our own manufacturing operations. Our total staff costs in 2015, 2016 and 2017 were RMB297.3 million, RMB278.7 million and RMB274.5 million (US$42.2 million), which represented 12.2%, 12.4% and 9.7% of our revenue in each of those years, respectively. A significant increase in labor costs for our operations in the PRC could adversely affect our business, financial condition, results of operations and prospects.

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

For our PRC aftermarket sales, our tier-one distributors are required to provide us a credit deposit typically equal to approximately one-month of indicative annual purchase amount. Depending on the actual sales amount, we typically provide our tier-one distributors a credit term of 45 to 55 days from the delivery of our products. We typically provide our OEM customers in the PRC a credit term of 55 to 75 days from the delivery of our products, depending on the sales amount and, in 2014, we extended credit terms to 60 to 90 days to alleviate the stress of some of our OEM customers. For international sales, we typically provide our customers a credit term of 30 days from delivery of our products. For certain new international customers, we require payment of the entire purchase price at the time of purchase. As of December 31, 2015, 2016 and 2017, we had trade receivables of RMB416.2 million, RMB438.8 million and RMB587.5 million (US$90.3 million), respectively, which represented 17.0%, 19.5% and 20.8% of our revenue in each of those years, respectively.

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

Our results of operations have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter as a result of a number of factors, many of which are beyond our control, including, among others:

•	seasonal or periodic fluctuations in our customers’ and end-users’ businesses, which could cause variability or unpredictability in the volume and timing of our customers’ purchase orders;

•	price fluctuations and shortages of raw materials that we purchase from suppliers;

•	the rate and cost at which we are able to expand our internal production capacity to meet customer demand and the timeliness and success of these expansion efforts;

•	foreign currency fluctuations, particularly fluctuations in the exchange rates of the Renminbi and U.S. dollar;

•	our success in maintaining, establishing and expanding customer relationships;

•	changes in our manufacturing costs, selling prices and the relative sales mix of our products;

•	timing of new product or technology developments, announcements, or introductions by us or our competitors and other developments in our competitive environment;

•	changes in the regulatory environment of our industry; and

•	economic, political and other conditions in the PRC and elsewhere.

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

We have developed a large portfolio of intellectual property rights in the PRC to protect the technologies, inventions and improvements significant to our business, and we believe that this portfolio is important for us to maintain a competitive advantage in the marketplace. As of December 31, 2017, we owned a total of 80 patents in the PRC. In addition, we had registered 542 trademarks with China’s Trademark Office as of December 31, 2017, and are currently in the process of applying for 8 additional trademarks in the PRC. We also have a number of trademarks and trademark applications in a number of the countries to which we export our products.

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

Section 404 of the Sarbanes-Oxley Act of 2002 requires public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their annual reports.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2017. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could also result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation. Furthermore, if we fail to maintain effective internal control over financial reporting in the future, we may also need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

Our manufacturing operations are subject to environmental, health and safety regulations. Any actual or alleged violation of these regulations could result in regulatory actions, fines and other penalties, including suspending production or ceasing operations, civil or criminal claims resulting in potentially significant monetary damages, adverse publicity and other negative consequences.

Our production process primarily generates and discharges waste water, waste gas, noise and solid waste, and we are required to comply with certain national and local environmental, health and safety regulations. We believe that we have instituted environmental, health and safety procedures and measures that comply with the relevant regulations in the PRC in all material respects. We also sell certain of our solid waste, such as scrap steel, to third parties, including recycling stations. However, we cannot completely eliminate the environmental, health and safety risks associated with our waste materials. If more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental, health and safety regulations, we could be subject to regulatory actions, fines and other penalties, including suspending production or ceasing operations, civil or criminal claims resulting in potentially significant monetary damages, adverse publicity and other negative consequences, all of which could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.

Our business benefits from certain PRC government tax incentives. Expiration of, or changes to, these incentives and PRC tax laws could have a material adverse effect on our operating results.

Prior to January 1, 2008, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory tax rate of 33.0%. The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation rules issued by the State Council of the PRC, or the State Council, became effective as of January 1, 2008 and was amended on February 24, 2017. The EIT Law provides that all enterprises in the PRC, including foreign-invested companies, are subject to a uniform 25.0% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Accordingly, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory rate of 25.0% after January 1, 2008, except for (i) Zhengxing Wheel, which has been recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2008 to 2019 (ii) Zhengxing Group Langfang Wheel Co., Ltd., which is recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2009 to 2014, (iii) Zhengxing Group Hefei Wheel Co., Ltd., which is recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2010 to 2015, (iv) Hua’an Zhengxing Wheel Co. Limited, which is recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2017 to 2019 and (v) Zhengxing Group Chengdu Wheel Co., Ltd., which has been an entity incorporated in the western region of the PRC in July 2004 and with more than 70.0% of its total income from the business of state-encouraged industry and enjoys a preferential tax rate of 15.0% from its inception in 2004 to 2020.

These preferential income tax rates are subject to periodic review and renewal by PRC authorities. If our subsidiaries fail to maintain their preferential tax statuses, their applicable EIT rate may increase to up to 25.0%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

We also benefit from PRC tax policies designed to encourage exports. In the PRC, steel and aluminum wheels are normally subject to a value-added tax, or VAT, of 17.0% (which will be reduced to 16.0% from May 1, 2018), but we receive a full rebate of or exemption from the VAT for the steel and aluminum wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB80.0 million, RMB61.7 million and RMB64.4 million (US$9.9 million) in 2015, 2016 and 2017, respectively. However, these VAT exemptions and rebates for exported steel wheels may be eliminated by the PRC government. If this occurs, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We had net current assets of RMB732.9 million, RMB834.8 million and RMB958.7 million (US$147.3 million) as of December 31, 2015, 2016 and 2017, respectively. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurred debt could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all. If we have difficulty obtaining sufficient capital for operations or expansion, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Recently enacted tariffs on certain imports into the United States and China, and other potential changes to tariff and import/export regulations may have a negative effect on global economic conditions and our business, financial results and financial condition.

On March 8, 2018, the Trump administration implemented new tariffs on imports of steel and aluminum into the United States, although Canada and Mexico are temporarily exempt pending the outcome of certain trade negotiations and there is flexibility for other countries to be exempted at a later date. These tariffs went into effect on March 25, 2018. Further, there have been ongoing discussions and activities regarding changes to other U.S. trade policies and treaties, including threats by the United States to withdraw from certain treaties and other countries signing new trade agreements without U.S. participation. On April 4, 2018, the Chinese government announced a proposal to impose tariffs on over 100 types of imports from the United States to China. In addition, a number of other countries are threatening to impose tariffs on U.S. imports. These developments may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the China and the United States. Any of these factors could depress economic activity and restrict our access to suppliers or customers and have a material adverse effect on our business, financial condition and results of operations.

These tariffs have just recently been announced and are subject to a number of uncertainties as they are implemented, including future adjustments and changes in the countries excluded from such tariffs. The reaction of other countries, and the impact of these tariffs on the United States, China, the global economy and our business, financial condition and results of operations, cannot be predicted at this time, nor can we predict the impact of any other developments with respect to global trade.

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

We currently conduct our business through our subsidiaries established in the PRC. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. As of December 31, 2017, the accumulated profits of our PRC subsidiaries, that were unrestricted and were available for distribution amounted to RMB1,176.9 million (US$180.9million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Any loans to our PRC subsidiaries are subject to PRC regulations and record-filings. Loans by us to domestic PRC enterprises must be filed with the relevant government authorities and must also be filed with the SAFE or its local counterpart.

Any capital contributions to our PRC subsidiaries must be filed with the Ministry of Commerce of the PRC, or the MOFCOM, or its local counterpart. On August 29, 2008, the State Administration of Foreign Exchange of the PRC, or the SAFE, promulgated the Circular on Issues Relating to the Improvement of Business Operation With Respect to the Administration of Foreign Exchange Capital Payment and Settlement of FIEs, or Circular 142, which regulates the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, the SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules.

On March 30, 2015, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19 and on June 9, 2016, the Circular of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16, which replaced Circular 142 and stipulates that foreign exchange earnings under capital account to which the application of voluntary settlement has been specified by relevant policies may be settled by banks based on the actual operating needs of domestic institutions. PRC enterprises may use its foreign exchange earnings under capital account and the Renminbi funds obtained from the settlement thereof for current account expenditure within the scope of its business, as well as for capital account expenditure permitted by laws and regulations, but the use of equity investment is still restricted.

We cannot assure you that we will be able to obtain these government record-filings on a timely basis, if at all, with respect to our future loans or capital contributions to our direct or indirect subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our consolidated PRC entities, limit the ability of our consolidated PRC entities to distribute profits to us, or otherwise adversely affect us.

On July 4, 2014, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which replaced the Circular on Relevant Issues Concerning Foreign Exchange Control Over Financing and Return Investment of Domestic Residents through Overseas Special Purpose Vehicles, or Circular 75, previously issued in October 2005. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a “special purpose vehicle.” Our current beneficial owners who, to our knowledge, are PRC residents are in the process of registering with the local SAFE branch as required under Circular 37. We cannot, however, provide any assurances that such registration will be completed in a timely manner, or at all, or that any future beneficial owners who are PRC residents will be able to comply with the SAFE regulations in a timely manner, or at all. Any failure of our current or future beneficial owners who are PRC residents to comply with the registration procedures set forth in Circular 37 may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our consolidated PRC entities, limit our consolidated PRC entities’ ability to distribute dividends to us or the offshore entities set up by our beneficial owners or otherwise materially and adversely affect our business.

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

In 2015, the RMB depreciated significantly. The center point of the currency’s official trading band was 6.1265 in January, and was 6.4465 in December, which contributed to a decline in our 2015 international revenues. In 2016, the RMB continued to depreciate, with the currency’s official trading band being 6.9430 at the end of the year. However, in 2017, on the back of a strong year of economic growth and rising foreign exchange reserves, the RMB appreciated against the U.S. dollar.

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

In addition, appreciation of the Renminbi against the U.S. dollar or other currencies may adversely affect the competitiveness of our product pricing in markets outside the PRC. If such appreciation occurs, our products would cost more, if denominated in U.S. dollars or other currencies, when exported to our international markets, and thus our products may not be as competitively priced in those markets as products produced in other countries which use a currency that has not appreciated as much as the Renminbi. As a result, our export volume may be adversely affected, which may cause a decrease in our revenue from international sales. Therefore, appreciation of the Renminbi against the U.S. dollar or other currencies could materially and adversely affect our business, financial condition, results of operations and prospects.

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

Under the EIT Law, and its implementation rules, both of which came into effect on January 1, 2008 (the EIT Law was amended on February 24, 2017), PRC enterprise income tax at the rate of 10.0% is generally applicable to dividends payable to investors that are “non-resident enterprises,” to the extent such dividends have their sources within the PRC, unless the tax rate is reduced by a tax treaty between the PRC and the relevant jurisdiction. We are a British Virgin Islands holding company, and substantially all of our income may come from dividends we receive from our subsidiary located in Hong Kong, which in turn derives substantially all of its income from our indirect subsidiaries located in the PRC. If our subsidiary in Hong Kong is considered a non-resident enterprise, dividends it receives from the subsidiaries in the PRC will generally be subject to a 10.0% withholding tax under the EIT Law and its implementing rules, or 5.0% withholding tax if the tax treaty between Hong Kong and the PRC is applicable, either of which will reduce the amount of dividends, if any, we may pay to our shareholders and ADS holders.

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

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7, which replaced the Circular 698. On October 17,2017, the SAT issued the Announcement on Issues concerning the Withholding of Enterprise Income Tax at Source on Non-Resident Enterprises ,or Announcement 37, which became effective on December 1 ,2017. Under the law and regulations, where an enterprise makes any other arrangement not for any reasonable business purpose, if its taxable revenue or income decreases, the tax authorities have the power to make an adjustment through a reasonable method.

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

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Announcement 37 and Public Notice 7. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Announcement 37 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Announcement 37 and Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Announcement 37 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Announcement 37 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Our financial performance and prospects could be affected by natural disasters or health epidemics.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics. In March 2011, a magnitude 9.0 earthquake followed by a tsunami struck northeast Japan devastating much of the affected areas and causing widespread damage and casualties. In addition, in May 2008, a magnitude 8.0 earthquake struck Sichuan Province and certain other parts of the PRC, causing severe damage and casualties. Moreover, certain countries and regions, including the PRC, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past few years and, more recently in 2009, the outbreak of influenza A (H1N1). There have also been reports of outbreaks of an avian flu caused by the H7N9 virus, including confirmed human cases, in China. We are unable to predict the effect, if any, that any future natural disasters and health and public security hazards may have on our business. Furthermore, such natural disasters and health and public security hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects.

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

Sales of our ADSs or ordinary shares in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2018, we had 206,500,000 ordinary shares outstanding, including 62,499,988 ordinary shares represented by 15,624,997 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to restrictions as applicable under Rule 144 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our controlling shareholder has substantial influence over our company and its interests may not be aligned with your interests.

As of March 31, 2018, our controlling shareholder, Mr. Jianhui Lai (through Newrace Limited), beneficially owned approximately 69.5% of our outstanding ordinary shares. Mr. Lai is also our founder, chairman and chief executive officer. Please refer to Item 6E “Directors, Senior Management and Employees—Share Ownership” and Item 7B “Major Shareholders and Related Party Transactions—Related Party Transactions—Restricted Shares Granted to Mr. Yifan Li by Newrace Limited.” Our controlling shareholder has a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those who purchased ADSs in our initial public offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

We established Zhengxing Indo Wheels Private Limited in India in January 2012 to operate our planned steel wheel manufacturing facility in India. However, due to the ongoing economic difficulties in India, including the instability of local economic conditions and fluctuation in the value of the Indian Rupee, we have suspended our plan to operate our planned steel wheel manufacturing facility in India for the time being and have deregistered Zhengxing Indo Wheels Private Limited.

In addition, we established Hua’an Zhengxing Wheel Co., Ltd. in November 2010, which began commercial production of our aluminum wheels in the third quarter of 2015 and is expected to continue to ramp up its capacity through 2019.

Our Company and Our Hong Kong Subsidiary

We, China Zenix Auto International Limited, are a British Virgin Islands holding company incorporated on July 11, 2008, with an authorized share capital of US$50,000 consisting of 50,000 ordinary shares with a par value of US$1.00 per share, by Newrace Limited and Richburg Holdings Limited, each incorporated under the laws of the British Virgins Islands. Pursuant to a share subscription and shareholders agreement dated August 10, 2008, as amended on August 12, 2008 (the terms of which were confirmed and further clarified by a deed of confirmation on April 21, 2011), we issued 45,000 and 5,000 ordinary shares, par value US$1.00 per share, to Newrace Limited and Richburg Holdings Limited, respectively. We were initially named Richwheel Limited, but, in preparation for our initial public offering, we changed our name to China Zenix Auto International Limited on November 3, 2010. We also effected a change to our authorized and issued share capital and a repurchase of our issued and outstanding shares on February 21, 2011, as a result of which and as of December 31, 2017, our authorized share capital consisted of 500,000,000 shares, with a par value of US$0.0001 each. As of December 31, 2017, there were 206,500,000 ordinary shares issued, fully-paid and outstanding.

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

Recent Shareholder Dispute

In November 2013, our board of directors received a preliminary non-binding proposal for a business restructuring of the Company from a consortium consisting of Mr. Jianhui Lai, the chairman of the board of directors and chief executive officer, and RichWise International Investment Group Limited and certain of its affiliated entities. According to the proposal letter, the proposed business restructuring would involve a reorganization of our shareholding structure concurrently with a number of other transactions which, if consummated, would result in a significant change in our business focus, as described in the proposal letter.

In February 2014, three minority shareholders of the Company filed a claim against us in the Eastern Caribbean Supreme Court of the British Virgin Islands.

The claimants argue that the affairs of the Company have been conducted in a manner that is oppressive to them as minority shareholders. Specifically, on November 23, 2013, our chairman put forward a proposal that we should consider changing our business operations to an online vacation property business. As a result of receiving the proposal, the claimants alleged that, amongst other things, the Company and the other defendants have failed to act in the best interests of the Company by failing to reject the proposal outright, which contributed to the falling share price of the Company. Further, the claimants alleged that all defendants (including the Company) have conspired together to “injure” the claimants through this actions. The principal remedy the claimants sought against the Company and the other defendants is an order that they are jointly and severally liable to purchase the Company’s shares from the claimants. The claimants also sought a permanent injunction to prevent the proposal from taking place. On March 5, 2014, the claimants obtained an ex-parte injunction against the Company and the other defendants to prevent them from going forward with the proposal. The Company consented to the injunction staying in place for the time being, as it has always been our desire to seek shareholders approval before adopting the proposal.

On July 21, 2014, the proposal was formally withdrawn by our chairman. The withdrawal was announced in a press release contained in the Form 6-K filed on July 21, 2014 by the Company.

On February 14, 2017, the claimants, the Company and the three other defendants reached a confidential agreement to settle the claim. The settlement does not obligate the Company to make any payment to the claimants nor would the terms of the settlement affect the Company’s operations. Each party had also agreed to be responsible for their own legal costs.

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

We design, manufacture and sell high quality steel wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial vehicle wheel industry. We currently offer more than 806 series of tubed steel wheels (which are typically used for commercial vehicles using tires that contain a rubber inner tube), tubeless steel wheels (which are typically used for commercial vehicles using tubeless tires), and off-road steel wheels (which are typically used for construction and other types of off-road vehicles). Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers. We believe that our products are well recognized for safety, strength and durability by our customers, especially under extreme road conditions, and that our products exceed industry standards in all major technical aspects, including safety, durability and stability. In particular, we have developed a type of tubeless steel wheel using a patented production technique for the design of the wheel disc. This type of wheel, other than its improved strength and reduced weight, exceeds industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan). In addition, we have won a number of awards in the PRC in recognition of, among other things, our overall business operation capabilities, brand awareness and market share, including Fujian Brand-name Product Certificate in 2010, Top 30 PRC Automobile Industry Enterprise in 2011, The Most Influential Brands in the PRC Machinery Industry in 2012 and The Nation’s Top 100 Automotive Component Suppliers in 2013 and 2014.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network, which we believe is one of the most extensive distribution networks among commercial vehicle wheel manufacturers in the PRC. As of December 31, 2017, our distribution network consisted of more than 3547 distributors in the PRC, including 23 tier-one distributors, 2,308 exclusive tier-two distributors and 1,216 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 80 automotive manufacturers in the PRC as of December 31, 2017, including the group members of a number of large PRC commercial vehicle manufacturers such as Anhui Jianghuai Automobile Group, SAIC Group, Zhengzhou Yutong Group, China National Heavy Duty Truck Group and FAW JieFang Automotive Co., Ltd. In international markets, we sold our products to more than 66 distributors in the aftermarket as of December 31, 2017, the top five distributors including Li Li Ai of Burma, Oliver of the Philippines, AUTO JAYA of Indonesia , UNIVERSAL AUTO ENGG. of Pakistan and Well Product Trading LP of Thailand. Thailand was our largest international market in 2015 and 2016, Vietnam became our largest international market in 2017.

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

We are committed to the research and development of new models of wheels as well as ongoing enhancements in existing product quality and production technology, in order to effectively adapt to the changing demands of our customers for better quality wheel products, as well as to improve our production efficiency. We maintain our own research and development team which we believe is one of the largest in the PRC commercial vehicle wheel industry, with 194 employees as of December 31, 2017, of whom most have 10 to 20 years of experience in the industry. As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of December 31, 2017, we owned a total of 80 patents in the PRC, including 4 invention patents, 68 utility model patents and 8 design patents. We place great emphasis on quality control in our operations and have implemented quality control procedures throughout our production process. Our comprehensive quality management system has been awarded ISO/TS 16949 quality management system certification since 2007, which certifies the satisfaction of specific quality management system requirements for the design and development, production and, when relevant, installation and service of automotive-related products, and ISO 9001:2000 quality management system certification from 2003 to 2006, which certifies the satisfaction of specific quality management system requirements for an organization to consistently provide products that meet customer and applicable regulatory requirements. At our headquarters in Zhangzhou, Fujian Province, we have also maintained one of the national wheel test centers designated by the PRC government for the testing of the specifications and roadworthiness of wheels sold in the PRC since September 2008. This test center has been granted ISO/IEC 17025 certification, which certifies the satisfaction of the general requirements to carry out tests and/or calibrations.

Our Products

We design, manufacture and sell steel and aluminum wheels in the PRC and internationally, which are used primarily in commercial vehicles. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2017, such network consisted of more than 3,547 distributors in the PRC, including 23 tier-one distributors, 2,308 exclusive tier-two distributors and 1,216 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. In addition, we sell our products outside the PRC to international distributors in the aftermarket, primarily in Vietnam and more than 27 other countries worldwide. We currently offer more than 806series of tubed, tubeless and off-road wheels, with sizes ranging from 8 to 51 inches in diameter and 3 to 28 inches in width and which meet various specifications (including designs and colors) of our customers. In addition, we also sell our wheel components such as wheel discs to distributors for use in the aftermarket in the PRC and internationally, which accounted for an insignificant portion of our revenue in 2015, 2016 and 2017.

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

We currently offer more than 356 series of tubed steel wheels with sizes ranging from 15 to 24 inches in diameter and 4.5 to 14 inches in width. Tubed steel wheels generated 56.1%, 54.6% and 45.4% of our revenue in 2015, 2016 and 2017, respectively.

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

We currently offer more than 298 series of tubeless steel wheels with sizes ranging from 8 to 26 inches in diameter and 3 to 20 inches in width. Tubeless steel wheels generated 37.5%, 36.4% and 43.9% of our revenue in 2015, 2016 and 2017, respectively.

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

We currently offer more than 138 series of off-road steel wheels with sizes ranging from 15 to 51 inches in diameter and 6.5 to 28 inches in width. We commenced sales of off-road steel wheels in 2008 which accounted for 1.8%, 1.6% and 1.8% of our revenue in 2015, 2016 and 2017, respectively.

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

We currently offer more than 14 series of tubeless aluminum wheels. We commenced sales of aluminum wheels in September 2015 which accounted for 1.1% of our revenue in 2015. For 2016 and 2017, sales of aluminum wheels accounted for 4.6% and 6.8% of our revenue, respectively.

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

We have undergone a series of expansions to our existing manufacturing facilities in recent years, including in 2010, 2011 and the first half of 2012. While we temporarily suspended such expansion in the second half of 2012 and continued to suspend such expansion in 2013 primarily due to a decrease in our PRC aftermarket and OEM sales, we resumed our expansion plan in 2014, including establishing a new aluminum wheel manufacturing facility in Hua’an Fujian Province with a planned annual production capacity of 0.5 million aluminum wheel for which we purchased the principal equipment and trained a number of technicians during 2014, and began production at the third quarter of 2015. In the fourth quarter of 2015, we produced approximately 250-300 sets of aluminum wheels per day. Our production volume for aluminum wheels reached 600 sets and 700 sets per day by the end of 2016 and 2017, respectively.

The following shows the geographic locations of our manufacturing facilities, with floor area and number of employees as of December 31, 2017:

Production Capacity

We believe that we have one of the largest production capacity among commercial vehicle wheel manufacturers in the PRC. As of December 31, 2017, our manufacturing facilities had a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels, of which 9.5 million units were tubed steel wheels, 5.5 million units were tubeless steel wheels, 33,600 units were off-road steel wheels and 0.5 million units were aluminum wheels. The size of our manufacturing platform allows us to achieve significant economies of scale as we increase our production volume. With our large scale, we are also able to lower our costs by preparing various wheel components internally.

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

Aluminum Wheel Manufacturing Facility in the PRC

We anticipate that commercial vehicles will increasingly use wheels made of aluminum instead of steel in the future and commenced our commercial production of aluminum wheels in the third quarter of 2015. Our aluminum wheels are manufactured at an advanced aluminum wheel manufacturing facility (including offices, a research and development center, a test center and employee dormitories) with an aggregate land area of approximately 65,000 square meters in Zhangzhou, Fujian Province. Construction of the facility was completed in September 2015, with the first production line reaching maximum capacity utilization as of the end of 2017. We also started to invest our second production line in 2017, which has partially commenced production in the fourth quarter of 2017. We have obtained land use rights for this manufacturing facility and in the process of applying for property ownership certificates. We have obtained substantially all of the necessary machinery and equipment and are in the process of upgrading a specialized production process designed for manufacturing aluminum wheels for commercial vehicles, conducting research and development, procuring raw materials and recruiting additional industry experts in order to ramp up our aluminum wheel production. We believe we are well positioned to enter the aluminum wheel market, and by developing different types of high quality aluminum wheels and being an early market entrant, we believe that we will be well positioned to capture future growth in the market for aluminum wheels in the PRC as it emerges and also to enter selected international markets over time.

Sales and Marketing

We have a diversified customer base. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2017, such network consisted of more than 3,547 distributors in the PRC, including 23 tier-one distributors, 2,308 exclusive tier-two distributors and 1,216 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. PRC aftermarket sales accounted for 48.8%, 45.4% and 32.1% of our revenue in 2015, 2016 and 2017, respectively. PRC OEM sales accounted for 33.3%, 38.1% and 54.2% of our revenue in 2015, 2016 and 2017, respectively.

In addition, we sell our products outside the PRC to international distributors in the aftermarket, primarily in Vietnam and more than 27 other countries worldwide. International sales accounted for 17.9%, 16.5% and 13.7% of our revenue in 2015, 2016 and 2017, respectively.

In 2015, 2016 and 2017, the aggregate sales to our five largest customers accounted for 17.7%, 18.0% and 24.6% of our revenue, respectively.

We have a dedicated sales and marketing team, which had 235 employees as of December 31, 2015, 2016 and 2017, responsible for the sales and marketing of our products and managing and supporting our distributors. We believe that the combination of our extensive distribution network and our effective management of such network provides us with the broadest coverage among PRC commercial vehicle wheel manufacturers, which has contributed to our leadership position in the PRC aftermarket and presents a significant barrier to entry in that market.

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

As of each of December 31, 2015, 2016 and 2017, we had 23 tier-one distributors with whom we have direct contractual relationships. In turn, these tier-one distributors sold our products to 4,164, 3,776 and 3,524 tier-two distributors as of December 31, 2015, 2016 and 2017, respectively. Tier-two distributors are divided into exclusive and non-exclusive distributors, depending on whether they only sell steel wheels manufactured by us. The number of our tier-two distributors decreased from 2014 to 2017 primarily as a result of the economic slowdown. The following table sets forth the total number of our tier-one, exclusive tier-two and non-exclusive tier-two distributors in the PRC as of December 31, 2015, 2016 and 2017, respectively:

	As of December 31,
	2015	2016	2017

Tier-one	23	23	23
Exclusive tier-two	2,741	2,461	2,308
Non-exclusive tier-two	1,423	1,315	1,216

Total	4,187	3,799	3,547

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

OEM Sales

We also sell our products directly to OEMs in the PRC for use on their commercial vehicles. We had 84 OEM customers as of December 31, 2015, 82 OEM customers as of December 31, 2016 and 80 OEM customers as of December 31, 2017. The number of our OEM customers in the PRC remained steady from 2014 to 2017. Our OEM customers include the group members of a number of large PRC commercial vehicle manufacturers such as SAIC-IVECO Hongyan Commercial Vehicle, BeiqiFoton Motor, Zhengzhou Yutong, FAW Jiefang Automotive, Dongfeng Motor, Anhui Jianghuai Automobile Group and China National Heavy Duty Truck Group. When selecting wheel suppliers, OEM customers typically look at factors such as price, product quality (and typically require suppliers to provide product test reports issued by a recognized test center), technology and ability to develop new products that meet their specifications, production scale, delivery timeliness, after-sales service and customer relationships.

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

International Sales

Our international sales include sales to international distributors which resell our products to OEMs and retail stores, repair and maintenance shops or end-users in the aftermarket. In addition to selling our products, these distributors, retail stores and repair and maintenance shops also typically sell other automotive components. We had 81, 82 and 66 international distributors as of December 31, 2015, 2016 and 2017, and the top five distributors in 2017 including Li Li Ai of Burma, Oliver of the Philippines, AUTO JAYA of Indonesia , UNIVERSAL AUTO ENGG. of Pakistan and Well Product Trading LP of Thailand. Thailand was our largest international market in 2015 and 2016, representing 2.3%, 2.1% of our revenue in 2015 and 2016, respectively. Vietnam was our largest international market in 2017, representing 1.4% of our revenue in 2017.

We also export to more than 28 countries worldwide, including Vietnam, Thailand, India, Pakistan and Indonesia. We have been increasing our sales and marketing efforts in select countries in Asia and the Middle East which we believe present attractive market opportunities. In North America and Europe, we focus on partnering with local distributors to increase our sales in the aftermarket as well as to OEMs to establish our brand name in those markets.

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

We believe that we maintain one of the largest skilled teams of research and development engineers and technicians in the commercial vehicle wheel industry in the PRC. As of December 31, 2015, 2016 and 2017, our research and development department had 386, 284 and 194 employees, respectively, most having 10 to 20 years of experience in the industry. In particular, our chief technology officer, Mr. Guohe Zhang, who leads our research and development team, has over 40 years of research and production technology management experience in the commercial vehicle wheel and machinery industry in the PRC. In recent years, we gradually streamlined our research and development focus. We are now focusing on the research and development of light-weight steel wheel and aluminum wheel products while conducting less research and development on traditional steel wheel products.

We conduct substantially all of our research and development efforts internally and also collaborate with leading industry experts in the PRC and internationally. Our research and development efforts currently focus on the development of new models of steel wheels, and we have developed and commercialized approximately 95, 57 and 30 new models of steel wheels in 2015, 2016 and 2017, respectively. We also focus on making ongoing enhancements in existing product quality and production technology so as to improve, among other things, the safety, strength and balance, and reduce the weight (and thus improve fuel efficiency), of our products, and reduce the overall cost of our production process, as well as to further automate our manufacturing process. For example, we have developed a tubeless steel wheel production method that is patented and unique, whereby we can produce tubeless steel wheels which have enhanced strength and durability by applying certain manufacturing processes traditionally only used for tubed steel wheels. Under this patented method, we use rim-shaped steel (which we make from raw steel by pressing and rolling it under high heat), instead of rolled steel plate, as the raw material, and we apply compression, instead of rolling, at the stage of shaping. Please also refer to “—Production Process” above. We first commercialized tubeless steel wheels using this innovative production method in 2008. We are also in the process of using this patented method to develop light-weight tubeless steel wheels. Moreover, we have developed a new type of energy-saving and environmentally friendly “Tulou Steel wheel” wheel and aluminum wheel for various types of vehicles such as high-end minibuses. In addition, we continue our research and development of commercial vehicle wheels made of aluminum, a new product line which we launched in 2015.

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

As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of December 31, 2017, we owned a total of 80 patents in the PRC, including 4 invention patents, 68 utility model patents and 8 design patents. The benefits of our patented technology include, among other things, improving the performance of our wheels and increasing the utilization of raw materials. In particular, our four invention patents relate to enhancing the performance of our wheels and thus extending the useful lives of tires. In addition, as of December 31, 2017, we had registered 542 trademarks with China’s Trademark Office, and are currently in the process of applying for 8 additional trademarks in the PRC. Through the Madrid System for the International Registration of Marks, we have registered two trademarks each with one jurisdiction in the United States and South Korea, respectively. We also have three registered trademarks in Taiwan and one registered trademark in the Special Administrative Region of Hong Kong. These trademarks are primarily related to the name and logo of our company. In 2005, “Zhengxing” was recognized as a “PRC Famous Trademark.”

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

Our principal raw material is steel (including raw steel which we make into rim-shaped steel and rolled steel plates) which accounts for substantially all of our total raw material requirements. We purchase steel from a limited number of selected reputable suppliers in the PRC. We generally enter into framework agreements with our steel suppliers which typically set a total purchase amount, pursuant to which we place orders from time to time. These agreements typically have a one-year term and are renewed every year upon mutual agreement. The actual purchase price and amount of steel vary from order to order. Prices of steel are subject to fluctuation depending on supply and demand in the market, and we are generally able to purchase steel at prices slightly lower than the prevailing market prices because of our large volume of purchases. In addition, we purchase steel which meets our specific requirements from our primary steel supplier, Shougang Jingtang Company, allowing us to optimize our production process and increase our raw material utilization rate. Unlike our Company, certain of our competitors in the PRC, which operate on a relatively smaller scale, often may need to buy steel with standard specifications indirectly through distributors, which may increase their costs and decrease their raw material utilization rate.

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

We have been dependent on a limited number of suppliers for a significant portion of our raw material and locking ring requirements. In 2015, 2016 and 2017, the aggregate purchases from our five largest suppliers accounted for 75.4%, 77.4% and 80.8% of our total raw material and locking ring costs, respectively. Purchases from one of our largest supplier, Shougang Jingtang Company, for the same periods accounted for 20.1%, 31.2% and 36.5% of our total raw material and locking ring costs, respectively. Purchases from another one of our largest supplier, Benxi Iron & Steel, for the same periods, accounted for 35.3%, 19.3% and 21.8% of our total raw material and locking ring costs, respectively. Although there are alternate steel suppliers in the market, because we have optimized our manufacturing process to rely on the steel of our established key suppliers (especially Benxi Iron & Steel), which meet certain specifications, any disruption in steel from those suppliers may disrupt our manufacturing operations until we can secure appropriate steel from other suppliers. We believe that we will continue to purchase a significant portion of our raw materials and locking rings from a limited number of suppliers. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We rely on a limited number of key suppliers for steel, our key raw material, and certain components required for our production” and “—We are subject to risks associated with the volatile prices and availability of raw materials and utilities.”

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

Insurance

We maintain property insurance to cover our fixed assets. Our insurance policy covers our six subsidiaries within the PRC and is renewed on an annual basis. The policy insures against damages to the insured property arising from events such as fire, floods and other natural disasters. We do not have product liability insurance coverage for our products. We do not carry liability insurance that extends coverage to all potential liabilities that may arise in the ordinary course of our business, and we do not maintain any insurance coverage for business interruption. We do not maintain key-man life insurance for our executive officers or employee liability insurance.

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

Regulations on Automotive Components Industry

General Policies on Automotive Industry

The Policy on Development of the Automotive Industry was promulgated by the NDRC on May 21, 2004 and became effective on May 21, 2004 and amended on August 15, 2009 (the amendment became effective on September 1, 2009). The Middle and Long-Term Development Plan for the Automotive Industry was promulgated by the NDRC, the Ministry of Industry and Information Technology, and Ministry of Science and Technology on May 10, 2017, which provides guiding ideology, basic principles and planning goals for the automotive industry.

The policy contains provisions relating to, among other things, technology policies, structure adjustments, market entry requirements, trademark usage, product development, spare parts sales, distribution networks, investment administration, customs administration and automobile consumption of automotive industry. The main objective of the policy was to develop the PRC automotive industry and make China a major automotive manufacturing country by 2010.

Under the policy, a series of favorable policies were released to encourage technology innovation by automotive components manufacturers and to attract social capital to automotive components industry to enhance competitiveness and expand production capacity of automotive components manufacturers with leading market positions. Automotive components manufacturers that are deemed as international manufacturers or are able to provide a full range of products to multiple auto makers are entitled to more favorable treatment in several aspects, including technology importation, technology improvement, financing and merger and acquisition.

Regulations on Quality Control of Automotive Components

The Circular on Further Enhancing the Automobile Sales and Quality Control of Automotive Components Manufacturing was jointly promulgated by the SAIC, the MOT and the General Administration of Quality Supervision, Inspection and Quarantine of the PRC on July 26, 2010. The circular authorizes local branches of the SAIC, the MOT, and the General Administration of Quality Supervision, Inspection and Quarantine to jointly establish an automotive component tracing system to enhance supervision on manufacturing, distribution and usage of automotive components.

Under the circular, local branches of the SAIC are required to enhance their inspection of packaging, branding and quality of automotive components in the market, in particular, branded automotive components in distributors’ stores. A penalty may be imposed on the distributor of the automotive components if any such product bears no signs of the manufacturer’s information, product name, name of distributor or quality certificate, or is not in compliance with the quality standard under applicable laws.

Product Liability

Under PRC laws, manufacturers and vendors of defective products in the PRC may be liable for loss and injury caused by such defective products. In accordance with the General Principles of the Civil Law of the PRC promulgated by the NPC on April 12, 1986, as amended on August 27, 2009, manufacturers and vendors of a defective product which causes property damage and/or personal injuries to any person are subject to civil liability for such damage and/or injuries.

The Product Quality Law of the PRC was promulgated by the Standing Committee of the NPC on February 22, 1993, as amended on July 8, 2000 and August 27, 2009. Under the law, manufacturers who produce defective products are subject to civil and criminal liability and may have their business licenses revoked.

The Law of Protection of the Rights and Interests of Consumers was promulgated by the Standing Committee of the NPC on October 31, 1993 became effective on January 1, 1994 and was amended on August 27, 2009 and October 25, 2015. The law provides further protection to the legal rights and interests of consumers in connection with their purchase or use of goods and services. All business operations must observe and comply with the Consumers Protection Law when selling goods and offering services.

The Tort Law of the PRC was promulgated by the Standing Committee of the NPC on December 26, 2009 and became effective on July 1, 2010. The law establishes a separate chapter regarding product liability. Compared to other laws and regulations in relation to product liability, the law expressly provides that, in the event a defective product causes death or serious personal injury and the entity that manufactures and distributes such defective products has knowledge of the existence of such defects, such entity may be sued for punitive damages.

Other Regulations Relevant to Our Operation

Company Law

The Company Law of the PRC was promulgated by the Standing Committee of the NPC on December 29, 1993 and became effective on July 1, 1994 and was amended on December 25, 1999, August 28, 2004 and October 27, 2005. On December 28, 2013, the Standing Committee of the NPC further amended the Company Law, which came into effect on March 1, 2014.

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

Wholly Foreign-Owned Enterprise Law

The Law of the PRC on Wholly Foreign-Owned Enterprises was promulgated by the NPC on April 12, 1986 and amended on October 31, 2000 and September 3, 2016. The Implementation Regulation of the WFOE Law was promulgated on December 12, 1990, as amended on April 12, 2001 and February 19, 2014. The Interim Measures for Foreign Debt was jointly promulgated by the State Development Planning Commission (the predecessor of NDRC), the Ministry of Finance, and the SAFE on January 8, 2003 and became effective on March 1, 2003. Under the regulations, the ratio between the registered capital of a WFOE and total amount of investment in it needs to meet certain threshold under the relevant regulations of the PRC, and the difference between its registered capital and total amount of investment will be the amount of foreign exchange loans that the WFOE is permitted to borrow from its foreign investor.

Property

The properties that we lease and own in the PRC are subject to the Law of the PRC on Property, which was promulgated by the Standing Committee of the NPC on March 16, 2007 and became effective on October 1, 2007. Under the law, any creation, modification, transfer or termination of property rights becomes effective only upon registration with the relevant government authorities. Ownership of all lawful properties of the State, collective organizations and individuals are protected.

The Land Administration Law of the PRC was promulgated by the Standing Committee of the NPC on June 25, 1986, became effective on January 1, 1987, and was amended on December 29, 1988, August 29, 1998 and August 28, 2004. According to the law, lands within the territory of the PRC fall into two categories: state-owned land and collectively-owned land. The use right of state-owned lands can be obtained through either government allocation or grant upon payment of appropriate grant fees. The law further provides that any construction must be conducted on state-owned lands except as otherwise permitted under the law. Collectively-owned lands may not be granted, assigned or leased for use of construction that is unrelated to agriculture unless otherwise permitted under the law. Violation of the law may result in facilities built thereon being demolished and, consequently, related businesses being forced to move to other locations.

Intellectual Property Rights

Patent

The Patent Law of the PRC was promulgated in 1984 and amended in 1992, 2000 and 2008. The law recognizes the right in patents and provides an enforcement framework for the protection of proprietary rights. Pursuant to the Patent Law, patents are effective for 20 years from the initial date the patent application was filed.

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

International Patent Treaties

The PRC is also a signatory to all major intellectual property conventions, including the Paris Convention for the Protection of Industrial Property, the Madrid Agreement on the International Registration of Marks and Madrid Protocol, the Patent Cooperation Treaty, the Budapest Treaty on the International Recognition of the Deposit of Microorganisms for the Purposes of Patent Procedure and the Agreement on Trade-Related Aspects of Intellectual Property Rights.

Although patent rights are national rights, there is also a large degree of international co-operation under the Patent Cooperation Treaty, to which the PRC is a signatory. Under the treaty, applicants in one country can seek patent protection for an invention simultaneously in a number of other member countries by filing a single international patent application. The fact that a patent application is pending is not a guarantee that a patent will be granted, and even if granted, the scope of a patent may not be as broad as the subject of the initial application.

Trademark

The Trademark Law of the PRC was promulgated by the Standing Committee of the NPC on August 23, 1982, as and was amended on February 22, 1993, October 27, 2001, and August 30, 2013. The PRC Trademark Law Implementation Rules was promulgated by the State Council on August 3, 2002 and became effective on September 15, 2002. The PRC is a signatory country to the Madrid protocol. The Madrid protocol provides for a mechanism under which an international registration produces the same effects as an application for registration of the trademark made in each of the countries designated by the applicant. According to the trademark law, the National Trademark Bureau under the State Administration for Market Regulation (“SAMR”) is responsible for the registration and administration of trademarks in the PRC. A “first-to-file” principle with respect to trademarks has been adopted. Where a trademark is infringed, the trademark owner may file a complaint with the relevant administrative department or competent courts. Where the infringement is so serious that it constitutes a crime, the trademark owner may file a complaint with the relevant public security organization. If a registered trademark owner intends to assign his or her registered trademarks, a registered trademark transfer agreement must be entered into between the owner and the assignee. The owner and assignee are required to jointly apply with the National Trademark Bureau and its local counterparts for registration of such assignment under the Trademark Law. Registered trademark owners may license others to use their registered trademarks. Relevant license agreements shall be filed with the National Trademark Bureau or its relevant local counterparts.

Domain Names

On August 24, 2017, the Administrative Measures for Internet Domain Names were promulgated by the Ministry of Industry and Information Technology, which specified the administrative authority, license and administration of domain name service providers and protection of personal information. The Measures on Domain Names Dispute Resolution were promulgated by the China Internet Infrastructure Center on February 14, 2006 and became effective on March 17, 2006. The dispute resolution measures require domain name disputes to be submitted to institutions authorized by the China Internet Network Information Center for resolution.

Environmental Protection

The Environmental Protection Law of the PRC was promulgated on December 26, 1989 by the Standing Committee of the NPC and became effective on December 26, 1989, and amended on April 24, 2014. The law establishes the legal framework for environmental protection in the PRC. The Ministry of Ecology and Environment under the State Council is primarily responsible for the supervision and administration of environmental protection work nationwide and formulating national waste discharge limits and standards. Local environmental protection authorities at the county level and above are responsible for environmental protection in their jurisdictions.

The Law on Prevention and Control of Environmental Pollution by Solid Wastes was promulgated by the NPC on October 30, 1995 and amended on December 29, 2004 April 24, 2015, and November 7, 2016. Entities that do not have business licenses and qualifications are prohibited from the collection, storage, utilization and treatment of hazardous wastes. Parties that violate these provisions will be ordered to stop and correct such violation within a specified period of time or will be subject to a fine.

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

On August 29, 2008, the SAFE promulgated Circular 142, which stipulates that the registered capital of an FIE may only be used for the purpose within its approved business scope and shall not be used for equity investment within the PRC. Violations of Circular 142 may result in penalties, including fines as set forth in the Foreign Exchange Administration Rules. On March 30, 2015, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19 and on June 9, 2016, the Circular of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16, which replaced Circular 142 and stipulates that foreign exchange earnings under capital account to which the application of voluntary settlement has been specified by relevant policies may be settled by banks based on the actual operating needs of domestic institutions. PRC enterprises may use its foreign exchange earnings under capital account and the Renminbi funds obtained from the settlement thereof for current account expenditure within the scope of its business, as well as for capital account expenditure permitted by laws and regulations, but the use of equity investment is still restricted.

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

The following diagram illustrates our corporate structure as of March 31, 2018:

D.	Property, Plants and Equipment

We are headquartered in Zhangzhou, Fujian Province where we have our manufacturing facilities (including our main administrative offices, a research and development center, a test center and employee dormitories) with an aggregate floor area of approximately 121,630 square meters. We also have four other manufacturing facilities (including offices and employee dormitories) in Langfang, Hebei Province, Chengdu, Sichuan Province, Hefei, Anhui Province, and Benxi, Liaoning Province with an aggregate floor area of approximately 138,040 square meters, 47,303 square meters, 45,870 square meters and 26,740 square meters, respectively. In addition, we have a research and development center at each of our manufacturing facilities in Langfang, Hebei Province and Hefei, Anhui Province. We have obtained land use rights and property ownership certificates for all these manufacturing facilities. In addition, certain of our manufacturing facilities have been pledged to secure our bank borrowings, which amounted to RMB180.0 million, RMB180.0 million and RMB180.0 million (US$27.7 million) as of December 31, 2015, 2016 and 2017, respectively.

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

We design, manufacture and sell high quality steel and aluminum wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial vehicle wheel industry. We currently offer more than 806 series of tubed steel wheels, tubeless steel wheels, off-road steel wheels and aluminum wheels. Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network which we believe is the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC. As of December 31, 2017, our distribution network consisted of more than 3,547 distributors, including 23 tier-one distributors, 2,308 exclusive tier-two distributors and 1,216 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 80 automotive manufacturers in the PRC as of December 31, 2017, including the group members of a number of large PRC commercial vehicle manufacturers. In international markets, we sold our products to more than 66 distributors in the aftermarket as of December 31, 2017, including Li Li Ai of Burma, Oliver of the Philippines, AUTO JAYA of Indonesia, UNIVERSAL AUTO ENGG. of Pakistan and Well Product Trading LP of Thailand. Thailand was our largest international market in 2015 and 2016. Vietnam was our largest international market in 2017. In 2015, 2016 and 2017, we had revenue of RMB2,445.8 million, RMB2,249.5 million and RMB2,831.0 million (US$435.1 million), respectively, representing a decrease of 26.6% from 2014 to 2015, 8.02% from 2015 to 2016 and an increase of 25.8% from 2016 to 2017. In 2015, 2016 and 2017, we had a loss of RMB28.6 million, a loss of RMB25.9 million, and a profit of RMB9.1 million (US$1.4 million), respectively.

Factors Affecting Our Results of Operations

We believe that the following are the most significant factors affecting our financial condition and results of operations.

General Economic Conditions and Growth of the Automotive Market in the PRC and Worldwide

Our financial condition and results of operations have been, and we expect them to continue to be, dependent to a significant extent on general economic conditions and growth of the automotive market in the PRC and in other countries where our products are sold, such as Thailand, which has been our largest international market from 2013 to 2016. We sell steel wheels through a network of distributors to aftermarket end-users as replacements for worn out or lower quality wheels. The actual demand from both aftermarket end-users and OEMs customers depends on the overall demand for and usage of commercial vehicles, which in turn depends on a number of factors including overall economic conditions, vehicle sales and availability and quality of transportation networks in the markets where we sell and distribute our products.

As the PRC economy developed, domestic commercial vehicle sales had enjoyed a relatively long period of growth, which partially drove the domestic sales of our products. In 2015, the PRC economy slowed down significantly. The lowest rate of increase in the last 15 years in construction and infrastructure related activities led to a significant decline in truck sales, especially in the medium- and heavy-duty truck sectors. A lack of investment in infrastructure and real estate projects compared to previous trends also led to a continued weakness in our aftermarket segment. As a result, PRC truck sale is estimated to have decreased approximately 27% in 2015 compared to 2014. In 2016, with a slight growth in the road logistics market and the implementation of GB1589 regulations and over-limit policies, the heavy-duty truck sector showed a trend of recovery, and heavy-duty truck sales resumed growth. With respect to the PRC market, a total of 3.7 million commercial vehicles were manufactured with sales of 3.65 million commercial vehicles, representing an increase of 15.5% and 14.9%, respectively, from 2015. Of the commercial vehicles, 741,400 heavy-duty trucks were manufactured and 732,900 heavy-duty trucks sold, representing an increase of 38.3% and 33.1%, respectively, as compared to 2015. Further, the gradual increase in commodities prices stimulated market trading and drove the development of the logistics and transportation sector. Simultaneously, integration of the logistics sector and the production of more efficient and high-end vehicles also boosted the heavy-duty truck sector. The in-depth implementation of the “One Belt, One Road” policy to redevelop the southern silk road and strengthened international cooperation on production capacity in South and Southeast Asia will help support the export of heavy-duty trucks. A combination of these developments led to an increase in demand for new heavy-duty trucks in 2017.

Outside the PRC, our sales to the Indian market, which represented a significant portion of our international sales in early years, significantly decreased since 2014. At the same time, we gained new headway in the Southeast Asian market, particularly with respect to Thailand and Vietnam. In early 2015, our international sales decreased due to lower selling prices despite stable unit sales as a result of the Renminbi depreciation and competitive pricing. In the second half of 2015, currency depreciation in Southeastern Asian countries, including Thailand, Indonesia and Myanmar, also weakened the demand from these markets. As cost increases persist, domestic export prospects look increasingly challenging, and the continued depreciation of Renminbi was not able to alleviate the situation. In 2016, excess production capacity in wheel manufacturing continued to plague the PRC market, and competition in export pricing remained intense. Notwithstanding this, we kept our focus on the Southeast Asian market and will continue to explore this new market for high value-added products.

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

We believe that as a result of our large market share, premium brand recognition and high product quality, we have been able to charge a slight premium for our products. Also, as wheels generally extend the useful lives of tires, which are usually more expensive than wheels, we believe that wheels are typically less subject to downward price pressure by end-users and end-users are usually willing to pay higher prices for high-quality wheels, like ours, thus strengthening our ability to set the prices of our products. The average selling prices of our products in the aftermarket tend to be slightly higher than that for the OEM market, both in the PRC and internationally. Although our average selling prices decreased in 2016 compared to the prior year due to the deteriorating macroeconomic condition in the PRC that resulted in decreased sales of domestic commercial vehicles by PRC OEMs, our average selling prices increased in 2017 as the macroeconomic condition rebounded and steel prices rose sharply. In the foreseeable future, we expect the market condition in the PRC to keep improving, and domestic demand for heavy duty trucks to grow as domestic spend on infrastructure and property construction continues to increase at a steady pace. Continually rising steel prices may cause us to revisit our competition pricing strategy to maintain our market share, and sharp fluctuations in market demand could adversely affect our prices in future periods. Moreover, if through larger production scale, superior product quality, better technology or other factors, a competitor gains the pricing power that we currently enjoy, our prices and sales volume would be adversely affected. A weak OEM market would also affect the aftermarket segment in China as competition intensifies and pricing pressure increases.

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

Cost and Availability of Steel

Our principal raw material is steel, which accounts for substantially all of our total raw material requirements. We purchase steel from a limited number of selected reputable suppliers in the PRC. We generally enter into framework agreements with our steel suppliers which typically set a purchase amount, pursuant to which we place orders from time to time. These agreements are renewed every year upon mutual agreement unless terminated by the parties. The actual purchase price and amount of steel vary from order to order. Prices of steel are subject to fluctuation depending on supply and demand in the market, and we generally are able to purchase steel at prices slightly lower than the prevailing market prices because of our large volume of purchases.

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

In the past few years, fluctuation in the price of steel has affected the prices of our products in part. The average selling prices of our products decreased from 2012 to 2016 mainly due to deteriorating macroeconomic condition and market competition, the prices of steel also decreased during this period. As mentioned above, the average selling prices of our products increased in 2017, predominantly due to the increase in the price of steel.

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

Our International Sales and International Expansion Plans

International sales as a percentage of our revenue have been, and are expected to continue to be, affected by the conditions of the global economy and the automotive industry. Therefore, our international sales can be unstable. Furthermore, our international sales generally have a lower gross profit margin compared to our sales in the PRC primarily due to lower product prices in our international markets and a higher proportion of our international sales being tubed steel wheels, instead of tubeless steel wheels for which we have a higher gross profit margin.

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

PRC aftermarket sales accounted for 48.8%, 45.4% and 32.1% of our revenue in 2015, 2016 and 2017, respectively. PRC OEM sales accounted for 33.3%, 38.1% and 54.2%, respectively, of our revenue for the same periods. International sales accounted for 17.9%, 16.5% and 13.7%, respectively, of our revenue for the same periods.

PRC aftermarket sales as a percentage of our revenue decreased from 48.8% in 2015 to 45.4% in 2016 and 32.1% in 2017. The aftermarket wheel segment remained weak as higher OEM truck sales negatively affected aftermarket replacement volume. PRC OEM market sales as a percentage of our revenue increased from 33.3% in 2015 to 38.1% in 2016 and 54.2% in 2017, as a result of continued truck sales growth, especially heavy- and medium-duty trucks.

Our international sales as a percentage of our revenue decreased from 17.9% in 2015 to 16.5% in 2016 and 13.7% in 2017, as weaker demand in price sensitive regions such as Southeast Asia negatively affected overall sales. We expect international sales as a percentage of our revenue to continue to be affected by both global economic trends and local conditions.

Sales of tubed steel wheels accounted for 56.1%, 54.6% and 45.4% of our revenue in 2015, 2016 and 2017, respectively. Sales of tubeless steel wheels accounted for 37.5%, 36.4% and 43.9%, respectively, of our revenue for the same periods. We commenced sales of off-road steel wheels in 2008 which accounted for 1.8%, 1.6% and 1.8% of our revenue in 2015, 2016 and 2017, respectively. We commenced sales of aluminum wheels in the third quarter of 2015 which accounted for 1.1%, 4.6% and 6.8% of our revenue in 2015, 2016 and 2017, respectively. We expect the upward trend shown in our sales of aluminum wheels as a percentage of our revenue to continue as a result of the increase in market acceptance of aluminum wheel. Sales of wheel components accounted for 3.5%, 2.8% and 2.1% of our revenue in 2015, 2016 and 2017, respectively. Our sales of tubed steel wheel decreased from 56.1% in 2015 to 54.6% in 2016 and 45.4% in 2017. We expect sales of tubed steel wheels as a percentage of our revenue to decrease and sales of tubeless steel wheels as a percentage of our revenue to increase in the long-term, primarily due to the overall market trend of the gradual replacement of tubed steel wheels by tubeless steel wheels.

The following table sets forth the breakdown of our revenue by sales channel/operating segment for the periods indicated:

	Year Ended December 31,
	2015		2016		2017		2017
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
PRC aftermarket sales	1,194,205	48.8	1,021,269	45.4	909,929	32.1	139,854	32.1
PRC OEM sales	814,621	33.3	856,727	38.1	1,533,044	54.2	235,624	54.2
International sales	436,930	17.9	371,537	16.5	388,014	13.7	59,637	13.7

Total	2,445,756	100.0	2,249,533	100.0	2,830,987	100.0	435,115	100.0

The following table sets forth the breakdown of our revenue by category of product for the periods indicated:

	Year Ended December 31,
	2015		2016		2017		2017
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Tubed steel wheels	1,373,210	56.1	1,227,862	54.6	1,286,536	45.4	197,737	45.4
Tubeless steel wheels	918,191	37.5	818,488	36.4	1,242,528	43.9	190,973	43.9
Off-road steel wheels	43,403	1.8	36,593	1.6	51,450	1.8	7,908	1.8
Aluminum wheels	27,413	1.1	103,759	4.6	191,868	6.8	29,490	6.8
Wheel components	83,539	3.5	62,831	2.8	58,605	2.1	9,007	2.1

Total	2,445,756	100.0	2,249,533	100.0	2,830,987	100.0	435,115	100.0

Cost of Sales

Cost of sales primarily consists of (i) raw material costs, (ii) manufacturing overhead costs such as depreciation of property, plant and equipment and amortization of prepaid lease payments used for production purposes, and utilities and auxiliary materials associated with the manufacturing of our products, and (iii) direct labor costs.

The following table sets forth the breakdown of our cost of sales for the periods indicated:

	Year Ended December 31,
	2015		2016		2017		2017
	RMB	% of Cost of Sales	RMB	% of Cost of Sales	RMB	% of Cost of Sales	US$	% of Cost of Sales
	(in thousands, except percentages)
Raw material costs	1,483,364	71.2	1,319,820	71.0	1,893,145	77.3	290,971	77.3
Utilities and auxiliary materials	286,403	13.8	233,352	12.5	238,807	9.7	36,704	9.7
Depreciation and amortization	103,445	5.0	115,790	6.2	111,140	4.5	17,082	4.5
Direct labor costs	195,278	9.4	181,115	9.7	180,683	7.5	27,771	7.5
Taxes	13,486	0.6	11,940	0.6	25,624	1.0	3,938	1.0

Total	2,081,976	100.0	1,862,017	100.0	2,449,399	100.0	376,466	100.0

Other Income, Gain and Loss

Other income, gain and loss primarily consists of (i) interest income, (ii) net gain/(loss) from sales of scrap materials, (iii) insurance compensation income from reimbursement of litigation cost for Directors & Officers’ Liability and (iv) government grants. Government grants primarily consist of grants, subsidies and similar incentives for which we apply and that we periodically receive from various PRC government authorities mainly in relation to our capital expenditures and research and development efforts. We do not receive government grants on a regular basis, and the amounts that we have received in the past have fluctuated. While we intend to continue to apply for government grants in the future, there can be no assurance that we will receive any such grants. Sales of scrap materials represent sales of scrap steel from our manufacturing process to third parties or recycling stations.

Net Exchange (Losses)/Gains

Net exchange (losses)/gains represent losses or gains arising from the translation of monetary assets and liabilities (primarily associated with trade receivables and cash balances from our international sales) denominated in foreign currencies and U.S. dollars from such currencies to our functional currency, Renminbi.

Selling and Distribution Costs

Selling and distribution costs primarily consist of (i) transportation costs for delivery of our products, (ii) business promotion and advertising expenses in connection with our marketing efforts such as promotional campaigns and advertising on billboards, as well as subsidies for marketing and related expenses to our exclusive tier-two distributors in connection with our brand recognition enhancement efforts, in accordance with our agreements with them, and (iii) salaries, bonuses and related expenses for personnel engaged in sales and marketing. We incur significant transportation costs in connection with the delivery of our products to our customers in the PRC who are not located near our manufacturing facilities and to our customers outside the PRC. We usually deliver our finished products to customers in the PRC by truck or by train. We make international deliveries primarily by sea. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay transportation costs from our factory to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and transportation costs from the port of destination to their factory. On behalf of our international customers, we engage a number of shipping agents to deliver our finished products overseas. Our transportation costs were RMB120.4 million, RMB90.6 million and RMB89.0 million (US$13.7 million) in 2015, 2016 and 2017, respectively. We expect our selling and distribution costs, as a percentage of revenue, to remain relatively stable for the foreseeable future.

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

In dollar terms, we expect our administrative expenses to remain relatively stable for the foreseeable future.

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

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2015, 2016 and 2017. We do not anticipate having any income subject to income taxes in Hong Kong for the foreseeable future.

People’s Republic of China

Our subsidiaries incorporated in the PRC are governed by applicable PRC income tax laws and regulations.

Prior to January 1, 2008, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory tax rate of 33.0%. The EIT Law and the implementation rules issued by the State Council became effective as of January 1, 2008 (the EIT Law was amended on February 24, 2017). The EIT Law provides that all enterprises in the PRC, including foreign-invested companies, are subject to a uniform 25.0% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Accordingly, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory rate of 25.0% in 2017, except for (i) Zhengxing Wheel, which has been recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2008 to 2019, (ii) Hua’an Zhengxing Wheel Co. Limited, which is recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2017 to 2019 and (iii) Zhengxing Chengdu Wheel, which has an entity incorporated in the western region of the PRC in July 2004 with more than 70.0% of its total income from the business of state-encouraged industry and enjoys a preferential tax rate of 15.0% from its inception in 2004 to 2020.

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

In addition, we also benefit from PRC tax policies designed to encourage exports. In the PRC, steel wheels are normally subject to a VAT of 17.0%, but we receive a full rebate of or exemption from the VAT for the steel wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB80.0 million, RMB61.7 million and RMB64.4 million (US$9.9 million) in 2015, 2016 and 2017, respectively.

Equity-settled Share-based Compensation Expenses

In December 2010, Newrace Limited granted to Mr. Yifan Li, our former chief financial officer, restricted ordinary shares in our company in consideration of his service to us. Of these restricted shares, 35.0%, 25.0% and 20.0% vested on the date our initial public offering was completed, on December 31, 2011 and on December 31, 2012, respectively, and 20.0% vested on December 31, 2013. We did not incur non-cash share-based compensation expenses in each of 2015, 2016 and 2017 in connection with the share option granted to one of our executive officers in August 2011 and the restricted share unit awards granted to each of our independent directors in March 2012 under our 2011 Share Incentive Plan. We account for compensation costs for all such restricted share grants, share options and restricted share unit awards using the fair value determined on the grant date and recognize the expenses in our consolidated statement of comprehensive income.

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

Revenue Recognition

We measure revenue at the fair value of the consideration received or receivable and revenue represents amounts receivable for goods sold in the normal course of business, net of related taxes, trade discounts, estimated customer returns, rebates and other similar allowances. We recognize revenue when goods are delivered to, and inspected to their satisfaction by, our customers, and title has passed, when it is probable that the economic benefits will flow to us, and when the revenue can be measured reliably and collectability is reasonably assured.

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

Results of Operations

The following summary consolidated statement of comprehensive income data for the years ended December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2015		2016		2017		2017
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Summary Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue	2,445,756	100.0	2,249,533	100.0	2,830,987	100.0	435,115	100.0
Cost of sales	(2,081,976)	(85.1)	(1,862,017)	(82.8)	(2,449,399)	(86.5)	(376,466)	(86.5)

Gross profit	363,780	14.9	387,516	17.2	381,588	13.5	58,649	13.5
Other income, gain and loss	16,410	0.7	11,680	0.5	21,171	0.7	3,254	0.7
Net exchange gain (loss)	5,793	0.2	2,546	0.1	(3,521)	(0.1)	(541)	(0.1)
Selling and distribution costs	(212,273)	(8.7)	(181,911)	(8.1)	(173,800)	(6.1)	(26,713)	(6.1)
Research and development expenses	(51,253)	(2.1)	(84,639)	(3.8)	(57,419)	(2.0)	(8,825)	(2.0)
Administrative expenses	(136,681)	(5.6)	(139,377)	(6.2)	(130,203)	(4.6)	(20,012)	(4.6)
Finance costs	(15,913)	(0.7)	(21,387)	(0.9)	(21,375)	(0.8)	(3,285)	(0.8)

Profit (loss) before taxation	(30,137)	(1.2)	(25,572)	(1.2)	16,441	0.6	2,527	0.6
Income tax (expense) credit	1,570	0.1	(352)	0.02	(7,389)	(0.3)	(1,136)	(0.3)

Profit (loss) and total comprehensive income (loss) for the year	(28,567)	(1.2)	(25,924)	(1.2)	9,052	0.3	1,391	0.3

Profit (loss) and total comprehensive income (loss) attributable to:
Owners of the Company	(28,567)	(1.2)	(25,924)	(1.2)	9,052	0.3	1,391	0.3

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

Revenue. Revenue increased by 25.8% from RMB2,249.5 million in 2016 to RMB2,831.0 million (US$435.1 million) in 2017. The increase was mainly due to the increased demand for new trucks, especially heavy- and medium-duty trucks.

PRC aftermarket sales: PRC aftermarket sales decreased by 10.9% from RMB1,021.3 million in 2016 to RMB909.9 million (US$139.9 million) in 2017. The aftermarket wheel segment remained weak as higher OEM truck sales negatively affected aftermarket replacement volume.

PRC OEM sales: PRC OEM sales increased by 78.9% from RMB856.7 million in 2016 to RMB1,533.0 million (US$235.6 million) in 2017. Overall OEM sales rose due to increased demand for new trucks, especially heavy- and medium-duty trucks. Total unit sales in the OEM market increased by 27.8% year-over-year. Unit selling price on OEM sales increased 40.4% year-over-year, which was mainly driven by the significant price appreciation of raw materials, namely steel.

International sales: International sales increased by 4.4% from RMB371.5 million in 2016 to RMB388.0 million (US$59.6 million) in 2017. While unit selling price increased 20.8% year-over-year, total unit volume in international sales decreased by 13.6% year-over-year in the fourth quarter of 2017 as weaker demand in the price sensitive regions such as Southeast Asia, negatively affected overall sales.

Average selling prices of tubed and tubeless steel wheels sold in the PRC and internationally increased from 2016 to 2017 mainly due to corresponding increases in raw material prices.

Cost of Sales. Cost of sales increased by 31.5% from RMB1,862.0 million in 2016 to RMB2,449.4 million (US$376.5 million) in 2017. The increase was primarily due to an increase in the price of steel, our principal raw material, during the period. As a percentage of revenue, cost of sales increased from 82.8% in 2016 to 86.5% in 2017.

Gross Profit. As a result of the foregoing factors, gross profit decreased by 1.5% from RMB387.5 million in 2016 to RMB381.6 million (US$58.6 million) in 2017, and gross profit margin decreased from 17.2% in 2016 to 13.5% in 2017.

Our gross profit margin decreased by 3.7% from 2016 to 2017. Although we proactively raised our prices in 2016 to maintain our market share, increases in raw material costs outpaced the increase in our prices.

Our gross margin was 14.7% in the fourth quarter of 2017, compared with 15.0% in the fourth quarter of 2016. The decrease in gross margin on a year-over-year basis was mainly driven by the significant price appreciation of raw materials, namely steel, which slightly outpaced Zenix Auto’s wheel price increases.

Other Income, Gain and Loss. Other income, gain and loss increased by 81.3% from a gain of RMB11.7 million in 2016 to a gain of RMB21.2 million (US$3.3 million) in 2017. The increase in gain was primarily due to we made profit from sales of scrap materials in 2017 because of the significant price appreciation of raw materials, while in 2016 we had net loss from sales of scrap materials.

Net Exchange Gain (Loss). We had net exchange loss of RMB3.5 million (US$0.5 million) in 2017 due to the appreciation of Renminbi in 2017, we incurred exchange losses when we collected on certain U.S. dollar denominated accounts receivable, as compared to a gain of RMB2.5 million in 2016.

Selling and Distribution Costs. Selling and distribution costs decreased by 4.5% from RMB181.9 million in 2016 to RMB173.8 million (US$26.7 million) in 2017. In 2017, owing to the poor aftermarket sales, we spent less on advertising and business promotion expenses on the aftermarket segment. On the other hand, the OEM market does not require high advertising and promotion efforts as we have a stable relationship with our OEM customers. As a percentage of revenue, selling and distribution costs decreased from 8.1% in 2016 to 6.1% in 2017.

Research and Development Expenses. Research and development expenses decreased by 32.2% from RMB84.6 million in 2017 to RMB57.4 million (US$8.8 million) in 2017. The decrease was primarily because we terminated some steel wheel R&D projects in Langfang and Hefei due to the local government policy no longer deemed those project as high-tech projects. As a percentage of revenue, research and development expenses decreased from 3.8% in 2016 to 2.0% in 2017.

Administrative Expenses. Administrative expenses decreased by 6.6% from RMB139.4 million in 2016 to RMB130.2 million (US$20.0 million) in 2017. As a percentage of revenue, administrative expenses decreased from 6.2% in 2016 to 4.6% in 2017.

Finance Costs. Finance costs remained at RMB21.4 million (US$3.3 million) in 2016 and 2017.

Income Tax (Expense) Credit. Income tax expense in 2017 was RMB7.4 million (US$1.1 million), as compared to an income tax credit of RMB0.4 million in 2016.

Profit (Loss) for the Year. As a result of the foregoing factors, profit for the year increased from a loss of RMB26.0 million and a net loss margin of 1.2% in 2016 to a profit of RMB9.1 million (US$1.4 million) and a net profit margin of 0.3% in 2017.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

Revenue. Revenue decreased by 8.0% from RMB2,445.8 million in 2015 to RMB2,249.5 million in 2016. The decrease was mainly due to the downturn in the aftermarket segment caused by macro-economic conditions in the PRC.

PRC aftermarket sales: PRC aftermarket sales decreased by 14.5% from RMB1,194.2 million in 2015 to RMB1,021.3 million in 2016. The aftermarket wheel segment remained weak as the logistic-used truck market remained sluggish and price competition stayed intense.

PRC OEM sales: PRC OEM sales increased by 5.2% from RMB814.6 million in 2015 to RMB856.7 million in 2016. Overall OEM sales rose due to heavy-duty truck manufacturers increasing production in the second quarter of 2016, thereby enabling us to end the year with strong OEM sales related to truck sales, especially heavy-duty and medium-duty trucks. Total unit sales in the OEM market increased by 7.5% year-over-year.

International sales: International sales decreased by 15.0% from RMB436.9 million in 2015 to RMB371.5 million in 2016. International sales remained weak in the first half of 2016 due to sluggish economies in Southeast Asian countries including Thailand, Indonesia and Myanmar. We adjusted pricing and increased our marketing campaign in Southeast Asian countries starting from the third quarter. However, affected by the global economic downturn and resulting uncertainty, demand from international markets continued to weaken.

Average selling prices of tubed and tubeless steel wheels sold in the PRC and internationally decreased from 2015 to 2016 mainly due to corresponding decreases in raw material prices.

Cost of Sales. Cost of sales decreased by 10.6% from RMB2,082.0 million in 2015 to RMB1,862.0 million in 2016. The decrease was primarily due to a decrease in the price of steel, our principal raw material, during the period. As a percentage of revenue, cost of sales decreased from 85.1% in 2015 to 82.8% in 2016.

Gross Profit. As a result of the foregoing factors, gross profit increased by 6.5% from RMB363.8 million in 2015 to RMB387.5 million in 2016, and gross profit margin increased from 14.9% in 2015 to 17.2% in 2016.

Our gross profit margin increased by 2.3% from 2015 to 2016. Although we proactively lowered our prices in the first three quarters of 2015 to maintain our market share, decreases in raw material costs continued and outpaced the decrease in our prices.

Our fourth quarter gross profit margin in 2016 was 15.0%, lower than our gross profit margin for the year of 17.2%, primarily due to an increase in our costs of sales as a result of increases in raw material costs in the fourth quarter of 2016.

Other Income, Gain and Loss. Other income, gain and loss decreased by 28.7% from a gain of RMB16.4 million in 2015 to a gain of RMB11.7 million in 2016. The decrease in gain was primarily due to (i) a RMB1.6 million decrease in government grants and (ii) a RMB3.3 million decrease in interest income, partially offset by a RMB0.2 million decrease of net loss from sales of scrap materials in 2016 compared to 2015.

Net Exchange Gain (Loss). We had net exchange gain of RMB2.5 million in 2016 due to the depreciation of Renminbi in 2016, when we collected on certain U.S. dollar denominated accounts receivable, as compared to a gain of RMB5.8 million in 2015.

Selling and Distribution Costs. Selling and distribution costs decreased by 14.3% from RMB212.3 million in 2015 to RMB181.9 million in 2016. The decrease was primarily due to (i) a RMB29.8 million decrease in transportation costs because of increased efficiencies from centralized procurement and (ii) a RMB0.7 million decrease in export charges, offset in part by a RMB1.4 million increase in business promotion and advertising expenses. As a percentage of revenue, selling and distribution costs decreased from 8.7% in 2015 to 8.1% in 2016.

Research and Development Expenses. Research and development expenses increased by 65.0% from RMB51.3 million in 2015 to RMB84.6 million in 2016. The increase was primarily because we incurred more material costs for R&D activities. As a percentage of revenue, research and development expenses increased from 2.1% in 2015 to 3.8% in 2016.

Administrative Expenses. Administrative expenses increased by 2.0% from RMB136.7 million in 2015 to RMB139.4 million in 2016. The increase was primarily due to a RMB11.7 million increase in depreciation expenses, partially offset by (i) a RMB3.7 million decrease in staff costs and (ii) a RMB 2.0 million decrease in professional expenses. As a percentage of revenue, administrative expenses increased from 5.6% in 2015 to 6.2% in 2016.

Finance Costs. Finance costs increased by 34.6% from RMB15.9 million in 2015 to RMB21.4 million in 2016. The increase was primarily due to increased average loan balances in 2016.

Income Tax (Expense) Credit. Income tax expense in 2016 was RMB0.4 million, as compared to an income tax credit of RMB1.6 million in 2015.

Loss for the Year. As a result of the foregoing factors, loss for the year decreased from RMB28.6 million and a net loss margin of 1.2% in 2015 to a loss of RMB26.0 million and a net loss margin of 1.2% in 2016.

B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flow from operations, bank borrowings, equity contributions by our shareholders and net proceeds from our initial public offering on May 17, 2011. As of December 31, 2017, we had RMB751.6 million (US$115.5 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and bank balances.

We had net current assets of RMB732.9 million, RMB834.8 million and RMB958.7 million (US$147.3 million) as of December 31, 2015, 2016 and 2017, respectively. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing and the net proceeds from our initial public offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Our bank borrowings were primarily obtained from two PRC banks for the purposes of general working capital and funding of capital expenditure needs. As of December 31, 2015, 2016 and 2017, our total bank borrowings amounted to RMB558.0 million (US$85.8 million). We did not have any non-current borrowing. We do not have any variable-rate borrowings as of December 31, 2015, 2016 and 2017. In 2015, 2016 and 2017, our fixed-rate bank borrowings carried interest rates ranging from 5.6% to 6.0%, 4.35% to 5.6%, and 4.35% per annum, respectively.

A portion of our bank borrowings were secured. As of December 31, 2016 and 2017, bank borrowings amounting to RMB180.0 million (US$27.7 million) were secured by pledged bank deposits, property, plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB378.0 million (US$58.1 million) were unsecured.

	As of December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(in thousands)
Variable-rate bank borrowings	—	—	—	—
Fixed-rate bank borrowings repayable:
Within one year	558,000	558,000	558,000	85,763

Total bank borrowings	558,000	558,000	558,000	85,763
Less: Amounts due within one year shown under current liabilities	(558,000)	(558,000)	(558,000)	(85,763)

	—	—	—	—

In addition, certain of our bank borrowings were guaranteed by our subsidiaries, namely Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to two guarantee agreements entered into in April 2016 and June 2016. As of December 31, 2015, 2016 and 2017, these guaranteed bank borrowings amounted to RMB558.0 million (US$85.8 million).

We plan to repay these bank borrowings with cash generated from our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. As of December 31, 2015, 2016 and 2017, we had available undrawn one-year borrowing facilities from two PRC banks of RMB1,660.0 million, RMB1,621.0 million and RMB1,590.0 million (US$244.4 million), respectively. We have historically been able to repay our bank borrowings when they become due. We expect to be able to obtain additional bank borrowings should we need additional funding for working capital and capital expenditures.

Cash Flow

The following table sets forth a summary of our cash flow for the periods indicated:

	Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from (used in) operating activities	293,807	179,167	(91,212)	(14,017)
Net cash used in investing activities	(59,627)	(63,446)	(38,479)	(5,915)
Net cash (used in) from financing activities	24,702	(35,631)	(17,189)	(2,642)

Net increase (decrease) in cash and cash equivalents	258,882	80,090	(146,880)	(22,574)
Cash and cash equivalent at beginning of the year	556,990	817,247	896,799	137,835
Effect of foreign exchange rate changes	1,375	(538)	1,693	260

Cash and cash equivalent at end of the year	817,247	896,799	751,612	115,521

Operating Activities

We derive cash inflow from operations primarily through the receipt of payments for the sales of our products. Our cash outflow from operations is used primarily for raw material purchases, staff costs and miscellaneous expenses used in operating activities. Our net cash from operating activities reflects our profit (loss) for the year, as adjusted for non-cash items such as depreciation and amortization, and the effects of changes in working capital such as increases or decreases in trade and other receivables, prepayments, inventories, trade and other payables and accruals.

Net cash used in operating activities was RMB91.2 million (US$14.0 million) in 2017, which was primarily attributable to (i) an increase in trade and other receivables of RMB207.0 million (US$31.8 million); (ii) an increase in inventories of RMB39.3 million (US$6.0 million); and (iii) a decrease in trade and other payables and accruals of RMB 36.1 million (US$5.6 million); partially offset by our profit before taxation of RMB16.4 million (US$2.5 million), as adjusted for deprecation of property, plant and equipment of RMB157.4 million (US$24.2 million).

Net cash from operating activities was RMB179.2 million in 2016, which was primarily attributable to (i) our pre-tax loss of RMB25.6 million, as adjusted for deprecation of property, plant and equipment of RMB154.8 million, (ii) an increase in trade and other payables and accruals of RMB67.4 million, (iii) a decrease in inventory of RMB43.2 million; partially offset by an increase in trade and other receivables and prepayments of RMB82.4 million primarily due to increased sales in the fourth quarter of 2016 and increased prepayments for certain raw materials.

Investing Activities

Net cash used in investing activities was RMB38.5 million (US$5.9 million) in 2017, which was primarily attributable to (i) placement of fixed bank deposits with maturity periods over three months of RMB580.0 million (US$89.1 million), (ii) pledged bank deposits of RMB7.1 million (US$1.1 million) and (iii) purchase of property, plant and equipment of RMB35.6 million (US$5.4 million), partially offset by withdrawal of fixed bank deposits with maturity periods over three months of RMB580.0 million (US$89.1 million) and withdrawal of pledged bank deposits of RMB4.0 million (US$0.6 million).

Net cash used in investing activities was RMB63.4 million in 2016, which was primarily attributable to (i) placement of fixed bank deposits with maturity periods over three months of RMB720.0 million and pledged bank deposits of RMB20.3 million, (ii) purchase of property, plant and equipment of RMB15.1 million and (iii) deposits paid for acquisition of property, plant and equipment of RMB14.5 million, partially offset by (A) withdrawal of fixed bank deposits with maturity periods over three months of RMB690.0 million and (B) withdrawal of pledged bank deposits of RMB16.4 million.

Financing Activities

Net cash used in financing activities was RMB17.2 million (US$2.6 million) in 2017, which was attributable to (i) repayment of bank borrowings of RMB558.0 million (US$85.8 million), (ii) interest paid of RMB24.5 million (US$3.8 million) and (iii) repayment to a shareholder of RMB2.8 million (US$0.4 million), offset by new bank borrowings raised of RMB558.0 million (US$85.8 million) and advance from a shareholder of RMB10.1 million (US$1.6 million).

Net cash used in financing activities was RMB35.6 million in 2016, which was attributable to (i) repayment of bank borrowings of RMB558.0 million, (ii) interest paid of RMB25.4 million and (iii) repayment to a related party of RMB14.7 million, offset by new bank borrowings raised of RMB558.0 million and advance from a related party of RMB4.5 million.

In 2015, 2016 and 2017, our capital expenditures totaled RMB90.6 million, RMB29.5 million and RMB35.6 million (US$5.5 million), respectively. In past years, our capital expenditures consisted primarily of the purchase of property, plant and equipment, the cost of obtaining land use rights and other costs incurred in connection with the construction and expansion of our various manufacturing facilities and a new production line of aluminum wheel manufacturing facility. Our capital expenditures in 2017 have been funded by cash flow from operations.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2017:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Bank borrowings	558,000	—	—	—	558,000	85,763
Operating lease commitment	—	—	—	—	—	—
Purchase commitment	—	—	—	—	—	—
Capital commitment	1,540	—	—	—	1,540	237

Total	559,540	—	—	—	559,540	86,000

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of April 27, 2018:

Name	Age	Position

Jianhui Lai	52	Chairman of the board of directors and chief executive officer
Junqiu Gao	51	Director, deputy chief executive officer and chief sales and marketing officer
William John Sharp	76	Independent director
Xiandai Zhang	49	Independent director
Yichun Zhang	84	Independent director
To Wai Suen	44	Independent director
Martin Cheung	49	Chief financial officer
Xichuan Lai	50	Financial controller
Guohe Zhang	72	Chief technology officer
Jiangjun Yang	41	Chief production officer

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

Mr. To Wai Suen (Eric) has served as our independent director since April 2017. Mr. Suen has over 17 years of experience in merger and acquisitions, fund raising, auditing, tax and accounting. His past work experiences include serving as the Chief Financial Officer and Company Secretary of the China Saite Group Company Limited from May 2015 to August 2016. Prior to that, Mr. Suen worked for almost 13 years with Deloitte Hong Kong and later Deloitte Touche Tohmatsu LLP (Shanghai). Mr. Suen is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants. Mr. Suen received his bachelor’s degree in arts from the Chinese University of Hong Kong in 1995 and his bachelor’s degree in commerce from the University of Western Australia in 2001.

Mr. Martin Cheung has over 13 years of experience in accounting and finance with publicly and privately held companies. Mr. Cheung was most recently the Chief Financial Officer of Profound Heavy Company Limited, and the Finance Director of Norstar Founders Group Limited (2339: HK), recently renamed Beijing West Industry International, and a Corporate Finance Director at Grant Thornton Corporate Finance Limited. Additionally, Mr. Cheung held management positions at Japan Asia Securities and Daiwa Securities. Mr. Cheung currently is an independent director of Boyaa International Ltd. (434.HK) and Co-Prosperity Holdings Limited (707.HK). Mr. Cheung was a senior auditor at Deloitte Touche Tohmatsu. Mr. Cheung is a Certified Public Accountant, with a master’s degree in Accounting from Curtin University of Technology (Australia), a master’s of Science degree in Finance (Investment Management) from the Hong Kong University of Science and Technology, and a bachelor’s degree in Social Sciences from the University of Hong Kong.

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

Compensation of Directors and Executive Officers

In 2017, the aggregate cash compensation, including basic salary and bonus and other benefits, to all of our directors and our executive officers was RMB4.9 million (US$0.8 million). On March 30, 2012, we also granted restricted share unit awards to each of our independent directors which vested on March 25, 2013. ADSs, representing less than 1% of our total outstanding ordinary shares, were given to the directors in settlement of such awards upon vesting. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, employment and other statutory benefits.

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

Transferability

Under the 2011 Share Incentive Plan, ISOs may be exercised only by the grantee and may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution. Other awards under the plan may be transferable (i) by will and by the laws of descent and distribution and (ii) upon request from the grantee, to the extent and in the manner authorized by our board of directors. The 2011 Share Incentive Plan permits the designation of beneficiaries by holders of awards, including ISOs.

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

Audit Committee

Our audit committee consists of Messrs. William John Sharp, Xiandai Zhang, Yichun Zhang and To Wai Suen. Mr. Sharp is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that Messrs. Sharp, Zhang and Zhang are “independent directors” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual, or NYSE Listed Company Manual, and meet the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

We had 4,239, 4,162 and 4,058 employees as of December 31, 2015, 2016 and 2017, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2017:

Function	Number

Manufacturing	2,996
Research and development and technology	194
Sales and marketing	235
Quality control	214
Management and administration	419

Total	4,058

All of our employees are stationed in the PRC. We do not have any part-time employees.

In compliance with the relevant PRC labor laws, we enter into individual employment contracts with our employees typically covering matters such as wages, bonuses, employee benefits, workplace safety, confidentiality obligations and non-competition (for our executive officers and employees involved in technology and research and development), and grounds for termination. In addition, we provide various healthcare benefits and insurance to our employees and participate in various employee benefit plans in accordance with applicable laws and regulations. These employment contracts generally have a term of three years. The total amount of contributions we made to employee benefit plans in 2015, 2016 and 2017 was RMB52.5 million, RMB48.9 million and RMB46.0 million (US$7.1 million), respectively. We invest in continuing education and training programs for our management staff and other employees to upgrade their skills and knowledge continuously. We provide our employees with internal training in various areas.

We have a labor union dedicated to protect employees’ rights, help fulfill our economic objectives, encourage employee participation in management decisions and assist in mediating disputes between us and union members. To date, we have not experienced any strikes, labor disputes or industrial action which had a material effect on our business, and consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of March 31, 2018 (unless otherwise indicated) by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person or the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2018, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned (1)
	Number	Percentage (%)

Directors and Executive Officers:
Jianhui Lai (2)	143,587,200	69.53
Junqiu Gao (3)	143,647,200	69.56
William John Sharp	*	*
Yichun Zhang	*	*
Xiandai Zhang	—	—
Xichuan Lai	—	—
Guohe Zhang	—	—
Jiangjun Yang	—	—
All directors and executive officers as a group	144,931,495	70.18

Principal Shareholders:
Newrace Limited (2)	143,587,200	69.53
Capital Research Global Investors (4)	10,322,000	5.00

*	Less than 1% of our total outstanding ordinary shares.
(1)	Percentage of beneficial ownership of each listed person or group is based on 206,500,000 ordinary shares outstanding as of March 31, 2018 and the ordinary shares underlying all options held by such person or group that have vested or will vest within 60 days after March 31, 2018, each as held by such person or group as of that date.
(2)	Newrace Limited is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Mr. Jianhui Lai, our founder, chairman and chief executive officer. The registered address of Newrace Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.
(3)	Represents (i) 143,587,200 ordinary shares held by Newrace Limited and (ii) 60,000 ordinary shares owned by Mr. Junqiu Gao. Mr. Gao, a director of Newrace Limited, disclaims beneficial ownership of 143,587,200 ordinary shares held by Newrace Limited.
(4)	Based solely upon information contained in the Schedule 13G/A filed by Capital Research Global Investors, a division of Capital Research and Management Company, with the SEC on February 16, 2016. The address of the principal business office of Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.

As of March 31, 2018, there were two ordinary shareholders of record with an address in the United States, including The Bank of New York Mellon, depositary of our ADS program, which held 62,499,988 ordinary shares as of that date, representing 30.27% of our outstanding ordinary shares.

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

Guarantees Provided by Our Subsidiaries

Certain of our bank borrowings were guaranteed by our subsidiaries, namely Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to three guarantee agreements entered into in January 2008 and 2009. As of December 31, 2015, 2016 and 2017, these guaranteed bank borrowings amounted to RMB558.0 million (US$85.8 million).

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

Holders of our ADSs are entitled to receive dividends, if any, subject to the terms of the deposit agreement (including the fees and expenses payable thereunder), to the same extent as the holders of our ordinary shares. Cash dividends, if any when declared, will be paid to the depositary in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.

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

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the period indicated.

	Price per ADS (US$)
	High	Low

Annual High and Low
2013	4.27	2.11
2014	3.15	1.01
2015	1.46	0.64
2016	1.49	0.43
2017	2.32	1.02

Quarterly Highs and Lows
First Quarter 2016	1.15	0.43
Second Quarter 2016	1.17	0.73
Third Quarter 2016	1.33	0.74
Fourth Quarter 2016	1.49	1.02
First Quarter 2017	1.95	1.02
Second Quarter 2017	1.95	1.22
Third Quarter 2017	1.90	1.26
Fourth Quarter 2017	2.32	1.06
First Quarter 2018	1.83	0.86

Monthly Highs and Lows
October 2017	1.40	1.14
November 2017	2.32	1.05
December 2017	1.67	1.18
January 2018	1.83	1.23
February 2018	1.35	0.86
March 2018	1.57	1.00
April 2018 (through April 27, 2018)	1.47	1.06

(1)	Our ADSs began trading on the New York Stock Exchange on May 11, 2011.

B.	Plan of Distribution

Not applicable.

C.	Markets

Please refer to Item 9A “The Offer and Listing—Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

People’s Republic of China Taxation

On March 16, 2007, the NPC passed the EIT Law, and on December 6, 2007, the State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008 (the EIT Law was amended on February 24, 2017). The EIT Law and its implementation rules apply a uniform 25.0% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25.0% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “High and New Technology Enterprises” are entitled to a 15.0% enterprise income tax rate.

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

In 2015 and 2016, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have decreased/(increased) our pre-tax loss for the year by RMB525,000 and RMB569,000, respectively. In 2017, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have increased/(decreased) our pre-tax profit for the year by RMB427,000 (US$66,000).

Credit Risk

Our credit risk is primarily attributable to trade and other receivables and prepayments, cash at banks and deposits with banks. Our management has a credit policy in place, and our exposure to credit risk is monitored on an ongoing basis. We place deposits with banks which we believe are of a good reputation. We have concentration of credit risk to a certain extent as 20.2%, 18.9% and 25.6% of our trade receivables as of December 31, 2015, 2016 and 2017, respectively, was due from our five largest customers.

Currency Risk

A majority of our revenue and most of our expenditure are denominated in Renminbi. However, we are exposed to currency risk primarily through sales which give rise to receivables and cash balances that are denominated in a foreign currency. The currencies giving rise to this risk are primarily U.S. dollars.

The exchange rate of the Renminbi with U.S. dollars and other currencies is affected by, among other things, China’s political and economic conditions. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollars as of December 31, 2015, 2016 and 2017, a 5.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB0.8 million, RMB1.5 million and RMB1.6 million (US$0.2 million) in our exchange gain, respectively.

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

Commodity price risk

The major raw material used in the production of our products includes steel. We are exposed to fluctuation in the prices of this raw material which are influenced by global as well as regional supply and demand conditions. Fluctuations in the prices of raw materials could adversely affect our financial performance. We historically have not entered into any commodity derivative instruments to hedge the potential commodity price changes.

Inflation

China’s consumer price index, the broadest measure of inflation, rose 2.9% in February 2018 from the level in February 2017. Although there can be no assurance as to the impact in future periods, inflation has not had a material impact on our results of operation in recent years.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors. We have receivable reimbursement payments from the depositary totaling approximately US$25,372.10 (net of withholding tax) for the year ended December 31, 2017. In addition, the depositary has agreed to waive certain fees for standard costs associated with the administration of the ADS program. The depositary waived such costs in an aggregate amount of approximately US$45,000 for the year ended December 31, 2017.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Please refer to Item 10B “Additional Information—Memorandum and Articles of Association” for a description of the rights of security holders, which remain unchanged.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2017, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15 and 15d-15 of the Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and regulations, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017, using criteria established in the updated framework in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2016	2017	2017
	RMB	RMB	US$
	(in thousands)
Audit fees (1)	1,421	1,589	244
Audit-related fees (2)	—	—	—

Total	1,421	1,589	244

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual financial statements.
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

There were no changes to our certifying accountants for the year ended December 31, 2017.

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

•

Section 303A.09 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose corporate governance guidelines addressing certain specified subjects. We are not required under the laws of the British Virgin Islands to adopt or disclose corporate governance guidelines. We have adopted our corporate governance guidelines but do not disclose such guidelines.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of China Zenix (incorporated by reference to Exhibit 3.3 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

2.1	China Zenix’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	China Zenix’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

2.3	Form of Deposit Agreement, among China Zenix, the Depositary and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 1 to Amendment No. 1 to Form F-6 (File No. 333-173588) filed with the SEC on April 27, 2011)

4.1	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.2	Form of Indemnification Agreement between China Zenix and its directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.3	Form of Employment Agreement between China Zenix and its executive officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.4	Form of Strategic Cooperation Agreement between Zhengxing Wheel and international distributors (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.5	Form of Strategic Cooperation Agreement between Zhengxing Wheel and international OEM customers (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

8.1	Subsidiaries of China Zenix

11.1	Code of Business Conduct and Ethics of China Zenix (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Centurion ZD CPA Limited, an independent registered public accounting firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

By:	/s/ Martin Cheung
Martin Cheung
Chief Financial Officer

Date: April 27, 2018

CHINA ZENIX AUTO INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Zenix Auto International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Zenix Auto International Limited and subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA Limited

Centurion ZD CPA Limited

We have served as the Company’s auditor since 2016. Hong Kong, China
April 27, 2018

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2015, 2016 and 2017

	NOTE	2015		2016		2017		2017
		RMB’000		RMB’000		RMB’000		US$’000
Revenue	5		2,445,756		2,249,533		2,830,987		435,115
Cost of sales			(2,081,976)		(1,862,017)		(2,449,399)		(376,466)

Gross profit			363,780		387,516		381,588		58,649
Other income, gain and loss	6		16,410		11,680		21,171		3,254
Net exchange gain (loss)			5,793		2,546		(3,521)		(541)
Selling and distribution costs			(212,273)		(181,911)		(173,800)		(26,713)
Research and development expenses			(51,253)		(84,639)		(57,419)		(8,825)
Administrative expenses			(136,681)		(139,377)		(130,203)		(20,012)
Finance costs	7		(15,913)		(21,387)		(21,375)		(3,285)

(Loss) profit before taxation			(30,137)		(25,572)		16,441		2,527
Income tax credit (expense)	8		1,570		(352)		(7,389)		(1,136)

(Loss) profit and total comprehensive (loss) income for the year	9		(28,567)		(25,924)		9,052		1,391

(Loss) profit and total comprehensive (loss) profit attributable to:
Owners of the Company			(28,567)		(25,924)		9,052		1,391

(Loss) Earnings per Share	10
Basic		RMB	(0.14)	RMB	(0.13)	RMB	0.04	USD	0.01
Diluted		RMB	(0.14)	RMB	(0.13)	RMB	0.04	USD	0.01

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	NOTE	2016	2017	2017
		RMB’000	RMB’000	US$’000
ASSETS
Current assets
Inventories	12	138,740	178,034	27,363
Trade and other receivables and prepayments	13	695,856	900,162	138,352
Prepaid lease payments	14	9,425	9,425	1,449
Pledged bank deposits	15	32,100	35,200	5,410
Fixed bank deposits with maturity periods over three months	15	290,000	290,000	44,572
Bank balances and cash	15	896,799	751,612	115,521

Total current assets		2,062,920	2,164,433	332,667

Non-current assets
Property, plant and equipment	16	1,379,287	1,272,774	195,622
Prepaid lease payments	14	376,449	367,024	56,411
Deferred tax assets	17	23,836	25,500	3,919
Intangible assets	18	17,000	17,000	2,613

Total non-current assets		1,796,572	1,682,298	258,565

Total assets		3,859,492	3,846,731	591,232

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	19	668,633	635,425	97,663
Amount due to a shareholder	20	1,398	8,742	1,344
Taxation payable		109	3,573	549
Short-term bank borrowings	21	558,000	558,000	85,763

Total current liabilities		1,228,140	1,205,740	185,319

Non-current liabilities
Deferred income	22	8,496	7,699	1,183
Deferred tax liabilities	17	85,286	86,670	13,321

Total non-current liabilities		93,782	94,369	14,504

Total liabilities		1,321,922	1,300,109	199,823

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 shares issued and outstanding as of December 31, 2016 and 2017)	23	136	136	21
Additional paid in capital		392,076	392,076	60,261
Reserves		2,145,358	2,154,410	331,127

Total equity attributable to owners of the Company		2,537,570	2,546,622	391,409

Total equity and liabilities		3,859,492	3,846,731	591,232

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2015, 2016 and 2017

	Share capital	Additional paid in capital	Capital reserve	PRC statutory reserve	Share incentive plan reserve	Retained profits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(note i)	(note ii)

As of January 1, 2015	136	392,076	560,892	124,230	3,110	1,511,617	2,592,061
Loss and total comprehensive loss for the year	—	—	—	—	—	(28,567)	(28,567)

As of December 31, 2015	136	392,076	560,892	124,230	3,110	1,483,050	2,563,494
Loss and total comprehensive loss for the year	—	—	—	—	—	(25,924)	(25,924)

As of December 31, 2016	136	392,076	560,892	124,230	3,110	1,457,126	2,537,570
Profit and total comprehensive income for the year	—	—	—	—	—	9,052	9,052
Transfer	—	—	—	3,363	—	(3,363)	—

As of December 31, 2017	136	392,076	560,892	127,593	3,110	1,462,815	2,546,622

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

As of December 31, 2017	21	60,261	86,207	19,611	478	224,831	391,409

See accompanying notes to the consolidated financial statements.

Notes:

i.	Capital reserve include (a) additional capital contributions, comprising a cash injection of RMB159.8 million and an option of RMB386.3 million, being the fair value at grant date, by equity owners to acquire Zhengxing Wheel Group Co., Limited (b) capital contribution of RMB10.9 million in the year ended December 31, 2011 by equity owners pursuant to a shareholder agreement and (c) the recognition of share-based payment expenses of RMB3,829,000 (US$600,000) as of January 1, 2015, December 31, 2015, 2016 and 2017, in relation to restricted shares awarded to a management executive by an equity participant (Newrace Limited) ..
ii.	As stipulated by the relevant laws and regulations in the People’s Republic of China (the “PRC”), companies established in the PRC (the “PRC subsidiaries”) are required to maintain a statutory reserve made out of profit for the year based on the PRC subsidiaries’ statutory financial statements which are prepared in accordance with the accounting principles generally accepted in the PRC. The amount and allocation basis are decided by the board of directors of the relevant PRC subsidiaries annually and is not to be less than 10% of the profit for the year of the relevant PRC subsidiaries. The aggregate amount allocated to the reserves will be limited to 50% of registered capital for certain subsidiaries. Statutory reserve can be used for expanding the capital base of the PRC subsidiaries by means of capitalization issue.

The PRC laws and regulations restrict the distribution of registered capital of companies established in the PRC. Accordingly, the registered capital of PRC entities in the Group of RMB773,065,000 as of December 31, 2016 and 2017 are considered restricted for distribution.

In addition, as a result of the relevant PRC laws and regulations which impose restriction on distribution or transfer of assets out of the PRC statutory reserve, RMB146,424,000 and RMB149,787,000, respectively, representing the PRC statutory reserve of the subsidiaries as of December 31, 2016 and 2017, are also considered under restriction for distribution.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2015, 2016 and 2017

	2015	2016	2017	2017
	RMB’000	RMB’000	RMB’000	US$’000
OPERATING ACTIVITIES
(Loss) profit before taxation	(30,137)	(25,572)	16,441	2,527
Amortization of prepaid lease payments	9,425	9,425	9,425	1,449
Depreciation of property, plant and equipment	131,277	154,783	147,959	22,741
Release of deferred income	(796)	(796)	(797)	(122)
Finance costs	15,913	21,387	21,375	3,285
Interest income	(14,464)	(11,126)	(11,020)	(1,694)
Loss on disposal of property, plant and equipment	13	105	31	5

Operating cash flows before movements in working capital	111,231	148,206	183,414	28,191

Decrease (increase) in inventories	200,162	43,165	(39,294)	(6,039)
Decrease (increase) in trade and other receivables and prepayments	305,960	(82,407)	(206,950)	(31,807)
(Decrease) increase in trade and other payables and accruals	(335,696)	67,363	(36,148)	(5,556)

Cash generated from (used in) operations	281,657	176,327	(98,978)	(15,211)
Interest received	15,364	11,123	11,040	1,697
PRC income tax refunded	—	510	—	—
PRC income tax paid	(3,214)	(8,793)	(3,274)	(503)

NET CASH FROM (USED IN) OPERATING ACTIVITIES	293,807	179,167	(91,212)	(14,017)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(20,512)	(15,082)	(14,135)	(2,173)
Deposits paid for acquisition of property, plant and equipment	(70,065)	(14,464)	(21,482)	(3,302)
Withdrawal of pledged bank deposits	33,800	16,390	4,000	614
Placement of pledged bank deposits	(2,900)	(20,290)	(7,100)	(1,091)
Proceeds on disposal of property, plant and equipment	50	—	238	37
Placement of fixed bank deposits with maturity periods over three months	(520,000)	(720,000)	(580,000)	(89,144)
Withdrawal of fixed bank deposits with maturity periods over three months	520,000	690,000	580,000	89,144

NET CASH USED IN INVESTING ACTIVITIES	(59,627)	(63,446)	(38,479)	(5,915)

FINANCING ACTIVITIES
New bank borrowings raised	558,000	558,000	558,000	85,763
Repayment of bank borrowings	(508,000)	(558,000)	(558,000)	(85,763)
Advance from a shareholder	6,172	4,455	10,149	1,560
Repayment to a shareholder	—	(14,736)	(2,805)	(431)
Interest paid	(31,470)	(25,350)	(24,533)	(3,771)

NET CASH FROM (USED IN) FINANCING ACTIVITIES	24,702	(35,631)	(17,189)	(2,642)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	258,882	80,090	(146,880)	(22,574)
Effect of foreign exchange rate	1,375	(538)	1,693	260
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	556,990	817,247	896,799	137,835

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	817,247	896,799	751,612	115,521

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

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

Zhengxing Wheel was established as a limited liability company in the PRC on June 23, 2003. Details of Zhengxing Wheel’s subsidiaries as of December 31, 2016 and 2017 are as follows:

	Place and date of establishment	Attributable equity interests directly held by Zhengxing Wheel at December 31,
Name of company	and operation	2016	2017

Zhengxing Group Benxi Wheel Co., Ltd.	The PRC July 13, 2004	100%	100%

Zhengxing Group Chengdu Wheel Co., Ltd. (“Zhengxing Chengdu”)	The PRC July 30, 2004	100%	100%

Zhengxing Group Langfang Wheel Co., Ltd. (“ZhengxingLangfang”)	The PRC January 21, 2005	100%	100%

Zhengxing Group Hefei Wheel Co., Ltd. (“Zhengxing Hefei”)	The PRC June 9, 2005	100%	100%

Hua’an Zhengxing Wheel Co., Ltd.	The PRC November 19, 2010	100%	100%

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

For the years ended December 31, 2015, 2016 and 2017

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual IFRSs, International Accounting Standards and related nterpretations issued by the IASB.

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

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company:

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

For the years ended December 31, 2015, 2016 and 2017

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

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts, estimated customer returns, rebates and other similar allowances. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

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

The Group’s sales to tier-one distributors and international sales to international distributors and vehicle manufacturers have no rights of returns or warranty obligations.

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

For the years ended December 31, 2015, 2016 and 2017

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

Properties, plant and equipment in the course of construction for production, supply or administrative purposes and equipment pending for installation are carried at cost, less any recognized impairment loss. Costs include professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the Group’s accounting policy. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

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

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the net proceeds on disposal and the carrying amount of the asset and is recognized in profit or loss on the date of retirement or disposal.

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

For the years ended December 31, 2015, 2016 and 2017

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

Share-based payment transactions

Equity-settled share-based payment transactions

Share options/awarded shares granted to employees

The fair value of services received determined by reference to the fair value of the share options and awarded shares granted at the date of grant is expensed as staff costs on a straight-line basis over the vesting period, with a corresponding increase in share incentive plan reserve (see Note 25).

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

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

For the years ended December 31, 2015, 2016 and 2017

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Taxation - continued

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period. Deferred tax assets and liabilities are not discounted.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

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

For the years ended December 31, 2015, 2016 and 2017

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

For the years ended December 31, 2015, 2016 and 2017

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

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

The Group derecognizes a financial liability when, and only when, the Group’s obligations are discharged, canceled or expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

Translation into United States dollar

The consolidated financial statements of the Group are stated in RMB. The translation of RMB amounts as of and for the year ended December 31, 2017 into US$ is included solely for the convenience of readers and was made at the rate of RMB6.5063 to US$1.00, which was based on the noon buying rate on December 31, 2017 in The City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

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

The IASB has issued a number of amendments to IFRSs that are first effective for the current accounting period of the Group. None of these impact on the accounting policies of the Group. However, additional disclosure has been included in note 15(b) to satisfy the new disclosure requirements introduced by the amendments to IAS 7, Statement of cash flows: Disclosure initiative, which require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Comparative information has not been presented.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2017 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group:

Effective for accounting periods beginning on or after

IFRS 9	Financial Instruments	January 1, 2018
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IFRSs	Annual Improvements to IFRSs 2014 – 2016 Cycle	January 1, 2018
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Not yet been determined
Amendments to IAS 28	Long-term Investments in Associates and Joint Ventures	January 1, 2019
Amendments to IAS 40	Transfers of Investment Property	January 1, 2018
IFRIC-Int 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRIC-Int 23	Uncertainty over Income Tax Treatments	January 1, 2019

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far the Group has identified some aspects of the new standards which may have impact on the consolidated financial statements. Further details of the expected impacts are discussed below. While the assessment has been substantially completed for IFRS 9 and IFRS 15, the actual impacts upon the initial adoption of the standards may differ as the assessment completed to date is based on the information currently available to the Group, and further impacts may be identified before the standards are initially applied in the Group’s quarterly financial statemnets for the three months ended March 31, 2018. The Group may also change its accounting policy elections, including the transition options, until the standards are initially applied in that financial report.

IFRS 9 Financial Instruments

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group currently plans to adopt IFRS 9 initially on January 1, 2018. IFRS 9 contains three principal classification and measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVTPL”).

The Group did not have any financial assets or liabilities designated at FVOCI or FVTPL as at December 31, 2017.

There is a change in hedge accounting rules that more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. The Group did not have any such hedging instruments as at December 31, 2017.

IFRS 9 requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. It will apply to financial assets measured at amortized cost and debt securities measured at FVOCI. The Group has assessed how its impairment provisions would be affected by the new model. So far it has concluded that there would be no material impact for the application of the new impairment requirements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Group’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group currently plans to adopt IFRS 15 initially on January 1, 2018.

IFRS 15 establishes a five-step model comprehensive framework for the recognition of revenue from contracts with customer: (i) identify the contract; (ii) identify performance obligations; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

(a)	Timing of revenue recognition

Currently, revenue from the sale of goods is generally recognized when the risks and rewards of ownership have passed to the customers.

Under IFRS 15, revenue is recognized when the customer obtains control of the promised good or service in the contract.

The Group has assessed that the new revenue standard is not likely to have significant impact on how it recognizes revenue from sale of goods.

(b)	Sales with a right of return

Currently when the tier-one distributors and international distributors and vehicle manufacturers customers are allowed to return the Group’s products, the Group estimates the level of expected returns and makes an adjustment against revenue and cost of sales. Historically, the Group experienced a minimal rate of product return from these customers, so the level of expected return has been zero.

The Group has assessed that the adoption of IFRS 15 will not materially affect how the Group recognizes revenue and cost of sales when the customers have a right of return.

However, the new requirement to recognize separately a return asset for the products expected to be returned will impact the presentation in the consolidated statement of financial position as the Group currently adjusts the carrying amounts of inventory for the expected returns, instead of recognizing a separate asset.

4.	ACCOUNTING JUDGMENTS AND ESTIMATES

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

4.	ACCOUNTING JUDGMENTS AND ESTIMATES - continued

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

As of December 31, 2017 and 2016, the carrying amounts of property, plant and equipment were RMB1,272,774,000 (US$195,622,000) and RMB1,379,287,000, respectively (net of accumulated impairment losses of RMB10,259,000 as of December 31, 2017 and 2016). No impairment loss was recognized for the years presented.

Estimated impairment of prepaid lease payments

Determining whether prepaid lease payments are impaired requires an estimation of the recoverable amount of the prepaid lease payments. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

As of December 31, 2017 and 2016, the carrying amounts of prepaid lease payments were RMB376,449,000 (US$57,860,000) and RMB385,874,000, respectively. No impairment loss was recognized for the years presented.

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

As of December 31, 2017 and 2016, the carrying amount of intangible assets was RMB17,000,000 (US$2,613,000) and RMB17,000,000, respectively. No impairment loss was recognized for the years presented.

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

As of December 31, 2017 and 2016, the carrying amounts of trade receivables were RMB587,510,000 (US$90,299,000) and RMB438,751,000, respectively. No impairment loss of trade receivables was recognized for the years presented.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

4.	ACCOUNTING JUDGMENTS AND ESTIMATES - continued

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

As of December 31, 2017 and 2016, the carrying amounts of inventories were RMB178,034,000 (US$27,363,000) and RMB138,740,000, respectively. No impairment loss of inventories was recognized for the years presented.

Provision for deferred tax

Determining income tax provisions involves judgment on the future tax treatment of certain transactions. The management evaluates tax implications of transactions and tax provisions are set up accordingly. The tax treatment of such transactions is reconsidered periodically to take into account all changes in tax legislation. Deferred tax assets are recognized for tax losses not yet used and temporary deductible differences. As those deferred tax assets can only be recognized to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized, management’s judgment is required to assess the probability of future taxable profits. Management’s assessment is constantly reviewed and additional deferred tax assets are recognized if it becomes probable that future taxable profits will allow the deferred tax asset to be recovered.

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

5.	REVENUE AND SEGMENT INFORMATION - continued

An analysis of the Group’s revenue and segment results by operating and reportable segments for the years are as follows:

	PRC OEM sales			PRC aftermarket sales			International sales			Consolidated
	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017	2017
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Revenue from external customers	814,621	856,727	1,533,044	1,203,753	1,028,018	914,303	431,361	365,916	383,182	2,449,735	2,250,661	2,830,529	435,044
Reconciliation adjustments
Gross up adjustment to reverse net off of selling expense	—	—	—	—	—	—	5,569	5,621	4,832	5,569	5,621	4,832	743
Provision of sales rebates and discount	—	—	—	(9,548)	(6,749)	(4,374)	—	—	—	(9,548)	(6,749)	(4,374)	(672)

Total consolidated net revenue, as reported	814,621	856,727	1,533,044	1,194,205	1,021,269	909,929	436,930	371,537	388,014	2,445,756	2,249,533	2,830,987	435,115

Segment result (gross profit before reconciliation)	101,014	133,315	213,091	199,929	210,240	142,612	64,709	51,607	30,148	365,652	395,162	385,851	59,304
Reconciliation adjustments
Gross up adjustment to reverse net off of selling expense	—	—	—	—	—	—	5,569	5,621	4,832	5,569	5,621	4,832	743
Provision of sales rebates and discount	—	—	—	(9,548)	(6,749)	(4,374)	—	—	—	(9,548)	(6,749)	(4,374)	(672)
Unrealized profit	5,883	(918)	1,071	—	—		—	—	—	5,883	(918)	1,071	165
Fair value adjustments arose from acquisition of subsidiaries
- Additional depreciation of property, plant and equipment	(670)	(602)	(773)	(544)	(491)	(333)	(198)	(188)	(152)	(1,412)	(1,281)	(1,258)	(193)
- Additional amortization of prepaid lease payments	(762)	(754)	(987)	(618)	(615)	(424)	(225)	(236)	(194)	(1,605)	(1,605)	(1,605)	(247)
- Amortization of capitalized general borrowing cost of qualifying assets	(360)	(1,273)	(1,801)	(292)	(1,041)	(774)	(107)	(400)	(354)	(759)	(2,714)	(2,929)	(450)

Total consolidated gross profit, as reported	105,105	129,768	210,601	188,927	201,344	136,707	69,748	56,404	34,280	363,780	387,516	381,588	58,649

Other income, gains and losses										16,410	11,680	21,171	3,254
Net exchange gain (loss)										5,793	2,546	(3,521)	(541)
Selling and distribution costs										(212,273)	(181,911)	(173,800)	(26,713)
Research and development expenses										(51,253)	(84,639)	(57,419)	(8,825)
Administrative expenses										(136,681)	(139,377)	(130,203)	(20,012)
Finance costs										(15,913)	(21,387)	(21,375)	(3,285)

(Loss) profit before taxation										(30,137)	(25,572)	16,441	2,527
Income tax credit (expense)										1,570	(352)	(7,389)	(1,136)

(Loss) profit for the year										(28,567)	(25,924)	9,052	1,391

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

5.	REVENUE AND SEGMENT INFORMATION - continued

The Group’s products can be categorized into tubed steel wheels, tubeless steel wheels, off-road steel wheels, aluminum wheels and wheel components. The categorization is mainly based on the type of vehicles to which the respective product is assembled as well as the product’s component composition. Revenue from these products is as follows:

	2015	2016	2017	2017
	RMB’000	RMB’000	RMB’000	US$’000

Tubed steel wheels	1,373,210	1,227,862	1,286,535	197,737
Tubeless steel wheels	918,191	818,488	1,242,528	190,973
Off-road steel wheels	43,403	36,593	51,451	7,908
Aluminum wheels	27,413	103,759	191,868	29,490
Wheel components	83,539	62,831	58,605	9,007

Total consolidated revenue	2,445,756	2,249,533	2,830,987	435,115

Geographical information

The Group’s operations are located in the PRC. The following table provides an analysis of the Group’s sales by geographical markets based on locations of customers:

	2015	2016	2017	2017
	RMB’000	RMB’000	RMB’000	US$’000

The PRC (country of domicile)	2,008,826	1,877,996	2,442,973	375,478
Vietnam	32,584	31,866	40,058	6,157
Thailand	55,752	49,148	35,824	5,506
Indonesia	26,134	25,556	35,597	5,471
Malaysia	30,646	25,624	33,042	5,078
South Korea	34,520	31,364	12,757	1,961
Others*	257,294	207,979	230,736	35,464

	2,445,756	2,249,533	2,830,987	435,115

*	No further analysis by countries in this category is presented because the revenue from each individual country is insignificant to the total revenue.

All the Group’s non-current assets are located in the PRC.

Information about major customers

No single customer contributed 10% or more of total sales to the Group during each of the years ended December 31, 2015, 2016 and 2017.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

6.	OTHER INCOME, GAIN AND LOSS

	2015	2016	2017	2017
	RMB’000	RMB’000	RMB’000	US$’000

Interest income	14,464	11,126	11,020	1,694
Net gain (loss) from sales of scrap materials	(1,945)	(1,715)	5,050	776
Insurance compensation income (note a)	—	—	3,311	509
Government grants (note b)	3,095	1,473	—	—
Release of deferred income (note c)	796	796	797	122
Others	—	—	993	153

	16,410	11,680	21,171	3,254

Notes:

(a)	In February 2014, three minority shareholders of the Company filed a claim against the Company in the Eastern Caribbean Supreme Court of the British Virgin Islands. On February 17, 2017, the claimants, the Company and the three other defendants reached a confidential agreement to settle the claim. The settlement does not obligate the Company to make any payment to the claimants nor would the terms of the settlement affect the Company’s operations. Each party had also agreed to be responsible for their own legal costs. During 2017, the Company claimed and received an aggregate amount of approximately RMB 3.3 million from three insurers according to the insurance reimbursement policy of Directors & Officers Liability.
(b)	Government grants comprised various incentives and subsidies received from the PRC government. There were no unfulfilled conditions attaching to these government grants.
(c)	A grant of RMB15,000,000 was received from the PRC government in 2009 to subsidize the Group’s construction of a new manufacturing plant and related capital expenditures. It has been presented as deferred income (Note 22) and released to income over the useful lives of the related assets.

7.	FINANCE COSTS

	2015	2016	2017	2017
	RMB’000	RMB’000	RMB’000	US$’000
Interest on bank borrowings wholly repayable within five years	31,398	25,236	24,526	3,770
Less: amount capitalized in construction in progress	(15,485)	(3,849)	(3,151)	(485)

	15,913	21,387	21,375	3,285

Borrowing costs capitalized arose on the general borrowing pool and are calculated by applying the following capitalization rates:

	2015	2016	2017

Capitalization rate	5.6%	4.5%	4.4%

8.	INCOME TAX EXPENSE (CREDIT)

	2015	2016	2017	2017
	RMB’000	RMB’000	RMB’000	US$’000
Current tax:
PRC Enterprise Income Tax (“EIT”)
- current year	2,825	6,610	7,669	1,179
- under provision in respect of prior year	—	1,618	—	—

	2,825	8,228	7,669	1,179

Deferred tax (Note 17):
- current year	(4,395)	(7,876)	1,102	169
- attributable to change in tax rate	—	—	(1,382)	(212)

	(4,395)	(7,876)	(280)	(43)

	(1,570)	352	7,389	1,136

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

8.	INCOME TAX EXPENSE (CREDIT) - continued

The Company is tax exempted in the British Virgin Islands where it was incorporated. No provision for Hong Kong Profits Tax has been made in the consolidated financial statements as the Group has no assessable profit arising from Hong Kong for the years presented. All the subsidiaries established in the PRC are subject to PRC EIT at the rate of 25%, other than as follows:

(a)	Zhengxing Wheel was regarded as a “High-new technology enterprise” pursuant to a certificate jointly issued by the relevant Fujian Government authorities. The certificate was valid for three years commencing from year 2008. It was entitled to enjoy a preferential tax rate of 15%, provided that the qualifying conditions as a High-new technology enterprise were met. It subsequently received approval notices to renew its “High-new technology enterprise” status for three years each in 2011, 2014 and 2017, and was entitled to enjoy a preferential tax rate of 15% for the years through year 2019, provided that the qualifying conditions as a High-new technology enterprise were met.

(b)	Zhengxing Langfang was regarded as a “High-new technology enterprise” pursuant to a certificate jointly issued by the relevant Hebei Government authorities. The certificate was valid for three years commencing from year 2009.

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

(d)	Zhengxing Chengdu was established in the western region of the PRC and derived more than 70% of its total income from the business of state-encouraged industry as defined under the “Catalogue of Industries Products and Technologies Encouraged by the State of Development” (the “Catalogue”). According to Caishui [2001] No. 202 issued by the Ministry of Finance and the State Administration of Taxation and the General Administration of Customs, it was entitled to enjoy a preferential tax rate of 15% from its date of establishment to December 31, 2010. Such preferential tax treatment is further extended for a period of ten years from 2011 to 2020 on the condition that the enterprise must be engaged in state encouraged industries as defined under the Catalogue pursuant to Caishui [2011] No. 58 issued during 2011. Zhengxing Chengdu should continue to enjoy the preferential tax rate of 15% in 2015, 2016 and 2017 provided that it was engaged in the state encouraged industry under the Catalogue.

(e)	In 2017, Hua’an Zhengxing Zhengxing Wheel was regarded as a “High-new technology enterprise” pursuant to a certificate jointly issued by the relevant Fujian Government authorities. The certificate was valid for three years commencing from year 2017. It was entitled to enjoy a preferential tax rate of 15%, provided that the qualifying conditions as a High-new technology enterprise were met.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

8.	INCOME TAX EXPENSE (CREDIT) - continued

The tax charge (credit) for the years stated below can be reconciled to the profit (loss) before taxation per the consolidated statements of comprehensive income as follows:

	2015	2016	2017	2017
	RMB’000	RMB’000	RMB’000	US$’000

(Loss) profit before taxation	(30,137)	(25,572)	16,441	2,527

Tax at the domestic income tax rate of 25%	(7,534)	(6,393)	4,110	632
Tax effect of expenses not deductible for tax purpose	3,045	2,253	2,069	318
Recognition of tax losses previously not recognized	(2,230)	—	(1,885)	(290)
Effect of tax exemption and reliefs granted to PRC subsidiaries	4,750	2,874	4,477	688
Under (over) provision in respect of prior years	399	1,618	—	—
Decrease in opening deferred tax liability resulting from a decrease in applicable tax rate	—	—	(1,382)	(212)

Tax charge (credit) for the year	(1,570)	352	7,389	1,136

9.	PROFIT (LOSS) FOR THE YEAR

	2015	2016	2017	2017
	RMB’000	RMB’000	RMB’000	US$’000
(Loss) profit for the year has been arrived at after charging:

Directors and key management’s remuneration:
- Salary	4,088	3,996	4,863	747
- Retirement benefit scheme contributions	52	50	50	8
- Share-based payments	—	—	—	—

Total directors and key management’s remuneration	4,140	4,046	4,913	755
Other staff costs	260,006	244,203	239,372	36,791
Retirement benefit scheme contributions, excluding those of directors and key management	33,119	30,424	30,248	4,649

Total staff costs	297,265	278,673	274,533	42,195

Cost of inventories recognized as an expense included in:
- Cost of sales	2,081,976	1,862,017	2,449,399	376,466
- Sales of scrap materials	399,391	343,738	402,237	61,823
- Research and development expense	68,668	56,839	38,616	5,935

Total cost of inventories recognized as an expense	2,550,035	2,262,594	2,890,252	444,224

Amortization of prepaid lease payments	9,425	9,425	9,425	1,449
Depreciation of property, plant and equipment	131,277	154,783	147,959	22,741
Loss on disposal of property, plant and equipment	13	105	31	5

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

10.	(LOSS) EARNINGS PER SHARE

The calculation of the basic and diluted (loss) earnings per share attributable to owners of the Company is based on the following data:

	2015	2016	2017	2017
(Loss) Earnings
(Loss) Profit for the year attributable to owners of the Company (RMB’000)	(28,567)	(25,924)	9,052	1,391

Number of shares

Weighted average number of ordinary shares for the purpose of (loss) earnings per share - Basic and diluted	206,500,000	206,500,000	206,500,000	206,500,000

(Loss) earnings per share
Basic - RMB	(0.14)	(0.13)	0.04	0.01

Diluted - RMB	(0.14)	(0.13)	0.04	0.01

The computation of diluted earnings (loss) per share in 2015, 2016 and 2017 does not assume the exercise of the Company’s share options under the share incentive plan as the exercise price of those options is higher than the average market price for shares (see Note 25).

11.	DIVIDENDS

The directors of the Company do not recommend the payment of a dividend for the years ended December 31, 2015, 2016 and 2017.

12.	INVENTORIES

	As of December 31,
	2016	2017	2017
	RMB’000	RMB’000	US$’000

Raw materials	51,060	109,756	16,869
Work in progress	71,399	48,102	7,393
Finished goods	16,281	20,176	3,101

	138,740	178,034	27,363

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

13.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2016	2017	2017
	RMB’000	RMB’000	US$’000
Trade receivables	438,751	587,510	90,299
Prepayments to raw material suppliers	123,765	206,179	31,689
Receivables from sales of scrap materials	77,496	62,996	9,682
Value-added tax and other taxes receivable	48,698	37,290	5,731
Income tax recoverable	5,069	4,138	636
Other receivables	2,077	2,049	315

	695,856	900,162	138,352

All of the trade and other receivables (net of nil provision for doubtful debts as of December 31, 2016 and 2017) are expected to be recovered or recognized as expenses within one year. The Group allows its trade customers an average credit period of 30 to 90 days (2016: 30 to 90 days). The following is an aged analysis of trade receivables presented based on the invoice date at the end of each reporting period, which approximated the respective revenue recognition dates.

	As of December 31,
	2016	2017	2017
	RMB’000	RMB’000	US$’000

0 - 30 days	250,559	272,156	41,830
31 - 60 days	143,347	205,571	31,596
61 - 90 days	44,845	109,783	16,873

	438,751	587,510	90,299

Before accepting any new customers, the Group assesses the potential customer’s credit quality and defines its credit limits based on the customer’s scale of operations and reputation in the industry.

The aging analysis of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	As of December 31,
	2016	2017	2017
	RMB’000	RMB’000	US$’000
Neither past due nor impaired	438,751	587,510	90,299

Past due but not impaired
Less than 1 month past due	—	—	—
1 to 3 months past due	—	—	—

	438,751	587,510	90,299

Trade receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default. The Group does not hold any collateral over these balances.

As of December 31, 2016 and 2017, there was no trade receivable past due that have not been impaired.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

13.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS - continued

Trade receivables denominated in currency other than the functional currency of the relevant group entities are set out below:

	2016	2017	2017
	RMB’000	RMB’000	US$’000

US$	30,600	33,423	5,137

14.	PREPAID LEASE PAYMENTS

	As of December 31
	2016	2017	2017
	RMB’000	RMB’000	US$’000
The Group’s prepaid lease payments comprise were analyzed for reporting purposes as:
Non-current assets	376,449	367,024	56,411
Current assets	9,425	9,425	1,449

	385,874	376,449	57,860

	As of December 31
	2016	2017	2017
	RMB’000	RMB’000	US$’000
Beginning of the year	395,299	385,874	59,309
Amortization charge for the year	(9,425)	(9,425)	(1,449)

End of the year	385,874	376,449	57,860

Prepaid lease payments represent the rights to use the land (the “Land Use Rights”) in the PRC acquired by the Group. The Group is granted land use rights for a period from 25 to 70 years. They are amortized over the term of the Land Use Rights on a straight line basis. No impairment loss was made to the carrying amounts of the prepaid lease payments for the years ended December 31, 2015, 2016 and 2017.

15.	PLEDGED BANK DEPOSITS/FIXED BANK DEPOSITS WITH MATURITY PERIOD OVER THREE MONTHS/BANK BALANCES AND CASH, AND OTHER CASH FLOW INFORMATION

(a)	Cash and cash equivalents and fixed deposits held at banks comprise:

	As of December 31,
	2016	2017	2017
	RMB’000	RMB’000	US$’000
Deposits with banks within three months to maturity when placed	360,000	360,000	55,331
Cash at banks and in hand	536,799	391,612	60,190

Cash and cash equivalents in the consolidated statement of financial position and consolidated statement of cash flows	896,799	751,612	115,521
Fixed bank deposits with maturity periods over three months	290,000	290,000	44,572
Pleged bank deposits	32,100	35,200	5,410

	1,218,899	1,076,812	165,503

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

15.	PLEDGED BANK DEPOSITS/FIXED BANK DEPOSITS WITH MATURITY PERIOD OVER THREE MONTHS/BANK BALANCES AND CASH, AND OTHER CASH FLOW INFORMATION - continued

As at December 31, 2017, the balances that were placed with banks in the PRC amounted to RMB1,071,221,000 (US$164,644,000) (2016: RMB1,218,090,000). Remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

Pledged bank deposits

These are bank deposits placed at specified bank accounts to secure the Group’s bills payable and will be released upon maturity of the relevant bills.

Fixed bank deposits with maturity period over three months

These represent fixed bank deposits with an original maturity period over three months.

Bank balances and cash

These represent cash and short-term bank deposits with an original maturity of three months or less. Bank balances and cash included fixed bank deposits with an original maturity period of three months or less totaled RMB360,000,000 (US$55,331,000), which carried fixed interest rate of 1.35% at December 31, 2017 (2016: RMB360,000,000). Cash at banks earns interest at floating rates based on daily bank deposit rates.

The pledged bank deposits, fixed bank deposits with maturity period over three months and bank balances carried fixed interest at the end of the reporting period as follows:

	2016	2017
Range of interest rates (per annum)	0.35% - 1.55%	0.35% - 1.55%

The pledged bank deposits, fixed bank deposits with maturity period over three months and bank balances that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	2016	2017	2017
	RMB’000	RMB’000	US$’000

US$	1,409	6,312	970
Hong Kong Dollar (“HK$”)	44	27	4

(b)	Reconciliation of liabilities arising from financing activities:

The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	Bank borrowings	Amlount due to a shareholder	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
Balance at January 1, 2017	558,000	1,398	559,398	85,978
Changes from financing cash flows
New bank borrowings raised	558,000	—	558,000	85,763
Repayment of bank borrowings	(558,000)	—	(558,000)	(85,763)
Advance from a shareholder	—	10,149	10,149	1,560
Repayment to a shareholder	—	(2,805)	(2,805)	(431)

Total changes from financing cash flows	—	7,344	7,344	1,129

Balance at December 31, 2017	558,000	8,742	566,742	87,107

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

16.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
As of January 1, 2016	952,775	1,236,016	6,733	18,192	95,328	2,309,044
Additions	485	22,578	5	85	4,704	27,857
Transfer	—	24,522	—	—	(24,522)	—
Disposals	—	(3,318)	—	—	—	(3,318)

As of December 31, 2016	953,260	1,279,798	6,738	18,277	75,510	2,333,583
Additions	—	169	—	78	41,467	41,714
Transfer	—	82,007	—	—	(82,007)	—
Disposals	—	—	—	(5,158)	—	(5,158)

As of December 31, 2017	953,260	1,361,974	6,738	13,197	34,970	2,370,139

ACCUMULATED DEPRECIATION AND IMPAIRMENT
As of January 1, 2016	244,115	539,116	5,287	14,208	—	802,726
Provided for the year	48,366	104,546	516	1,355	—	154,783
Eliminated on disposal	—	(3,213)	—	—	—	(3,213)

As of December 31, 2016	292,481	640,449	5,803	15,563	—	954,296
Provided for the year	48,376	98,566	272	745	—	147,959
Eliminated on disposal	—	(771)	—	(4,119)	—	(4,890)

As of December 31, 2017	340,857	738,244	6,075	12,189	—	1,097,365

CARRYING VALUE
As of December 31, 2016	660,779	639,349	935	2,714	75,510	1,379,287

As of December 31, 2017	612,403	623,730	663	1,008	34,970	1,272,774

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

As of December 31, 2017	94,124	95,866	102	155	5,375	195,622

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

16.	PROPERTY, PLANT AND EQUIPMENT - continued

Construction in progress represents plant and equipment pending for installation in the PRC.

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

As of December 31, 2017 and 2016, the Group has not yet obtained property ownership certificate for a portion of its buildings having a carrying amount of RMB182,011,000 (US$27,975,000) and RMB191,698,000, respectively. However, in the opinion of the directors of the Company, the absence of such ownership certificates has no material impact to the ownership of such properties to the Group. The directors expect that they will obtain the property ownership rights by 2018.

No impairment loss was made to the carrying amounts of the property, plant and equipment for the years ended December 31, 2015, 2016 and 2017.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

17.	DEFERRED TAXATION

The following are the major deferred tax (assets) liabilities recognized and movement thereon during the current and prior reporting periods.

					Fair value
					adjustments
					on acquisition
		Undistributed		Fair value	of Zhengxing
	Unrealized	profits		adjustment	Wheel
	profit in	of PRC	Deferred	on trade	other than
	inventories	subsidiaries	income	names	trade names	Tax loss	Others*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2016	(302)	53,355	(1,514)	4,250	19,980	(15,708)	9,265	69,326
Charge (credit) to profit or loss	(235)	—	119	—	(562)	(7,578)	380	(7,876)

At December 31, 2016	(537)	53,355	(1,395)	4,250	19,418	(23,286)	9,645	61,450
Charge (credit) to profit or loss	182	—	120	—	(559)	953	406	1,102
Attributable to change in tax rate	—	—	—	—	(141)	—	(1,241)	(1,382)

At December 31, 2017	(355)	53,355	(1,275)	4,250	18,718	(22,333)	8,810	61,170

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At December 31, 2017	(54)	8,201	(196)	653	2,877	(3,433)	1,354	9,402

*	Others include impairment loss on property, plant and equipment, and interest expense capitalized in construction in progress.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

17.	DEFERRED TAXATION - continued

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances in the consolidated statements of financial position for financial reporting purposes:

	As of December 31,
	2016	2017	2017
	RMB’000	RMB’000	US$’000

Deferred tax assets	(23,836)	(25,500)	(3,919)
Deferred tax liabilities	85,286	86,670	13,321

	61,450	61,170	9,402

At the end of each reporting period, the Group had the followings unused tax losses:

	As of December 31,
	2016	2017	2017
	RMB’000	RMB’000	US$’000

Unused tax losses	140,427	144,766	22,250

As of December 31, 2017 and 2016, a deferred tax asset has been recognized in respect of RMB144,767,000 (US$22,250,000) and RMB 130,747,000 of such losses, respectively. No deferred tax asset in relation to unused tax losses has been recognized in respect of the remaining RMB Nil and RMB9,680,000 to the years ended December 31, 2017 and 2016, respectively, due to the unpredictability of future profit streams. The unused tax losses could be carried forward to offset future taxable profit for five years from the year of origination and will expire at various dates up to and including 2020.

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

The aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2017 and 2016 were RMB1,176,892,000 (US$180,885,000) and RMB1,157,854,000, respectively, as the Group is able to control the timing of the reversal of such temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

18.	INTANGIBLE ASSETS

	RMB’000	US$’000
COST
As of January 1, 2016, December 31, 2016 and 2017	17,000	2,613

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

The recoverable amounts of the intangible assets have been determined by using value-in-use calculation. Having regard to the future plan of the Group, no impairment loss was made to the carrying amounts of the intangible assets for the years ended December 31, 2016 and 2017.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

19.	TRADE AND OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2016	2017	2017
	RMB’000	RMB’000	US$’000
Trade payables	116,425	78,071	11,999
Bills payable - secured (see Note 15)	321,000	352,000	54,102

	437,425	430,071	66,101

Deposits from distributors	158,300	129,000	19,827
Payables in respect of acquisition of property, plant and equipment	7,475	10,422	1,602
Other tax payables	7,513	11,665	1,793
Advances from an unrelated party (note)	983	38	6
Accrued staff costs	29,882	29,714	4,567
Accrued transportation costs	16,104	13,579	2,087
Accrued utilities expenses	4,991	4,014	617
Deferred income (see Note 22)	796	797	122
Others	5,164	6,125	941

	231,208	205,354	31,562

	668,633	635,425	97,663

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

21.	SHORT-TERM BANK BORROWINGS

	As of December 31,
	2016	2017	2017
	RMB’000	RMB’000	US$’000

Fixed-rate bank borrowings	558,000	558,000	85,763

Analyzed as:
Secured	180,000	180,000	27,665
Unsecured	378,000	378,000	58,098

	558,000	558,000	85,763

Bank borrowings carried the following range of interest rates at the end of the respective reporting period:

	2016	2017

Fixed-rate bank borrowings	4.4%	4.4%

All the Group’s bank borrowings are carried at amortized costs and are denominated in RMB.

Details of assets pledged in respect of the Group’s secured bank borrowings are set out in Note 26. As of December 31, 2017 and 2016, bank borrowings of RMB558,000,000 (US$85,763,000) and RMB558,000,000, respectively, are guaranteed by certain subsidiaries of the Company.

One of the banking facilities are subject to the fulfillment of covenants. If the Group were in breach of the covenants, the drawn down facilities would become repayable on demand. The Group regularly monitors its compliance with these covenants, is up to date with the scheduled repayments of the term loans and does not consider it probable that the banks will exercise their discretion to demand repayment so long as the Group continues to meet these requirements. Further details of the Group’s management of liquidity risk are set out in Note 30. As at December 31, 2017 and 2016 none of the covenants relating to drawn down facilities had been breached.

22.	DEFERRED INCOME

Deferred income represents government subsidy received in support of the Group’s plant and production capacity expansion. Government subsidy of RMB15,000,000 received by the Group in 2009 has been recognized as deferred income and released to income on a straight-line basis over the useful lives of the related assets of 20 years. As of December 31, 2017and 2016, non-current deferred income was RMB7,699,000 (US$1,183,000) and RMB8,496,000, respectively, and current portion of deferred income of RMB797,000 (US$122,000) and RMB796,000, respectively, was included in trade and other payables and accruals(Note 19).

23.	SHARE CAPITAL

	Number of shares	Amount	Amount
		RMB’000	US$’000
Authorized:
As of January 1, 2016, December 31, 2016 and 2017 of US$0.0001 each	500,000,000	340

Issued at nominal value:
As of January 1, 2016, December 31, 2016 and 2017	206,500,000	136	21

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

24.	CAPITAL COMMITMENTS

	As of December 31,
	2016	2017	2017
	RMB’000	RMB’000	US$’000
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of:
- acquisition of property, plant and equipment	1,965	1,540	237

25.	SHARE-BASED PAYMENT TRANSACTIONS

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

25.	SHARE-BASED PAYMENT TRANSACTIONS - continued

Share Incentive Plan (the “Plan”) - continued

•	In the case of SAR, the base appreciation amount shall not be less than 100% of the quoted market value of the Share on the New York Stock Exchange on the date of grant.

•	In the case of other Awards, the purchase price shall be determined by the Administrator.

On August 17, 2011 (the “Grant Date”), pursuant to the Plan and in accordance with an employment agreement with a management executive of the Company, the Company granted the management executive Share Option to subscribe for a total of 1,032,200 Shares at an exercise price of US$1.175 per share (being the market value of the Shares on the Grant Date). One-third of the Shares subject to the Share Options shall vest on December 17, 2011 (the “Vesting Commencement Date”), with the remaining Shares vesting ratably on a monthly basis for the twenty four month period following the Vesting Commencement Date. As of December 31, 2017 and 2016, the number of exercisable option shares was 1,032,200.

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

No share-payment expenses was recognized for the years ended December 31, 2015, 2016 and 2017, respectively in relation to the Share Option and the restricted share units with reference to their vesting period.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

26.	PLEDGE OF ASSETS

At the end of each reporting period, the carrying value of the Group’s assets which were pledged to secure credit facilities granted to the Group are as follows:

	As of December 31,
	2016	2017	2017
	RMB’000	RMB’000	US$’000

Bank deposits	32,100	35,200	5,410
Property, plant and equipment	65,756	59,750	9,183
Prepaid lease payments	59,196	57,656	8,862

	157,052	152,606	23,455

27.	RETIREMENT BENEFIT PLANS

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

The amount of contributions to retirement benefit scheme was RMB33,171,000 and RMB30,474,000 and RMB30,298,000 (US$4,657,000) for the years ended December 31, 2015, 2016 and 2017, respectively.

28.	RELATED PARTY DISCLOSURES

Compensation of key management personnel

The emoluments of directors of the Company and other members of key management during the years ended December 31, 2015, 2016 and 2017 are set out in Note 9.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

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

The Group manages capital risk by reference to total equity compared with total borrowings. As of December 31, 2016 and 2017, these metrics were as follows:

	As of December 31,
	2016	2017	2017
	RMB’000	RMB’000	US$’000

Bank borrowings	558,000	558,000	85,763
Advances from an unrelated party	983	38	6
Amount due to a shareholder	1,398	8,742	1,344

Total borrowings	560,381	566,780	87,113

Total Equity	2,537,570	2,546,622	391,409

	2016	2017

Debt (total liabilities) to equity ratio	52.1%	51.1%

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

30.	FINANCIAL INSTRUMENTS

(a)	Categories of financial instruments

	As of December 31,
	2016	2017	2017
	RMB’000	RMB’000	US$’000
Financial assets
Loans and receivables (including cash and cash equivalents)	1,737,223	1,729,367	265,799

Financial liabilities
Financial liabilities at amortized cost	1,218,987	1,188,978	182,069

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

Sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rates for bank deposits and pledged bank deposits at the end of the reporting periods. The analysis is prepared assuming the amounts outstanding at the end of the reporting periods were outstanding for the whole year. If interest rates had been 10 basis points higher/lower for bank deposits and pledged bank deposits, and all other variables were held constant, the Group’s pre-tax profit (loss) for the year would have increased/decreased (decreased/increased) by the following amount:

	2016	2017	2017
	RMB’000	RMB’000	US$’000

Pre-tax profit (loss) for the year	569	427	66

The 10 basis points increase or decrease represents management’s assessment of a reasonably possible change in interest rates over the period until the end of the next annual reporting period. The analysis is performed on the same basis for 2016.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

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

The Group’s total trade receivables due from the five largest customers accounted for 25.6% and 18.9% of its total trade receivables as of December 31, 2017 and 2016, respectively.

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

Currency risk

The Group has foreign currency sales which expose the Group to risk due to changes in foreign exchange rates. At the end of each reporting period, the carrying amounts of the Group’s monetary assets denominated in a currency other than the functional currency of the relevant entities were as follows:

	As of December 31,
	2016	2017	2017
	RMB’000	RMB’000	US$’000

Assets (HK$)	44	27	4
Assets (US$)	32,009	39,735	6,107
Liabilities (US$)	1,398	8,742	1,344

Sensitivity analysis

The Group’s foreign currency risk is mainly concentrated on the fluctuation of US$ and HK$. The following table details the Group’s sensitivity to a 5% increase and decrease in RMB against the relevant foreign currencies. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the years end for a 5% change. On this basis, if RMB depreciates against foreign currencies by 5%, the Group’s pre-tax profit (loss) for the year would have increased/decreased (decreased/increased) by the following amount, and vice versa.

	2016	2017	2017
	RMB’000	RMB’000	US$’000

Pre-tax profit (loss) for the year	1,533	1,551	238

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of the reporting period. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of next annual reporting period. The analysis is performed on the same basis for 2016.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

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

	Weighted average effective interest rate	On demand/ less than 3 months	3 months to 1 year	Total undiscounted cash flows	Carrying amount	Carrying amount
	%	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As of December 31, 2016
Non-derivative financial liabilities
Trade and other payables		482,690	176,900	659,590	659,590
Bank borrowings - fixed rate	4.35%	259,168	310,160	569,328	558,000
Amount due to a shareholder		1,398	—	1,398	1,398

		743,256	487,060	1,230,316	1,218,988

As of December 31, 2017
Non-derivative financial liabilities
Trade and other payables		432,236	190,000	622,236	622,236	95,636
Bank borrowings – fixed rate	4.35%	259,185	310,181	569,366	558,000	85,763
Amount due to a shareholder		8,742	—	8,742	8,742	1,344

		700,163	500,181	1,200,344	1,188,978	182,743

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

No disclosure of fair value is required as all of the Group’s financial assets and liabilities are carried at amounts not materially different from their fair values as of December 31, 2016 and 2017.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

31.	LITIGATIONS

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

On July 12, 2017, the New York Stock Exchange (“NYSE”) requested information form the Company regarding its knowledge of the trading conducted by certain persons, including a number of Company employees, in the Company’s stock during certain periods in 2015 and 2016. The Company has provided documents and written responses to answer the NYSE’s questions. If the NYSE believes it is warranted, it can remove the Company’s stock from listing on its exchange. However, to date the NYSE has not threatened any action in associate with its inquiry.

32.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the board of directors and authorized for issue on April 27, 2018.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Financial Position

(Unaudited)

	As of December 31,
	2016	2017
	RMB’000	RMB’000
ASSETS
Current assets
Prepayments	17	15
Bank balances	51	—

	68	15

Non-current asset
Investment in a subsidiary	940,198	940,198

Total assets	940,266	940,213

EQUITY AND LIABILITIES
Current and total liabilities
Other payables	6,701	5,873
Amount due to a shareholder	1,398	8,742
Amount due to a subsidiary	73,820	70,871

	81,919	85,486

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 ordinary shares issued and outstanding as of December 31, 2016 and 2017)	136	136
Additional paid-in capital	392,076	392,076
Reserves	466,135	462,515

Total equity	858,347	854,727

Total equity and liabilities	940,266	940,213

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Profit or Loss and Other Comprehensive Loss

For the years ended December 31, 2015, 2016 and 2017

(Unaudited)

	2015	2016	2017
	RMB’000	RMB’000	RMB’000

Other income	—	—	4,295
Net exchange (loss) gain	(3,265)	(3,196)	2,313
Administrative expenses	(6,821)	(4,768)	(10,228)

Loss and total comprehensive loss for the year	(10,086)	(7,964)	(3,620)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Changes in Equity

For the years ended December 31, 2015, 2016 and 2017

(Unaudited)

	Share capital	Additional paid in capital	Capital reserve	Share incentive plan reserve	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2015	136	392,076	560,892	3,110	(79,817)	876,397
Loss and total comprehensive loss for the year	—	—	—	—	(10,086)	(10,086)

As of December 31, 2015	136	392,076	560,892	3,110	(89,903)	866,311
Loss and total comprehensive loss for the year	—	—	—	—	(7,964)	(7,964)

As of December 31, 2016	136	392,076	560,892	3,110	(97,867)	858,347
Loss and total comprehensive loss for the year	—	—	—	—	(3,620)	(3,620)

As of December 31, 2017	136	392,076	560,892	3,110	(101,487)	854,727

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Cash Flows

For the years ended December 31, 2015, 2016 and 2017

(Unaudited)

	2015	2016	2017
	RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES
Loss for the year	(10,086)	(7,964)	(3,620)
Exchange loss	2,911	2,601	(2,290)

Operating cash flows before movements in working capital	(7,175)	(5,363)	(5,910)
Decrease (increase) in prepayments	2	(4)	2
(Decrease) increase in other payables	543	(6,360)	(828)

NET CASH USED IN OPERATING ACTIVITIES	(6,630)	(11,727)	(6,736)

FINANCING ACTIVITIES
Advance from a subsidiary	361	21,911	10,518
Repayment to subsidiary	—	—	(11,175)
Advance from a shareholder	6,172	4,455	10,149
Repayment to a shareholder	—	(14,736)	(2,805)

NET CASH FROM FINANCING ACTIVITIES	6,533	11,630	6,687

NET DECREASE IN CASH AND CASH EQUIVALENTS	(97)	(97)	(49)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	161	139	51

EFFECT OF CHANGE IN FOREIGN CURRENCY RATE	75	9	(2)

CASH AND CASH EQUIVALENTS AT END OF THE YEAR
- representing bank balances	139	51	—

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

As of December 31, 2016 and 2017, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Group’s consolidated financial statements, if any.

For all years presented, there were no cash dividends paid to the Company by its consolidated subsidiaries.