Form 20-F
period 2018-12-31
China Zenix Auto International Ltd
filed 2019-04-26
CIK 1506756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

NONE

(Title of Each Class and Name of Each Exchange on Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares, each representing four ordinary shares, par value US$0.0001 per share,

not listed on an exchange

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

•	“OEMs” are to original equipment manufacturers;

•	“off-road steel wheels” are to steel wheels typically used for construction and other types of off-road vehicles;

•	“off-road vehicles” are to loaders, forklifts, wheel excavators, wheel bulldozers, land levelers and road rollers;

•	“ordinary shares” or “shares” are to our ordinary shares, par value US$0.0001 per share;

•	“PRC aftermarket sales” are to our sales to tier-one distributors, which then resell through tier-two distributors for ultimate consumption by end-users in the aftermarket in the PRC;

•	“PRC OEM sales” are to our sales to OEMs in the PRC;

•	“RMB” or “Renminbi” are to the legal currency of the PRC;

•	“SEC” are to the Securities and Exchange Commission;

•	“steel wheels” are to steel wheels used primarily in commercial vehicles;

•	“tier-one distributors” are to distributors with whom we have direct contractual relationships, and which exclusively resell our products to tier-two distributors;

•

“tier-two distributors” are to distributors with direct contractual relationships with our tier-one distributors, retail stores and repair and maintenance shops that carry our products, which can be divided into exclusive and non-exclusive tier-two distributors;

•	“tubed steel wheels” are to steel wheels designed for commercial vehicles using tires that contain a rubber inner tube;

•	“tubeless steel wheels” are to steel wheels designed for commercial vehicles using tubeless tires;

•	“United States” or “U.S.” are to the United States of America;

•	“US$” or “U.S. dollars” are to the legal currency of the United States; and

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

The following selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated statements of financial position data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2014 and 2015, and the selected consolidated statements of financial position data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

You should read the selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and Item 5 “Operating and Financial Review and Prospects.” Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2014		2015		2016		2017		2018		2018
	RMB		RMB		RMB		RMB		RMB		US$
	(in thousands, except per share data)
Selected Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue		3,334,355		2,445,756		2,249,533		2,830,987		3,149,614		458,092
Cost of sales		(2,744,896)		(2,081,976)		(1,862,017)		(2,449,399)		(2,779,768)		(404,300)

Gross profit		589,459		363,780		387,516		381,588		369,846		53,792
Other income, gain and loss		25,781		16,410		11,680		21,171		16,089		2,340
Net exchange (loss) gain		1,664		5,793		2,546		(3,521)		1,250		182
Selling and distribution costs		(253,846)		(212,273)		(181,911)		(173,800)		(174,774)		(25,420)
Research and development expenses		(98,040)		(51,253)		(84,639)		(57,419)		(51,760)		(7,528)
Administrative expenses		(149,481)		(136,681)		(139,377)		(130,203)		(144,454)		(21,010)
Finance costs		(17,606)		(15,913)		(21,387)		(21,375)		(23,210)		(3,376)

Profit (loss) before taxation		97,931		(30,137)		(25,572)		16,441		(7,013)		(1,020)
Income tax (expense) credit		(18,704)		1,570		(352)		(7,389)		(969)		(141)

Profit (loss) and total comprehensive income (loss) for the year		79,227		(28,567)		(25,924)		9,052		(7,982)		(1,161)

Profit (loss) and total comprehensive income (loss) attributable to:
Owners of the Company		79,227		(28,567)		(25,924)		9,052		(7,982)		(1,161)

Earnings (loss) per share
Basic	RMB	0.38	RMB	(0.14)	RMB	(0.13)	RMB	0.04	RMB	(0.04)	US$	(0.01)
Diluted	RMB	0.38	RMB	(0.14)	RMB	(0.13)	RMB	0.04	RMB	(0.04)	US$	(0.01)

Earnings (loss) per ADS
Basic	RMB	1.53	RMB	(0.55)	RMB	(0.50)	RMB	0.18	RMB	(0.16)	US$	(0.04)
Diluted	RMB	1.53	RMB	(0.55)	RMB	(0.50)	RMB	0.18	RMB	(0.16)	US$	(0.04)

Dividend declared and paid per share		—		—		—		—		—		—

	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Financial Position Data:
ASSETS
Current assets
Inventories	382,067	181,905	138,740	178,034	172,111	25,033
Trade and other receivables and prepayments	821,653	613,418	695,856	900,162	776,473	112,932
Prepaid lease payments	9,425	9,425	9,425	9,425	9,425	1,371
Pledged bank deposits	59,100	28,200	32,100	35,200	33,500	4,872
Fixed bank deposits with maturity period over three months	260,000	260,000	290,000	290,000	290,000	42,179
Bank balances and cash	556,990	817,247	896,799	751,612	933,250	135,736

Total current assets	2,189,235	1,910,195	2,062,920	2,164,433	2,214,759	322,123

Non-current assets
Property, plant and equipment	1,525,567	1,506,318	1,379,287	1,272,774	1,099,003	159,843
Prepaid lease payments	395,299	385,874	376,449	367,024	357,599	52,011
Deposits paid for acquisition of property, plant and equipment	1,590	—	—	—	—	—
Deferred tax assets	4,365	15,958	23,836	25,500	40,272	5,857
Intangible assets	17,000	17,000	17,000	17,000	17,000	2,473

Total non-current assets	1,943,812	1,925,150	1,796,572	1,682,298	1,513,874	220,184

Total assets	4,133,047	3,835,345	3,859,492	3,846,731	3,728,633	542,307

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	938,251	606,922	668,633	635,425	611,463	88,934
Amount due to a shareholder	5,507	11,679	1,398	8,742	9,911	1,441
Taxation payable	1,063	674	109	3,573	2,477	360
Short-term bank borrowings	508,000	558,000	558,000	558,000	473,000	68,795

Total current liabilities	1,452,821	1,177,275	1,228,140	1,205,740	1,096,851	159,530

Non-current liabilities
Deferred income	10,088	9,292	8,496	7,699	6,903	1,004
Deferred tax liabilities	78,077	85,284	85,286	86,670	86,239	12,543

Total non-current liabilities	88,165	94,576	93,782	94,369	93,142	13,547

Total liabilities	1,540,986	1,271,851	1,321,922	1,300,109	1,189,993	173,077

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 shares issued and outstanding as of December 31, 2017 and 2018)	136	136	136	136	136	20
Additional paid in capital	392,076	392,076	392,076	392,076	392,076	57,025
Reserves	2,199,849	2,171,282	2,145,358	2,154,410	2,146,428	312,185

Total equity attributable to owners of the Company	2,592,061	2,563,494	2,537,570	2,546,622	2,538,640	369,230

Total equity and liabilities	4,133,047	3,835,345	3,859,492	3,846,731	3,728,633	542,307

Exchange Rate Information

Our business is primarily conducted in the PRC, and most of our revenue is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts in this annual report were made at the rate of RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018.

	Noon Buying Rate
	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
2016	6.9430	6.6631	6.4480	6.9580
2017	6.5063	6.7569	6.4773	6.9575
2018	6.8755	6.6090	6.2649	6.9737
October	6.9737	6.9191	6.8680	6.9737
November	6.9558	6.9367	6.8894	6.9558
December	6.8755	6.8837	6.8343	6.9077
2019
January	6.6958	6.7863	6.6958	6.8708
February	6.6912	6.7367	6.6822	6.7907
March	6.7112	6.7119	6.6916	6.7381
April (through April 8, 2019)	6.7182	6.7154	6.7098	6.7223

Source: The exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Risks Relating to Our Business and Industry

Our operations are affected by the performance of the automotive industry in the PRC and other target markets of ours, which in turn are subject to the conditions of the overall economic environment, government policies and other factors beyond our control.

As our products, steel and aluminum wheels are components of commercial vehicles, our sales are largely dependent on the demand for and usage of such vehicles in the overall automotive market, both in the PRC and in other countries where our products are sold. We sell steel and aluminum wheels both through a network of distributors to aftermarket end-users as replacements for worn out or lower quality wheels in used commercial vehicles, and directly to OEMs such as automotive manufacturers for use in new commercial vehicles. The demand from both types of customers depends on the overall demand for and usage of commercial vehicles, which in turn depends on the overall economic condition, vehicle sales, and availability and quality of transportation networks in the PRC and our other target markets. All of these factors are beyond our control.

As the PRC economy developed in earlier decades, domestic commercial vehicle sales had enjoyed a relatively long period of rapid growth, which helped drive the domestic sales of our products. This general trend, however, was disrupted as the PRC economic growth started to slow down as the economy became more mature in early 2010s’. In the second half of 2014, a slowdown in the PRC economy resulted in a reduction of construction and infrastructure related activities, which led to a sluggish demand in our aftermarket segment. At the same time, our OEM sales also decreased as truck manufacturers cut back on new vehicle production in light of the looming switch from the National III to the National IV emission standard and corresponding need to decrease inventory of National III compliant vehicles prior to launching National IV compliant vehicles. In 2015, the PRC economy again slowed down significantly. The lowest rate of increase in the last 15 years in construction and infrastructure related activities led to a significant decline in truck sales, especially in the medium- and heavy-duty truck sectors. A lack of investment in infrastructure and real estate projects compared to previous trends also led to a continued weakness in our aftermarket segment. In 2016, truck sales and steel rim sales rebounded slightly. However, as steel prices continued to drop, selling prices for our products was still slightly lower compared to 2015. Furthermore, with a record low national GDP of 6.7%, the PRC economic slowdown led us to experience sluggish aftermarket sales and a decrease in sales volume and prices in 2016. In 2017, the trend was reversed, as reflected by an increase in demand in the domestic OEM truck market due to a combination of the Chinese government’s stricter implementation of anti-overloading regulations, resurgence of construction and infrastructure related activities, and emerging replacement demand. Likewise, demand for our tubeless steel wheel, industrial wheel and aluminum wheel products experienced strong growth due to the Chinese government’s emphasis on emission control and road safety. However, gross margins were affected by sharply rising steel prices, despite an upward adjustment of the selling prices for our products in the second half of 2017. In 2018, the PRC economy expanded by 6.6%, recording the slowest growth since 1990. The PRC automotive industry was subject to significant pressure, as reflected by the drop in both the overall production and sales units. However, we are pleased to report our domestic revenue for the year ended December 31, 2018 grew 13.0% to RMB2,760.6 million (US$401.5 million) compared with RMB2,443.0 million in 2017 due to our solid market leadership place. We remain the largest supplier of wheels to the commercial vehicle market in China.

Outside of the PRC, our sales to the Indian market, which represented a significant portion of our international sales in early years, significantly decreased in 2014. On the other hand, we gained new headway in the Southeast Asian market, particularly with respect to Thailand. In early 2015, our international sales decreased due to lower selling prices despite stable unit sales as a result of the Renminbi depreciation and competitive pricing. In the second half of 2015, currency depreciation in Southeastern Asian countries, including Thailand, Indonesia and Myanmar, also weakened the demand from these markets. In 2016, the global economic downturn and market turmoil, compounded by the slowdown of economic development in Southeast Asian countries and intense competition in the export market, led to decreases in our international sales and pricing. While the international demand for our products remains depressed, the pricing for products has gone up to reflect rising raw material costs, particularly steel. Economic conditions in Southeast Asian countries have been generally positive since 2017, increasing domestic demand for automobiles. Growth in the region is expected to continue in the next few years. However, depreciation of the Southeast Asian currencies, coupled with intensifying competition in both the export market and the developing domestic market, has lowered our sales in the region. Therefore, our international sales slightly increased by 0.3% to RMB389.0 million (US$ 56.6 million) compared to last year.

In addition, the implementation, renewal, change or cancellation of any government policies in the future, such as economic stimulus or tightening measures or currency controls, in the PRC or in any of the international markets where our products are sold, may significantly affect our business.

If the demand for our steel and aluminum wheels declines as a result of changes in the automotive industry or does not grow at the pace we anticipate, our business, financial condition, results of operations and prospects could be harmed.

We rely on our major customers and currently do not have multi-year contracts with them.

We rely on our major customers. In 2016, 2017 and 2018, the aggregate sales to our five largest customers (including the PRC aftermarket, PRC OEMs and international sales) accounted for 18.0%, 24.6% and 26.5% of our revenue, respectively. For example, Anhui Jianghuai Automobile Group, our largest customer worldwide in 2016, 2017 and 2018 accounted for 4.6%, 5.9% and 8.7% of our revenue for 2016, 2017 and 2018 respectively. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2018, such network consisted of 3,382 distributors in the PRC, including 23 tier-one distributors, 2,231 exclusive tier-two distributors and 1,128 non-exclusive tier-two distributors. We also sell our products directly to OEMs in the PRC. In addition, we sell our products outside the PRC to international distributors in the aftermarket, primarily in Thailand and more than 30 other countries worldwide.

Although we generally have longstanding business relationships with our major customers, we do not have multi-year contracts with almost all such customers. For our aftermarket customers in the PRC, we sign distribution agreements with our tier-one distributors and three-party distribution agreements with our tier-one distributors and exclusive tier-two distributors. These agreements are automatically renewed every year unless terminated by the parties. We do not, however, enter into any contracts with our non-exclusive tier-two distributors. For our OEM customers in the PRC, we typically sign framework agreements that are renewable every year upon mutual agreement. Under these framework agreements, the volume of products to be sold in any given period is not fixed, but the sale price is fixed and then periodically revised based on the market price of steel and mutual agreement between the parties. For our ten largest international customers, we enter into strategic cooperation agreements which are renewable every three years upon mutual agreement unless terminated by the parties and pursuant to which such customers place orders from time to time that specify the actual price and amount of purchases. Our remaining international customers purchase our products pursuant to standalone purchase orders.

We cannot assure you that our future sales to our major customers would equal or exceed our previous sales or would continue to exist at all, because we have no multi-year contracts with such customers guaranteeing minimum sales volumes or prices for future years. As the existing agreements with our customers expire, we may be unable to renew these agreements with our desired customers on favorable terms in a timely manner or at all. As a result, our business, financial condition, results of operations and prospects may be adversely affected.

Our business operations could remain successful, but we may record a significant charge to earnings if the value of our tangible and intangible assets are impaired due to changes in external factors unrelated to our operations.

We are required under International Financial Reporting Standards to test for impairment on tangible and intangible assets annually or more frequently when events or changes in circumstances indicate the carrying value may not be recoverable. Our tangible and intangible assets may be impaired when we incur losses, which was the case in 2018. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our tangible and intangible assets is determined.

Any weakening of the structure of our distribution network could lead to a reduction of our revenue or our revenue growth.

A significant portion of our revenue comes from distributors, on which we exclusively rely to reach the aftermarket in the PRC. We have 23 tier-one distributors in the PRC, with whom we have direct contractual relationships. In turn, these tier-one distributors resell our products to tier-two distributors. Our five largest tier-one distributors accounted for 15.0%, 10.6% and 11.2% of our revenue in 2016, 2017 and 2018, respectively. We believe that we will continue to generate a significant portion of our revenue from sales to our tier-one distributors in the PRC.

We cannot assure you that our business relationships with any of our existing distributors will continue or that any such distributor will continue to purchase our products in the same quantities or at the same prices as in prior years. Furthermore, we expect that we will continue to rely on engaging distributors and expanding volume with existing distributors for our revenue growth. However, competition for distributors in our industry is intense. We compete for distributors with other companies that may have greater financial resources or name recognition in certain markets, broader product selection and more favorable pricing than us. If we lose one or more major distributors and are unable to replace them at similar terms in a timely manner or if we fail to develop relationships with new distributors, we may be unable to effectively market and sell our products, which could adversely affect our business, financial condition, results of operations and prospects.

In addition, we cannot be certain that our tier-one distributors will be able to maintain their relationships with tier-two distributors or that such tier-two distributors will be able to effectively sell our products to the ultimate aftermarket end-users. Our tier-one distributors are not the ultimate end-users of our products, and their orders for our products depend on their downstream sales to tier-two distributors and such distributors’ sales to ultimate end-users. Any failure by our tier-one distributors to maintain their relationships with tier-two distributors or by the tier-two distributors to effectively sell our products to end-users could also materially and adversely affect us.

Failure to effectively manage our distribution network or any breach by our distributors of their agreed arrangements could negatively affect our products sales or subject us to liability.

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

We may not be successful in expanding our international sales due to political or economic issues such as trade barriers and preferential trade arrangements.

Our products are mainly sold in the PRC, but international sales to Thailand and more than 30 other countries worldwide, to international distributors are significant, accounting for 16.5%, 13.7% and 12.4% of our revenue in 2016, 2017 and 2018, respectively. As a result, our operations and financial performance are affected by the social, economic, political and regulatory conditions in these countries and countries where we may operate or where our products may be sold in the future. Furthermore, regulations and policies affecting trade and bilateral relations between the PRC and the countries and regions to which we export our products can adversely affect our international sales in those countries and regions.

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

In 2012, the Indian government initiated anti-dumping proceedings against PRC steel wheel manufactures with export sales to India and increased the anti-dumping duties from 14,710 Indian Rupees per ton in 2012 to 30,700 Indian Rupees per ton in 2013. Because of these duties and the recession of the Indian economy which was brought on in part by the depreciation of Indian Rupee, we nearly ceased our sales to the Indian market by 2014. We and our products may from time to time be subject to further import taxes or anti-dumping duties in India and other countries where our products are sold, which could have an adverse impact on the prices and sales of our products in those countries. In addition, responding to any initiation of protection measures against us or our products in our international markets may significantly divert the resources and attention of our management.

Furthermore, preferential trade arrangements between our expansion targets and other countries may be a barrier for us to successfully expand our international sales. For example, the member states of ASEAN (i.e. the Association of Southeast Asian Nations, comprising ten countries in Southeast Asia including Vietnam and Thailand) have agreed to reduce their intra-regional tariffs on automobiles from 50% in 2015 to 30% in 2017 through their Free Trade Agreement. In 2018, the tariff was further reduced to 0% for completely built units of automobiles, resulting in a major challenge for domestic manufacturers and lowering demand for our products.

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

We sell a portion of our products in international markets through independent non-U.S. distributors that are responsible for interacting with the end-users of our products. Historically, some of our independent non-U.S. distributors were located in countries that were subject to U.S. economic sanctions, namely Myanmar, Iraq, Iran, Lebanon and Syria. In 2010, our aggregate sales to the non-U.S. distributors in those sanctioned countries accounted for less than 2.0% of our revenue in that year. We ceased selling our products to those sanctioned countries in October 2010.

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

We rely on a limited number of key suppliers for steel and locking rings, which are materials important to our production.

Our principal raw material is steel, which accounts for a substantial amount of our current total raw material requirements. We source steel from a handful of key suppliers in the PRC, with whom we typically enter into annual supply agreements. In addition, we purchase from a limited number of suppliers a majority of our locking rings, a key component used in our production of tubed steel wheels.

Our manufacturing process requires us to procure steel that meets certain specifications, and we purchase such steel from a handful of established key suppliers. Although there are alternative steel suppliers in the market, any disruption in steel from our key suppliers may disrupt our manufacturing operations until we can secure customized steel from other suppliers at similar pricing and other terms in a timely manner. We cannot assure you we can always be able to secure customized steels from alternative suppliers in a timely manner at commercially acceptable terms, or at all. Furthermore, we cannot assure you that our annual agreements with the relevant suppliers will be renewed on a timely basis, on the same terms as we have previously received or at all. We do not hedge or otherwise fix supply prices in advance by contract, although we typically increase our inventory of steel when prices decline and limit our purchases to the extent possible when steel prices increase. Accordingly, we cannot assure you that we will be able to purchase sufficient quantities of the appropriate types of steel for our various products at the prices we have historically paid. Similarly, we may be unable to obtain adequate supplies of locking rings at or lower than the prices we have historically paid. If any of the above events occur, our business, financial condition, results of operations and prospects could be adversely affected.

We are subject to risks associated with the volatile prices and availability of raw materials and utilities.

Steel, the key material for our products, is a commodity with frequently fluctuating prices. In addition to steel, utilities, particularly electricity, are another significant input in our manufacturing process. Given the strong sales of our aluminum wheel products and our intention to develop this product segment, our demand for aluminum will increase as well.

Raw materials and utilities are priced based on many factors, such as global demand and supply conditions in the underlying commodities or fuel and economic conditions. Any shortages or interruptions in the supply chain may result in an increase in their prices, and we may not be able to pass on these increases in prices to our customers or find alternative sources at competitive prices. We cannot assure you that such shortages or interruptions will not occur in the future. Alternatively, if the prices of raw materials decrease significantly, especially in the case of steel, which we typically increase our purchases when prices decline, we may have to reduce the prices we charge for our products to remain competitive. This may require us to write down the value of inventory on hand that we purchased prior to such decrease in prices. If any of these events occurs, our business, financial condition, results of operations and prospects may be adversely affected.

We operate in a highly competitive industry with a relatively small OEM customer base and a trend towards consolidation.

As we operate in a highly competitive industry, we currently face competition from other manufacturers of steel and aluminum wheels in the PRC. In the PRC market, we primarily compete with Shandong Xingmin Wheel, Dongfeng Motor Wheel, Changchun FAWAY Automobile Components, Xiamen Sunrise Wheel and Alcoa Inc, Zhejiang Jingu Company Limited. In the international market, we primarily compete with various local wheel manufacturers at each of our sales region. Our success depends, among other things, on our ability to maintain and improve our products and production capabilities to meet the needs of our existing and new customers. In particular, there is intense competition for a limited number of OEM customers. If our products do not meet the requirements of our existing and new customers, if our competitors offer better products or more competitive prices for similar products or if our products otherwise fail to compete successfully in the industry, our financial performance may be adversely affected.

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

Demands within the commercial vehicle wheel market may change quite quickly, such as shifts from certain types of wheels to others, and we may not react in time to meet such changing market demands.

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

These and other market changes may alter the demand for certain of our existing and planned products. We anticipate incurring significant costs to appropriately accommodate changing market trends. For example, we developed a new type of energy-saving and environmentally friendly “Tulou Steel wheel” wheel and aluminum wheel for various types of vehicles such as high-end minibuses, and devoted substantial efforts toward the promotion of these products, including cooperating with large logistics companies in the PRC to allow their customers to test-install and try out our light-weight wheels. We have devoted significant financial and other resources to these activities and expect to incur additional costs in the future. Furthermore, we may not be successful in keeping up with or foreseeing the changing demands in the market, and we may not otherwise realize the full benefit of our investments made in anticipation of any particular market trend. Although we actively engage in research and development activities to keep up with changing market demands, we cannot assure you that we will successfully meet future market demands. Any of these factors could adversely affect our business, financial condition, results of operations and prospects.

Our product development efforts, especially our efforts to develop aluminum wheel products, may not result in successful new products that meet changing market demands.

In order to maintain and enhance our leading competitive position and to continue to grow our business, we devote resources to programs designed for the enhancement of our manufacturing processes and the launch of new and improved versions of our products to meet changing market demands. In particular, we are conducting research and development for the production of aluminum wheels for use in commercial vehicles in anticipation of changing market demands.

Accordingly, we expect our research and development expenses for new projects to continue to be stable for the foreseeable future as we continue to develop new and enhanced steel wheels and as we further enhance our research and development for aluminum wheels. However, as a percentage of revenue, we expect our research and development expenses to remain relatively stable for the foreseeable future. Further, research and development activities are inherently uncertain, and the success of our new products will depend on a number of factors, including product quality, competition, customer acceptance, price, general market conditions, government policies, our ability to reflect customer feedback into our new products, our ability to accurately assess technological trends and customer needs and the strength of our marketing and distribution capabilities.

We have limited experience in designing and producing aluminum wheels on a commercial scale. Our expansion into the aluminum wheel market, which was made in 2015, will continue be a challenge for us, since the production of aluminum wheels differs from that of our existing steel wheel products. For example, aluminum wheels require certain manufacturing equipment and techniques different from those used for steel wheels. Therefore, we may not be successful in the aluminum wheel market. Our competitors may be able to introduce aluminum wheels to markets faster than us, adopt more efficient manufacturing techniques or develop products that are more effective or commercially attractive than ours. If we fail to succeed in the aluminum wheel market, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We are in the process of ramping up the new aluminum wheel manufacturing facility, for which we purchased the principal equipment and trained a number of technicians during 2014 and began commercial production in the third quarter of 2015. As of December 31, 2018, our manufacturing facilities had a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels, of which 9.5 million units were tubed steel wheels, 5.5 million units were tubeless steel wheels, 33,600 units were off-road steel wheels and 0.5 million units were aluminum wheels. We are in the process of launching a second production line to meet the growing demand for aluminum wheels.

We have significantly expanded our production capacity and are planning to steadily expand our manufacturing facilities further in the long-term depending on market conditions. Demand for our products may exceed our production capacity in future periods, in which case we may be required to further expand our production capacity to maintain or increase our market share. However, such future expansion is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds to purchase additional production equipment or to build additional factories, which we may be unable to obtain on commercially viable terms or at all;

•	cost overruns and delays as a result of a number of factors, many of which are beyond our control, such as increased costs associated with equipment procurement;

•	delays or denial of required approvals by government authorities;

•

failures to obtain adequate land or buildings that are suitable for our manufacturing facilities and with geographic proximity to regions with demand for our products or with adequate shipping facilities, utilities and labor pools;

•	production inefficiency or inadequate quality control from new or expanded manufacturing facilities;

•	inability to quickly implement an adequate set of financial controls to track the increased scale of our business;

•	inability to attract, retain or appropriately train and manage new personnel; and

•	delays in commencing operations at our new or expanded facilities.

After any expansion of production capacity, the utilization rate of our expanded production capacity may not be satisfactory due to various factors, many of which are beyond our control, including unfavorable market conditions, unanticipated disruptions in our operations, which may impact our ability to manufacture products or make timely deliveries to our customers, and inadequate access to raw materials, labor or other inputs required for our manufacturing operations. As a result, we cannot assure you that we will always be able to adequately utilize our production capacity at any given time.

If we fail to appropriately expand and manage our production capacity, our business, financial condition, results of operations and prospects may be adversely affected.

We may seek to expand through acquisitions but may fail in our integration efforts, which could deny us the anticipated benefits from such acquisitions.

To continue our growth, we may acquire businesses, manufacturing facilities, technologies or know-how that we believe would benefit us in terms of product development, manufacturing or distribution.

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

Our success depends substantially on the continuing efforts of our executive management team and other key personnel, and losing their services would severely disrupt our business and operations.

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

A skilled labor force is important to our business, and our failure to continue to attract, train and retain our highly qualified technical personnel could undermine our long term growth.

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

Labor costs in the PRC may continue to increase.

Labor is a key component of our manufacturing operations in the PRC. Our total staff costs in 2016, 2017 and 2018 were RMB278.7 million, RMB274.5 million and RMB274.4 million (US$39.9 million), which represented 12.4%, 9.7% and 8.7% of our revenue in each of those years, respectively. As the PRC economy continues to develop, its labor force is becoming more educated and is undergoing other demographic changes. Labor law requirements and changing demographic factors may increase our costs of labor in the PRC.

A significant increase in labor costs for our operations in the PRC could adversely affect our business, financial condition, results of operations and prospects. The number of available workers for our manufacturing operations may decrease. Our current workers may demand higher wages. In addition, increases in the size or number of our competitors or other manufacturing businesses may adversely affect our ability to recruit and retain workers for our own manufacturing operations.

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

For our PRC aftermarket sales, our tier-one distributors are required to provide us a credit deposit typically equal to approximately one-month of their indicative annual purchase amount. Depending on the actual sales amount, we typically provide our tier-one distributors a credit term of 45 to 55 days from the delivery of our products. We typically provide our OEM customers in the PRC a credit term of 55 to 75 days from the delivery of our products, depending on the sales amount and, in 2014, we extended credit terms to 60 to 90 days to alleviate the stress of some of our OEM customers. For international sales, we typically provide our customers a credit term of 30 days from delivery of our products. For certain new international customers, we require payment of the entire purchase price at the time of purchase. As of December 31, 2016, 2017 and 2018, we had trade receivables of RMB438.8 million, RMB587.5 million and RMB527.0 million (US$76.6 million), respectively, which represented 19.5%, 20.8% and 16.7% of our revenue in each of those years, respectively.

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

Our results of operations have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter as a result of a number of factors, many of which are beyond our control, including:

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

Our patents, trademarks and other intellectual property are important assets for our business; if we are unable to protect them, or if other parties claim we are infringing their intellectual property, then our business, financial condition, results of operations and prospects may be materially and adversely affected.

We have developed a large portfolio of intellectual property rights in the PRC to protect the technologies, inventions and improvements significant to our business, and we believe that this portfolio is important for us to maintain a competitive advantage in the marketplace. As of December 31, 2018, we owned 99 patents in the PRC. In addition, we had 620 trademarks registered with China’s Trademark Office as of December 31, 2018, and are currently in the process of applying for 12 additional trademarks in the PRC. We also have a number of trademarks and trademark applications in a number of the countries to which we export our products.

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

We have sold, and expect to continue to sell, a significant portion of our products outside the PRC, where we currently have no patent protection. In these jurisdictions, others may obtain patents for substantially equivalent technologies or processes and prevent us from selling any of our products that infringe those foreign patents in those countries.

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

We had net current assets of RMB834.8 million, RMB958.7 million and RMB1,117.9 million (US$162.6 million) as of December 31, 2016, 2017 and 2018, respectively. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions.

Further, our expenditures may exceed our current expectations. Unexpected increases in expenditures could occur for a number of reasons, including, for example, if we devote a significant amount of financial resources to expansion of production capacity or to the research and development of new products or manufacturing techniques that we believe to have significant commercial potential.

Our business is capital intensive in nature. We require a significant amount of capital for the expenditures on the purchase of property, plant and equipment. As at 31 December 2016, 2017 and 2018, the carrying amount of property, plant and equipment amounted to approximately RMB1,379.3 million, RMB1,272.8 million and RMB 1,099.0 million (US$159.8 million), respectively.

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

We have relied on our internal cash and cash generated from our operations to fund our operations and expansion. There can be no assurance that our internal cash and the cash flow generated by our operations will be sufficient to fund our future operations and expansion plans. If our revenue is not sufficient to meet our operational needs and capital requirements or if we have future liquidity needs or other business reasons to seek other sources of funding, we may need (or we may elect) to sell additional equity or debt securities or borrow funds to raise capital. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders and a reduction in the price of our ADSs. The incurrence of additional debt would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends. As a result, we may be more vulnerable to general adverse economic and industrial conditions, be limited in our ability to pursue our expansion plans, be required to allocate a significant portion of our cash flow from operations to repay our debts, reducing the availability of our cash flow to fund capital expenditures, working capital and other corporate purposes, and limiting our flexibility in planning for, or reacting to, changes in our business and the market environment.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2018. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could also result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation. Furthermore, if we fail to maintain effective internal control over financial reporting in the future, we may also need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

If our manufacturing operations are found to be in violation of any environmental, health and safety regulations, we will be liable for fines and other penalties, including suspending production or ceasing operations, civil or criminal claims resulting in potentially significant monetary damages, adverse publicity and other negative consequences.

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

Our business benefits from certain PRC government tax incentives, some of which will expire in the near term and others are subject to potential charges.

Our PRC subsidiaries are subject to PRC enterprise income tax at a statutory rate of 25.0%, except for (i) Zhengxing Wheel, which has been recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2008 to 2019 (ii) Zhengxing Group Langfang Wheel Co., Ltd., which is recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2009 to 2014, (iii) Zhengxing Group Hefei Wheel Co., Ltd., which is recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2010 to 2015, (iv) Hua’an Zhengxing Wheel Co. Limited, which is recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2017 to 2019 and (v) Zhengxing Group Chengdu Wheel Co., Ltd., which has been an entity incorporated in the western region of the PRC in July 2004 and with more than 70.0% of its total income from the business of state-encouraged industry and enjoys a preferential tax rate of 15.0% from its inception in 2004 to 2020.

These preferential income tax rates are subject to periodic review and renewal by PRC authorities. If our subsidiaries fail to maintain their preferential tax statuses, their applicable enterprise income tax (EIT) rate may increase to up to 25.0%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

We also benefit from PRC tax policies designed to encourage exports. In the PRC, steel and aluminum wheels are normally subject to a value-added tax, or VAT, of 17.0% (which has reduced to 16.0% from May 1, 2018), but we receive a full rebate of or exemption from the VAT for the steel and aluminum wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB61.7 million, RMB64.4 million and RMB62.3 million (US$9.1 million) in 2016, 2017 and 2018, respectively. However, these VAT exemptions and rebates for exported steel wheels may be eliminated by the PRC government. If this occurs, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Risks Relating to Doing Business in the PRC

Recent trade war between the United States and China, and other potential changes to tariff and import/export regulations may have a negative effect on global economic conditions and our business, financial results and financial condition.

On March 8, 2018, the Trump administration implemented new tariffs on imports of steel and aluminum into the United States, although Canada and Mexico are temporarily exempt pending the outcome of certain trade negotiations and there is flexibility for other countries to be exempted at a later date. These tariffs went into effect on March 25, 2018. In retaliation, on April 2, 2018, the Chinese government imposed tariffs on over 100 types of imports from the United States to China, including recycled aluminum. On June 15, 2018, the Trump administration further introduced the nation’s first China-specific tariffs on over 800 products, taking effect on July 6, 2018. On the next day, the Chinese government responded by announcing additional tariffs on over 500 products, taking effect on the same day as the new United States tariff. On August 7, 2018 and September 24, 2018, both the Trump administration and the Chinese government implemented tariffs on more products originating from each other. Throughout the year, the two countries have been engaging in trade talks, but they have not been able to reach a trade deal yet. By the end of February 2019, the total United States tariffs applied exclusively to China amounted to US$250 billion, while the total Chinese tariffs applied exclusively to the United States reached US$110 billion. Further, there have been ongoing discussions and activities regarding changes to other U.S. trade policies and treaties, including threats by the United States to withdraw from certain treaties and other countries signing new trade agreements without participation of the United States. In addition, a number of other countries are threatening to impose tariffs on imports from the United States. These developments may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the China and the United States. Any of these factors could depress economic activity and restrict our access to suppliers or customers and have a material adverse effect on our business, financial condition and results of operations.

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

We currently conduct our business through our subsidiaries established in the PRC. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. As of December 31, 2018, the accumulated profits of our PRC subsidiaries, that were unrestricted and were available for distribution amounted to RMB1,802.7 million (US$262.2 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

In 2015, the RMB depreciated significantly. The center point of the currency’s official trading band was 6.1265 in January, and was 6.4465 in December, which contributed to a decline in our 2015 international revenues. In 2016, the RMB continued to depreciate, with the currency’s official trading band being 6.9430 at the end of the year. However, in 2017, on the back of a strong year of economic growth and rising foreign exchange reserves, the RMB appreciated against the U.S. dollar. In 2018, the RMB depreciated against the U.S. dollar amid the trade war and slowing economic growth.

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

Our auditors are currently not inspected fully by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws in the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws in the United States and professional standards. However, because we have substantial operations within the PRC, the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities. As a result, our auditors are currently not inspected fully by the PCAOB.

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

Risks Relating to Our ADSs

Our ADSs were suspended from trading on the New York Stock Exchange on June 14, 2018 and delisted on December 17, 2018.

On June 14, 2018, following an investigation of the trading activity of our ADSs during certain periods in 2015 and 2016, the regulation staff of the New York Stock Exchange (“NYSE”) suspended trading in our ADSs on the NYSE, and initiated delisting proceedings. An NYSE press release announcing the decision cited events “contrary to the public interest and not in keeping with sound public policy, pursuant to Section 802.1D of the [NYSE’s] Listed Company Manual.” On June 28, 2018, we filed a notice to request a hearing to appeal the decision to a Committee of the Board of Directors of the NYSE (the “Committee”). The hearing was held on October 11, 2018. On December 4, 2018, the Committee affirmed the determination to delist our ADSs, and the NYSE filed a Form 25 with the SEC on December 6, 2018.

As a result of the initiation of delisting proceedings, the closing price of our ADSs dropped from US$1.38 on June 13, 2018 to US$0.8 on June 18, 2018. The price of our ADSs has since experienced fluctuations. Between June 15, 2018 and April 15, 2019, the closing price of our ADSs ranged from US$0.52 to US$1.66. The trading volume and liquidity of our ADSs have also been negatively affected because, since June 18, 2018, they have been quoted on the over-the-counter market and are not listed or traded on any national exchange.

We are evaluating whether we can find an alternative listing venue for our ADSs in the United States or for our ordinary shares elsewhere. We cannot provide assurance that we will be able to find such a listing venue. Until we are able to find an alternative listing venue, trading of our ADSs may continue the current trend, including:

•	a limited availability of market quotations;

•	reduced liquidity;

•	a “penny stock” status, which will require brokers trading in our ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Our ADSs are considered penny stock.

Rule 15g-9 of the Securities Exchange Act of 1934, as amended, generally defines “penny stock” to be any equity security that has a market price (as defined) less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our ADSs are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.

Consequently, the penny stock rules may affect the ability of broker-dealers to trade our ADSs. We believe that the penny stock rules discourage investor interest in and limit the marketability of our ADSs.

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

As of March 31, 2019, our controlling shareholder, Mr. Jianhui Lai (through Newrace Limited) beneficially owned approximately 69.5% of our outstanding ordinary shares. Mr. Lai is also our founder, chairman and chief executive officer. Please refer to Item 6E “Directors, Senior Management and Employees—Share Ownership” and Item 7B “Major Shareholders and Related Party Transactions—Related Party Transactions—Restricted Shares Granted to Mr. Yifan Li by Newrace Limited.” Our controlling shareholder has a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those who purchased ADSs in our initial public offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

Our business was founded by Mr. Jianhui Lai, our chairman, chief executive officer and controlling shareholder, in 2003 and was operated through Zhengxing Wheel, a PRC company. Zhengxing Wheel became a wholly-owned subsidiary of the Company in December 2008.

Our principal executive offices are located at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China. Our telephone number at this address is (86) 596-2600308, and our fax number is (86) 596-2600558.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.zenixauto.com. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 10 E. 40th Street, 10th Floor, New York, NY 10016.

As of December 31, 2018, our authorized share capital consisted of 500,000,000 ordinary shares of par value US$0.0001 each, of which 206,500,000 were issued and outstanding, including 62,499,988 ordinary shares represented by 15,624,997 ADSs.

Zhengxing Wheel and its PRC Subsidiaries

Zhengxing Wheel (initially named Fujian Zhengxing Wheel Co., Ltd.) was incorporated in 2003 under the laws of the PRC, which was then 80.0% owned by Mr. Jianhui Lai, our founder, chairman, chief executive officer and controlling shareholder, 5.0% owned by Mrs. Lizhu Lai (Mr. Jianhui Lai’s spouse), 5.0% owned by Mr. Deshun Lai (Mr. Jianhui Lai’s brother), 5.0% owned by Mr. Dexiong Lai (Mr. Jianhui Lai’s brother) and 5.0% owned by Mr. Jianping Lai (Mr. Jianhui Lai’s brother). Mr. Jianhui Lai and the other four founders subsequently made additional capital contributions to Zhengxing Wheel in 2003, 2005 and 2006, which ultimately increased Mr. Jianhui Lai’s shareholding in Zhengxing Wheel to 89.3% with the other four founders owning the remaining equity interest.

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

We established Zhengxing Indo Wheels Private Limited in India in January 2012 to operate our planned steel wheel manufacturing facility in India. However, due to economic difficulties in India, including the instability of local economic conditions and fluctuation in the value of the Indian Rupee, we suspended our plan to operate our planned steel wheel manufacturing facility in India in 2007 and have deregistered Zhengxing Indo Wheels Private Limited.

In addition, we established Hua’an Zhengxing Wheel Co., Ltd. in November 2010, which began commercial production of our aluminum wheels in the third quarter of 2015 and is expected to continue to ramp up its capacity through 2019.

Our Company and Our Hong Kong Subsidiary

We are a British Virgin Islands company incorporated on July 11, 2008 under the name of Richwheel Limited. At the time of incorporation, we had an authorized share capital of US$50,000 consisting of 50,000 ordinary shares with a par value of US$1.00 per share. Pursuant to a share subscription and shareholders agreement dated August 10, 2008, as amended on August 12, 2008 (the terms of which were confirmed and further clarified by a deed of confirmation on April 21, 2011), we issued 45,000 and 5,000 ordinary shares, par value US$1.00 per share, to Newrace Limited and Richburg Holdings Limited, respectively.

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

Our Initial Public Offering

In preparation for our initial public offering, we changed our name to China Zenix Auto International Limited on November 3, 2010. We also effected a change to our authorized and issued share capital and a repurchase of our issued and outstanding shares on February 21, 2011, as a result of which, our authorized share capital consisted of 500,000,000 shares, with a par value of US$0.0001 each. As of December 31, 2018, there were 206,500,000 ordinary shares issued, fully-paid and outstanding.

We completed our initial public offering, which involved the sale by us and a selling shareholder of our ADSs on May 17, 2011, with a concurrent listing of our ADSs on the New York Stock Exchange. We generated US$59.5 million in net proceeds from our initial public offering, after deducting approximately US$4.9 million for underwriting discounts and commissions, and approximately US$5.3 million for other expenses. Our ADSs were delisted from the New York Stock Exchange on December 17, 2018.

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

We design, manufacture and sell high quality steel wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial vehicle wheel industry. We currently offer more than 834 series of tubed steel wheels (which are typically used for commercial vehicles using tires that contain a rubber inner tube), tubeless steel wheels (which are typically used for commercial vehicles using tubeless tires), and off-road steel wheels (which are typically used for construction and other types of off-road vehicles). Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers. We believe that our products are well recognized for safety, strength and durability by our customers, especially under extreme road conditions, and that our products exceed industry standards in all major technical aspects, including safety, durability and stability. In particular, we have developed a type of tubeless steel wheel using a patented production technique for the design of the wheel disc. This type of wheel, other than its improved strength and reduced weight, exceeds industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan). In addition, we have won a number of awards in the PRC in recognition of, among other things, our overall business operation capabilities, brand awareness and market share, including Fujian Brand-name Product Certificate in 2010, Top 30 PRC Automobile Industry Enterprise in 2011, The Most Influential Brands in the PRC Machinery Industry in 2012 and The Nation’s Top 100 Automotive Component Suppliers in 2013 and 2014. We obtained The 10th National Hundred Excellent Auto Parts Supplier Certificate in 2015, Annual Economic Construction Contribution Award of People’s Republic of China in 2016, and be certified as Academician expert workstation in 2018.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network, which we believe is one of the most extensive distribution networks among commercial vehicle wheel manufacturers in the PRC. As of December 31, 2018, our distribution network consisted of more than 3,382 distributors in the PRC, including 23 tier-one distributors, 2,231 exclusive tier-two distributors and 1,128 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 80 automotive manufacturers in the PRC as of December 31, 2018, including the group members of a number of large PRC commercial vehicle manufacturers such as Anhui Jianghuai Automobile Group, SAIC Group, Zhengzhou Yutong Group, China National Heavy Duty Truck Group and FAW JieFang Automotive Co., Ltd. In international markets, we sold our products to more than 66 distributors in the aftermarket as of December 31, 2018, the top five distributors including Oliver of the Philippines, Li Li Ai of Burma, AUTO JAYA of Indonesia , UNIVERSAL AUTO ENGG. of Pakistan and Well Product Trading LP of Thailand. Thailand was our largest international market in 2015 and 2016, Vietnam became our largest international market in 2017 and Thailand was again our largest international market in 2018.

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

We are committed to the research and development of new models of wheels as well as ongoing enhancements in existing product quality and production technology, in order to effectively adapt to the changing demands of our customers for better quality wheel products, as well as to improve our production efficiency. We maintain our own research and development team which we believe is one of the largest in the PRC commercial vehicle wheel industry, with 195 employees as of December 31, 2018, most of whom have 10 to 20 years of experience in the industry. As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of December 31, 2018, we owned a total of 99 patents in the PRC, including 5 invention patents, 82 utility model patents and 12 design patents. We place great emphasis on quality control in our operations and have implemented quality control procedures throughout our production process. Our comprehensive quality management system has been awarded ISO/TS 16949 quality management system certification since 2007, which certifies the satisfaction of specific quality management system requirements for the design and development, production and, when relevant, installation and service of automotive-related products, and ISO 9001:2000 quality management system certification from 2003 to 2006, which certifies the satisfaction of specific quality management system requirements for an organization to consistently provide products that meet customer and applicable regulatory requirements. At our headquarters in Zhangzhou, Fujian Province, we have also maintained one of the national wheel test centers designated by the PRC government for the testing of the specifications and roadworthiness of wheels sold in the PRC since September 2008. This test center has been granted ISO/IEC 17025 certification, which certifies the satisfaction of the general requirements to carry out tests and/or calibrations.

Our Products

We design, manufacture and sell steel and aluminum wheels in the PRC and internationally, which are used primarily in commercial vehicles. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2018, such network consisted of more than 3,382 distributors in the PRC, including 23 tier-one distributors, 2,231 exclusive tier-two distributors and 1,128 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. In addition, we sell our products outside the PRC to international distributors in the aftermarket, primarily in Vietnam and more than 30 other countries worldwide. We currently offer more than 834 series of tubed, tubeless and off-road wheels, with sizes ranging from 8 to 51 inches in diameter and 3 to 28 inches in width and which meet various specifications (including designs and colors) of our customers. In addition, we also sell our wheel components such as wheel discs to distributors for use in the aftermarket in the PRC and internationally, which accounted for an insignificant portion of our revenue in 2016, 2017 and 2018.

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

We currently offer more than 363 series of tubed steel wheels with sizes ranging from 15 to 24 inches in diameter and 4.5 to 14 inches in width. Tubed steel wheels generated 54.6%, 45.4% and 46.1% of our revenue in 2016, 2017 and 2018, respectively.

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

We currently offer more than 315 series of tubeless steel wheels with sizes ranging from 8 to 26 inches in diameter and 3 to 20 inches in width. Tubeless steel wheels generated 36.4%, 43.9% and 41.1% of our revenue in 2016, 2017 and 2018, respectively.

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

We currently offer more than 140 series of off-road steel wheels with sizes ranging from 15 to 51 inches in diameter and 6.5 to 28 inches in width. We commenced sales of off-road steel wheels in 2008 which accounted for 1.6%, 1.8% and 1.6% of our revenue in 2016, 2017 and 2018, respectively.

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

We currently offer more than 16 series of tubeless aluminum wheels. We commenced sales of aluminum wheels in September 2015 which accounted for 1.1% of our revenue in 2015. For 2016, 2017 and 2018, sales of aluminum wheels accounted for 4.6%, 6.8% and 8.9% of our revenue, respectively.

Manufacturing

Manufacturing Facilities

We have six manufacturing facilities across China, located in Zhangzhou, Fujian Province (our headquarters); Langfang, Hebei Province; Chengdu, Sichuan Province; Hefei, Anhui Province; and Benxi, Liaoning Province. We have also established a new aluminum wheel manufacturing facility in Hua’an, Fujian Province and began production in the third quarter of 2015. Our manufacturing facilities are strategically located in close proximity to our steel suppliers, our OEM customers or ports for export. In particular, our manufacturing facilities in Langfang, Hebei Province and Benxi, Liaoning Province are located close to our steel suppliers, and our manufacturing facilities in Chengdu, Sichuan Province and Hefei, Anhui Province are located close to our OEM customers. Our manufacturing facilities in Zhangzhou, Fujian Province are located close to ports for export. These strategic locations enable us to (i) reduce our raw material and product delivery transportation costs, which is an important cost component of both our raw materials and steel wheels, (ii) respond to changes in customer demand quickly and (iii) access a sufficient supply of skilled local labor force at relatively low cost compared to the labor cost at major urban centers in the PRC.

We have undergone a series of expansions to our existing manufacturing facilities in recent years, including in 2010, 2011 and the first half of 2012. While we temporarily suspended such expansion in the second half of 2012 and continued to suspend such expansion in 2013 primarily due to a decrease in our PRC aftermarket and OEM sales, we resumed our expansion plan in 2014, including establishing a new aluminum wheel manufacturing facility in Hua’an Fujian Province with a planned annual production capacity of 0.5 million aluminum wheel for which we purchased the principal equipment and trained a number of technicians during 2014, and began production at the third quarter of 2015. In the fourth quarter of 2015, we produced approximately 250-300 sets of aluminum wheels per day. Our production volume for aluminum wheels reached 600 sets, 700 sets and 800 sets per day by the end of 2016, 2017 and 2018, respectively.

The following shows the geographic locations of our manufacturing facilities, with floor area and number of employees as of December 31, 2018:

Production Capacity

We believe that we have one of the largest production capacity among commercial vehicle wheel manufacturers in the PRC. As of December 31, 2018, our manufacturing facilities had a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels, of which 9.5 million units were tubed steel wheels, 5.5 million units were tubeless steel wheels, 33,600 units were off-road steel wheels and 0.5 million units were aluminum wheels. The size of our manufacturing platform allows us to achieve significant economies of scale as we increase our production volume. With our large scale, we are also able to lower our costs by preparing various wheel components internally.

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

We source our principal raw materials and a majority of locking rings from third-party suppliers and manufacture the remaining wheel components, including rim-shaped steel, wheel rims, wheel discs and the remaining portion of locking rings, internally. We believe that self-producing most of our steel wheel components, in particular rim-shaped steel, enables us to reduce our production costs and production time, ensure timely delivery to meet customers’ orders, and also ensure high product quality. In addition, as the largest commercial vehicle wheel manufacturer in the PRC, we have been able to maintain a more than ten-year relationship with our second largest steel supplier, Benxi Iron & Steel, and to maintain a more than eight-year relationship with our largest steel supplier, Shougang Jingtang Iron & Steel Co., Ltd, from whom we source steel that meets our specific requirements. This allows us to optimize our production process and increase our raw material utilization rate.

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

Aluminum Wheel Manufacturing Facility in the PRC

We anticipate that commercial vehicles will increasingly use wheels made of aluminum instead of steel in the future and commenced our commercial production of aluminum wheels in the third quarter of 2015. Our aluminum wheels are manufactured at an advanced aluminum wheel manufacturing facility (including offices, a research and development center, a test center and employee dormitories) with an aggregate land area of approximately 65,000 square meters in Zhangzhou, Fujian Province. Construction of the facility was completed in September 2015, with the first production line reaching maximum capacity utilization as of the end of 2017. We started to invest in our second production line in 2017, which has partially commenced production in the fourth quarter of 2017. We have obtained land use rights and property ownership certificates for this manufacturing facility. We have obtained substantially all of the necessary machinery and equipment and are in the process of upgrading a specialized production process designed for manufacturing aluminum wheels for commercial vehicles, conducting research and development, procuring raw materials and recruiting additional industry experts in order to ramp up our aluminum wheel production. We believe we are well positioned to enter the aluminum wheel market, and by developing different types of high quality aluminum wheels and being an early market entrant, we believe that we will be well positioned to capture future growth in the market for aluminum wheels in the PRC as it emerges and also to enter selected international markets over time.

Sales and Marketing

We have a diversified customer base. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2018, such network consisted of more than 3,382 distributors, including 23 tier-one distributors, 2,231 exclusive tier-two distributors and 1,128 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. PRC aftermarket sales accounted for 45.4%, 32.1% and 31.8% of our revenue in 2016, 2017 and 2018, respectively. PRC OEM sales accounted for 38.1%, 54.2% and 55.8% of our revenue in 2016, 2017 and 2018, respectively.

In addition, we sell our products outside the PRC to international distributors in the aftermarket, primarily in Thailand, Vietnam and more than 30 other countries worldwide. International sales accounted for 16.5%, 13.7% and 12.4% of our revenue in 2016, 2017 and 2018, respectively.

In 2016, 2017 and 2018, the aggregate sales to our five largest customers accounted for 18.0%, 24.6% and 26.5% of our revenue, respectively.

We have a dedicated sales and marketing team, which had 235 employees as of December 31, 2016, 2017 and 2018, responsible for the sales and marketing of our products and managing and supporting our distributors. We believe that the combination of our extensive distribution network and our effective management of such network provides us with the broadest coverage among PRC commercial vehicle wheel manufacturers, which has contributed to our leadership position in the PRC aftermarket and presents a significant barrier to entry in that market.

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

As of each of December 31, 2016, 2017 and 2018, we had 23 tier-one distributors with whom we have direct contractual relationships. In turn, these tier-one distributors sold our products to 3,776, 3,524 and 3,359 tier-two distributors as of December 31, 2016, 2017 and 2018, respectively. Tier-two distributors are divided into exclusive and non-exclusive distributors, depending on whether they only sell steel wheels manufactured by us. The number of our tier-two distributors decreased from 2014 to 2018 primarily as a result of the economic slowdown. The following table sets forth the total number of our tier-one, exclusive tier-two and non-exclusive tier-two distributors in the PRC as of December 31, 2016, 2017 and 2018, respectively:

	As of December 31,
	2016	2017	2018
Tier-one	23	23	23
Exclusive tier-two	2,461	2,308	2,231
Non-exclusive tier-two	1,315	1,216	1,128

Total	3,799	3,547	3,382

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

OEM Sales

We also sell our products directly to OEMs in the PRC for use on their commercial vehicles. We had 82 OEM customers as of December 31, 2016, 80 OEM customers as of December 31, 2017 and 81 OEM customers as of December 31, 2018. The number of our OEM customers in the PRC remained steady from 2014 to 2018. Our OEM customers include the group members of a number of large PRC commercial vehicle manufacturers such as SAIC-IVECO Hongyan Commercial Vehicle, BeiqiFoton Motor, Zhengzhou Yutong, FAW Jiefang Automotive, Dongfeng Motor, Anhui Jianghuai Automobile Group and China National Heavy Duty Truck Group. When selecting wheel suppliers, OEM customers typically look at factors such as price, product quality (and typically require suppliers to provide product test reports issued by a recognized test center), technology and ability to develop new products that meet their specifications, production scale, delivery timeliness, after-sales service and customer relationships.

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

International Sales

Our international sales include sales to international distributors which resell our products to OEMs and retail stores, repair and maintenance shops or end-users in the aftermarket. In addition to selling our products, these distributors, retail stores and repair and maintenance shops also typically sell other automotive components. We had 82, 66 and 87 international distributors as of December 31, 2016, 2017 and 2018, and the top five distributors in 2018 including Li Li Ai of Burma, Oliver of the Philippines, AUTO JAYA of Indonesia , UNIVERSAL AUTO ENGG. of Pakistan and Well Product Trading LP of Thailand. Thailand was our largest international market in 2016, representing 2.1% of our revenue in 2016. Vietnam was our largest international market in 2017, representing 1.4% of our revenue in 2017. Thailand again was our largest international market in 2018, representing 1.3% of our revenue in 2018.

We also export to more than 30 countries worldwide, including Vietnam, Thailand, India, Pakistan and Indonesia. We have been increasing our sales and marketing efforts in select countries in Asia and the Middle East which we believe present attractive market opportunities. In North America and Europe, we focus on partnering with local distributors to increase our sales in the aftermarket as well as to OEMs to establish our brand name in those markets.

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

We believe that we maintain one of the largest skilled teams of research and development engineers and technicians in the commercial vehicle wheel industry in the PRC. As of December 31, 2016, 2017 and 2018, our research and development department had 284, 194 and 195 employees, respectively, most having 10 to 20 years of experience in the industry. In particular, our chief technology officer, Mr. Guohe Zhang, who leads our research and development team, has over 40 years of research and production technology management experience in the commercial vehicle wheel and machinery industry in the PRC. In recent years, we gradually streamlined our research and development focus. We are now focusing on the research and development of light-weight steel wheel and aluminum wheel products while conducting less research and development on traditional steel wheel products.

We conduct substantially all of our research and development efforts internally and also collaborate with leading industry experts in the PRC and internationally. Our research and development efforts currently focus on the development of new models of steel wheels, and we have developed and commercialized approximately 57, 30 and 26 new models of steel wheels in 2016, 2017 and 2018, respectively. We also focus on making ongoing enhancements in existing product quality and production technology so as to improve, among other things, the safety, strength and balance, and reduce the weight (and thus improve fuel efficiency), of our products, and reduce the overall cost of our production process, as well as to further automate our manufacturing process. For example, we have developed a tubeless steel wheel production method that is patented and unique, whereby we can produce tubeless steel wheels which have enhanced strength and durability by applying certain manufacturing processes traditionally only used for tubed steel wheels. Under this patented method, we use rim-shaped steel (which we make from raw steel by pressing and rolling it under high heat), instead of rolled steel plate, as the raw material, and we apply compression, instead of rolling, at the stage of shaping. Please also refer to “—Production Process” above. We first commercialized tubeless steel wheels using this innovative production method in 2008. We are also in the process of using this patented method to develop light-weight tubeless steel wheels. Moreover, we have developed a new type of energy-saving and environmentally friendly “Tulou Steel Wheel” wheel and aluminum wheel for various types of vehicles such as high-end minibuses. In addition, we continue our research and development of commercial vehicle wheels made of aluminum, a new product line which we launched in 2015.

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

As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of December 31, 2018, we owned a total of 99 patents in the PRC, including 5 invention patents, 82 utility model patents and 12 design patents. The benefits of our patented technology include, among other things, improving the performance of our wheels and increasing the utilization of raw materials. In particular, our four invention patents relate to enhancing the performance of our wheels and thus extending the useful lives of tires. In addition, as of December 31, 2018, we had registered 620 trademarks with China’s Trademark Office, and are currently in the process of applying for 12 additional trademarks in the PRC. Through the Madrid System for the International Registration of Marks, we have registered two trademarks each with one jurisdiction in the United States and South Korea, respectively. We also have two registered trademarks in Taiwan. These trademarks are primarily related to the name and logo of our company. In 2005, “Zhengxing” was recognized as a “PRC Famous Trademark.”

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

We have been dependent on a limited number of suppliers for a significant portion of our raw material and locking ring requirements. In 2016, 2017 and 2018, the aggregate purchases from our five largest suppliers accounted for 77.4%, 80.8% and 82.6% of our total raw material and locking ring costs, respectively. Purchases from one of our largest suppliers, Shougang Jingtang Iron & Steel Co., Ltd., for the same periods accounted for 31.2%, 36.5% and 33.8% of our total raw material and locking ring costs, respectively. Purchases from another one of our largest suppliers, Benxi Iron & Steel, for the same periods, accounted for 19.3%, 21.8% and 22.0% of our total raw material and locking ring costs, respectively. Although there are alternate steel suppliers in the market, because we have optimized our manufacturing process to rely on the steel of our established key suppliers (especially Benxi Iron & Steel), which meet certain specifications, any disruption in steel from those suppliers may disrupt our manufacturing operations until we can secure appropriate steel from other suppliers. We believe that we will continue to purchase a significant portion of our raw materials and locking rings from a limited number of suppliers. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We rely on a limited number of key suppliers for steel, our key raw material, and certain components required for our production” and “—We are subject to risks associated with the volatile prices and availability of raw materials and utilities.”

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

Other types of commercial vehicle wheels, such as aluminum wheels, also compete with our products. We began offering our own aluminum wheels at the end of 2013, but we have limited experience in the production and sales of such wheels on a commercial scale. Since we began commercial production of aluminum wheels in the third quarter of 2015, the market acceptance of aluminum wheel product continuously increased, aluminum wheel sales accounted for 8.9% of revenue of 2018 compared with 6.8% in 2017.

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

Regulations on Automotive Components Industry

General Policies on Automotive Industry

The Policy on Development of the Automotive Industry was promulgated by the NDRC on May 21, 2004 and became effective on May 21, 2004 and amended on August 15, 2009 (the amendment became effective on September 1, 2009). The Middle and Long-Term Development Plan for the Automotive Industry was promulgated by the NDRC, the Ministry of Industry and Information Technology, and Ministry of Science and Technology in April 2017, which provides guiding ideology, basic principles and planning goals for the automotive industry.

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

The Product Quality Law of the PRC was promulgated by the Standing Committee of the NPC on February 22, 1993, as amended on July 8, 2000, August 27, 2009 and December 29, 2018. Under the law, manufacturers who produce defective products are subject to civil and criminal liability and may have their business licenses revoked.

The Law of Protection of the Rights and Interests of Consumers was promulgated by the Standing Committee of the NPC on October 31, 1993 became effective on January 1, 1994 and was amended on August 27, 2009 and October 25, 2013. The law provides further protection to the legal rights and interests of consumers in connection with their purchase or use of goods and services. All business operations must observe and comply with the Consumers Protection Law when selling goods and offering services.

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

Other Regulations Relevant to Our Operation

Company Law

The Company Law of the PRC was promulgated by the Standing Committee of the NPC on December 29, 1993 and became effective on July 1, 1994 and was amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018.

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

Foreign Investment Law

On March 15, 2019, the NPC published the Foreign Investment Law, or the FIL, which would take effect on January 1, 2020. The FIL applies to PRC enterprises established, acquired or otherwise invested wholly or partially by foreign investors in a manner prescribed under applicable PRC laws and regulations. Once the Foreign Investment Law comes into force, the three existing laws regulating foreign investment in China, including the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished.

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

The Law on Prevention and Control of Environmental Pollution by Solid Wastes was promulgated by the NPC on October 30, 1995 and amended on December 29, 2004, April 24, 2015 and November 7, 2016. Entities that do not have business licenses and qualifications are prohibited from the collection, storage, utilization and treatment of hazardous wastes. Parties that violate these provisions will be ordered to stop and correct such violation within a specified period of time or will be subject to a fine.

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

The following diagram illustrates our corporate structure as of March 31, 2019:

D.	Property, Plants and Equipment

We are headquartered in Zhangzhou, Fujian Province where we have our manufacturing facilities (including our main administrative offices, a research and development center, a test center and employee dormitories) with an aggregate floor area of approximately 121,630 square meters. We also have four other manufacturing facilities (including offices and employee dormitories) in Langfang, Hebei Province, Chengdu, Sichuan Province, Hefei, Anhui Province, and Benxi, Liaoning Province with an aggregate floor area of approximately 138,040 square meters, 47,303 square meters, 45,870 square meters and 26,740 square meters, respectively. Each of our manufacturing facilities in Langfang, Hebei Province and Hefei, Anhui Province include a research and development center. We have obtained land use rights and property ownership certificates for all these manufacturing facilities. In addition, certain of our manufacturing facilities have been pledged to secure our bank borrowings, which amounted to RMB180.0 million, RMB180.0 million and RMB180.0 million (US$26.2 million) as of December 31, 2016, 2017 and 2018, respectively.

In the third quarter of 2015, we completed the construction of an aluminum wheel manufacturing facility (including offices, a research and development center, a test center and employee dormitories) with an aggregate land area of approximately 65,000 square meters in Zhangzhou, Fujian Province. We have obtained land use rights and the relevant property ownership certificates for this manufacturing facility.

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

A. OPERATING RESULTS

Overview

We are the largest commercial vehicle wheel manufacturer in the PRC in both the aftermarket and OEM market in terms of sales volume, and our leading market share has been maintained continuously in recent years. We believe that our products enjoy premium brand recognition in the industry, especially among end-users. We also export our products to more than 30 countries worldwide.

We design, manufacture and sell high quality steel and aluminum wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial vehicle wheel industry. We currently offer more than 834 series of tubed steel wheels, tubeless steel wheels, off-road steel wheels and aluminum wheels. Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network which we believe is the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC. As of December 31, 2018, our distribution network consisted of more than 3,382 distributors, including 23 tier-one distributors, 2,231 exclusive tier-two distributors and 1,128 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 81 automotive manufacturers in the PRC as of December 31, 2018, including the group members of a number of large PRC commercial vehicle manufacturers. In international markets, we sold our products to more than 87 distributors in the aftermarket as of December 31, 2018, including Li Li Ai of Burma, Oliver of the Philippines, AUTO JAYA of Indonesia, UNIVERSAL AUTO ENGG. of Pakistan and Well Product Trading LP of Thailand. Thailand was our largest international market in 2016, Vietnam became our largest international market in 2017, and Thailand became our largest international market again in 2018. We had revenue of RMB2,249.5 million, RMB2,831.0 million and RMB3,149.6 million (US$458.1 million), respectively, representing an increase of 25.8% from 2016 to 2017 and an increase of 11.3% from 2017 to 2018. In 2016, 2017 and 2018, we had a loss of RMB25.9 million, a profit of RMB9.1 million, and a loss of RMB 8.0 million (US$1.2 million), respectively.

Factors Affecting Our Results of Operations

We believe that the following are the most significant factors affecting our financial condition and results of operations.

General Economic Conditions and Growth of the Automotive Market in the PRC and Worldwide

Our financial condition and results of operations have been, and we expect them to continue to be, dependent to a significant extent on general economic conditions and growth of the automotive market in the PRC and in other countries where our products are sold, such as Thailand, which has been our largest international market from 2013 to 2016 and in 2018. We sell steel wheels through a network of distributors to aftermarket end-users as replacements for worn out or lower quality wheels. The actual demand from both aftermarket end-users and OEMs customers depends on the overall demand for and usage of commercial vehicles, which in turn depends on a number of factors including overall economic conditions, vehicle sales and availability and quality of transportation networks in the markets where we sell and distribute our products.

As the PRC economy developed, domestic commercial vehicle sales had enjoyed a relatively long period of growth, which partially drove the domestic sales of our products. After a weak year in 2015, the PRC automotive industry enjoyed a slight growth in the road logistics market in 2016. Following the implementation of GB1589 regulations and over-limit policies, the heavy-duty truck sector showed a trend of recovery, and heavy-duty truck sales resumed growth. With respect to the PRC market, a total of 3.7 million commercial vehicles were manufactured with sales of 3.65 million commercial vehicles, representing an increase of 15.5% and 14.9%, respectively, from 2015. Of the commercial vehicles, 741,400 heavy-duty trucks were manufactured and 732,900 heavy-duty trucks sold, representing an increase of 38.3% and 33.1%, respectively, as compared to 2015. Further, the gradual increase in commodities prices stimulated market trading and drove the development of the logistics and transportation sector. Simultaneously, integration of the logistics sector and the production of more efficient and high-end vehicles also boosted the heavy-duty truck sector. The in-depth implementation of the “One Belt, One Road” policy to redevelop the southern silk road and strengthened international cooperation on production capacity in South and Southeast Asia will help support the export of heavy-duty trucks. A combination of these developments led to an increase in demand for new heavy-duty trucks in 2017. In 2018, the PRC automotive industry remained largely stable, despite the slowdown of the PRC annual GDP growth to 6.6%, the slowest since 1990, mainly due to the combined effects of the Chinese government’s anti-truck overloading policy, supply-side reforms and higher fixed asset investments, revitalized new truck demand.

Sales outside the PRC were mainly generated from the Southeast Asian market, particularly with respect to Thailand and Vietnam. The challenges we face in our offshore markets are mainly related to the strength of the Renminbi relative to the local currencies, competition from local manufacturers, and preferential trade policies. We also face competition from PRC manufacturers seeking to export their products to the same offshore markets. Generally, during 2016, 2017 and 2018, Southeast Asian currencies depreciated, but their economic conditions and expansions remained robust. In 2016, excess production capacity in wheel manufacturing continued to plague the PRC market, and competition in export pricing remained intense. Notwithstanding this, we kept our focus on the Southeast Asian market and will continue to explore this new market for high value-added products.

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

Competition and Prices of Our Products

Our products are targeted for sale to two groups of customers: end-users in the aftermarket and OEM market. The key competitive factors in the aftermarket are price, product quality, product diversification, brand reputation, technology and ability to develop new products, delivery timeliness, after-sales service and customer relationships. In the OEM market, the same factors apply, except that OEMs are relatively more concerned with production scale rather than product diversification or brand reputation. Our products are priced based on a variety of factors, including macro economic conditions, supply and demand conditions for our products in the market, product quality and the terms of our arrangements with customers.

We believe that as a result of our large market share, premium brand recognition and high product quality, we have been able to charge a slight premium for our products. Also, as wheels generally extend the useful lives of tires, which are usually more expensive than wheels, we believe that wheels are typically less subject to downward price pressure by end-users and end-users are usually willing to pay higher prices for high-quality wheels, like ours, thus strengthening our ability to set the prices of our products. The average selling prices of our products in the aftermarket tend to be slightly higher than that for the OEM market, both in the PRC and internationally. Although our average selling prices decreased in 2016 compared to the prior year due to the deteriorating macroeconomic condition in the PRC that resulted in decreased sales of domestic commercial vehicles by PRC OEMs, our average selling prices increased in 2017 as the macroeconomic condition rebounded and steel prices rose sharply. In 2018, the domestic selling prices are relatively stable mainly due to the combined effect of price increase driven by material prices rose, which was mitigated by the weak macroeconomic condition. In the foreseeable future, we expect the market condition in the PRC to keep improving, and domestic demand for heavy duty trucks to grow as domestic spending on infrastructure and property construction continues to increase at a steady pace. Rising steel prices may cause us to revisit our competition pricing strategy to maintain our market share, and sharp fluctuations in market demand could adversely affect our prices in future periods. Moreover, if through larger production scale, superior product quality, better technology or other factors, a competitor gains the pricing power that we currently enjoy, our prices and sales volume would be adversely affected. A weak OEM market would also affect the aftermarket segment in China as competition intensifies and pricing pressure increases.

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

Cost and Availability of Steel

Our principal raw material is steel, which accounts for a substantial amount of our total raw material requirements. We purchase steel from a limited number of selected reputable suppliers in the PRC. We generally enter into framework agreements with our steel suppliers which typically set a purchase amount, pursuant to which we place orders from time to time. These agreements are renewed every year upon mutual agreement unless terminated by the parties. The actual purchase price and amount of steel vary from order to order. Prices of steel are subject to fluctuation depending on supply and demand in the market, and we generally are able to purchase steel at prices slightly lower than the prevailing market prices because of our large volume of purchases.

It is crucial to our business that we obtain from our suppliers sufficient quantities of steel meeting our specifications in a timely manner and at competitive prices for our production. We have long-term relationships with most of our steel suppliers, and to date, have not experienced any shortage of steel for our production. If one or more of our principal steel suppliers fails to meet our purchase orders, we believe that we can obtain steel from alternative suppliers, but we may experience a delay in deliveries in that case, which could adversely affect our production. Moreover, fluctuations in the prices of steel and our ability to pass on any increase in raw material costs to our customers will affect our cost of sales and our gross profit margins. Because of our leading market position and the strong demand for our products, we believe we generally are able to set the prices of our products at a premium and pass on any significant increases in our raw material costs to our customers. Depending on the intensity of competition in the market, we generally reduce the selling prices of our products when there are significant decreases in our raw material costs.

In the past few years, fluctuation in the price of steel has affected the prices of our products in part. Steel decreased in price in 2016, and the deteriorating macro economic condition required us to reduce our product prices to stay competitive. The average selling prices of our products increased in 2017 and slightly increased in 2018, predominantly due to the increase in the price of steel.

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

PRC aftermarket sales accounted for 45.4%, 32.1% and 31.8% of our revenue in 2016, 2017 and 2018, respectively. PRC OEM sales accounted for 38.1%, 54.2% and 55.8%, respectively, of our revenue for the same periods. International sales accounted for 16.5%, 13.7% and 12.4%, respectively, of our revenue for the same periods.

PRC aftermarket sales as a percentage of our revenue decreased from 45.4% in 2016 to 32.1% in 2017 and 31.8% in 2018. The aftermarket wheel segment remained weak as higher OEM truck sales negatively affected aftermarket replacement volume. PRC OEM market sales as a percentage of our revenue increased from 38.1% in 2016 to 54.2% in 2017 and 55.8% in 2018, as a result of continued truck sales growth, especially heavy- and medium-duty trucks.

Our international sales as a percentage of our revenue decreased from 16.5% in 2016 to 13.7% in 2017 and 12.4% in 2018, as weaker demand in price sensitive regions such as Southeast Asia negatively affected overall sales. We expect international sales as a percentage of our revenue to continue to be affected by both global economic trends and local conditions.

Sales of tubed steel wheels accounted for 54.6%, 45.4% and 46.1% of our revenue in 2016, 2017 and 2018, respectively. Sales of tubeless steel wheels accounted for 36.4%, 43.9% and 41.1%, respectively, of our revenue for the same periods. We commenced sales of off-road steel wheels in 2008 which accounted for 1.6%, 1.8% and 1.6% of our revenue in 2016, 2017 and 2018, respectively. We commenced sales of aluminum wheels in the third quarter of 2015 which accounted for 4.6%, 6.8% and 8.9% of our revenue in 2016, 2017 and 2018, respectively. We expect the upward trend shown in our sales of aluminum wheels as a percentage of our revenue to continue as a result of the increase in market acceptance of aluminum wheel. Sales of wheel components accounted for 2.8%, 2.1% and 2.3% of our revenue in 2016, 2017 and 2018, respectively. We expect sales of tubed steel wheels as a percentage of our revenue to decrease and sales of tubeless steel wheels as a percentage of our revenue to increase in the long-term, primarily due to the overall market trend of the gradual replacement of tubed steel wheels by tubeless steel wheels.

The following table sets forth the breakdown of our revenue by sales channel/operating segment for the periods indicated:

	Year Ended December 31,
	2016		2017		2018		2018
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
PRC aftermarket sales	1,021,269	45.4	909,929	32.1	1,002,519	31.8	145,810	31.8
PRC OEM sales	856,727	38.1	1,533,044	54.2	1,758,057	55.8	255,699	55.8
International sales	371,537	16.5	388,014	13.7	389,038	12.4	56,583	12.4

Total	2,249,533	100.0	2,830,987	100.0	3,149,614	100.0	458,092	100.0

The following table sets forth the breakdown of our revenue by category of product for the periods indicated:

	Year Ended December 31,
	2016		2017		2018		2018
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Tubed steel wheels	1,227,862	54.6	1,286,536	45.4	1,452,696	46.1	211,286	46.1
Tubeless steel wheels	818,488	36.4	1,242,528	43.9	1,294,187	41.1	188,232	41.1
Off-road steel wheels	36,593	1.6	51,451	1.8	48,917	1.6	7,115	1.6
Aluminum wheels	103,759	4.6	191,868	6.8	281,150	8.9	40,891	8.9
Wheel components	62,831	2.8	58,605	2.1	72,664	2.3	10,568	2.3

Total	2,249,533	100.0	2,830,987	100.0	3,149,614	100.0	458,092	100.0

Cost of Sales

Cost of sales primarily consists of (i) raw material costs, (ii) manufacturing overhead costs such as depreciation of property, plant and equipment and amortization of prepaid lease payments used for production purposes, and utilities and auxiliary materials associated with the manufacturing of our products, and (iii) direct labor costs.

The following table sets forth the breakdown of our cost of sales for the periods indicated:

	Year Ended December 31,
	2016		2017		2018		2018
	RMB	% of Cost of Sales	RMB	% of Cost of Sales	RMB	% of Cost of Sales	US$	% of Cost of Sales
	(in thousands, except percentages)
Raw material costs	1,319,820	71.0	1,893,145	77.3	2,220,505	79.8	322,959	79.8
Utilities and auxiliary materials	233,352	12.5	238,807	9.7	241,224	8.7	35,085	8.7
Depreciation and amortization	115,790	6.2	111,140	4.5	112,582	4.1	16,374	4.1
Direct labor costs	181,115	9.7	180,683	7.5	179,926	6.5	26,169	6.5
Taxes	11,940	0.6	25,624	1.0	25,531	0.9	3,713	0.9

Total	1,862,017	100.0	2,449,399	100.0	2,779,768	100.0	404,300	100.0

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

Selling and Distribution Costs

Selling and distribution costs primarily consist of (i) transportation costs for delivery of our products, (ii) business promotion and advertising expenses in connection with our marketing efforts such as promotional campaigns and advertising on billboards, as well as subsidies for marketing and related expenses to our exclusive tier-two distributors in connection with our brand recognition enhancement efforts, in accordance with our agreements with them, and (iii) salaries, bonuses and related expenses for personnel engaged in sales and marketing. We incur significant transportation costs in connection with the delivery of our products to our customers in the PRC who are not located near our manufacturing facilities and to our customers outside the PRC. We usually deliver our finished products to customers in the PRC by truck or by train. We make international deliveries primarily by sea. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay transportation costs from our factory to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and transportation costs from the port of destination to their factory. On behalf of our international customers, we engage a number of shipping agents to deliver our finished products overseas. Our transportation costs were RMB90.6 million, RMB89.0 million and RMB89.9 million (US$13.1 million) in 2016, 2017 and 2018, respectively. We expect our selling and distribution costs, as a percentage of revenue, to remain relatively stable for the foreseeable future.

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

We expect our research and development expenses for new projects to continue to be stable for the foreseeable future as we continue to develop new and enhanced steel wheels and as we further enhance our research and development for aluminum wheels. However, as a percentage of revenue, we expect our research and development expenses to remain relatively stable for the foreseeable future.

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

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2016, 2017 and 2018. We do not anticipate having any income subject to income taxes in Hong Kong for the foreseeable future.

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

In addition, we also benefit from PRC tax policies designed to encourage exports. In the PRC, steel wheels are normally subject to a VAT of 17.0%, but we receive a full rebate of or exemption from the VAT for the steel wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB61.7 million, RMB64.4 million and RMB62.3 million (US$9.1 million) in 2016, 2017 and 2018, respectively.

Equity-settled Share-based Compensation Expenses

We did not incur non-cash share-based compensation expenses in each of 2016, 2017 and 2018 in connection with the share option granted to one of our executive officers in August 2011 and the restricted share unit awards granted to each of our independent directors in March 2012 under our 2011 Share Incentive Plan. We account for compensation costs for all of our restricted share grants, share options and restricted share unit awards using the fair value determined on the grant date and recognize the expenses in our consolidated statement of comprehensive income.

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

Revenue Recognition

We have adopted IFRS 15 from January 1, 2018, using the modified retrospective method of adoption. Revenues for the year ended December 31, 2018 were presented under IFRS 15, and revenues for the years ended December 31, 2017 and 2016 were not adjusted. There was no financial impact of the transition to IFRS 15 on our retained profits as of January 1, 2018. Under IFRS 15, we recognize revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

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

Results of Operations

The following summary consolidated statement of comprehensive income data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2016		2017		2018		2018
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Summary Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue	2,249,533	100.0	2,830,987	100.0	3,149,614	100	458,092	100
Cost of sales	(1,862,017)	(82.8)	(2,449,399)	(86.5)	(2,779,768)	(88.3)	(404,300)	(88.3)

Gross profit	387,516	17.2	381,588	13.5	369,846	11.7	53,792	11.7
Other income, gain and loss	11,680	0.5	21,171	0.7	16,089	0.5	2,340	0.5
Net exchange gain (loss)	2,546	0.1	(3,521)	(0.1)	1,250	0.0	182	0.0
Selling and distribution costs	(181,911)	(8.1)	(173,800)	(6.1)	(174,774)	(5.5)	(25,420)	(5.5)
Research and development expenses	(84,639)	(3.8)	(57,419)	(2.0)	(51,760)	(1.6)	(7,528)	(1.6)
Administrative expenses	(139,377)	(6.2)	(130,203)	(4.6)	(144,454)	(4.6)	(21,010)	(4.6)
Finance costs	(21,387)	(0.9)	(21,375)	(0.8)	(23,210)	(0.7)	(3,376)	(0.7)

Profit (loss) before taxation	(25,572)	(1.2)	16,441	0.6	(7,013)	(0.2)	(1,020)	(0.2)
Income tax expense	(352)	0.02	(7,389)	(0.3)	(969)	(0.1)	(141)	(0.1)

Profit (loss) and total comprehensive income (loss) for the year	(25,924)	(1.2)	9,052	0.3	(7,982)	(0.3)	(1,161)	(0.3)

Profit (loss) and total comprehensive income (loss) attributable to:
Owners of the Company	(25,924)	(1.2)	9,052	0.3	(7,982)	(0.3)	(1,161)	(0.3)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue. Revenue increased by 11.3% from RMB2,831.0 million in 2017 to RMB3,149.6 million (US$458.1 million) in 2018. The increase was mainly due to the increased demand for new trucks, especially heavy- and medium-duty trucks.

PRC OEM sales: PRC OEM sales increased by 14.7% from RMB1,533.0 million in 2017 to RMB1,758.1 million (US$255.7 million) in 2018. Overall OEM sales rose due to increased demand for new trucks, especially heavy- and medium-duty trucks. Total unit sales in the OEM market increased by 1.4% year-over-year. Unit selling price on OEM sales increased 13.1% year-over-year, which was mainly driven by the significant price appreciation of raw materials, namely steel.

PRC aftermarket sales: PRC aftermarket sales increased by 10.2% from RMB909.9 million in 2017 to RMB1,002.5 million (US$145.8 million) in 2018. Unit selling price in PRC aftermarket sales increased by 7.2% year-over-year in 2018, but total unit volume increased only 2.7% year-over-year. The aftermarket wheel segment remained relatively weak as higher OEM truck sales negatively affected aftermarket replacement volume.

International sales: International sales increased by 0.3% from RMB388.0 million in 2017 to RMB389.0 million (US$56.6 million) in 2018. While unit selling price increased 10.1% year-over-year, total unit volume in international sales decreased by 8.9% year-over-year in 2018 as weaker demand in the price sensitive regions such as Southeast Asia, negatively affected overall sales.

Average selling prices of tubed and tubeless steel wheels sold in the PRC and internationally increased from 2017 to 2018 mainly due to corresponding increases in raw material prices.

Cost of Sales. Cost of sales increased by 13.5% from RMB2,449.4 million in 2017 to RMB2,779.8 million (US$404.3 million) in 2018. The increase was primarily due to an increase in the price of steel, our principal raw material, during the period. As a percentage of revenue, cost of sales increased from 86.5% in 2017 to 88.3% in 2018.

Gross Profit. As a result of the foregoing factors, gross profit decreased by 3.1% from RMB381.6 million in 2017 to RMB 369.8 million (US$53.8 million) in 2018, and gross profit margin decreased from 13.5% in 2017 to 11.7% in 2018.

Our gross profit margin decreased by 1.8% from 2017 to 2018. Although we proactively raised our prices starting from 2017 to maintain our market share, increases in raw material costs outpaced the increase in our prices.

Our gross margin was 10.2% in the fourth quarter of 2018, compared with 14.7% in the fourth quarter of 2017. The decrease in gross margin on a year-over-year basis was mainly driven by the significant price appreciation of raw materials, namely steel, which slightly outpaced Zenix Auto’s wheel price increases.

Other Income, Gain and Loss. Other income, gain and loss decreased by 24.0% from a gain of RMB21.2 million in 2017 to a gain of RMB16.1 million (US$2.3 million) in 2018. The decrease in gain was primarily due to a one-off gain from insurance income and the gain from the sales of scrap materials in 2018 decreased because the price appreciation of raw materials was greater in 2017 than in 2018.

Net Exchange Gain (Loss). We had net exchange gain of RMB1.2 million (US$0.2 million) in 2018 due to the depreciation of Renminbi in 2018. We incurred exchange gain when we collected on certain U.S. dollar denominated accounts receivable, as compared to a loss of RMB3.5 million in 2017.

Selling and Distribution Costs. Selling and distribution costs increased by 0.6% from RMB173.8 million in 2017 to RMB174.8 million (US$25.4 million) in 2018. In 2018, we incurred more, in dollar terms, on warranty and transportation costs for delivery of our products, as a result of higher sales volume. As a percentage of revenue, selling and distribution costs decreased from 6.1% in 2017 to 5.6% in 2018.

Research and Development Expenses. Research and development expenses decreased by 9.9% from RMB57.4 million in 2017 to RMB51.8 million (US$7.5 million) in 2018. The decrease was primarily because we terminated some steel wheel R&D projects in Langfang and Hefei due to the local government policy no longer deemed those project as high-tech projects. As a percentage of revenue, research and development expenses decreased from 2.0% in 2017 to 1.6% in 2018.

Administrative Expenses. Administrative expenses increased by 10.9% from RMB130.2 million in 2017 to RMB144.5 million (US$21.0 million) in 2018. As a percentage of revenue, administrative expenses remained at 4.6% in 2017 and 2018.

Finance Costs. Finance costs increased from RMB21.4 million in 2017 to RMB23.2 million (US$3.4 million).

Income Tax Expense. Income tax expense in 2018 was RMB1.0 million (US$0.1 million), as compared to an income tax expense of RMB7.4 million in 2017.

Profit (Loss) for the Year. As a result of the foregoing factors, profit for the year decreased from a profit of RMB9.1 million and a net profit margin of 0.3% in 2017 to a loss of RMB8.0 million (US$1.2 million) and a net loss margin of 0.3% in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue. Revenue increased by 25.8% from RMB2,249.5 million in 2016 to RMB2,831.0 million in 2017. The increase was mainly due to the increased demand for new trucks, especially heavy- and medium-duty trucks.

PRC aftermarket sales: PRC aftermarket sales decreased by 10.9% from RMB1,021.3 million in 2016 to RMB909.9 million in 2017. The aftermarket wheel segment remained weak as higher OEM truck sales negatively affected aftermarket replacement volume.

PRC OEM sales: PRC OEM sales increased by 78.9% from RMB856.7 million in 2016 to RMB1,533.0 million in 2017. Overall OEM sales rose due to increased demand for new trucks, especially heavy- and medium-duty trucks. Total unit sales in the OEM market increased by 27.8% year-over-year. Unit selling price on OEM sales increased 40.4% year-over-year, which was mainly driven by the significant price appreciation of raw materials, namely steel.

International sales: International sales increased by 4.4% from RMB371.5 million in 2016 to RMB388.0 million in 2017. While unit selling price increased 20.8% year-over-year, total unit volume in international sales decreased by 13.6% year-over-year in the fourth quarter of 2017 as weaker demand in the price sensitive regions such as Southeast Asia, negatively affected overall sales.

Average selling prices of tubed and tubeless steel wheels sold in the PRC and internationally increased from 2016 to 2017 mainly due to corresponding increases in raw material prices.

Cost of Sales. Cost of sales increased by 31.5% from RMB1,862.0 million in 2016 to RMB2,449.4 million in 2017. The increase was primarily due to an increase in the price of steel, our principal raw material, during the period. As a percentage of revenue, cost of sales increased from 82.8% in 2016 to 86.5% in 2017.

Gross Profit. As a result of the foregoing factors, gross profit decreased by 1.5% from RMB387.5 million in 2016 to RMB381.6 million in 2017, and gross profit margin decreased from 17.2% in 2016 to 13.5% in 2017.

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

Other Income, Gain and Loss. Other income, gain and loss increased by 81.3% from a gain of RMB11.7 million in 2016 to a gain of RMB21.2 million in 2017. The increase in gain was primarily due to we made profit from sales of scrap materials in 2017 because of the significant price appreciation of raw materials, while in 2016 we had net loss from sales of scrap materials.

Net Exchange Gain (Loss). We had net exchange loss of RMB3.5 million in 2017 due to the appreciation of Renminbi in 2017, we incurred exchange losses when we collected on certain U.S. dollar denominated accounts receivable, as compared to a gain of RMB2.5 million in 2016.

Selling and Distribution Costs. Selling and distribution costs decreased by 4.5% from RMB181.9 million in 2016 to RMB173.8 million in 2017. In 2017, owing to the poor aftermarket sales, we spent less on advertising and business promotion expenses on the aftermarket segment. On the other hand, the OEM market does not require high advertising and promotion efforts as we have a stable relationship with our OEM customers. As a percentage of revenue, selling and distribution costs decreased from 8.1% in 2016 to 6.1% in 2017.

Research and Development Expenses. Research and development expenses decreased by 32.2% from RMB84.6 million in 2016 to RMB57.4 million in 2017. The decrease was primarily because we terminated some steel wheel R&D projects in Langfang and Hefei due to the local government policy no longer deemed those project as high-tech projects. As a percentage of revenue, research and development expenses decreased from 3.8% in 2016 to 2.0% in 2017.

Administrative Expenses. Administrative expenses decreased by 6.6% from RMB139.4 million in 2016 to RMB130.2 million in 2017. As a percentage of revenue, administrative expenses decreased from 6.2% in 2016 to 4.6% in 2017.

Finance Costs. Finance costs remained at RMB21.4 million in 2016 and 2017.

Income Tax (Expense) Credit. Income tax expense in 2017 was RMB7.4 million, as compared to an income tax credit of RMB0.4 million in 2016.

Profit (Loss) for the Year. As a result of the foregoing factors, profit for the year increased from a loss of RMB26.0 million and a net loss margin of 1.2% in 2016 to a profit of RMB9.1 million and a net profit margin of 0.3% in 2017.

B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flow from operations, bank borrowings, equity contributions by our shareholders and net proceeds from our initial public offering on May 17, 2011. As of December 31, 2018, we had RMB933.3 million (US$135.7 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and bank balances.

We had net current assets of RMB834.8 million, RMB958.7 million and RMB1,117.9 million (US$162.6 million) as of December 31, 2016, 2017 and 2018, respectively. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Our bank borrowings were primarily obtained from two PRC banks for the purposes of general working capital and funding of capital expenditure needs. As of December 31, 2016, 2017 and 2018, our total bank borrowings amounted to RMB558.0 million, RMB558.0 million and RMB473.0 million (US$68.8 million), respectively. We did not have any non-current borrowing or variable-rate borrowings as of December 31, 2016, 2017 and 2018. In 2016, 2017 and 2018, our fixed-rate bank borrowings carried interest rates ranging from 4.35% to 5.6%, 4.35% and 4.35% per annum, respectively.

A portion of our bank borrowings were secured. As of December 31, 2017 and 2018, bank borrowings amounting to RMB180 million and RMB180 million (US$26.2 million), respectively, were secured by pledged bank deposits, property, plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB378 million and RMB293 million (US$42.6 million) were unsecured for each of the periods.

	As of December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(in thousands)
Variable-rate bank borrowings	—	—	—	—
Fixed-rate bank borrowings repayable:
Within one year	558,000	558,000	473,000	68,795

Total bank borrowings	558,000	558,000	473,000	68,795
Less: Amounts due within one year shown under current liabilities	(558,000)	(558,000)	(473,000)	(68,795)

	—	—	—	—

In addition, certain of our bank borrowings were guaranteed by our subsidiaries, namely Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel, Zhengxing Benxi Wheel and Hua’an Zhengxing Wheel, pursuant to three guarantee agreements entered into in April 2017 and December 2018. As of December 31, 2016, 2017 and 2018, these guaranteed bank borrowings amounted to RMB558.0 million, RMB558.0 million and RMB473.0 million (US$68.8 million), respectively.

We plan to repay these bank borrowings with cash generated from our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. As of December 31, 2016, 2017 and 2018, we had available undrawn one-year borrowing facilities from two PRC banks of RMB1,621 million, RMB1,590 million and RMB1,692 million (US$246.1 million), respectively. We have historically been able to repay our bank borrowings when they become due. We expect to be able to obtain additional bank borrowings should we need additional funding for working capital and capital expenditures.

Cash Flow

The following table sets forth a summary of our cash flow for the periods indicated:

	Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from (used in) operating activities	179,167	(91,212)	290,267	42,218
Net cash (used in) from investing activities	(63,446)	(38,479)	1,662	242
Net cash used in financing activities	(35,631)	(17,189)	(108,308)	(15,753)

Net increase (decrease) in cash and cash equivalents	80,090	(146,880)	183,621	26,707
Cash and cash equivalent at beginning of the year	817,247	896,799	751,612	109,317
Effect of foreign exchange rate changes	(538)	1,693	(1,983)	(288)

Cash and cash equivalent at end of the year	896,799	751,612	933,250	135,736

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

Net cash from operating activities was RMB290.3 million (US$42.2 million) in 2018, which was primarily attributable to (i) our loss before taxation of RMB7.0 million (US$1.0 million), as adjusted for amortization of prepaid lease payments and depreciation of property, plant and equipment of RMB155.5 million (US$22.6 million), (ii) a decrease in trade and other receivables of RMB126.0 million (US$18.3 million); (iii) a decrease in inventories of RMB5.9 million (US$0.9 million), and (iv) interest received of RMB 11.7 million (US$1.7 million).

Net cash used in operating activities was RMB91.2 million in 2017, which was primarily attributable to (i) an increase in trade and other receivables of RMB207.0 million; (ii) an increase in inventories of RMB39.3 million; and (iii) a decrease in trade and other payables and accruals of RMB 36.1 million; partially offset by our profit before taxation of RMB16.4 million, as adjusted for depreciation of property, plant and equipment of RMB157.4 million.

Investing Activities

Net cash from investing activities was RMB1.7 million (US$0.2 million) in 2018, which was primarily attributable to withdrawal of fixed bank deposits with maturity periods over three months of RMB580.0 million (US$84.4 million), withdrawal of pledged bank deposits of RMB7.9 million (US$1.1 million), and proceeds on disposal of property, plant and equipment of RMB11.1 million (US$1.6 million), partially offset by (i) placement of fixed bank deposits with maturity periods over three months of RMB580.0 million (US$84.4 million), (ii) pledged bank deposits of RMB6.2 million (US$0.9 million) and (iii) purchase of property, plant and equipment of RMB11.2 million (US$1.6 million).

Net cash used in investing activities was RMB38.5 million in 2017, which was primarily attributable to (i) placement of fixed bank deposits with maturity periods over three months of RMB580.0 million, (ii) pledged bank deposits of RMB7.1 million and (iii) purchase of property, plant and equipment of RMB35.6 million, partially offset by withdrawal of fixed bank deposits with maturity periods over three months of RMB580.0 million and withdrawal of pledged bank deposits of RMB4.0 million.

Financing Activities

Net cash used in financing activities was RMB108.3 million (US$15.8 million) in 2018, which was attributable to (i) repayment of bank borrowings of RMB558.0 million (US$81.2 million), (ii) interest paid of RMB24.5 million (US$3.6 million) and (iii) repayment to a shareholder of RMB0.7 million (US$0.1 million), partially offset by new bank borrowings raised of RMB473.0 million (US$68.8 million) and advance from a shareholder of RMB1.9 million (US$0.3 million).

Net cash used in financing activities was RMB17.2 million in 2017, which was attributable to (i) repayment of bank borrowings of RMB558.0 million, (ii) interest paid of RMB24.5 million and (iii) repayment to a shareholder of RMB2.8 million, offset by new bank borrowings raised of RMB558.0 million and advance from a shareholder of RMB10.1 million.

In 2016, 2017 and 2018, our capital expenditures totaled RMB29.5 million, RMB35.6 million and RMB11.2 million (US$1.6 million), respectively. In past years, our capital expenditures consisted primarily of the purchase of property, plant and equipment, the cost of obtaining land use rights and other costs incurred in connection with the construction and expansion of our various manufacturing facilities and a new production line of aluminum wheel manufacturing facility. Our capital expenditures in 2018 have been funded by cash flow from operations.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2018:

Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
(in thousands)
Bank borrowings	473,000	—	—	—	473,000	68,795
Operating lease commitment	—	—	—	—	—	—
Purchase commitment	—	—	—	—	—	—
Capital commitment	—	—	—	—	—	—

Total	473,000	—	—	—	473,000	68,795

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of April 15, 2019:

Name	Age	Position

Jianhui Lai	53	Chairman of the board of directors and chief executive officer
Junqiu Gao	52	Director, deputy chief executive officer and chief sales and marketing officer
William John Sharp	77	Independent director
Xiandai Zhang	50	Independent director
Yichun Zhang	85	Independent director
To Wai Suen	45	Independent director
Martin Cheung	50	Chief financial officer
Xichuan Lai	51	Financial controller
Guohe Zhang	73	Chief technology officer
Jiangjun Yang	42	Chief production officer

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

Mr. Martin Cheung has over 14 years of experience in accounting and finance with publicly and privately held companies. Mr. Cheung was most recently the Chief Financial Officer of Profound Heavy Company Limited, and the Finance Director of Norstar Founders Group Limited (2339: HK), recently renamed Beijing West Industry International, and a Corporate Finance Director at Grant Thornton Corporate Finance Limited. Additionally, Mr. Cheung held management positions at Japan Asia Securities and Daiwa Securities. Mr. Cheung currently is an independent director of Boyaa International Ltd. (434.HK). Mr. Cheung was a senior auditor at Deloitte Touche Tohmatsu. Mr. Cheung is a Certified Public Accountant, with a master’s degree in Accounting from Curtin University of Technology (Australia), a master’s of Science degree in Finance (Investment Management) from the Hong Kong University of Science and Technology, and a bachelor’s degree in Social Sciences from the University of Hong Kong.

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

Compensation of Directors and Executive Officers

In 2018, the aggregate cash compensation, including basic salary and bonus and other benefits, to all of our directors and our executive officers was RMB4.7 million (US$0.7 million). On March 30, 2012, we also granted restricted share unit awards to each of our independent directors which vested on March 25, 2013. ADSs, representing less than 1% of our total outstanding ordinary shares, were given to the directors in settlement of such awards upon vesting. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, employment and other statutory benefits.

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

Audit Committee

Our audit committee consists of Messrs. William John Sharp, Xiandai Zhang, Yichun Zhang and To Wai Suen. Mr. Sharp is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that Messrs. Sharp, Zhang and Zhang meet the criteria for director independence set forth in Section 10A(m)(3) of the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

We had 4,162, 4,058 and 4,017 employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2018:

Function	Number

Manufacturing	2,953
Research and development and technology	195
Sales and marketing	235
Quality control	216
Management and administration	418

Total	4,017

All of our employees are stationed in the PRC. We do not have any part-time employees.

In compliance with the relevant PRC labor laws, we enter into individual employment contracts with our employees typically covering matters such as wages, bonuses, employee benefits, workplace safety, confidentiality obligations and non-competition (for our executive officers and employees involved in technology and research and development), and grounds for termination. In addition, we provide various healthcare benefits and insurance to our employees and participate in various employee benefit plans in accordance with applicable laws and regulations. These employment contracts generally have a term of three years. The total amount of contributions we made to employee benefit plans in 2016, 2017 and 2018 was RMB48.9 million, RMB46.0 million and RMB45.6 million (US$6.6 million), respectively. We invest in continuing education and training programs for our management staff and other employees to upgrade their skills and knowledge continuously. We provide our employees with internal training in various areas.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of March 31, 2019 (unless otherwise indicated) by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person or the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2019, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned (1)
	Number	Percentage (%)
Directors and Executive Officers:
Jianhui Lai (2)	143,587,200	69.53
Junqiu Gao (3)	143,647,200	69.56
William John Sharp	*	*
Yichun Zhang	*	*
Xiandai Zhang	—	—
Xichuan Lai	—	—
Guohe Zhang	—	—
Jiangjun Yang	—	—
To Wai Suen	—	—
All directors and executive officers as a group	144,931,495	70.18

Principal Shareholders:
Newrace Limited (2)	143,587,200	69.53
Capital Research Global Investors (4)	10,322,000	5.00

*	Less than 1% of our total outstanding ordinary shares.
(1)

Percentage of beneficial ownership of each listed person or group is based on 206,500,000 ordinary shares outstanding as of March 31, 2019 and the ordinary shares underlying all options held by such person or group that have vested or will vest within 60 days after March 31, 2019, each as held by such person or group as of that date.

(2)

Newrace Limited is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Mr. Jianhui Lai, our founder, chairman and chief executive officer. The registered address of Newrace Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. The directors of Newrace Limited are Mr. Lai and Mr. Junqiu Gao.

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

As of March 31, 2019, there were two ordinary shareholders of record with an address in the United States, including The Bank of New York Mellon, depositary of our ADS program, which held 62,499,988 ordinary shares as of that date, representing 30.27% of our outstanding ordinary shares.

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

Guarantees Provided by Our Subsidiaries

Certain of our bank borrowings were guaranteed by our subsidiaries, namely Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to three guarantee agreements entered into in January 2008 and 2009. As of December 31, 2016, 2017 and 2018, these guaranteed bank borrowings amounted to RMB558.0million, RMB558.0 million and RMB473.0 million (US$68.8 million), respectively.

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

On October 31, 2018, a putative class action complaint was filed in the United States District Court for the District of New Jersey against us and certain of our officers alleging violations of the federal securities laws with respect to the delisting of our shares on the New York Stock Exchange. The action is in its preliminary stages. Other than the aforementioned action, we are currently not a party to, and are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

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

Our ADSs, each representing four of our ordinary shares, were listed on the New York Stock Exchange under the symbol “ZX.” Trading in our ADSs commenced on May 11, 2011 and was suspended on June 14, 2018. Our ADSs were delisted from trading on December 17, 2018.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the period indicated prior to the suspension of trading.

	Price per ADS (US$)
	High	Low

Annual High and Low
2014	3.15	1.01
2015	1.46	0.64
2016	1.49	0.43
2017	2.32	1.02
2018 (until June 14, 2018)	1.83	0.58

Quarterly Highs and Lows
First Quarter 2017	1.95	1.02
Second Quarter 2017	1.95	1.22
Third Quarter 2017	1.90	1.26
Fourth Quarter 2017	2.32	1.06
First Quarter 2018	1.83	0.86
Second Quarter 2018(until June 14, 2018)*	1.66	1.06
Third Quarter 2018	1.08	0.65
Fourth Quarter 2018	1.00	0.62

Monthly Highs and Lows
October 2018	1.00	0.76
November 2018	0.88	0.72
December 2018	0.90	0.62
January 2019	0.70	0.62
February 2019	0.69	0.55
March 2019	0.64	0.52
April 2019 (through April 25, 2019)	0.60	0.51

(1)	Our ADSs began trading on the New York Stock Exchange on May 11, 2011.
*	Trading in our ADSs was suspended on June 14, 2018. Since June 18, 2018, our ADSs have been quoted on the over-the-counter market and are not listed or traded on any national exchange.

B.	Plan of Distribution

Not applicable.

C.	Markets

Please refer to Item 9A “The Offer and Listing—Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Certain Material United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by U.S. Investors (as defined below) that hold such ADSs or ordinary shares as capital assets as defined under the Internal Revenue Code of 1986, as amended, or the Code. This summary is based on the Code, the Treasury regulations issued pursuant to the Code, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. Such change or differing interpretation could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service, or IRS, would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Investors in light of their particular circumstances or to U.S. Investors subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships, regulated investment companies, dealers in stock, securities or currencies, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire ADSs or ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or constructively 10% or more of our company’s shares, persons that are resident outside the United States, persons that hold ADSs or ordinary shares in connection with a permanent establishment outside the United States or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

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

In the case of a U.S. Investor that is a corporation, dividends paid on the ADSs or ordinary shares will be subject to regular corporate rates and generally will not be eligible for any “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

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

In 2016, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have decreased/(increased) our pre-tax loss for the year by RMB569,000. In 2017, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have increased/(decreased) our pre-tax profit for the year by RMB427,000. In 2018, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have decreased/(increased) our pre-tax loss for the year by RMB607,000 (US$88,000).

Credit Risk

Our credit risk is primarily attributable to trade and other receivables and prepayments, cash at banks and deposits with banks. Our management has a credit policy in place, and our exposure to credit risk is monitored on an ongoing basis. We place deposits with banks which we believe are of a good reputation. We have concentration of credit risk to a certain extent as 18.9%, 25.6% and 25.8% of our trade receivables as of December 31, 2016, 2017 and 2018, respectively, was due from our five largest customers.

Currency Risk

A majority of our revenue and most of our expenditure are denominated in Renminbi. However, we are exposed to currency risk primarily through sales which give rise to receivables and cash balances that are denominated in a foreign currency. The currencies giving rise to this risk are primarily U.S. dollars.

The exchange rate of the Renminbi with U.S. dollars and other currencies is affected by, among other things, China’s political and economic conditions. Please refer to Item 3D “Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollars as of December 31, 2016, 2017 and 2018, a 5.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB1.5 million, RMB1.6 million and RMB1.3 million (US$0.2 million) in our exchange gain, respectively.

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

Inflation

China’s consumer price index, the broadest measure of inflation, rose 2.3% in March 2019 from the level in March 2018. Although there can be no assurance as to the impact in future periods, inflation has not had a material impact on our results of operation in recent years.

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

Persons Depositing or Withdrawing Ordinary Shares or ADS Holders Must Pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	•	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.05 (or less) per ADSs per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of ordinary shares on our ordinary share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors. We have receivable reimbursement payments from the depositary totaling approximately US$7,665.52 (net of withholding tax) for the year ended December 31, 2018. In addition, the depositary has agreed to waive certain fees for standard costs associated with the administration of the ADS program. The depositary waived such costs in an aggregate amount of approximately US$45,000 for the year ended December  31, 2018.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Please refer to Item 10B “Additional Information—Memorandum and Articles of Association” for a description of the rights of security holders, which remain unchanged.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2018, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15 and 15d-15 of the Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and regulations, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018, using criteria established in the updated framework in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

Our board of directors has determined that Mr. William John Sharp, chairman of our audit committee, meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC and meets the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act.

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

	Year Ended December 31,
	2017	2018	2018
	RMB	RMB	US$
	(in thousands)
Audit fees (1)	1,589	1,740	253
Audit-related fees (2)	—	—	—

Total	1,589	1,740	253

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual financial statements.
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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountants

There were no changes to our certifying accountants for the year ended December 31, 2018.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of China Zenix (incorporated by reference to Exhibit 3.3 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

2.1	China Zenix’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	China Zenix’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

2.3	Form of Deposit Agreement, among China Zenix, the Depositary and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 1 to Amendment No. 1 to Form F-6 (File No. 333-173588) filed with the SEC on April 27, 2011)

4.1	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.2	Form of Indemnification Agreement between China Zenix and its directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.3	Form of Employment Agreement between China Zenix and its executive officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.4	Form of Strategic Cooperation Agreement between Zhengxing Wheel and international distributors (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

4.5	Form of Strategic Cooperation Agreement between Zhengxing Wheel and international OEM customers (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

8.1	Subsidiaries of China Zenix

11.1	Code of Business Conduct and Ethics of China Zenix (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-173587) filed with the SEC on April 19, 2011)

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Centurion ZD CPA & Co., an independent registered public accounting firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

By:	/s/ Martin Cheung
Martin Cheung
Chief Financial Officer

Date: April 26, 2019

CHINA ZENIX AUTO INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Zenix Auto International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Zenix Auto International Limited and subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

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

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co. (successor to Centurion ZD CPA Limited)

We have served as the Company’s auditor since 2016. Hong Kong, China
April 26, 2019

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2016, 2017 and 2018

	NOTE	2016		2017		2018		2018
		RMB’000		RMB’000		RMB’000		US$’000
Revenue	5		2,249,533		2,830,987		3,149,614		458,092
Cost of sales			(1,862,017)		(2,449,399)		(2,779,768)		(404,300)

Gross profit			387,516		381,588		369,846		53,792
Other income, gain and loss	6		11,680		21,171		16,089		2,340
Net exchange gain (loss)			2,546		(3,521)		1,250		182
Selling and distribution costs			(181,911)		(173,800)		(174,774)		(25,420)
Research and development expenses			(84,639)		(57,419)		(51,760)		(7,528)
Administrative expenses			(139,377)		(130,203)		(144,454)		(21,010)
Finance costs	7		(21,387)		(21,375)		(23,210)		(3,376)

(Loss) profit before taxation			(25,572)		16,441		(7,013)		(1,020)
Income tax credit (expense)	8		(352)		(7,389)		(969)		(141)

(Loss) profit and total comprehensive (loss) income for the year	9		(25,924)		9,052		(7,982)		(1,161)

(Loss) profit and total comprehensive (loss) profit attributable to:
Owners of the Company			(25,924)		9,052		(7,982)		(1,161)

(Loss) Earnings per Share	10
Basic		RMB	(0.13)	RMB	0.04	RMB	(0.04)	USD	(0.01)
Diluted		RMB	(0.13)	RMB	0.04	RMB	(0.04)	USD	(0.01)

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	NOTE	2017	2018	2018
		RMB’000	RMB’000	US$’000
ASSETS
Current assets
Inventories	12	178,034	172,111	25,033
Trade and other receivables and prepayments	13	900,162	776,473	112,932
Prepaid lease payments	14	9,425	9,425	1,371
Pledged bank deposits	15	35,200	33,500	4,872
Fixed bank deposits with maturity periods over three months	15	290,000	290,000	42,179
Bank balances and cash	15	751,612	933,250	135,736

Total current assets		2,164,433	2,214,759	322,123

Non-current assets
Property, plant and equipment	16	1,272,774	1,099,003	159,843
Prepaid lease payments	14	367,024	357,599	52,011
Deferred tax assets	17	25,500	40,272	5,857
Intangible assets	18	17,000	17,000	2,473

Total non-current assets		1,682,298	1,513,874	220,184

Total assets		3,846,731	3,728,633	542,307

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	19	635,425	611,463	88,934
Amount due to a shareholder	20	8,742	9,911	1,441
Taxation payable		3,573	2,477	360
Short-term bank borrowings	21	558,000	473,000	68,795

Total current liabilities		1,205,740	1,096,851	159,530

Non-current liabilities
Deferred income	22	7,699	6,903	1,004
Deferred tax liabilities	17	86,670	86,239	12,543

Total non-current liabilities		94,369	93,142	13,547

Total liabilities		1,300,109	1,189,993	173,077

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 shares issued and outstanding as of December 31, 2017 and 2018)	23	136	136	20
Additional paid in capital		392,076	392,076	57,025
Reserves		2,154,410	2,146,428	312,185

Total equity attributable to owners of the Company		2,546,622	2,538,640	369,230

Total equity and liabilities		3,846,731	3,728,633	542,307

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2016, 2017 and 2018

	Share capital	Additional paid in capital	Capital reserve	PRC statutory reserve	Share incentive plan reserve	Retained profits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(note i)	(note ii)

As of January 1, 2016	136	392,076	560,892	124,230	3,110	1,483,050	2,563,494
Loss and total comprehensive loss for the year	—	—	—	—	—	(25,924)	(25,924)

As of December 31, 2016	136	392,076	560,892	124,230	3,110	1,457,126	2,537,570
Profit and total comprehensive income for the year	—	—	—	—	—	9,052	9,052
Transfer	—	—	—	3,363	—	(3,363)	—

As of December 31, 2017	136	392,076	560,892	127,593	3,110	1,462,815	2,546,622
Loss and total comprehensive loss for the year	—	—	—	—	—	(7,982)	(7,982)
Transfer	—	—	—	8,024	—	(8,024)	—

As of December 31, 2018	136	392,076	560,892	135,617	3,110	1,446,809	2,538,640

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

As of December 31, 2018	20	57,025	81,578	19,725	452	210,430	369,230

See accompanying notes to the consolidated financial statements.

Notes:

i.

Capital reserve include (a) additional capital contributions, comprising a cash injection of RMB159.8 million and an option of RMB386.3 million, being the fair value at grant date, by equity owners to acquire Zhengxing Wheel Group Co., Limited (b) capital contribution of RMB10.9 million in the year ended December 31, 2011 by equity owners pursuant to a shareholder agreement and (c) the recognition of share-based payment expenses of RMB3,829,000 (US$600,000) as of January 1, 2016, December 31, 2016, 2017 and 2018, in relation to restricted shares awarded to a management executive by an equity participant (Newrace Limited) .

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

The PRC laws and regulations restrict the distribution of registered capital of companies established in the PRC. Accordingly, the registered capital of PRC entities in the Group of RMB 773,065,000 as of December 31, 2017 and 2018 are considered restricted for distribution.

In addition, as a result of the relevant PRC laws and regulations which impose restriction on distribution or transfer of assets out of the PRC statutory reserve, RMB149,787,000 and RMB157,811,000, respectively, representing the PRC statutory reserve of the subsidiaries as of December 31, 2017 and 2018, are also considered under restriction for distribution.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2016, 2017 and 2018

	2016	2017	2018	2018
	RMB’000	RMB’000	RMB’000	US$’000
OPERATING ACTIVITIES
(Loss) profit before taxation	(25,572)	16,441	(7,013)	(1,020)
Amortization of prepaid lease payments	9,425	9,425	9,425	1,371
Depreciation of property, plant and equipment	154,783	147,959	146,075	21,246
Release of deferred income	(796)	(797)	(797)	(116)
Finance costs	21,387	21,375	23,210	3,376
Interest income	(11,126)	(11,020)	(11,931)	(1,735)
Loss on disposal of property, plant and Equipment	105	31	18,512	2,692

Operating cash flows before movements in working capital	148,206	183,414	177,481	25,814

Decrease (increase) in inventories	43,165	(39,294)	5,923	861
(Increase) decrease in trade and other receivables and prepayments	(82,407)	(206,950)	125,952	18,319
Increase (decrease)in trade and other payables and accruals	67,363	(36,148)	(13,472)	(1,959)

Cash generated from (used in) operations	176,327	(98,978)	295,884	43,035
Interest received	11,123	11,040	11,651	1,695
PRC income tax refunded	510	—	—	—
PRC income tax paid	(8,793)	(3,274)	(17,268)	(2,512)

NET CASH FROM (USED IN) OPERATING ACTIVITIES	179,167	(91,212)	290,267	42,218

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(15,082)	(14,135)	(11,180)	(1,626)
Deposits paid for acquisition of property, plant and equipment	(14,464)	(21,482)	—	—
Withdrawal of pledged bank deposits	16,390	4,000	7,900	1,149
Placement of pledged bank deposits	(20,290)	(7,100)	(6,200)	(902)
Proceeds on disposal of property, plant and equipment	—	238	11,142	1,621
Placement of fixed bank deposits with maturity periods over three months	(720,000)	(580,000)	(580,000)	(84,358)
Withdrawal of fixed bank deposits with maturity periods over three months	690,000	580,000	580,000	84,358

NET CASH (USED IN) FROM INVESTING ACTIVITIES	(63,446)	(38,479)	1,662	242

FINANCING ACTIVITIES
New bank borrowings raised	558,000	558,000	473,000	68,795
Repayment of bank borrowings	(558,000)	(558,000)	(558,000)	(81,158)
Advance from a shareholder	4,455	10,149	1,865	271
Repayment to a shareholder	(14,736)	(2,805)	(696)	(101)
Interest paid	(25,350)	(24,533)	(24,477)	(3,560)

NET CASH USED IN FINANCING ACTIVITIES	(35,631)	(17,189)	(108,308)	(15,753)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	80,090	(146,880)	183,621	26,707
Effect of foreign exchange rate	(538)	1,693	(1,983)	(288)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	817,247	896,799	751,612	109,317

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	896,799	751,612	933,250	135,736

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

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

Zhengxing Wheel was established as a limited liability company in the PRC on June 23, 2003. Details of Zhengxing Wheel’s subsidiaries as of December 31, 2017 and 2018 are as follows:

	Place and date of establishment	Attributable equity interests directly held by Zhengxing Wheel at December 31,
Name of company	and operation	2017	2018

Zhengxing Group Benxi Wheel Co., Ltd.	The PRC July 13, 2004	100%	100%

Zhengxing Group Chengdu Wheel Co., Ltd. (“Zhengxing Chengdu”)	The PRC July 30, 2004	100%	100%

Zhengxing Group Langfang Wheel Co., Ltd. (“ZhengxingLangfang”)	The PRC January 21, 2005	100%	100%

Zhengxing Group Hefei Wheel Co., Ltd. (“Zhengxing Hefei”)	The PRC June 9, 2005	100%	100%

Hua’an Zhengxing Wheel Co., Ltd.	The PRC November 19, 2010	100%	100%

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

For the years ended December 31, 2016, 2017 and 2018

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

For the years ended December 31, 2016, 2017 and 2018

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

Revenue from contracts with customers (upon application of IFRS 15)

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

The Group’s sales to tier-one distributors and international sales to international distributors and vehicle manufacturers do not have rights of returns or warranty obligations.

Under IFRS 15, the Group recognizes revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

•	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

•	the Group’s performance creates or enhances an asset that the customer controls as the Group performs; or

•	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service.

A contract liability represents the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Variable consideration

For contracts that contain variable consideration (i.e. sales rebate), the Group estimates the amount of consideration to which it will be entitled using either (a) the expected value method or (b) the most likely amount, depending on which method better predicts the amount of consideration to which the Group will be entitled.

The estimated amount of variable consideration is included in the transaction price only to the extent that it is highly probable that such an inclusion will not result in a significant revenue reversal in the future when the uncertainty associated with the variable consideration is subsequently resolved.

At the end of each reporting period, the Group updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

Sale with a right of return/exchange

For a sale of products with a right of return/exchange for dissimilar products, the Group recognizes all of the following:

(a)

revenue for the transferred products in the amount of consideration to which the Group expects to be entitled (therefore, revenue would not be recognized for the products expected to be returned/exchanged);

(b)	a refund liability/contract liability; and

(c)	an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers.

Revenue recognition (prior to January 1, 2018)

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

For the years ended December 31, 2016, 2017 and 2018

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

For the years ended December 31, 2016, 2017 and 2018

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

For the years ended December 31, 2016, 2017 and 2018

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

For the years ended December 31, 2016, 2017 and 2018

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

For the years ended December 31, 2016, 2017 and 2018

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period. Deferred tax assets and liabilities are not discounted.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to beutilized.Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Additional income taxes that arise from the distribution of dividends are recognized when the liability to pay the related dividends is recognized.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, when there is a legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

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

For the years ended December 31, 2016, 2017 and 2018

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value except for trade debtors arising from contracts with customers which are initially measured in accordance with IFRS 15 since January 1, 2018. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Interest income which are derived from the Group’s ordinary course of business are presented as revenue.

Financial assets

Classification and subsequent measurement of financial assets (upon application of IFRS 9)

Financial assets that meet the following conditions are subsequently measured at amortized cost:

•	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at fair value through profit or loss (“FVTPL”).

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near term; or

•	on initial recognition it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

In addition, the Group may irrevocably designate a financial asset that are required to be measured at the amortized cost as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

(i)	Amortized cost and interest income

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit impaired.

(ii)	Financial assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortized cost are measured at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the “other gains and losses” line item.

Impairment of financial assets (upon application IFRS 9)

The Group recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other reeivables, bank deposits and bank balances). ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

General approach

ECLs are recognized in two measurement bases. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forwardlooking information.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables which apply the simplified approach as detailed below.

Stage 1 —	Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 —	Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 —	Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For trade receivables that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Group.

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to other expenses in the statement of profit or loss.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

Classification and subsequent measurement of financial assets (before application of IFRS 9 on January 1, 2018)

The Group’s financial assets are loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value. Subsequent to initial recognition, loans and receivables (including trade and other receivables, pledged bank deposits, fixed bank deposits with maturity periods over three months and bank balances) are measured at amortized cost using the effective interest method, less any identified impairment losses).

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been affected.

Objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	breach of contract, such as a default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organisation; or disappearance of an active market for that financial asset because of financial difficulties.

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

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

For the years ended December 31, 2016, 2017 and 2018

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

For the years ended December 31, 2016, 2017 and 2018

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

Earnings (Loss) per share

Basic earnings (loss) per share are calculated by dividing profit (loss) attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

Anti-dilutive potential ordinary shares are not considered in the calculation of the diluted earnings per share. Potential ordinary shares are anti-dilutive when the conversion of ordinary shares increases the earnings per share or decreases the net losses per share.

Translation into United States dollar

The consolidated financial statements of the Group are stated in RMB. The translation of RMB amounts as of and for the year ended December 31, 2018 into US$ is included solely for the convenience of readers and was made at the rate of RMB6.8755 to US$1.00, which was based on the noon buying rate on December 31, 2018 in The City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

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

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

(i) IFRS 9, Financial instruments

(ii) IFRS 15, Revenue from contracts with Customers

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

(i)	IFRS 9, Financial instruments, including the amendments to IFRS 9, Prepayment features with negative compensation

In the current year, the Group has applied IFRS 9 “Financial Instruments” and the related consequential amendments to other IFRSs. IFRS 9 introduces new requirements for 1) the classification and measurement of financial assets and financial liabilities; 2) expected credit losses (“ECL”) for financial assets and other items (for example, financial guarantee contracts; and 3) general hedge accounting.

The adoption of IFRS 9 had no significant impact on the Group’s classification and measurement, impairment and reserves and retained profits as of January 1, 2018.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

(ii)	IFRS 15, Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for recognizing revenue and some costs from contracts with customers. IFRS 15 replaces IAS 18, Revenue, which covered revenue arising from sale of goods and rendering of services, and IAS 11, Construction contracts, which specified the accounting for construction contracts.

IFRS 15 also introduces additional qualitative and quantitative disclosure requirements which aim to enable users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group has adopted IFRS 15 using the modified retrospective method of adoption.

There was no financial impact of the transition to IFRS 15 on the Group’s retained profits as of January 1, 2018.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2018 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group:

IFRS 16	Leases[1]
IFRIC 23	Uncertainty over Tax Treatments[1]

Amendments to IFRS 3	Definition of a Business[2]

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]

Amendments to IAS 1 and IAS 8	Definition of Material[4]

Amendments to IAS 28	Long-term Interest in Associates and Joint Ventures[1]

Amendments to IFRSs	Annual Improvements to IFRSs 2015 – 2017 Cycle[1]

1.	Effective for annual periods beginning on or after January 1, 2019
2.	Effective for business combinations and assets acquisitions for which the acquisition date is on or after the beginning of the first annual period beginning on or after January 1, 2020
3.	Effective for annual periods beginning on or after a date to be determined
4.	Effective for annual periods beginning on or after January 1, 2020

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

Except for the new IFRS mentioned below, the directors of the Company anticipate that the application of all other new and amendments to IFRSs will have no material impact on the consolidated financial statements in the foreseeable future.

IFRS 16, Leases

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. IFRS 16 will supersede IAS 17 Leases and the related interpretations when it becomes effective.

IFRS 16 distinguishes lease and service contracts on the basis of whether an identified asset is controlled by a customer. In addition, IFRS 16 requires sales and leaseback transactions to be determined based on the requirements of IFRS 15 as to whether the transfer of the relevant asset should be accounted as a sale. IFRS 16 also includes requirements relating to subleases and lease modifications.

Distinctions of operating leases and finance leases are removed for lessee accounting, and is replaced by a model where a right-of-use asset and a corresponding liability have to be recognized for all leases by lessees, except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. For the classification of cash flows, the Group currently presents upfront prepaid lease payments as investing cash flows in relation to leasehold lands for owned use. Upon application of IFRS 16, lease payments in relation to lease liability will be allocated into a principal and an interest portion which will be presented as financing cash flows by the Group, upfront prepaid lease payments will continue to be presented as investing or operating cash flows in accordance to the nature, as appropriate.

Under IAS 17, the Group has already recognized prepaid lease payments for leasehold lands where the Group is a lessee. The application of IFRS 16 will not result in changes in classification of these assets.

Other than certain requirements which are also applicable to lessor, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, and continues to require a lessor to classify a lease either as an operating lease or a finance lease.

Furthermore, extensive disclosures are required by IFRS 16.

As of December 31, 2018, the Group did not have any non-cancellable operating lease commitments.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

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

For the years ended December 31, 2016, 2017 and 2018

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

As of December 31, 2018 and 2017, the carrying amounts of property, plant and equipment were RMB1,099,003,000 (US$159,843,000) and RMB1,272,774,000, respectively (net of accumulated impairment losses of RMB10,259,000 as of December 31, 2018 and 2017). No impairment loss was recognized for the years presented.

Estimated impairment of prepaid lease payments

Determining whether prepaid lease payments are impaired requires an estimation of the recoverable amount of the prepaid lease payments. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

As of December 31, 2018 and 2017, the carrying amounts of prepaid lease payments were RMB367,024,000 (US$53,382,000) and RMB376,449,000, respectively. No impairment loss was recognized for the years presented.

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

As of December 31, 2018 and 2017, the carrying amount of intangible assets was RMB17,000,000 (US$2,473,000) and RMB17,000,000, respectively. No impairment loss was recognized for the years presented.

Provision for expected credit losses on trade receivables

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for each customer.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For instance, if forecast economic conditions (i.e., gross domestic products) are expected to deteriorate over the next year which can lead to an increased number of defaults in the stone processing sector or the property refurbishment sector, the historical default rates are adjusted. At each reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation among historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Group’s trade receivables, is disclosed in note 19 to the financial statements.

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

As of December 31, 2018 and 2017, the carrying amounts of trade receivables were RMB526,974,000 (US$76,644,000) and RMB587,510,000, respectively. No impairment loss of trade receivables was recognized for the years presented.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

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

As of December 31, 2018 and 2017, the carrying amounts of inventories were RMB172,111,000 (US$25,033,000) and RMB178,034,000, respectively. No impairment loss of inventories was recognized for the years presented.

Provision for deferred tax

Determining income tax provisions involves judgement on the future tax treatment of certain transactions. The management evaluates tax implications of transactions and tax provisions are set up accordingly. The tax treatment of such transactions is reconsidered periodically to take into account all changes in tax legislation. Deferred tax assets are recognized for tax losses not yet used and temporary deductible differences. As those deferred tax assets can only be recognized to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilised, management’s judgement is required to assess the probability of future taxable profits. Management’s assessment is constantly reviewed and additional deferred tax assets are recognized if it becomes probable that future taxable profits will allow the deferred tax asset to be recovered.

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

5.	REVENUE AND SEGMENT INFORMATION – continued

An analysis of the Group’s revenue and segment results by operating and reportable segments for the years are as follows:

	PRC OEM sales			PRC aftermarket sales			International sales			Consolidated
	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018	2018
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Revenue from external customers	856,727	1,533,044	1,758,057	1,028,018	914,303	1,008,824	365,916	383,182	384,699	2,250,661	2,830,529	3,151,580	458,378
Reconciliation adjustments
Gross up adjustment to reverse net off of selling expense	—	—	—	—	—	—	5,621	4,832	4,339	5,621	4,832	4,339	631
Provision of sales rebates and discount	—	—	—	(6,749)	(4,374)	(6,305)	—	—	—	(6,749)	(4,374)	(6,305)	(917)

Total consolidated net revenue, as reported	856,727	1,533,044	1,758,057	1,021,269	909,929	1,002,519	371,537	388,014	389,038	2,249,533	2,830,987	3,149,614	458,092

Segment result (gross profit before reconciliation)	133,315	213,091	232,992	210,240	142,612	127,540	51,607	30,148	17,828	395,162	385,851	378,360	55,030
Reconciliation adjustments
Gross up adjustment to reverse net off of selling expense	—	—	—	—	—	—	5,621	4,832	4,339	5,621	4,832	4,339	631
Provision of sales rebates and discount	—	—	—	(6,749)	(4,374)	(6,305)	—	—	—	(6,749)	(4,374)	(6,305)	(917)
Unrealized profit	(918)	1,071	(113)	—	—	—	—	—	—	(918)	1,071	(113)	(16)
Fair value adjustments arose from acquisition of subsidiaries
- Additional depreciation of property, plant and equipment	(602)	(773)	(793)	(491)	(333)	(328)	(188)	(152)	(137)	(1,281)	(1,258)	(1,258)	(183)
- Additional amortization of prepaid lease payments	(754)	(987)	(1,012)	(615)	(424)	(419)	(236)	(194)	(174)	(1,605)	(1,605)	(1,605)	(233)
- Amortization of capitalized general borrowing cost of qualifying assets	(1,273)	(1,801)	(2,252)	(1,041)	(774)	(932)	(400)	(354)	(388)	(2,714)	(2,929)	(3,572)	(520)

Total consolidated gross profit, as reported	129,768	210,601	228,822	201,344	136,707	119,556	56,404	34,280	21,468	387,516	381,588	369,846	53,792

Other income, gains and losses										11,680	21,171	16,089	2,340
Net exchange gain (loss)										2,546	(3,521)	1,250	182
Selling and distribution costs										(181,911)	(173,800)	(174,774)	(25,420)
Research and development expenses										(84,639)	(57,419)	(51,760)	(7,528)
Administrative expenses										(139,377)	(130,203)	(144,454)	(21,010)
Finance costs										(21,387)	(21,375)	(23,210)	(3,376)

(Loss) profit before taxation										(25,572)	16,441	(7,013)	(1,020)
Income tax expense										(352)	(7,389)	(969)	(141)

(Loss) profit for the year										(25,924)	9,052	(7,982)	(1,161)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

The Group’s products can be categorized into tubed steel wheels, tubeless steel wheels, off-road steel wheels, aluminum wheels and wheel components. The categorization is mainly based on the type of vehicles to which the respective product is assembled as well as the product’s component composition. Revenue from these products is as follows:

	2016	2017	2018	2018
	RMB’000	RMB’000	RMB’000	US$’000

Tubed steel wheels	1,227,862	1,286,535	1,452,696	211,286
Tubeless steel wheels	818,488	1,242,528	1,294,187	188,232
Off-road steel wheels	36,593	51,451	48,917	7,115
Aluminum wheels	103,759	191,868	281,150	40,891
Wheel components	62,831	58,605	72,664	10,568

Total consolidated revenue	2,249,533	2,830,987	3,149,614	458,092

Geographical information

The Group’s operations are located in the PRC. The following table provides an analysis of the Group’s sales by geographical markets based on locations of customers:

	2016	2017	2018	2018
	RMB’000	RMB’000	RMB’000	US$’000

The PRC (country of domicile)	1,877,996	2,442,973	2,760,577	401,509
Thailand	49,148	35,824	39,808	5,790
Vietnam	31,866	40,058	37,294	5,424
Indonesia	25,556	35,597	33,225	4,832
Malaysia	25,624	33,042	32,145	4,675
South Korea	31,364	12,757	17,731	2,579
Others*	207,979	230,736	228,834	33,283

	2,249,533	2,830,987	3,149,614	458,092

*	No further analysis by countries in this category is presented because the revenue from each individual country is insignificant to the total revenue.

All the Group’s non-current assets are located in the PRC.

Information about major customers

No single customer contributed 10% or more of total sales to the Group during each of the years ended December 31, 2016, 2017 and 2018.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

6.	OTHER INCOME, GAIN AND LOSS

	2016	2017	2018	2018
	RMB’000	RMB’000	RMB’000	US$’000

Interest income	11,126	11,020	11,931	1,735
Net gain (loss) from sales of scrap materials	(1,715)	5,050	3,243	472
Insurance compensation income (note a)	—	3,311	—	—
Government grants (note b)	1,473	—	—	—
Release of deferred income (note c)	796	797	797	116
Others	—	993	118	17

	11,680	21,171	16,089	2,340

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

7.	FINANCE COSTS

	2016	2017	2018	2018
	RMB’000	RMB’000	RMB’000	US$’000
Interest on bank borrowings wholly repayable within five years	25,236	24,526	24,379	3,546
Less: amount capitalized in construction in progress	(3,849)	(3,151)	(1,169)	(170)

	21,387	21,375	23,210	3,376

Borrowing costs capitalized arose on the general borrowing pool and are calculated by applying the following capitalization rates:

	2016	2017	2018

Capitalization rate	4.5%	4.4%	4.4%

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

8.	INCOME TAX EXPENSE (CREDIT)

	2016	2017	2018	2018
	RMB’000	RMB’000	RMB’000	US$’000
Current tax:
PRC Enterprise Income Tax (“EIT”)
- current year	6,610	7,669	16,172	2,352
- under provision in respect of prior year	1,618	—	—	—

	8,228	7,669	16,172	2,352

Deferred tax (Note 17):
- current year	(7,876)	1,102	(15,203)	(2,211)
- attributable to change in tax rate	—	(1,382)	—	—

	(7,876)	(280)	(15,203)	(2,211)

	352	7,389	969	141

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

(b)

Zhengxing Chengdu was established in the western region of the PRC and derived more than 70% of its total income from the business of state-encouraged industry as defined under the “Catalogue of Industries Products and Technologies Encouraged by the State of Development” (the “Catalogue”). According to Caishui [2001] No. 202 issued by the Ministry of Finance and the State Administration of Taxation and the General Administration of Customs, it was entitled to enjoy a preferential tax rate of 15% from its date of establishment to December 31, 2010. Such preferential tax treatment is further extended for a period of ten years from 2011 to 2020 on the condition that the enterprise must be engaged in state encouraged industries as defined under the Catalogue pursuant to Caishui [2011] No. 58 issued during 2011. Zhengxing Chengdu should continue to enjoy the preferential tax rate of 15% in 2016, 2017 and 2018 provided that it was engaged in the state encouraged industry under the Catalogue.

(c)

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

The tax charge (credit) for the years stated below can be reconciled to the profit (loss) before taxation per the consolidated statements of comprehensive income as follows:

	2016	2017	2018	2018
	RMB’000	RMB’000	RMB’000	US$’000

(Loss) profit before taxation	(25,572)	16,441	(7,013)	(1,020)

Tax at the domestic income tax rate of 25%	(6,393)	4,110	(1,753)	(255)
Tax effect of expenses not deductible for tax purpose	2,253	2,069	3,169	461
Recognition of tax losses previously not recognized	—	(1,885)	(1,540)	(224)
Effect of tax exemption and reliefs granted to PRC subsidiaries	2,874	4,477	1,093	159
Under provision in respect of prior years	1,618	—	—	—
Decrease in opening deferred tax liability resulting from a decrease in applicable tax rate	—	(1,382)	—	—

Tax charge for the year	352	7,389	969	141

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

9.	PROFIT (LOSS) FOR THE YEAR

	2016	2017	2018	2018
	RMB’000	RMB’000	RMB’000	US$’000
Profit (loss) for the year has been arrived at after charging:

Directors and key management’s remuneration:
- Salary	3,996	4,863	4,654	677
- Retirement benefit scheme contributions	50	50	50	7
- Share-based payments	—	—	—	—

Total directors and key management’s remuneration	4,046	4,913	4,704	684
Other staff costs	244,203	239,372	239,726	34,867
Retirement benefit scheme contributions, excluding those of directors and key management	30,424	30,248	29,973	4,359

Total staff costs	278,673	274,533	274,403	39,910

Cost of inventories recognized as an expense included in:
- Cost of sales	1,862,017	2,449,399	2,779,768	404,300
- Sales of scrap materials	343,738	402,237	448,773	65,271
- Research and development expense	56,839	38,616	33,601	4,887

Total cost of inventories recognized as an expense	2,262,594	2,890,252	3,262,142	474,458

Amortization of prepaid lease payments	9,425	9,425	9,425	1,371
Depreciation of property, plant and equipment	154,783	147,959	146,075	21,246
Loss on disposal of property, plant and equipment	105	31	18,512	2,692

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

10.	(LOSS) EARNINGS PER SHARE

The calculation of the basic and diluted (loss) earnings per share attributable to owners of the Company is based on the following data:

	2016		2017		2018		2018
	RMB’000		RMB’000		RMB’000		US$’000
(Loss) Earnings
(Loss) Profit for the year attributable to owners of the Company		(25,924)		9,052		(7,982)		(1,161)

Number of shares

Weighted average number of ordinary shares for the purpose of (loss) earnings per share - Basic and diluted		206,500,000		206,500,000		206,500,000		206,500,000

(Loss) earnings per share
Basic	RMB	(0.13)	RMB	0.04	RMB	(0.04)	US$	(0.01)

Diluted	RMB	(0.13)	RMB	0.04	RMB	(0.04)	US$	(0.01)

The computation of diluted earnings (loss) per share in 2016, 2017 and 2018 does not assume the exercise of the Company’s share options under the share incentive plan as the exercise price of those options is higher than the average market price for shares (see Note 25).

11.	DIVIDENDS

The directors of the Company do not recommend the payment of a dividend for the years ended December 31, 2016, 2017 and 2018.

12.	INVENTORIES

	As of December 31,
	2017	2018	2018
	RMB’000	RMB’000	US$’000

Raw materials	109,756	93,304	13,571
Work in progress	48,102	48,568	7,064
Finished goods	20,176	30,239	4,398

	178,034	172,111	25,033

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

13.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2017	2018	2018
	RMB’000	RMB’000	US$’000
Trade receivables	587,510	526,974	76,644
Prepayments to raw material suppliers	206,179	169,439	24,644
Receivables from sales of scrap materials	62,996	54,192	7,882
Value-added tax and other taxes receivable	37,290	19,400	2,822
Income tax recoverable	4,138	4,138	602
Other receivables	2,049	2,330	338

	900,162	776,473	112,932

All of the trade and other receivables (net of nil provision for doubtful debts as of December 31, 2017 and 2018) are expected to be recovered or recognized as expenses within one year. The Group allows its trade customers an average credit period of 30 to 90 days (2017: 30 to 90 days). The following is an aged analysis of trade receivables presented based on the invoice date at the end of each reporting period, which approximated the respective revenue recognition dates.

	As of December 31,
	2017	2018	2018
	RMB’000	RMB’000	US$’000

0 - 30 days	272,156	261,320	38,007
31 - 60 days	205,571	202,334	29,427
61 - 90 days	109,783	63,320	9,210

	587,510	526,974	76,644

Before accepting any new customers, the Group assesses the potential customer’s credit quality and defines its credit limits based on the customer’s scale of operations and reputation in the industry.

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	As of December 31,
	2017	2018	2018
	RMB’000	RMB’000	US$’000
Neither past due nor impaired	587,510	526,974	76,644

Past due but not impaired
Less than 1 month past due	—	—	—
1 to 3 months past due	—	—	—

	587,510	526,974	76,644

Trade receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default. The Group does not hold any collateral over these balances.

As of December 31, 2017 and 2018, there was no trade receivable past due that have not been impaired.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

Trade receivables denominated in currency other than the functional currency of the relevant group entities are set out below:

	2017	2018	2018
	RMB’000	RMB’000	US$’000

US$	33,423	34,967	5,086

14.	PREPAID LEASE PAYMENTS

	As of December 31
	2017	2018	2018
	RMB’000	RMB’000	US$’000
The Group’s prepaid lease payments comprise were analyzed for reporting purposes as:
Non-current assets	367,024	357,599	52,011
Current assets	9,425	9,425	1,371

	376,449	367,024	53,382

	As of December 31
	2017	2018	2018
	RMB’000	RMB’000	US$’000
Beginning of the year	385,874	376,449	54,753
Amortization charge for the year	(9,425)	(9,425)	(1,371)

End of the year	376,449	367,024	53,382

Prepaid lease payments represent the rights to use the land (the “Land Use Rights”) in the PRC acquired by the Group. The Group is granted land use rights for a period from 50 to 70 years. They are amortized over the term of the Land Use Rights on a straight line basis. No impairment loss was made to the carrying amounts of the prepaid lease payments for the years ended December 31, 2016, 2017 and 2018.

15.	PLEDGED BANK DEPOSITS/FIXED BANK DEPOSITS WITH MATURITY PERIOD OVER THREE MONTHS/BANK BALANCES AND CASH, AND OTHER CASH FLOW INFORMATION

(a)	Cash and cash equivalents and fixed deposits held at banks comprise:

	As of December 31,
	2017	2018	2018
	RMB’000	RMB’000	US$’000
Deposits with banks within three months to maturity when placed	360,000	360,000	52,360
Cash at banks and in hand	391,612	573,250	83,376

Cash and cash equivalents in the consolidated statement of financial position and consolidated statement of cash flows	751,612	933,250	135,736
Fixed bank deposits with maturity periods over three months	290,000	290,000	42,179
Pledged bank deposits	35,200	33,500	4,872

	1,076,812	1,256,750	182,787

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

As at 31 December 2018, the balances that were placed with banks in the PRC amounted to RMB1,256,452,000 (US$182,743,000) (2017: RMB1,071,221,000). Remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

Pledged bank deposits

These are bank deposits placed at specified bank accounts to secure the Group’s bills payable and will be released upon maturity of the relevant bills.

Fixed bank deposits with maturity period over three months

These represent fixed bank deposits with an original maturity period over three months.

Bank balances and cash

These represent cash and short-term bank deposits with an original maturity of three months or less. Bank balances and cash included fixed bank deposits with with an original maturity period of three months or less totaled RMB360,000,000 (US$52,360,000), which carried fixed interest rate of 1.35% at December 31, 2018 (2017: RMB360,000,000). Cash at banks earns interest at floating rates based on daily bank deposit rates.

The pledged bank deposits, fixed bank deposits with maturity period over three months and bank balances carried fixed interest at the end of the reporting period as follows:

	2017	2018
Range of interest rates (per annum)	0.35% - 1.55%	0.35% - 1.55%

The pledged bank deposits, fixed bank deposits with maturity period over three months and bank balances that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	2017	2018	2018
	RMB’000	RMB’000	US$’000

US$	6,312	1,046	152
Hong Kong Dollar (“HK$”)	27	20	3

(b)	Reconciliation of liabilities arising from financing activities:

The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	Bank borrowings	Amount due to a shareholder	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
Balance at January 1, 2017	558,000	1,398	559,398
Changes from financing cash flows
New bank borrowings raised	558,000	—	558,000
Repayment of bank borrowings	(558,000)	—	(558,000)
Advance from a shareholder	—	10,149	10,149
Repayment to a shareholder	—	(2,805)	(2,805)

Total changes from financing cash flows	—	7,344	7,344

Balance at December 31, 2017 and January 1, 2018	558,000	8,742	566,742	82,429
Changes from financing cash flows
New bank borrowings raised	473,000	—	473,000	68,795
Repayment of bank borrowings	(558,000)	—	(558,000)	(81,158)
Advance from a shareholder	—	1,865	1,865	271
Repayment to a shareholder	—	(696)	(696)	(101)

Total changes from financing cash flows	(85,000)	1,169	(83,831)	(12,193)

Balance at December 31, 2018	473,000	9,911	482,911	70,236

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

16.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
As of January 1, 2017	953,260	1,279,798	6,738	18,277	75,510	2,333,583
Additions	—	169	—	78	41,467	41,714
Transfer	—	82,007	—	—	(82,007)	—
Disposals	—	—	—	(5,158)	—	(5,158)

As of December 31, 2017	953,260	1,361,974	6,738	13,197	34,970	2,370,139
Additions	—	789	—	—	1,169	1,958
Transfer	—	36,139	—	—	(36,139)	—
Disposals	—	(146,855)	—	(885)	—	(147,740)

As of December 31, 2018	953,260	1,252,047	6,738	12,312	—	2,224,357

ACCUMULATED DEPRECIATION AND IMPAIRMENT
As of January 1, 2017	292,481	640,449	5,803	15,563	—	954,296
Provided for the year	48,376	98,566	272	745	—	147,959
Eliminated on disposal	—	(771)	—	(4,119)	—	(4,890)

As of December 31, 2017	340,857	738,244	6,075	12,189	—	1,097,365
Provided for the year	48,377	97,129	108	461	—	146,075
Eliminated on disposal	—	(117,245)	—	(841)	—	(118,086)

As of December 31, 2018	389,234	718,128	6,183	11,809	—	1,125,354

CARRYING VALUE
As of December 31, 2017	612,403	623,730	663	1,008	34,970	1,272,774

As of December 31, 2018	564,026	533,919	555	503	—	1,099,003

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

As of December 31, 2018	82,034	77,655	81	73	—	159,843

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

Construction in progress represented plant and equipment pending for installation in the PRC.

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

As of December 31, 2018 and 2017, the Group has not yet obtained property ownership certificate for a portion of its buildings having a carrying amount of RMBNil (US$Nil) and RMB182,011,000, respectively. The Group obtained the respective property ownership rights during 2018.

No impairment loss was made to the carrying amounts of the property, plant and equipment for the years ended December 31, 2016, 2017 and 2018.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

17.	DEFERRED TAXATION

The following are the major deferred tax (assets) liabilities recognized and movement thereon during the current and prior reporting periods.

					Fair value
					adjustments
					on acquisition
		Undistributed		Fair value	of Zhengxing
	Unrealized	profits		adjustment	Wheel
	profit in	of PRC	Deferred	on trade	other than
	inventories	subsidiaries	income	names	trade names		Tax loss	Others*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000	RMB’000

At January 1, 2017	(537)	53,355	(1,395)	4,250	19,418		(23,286)	9,645	61,450
Charge (credit) to profit or loss Attributable to change in tax rate	182 —	— —	120 —	— —	(559 (141	) )	953 —	406 (1,241)	1,102 (1,382)

At December 31, 2017	(355)	53,355	(1,275)	4,250	18,718		(22,333)	8,810	61,170
Charge (credit) to profit or loss	(31)	—	119	—	(558)		(14,860)	127	(15,203)

At December 31, 2018	(386)	53,355	(1,156)	4,250	18,160		(37,193)	8,937	45,967

	US$’000	US$’000	US$’000	US$’000	US$’000		US$’000	US$’000	US$’000

At December 31, 2018	(56)	7,760	(168)	618	2,641		(5,409)	1,300	6,686

*	Others include impairment loss on property, plant and equipment, and interest expense capitalized in construction in progress.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances in the consolidated statements of financial position for financial reporting purposes:

	As of December 31,
	2017	2018	2018
	RMB’000	RMB’000	US$’000

Deferred tax assets	(25,500)	(40,272)	(5,857)
Deferred tax liabilities	86,670	86,239	12,543

	61,170	45,967	6,686

At the end of each reporting period, the Group had the followings unused tax losses:

	As of December 31,
	2017	2018	2018
	RMB’000	RMB’000	US$’000

Unused tax losses	144,766	234,314	34,080

As of December 31, 2018 and 2017, a deferred tax asset has been recognized in respect of RMB234,314,000 (US$34,080,000) and RMB144,767,000 of such losses, respectively. No deferred tax asset in relation to unused tax losses has been recognized to the years ended December 31, 2018 and 2017, respectively, due to the unpredictability of future profit streams. The unused tax losses could be carried forward to offset future taxable profit for five years from the year of origination and will expire at various dates up to and including 2023.

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

The aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2018 and 2017 were RMB1,181,901,000 (US$171,900,000) and RMB1,176,892,000, respectively, as the Group is able to control the timing of the reversal of such temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

18.	INTANGIBLE ASSETS

	RMB’000	US$’000
COST
As of January 1, 2017, December 31, 2017 and 2018	17,000	2,473

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

The recoverable amounts of the intangible assets have been determined by using value-in-use calculation. Having regard to the future plan of the Group, no impairment loss was made to the carrying amounts of the intangible assets for the years ended December 31, 2017 and 2018.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

19.	TRADE AND OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2017	2018	2018
	RMB’000	RMB’000	US$’000
Trade payables	78,071	88,057	12,807
Bills payable - secured (see Note 15)	352,000	335,000	48,724

	430,071	423,057	61,531

Deposits from distributors	129,000	129,000	18,762
Payables in respect of acquisition of property, plant and equipment	10,422	30	4
Other taxes payables	11,665	8,063	1,173
Advances from an unrelated party (note)	38	38	6
Accrued staff costs	29,714	30,490	4,435
Accrued transportation costs	13,579	11,788	1,714
Accrued utilities expenses	4,014	3,537	514
Deferred income (see Note 22)	797	796	116
Others	6,125	4,664	679

	205,354	188,406	27,403

	635,425	611,463	88,934

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

21.	SHORT-TERM BANK BORROWINGS

	As of December 31,
	2017	2018	2018
	RMB’000	RMB’000	US$’000

Fixed-rate bank borrowings	558,000	473,000	68,795

Analyzed as:
Secured	180,000	180,000	26,180
Unsecured	378,000	293,000	42,615

	558,000	473,000	68,795

Bank borrowings carried the following range of interest rates at the end of the respective reporting period:

	2017	2018

Fixed-rate bank borrowings	4.4%	4.4%

All the Group’s bank borrowings are carried at amortized costs and are denominated in RMB.

Details of assets pledged in respect of the Group’s secured bank borrowings are set out in Note 26. As of December 31, 2018 and 2017, bank borrowings of RMB473,000,000 (US$68,795,000) and RMB558,000,000, respectively, are guaranteed by certain subsidiaries of the Company.

One of the banking facilities are subject to the fulfillment of covenants. If the Group were in breach of the covenants, the drawn down facilities would become repayable on demand. The Group regularly monitors its compliance with these covenants, is up to date with the scheduled repayments of the term loans and does not consider it probable that the banks will exercise their discretion to demand repayment so long as the Group continues to meet these requirements. Further details of the Group’s management of liquidity risk are set out in Note 30. As of December 31, 2018 and 2017 none of the covenants relating to drawn down facilities had been breached.

22.	DEFERRED INCOME

Deferred income represents government subsidy received in support of the Group’s plant and production capacity expansion. Government subsidy of RMB15,000,000 received by the Group in 2009 has been recognized as deferred income and released to income on a straight-line basis over the useful lives of the related assets of 20 years. As of December 31, 2018 and 2017, non-current deferred income was RMB6,903,000 (US$1,004,000) and RMB7,699,000, respectively, and current portion of deferred income of RMB796,000 (US$116,000) and RMB797,000, respectively, was included in trade and other payables and accruals (Note 19).

23.	SHARE CAPITAL

	Number of shares	Amount	Amount
		RMB’000	US$’000
Authorized:
As of January 1, 2017, December 31, 2017 and 2018 of US$0.0001 each	500,000,000	340

Issued at nominal value:
As of January 1, 2017, December 31, 2017 and 2018	206,500,000	136	20

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

24.	CAPITAL COMMITMENTS

	As of December 31,
	2017	2018	2018
	RMB’000	RMB’000	US$’000
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of:
- acquisition of property, plant and equipment	1,540	—	—

25.	SHARE-BASED PAYMENT TRANSACTIONS

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

For the years ended December 31, 2016, 2017 and 2018

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

No share-based payment expenses was recognized for the years ended December 31, 2016, 2017 and 2018 in relation to the Share Option and the restricted share units with reference to their vesting period.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

26.	PLEDGE OF ASSETS

At the end of each reporting period, the carrying value of the Group’s assets which were pledged to secure credit facilities granted to the Group are as follows:

	As of December 31,
	2017	2018	2018
	RMB’000	RMB’000	US$’000

Bank deposits	35,200	33,500	4,872
Property, plant and equipment	59,750	53,745	7,817
Prepaid lease payments	57,656	56,116	8,162

	152,606	143,361	20,851

27.	RETIREMENT BENEFIT PLANS

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

The amount of contributions to retirement benefit scheme was RMB30,474,000 and RMB30,298,000 and RMB30,023,000 (US$4,366,000) for the years ended December 31, 2016, 2017 and 2018, respectively.

28.	RELATED PARTY DISCLOSURES

Compensation of key management personnel

The emoluments of directors of the Company and other members of key management during the years ended December 31, 2016, 2017 and 2018 are set out in Note 9.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

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

The Group manages capital risk by reference to total equity compared with total borrowings. As of December 31, 2017 and 2018, these metrics were as follows:

	As of December 31,
	2017	2018	2018
	RMB’000	RMB’000	US$’000

Bank borrowings	558,000	473,000	68,795
Advances from an unrelated party	38	38	6
Amount due to a shareholder	8,742	9,911	1,441

Total borrowings	566,780	482,949	70,242

Total Equity	2,546,622	2,538,640	369,230

	2017	2018

Debt (total liabilities) to equity ratio	51.1%	46.9%

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

30.	FINANCIAL INSTRUMENTS

(a)	Categories of financial instruments

	As of December 31,
	2017	2018	2018
	RMB’000	RMB’000	US$’000
Financial assets
Financial assets at amortized cost	—	1,840,246	267,653
Loans and receivables (including cash and cash equivalents)	1,729,367	—	—

Financial liabilities
Financial liabilities at amortized cost	1,188,978	1,084,886	157,790

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

	2017	2018	2018
	RMB’000	RMB’000	US$’000

Pre-tax profit (loss) for the year	427	607	88

The 10 basis points increase or decrease represents management’s assessment of a reasonably possible change in interest rates over the period until the end of the next annual reporting period. The analysis is performed on the same basis for 2017.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

Credit risk and impairment assessment

At the end of each reporting period, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties is arising from the carrying amount of the respective recognized financial assets as stated in the consolidated statements of financial position.

The Group’s credit risk is primarily attributable to trade receivables. In order to minimize the credit risk, the management of the Group has assigned a team to be responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Ongoing credit evaluation is performed on the financial condition of customers. The Group performs impairment assessment under ECL model upon application of IFRS 9 (2017: incurred loss model) on accounts balances on provision matrix. The Group also requires deposits from its distributors. In this regard, the directors consider that the Group’s credit risk on receivables is significantly reduced.

The Group’s total trade receivables due from the five largest customers accounted for 25.8% and 25.6% of its total trade receivables as of December 31, 2018 and 2017, respectively.

The credit risk on liquid funds is limited because the counterparties are banks with good reputations.

Maximum exposure and year-end staging as at December 31, 2018.

The table below shows the credit quality and the maximum exposure to credit risk based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as at December 31, 2018. The amounts presented are gross carrying amounts for financial assets.

	12-month ECLs	Lifetime ECL
	Stage 1	Stage 2	Stage 3	Simplified approach	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Trade receivables*	—	—	—	526,974	526,974	76,644
Financial assets included in other receivables and prepayments
– Normal**	56,522	—	—	—	56,522	8,220
Pledged bank deposits
– Not yet past due	33,500	—	—	—	33,500	4,872
Fixed bank deposits with maturity periods over three months
– Not yet past due	290,000	—	—	—	290,000	42,179
Bank balances and cash
– Not yet past due	933,250	—	—	—	933,250	135,736

Total	1,313,272	—	—	526,974	1,840,246	267,651

	US$’000	US$’000	US$’000	US$’000	US$’000
Total	191,007	—	—	76,644	267,651

*

For trade receivables, the Group has applied the simplified approach in IFRS 9 to determine the loss allowance at lifetime ECL. The Group determines the expected credit losses on these items by using a provision matrix grouped by ageing.

**

The credit quality of the financial assets included in other receivables and prepayments is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition.

Currency risk

The Group has foreign currency sales which expose the Group to risk due to changes in foreign exchange rates. At the end of each reporting period, the carrying amounts of the Group’s monetary assets denominated in a currency other than the functional currency of the relevant entities were as follows:

	As of December 31,
	2017	2018	2018
	RMB’000	RMB’000	US$’000

Assets (HK$)	27	20	3
Assets (US$)	39,735	36,013	5,238
Liabilities (US$)	8,742	9,911	1,441

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

(b)	Financial risk management objectives and policies – continued

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

	2017	2018	2018
	RMB’000	RMB’000	US$’000

Pre-tax profit (loss) for the year	1,551	1,306	190

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of the reporting period. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of next annual reporting period. The analysis is performed on the same basis for 2017.

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

	Weighted average effective interest rate	On demand/ less than 3 months	3 months to 1 year	Total undiscounted cash flows	Carrying amount	Carrying amount
	%	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As of December 31, 2017
Non-derivative financial liabilities
Trade and other payables		432,236	190,000	622,236	622,236
Bank borrowings - fixed rate	4.35%	259,185	310,181	569,366	558,000
Amount due to a shareholder		8,742	—	8,742	8,742

		700,163	500,181	1,200,344	1,188,978

As of December 31, 2018
Non-derivative financial liabilities
Trade and other payables		437,975	164,000	601,975	601,975	87,554
Bank borrowings – fixed rate	4.35%	257,406	223,395	480,801	473,000	68,795
Amount due to a shareholder		9,911	—	9,911	9,911	1,441

		705,292	387,395	1,092,687	1,084,886	157,790

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

No disclosure of fair value is required as all of the Group’s financial assets and liabilities are carried at amounts not materially different from their fair values as of December 31, 2017 and 2018.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

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

On October 31, 2018, a putative class action complaint was filed in the United States District Court for the District of New Jersey against the Company and two of its officers alleging violations of the federal securities laws with respect to the delisting of the Company’s shares on the New York Stock Exchange. The Company and its officers intend to contest the case vigorously. The actions is in preliminary stages. In particular, the Lead Plantiff has yet to file an Amended Complaint , which the Company and its officers would then contest through a Motion to Dismiss and the assertion of other defenses. Therefore, the Company cannot evaluate the likelihood of an unfavourable outcome or estimate the amount or range of potential loss.

32.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the board of directors and authorized for issue on April 26, 2019.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Financial Position

(Unaudited)

	As of December 31,
	2017	2018
	RMB’000	RMB’000
ASSETS
Current assets
Prepayments	15	16
Bank balances	—	—

	15	16

Non-current asset
Investment in a subsidiary	940,198	940,198

Total assets	940,213	940,214

EQUITY AND LIABILITIES
Current and total liabilities
Other payables	5,873	6,153
Amount due to a shareholder	8,742	9,911
Amount due to a subsidiary	70,871	79,815

	85,486	95,879

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 ordinary shares issued and outstanding as of December 31, 2017 and 2018)	136	136
Additional paid-in capital	392,076	392,076
Reserves	462,515	452,123

Total equity	854,727	844,335

Total equity and liabilities	940,213	940,214

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Profit or Loss and Other Comprehensive Loss

For the years ended December 31, 2016, 2017 and 2018

(Unaudited)

	2016	2017	2018
	RMB’000	RMB’000	RMB’000

Other income	—	4,295	118
Net exchange (loss) gain	(3,196)	2,313	(1,833)
Administrative expenses	(4,768)	(10,228)	(8,677)
Loss and total comprehensive loss for the year	(7,964)	(3,620)	(10,392)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Changes in Equity

For the years ended December 31, 2016, 2017 and 2018

(Unaudited)

	Share capital	Additional paid in capital	Capital reserve	Share incentive plan reserve	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2016	136	392,076	560,892	3,110	(89,903)	866,311
Loss and total comprehensive loss for the year	—	—	—	—	(7,964)	(7,964)

As of December 31, 2016	136	392,076	560,892	3,110	(97,867)	858,347
Loss and total comprehensive loss for the year	—	—	—	—	(3,620)	(3,620)

As of December 31, 2017	136	392,076	560,892	3,110	(101,487)	854,727
Loss and total comprehensive loss for the year	—	—	—	—	(10,392)	(10,392)

As of December 31, 2018	136	392,076	560,892	3,110	(111,879)	844,335

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Cash Flows

For the years ended December 31, 2016, 2017 and 2018

(Unaudited)

	2016	2017	2018
	RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES
Loss for the year	(7,964)	(3,620)	(10,392)
Exchange loss	2,601	(2,290)	1,836

Operating cash flows before movements in working capital	(5,363)	(5,910)	(8,556)
(Increase) decrease in prepayments	(4)	2	(1)
(Decrease) increase in other payables	(6,360)	(828)	280

NET CASH USED IN OPERATING ACTIVITIES	(11,727)	(6,736)	(8,277)

FINANCING ACTIVITIES
Advance from a subsidiary	21,911	10,518	9,497
Repayment to subsidiary	—	(11,175)	(2,389)
Advance from a shareholder	4,455	10,149	1,865
Repayment to a shareholder	(14,736)	(2,805)	(696)

NET CASH FROM FINANCING ACTIVITIES	11,630	6,687	8,277

NET DECREASE IN CASH AND CASH EQUIVALENTS	(97)	(49)	—

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	139	51	—

EFFECT OF CHANGE IN FOREIGN CURRENCY RATE	9	(2)	—

CASH AND CASH EQUIVALENTS AT END OF THE YEAR
- representing bank balances	51	—	—

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

As of December 31, 2017 and 2018, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Group’s consolidated financial statements, if any.

For all years presented, there were no cash dividends paid to the Company by its consolidated subsidiaries.