Form 20-F
period 2019-12-31
China Zenix Auto International Ltd
filed 2020-06-11
CIK 1506756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

NONE

(Title of Each Class and Name of Each Exchange on Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

(Title of Class)	(Trading Symbol)
American Depositary Shares, each representing four ordinary shares, par value US$0.0001 per share, not listed on an exchange	ZXAIY:US

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

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

INTRODUCTION

Conventions Used in this Annual Report

Unless otherwise indicated, references in this annual report on Form 20-F, or annual report, to:

•	“ADRs” are to the American depositary receipts, which evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares;

•	“aftermarket” are to the market for sales and replacement of commercial wheels after the sale of a commercial vehicle by an OEM;

•	“China” or “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“commercial vehicles” are to heavy-duty, medium-duty, light-duty and mini trucks, large, medium and small buses and off-road vehicles;

•	“commercial wheels” are to steel and/or aluminum wheels used in commercial vehicles;

•	“distributors” are to our tier-one and tier-two distributors;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;

•	“OEMs” are to original equipment manufacturers;

•	“off-road steel wheels” are to steel wheels typically used in construction and other types of off-road vehicles;

•	“off-road vehicles” are to loaders, forklifts, wheel excavators, wheel bulldozers, land levelers and road rollers;

•	“ordinary shares” or “shares” are to our ordinary shares, par value US$0.0001 per share;

•	“RMB” or “Renminbi” are to the legal currency of the PRC;

•	“SEC” are to the Securities and Exchange Commission;

•	“steel wheels” are to steel wheels used primarily in commercial vehicles;

•	“tier-one distributors” are to distributors with whom we have direct contractual relationships;

•	“tier-two distributors” are to distributors that have direct contractual relationships with our tier-one distributors;

•	“tubed steel wheels” are to steel wheels designed for commercial vehicles using tires that contain a rubber inner tube;

•	“tubeless steel wheels” are to steel wheels designed for commercial vehicles using tubeless tires;

•	“United States” or “U.S.” are to the United States of America;

•	“US$” or “U.S. dollars” are to the legal currency of the United States; and

•

“China Zenix,” “we,” “us,” “our,” “our company” and “our group” are to China Zenix Auto International Limited and, unless otherwise indicated or as the context may otherwise require, our predecessor, Zhengxing Wheel Group Co., Ltd., or Zhengxing Wheel (initially named Fujian Zhengxing Wheel Co., Ltd.), and our consolidated entities.

Reliance on SEC Order Granting Conditional Exemptions Due to Circumstances Related to COVID-19

Pursuant to the SEC order dated March 25, 2020 (Release No. 34-88465), we have elected to extend the due date for the filing of our 2019 annual report on Form 20-F. The order allows certain companies affected by COVID-19 to file its Form 20-F within 45 days after the original filing due date. We filed a current report on Form 6-K on April 9, 2020 stating that we are relying on the order to extend the due date for the filing of our 2019 annual report on Form 20-F and anticipate filing no later than June 14, 2020.

In late 2019, an outbreak of the COVID-19 virus emerged in China. On January 23, 2020, the PRC government began to lockdown key areas of China to limit the spread of this dangerous virus. Widespread travel restrictions were implemented and all non-essential businesses were shuttered in heavily affected areas in China. As the Company is headquartered in China, our operations have been largely suspended since the beginning of the Chinese New Year in late January 2020 through early March of 2020. Our finance team could not carry out their work as previously scheduled and were therefore unable to complete the preparation of our consolidated financial statements and the Form 20-F in time to meet the SEC’s original deadline of April 30, 2020.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “consider,” “continue,” “estimate,” “expect,” “forecast”, “going forward,” “intend,” “ought to,” “plan,” “potential,” “predict”, “project,” “propose,” “seek,” “can,” “could,” “may,” “might,” “will,” “would,” “shall,” “should,” “is / are likely to,” and the negative forms of these words or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	the trends, risks, challenges and uncertainties in the automotive industry and commercial wheel industry and for our business generally;

•	our beliefs regarding our strengths and strategies;

•	our current expansion strategy;

•	market acceptance of our products;

•	our ability to develop and successfully market new products, including aluminum wheel products;

•	our ability to stay abreast of market trends and technological advances;

•	competition in the commercial wheel industry;

•	our ability to maintain strong working relationships with our distributors and OEM customers;

•	our ability to comply with all relevant environmental, health and safety laws and regulations;

•	our future prospects, business development, financial condition and results of operations;

•	PRC governmental policies and regulations relating to the automotive industry and commercial wheel industry;

•	fluctuations in general economic and business conditions in the PRC and international markets;

•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance; and

•	other matters described in this annual report that are not historical facts.

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

The following selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated statements of financial position data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2015 and 2016, and the selected consolidated statements of financial position data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

You should read the selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and Item 5 “Operating and Financial Review and Prospects.” Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share data)
Selected Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue	2,445,756	2,249,533	2,830,987	3,149,614	2,493,218	358,128
Cost of sales	(2,081,976)	(1,862,017)	(2,449,399)	(2,779,768)	(2,265,418)	(325,407)

Gross profit	363,780	387,516	381,588	369,846	227,800	32,721
Other income, gain and loss	16,410	11,680	21,171	16,089	17,320	2,488
Net exchange (loss) gain	5,793	2,546	(3,521)	1,250	494	71
Selling and distribution costs	(212,273)	(181,911)	(173,800)	(174,774)	(155,308)	(22,309)
Research and development expenses	(51,253)	(84,639)	(57,419)	(51,760)	(56,841)	(8,165)
Administrative expenses	(136,681)	(139,377)	(130,203)	(144,454)	(121,647)	(17,473)
Finance costs	(15,913)	(21,387)	(21,375)	(23,210)	(24,435)	(3,510)

Profit (loss) before taxation	(30,137)	(25,572)	16,441	(7,013)	(112,617)	(16,177)
Income tax (expense) credit	1,570	(352)	(7,389)	(969)	7,747	1,113

Profit (loss) and total comprehensive income (loss) for the year	(28,567)	(25,924)	9,052	(7,982)	(104,870)	(15,064)

Profit (loss) and total comprehensive income (loss) attributable to:
Owners of the Company	(28,567)	(25,924)	9,052	(7,982)	(104,870)	(15,064)

Earnings (loss) per share
Basic	RMB (0.14)	RMB (0.13)	RMB 0.04	RMB (0.04)	RMB (0.51)	USD (0.07)
Diluted	RMB (0.14)	RMB (0.13)	RMB 0.04	RMB (0.04)	RMB (0.51)	USD (0.07)

Earnings (loss) per ADS
Basic	RMB (0.55)	RMB (0.50)	RMB 0.18	RMB(0.16)	RMB (2.03)	USD (0.29)
Diluted	RMB (0.55)	RMB (0.50)	RMB 0.18	RMB(0.16)	RMB (2.03)	USD (0.29)

Dividend declared and paid per share	—	—	—	—	—	—

	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Financial Position Data:
ASSETS
Current assets
Inventories	181,905	138,740	178,034	172,111	129,641	18,622
Trade and other receivables and prepayments	613,418	695,856	900,162	776,473	596,359	85,662
Prepaid lease payments	9,425	9,425	9,425	9,425	—	—
Pledged bank deposits	28,200	32,100	35,200	33,500	14,900	2,140
Fixed bank deposits with maturity period over three months	260,000	290,000	290,000	290,000	290,000	41,656
Bank balances and cash	817,247	896,799	751,612	933,250	906,840	130,259

Total current assets	1,910,195	2,062,920	2,164,433	2,214,759	1,937,740	278,339

Non-current assets
Property, plant and equipment	1,506,318	1,379,287	1,272,774	1,099,003	1,076,731	154,663
Prepaid lease payments	385,874	376,449	367,024	357,599	—	—
Right-of-use assets	—	—	—	—	357,599	51,366
Deferred tax assets	15,958	23,836	25,500	40,272	54,641	7,848
Deposits paid for acquisition of property, plant and equipment	—	—	—	—	61,618	8,851
Intangible assets	17,000	17,000	17,000	17,000	17,000	2,442

Total non-current assets	1,925,150	1,796,572	1,682,298	1,513,874	1,567,589	225,170

Total assets	3,835,345	3,859,492	3,846,731	3,728,633	3,505,329	503,509

EQUITY AND LIABILITIES
LIABILITIES
Current liabilities
Trade and other payables and accruals	606,922	668,633	635,425	611,463	410,764	59,003
Amount due to a shareholder	11,679	1,398	8,742	9,911	10,557	1,516
Taxation payable	674	109	3,573	2,477	982	141
Short-term bank borrowings	558,000	558,000	558,000	473,000	558,000	80,152

Total current liabilities	1,177,275	1,228,140	1,205,740	1,096,851	980,303	140,812

Non-current liabilities
Deferred income	9,292	8,496	7,699	6,903	6,106	877
Deferred tax liabilities	85,284	85,286	86,670	86,239	85,150	12,231

Total non-current liabilities	94,576	93,782	94,369	93,142	91,256	13,108

Total liabilities	1,271,851	1,321,922	1,300,109	1,189,993	1,071,559	153,920

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 shares issued and outstanding as of December 31, 2018 and 2019)	136	136	136	136	136	20
Additional paid in capital	392,076	392,076	392,076	392,076	392,076	56,318
Reserves	2,171,282	2,145,358	2,154,410	2,146,428	2,041,558	293,251

Total equity attributable to owners of the Company	2,563,494	2,537,570	2,546,622	2,538,640	2,433,770	349,589

Total equity and liabilities	3,835,345	3,859,492	3,846,731	3,728,633	3,505,329	503,509

Our business is primarily conducted in the PRC, and most of our revenue is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts in this annual report were made at the rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019.

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

Risks Relating to Our Business and Industry

Our operations are affected by the automotive industry in the PRC and our export markets, which in turn are subject to the overall economic environment, government policies and other factors beyond our control.

Our products mainly consist of steel and aluminum wheels for commercial vehicles. Demand for our products is driven by the production and usage of commercial vehicles, which in turn is affected by the prevailing economic conditions, consumption patterns, availability and quality of transportation networks in our target markets. All of these factors are beyond our control. Fluctuations in demand for our products may lead to downward pricing pressure and increased inventory.

Our operations are also sensitive to changes in the government policies relating to all aspects of the automobile industry. The global automotive industry faces uncertainties due to changing geopolitical circumstances and a faltering global trading system. The implementation, renewal, change or cancellation of any government policies in the future, such as economic stimulus or tightening measures or currency controls, in the PRC or in any of our export markets, may significantly affect our business.

Due to the COVID-19 outbreak in China, the PRC government imposed lockdowns and travel restrictions in the first quarter of 2020. The government policies triggered by the outbreak caused major disruptions in the automobile industry. We saw government restrictions beginning to be lifted in mid-March in nearly all provinces and cities as the COVID-19 infections declined dramatically due to enacted government policies. Entering into the second quarter of 2020, lockdown restrictions have been lifted in nearly all provinces and cities in the PRC.

Measures triggered by the outbreak had adversely affected the PRC automobile industry. March 2020 commercial vehicle sales, reflecting the lockdowns in the PRC, declined by 22.6% year-over-year, with buses down 28.0% and trucks dropping 22.1%, according to China Association of Automobile Manufacturers. However, in April 2020, commercial vehicle sales rebounded with growth of 31.6% year-over-year as trucks increased by 34.2% and buses increased by 5.2%, reflecting the opening up of the economy and pent-up demand. We believe that, barring any unforeseen circumstances, the effects of COVID-19 will diminish over the remainder of the 2020 year and the business environment will improve.

If the demand for our steel and aluminum wheels declines as a result of changes in the automotive industry or does not grow at the pace we anticipate, our business, financial condition, results of operations and prospects may be adversely affected.

We do not have multi-year contracts with our major customers.

We rely on our major customers. In 2017, 2018 and 2019, aggregate sales to our five largest customers in our three operating segments—-PRC aftermarket, PRC OEMs and international—-accounted for 24.6%, 26.5% and 24.8% of our revenue, respectively. Anhui Jianghuai Automobile Group is our largest customers and accounted for 9.2%, 8.7% and 8.1% of our revenue for 2017, 2018 and 2019 respectively. Although we generally have longstanding business relationships with our major customers, we do not have multi-year contracts with almost all such customers.

We classify our customers into three groups. The first group consists of PRC distributors that purchase our products for resale to aftermarket end-users, which use our products as replacements for worn out or lower quality wheels in used commercial vehicles. The second group consists of PRC OEMs that purchase our products for incorporation into the commercial vehicles they are producing. The third group consists of international distributors and OEMs. Our contractual relationship with customers is generally defined by the group that they belong:

•

For our distributor customers in the PRC, we sign distribution agreements with our tier-one distributors and our exclusive tier-two distributors. These agreements are automatically renewed every year unless terminated by the parties. We do not enter into contracts with our non-exclusive tier-two distributors.

•

For our OEM customers in the PRC, we sign framework agreements that are renewable every year by mutual agreement. Under these framework agreements, the volume of products to be sold in any given period is not fixed, but the price is fixed and periodically revised based on the market price of steel and/or mutual agreement between the parties.

•

For our international customers, we often sign strategic cooperation agreements with our larger customers. These agreements are renewable every three years by mutual agreement. Sales price and volume are specified in individual purchase orders made under the agreements. Other international customers purchase our products pursuant to standalone purchase orders.

None of the contracts with our major customers contain guarantees on minimum sales volumes or prices for multiple years. We therefore cannot assure you that future sales to our major customers would equal or exceed our previous sales or would continue to exist at all. As the existing agreements with our customers expire, we may be unable to renew these agreements with our desired customers on favorable terms in a timely manner or at all. As a result, our business, financial condition, results of operations and prospects may be adversely affected.

Any weakening of our distribution network could lead to a reduction of our revenue or our revenue growth.

PRC aftermarket sales accounted for a significant portion of our revenue. Sales in this operating segment are made to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2019, this network consisted of 3,261 distributors in the PRC, including 23 tier-one distributors, 2,120 exclusive tier-two distributors and 1,118 non-exclusive tier-two distributors. Our five largest tier-one distributors accounted for 10.6%, 11.2% and 12.9% of our revenue in 2017, 2018 and 2019, respectively.

Our revenue growth would depend on our ability to engage new distributors and expand volume with existing distributors. We cannot assure you that our business relationships with any of our existing distributors will continue or such existing distributors will purchase our products in the same quantities or at the same prices as in prior years. Competition for distributors in our industry is intense. We compete for distributors against companies that may have greater financial resources or name recognition in certain markets, broader product selection and more favorable pricing than us. If we lose one or more major distributors and are unable to replace them at similar terms in a timely manner or if we fail to develop relationships with new distributors, we may be unable to effectively market and sell our products.

Further, tier-one distributors are not the ultimate end-users of our products. Their orders for our products depend on their downstream sales to tier-two distributors and such distributors’ sales to the ultimate end-users. We cannot be certain that our tier-one distributors will maintain their relationships with tier-two distributors or such tier-two distributors will effectively sell our products to the ultimate aftermarket end-users.

If we fail to maintain our relationship with tier-one distributors; our tier-one distributors fail to maintain relationship with tier-two distributors; or our tier-two distributors fail to effectively sell our products to end-users, our business, financial condition, results of operations and prospect could be adversely affected.

Any breach by our distributors of their agreed arrangements could negatively affect our products sales or subject us to liability.

Our products are sold to the PRC aftermarket through distributors. We divide our distributor customers into two types: tier-one and tier two. Tier-one distributors have contracts with us. These contracts prohibit them from selling commercial wheel products of other manufacturers and require them to sell our products at our suggested prices and in designated sales regions. We generally select our tier-one distributors based on business reputation, size, industry and sales experience, quality of the management team and prior sales performance.

Tier-two distributors source our products from tier-one distributors. Some of our tier-two distributors sell our products on an exclusive basis by sourcing them from the tier-one distributor in their designated sales region. We have annually renewable three-party distribution agreements with exclusive tier-two distributors and their tier-one distributor. These contracts prohibit them from selling commercial wheel products of other manufacturers and require them to follow our branding and marketing requirements. Other tier-two distributors sell our products along with products manufactured by our competitors. We generally do not have contracts with non-exclusive tier-two distributors.

Tier-one distributors and exclusive tier-two distributors are supported by our sales and marketing team. The team also monitors their activities regularly to ensure that they comply with our sales guidelines, policies and procedures. We, however, cannot assure you that our tier-one distributors and exclusive tier-two distributors will fully comply with their contractual obligations to us. For example, they may:

•	fail to meet sales targets for our products in accordance with relevant agreement;

•	sell our products outside their designated regions, possibly in violation of the exclusive distribution rights specified in the relevant agreement;

•	fail to maintain requisite licenses or otherwise comply with regulatory requirements when selling our products;

•	sell competing products; or

•	violate anti-corruption or other applicable laws during the course of the marketing and sale of our products.

We have no direct relations with most of our non-exclusive tier-two distributors. Our contracts with tier-one distributors contain our sales policies and restrictions, and we depend on our tier-one distributors to enforce these arrangements against our non-exclusive tier-two distributors. As a result, we have limited ability to manage the activities of our non-exclusive tier-two distributors, and we may not be able to timely mitigate or correct any non-compliance by such distributors with our sales policies and restrictions.

If our distributors do not comply with our agreements with them or if they violate applicable laws or otherwise engage in illegal practices with respect to their sales and marketing of our products, then our brand and reputation may be harmed or our sales activities may be disrupted. We could also be liable for such actions by our distributors.

Our international sales are subject to political or economic challenges such as trade barriers and preferential trade arrangements.

Some of our products are exported to Thailand and more than 30 other countries worldwide. We sell our products in these markets through international distributors, which accounted for 13.7%, 12.4% and 11.5% of our revenue in 2017, 2018 and 2019, respectively. As a result, our operations and financial performance are affected by their social, economic, political and regulatory conditions. Furthermore, regulations and policies affecting trade and bilateral relations between the PRC and the countries and regions to which we export our products can adversely affect our international sales in those countries and regions.

We intend to expand our international sales, particularly sales in Southeast Asia. However, we may not be successful in expanding our international sales or operations or benefiting from any such expansion, due to the following factors:

•	fluctuations in foreign exchange rates;

•	inability to execute or manage international expansion;

•	instability of local political and economic conditions;

•	difficulties caused by cultural or language differences;

•	inability to timely attract or train sufficient experienced staff and skilled workers in each international market;

•	increasing costs and expenses associated with maintaining marketing and sales efforts or establishing other operations outside the PRC;

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

Import taxes, anti-dumping duties or other protection measures could have an adverse impact on the prices and sales of our export products and may significantly divert the resources and attention of our management. Furthermore, preferential trade arrangements between our expansion targets and other countries may be a barrier for us to successfully expand our international sales. For example, the member states of ASEAN (i.e. the Association of Southeast Asian Nations, comprising ten countries in Southeast Asia including Vietnam and Thailand) reduced their intra-regional tariff on automobiles from 50% in 2015 to 30% in 2017 through their Free Trade Agreement. The tariff was further reduced to 0% in 2018, which remained the same in 2019, for completely built units of automobiles, resulting in a major challenge for domestic manufacturers and lowering demand for our products.

If we are unable to successfully expand our international sales or operations, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may not be able to prevent the distribution of our products to countries, governments, entities or persons targeted by United States economic sanctions, especially when we sell our products to independent non-U.S. distributors over which we have limited control.

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

Historically, a small portion of our export products were sold to independent non-U.S. distributors located in countries subject to U.S. economic sanctions. We ceased selling our products to U.S. sanctioned countries in October 2010 and have implemented measures to prevent any future sales of our products to any sanctions targets. We believe that, under their current terms, U.S. economic sanctions do not apply to our historical activities with respect to the sanctioned countries named above. Due to our limited control over our independent non-U.S. distributors, however, we may be unable to prevent all potential resales or transfers of our products to sanctions targets. We do not always know the end-users to whom our distributors resell our products, and, although we have required our distributors to covenant with us not to resell our products to sanctions targets, one or more of our distributors may breach that covenant.

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

We rely on a limited number of suppliers for steel and locking rings, which are materials important to our production.

Steel accounts for a substantial portion of our current total raw material requirements. Our manufacturing process requires us to procure steel that meets certain specifications, and we purchase such steel from a handful of established key suppliers. Although there are alternative steel suppliers in the market, any disruption in steel from our key suppliers may disrupt our manufacturing operations until we can secure customized steel from other suppliers at similar pricing and other terms in a timely manner. We cannot assure you we will always be able to secure customized steels from alternative suppliers in a timely manner at commercially acceptable terms, or at all.

We typically enter into annual supply agreements with our steel suppliers. We cannot assure you that our annual agreements with the relevant suppliers will be renewed on a timely basis, on the same terms as we have previously received or at all. We do not hedge or otherwise fix supply prices in advance by contract, although we typically increase our inventory of steel when prices decline and limit our purchases to the extent possible when steel prices increase. Accordingly, we cannot assure you that we will be able to purchase sufficient quantities of the appropriate types of steel for our various products at the prices we have historically paid.

Locking rings is a key component used in our production of tubed steel wheels. We source a majority of our locking rings from a limited number of suppliers. Similarly, we may be unable to obtain adequate supplies of locking rings at or lower than the prices we have historically paid. If any of the above events occur, our business, financial condition, results of operations and prospects could be adversely affected.

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

We operate in a highly competitive industry. For our PRC sales, we primarily compete with Shandong Xingmin Wheel, Dongfeng Motor Wheel, Changchun FAWAY Automobile Components, Xiamen Sunrise Wheel and Alcoa Inc, Zhejiang Jingu Company Limited. For our international sales, we primarily compete with local wheel manufacturers in our target markets. Our success depends, among other things, on our ability to maintain and improve our products and production capabilities to meet the needs of our existing and new customers. In particular, there is intense competition for a limited number of OEM customers. If our products do not meet the requirements of our customers, if our competitors offer better products or more competitive prices for similar products or if our products otherwise fail to compete successfully in the industry, our financial performance may be adversely affected.

In addition, there is increasing consolidation within the commercial wheel industry in the PRC. If we fail to maintain or increase our market share, this consolidation in our industry could cause our competitors to develop advantages over us in their available capital, per-unit cost in manufacturing operations, purchasing power with suppliers, pricing power with customers, scale of distribution network, brand recognition and other factors that could adversely affect our business, financial condition, results of operations and prospects.

Changing market trends cause constant shifts in preferences among product types, and we may not react in time to meet varying market demands.

The market for commercial wheels is constantly evolving, with demand for different types of wheels shifting over time. For example, it is anticipated that tubeless steel wheels will gradually displace demand for tubed steel wheels and that there will be a shift from steel wheels to aluminum wheels. These trends are driven by a desire for wheels that provide greater safety and/or fuel efficiency. Successfully meeting the changing market demands will be critical for us to remain competitive in the industry.

Changing market trends may affect our existing and planned products. We anticipate incurring significant costs to appropriately accommodate changing market trends. For example, we have developed new energy-saving and environmentally friendly steel wheels, such as the “Tulou Steel wheel” wheel, and aluminum wheels for various types of vehicles such as high-end minibuses and devoted substantial efforts toward the promotion of these products, including cooperating with large logistics companies in the PRC to allow their customers to test-install and try out our light-weight wheels. We have devoted significant financial and other resources to these activities and expect to incur additional costs in the future.

We may not be successful in keeping up with or foreseeing changing demands in the market, and we may not otherwise realize the full benefit of our investments made in anticipation of any particular market trend. Although we actively engage in research and development activities to keep up with changing market demands, we cannot assure you that we will successfully meet future market demands. Any of these factors could adversely affect our business, financial condition, results of operations and prospects.

Our product development efforts, especially our efforts to develop aluminum wheel products, may not result in successful new products that meet changing market demands.

Product development is important to our competitiveness and business growth. We devote significant resources to enhance our manufacturing processes, improve existing products and introduce new products to meet changing market demands. In particular, we focus on the research and development of aluminum wheels for commercial vehicles.

We launch new projects from time to time as we continue to develop new and enhanced steel wheels and further enhance our research and development efforts in aluminum wheels. As a percentage of revenue, we expect our research and development expenses to remain relatively stable for the foreseeable future. Research and development activities, however, are inherently uncertain, and the success of our new products will depend on a number of factors, including product quality, competition, customer acceptance, price, general market conditions, government policies, our ability to reflect customer feedback into our new products, our ability to accurately assess technological trends and customer needs and the strength of our marketing and distribution capabilities.

We have limited experience in designing and producing aluminum wheels on a commercial scale. We expanded into the aluminum wheel market in 2015, and the market has remained a challenge for us. The production of aluminum wheels differs from that of our existing steel wheel products. For example, aluminum wheels require certain manufacturing equipment and techniques different from those used for steel wheels. Therefore, we may not be successful in the aluminum wheel market. Our competitors may be able to introduce aluminum wheels to markets faster than us, adopt more efficient manufacturing techniques, or develop products that are more effective or commercially attractive than ours. If we fail to succeed in the aluminum wheel market, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may not successfully manage utilization rates in our production facilities.

Our future success depends on, among other things, our ability to reach and maintain an optimal production capacity and to maximize the utilization rate of our production capacity. If we fail to achieve either, we may be unable to benefit from economies of scale to decrease our cost per wheel, apply capital efficiently, improve our profitability, maintain our leading competitive position in the commercial wheel industry, or meet customer needs.

As of December 31, 2019, our manufacturing facilities had a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels, of which 9.5 million units were tubed steel wheels, 5.5 million units were tubeless steel wheels, 33,600 units were off-road steel wheels and 0.5 million units were aluminum wheels.

We have significantly expanded our production capacity and are planning to steadily expand our manufacturing facilities further in the long-term, depending on market conditions. Demand for our products may exceed our production capacity in future periods, in which case we may be required to further expand our production capacity to maintain or increase our market share. However, such future expansion is subject to significant risks and uncertainties, including:

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

We depend on the continuing efforts of our executive management team and other key personnel. Losing their services would severely disrupt our business and operations.

Our future success depends substantially on the continuing services of our senior management team, in particular, Mr. Jianhui Lai, our founder, chairman, chief executive officer and controlling shareholder. Mr. Lai has over 20 years of experience in the commercial wheel industry, particularly in managing vehicle wheel businesses. Mr. Lai’s experience and efforts have been instrumental in the development of our company. If Mr. Lai or any of our other senior executives or key personnel are unable or unwilling to remain with our company, we may not be able to replace them with appropriate candidates, our business may be disrupted and our business, financial condition, results of operations and prospects may be materially and adversely affected.

We do not maintain key-man insurance for members of our management team or any of our other key personnel. If we lose the services of any member of our senior management team or key personnel, we may not be able to locate suitable or qualified replacements, and we may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose some of our customers and trade secrets. While we generally attempt to protect our trade secrets by entering into non-disclosure, confidentiality and non-competition agreements with our executive officers as well as key personnel who have access to sensitive and confidential information, we cannot assure you that, in light of uncertainties associated with the PRC legal system, these agreements could be enforced in the PRC.

A skilled labor force is important to our business, and our failure to continue to attract, train and retain our highly qualified technical personnel could undermine our long term growth.

Our success will depend, to a significant extent, on our ability to attract, train and retain technical experts, research and development personnel, engineers, post-sales services personnel and sales and marketing personnel, particularly those with expertise and experience in the automotive or automotive component industry. There is substantial competition for those professionals, and there can be no assurance that we will be able to continuously attract or retain them. If we are unable to attract and retain valuable employees, to keep pace with our expected growth, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Labor costs in the PRC may continue to increase.

Labor is a key component of our manufacturing operations. Our total staff costs in 2017, 2018 and 2019 were RMB274.5 million, RMB274.4 million and RMB262.8 million (US$37.8 million), which represented 9.7%, 8.7% and 10.5% of our revenue in each of those years, respectively. Our manufacturing facilities are located in the PRC. As the PRC economy continues to develop, its labor force is becoming more educated and is undergoing other demographic changes. Labor law requirements and changing demographic factors may increase our costs of labor in the PRC.

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

Our customers may default in their payments to us from time to time. We conduct regular reviews of our credit exposure to our customers. Credit risk arises from events and circumstances beyond our control, and many are difficult to anticipate or detect, such as an economic downturn or deterioration in the financial position of our customers. As of December 31, 2017, 2018 and 2019, we had trade receivables of RMB587.5 million, RMB527.0 million and RMB369.7 million (US$53.1 million), respectively, which represented 20.8%, 16.7% and 14.8% of our revenue in each of those years, respectively.

We offer different credit terms for customers in different operating segments:

•

For our PRC aftermarket sales, our tier-one distributors are required to provide us a credit deposit typically equal to approximately one-month of their indicative annual purchase amount. Depending on the actual sales amount, we typically provide our tier-one distributors a credit term of 45 to 55 days from the delivery of our products.

•	For our PRC OEM sales, we typically provide our OEM customers a credit term of 90 days from the delivery of our products, depending on the sales amount.

•

For our international sales, we typically provide our customers a credit term of 30 days from delivery of our products. For certain new international customers, we require payment of the entire purchase price at the time of purchase.

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

Our results of operations have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter as a result of a number of factors, many of which are beyond our control, including:

•	seasonal or periodic fluctuations in our customers’ and end-users’ businesses, which could cause variability or unpredictability in the volume and timing of our customers’ purchase orders;

•	price fluctuations and shortages of raw materials that we purchase from suppliers;

•	our ability to expand our internal production capacity to meet customer demand in a timely and cost efficient manner;

•	foreign currency fluctuations, particularly fluctuations in the exchange rates of the Renminbi and U.S. dollar;

•	our success in maintaining, establishing and expanding customer relationships;

•	changes in our manufacturing costs, selling prices and revenue mix;

•	timing of new product or technology developments, announcements, or introductions by us or our competitors and other developments in our competitive environment;

•	changes in the regulatory environment of our industry; and

•	economic, political and other conditions in the PRC and elsewhere.

Historically, our revenues have typically been higher in the second and fourth quarters and lower in the first and third quarters of each year. We cannot be certain if or how our results of operations will be affected by seasonal trends in future periods.

In addition, if our revenue in a particular quarter is lower than expected, we may be unable to reduce our operating expenses, in particular our advertising and promotion expenses, for that quarter by a corresponding amount. This could have a material adverse effect on our operating results for that quarter. You should not rely on our results from any quarter as an indication of future performance. Quarterly variations in our operations could result in significant volatility in the market for our ADSs. The occurrence of any of the risks described above could result in harm to our business, financial condition, results of operations and prospects, especially if it continues for a period of time or is not mitigated in subsequent periods.

The consequences of the COVID-19 outbreak in the PRC to economic conditions and the automobile industry in general, and the financial position and operating results of our Company in particular, have been material in the first quarter of 2020. The resulting unavoidable lockdowns and travel restrictions in the PRC have caused major disruptions in the automobile industry, affecting customers, supply chains, workers, service networks and other automobile-related occupations as well as a massive disruption to the movement of products and people in the first quarter of 2020. Our operational and financial results during the first quarter of 2020 were adversely affected by these impacts.

Our business operations could remain successful, but we may record a significant charge to earnings if the value of our tangible and intangible assets are impaired due to changes in external factors unrelated to our operations.

We are required under International Financial Reporting Standards to test for impairment on tangible and intangible assets annually or more frequently when events or changes in circumstances indicate the carrying value may not be recoverable. We need to consider information from both external sources (such as market interest rates, significant adverse changes in the technological, market, economic or legal environment in which we operate, market capitalization being lower than net assets) and internal sources (such as internal restructurings, evidence of obsolescence or physical damage to the asset). We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our tangible and intangible assets is determined.

Our patents, trademarks and other intellectual properties are important assets for our business; if we are unable to protect them, or if other parties claim we are infringing their intellectual property, then our business, financial condition, results of operations and prospects may be materially and adversely affected.

We own a large portfolio of intellectual property rights in the PRC to protect the technologies, inventions and improvements significant to our business, and we believe that this portfolio is important for us to maintain a competitive advantage in the marketplace. As of December 31, 2019, we owned 110 patents in the PRC and 656 trademarks registered with the PRC Trademark Office. We are currently in the process of applying for 8 additional trademarks in the PRC. We also have a number of trademarks and trademark applications in other countries.

Our success will depend in part on our ability to obtain and enforce protection for patents, trademarks and other intellectual property against third-party challenges. Our efforts may not be successful due to the following limitations:

•

We will only be able to protect our patents, trademarks and other intellectual properties from unauthorized use by third parties to the extent that we have valid and enforceable intellectual property rights with respect to these properties. Furthermore, the degree of future protection of our intellectual property rights is uncertain because legal means may only provide limited protection and may not adequately protect our exclusive proprietary interest or permit us to gain or keep our competitive advantage.

•

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

•

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

•

We have sold, and expect to continue to sell, a significant portion of our products outside the PRC, where we currently have no patent protection . In these jurisdictions, others may obtain patents for substantially equivalent technologies or processes and prevent us from selling any of our products that infringe those foreign patents in those countries.

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

If we are not able to protect our patents, trademarks and other intellectual properties, we will not be able to exclude competitors from developing or producing competing products using the relevant technologies or processes. Similarly, if other parties assert claims that we are infringing their intellectual property, they may be able to prevent us from using certain technologies or processes or from producing certain types of products. Any of these situations may adversely affect our business, financial condition, results of operations and prospects.

Our future capital needs are uncertain, and we may not be successful in raising sufficient funds in the future, particularly to fund our expansion activities.

Our business is capital intensive. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions.

Further, our expenditures may exceed our current expectations. Unexpected increases in expenditures could occur for a number of reasons, including, for example, if we devote a significant amount of financial resources to expansion of production capacity or to the research and development of new products or manufacturing techniques that we believe to have significant commercial potential. In particular, we require a significant amount of capital for the expenditures on the purchase of property, plant and equipment.

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

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation.

Section 404 of the Sarbanes-Oxley Act of 2002 requires public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their annual reports.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2019. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could also result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation. Furthermore, if we fail to maintain effective internal control over financial reporting in the future, we may also need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

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

Our business has benefited from certain PRC government tax incentives, most of which have expired.

Our PRC subsidiaries are subject to PRC enterprise income tax at a statutory rate of 25.0%, except for (i) Zhengxing Wheel, which was recognized as a “High and New Technology Enterprise” and enjoyed a preferential tax rate of 15.0% from 2008 to 2019 (ii) Zhengxing Group Langfang Wheel Co., Ltd., which was recognized as a “High and New Technology Enterprise” and enjoyed a preferential tax rate of 15.0% from 2009 to 2014, (iii) Zhengxing Group Hefei Wheel Co., Ltd., which was recognized as a “High and New Technology Enterprise” and enjoyed a preferential tax rate of 15.0% from 2010 to 2015, (iv) Hua’an Zhengxing Wheel Co. Limited, which was recognized as a “High and New Technology Enterprise” and enjoyed a preferential tax rate of 15.0% from 2017 to 2019 and (v) Zhengxing Group Chengdu Wheel Co., Ltd., which is an entity incorporated in the western region of the PRC in July 2004 and with more than 70.0% of its total income from the business of a state-encouraged industry and is entitled to a preferential tax rate of 15.0% from its date of inception to the end of 2020.

These preferential income tax rates are subject to periodic review and renewal by PRC authorities. If our subsidiaries fail to maintain their preferential tax status, their applicable enterprise income tax (EIT) rate may increase to up to 25.0%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

We also benefit from PRC tax policies designed to encourage exports. In the PRC, steel and aluminum wheels are subject to a value-added tax, or VAT, of 13.0%, but we receive a full rebate of or exemption from the VAT for the steel and aluminum wheels exported by us. The value of these VAT exemptions and rebates amounted to approximately RMB64.4 million, RMB62.3 million and RMB43.4 million (US$6.2 million) in 2017, 2018 and 2019, respectively. However, these VAT exemptions and rebates for exported steel wheels may be eliminated by the PRC government. If this occurs, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may suffer uncompensated losses from events that disrupt our operations because we do not have adequate insurance.

We currently only maintain insurance covering our major fixed assets, equipment and machinery. Our manufacturing operations are subject to risks including fire, theft, labor disputes, equipment breakdown or failure, natural disasters and non-compliance with the applicable laws or regulations. If any of these events occur at our manufacturing facilities, our manufacturing operations may be materially and adversely disrupted. There is no certainty that our insurance for our major fixed assets, equipment and machinery is sufficient to indemnify us against the losses that may arise from such events. We do not currently maintain insurance coverage for business interruption, product liability or death of key members of management. If an event occurs for which we have inadequate or no insurance coverage, our business, financial condition, results of operations and prospects may be adversely affected.

Risks Relating to Doing Business in the PRC

The PRC has experienced a slowdown in its economic development, and the future performance of the PRC economy could adversely affect our business and prospects.

We conduct most of our business and generate substantially all of our revenues in the PRC. Economic conditions in the PRC are sensitive to global economic conditions, changes in government policies and the expected or perceived overall economic growth rate in the PRC. We expect the PRC economy in the near future to be susceptible to challenges and uncertainties, such as the following:

•

While the PRC economy has experienced significant growth in the past 30 years, such growth may not continue. The growth rate of the PRC real gross domestic product, or GDP, declined from approximately 7.7% in 2012 to 6.1% in 2019. Because of the domestic and international challenges the PRC faces from time to time, its GDP growth rate may further decline.

•

COVID-19, a disease caused by a novel strain of coronavirus, has spread globally, and the World Health Organization declared the outbreak of COVID-19 a pandemic on March 13, 2020. The outbreak of the COVID-19 pandemic and its impact could cause a global recession and a significant slowdown in the economic development in many countries, including the PRC, and even long-term economic depression. The global economy may continue to deteriorate in the future. As the PRC is increasingly connected with the rest of the world, any slowdown or decline of global economy could adversely impact its economy in various respects, including reduced exports, decreased consumer spending, higher unemployment levels, lower business confidence and continued volatility of financial markets.

•

The US-China trade war started in January 2018 and has kept escalating. Both countries have introduced tariffs on goods traded with the other. Despite the phase one trade deal reached between the PRC and the United States, there is no assurance that the trade disputes between the two countries can be fully resolved in the near future. Recently there have been heightened tensions in the economic relations between the United States and the PRC. The adoption and expansion of trade restrictions or other governmental action related to tariffs or trade policies has the potential to adversely impact the PRC economy.

•

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among the PRC and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

A deterioration in the PRC business environment due to the slowdown in economic growth could reduce business activities and demand for our products, which could materially and adversely affect our business, financial condition and results of operations.

Changes in government policies in the PRC could adversely affect our business and prospects.

We conduct all of our manufacturing activities in the PRC and have historically derived the majority of our revenue from sales to customers in the PRC. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in the PRC. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy, it differs from the economies of most developed countries in many respects. A substantial portion of the productive assets in the PRC is still owned by the PRC government, and the PRC government maintains significant control over economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Our business could be adversely affected by changes in the PRC government’s policies to control the economy. For example:

•	Measures to control capital investments and curtail the perceived over-capacity of certain industry sectors, such as steel, could affect our supply chain.

•	Measures to control inflation, including interest rate increases, could decrease economy activities, which could in turn reduce the demand for our products.

•

Measures in response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar, such as stricter vetting procedures for the PRC-based companies to remit foreign currency for overseas acquisitions could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business or otherwise fund and conduct our business.

•	Measures to contain the spread of COVID-19, such as restrictions on inter-province transport, could increase our production and transportation costs and disrupt our product sales.

Any adverse change in government policies in the PRC could have a material and adverse effect on overall economic growth, particularly in the automotive industry in the PRC, which in turn could lead to a reduction in demand for our products and consequently have a material and adverse effect on our businesses.

Uncertainties with respect to the PRC legal system could limit the protections available to our business.

We conduct all of our business through subsidiaries established in the PRC. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in the PRC. Our business is subject to uncertainties under the PRC legal system. For example:

•

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in the PRC. Many laws, rules and regulations, however, are relatively new. As the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us.

•

We rely on PRC law-governing contracts and PRC statutes to protect our intellectual property rights, confidentiality and non-compete rights. We may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy. The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of PRC administrative and court proceedings and the level of legal protection we enjoy in the PRC than in more developed legal systems. These uncertainties may impede our ability to enforce the agreements we have entered into with our business partners, distributors, customers and suppliers. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of our resources and management attention.

•

The PRC legal system is based, in part, on government policies and internal rules. Some of these policies and rules are not published on a timely basis, and some of them may be enforced with a retroactive effect. We therefore may not be aware of a violation of a policy or rule until sometime after the violation. For example, Currently, all governmental approvals relating to our operations and production capacity expansion plans have been issued by the relevant competent local government authorities. However, if a central government agency requires us to obtain its approval and we fail to obtain such approval in a timely manner, or at all, we may be subject to the imposition of fines against us or the suspension or cessation of our production capacity expansion plans.

Such uncertainties, including the inability to enforce our agreements, could materially and adversely affect our business and operations. Further, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to our business.

Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows.

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars, of our net assets, earnings and any declared dividends payable on our ordinary shares in foreign currency terms. The value of the Renminbi against U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC and international economic conditions and foreign exchange policies.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of the PRC, or PBOC. Between July 2005 and July 2008, the PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. In August 2015, the PBOC announced that the mid-point exchange rate for the floating range of Renminbi against the U.S. dollar will be determined based on market maker submissions that take into account the Renminbi-U.S. dollar exchange rate at the previous day’s closing of the inter-bank spot foreign exchange market, the supply and demand dynamics and the movements of other major currencies.

Since October 1, 2016, the Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which certain of our cash and cash equivalents and bank deposits are denominated. If we incur, in the future, debt denominated in currencies other than the Renminbi, such as in the U.S. dollar, the fluctuation of the Renminbi against the other currencies could adversely affect our financial condition and results of operations. We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

The ability of our PRC subsidiaries to make payments to us is subject to PRC regulatory restrictions.

We currently conduct our business through our subsidiaries established in the PRC. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. For example:

•

The Renminbi currently is not a freely convertible currency. Under the “capital account,” which includes, among others, foreign direct investment, prior approval of the State Administration of Foreign Exchange, or SAFE, is needed prior to conversion of Renminbi into foreign currency. On the other hand, under the “current account,” which includes trade, payment of dividends and service-related foreign currency transactions, the Renminbi is currently freely convertible. The ability of our operating subsidiaries in the PRC to satisfy their foreign exchange obligations, pay dividends to us, and obtain foreign exchange through equity financing, including by means of capital contributions from us, depends on the foregoing foreign exchange control regulations in the PRC.

•

Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reaches 50.0% of its registered capital. Restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. As of December 31, 2019, the accumulated profits of our PRC subsidiaries that were unrestricted and were available for distribution amounted to RMB1,721.0 million (US$247.2 million).

•

Under the EIT Law and its implementation rules, PRC enterprise income tax at the rate of 10.0% is generally applicable to dividends payable to investors that are “non-resident enterprises,” to the extent such dividends have their sources within the PRC, unless the tax rate is reduced by a tax treaty between the PRC and the relevant jurisdiction. We are a British Virgin Islands holding company, and substantially all of our income may come from dividends we receive from our subsidiary located in Hong Kong, which in turn derives substantially all of its income from our indirect subsidiaries located in the PRC. If our subsidiary in Hong Kong is considered a non-resident enterprise, dividends it receives from the subsidiaries in the PRC will generally be subject to a 10.0% withholding tax under the EIT Law and its implementing rules, or 5.0% withholding tax if the tax treaty between Hong Kong and the PRC is applicable, either of which will reduce the amount of dividends, if any, we may pay to our shareholders and ADS holders.

If we are treated as a resident enterprise for PRC tax purposes under the EIT Law, we will be subject to PRC income tax on our global income.

Under the EIT Law and its implementation rules, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and will generally be subject to the uniform enterprise income tax at the rate of 25.0% on its global income, which excludes dividends received directly from another PRC resident enterprise. “De facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the State Taxation Administration, or the STA, issued the Notice on Determination of Tax Resident Enterprises of Chinese-controlled Offshore Incorporated Enterprises in accordance with Their De Facto Management Bodies, or Circular 82, that sets forth certain specific criteria for determining whether the “de facto management bodies” are located in the PRC for an offshore incorporated enterprise controlled by PRC enterprises. However, the relevant PRC laws and regulations remain unclear as to how PRC tax authorities will treat an overseas enterprise, with all of its management team members residing in the PRC, invested or controlled by another overseas enterprise as in our case. If we are treated as a resident enterprise for PRC tax purposes, we would be subject to PRC enterprise income tax at the rate of 25.0% on our global income, which could adversely affected our net income and results of operations.

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

Our financial performance and prospects could be affected by natural disasters or health epidemics in the PRC.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics in the PRC. For example, our business and results of operations could be adversely affected by the effects of the outbreak of COVID-19 in the PRC in late 2019. On January 23, 2020, the PRC government began to lockdown key areas of the PRC to limit the spread of this dangerous virus. Widespread travel restrictions were implemented and all non-essential businesses were shuttered in heavily affected areas in the PRC. As we are headquartered in the PRC, our operations have been largely suspended since the beginning of the Chinese New Year in late January 2020 through early March of 2020. In mid-March, the PRC government started easing travel restrictions within the PRC, and we have been gradually ramping up operations to accommodate customer demand. However, the COVID-19 virus has since spread beyond the PRC borders, disrupting global supply chains and hampering consumer confidence and business sentiment. The COVID-19 pandemic has impacted our operating results in the first quarter of 2020 and there is substantial uncertainty as to whether operating results in the second quarter of 2020 could fully return to normal.

We are unable to predict the effect, if any, that any future natural disasters and health and public security hazards may have on our business. Furthermore, such natural disasters and health and public security hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in the PRC.

Any disclosure of documents or information located in the PRC by foreign agencies may be subject to jurisdiction constraints and must comply with the PRC state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in the PRC. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

Our auditors are currently not inspected fully by the Public Company Accounting Oversight Board.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or PCAOB, is required by the laws in the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws in the United States and professional standards. However, because we have substantial operations within the PRC, the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the PRC authorities. As a result, our auditors are currently not inspected fully by the PCAOB. This current state of affairs carries the following risks:

•

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

•

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

•

Since 2011, the SEC and the PCAOB has sought to obtain access to the audit work papers and related documents from the PRC affiliates of the “big four” accounting firms. The firms were, however, advised and directed that under PRC law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in the PRC had to be channeled through the CSRC. The SEC may continue to challenge the four PRC-based accounting firms’ compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or such challenge could result in the SEC imposing penalties such as suspensions. Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

•

In June 2019, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular the PRC, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. The bill is in the first stage of the legislative process. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted.

The PCAOB’s inability to carry out inspections of auditors in the PRC is an issue that has vexed U.S. regulators in recent years. On April 21, 2020, the SEC and the PCAOB issued a joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including the PRC, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in the PRC, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem. There has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting the PRC-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of the PRC-based issuers listed in the United States.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management, and the ability of U.S. authorities to bring actions in the PRC may also be limited.

We are a company incorporated under the laws of the British Virgin Islands, and substantially all of our assets and our subsidiaries are located in the PRC. In addition, most of our directors and officers reside within the PRC, and substantially all of the assets of our directors and officers are located within the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside the PRC upon most of our directors or officers, including with respect to matters arising under applicable laws and regulations. Moreover, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other western countries.

As a result, recognition and enforcement in the PRC of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Even if you sue successfully in a U.S. court or any of the other jurisdictions mentioned above, you may not be able to collect on such judgment against us or our directors and officers. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or officers in the PRC.

Risks Relating to Our ADSs

Our ADSs were delisted from the New York Stock Exchange on December 17, 2018 and are currently being quoted on the over-the-counter market.

On June 14, 2018, following an investigation of the trading activity of our ADSs during certain periods in 2015 and 2016, the regulation staff of the New York Stock Exchange, or the NYSE, suspended trading in our ADSs on the NYSE, and initiated delisting proceedings. An NYSE press release announcing the decision cited events “contrary to the public interest and not in keeping with sound public policy, pursuant to Section 802.1D of the [NYSE’s] Listed Company Manual.” On June 28, 2018, we filed a notice to request a hearing to appeal the decision to a Committee of the Board of Directors of the NYSE. The hearing was held on October 11, 2018. On December 4, 2018, the Committee affirmed the determination to delist our ADSs, and the NYSE filed a Form 25 with the SEC on December 6, 2018.

When the delisting proceedings were announced, the closing price of our ADSs dropped from US$1.38 on June 13, 2018 to US$0.8 on June 18, 2018. The price of our ADSs has since experienced fluctuations. The trading volume and liquidity of our ADSs have also been negatively affected because, since June 18, 2018, they have been quoted on the over-the-counter markets and are not listed or traded on any national exchange. Stocks quoted on the over-the counter markets ordinarily have much lower trading volume than those listed on a national exchange, such as the NYSE or Nasdaq. Fewer market makers take interest in shares traded over-the-counter, and accordingly the markets for such shares are less orderly than is usual for NYSE-listed stocks. As a result of the low trading volumes ordinarily obtained in over-the counter markets, sales of our ADSs in any significant amount could not be absorbed without a dramatic reduction in price. Moreover, thinly traded shares in the over-the-counter markets are more susceptible to trading manipulations than is ordinarily the case for more actively traded shares.

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

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.

Consequently, the penny stock rules may affect the ability of broker-dealers to trade our ADSs. We believe that the penny stock rules discourage investor interest in and limit the marketability of our ADSs.

We and certain of our directors and officers have been named as defendants in a shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against a shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuits should our initial defenses be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defenses of these lawsuits are unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, since August 2008, multiple exchanges in the United States, Europe and other countries and regions, including the PRC, experienced sharp declines in response to the growing global credit market crisis and the recession in the United States and Europe. Prolonged global capital markets volatility may affect overall investor sentiment towards our ADSs, which would also negatively affect the trading prices for our ADSs.

Our controlling shareholder has substantial influence over our company and its interests may not be aligned with your interests.

As of June 5, 2020, our controlling shareholder, Mr. Jianhui Lai (through Newrace Limited) beneficially owned approximately 69.5% of our outstanding ordinary shares. Mr. Lai is also our founder, chairman and chief executive officer. Please refer to Item 6E “Directors, Senior Management and Employees—Share Ownership” and Item 7B “Major Shareholders and Related Party Transactions—Related Party Transactions—Restricted Shares Granted to Mr. Yifan Li by Newrace Limited.” Our controlling shareholder has a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those who purchased ADSs in our initial public offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

A. History and Development of the Company

Our business was founded by Mr. Jianhui Lai, our chairman, chief executive officer and controlling shareholder, in 2003 under Zhengxing Wheel, a PRC company.

We, China Zenix Auto International Limited, were incorporated in the British Virgin Islands on July 11, 2008. Zhengxing Wheel became a wholly-owned subsidiary of the Company in December 2008. We completed our initial public offering, which involved the sale by us and a selling shareholder of our ADSs on May 17, 2011, with a concurrent listing of our ADSs on the New York Stock Exchange. We generated US$59.5 million in net proceeds from our initial public offering, after deducting approximately US$4.9 million for underwriting discounts and commissions, and approximately US$5.3 million for other expenses. Our ADSs were delisted from the New York Stock Exchange on December 17, 2018. An NYSE press release announcing the staff’s delisting decision cited events “contrary to the public interest and not in keeping with sound public policy, pursuant to Section 802.1D of the [NYSE’s] Listed Company Manual.” We appealed against the staff’s delisting decision but the decision was affirmed.

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

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

As of December 31, 2019, our authorized share capital consisted of 500,000,000 ordinary shares of par value US$0.0001 each, of which 206,500,000 were issued and outstanding, including 62,499,988 ordinary shares represented by 15,624,997 ADSs.

B. Business Overview

Overview

We are one of the largest commercial wheel manufacturers in the PRC in both the aftermarket and OEM market in terms of sales volume, and we have maintained significant market share in recent years. We believe that our products enjoy premium brand recognition in the industry, especially among end-users. We also export our products to more than 30 countries worldwide.

We design, manufacture and sell high quality steel wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial wheel industry. We currently offer more than 883 series of tubed steel wheels (which are typically used in commercial vehicles using tires that contain a rubber inner tube), tubeless steel wheels (which are typically used in commercial vehicles using tubeless tires), and off-road steel wheels (which are typically used in construction vehicles and other types of off-road vehicles). Each series of steel and aluminum wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers. We believe that our products are well recognized for safety, strength and durability by our customers, especially under extreme road conditions, and that our products exceed industry standards in all major technical aspects, including safety, durability and stability. We have won a number of awards in the PRC in recognition of, among other things, our overall business operation capabilities, brand awareness and market share. For example, we were awarded The 10th National Hundred Excellent Auto Parts Supplier Certificate in 2015 and Annual Economic Construction Contribution Award of People’s Republic of China in 2016, and were certified as Academician expert workstation in 2018. We were also recognized as The Top 100 Fujian Manufacturing Enterprise and were awarded the Certificate of the 4th Cross-Strait (Zhangzhou) Industrial Design Innovation Competition (Third Prize) and Environmental Management System Certification in 2019.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network, which we believe is one of the most extensive distribution networks among commercial vehicle wheel manufacturers in the PRC. In international markets, we sold our products to more than 60 distributors in the aftermarket as of December 31, 2019.

We have six manufacturing facilities across China, located in Zhangzhou, Fujian Province; Langfang, Hebei Province; Chengdu, Sichuan Province; Hefei, Anhui Province; Benxi, Liaoning Province; and Hua’an, Fujian Province. These manufacturing facilities are strategically located in close proximity to our steel suppliers, our OEM customers or ports for export, which we believe provide us with a significant advantage in production costs. Since our inception in 2003, we have established an integrated production platform covering all aspects of the design and production of a wide range of steel wheels, enabling us to quickly develop high quality products which are responsive to our customer needs, as well as to continuously improve our manufacturing process and operational efficiency.

We are committed to the research and development of new models of wheels as well as ongoing enhancements in existing product quality and production technology, in order to effectively adapt to changing demands of our customers for better quality wheel products, as well as to improve our production efficiency. We maintain our own research and development team which we believe is one of the largest in the PRC commercial wheel industry. As part of our commitment to research and development, we have amassed a large patent portfolio through internal development covering all three types of patents, namely invention, utility model and design patents.

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

Our Products

We design, manufacture and sell steel and aluminum wheels in the PRC and internationally, which are used primarily in commercial vehicles. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2019, such network consisted of 3,261 distributors in the PRC, including 23 tier-one distributors, 2,120 exclusive tier-two distributors and 1,118 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. In addition, we sell our products outside the PRC to international distributors in the aftermarket, primarily in Thailand and more than 30 other countries worldwide.

We currently offer more than 883 series of tubed, tubeless and off-road wheels, with sizes ranging from 8 to 51 inches in diameter and 3 to 28 inches in width and which meet various specifications (including designs and colors) of our customers. In addition, we also sell our wheel components such as wheel discs to distributors for use in the aftermarket in the PRC and internationally, which accounted for an insignificant portion of our revenue in 2017, 2018 and 2019.

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

We currently offer more than 377 series of tubed steel wheels with sizes ranging from 15 to 24 inches in diameter and 4.5 to 14 inches in width. Tubed steel wheels generated 45.4%,46.1% and 45.1% of our revenue in 2017, 2018 and 2019, respectively.

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

We currently offer more than 342 series of tubeless steel wheels with sizes ranging from 8 to 26 inches in diameter and 3 to 20 inches in width. In particular, we have developed a type of tubeless steel wheel using a patented production technique for the design of the wheel disc. This type of wheel, other than its improved strength and reduced weight, exceeds industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan). Tubeless steel wheels generated 43.9%, 41.1% and 40.8% of our revenue in 2017, 2018 and 2019, respectively.

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

We currently offer more than 145 series of off-road steel wheels with sizes ranging from 15 to 51 inches in diameter and 6.5 to 28 inches in width. We commenced sales of off-road steel wheels in 2008 which accounted for 1.8%, 1.6% and 2.2% of our revenue in 2017, 2018 and 2019, respectively.

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

We currently offer more than 19 series of tubeless aluminum wheels. For 2017, 2018 and 2019, sales of aluminum wheels accounted for 6.8%, 8.9% and 9.8% of our revenue, respectively.

Manufacturing

Manufacturing Facilities

We have six manufacturing facilities across China, located in Zhangzhou, Fujian Province (our headquarters); Langfang, Hebei Province; Chengdu, Sichuan Province; Hefei, Anhui Province, Benxi, Liaoning Province, and Hua’an, Fujian Province. Our manufacturing facilities are strategically located in close proximity to our steel suppliers, our OEM customers or ports for export. In particular, our manufacturing facilities in Langfang, Hebei Province and Benxi, Liaoning Province are located close to our steel suppliers, and our manufacturing facilities in Chengdu, Sichuan Province and Hefei, Anhui Province are located close to our OEM customers. Our manufacturing facilities in Zhangzhou, Fujian Province are located close to ports for export. These strategic locations enable us to (i) reduce our raw material and product delivery transportation costs, which is an important cost component of both our raw materials and steel wheels, (ii) respond to changes in customer demand quickly and (iii) access a sufficient supply of skilled local labor force at relatively low cost compared to the labor cost at major urban centers in the PRC.

We have undergone a series of expansions to our existing manufacturing facilities. Our production volume for aluminum wheels reached 700 sets and 800 sets per day by the end of 2017 and 2018, respectively. The production volume for aluminum wheels remained at 800 sets per day in 2019.

The following shows the geographic locations of our manufacturing facilities, with floor area and number of employees as of December 31, 2019:

Production Capacity

We believe that we have one of the largest production capacity among commercial wheel manufacturers in the PRC. As of December 31, 2019, our manufacturing facilities had a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels, of which 9.5 million units were tubed steel wheels, 5.5 million units were tubeless steel wheels, 33,600 units were off-road steel wheels and 0.5 million units were aluminum wheels. The size of our manufacturing platform allows us to achieve significant economies of scale as we increase our production volume. With our large scale, we are also able to lower our costs by preparing various wheel components internally.

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

We source our principal raw materials and a majority of locking rings from third-party suppliers and manufacture the remaining wheel components, including rim-shaped steel, wheel rims, wheel discs and the remaining portion of locking rings, internally. We believe that self-producing most of our steel wheel components, in particular rim-shaped steel, enables us to reduce our production costs and production time, ensure timely delivery to meet customers’ orders, and also ensure high product quality. In addition, as one of the largest commercial wheel manufacturers in the PRC, we have been able to maintain more than ten years of relationship with our second largest steel supplier, Benxi Iron & Steel, and our largest steel supplier, Shougang Jingtang Iron & Steel Co., Ltd, from whom we source steel that meets our specific requirements. This allows us to optimize our production process and increase our raw material utilization rate.

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

Design and Production

We conduct each of the above steps in-house. When we commence production of new products, we design and manufacture different molds, based on different customers’ requirements and market needs, which are then used in the production process. Using specialized computer software that enables us to create three-dimensional designs, our highly experienced research and development team can efficiently develop new molds for most types of commercial wheels. With our industry-leading production scale in the PRC and integrated production process, we are able to manufacture a wide variety of molds and quickly commence commercial production of multiple new wheel models at the same time, which distinguishes us from our competitors. Our integrated production process also increases our production efficiency and reduces our dependence on third-party suppliers. Our design expertise, large production scale and integrated production process enable us to adjust our production quickly to respond to changes in market demand for our products. It generally takes us less than one week to produce our existing products after we receive purchase orders.

We maintain separate production lines for our tubed, tubeless and off-road steel wheels. The production of different wheels primarily involves similar processes as described above but different machinery and equipment, molds and techniques. Our production process satisfies ISO/TS 16949 quality management requirements.

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

Aluminum Wheel Manufacturing Facility in the PRC

We anticipate that commercial vehicles will increasingly use wheels made of aluminum instead of steel in the future and commenced our commercial production of aluminum wheels in the third quarter of 2015. Our aluminum wheels are manufactured at an advanced aluminum wheel manufacturing facility (including offices, a research and development center, a test center and employee dormitories) with an aggregate land area of approximately 65,000 square meters in Zhangzhou, Fujian Province. Construction of the facility was completed in September 2015, with the first production line reaching maximum capacity utilization as of the end of 2017. We started investing in our second production line in 2017, which commenced partial production in the fourth quarter of 2017. We have obtained land use rights and property ownership certificates for this manufacturing facility. We have obtained substantially all of the necessary machinery and equipment and are in the process of upgrading a specialized production process designed for manufacturing aluminum wheels for commercial vehicles, conducting research and development, procuring raw materials and recruiting additional industry experts in order to ramp up our aluminum wheel production. We believe we are well positioned to enter the aluminum wheel market, and by developing different types of high quality aluminum wheels and being an early market entrant, we believe that we will be well positioned to capture future growth in the market for aluminum wheels in the PRC as it emerges and also to enter selected international markets over time.

Sales and Marketing

We have a diversified customer base. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2019, such network consisted of more than 3,261 distributors, including 23 tier-one distributors, 2,120 exclusive tier-two distributors and 1,118 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. PRC aftermarket sales accounted for 32.1%, 31.8% and 36.3% of our revenue in 2017, 2018 and 2019, respectively. PRC OEM sales accounted for 54.2%, 55.8% and 52.2% of our revenue in 2017, 2018 and 2019, respectively.

In addition, we sell our products outside the PRC to international distributors in the aftermarket, primarily in Thailand, Vietnam and more than 30 other countries worldwide. International sales accounted for 13.7%, 12.4% and 11.5% of our revenue in 2017, 2018 and 2019, respectively. In 2017, 2018 and 2019, the aggregate sales to our five largest customers accounted for 24.6%, 26.5% and 24.8% of our revenue, respectively.

We have a dedicated sales and marketing team, which had 235, 235 and 233 employees as of December 31, 2017, 2018 and 2019, respectively. The team is responsible for the sales and marketing of our products and managing and supporting our distributors. We believe that the combination of our extensive distribution network and our effective management of such network provides us with the broadest coverage among PRC commercial wheel manufacturers, which has contributed to our leadership position in the PRC aftermarket and presents a significant barrier to entry in that market.

Domestic Sales

Aftermarket Sales

Our products are sold to end-users in the aftermarket in the PRC as replacements for worn out or lower quality wheels through our nationwide distribution network, which covers all provinces, autonomous regions and municipalities in the PRC and includes various distributors, retail stores and repair and maintenance shops. In addition to selling our products, these distributors typically also sell other automotive components. End users in the aftermarket typically focus on wheel manufacturers’ product quality, value for money, brand reputation, technology and ability to develop new products, delivery timeliness, after-sales service and customer relationships.

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

Our PRC aftermarket sales involves the sale of our products to tier-one distributors, which carry our products on an exclusive basis and have direct contractual relationships with us. These tier-one distributors resells our products to tier-two distributors. Tier-two distributors are divided into exclusive and non-exclusive distributors, depending on whether they only sell steel wheels manufactured by us. The number of our tier-two distributors decreased from 2014 to 2019 primarily as a result of the economic slowdown. The following table sets forth the total number of our tier-one, exclusive tier-two and non-exclusive tier-two distributors in the PRC as of December 31, 2017, 2018 and 2019, respectively:

	As of December 31,
	2017	2018	2019
Tier-one	23	23	23
Exclusive tier-two	2,308	2,231	2,120
Non-exclusive tier-two	1,216	1,128	1,118

Total	3,547	3,382	3,261

We generally select our tier-one distributors based on business reputation, size, industry and sales experience, quality of the management team, and prior sales performance, and enter into annual distribution agreements with our tier-one distributors which are renewed automatically every year unless terminated by the parties. Pursuant to our contractual arrangements, (i) our tier-one distributors may not distribute any other commercial wheel manufacturer’s products, (ii) our tier-one distributors generally cover particular regions and may not distribute our products outside their respective regions, (iii) we set sales targets for our tier-one distributors and generally provide sales incentives or raise credit limits if the sales targets are met or exceeded by our tier-one distributors, (iv) our tier-one distributors are required to provide us a credit deposit typically equal to approximately one-month of indicative annual purchase amount, and depending on the actual sales amount, we typically provide our tier-one distributors a credit term of 45 to 55 days from the receipt of our invoice after product delivery and (v) our tier-one distributors are typically required to comply with all applicable laws and regulations in distributing our products. We conduct annual evaluations of our tier-one distributors.

We enter into a three-party distribution agreement with each exclusive tier-two distributor and the tier-one distributor covering the particular locale in which the exclusive tier-two distributor is located for a one-year term which is renewed automatically every year unless terminated by the parties. These agreements enable us to directly interact with and monitor our exclusive tier-two distributors while at the same time maximize our efficiency by delegating certain management oversight of our tier-two distributors to the relevant tier-one distributors. Pursuant to our contractual agreements, (i) our exclusive tier-two distributors may not distribute any other commercial wheel manufacturer’s products, (ii) our exclusive tier-two distributors generally cover particular regions and may not distribute our products outside their respective regions, (iii) tier-one distributors set sales targets for our exclusive tier-two distributors and generally provide sales incentives or raise credit limits if the sales targets are met or exceeded by our exclusive tier-two distributors and (iv) our exclusive tier-two distributors are typically required to comply with all applicable laws and regulations in distributing our products. In order to better enhance our brand recognition, exclusive tier-two distributors display signage and posters bearing our “Zhengxing” brand name and logo and follow decoration and product display standards based on our requirements, with the relevant expenses paid by us. We and our tier-one distributors conduct annual evaluations of our exclusive tier-two distributors.

Although we do not have contractual agreements with our non-exclusive tier-two distributors, we require our tier-one distributors to enforce our sales and return policies, guidelines and procedures on the non-exclusive tier-two distributors. Non-exclusive tier-two distributors can distribute other commercial wheel manufacturer’s products, although in practice, certain of our tier-two distributors voluntarily sell our products on an exclusive basis. Any non-compliance with our guidelines by non-exclusive tier-two distributors will be the responsibility of the relevant tier-one distributors.

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

OEM Sales

We also sell our products directly to OEMs in the PRC for use in their commercial vehicles. We had 80 OEM customers, 81 OEM customers, and 77 OEM customers as of December 31, 2017, 2018 and 2019, respectively. The number of our OEM customers in the PRC has remained steady, although we experienced slight decrease in this type of customers during 2019 due to economic slowdown. Our OEM customers include the group members of a number of large PRC commercial vehicle manufacturers such as SAIC-IVECO Hongyan Commercial Vehicle, BeiqiFoton Motor, Zhengzhou Yutong, FAW Jiefang Automotive, Anhui Jianghuai Automobile Group and China National Heavy Duty Truck Group. When selecting wheel suppliers, OEM customers typically look at factors such as price, product quality (and typically require suppliers to provide product test reports issued by a recognized test center), technology and ability to develop new products that meet their specifications, production scale, delivery timeliness, after-sales service and customer relationships.

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

Our framework agreements with OEM customers generally set a price, which is subject to periodic revision based on the market price of steel. OEM customers, pursuant to the framework agreements, then periodically place orders which specify the amount of purchases desired. The framework agreements do not contain minimum purchase requirements. Depending on the sales amount, we typically provide our OEM customers in the PRC a credit term of 90 days from the receipt of our invoice after product delivery.

We have long-term business relationships with most of our OEM customers, and to date, we have not had any material disputes with our OEM customers. We have been strengthening, and will continue to strengthen, our relationships with leading commercial vehicle OEMs. We seek to become their preferred wheel supplier by, among other things, utilizing our nationwide distribution network to provide aftermarket sales service and support to end-users for OEM customers across the PRC. We believe this will benefit OEMs because end-users generally prefer commercial vehicles that can be easily serviced at a variety of locations. Further, this will lead to high brand awareness of our products among end-users in the aftermarket, resulting in some end-users requesting that our wheels be used on the OEMs’ vehicles at the time of purchase.

We have been enhancing, and will continue to enhance, our research and development capabilities in order to continue to develop products meeting the specific requirements and changing needs of our PRC OEM customers. Furthermore, we will continue to leverage the strategic locations of our nationwide manufacturing facilities to further improve our ability to promptly meet the demands of our PRC OEM customers. We believe that maintaining strong relationships with multiple OEMs will enable us to acquire additional market share in the PRC OEM market and fully benefit from the ongoing trend of OEMs increasingly outsourcing the production of commercial wheels.

International Sales

Our international sales include primarily sales to international distributors, which resell our products to OEMs and retail stores, repair and maintenance shops or end-users in the aftermarket. In addition to selling our products, these distributors, retail stores and repair and maintenance shops also typically sell other automotive components. We had 66, 87 and 87 international distributors as of December 31, 2017, 2018 and 2019, and the top five distributors in 2019 included Li Li Ai of Burma, AUTO JAYA of Indonesia, Oliver of the Philippines, UNIVERSAL AUTO ENGG. of Pakistan and Well Product Trading LP of Thailand.

We export our products to more than 30 countries worldwide, including Thailand, Vietnam, Malaysia, Pakistan and Indonesia. Vietnam was our largest international market in 2017, representing 1.4% of our revenue in 2017. Thailand was our largest international market in 2018 and 2019, representing 1.3% and 1.2% of our revenue in 2018 and 2019, respectively. We have been increasing our sales and marketing efforts in select countries in Asia and the Middle East which we believe present attractive market opportunities. In North America and Europe, we focus on partnering with local distributors to increase our sales in the aftermarket as well as to OEMs to establish our brand name in those markets.

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

Pricing

We price of our products on the basis of market supply and demand and adjust such prices from time to time based on the prices of our raw materials, particularly steel. Because of our leading market position and the strong demand for our products, we believe we generally are able to set the prices of our products at a premium and pass on any significant increases in our raw material costs to our customers. Also, as wheels generally extend the useful lives of tires, which are usually more expensive than wheels, we believe that wheels are typically less subject to downward price pressure by end-users and end-users are usually willing to pay higher prices for high-quality wheels, like ours, thus strengthening our ability to set the prices of our products. In addition, we generally reduce the selling prices of our products when there are significant decreases in our raw material costs.

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

Research and Development

We are committed to the research and development of new models of wheels as well as ongoing enhancements in existing product quality and production technology, in order to effectively adapt to changing demands of our customers for better quality wheel products, as well as to improve our production efficiency. We have established strong research and development capabilities which are important competitive factors in the commercial wheel industry, particularly for OEM customers who prefer to work with vehicle wheel manufacturers that can quickly develop safe, strong, durable and/or light-weight wheels meeting their specifications.

We believe that we maintain one of the largest skilled teams of research and development engineers and technicians in the commercial wheel industry in the PRC. As of December 31, 2017, 2018 and 2019, our research and development department had 194, 195 and 193 employees, respectively, most having 10 to 20 years of experience in the industry. In recent years, we gradually streamlined our research and development focus. We are now focusing on the research and development of light-weight steel wheel and aluminum wheel products while conducting less research and development on traditional steel wheel products.

We conduct substantially all of our research and development efforts internally and also collaborate with leading industry experts in the PRC and internationally. Our research and development efforts currently focus on the development of new models of steel wheels, and we have developed and commercialized approximately 30, 26 and 46 new models of steel wheels in 2017, 2018 and 2019, respectively. We also focus on making ongoing enhancements in existing product quality and production technology so as to improve, among other things, the safety, strength and balance, and reduce the weight (and thus improve fuel efficiency), of our products, and reduce the overall cost of our production process, as well as to further automate our manufacturing process. For example, we have developed a tubeless steel wheel production method that is patented and unique, whereby we can produce tubeless steel wheels which have enhanced strength and durability by applying certain manufacturing processes traditionally only used for tubed steel wheels. Under this patented method, we use rim-shaped steel (which we make from raw steel by pressing and rolling it under high heat), instead of rolled steel plate, as the raw material, and we apply compression, instead of rolling, at the stage of shaping. Please also refer to “—Production Process” above. We first commercialized tubeless steel wheels using this innovative production method in 2008. We are also in the process of using this patented method to develop light-weight tubeless steel wheels. Moreover, we have developed a new type of energy-saving and environmentally friendly “Tulou Steel Wheel” wheel and aluminum wheel for various types of vehicles such as high-end minibuses. In addition, we continue our research and development of commercial wheels made of aluminum, a new product line which we launched in 2015.

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

Intellectual Property

We own a large portfolio of intellectual property rights in the PRC to protect the technologies, inventions and improvements significant to our business, and we believe that this is important in order for us to maintain a competitive advantage in the marketplace.

As part of our commitment to research and development, we have amassed a large patent portfolio through internal development covering all three types of patents, namely invention, utility model and design patents. As of December 31, 2019, we owned a total of 110 patents in the PRC, including 5 invention patents, 97 utility model patents and 8 design patents. The benefits of our patented technology include, among other things, improving the performance of our wheels and increasing the utilization of raw materials. In addition, as of December 31, 2019, we had registered 656 trademarks with China’s Trademark Office, and are currently in the process of applying for 8 additional trademarks in the PRC. Through the Madrid System for the International Registration of Marks, we have registered two trademarks each with one jurisdiction in the United States and South Korea, respectively. We also have two registered trademarks in Taiwan. These trademarks are primarily related to the name and logo of our company. In 2005, “Zhengxing” was recognized as a “PRC Famous Trademark”.

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

Suppliers and Procurement

As one of the largest commercial wheel manufacturers in the PRC, we have developed strong relationships with our suppliers and are generally able to obtain our key raw materials and supplies at competitive prices. We source almost all of our raw materials from suppliers in the PRC.

Our principal raw material is steel (including raw steel which we make into rim-shaped steel and rolled steel plates), which accounts for substantially all of our total raw material requirements. We purchase steel from a limited number of selected reputable suppliers in the PRC. We generally enter into framework agreements with our steel suppliers, pursuant to which we place orders from time to time and have a one-year term, renewable every year upon mutual agreement. These agreements typically set a total purchase amount. The actual purchase price and amount of steel vary from order to order. Prices of steel are subject to fluctuation depending on supply and demand in the market, and we are generally able to purchase steel at prices slightly lower than the prevailing market prices because of our large volume of purchases. In addition, we purchase steel which meets our specific requirements from our primary steel supplier, Shougang Jingtang Company, allowing us to optimize our production process and increase our raw material utilization rate. Unlike our Company, certain of our competitors in the PRC, which operate on a relatively smaller scale, often may need to buy steel with standard specifications indirectly through distributors, which may increase their costs and decrease their raw material utilization rate.

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

We have been dependent on a limited number of suppliers for a significant portion of our raw material and locking ring requirements. In 2017, 2018 and 2019, the aggregate purchases from our five largest suppliers accounted for 80.8%, 82.6% and 80.5% of our total raw material and locking ring costs, respectively. Purchases from one of our largest suppliers, Shougang Jingtang Iron & Steel Co., Ltd., for the same periods accounted for 36.5%, 33.8% and 33.0% of our total raw material and locking ring costs, respectively. Purchases from another one of our largest suppliers, Benxi Iron & Steel, for the same periods, accounted for 21.8%, 22.0% and 20.1% of our total raw material and locking ring costs, respectively. Although there are alternate steel suppliers in the market, because we have optimized our manufacturing process to rely on the steel of our established key suppliers (especially Shougang Jingtang Iron & Steel Co. and Benxi Iron & Steel), which meet certain specifications, any disruption in steel from those suppliers may disrupt our manufacturing operations until we can secure appropriate steel from other suppliers. We believe that we will continue to purchase a significant portion of our raw materials and locking rings from a limited number of suppliers.

Competition

The market for commercial wheels, especially the OEM market, is characterized by intense competition among multiple vehicle wheel manufacturers, with competition based on a number of factors. The key competitive factors in the aftermarket are product quality, product diversification, brand reputation, technology and ability to develop new products, delivery timeliness, after-sales service and customer relationships. In the OEM market, the same factors apply, except that OEMs are relatively more concerned with production scale rather than product diversification or brand reputation. We believe that our competitive advantages include economies of scale, high product quality and brand recognition, comprehensive product offerings, strong research and development abilities, nationwide strategic locations of our manufacturing facilities and nationwide coverage of our distribution network, which have enabled us to achieve our leadership position in the commercial wheel market in the PRC and to establish a strong presence internationally.

In the PRC market, we primarily compete with companies such as Shandong Xingmin Wheel, Dongfeng Motor Wheel, Changchun FAWAY Automobile Components, Xiamen Sunrise Wheel and Alcoa Inc. In the international market, we primarily compete with various local wheel manufacturers at each of our sales region. In addition, there is increasing consolidation within the commercial wheel industry in the PRC. We believe that with our leadership position in the commercial wheel industry in the PRC, we are well positioned to lead or participate in this industry consolidation which may further strengthen our leading market position. Nevertheless, if we fail to maintain or increase our market share, this consolidation in our industry could cause our competitors to develop advantages over us in their available capital, per-unit cost in manufacturing operations, purchasing power with suppliers, pricing power with customers, scale of distribution network, brand recognition and other factors that could adversely affect our business, financial condition, results of operations and prospects.

Other types of commercial wheels, such as aluminum wheels, also compete with our products. We began offering our own aluminum wheels at the end of 2013, but we have limited experience in the production and sales of such wheels on a commercial scale. Since we began commercial production of aluminum wheels in the third quarter of 2015, the market acceptance of aluminum wheel product continuously increased, aluminum wheel sales accounted for 9.8% of revenue of 2019 compared with 8.9% in 2018.

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

Foreign Investment Law

On March 15, 2019, the NPC published the Foreign Investment Law, or the FIL, which took effect on January 1, 2020. The FIL applies to PRC enterprises established, acquired or otherwise invested wholly or partially by foreign investors in a manner prescribed under applicable PRC laws and regulations. With the Foreign Investment Law came into force, the three old laws regulating foreign investment in China, including the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations, were abolished.

Property

The properties that we lease and own in the PRC are subject to the Property Law of the PRC, which was promulgated by the Standing Committee of the NPC on March 16, 2007 and became effective on October 1, 2007. Under the law, any creation, modification, transfer or termination of property rights becomes effective only upon registration with the relevant government authorities. Ownership of all lawful properties of the State, collective organizations and individuals are protected.

The Land Administration Law of the PRC was promulgated by the Standing Committee of the NPC on June 25, 1986, became effective on January 1, 1987, and was amended on December 29, 1988, August 29, 1998, August 28, 2004 and August 26, 2019. According to the law, lands within the territory of the PRC fall into two categories: state-owned land and collectively-owned land. The use right of state-owned lands can be obtained through either government allocation or grant upon payment of appropriate grant fees. The law further provides that any construction must be conducted on state-owned lands except as otherwise permitted under the law. Collectively-owned lands may not be granted, assigned or leased for use of construction that is unrelated to agriculture unless otherwise permitted under the law. Violation of the law may result in facilities built thereon being demolished and, consequently, related businesses being forced to move to other locations.

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

Trademark

The Trademark Law of the PRC was promulgated by the Standing Committee of the NPC on August 23, 1982, and was amended on February 22, 1993, October 27, 2001, August 30, 2013, and April 23, 2019. The PRC Trademark Law Implementation Rules was promulgated by the State Council on August 3, 2002 and became effective on September 15, 2002 and was amended on April 29, 2014. The PRC is a signatory country to the Madrid protocol. The Madrid protocol provides for a mechanism under which an international registration produces the same effects as an application for registration of the trademark made in each of the countries designated by the applicant. According to the trademark law, the National Trademark Bureau under the State Administration for Market Regulation (“SAMR”) is responsible for the registration and administration of trademarks in the PRC. A “first-to-file” principle with respect to trademarks has been adopted. Where a trademark is infringed, the trademark owner may file a complaint with the relevant administrative department or competent courts. Where the infringement is so serious that it constitutes a crime, the trademark owner may file a complaint with the relevant public security organization. If a registered trademark owner intends to assign his or her registered trademarks, a registered trademark transfer agreement must be entered into between the owner and the assignee. The owner and assignee are required to jointly apply with the National Trademark Bureau and its local counterparts for registration of such assignment under the Trademark Law. Registered trademark owners may license others to use their registered trademarks. Relevant license agreements shall be filed with the National Trademark Bureau or its relevant local counterparts.

Domain Names

On August 24, 2017, the Administrative Measures for Internet Domain Names were promulgated by the Ministry of Industry and Information Technology, which specified the administrative authority, license and administration of domain name service providers and protection of personal information. The Measures on Domain Names Dispute Resolution were promulgated by the China Internet Network Information Center on September 25, 2002 and became effective on September 30, 2002, and was amended in 2006, 2012 and 2014. The dispute resolution measures require domain name disputes to be submitted to institutions authorized by the China Internet Network Information Center for resolution.

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

The Law on Prevention and Control of Environmental Pollution by Solid Wastes was promulgated by the NPC on October 30, 1995 and amended on December 29, 2004, June 29, 2013, April 24, 2015 and November 7, 2016. Entities that do not have business licenses and qualifications are prohibited from the collection, storage, utilization and treatment of hazardous wastes. Parties that violate these provisions will be ordered to stop and correct such violation within a specified period of time or will be subject to a fine.

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

On August 29, 2008, the SAFE promulgated Circular 142, which stipulates that the registered capital of an FIE may only be used for the purpose within its approved business scope and shall not be used for equity investment within the PRC. Violations of Circular 142 may result in penalties, including fines as set forth in the Foreign Exchange Administration Rules. On March 30, 2015, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19 and on June 9, 2016, the Circular of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16, which replaced Circular 142 and stipulates that foreign exchange earnings under capital account to which the application of voluntary settlement has been specified by relevant policies may be settled by banks based on the actual operating needs of domestic institutions. PRC enterprises may use its foreign exchange earnings under capital account and the Renminbi funds obtained from the settlement thereof for current account expenditure within the scope of its business, as well as for capital account expenditure permitted by laws and regulations, but the use of equity investment is still restricted. On October 25, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment (Circular No.28), which stipulates that non-investment-oriented foreign-invested enterprises shall be allowed to use capital funds for domestic equity investment in accordance with the law under the premise of not violating the existing special management measures for entry of foreign investment (negative list) and the authenticity and compliance of their domestic invested projects.

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

Regulations on Mergers and Acquisitions by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the SASAC, the STA, the SAIC, the CSRC, and the SAFE, jointly promulgated the 2006 M&A Rule, which became effective on September 8, 2006 and were amended on June 22, 2009. The 2006 M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the 2006 M&A Rule to offshore special purpose vehicles.

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

C.	Organizational Structure

The following diagram illustrates our corporate structure as of June 11, 2020:

D.	Property, Plants and Equipment

We are headquartered in Zhangzhou, Fujian Province where we have our manufacturing facilities (including our main administrative offices, a research and development center, a test center and employee dormitories) with an aggregate floor area of approximately 121,630 square meters. We also have five other manufacturing facilities (including offices and employee dormitories) in Langfang, Hebei Province; Chengdu, Sichuan Province; Hefei, Anhui Province; Benxi, Liaoning Province; and Hua’an, Fujian Province with an aggregate floor area of approximately 138,040 square meters, 47,303 square meters, 45,870 square meters, 26,740 square meters and 65,000 square meters, respectively. Each of our manufacturing facilities in Langfang, Hebei Province; Hefei, Anhui Province; and Hua’an, Fujian Province includes a research and development center. Our manufacturing facility in Hua’an, Fujian Province also include a test center. We have obtained land use rights and property ownership certificates for all these manufacturing facilities. In addition, certain of our manufacturing facilities have been pledged to secure our bank borrowings, which amounted to RMB180.0 million , RMB180.0 million and RMB180.0 million (US$25.9 million) as of December 31, 2017, 2018 and 2019, respectively.

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

A. OPERATING RESULTS

Overview

We are one of the largest commercial wheel manufacturers in the PRC in both the aftermarket and OEM market in terms of sales volume, and we have maintained significant market share in recent years. We believe that our products enjoy premium brand recognition in the industry, especially among end-users. We also export our products to more than 30 countries worldwide.

We design, manufacture and sell high quality steel and aluminum wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial wheel industry. We currently offer more than 883 series of tubed steel wheels, tubeless steel wheels, off-road steel wheels and aluminum wheels. Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network, which we believe is one of the most extensive distribution networks among commercial wheel manufacturers in the PRC. As of December 31, 2019, our distribution network consisted of more than 3,261 distributors, including 23 tier-one distributors, 2,120 exclusive tier-two distributors and 1,118 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 77 automotive manufacturers in the PRC as of December 31, 2019, including the group members of a number of large PRC commercial vehicle manufacturers. In international markets, we sold our products to more than 60 distributors in the aftermarket as of December 31, 2019, including Li Li Ai of Burma, AUTO JAYA of Indonesia, Oliver of the Philippines, UNIVERSAL AUTO ENGG. of Pakistan and Well Product Trading LP of Thailand. Vietnam was our largest international market in 2017, and Thailand was our largest international market in 2018 and 2019.

In 2017, 2018 and 2019, we generated revenue of RMB2,831.0 million, RMB3,149.6 million and RMB2,493.2 million (US$358.1 million), respectively, and recorded a profit of RMB9.1 million, a loss of RMB 8.0 million, and a loss of of RMB104.9 million (US$15.1 million), respectively.

Factors Affecting Our Results of Operations

We believe that the following are the most significant factors affecting our financial condition and results of operations.

General Economic Conditions and Growth of the Automotive Market in the PRC and Worldwide

Our financial condition and results of operations have been, and we expect them to continue to be, dependent to a significant extent on the general economic conditions and growth of the automotive industry in the PRC and in other target markets, such as Thailand, which has been our largest international market from 2013 to 2016 and in 2018 and 2019. We sell steel wheels through a network of distributors to aftermarket end-users as replacements for worn out or lower quality wheels. The actual demand from both aftermarket end-users and OEMs customers depends on the overall demand for and usage of commercial vehicles, which in turn depends on a number of factors including overall economic conditions, vehicle sales and availability and quality of transportation networks in the markets where we sell and distribute our products.

As the PRC economy developed, domestic commercial vehicle sales had enjoyed a relatively long period of growth, which partially drove the domestic sales of our products. Further, the gradual increase in commodities prices stimulated market trading and drove the development of the logistics and transportation sector. Simultaneously, integration of the logistics sector and the production of more efficient and high-end vehicles also boosted the heavy-duty truck sector. The implementation of the “One Belt, One Road” policy to redevelop the southern silk road and strengthen international cooperation on production capacity in South and Southeast Asia will help support the export of heavy-duty trucks. A combination of these developments led to an increase in demand for new heavy-duty trucks in 2017. In 2018, the PRC automotive industry remained largely stable, despite the slowdown of the PRC annual GDP growth to 6.6%, the slowest since 1990. This was mainly due to the combined effects of the Chinese government’s anti-truck overloading policy, supply-side reforms and higher fixed asset investments, which revitalized demand for new trucks. In 2019, as a result of the economic slowdown and the fading effects of the Chinese government’s earlier stimulus policies, demand for new trucks decreased.

Sales outside the PRC were mainly generated from the Southeast Asian market, particularly with respect to Thailand and Vietnam. The challenges we face in our offshore markets are mainly related to the strength of the Renminbi relative to the local currencies, competition from local manufacturers, and preferential trade policies. We also face competition from PRC manufacturers seeking to export their products to the same offshore markets. Generally, during 2017, 2018 and 2019, Southeast Asian currencies depreciated, but their economic conditions and expansions remained robust. Excess production capacity in wheel manufacturing, however, continued to plague the PRC market, and competition in export pricing remained intense. Notwithstanding this, we kept our focus on the Southeast Asian market and will continue to explore this new market for high value-added products.

The implementation, renewal, change or cancellation of any government policies in the future, such as economic stimulus or tightening measures or currency controls, in the PRC or in any of the target international markets, may significantly affect our business. If the demand for our wheels declines as a result of changes of economic conditions in the automotive industry or does not grow at the pace we anticipate, our business, financial condition, results of operations and prospects could be harmed.

Competition and Prices of Our Products

Our products are targeted for sale in two sectors: the aftermarket and OEM market. In the aftermarket, the key competitive factors are price, product quality, product diversification, brand reputation, technology and ability to develop new products, delivery timeliness, after-sales service and customer relationships. In the OEM market, the same factors apply, except that OEMs are relatively more concerned with their suppliers’ production scale rather than product diversification or brand reputation. Our products are priced based on a variety of factors, including macro economic conditions, supply and demand for our products in the market, product quality and the terms of our arrangements with customers.

We believe that as a result of our large market share, premium brand recognition and high product quality, we have been able to charge a slight premium for our products. Also, as wheels generally extend the useful lives of tires, which are usually more expensive than wheels, we believe that wheels are typically less subject to downward price pressure by end-users and end-users are usually willing to pay higher prices for high-quality wheels like ours, thus strengthening our ability to set the prices of our products. The average selling prices of our products in the aftermarket tend to be slightly higher than that in the OEM market, both in the PRC and internationally. Our average selling prices increased in 2017 compared with 2016 due to an improvement in the macroeconomic condition in the PRC. In 2018, the domestic selling prices were relatively stable mainly due to the combined effect of price increase driven by higher material prices, the effects of which were mitigated by the weak macroeconomic condition. In 2019, the domestic selling prices slightly decreased compared with 2018 due to slowdown in economic growth and intense competition. In the first half of 2020, the COVID-19 pandemic seriously affected the PRC economy, creating pressure on our performance in the short to medium term; however, in the long term, we expect the market condition in the PRC to keep improving, which will lead to an increase in domestic demand for heavy duty trucks as domestic spending on infrastructure and property construction continues to increase at a steady pace. Sharp fluctuations in market demand could adversely affect our prices in future periods. Moreover, if through larger production scale, superior product quality, better technology or other factors, a competitor gains the pricing power that we currently enjoy, our prices and sales volume would be adversely affected. A weak OEM market would also affect the aftermarket segment in China as competition intensifies and pricing pressure increases.

In our international markets, our prices are usually set by reference to the prevailing market prices in our target markets, as well as the factors affecting pricing listed above. Our pricing outside the PRC is also affected by such factors as RMB foreign exchange rates in terms of our sales price, the strengths of the local currency from the perspective of the buyers and government regulations such as import and export taxes.

Cost and Availability of Steel

Our principal raw material is steel, which accounts for a substantial amount of our total raw material requirements. We purchase steel from a limited number of reputable suppliers in the PRC. We generally enter into framework agreements with our steel suppliers pursuant to which we place orders from time to time. These agreements typically set a purchase amount and are renewed every year upon mutual agreement. The actual purchase price and amount of steel vary from order to order. Prices of steel are subject to fluctuation depending on supply and demand in the market, and we generally are able to purchase steel at prices slightly lower than the prevailing market prices because of our large volume of purchases.

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

In the past few years, fluctuation in the price of steel has affected the prices of our products in part. The increase in the price of steel pushes up the prices of our products. However, with intense market competition, the increase in the prices of our products is slower than the increase in the price of steel while the decrease in the price of steel would cause timely reduction in the prices of our products. The average selling prices of our products increased in 2017 and slightly increased in 2018, predominantly due to an increase in the price of steel. In 2019, the average selling prices of our products decreased due to a decrease in the price of steel.

Product Research and Development and Product Mix

Our success will depend significantly on our ability to stay at the forefront of product development and production technology in the commercial wheel industry in the PRC and internationally. Accordingly, we are committed to the research and development of new models of wheels, as well as ongoing enhancements in existing product quality and production technology. Nevertheless, we cannot be certain that our research and development activities will be successful or that our product mix will continue to be competitive in the commercial wheel market, particularly as we expand into other types of products such as aluminum wheels.

In addition, our results of operations are to a certain extent affected by our product mix, as different products have different profitability. We generally adjust our product mix in favor of more profitable products. For example, we have allocated more weight to tubeless steel wheels in our product mix in recent years, as tubeless steel wheels generally have a higher gross profit margin than tubed steel wheels. If the profitability of different wheel products change and we fail to reflect such changes in our product mix, our results of operations may be adversely affected.

Our International Sales and International Expansion Plans

International sales as a percentage of our revenue have been, and are expected to continue to be, affected by the conditions of the global economy and the automotive industry. Therefore, our international sales can be unstable. Furthermore, our international sales generally have a lower gross profit margin compared to our sales in the PRC, primarily due to lower product prices in our international markets and a higher proportion of our international sales being tubed steel wheels, instead of tubeless steel wheels for which we have a higher gross profit margin.

As a result, our operations and financial performance are affected by the social, economic, political and regulatory conditions in our target markets. Furthermore, regulations and policies affecting trade and bilateral relations between the PRC and the countries and regions to which we export our products can adversely affect our international sales in those countries and regions.

When exporting to international markets, we may be subject to import taxes, duties or other barriers to free trade. Although we do not believe that we have engaged in anti-competitive behavior, we cannot be certain whether anti-dumping duties, taxes or other charges will be imposed against us in the future and to what extent such duties, taxes or other charges, or other regulatory changes in the international markets where we sell our products will adversely affect our business.

Therefore, we cannot assure you that we will be able to maintain or increase our revenue derived from international sales or that we will be able to benefit from our international expansion plans.

Components of Results of Operations

Revenue

Our revenue is primarily derived from sales of steel wheels, including tubed, tubeless and off-road steel wheels, and aluminum wheels for use in commercial vehicles. We sell our products to (i) tier-one distributors in the PRC, which then resell our products to end-users in the PRC aftermarket through tier-two distributors, (ii) OEMs in the PRC, and (iii) international distributors and OEMs. We categorize our business into three operating segments based on these sales channels: (i) PRC aftermarket sales, (ii) PRC OEM sales, and (iii) international sales. Our revenue represents the consideration received or receivable for our goods sold, net of related taxes, sales rebates and discounts. Depending on the contractual arrangement with our customers, sales are recognized when control of the products has been transferred, being when the risks and rewards have been transferred, the customer has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products.

PRC aftermarket sales accounted for 32.1%, 31.8% and 36.3% of our revenue in 2017, 2018 and 2019, respectively. PRC OEM sales accounted for 54.2%, 55.8% and 52.2%, respectively, of our revenue for the same periods. International sales accounted for 13.7%, 12.4% and 11.5%, respectively, of our revenue for the same periods.

PRC aftermarket sales as a percentage of our revenue decreased from 32.1% in 2017 to 31.8% in 2018 and increased to 36.3% in 2019. The aftermarket wheel segment remained weak and was negatively affected by the increased number of new vehicles on the road over the past few years, a demand shift to lower-price products and the Chinese government’s heightened anti-overloading enforcement.

PRC OEM market sales as a percentage of our revenue increased from 54.2% in 2017 to 55.8% in 2018 and decreased to 52.2% in 2019, as a result of weak vehicle sales to our large OEM customers, especially heavy- and medium-duty trucks.

International sales as a percentage of our revenue decreased from 13.7% in 2017 to 12.4% in 2018 and 11.5% in 2019, as weaker demand in price sensitive regions such as Southeast Asia negatively affected overall sales. We expect international sales as a percentage of our revenue to continue to be affected by both global economic trends and local conditions.

Sales of tubed steel wheels accounted for 45.4%, 46.1% and 45.1% of our revenue in 2017, 2018 and 2019, respectively. Sales of tubeless steel wheels accounted for 43.9%, 41.1% and 40.8%, respectively, of our revenue for the same periods. We commenced sales of off-road steel wheels in 2008 which accounted for 1.8%, 1.6% and 2.2% of our revenue in 2017, 2018 and 2019, respectively. We commenced sales of aluminum wheels in the third quarter of 2015 which accounted for 6.8%, 8.9% and 9.8% of our revenue in 2017, 2018 and 2019, respectively. We expect the upward trend shown in our sales of aluminum wheels as a percentage of our revenue to continue in the long-term when the COVID-19 pandemic situation stabilize as a result of the increase in market acceptance of aluminum wheel. Sales of wheel components accounted for 2.1%, 2.3% and 2.1% of our revenue in 2017, 2018 and 2019, respectively. We expect sales of tubed steel wheels as a percentage of our revenue to decrease and sales of tubeless steel wheels as a percentage of our revenue to increase in the long-term, primarily due to the overall market trend of the gradual replacement of tubed steel wheels by tubeless steel wheels.

The following table sets forth the breakdown of our revenue by sales channel/operating segment for the periods indicated:

	Year Ended December 31,
	2017		2018		2019		2019
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
PRC OEM sales	1,533,044	54.2	1,758,057	55.8	1,302,273	52.2	187,060	52.2
PRC aftermarket sales	909,929	32.1	1,002,519	31.8	903,548	36.3	129,786	36.3
International sales	388,014	13.7	389,038	12.4	287,397	11.5	41,282	11.5

Total	2,830,987	100.0	3,149,614	100.0	2,493,218	100.0	358,128	100.0

The following table sets forth the breakdown of our revenue by product category for the periods indicated:

	Year Ended December 31,
	2017		2018		2019		2019
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Tubed steel wheels	1,286,535	45.4	1,452,696	46.1	1,124,025	45.1	161,456	45.1
Tubeless steel wheels	1,242,528	43.9	1,294,187	41.1	1,017,510	40.8	146,157	40.8
Off-road steel wheels	51,451	1.8	48,917	1.6	55,248	2.2	7,936	2.2
Aluminum wheels	191,868	6.8	281,150	8.9	243,174	9.8	34,930	9.8
Wheel components	58,605	2.1	72,664	2.3	53,261	2.1	7,649	2.1

Total	2,830,987	100.0	3,149,614	100.0	2,493,218	100.0	358,128	100.0

Cost of Sales

Cost of sales primarily consists of (i) raw material costs, (ii) manufacturing overhead costs such as depreciation of property, plant and equipment and depreciation of right-of-use assets used for production purposes, and utilities and auxiliary materials associated with the manufacturing of our products, and (iii) direct labor costs.

The following table sets forth the breakdown of our cost of sales for the periods indicated:

	Year Ended December 31,
	2017		2018		2019		2019
	RMB	% of Cost of Sales	RMB	% of Cost of Sales	RMB	% of Cost of Sales	US$	% of Cost of Sales
	(in thousands, except percentages)
Raw material costs	1,893,145	77.3	2,220,505	79.8	1,772,070	78.2	254,542	78.2
Utilities and auxiliary materials	238,807	9.7	241,224	8.7	192,694	8.5	27,679	8.5
Depreciation and amortization	111,140	4.5	112,582	4.1	111,938	4.9	16,079	4.9
Direct labor costs	180,683	7.5	179,926	6.5	167,056	7.4	23,996	7.4
Taxes	25,624	1.0	25,531	0.9	21,660	1.0	3,111	1.0

Total	2,449,399	100.0	2,779,768	100.0	2,265,418	100.0	325,407	100.0

Other Income, Gain and Loss

Other income, gain and loss primarily consists of (i) interest income, (ii) net gain/(loss) from sales of scrap materials, (iii) insurance payments as reimbursement of directors and officers litigation costs and (iv) government grants. Government grants primarily consist of grants, subsidies and similar incentives for which we apply and that we periodically receive from various PRC government authorities mainly in relation to our capital expenditures and research and development efforts. We do not receive government grants on a regular basis, and the amounts that we have received in the past have fluctuated. While we intend to continue to apply for government grants in the future, there can be no assurance that we will receive any such grants. Sales of scrap materials represent sales of scrap steel generated in our manufacturing process to third parties or recycling stations.

Net Exchange (Losses)/Gains

Net exchange (losses)/gains represent losses or gains arising from the translation of monetary assets and liabilities (primarily associated with trade receivables and cash balances from our international sales) denominated in foreign currencies and U.S. dollars from such currencies to our functional currency, Renminbi.

Selling and Distribution Costs

Selling and distribution costs primarily consist of (i) transportation costs for delivery of our products, (ii) business promotion and advertising expenses in connection with our marketing efforts, such as promotional campaigns and advertising on billboards, as well as payments of subsidies for marketing and related expenses to our exclusive tier-two distributors in connection with our brand recognition enhancement efforts, in accordance with our agreements with them, and (iii) salaries, bonuses and related expenses for personnel engaged in sales and marketing. We incur significant transportation costs in connection with the delivery of our products to our customers in the PRC that are not located near our manufacturing facilities and to our customers outside the PRC. We usually deliver our finished products to customers in the PRC by truck or by train. We make international deliveries primarily by sea. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay transportation costs from our factory to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and transportation costs from the port of destination to their factory. On behalf of our international customers, we engage a number of shipping agents to deliver our finished products overseas. Our transportation costs were RMB89.0 million, RMB89.9 million and RMB76.8 million (US$11.0 million) in 2017, 2018 and 2019, respectively. We expect our selling and distribution costs, as a percentage of revenue, to remain relatively stable for the foreseeable future.

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

Administrative Expenses

Administrative expenses primarily consist of (i) salaries, bonuses and related expenses for administrative personnel and management, (ii) depreciation of property, plant and equipment and depreciation of right-of-use assets used for administrative purposes, (iii) legal and professional fees and (iv) other tax expenses such as land taxes and property taxes in connection with our manufacturing facilities and stamp duty in connection with the agreements we entered into. Administrative expenses also include equity-settled share-based compensation expenses.

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

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2017, 2018 and 2019. We do not anticipate having any income subject to income taxes in Hong Kong for the foreseeable future.

People’s Republic of China

Our subsidiaries incorporated in the PRC are governed by applicable PRC income tax laws and regulations.

Our PRC subsidiaries were subject to PRC enterprise income tax at a statutory rate of 25.0% in 2017, 2018 and 2019, except for (i) Zhengxing Wheel, which has been recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2008 to 2019, (ii) Hua’an Zhengxing Wheel Co. Limited, which is recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2017 to 2019 and (iii) Zhengxing Chengdu Wheel, which has an entity incorporated in the western region of the PRC in July 2004 with more than 70.0% of its total income from the business of state-encouraged industry and enjoys a preferential tax rate of 15.0% from its inception in 2004 to 2020. These preferential income tax rates are subject to periodic review and renewal by PRC authorities.

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

PRC income tax at the rate of 10.0% is applicable to dividends payable to investors that are “non-resident enterprises.” “Non-resident enterprises” are defined as entities that do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to PRC income tax at a rate of 10.0% if such gain is regarded as income derived from sources within the PRC. A lower income tax rate of 5.0% is applied if the “non-resident enterprises” are registered in Hong Kong or other jurisdiction that have a tax treaty arrangement with China. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

In addition, we also benefit from PRC tax policies designed to encourage exports. In the PRC, steel wheels are normally subject to a VAT of 13.0%, but we receive a full rebate of or exemption from the VAT for the steel wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB64.4 million, RMB62.3 million and RMB43.4 million (US$6.2 million) in 2017, 2018 and 2019, respectively.

Equity-settled Share-based Compensation Expenses

We account for compensation costs for all of our restricted share grants, share options and restricted share unit awards using the fair value determined on the grant date and recognize the expenses in our consolidated statement of comprehensive income. We did not incur non-cash share-based compensation expenses in each of 2017, 2018 and 2019 in connection with the share option granted to one of our executive officers in August 2011 and the restricted share unit awards granted to each of our independent directors in March 2012 under our 2011 Share Incentive Plan.

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

Revenue Recognition

We have adopted IFRS 15 from January 1, 2018, using the modified retrospective method of adoption. Revenues for the years ended December 31, 2018 and December 31, 2019 were presented under IFRS 15, and revenues for the year ended December 31, 2017 were not adjusted. There was no financial impact of the transition to IFRS 15 on our retained profits as of January 1, 2018. Under IFRS 15, we recognize revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

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

Results of Operations

The following summary consolidated statement of comprehensive income data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for any future periods

	Year Ended December 31,
	2017		2018		2019		2019
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Summary Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue	2,830,987	100.0	3,149,614	100.0	2,493,218	100.0	358,128	100.0
Cost of sales	(2,449,399)	(86.5)	(2,779,768)	(88.3)	(2,265,418)	(90.9)	(325,407)	(90.9)

Gross profit	381,588	13.5	369,846	11.7	227,800	9.1	32,721	9.1
Other income, gain and loss	21,171	0.7	16,089	0.5	17,320	0.7	2,488	0.7
Net exchange (loss) gain	(3,521)	(0.1)	1,250	0.0	494	0.0	71	0.0
Selling and distribution costs	(173,800)	(6.1)	(174,774)	(5.5)	(155,308)	(6.2)	(22,309)	(6.2)
Research and development expenses	(57,419)	(2.0)	(51,760)	(1.6)	(56,841)	(2.3)	(8,165)	(2.3)
Administrative expenses	(130,203)	(4.6)	(144,454)	(4.6)	(121,647)	(4.9)	(17,473)	(4.9)
Finance costs	(21,375)	(0.8)	(23,210)	(0.7)	(24,435)	(0.9)	(3,510)	(0.9)

Profit (loss) before taxation	16,441	0.6	(7,013)	(0.2)	(112,617)	(4.5)	(16,177)	(4.5)
Income tax (expense) credit	(7,389)	(0.3)	(969)	(0.1)	7,747	0.3	1,113	0.3

Profit (loss) and total comprehensive income (loss) for the year	9,052	0.3	(7,982)	(0.3)	(104,870)	(4.2)	(15,064)	(4.2)

Profit (loss) and total comprehensive income (loss) attributable to:
Owners of the Company	9,052	0.3	(7,982)	(0.3)	(104,870)	(4.2)	(15,064)	(4.2)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue. Revenue decreased by 20.8% from RMB3,149.6 million in 2018 to RMB2,493.2 million (US$358.1 million) in 2019. The decrease was mainly due to economic slowdown and intense market competition, combined with the fading effects of earlier PRC government stimulus policies.

PRC OEM sales: PRC OEM sales decreased by 25.9% from RMB1,758.1 million in 2018 to RMB1,302.3 million (US$187.0 million) in 2019. The average unit selling price decreased by 2.8% year-over-year and the total unit sales in the OEM market decreased by 23.8% year-over-year as a result of weak vehicle sales to the Company’s large OEM customers’, especially in the heavy- and medium-duty categories.

PRC aftermarket sales: PRC aftermarket sales decreased by 9.9% from RMB1,002.5 million in 2018 to RMB903.5 million (US$129.8million) in 2019. The average unit selling price in the PRC aftermarket decreased by 1.1% year-over-year in 2019 and total unit volume decreased 8.9% year-over-year. The aftermarket wheel segment remained relatively weak and was negatively affected by the increased number of new vehicles on the road over the past few years, a demand shift to lower-price products and the Chinese government’s heightened anti-overloading enforcement.

International sales: International sales decreased by 26.1% from RMB389.0 million in 2018 to RMB287.4 million (US$41.3 million) in 2019. While the average unit selling price increased 3.8% year-over-year, the total unit volume in international sales decreased by 28.8% year-over-year in 2019. Global economic downturn and weaker demand in our main international sales region, Southeast Asia, negatively affected overall sales.

Cost of Sales. Cost of sales decreased by 18.5% from RMB2,779.8 million in 2018 to RMB2,265.4 million (US$325.4 million) in 2019. The decrease was primarily due to a RMB448.4 million decrease in raw material costs, mainly as a result of decreased sales volume. As a percentage of revenue, cost of sales increased from 88.3% in 2018 to 90.9% in 2019.

Gross Profit. As a result of the foregoing factors, gross profit decreased by 38.4% from RMB369.8 million in 2018 to RMB 227.8 million (US$32.7 million) in 2019, and gross profit margin decreased from 11.7% in 2018 to 9.1% in 2019.

Our gross profit margin decreased by 2.6% from 2018 to 2019. The decrease was primarily due to reduction of our selling price in 2019 in order to maintain our market share.

Other Income, Gain and Loss. Other income, gain and loss increased by 7.5% from a gain of RMB16.1 million in 2018 to a gain of RMB17.3 million (US$2.5 million) in 2019. The increase in gain was primarily due to the higher gain from the sales of scrap materials in 2019.

Net Exchange Gain (Loss). We had net exchange gain of RMB0.5 million (US$0.07 million) in 2019 due to the depreciation of Renminbi in 2019. We incurred exchange gain when we collected on certain U.S. dollar-denominated accounts receivable, as compared to a gain of RMB1.2 million in 2018.

Selling and Distribution Costs. Selling and distribution costs decreased by 11.1% from RMB174.8 million in 2018 to RMB155.3 million (US$22.3 million) in 2019. In 2019, we incurred less, in dollar terms, on warranty and transportation costs for delivery of our products, as a result of lower sales volume. As a percentage of revenue, selling and distribution costs increased from 5.6% in 2018 to 6.2% in 2019.

Research and Development Expenses. Research and development expenses increased by 9.7% from RMB51.8 million in 2018 to RMB56.8 million (US$8.2 million) in 2019. The increase was primarily due to an increase in our investment in research and development projects to improve product flexibility and explosion-proof safety in light of intense market competition. These projects were intended to add further strength to our products in addition to our traditional strength in loading capacity. As a percentage of revenue, research and development expenses increased from 1.6% in 2018 to 2.3% in 2019.

Administrative Expenses. Administrative expenses decreased by 15.8% from RMB144.5 million in 2018 to RMB121.6 million (US$17.5 million) in 2019. As a percentage of revenue, administrative expenses were 4.6% and 4.9% of 2018 and 2019 revenue, respectively.

Finance Costs. Finance costs increased from RMB23.2 million in 2018 to RMB24.4 million (US$3.5 million) in 2019.

Income Tax Credit (Expense). Income tax credit in 2019 was RMB7.7 million (US$1.1 million), as compared to an income tax expense of RMB1.0 million in 2018.

Profit (Loss) for the Year. As a result of the foregoing factors, the loss for the year increased from a loss of RMB8.0 million and a net loss margin of 0.3% in 2018, to a loss of RMB104.9 million (US$15.1 million) and a net loss margin of 4.2% in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue. Revenue increased by 11.3% from RMB2,831.0 million in 2017 to RMB3,149.6 million in 2018. The increase was mainly due to the increased demand for new trucks, especially heavy- and medium-duty trucks.

PRC OEM sales: PRC OEM sales increased by 14.7% from RMB1,533.0 million in 2017 to RMB1,758.1 million in 2018. Overall OEM sales rose due to increased demand for new trucks, especially heavy- and medium-duty trucks. Total unit sales in the OEM market increased by 1.4% year-over-year. The average unit selling price on OEM sales increased 13.1% year-over-year, which was mainly driven by the significant price appreciation of raw materials, namely steel.

PRC aftermarket sales: PRC aftermarket sales increased by 10.2% from RMB909.9 million in 2017 to RMB1,002.5 million in 2018. The average unit selling price in PRC aftermarket sales increased by 7.2% year-over-year in 2018, but total unit volume increased only 2.7% year-over-year. The aftermarket wheel segment remained relatively weak as higher OEM truck sales negatively affected aftermarket replacement volume.

International sales: International sales increased by 0.3% from RMB388.0 million in 2017 to RMB389.0 million in 2018. While the average unit selling price increased 10.1% year-over-year, total unit volume in international sales decreased by 8.9% year-over-year in 2018 as weaker demand in the price sensitive regions such as Southeast Asia, negatively affected overall sales.

Average selling prices of tubed and tubeless steel wheels sold in the PRC and internationally increased from 2017 to 2018 mainly due to corresponding increases in raw material prices.

Cost of Sales. Cost of sales increased by 13.5% from RMB2,449.4 million in 2017 to RMB2,779.8 million in 2018. The increase was primarily due to an increase in the price of steel, our principal raw material, during the period. As a percentage of revenue, cost of sales increased from 86.5% in 2017 to 88.3% in 2018.

Gross Profit. As a result of the foregoing factors, gross profit decreased by 3.1% from RMB381.6 million in 2017 to RMB 369.8 million in 2018, and gross profit margin decreased from 13.5% in 2017 to 11.7% in 2018.

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

Other Income, Gain and Loss. Other income, gain and loss decreased by 24.0% from a gain of RMB21.2 million in 2017 to a gain of RMB16.1 million in 2018. The decrease in gain was primarily due to a one-off gain from insurance income. The gain from the sales of scrap materials in 2018 decreased because the price appreciation of raw materials was greater in 2017 than in 2018.

Net Exchange Gain (Loss). We had a net exchange gain of RMB1.2 million in 2018 due to the depreciation of Renminbi in 2018. We incurred exchange gain when we collected certain U.S. dollar-denominated accounts receivable, as compared to a loss of RMB3.5 million in 2017.

Selling and Distribution Costs. Selling and distribution costs increased by 0.6% from RMB173.8 million in 2017 to RMB174.8 million in 2018. In 2018, we incurred more, in dollar terms, on warranty and transportation costs for delivery of our products, as a result of higher sales volume. As a percentage of revenue, selling and distribution costs decreased from 6.1% in 2017 to 5.6% in 2018.

Research and Development Expenses. Research and development expenses decreased by 9.9% from RMB57.4 million in 2017 to RMB51.8 million in 2018. The decrease was primarily because we terminated some steel wheel R&D projects in Langfang and Hefei due to the local government policy no longer deemed those project as high-tech projects. As a percentage of revenue, research and development expenses decreased from 2.0% in 2017 to 1.6% in 2018.

Administrative Expenses. Administrative expenses increased by 10.9% from RMB130.2 million in 2017 to RMB144.5 million in 2018. As a percentage of revenue, administrative expenses remained at 4.6% in 2017 and 2018.

Finance Costs. Finance costs increased from RMB21.4 million in 2017 to RMB23.2 million in 2018.

Income Tax Expense. Income tax expense in 2018 was RMB1.0 million, as compared to an income tax expense of RMB7.4 million in 2017.

(Loss) Profit for the Year. As a result of the foregoing factors, profit for the year decreased from a profit of RMB9.1 million and a net profit margin of 0.3% in 2017 to a loss of RMB8.0 million and a net loss margin of 0.3% in 2018.

B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

To date, we have financed our operations primarily through positive cash flow from operations and bank borrowings. As of December 31, 2019, we had RMB906.8 million (US$130.3 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and bank balances.

We had net current assets of RMB958.7 million, RMB1,117.9 million and RMB957.4 million (US$137.5 million) as of December 31, 2017, 2018 and 2019, respectively. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through bank borrowings, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, should we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us, or financing will not be available at all.

Our bank borrowings were primarily obtained from two PRC banks for the purposes of general working capital and funding of capital expenditure needs. As of December 31, 2017, 2018 and 2019, our total bank borrowings amounted to, RMB558.0 million, RMB473.0 million and RMB558.0 million (US$80.2 million), respectively. We did not have any non-current borrowing or variable-rate borrowings as of December 31, 2017, 2018 and 2019. In 2017, 2018 and 2019, our fixed-rate bank borrowings carried interest rates ranging from 4.35%, 4.35% and 4.35% per annum, respectively.

A portion of our bank borrowings were secured. As of December 31, 2017, 2018 and 2019, bank borrowings amounting to RMB180 million, RMB180.0 million and RMB180.0 million (US$25.9 million), respectively, were secured by pledged bank deposits, property, plant and equipment and right-of-use assets, and the remaining bank borrowings of RMB293.0 million and RMB378.0 million (US$54.3 million) were unsecured for each of the periods.

	As of December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(in thousands)
Variable-rate bank borrowings	—	—	—	—
Fixed-rate bank borrowings repayable:
Within one year	558,000	473,000	558,000	80.2

Total bank borrowings	558,000	473,000	558,000	80.2
Less: Amounts due within one year shown under current liabilities	(558,000)	(473,000)	558,000	80.2

	—	—	—	—

In addition, certain of our bank borrowings were guaranteed by our subsidiaries, namely Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel, Zhengxing Benxi Wheel and Hua’an Zhengxing Wheel, pursuant to three guarantee agreements entered into in April 2017 and December 2018. As of December 31, 2017, 2018 and 2019, these guaranteed bank borrowings amounted to RMB558.0 million, RMB473.0 million and RMB558.0 million (US$80.2 million), respectively.

We plan to repay these bank borrowings with cash generated from our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. As of December 31, 2017, 2018 and 2019, we had available undrawn one-year borrowing facilities from two PRC banks of RMB1,590.0 million, RMB1,692.0 million and RMB1,793.0 million (US$257.5 million), respectively. We have historically been able to repay our bank borrowings when they become due. We expect to be able to obtain additional bank borrowings should we need additional funding for working capital and capital expenditures.

Cash Flow

The following table sets forth a summary of our cash flow for the periods indicated:

	Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) from operating activities	(91,212)	290,267	62,949	9,042
Net cash (used in) from investing activities	(38,479)	1,662	(150,132)	(21,566)
Net cash (used in) from financing activities	(17,189)	(108,308)	61,323	8,809

Net (decrease) increase in cash and cash equivalents	(146,880)	183,621	(25,860)	(3,715)
Cash and cash equivalent at beginning of the year	896,799	751,612	933,250	134,053
Effect of foreign exchange rate changes	1,693	(1,983)	(550)	(79)

Cash and cash equivalent at end of the year	751,612	933,250	906,840	130,259

Operating Activities

We derive cash inflow from operations primarily through the receipt of payments from the sales of our products. Our cash outflow from operations is used primarily for raw material purchases, staff costs and miscellaneous expenses used in operating activities. Our net cash from operating activities reflects our profit (loss) for the year, as adjusted for non-cash items such as depreciation and amortization, and the effects of changes in working capital such as increases or decreases in trade and other receivables, prepayments, inventories, trade and other payables and accruals.

Net cash from operating activities was RMB62.9 million (US$9.0 million) in 2019, which was primarily attributable to (i) our loss before taxation of RMB112.6 million (US$16.2 million), as adjusted for depreciation of right-of-use assets and depreciation of property, plant and equipment of RMB146.0 million (US$21.0 million), (ii) a decrease in inventories of RMB42.5 million (US$6.1 million), and (iii) a decrease in trade and other receivables of RMB181.0 million (US$26.0 million); partially offset by (iv) a decrease in trade and other payables and accruals of RMB208.6 million (US$30.0 million).

Net cash from operating activities was RMB290.3 million in 2018, which was primarily attributable to (i) our loss before taxation of RMB7.0 million, as adjusted for amortization of prepaid lease payments and depreciation of property, plant and equipment of RMB155.5 million, (ii) a decrease in trade and other receivables of RMB126.0 million; (iii) a decrease in inventories of RMB5.9 million, and (iv) interest received of RMB 11.7 million.

Investing Activities

Net cash used in investing activities was RMB150.1 million (US$21.6 million) in 2019, which was primarily attributable to deposits paid for acquisition of property, plant and equipment of RMB153.6 million (US$22.1 million).

Net cash from investing activities was RMB1.7 million in 2018, which was primarily attributable to withdrawal of fixed bank deposits with maturity periods over three months of RMB580.0 million, withdrawal of pledged bank deposits of RMB7.9 million, and proceeds on disposal of property, plant and equipment of RMB11.1 million, partially offset by (i) placement of fixed bank deposits with maturity periods over three months of RMB580.0 million, (ii) pledged bank deposits of RMB6.2 million and (iii) purchase of property, plant and equipment of RMB11.2 million.

Financing Activities

Net cash from financing activities was RMB61.3 million (US$8.8 million) in 2019, which was attributable to (i) new bank borrowings raised of RMB558.0 million (US$80.2 million), partially offset by (ii) repayment of bank borrowings of RMB473.0 million (US$67.9 million) and (iii) interest paid of RMB24.3 million (US$3.5 million).

Net cash used in financing activities was RMB108.3 million in 2018, which was attributable to (i) repayment of bank borrowings of RMB558.0 million, (ii) interest paid of RMB24.5 million and (iii) repayment to a shareholder of RMB0.7 million, partially offset by new bank borrowings raised of RMB473.0 million and advance from a shareholder of RMB1.9 million.

In 2017, 2018 and 2019, our capital expenditures totaled RMB35.6 million, RMB11.2 million and RMB168.8 million (US$24.2 million), respectively. Our capital expenditures consisted primarily of the purchase of property, plant and equipment, the cost of obtaining land use rights and other costs incurred in connection with the construction and expansion of our various manufacturing facilities and a new production line at our aluminum wheel manufacturing facility. Our capital expenditures in 2019 have been funded by cash flow from operations.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2019:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Bank borrowings	558,000	—	—	—	558,000	80,152
Operating lease commitment	—	—	—	—	—	—
Purchase commitment	—	91,166	—	—	91,166	13,095
Capital commitment	—	—	—	—	—	—

Total	558,000	91,166	—	—	649,166	93,247

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of June 11, 2020:

Name	Age	Position
Jianhui Lai	54	Chairman of the board of directors and chief executive officer
Junqiu Gao	53	Director, deputy chief executive officer and chief sales and marketing officer
William John Sharp	78	Independent director
Xiandai Zhang	51	Independent director
Yichun Zhang	86	Independent director
To Wai Suen	46	Independent director
Martin Cheung	51	Chief financial officer
Xichuan Lai	52	Financial controller
Jiangjun Yang	43	Chief production officer

The business address of our directors and executive officers is c/o No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China.

Mr. Jianhui Lai is our founder, chairman of our board of directors and chief executive officer. Mr. Lai has over 20 years of experience in the commercial wheel industry in the PRC, particularly in managing vehicle wheel businesses. Prior to founding us in 2003, Mr. Lai was factory manager of Zhangzhou XiangchengZhengxing Automobile Wheel Factory from 1996 to 2003, factory manager of Fujian PingheGuanxi Automobile Wheel Factory from 1993 to 1996, and factory manager of Pinghe Automobile Tire and Bicycle Repair Depot from 1988 to 1993. Mr. Lai was awarded The Outstanding Private Entrepreneur in the PRC in 2004 and The Outstanding Individual of the PRC Automotive Industry in 2008, in recognition of his business achievements and stature in the industry. Mr. Lai is also the founder of two schools (providing primary school to high school education) in the PRC, namely PingheZhengxing School and Zhangzhou Zhengxing School.

Mr. Junqiu Gao has served as our director since February 2009, and as our deputy chief executive officer and chief sales and marketing officer since June 2008. Mr. Gao also served as our marketing and sales manager from 2004 to 2008. Mr. Gao has over 20 years of marketing and sales and management experience in the commercial wheel and machinery industry in the PRC. Prior to joining us in 2004, Mr. Gao was head of the marketing and sales department of Zhangzhou Xiangcheng Zhengxing Automobile Wheel Factory from 1999 to 2004 and was a regional product sales manager of Xuzhou Press System Company Limited from 1993 to 1999. Mr. Gao also served as an electrical design technician and product after-sales engineer of Xuzhou Press System Company Limited from 1990 to 1993. Mr. Gao is a senior engineer and received his bachelor’s degree in industrial electrical automation from Hefei University of Technology in 1990.

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

Mr. To Wai Suen (Eric) has served as our independent director since April 2018. Mr. Suen has over 18 years of experience in merger and acquisitions, fund raising, auditing, tax and accounting. His past work experiences include serving as the Chief Financial Officer and Company Secretary of the China Saite Group Company Limited from May 2015 to August 2016. Prior to that, Mr. Suen worked for almost 13 years with Deloitte Hong Kong and later Deloitte Touche Tohmatsu LLP (Shanghai). Mr. Suen is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants. Mr. Suen received his bachelor’s degree in arts from the Chinese University of Hong Kong in 1995 and his bachelor’s degree in commerce from the University of Western Australia in 2001.

Mr. Martin Cheung has over 15 years of experience in accounting and finance with publicly and privately held companies. Mr. Cheung was most recently the Chief Financial Officer of Profound Heavy Company Limited, and the Finance Director of Norstar Founders Group Limited (2339: HK), recently renamed Beijing West Industry International, and a Corporate Finance Director at Grant Thornton Corporate Finance Limited. Additionally, Mr. Cheung held management positions at Japan Asia Securities and Daiwa Securities. Mr. Cheung currently is an independent director of Boyaa International Ltd. (434.HK). Mr. Cheung was a senior auditor at Deloitte Touche Tohmatsu. Mr. Cheung is a Certified Public Accountant, with a master’s degree in Accounting from Curtin University of Technology (Australia), a master’s of Science degree in Finance (Investment Management) from the Hong Kong University of Science and Technology, and a bachelor’s degree in Social Sciences from the University of Hong Kong.

Mr. Xichuan Lai has served as our financial controller since August 2006. Mr. Lai also served as our financial manager from 2004 to 2006. Mr. Lai has over 19 years of finance experience. Prior to joining us in 2004, Mr. Lai served as manager of the finance department of Fujian Motor Industry Group Company from 1999 to 2004. Mr. Lai also served as an accountant of Fujian Automobile Factory from 1992 to 1999. Mr. Lai is a senior accountant and received his bachelor’s degree in auditing from Fuzhou University in 1992.

Mr. Jiangjun Yang has served as our chief production officer since January 2007. Mr. Yang also served as our production manager from 2005 to 2006 and our head of production line from 2003 to 2005. Mr. Yang has over 13 years of production and management experience in the commercial wheel industry in the PRC. Prior to joining us in 2003, Mr. Yang worked at Zhangzhou XiangchengZhengxing Automobile Wheel Factory from 1998 to 2003. Mr. Yang completed his junior college study in administrative management at Xiamen University in 2001.

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

Compensation of Directors and Executive Officers

In 2019, the aggregate cash compensation, including basic salary and bonus and other benefits, to all of our directors and our executive officers was RMB5.0 million (US$0.7 million). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, employment and other statutory benefits.

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

Terms and Service Contracts

For information regarding the current terms of our directors and executive officers, and details of directors’ service contracts with our Company providing for benefits upon termination of employment, please refer to Item 6B. “Compensation.”

D.	Employees

We had 4,058, 4,017 and 3,675 employees as of December 31, 2017, 2018 and 2019, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2019:

Function	Number
Manufacturing	2,622
Research and development and technology	193
Sales and marketing	233
Quality control	212
Management and administration	415

Total	3,675

All of our employees are stationed in the PRC. We do not have any part-time employees.

In compliance with the relevant PRC labor laws, we enter into individual employment contracts with our employees typically covering matters such as wages, bonuses, employee benefits, workplace safety, confidentiality obligations and non-competition (for our executive officers and employees involved in technology and research and development), and grounds for termination. In addition, we provide various healthcare benefits and insurance to our employees and participate in various employee benefit plans in accordance with applicable laws and regulations. These employment contracts generally have a term of three years. The total amount of contributions we made to employee benefit plans in 2017, 2018 and 2019 was RMB46.0 million, RMB45.6 million and RMB48.4 million (US$7.0 million), respectively. We invest in continuing education and training programs for our management staff and other employees to upgrade their skills and knowledge continuously. We provide our employees with internal training in various areas.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of June 11, 2020 (unless otherwise indicated) by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person or the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of June 11, 2020, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

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
(1)

Percentage of beneficial ownership of each listed person or group is based on 206,500,000 ordinary shares outstanding as of June 11, 2020 and the ordinary shares underlying all options held by such person or group that have vested or will vest within 60 days after June 11, 2020, each as held by such person or group as of that date.

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

As of June 11, 2020, there were two ordinary shareholders of record with an address in the United States, including The Bank of New York Mellon, depositary of our ADS program, which held 62,499,988 ordinary shares as of that date, representing 30.27% of our outstanding ordinary shares.

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

Guarantees Provided by Our Subsidiaries

Certain of our bank borrowings were guaranteed by our subsidiaries, namely Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to three guarantee agreements entered into in January 2008 and 2009. As of December 31, 2017, 2018 and 2019, these guaranteed bank borrowings amounted to RMB558.0 million, RMB473.0 million and RMB558.0 million (US$80.2 million), respectively.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18 “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

A.7	Legal Proceedings

On October 31, 2018, a class action complaint was filed in the United States District Court for the District of New Jersey against us and certain of our officers alleging violations of the federal securities laws with respect to the delisting of our shares on the New York Stock Exchange. The complaint was later amended by the plaintiffs. On or about June 24, 2019, the defendants moved to dismiss the amended complaint in its entirety on the grounds that it fails to state a claim and the Court lacks personal jurisdiction over the individual defendants. The motion to dismiss is still pending before the Court. We are unable to predict with any reasonable degree of certainty when the Court will rule on the motion to dismiss. The case remains at a preliminary stage. Other than the aforementioned action, we are currently not a party to, and are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

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

Upon the delisting of our ADSs from the NYSE, our ADSs became quoted on the over-the-counter markets under the symbol “ZXAIY:US”. Stocks quoted on the over-the-counter markets ordinarily have much lower trading volume than those listed on a national exchange, such as the NYSE or Nasdaq. Fewer market makers take interest in shares traded over-the-counter, and accordingly the markets for such shares are less orderly than is usual for NYSE-listed stocks. As a result of the low trading volumes ordinarily obtained in over-the-counter markets, sales of our ADSs in any significant amount could not be absorbed without a dramatic reduction in price. Moreover, thinly traded shares in the over-the-counter markets are more susceptible to trading manipulations than is ordinarily the case for more actively traded shares.

The over-the-counter markets are the principal trading markets for our ADSs. Our ADSs and ordinary shares are not listed on any other exchanges in or outside the United States.

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

People’s Republic of China Taxation

On March 16, 2007, the NPC passed the EIT Law, and on December 6, 2007, the State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008 (the EIT Law was amended on February 24, 2017 and December 29, 2018; the Implementation Regulations of EIT Law was amended on April 23, 2019). The EIT Law and its implementation rules apply a uniform 25.0% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25.0% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “High and New Technology Enterprises” are entitled to a 15.0% enterprise income tax rate.

The EIT Law and its implementation rules provide that enterprises established outside the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises.” The “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management bodies.” The STA issued Circular 82 setting forth specific standards for determination of the “de facto management bodies” of offshore companies controlled by PRC enterprises. However, it remains unclear as to how the PRC tax authorities will treat an overseas enterprise, with all of its management team members residing in the PRC, invested or controlled by other overseas enterprises as in our case.

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

Certain Reporting Requirements

Subject to specified exceptions a U.S. Investor (that is, an individual or, certain domestic entities) is required to report to the IRS such U.S. Investor’s interests in stock or securities issued by a non-U.S. person (such as our company), if the aggregate value of these and certain other “specified foreign financial assets” exceeds an applicable reporting threshold. If required, this disclosure is made by filing IRS Form 8938. U.S. Investors should consult their tax advisors regarding the information reporting obligations that may arise from their ownership or disposition of ADSs or ordinary shares.

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

In 2017, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have increased/(decreased) our pre-tax profit for the year by RMB427,000. In 2018, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have decreased/(increased) our pre-tax loss for the year by RMB607,000. In 2019, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have decreased/(increased) our pre-tax loss for the year by RMB562,000 (US$81,000).

Credit Risk

Our credit risk is primarily attributable to trade and other receivables and prepayments, cash at banks and deposits with banks. Our management has a credit policy in place, and our exposure to credit risk is monitored on an ongoing basis. We place deposits with banks which we believe are of a good reputation. We have concentration of credit risk to a certain extent, as 25.6%, 25.8% and 25.0% of our trade receivables as of December 31, 2017, 2018 and 2019, respectively, was due from our five largest customers.

Currency Risk

A majority of our revenue and most of our expenditure are denominated in Renminbi. However, we are exposed to currency risk primarily through sales which give rise to receivables and cash balances that are denominated in a foreign currency. The currencies giving rise to this risk are primarily U.S. dollars.

The exchange rate of the Renminbi with U.S. dollars and other currencies is affected by, among other things, China’s political and economic conditions. Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash, trade receivables and amount due to a shareholder denominated in U.S. dollars as of December 31, 2017, 2018 and 2019, a 5.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB1.6 million, RMB1.3 million and RMB0.8 million (US$0.1 million) in our exchange gain, respectively.

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

Inflation

China’s consumer price index, the broadest measure of inflation, rose 3.3% in April 2020 from the level in April 2019. Although there can be no assurance as to the impact in future periods, inflation has not had a material impact on our results of operation in recent years.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors. We have receivable reimbursement payments from the depositary totaling approximately US$ 7,665.52 (net of withholding tax) for the year ended December 31, 2019. In addition, the depositary has agreed to waive certain fees for standard costs associated with the administration of the ADS program. The depositary waived such costs in an aggregate amount of approximately US$45,000 for the year ended December 31, 2019.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Please refer to Item 10B “Additional Information—Memorandum and Articles of Association” for a description of the rights of security holders, which remain unchanged.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2019, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15 and 15d-15 of the Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and regulations, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019, using criteria established in the updated framework in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

Our board of directors has determined that Mr. William John Sharp, chairman of our audit committee, meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC and meets the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act. Please refer to Item 6A “Directors, Senior Management and Employees—Directors and Senior Management” in relation to Mr. William John Sharp’s relevant experience.

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

	Year Ended December 31,
	2018	2019	2019
	RMB	RMB	US$
	(in thousands)
Audit fees (1)	1,740	1,844	265
Audit-related fees (2)	—	—	—

Total	1,740	1,844	265

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual financial statements.
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

There were no changes to our certifying accountants for the year ended December 31, 2019.

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

Date: June 11, 2020

CHINA ZENIX AUTO INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Zenix Auto International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Zenix Auto International Limited and subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

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

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

We have served as the Company’s auditor since 2016.

Hong Kong, China
June 11, 2020

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE

INCOME (LOSS)

For the years ended December 31, 2017, 2018 and 2019

	NOTE	2017		2018		2019		2019
		RMB’000		RMB’000		RMB’000		US$’000
Revenue	5		2,830,987		3,149,614		2,493,218		358,128
Cost of sales			(2,449,399)		(2,779,768)		(2,265,418)		(325,407)

Gross profit			381,588		369,846		227,800		32,721
Other income, gain and loss	6		21,171		16,089		17,320		2,488
Net exchange gain (loss)			(3,521)		1,250		494		71
Selling and distribution costs			(173,800)		(174,774)		(155,308)		(22,309)
Research and development expenses			(57,419)		(51,760)		(56,841)		(8,165)
Administrative expenses			(130,203)		(144,454)		(121,647)		(17,473)
Finance costs	7		(21,375)		(23,210)		(24,435)		(3,510)

Profit (loss) before taxation			16,441		(7,013)		(112,617)		(16,177)
Income tax (expense) credit	8		(7,389)		(969)		7,747		1,113

Profit (loss) and total comprehensive income (loss) for the year	9		9,052		(7,982)		(104,870)		(15,064)

Profit (loss) and total comprehensive (loss) profit attributable to:
Owners of the Company			9,052		(7,982)		(104,870)		(15,064)

Earnings (loss) per Share	10
Basic		RMB	0.04	RMB	(0.04)	RMB	(0.51)	USD	(0.07)
Diluted		RMB	0.04	RMB	(0.04)	RMB	(0.51)	USD	(0.07)

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			As of December 31,
	NOTE		2018	2019	2019
			RMB’000	RMB’000	US$’000
ASSETS
Current assets
Inventories	12		172,111	129,641	18,622
Trade and other receivables and prepayments	13		776,473	596,359	85,662
Prepaid lease payments	14	(a)	9,425	—	—
Pledged bank deposits	15		33,500	14,900	2,140
Fixed bank deposits with maturity periods over three months	15		290,000	290,000	41,656
Bank balances and cash	15		933,250	906,840	130,259

Total current assets			2,214,759	1,937,740	278,339

Non-current assets
Property, plant and equipment	16		1,099,003	1,076,731	154,663
Prepaid lease payments	14	(a)	357,599	—	—
Right-of-use assets	14	(b)	—	357,599	51,366
Deferred tax assets	17		40,272	54,641	7,848
Deposits paid for acquisition of property, plant and equipment	18		—	61,618	8,851
Intangible assets	19		17,000	17,000	2,442

Total non-current assets			1,513,874	1,567,589	225,170

Total assets			3,728,633	3,505,329	503,509

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	20		611,463	410,764	59,003
Amount due to a shareholder	21		9,911	10,557	1,516
Taxation payable			2,477	982	141
Short-term bank borrowings	22		473,000	558,000	80,152

Total current liabilities			1,096,851	980,303	140,812

Non-current liabilities
Deferred income	23		6,903	6,106	877
Deferred tax liabilities	17		86,239	85,150	12,231

Total non-current liabilities			93,142	91,256	13,108

Total liabilities			1,189,993	1,071,559	153,920

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 shares issued and outstanding as of December 31, 2018 and 2019)	24		136	136	20
Additional paid in capital			392,076	392,076	56,318
Reserves			2,146,428	2,041,558	293,251

Total equity attributable to owners of the Company			2,538,640	2,433,770	349,589

Total equity and liabilities			3,728,633	3,505,329	503,509

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2017, 2018 and 2019

	Share capital		Additional paid in capital		Capital reserve		PRC statutory reserve		Share incentive plan reserve		Retained profits		Total
	RMB’000		RMB’000		RMB’000		RMB’000		RMB’000		RMB’000		RMB’000
					(note i)		(note ii)
As of January 1, 2017		136		392,076		560,892		124,230		3,110		1,457,126		2,537,570
Profit and total comprehensive profit for the year		—		—		—		—		—		9,052		9,052
Transfer		—		—		—		3,363		—		(3,363)		—

As of December 31, 2017		136		392,076		560,892		127,593		3,110		1,462,815		2,546,622
Loss and total comprehensive loss for the year		—		—		—		—		—		(7,982)		(7,982)
Transfer		—		—		—		8,024		—		(8,024)		—

As of December 31, 2018		136		392,076		560,892		135,617		3,110		1,446,809		2,538,640
Loss and total comprehensive loss for the year		—		—		—		—		—		(104,870)		(104,870)
Transfer		—		—		—		924		—		(924)		—

As of December 31, 2019		136		392,076		560,892		136,541		3,110		1,341,015		2,433,770

	US$	’000	US$	’000	US$	’000	US$	’000	US$	’000	US$	’000	US$	’000
As of December 31, 2019		20		56,318		80,566		19,613		447		192,625		349,589

See accompanying notes to the consolidated financial statements.

Notes:

i.

Capital reserve include (a) additional capital contributions, comprising a cash injection of RMB159.8 million and an option of RMB386.3 million, being the fair value at grant date, by equity owners to acquire Zhengxing Wheel Group Co., Limited (b) capital contribution of RMB10.9 million in the year ended December 31, 2011 by equity owners pursuant to a shareholder agreement and (c) the recognition of share-based payment expenses of RMB3,829,000 (US$600,000) as of January 1, 2017, December 31, 2017, 2018 and 2019, in relation to restricted shares awarded to a management executive by an equity participant (Newrace Limited) .

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

The PRC laws and regulations restrict the distribution of registered capital of companies established in the PRC. Accordingly, the registered capital of PRC entities in the Group of RMB773,065,000 ($111,024,702) as of December 31, 2018 and 2019 are considered restricted for distribution.

In addition, as a result of the relevant PRC laws and regulations which impose restriction on distribution or transfer of assets out of the PRC statutory reserve, RMB157,811,000 and RMB158,735,000 ($22,796,927), respectively, representing the PRC statutory reserve of the subsidiaries as of December 31, 2018 and 2019, are also considered under restriction for distribution.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2017, 2018 and 2019

	2017	2018	2019	2019
	RMB’000	RMB’000	RMB’000	US$’000
OPERATING ACTIVITIES
Profit (loss) before taxation	16,441	(7,013)	(112,617)	(16,177)
Amortization of prepaid lease payments	9,425	9,425	—	—
Depreciation of property, plant and equipment	147,959	146,075	136,572	19,617
Depreciation of right-of-use assets	—	—	9,425	1,354
Release of deferred income	(797)	(797)	(797)	(114)
Finance costs	21,375	23,210	24,435	3,510
Interest income	(11,020)	(11,931)	(11,894)	(1,708)
Loss on disposal of property, plant and equipment	31	18,512	574	83
Operating cash flows before movements in working capital	183,414	177,481	45,698	6,565
(Increase) decrease in inventories	(39,294)	5,923	42,470	6,100
(Increase) decrease in trade and other receivables and prepayments	(206,950)	125,952	180,988	25,997
Decrease in trade and other payables and accruals	(36,148)	(13,472)	(208,572)	(29,959)
Cash (used in) generated from operations	(98,978)	295,884	60,584	8,703
Interest received	11,040	11,651	11,936	1,714
PRC income tax paid	(3,274)	(17,268)	(9,571)	(1,375)

NET CASH (USED IN) FROM OPERATING ACTIVITIES	(91,212)	290,267	62,949	9,042

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(14,135)	(11,180)	(15,218)	(2,186)
Deposits paid for acquisition of property, plant and equipment	(21,482)	—	(153,568)	(22,059)
Withdrawal of pledged bank deposits	4,000	7,900	18,600	2,671
Placement of pledged bank deposits	(7,100)	(6,200)	—	—
Proceeds on disposal of property, plant and equipment	238	11,142	54	8
Placement of fixed bank deposits with maturity periods over three months	(580,000)	(580,000)	(580,000)	(83,312)
Withdrawal of fixed bank deposits with maturity periods over three months	580,000	580,000	580,000	83,312

NET CASH (USED IN) FROM INVESTING ACTIVITIES	(38,479)	1,662	(150,132)	(21,566)

FINANCING ACTIVITIES
New bank borrowings raised	558,000	473,000	558,000	80,152
Repayment of bank borrowings	(558,000)	(558,000)	(473,000)	(67,942)
Advance from a shareholder	10,149	1,865	6,711	964
Repayment to a shareholder	(2,805)	(696)	(6,065)	(871)
Interest paid	(24,533)	(24,477)	(24,323)	(3,494)

NET CASH (USED IN) FROM FINANCING ACTIVITIES	(17,189)	(108,308)	61,323	8,809

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(146,880)	183,621	(25,860)	(3,715)
Effect of foreign exchange rate	1,693	(1,983)	(550)	(79)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	896,799	751,612	933,250	134,053

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	751,612	933,250	906,840	130,259

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

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

Zhengxing Wheel was established as a limited liability company in the PRC on June 23, 2003. Details of Zhengxing Wheel’s subsidiaries as of December 31, 2018 and 2019 are as follows:

Name of company	Place and date of establishment and operation	Attributable equity interests directly held by Zhengxing Wheel at December 31,
		2018	2019
Zhengxing Group Benxi Wheel Co., Ltd.	The PRC July 13, 2004	100%	100%
Zhengxing Group Chengdu Wheel Co., Ltd. (“Zhengxing Chengdu”)	The PRC July 30, 2004	100%	100%
Zhengxing Group Langfang Wheel Co., Ltd. (“ZhengxingLangfang”)	The PRC January 21, 2005	100%	100%
Zhengxing Group Hefei Wheel Co., Ltd. (“Zhengxing Hefei”)	The PRC June 9, 2005	100%	100%
Hua’an Zhengxing Wheel Co., Ltd.	The PRC November 19, 2010	100%	100%

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

For the years ended December 31, 2017, 2018 and 2019

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are accounted for in accordance with IFRS 16 (since January 1, 2019) or IAS 17 (before application of IFRS 16), and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

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

For the years ended December 31, 2017, 2018 and 2019

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

For the years ended December 31, 2017, 2018 and 2019

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

Sale of goods

The Group manufactures and sells a range of commercial vehicle wheels in the market. Depending on the contractual arrangement with customers, sales are recognized when control of the products has transferred, being when the risk and rewards have been transferred, the customer has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products.

The Group derives revenue from the transfer of goods and are mainly at a point in time.

Presentation of contract assets and liabilities

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received a consideration (or an amount of consideration that is due) from the customer. If a customer pays the consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

A contract asset and a contract liability relating to a contract are accounted for on a net basis.

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

For the years ended December 31, 2017, 2018 and 2019

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

For the years ended December 31, 2017, 2018 and 2019

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

Leased assets

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

For contracts entered into or modified or arising from business combinations on or after the date of initial application, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Group as lessee (upon application of IFRS 16 in accordance with transitions in note 3)

Allocation of consideration to components of a contract

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

Non-lease components are separated from lease component on the basis of their relative stand-alone prices.

As a practical expedient, leases with similar characteristics are accounted on a portfolio basis when the Group reasonably expects that the effects on the consolidated financial statements would not differ materially from individual leases within the portfolio.

At the lease commencement date, the Group recognises a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalise the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalised are recognised as an expense on a systematic basis over the lease term.

Right-of-use assets

The cost of right-of-use asset includes:

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date, less any lease incentives received;

•	any initial direct costs incurred by the Group; and

•

an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

Right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Group presents right-of-use assets as a separate line item on the consolidated statement of financial position.

Lease liabilities

At the commencement date of a lease, the Group recognises and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

•	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable by the Group under residual value guarantees;

•	the exercise price of a purchase option if the Group is reasonably certain to exercise the option; and

•	payments of penalties for terminating a lease, if the lease term reflects the Group exercising an option to terminate the lease.

Variable lease payments that reflect changes in market rental rates are initially measured using the market rental rates as at the commencement date. Variable lease payments that do not depend on an index or a rate are not included in the measurement of lease liabilities and right-of-use assets, and are recognised as expense in the period in which the event or condition that triggers the payment occurs.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

•

the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

•

the lease payments change due to changes in market rental rates following a market rent review in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

The Group presents lease liabilities as a separate line item on the consolidated statement of financial position.

Lease modifications

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

The Group accounts for a lease modification as a separate lease if:

•	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

•

the consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

When the modified contract contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the modified contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

The Group as a lessee (prior to January 1, 2019)

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

For the years ended December 31, 2017, 2018 and 2019

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

For the years ended December 31, 2017, 2018 and 2019

Termination benefits

Termination benefits are recognized at the earlier of when the Group can no longer withdraw the offer of those benefits and when it recognizes restructuring costs involving the payment of termination benefits.

Share-based payment transactions

Equity-settled share-based payment transactions

Share options/awarded shares granted to employees

The fair value of services received determined by reference to the fair value of the share options and awarded shares granted at the date of grant is expensed as staff costs on a straight-line basis over the vesting period, with a corresponding increase in share incentive plan reserve (see Note 26).

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

For the years ended December 31, 2017, 2018 and 2019

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

For the years ended December 31, 2017, 2018 and 2019

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

Financial instruments

Financial assets and financial liabilities are recognised when a group entity becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognised and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss (“FVTPL”) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognised immediately in profit or loss.

The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

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

For the years ended December 31, 2017, 2018 and 2019

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

Impairment of financial assets (upon application of IFRS 9 on January 1, 2018)

The Group recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables, bank deposits and bank balances). ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

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

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

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

For the years ended December 31, 2017, 2018 and 2019

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

Simplified approach

For trade receivables that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Impairment of financial assets (prior to January 1, 2018)

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

For the years ended December 31, 2017, 2018 and 2019

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

Impairment of non-financial assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

–	property, plant and equipment

–	prepaid lease payments; and

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

–	intangible assets.

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

For the years ended December 31, 2017, 2018 and 2019

Anti-dilutive potential ordinary shares are not considered in the calculation of the diluted earnings per share. Potential ordinary shares are anti-dilutive when the conversion of ordinary shares increases the earnings per share or decreases the net losses per share.

Translation into United States dollar

The consolidated financial statements of the Group are stated in RMB. The translation of RMB amounts as of and for the year ended December 31, 2019 into US$ is included solely for the convenience of readers and was made at the rate of RMB6.9618 to US$1.00, which was based on the noon buying rate on December 31, 2019 in The City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

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

For the years ended December 31, 2017, 2018 and 2019

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

(i)	IFRS 16, Leases

(ii)	IFRIC-Int 23, Uncertainty over Income Tax Treatments

(iii)	Amendments to IFRS 9, Prepayment Features with Negative Compensation

(iv)	Amendments to IAS 19, Plan Amendment, Curtailment or Settlement

(v)	Amendments to IAS 28, Long-term Interests in Associates and Joint Ventures

(vi)	Amendments to iFRSs, Annual Improvements to IFRSs 2015-2017 Cycle

Except as described below, the application of the new and amendments to IFRSs in the current year has had no material effect on the Group’s financial performance and positions for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

(i)	IFRS 16, Leases

The Group has applied IFRS 16 for the first time in the current year, using the modified retrospective approach. IFRS 16 superseded IAS 17 Leases (“IAS 17”), and the related interpretations.

The Group applied the following accounting policies in accordance with the transition provisions of IFRS 16.

Definition of a lease

The Group has elected the practical expedient to apply IFRS 16 to contracts that were previously identified as leases applying IAS 17 and IFRIC-Int 4 Determining whether an Arrangement contains a Lease and not apply this standard to contracts that were not previously identified as containing a lease. Therefore, the Group has not reassessed contracts which already existed prior to the date of initial application.

For contracts entered into or modified on or after the date of January 1, 2019, the Group applies the definition of a lease in accordance with the requirements set out in IFRS 16 in assessing whether a contract contains a lease.

As a lessee

The Group has applied IFRS 16 retrospectively with the cumulative effect recognised at the date of initial application, January 1, 2019.

As at January 1, 2019, the Group measured additional right-of-use assets at the amounts equal to the related prepaid lease payment by applying IFRS 16(C8(b)(ii)) transition. There is no difference at the date of initial application and comparative information has not been restated.

When applying the modified retrospective approach under IFRS 16 at transition, the Group applied the following practical expedients to leases previously classified as operating leases under IAS 17, on leaseby- lease basis, to the extent relevant to the respective lease contracts:

i.	relied on the assessment of whether leases are onerous by applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets as an alternative of impairment review;

ii.	elected not to recognise right-of-use assets and lease liabilities for leases with lease term ends within 12 months of the date of initial application;

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

iii.	excluded initial direct costs from measuring the right-of-use assets at the date of initial application;

iv.	applied a single discount rate to a portfolio of leases with a similar remaining terms for similar class

The carrying amount of right-of-use assets for own use as at January 1, 2019 comprises the following:

Right-of-use assets RMB’000
Reclassified from prepaid lease payment (Note)	367,024

Note:

Upon application of IFRS 16, the current and non-current portion of prepaid lease payment amounting to approximately RMB9,425,000 and RMB357,599,000 respectively were reclassified to right-of-use assets.

The following adjustments were made to the amounts recognised in the consolidated statement of financial position at January 1, 2019. Line items that were not affected by the changes have not been included.

Impact on the statement of financial position

	Carrying amounts previously reported at December 31, 2018	Adjustments	Carrying amounts under IFRS 16 at January 1, 2019
	RMB’000	RMB’000	RMB’000
NON-CURRENT ASSETS
Right-of-use assets	—	367,024	367,024
Prepaid lease payment – non-current portion	357,599	(357,599)	—

CURRENT ASSET
Prepaid lease payment – current portion	9,425	(9,425)	—

Note:

For the purpose of reporting cash flows from operating activities under indirect method for the year ended December 31, 2019, movements in working capital have been computed based on opening consolidated statement of financial position as at January 1, 2019 as disclosed above.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2019 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group:

Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform[1]

Amendments to IFRS 3	Definition of a Business[2]

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[5]

IFRS 17	Insurance Contracts[3]

Amendments to IAS 1 and IAS 8	Definition of Material[1]

Amendments to IAS 1	Classification of Liabilities as Current or Non-Current[4]

1.	Effective for annual periods beginning on or after 1 January 2020.
2.	Effective for business combinations and asset acquisitions for which the acquisition date is on or after the beginning of the first annual period beginning on or after 1 January 2020.
3.	Effective for annual periods beginning on or after 1 January 2021.
4.	Effective for annual periods beginning on or after 1 January 2022.
5.	Effective for annual periods beginning on or after a date to be determined.

In addition to the above new and amendments to IFRSs, a revised Conceptual Framework for Financial Reporting was issued in 2018. Its consequential amendments, the Amendments to References to the Conceptual Framework in IFRS Standards, will be effective for annual periods beginning on or after January 1, 2020.

The directors of the Company anticipate that the application of all the new and amendments to IFRSs will have no material impact on the consolidated financial statements in the foreseeable future.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

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

The Group assesses whether there are any indicators of impairment for property, plant and equipment at the end of each reporting period. Property, plant and equipment are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cashgenerating unit and choose a suitable discount rate in order to calculate the present value of those cash flows.

As of December 31, 2019 and 2018, the carrying amounts of property, plant and equipment were RMB1,076,731,000 (US$154,663,000) and RMB1,099,003,000, respectively (net of accumulated impairment losses of RMB10,259,000 as of December 31, 2019 and 2018). No impairment loss was recognized for the years presented.

Estimated impairment of other non-financial assets

The management determines the impairment loss if circumstances indicate that the carrying value of an asset may not be recoverable. The carrying amounts of assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount.

The recoverable amount is the greater of the fair value less costs of disposal and the value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of sales volume, sales revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, sales revenue and amount of operating costs.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

As of December 31, 2019 and 2018, the carrying amounts of right-of-use assets were RMB357,599,000 (US$51,366,000) and RMB367,024,000, respectively. No impairment loss was recognized for the years presented.

As of December 31, 2019 and 2018, the carrying amount of intangible assets was RMB17,000,000 (US$2,442,000) and RMB17,000,000, respectively. No impairment loss was recognized for the years presented.

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

The assessment of the correlation among historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Group’s trade receivables, is disclosed in note 31 to the financial statements.

As of December 31, 2019 and 2018, the carrying amounts of trade receivables were RMB369,742,000 (US$53,110,000) and RMB526,974,000, respectively. No impairment loss of trade receivables was recognized for the years presented.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

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

As of December 31, 2019 and 2018, the carrying amounts of inventories were RMB129,641,000 (US$18,622,000) and RMB172,111,000, respectively. No impairment loss of inventories was recognized for the years presented.

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

•	PRC OEM sales—production and sales of steel and aluminum wheels to vehicle manufacturers in the PRC.

•	PRC aftermarket sales—production and sales of steel and aluminum wheels to distributors in the PRC.

•	International sales—production and sales of steel wheels to distributors and vehicle manufacturers outside the PRC.

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

5.	REVENUE AND SEGMENT INFORMATION – continued

An analysis of the Group’s revenue and segment results by operating and reportable segments for the years are as follows:

	PRC OEM sales			PRC aftermarket sales			International sales			Consolidated
	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Revenue from external customers	1,533,044	1,758,057	1,302,273	914,303	1,008,824	910,212	383,182	384,699	284,229	2,830,529	3,151,580	2,496,714	358,631
Reconciliation adjustments
Gross up adjustment to reverse net off of selling expense	—	—	—	—	—	—	4,832	4,339	3,168	4,832	4,339	3,168	455
Provision of sales rebates and discount	—	—	—	(4,374)	(6,305)	(6,664)	—	—	—	(4,374)	(6,305)	(6,664)	(958)

Total consolidated net revenue, as reported	1,533,044	1,758,057	1,302,273	909,929	1,002,519	903,548	388,014	389,038	287,397	2,830,987	3,149,614	2,493,218	358,128

Segment result (gross profit before reconciliation)	213,091	232,992	124,321	142,612	127,540	83,640	30,148	17,828	30,124	385,851	378,360	238,085	34,199
Reconciliation adjustments
Gross up adjustment to reverse net off of selling expense	—	—	—	—	—	—	4,832	4,339	3,168	4,832	4,339	3,168	456
Provision of sales rebates and discount	—	—	—	(4,374)	(6,305)	(6,664)	—	—	—	(4,374)	(6,305)	(6,664)	(958)
Unrealized profit	1,071	(113)	(6)	—	—	—	—	—	—	1,071	(113)	(6)	(1)
Fair value adjustments arose from acquisition of subsidiaries
– Additional depreciation of property, plant and equipment	(773)	(793)	(763)	(333)	(328)	(378)	(152)	(137)	(116)	(1,258)	(1,258)	(1,257)	(181)
– Additional amortization of prepaid lease payments	(987)	(1,012)	(974)	(424)	(419)	(483)	(194)	(174)	(148)	(1,605)	(1,605)	(1,605)	(231)
– Amortization of capitalized general borrowing cost of qualifying assets	(1,801)	(2,252)	(2,380)	(774)	(932)	(1,179)	(354)	(388)	(362)	(2,929)	(3,572)	(3,921)	(563)

Total consolidated gross profit, as reported	210,601	228,822	120,198	136,707	119,556	74,936	34,280	21,468	32,666	381,588	369,846	227,800	32,721

Other income, gains and losses										21,171	16,089	17,320	2,488
Net exchange (loss) gain										(3,521)	1,250	494	71
Selling and distribution costs										(173,800)	(174,774)	(155,308)	(22,309)
Research and development expenses										(57,419)	(51,760)	(56,841)	(8,165)
Administrative expenses										(130,203)	(144,454)	(121,647)	(17,473)
Finance costs										(21,375)	(23,210)	(24,435)	(3,510)

Profit (loss) before taxation										16,441	(7,013)	(112,617)	(16,177)
Income tax expense										(7,389)	(969)	7,747	1,113

Profit (loss) for the year										9,052	(7,982)	(104,870)	(15,064)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

The Group’s products can be categorized into tubed steel wheels, tubeless steel wheels, off-road steel wheels, aluminum wheels and wheel components. The categorization is mainly based on the type of vehicles to which the respective product is assembled as well as the product’s component composition. Revenue from these products is as follows:

	2017	2018	2019	2019
	RMB’000	RMB’000	RMB’000	US$’000
Tubed steel wheels	1,286,535	1,452,696	1,124,025	161,456
Tubeless steel wheels	1,242,528	1,294,187	1,017,510	146,157
Off-road steel wheels	51,451	48,917	55,248	7,936
Aluminum wheels	191,868	281,150	243,174	34,930
Wheel components	58,605	72,664	53,261	7,649

Total consolidated revenue	2,830,987	3,149,614	2,493,218	358,128

Geographical information

The Group’s operations are located in the PRC. The following table provides an analysis of the Group’s sales by geographical markets based on locations of customers:

	2017	2018	2019	2019
	RMB’000	RMB’000	RMB’000	US$’000
The PRC (country of domicile)	2,442,973	2,760,577	2,205,821	316,846
Thailand	35,824	39,808	29,879	4,292
Vietnam	40,058	37,294	28,200	4,051
Indonesia	35,597	33,225	25,056	3,599
Malaysia	33,042	32,145	24,635	3,539
South Korea	12,757	17,731	12,622	1,813
Others*	230,736	228,834	167,005	23,988

	2,830,987	3,149,614	2,493,218	358,128

*	No further analysis by countries in this category is presented because the revenue from each individual country is insignificant to the total revenue.

All the Group’s non-current assets are located in the PRC.

Information about major customers

No single customer contributed 10% or more of total sales to the Group during each of the years ended December 31, 2017, 2018 and 2019.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

6.	OTHER INCOME, GAIN AND LOSS

	2017	2018	2019	2019
	RMB’000	RMB’000	RMB’000	US$’000
Interest income	11,020	11,931	11,894	1,708
Net gain from sales of scrap materials	5,050	3,243	4,507	648
Insurance compensation income (note a)	3,311	—	—	—
Release of deferred income (note b)	797	797	797	114
Others	993	118	122	18

	21,171	16,089	17,320	2,488

Notes:

(a)

In February 2014, three minority shareholders of the Company filed a claim against the Company in the Eastern Caribbean Supreme Court of the British Virgin Islands. On February 17, 2017, the claimants, the Company and the three other defendants reached a confidential agreement to settle the claim. The settlement does not obligate the Company to make any payment to the claimants nor would the terms of the settlement affect the Company’s operations. Each party had also agreed to be responsible for their own legal costs. During 2017, the Company claimed and received an aggregate amount of approximately RMB 3.3 million from three insurers according to the insurance reimbursement policy of Directors & Officers.

(b)

A grant of RMB15,000,000 was received from the PRC government in 2009 to subsidize the Group’s construction of a new manufacturing plant and related capital expenditures. It has been presented as deferred income (Note 23) and released to income over the useful lives of the related assets.

7.	FINANCE COSTS

	2017	2018	2019	2019
	RMB’000	RMB’000	RMB’000	US$’000
Interest on bank borrowings wholly repayable within five years	24,526	24,379	24,435	3,510
Less: amount capitalized in construction in progress	(3,151)	(1,169)	—	—

	21,375	23,210	24,435	3,510

Borrowing costs capitalized arose on the general borrowing pool and are calculated by applying the following capitalization rates:

	2017	2018	2019
Capitalization rate	4.4%	4.4%	0%

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

8.	INCOME TAX EXPENSE (CREDIT)

	2017	2018	2019	2019
	RMB’000	RMB’000	RMB’000	US$’000
Current tax:
PRC Enterprise Income Tax (“EIT”)
- current year	7,669	16,172	7,711	1,107

	7,669	16,172	7,711	1,107

Deferred tax (Note 17):
- current year	1,102	(15,203)	(15,458)	(2,220)
- attributable to change in tax rate	(1,382)	—	—	—

	(280)	(15,203)	(15,458)	(2,220)

	7,389	969	(7,747)	(1,113)

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

(b)

Zhengxing Chengdu was established in the western region of the PRC and derived more than 70% of its total income from the business of state-encouraged industry as defined under the “Catalogue of Industries Products and Technologies Encouraged by the State of Development” (the “Catalogue”). According to Caishui [2001] No. 202 issued by the Ministry of Finance and the State Administration of Taxation and the General Administration of Customs, it was entitled to enjoy a preferential tax rate of 15% from its date of establishment to December 31, 2010. Such preferential tax treatment is further extended for a period of ten years from 2011 to 2020 on the condition that the enterprise must be engaged in state encouraged industries as defined under the Catalogue pursuant to Caishui [2011] No. 58 issued during 2011. Zhengxing Chengdu should continue to enjoy the preferential tax rate of 15% in 2017, 2018 and 2019 provided that it was engaged in the state encouraged industry under the Catalogue.

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

For the years ended December 31, 2017, 2018 and 2019

The tax charge (credit) for the years stated below can be reconciled to the profit (loss) before taxation per the consolidated statements of comprehensive income as follows:

	2017	2018	2019	2019
	RMB’000	RMB’000	RMB’000	US$’000
(Loss) profit before taxation	16,441	(7,013)	(112,617)	(16,177)

Tax at the domestic income tax rate of 25%	4,110	(1,753)	(28,154)	(4,044)
Tax effect of expenses not deductible for tax purpose	2,069	3,169	3,318	477
Recognition of tax losses previously not recognized	(1,885)	(1,540)	—	—
Effect of tax exemption and reliefs granted to PRC subsidiaries	4,477	1,093	8,458	1,214
Valuation allowance on deferred tax assets	—	—	8,631	1,240
Decrease in opening deferred tax liability resulting from a decrease in applicable tax rate	(1,382)	—	—	—

Tax (credit) charge for the year	7,389	969	(7,747)	(1,113)

9.	PROFIT (LOSS) FOR THE YEAR

	2017	2018	2019	2019
	RMB’000	RMB’000	RMB’000	US$’000
Profit (loss) for the year has been arrived at after charging:
Directors and key management’s remuneration:
- Salary	4,863	4,654	5,023	722
- Retirement benefit scheme contributions	50	50	57	8
- Share-based payments	—	—	—	—

Total directors and key management’s remuneration	4,913	4,704	5,080	730
Other staff costs	239,372	239,726	225,921	32,452
Retirement benefit scheme contributions, excluding those of directors and key management	30,248	29,973	31,805	4,568

Total staff costs	274,533	274,403	262,806	37,750

Cost of inventories recognized as an expense included in:
- Cost of sales	2,449,399	2,779,768	2,265,418	325,407
- Sales of scrap materials	402,237	448,773	392,195	56,335
- Research and development expense	38,616	33,601	38,786	5,571

Total cost of inventories recognized as an expense	2,890,252	3,262,142	2,696,399	387,313

Amortization of prepaid lease payments	9,425	9,425	—	—
Depreciation of property, plant and equipment	147,959	146,075	136,572	19,617
Depreciation of right-of-use assets	—	—	9,425	1,354
Loss on disposal of property, plant and equipment	31	18,512	574	83

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

10.	EARNINGS (LOSS) PER SHARE

The calculation of the basic and diluted (loss) earnings per share attributable to owners of the Company is based on the following data:

	2017	2018	2019	2019
	RMB’000	RMB’000	RMB’000	US$’000
Earnings (loss)
Profit (loss) for the year attributable to owners of the Company	9,052	(7,982)	(104,870)		(15,064)

Number of shares
Weighted average number of ordinary shares for the purpose of earnings (loss) per share - Basic and diluted	206,500,000	206,500,000	206,500,000		206,500,000

Earnings (loss) per share
Basic	RMB 0.04	RMB (0.04)	RMB (0.51)	US$	(0.07)

Diluted	RMB 0.04	RMB (0.04)	RMB (0.51)	US$	(0.07)

The computation of diluted earnings (loss) per share in 2017, 2018 and 2019 does not assume the exercise of the Company’s share options under the share incentive plan as the exercise price of those options is higher than the average market price for shares (see Note 26).

11.	DIVIDENDS

The directors of the Company do not recommend the payment of a dividend for the years ended December 31, 2017, 2018 and 2019.

12.	INVENTORIES

	As of December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
Raw materials	93,304	65,030	9,341
Work in progress	48,568	39,127	5,620
Finished goods	30,239	25,484	3,661

	172,111	129,641	18,622

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

13.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
Trade receivables	526,974	369,742	53,110
Prepayments to raw material suppliers	169,439	131,709	18,919
Receivables from sales of scrap materials	54,192	71,188	10,226
Value-added tax and other taxes receivable	19,400	16,944	2,434
Income tax recoverable	4,138	4,504	647
Other receivables	2,330	2,272	326

	776,473	596,359	85,662

All of the trade and other receivables (net of nil provision for doubtful debts as of December 31, 2018 and 2019) are expected to be recovered or recognized as expenses within one year. The Group allows its trade customers an average credit period of 30 to 90 days (2018: 30 to 90 days). The following is an aged analysis of trade receivables presented based on the invoice date at the end of each reporting period, which approximated the respective revenue recognition dates.

	As of December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
0 - 30 days	261,320	190,629	27,382
31 - 60 days	202,334	138,699	19,923
61 - 90 days	63,320	40,414	5,805

	526,974	369,742	53,110

Before accepting any new customers, the Group assesses the potential customer’s credit quality and defines its credit limits based on the customer’s scale of operations and reputation in the industry.

For trade receivables, the Group has applied the simplified approach in IFRS 9 to determine the loss allowance at lifetime ECL. The Group determines the expected credit losses on thoese items by using a provision matrix grouped by ageing. The above balances relate to receivables for which there was no recent history of default or expectation of future losses. Management considers the probability of default to be minimal and no impairment was provided during the year.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

Trade receivables denominated in currency other than the functional currency of the relevant group entities are set out below:

	2018	2019	2019
	RMB’000	RMB’000	US$’000
US$	34,967	22,949	3,296

For other receivables, the Group makes periodic individual assessment on the recoverability of other receivables based on historical settlement records, past experience, and also quantitative and qualitative information that is reasonable and supportive forward-looking information. Management believes that there is no significant increase in credit risk of these amounts since initial recognition and the Group provided impairment based on 12-month ECL. Management considers the probability of default to be minimal and no impairment was provided during the periods presented.

14. LEASE

(a)	Prepaid lease payments

As of December 31
2018
RMB’000
The Group’s prepaid lease payments were analyzed for reporting purposes as:
Non-current assets	357,599
Current assets	9,425

367,024

RMB’000
At January 1, 2018	376,449
Amortization charge for the year	(9,425)

At December 31, 2018	367,024
Transferred to right-of-use assets upon application of IFRS 16	(367,024)

At January 1, 2019 and December 31, 2019	—

Prepaid lease payments represent the rights to use the land (the “Land Use Rights”) in the PRC acquired by the Group. The Group is granted land use rights for a period from 50 to 70 years. They are amortized over the term of the Land Use Rights on a straight line basis. No impairment loss was made to the carrying amounts of the prepaid lease payments for the years ended December 31, 2017 and 2018.

(b)	Right-of-use assets

Prepaid land lease payments RMB’000
At January 1, 2019
Carrying amount	367,024

At December 31, 2019
Carrying amount	357,599

USD’000
At December 31, 2019	51,366

For the year ended 31st December, 2019

	RMB’000	USD’000
Depreciation charge	9,425	1,354

Lump sum payments were made upfront to acquire the leased land from the owners with lease periods of 50 to 70 years, and no ongoing payments will be made under the terms of these land leases.

No impairment loss was made to the carrying amounts of the prepaid lease payments for the year ended December 31, 2019.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

15.	PLEDGED BANK DEPOSITS/FIXED BANK DEPOSITS WITH MATURITY PERIOD OVER THREE MONTHS/BANK BALANCES AND CASH, AND OTHER CASH FLOW INFORMATION

(a)	Cash and cash equivalents and fixed deposits held at banks comprise:

	As of December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
Deposits with banks within three months to maturity when placed	360,000	360,000	51,711
Cash at banks and in hand	573,250	546,840	78,548

Cash and cash equivalents in the consolidated statement of financial position and consolidated statement of cash flows	933,250	906,840	130,259
Fixed bank deposits with maturity periods over three months	290,000	290,000	41,656
Pledged bank deposits	33,500	14,900	2,140

	1,256,750	1,211,740	174,055

As at 31 December 2019, the balances that were placed with banks in the PRC amounted to RMB1,210,201,000 (US$173,834,000) (2018: RMB1,256,452,000). Remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

Pledged bank deposits

These are bank deposits placed at specified bank accounts to secure the Group’s bills payable and will be released upon maturity of the relevant bills.

Fixed bank deposits with maturity period over three months

These represent fixed bank deposits with an original maturity period over three months.

Bank balances and cash

These represent cash and short-term bank deposits with an original maturity of three months or less. Bank balances and cash at December 31, 2019 included fixed bank deposits with with an original maturity period of three months or less totaled RMB360,000,000 (US$51,711,000) (2018: RMB360,000,000), which carried fixed interest rate of 1.35% at December 31, 2019 (2018:1.35%). Cash at banks earns interest at floating rates based on daily bank deposit rates.

The pledged bank deposits, fixed bank deposits with maturity period over three months and bank balances carried fixed interest at the end of the reporting period as follows:

	2018	2019
Range of interest rates (per annum)	0.35%-1.55%	0.35%-1.55%

The pledged bank deposits, fixed bank deposits with maturity period over three months and bank balances that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	2018	2019	2019
	RMB’000	RMB’000	US$’000
US$	1,046	2,588	371
Hong Kong Dollar (“HK$”)	20	22	3

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

(b)	Reconciliation of liabilities arising from financing activities:

The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	Bank borrowings	Amount due to a shareholder	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
Balance at January 1, 2018	558,000	8,742	566,742
Changes from financing cash flows
New bank borrowings raised	473,000	—	473,000
Repayment of bank borrowings	(558,000)	—	(558,000)
Advance from a shareholder	—	1,865	1,865
Repayment to a shareholder	—	(696)	(696)

Total changes from financing cash flows	(85,000)	1,169	(83,831)

Balance at December 31, 2018 and January 1, 2019	473,000	9,911	482,911	69,365
Changes from financing cash flows
New bank borrowings raised	558,000	—	558,000	80,152
Repayment of bank borrowings	(473,000)	—	(473,000)	(67,942)
Advance from a shareholder	—	6,711	6,711	964
Repayment to a shareholder	—	(6,065)	(6,065)	(871)

Total changes from financing cash flows	85,000	646	85,646	12,303

Balance at December 31, 2019	558,000	10,557	568,557	81,668

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

16.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
As of January 1, 2018	953,260	1,361,974	6,738	13,197	34,970	2,370,139
Additions	—	789	—	—	1,169	1,958
Transfer	—	36,139	—	—	(36,139)	—
Disposals	—	(146,855)	—	(885)	—	(147,740)

As of December 31, 2018	953,260	1,252,047	6,738	12,312	—	2,224,357
Additions	—	114,467	461	—	—	114,928
Disposals	—	(11,423)	(118)	(1,024)	—	(12,565)

As of December 31, 2019	953,260	1,355,091	7,081	11,288	—	2,326,720

ACCUMULATED DEPRECIATION AND IMPAIRMENT
As of January 1, 2018	340,857	739,014	6,055	11,439	—	1,097,365
Provided for the year	48,377	97,129	108	461	—	146,075
Eliminated on disposal	—	(117,245)	—	(841)	—	(118,086)

As of December 31, 2018	389,234	718,898	6,163	11,059	—	1,125,354
Provided for the year	48,377	88,023	56	116	—	136,572
Eliminated on disposal	—	(10,852)	(112)	(973)	—	(11,937)

As of December 31, 2019	437,611	796,069	6,107	10,202	—	1,249,989

CARRYING VALUE
As of December 31, 2018	564,026	533,149	575	1,253	—	1,099,003

As of December 31, 2019	515,649	559,022	974	1,086	—	1,076,731

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2019	74,069	80,298	140	156	—	154,663

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

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

No impairment loss was made to the carrying amounts of the property, plant and equipment for the years ended December 31, 2017, 2018 and 2019.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

17.	DEFERRED TAXATION

The following are the major deferred tax (assets) liabilities recognized and movement thereon during the current and prior reporting periods.

					Fair value
					adjustments
					on acquisition
		Undistributed		Fair value	of Zhengxing
	Unrealized	profits		adjustment	Wheel
	profit in	of PRC	Deferred	on trade	other than
	inventories	subsidiaries	income	names	trade names	Tax loss	Others*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2018	(355)	53,355	(1,275)	4,250	18,718	(22,333)	8,810	61,170
Charge (credit) to profit or loss	(31)	—	119	—	(558)	(14,860)	127	(15,203)

At December 31, 2018	(386)	53,355	(1,156)	4,250	18,160	(37,193)	8,937	45,967
Charge (credit) to profit or loss	10	—	119	—	(558)	(14,498)	(531)	(15,458)

At December 31, 2019	(376)	53,355	(1,037)	4,250	17,602	(51,691)	8,406	30,509

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
At December 31, 2019	(54)	7,665	(149)	611	2,528	(7,425)	1,207	4,383

*	Others include impairment loss on property, plant and equipment, and interest expense capitalized in construction in progress.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances in the consolidated statements of financial position for financial reporting purposes:

	As of December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
Deferred tax assets	(40,272)	(54,641)	(7,848)
Deferred tax liabilities	86,239	85,150	12,231

	45,967	30,509	4,383

At the end of each reporting period, the Group had the followings unused tax losses:

	As of December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
Unused tax losses	234,314	351,056	50,426

As of December 31, 2019 and 2018, a deferred tax asset has been recognized in respect of RMB351,056,000 (US$50,426,000) and RMB234,314,000 of such losses, respectively. No deferred tax asset in relation to unused tax losses has been recognized to the years ended December 31, 2019 and 2018, respectively, due to the unpredictability of future profit streams. The unused tax losses could be carried forward to offset future taxable profit for five years from the year of origination and will expire at various dates up to and including 2023.

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

The aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2019 and 2018 were RMB1,101,071,000 (US$158,159,000) and RMB1,181,901,000, respectively, as the Group is able to control the timing of the reversal of such temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

18.	DEPOSITSPAID FOR ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT

On May 23, 2019, the Group entered into three construction contracts with an independent third party to expand the production lines in Hua’an Zhengxing Wheel Co. Limited at a total cash consideration of RMB152,784,000 (US$21,946,000). As at December 31, 2019, the Group has paid deposits of RMB61,618,000 (US$8,851,000).

19.	INTANGIBLE ASSETS

	RMB’000	US$’000
COST
As of January 1, 2018, December 31, 2018 and 2019	17,000	2,442

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

The recoverable amounts of the intangible assets have been determined by using value-in-use calculation. Having regard to the future plan of the Group, no impairment loss was made to the carrying amounts of the intangible assets for the years ended December 31, 2018 and 2019.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

20.	TRADE AND OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
Trade payables	88,057	69,973	10,051
Bills payable - secured (see Note 15)	335,000	149,000	21,403

	423,057	218,973	31,454

Deposits from distributors	129,000	129,000	18,530
Payables in respect of acquisition of property, plant and equipment	30	7,790	1,119
Other taxes payables	8,063	8,398	1,206
Advances from an unrelated party (note)	38	54	8
Accrued staff costs	30,490	29,735	4,271
Accrued transportation costs	11,788	9,181	1,319
Accrued utilities expenses	3,537	2,731	392
Deferred income (see Note 23)	796	796	114
Others	4,664	4,106	590

	188,406	191,791	27,549

	611,463	410,764	59,003

Note: The advances from an unrelated party are unsecured, interest free and repayable on demand.

In general, the Group is required to make full advance payments (including issuance of bills) to suppliers for the purchases of its major raw materials, steel. Suppliers of other raw materials other than steel generally allow the Group a credit period of 60 days.

Bills payable issued by the Group generally have a maturity of 6 months.

Other payables are expected to be settled or recognized as income within one year or are repayable on demand.

The Group has financial risk management policies in place to ensure that all payables are settled within the credit period.

21.	AMOUNT DUE TO A SHAREHOLDER

The amount is unsecured, interest free and repayable on demand.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

22.	SHORT-TERM BANK BORROWINGS

	As of December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
Fixed-rate bank borrowings	473,000	558,000	80,152

Analyzed as:
Secured	180,000	180,000	25,855
Unsecured	293,000	378,000	54,297

	473,000	558,000	80,152

Bank borrowings carried the following range of interest rates at the end of the respective reporting period:

	2018	2019
Fixed-rate bank borrowings	4.4%	4.4%

All the Group’s bank borrowings are carried at amortized costs and are denominated in RMB.

Details of assets pledged in respect of the Group’s secured bank borrowings are set out in Note 27. As of December 31, 2019 and 2018, bank borrowings of RMB558,000,000 (US$80,152,000) and RMB473,000,000, respectively, are guaranteed by certain subsidiaries of the Company.

One of the banking facilities are subject to the fulfillment of covenants. If the Group were in breach of the covenants, the drawn down facilities would become repayable on demand. The Group regularly monitors its compliance with these covenants, is up to date with the scheduled repayments of the term loans and does not consider it probable that the banks will exercise their discretion to demand repayment so long as the Group continues to meet these requirements. Further details of the Group’s management of liquidity risk are set out in Note 31. As of December 31, 2019 and 2018, none of the covenants relating to drawn down facilities had been breached.

23.	DEFERRED INCOME

Deferred income represents government subsidy received in support of the Group’s plant and production capacity expansion. Government subsidy of RMB15,000,000 received by the Group in 2009 has been recognized as deferred income and released to income on a straight-line basis over the useful lives of the related assets of 20 years. As of December 31, 2019 and 2018, non-current deferred income was RMB6,106,000 (US$877,000) and RMB6,903,000, respectively, and current portion of deferred income of RMB796,000 (US$114,000) and RMB796,000, respectively, was included in trade and other payables and accruals (Note 20).

24.	SHARE CAPITAL

	Number of shares	Amount	Amount
		RMB’000	US$’000
Authorized:
As of January 1, 2018, December 31, 2018 and 2019 of US$0.0001 each	500,000,000	340

Issued at nominal value:
As of January 1, 2018, December 31, 2018 and 2019	206,500,000	136	20

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

25.	CAPITAL COMMITMENTS

	As of December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of:
- acquisition of property, plant and equipment	—	91,166	13,095

26.	SHARE-BASED PAYMENT TRANSACTIONS

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

26.	SHARE-BASED PAYMENT TRANSACTIONS – continued

Share Incentive Plan (the “Plan”) – continued

•	In the case of SAR, the base appreciation amount shall not be less than 100% of the quoted market value of the Share on the New York Stock Exchange on the date of grant.

•	In the case of other Awards, the purchase price shall be determined by the Administrator.

On August 17, 2011 (the “Grant Date”), pursuant to the Plan and in accordance with an employment agreement with a management executive of the Company, the Company granted the management executive Share Option to subscribe for a total of 1,032,200 Shares at an exercise price of US$1.175 per share (being the market value of the Shares on the Grant Date). One-third of the Shares subject to the Share Options shall vest on December 17, 2011 (the “Vesting Commencement Date”), with the remaining Shares vesting ratably on a monthly basis for the twenty four month period following the Vesting Commencement Date. As of December 31, 2019 and 2018, the number of exercisable option shares was nil and 1,032,200, respectively.

Date of grant	Vesting period	Exercise price		Exercisable period	Fair value of each option
8.17.2011	8.17.2011 to 12.17.2013	US$	1.175	12.18.2011 to 8.17.2019	US$	0.4807 to US$	0.4993

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

No share-based payment expenses was recognized for the years ended December 31, 2017, 2018 and 2019 in relation to the Share Option and the restricted share units with reference to their vesting period.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

27.	PLEDGE OF ASSETS

At the end of each reporting period, the carrying value of the Group’s assets which were pledged to secure credit facilities granted to the Group are as follows:

	As of December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
Bank deposits	33,500	14,900	2,140
Property, plant and equipment	53,745	47,739	6,857
Right-of-use assets	—	54,575	7,839
Prepaid lease payments	56,116	—	—

	143,361	117,214	16,836

28.	RETIREMENT BENEFIT PLANS

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

The amount of contributions to retirement benefit scheme was RMB30,298,000 and RMB30,023,000 and RMB31,862,000 (US$4,577,000) for the years ended December 31, 2017, 2018 and 2019, respectively.

29.	RELATED PARTY DISCLOSURES

Compensation of key management personnel

The emoluments of directors of the Company and other members of key management during the years ended December 31, 2017, 2018 and 2019 are set out in Note 9.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

30.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged during the reporting periods.

The capital structure of the Group consists of debts, which includes bank borrowings as disclosed in Note 22, and equity attributable to equity holders of the Company, comprising capital and reserves.

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

The Group manages capital risk by reference to total equity compared with total borrowings. As of December 31, 2018 and 2019, these metrics were as follows:

	As of December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
Bank borrowings	473,000	558,000	80,152
Advances from an unrelated party	38	54	8
Amount due to a shareholder	9,911	10,557	1,516

Total borrowings	482,949	568,611	81,676

Total Equity	2,538,640	2,433,770	349,589

	2018	2019
Debt (total liabilities) to equity ratio	46.9%	44.0%

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

31.	FINANCIAL INSTRUMENTS

(a)	Categories of financial instruments

	As of December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
Financial assets
Financial assets at amortized cost	1,840,246	1,654,942	237,718

Financial liabilities
Financial liabilities at amortized cost	1,084,886	968,969	139,184

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

Interest rate risk

The Group is exposed to fair value interest rate risk in relation to fixed-rate bank borrowings (see Note 22), amount due to a shareholder (see Note 21), advance from an unrelated party (see Note 20) and fixed bank deposits, which carry fixed interest rate. The Group is also exposed to cash flow interest rate risk in relation to bank balances and pledged bank deposits because these balances carry interest at prevailing rates. However, such exposure is minimal to the Group and the bank balances and pledged bank deposits are of short maturity.

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

	2018	2019	2019
	RMB’000	RMB’000	US$’000
Pre-tax profit (loss) for the year	607	562	81

The 10 basis points increase or decrease represents management’s assessment of a reasonably possible change in interest rates over the period until the end of the next annual reporting period. The analysis is performed on the same basis for 2018.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

Credit risk and impairment assessment

At the end of each reporting period, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties is arising from the carrying amount of the respective recognized financial assets as stated in the consolidated statements of financial position.

The Group’s credit risk is primarily attributable to trade receivables. In order to minimize the credit risk, the management of the Group has assigned a team to be responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Ongoing credit evaluation is performed on the financial condition of customers. The Group performs impairment assessment under ECL model upon application of IFRS 9 (2018: incurred ECL model) on accounts balances on provision matrix. The Group also requires deposits from its distributors. In this regard, the directors consider that the Group’s credit risk on receivables is significantly reduced.

The Group’s total trade receivables due from the five largest customers accounted for 25.0% and 25.8% of its total trade receivables as of December 31, 2019 and 2018, respectively.

The credit risk on liquid funds is limited because the counterparties are banks with good reputations.

Maximum exposure and year-end staging as at December 31, 2019 and 2018:

The table below shows the credit quality and the maximum exposure to credit risk based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification. The amounts presented are gross carrying amounts for financial assets.

	12-month ECLs	Lifetime ECL
	Stage 1	Stage 2	Stage 3	Simplified approach	2019 Total	2019 Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Trade receivables*	—	—	—	369,742	369,742	53,110
Financial assets included in other receivables and prepayments
– Normal**	73,460	—	—	—	73,460	10,552
Pledged bank deposits
– Not yet past due	14,900	—	—	—	14,900	2,140
Fixed bank deposits with maturity periods over three months
– Not yet past due	290,000	—	—	—	290,000	41,656
Bank balances and cash
– Not yet past due	906,840	—	—	—	906,840	130,259

Total	1,285,200	—	—	369,742	1,654,942	237,717

	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Total	184,607	—	—	53,110	237,717

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

	12-month ECLs	Lifetime ECL
	Stage 1	Stage 2	Stage 3	Simplified approach	2018 Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade receivables*	—	—	—	526,974	526,974
Financial assets included in other receivables and prepayments
– Normal**	56,522	—	—	—	56,522
Pledged bank deposits
– Not yet past due	33,500	—	—	—	33,500
Fixed bank deposits with maturity periods over three months
– Not yet past due	290,000	—	—	—	290,000
Bank balances and cash
– Not yet past due	933,250	—	—	—	933,250

Total	1,313,272	—	—	526,974	1,840,246

*

For trade receivables, the Group has applied the simplified approach in IFRS 9 to determine the loss allowance at lifetime ECL. The Group determines the expected credit losses on thoese items by using a provision matrix grouped by ageing.

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

Currency risk

The Group has foreign currency sales which expose the Group to risk due to changes in foreign exchange rates. At the end of each reporting period, the carrying amounts of the Group’s monetary assets denominated in a currency other than the functional currency of the relevant entities were as follows:

	As of December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
Assets (HK$)	20	22	3
Assets (US$)	36,013	25,537	3,668
Liabilities (US$)	9,911	10,557	1,516

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

	2018	2019	2019
	RMB’000	RMB’000	US$’000
Pre-tax profit (loss) for the year	1,306	750	108

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of the reporting period. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of next annual reporting period. The analysis is performed on the same basis for 2018.

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

	Weighted average effective interest rate	On demand/ less than 3 months	3 months to 1 year	Total undiscounted cash flows	Carrying amount	Carrying amount
	%	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As of December 31, 2018
Non-derivative financial liabilities
Trade and other payables		437,975	164,000	601,975	601,975
Bank borrowings—fixed rate	4.35%	257,406	223,395	480,801	473,000
Amount due to a shareholder		9,911	—	9,911	9,911

		705,292	387,395	1,092,687	1,084,886

As of December 31, 2019
Non-derivative financial liabilities
Trade and other payables		330,829	70,000	400,829	400,829	57,576
Bank borrowings – fixed rate	4.35%	343,472	222,511	565,983	558,000	80,152
Amount due to a shareholder		10,557	—	10,557	10,557	1,516

		684,858	292,511	977,369	969,386	139,244

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

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

No disclosure of fair value is required as all of the Group’s financial assets and liabilities are carried at amounts not materially different from their fair values as of December 31, 2018 and 2019.

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

On October 31, 2018, a class action complaint was filed in the United States District Court for the District of New Jersey against the Company and certain of the Compay’s officers alleging violations of the federal securities laws with respect to the delisting of the Company’s shares on the New York Stock Exchange. The complaint was later amended by the plaintiffs. The lawsuit seeks unspecified damages. On or about June 24, 2019, the defendants moved to dismiss the amended complaint in its entirety on the grounds that it fails to state a claim and the Court lacks personal jurisdiction over the individual defendants. The motion to dismiss is still pending before the Court. The Company is unable to predict with any reasonable degree of certainty when the Court will rule on the motion to dismiss.

33.	SUBSEQUENT EVENTS

The consequences of the COVID-19 outbreak in China to economic conditions and the automobile industry in general, and the financial position and operating results of the Company for the fiscal 2020, are changing rapidly, and cannot be predicted. The resulting unavoidable national lockdown and travel restrictions in China caused major disruptions in the automotive industries affecting customers, supply chains, workers, the service networks and other automobile-related occupations as well as a massive disruption to the movement of products and people in the first quarter of 2020. The PRC government restrictions beginning to be lifted in mid-March in nearly all provinces and cities as the COVID-19 infections declined dramatically due to enacted government policies. Entering into the second quarter of 2020, lockdown restrictions have been lifted in nearly all provinces and cities in China. However, the Company expects that the impact of the COVID-19 outbreak on the PRC and world economies will have a material adverse impact on the demand for its products. Because of the significant uncertainties surrounding the COVID-19 pandemic, the extent of the business interruption and the related financial impact cannot be reasonably estimated at this time.

34.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the board of directors and authorized for issue on June 11, 2020.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of

Financial Position

(Unaudited)

	As of December 31,
	2018	2019
	RMB’000	RMB’000
ASSETS
Current assets
Prepayments	16	—
Bank balances	—	—

	16	—

Non-current asset
Investment in a subsidiary	940,198	940,198

Total assets	940,214	940,198

EQUITY AND LIABILITIES
Current and total liabilities
Other payables	6,153	6,535
Amount due to a shareholder	9,911	10,557
Amount due to a subsidiary	79,815	89,683

	95,879	106,775

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 ordinary shares issued and outstanding as of December 31, 2018 and 2019)	136	136
Additional paid-in capital	392,076	392,076
Reserves	452,123	441,211

Total equity	844,335	833,423

Total equity and liabilities	940,214	940,198

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE 1

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Profit or Loss and Other

Comprehensive Loss

For the years ended December 31, 2017, 2018 and 2019

(Unaudited)

	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Other income	4,295	118	118
Net exchange (loss) gain	2,313	(1,833)	(740)
Administrative expenses	(10,228)	(8,677)	(10,290)
Loss and total comprehensive loss for the year	(3,620)	(10,392)	(10,912)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of

Changes in Equity

For the years ended December 31, 2017, 2018 and 2019

(Unaudited)

	Share capital	Additional paid in capital	Capital reserve	Share incentive plan reserve	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2017	136	392,076	560,892	3,110	(97,867)	858,347
Loss and total comprehensive loss for the year	—	—	—	—	(3,620)	(3,620)

As of December 31, 2017	136	392,076	560,892	3,110	(101,487)	854,727
Loss and total comprehensive loss for the year	—	—	—	—	(10,392)	(10,392)

As of December 31, 2018	136	392,076	560,892	3,110	(111,879)	844,335
Loss and total comprehensive loss for the year	—	—	—	—	(10,912)	(10,912)

As of December 31, 2019	136	392,076	560,892	3,110	(122,791)	833,423

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of

Cash Flows

For the years ended December 31, 2017, 2018 and 2019

(Unaudited)

	2017	2018	2019
	RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES
Loss for the year	(3,620)	(10,392)	(10,912)
Exchange (loss) gain	(2,290)	1,836	796

Operating cash flows before movements in working capital	(5,910)	(8,556)	(10,116)
Decrease (increase) in prepayments	2	(1)	16
(Decrease) increase in other payables	(828)	280	382

NET CASH USED IN OPERATING ACTIVITIES	(6,736)	(8,277)	(9,718)

FINANCING ACTIVITIES
Advance from a subsidiary	10,518	9,497	19,945
Repayment to subsidiary	(11,175)	(2,389)	(10,873)
Advance from a shareholder	10,149	1,865	6,711
Repayment to a shareholder	(2,805)	(696)	(6,065)

NET CASH FROM FINANCING ACTIVITIES	6,687	8,277	9,718

NET DECREASE IN CASH AND CASH EQUIVALENTS	(49)	—	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	51	—	—
EFFECT OF CHANGE IN FOREIGN CURRENCY RATE	(2)	—	—

CASH AND CASH EQUIVALENTS AT END OF THE YEAR
- representing bank balances	—	—	—

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

As of December 31, 2018 and 2019, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Group’s consolidated financial statements, if any.

For all years presented, there were no cash dividends paid to the Company by its consolidated subsidiaries.