Form 20-F
period 2020-12-31
China Zenix Auto International Ltd
filed 2021-04-27
CIK 1506756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13 (a) of the Exchange Act.  ☐

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

INTRODUCTION

Conventions Used in this Annual Report

Unless otherwise indicated, references in this annual report on Form 20-F, or annual report, to:

•	“ADRs” are to the American depositary receipts, which evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares;

•	“aftermarket” are to the market for sales and replacement of commercial wheels after the sale of a commercial vehicle by an OEM;

•	“CAAM” are to China Association of Automobile Manufacturers;

•	“China” or “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“commercial vehicles” are to heavy-duty, medium-duty, light-duty and mini trucks, large, medium and small buses and off-road vehicles;

•	“commercial wheels” are to steel and/or aluminum wheels used in commercial vehicles;

•	“distributors” are to our tier-one and tier-two distributors;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;

•	“OEMs” are to original equipment manufacturers;

•	“off-road steel wheels” are to steel wheels typically used in construction and other types of off-road vehicles;

•	“off-road vehicles” are to loaders, forklifts, wheel excavators, wheel bulldozers, land levelers and road rollers;

•	“ordinary shares” or “shares” are to our ordinary shares, par value US$0.0001 per share;

•	“RMB” or “Renminbi” are to the legal currency of the PRC;

•	“SEC” are to the Securities and Exchange Commission;

•	“steel wheels” are to steel wheels used primarily in commercial vehicles;

•	“tier-one distributors” are to distributors with whom we have direct contractual relationships;

•	“tier-two distributors” are to distributors that have direct contractual relationships with our tier-one distributors;

•	“tubed steel wheels” are to steel wheels designed for commercial vehicles using tires that contain a rubber inner tube;

•	“tubeless steel wheels” are to steel wheels designed for commercial vehicles using tubeless tires;

•	“United States” or “U.S.” are to the United States of America;

•	“US$” or “U.S. dollars” are to the legal currency of the United States; and

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

The following selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated statements of financial position data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2016 and 2017, and the selected consolidated statements of financial position data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

You should read the selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and Item 5 “Operating and Financial Review and Prospects.” Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	US$
			(in thousands, except per share data)
Selected Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue	2,249,533	2,830,987	3,149,614	2,493,218	1,769,478	271,184
Cost of sales	(1,862,017)	(2,449,399)	(2,779,768)	(2,265,418)	(1,837,583)	(281,622)

Gross profit (loss)	387,516	381,588	369,846	227,800	(68,105)	(10,438)
Other income, gain and loss	11,680	21,171	16,089	17,320	10,825	1,659
Net exchange gain (loss)	2,546	(3,521)	1,250	494	(2,419)	(370)
Impairment charge on property, plant and equipment	—	—	—	—	(54,000)	(8,276)
Selling and distribution costs	(181,911)	(173,800)	(174,774)	(155,308)	(140,748)	(21,570)
Research and development expenses	(84,639)	(57,419)	(51,760)	(56,841)	(66,109)	(10,132)
Administrative expenses	(139,377)	(130,203)	(144,454)	(121,647)	(137,329)	(21,046)
Finance costs	(21,387)	(21,375)	(23,210)	(24,435)	(24,362)	(3,734)

(Loss) profit before taxation	(25,572)	16,441	(7,013)	(112,617)	(482,247)	(73,907)
Income tax (expense) credit	(352)	(7,389)	(969)	7,747	83,201	12,751

(Loss) profit and total comprehensive (loss) income for the year	(25,924)	9,052	(7,982)	(104,870)	(399,046)	(61,156)

(Loss) profit and total comprehensive (loss) income attributable to:
Owners of the Company	(25,924)	9,052	(7,982)	(104,870)	(399,046)	(61,156)

Earnings (loss) per share
Basic	RMB (0.13)	RMB 0.04	RMB (0.04)	RMB (0.51)	RMB (1.93)	USD (0.30)
Diluted	RMB (0.13)	RMB 0.04	RMB (0.04)	RMB (0.51)	RMB (1.93)	USD (0.30)

Earnings (loss) per ADS
Basic	RMB (0.50)	RMB 0.18	RMB (0.16)	RMB (2.03)	RMB (7.72)	USD (1.20)
Diluted	RMB (0.50)	RMB 0.18	RMB (0.16)	RMB (2.03)	RMB (7.72)	USD (1.20)

Dividend declared and paid per share	—	—	—	—	—	—

	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Financial Position Data:
ASSETS
Current assets
Inventories	138,740	178,034	172,111	129,641	90,351	13,847
Trade and other receivables and prepayments	695,856	900,162	776,473	596,359	617,328	94,610
Prepaid lease payments	9,425	9,425	9,425	—	—	—
Pledged bank deposits	32,100	35,200	33,500	14,900	26,000	3,985
Fixed bank deposits with maturity period over three months	290,000	290,000	290,000	290,000	290,000	44,444
Bank balances and cash	896,799	751,612	933,250	906,840	616,290	94,451

Total current assets	2,062,920	2,164,433	2,214,759	1,937,740	1,639,969	251,337

Non-current assets
Property, plant and equipment	1,379,287	1,272,774	1,099,003	1,076,731	960,453	147,196
Prepaid lease payments	376,449	367,024	357,599	—	—	—
Right-of-use assets	—	—	—	357,599	348,174	53,360
Long term prepayments	—	—	—	—	12,000	1,839
Deferred tax assets	23,836	25,500	40,272	54,641	117,846	18,061
Deposits paid for acquisition of property, plant and equipment	—	—	—	61,618	62,083	9,515
Intangible assets	17,000	17,000	17,000	17,000	17,000	2,605

Total non-current assets	1,796,572	1,682,298	1,513,874	1,567,589	1,517,556	232,576

Total assets	3,859,492	3,846,731	3,728,633	3,505,329	3,157,525	483,913

EQUITY AND LIABILITIES
LIABILITIES
Current liabilities
Trade and other payables and accruals	668,633	635,425	611,463	410,764	489,380	75,001
Amount due to a shareholder	1,398	8,742	9,911	10,557	—	—
Taxation payable	109	3,573	2,477	982	—	—
Short-term bank borrowings	558,000	558,000	473,000	558,000	558,000	85,517

Total current liabilities	1,228,140	1,205,740	1,096,851	980,303	1,047,380	160,518

Non-current liabilities
Deferred income	8,496	7,699	6,903	6,106	5,310	814
Deferred tax liabilities	85,286	86,670	86,239	85,150	70,111	10,745

Total non-current liabilities	93,782	94,369	93,142	91,256	75,421	11,559

Total liabilities	1,321,922	1,300,109	1,189,993	1,071,559	1,122,801	172,077

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 shares issued and outstanding)	136	136	136	136	136	21
Additional paid in capital	392,076	392,076	392,076	392,076	392,076	60,088
Reserves	2,145,358	2,154,410	2,146,428	2,041,558	1,642,512	251,727

Total equity attributable to owners of the Company	2,537,570	2,546,622	2,538,640	2,433,770	2,034,724	311,836

Total equity and liabilities	3,859,492	3,846,731	3,728,633	3,505,329	3,157,525	483,913

Our business is primarily conducted in the PRC, and most of our revenue is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts in this annual report were made at the rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020.

We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or the Renminbi, as the case may be, at any particular rate or at all.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this annual report which contains a more thorough description of risks relating to investing in us.

Risks Relating to Our Business and Industry

•

Our operations are affected by the automotive industry in the PRC and our export markets, which in turn are subject to the overall economic environment, government policies and other factors beyond our control.

•	We do not have multi-year contracts with our major customers.

•	Any weakening of our distribution network could lead to a reduction of our revenue or our revenue growth.

•	Our international sales are subject to political or economic challenges such as trade barriers and preferential trade arrangements.

•	We are subject to risks associated with the volatile prices and availability of raw materials and utilities.

•	We operate in a highly competitive industry with a relatively small OEM customer base and a trend towards consolidation.

•	Changing market trends cause constant shifts in preferences among product types, and we may not react in time to meet varying market demands.

•	We may not successfully manage utilization rates in our production facilities.

•	Labor costs in the PRC may continue to increase.

•	We are subject to credit risks of our customers, and our trade receivables are relatively large.

•	Our future capital needs are uncertain, and we may not be successful in raising sufficient funds in the future, particularly to fund our expansion activities.

•

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation.

•	Our business has benefited from certain PRC government tax incentives, most of which have expired.

Risks Relating to Doing Business in the PRC

•	Changes in government policies in the PRC could adversely affect our business and prospects.

•	Uncertainties with respect to the PRC legal system could limit the protections available to our business.

•	Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows.

•	The ability of our PRC subsidiaries to make payments to us is subject to PRC regulatory restrictions.

•	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in the PRC.

•	Our auditors are currently not inspected fully by the Public Company Accounting Oversight Board.

•

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management, and the ability of U.S. authorities to bring actions in the PRC may also be limited.

Risks Relating to Our ADSs

•	Our ADSs were delisted from the New York Stock Exchange on December 17, 2018 and are currently being quoted on the over-the-counter market.

•	Our ADSs are considered penny stock.

•	The market price for our ADSs has been and may continue to be volatile, which could result in substantial loss to you.

•	Our controlling shareholder has substantial influence over our company and his interests may not be aligned with yours.

•	The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not give voting instructions to the depositary.

•	Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

•	You may not receive distributions on our ordinary shares if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

•	You may be subject to limitations on transfers of your ADSs.

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

Measures triggered by the outbreak had adversely affected the PRC automobile industry. March 2020 commercial vehicle sales, reflecting the lockdowns in the PRC, declined by 22.6% year-over-year, with buses down 28.0% and trucks dropping 22.1%, according to CAAM. However, in April 2020, commercial vehicle sales rebounded with growth of 31.6% year-over-year as trucks increased by 34.2% and buses increased by 5.2%, reflecting the opening up of the economy and pent-up demand. After a devastating first quarter, China managed to reopen its economy and close out the year with a positive annual GDP growth. According to the CAAM, commercial vehicle production in China increased by 20.0% in 2020 including a 22.9% increase in truck production. As a market leader in the commercial wheel manufacturing industry, we also completed the year with a strong comeback in our OEM sales with a 51.5% year-over-year increase in total unit sales in the fourth quarter. We believe that, despite the challenges, as a leading commercial wheel manufacturer in China, we are maintaining our market position with our broad OEM customer base and we expect the international markets to recover as the world’s economies regain growth momentum when the COVID-19 pandemic comes under better control.

If the demand for our steel and aluminum wheels declines as a result of changes in the automotive industry or does not grow at the pace we anticipate, our business, financial condition, results of operations and prospects may be adversely affected.

We do not have multi-year contracts with our major customers.

We rely on our major customers. In 2018, 2019 and 2020, aggregate sales to our five largest customers in our three operating segments—-PRC aftermarket, PRC OEMs and international—accounted for 26.5%, 24.8% and 30.9% of our revenue, respectively. Anhui Jianghuai Automobile Group was our largest customers and accounted for 8.7% and 8.1% of our revenue for 2018 and 2019 respectively, and FAW Jiefang Automotive was our largest customer and accounted for 9.9% of our revenue for 2020. Although we generally have longstanding business relationships with our major customers, we do not have multi-year contracts with almost all such customers.

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

PRC aftermarket sales accounted for a significant portion of our revenue. Sales in this operating segment are made to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2020, this network consisted of 3,228 distributors in the PRC, including 23 tier-one distributors, 2,072 exclusive tier-two distributors and 1,133 non-exclusive tier-two distributors. Our five largest tier-one distributors accounted for 11.2%, 12.9% and 8.3% of our revenue in 2018, 2019 and 2020, respectively.

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

Our products are sold to the PRC aftermarket through distributors. We divide our distributor customers into two types: tier-one and tier-two. Tier-one distributors have contracts with us. These contracts prohibit them from selling commercial wheel products of other manufacturers and require them to sell our products at our suggested prices and in designated sales regions. We generally select our tier-one distributors based on business reputation, size, industry and sales experience, quality of the management team and prior sales performance.

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

Some of our products are exported to Thailand and more than 26 other countries worldwide. We sell our products in these markets through international distributors, which accounted for 12.4%, 11.5% and 9.3% of our revenue in 2018, 2019 and 2020, respectively. As a result, our operations and financial performance are affected by their social, economic, political and regulatory conditions. Furthermore, regulations and policies affecting trade and bilateral relations between the PRC and the countries and regions to which we export our products can adversely affect our international sales in those countries and regions.

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

Import taxes, anti-dumping duties or other protection measures could have an adverse impact on the prices and sales of our export products and may significantly divert the resources and attention of our management. Furthermore, preferential trade arrangements between our expansion targets and other countries may be a barrier for us to successfully expand our international sales. For example, the member states of ASEAN (i.e. the Association of Southeast Asian Nations, comprising ten countries in Southeast Asia including Vietnam and Thailand) reduced their intra-regional tariff on automobiles from 50% in 2015 to 30% in 2017 through their Free Trade Agreement. The tariff was further reduced to 0% in 2018, which remained the same in 2019 and 2020, for completely built units of automobiles, resulting in a major challenge for domestic manufacturers and lowering demand for our products.

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

Changing market trends may affect our existing and planned products. We anticipate incurring significant costs to appropriately accommodate changing market trends. For example, we have developed new energy-saving and environmentally friendly steel wheels, such as the “Tulou Steel wheel”, “Stone arch the wheel”, “fan wheel” and Lightweight wheels, and aluminum wheels for various types of vehicles such as high-end minibuses and devoted substantial efforts toward the promotion of these products, including cooperating with large logistics companies in the PRC to allow their customers to test-install and try out our light-weight wheels. We have devoted significant financial and other resources to these activities and expect to incur additional costs in the future.

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

Comparing with steel wheel products, we have limited experience in designing and producing aluminum wheels on a commercial scale. We expanded into the aluminum wheel market in 2015, and the market has remained a challenge for us. The production of aluminum wheels differs from that of our existing steel wheel products. For example, aluminum wheels require certain manufacturing equipment and techniques different from those used for steel wheels. Therefore, we may not be successful in the aluminum wheel market. Our competitors may be able to introduce aluminum wheels to markets faster than us, adopt more efficient manufacturing techniques, or develop products that are more effective or commercially attractive than ours. If we fail to succeed in the aluminum wheel market, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

As of December 31, 2020, our manufacturing facilities had a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels, of which 9.5 million units were tubed steel wheels, 5.5 million units were tubeless steel wheels, 33,600 units were off-road steel wheels and 0.5 million units were aluminum wheels.

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

Labor is a key component of our manufacturing operations. Our total staff costs in 2018, 2019 and 2020 were RMB274.4 million, RMB262.8 million and RMB280.1 million (US$42.9 million), which represented 8.7%, 10.5% and 15.8% of our revenue in each of those years, respectively. Our manufacturing facilities are located in the PRC. As the PRC economy continues to develop, its labor force is becoming more educated and is undergoing other demographic changes. Labor law requirements and changing demographic factors may increase our costs of labor in the PRC.

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

Our customers may default in their payments to us from time to time. We conduct regular reviews of our credit exposure to our customers. Credit risk arises from events and circumstances beyond our control, and many are difficult to anticipate or detect, such as an economic downturn or deterioration in the financial position of our customers. As of December 31, 2018, 2019 and 2020, we had trade receivables of RMB527.0 million, RMB369.7 million and RMB395.2 million (US$60.6 million), respectively, which represented 16.7%, 14.8% and 22.3% of our revenue in each of those years, respectively.

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

The consequences of the COVID-19 outbreak in the PRC to economic conditions and the automobile industry in general, and the financial position and operating results of our Company in particular, have been material in the first quarter of 2020. The resulting unavoidable lockdowns and travel restrictions in the PRC have caused major disruptions in the automobile industry, affecting customers, supply chains, workers, service networks and other automobile-related occupations as well as a massive disruption to the movement of products and people in the first quarter of 2020. Our operational and financial results during the first quarter of 2020 were adversely affected by these impacts. After a devastating first quarter, China managed to reopen its economy and close out the year with a positive annual GDP growth. According to the CAAM, commercial vehicle production in China increased by 20.0% in 2020 including a 22.9% increase in truck production. As a market leader in the commercial wheel manufacturing industry, we also completed the year with a strong comeback in our OEM sales with a 51.5% year-over-year increase in total unit sales in the fourth quarter of 2020.

Our business operations could remain successful, but we may record a significant charge to earnings if the value of our tangible and intangible assets are impaired due to changes in external factors unrelated to our operations.

We are required under International Financial Reporting Standards to test for impairment on tangible and intangible assets annually or more frequently when events or changes in circumstances indicate the carrying value may not be recoverable. We need to consider information from both external sources (such as market interest rates, significant adverse changes in the technological, market, economic or legal environment in which we operate, market capitalization being lower than net assets) and internal sources (such as internal restructurings, evidence of obsolescence or physical damage to the asset). We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our tangible and intangible assets is determined. In 2020, we experienced significant drop in revenue and gross loss. We therefore performed an impairment review of the recoverable amount of our non-financial assets and determined that RMB54,000,000 (US$8,276,000) impairment loss was made to the carrying amounts of our property, plant and equipment for the year ended December 31, 2020. No impairment was considered necessary for the year 2019.

Our patents, trademarks and other intellectual properties are important assets for our business; if we are unable to protect them, or if other parties claim we are infringing their intellectual property, then our business, financial condition, results of operations and prospects may be materially and adversely affected.

We own a large portfolio of intellectual property rights in the PRC to protect the technologies, inventions and improvements significant to our business, and we believe that this portfolio is important for us to maintain a competitive advantage in the marketplace. As of December 31, 2020, we owned 82 patents in the PRC and 656 trademarks registered with the PRC Trademark Office. We are currently in the process of applying for 8 additional trademarks in the PRC. We also have a number of trademarks and trademark applications in other countries.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2020. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes- Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could also result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation. Furthermore, if we fail to maintain effective internal control over financial reporting in the future, we may also need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

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

Our PRC subsidiaries are subject to PRC enterprise income tax at a statutory rate of 25.0%, except for (i) Zhengxing Wheel, which was recognized as a “High and New Technology Enterprise” and enjoyed a preferential tax rate of 15.0% from 2008 to 2022 (ii) Zhengxing Group Langfang Wheel Co., Ltd., which was recognized as a “High and New Technology Enterprise” and enjoyed a preferential tax rate of 15.0% from 2009 to 2014, (iii) Zhengxing Group Hefei Wheel Co., Ltd., which was recognized as a “High and New Technology Enterprise” and enjoyed a preferential tax rate of 15.0% from 2010 to 2015, (iv) Hua’an Zhengxing Wheel Co. Limited, which was recognized as a “High and New Technology Enterprise” and enjoyed a preferential tax rate of 15.0% from 2017 to 2022 and (v) Zhengxing Group Chengdu Wheel Co., Ltd., which is an entity incorporated in the western region of the PRC in July 2004 and with more than 70.0% of its total income from the business of a state-encouraged industry and is entitled to a preferential tax rate of 15.0% from its date of inception to the end of 2030.

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

We also benefit from PRC tax policies designed to encourage exports. In the PRC, steel and aluminum wheels are subject to a value-added tax, or VAT, of 13.0%, but we receive a full rebate of or exemption from the VAT for the steel and aluminum wheels exported by us. The value of these VAT exemptions and rebates amounted to approximately RMB62.3 million, RMB43.4 million and RMB23.0 million (US$3.5 million) in 2018, 2019 and 2020, respectively. However, these VAT exemptions and rebates for exported steel wheels may be eliminated by the PRC government. If this occurs, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We conduct most of our business and generate substantially all of our revenues in the PRC. Economic conditions in the PRC are sensitive to global economic conditions, changes in government policies and the expected or perceived overall economic growth rate in the PRC. We expect the PRC economy in the near future to be susceptible to challenges and uncertainties, such as the following:

•

While the PRC economy has experienced significant growth in the past 30 years, such growth may not continue. The growth rate of the PRC real gross domestic product, or GDP, declined from approximately 7.7% in 2012 to 6.1% in 2019 and 2.3% in 2020 with impact of COVID-19. Because of the domestic and international challenges the PRC faces from time to time, its GDP growth rate may further decline.

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

Our business could be adversely affected by changes in the PRC government’s policies to control the economy. For example:

•	Measures to control capital investments and curtail the perceived over-capacity of certain industry sectors, such as steel, could affect our supply chain.

•	Measures to control inflation, including interest rate increases, could decrease economic activities, which could in turn reduce the demand for our products.

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

•

Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reaches 50.0% of its registered capital. Restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. As of December 31, 2020, the accumulated profits of our PRC subsidiaries that were unrestricted and were available for distribution amounted to RMB1,363.3 million (US$208.9 million).

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

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics in the PRC. For example, our business and results of operations could be adversely affected by the effects of the outbreak of COVID-19 in the PRC in late 2019. On January 23, 2020, the PRC government began to lockdown key areas of the PRC to limit the spread of this dangerous virus. Widespread travel restrictions were implemented and all non-essential businesses were shuttered in heavily affected areas in the PRC. As we are headquartered in the PRC, our operations have been largely suspended since the beginning of the Chinese New Year in late January 2020 through early March of 2020. In mid-March, the PRC government started easing travel restrictions within the PRC, and we have been gradually ramping up operations to accommodate customer demand. However, the COVID-19 virus has since spread beyond the PRC borders, disrupting global supply chains and hampering consumer confidence and business sentiment. The COVID-19 pandemic has impacted our operating results in the first quarter of 2020. After a devastating first quarter, China managed to reopen its economy and close out the year with a positive annual GDP growth. According to the CAAM, commercial vehicle production in China increased by 20.0% in 2020 including a 22.9% increase in truck production. As a market leader in the commercial wheel manufacturing industry, we also completed the year with a strong comeback in our OEM sales.

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

The PCAOB’s inability to carry out inspections of auditors in the PRC is an issue that has vexed U.S. regulators in recent years. On April 21, 2020, the SEC and the PCAOB issued a joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including the PRC, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in the PRC, with respect to their audit work of U.S. reporting companies. On December 18, 2020, U.S. President Donald Trump signed the Holding Foreign Companies Accountable Act into law, which will delist companies from the U.S. stock exchanges for non-compliance of audit inspections for three consecutive years. In a statement on March 24, 2021, the SEC is taking initial steps to force accounting firms to let U.S. regulators review the financial audits of overseas companies. The implementation of this legislation could have material and adverse impact on the stock performance of the PRC-based issuers listed in the United States.

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

On June 14, 2018, following an investigation of the trading activity of our ADSs during certain periods in 2015 and 2016, the regulation staff of the New York Stock Exchange, or the NYSE, suspended trading in our ADSs on the NYSE, and initiated delisting proceedings. An NYSE press release announcing the decision cited events “contrary to the public interest and not in keeping with sound public policy, pursuant to Section 802.1D of the NYSE Listed Company Manual.” On June 28, 2018, we filed a notice to request a hearing to appeal the decision to a Committee of the Board of Directors of the NYSE. The hearing was held on October 11, 2018. On December 4, 2018, the Committee affirmed the determination to delist our ADSs, and the NYSE filed a Form 25 with the SEC on December 6, 2018.

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

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker- dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.

Consequently, the penny stock rules may affect the ability of broker-dealers to trade our ADSs. We believe that the penny stock rules discourage investor interest in and limit the marketability of our ADSs.

The market price for our ADSs has been and may continue to be volatile, which could result in substantial loss to you.

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

Our controlling shareholder has substantial influence over our company and his interests may not be aligned with yours.

As of April 23, 2021, our controlling shareholder, Mr. Jianhui Lai (through Newrace Limited), beneficially owned approximately 69.5% of our outstanding ordinary shares. Mr. Lai is also our founder, chairman and chief executive officer. Please refer to Item 6E “Directors, Senior Management and Employees—Share Ownership”. Our controlling shareholder has a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those who purchased ADSs in our initial public offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not give voting instructions to the depositary.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

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

The effect of this discretionary proxy is that you cannot prevent the ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

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

You may not receive distributions on our ordinary shares if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

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

If we become a passive foreign investment company, you may experience adverse tax consequences.

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

We, China Zenix Auto International Limited, were incorporated in the British Virgin Islands on July 11, 2008. Zhengxing Wheel became a wholly- owned subsidiary of the Company in December 2008. We completed our initial public offering, which involved the sale by us and a selling shareholder of our ADSs on May 17, 2011, with a concurrent listing of our ADSs on the New York Stock Exchange. We generated US$59.5 million in net proceeds from our initial public offering, after deducting approximately US$4.9 million for underwriting discounts and commissions, and approximately US$5.3 million for other expenses. Our ADSs were delisted from the New York Stock Exchange on December 17, 2018. An NYSE press release announcing the staff’s delisting decision cited events “contrary to the public interest and not in keeping with sound public policy, pursuant to Section 802.1D of the NYSE Listed Company Manual.” We appealed against the staff’s delisting decision but the decision was affirmed.

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

As of December 31, 2020, our authorized share capital consisted of 500,000,000 ordinary shares of par value US$0.0001 each, of which 206,500,000 were issued and outstanding, including 62,499,988 ordinary shares represented by 15,624,997 ADSs.

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

We design, manufacture and sell high quality steel wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial wheel industry. We currently offer more than 948 series of tubed steel wheels (which are typically used in commercial vehicles using tires that contain a rubber inner tube), tubeless steel wheels (which are typically used in commercial vehicles using tubeless tires), and off-road steel wheels (which are typically used in construction vehicles and other types of off-road vehicles). Each series of steel and aluminum wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers. We believe that our products are well recognized for safety, strength and durability by our customers, especially under extreme road conditions, and that our products exceed industry standards in all major technical aspects, including safety, durability and stability. We have won a number of awards in the PRC in recognition of, among other things, our overall business operation capabilities, brand awareness and market share. For example, we were awarded The 10th National Hundred Excellent Auto Parts Supplier Certificate in 2015 and Annual Economic Construction Contribution Award of People’s Republic of China in 2016, and were certified as Academician expert workstation in 2018. We were also recognized as The Top 100 Fujian Manufacturing Enterprise and were awarded the Certificate of the 4th Cross-Strait (Zhangzhou) Industrial Design Innovation Competition (Third Prize) and Environmental Management System Certification in 2019. We were also awarded Annual Economic Construction Award of People’s Republic of China in 2020.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network, which we believe is one of the most extensive distribution networks among commercial wheel manufacturers in the PRC. In international markets, we sold our products to more than 68 distributors in the aftermarket as of December 31, 2020.

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

Our Products

We design, manufacture and sell steel and aluminum wheels in the PRC and internationally, which are used primarily in commercial vehicles. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2020, such network consisted of 3,228 distributors in the PRC, including 23 tier-one distributors, 2,072 exclusive tier-two distributors and 1,133 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. In addition, we sell our products outside the PRC to international distributors in the aftermarket, primarily in Thailand and more than 26 other countries worldwide.

We currently offer more than 948 series of tubed, tubeless and off-road wheels, with sizes ranging from 8 to 51 inches in diameter and 3 to 28 inches in width and which meet various specifications (including designs and colors) of our customers. In addition, we also sell our wheel components such as wheel discs to distributors for use in the aftermarket in the PRC and internationally, which accounted for an insignificant portion of our revenue in 2018, 2019 and 2020.

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

We currently offer more than 399 series of tubed steel wheels with sizes ranging from 15 to 24 inches in diameter and 4.5 to 14 inches in width. Tubed steel wheels generated 46.1%, 45.1% and 34.1% of our revenue in 2018, 2019 and 2020, respectively.

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

We currently offer more than 375 series of tubeless steel wheels with sizes ranging from 8 to 26 inches in diameter and 3 to 20 inches in width. In particular, we have developed a type of tubeless steel wheel using a patented production technique for the design of the wheel disc. This type of wheel, other than its improved strength and reduced weight, exceeds industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan). Tubeless steel wheels generated 41.1%, 40.8% and 49.6% of our revenue in 2018, 2019 and 2020, respectively.

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

We currently offer more than 152 series of off-road steel wheels with sizes ranging from 15 to 51 inches in diameter and 6.5 to 28 inches in width. We commenced sales of off-road steel wheels in 2008 which accounted for 1.6%, 2.2% and 2.6% of our revenue in 2018, 2019 and 2020, respectively.

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

We currently offer more than 22 series of tubeless aluminum wheels. For 2018, 2019 and 2020, sales of aluminum wheels accounted for 8.9%, 9.8% and 12.1% of our revenue, respectively.

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

We have undergone a series of expansions to our existing manufacturing facilities. Our production volume for aluminum wheels reached 800 sets per day by the end of 2018 and 2019. The production volume for aluminum wheels remained at 800 sets per day in 2020. The following shows the geographic locations of our manufacturing facilities, with floor area and number of employees as of December 31, 2020:

Production Capacity

We believe that we have one of the largest production capacity among commercial wheel manufacturers in the PRC. As of December 31, 2020, our manufacturing facilities had a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels, of which 9.5 million units were tubed steel wheels, 5.5 million units were tubeless steel wheels, 33,600 units were off-road steel wheels and 0.5 million units were aluminum wheels. The size of our manufacturing platform allows us to achieve significant economies of scale as we increase our production volume. With our large scale, we are also able to lower our costs by preparing various wheel components internally.

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

We source our principal raw materials and a majority of locking rings from third-party suppliers and manufacture the remaining wheel components, including rim-shaped steel, wheel rims, wheel discs and the remaining portion of locking rings, internally. We believe that self-producing most of our steel wheel components, in particular rim-shaped steel, enables us to reduce our production costs and production time, ensure timely delivery to meet customers’ orders, and also ensure high product quality. In addition, as one of the largest commercial wheel manufacturers in the PRC, we have been able to maintain more than ten years of relationship with our second largest steel supplier, Benxi Iron & Steel, and our major steel supplier, Shougang Jingtang Iron & Steel Co., Ltd, from whom we source steel that meets our specific requirements. This allows us to optimize our production process and increase our raw material utilization rate. Prices of steel are subject to fluctuation depending on supply and demand in the market, and we generally are able to purchase steel at prices slightly lower than the prevailing market prices because of our large volume of purchases.

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

Sales and Marketing

We have a diversified customer base. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2020, such network consisted of more than 3,228 distributors, including 23 tier-one distributors, 2,072 exclusive tier-two distributors and 1,133 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMs in the PRC. PRC aftermarket sales accounted for 31.8%, 36.3% and 24.7% of our revenue in 2018, 2019 and 2020, respectively. PRC OEM sales accounted for 55.8%, 52.2% and 66.0% of our revenue in 2018, 2019 and 2020, respectively.

In addition, we sell our products outside the PRC to international distributors in the aftermarket, primarily in Thailand and more than 26 other countries worldwide. International sales accounted for 12.4%, 11.5% and 9.3% of our revenue in 2018, 2019 and 2020, respectively. In 2018, 2019 and 2020, the aggregate sales to our five largest customers accounted for 26.5%, 24.8% and 30.9% of our revenue, respectively.

We have a dedicated sales and marketing team, which had 235, 233 and 232 employees as of December 31, 2018, 2019 and 2020, respectively. The team is responsible for the sales and marketing of our products and managing and supporting our distributors. We believe that the combination of our extensive distribution network and our effective management of such network provides us with the broadest coverage among PRC commercial wheel manufacturers, which has contributed to our leadership position in the PRC aftermarket and presents a significant barrier to entry in that market.

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

Our PRC aftermarket sales involves the sale of our products to tier-one distributors, which carry our products on an exclusive basis and have direct contractual relationships with us. These tier-one distributors resells our products to tier-two distributors. Tier-two distributors are divided into exclusive and non-exclusive distributors, depending on whether they only sell steel wheels manufactured by us. The number of our tier-two distributors decreased from 2014 to 2020 primarily as a result of the economic slowdown. The following table sets forth the total number of our tier-one, exclusive tier-two and non-exclusive tier-two distributors in the PRC as of December 31, 2018, 2019 and 2020, respectively:

	As of December 31,
	2018	2019	2020
Tier-one	23	23	23
Exclusive tier-two	2,231	2,120	2,072
Non-exclusive tier-two	1,128	1,118	1,133

Total	3,382	3,261	3,228

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

We enter into a three-party distribution agreement with each exclusive tier-two distributor and the tier-one distributor covering the particular locale in which the exclusive tier-two distributor is located for a one-year term which is renewed automatically every year unless terminated by the parties. These agreements enable us to directly interact with and monitor our exclusive tier-two distributors while at the same time maximize our efficiency by delegating certain management oversight of our tier-two distributors to the relevant tier-one distributors. Pursuant to our contractual agreements, (i) our exclusive tier-two distributors may not distribute any other commercial wheel manufacturer’s products, (ii) our exclusive tier-two distributors generally cover particular regions and may not distribute our products outside their respective regions, (iii) tier-one distributors set sales targets for our exclusive tier-two distributors and generally provide sales incentives or raise credit limits if the sales targets are met or exceeded by our exclusive tier-two distributors and (iv) our exclusive tier-two distributors are typically required to comply with all applicable laws and regulations in distributing our products. In order to better enhance our brand recognition, exclusive tier-two distributors display signage and posters bearing our “Zhengxing” brand name and logo and follow decoration and product display standards based on our requirements, with the relevant expenses paid by us. We and ourtier-one distributors conduct annual evaluations of our exclusive tier-two distributors.

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

OEM Sales

We also sell our products directly to OEMs in the PRC for use in their commercial vehicles. We had 81 OEM customers, 77 OEM customers and 68 OEM customers as of December 31, 2018, 2019 and 2020, respectively. The number of our OEM customers in the PRC has slightly decreased, due to economic slowdown and the impact of COVID-19. Our OEM customers include the group members of a number of large PRC commercial vehicle manufacturers such as SAIC-IVECO Hongyan Commercial Vehicle, Beiqi Foton Motor, Zhengzhou Yutong, FAW Jiefang Automotive, Anhui Jianghuai Automobile Group and China National Heavy Duty Truck Group. When selecting wheel suppliers, OEM customers typically look at factors such as price, product quality (and typically require suppliers to provide product test reports issued by a recognized test center), technology and ability to develop new products that meet their specifications, production scale, delivery timeliness, after-sales service and customer relationships.

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

International Sales

Our international sales include primarily sales to international distributors, which resell our products to OEMs and retail stores, repair and maintenance shops or end-users in the aftermarket. In addition to selling our products, these distributors, retail stores and repair and maintenance shops also typically sell other automotive components. We had 87, 87 and 68 international distributors as of December 31, 2018, 2019 and 2020, and the top five distributors in 2020 included Oliver of the Philippines, Li Li Ai of Burma, Universal Auto Engg. of Pakistan, Gudka Westend Motors Ltd of Kenya and Ring Techs of Japan.

We export our products to more than 27 countries worldwide, including Thailand, Vietnam, Malaysia, Pakistan and Indonesia. Thailand was our largest international market in 2018, 2019 and 2020, representing 1.3% 1.2% and 0.8% of our revenue in 2018, 2019 and 2020, respectively. We have been increasing our sales and marketing efforts in select countries in Asia and the Middle East which we believe present attractive market opportunities. In North America and Europe, we focus on partnering with local distributors to increase our sales in the aftermarket as well as to OEMs to establish our brand name in those markets.

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

We believe that we maintain one of the largest skilled teams of research and development engineers and technicians in the commercial wheel industry in the PRC. As of December 31, 2018, 2019 and 2020, our research and development department had 195, 193 and 190 employees, respectively, most having 10 to 20 years of experience in the industry. In recent years, we gradually streamlined our research and development focus. We are now focusing on the research and development of light-weight steel wheel and aluminum wheel products while conducting less research and development on traditional steel wheel products.

We conduct substantially all of our research and development efforts internally and also collaborate with leading industry experts in the PRC and internationally. Our research and development efforts currently focus on the development of new models of steel wheels, and we have developed and commercialized approximately 26, 46 and 62 new models of steel wheels in 2018, 2019 and 2020, respectively. We also focus on making ongoing enhancements in existing product quality and production technology so as to improve, among other things, the safety, strength and balance, and reduce the weight (and thus improve fuel efficiency), of our products, and reduce the overall cost of our production process, as well as to further automate our manufacturing process. For example, we have developed a tubeless steel wheel production method that is patented and unique, whereby we can produce tubeless steel wheels which have enhanced strength and durability by applying certain manufacturing processes traditionally only used for tubed steel wheels. Under this patented method, we use rim-shaped steel (which we make from raw steel by pressing and rolling it under high heat), instead of rolled steel plate, as the raw material, and we apply compression, instead of rolling, at the stage of shaping. Please also refer to “—Production Process” above. We first commercialized tubeless steel wheels using this innovative production method in 2008. We are also in the process of using this patented method to develop light-weight tubeless steel wheels. Moreover, we have developed a new type of energy-saving and environmentally friendly “Tulou Steel Wheel” wheel and aluminum wheel for various types of vehicles such as high-end minibuses. In addition, we continue our research and development of commercial wheels made of aluminum, a new product line which we launched in 2015.

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

As part of our commitment to research and development, we have amassed a large patent portfolio through internal development covering all three types of patents, namely invention, utility model and design patents. As of December 31, 2020, we owned a total of 82 patents in the PRC, including 5 invention patents, 69 utility model patents and 8 design patents. The benefits of our patented technology include, among other things, improving the performance of our wheels and increasing the utilization of raw materials. In addition, as of December 31, 2020, we had registered 656 trademarks with China’s Trademark Office, and are currently in the process of applying for 8 additional trademarks in the PRC. Through the Madrid System for the International Registration of Marks, we have registered two trademarks each with one jurisdiction in the United States and South Korea, respectively. We also have two registered trademarks in Taiwan. These trademarks are primarily related to the name and logo of our company. In 2005, “Zhengxing” was recognized as a “PRC Famous Trademark”.

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

We have established a comprehensive quality management system from procurement to delivery in accordance with ISO/TS 16949 quality management requirements for our operations. Our comprehensive quality management system has been awarded ISO/TS 16949 quality management system certification since 2007, which certifies the satisfaction of specific quality management system requirements for the design and development, production and, when relevant, installation and service of automotive-related products, and ISO 9001:2000 quality management system certification from 2003 to 2006, which certifies the satisfaction of specific quality management system requirements for an organization to consistently provide products that meet customer and applicable regulatory requirements. In addition, as describe above under “—Research and Development,” at our headquarters in Zhangzhou, Fujian Province, we have maintained one of the national wheel test centers designated by the PRC government for the testing of the specifications and roadworthiness of wheels sold in the PRC since September 2008 This test center has been granted ISO/IEC 17025 certification, which certifies the satisfaction of the general requirements to carry out tests and/or calibrations. We source substantially all of our principal test equipment from PRC suppliers. In addition, representatives of our tier-one distributors, OEM customers and international distributors and OEMs periodically inspect our manufacturing facilities and quality management system.

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

Our principal raw material is steel (including raw steel which we make into rim-shaped steel and rolled steel plates), which accounts for substantially all of our total raw material requirements. We purchase steel from a limited number of selected reputable suppliers in the PRC. We generally enter into framework agreements with our steel suppliers, pursuant to which we place orders from time to time and have a one-year term, renewable every year upon mutual agreement. These agreements typically set a total purchase amount. The actual purchase price and amount of steel vary from order to order. Prices of steel are subject to fluctuation depending on supply and demand in the market, and we are generally able to purchase steel at prices slightly lower than the prevailing market prices because of our large volume of purchases. In addition, we purchase steel which meets our specific requirements from our primary steel supplier, Guangzhou Shougang Steel Trading Co., Ltd., a subsidiary of Shougang group, allowing us to optimize our production process and increase our raw material utilization rate. Unlike our Company, certain of our competitors in the PRC, which operate on a relatively smaller scale, often may need to buy steel with standard specifications indirectly through distributors, which may increase their costs and decrease their raw material utilization rate.

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

We have been dependent on a limited number of suppliers for a significant portion of our raw material and locking ring requirements. In 2018, 2019 and 2020, the aggregate purchases from our five largest suppliers accounted for 82.6%, 80.5% and 83.1% of our total raw material and locking ring costs, respectively. Purchases from one of our largest suppliers, Shougang Jingtang Iron & Steel Co., Ltd., for 2018 and 2019 accounted for 33.8% and 33.0% of our total raw material and locking ring costs, respectively. In 2020, Guangzhou Shougang Steel Trading Co., Ltd., a subsidiary of Shougang group, became our largest supplier and the purchase from Guangzhou Shougang accounted for 27.3% of our total raw material and locking ring costs. Purchases from another one of our largest suppliers, Benxi Iron & Steel, accounted for 22.0%, 20.1% and 18.6% of our total raw material and locking ring costs for 2018, 2019 and 2020, respectively. Although there are alternate steel suppliers in the market, because we have optimized our manufacturing process to rely on the steel of our established key suppliers (especially Shougang Jingtang Iron & Steel Co. and Benxi Iron & Steel), which meet certain specifications, any disruption in steel from those suppliers may disrupt our manufacturing operations until we can secure appropriate steel from other suppliers. We believe that we will continue to purchase a significant portion of our raw materials and locking rings from a limited number of suppliers.

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

Other types of commercial wheels, such as aluminum wheels, also compete with our products. We began offering our own aluminum wheels at the end of 2013, comparing with steel wheel products, we have limited experience in the production and sales of such wheels on a commercial scale. Since we began commercial production of aluminum wheels in the third quarter of 2015, the market acceptance of aluminum wheel product continuously increased, aluminum wheel sales accounted for 12.1% of revenue of 2020 compared with 9.8% in 2019.

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

Product Liability

Under PRC laws, manufacturers and vendors of defective products in the PRC may be liable for loss and injury caused by such defective products. The Civil Code of the PRC was promulgated by the NPC on May 28, 2020 and became effective on January 1, 2021. The law establishes a separate chapter regarding product liability in the Tort Liability part, which provides that, manufacturers and vendors of a defective product which causes damage to any person are subject to civil liability for such damage. And in the event a defective product causes death or serious personal injury and the entity that manufactures and distributes such defective products has knowledge of the existence of such defects, such entity may be sued for punitive damages.

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

Foreign Investment Law

On March 15, 2019, the NPC published the Foreign Investment Law, or the FIL, which took effect on January 1, 2020. The FIL applies to PRC enterprises established, acquired or otherwise invested wholly or partially by foreign investors in a manner prescribed under applicable PRC laws and regulations. With the Foreign Investment Law came into force, the three old laws regulating foreign investment in China, including the Wholly Foreign- Owned Enterprise Law, together with their implementation rules and ancillary regulations, were abolished.

Property

The properties that we lease and own in the PRC are subject to the Civil Code of the PRC, which was promulgated by the NPC on May 28, 2020 and became effective on January 1, 2021. Under the law, any creation, modification, transfer or termination of property rights becomes effective only upon registration with the relevant government authorities. Ownership of all lawful properties of the State, collective organizations and individuals are protected.

The Land Administration Law of the PRC was promulgated by the Standing Committee of the NPC on June 25, 1986, became effective on January 1,1987, and was amended on December 29, 1988, August 29, 1998, August 28, 2004 and August 26, 2019. According to the law, lands within the territory of the PRC fall into two categories: state-owned land and collectively-owned land. The use right of state-owned lands can be obtained through either government allocation or grant upon payment of appropriate grant fees. The law further provides that any construction must be conducted on state- owned lands except as otherwise permitted under the law. Collectively-owned lands may not be granted, assigned or leased for use of construction that is unrelated to agriculture unless otherwise permitted under the law. Violation of the law may result in facilities built thereon being demolished and, consequently, related businesses being forced to move to other locations.

Intellectual Property Rights

Patent

The Patent Law of the PRC was promulgated in 1984 and amended in 1992, 2000, 2008 and 2020. The law recognizes the right in patents and provides an enforcement framework for the protection of proprietary rights. Pursuant to the Patent Law, patents are effective for 20 years from the initial date the patent application was filed.

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

International Patent Treaties

The PRC is a signatory to all major intellectual property conventions, including the Paris Convention for the Protection of Industrial Property, the Madrid Agreement on the International Registration of Marks and Madrid Protocol, the Patent Cooperation Treaty, the Budapest Treaty on the International Recognition of the Deposit of Microorganisms for the Purposes of Patent Procedure and the Agreement on Trade-Related Aspects of Intellectual Property Rights.

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

Domain Names

On August 24, 2017, the Administrative Measures for Internet Domain Names were promulgated by the Ministry of Industry and Information Technology, which specified the administrative authority, license and administration of domain name service providers and protection of personal information. The Measures on Domain Names Dispute Resolution were promulgated by the China Internet Network Information Center on September 25, 2002 and became effective on September 30, 2002, and was amended in 2006, 2012, 2014 and 2019. The dispute resolution measures require domain name disputes to be submitted to institutions authorized by the China Internet Network Information Center for resolution.

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

The Law on Prevention and Control of Environmental Pollution by Solid Wastes was promulgated by the NPC on October 30, 1995 and amended on December 29, 2004, June 29, 2013, April 24, 2015, November 7, 2016 and April 29, 2020. Entities that do not have business licenses and qualifications are prohibited from the collection, storage, utilization and treatment of hazardous wastes. Parties that violate these provisions will be ordered to stop and correct such violation within a specified period of time or will be subject to a fine.

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

Under the relevant rules, failure to comply with the registration procedures set forth in Notice 37 may result in restrictions being imposed on the foreign- exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign-exchange administration regulations.

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

In addition, on February 3, 2011, the State Council promulgated the Security Review Rule, which became effective 30 days after February 3, 2011. The Security Review Rule, among other things, provides that merger and acquisition transactions by foreign investors of domestic enterprises in sensitive sectors or industries may be subject to security review and, as a result may be blocked due to their impact on the national defense security, national economic stability, basic social life order, or capacity of indigenous research and development of key technologies. On December 19, 2020, the State Development & Reform Commission and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021. The Measures for the Security Review of Foreign Investment provides that Foreign investment that affects or may affect national security shall be subject to security review under these Measures. Foreign investors or the relevant parties in China shall proactively report any foreign investment that is in important field related to national security to the Office of the Working Mechanism before making the investment. And the result of security review may be passed, passed conditionally or failed.

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

The following diagram illustrates our corporate structure as of April 23, 2021:

D.	Property, Plants and Equipment

We are headquartered in Zhangzhou, Fujian Province where we have our manufacturing facilities (including our main administrative offices, a research and development center, a test center and employee dormitories) with an aggregate floor area of approximately 121,630 square meters. We also have five other manufacturing facilities (including offices and employee dormitories) in Langfang, Hebei Province; Chengdu, Sichuan Province; Hefei, Anhui Province; Benxi, Liaoning Province; and Hua’an, Fujian Province with an aggregate floor area of approximately 138,040 square meters, 47,303 square meters, 45,870 square meters, 26,740 square meters and 65,000 square meters, respectively. Each of our manufacturing facilities in Langfang, Hebei Province; Hefei, Anhui Province; and Hua’an, Fujian Province includes a research and development center. Our manufacturing facility in Hua’an, Fujian Province also include a test center. We have obtained land use rights and property ownership certificates for all these manufacturing facilities. In addition, certain of our manufacturing facilities have been pledged to secure our bank borrowings, which amounted to RMB180.0 million, RMB180.0 million and RMB180.0 million (US$27.6 million) as of December 31, 2018, 2019 and 2020, respectively.

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

A. OPERATING RESULTS

Overview

We are one of the largest commercial wheel manufacturers in the PRC in both the aftermarket and OEM market in terms of sales volume, and we have maintained significant market share in recent years. We believe that our products enjoy premium brand recognition in the industry, especially among end-users. We also export our products to more than 27 countries worldwide.

We design, manufacture and sell high quality steel and aluminum wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial wheel industry. We currently offer more than 948 series of tubed steel wheels, tubeless steel wheels, off-road steel wheels and aluminum wheels. Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network, which we believe is one of the most extensive distribution networks among commercial wheel manufacturers in the PRC. As of December 31, 2020, our distribution network consisted of more than 3,228 distributors, including 23 tier-one distributors, 2,072 exclusive tier-two distributors and 1,133 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 68 automotive manufacturers in the PRC as of December 31, 2020, including the group members of a number of large PRC commercial vehicle manufacturers. In international markets, we sold our products to more than 68 distributors in the aftermarket as of December 31, 2020, including Oliver of the Philippines, Li Li Ai of Burma, Universal Auto Engg. of Pakistan, Gudka Westend Motors Ltd of Kenya and Ring Techs of Japan. Thailand was our largest international market in 2018, 2019 and 2020, representing 1.3%, 1.2% and 0.8% of our revenue for the same periods.

In 2018, 2019 and 2020, we generated revenue of RMB3,149.6 million, RMB2,493.2 million and RMB1,769.5 million (US$271.2 million), respectively, and recorded a loss of RMB8.0 million, RMB104.9 million and RMB 399.0 million (US$61.2 million), respectively.

Factors Affecting Our Results of Operations

We believe that the following are the most significant factors affecting our financial condition and results of operations.

General Economic Conditions and Growth of the Automotive Market in the PRC and Worldwide

Our financial condition and results of operations have been, and we expect them to continue to be, dependent to a significant extent on the general economic conditions and growth of the automotive industry in the PRC and in other target markets, such as Thailand, which has been our largest international market from 2013 to 2016 and from 2018 to 2020. We sell steel wheels through a network of distributors to aftermarket end-users as replacements for worn out or lower quality wheels. The actual demand from both aftermarket end-users and OEMs customers depends on the overall demand for and usage of commercial vehicles, which in turn depends on a number of factors including overall economic conditions, vehicle sales and availability and quality of transportation networks in the markets where we sell and distribute our products.

As the PRC economy developed, domestic commercial vehicle sales had enjoyed a relatively long period of growth, which partially drove the domestic sales of our products. Further, the gradual increase in commodities prices stimulated market trading and drove the development of the logistics and transportation sector. Simultaneously, integration of the logistics sector and the production of more efficient and high-end vehicles also boosted the heavy-duty truck sector. The implementation of the “One Belt, One Road” policy to redevelop the southern silk road and strengthen international cooperation on production capacity in South and Southeast Asia will help support the export of heavy-duty trucks. A combination of these developments led to an increase in demand for new heavy-duty trucks in 2017. In 2018, the PRC automotive industry remained largely stable, despite the slowdown of the PRC annual GDP growth to 6.6%, the slowest since 1990. This was mainly due to the combined effects of the Chinese government’s anti-truck overloading policy, supply-side reforms and higher fixed asset investments, which revitalized demand for new trucks. In 2019, as a result of the economic slowdown and the fading effects of the Chinese government’s earlier stimulus policies, demand for new trucks decreased. In 2020, the COVID-19 pandemic caused massive damage to the global economy. After a devastating first quarter, China managed to reopen its economy and close out the year with a positive annual GDP growth. According to the CAAM, commercial vehicle production in China increased by 20.0% in 2020 including a 22.9% increase in truck production. As a market leader in the commercial wheel manufacturing industry, we also completed the year with a strong comeback in our OEM sales. Sales outside the PRC were mainly generated from the Southeast Asian market, particularly with respect to Thailand and Vietnam. The challenges we face in our offshore markets are mainly related to the strength of the Renminbi relative to the local currencies, competition from local manufacturers, and preferential trade policies. We also face competition from PRC manufacturers seeking to export their products to the same offshore markets. Generally, during 2018, 2019 and 2020, Southeast Asian currencies depreciated, but their economic conditions and expansions remained robust. Excess production capacity in wheel manufacturing, however, continued to plague the PRC market, and competition in export pricing remained intense. Notwithstanding this, we kept our focus on the Southeast Asian market and will continue to explore this new market for high value-added products.

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

We believe that as a result of our large market share, premium brand recognition and high product quality, we have been able to charge a slight premium for our products. Also, as wheels generally extend the useful lives of tires, which are usually more expensive than wheels, we believe that wheels are typically less subject to downward price pressure by end-users and end-users are usually willing to pay higher prices for high-quality wheels like ours, thus strengthening our ability to set the prices of our products. The average selling prices of our products in the aftermarket tend to be slightly higher than that in the OEM market, both in the PRC and internationally. In 2018, the domestic selling prices were relatively stable mainly due to the combined effect of price increase driven by higher material prices, the effects of which were mitigated by the weak macroeconomic condition. In 2019, the domestic selling prices slightly decreased compared with 2018 due to slowdown in economic growth and intense competition. In the first half of 2020, the COVID-19 pandemic seriously affected the PRC economy, creating pressure on our performance in the short term, however, after a devastating first quarter, China managed to reopen its economy and close out the year with a positive annual GDP growth, we also outpaced the industry growth in the fourth quarter of 2020, we expect the market condition in the PRC to keep improving, which will lead to an increase in domestic demand for heavy duty trucks as domestic spending on infrastructure and property construction continues to increase at a steady pace. Sharp fluctuations in market demand could adversely affect our prices in future periods. Moreover, if through larger production scale, superior product quality, better technology or other factors, a competitor gains the pricing power that we currently enjoy, our prices and sales volume would be adversely affected. A weak OEM market would also affect the aftermarket segment in China as competition intensifies and pricing pressure increases.

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

In the past few years, fluctuation in the price of steel has affected the prices of our products in part. The increase in the price of steel pushes up the prices of our products. However, with intense market competition, the increase in the prices of our products is slower than the increase in the price of steel while the decrease in the price of steel would cause timely reduction in the prices of our products. The average selling prices of our products slightly increased in 2018, predominantly due to an increase in the price of steel. In 2019 and 2020, the average selling prices of our products decreased due to a decrease in the price of steel. However, in 2021, with the global economy comeback after COVID-19, the price of steel would gradually increase, and we expect that we could dynamically adjust our average selling prices accordingly.

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

PRC aftermarket sales accounted for 31.8%, 36.3% and 24.7% of our revenue in 2018, 2019 and 2020, respectively. PRC OEM sales accounted for 55.8%, 52.2% and 66.0%, respectively, of our revenue for the same periods. International sales accounted for 12.4%,11.5% and 9.3%, respectively, of our revenue for the same periods.

PRC aftermarket sales as a percentage of our revenue increased from 31.8% in 2018 to 36.3% in 2019 and decreased to 24.7% in 2020. The aftermarket wheel segment remained weak and was negatively affected by the increased number of new vehicles on the road over the past few years, a demand shift to lower-price products and the Chinese government’s heightened anti-overloading enforcement.

PRC OEM market sales as a percentage of our revenue decreased from 55.8% in 2018 to 52.2% in 2019 and increased to 66.0% in 2020, as a result of a significant increase in our large OEM customers’ vehicle sales during the fourth quarter of 2020, especially in the heavy- and medium-duty categories.

International sales as a percentage of our revenue decreased from 12.4% in 2018 to 11.5% in 2019 and decreased to 9.3% in 2020, as weaker demand in price sensitive regions such as Southeast Asia negatively affected overall sales. We expect international sales as a percentage of our revenue to continue to be affected by both global economic trends and local conditions.

Sales of tubed steel wheels accounted for 46.1%, 45.1% and 34.1% of our revenue in 2018, 2019 and 2020, respectively. Sales of tubeless steel wheels accounted for 41.1%, 40.8% and 49.6%, respectively, of our revenue for the same periods. We commenced sales of off-road steel wheels in 2008 which accounted for 1.6%, 2.2% and 2.6% of our revenue in 2018, 2019 and 2020, respectively. We commenced sales of aluminum wheels in the third quarter of 2015 which accounted for 8.9%, 9.8% and 12.1% of our revenue in 2018, 2019 and 2020, respectively. We expect the upward trend shown in our sales of aluminum wheels as a percentage of our revenue to continue in the long-term when the COVID-19 pandemic situation stabilize as a result of the increase in market acceptance of aluminum wheel. Sales of wheel components accounted for 2.3%, 2.1% and 1.6% of our revenue in 2018, 2019 and 2020, respectively. We expect sales of tubed steel wheels as a percentage of our revenue to decrease and sales of tubeless steel wheels as a percentage of our revenue to increase in the long-term, primarily due to the overall market trend of the gradual replacement of tubed steel wheels by tubeless steel wheels.

The following table sets forth the breakdown of our revenue by sales channel/operating segment for the periods indicated:

	Year Ended December 31,
	2018		2019		2020		2020
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
PRC OEM sales	1,758,057	55.8	1,302,273	52.2	1,168,711	66.0	179,113	66.0
PRC aftermarket sales	1,002,519	31.8	903,548	36.3	437,039	24.7	66,979	24.7
International sales	389,038	12.4	287,397	11.5	163,728	9.3	25,092	9.3

Total	3,149,614	100.0	2,493,218	100.0	1,769,478	100.0	271,184	100.0

The following table sets forth the breakdown of our revenue by product category for the periods indicated:

	Year Ended December 31,
	2018		2019		2020		2020
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Tubed steel wheels	1,452,696	46.1	1,124,025	45.1	603,202	34.1	92,445	34.1
Tubeless steel wheels	1,294,187	41.1	1,017,510	40.8	878,012	49.6	134,561	49.6
Off-road steel wheels	48,917	1.6	55,248	2.2	45,620	2.6	6,992	2.6
Aluminum wheels	281,150	8.9	243,174	9.8	213,386	12.1	32,703	12.1
Wheel components	72,664	2.3	53,261	2.1	29,258	1.6	4,483	1.6

Total	3,149,614	100.0	2,493,218	100.0	1,769,478	100.0	271,184	100.0

Cost of Sales

Cost of sales primarily consists of (i) raw material costs, (ii) manufacturing overhead costs such as depreciation of property, plant and equipment and depreciation of right-of-use assets used for production purposes, and utilities and auxiliary materials associated with the manufacturing of our products, and (iii) direct labor costs.

The following table sets forth the breakdown of our cost of sales for the periods indicated:

	Year Ended December 31,
	2018		2019		2020		2020
	RMB	% of Cost of Sales	RMB	% of Cost of Sales	RMB	% of Cost of Sales	US$	% of Cost of Sales
	(in thousands, except percentages)
Raw material costs	2,220,505	79.8	1,772,070	78.2	1,397,717	76.1	214,209	76.1
Utilities and auxiliary materials	241,224	8.7	192,694	8.5	147,873	8.0	22,663	8.0
Depreciation and amortization	112,582	4.1	111,938	4.9	106,839	5.8	16,374	5.8
Direct labor costs	179,926	6.5	167,056	7.4	168,735	9.2	25,860	9.2
Taxes	25,531	0.9	21,660	1.0	16,419	0.9	2,516	0.9

Total	2,779,768	100.0	2,265,418	100.0	1,837,583	100.0	281,622	100.0

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

Selling and Distribution Costs

Selling and distribution costs primarily consist of (i) transportation costs for delivery of our products, (ii) business promotion and advertising expenses in connection with our marketing efforts, such as promotional campaigns and advertising on billboards, as well as payments of subsidies for marketing and related expenses to our exclusive tier-two distributors in connection with our brand recognition enhancement efforts, in accordance with our agreements with them, and (iii) salaries, bonuses and related expenses for personnel engaged in sales and marketing. We incur significant transportation costs in connection with the delivery of our products to our customers in the PRC that are not located near our manufacturing facilities and to our customers outside the PRC. We usually deliver our finished products to customers in the PRC by truck or by train. We make international deliveries primarily by sea. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay transportation costs from our factory to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and transportation costs from the port of destination to their factory. On behalf of our international customers, we engage a number of shipping agents to deliver our finished products overseas. Our transportation costs were RMB89.9 million, RMB76.8 million and RMB66.3 million (US$10.2 million) in 2018, 2019 and 2020, respectively. We expect our selling and distribution costs, as a percentage of revenue, to remain relatively stable for the foreseeable future.

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

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2018, 2019 and 2020. We do not anticipate having any income subject to income taxes in Hong Kong for the foreseeable future.

People’s Republic of China

Our subsidiaries incorporated in the PRC are governed by applicable PRC income tax laws and regulations.

Our PRC subsidiaries were subject to PRC enterprise income tax at a statutory rate of 25.0% in 2018, 2019 and 2020, except for (i) Zhengxing Wheel, which has been recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2008 to 2022, (ii) Hua’an Zhengxing Wheel Co. Limited, which is recognized as a “High and New Technology Enterprise” and enjoys a preferential tax rate of 15.0% from 2017 to 2022 and (iii) Zhengxing Chengdu Wheel, which has an entity incorporated in the western region of the PRC in July 2004 with more than 70.0% of its total income from the business of state-encouraged industry and enjoys a preferential tax rate of 15.0% from its inception in 2004 to 2030. These preferential income tax rates are subject to periodic review and renewal by PRC authorities.

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

In addition, we also benefit from PRC tax policies designed to encourage exports. In the PRC, steel wheels are normally subject to a VAT of 13.0%, but we receive a full rebate of or exemption from the VAT for the steel wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB62.3 million, RMB43.4 million and RMB23.0 million (US$3.5 million) in 2018, 2019 and 2020, respectively.

Equity-settled Share-based Compensation Expenses

We account for compensation costs for all of our restricted share grants, share options and restricted share unit awards using the fair value determined on the grant date and recognize the expenses in our consolidated statement of comprehensive income. We did not incur non-cash share-based compensation expenses in each of 2018, 2019 and 2020 in connection with the share option granted to one of our executive officers in August 2011 and the restricted share unit awards granted to each of our independent directors in March 2012 under our 2011 Share Incentive Plan.

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

Significant accounting policies followed by us in the preparation of the accompanying consolidated financial statements are summarized below:

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

Properties, plant and equipment in the course of construction for production, supply or administrative purposes and equipment pending for installation are carried at cost, less any recognized impairment loss. Costs include professional fees and, for qualifying assets, borrowing costs capitalized in accordance with our accounting policy. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are recognized in profit or loss during the financial period in which they are incurred.

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

Revenue Recognition

We have adopted IFRS 15 from January 1, 2018, using the modified retrospective method of adoption. Revenues for the years ended December 31, 2018, December 31, 2019 and December 31, 2020 were presented under IFRS 15, and revenues for the year ended December 31, 2017 were not adjusted. There was no financial impact of the transition to IFRS 15 on our retained profits as of January 1, 2018. Under IFRS 15, we recognize revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

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

Results of Operations

The following summary consolidated statement of comprehensive income data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for any future periods

	Year Ended December 31,
	2018		2019		2020		2020
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
			(in thousands, except percentages)
Summary Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue	3,149,614	100.0	2,493,218	100.0	1,769,478	100.0	271,184	100.0
Cost of sales	(2,779,768)	(88.3)	(2,265,418)	(90.9)	(1,837,583)	(103.8)	(281,622)	(103.8)

Gross profit (loss)	369,846	11.7	227,800	9.1	(68,105)	(3.8)	(10,438)	(3.8)
Other income, gain and loss	16,089	0.5	17,320	0.7	10,825	0.6	1,659	0.6
Net exchange gain (loss)	1,250	0.0	494	0.0	(2,419)	(0.1)	(370)	(0.1)
Impairment charge on property, plant and equipment	—	—	—	—	(54,000)	(3.1)	(8,276)	(3.1)
Selling and distribution costs	(174,774)	(5.5)	(155,308)	(6.2)	(140,748)	(8.0)	(21,570)	(8.0)
Research and development expenses	(51,760)	(1.6)	(56,841)	(2.3)	(66,109)	(3.7)	(10,132)	(3.7)
Administrative expenses	(144,454)	(4.6)	(121,647)	(4.9)	(137,329)	(7.8)	(21,046)	(7.8)
Finance costs	(23,210)	(0.7)	(24,435)	(0.9)	(24,362)	(1.4)	(3,734)	(1.4)

Loss before taxation	(7,013)	(0.2)	(112,617)	(4.5)	(482,247)	(27.3)	(73,907)	(27.3)
Income tax (expense) credit	(969)	(0.1)	7,747	0.3	83,201	4.7	12,751	4.7
Loss and total comprehensive loss for the year	(7,982)	(0.3)	(104,870)	(4.2)	(399,046)	(22.6)	(61,156)	(22.6)

Loss and total comprehensive loss attributable to:
Owners of the Company	(7,982)	(0.3)	(104,870)	(4.2)	(399,046)	(22.6)	(61,156)	(22.6)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue. Revenue decreased by 29.0% from RMB2,493.2 million in 2019 to RMB1,769.5 million (US$271.2 million) in 2020. The decrease was mainly due to lower demand caused by COVID-19, economic slowdown and intense market competition, combined with the fading effects of earlier PRC government stimulus policies.

PRC OEM sales: PRC OEM sales decreased by 10.3% from RMB1,302.3 million in 2019 to RMB1,168.7 million (US$179.1 million) in 2020. The average unit selling price decreased by 8.2% year-over-year and the total unit sales in the OEM market decreased by 2.2% year-over-year as a result of overall weak vehicle sales to the Company’s large OEM customers. However, there was a significant increase in our large OEM customers’ vehicle sales during the second half of 2020, especially in the heavy- and medium-duty categories.

PRC aftermarket sales: PRC aftermarket sales decreased by 51.6% from RMB903.5 million in 2019 to RMB437.0 million (US$67.0 million) in 2020. The average unit selling price in the PRC aftermarket decreased by 16.9% year-over-year in 2020 and total unit volume decreased 41.8% year-over-year. The aftermarket wheel segment remained relatively weak and was negatively affected by the increased number of new vehicles on the road over the past few years, a demand shift to lower-price products and the Chinese government’s heightened anti-overloading enforcement.

International sales: International sales decreased by 43.0% from RMB287.4 million in 2019 to RMB163.7 million (US$25.1 million) in 2020. While the average unit selling price decreased 11.6% year-over-year, the total unit volume in international sales decreased by 35.6% year-over-year in 2020. Global economic downturn and weaker demand in our main international sales region, Southeast Asia, negatively affected overall sales.

Cost of Sales. Cost of sales decreased by 18.9% from RMB2,265.4 million in 2019 to RMB1,837.6 million (US$281.6 million) in 2020. The decrease was primarily due to a RMB374.4 million decrease in raw material costs, mainly as a result of decreased sales volume. As a percentage of revenue, cost of sales increased from 90.9% in 2019 to 103.8% in 2020. Material costs were 79.0% of revenue in 2020, compared to 71.1% in 2019. In 2020, owing to adverse market environment, we had to reduce selling prices to remain competitive.

Gross (Loss) Profit. As a result of the foregoing factors, gross profit/loss changed from gross profit of RMB 227.8 million in 2019 to gross loss of RMB68.1 million (US$10.4 million) in 2020. We suffered from gross loss due to decrease of revenue and certain cost such as raw material cost, depreciation and labor cost, which cannot be cut based on the decreased percentage of revenue accordingly.

Other Income, Gain and Loss. Other income, gain and loss decreased by 37.5% from a gain of RMB17.3 million in 2019 to a gain of RMB10.8 million (US$1.7 million) in 2020. Loss on sales of scrap materials was RMB0.4 million (US$67,586) in 2020, compared to a gain of RMB4.5 million in 2019.

Net Exchange Gain (Loss). We had net exchange loss of RMB2.4 million (US$0.4 million) in 2020 due to the appreciation of Renminbi in 2020. We incurred exchange gain or loss when we collected on certain U.S. dollar-denominated accounts receivable. We incurred an exchange gain of RMB0.5 million in 2019.

Impairment charge on property, plant and equipment. In 2020, we experienced significant drop in revenue and gross loss. We therefore performed an impairment review of the recoverable amount of our non-financial assets and determined that RMB54,000,000 (US$8,276,000) impairment loss was made to the carrying amounts of our property, plant and equipment for the year ended December 31, 2020. No impairment was considered necessary for the year 2019.

Selling and Distribution Costs. Selling and distribution costs decreased by 9.4% from RMB155.3 million in 2019 to RMB140.7 million (US$21.6 million) in 2020. In 2020, we incurred less, in dollar terms, on warranty and transportation costs for delivery of our products, as a result of lower sales volume. As a percentage of revenue, selling and distribution costs increased from 6.2% in 2019 to 8.0% in 2020.

Research and Development Expenses. Research and development expenses increased by 16.3% from RMB56.8 million in 2019 to RMB66.1 million (US$10.1 million) in 2020. The increase was primarily due to an increase in our investment in research and development projects to improve product flexibility and explosion-proof safety in light of intense market competition. These projects were intended to add further strength to our products in addition to our traditional strength in loading capacity. As a percentage of revenue, research and development expenses increased from 2.3% in 2019 to 3.7% in 2020.

Administrative Expenses. Administrative expenses increased by12.9% from RMB121.6 million in 2019 to RMB137.3 million (US$21.0 million) in 2020 due to the increase of labor cost to retain our quality employees and more costs were incurred in 2020 to improve the working and living environments of our employees in the COVID-19 recovery period. As a percentage of revenue, administrative expenses were 4.9% and 7.8% of 2019 and 2020 revenue, respectively.

Finance Costs. Finance costs were maintained at the same level of RMB24.4 million (US$3.7 million) in 2019 and 2020.

Income Tax Credit (Expense). Income tax credit in 2020 was RMB83.2 million (US$12.8 million), as compared to an income tax credit of RMB7.7 million in 2019.

Loss for the Year. As a result of the foregoing factors, loss for the year increased from RMB104.9 million and a net loss margin of 4.2% in 2019 to RMB399.0 million (US$61.2 million) and a net loss margin of 22.6% in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue. Revenue decreased by 20.8% from RMB3,149.6 million in 2018 to RMB2,493.2 million in 2019. The decrease was mainly due to economic slowdown and intense market competition, combined with the fading effects of earlier PRC government stimulus policies.

PRC OEM sales: PRC OEM sales decreased by 25.9% from RMB1,758.1 million in 2018 to RMB1,302.3 million in 2019. The average unit selling price decreased by 2.8% year-over-year and the total unit sales in the OEM market decreased by 23.8% year-over-year as a result of weak vehicle sales to the Company’s large OEM customers, especially in the heavy- and medium-duty categories.

PRC aftermarket sales: PRC aftermarket sales decreased by 9.9% from RMB1,002.5 million in 2018 to RMB903.5 million in 2019. The average unit selling price in the PRC aftermarket decreased by 1.1% year-over-year in 2019 and total unit volume decreased 8.9% year-over-year. The aftermarket wheel segment remained relatively weak and was negatively affected by the increased number of new vehicles on the road over the past few years, a demand shift to lower-price products and the Chinese government’s heightened anti-overloading enforcement.

International sales: International sales decreased by 26.1% from RMB389.0 million in 2018 to RMB287.4 million in 2019. While the average unit selling price increased 3.8% year-over-year, the total unit volume in international sales decreased by 28.8% year-over-year in 2019. Global economic downturn and weaker demand in our main international sales region, Southeast Asia, negatively affected overall sales.

Cost of Sales. Cost of sales decreased by 18.5% from RMB2,779.8 million in 2018 to RMB2,265.4 million in 2019. The decrease was primarily due to a RMB448.4 million decrease in raw material costs, mainly as a result of decreased sales volume. As a percentage of revenue, cost of sales increased from 88.3% in 2018 to 90.9% in 2019.

Gross Profit. As a result of the foregoing factors, gross profit decreased by 38.4% from RMB369.8 million in 2018 to RMB 227.8 million in 2019, and gross profit margin decreased from 11.7% in 2018 to 9.1% in 2019.

Our gross profit margin decreased by 2.6% from 2018 to 2019. The decrease was primarily due to reduction of our selling price in 2019 in order to maintain our market share.

Other Income, Gain and Loss. Other income, gain and loss increased by 7.5% from a gain of RMB16.1 million in 2018 to a gain of RMB17.3 million in 2019. The increase in gain was primarily due to the higher gain from the sales of scrap materials in 2019.

Net Exchange Gain (Loss). We had net exchange gain of RMB0.5 million in 2019 due to the depreciation of Renminbi in 2019. We incurred exchange gain when we collected on certain U.S. dollar-denominated accounts receivable, as compared to a gain of RMB1.2 million in 2018.

Selling and Distribution Costs. Selling and distribution costs decreased by 11.1% from RMB174.8 million in 2018 to RMB155.3 million in 2019. In 2019, we incurred less, in dollar terms, on warranty and transportation costs for delivery of our products, as a result of lower sales volume. As a percentage of revenue, selling and distribution costs increased from 5.6% in 2018 to 6.2% in 2019.

Research and Development Expenses. Research and development expenses increased by 9.7% from RMB51.8 million in 2018 to RMB56.8 million in 2019. The increase was primarily due to an increase in our investment in research and development projects to improve product flexibility and explosion-proof safety in light of intense market competition. These projects were intended to add further strength to our products in addition to our traditional strength in loading capacity. As a percentage of revenue, research and development expenses increased from 1.6% in 2018 to 2.3% in 2019.

Administrative Expenses. Administrative expenses decreased by 15.8% from RMB144.5 million in 2018 to RMB121.6 million in 2019. As a percentage of revenue, administrative expenses were 4.6% and 4.9% of 2018 and 2019 revenue, respectively.

Finance Costs. Finance costs increased from RMB23.2 million in 2018 to RMB24.4 million in 2019.

Income Tax Credit (Expense). Income tax credit in 2019 was RMB7.7 million, as compared to an income tax expense of RMB1.0 million in 2018.

Loss for the Year. As a result of the foregoing factors, the loss for the year increased from a loss of RMB8.0 million and a net loss margin of 0.3% in 2018, to a loss of RMB104.9 million and a net loss margin of 4.2% in 2019.

B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

To date, we have financed our operations primarily through positive cash flow from operations and bank borrowings. As of December 31, 2020, we had RMB616.3 million (US$94.5 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and bank balances.

We had net current assets of RMB1,117.9 million, RMB957.4 million and RMB592.6 million (US$90.8 million) as of December 31, 2018, 2019 and 2020, respectively. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through bank borrowings, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, should we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us, or financing will not be available at all.

Our bank borrowings were primarily obtained from two PRC banks for the purposes of general working capital and funding of capital expenditure needs. As of December 31, 2018, 2019 and 2020, our total bank borrowings amounted to, RMB473.0 million, RMB558.0 million and RMB558.0 million (US$85.5 million), respectively. We did not have any non-current borrowing or variable-rate borrowings as of December 31, 2018, 2019 and 2020. In 2018, 2019 and 2020, our fixed-rate bank borrowings carried interest rates ranging from 4.35%, 4.35% and 4.05% to 4.35% per annum, respectively.

A portion of our bank borrowings were secured. As of December 31, 2018, 2019 and 2020, bank borrowings amounting to RMB180 million, RMB180.0 million and RMB180.0 million (US$27.6 million), respectively, were secured by pledged bank deposits, property, plant and equipment and right-of-use assets, and the remaining bank borrowings of RMB293.0 million, RMB378.0 million and RMB378.0 million (US$57.9 million) were unsecured for each of the periods.

	As of December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(in thousands)
Variable-rate bank borrowings	—	—	—	—
Fixed-rate bank borrowings repayable:
Within one year	473,000	558,000	558,000	85,517

Total bank borrowings	473,000	558,000	558,000	85,517
Less: Amounts due within one year shown under current liabilities	(473,000)	(558,000)	(558,000)	(85,517)

	—	—	—	—

In addition, certain of our bank borrowings were guaranteed by our subsidiaries, namely Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel, Zhengxing Benxi Wheel and Hua’an Zhengxing Wheel, pursuant to three guarantee agreements entered into in April 2017 and December 2018. As of December 31, 2018, 2019 and 2020, these guaranteed bank borrowings amounted to RMB473.0 million, RMB558.0 million and RMB558.0 million (US$85.6 million), respectively.

We plan to repay these bank borrowings with cash generated from our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. As of December 31, 2018, 2019 and 2020, we had available undrawn one-year borrowing facilities from two PRC banks of RMB1,692.0 million, RMB1,793.0 million and RMB1,682.0 million (US$257.8 million), respectively. We have historically been able to repay our bank borrowings when they become due. We expect to be able to obtain additional bank borrowings should we need additional funding for working capital and capital expenditures.

Cash Flow

The following table sets forth a summary of our cash flow for the periods indicated:

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from (used in) operating activities	290,267	62,949	(179,451)	(27,501)
Net cash from (used in) investing activities	1,662	(150,132)	(77,793)	(11,922)
Net cash (used in) from financing activities	(108,308)	61,323	(34,939)	(5,355)

Net increase (decrease) in cash and cash equivalents	183,621	(25,860)	(292,183)	(44,778)
Cash and cash equivalent at beginning of the year	751,612	933,250	906,840	138,979
Effect of foreign exchange rate changes	(1,983)	(550)	1,633	250

Cash and cash equivalent at end of the year	933,250	906,840	616,290	94,451

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

Net cash used in operating activities was RMB179.5 million (US$27.5 million) in 2020, which was primarily attributable to (i) our loss before taxation of RMB482.2 million (US$73.9 million), as adjusted for depreciation of right-of-use assets, impairment and depreciation of property, plant and equipment of RMB194.2 million (US$29.7 million), (ii) an increase in trade and other receivables of RMB29.7 million (US$4.6 million); partially offset by (iii) an increase in trade and other payables and accruals of RMB74.5 million (US$11.4 million); (iv) a decrease in inventories of RMB39.3 million (US$6.0 million).

Net cash from operating activities was RMB62.9 million in 2019, which was primarily attributable to (i) our loss before taxation of RMB112.6 million, as adjusted for depreciation of right-of-use assets and depreciation of property, plant and equipment of RMB146.0 million, (ii) a decrease in inventories of RMB42.5 million, and (iii) a decrease in trade and other receivables of RMB181.0 million; partially offset by (iv) a decrease in trade and other payables and accruals of RMB208.6 million.

Investing Activities

Net cash used in investing activities was RMB77.8 million (US$11.9 million) in 2020, which was primarily attributable to purchase of property, plant and equipment and deposits paid for acquisition of property, plant and equipment of RMB67.2 million (US$10.3 million).

Net cash used in investing activities was RMB150.1 million in 2019, which was primarily attributable to deposits paid for acquisition of property, plant and equipment of RMB153.6 million.

Financing Activities

Net cash used in financing activities was RMB 34.9 million (US$5.4 million) in 2020, which was attributable to interest paid for bank borrowings of RMB24.4 million (US$3.7 million) and net repayment to shareholder of RMB10.6 million (US$1.6 million).

Net cash from financing activities was RMB61.3 million in 2019, which was attributable to (i) new bank borrowings raised of RMB558.0 million, partially offset by (ii) repayment of bank borrowings of RMB473.0 million and (iii) interest paid of RMB24.3 million.

In 2018, 2019 and 2020, our capital expenditures totaled RMB11.2 million, RMB168.8 million and RMB67.2 million (US$10.3 million), respectively. Our capital expenditures consisted primarily of the purchase of property, plant and equipment, the cost of obtaining land use rights and other costs incurred in connection with the construction and expansion of our various manufacturing facilities and a new production line at our aluminum wheel manufacturing facility. Our capital expenditures in 2020 have been funded by cash balance generated from cash flow of operations in previous years. Even with the impact of COVID-19, we expect that we can balance our capital expenditures with our cash flow generated from operations.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2020:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Bank borrowings	558,000	—	—	—	558,000	85,517
Future interest payment on bank loans	7,546	—	—	—	7,546	1,156
Operating lease commitment	—	—	—	—	—	—
Purchase commitment	92,251	—	—	—	92,251	14,138
Capital commitment	—	—	—	—	—	—

Total	657,797	—	—	—	657,797	100,811

G.	SAFE HARBOR

See “Special Note Regarding Forward-Looking Statements”.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of April 23, 2021:

Name	Age	Position
Jianhui Lai	55	Chairman of the board of directors and chief executive officer
Junqiu Gao	54	Director, deputy chief executive officer and chief sales and marketing officer
William John Sharp	79	Independent director
Xiandai Zhang	52	Independent director
Yichun Zhang	87	Independent director
To Wai Suen	47	Independent director
Martin Cheung	52	Chief financial officer
Xichuan Lai	53	Financial controller
Jiangjun Yang	44	Chief production officer

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

Mr. Martin Cheung has over 20 years of experience in accounting and finance with publicly and privately held companies. Mr. Cheung was most recently the Chief Financial Officer of Profound Heavy Company Limited, and the Finance Director of Norstar Founders Group Limited (2339: HK), renamed Beijing West Industries International Limited, and a Corporate Finance Director at Grant Thornton Corporate Finance Limited. Additionally, Mr. Cheung held management positions at Japan Asia Securities and Daiwa Securities. Mr. Cheung was a senior auditor at Deloitte Touche Tohmatsu Hong Kong. Mr. Cheung currently is an independent director of Boyaa International Ltd. (434.HK), Guoan International Limited (143.HK), China Development Bank International Investment Limited (1062.HK) and New Provenance Everlasting Holdings Limited (2326.HK). Mr. Cheung is a Certified Public Accountant, with a master’s degree in Accounting from Curtin University of Technology (Australia), a master’s of Science degree in Finance (Investment Management) from the Hong Kong University of Science and Technology, and a bachelor’s degree in Social Sciences from the University of Hong Kong.

Mr. Xichuan Lai has served as our financial controller since August 2006. Mr. Lai also served as our financial manager from 2004 to 2006. Mr. Lai has over 20 years of finance experience. Prior to joining us in 2004, Mr. Lai served as manager of the finance department of Fujian Motor Industry Group Company from 1999 to 2004. Mr. Lai also served as an accountant of Fujian Automobile Factory from 1992 to 1999. Mr. Lai is a senior accountant and received his bachelor’s degree in auditing from Fuzhou University in 1992.

Mr. Jiangjun Yang has served as our chief production officer since January 2007. Mr. Yang also served as our production manager from 2005 to 2006 and our head of production line from 2003 to 2005. Mr. Yang has over 20 years of production and management experience in the commercial wheel industry in the PRC. Prior to joining us in 2003, Mr. Yang worked at Zhangzhou XiangchengZhengxing Automobile Wheel Factory from 1998 to 2003. Mr. Yang completed his junior college study in administrative management at Xiamen University in 2001.

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

Compensation of Directors and Executive Officers

In 2020, the aggregate cash compensation, including basic salary and bonus and other benefits, to all of our directors and our executive officers was RMB5.2 million (US$0.8 million). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, employment and other statutory benefits.

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

We had 4,017, 3,675 and 3,284 employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2020:

Function	Number
Manufacturing	2,246
Research and development and technology	190
Sales and marketing	232
Quality control	202
Management and administration	414

Total	3,284

All of our employees are stationed in the PRC. We do not have any part-time employees.

In compliance with the relevant PRC labor laws, we enter into individual employment contracts with our employees typically covering matters such as wages, bonuses, employee benefits, workplace safety, confidentiality obligations and non-competition (for our executive officers and employees involved in technology and research and development), and grounds for termination. In addition, we provide various healthcare benefits and insurance to our employees and participate in various employee benefit plans in accordance with applicable laws and regulations. These employment contracts generally have a term of three years. The total amount of contributions we made to employee benefit plans in 2018, 2019 and 2020 was RMB45.6 million, RMB48.4 million and RMB40.7 million (US$6.2 million), respectively. We invest in continuing education and training programs for our management staff and other employees to upgrade their skills and knowledge continuously. We provide our employees with internal training in various areas.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of April 23, 2021 (unless otherwise indicated) by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person or the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 23, 2021, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

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
(1)

Percentage of beneficial ownership of each listed person or group is based on 206,500,000 ordinary shares outstanding as of April 23, 2021 and the ordinary shares underlying all options held by such person or group that have vested or will vest within 60 days after April 23, 2021, each as held by such person or group as of that date.

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

As of April 23, 2021, there were two ordinary shareholders of record with an address in the United States, including The Bank of New York Mellon, depositary of our ADS program, which held 62,499,988 ordinary shares as of that date, representing 30.27% of our outstanding ordinary shares.

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

Guarantees Provided by Our Subsidiaries

Certain of our bank borrowings were guaranteed by our subsidiaries, namely Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to three guarantee agreements entered into in January 2008 and 2009. As of December 31, 2018, 2019 and 2020, these guaranteed bank borrowings amounted to RMB473.0 million, RMB558.0 million and RMB558.0 million (US$85.6 million), respectively.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18 “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

A.7	Legal Proceedings

On October 31, 2018, a class action complaint was filed in the United States District Court for the District of New Jersey against us and certain of our officers alleging violations of the federal securities laws with respect to the delisting of our shares on the New York Stock Exchange. The complaint was later amended by the plaintiffs. On or about June 24, 2019, the defendants moved to dismiss the amended complaint in its entirety on the grounds that it failed to state a claim and that the Court lacks personal jurisdiction over the individual defendants. The motion to dismiss was granted in part, and denied in part, by the Court in June 2020. The parties then conducted limited document discovery regarding the remaining claims. Subsequently, the parties engaged in mediation regarding a possible resolution of all claims asserted in the class action lawsuit. As a product of the mediation, the parties reached an agreement in principle to settle the class action lawsuit for a payment of $1.8 million (U.S.), a portion of which will be paid by the Company’s insurance carrier. The proposed class action settlement is currently being documented and will be submitted to the Court for review and approval. We are unable to predict with any reasonable degree of certainty whether the proposed settlement ultimately will be approved by the Court. Other than the aforementioned action, we are currently not a party to, and are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

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

Moreover, non-resident individual investors are required to pay PRC individual income tax on interests or dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC. Under the PRC Individual Income Tax Law, or IIT Law, which was promulgated by the Standing Committee of the National People’s Congress on September 10, 1980, and was amended in 1993, 1999, 2007, 2011 and 2018, non-resident individual refers to an individual who has no domicile in the PRC and does not stay in the territory of the PRC or who is not domiciled in China but has stayed in the aggregate for less than 183 days of a tax year in China. Pursuant to the IIT Law and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be the balance of the total income obtained from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered as a PRC “resident enterprise” and dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares are considered income derived from sources within the PRC by relevant competent PRC tax authorities, such gains earned by non-resident individuals may also be subject to 20.0% PRC withholding tax.

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

In 2018, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have decreased/(increased) our pre-tax loss for the year by RMB0.67 million. In 2019, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have decreased/(increased) our pre-tax loss for the year by RMB0.56 million. In 2020, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have decreased/(increased) our pre-tax loss for the year by RMB0.37 million (US$56,705).

Credit Risk

Our credit risk is primarily attributable to trade and other receivables and prepayments, cash at banks and deposits with banks. Our management has a credit policy in place, and our exposure to credit risk is monitored on an ongoing basis. We place deposits with banks which we believe are of a good reputation. We have concentration of credit risk to a certain extent, as 25.8%, 25.0% and 38.4% of our trade receivables as of December 31, 2018, 2019 and 2020, respectively, was due from our five largest customers.

Currency Risk

A majority of our revenue and most of our expenditure are denominated in Renminbi. However, we are exposed to currency risk primarily through sales which give rise to receivables and cash balances that are denominated in a foreign currency. The currencies giving rise to this risk are primarily U.S. dollars.

The exchange rate of the Renminbi with U.S. dollars and other currencies is affected by, among other things, China’s political and economic conditions. Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash, trade receivables and amount due to a shareholder denominated in U.S. dollars as of December 31, 2018, 2019 and 2020, a 5.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB1.3 million, RMB0.8 million and RMB0.7 million (US$0.1 million) in our pre-tax loss, respectively.

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

Inflation

China’s consumer price index, the broadest measure of inflation, rose 0.4% in March 2021 from the level in March 2020. Although there can be no assurance as to the impact in future periods, inflation has not had a material impact on our results of operation in recent years.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors. We have receivable reimbursement payments from the depositary totaling approximately US$ 2,392.38 (net of withholding tax) for the year ended December 31, 2020. In addition, the depositary has agreed to waive certain fees for standard costs associated with the administration of the ADS program. The depositary waived such costs in an aggregate amount of approximately US$45,000 for the year ended December 31, 2020.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Please refer to Item 10B “Additional Information—Memorandum and Articles of Association” for a description of the rights of security holders, which remain unchanged.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2020, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15 and 15d-15 of the Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and regulations, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020, using criteria established in the updated framework in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

	Year Ended December 31,
	2019	2020	2020
	RMB	RMB	US$
	(in thousands)
Audit fees (1)	1,844	1,899	291
Audit-related fees (2)	—	—	—

Total	1,844	1,899	291

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual financial statements.
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

There were no changes to our certifying accountants for the year ended December 31, 2020.

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

Date: April 27, 2021

CHINA ZENIX AUTO INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Zenix Auto International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Zenix Auto International Limited and subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of non-financial assets

The Company reviews property, plant and equipment, right-of-use assets and other intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of these assets may not be recoverable. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. Value in use is calculated as the net present value of estimated future cash flows. Based upon the analysis performed, the Company recognized impairment losses for long-lived assets of RMB54 million (US$8.3 million) for the year ended December 31, 2020.

We identified the assessment of impairment of non-financial assets as a critical audit matter. Specifically, the significant estimates and judgments by management in the projections of future cash flows, including the expected production and sales volumes, production costs, operating expenses and discount rates applied to these forecasted future cash flows. These estimates and judgments may be significantly affected by unexpected changes in the future market or economic conditions, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s projections of future cash flows.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the following, among others: (i) comparing the methodology used by the Company, that is, recoverable amount calculations based on future discounted cash flows, to industry practice and tested the completeness and accuracy of the underlying data used in the projections; (ii) assessing the reasonableness of the significant assumptions used in the calculations, which comprised of, amongst others, expected production and sales volumes, production costs, operating expenses and discount rates, by comparing them to external industry outlook reports from a number of sources and by analyzing the historical accuracy of management’s estimates; and (iii) involving our valuation specialists to assist us with assessing the appropriateness of the valuation methodologies and the reasonableness of assumptions used, including the discount rates.

Recognition of deferred tax assets

As discussed in Note 17 to the consolidated financial statements, the balance of deferred tax assets as at December 31, 2020 amounted to RMB117.8 million (US$18.1 million). Deferred tax assets had been provided for the losses available for offsetting against future taxable profits and temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. As of December 31, 2020, a deferred tax asset has been recognized in respect of RMB701.6 million (US$107.5 million) of unused tax losses. The unused tax losses could be carried forward to offset future taxable profit for five to ten years from the year of origination and will expire at various dates up to and including 2030.

Auditing management’s analysis of the realizability of the deferred tax assets was complex and highly judgmental because the assessment process involves significant judgment and subjective evaluation of assumptions that may be affected by future operations of the Company, market or economic conditions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the following, among others: (1) understanding of the deferred tax asset calculation and performed substantive audit procedures on the recognition of deferred tax balances based on China tax regulations, and on the analysis of the recoverability of the deferred tax assets and (2) evaluating the Company’ assumptions and estimates in relation to the likelihood of generating sufficient future taxable income based on budgets and plans, principally by performing sensitivity analyses and evaluating and testing the key assumptions used to determine the amounts recognized.

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

We have served as the Company’s auditor since 2016.

Hong Kong, China

April 27, 2021

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

For the years ended December 31, 2018, 2019 and 2020

	NOTE	2018		2019		2020		2020
		RMB’000		RMB’000		RMB’000		US$’000
Revenue	5		3,149,614		2,493,218		1,769,478		271,184
Cost of sales			(2,779,768)		(2,265,418)		(1,837,583)		(281,622)

Gross profit (loss)			369,846		227,800		(68,105)		(10,438)
Other income, gain and loss	6		16,089		17,320		10,825		1,659
Net exchange gain (loss)			1,250		494		(2,419)		(370)
Impairment charge on property, plant and equipment	16		—		—		(54,000)		(8,276)
Selling and distribution costs			(174,774)		(155,308)		(140,748)		(21,570)
Research and development expenses			(51,760)		(56,841)		(66,109)		(10,132)
Administrative expenses			(144,454)		(121,647)		(137,329)		(21,046)
Finance costs	7		(23,210)		(24,435)		(24,362)		(3,734)

Loss before taxation			(7,013)		(112,617)		(482,247)		(73,907)
Income tax (expense) credit	8		(969)		7,747		83,201		12,751

Loss and total comprehensive loss for the year	9		(7,982)		(104,870)		(399,046)		(61,156)

Loss and total comprehensive loss attributable to:
Owners of the Company			(7,982)		(104,870)		(399,046)		(61,156)

Loss per share	10
Basic		RMB	(0.04)	RMB	(0.51)	RMB	(1.93)	USD	(0.30)
Diluted		RMB	(0.04)	RMB	(0.51)	RMB	(1.93)	USD	(0.30)

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	NOTE	2019	2020	2020
		RMB’000	RMB’000	US$’000
ASSETS
Current assets
Inventories	12	129,641	90,351	13,847
Trade and other receivables and prepayments	13	596,359	617,328	94,610
Pledged bank deposits	15	14,900	26,000	3,985
Fixed bank deposits with maturity periods over three months	15	290,000	290,000	44,444
Bank balances and cash	15	906,840	616,290	94,451

Total current assets		1,937,740	1,639,969	251,337

Non-current assets
Property, plant and equipment	16	1,076,731	960,453	147,196
Right-of-use assets	14	357,599	348,174	53,360
Long term prepayments	13	—	12,000	1,839
Deferred tax assets	17	54,641	117,846	18,061
Deposits paid for acquisition of property, plant and equipment	18	61,618	62,083	9,515
Intangible assets	19	17,000	17,000	2,605

Total non-current assets		1,567,589	1,517,556	232,576

Total assets		3,505,329	3,157,525	483,913

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	20	410,764	489,380	75,001
Amount due to a shareholder	21	10,557	—	—
Taxation payable		982	—	—
Short-term bank borrowings	22	558,000	558,000	85,517

Total current liabilities		980,303	1,047,380	160,518

Non-current liabilities
Deferred income	23	6,106	5,310	814
Deferred tax liabilities	17	85,150	70,111	10,745

Total non-current liabilities		91,256	75,421	11,559

Total liabilities		1,071,559	1,122,801	172,077

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 shares issued and outstanding as of December 31, 2019 and 2020)	24	136	136	21
Additional paid in capital		392,076	392,076	60,088
Reserves		2,041,558	1,642,512	251,727

Total equity attributable to owners of the Company		2,433,770	2,034,724	311,836

Total equity and liabilities		3,505,329	3,157,525	483,913

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2018, 2019 and 2020

	Share capital		Additional paid in capital		Capital reserve		PRC statutory reserve		Share incentive plan reserve		Retained profits		Total
	RMB’000		RMB’000		RMB’000		RMB’000		RMB’000		RMB’000		RMB’000
					(note i)		(note ii)
As of January 1, 2018		136		392,076		560,892		127,593		3,110		1,462,815		2,546,622
Loss and total comprehensive loss for the year		—		—		—		—		—		(7,982)		(7,982)
Transfer		—		—		—		8,024		—		(8,024)		—

As of December 31, 2018		136		392,076		560,892		135,617		3,110		1,446,809		2,538,640
Loss and total comprehensive loss for the year		—		—		—		—		—		(104,870)		(104,870)
Transfer		—		—		—		924		—		(924)		—

As of December 31, 2019		136		392,076		560,892		136,541		3,110		1,341,015		2,433,770
Loss and total comprehensive loss for the year		—		—		—		—		—		(399,046)		(399,046)

As of December 31, 2020		136		392,076		560,892		136,541		3,110		941,969		2,034,724

	US$	’000	US$	’000	US$	’000	US$	’000	US$	’000	US$	’000	US$	’000
As of December 31, 2020		21		60,088		85,961		20,926		477		144,363		311,836

See accompanying notes to the consolidated financial statements.

Notes:

i.

Capital reserve include (a) additional capital contributions, comprising a cash injection of RMB159.8 million and an option of RMB386.3 million, being the fair value at grant date, by equity owners to acquire Zhengxing Wheel Group Co., Limited (b) capital contribution of RMB10.9 million in the year ended December 31, 2011 by equity owners pursuant to a shareholder agreement and (c) the recognition of share-based payment expenses of RMB3,829,000 (US$600,000) as of January 1, 2018, December 31, 2018, 2019 and 2020, in relation to restricted shares awarded to a management executive by an equity participant (Newrace Limited) .

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

The PRC laws and regulations restrict the distribution of registered capital of companies established in the PRC. Accordingly, the registered capital of PRC entities in the Group of RMB773,065,000 ($118,477,000) as of December 31, 2019 and 2020 are considered restricted for distribution.

In addition, as a result of the relevant PRC laws and regulations which impose restriction on distribution or transfer of assets out of the PRC statutory reserve, RMB158,735,000 and RMB158,735,000 ($24,327,000), respectively, representing the PRC statutory reserve of the subsidiaries as of December 31, 2019 and 2020, are also considered under restriction for distribution.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2018, 2019 and 2020

	2018	2019	2020	2020
	RMB’000	RMB’000	RMB’000	US$’000
OPERATING ACTIVITIES
Loss before taxation	(7,013)	(112,617)	(482,247)	(73,907)
Amortization of prepaid lease payments	9,425	—	—	—
Depreciation of property, plant and equipment	146,075	136,572	130,798	20,046
Depreciation of right-of-use assets	—	9,425	9,425	1,444
Impairment charge on property, plant and equipment	—	—	54,000	8,276
Release of deferred income	(797)	(797)	(796)	(122)
Finance costs	23,210	24,435	24,362	3,734
Interest income	(11,931)	(11,894)	(10,453)	(1,602)
Loss on disposal of property, plant and equipment	18,512	574	1,794	275

Operating cash flows before movements in working capital	177,481	45,698	(273,117)	(41,856)

Decrease in inventories	5,923	42,470	39,290	6,021
Decrease (increase) in trade and other receivables and prepayments	125,952	180,988	(29,726)	(4,556)
Increase (decrease) in trade and other payables and accruals	(13,472)	(208,572)	74,549	11,425

Cash generated from (used in) operations	295,884	60,584	(189,004)	(28,966)
Interest received	11,651	11,936	10,535	1,615
PRC income tax paid	(17,268)	(9,571)	(982)	(150)

NET CASH FROM (USED IN) OPERATING ACTIVITIES	290,267	62,949	(179,451)	(27,501)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(11,180)	(15,218)	(44,192)	(6,773)
Deposits paid for acquisition of property, plant and equipment	—	(153,568)	(23,004)	(3,525)
Withdrawal of pledged bank deposits	7,900	18,600	—	—
Placement of pledged bank deposits	(6,200)	—	(11,100)	(1,701)
Proceeds on disposal of property, plant and equipment	11,142	54	503	77
Placement of fixed bank deposits with maturity periods over three months	(580,000)	(580,000)	(580,000)	(88,889)
Withdrawal of fixed bank deposits with maturity periods over three months	580,000	580,000	580,000	88,889

NET CASH FROM (USED IN) INVESTING ACTIVITIES	1,662	(150,132)	(77,793)	(11,922)

FINANCING ACTIVITIES
New bank borrowings raised	473,000	558,000	558,000	85,517
Repayment of bank borrowings	(558,000)	(473,000)	(558,000)	(85,517)
Advance from a shareholder	1,865	6,711	3,989	611
Repayment to a shareholder	(696)	(6,065)	(14,546)	(2,229)
Interest paid	(24,477)	(24,323)	(24,382)	(3,737)

NET CASH (USED IN) FROM FINANCING ACTIVITIES	(108,308)	61,323	(34,939)	(5,355)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	183,621	(25,860)	(292,183)	(44,778)
Effect of foreign exchange rate	(1,983)	(550)	1,633	250
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	751,612	933,250	906,840	138,979

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	933,250	906,840	616,290	94,451

See accompanying notes to the consolidated financial statements.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

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

Zhengxing Wheel was established as a limited liability company in the PRC on June 23, 2003. Details of Zhengxing Wheel’s subsidiaries as of December 31, 2019 and 2020 are as follows:

Name of company	Place and date of establishment and operation	Attributable equity interests directly held by Zhengxing Wheel at December 31,
		2019	2020
Zhengxing Group Benxi Wheel Co., Ltd.	The PRC July 13, 2004	100%	100%
Zhengxing Group Chengdu Wheel Co., Ltd. (“Zhengxing Chengdu”)	The PRC July 30, 2004	100%	100%
Zhengxing Group Langfang Wheel Co., Ltd. (“Zhengxing Langfang”)	The PRC January 21, 2005	100%	100%
Zhengxing Group Hefei Wheel Co., Ltd. (“Zhengxing Hefei”)	The PRC June 9, 2005	100%	100%
Hua’an Zhengxing Wheel Co., Ltd.	The PRC November 19, 2010	100%	100%

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

For the years ended December 31, 2018, 2019 and 2020

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual IFRSs, International Accounting Standards and related interpretations issued by the IASB.

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are accounted for in accordance with IFRS 16 (since January 1, 2019) or IAS 17 (before application of IFRS 16), and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

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

The COVID-19 pandemic has created and may continue to create significant uncertainty in macroeconomic conditions, which may cause further business slowdowns or shutdowns, depress demand for the Company’s business, and adversely impact its results of operations. During the year ended December 31, 2020, the Company faced increasing uncertainties around its estimates of revenue collectability, accounts receivable credit losses, impairment of inventory and long-lived assets. The Company expects uncertainties around its key accounting estimates to continue to evolve depending on the duration and degree of impact associated with the COVID-19 pandemic. Its estimates may change as new events occur and additional information emerges, and such changes are recognized or disclosed in its consolidated financial statements.

Judgments made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 4.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

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

For the years ended December 31, 2018, 2019 and 2020

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

The Group derives revenue from the transfer of goods and is mainly at a point in time.

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

For the years ended December 31, 2018, 2019 and 2020

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

For the years ended December 31, 2018, 2019 and 2020

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

The Group as lessee (upon application of IFRS 16)

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

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalized are recognized as an expense on a systematic basis over the lease term.

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

Lease liabilities

At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

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

Variable lease payments that reflect changes in market rental rates are initially measured using the market rental rates as at the commencement date. Variable lease payments that do not depend on an index or a rate are not included in the measurement of lease liabilities and right-of-use assets, and are recognized as expense in the period in which the event or condition that triggers the payment occurs.

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

For the years ended December 31, 2018, 2019 and 2020

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

For the years ended December 31, 2018, 2019 and 2020

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

For the years ended December 31, 2018, 2019 and 2020

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

For the years ended December 31, 2018, 2019 and 2020

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

For the years ended December 31, 2018, 2019 and 2020

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

For the years ended December 31, 2018, 2019 and 2020

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

Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss (“FVTPL”) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

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

For the years ended December 31, 2018, 2019 and 2020

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

For the years ended December 31, 2018, 2019 and 2020

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

For the years ended December 31, 2018, 2019 and 2020

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

Trade and other payables are initially recognized at fair value. They are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

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

Impairment of non-financial assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

–	property, plant and equipment

–	right-of-use assets; and

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

–	intangible assets.

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

For the years ended December 31, 2018, 2019 and 2020

Anti-dilutive potential ordinary shares are not considered in the calculation of the diluted earnings per share. Potential ordinary shares are anti-dilutive when the conversion of ordinary shares increases the earnings per share or decreases the net losses per share.

Translation into United States dollar

The consolidated financial statements of the Group are stated in RMB. The translation of RMB amounts as of and for the year ended December 31, 2020 into US$ is included solely for the convenience of readers and was made at the rate of RMB6.525 to US$1.00, which was based on the noon buying rate on December 31, 2020 in The City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

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

For the years ended December 31, 2018, 2019 and 2020

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

(i)	Amendments to IFRS3, Definition of a Business

(ii)	Amendments to the Conceptual Framework for Financial Reporting, Amendments to references to the Conceptual Framework in IFRS Standards

(iii)	Amendments to IAS1 and IAS8, Definition of Material

(iv)	Amendments to IFRS7, IAS39 and IFRS9, Interest Rate Benchmark Reform (Phase 1)

The application of the above new and amendments to IFRSs in the current year has had no material effect on the Group’s financial performance and positions for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2020 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group:

IFRS 17	Insurance Contracts[3]

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform – Phase 2[1]

Amendments to IFRS 3	Reference to the Conceptual Framework[2]

Amendments to IAS 16	Property, Plant and Equipment—Proceeds before Intended Use[2]

Amendments to IAS 37	Onerous Contracts—Cost of Fulfilling a Contract[2]

Amendments to IAS 1	Classification of Liabilities as Current or Non-current[3]

Amendments to IFRS 4	Extension of the Temporary Exemption from Applying IFRS 9[3]

Annual Improvements to IFRS Standards 2018-2020 Cycle	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases, and IAS 41 Agriculture[2]

1.	Effective for annual periods beginning on or after January 1, 2021
2.	Effective for annual periods beginning on or after January 1, 2022
3.	Effective for annual periods beginning on or after January 1, 2023
4.	The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted

The directors of the Company anticipate that the application of all the new and amendments to IFRSs will have no material impact on the consolidated financial statements in the foreseeable future.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

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

The Group assesses whether there are any indicators of impairment for property, plant and equipment at the end of each reporting period. Property, plant and equipment are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows.

As of December 31, 2020 and 2019, the carrying amounts of property, plant and equipment were RMB960,453,000 (US$147,196,000) and RMB1,076,731,000, respectively (net of accumulated impairment losses of RMB64,259,000 and RMB10,259,000 as of December 31, 2020 and 2019). RMB54,000,000 (US$8,276,000) and nil impairment loss was recognized through year 2020 and 2019.

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

As of December 31, 2020 and 2019, the carrying amounts of right-of-use assets were RMB348,174,000 (US$53,360,000) and RMB357,599,000, respectively. No impairment loss was recognized for the years presented.

As of December 31, 2020 and 2019, the carrying amount of intangible assets was RMB17,000,000 (US$2,605,000) and RMB17,000,000, respectively. No impairment loss was recognized for the years presented.

Provision for expected credit losses on trade receivables

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for each customer.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For instance, if forecast economic conditions (i.e., gross domestic products) are expected to deteriorate over the next year which can lead to an increased number of defaults in the stone processing sector or the property refurbishment sector, the historical default rates are adjusted. At each reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

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

As of December 31, 2020 and 2019, the carrying amounts of trade receivables were RMB395,165,000 (US$60,562,000) and RMB369,742,000, respectively. No impairment loss of trade receivables was recognized for the years presented.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

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

As of December 31, 2020 and 2019, the carrying amounts of inventories were RMB90,351,000 (US$13,847,000) and RMB129,641,000, respectively. No impairment loss of inventories was recognized for the years presented.

Provision for deferred tax

Determining income tax provisions involves judgement on the future tax treatment of certain transactions. The management evaluates tax implications of transactions and tax provisions are set up accordingly. The tax treatment of such transactions is reconsidered periodically to take into account all changes in tax legislation. Deferred tax assets are recognized for tax losses not yet used and temporary deductible differences. As those deferred tax assets can only be recognized to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized, management’s judgement is required to assess the probability of future taxable profits. Management’s assessment is constantly reviewed and additional deferred tax assets are recognized if it becomes probable that future taxable profits will allow the deferred tax asset to be recovered.

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

5.	REVENUE AND SEGMENT INFORMATION – continued

An analysis of the Group’s revenue and segment results by operating and reportable segments for the years are as follows:

	PRC OEM sales			PRC aftermarket sales			International sales			Consolidated
	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Revenue from external customers	1,758,057	1,302,273	1,168,710	1,008,824	910,212	439,603	384,699	284,229	161,610	3,151,580	2,496,714	1,769,923	271,252
Reconciliation adjustments
Gross up adjustment to reverse net off of selling expense	—	—	—	—	—	—	4,339	3,168	2,119	4,339	3,168	2,119	325
Provision of sales rebates and discount	—	—	—	(6,305)	(6,664)	(2,564)	—	—	—	(6,305)	(6,664)	(2,564)	(393)

Total consolidated net revenue, as reported	1,758,057	1,302,273	1,168,710	1,002,519	903,548	437,039	389,038	287,397	163,729	3,149,614	2,493,218	1,769,478	271,184

Segment result (gross (loss) profit before reconciliation)	232,992	124,321	(49,024)	127,540	83,640	(14,938)	17,828	30,124	1,162	378,360	238,085	(62,800)	(9,625)
Reconciliation adjustments
Gross up adjustment to reverse net off of selling expense	—	—	—	—	—	—	4,339	3,168	2,119	4,339	3,168	2,119	325
Provision of sales rebates and discount	—	—	—	(6,305)	(6,664)	(2,564)	—	—	—	(6,305)	(6,664)	(2,564)	(393)
Unrealized (profit) loss	(113)	(6)	1,923	—	—	—	—	—	—	(113)	(6)	1,923	295
Fair value adjustments arose from acquisition of subsidiaries
–Additional depreciation of property, plant and equipment	(793)	(763)	(912)	(328)	(378)	(256)	(137)	(116)	(90)	(1,258)	(1,257)	(1,258)	(193)
–Additional amortization of prepaid lease payments	(1,012)	(974)	(1,164)	(419)	(483)	(326)	(174)	(148)	(115)	(1,605)	(1,605)	(1,605)	(246)
–Amortization of capitalized general borrowing cost of qualifying assets	(2,252)	(2,380)	(2,843)	(932)	(1,179)	(796)	(388)	(362)	(281)	(3,572)	(3,921)	(3,920)	(601)

Total consolidated gross (loss) profit, as reported	228,822	120,198	(52,020)	119,556	74,936	(18,880)	21,468	32,666	2,795	369,846	227,800	(68,105)	(10,438)

Other income, gains and losses										16,089	17,320	10,825	1,659
Net exchange gain (loss)										1,250	494	(2,419)	(370)
Impairment charge on property, plant and equipment										—	—	(54,000)	(8,276)
Selling and distribution costs										(174,774)	(155,308)	(140,748)	(21,570)
Research and development expenses										(51,760)	(56,841)	(66,109)	(10,132)
Administrative expenses										(144,454)	(121,647)	(137,329)	(21,046)
Finance costs										(23,210)	(24,435)	(24,362)	(3,734)

Loss before taxation										(7,013)	(112,617)	(482,247)	(73,907)
Income tax (expense) credit										(969)	7,747	83,201	12,751

Loss for the year										(7,982)	(104,870)	(399,046)	(61,156)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

The Group’s products can be categorized into tubed steel wheels, tubeless steel wheels, off-road steel wheels, aluminum wheels and wheel components. The categorization is mainly based on the type of vehicles to which the respective product is assembled as well as the product’s component composition. Revenue from these products is as follows:

	2018	2019	2020	2020
	RMB’000	RMB’000	RMB’000	US$’000
Tubed steel wheels	1,452,696	1,124,025	603,202	92,445
Tubeless steel wheels	1,294,187	1,017,510	878,012	134,561
Off-road steel wheels	48,917	55,248	45,620	6,992
Aluminum wheels	281,150	243,174	213,386	32,703
Wheel components	72,664	53,261	29,258	4,483

Total consolidated revenue	3,149,614	2,493,218	1,769,478	271,184

Geographical information

The Group’s operations are located in the PRC. The following table provides an analysis of the Group’s sales by geographical markets based on locations of customers:

	2018	2019	2020	2020
	RMB’000	RMB’000	RMB’000	US$’000
The PRC (country of domicile)	2,760,577	2,205,821	1,605,749	246,092
Thailand	39,808	29,879	14,901	2,284
Japan	24,719	17,572	14,176	2,173
Vietnam	37,294	28,200	13,287	2,036
Indonesia	33,225	25,056	12,889	1,975
Malaysia	32,145	24,635	12,797	1,961
Dubai	24,646	17,871	12,433	1,905
South Korea	17,731	12,622	5,032	771
Others*	179,469	131,562	78,214	11,987

	3,149,614	2,493,218	1,769,478	271,184

*	No further analysis by countries in this category is presented because the revenue from each individual country is insignificant to the total revenue.

All the Group’s non-current assets are located in the PRC.

Information about major customers

No single customer contributed 10% or more of total sales to the Group during each of the years ended December 31, 2018, 2019 and 2020.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

6.	OTHER INCOME, GAIN AND LOSS

	2018	2019	2020	2020
	RMB’000	RMB’000	RMB’000	US$’000
Interest income	11,931	11,894	10,453	1,602
Net gain (loss) from sales of scrap materials	3,243	4,507	(441)	(68)
Release of deferred income (note a)	797	797	796	122
Others	118	122	17	3

	16,089	17,320	10,825	1,659

Notes:

(a)

A grant of RMB15,000,000 was received from the PRC government in 2009 to subsidize the Group’s construction of a new manufacturing plant and related capital expenditures. It has been presented as deferred income (Note 23) and released to income over the useful lives of the related assets.

7.	FINANCE COSTS

	2018	2019	2020	2020
	RMB’000	RMB’000	RMB’000	US$’000
Interest on bank borrowings wholly repayable within five years	24,379	24,435	24,362	3,734
Less: amount capitalized in construction in progress	(1,169)	—	—	—

	23,210	24,435	24,362	3,734

Borrowing costs capitalized arose on the general borrowing pool and are calculated by applying the following capitalization rates:

	2018	2019	2020
Capitalization rate	4.4%	—%	—%

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

8.	INCOME TAX (CREDIT) EXPENSE

	2018	2019	2020	2020
	RMB’000	RMB’000	RMB’000	US$’000
Current tax:
PRC Enterprise Income Tax (“EIT”)
- current year	16,172	7,711	(4,957)	(760)

	16,172	7,711	(4,957)	(760)

Deferred tax (Note 17):
- current year	(15,203)	(15,458)	(75,869)	(11,627)
- attributable to change in tax rate	—	—	(2,375)	(364)

	(15,203)	(15,458)	(78,244)	(11,991)

	969	(7,747)	(83,201)	(12,751)

The Company is tax exempted in the British Virgin Islands where it was incorporated. No provision for Hong Kong Profits Tax has been made in the consolidated financial statements as the Group has no assessable profit arising from Hong Kong for the years presented. All the subsidiaries established in the PRC are subject to PRC EIT at the rate of 25%, other than as follows:

(a)

Zhengxing Wheel was regarded as a “High-new technology enterprise” pursuant to a certificate jointly issued by the relevant Fujian Government authorities. The certificate was valid for three years commencing from year 2008. It was entitled to enjoy a preferential tax rate of 15%, provided that the qualifying conditions as a High-new technology enterprise were met. It subsequently received approval notices to renew its “High-new technology enterprise” status for three years each in 2011, 2014, 2017 and 2020, and was entitled to enjoy a preferential tax rate of 15% for the years through year 2022, provided that the qualifying conditions as a High-new technology enterprise were met.

(b)

Zhengxing Chengdu was established in the western region of the PRC and derived more than 70% of its total income from the business of state-encouraged industry as defined under the “Catalogue of Industries Products and Technologies Encouraged by the State of Development” (the “Catalogue”). According to Caishui [2001] No. 202 issued by the Ministry of Finance and the State Administration of Taxation and the General Administration of Customs, it was entitled to enjoy a preferential tax rate of 15% from its date of establishment to December 31, 2010. Such preferential tax treatment is further extended for a period of ten years from 2011 to 2020 on the condition that the enterprise must be engaged in state encouraged industries as defined under the Catalogue pursuant to Caishui [2011] No. 58 issued during 2011. Such preferential tax treatment is further extended for a period of ten years from 2021 to 2030 on the condition that the enterprise must be engaged in state encouraged industries as defined under the Catalogue pursuant to Caishui [2020] No. 23 issued during 2020. Zhengxing Chengdu should continue to enjoy the preferential tax rate of 15% in 2018, 2019 and 2020 provided that it was engaged in the state encouraged industry under the Catalogue.

(c)

In 2017, Hua’an Zhengxing Wheel was regarded as a “High-new technology enterprise” pursuant to a certificate jointly issued by the relevant Fujian Government authorities. The certificate was valid for three years commencing from year 2017. It was entitled to enjoy a preferential tax rate of 15%, provided that the qualifying conditions as a High-new technology enterprise were met. It subsequently received approval notices to renew its “High-new technology enterprise” status for three years each in 2017 and 2020, and was entitled to enjoy a preferential tax rate of 15% for the years through year 2022, provided that the qualifying conditions as a High-new technology enterprise were met.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

The tax charge (credit) for the years stated below can be reconciled to the loss before taxation per the consolidated statements of comprehensive income as follows:

	2018	2019	2020	2020
	RMB’000	RMB’000	RMB’000	US$’000
Loss before taxation	(7,013)	(112,617)	(482,247)	(73,907)

Tax at the domestic income tax rate of 25%	(1,753)	(28,154)	(120,562)	(18,477)
Tax effect of expenses not deductible for tax purpose	3,169	3,318	1,846	283
Recognition of tax losses previously not recognized	(1,540)	—	—	—
Effect of tax exemption and reliefs granted to PRC subsidiaries	1,093	8,458	33,951	5,203
Change in unrecognized on deferred tax assets	—	8,631	3,938	604
Decrease in opening deferred tax liability resulting from a decrease in applicable tax rate	—	—	(2,374)	(364)

Tax charge (credit) for the year	969	(7,747)	(83,201)	(12,751)

9.	LOSS FOR THE YEAR

	2018	2019	2020	2020
	RMB’000	RMB’000	RMB’000	US$’000
Loss for the year has been arrived at after charging:
Directors and key management’s remuneration:
- Salary	4,654	5,023	5,142	788
- Retirement benefit scheme Contributions	50	57	50	8
- Share-based payments	—	—	—	—

Total directors and key management’s Remuneration	4,704	5,080	5,192	796
Other staff costs	239,726	225,921	249,177	38,188
Retirement benefit scheme contributions, excluding those of directors and key management	29,973	31,805	25,738	3,944

Total staff costs	274,403	262,806	280,107	42,928

Cost of inventories recognized as an expense included in:
- Cost of sales	2,779,768	2,265,418	1,837,583	281,622
- Sales of scrap materials	448,773	392,195	311,601	47,755
- Research and development expense	33,601	38,786	43,636	6,688

Total cost of inventories recognized as an expense	3,262,142	2,696,399	2,192,820	336,065

Amortization of prepaid lease payments	9,425	—	—	—
Depreciation of property, plant and equipment	146,075	136,572	130,798	20,046
Depreciation of right-of-use assets	—	9,425	9,425	1,444
Impairment charge on property, plant and equipment	—	—	54,000	8,276
Loss on disposal of property, plant and equipment	18,512	574	1,794	275

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

10.	LOSS PER SHARE

The calculation of the basic and diluted loss per share attributable to owners of the Company is based on the following data:

	2018	2019	2020	2020
	RMB’000	RMB’000	RMB’000	US$’000
Loss
Loss for the year attributable to owners of the Company	(7,982)	(104,870)	(399,046)		(61,156)

Number of shares
Weighted average number of ordinary shares for the purpose of loss per share - Basic and diluted	206,500,000	206,500,000	206,500,000		206,500,000

Loss per share
Basic	RMB (0.04)	RMB (0.51)	RMB (1.93)	US$	(0.30)

Diluted	RMB (0.04)	RMB (0.51)	RMB (1.93)	US$	(0.30)

The computation of diluted earnings (loss) per share in 2018, 2019 and 2020 does not assume the exercise of the Company’s share options under the share incentive plan as the exercise price of those options is higher than the average market price for shares (see Note 26).

11.	DIVIDENDS

The directors of the Company do not recommend the payment of a dividend for the years ended December 31, 2018, 2019 and 2020.

12.	INVENTORIES

	As of December 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
Raw materials	65,030	43,197	6,620
Work in progress	39,127	27,426	4,203
Finished goods	25,484	19,728	3,024

	129,641	90,351	13,847

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

13.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
Trade receivables	369,742	395,165	60,562
Prepayments to raw material suppliers	131,709	147,979	22,679
Receivables from sales of scrap materials	71,188	51,821	7,942
Value-added tax and other taxes receivable	16,944	6,708	1,028
Income tax recoverable	4,504	9,463	1,450
Prepaid consulting fee	—	16,000	2,452
Other receivables	2,272	2,192	336
Total trade and other receivables and prepayments	596,359	629,328	96,449
Less: Non-current portion of prepaid consulting fee	—	(12,000)	(1,839)

Current portion	596,359	617,328	94,610

All of the trade and other receivables, except the long term prepayments (net of nil provision for doubtful debts as of December 31, 2019 and 2020) are expected to be recovered or recognized as expenses within one year. The Group allows its trade customers an average credit period of 30 to 90 days (2019: 30 to 90 days). The following is an aged analysis of trade receivables presented based on the invoice date at the end of each reporting period, which approximated the respective revenue recognition dates.

	As of December 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
0 - 30 days	190,629	237,361	36,378
31 - 60 days	138,699	112,224	17,199
61 - 90 days	40,414	45,580	6,985

	369,742	395,165	60,562

Before accepting any new customers, the Group assesses the potential customer’s credit quality and defines its credit limits based on the customer’s scale of operations and reputation in the industry.

For trade receivables, the Group has applied the simplified approach in IFRS 9 to determine the loss allowance at lifetime ECL. The Group determines the expected credit losses on those items by using a provision matrix grouped by ageing. The above balances relate to receivables for which there was no recent history of default or expectation of future losses. Management considers the probability of default to be minimal and no impairment was provided during the year.

Trade receivables denominated in currency other than the functional currency of the relevant group entities are set out below:

	2019	2020	2020
	RMB’000	RMB’000	US$’000
US$	22,949	10,896	1,670

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

14.	LEASE

Amounts recognized in the statement of financial position:

	As of December 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
Right-of-use assets – Prepaid land lease payments	357,599	348,174	53,360

Amounts recognized in the statement of profit or loss:

	2019	2020	2020
	RMB’000	RMB’000	US$’000
Depreciation charge of right-of-use assets – Prepaid land lease payments	9,425	9,425	1,444

Lump sum payments were made upfront to acquire the leased land from the owners with lease periods of 50 to 70 years, and no ongoing payments will be made under the terms of these land leases.

No impairment loss was made to the carrying amounts of the prepaid lease payments for the year ended December 31, 2020 and 2019.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

15.	PLEDGED BANK DEPOSITS/FIXED BANK DEPOSITS WITH MATURITY PERIOD OVER THREE MONTHS/BANK BALANCES AND CASH, AND OTHER CASH FLOW INFORMATION

(a)	Cash and cash equivalents and fixed deposits held at banks comprise:

	As of December 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
Deposits with banks within three months to maturity when placed	360,000	360,000	55,173
Cash at banks and in hand	546,840	256,290	39,278

Cash and cash equivalents in the consolidated statement of financial position and consolidated statement of cash flows	906,840	616,290	94,451
Fixed bank deposits with maturity periods over three months	290,000	290,000	44,444
Pledged bank deposits	14,900	26,000	3,985

	1,211,740	932,290	142,880

As at 31 December 2020, the balances that were placed with banks in the PRC amounted to RMB931,276,000 (US$142,724,000) (2019: RMB1,210,201,000). Remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

Pledged bank deposits

These are bank deposits placed at specified bank accounts to secure the Group’s bills payable and will be released upon maturity of the relevant bills.

Fixed bank deposits with maturity period over three months

These represent fixed bank deposits with an original maturity period over three months.

Bank balances and cash

These represent cash and short-term bank deposits with an original maturity of three months or less. Bank balances and cash at December 31, 2020 included fixed bank deposits with an original maturity period of three months or less totaled RMB360,000,000 (US$55,173,000) (2019: RMB360,000,000), which carried fixed interest rate of 1.35% at December 31, 2020 (2019:1.35%). Cash at banks earns interest at floating rates based on daily bank deposit rates.

The pledged bank deposits, fixed bank deposits with maturity period over three months and bank balances carried fixed interest at the end of the reporting period as follows:

	2019	2020
Range of interest rates (per annum)	0.35%-1.55%	0.35%-1.55%

The pledged bank deposits, fixed bank deposits with maturity period over three months and bank balances that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	2019	2020	2020
	RMB’000	RMB’000	US$’000
US$	2,588	1,114	171
Hong Kong Dollar (“HK$”)	22	1,005	154

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

(b)	Reconciliation of liabilities arising from financing activities:

The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	Bank borrowings	Amount due to a shareholder	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
Balance at January 1, 2019	473,000	9,911	482,911
Changes from financing cash flows
New bank borrowings raised	558,000	—	558,000
Repayment of bank borrowings	(473,000)	—	(473,000)
Advance from a shareholder	—	6,711	6,711
Repayment to a shareholder	—	(6,065)	(6,065)

Total changes from financing cash flows	85,000	646	85,646

Balance at December 31, 2019 and January 1, 2020	558,000	10,557	568,557	87,135
Changes from financing cash flows
New bank borrowings raised	558,000	—	558,000	85,517
Repayment of bank borrowings	(558,000)	—	(558,000)	(85,517)
Repayment to a shareholder	—	(10,557)	(10,557)	(1,618)

Total changes from financing cash flows	—	(10,557)	(10,557)	(1,618)

Balance at December 31, 2020	558,000	—	558,000	85,517

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

16.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
As of January 1, 2019	953,260	1,252,047	6,738	12,312	2,224,357
Additions	—	114,467	461	—	114,928
Disposals	—	(11,423)	(118)	(1,024)	(12,565)

As of December 31, 2019	953,260	1,355,091	7,081	11,288	2,326,720
Additions	782	69,279	699	—	70,760
Disposals	—	(44,573)	(86)	(136)	(44,795)

As of December 31, 2020	954,042	1,379,797	7,694	11,152	2,352,685

ACCUMULATED DEPRECIATION AND IMPAIRMENT
As of January 1, 2019	389,234	718,898	6,163	11,059	1,125,354
Provided for the year	48,377	88,023	56	116	136,572
Eliminated on disposal	—	(10,852)	(112)	(973)	(11,937)

As of December 31, 2019	437,611	796,069	6,107	10,202	1,249,989
Provided for the year	48,380	82,192	147	79	130,798
Impairment	—	54,000	—	—	54,000
Eliminated on disposal	—	(42,344)	(82)	(129)	(42,555)

As of December 31, 2020	485,991	889,917	6,172	10,152	1,392,232

CARRYING VALUE
As of December 31, 2019	515,649	559,022	974	1,086	1,076,731

As of December 31, 2020	468,051	489,880	1,522	1,000	960,453

	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2020	71,732	75,078	233	153	147,196

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

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

Impairment assessment has been performed by the directors of the Company to determine the recoverable amount of these property, plant and equipment. The directors of the Company engaged an independent professional valuer to perform valuation of these property, plant and equipment in order to provide them with the impairment assessment. Having regard to the future plan of the Group and the valuation performed by the independent professional valuer, RMB54,000,000 (US$8,276,000) impairment loss was made to the carrying amounts of the property, plant and equipment for the year ended December 31, 2020 (2018 and 2019: Nil).

Impairment loss:

During the year, the Company’s subsidiaries including Zhengxing Wheel Group Co., Ltd., Zhengxing Group Langfang Wheel Co., Ltd., Zhengxing Group Chengdu Wheel Co., Ltd., Zhengxing Group Hefei Wheel Co., Ltd. and Zhengxing Group Benxi Wheel Co., Ltd. have experienced significant drop in revenue and gross loss. The management of the Group therefore performed an impairment review of the recoverable amount related to this operation. For the purposes of impairment testing of property, plant and equipment of these subsidiaries were allocated to their respective cash generating unit (“CGU”) of production of steel wheels.

The recoverable amount of the relevant cash-generating units of approximately RMB954,609,000 (US$146,300,000) was determined on the basis of value in use calculations for steel wheel segment. Value in use calculations was based on the discount rate of 12.19% and cash flow projections prepared from financial forecasts approved by the management for the next five years. The cash-generating unit cash flows beyond the 5-year period were extrapolated using a growth rate of 3%. Other key assumptions for the value in use calculation related to the estimation of cash inflows/outflows which included budgeted sales and expected gross margins during the budget period which had been determined based on past performance and management’s expectations for the market development. In performing the impairment testing, the directors of the Company had also made reference to valuation performed by independent professional valuers.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

17.	DEFERRED TAXATION

The following are the major deferred tax (assets) liabilities recognized and movement thereon during the current and prior reporting periods.

					Fair value
					adjustments
					on acquisition
		Undistributed		Fair value	of Zhengxing
	Unrealized	profits		adjustment	Wheel
	profit in	of PRC	Deferred	on trade	other than
	inventories	subsidiaries	income	names	trade names	Tax loss	Others*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2019	(386)	53,355	(1,156)	4,250	18,160	(37,193)	8,937	45,967
Charge (credit) to profit or loss	10	—	119	—	(558)	(14,498)	(531)	(15,458)

At December 31, 2019	(376)	53,355	(1,037)	4,250	17,602	(51,691)	8,406	30,509
Charge (credit) to profit or loss	367	—	121	—	(1,519)	(66,091)	(11,122)	(78,244)

At December 31, 2020	(9)	53,355	(916)	4,250	16,083	(117,782)	(2,716)	(47,735)

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
At December 31, 2020	(1)	8,177	(141)	651	2,465	(18,051)	(416)	(7,316)

*	Others include impairment loss on property, plant and equipment, and interest expense capitalized in construction in progress.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances in the consolidated statements of financial position for financial reporting purposes:

	As of December 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
Deferred tax assets	(54,641)	(117,846)	(18,061)
Deferred tax liabilities	85,150	70,111	10,745

	30,509	(47,735)	(7,316)

At the end of each reporting period, the Group had the followings unused tax losses:

	As of December 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
Unused tax losses	293,517	701,644	107,532

As of December 31, 2020 and 2019, a deferred tax asset has been recognized in respect of RMB701,644,000 (US$107,532,000) and RMB293,517,000 of such losses, respectively. No deferred tax asset in relation to unused tax losses has been recognized in respect of the remaining RMB74,575,000 and RMB57,540,000 to the years ended December 31, 2020 and 2019, respectively, due to the unpredictability of future profit streams. The unused tax losses could be carried forward to offset future taxable profit for five to ten years from the year of origination and will expire at various dates up to and including 2030.

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

The aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2020 and 2019 were RMB745,304,000 (US$114,223,000) and RMB1,101,071,000, respectively, as the Group is able to control the timing of the reversal of such temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

18.	DEPOSITS PAID FOR ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT

On May 23, 2019, the Group entered into three construction contracts with three independent third parties to expand the production lines in Hua’an Zhengxing Wheel Co. Limited at a total cash consideration of RMB152,784,000 (US$23,415,000). As at December 31, 2020 and 2019, the Group has paid deposits of RMB61,618,000 (US$9,444,000) and RMB61,618,000, respectively.

On December 7, 2020, the Group entered into one purchase contract with an independent third party to expand the production lines in Hua’an Zhengxing Wheel Co. Limited at a total cash consideration of RMB1,550,000 (US$237,000). As at December 31, 2020, the Group has paid deposits of RMB465,000 (US$71,000).

19.	INTANGIBLE ASSETS

	RMB’000	US$’000
COST
As of January 1, 2019, December 31, 2019 and 2020	17,000	2,605

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

The recoverable amounts of the intangible assets have been determined by using value-in-use calculation. Having regard to the future plan of the Group, no impairment loss was made to the carrying amounts of the intangible assets for the years ended December 31, 2019 and 2020.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

20.	TRADE AND OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
Trade payables	69,973	57,326	8,786
Bills payable - secured (see Note 15)	149,000	260,000	39,847

	218,973	317,326	48,633

Deposits from distributors	129,000	107,500	16,475
Payables in respect of acquisition of property, plant and equipment	7,790	3,704	568
Other taxes payables	8,398	6,209	952
Advances from an unrelated party (note)	54	38	6
Accrued staff costs	29,735	33,545	5,141
Accrued transportation costs	9,181	13,168	2,018
Accrued utilities expenses	2,731	3,337	511
Deferred income (see Note 23)	796	796	122
Others	4,106	3,757	575

	191,791	172,054	26,368

	410,764	489,380	75,001

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

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

22.	SHORT-TERM BANK BORROWINGS

	As of December 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
Fixed-rate bank borrowings	558,000	558,000	85,517

Analyzed as:
Secured	180,000	180,000	27,586
Unsecured	378,000	378,000	57,931

	558,000	558,000	85,517

Bank borrowings carried the following range of interest rates at the end of the respective reporting period:

	2019	2020
Fixed-rate bank borrowings	4.4%	4.1%-4.4%

All the Group’s bank borrowings are carried at amortized costs and are denominated in RMB.

Details of assets pledged in respect of the Group’s secured bank borrowings are set out in Note 27. As of December 31, 2020 and 2019, bank borrowings of RMB558,000,000 (US$85,517,000) and RMB558,000,000, respectively, are guaranteed by certain subsidiaries of the Company.

One of the banking facilities are subject to the fulfillment of covenants. If the Group were in breach of the covenants, the drawn down facilities would become repayable on demand. The Group regularly monitors its compliance with these covenants, is up to date with the scheduled repayments of the term loans and does not consider it probable that the banks will exercise their discretion to demand repayment so long as the Group continues to meet these requirements. Further details of the Group’s management of liquidity risk are set out in Note 31. As of December 31, 2020 and 2019, none of the covenants relating to drawn down facilities had been breached.

23.	DEFERRED INCOME

Deferred income represents government subsidy received in support of the Group’s plant and production capacity expansion. Government subsidy of RMB15,000,000 received by the Group in 2009 has been recognized as deferred income and released to income on a straight-line basis over the useful lives of the related assets of 20 years. As of December 31, 2020 and 2019, non-current deferred income was RMB5,310,000 (US$814,000) and RMB6,106,000, respectively, and current portion of deferred income of RMB796,000 (US$122,000) and RMB796,000, respectively, was included in trade and other payables and accruals (Note 20).

24.	SHARE CAPITAL

	Number of shares	Amount	Amount
		RMB’000	US$’000
Authorized:
As of January 1, 2019, December 31, 2019 and 2020 of US$0.0001 each	500,000,000	340

Issued at nominal value:
As of January 1, 2019, December 31, 2019 and 2020	206,500,000	136	21

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

25.	CAPITAL COMMITMENTS

	As of December 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of:
- acquisition of property, plant and equipment	91,166	92,251	14,138

26.	SHARE-BASED PAYMENT TRANSACTIONS

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

For the years ended December 31, 2018, 2019 and 2020

26.	SHARE-BASED PAYMENT TRANSACTIONS – continued

Share Incentive Plan (the “Plan”) – continued

•	In the case of SAR, the base appreciation amount shall not be less than 100% of the quoted market value of the Share on the New York Stock Exchange on the date of grant.

•	In the case of other Awards, the purchase price shall be determined by the Administrator.

On August 17, 2011 (the “Grant Date”), pursuant to the Plan and in accordance with an employment agreement with a management executive of the Company, the Company granted the management executive Share Option to subscribe for a total of 1,032,200 Shares at an exercise price of US$1.175 per share (being the market value of the Shares on the Grant Date). One-third of the Shares subject to the Share Options shall vest on December 17, 2011 (the “Vesting Commencement Date”), with the remaining Shares vesting ratably on a monthly basis for the twenty four month period following the Vesting Commencement Date. As of December 31, 2020 and 2019, the number of exercisable option shares was nil and nil, respectively.

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

No share-based payment expenses was recognized for the years ended December 31, 2018, 2019 and 2020 in relation to the Share Option and the restricted share units with reference to their vesting period.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

27.	PLEDGE OF ASSETS

At the end of each reporting period, the carrying value of the Group’s assets which were pledged to secure credit facilities granted to the Group are as follows:

	As of December 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
Bank deposits	14,900	26,000	3,985
Property, plant and equipment	47,739	41,734	6,396
Right-of-use assets	54,575	53,035	8,128

	117,214	120,769	18,509

28.	RETIREMENT BENEFIT PLANS

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

The amount of contributions to retirement benefit scheme was RMB30,023,000 and RMB31,862,000 and RMB25,788,000 (US$3,952,000) for the years ended December 31, 2018, 2019 and 2020, respectively.

29.	RELATED PARTY DISCLOSURES

Compensation of key management personnel

The emoluments of directors of the Company and other members of key management during the years ended December 31, 2018, 2019 and 2020 are set out in Note 9.

From January 1, 2020, the Company leased staff dormitory premises from an entity beneficially owned and controlled by Mr. Jianhui Lai, who is the chairman and chief executive officer of the Company, at a monthly rental of RMB600,000 (US$91,954). For the year ended December 31, 2020, the Group has paid rentals totaled RMB7,200,000 (US$1,103,448) to the related party. There were no rental commitment outstanding as of December 31, 2020.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

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

The Group manages capital risk by reference to total equity compared with total borrowings. As of December 31, 2019 and 2020, these metrics were as follows:

	As of December 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
Bank borrowings	558,000	558,000	85,517
Advances from an unrelated party	54	38	6
Amount due to a shareholder	10,557	—	—

Total borrowings	568,611	558,038	85,523

Total Equity	2,433,770	2,034,724	311,836

	2019	2020
Debt (total liabilities) to equity ratio	44.0%	55.2%

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

31.	FINANCIAL INSTRUMENTS

(a)	Categories of financial instruments

	As of December 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
Financial assets
Financial assets at amortized cost	1,654,942	1,369,469	209,880

Financial liabilities
Financial liabilities at amortized cost	968,969	1,039,652	159,334

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

	2019	2020	2020
	RMB’000	RMB’000	US$’000
Pre-tax profit (loss) for the year	562	372	57

The 10 basis points increase or decrease represents management’s assessment of a reasonably possible change in interest rates over the period until the end of the next annual reporting period. The analysis is performed on the same basis for 2019.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

Credit risk and impairment assessment

At the end of each reporting period, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties is arising from the carrying amount of the respective recognized financial assets as stated in the consolidated statements of financial position.

The Group’s credit risk is primarily attributable to trade receivables. In order to minimize the credit risk, the management of the Group has assigned a team to be responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Ongoing credit evaluation is performed on the financial condition of customers. The Group performs impairment assessment under ECL model upon application of IFRS 9 (2019: incurred ECL model) on accounts balances on provision matrix. The Group also requires deposits from its distributors. In this regard, the directors consider that the Group’s credit risk on receivables is significantly reduced.

The Group’s total trade receivables due from the five largest customers accounted for 38.4% and 25.0% of its total trade receivables as of December 31, 2020 and 2019, respectively.

The credit risk on liquid funds is limited because the counterparties are banks with good reputations.

Maximum exposure and year-end staging as at December 31, 2020 and 2019:

The table below shows the credit quality and the maximum exposure to credit risk based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification. The amounts presented are gross carrying amounts for financial assets.

	12-month ECLs	Lifetime ECL
	Stage 1	Stage 2	Stage 3	Simplified approach	2020 Total	2020 Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Trade receivables*	—	—	—	395,165	395,165	60,562
Financial assets included in other receivables and prepayments
– Normal**	42,014	—	—	—	42,014	6,438
Pledged bank deposits
– Not yet past due	26,000	—	—	—	26,000	3,985
Fixed bank deposits with maturity periods over three months
– Not yet past due	290,000	—	—	—	290,000	44,444
Bank balances and cash
– Not yet past due	616,290	—	—	—	616,290	94,451

Total	974,304	—	—	395,165	1,369,469	209,880

	US$’000	US$’000	US$’000	US$’000	US$’000
Total	149,318	—	—	60,562	209,880

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

	12-month ECLs	Lifetime ECL
	Stage 1	Stage 2	Stage 3	Simplified approach	2019 Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade receivables*	—	—	—	369,742	369,742
Financial assets included in other receivables and prepayments
– Normal**	73,460	—	—	—	73,460
Pledged bank deposits
– Not yet past due	14,900	—	—	—	14,900
Fixed bank deposits with maturity periods over three months
– Not yet past due	290,000	—	—	—	290,000
Bank balances and cash
– Not yet past due	906,840	—	—	—	906,840

Total	1,285,200	—	—	369,742	1,654,942

*

For trade receivables, the Group has applied the simplified approach in IFRS 9 to determine the loss allowance at lifetime ECL. The Group determines the expected credit losses on those items by using a provision matrix grouped by ageing.

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

Currency risk

The Group has foreign currency sales which expose the Group to risk due to changes in foreign exchange rates. At the end of each reporting period, the carrying amounts of the Group’s monetary assets denominated in a currency other than the functional currency of the relevant entities were as follows:

	As of December 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
Assets (HK$)	22	1,013	155
Assets (US$)	25,537	12,010	1,841
Liabilities (US$)	10,557	—	—

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

	2019	2020	2020
	RMB’000	RMB’000	US$’000
Pre-tax profit (loss) for the year	750	651	100

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of the reporting period. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of next annual reporting period. The analysis is performed on the same basis for 2019.

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

	Weighted average effective interest rate	On demand/ less than 3 months	3 months to 1 year	Total undiscounted cash flows	Carrying amount	Carrying amount
	%	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As of December 31, 2019
Non-derivative financial liabilities
Trade and other payables		330,829	70,000	400,829	400,829
Bank borrowings—fixed rate	4.35%	343,472	222,511	565,983	558,000
Amount due to a shareholder		10,557	—	10,557	10,557

		684,858	292,511	977,369	969,386

As of December 31, 2020
Non-derivative financial liabilities
Trade and other payables		371,653	110,000	481,653	481,653	73,817
Bank borrowings – fixed rate	4.32%	343,392	222,154	565,546	558,000	85,517

		715,045	332,154	1,047,199	1,039,653	159,334

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

Commodity price risk

The major raw material used in the production of the Company’s products includes steel. The Group is exposed to fluctuation in the prices of this raw material which is influenced by global as well as regional supply and demand conditions. Fluctuations in the prices of raw materials could adversely affect the Group’s financial performance. The Group historically has not entered into any commodity derivative instruments to hedge the potential commodity price changes.

(c)	Fair value

No disclosure of fair value is required as all of the Group’s financial assets and liabilities are carried at amounts not materially different from their fair values as of December 31, 2019 and 2020.

32.	LITIGATIONS

On October 31, 2018, a class action complaint was filed in the United States District Court for the District of New Jersey against the Company and certain of the Company’s officers alleging violations of the federal securities laws with respect to the delisting of the Company’s shares on the New York Stock Exchange. The complaint was later amended by the plaintiffs. On or about June 24, 2019, the defendants moved to dismiss the amended complaint in its entirety on the grounds that it failed to state a claim and that the Court lacks personal jurisdiction over the individual defendants. The motion to dismiss was granted in part, and denied in part, by the Court in June 2020. The parties then conducted limited document discovery regarding the remaining claims. Subsequently, the parties engaged in mediation regarding a possible resolution of all claims asserted in the class action lawsuit. As a product of the mediation, the parties reached an agreement in principle to settle the class action lawsuit for a payment of US$1.8 million, a portion of which will be paid by the Company’s insurance carrier. The proposed class action settlement is currently being documented and will be submitted to the Court for review and approval. The Company is unable to predict with any reasonable degree of certainty whether the proposed settlement ultimately will be approved by the Court. Other than the aforementioned action, the Company is currently not a party to, and is not aware of any threat of, any legal, arbitral or administrative proceedings, which, in the opinion of the Company’s management, is likely to have a material adverse effect on the Company’s business, financial condition or results of operations. The Company may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of the Company’s business.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

33.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the board of directors and authorized for issue on April 27, 2021.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of

Financial Position

(Unaudited)

	As of December 31,
	2019	2020
	RMB’000	RMB’000
ASSETS
Current assets
Prepayments	—	—
Bank balances	—	—

	—	—

Non-current asset
Investment in a subsidiary	940,198	940,198

Total assets	940,198	940,198

EQUITY AND LIABILITIES
Current and total liabilities
Other payables	6,535	5,658
Amount due to a shareholder	10,557	—
Amount due to a subsidiary	89,683	106,573

	106,775	112,231

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 ordinary shares issued and outstanding as of December 31, 2019 and 2020)	136	136
Additional paid-in capital	392,076	392,076
Reserves	441,211	435,755

Total equity	833,423	827,967

Total equity and liabilities	940,198	940,198

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE 1

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Profit or Loss and Other

Comprehensive Loss

For the years ended December 31, 2018, 2019 and 2020

(Unaudited)

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Other income	118	118	16
Net exchange (loss) gain	(1,833)	(740)	2,776
Administrative expenses	(8,677)	(10,290)	(8,248)
Loss and total comprehensive loss for the year	(10,392)	(10,912)	(5,456)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of

Changes in Equity

For the years ended December 31, 2018, 2019 and 2020

(Unaudited)

	Share capital	Additional paid in capital	Capital reserve	Share incentive plan reserve	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2018	136	392,076	560,892	3,110	(101,487)	854,727
Loss and total comprehensive loss for the Year	—	—	—	—	(10,392)	(10,392)

As of December 31, 2018	136	392,076	560,892	3,110	(111,879)	844,335
Loss and total comprehensive loss for the year	—	—	—	—	(10,912)	(10,912)

As of December 31, 2019	136	392,076	560,892	3,110	(122,791)	833,423
Loss and total comprehensive loss for the year	—	—	—	—	(5,456)	(5,456)

As of December 31, 2020	136	392,076	560,892	3,110	(128,247)	827,967

CHINA ZENIX AUTO INTERNATIONAL LIMITED

PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of

Cash Flows

For the years ended December 31, 2018, 2019 and 2020

(Unaudited)

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES
Loss for the year	(10,392)	(10,912)	(5,456)
Exchange loss (gain)	1,836	796	(2,713)

Operating cash flows before movements in working capital	(8,556)	(10,116)	(8,169)
(Increase) decrease in prepayments	(1)	16	—
Increase (decrease) in other payables	280	382	(877)

NET CASH USED IN OPERATING ACTIVITIES	(8,277)	(9,718)	(9,046)

FINANCING ACTIVITIES
Advance from a subsidiary	9,497	19,945	24,560
Repayment to subsidiary	(2,389)	(10,873)	(4,957)
Advance from a shareholder	1,865	6,711	3,989
Repayment to a shareholder	(696)	(6,065)	(14,546)

NET CASH FROM FINANCING ACTIVITIES	8,277	9,718	9,046

NET DECREASE IN CASH AND CASH EQUIVALENTS	—	—	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	—	—	—
EFFECT OF CHANGE IN FOREIGN CURRENCY RATE	—	—	—

CASH AND CASH EQUIVALENTS AT END OF THE YEAR
- representing bank balances	—	—	—

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

As of December 31, 2019 and 2020, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Group’s consolidated financial statements, if any.

For all years presented, there were no cash dividends paid to the Company by its consolidated subsidiaries.